10/4

06017667

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME AgCert International plc

*CURRENT ADDRESS Apex Building, Blackthorn Road
Sandyford
Dublin 18
Ireland

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 25 2006
THOMSON
FINANCIAL

FILE NO. 82- 35025 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: mac

DATE: 10/19/06

IRISH COMPANY SUBMISSIONS
INDEX OF DOCUMENTS
As of September 27, 2006

No.	*Document*	
1	Companies Registration Office Form A1, application to register as a new company with capital duty.	
2	Memorandum and Articles of Association.	
3	Companies Registration Office Form B10, change in director and/or secretary or in their particulars.	11/01/2005
4	Companies Registration Office Form B10, change in director and/or secretary or in their particulars.	24/02/2005.
5	Companies Registration Office Form B2, change in situation of registered office address.	24/02/2005
6	Companies Registration Office Form B10, change in director and/or secretary or in their particulars.	18/04/2005
7	Companies Registration Office Form G1(16), special resolution.	18/04/2005
8	Statutory Declaration pursuant to Section 60.	18/04/2004
9	Companies Registration Office Form B10, change in director and/or secretary or in their particulars.	26/04/2005
10	Companies Registration Office Form B10, change in director and/or secretary or in their particulars.	26/04/2005
11	Companies Registration Office Form G1(16), special resolution.	29/04/2005
12	Companies Registration Office form B4, notice of increase in authorised share capital	29/04/2005
13	Companies Registration Office Form 28, notice of consolidation and division, or conversion into stock of shares, or of the re-conversion into shares of stock, or the subdivision or redemption or cancellation of shares.	29/04/2005
14	Amended Memorandum and Articles of Association	29/04/2005
15	Companies Registration Office Form G1(16), special resolution.	29/04/2005
16	Companies Registration Office Forms 71 and 72, application by private or unlimited company for re-registration as a public limited company	29/04/2005
17	Copy of Balance Sheet on conversion from private limited company to public limited company.	
18	Amended Memorandum and Articles of Association.	29/04/2005
19	Companies Registration Office Form B10, change in director and/or secretary or in their particulars.	02/05/2005
20	Companies Registration Office Form B5, return of allotments.	09/05/2005
21	Companies Registration Office Form 52, particulars of a contract relating to shares.	12/05/2005
22	Companies Registration Office Form 58, notice re. commission or discount	12/05/2005

No.	Document	Date
	payable in respect of shares.	
23	Power of Attorney.	11/05/2005
24	Power of Attorney.	12/05/2005
25	Power of Attorney.	12/05/2005
26	Power of Attorney.	12/05/2005
27	Power of Attorney.	12/05/2005
28	Power of Attorney.	12/05/2005
29	Power of Attorney	12/05/2005
30	Companies Registration Office Form G1(16), special resolution	02/06/2005
31	Companies Registration Office Form 28, notice of consolidation and division, or conversion into stock of shares, or of the re-conversion into shares of stock, or the subdivision or redemption or cancellation of shares.	02/06/2005
32	Amended Memorandum and Articles of Association	02/06/2005
33	Prospectus on full listing	02/06/2005
34	Companies Registration Office Form B1, annual return	08/06/2005
35	Companies Registration office Form B5, return of allotments	08/06/2005
36	Companies Registration office Form B5, return of allotments	08/06/2005
37	Companies Registration Office Form B10, change in director and/or secretary or in their particulars.	12/09/2005
38	Companies Registration Office Form C1, mortgage or charge created by Irish company.	28/03/2006
39	Companies Registration Office Form G1(16), special resolution.	04/05/2006
40	Amended Memorandum and Articles of Association.	04/05/2006
41	Companies Registration Office Form G1(16), special resolution.	18/05/2006
42	Companies Registration Office Form B5, return of allotments.	31/05/2006
43	Companies Registration Office Form B1, annual return.	08/06/2006
44	Certification statement of accounts.	
45	Directors Report and Financial Statements for year	31/12/2005

Companies Registration Office

Statement of First Secretary and Directors and situation of registered office
Section 3, Companies (Amendment) Act, 1982

Declaration of compliance and declaration that the purpose, or one of the purposes for which the company is being formed is the carrying on by it of an activity in the State

Section 5, Companies (Amendment) Act, 1983 and Section 42(2), Companies (Amendment) (No. 2) Act, 1999

Companies capital duty statement
Section 117, Stamp Duties Consolidation Act, 1999

For CRO use only

Fe Phrainn Number

FEE PAID IN FULL | RECEIPT No.

08 DEC 2004 408-5183
COMPANIES REGISTRATION OFFICE

Company Number 394943

Companies Acts, 1963 to 1999 **A1**

Company Name
AGCERT INTERNATIONAL [redacted] LIMITED

Address of Registered Office
1 STOKES PLACE
ST. STEPHENS GREEN
DUBLIN 2

DUBLIN CO. DUBLIN

C. R. O.
08 DEC 2004
REGISTERED

Agent Name
AOIFE CULLEN-KPMG

Agent Address
1 STOKES PLACE, ST. STEPHENS GREEN, DUBLIN 2

Note One
Insert full name (initials will not suffice) and usual residential address Where there are joint secretaries, details and signature of consent should be annexed hereto

Particulars of Secretary
Names and particulars of the person(s) who is or are to be secretary/joint secretaries

RECEIVED
2005 OCT -4 A 11:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Surname	**Forename**
MAGIDA	STEPHEN ARNOLD
Former Surname	**Former Forename**
NONE	NONE

Home Address
105 HARBOR DRIVE #125
STAMFORD
CT 06902
USA

OUTSIDE IRELAND NON EU

I hereby consent to act as secretary of the aforementioned company

Signature Stephen A. Magida **Date** December 2, 2004

Presenters Name
KPMG SERVICES

Address
1 STOKES PLACE
ST. STEPHENS GREEN
DUBLIN 2

Telephone Number:
410 2000

Presenter Reference:
JF/AP/AC

Note Two

Company name and number of other bodies corporate, whether incorporated in the State or elsewhere, except for

bodies of which the person has not been a director at any time during the past ten years

bodies of which the company is (or was at the relevant time) a wholly owned subsidiary

bodies which are (or were at the relevant time) wholly owned subsidiaries of the company

Particulars of Directors (including shadow directors)

Names and particulars of the persons who are to be the first directors of the company

Surname
FANNING

Forename
PATRICK EUGENE

Forename Surname
NONE

Former Forename
NONE

Occupation
CONSULTANT

Date of Birth
04 September 1952

Home Address
4 LIME COURT
78 FRANCIS STREET
DUBLIN 8

DUBLIN CO. DUBLIN

Nationality
IRISH

Other Directorships

Company Number

Company Name SEE ATTACHED LIST

Registered at

I hereby consent to act as director of the aforementioned company ☑ **Irish Resident**

Signature Patrick Eugene Fanning **Date** 2 December 2004 *Note Four*

Surname
MAGIDA

Forename
STEPHEN ARNOLD

Forename Surname
NONE

Former Forename
NONE

Occupation
LAWYER

Date of Birth
07 November 1943

Home Address
105 HARBOR DRIVE #125
STAMFORD
CT 06902
USA

OUTSIDE IRELAND NON EU

Nationality
U.S.A.

Other Directorships

Company Number

Company Name SEE ATTACHED LIST

Registered at

I hereby consent to act as director of the aforementioned company ☐ **Irish Resident**

Signature **Date** *Note Four*

Note Two

Company name and number of other bodies corporate, whether incorporated in the State or elsewhere, except for

bodies of which the person has not been a director at any time during the past ten years

bodies of which the company is (or was at the relevant time) a wholly owned subsidiary

bodies which are (or were at the relevant time) wholly owned subsidiaries of the company

Particulars of Directors (including shadow directors)

Names and particulars of the persons who are to be the first directors of the company

Surname
FANNING

Forename
PATRICK EUGENE

Forename Surname
NONE

Former Forename
NONE

Occupation
CONSULTANT

Date of Birth
04 September 1952

Home Address
4 LIME COURT
78 FRANCIS STREET
DUBLIN 8

DUBLIN CO. DUBLIN

Nationality
IRISH

Other Directorships

Company Number
Company Name SEE ATTACHED LIST
Registered at

I hereby consent to act as director of the aforementioned company ☑ **Irish Resident**

Signature **Date** *Note Four*

Surname
MAGIDA

Forename
STEPHEN ARNOLD

Forename Surname
NONE

Former Forename
NONE

Occupation
LAWYER

Date of Birth
07 November 1943

Home Address
105 HARBOR DRIVE #125
STAMFORD
CT 06902
USA

OUTSIDE IRELAND NON EU

Nationality
U.S.A.

Other Directorships

Company Number
Company Name SEE ATTACHED LIST
Registered at

I hereby consent to act as director of the aforementioned company ☐ **Irish Resident**

Signature Steph A. Magida **Date** December 2, 2004 *Note Four*

Declaration of Compliance and Section 42(2) Declaration

PATRICK EUGENE FANNING of:
4 LIME COURT
78 FRANCIS STREET
DUBLIN 8

Note Five — Please select the appropriate option

do solemnly and sincerly declare that I am *Note Five*

A person named as director/~~secretary~~

of company AGCERT INTERNATIONAL LIMITED

and that all the requirements of the Companies Act, 1963 to 1999 in respect of the registration of said company, and of matters precedent and incidental thereto have been complied with.

I further declare that the purpose, or one of the purposes, for which the company is being formed is the carrying on by it of an activity in the State *Note Six*

Note Six — Please select one of the options (a) or (b)

and that it appears to me that either *Note Seven*

(a) the activity can be classified, in accordance with the relevant classificant system as follows:

93.05

and that the general nature of the activity is:

Other service activities n.e.c.

Where there are two or more activities, please give particulars of the principal activity in the State

Or

(b) that the activity can not be so classified but is precisely described as follows:

____

____

____

Note Eight — NACE Rev 1

I further declare that the place or places in the State where it is proposed to carry on the activity is/are:

3 BALLYMOUNT TRADING ESTATE, SUITE 200, BALLYMOUNT, DUBLIN 12

and that the place where the central administration of the company will normally be carried on will be:

3 BALLYMOUNT TRADING ESTATE, SUITE 200, BALLYMOUNT, DUBLIN 12

And I make this solemn declaration conscientiously believing the same to be true and by virtue of the Statutory Declarations Act, 1938

Signature of Declarant Patrick Eugene Fanning

In the presence of [signature]

- [ ] Commissioner for Oaths
- [x] Practising solicitor
- [ ] Notary Public
- [ ] Peace Commissioner

Name *BLOCK LETTERS*

FIONA THOMAS

Declared before me by

PATRICK EUGENE FANNING.

who is personally known to me
or who is identified to me by

who is personally known to me at
KPMG, 1 STOKES PLACE,
ST. STEPHEN'S GREEN,
DUBLIN 2.

This 2ND. day of DECEMBER 2004.

Stephen Arnold Magida

Company	Incorporated	Registration No.	Date of Resignation
NetOptix Corporation	Delaware	3096955	2000
M-Tec Corporation	Delaware	2506987	6/23/03
1776 Investments Corp.	Delaware	3720157	
Latran Technologies, LLC	Delaware	3096228	
AgCert International, LLC	Delaware	3524101	
Xanalys, Inc.	Delaware	3483223	
ANC Acquisition Corp.	Delaware	2499028	
ANC Management LLC	Delaware	0835557	

Merrick Gerd Andlinger

Company	Incorporated	Registration No.	Date of Resignation
Pure Energy Corporation	Delaware	2418049	1999
Proterion Corporation	Delaware	3229943	9/30/04
O'Brien & Gere Limited	New York	New York State does not issue numbers	
Latran Technologies, LLC	Delaware	3096228	
CyberAlert, Inc.	Delaware	3144149	
AgCert International, LLC	Delaware	3524101	
Xanalys Corporation	Delaware	3483223	
ANC Acquisition Corp.	Delaware	2499028	
ANC Management LLC	Delaware	0835557	

Directorships of Patrick Eugene Fanning

1. Airnet Broadband Limited. CRO number 369874
2. Sakonnet Technology Limited. CRO number 346961
3. William Hill Call Centre Limited. CRO number 306 164
4. William Hill Bookmakers Ireland Limited. CRO number 306275
5. William Hill Offshore Limited. CRO number 306167
6. Corporate Counsel Limited CRO number 388547
7. Dunloe Bia Mara Foods Limited CRO 377624

3 7 4 9 4 3

RECEIVED

2005 OCT -4 A 11: 5

OFFICE OF INTERNATIONAL CORPORATE FINANCE

C.R.O. 08 DEC 2004 REGISTERED

COMPANIES ACTS, 1963 to 2003

COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

OF

AGCERT INTERNATIONAL LIMITED

1. The name of the Company is: AGCERT INTERNATIONAL LIMITED

2. The objects for which the Company is established are:

(a) The aggregation and sale of greenhouse gas emission reductions and credits.

(b) To invest any monies of the Company in such investments and in such manner as may from time to time be determined, and to hold, sell or deal with such investments and generally to purchase, take on lease or in exchange or otherwise acquire any real and personal property and rights or privileges.

(c) To develop and turn to account any land acquired by the Company or in which it is interested and in particular by laying out and preparing the same for building purposes, constructing, altering, pulling down, decorating, maintaining, fitting up and improving buildings and conveniences, and by planting, paving, draining, farming, cultivating, letting on building lease or building agreement and by advancing money to and entering into contracts and arrangements of all kinds with builders, tenants and others.

(d) To acquire and hold shares and stocks of any class or description, debentures, debenture stock, bonds, bills, mortgages, obligations, investments and securities of all descriptions and of any kind issued or guaranteed by any company, corporation or undertaking of whatever nature and wheresoever constituted or carrying on business or issued or guaranteed by any government, state, dominion, colony, sovereign ruler, commissioners, trust, public, municipal, local or other authority or body of whatsoever nature and wheresoever situated and investments, securities and property of all descriptions and of any kind, including real and chattel real estates, mortgages, reversions, assurance policies, contingencies and choses in action.

(e) To purchase for investment only property of any tenure and any interest therein, and to make advances upon the security of land or other similar property or any interest therein.

(f) To acquire by purchase, exchange, lease, fee farm grant or otherwise, either for an estate in fee simple or for any less estate or other estate or interest, whether immediate or reversionary and whether vested or contingent, any lands, tenements or hereditaments of any tenure, whether subject or not to any charges or encumbrances, and to hold, farm, work and manage and to let, sublet, mortgage or charge land and buildings of any kind, reversions, interests, annuities, life policies, and any other property real or personal, movable or immovable, either absolutely or conditionally, and either subject or not to any mortgage, charge, ground rent or other rents or encumbrances.

(g) To erect or secure the erection of buildings of any kind with a view of occupying or letting them and to enter into any contracts or leases and to grant any licences necessary to effect the same.

(h) To maintain and improve any lands, tenements or hereditaments acquired by the Company or in which the Company is interested, in particular by decorating, maintaining, furnishing, fitting up and improving houses, shops, flats, maisonettes and other buildings and to enter into contracts and arrangements of all kinds with tenants and others.

(i) To sell, exchange, mortgage (with or without power of sale), assign, turn to account or otherwise dispose of and generally deal with the whole or any part of the property, shares, stocks, securities, estates, rights or undertakings of the Company, real, chattel real or personal, movable or immovable, either in whole or in part, upon whatever terms and whatever consideration the Company shall think fit.

(j) To take part in the management, supervision, or control of the business or operations of any company or undertaking, and for that purpose to appoint and remunerate any directors, accountants, or other experts or agents to act as consultants, supervisors and agents of other companies or undertakings and to provide managerial, advisory, technical, design, purchasing and selling services.

(k) To make, draw, accept, endorse, negotiate, issue, execute, discount and otherwise deal with bills of exchange, promissory notes, letters of credit, circular notes, and other negotiable or transferable instruments.

(l) To redeem, purchase, or otherwise acquire in any manner permitted by law and on such terms and in such manner as the Company may think fit any shares in the Company's capital.

(m) To guarantee, support or secure whether by personal covenant or by mortgaging or charging all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company or by both such methods the performance of the obligations of, and the repayment or payment of the principal amounts of and the premiums, interest and dividends on any security of any person, firm or company including (without prejudice to the generality of the foregoing) any company which is for the time being the Company's holding company or subsidiary as defined by Section 155 of the Companies Act 1963 or another subsidiary as defined by the said Section of the Company's holding company or otherwise associated with the Company in business notwithstanding the fact that the Company may not receive any consideration, advantage or benefit, direct or indirect from entering into such guarantee or other arrangement or transaction contemplated herein.

(n) To lend the funds of the Company with or without security and at interest or free of interest and on such terms and conditions as the directors shall from time to time determine.

(o) To raise or borrow or secure the payment of money in such manner and on such terms as the directors may deem expedient whether or not by the issue of bonds, debentures or debenture stock, perpetual or redeemable, or by mortgage, charge, lien or pledge upon the whole or any part of the undertaking, property, assets and rights of the Company, present or future, including its uncalled capital and generally in any other manner as the directors shall from time to time determine and to enter into or issue interest and currency hedging and swap agreements, forward rate agreements, interest and currency futures or options and other forms of financial instruments, and to purchase, redeem or pay off any of the foregoing and to guarantee the liabilities of the Company or any other person, and any debentures, debenture stock or other securities may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, transfer, drawings, allotments of shares, attending and voting at general meetings of the Company, appointment of directors and otherwise.

(p) To accumulate capital for any of the purposes of the Company, and to appropriate any of the Company's assets to specific purposes, either conditionally or unconditionally, and to admit any class or section of those who have any dealings with the Company to any share in the profits thereof or in the profits of any particular branch of the Company's business or to any other special rights, privileges, advantages or benefits.

(q) To reduce the share capital of the Company in any manner permitted by law.

(r) To make gifts or grant bonuses to officers or other persons who are or have been in the employment of the Company and to allow any such persons to have the use and enjoyment of such property, chattels or other assets belonging to the Company upon such terms as the Company shall think fit.

(s) To establish and maintain or procure the establishment and maintenance of any pension or superannuation fund (whether contributory or otherwise) for the benefit of and to give or procure the giving of donations, gratuities, pensions, annuities, allowances, emoluments or charitable aid to any persons who are or were at any time in the employment or service of the Company or any of its predecessors in business, or of any company which is a subsidiary of the Company or who may be or have been directors or officers of the Company, or of any such other company as aforesaid, or any persons in whose welfare the Company or any such other company as aforesaid may be interested and the wives, widows, children, relatives and dependants of any such persons and to make payments towards insurance and assurance and to form and contribute to provident and benefit funds for the benefit of such persons and to remunerate any person, firm or company rendering services to the Company, whether by cash payment, gratuities, pensions, annuities, allowances, emoluments or by the allotment of shares or securities of the Company credited as paid up in full or in part or otherwise.

(t) To employ experts to investigate and examine into the conditions, prospects, value, character and circumstances of any business concerns, undertakings, assets, property or rights.

(u) To insure the life of any person who may, in the opinion of the Company, be of value to the Company, as having or holding for the Company interests, goodwill, or influence or otherwise and to pay the premiums on such insurance.

(v) To distribute either upon a distribution of assets or division of profits among the Members of the Company in kind any property of the Company, and in particular any shares, debentures or securities of other companies belonging to the Company or of which the Company may have the power of disposing.

(w) To do and carry out all or any of the foregoing objects in any part of the world and either as principals, agents, contractors, trustees or otherwise, and either by or through agents, trustees or otherwise and either alone or in partnership or in conjunction with any other company, firm or person, provided that nothing herein contained shall empower the Company to carry on the businesses of insurance.

(x) To apply for, purchase or otherwise acquire any patents, brevets d'invention, licences, trade marks, industrial designs, know-how, concessions and other forms of intellectual property rights and the like conferring any exclusive or non-exclusive or limited or contingent rights to use, or any secret or other information as to any invention or process of the Company, or the acquisition of which may seem calculated directly or indirectly to benefit the Company, and to use, exercise, develop, or grant licences in respect of, or otherwise turn to account the property, rights or information so acquired.

(y) To enter into partnership or into any arrangement for sharing profits, union of interests, co-operation, joint venture, reciprocal concession or otherwise with any person or company carrying on or engaged in or about to carry on or engage in any business or transaction which the Company is authorised to carry on or engage in or any business or transaction capable of being conducted so as directly or indirectly to benefit the Company.

(z) To acquire and undertake the whole or any part of the undertaking, business, property and liabilities of any person or company carrying on any business which the Company is authorised to carry on or which is capable of being conducted so as to benefit the Company directly or indirectly or which is possessed of assets suitable for the purposes of the Company.

(aa) To adopt such means of making known the Company and its products and services as may seem expedient.

(bb) To acquire and carry on any business carried on by a subsidiary or a holding company of the Company or another subsidiary of a holding company of the Company.

(cc) To promote any company or companies for the purpose of acquiring all or any of the property and liabilities of this Company or for any other purpose which may seem directly or indirectly calculated to benefit this Company.

(dd) To amalgamate with, merge with or otherwise become part of or associated with any other company or association in any manner permitted by law.

(ee) To do and carry out all such other things, except the issuing of policies of insurance, as may be deemed by the Company capable of being conveniently carried on in connection with the above objects or any of them or calculated to enhance the value of or render profitable any of the Company's properties or rights.

And it is hereby declared that the word "company" in this clause, except where used in reference to this Company, shall be deemed to include any person, partnership or other body of persons whether incorporated or not incorporated and whether domiciled in the State or elsewhere and that the objects of the Company as specified in each of the foregoing paragraphs of this clause shall be separate and distinct objects and shall not be in anywise limited or restricted by reference to or inference from the terms of any other paragraph or the name of the Company.

3. The liability of the members is limited.

4. The share capital of the Company is €300,000 divided into 30,000,000 Ordinary shares of €0.01 each.

The shares in the original or any increased share capital of the Company may be divided into several classes, and there may be attached thereto respectively any preferential, deferred or other special rights, privileges, conditions or restrictions as to dividend, capital, voting or otherwise.

We, the several persons whose names, addresses and descriptions are subscribed, wish to be formed into a Company in pursuance of this Memorandum of Association and we agree to take the number of shares in the capital of the Company set opposite our respective names.

NAMES, ADDRESSES AND DESCRIPTIONS OF SUBSCRIBERS	NUMBER OF SHARES TAKEN BY EACH SUBSCRIBER
Andlinger Capital III LLC 105 Harbor Drive, Suite 125 Stamford, CT 06902 USA	500,000 FIVE HUNDRED THOUSAND ORDINARY SHARES
XL TechGroup, Inc. 1901 S. Harbor City Blvd, Suite 300 Melbourne, FL 32901 USA	500,000 FIVE HUNDRED THOUSAND ORDINARY SHARES
TOTAL NUMBER OF SHARES TAKEN UP	1,000,000 ONE MILLION

Dated this 2nd day of December 2, 2004

Witness to the above signature:

Name: MARK F. CALLAGHAN

Address: 303 South Broadway
Suite 229 Tarrytown, NY 10591

Occupation: Executive

COMPANIES ACTS, 1963 to 2003

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

AGCERT INTERNATIONAL LIMITED

PRELIMINARY

1. The regulations contained in Part II of Table A in the First Schedule to the Companies Act, 1963, (which Table is hereinafter called "Table A") shall be deemed to be incorporated with these Articles and shall apply to the Company save insofar as they are inconsistent with these presents.

2. Unless the contrary is clearly stated, reference to any section of any act is to such section as same may be amended, extended or re-enacted (whether before or after the date hereof) from time to time.

SHARE CAPITAL

3. The share capital of the Company is €300,000 divided into 30,000,000 Ordinary Shares of €0.01 each.

4. The directors are generally and unconditionally authorised from time to time to exercise all powers of the Company to allot relevant securities (as such expression is defined in Section 20 of the Companies (Amendment) Act, 1983) up to a maximum aggregate of the number of authorised but unissued relevant securities in the capital of the Company (whether forming part of the original or any increased capital) but this authority shall not extend beyond such date as shall be five years from the date of incorporation of the Company provided always that the directors shall have power, notwithstanding that the date aforesaid shall have expired, to allot relevant securities in pursuance of an offer or agreement made before the expiry of such date as aforesaid as if the authority conferred hereby had not expired. Section 23(1) of the Companies (Amendment) Act, 1983 is hereby excluded in its application in relation to all allotments by the Company of relevant securities as defined for the purposes of that section.

PURCHASE OF OWN SHARES

5. Subject to the provisions of the Companies Acts, 1963 to 2001 the Company may purchase its own shares (including any redeemable shares).

FINANCIAL ASSISTANCE

6. The Company may give any form of financial assistance which is permitted by the Companies Acts, 1963 to 2001 for the purpose of or in connection with a purchase or subscription made or to be made by any person of or for any shares in the Company or in the Company's holding company and Regulation 10 of Part I of Table A will be modified accordingly.

TRANSFER OF SHARES

7. The instrument of transfer of a fully paid up share need not be signed by or on behalf of the transferee and Regulation 22 of Part I of Table A will be modified accordingly.

GENERAL MEETINGS

8. Annual general meetings shall be held in Ireland unless in respect of any particular meeting either all the Members entitled to attend and vote at such meeting consent in writing to its being held elsewhere or a resolution providing that it be held elsewhere has been passed at the preceding annual general meeting. Extraordinary general meetings may be held in or outside Ireland. Regulation 47 of Part I of Table A will not apply and Regulation 50 will be construed as if the words "within the State" were deleted therefrom.

9. An extraordinary general meeting shall be convened upon the requisition of the auditors under the circumstances described in Section 186 of the Companies Act, 1990 as well as upon the requisition described in Regulation 50 of Part I of Table A.

10. In Regulation 59(b) of Part I of Table A the words "one Member" shall be substituted for the words "three Members".

11. Subject to Section 141 of the Act, a resolution in writing signed by all the members for the time being entitled to attend and vote on such resolution at a general meeting (or being bodies corporate by their duly authorised representatives) shall be as valid and effective for all purposes as if the resolution had been passed at a general meeting of the Company duly convened and held, and if described as a Special Resolution shall be deemed to be a Special Resolution within the meaning of the Act. Any such resolution may consist of several documents in the like form each signed by one or more of such members (or their duly authorised representatives). Regulation 6 of Part II of Table A shall not apply.

SINGLE-MEMBER COMPANY

12. (i) If at any time all the issued shares of the Company are registered in the name of a sole person (whether a natural person or a body corporate), it will be a single-member company within the meaning of the European Communities (Single-Member Private Limited Companies) Regulations, 1994 (the single-member company regulations). If and so long as the company is a single-member company, the following provisions will apply notwithstanding anything to the contrary in these Articles or Table A:

(a) Annual General Meetings

The sole member may decide to dispense with the holding of annual general meetings. Such decision will be effective for the year in which it is made and subsequent years, but nevertheless the sole member or the auditors may require the holding of an annual general meeting in any such year in accordance with the procedure laid down in the Single-Member Company Regulations.

(b) Where a decision to dispense with the holding of an annual general meeting is in force, the accounts and the directors' and auditors' reports that would otherwise be laid before an annual general meeting shall be sent to the sole member as provided in the Single-Member Company Regulations, and the provisions of the Companies Acts, 1963 to 2001 with regard to the annual return and the financial statements which apply by reference to the date of the annual general meeting will be construed as provided in the Single-Member Company Regulations.

(c) Quorum at General Meetings

The sole member, present in person or by proxy, is a sufficient quorum at a general meeting.

(d) Resolutions of Shareholders

All matters requiring a resolution of the Company in general meeting (except the removal of the auditors from office) may be validly dealt with by a decision of the sole member. The sole member must provide the Company with a written record of any such decision or, if it is dealt with by a written resolution under Regulation 6 of Part II of Table A, with a copy of that resolution, and the decision or resolution shall be recorded and retained by the Company.

(e) Contracts with Sole Member

Where the Company enters into a contract with the sole member which is not in the ordinary course of business and which is not in writing, and the sole member also represents the Company in the transaction (whether as a director or otherwise), the directors shall ensure that the terms of the contract are forthwith set out in a written memorandum or are recorded in the minutes of the next directors' meeting.

(ii) If and whenever the Company becomes a single-member company or ceases to be a single-member company, it shall notify the Registrar of Companies as provided in the single-member company regulations.

13. In Regulation 70 of Part I of Table A the words "not less than 48 hours before the time for holding" and "not less than 48 hours before the time appointed for" will be deleted and there shall be substituted therefor the words "before the commencement of" on both occasions.

14. For so long as:

(a) the Company holds shares as treasury shares; or

(b) any subsidiary of the Company holds shares in the Company

the Company or the subsidiary as the case may be shall not exercise any voting rights in respect of the shares and Regulations 63 to 73 of Part I of Table A will be modified accordingly.

DIRECTORS

15. No contract will be entered into by the Company for the employment of, or the provision of services by, a director or a director of a holding company of the Company containing a term to which Section 28 of the 1990 Act applies without obtaining the approval provided for in that Section, and Regulation 85 of Part I of Table A will be modified accordingly.

16. The directors will not retire by rotation, or require to be re-elected in general meeting following appointment by the directors. Regulations 92 to 100 inclusive of Part I of Table A will be modified accordingly.

17. Until otherwise determined by a general meeting the number of directors shall not be less than two. The first directors will be the persons named in the Statement delivered to the Registrar of Companies in accordance with Section 3 of the Companies (Amendment) Act, 1982. Regulation 75 of Part I of Table A shall not apply.

18. A resolution in writing signed by all the directors for the time being entitled to receive notice of a meeting of the directors shall be as valid and effective for all purposes as a resolution of the directors as if it had been passed at a meeting of the directors duly convened and held and may consist of several documents in the like form each signed by one or more of the directors. For the purpose of this Article, the signature of an alternate director shall suffice in lieu of the signature of the director appointing him. Regulation 109 of Part I of Table A shall not apply.

19. Any director (including an alternate) or any member of a committee of directors may participate in a meeting of the directors or a committee of directors of which he is a member by means of a conference telephone or similar communicating equipment whereby all persons participating in the meeting can hear each other, and participation in a meeting in this manner will be deemed to constitute presence in person (or, as the case may be, by alternate) at such meeting but, for the purposes of determining whether the quorum for the transaction of business exists, any director or committee member in telephonic communication with a meeting of directors or of a committee as the case may be will not be counted in the quorum, and Regulation 102 of Part I of Table A will be modified accordingly.

20. The directors shall be entitled to receive notice of and to attend and speak at any general meeting of the Company or separate meeting of the holders of any class of shares and Regulation 136 of Part 1 of Table A shall be modified accordingly.

21. (a) Each director shall have the power to nominate any other director or any other person to act as alternate director in his place, at any meeting of the directors at which he is unable to be present or during his inability to act as such director and at his discretion to remove such alternate director and on such appointment being made the alternate director shall (except as regards the power to appoint an alternate and the requirement, if any, of a share qualification) be subject in all respects to the terms and conditions existing with reference to the other directors of the Company.

(b) The appointee, whilst he holds office as an alternate director, shall be entitled to receive notices of all meetings of the directors and in the absence from meetings of the director appointing him, shall be entitled to attend, speak and vote at meetings of the directors, and, whilst he holds office as an alternate director, shall exercise and discharge all the powers, rights, duties and authorities of the director he represents, but shall look to such director solely for his remuneration as alternate director.

(c) Any director of the Company who is appointed an alternate director shall be entitled to an additional vote at a meeting of the directors for each director for whom he acts as alternate director as distinct from the vote to which he is entitled in his own capacity as a director of the Company, and shall also be considered as two or more directors, as the case may be, for the purpose of making a quorum of directors, provided always that not less then two individuals are present in person at the meeting. A person may act as an alternate for more than one director.

(d) An alternate director shall not be counted in reckoning the maximum number of directors allowed by the Articles of Association for the time being.

(e) If a director shall die or cease to hold the office of director the appointment of his alternate shall thereupon cease and determine, provided always that in the event of these Articles providing for the retirement of directors by rotation or otherwise, if any director so retires but is re-elected at the meeting at which such retirement took effect any appointment made by him pursuant to this Article which was in force immediately prior to his retirement shall continue to operate after his re-election as if he had not so retired.

(f) An alternate director, in the absence from general meetings of the director appointing him, shall be entitled to attend at general meetings of the Company.

(g) Any instrument appointing or removing an alternate director shall be posted or delivered to the secretary or the registered office of the Company or a meeting of the directors and shall not take effect unless and until so posted or delivered and all such instruments shall be retained by the Company. The failure to so post or deliver the instrument shall not affect the validity of the appointment or removal of the alternate director. Regulation 9 of Part II of Table A shall not apply.

22. The meetings and proceedings of any committee formed by the directors will be governed by the provisions of these Articles regulating the meetings and proceedings of directors so far as the same are applicable and are not superseded by any regulations imposed on such committee by the directors and Regulation 105 of Part I of Table A will be modified accordingly.

23. The directors may from time to time appoint one or more of themselves to be managing director or any other category of executive director for such period and on such terms as to remuneration or otherwise as they think fit, and, subject to the terms of any agreement entered into in any particular case, may revoke such appointment. Regulations 110 and 111 of Part I of Table A will not apply and Regulation 112 will apply to all executive directors as it applies to a managing director.

24. The office of a director shall be vacated ipso facto if the director:-

(a) is adjudged bankrupt in the State or in Northern Ireland, or in Great Britain, or makes any arrangement with his creditors generally; or

(b) is found to be a lunatic or becomes of unsound mind; or

(c) is for more than six months absent without permission of the directors from meetings of the directors held during that period and the directors so determine; or

(d) resigns his office by notice in writing to the Company; or

(e) is convicted of an indictable offence other than an offence under the Road Traffic Acts 1961 and 1968 or any amending Act or Acts and the directors so determine; or

(f) becomes restricted or disqualified to act as a director pursuant to the provisions of the Companies Act, 1990.

Regulation 91 of Part I of Table A shall not apply.

ACCOUNTS

25. The Company will comply with the provisions of the Companies Acts, 1963 to 2001 and all other relevant legislation with regard to accounts, and Regulations 125 to 129 of Part I of Table A are modified accordingly.

CAPITALISATION OF PROFITS

26. The reference in Regulation 130 to Section 64 of the Companies Act, 1963 will be construed as a reference to Section 207 of the Companies Act, 1990.

AUDITORS

27. The auditors will be appointed and removed and their rights and duties regulated in accordance with the Companies Acts, 1963 to 2001 and Regulation 132 of Part I of Table A will not apply.

BORROWING POWERS

28. The directors may from time to time at their discretion raise or borrow or secure the payment of any sum or sums of money for the purposes or the benefit of the Company or any other person upon such terms as to interest or otherwise as they may deem fit, and subject to Section 20 of the Companies (Amendment) Act, 1983 may for the purpose of securing the same and interest, or for any other purpose, create and issue any perpetual or redeemable debentures or debenture stock, bonds, securities or obligations of the Company at any time and in any form or manner and for any amount, and may raise or borrow or secure the payment of any sum or sums of money either by mortgage or charge upon the undertaking of the whole or any part of the property, present or future, or uncalled capital of the Company, and any debentures, debenture stock or other securities may be made assignable free from any equities between the Company and the person to whom the same may be issued; and any debentures, debenture stock and other securities may be issued at a premium or otherwise, and with any special privileges as to redemption, surrender, transfer, drawings, allotments of shares, attending and voting at general meetings of the Company, appointment of directors and otherwise. Regulation 79 of Part I of Table A will not apply.

NAMES, ADDRESSES AND DESCRIPTIONS OF SUBSCRIBERS

/Manager
Andlinger Capital III LLC
105 Harbor Drive, Suite 125
Stamford, CT 06902
USA

, CFO
XL TechGroup, Inc
1901 S. Harbor City Blvd,
Suite 300
Melbourne, FL 32901
USA

Dated the 2nd day of December 2, 2004

WITNESS to the above Signature:

Name: MARK F. CALLAGHAN
Address: 303 South Broadway, Suite 229
TARRYTOWN, NY 10591 USA
Occupation: EXECUTIVE

FEE IN	PAID FULL	RECEIPT No.

-1 FEB 2005 4 14
3189
COMPANIES REGISTRATION OFFICE

RECEIVED

coform

Companies Registration Office

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Notice of change of directors or secretaries or in their particulars

Companies Acts, 1963 to 2001

Registration fee stamp to be affixed above

Section 195, Companies Act, 1963

Section 51, Companies Act 1990

Company Number

394943

B10

S. 195 of the Companies Act 1963, as amended by S.51 of the Companies Act, 1990, now requires that all registers of Directors should be modified by the insertion of each director's date of birth, nationality and foreign directorships. S. 195(9) requires that where an annual return containing those particulars has not been filed with the registrar, full particulars of all directors should be included in this form

Please complete using black block capitals or typewriting

Company Name *in full*

AGCERT INTERNATIONAL LIMITED

Gives notice of the following change(s) *note one*

Gregory William Haskell was appointed a director of the Company.

Date change(s) take(s) effect Day 11 Month 1 Year 2005

Particulars of new director (including shadow director)/secretary *note two*

Surname *note three*: Haskell

Forename *note three*: Gregory William

Former surname *note five*:

Former forename *note five*:

Business Occupation *note four*: President & COO, XL TechGroup, Inc.

Date of Birth *note four*: Day 12 Month 1 Year 1957

Home address *note three*: 5334 Tay Ct, Melbourne Beach, FL 32951, USA

Nationality *note four*: American

Other directorships *note six*: See Attached List

Registered at *note seven*

Company number

I hereby consent to act as director / secretary of the aforementioned company *note two*

Signature [signature] Date 4/1/2005.

I hereby certify that the particulars contained in this form are correct

☐ Director ☑ Company Secretary

Signature [signature] Date 14/1/2005

Name *Block letters please*

STEPHEN ARNOLD MAGIDA

Presenter's Name

Address

KPMG Corporate Legal Advisory Services

1 Stokes Place, St. Stephen's Green, Dublin 2

Telephone 4101999

Reference

Note one
Give details of change(s) and specify date. Only changes which occur on the same date may be registered by this notification. Otherwise, separate notifications should be made. If a new director or secretary has been appointed complete the next section.

Note two
Delete as appropriate. Where particulars of directors are included by virtue of section 195(9) the directors consent need not be completed.

Note three
Insert full name (initials will not suffice) and usual residential address. Where all the partners in a firm are joint secretaries the name and principal address of the firm alone may be given.

Note four
Applicable to directors only

Gregory William Haskell List of Directorships

Current Directorships

Company name	Place of Incorporation
XL TechGroup Inc.	Delaware

Past Directorships

Company name	Place of Incorporation	Date of Resignation
AssetTrade.com	Delaware	2000
Axcess, Inc.	Delaware	2000
ComputerJobs.com	Delaware	2000
CyberCrop.com, Inc.	Delaware	2000
e-Chemicals, Inc.	Delaware	2000
PaperExchange.com, Inc.	Delaware	2000
Presideo, Inc.	Delaware	1998
XL Vision, Inc.	Delaware	1999
XL TechGroup, Plc	England	2004
XL TechGroup LP	Delaware	2004
XL TechGroup Founders, LLC	Delaware	2004
XL TechGroup GP, LLC	Delaware	2004

Notice of change in directors or secretaries or in their particulars

S195 Companies Act 1963 (inserted by s51 Companies Act 1990, and amended by s47 Companies (Amendment)(No. 2) Act 1999 and by s91 Company Law Enforcement Act 2001)
S249A Companies Act 1990 (inserted by s107 Company Law Enforcement Act 2001)
S43, s44 (other than subsection (2)) and s45 (other than subsections (3)(b) and (5)) Companies (Amendment)(No. 2) Act 1999
Companies Act 1990 (Form and Content of Documents Delivered to Registrar) Regulations 2002

cro COMPANIES REGISTRATION OFFICE
AN OIFIG UM CHLÁRÚ CUIDEACHTAÍ

FEE PAID IN FULL | RECEIPT No.
28 APR 2005 4 2 3
COMPANIES REGISTRATION OFFICE

2624

CRO receipt date stamp
Companies Acts 1963 to 2003

B10

Tick box if bond is attached ☐
note six

Company number: 3 9 4 9 4 3

Please complete using black typescript or BOLD CAPITALS, referring to explanatory notes

Company name *in full*: AgCert International Limited — Limited

Change(s) *note one*: That Alan Tank was appointed a director.

RECEIVED

Date change(s) take(s) effect: Day 24 Month 02 Year 2005

New secretary/director *Including shadow/ alternate director*

Please give details below of the person who has consented in writing to become secretary and/or director. *(continued overleaf) note two*

Surname	Tank	Former surname	None
Forename *note three*	Alan	Former forename *note four*	None

Date of birth *note five*: Day 21 Month 10 Year 1958
Irish resident *note six*: ☒
Alternate director *note seven*: ☐

Residential address *note three*: 5324 PORTSMOUTH ROAD, BETHESDA, MARYLAND, 20816
UNITED STATES OF AMERICA

Business occupation *note five*: Chief Executive Officer
Nationality *note five*: US CITIZEN

Other directorships

Company *note eight*	Place of incorporation *note nine*	Company number
NONE		

Consent *note ten*
I hereby consent to act as:
☒ director of the aforementioned company and I acknowledge that as director I have legal duties and obligations imposed by the Companies Acts, other enactments and at common law.
☐ secretary of the aforementioned company and I acknowledge that as secretary I have legal duties and obligations imposed by the Companies Acts.

Signature: [signature]
Date: 18/04/2005

Continue overleaf for certification

Presenter details

Name	Matheson Ormsby Prentice		
Address	30 Herbert Street		
	Dublin 2		
DX number		DX exchange	
Telephone number	01 619 9000	Fax number	01 619 9010
E-mail		Reference number	Fordes

Form effective date: 15 February 2005

New secretary/director
Including shadow/alternate director

Surname
Forename
note three

Former surname
Former forename
note four

Date of birth *note five* — Day | Month | Year

Irish resident *note six* ☐

Alternate director *note seven* ☐

Residential address
note three

Business occupation *note five*

Nationality *note five*

Other directorships

Company *note eight*	Place of incorporation *note nine*	Company number

Consent
note ten

I hereby consent to act as:

☐ director of the aforementioned company and I acknowledge that as director I have legal duties and obligations imposed by the Companies Acts, other enactments and at common law.

☐ secretary of the aforementioned company and I acknowledge that as secretary I have legal duties and obligations imposed by the Companies Acts.

Signature

Date

Surname
Forename
note three

Former surname
Former forename
note four

Date of birth *note five* — Day | Month | Year

Irish resident *note six* ☐

Alternate director *note seven* ☐

Residential address
note three

Business occupation *note five*

Nationality *note five*

Other directorships

Company *note eight*	Place of incorporation *note nine*	Company number

Consent
note ten

I hereby consent to act as:

☐ director of the aforementioned company and I acknowledge that as director I have legal duties and obligations imposed by the Companies Acts, other enactments and at common law.

☐ secretary of the aforementioned company and I acknowledge that as secretary I have legal duties and obligations imposed by the Companies Acts.

Signature

Date

Certification

I hereby certify that the particulars contained in this form are correct and have been given in accordance with the Notes on Completion of Form B10.

Signature [signature]

☒ Director ☐ Secretary *note eleven*

Name *in bold capitals or typescript* MERRICK ADOLINGER

Date 26/04/2005

NOTES ON COMPLETION OF FORM B10

These notes should be read in conjunction with the relevant legislation.

General This form must be completed correctly, in full and in accordance with the following notes.
Every section of the form must be completed. Where "not applicable", "nil" or "none" is appropriate, please state.
Where the space provided on Form B10 is considered inadequate, the information should be presented on a continuation sheet in the same format as the relevant section in the form. The use of a continuation sheet must be so indicated in the relevant section. Where another Form B10 is used as a continuation sheet, it ought not to be completed in full and certified as to do so will result in it being treated as a separate form and incurring a separate filing fee. It should be headed "Continuation Sheet".

note one Give details of change(s) eg appointment/resignation of a company officer, and specify date when same took effect. Only changes which occur on the same date may be registered by this notification. Otherwise, separate notifications should be made. Where the space provided here is considered inadequate a contination sheet(s) should be attached. If a new director/secretary has been appointed, also complete the New secretary/director section.

note two Where a director being appointed is disqualified under the law of another state (whether pursuant to an order of a judge, or a tribunal or otherwise) from being appointed or acting as a director or secretary of a body corporate or an undertaking, Form B10 must be accompanied by Form B74 (Statement of Director's Disqualifications). Failure to file Form B74 where one is required results in the automatic disqualification of the person concerned from acting as a company officer in Ireland for the balance remaining of his/her foreign disqualification.

note three Insert the full name (initials will not suffice) and usual residential address. Where the secretary is a firm, the corporate name and registered address of the firm must be stated.

note four Any former forename and sumame must also be stated. However, it does not include the following: (a) In the case of a person usually known by a title different from his/her surname, the name by which he/she is known previous to the adoption of a succession to the title; (b) in the case of any person, a former forename or surname where the forename or surname was changed or disused before the person bearing the name attained the age of 18 years or has been changed or disused for a period of not less than 20 years; (c) in the case of a married woman, the name or surname by which she was known previous to her marriage.

note five Applicable to directors only.

note six Applicable to directors only. Every company must have at least one Irish resident full director or a bond or certificate in place pursuant to s43(3) and s44 Companies (Amendment)(No.2) Act 1999. Note that an Irish resident alternate director is not sufficent for the purposes of s43 of that Act. Place a tick in the "Irish resident" box if the director is resident in the State in accordance with s43 of the 1999 Act as defined by s44(8) and (9). If no full director is so resident and no certificate has been granted, a valid bond must be furnished with Form B10, unless same has already been delivered to the CRO on behalf of the company. (Please note that "Irish resident" means resident in the Republic of Ireland.) For further information see CRO Information Leaflet No. 17.

note seven Applicable to directors only. If the company's articles so permit, and subject to compliance with those articles, a full director may appoint a person to be an alternate or substitute director on his/her behalf. The appointment of any person to act as director is notifiable by a company to the CRO, regardless of how the appointment is described. The company is statutorily obliged to notify the CRO of the addition to and removal of each person from its register. In the event that a full director who has appointed an alternate director ceases to act as director, the company is required to notify the CRO of the termination of appointment of the full director and of his/her alternate. Note: CRO accepts no responsibility for maintaining the link between a full director and his/her alternate.

note eight Applicable to directors only. State the company name and number of other bodies corporate, whether incorporated in the State or elsewhere, of which the person is or has been director. Exceptions to this rule are made for bodies (a) of which the person has not been a director at any time during the past 10 years; (b) which the company is (or was at the relevant time) a wholly owned subsidiary; (c) which are (or were at the relevant time) wholly owned subsidiaries of the company.
Pursuant to s45(1) Companies (Amendment)(No.2) Act 1999, a person shall not at a particular time be a director of more than 25 Irish-registered companies. However, under s45(3) of the Act, certain directorships are not reckoned for the purposes of s45(1). For further information, see CRO Information Leaflet No.1.

note nine Place of incorporation if outside the State.

note ten Tick the relevant box(es).

note eleven Tick the relevant box(es). This form must be certified by a current officer of the company. Where another Form B10 is used as a continuation sheet, it ought not to be completed in full and certified as to do so will result in it being treated as a separate form and incurring a separate filing fee. It should be headed "Continuation Sheet".

Further Information

CRO address When you have completed and signed the form, please send with the accompanying fee to the Registrar of Companies at:

Parnell House, 14 Parnell Square, Dublin 1
DX 145001 Parnell House

Payment If paying by cheque, postal order or bank draft, please make the fee payable to the Companies Registration Office. Cheques or bankdrafts must be drawn on a bank in the Republic of Ireland.

Please *carefully* study the explanatory notes above. A Form B10 that is not completed correctly or is not accompanied by the correct documents or fee is liable to be rejected and returned to the presenter by the CRO pursuant to section 249A Companies Act 1990 (inserted by section 107 Company Law Enforcement Act 2001). Unless the document, duly corrected, is relodged in the CRO within 14 days, it will be deemed to have never been delivered to the CRO.

FURTHER INFORMATION ON COMPLETION OF FORM B10, INCLUDING THE PRESCRIBED FEE, IS AVAILABLE FROM www.cro.ie OR BY E-MAIL info@cro.ie

CRO COMPANIES REGISTRATION OFFICE
AN OIFIG UM CHLÁRÚ CUIDEACHTAÍ

Notice of change in registered office address

Section 113(3) Companies Act 1963 (inserted by section 4 Companies (Amendment) Act 1982)
Section 249A Companies Act 1990 (inserted by section 107 Company Law Enforcement Act 2001)
Companies Act 1990 (Form and Content of Documents Delivered to Registrar) Regulations 2002

FEE IN FULL PAID RECEIPT No
28 FEB 2005 4 16 9658
COMPANIES REGISTRATION OFFICE

CRO receipt date stamp
Companies Acts 1963 to 2003

Company number
3 9 4 9 4 3

B2

Please complete using black typescript or BOLD CAPITALS, referring to explanatory notes

Company name *in full*

AgCert International Limited

Change

Registered office address *note one*

30 Herbert Street
Dublin 2

RECEIVED
2006 OCT -4 P 12:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date of change: Day 24 Month 02 Year 2005

Certification

I hereby certify that the particulars contained in this form are correct and have been given in accordance with the Notes on Completion of Form B2.

Signature: [signature]

Name *in bold capitals or typescript*: Stephen Arnold Magida

☒ Director ☒ Secretary *note two*

Date: 24-02-05.

Presenter details

Name	Matheson Ormsby Prentice
Address	30 Herbert Street
	Dublin 2
DX number	
DX exchange	
Telephone number	01 6442271
Fax number	01 6199010
E-mail	audrey.bryan@mop.ie
Reference number	

Form effective date: 15 February 2005

Notice of change in directors or secretaries or in their particulars

S195 Companies Act 1963 (inserted by s51 Companies Act 1990, and amended by s47 Companies (Amendment)(No. 2) Act 1999 and by s91 Company Law Enforcement Act 2001)
S249A Companies Act 1990 (inserted by s107 Company Law Enforcement Act 2001)
S43, s44 (other than subsection (2)) and s45 (other than subsections (3)(b) and (5)) Companies (Amendment)(No. 2) Act 1999
Companies Act 1990 (Form and Content of Documents Delivered to Registrar) Regulations 2002

cro COMPANIES REGISTRATION OFFICE
AN OIFIG UM CHLÁRÚ CUIDEACHTAÍ

FEE IN PAID FULL RECEIPT No.
28 APR 2005 423
COMPANIES REGISTRATION OFFICE

2625

CRO receipt date stamp
Companies Acts 1963 to 2003

Tick box if bond is attached ☐
note six

Company number: 3 9 4 9 4 3

B10

Please complete using black typescript or BOLD CAPITALS, referring to explanatory notes

Company name *in full*: AGCERT INTERNATIONAL LIMITED
Limited

Change(s) *note one*: Eugene Fanning resigned as a director of the company. Paul D'Alton was appointed a director of the company

Date change(s) take(s) effect: Day 18 Month 04 Year 2005

RECEIVED 2005 OCT -4 P 2:00 OFFICE OF INTERNATIONAL CORPORATE FINANCE

New secretary/director *Including shadow/ alternate director*

Please give details below of the person who has consented in writing to become secretary and/or director. *(continued overleaf) note two*

Surname	D'ALTON	Former surname	
Forename *note three*	PAUL MICHAEL	Former forename *note four*	

Date of birth *note five*: Day 29 Month 06 Year 1951
Irish resident *note six*: ☒
Alternate director *note seven*: ☐

Residential address *note three*: ADARE, CARRICKBRENNAN ROAD, MONKSTOWN,CO DUBLIN
FINANCE DIRECTOR

Business occupation *note five*:
Nationality *note five*: IRISH

Other directorships

Company *note eight*	Place of incorporation *note nine*	Company number
SEE ATTACHED LIST		

Consent *note ten*

I hereby consent to act as:

☒ director of the aforementioned company and I acknowledge that as director I have legal duties and obligations imposed by the Companies Acts, other enactments and at common law.

☐ secretary of the aforementioned company and I acknowledge that as secretary I have legal duties and obligations imposed by the Companies Acts.

Signature: Paul D'Alton
Date: 18/04/2005

Continue overleaf for certification

Presenter details

Name	Matheson Ormsby Prentice		
Address	30 herbert Street		
	Dublin		
DX number	2	DX exchange	
Telephone number	6199000	Fax number	6199010
E-mail	eanna.mellett@mop.ie	Reference number	GM/EME

New secretary/director including shadow/alternate director

Surname		Former surname	
Forename *note three*		Former forename *note four*	
Date of birth *note five*	Day / Month / Year	Irish resident *note six* ☐	Alternate director *note seven* ☐
Residential address *note three*			
Business occupation *note five*		Nationality *note five*	

Other directorships

Company *note eight*	Place of incorporation *note nine*	Company number

Consent *note ten*

I hereby consent to act as:

☐ director of the aforementioned company and I acknowledge that as director I have legal duties and obligations imposed by the Companies Acts, other enactments and at common law.

☐ secretary of the aforementioned company and I acknowledge that as secretary I have legal duties and obligations imposed by the Companies Acts.

Signature

Date

Surname		Former surname	
Forename *note three*		Former forename *note four*	
Date of birth *note five*	Day / Month / Year	Irish resident *note six* ☐	Alternate director *note seven* ☐
Residential address *note three*			
Business occupation *note five*		Nationality *note five*	

Other directorships

Company *note eight*	Place of incorporation *note nine*	Company number

Consent *note ten*

I hereby consent to act as:

☐ director of the aforementioned company and I acknowledge that as director I have legal duties and obligations imposed by the Companies Acts, other enactments and at common law.

☐ secretary of the aforementioned company and I acknowledge that as secretary I have legal duties and obligations imposed by the Companies Acts.

Signature

Date

Certification

I hereby certify that the particulars contained in this form are correct and have been given in accordance with the Notes on Completion of Form B10.

Signature [signature]

☒ Director ☐ Secretary *note eleven*

Name *in bold capitals or typescript* 18/04/2005

Date ALAN TADK

NOTES ON COMPLETION OF FORM B10

These notes should be read in conjunction with the relevant legislation.

General This form must be completed correctly, in full and in accordance with the following notes.
Every section of the form must be completed. Where "not applicable", "nil" or "none" is appropriate, please state.
Where the space provided on Form B10 is considered inadequate, the information should be presented on a continuation sheet in the same format as the relevant section in the form. The use of a continuation sheet must be so indicated in the relevant section. Where another Form B10 is used as a continuation sheet, it ought not to be completed in full and certified as to do so will result in it being treated as a separate form and incurring a separate filing fee. It should be headed "Continuation Sheet".

note one Give details of change(s) eg appointment/resignation of a company officer, and specify date when same took effect. Only changes which occur on the same date may be registered by this notification. Otherwise, separate notifications should be made. Where the space provided here is considered inadequate a contination sheet(s) should be attached. If a new director/secretary has been appointed, also complete the **New secretary/director** section.

note two Where a director being appointed is disqualified under the law of another state (whether pursuant to an order of a judge, or a tribunal or otherwise) from being appointed or acting as a director or secretary of a body corporate or an undertaking, Form B10 must be accompanied by Form B74 (Statement of Director's Disqualifications). Failure to file Form B74 where one is required results in the automatic disqualification of the person concerned from acting as a company officer in Ireland for the balance remaining of his/her foreign disqualification.

note three Insert the full name (initials will not suffice) and usual residential address. Where the secretary is a firm, the corporate name and registered address of the firm must be stated.

note four Any former forename and surname must also be stated. However, it does not include the following: (a) in the case of a person usually known by a title different from his/her surname, the name by which he/she is known previous to the adoption of a succession to the title; (b) in the case of any person, a former forename or surname where the forename or surname was changed or disused before the person bearing the name attained the age of 18 years or has been changed or disused for a period of not less than 20 years; (c) in the case of a married woman, the name or surname by which she was known previous to her marriage.

note five Applicable to directors only.

note six Applicable to directors only. Every company must have at least one Irish resident full director or a bond or certificate in place pursuant to s43(3) and s44 Companies (Amendment)(No.2) Act 1999. Note that an Irish resident alternate director is not sufficent for the purposes of s43 of that Act. Place a tick in the "Irish resident" box if the director is resident in the State in accordance with s43 of the 1999 Act as defined by s44(8) and (9). If no full director is so resident and no certificate has been granted, a valid bond must be furnished with Form B10, unless same has already been delivered to the CRO on behalf of the company. (Please note that "Irish resident" means resident in the Republic of Ireland.) For further information see CRO Information Leaflet No. 17.

note seven Applicable to directors only. If the company's articles so permit, and subject to compliance with those articles, a full director may appoint a person to be an alternate or substitute director on his/her behalf. The appointment of any person to act as director is notifiable by a company to the CRO, regardless of how the appointment is described. The company is statutorily obliged to notify the CRO of the addition to and removal of each person from its register. In the event that a full director who has appointed an alternate director ceases to act as director, the company is required to notify the CRO of the termination of appointment of the full director and of his/her alternate. Note: CRO accepts no responsibility for maintaining the link between a full director and his/her alternate.

note eight Applicable to directors only. State the company name and number of other bodies corporate, whether incorporated in the State or elsewhere, of which the person is or has been director. Exceptions to this rule are made for bodies (a) of which the person has not been a director at any time during the past 10 years; (b) which the company is (or was at the relevant time) a wholly owned subsidiary; (c) which are (or were at the relevant time) wholly owned subsidiaries of the company.
Pursuant to s45(1) Companies (Amendment)(No.2) Act 1999, a person shall not at a particular time be a director of more than 25 Irish-registered companies. However, under s45(3) of the Act, certain directorships are not reckoned for the purposes of s45(1). For further information, see CRO Information Leaflet No.1.

note nine Place of incorporation if outside the State.

note ten Tick the relevant box(es).

note eleven Tick the relevant box(es). This form must be certified by a current officer of the company. Where another Form B10 is used as a continuation sheet, it ought not to be completed in full and certified as to do so will result in it being treated as a separate form and incurring a separate filing fee. It should be headed "Continuation Sheet".

Further Information

CRO address When you have completed and signed the form, please send with the accompanying fee to the Registrar of Companies at:

Parnell House, 14 Parnell Square, Dublin 1
DX 145001 Parnell House

Payment If paying by cheque, postal order or bank draft, please make the fee payable to the Companies Registration Office. Cheques or bankdrafts must be drawn on a bank in the Republic of Ireland.

Please *carefully* study the explanatory notes above. A Form B10 that is not completed correctly or is not accompanied by the correct documents or fee is liable to be rejected and returned to the presenter by the CRO pursuant to section 249A Companies Act 1990 (inserted by section 107 Company Law Enforcement Act 2001). Unless the document, duly corrected, is relodged in the CRO within 14 days, it will be deemed to have never been delivered to the CRO.

FURTHER INFORMATION ON COMPLETION OF FORM B10, INCLUDING THE PRESCRIBED FEE, IS AVAILABLE FROM www.cro.ie OR BY E-MAIL info@cro.ie

ADDITIONAL DIRECTORSHIPS

D'Alton, Paul

Number	Company Name	Appointment Type	Appointed	Resigned	Reason	Place of Incorporation
297800	Ballygunner Holdings	Alternate Director to John Foley	22/07/2004	27/07/2004	Resignation	Ireland
314484	Cashs Mail Order Limited	Alternate Director to John Foley	21/09/2004	25/10/2004	Resignation	Ireland
314484	Cashs Mail Order Limited	Alternate Director to John Foley	13/09/2004	20/09/2004	Resignation	Ireland
314484	Cashs Mail Order Limited	Alternate Director to John Foley	06/08/2004	03/09/2004	Resignation	Ireland
613288	Josiah Wedgwood & Sons Limited	Director	24/07/2004	10/03/2005	Resignation	England
HR B 33	Rosenthal AG	Director	19/11/2004	10/03/2005	Resignation	Germany
104597	Waterford Crystal (Manufacturing) Ltd	Alternate Director to John Anthony Fearon	21/09/2004	25/10/2004	Resignation	Ireland
104597	Waterford Crystal (Manufacturing) Ltd	Alternate Director to John Anthony Fearon	13/09/2004	20/09/2004	Resignation	Ireland
78088	Waterford Crystal Ltd	Director	15/06/2004	10/03/2005	Resignation	Ireland
79682	Waterford Glass Nominees Ltd	Alternate Director to Patrick Redmond O'Donoghue	27/09/2004	25/10/2004	Resignation	Ireland
HR B 2900	Waterford Wedgwood GmbH	Director	19/11/2004	10/03/2005	Resignation	Germany
11861	Waterford Wedgwood plc	Director	17/06/2004	10/03/2005	Resignation	Ireland
2058427	Waterford Wedgwood U.K. plc	Director	15/06/2004	10/03/2005	Resignation	England

Number	Company Name	Appointed	Resigned	Place of Incorporation
224173	Advanced Environmental Solutions (Ireland) Ltd	22/07/2004	27/07/2004	Ireland
33-23208	Bank of Ireland First Holdings Inc.	24/02/1992	25/04/1998	United States
1130960	Bank of Ireland Home Mortgages Ltd	19/05/1995	30/09/1997	England
122015	*Bank of Ireland Life Holdings PLC	03/01/2002		Ireland
NI 6941	Bank of Ireland UK Holdings plc	23/01/2001	31/12/2001	Northern Ireland
63189	BIAM Holdings	01/04/1998	31/12/2001	Ireland
48499	BOI Insurance Ltd	07/11/1995	31/13/2001	Isle of Man
2124201	Bristol & West plc	16/10/1996	28/07/1997	England
2124201	Bristol & West plc (Alt to M A Keane)	26/09/1997	31/12/2001	England
2124201	Bristol & West plc (Alt to P Molloy)	26/09/1997	28/02/2002	England
	Citizens Financial Group Inc.	22/01/1998	04/09/1998	United States
28858	*Comhfhorbahrt (Gallimh) Teoranta (T/A Aer Arann Express)	01/05/2002		Ireland
327239	EuroConex Technologies Ltd	22/06/2000	01/12/2001	Ireland
	First NH Bank	27/01/1993	25/04/1996	United States
	Hilco Property Services Inc.	20/12/1991	18/03/1996	United States
	Hilco Realty Corp	20/12/1991	18/03/1996	United States
87001	IBI Interfunding Company	03/12/1993	03/12/2001	Ireland
265847	*Irish Takeover Panel	06/03/2003		Ireland
106528	J&E Davy Holdings Ltd	13/09/2000	14/01/2002	Ireland
313021	Larlington Limited	28/07/2004	04/01/2005	Ireland
49142	Laurus Ltd	16/12/1992	31/12/2001	Ireland
124415	Lifetime Assurance Company Ltd	04/05/1992	31/12/2001	Ireland
121377	*Lifetime Holdings Ltd	04/05/1992	31/12/2001	Ireland
121377	Lifetime Holdings Ltd	03/01/2002		Ireland
1220015	New Ireland Holdings p.l.c.	05/03/1998		Ireland
355044	*New Star Global Investment Fund plc	01/06/2002		Ireland
351822	*Ranelagh Consultants Ltd	01/06/2002		Ireland
317234	Riverdeep Group plc	23/12/2002	04/04/2003	Ireland
343753	SEI Global Assets Fund PLC	08/01/2004	04/01/2005	Ireland
343752	SEI Global Investments Fund PLC	08/01/2004	04/01/2005	Ireland
243230	SEI Global Master Fund PLC	08/01/2004	04/01/2005	Ireland
242309	SEI Investments Global Fund Services Ltd	08/01/2004	04/012005	Ireland
240371	SEI Investments Global Ltd	08/01/2004	04/012005	Ireland

Number	Company Name	Appointed	Resigned	Place of Incorporation
214352	Systems 2001 Asset Trust Ireland Finance plc	01/062001	30/09/2004	Ireland
C1	The Governor and Company of the Bank of Ireland	11/01/2000	31/12/2004	Ireland
24090	The Investment Bank of Ireland Ltd	29/06/2000	31/12/2001	Ireland

Companies Registration Office

19 MAY 2005 425 4018

COMPANIES REGISTRATION OFFICE

Special Resolution

Companies Acts, 1963 to 2001

Registration fee stamp to be affixed above

This form must be typewritten

Section 141 of the Companies Act 1963

Company Number 394943

G1 (16)

Company name *in full* AgCert International limited

Passed pursuant to written resolution of the members

On the Day 18 Month April Year 2005

The following Special resolution was duly passed.

SEE ATTACHED RESOLUTION.

I hereby certify that the above particulars are correct ☒ Director Company Secretary

Signature [signature] Date 19/05/2005

Name *PAUL D'ALTON*

Presenter's name

Matheson Ormsby Prentice

Address

30 Herbert Street, Dublin 2

Telephone Number

01 619 9000

Reference

Fordes

2532599.1

SPECIAL RESOLUTION

1. **THAT** the Company be and is hereby authorised to give financial assistance for the purpose of or in connection with the matters more particularly set out in a Statutory Declaration of Merrick Andlinger, Paul D'alton and Alan Tank (being a majority of the Directors of the Company) made on 18 April 2005, a copy of which is attached to this Written Resolution.

IN THE MATTER OF AGCERT INTERNATIONAL LIMITED AND
IN THE MATTER OF SECTION 60 OF THE COMPANIES ACT 1963

STATUTORY DECLARATION

We, **Merrick Andlinger**, **Alan Tank** and **Paul D'Alton** each aged 18 years and upwards, do and each of us do hereby solemnly and sincerely declare as follows -

1. We, are a majority of the directors, at the date of this Declaration, of AgCert International Limited (the **"Company"**) a company incorporated under the laws of Ireland (registered number 394943) having its registered office at 30 Herbert Street, Dublin 2, Ireland.

2. We are duly authorised by the Company to make this Declaration which is being made at a meeting of the directors held on 18 April 2005.

3. The authorised share capital of the Company is €300,000 divided into 30,000,000 ordinary shares of €0.01 each, of which 1,000,000 such shares are in issue.

4. It is proposed that the International Finance Corporation (the **"IFC"**) intend to subscribe for shares (the **"Shares"**) in the capital of the Company (the **"Subscription"**) pursuant to a subscription agreement (the **"Subscription Agreement"**) to be entered into between AgCert International LLC, the Company, Andlinger Capital III LLC, XL Tech Group, Inc, and the IFC and, in respect of the Subscription, AgCert International LLC, the Company, Andlinger Capital III LLC, XL Tech Group, Inc, Antipodean Partners, LLC and the IFC will enter into a shareholders' agreement (the **"Shareholders' Agreement"**) relating *inter alia* to the Shares.

5. Subject to the passing of a special resolution of the Company, it is proposed that the Company will provide financial assistance to the IFC within the meaning of Section 60 of the Companies Act 1963 for the purpose of or in connection with the Subscription.

6. The assistance will take the form of the following:-

   (a) the payment of legal fees and expenses of the IFC's legal advisers in accordance with Section 6.02 of the Subscription Agreement and Section 8.02 of the Shareholders' Agreement respectively;

   (b) the commitment by the Company to make certain payments pursuant to the registration rights to be granted to the IFC in accordance with Article V of the Shareholders' Agreement; and

   (c) the giving of certain indemnities by the Company to the IFC in relation to the matters set forth in Article V of the Subscription Agreement.

7. We have made a full enquiry into the affairs of the Company and having done so, we have formed the opinion that the Company, having carried out the transactions whereby the said assistance is to be given, will be able to pay its debts in full as they become due.

8. The Company is not a company to which a restriction in Section 155(2) of the Companies Act 1990 applies.

9. The Company is not a public company subsidiary within the meaning of the European Communities (Public Limited Companies Subsidiaries) Regulations 1997.

10. We make this statutory declaration in compliance with Section 60 of the Companies Act 1963 and conscientiously believing the same to be true and by virtue of the Statutory Declarations Act 1938.

DECLARED before me by:-

Merrick Anelinger

Paul D'Alton

Alan Tank

on 18 April 2005

at [handwritten address] in the City of Dublin and I know the said Declarants.

~~COMMISSIONER FOR OATHS~~ / PRACTISING SOLICITOR

Notice of change in directors or secretaries or in their particulars

S195 Companies Act 1963 (inserted by s51 Companies Act 1990, and amended by s47 Companies (Amendment)(No. 2) Act 1999 and by s91 Company Law Enforcement Act 2001)
S249A Companies Act 1990 (inserted by s107 Company Law Enforcement Act 2001)
S43, s44 (other than subsection (2)) and s45 (other than subsections (3)(b) and (5)) Companies (Amendment)(No. 2) Act 1999
Companies Act 1990 (Form and Content of Documents Delivered to Registrar) Regulations 2002

cro COMPANIES REGISTRATION OFFICE
AN OIFIG UM CHLÁRÚ CUIDEACHTAÍ

FEE PAID IN FULL | RECEIPT No.
17 MAY 2004 4 2 5
1201
COMPANIES REGISTRATION OFFICE

CRO receipt date stamp
Companies Acts 1963 to 2003

B10

Tick box if bond is attached ☐ *note six*

Company number: 3 9 4 9 4 3

Please complete using black typescript or BOLD CAPITALS, referring to explanatory notes

Company name *in full*: AgCert International Limited — Limited

Change(s) *note one*: That Sir Robert Malpas was appointed as non-executive director.

Date change(s) take(s) effect: Day 2 6 Month 0 4 Year 2 0 0 5

New secretary/director *including shadow/ alternate director*

Please give details below of the person who has consented in writing to become secretary and/or director. *(continued overleaf) note two*

Surname	Malpas	Former surname	
Forename *note three*	Sir Ronald	Former forename *note four*	13 MAY 2005
Date of birth *note five*	Day 0 9 Month 0 8 Year 1 9 2 7	Irish resident *note six*	1
		Alternate director *note seven*	☐

Residential address *note three*: 2 Spencer Park, London SW18 2SX, United Kingdom

Business occupation *note five*: COMPANY DIRECTOR — Nationality *note five*: BRITISH

Other directorships

Company *note eight*	Place of incorporation *note nine*	Company number
See attached schedule		

Consent *note ten*

I hereby consent to act as:

☐ director of the aforementioned company and I acknowledge that as director I have legal duties and obligations imposed by the Companies Acts, other enactments and at common law.

☐ secretary of the aforementioned company and I acknowledge that as secretary I have legal duties and obligations imposed by the Companies Acts.

Signature: [signature] Date: 10/05/2005

Continue overleaf for certification

Presenter details

Name	Matheson Ormsby Prentice		
Address	30 Herbert Street		
	Dublin 2		
DX number		DX exchange	
Telephone number	01 619 9000	Fax number	01 619 9010
E-mail		Reference number	fordes

Form effective date: 15 February 2005

New secretary/director
including shadow/alternate director

Surname		Former surname	
Forename *note three*		Former forename *note four*	

Date of birth *note five*: Day ☐☐ Month ☐☐ Year ☐☐☐☐ — Irish resident *note six* ☐ — Alternate director *note seven* ☐

Residential address *note three*:

Business occupation *note five*: — Nationality *note five*:

Other directorships

Company *note eight*	Place of incorporation *note nine*	Company number

Consent *note ten*

I hereby consent to act as:

☐ director of the aforementioned company and I acknowledge that as director I have legal duties and obligations imposed by the Companies Acts, other enactments and at common law.

☐ secretary of the aforementioned company and I acknowledge that as secretary I have legal duties and obligations imposed by the Companies Acts.

Signature — Date

Surname		Former surname	
Forename *note three*		Former forename *note four*	

Date of birth *note five*: Day ☐☐ Month ☐☐ Year ☐☐☐☐ — Irish resident *note six* ☐ — Alternate director *note seven* ☐

Residential address *note three*:

Business occupation *note five*: — Nationality *note five*:

Other directorships

Company *note eight*	Place of incorporation *note nine*	Company number

Consent *note ten*

I hereby consent to act as:

☐ director of the aforementioned company and I acknowledge that as director I have legal duties and obligations imposed by the Companies Acts, other enactments and at common law.

☐ secretary of the aforementioned company and I acknowledge that as secretary I have legal duties and obligations imposed by the Companies Acts.

Signature — Date

Certification

I hereby certify that the particulars contained in this form are correct and have been given in accordance with the Notes on Completion of Form B10.

Signature: Paul D'Alton — Name *in bold capitals or typescript*: PAUL D'ALTON

☒ Director ☐ Secretary *note eleven* — Date: 18/05/2005

SIR ROBERT MALPAS

Current Directorships

Enacas
Evolution plc

Past Directorships

Cookson Group plc
Eurotunnel plc
Repsol S.A.

Notice of change in directors or secretaries or in their particulars

S195 Companies Act 1963 (inserted by s51 Companies Act 1990, and amended by s47 Companies (Amendment)(No. 2) Act 1999 and by s91 Company Law Enforcement Act 2001)
S249A Companies Act 1990 (inserted by s107 Company Law Enforcement Act 2001)
S43, s44 (other than subsection (2)) and s45 (other than subsections (3)(b) and (5)) Companies (Amendment)(No. 2) Act 1999
Companies Act 1990 (Form and Content of Documents Delivered to Registrar) Regulations 2002

cro COMPANIES REGISTRATION OFFICE
AN OIFIG UM CHLÁRÚ CUIDEACHTAÍ

FEE PAID IN FULL | RECEIPT No.
17 MAY 2004 4 2 5
1203
COMPANIES REGISTRATION OFFICE

CRO receipt date stamp
Companies Acts 1963 to 2003

B10

Tick box if bond is attached ☐ *note six*

Company number: 3 9 4 9 4 3

Please complete using black typescript or BOLD CAPITALS, referring to explanatory notes

Company name *in full*: AgCert International Limited — Limited

Change(s) *note one*: That Dr Franz Fischler and Peter Murray were appointed as non-executive directors.

Date change(s) take(s) effect: Day 26 Month 04 Year 2005

13 MAY 2005

New secretary/director *including shadow/alternate director*

Please give details below of the person who has consented in writing to become secretary and/or director. *(continued overleaf) note two*

Surname		Former surname	
Forename *note three*		Former forename *note four*	

Date of birth *note five*: Day ☐☐ Month ☐☐ Year ☐☐☐☐ — Irish resident ☐ *note six* — Alternate director ☐ *note seven*

Residential address *note three*:

Business occupation *note five*: — Nationality *note five*:

Other directorships

Company *note eight*	Place of incorporation *note nine*	Company number

Consent *note ten*

I hereby consent to act as:

☐ director of the aforementioned company and I acknowledge that as director I have legal duties and obligations imposed by the Companies Acts, other enactments and at common law.

☐ secretary of the aforementioned company and I acknowledge that as secretary I have legal duties and obligations imposed by the Companies Acts.

Signature — Date

Continue overleaf for certification

Presenter details

Name	Matheson Ormsby Prentice		
Address	30 Herbert Street		
	Dublin 2		
DX number		DX exchange	
Telephone number	01 619 9000	Fax number	01 619 9010
E-mail		Reference number	fordes

Form effective date: 15 February 2005

New secretary/director
Including shadow/alternate director

Surname	Fischler	Former surname	
Forename *note three*	Dr Franz	Former forename *note four*	

Date of birth *note five*: Day 23 Month 10 Year 1956 — Irish resident *note six* ☐ — Alternate director *note seven* ☐

Residential address *note three*: Dörferstrasse 30B, A6067 Absam, AUSTRIA

Business occupation *note five*: COMPANY DIRECTOR — Nationality *note five*: AUSTRIAN

Other directorships

Company *note eight*	Place of incorporation *note nine*	Company number
NONE		

Consent *note ten*

I hereby consent to act as:

☒ director of the aforementioned company and I acknowledge that as director I have legal duties and obligations imposed by the Companies Acts, other enactments and at common law.

☐ secretary of the aforementioned company and I acknowledge that as secretary I have legal duties and obligations imposed by the Companies Acts.

Signature F. Fischler — Date 26/04/2005

Surname	Murray	Former surname	
Forename *note three*	Peter Cyril	Former forename *note four*	

Date of birth *note five*: Day 18 Month 03 Year 1950 — Irish resident *note six* ☒ — Alternate director *note seven* ☐

Residential address *note three*: The Mews, 10 Pembroke Place, Dublin 2

Business occupation *note five*: Company Director — Nationality *note five*: Irish

Other directorships

Company *note eight*	Place of incorporation *note nine*	Company number
See attached sheet.		

Consent *note ten*

I hereby consent to act as:

☒ director of the aforementioned company and I acknowledge that as director I have legal duties and obligations imposed by the Companies Acts, other enactments and at common law.

☐ secretary of the aforementioned company and I acknowledge that as secretary I have legal duties and obligations imposed by the Companies Acts.

Signature Peter C. Murray — Date 12/05/2005

Certification

I hereby certify that the particulars contained in this form are correct and have been given in accordance with the Notes on Completion of Form B10.

Signature [signature] — Name *in bold capitals or typescript*: ~~MEBRICK ANDLINGER~~ PAUL D'ALTON

☒ Director ☐ Secretary *note eleven* — Date 26/04/2005

PETER C. MURRAY
PARTICULARS OF DIRECTORSHIPS IN ACCORDANCE WITH SECTION 51 OF THE COMPANIES ACT 1990

	Registration Number	Place of Incorporation if outside the State	Date of Resignation
Robert J Goff & Co plc	7138		
Goffs Bloodstock Sales Ltd	45567		
Crest Holdings Inc.		USA	
Crest Texas Inc.		USA	
Avenue Texas Inc.		USA	
Hospital & Kitchen (Europe) Ltd	65965		
Hospital & Kitchen Dublin Ltd (formerly Hospital & Kitchen International Ltd)	149110		
H & K (Rugby) Ltd	2019303	UK	
H & K Services Ltd	59779	UK	
The Irish Youth Foundation	105853		
Pleroma Ltd	136328		

Past Directorships

	Registration Number	Place of Incorporation if outside the State	Date of Resignation
Ardagh plc (app 13.7.88)	7446		6.3.98
The Glass Bottle Company Ltd (app 9.5.88)	106690		6.3.98
Irish Glass Sales Ltd (app 1989)	88946		6.3.98
Ardagh International	145416		6.3.98
Ardagh Glass Ltd (app 1989)	144458		6.3.98
Ardagh Holdings Ltd (app 1989)	144459		6.3.98
Ardagh Industries Ltd (app 1989)	145778		6.3.98
Ardagh Treasury Ltd (app 1989)	148774		6.3.98
Ardagh Management Ltd (app 1989)	145417		6.3.98
Ardagh Properties Ltd (app 8 May 89)	19188		6.3.98
Irish Glass International BV (Dutch Co)		Holland	6.3.98
Ardagh Holdings BV		Holland	6.3.98
Catterick Holdings BV		Gibraltar	6.3.98
Emmaton Investments Ltd		Gibraltar	6.3.98
Crest Nominees Ltd			27.4.94
Crest Investment Trust Ltd	107556		28.2.89
Crest Holdings Ltd	42835		28.2.89
Drumport Ltd	83708		26.9.95
Avenue Holdings	55865		28.2.89
Avenue Investment Company	23508		28.2.89
Felkins Ltd	109150		28.2.89
Adlington Ltd (formerly The International Biochemical Group Ltd)	50518		28.2.89
Hospital & Kitchen Holdings Ltd		Canada	
Squash Ireland Ltd	36417		2.2.90

PETER C. MURRAY
PARTICULARS OF DIRECTORSHIPS IN ACCORDANCE WITH SECTION 51 OF THE COMPANIES ACT 1990

Past Directorships

	Registration Number	Place of Incorporation if outside the State	Date of Resignation
International Aircraft Services Ltd	65965		Oct 88
Danfay Ltd	21988		7.2.98
Neuville Holdings Ltd - Dissolved			21.11.90
Dipcot Group (formerly O'Dearest Holdings Ltd)			27.5.87
Dipcot Ltd (formerly O'Dearest Ltd)			27.5.87
Deichure Investments	64435		
O'Dea & Co Ltd	59044		17.5.87
Dodder Investments Co. - Dissolved			28.5.86
St Luke's Hospital			Sep 84
Oval Holdings Ltd - Dissolved			22.12.82
Mavilla Ltd - Dissolved			28.5.86
Steeple Holdings Ltd			28.5.86
Waltham Investments	44562		19.10.93
Waltham Group plc	89218		19.10.93
Waltham Manufacturing Ltd	87038		19.10.93
Waltham Electronics (TV) Ltd	50619		19.10.93
Waltham Sales Ltd	65796		19.10.93
Waltham (Research & Development Ltd)	93392		19.10.93
Waltham Venture Holdings Ltd	88819		19.10.93
Waltham Electronics (Ireland) Ltd	19278		19.10.93

Companies Registration Office

Special Resolution

Companies Acts, 1963 to 2001

Registration fee stamp to be affixed above

This form must be typewritten

Section 141 of the Companies Act 1963

Company Number 394943

G1 (16)

Company name *in full* AgCert International Limited.

FEE PAID IN FULL RECEIPT No.
12 MAY 2005 4 2 4
6629
COMPANIES REGISTRATION OFFICE

Passed pursuant to written resolution of the members

On the Day 29 Month April Year 2005

The following Special resolution was duly passed.
SEE ATTACHED RESOLUTIONS.

I hereby certify that the above particulars are correct ☒ Director Company Secretary

Signature [signature] Date 29 APRIL 2005

Name *PAUL D'ALTON*

Presenter's name	Address
Matheson Ormsby Prentice	30 Herbert Street, Dublin 2
Telephone Number	Reference
01 619 9000	Fordes

RECEIVED
2005 OCT -4 P 12:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

2582049.1

SPECIAL RESOLUTIONS

1. That the 29,000,000 authorised but unissued ordinary shares of €0.01 each in the capital of the Company be and are hereby subdivided into 2,900,000,000 ordinary shares of €0.0001 each, and the 1,000,000 ordinary shares of €0.01 each in the capital of the Company currently in issue be and are hereby subdivided into 100,000,000 ordinary shares of €0.0001 each;

2. That the authorised share capital of the Company be and is hereby increased from €300,000 to €301,000 by the creation of 10,000,000 Series A Redeemable Non-Convertible Shares of €0.0001 each, each having the rights and being subject to the restrictions attached thereto and imposed thereon by the Articles of Association of the Company as adopted pursuant to paragraph 7 below;

3. That the Directors be and they are generally and unconditionally authorised pursuant to and in accordance with the provisions of section 20 of the 1983 Act, to exercise all the powers of the Company to allot relevant securities (within the meaning of section 20 of the 1983 Act) up to an amount equal to the authorised but as yet unissued share capital of the Company and, pursuant to such authority:-

   (a) to constitute the Series "C" Loan Notes by the execution of the Series "C" Loan Note Instrument and to issue to IFC and AP up to an aggregate nominal amount of €8,376,450 of Series C Loan Notes having attached thereto the right on the part of the Noteholders, inter alia, to convert such Series C Loan Notes into Ordinary Shares of €0.0001 each in the capital of the Company, and to make the allotments on conversion of such Series "C" Loan Notes;

   (b) to allot Series A Redeemable Shares up to an aggregate nominal amount of €62.0478; and

   (c) to grant the option granted to IFC and AP pursuant to clause 4.09 of the Shareholders Agreement to subscribe for Ordinary Shares, and to make the allotments pursuant thereto

   provided that this authority shall expire five years from the date of the passing of this Resolution unless previously renewed, varied or revoked by the Company save that the Directors may allot relevant securities, notwithstanding that this authority has expired, if the relevant securities are allotted in pursuance of an offer or agreement made by the Company before the authority expired.

4. The Directors be and they are hereby empowered, pursuant to section 24 of the 1983 Act, to allot and issue equity securities pursuant to the authority given by paragraph 3 of this Resolution of this section 23 (1) of the 1983 Act did not apply to such allotment and issue.

5. That the terms of the Series "C" Loan Note Instrument, and in particular those terms relating to:-

   (a) the adjustment in accordance with Schedule 2 to the principal amount of the Notes, together with all Accumulated Interest thereon, which occurs on conversion of the Series "C" Loan Notes into Ordinary Shares, which adjustment increases the liability of the Company to the Converting Noteholders, the release of which liability comprises the consideration payable for the allotment of the Ordinary Shares on conversion of the Series "C" Loan Notes; and

   (b) the redemption of the Series "C" Loan Notes in circumstances where a Trade Sale is contemplated, or where the Company is in breach of certain provisions of the Shareholders Agreement, pursuant to which the Company may be required to redeem the Series "C" Loan Notes at 2.5 times the amount of principal and Accumulated Interest due thereon.

and the constitution and issue of Series "C" Loan Notes pursuant thereto, be and are hereby authorised and approved as being in the best interests of the Company.

6. That the Memorandum of Association of the Company be and is hereby amended by the deletion of clause 4 and the substitution therefore of the following new clause 4:-

"4. The share capital of the Company is €301,000 divided into 300,000,000 Ordinary Shares of €0.0001 each and 10,000,000 Series A Redeemable Non-Convertible Shares of €0.0001 each."

7. That the regulations contained in the printed document attached hereto and marked "B" for the purposes of identification be and they are hereby adopted as the Articles of Association of the Company in substitution for and to the exclusion of all existing Articles of Association.

8. For the purposes of this Resolution, the following terms should have the following meanings:-

"1983 Act"	means the Companies (Amendment) Act 1983
"Accumulated Interest"	has the meaning ascribed thereto in the Series "C" Loan Note Instrument
"AP"	means Antipodean Partners, LLC
"Converting Noteholders"	means a Noteholder whose Series "C" Loan Notes are to be or are being (as the case may be) converted into Ordinary Shares
"Directors"	means the directors of the Company
"IFC"	means the International Finance Corporation
"Noteholder"	means a holder of Series "C" Loan Notes
"Ordinary Shares"	means ordinary shares in the capital of the Company whose nominal value is subdivided pursuant to paragraph 1 of this Resolution.
"Schedule 2"	means schedule 2 to the Series "C" Loan Note Instrument
"Series A Redeemable Shares"	means the series A redeemable non-convertible shares of €0.0001 each in the capital of the Company
"Series "C" Loan Note Instrument"	means the Series "C" variable rate redeemable unsecured convertible loan note instrument to be constituted by the Company in the form of the instrument attached hereto and marked as "Exhibit A"
"Series "C" Loan Notes"	means the Series "C" variable rate redeemable unsecured convertible loan notes of the Company, issuable pursuant to the Series "C" Loan Note Instrument
"Shareholders Agreement"	means the shareholders agreement to be entered into on or about the date hereof between, inter alia, the Company, IFC and AP
"Trade Sale"	has the meaning as ascribed thereto in the Series "C" Loan Note Instrument

Notice of increase in authorised capital

Section 70 Companies Act 1963
Section 249A Companies Act 1990 (inserted by section 107 Company Law Enforcement Act 2001)
Companies Act 1990 (Form and Content of Documents Delivered to Registrar) Regulations 2002

cro COMPANIES REGISTRATION OFFICE
AN OIFIG UM CHLÁRÚ CUIDEACHTAÍ

RECEIVED
2005 OCT -4 P 12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FEE PAID IN FULL | RECEIPT No.
12 MAY 2005 4 24
COMPANIES REGISTRATION OFFICE

6629

CRO receipt date stamp
Companies Acts 1963 to 2003

B4

Company number: 3 9 4 9 4 3

Please complete using black typescript or BOLD CAPITALS, referring to explanatory notes

Company name *in full*: AgCert International Limited — Limited

Authorised share capital

Date of resolution to increase: Day 29 Month 04 Year 2005

Existing authorised capital: €/_ 300,000

Value of increase of authorised capital: €/_ 1,000

Total authorised capital: €/_ 301,000

Division of additional authorised capital

Class of shares	Number of shares	Authorised value per share €/_
Series A Redeemable Non-Convertible Shares	10,000,000	€0.0001

Conditions attaching to new shares *note one*: The additional shares shall rank pari passu with the existing shares of the company subject to the Articles of Association.

Certification

I hereby certify that the particulars contained in this form are correct and have been given in accordance with the Notes on Completion of Form B4.

Signature: [signature]

Name *in bold capitals or typescript*: PAUL D'ALTON

☒ Director ☐ Secretary *note two*

Date: 29 APRIL 2005

Presenter details

Name	Matheson Ormsby Prentice
Address	30 Herbert Street, Dublin 2
DX number	
DX exchange	
Telephone number	01 619 9000
Fax number	01 619 9010
E-mail	
Reference number	Fordes

Form effective date: 15 February 2005

NOTES ON COMPLETION OF FORM B4

These notes should be read in conjunction with the relevant legislation.

General This form must be completed correctly, in full and in accordance with the following notes.
Every section of the form must be completed. Where "not applicable", "nil" or "none" is appropriate, please state.
Where €/__ appears, please delete as appropriate. Where /__ applies, give the relevant currency, if not euro.
Where the space provided on Form B4 is considered inadequate, for example the use of multiple currencies, the information should be presented on a continuation sheet in the same format as the relevant section in the form. The use of a continuation sheet must be so indicated in the relevant section.
A resolution and amended memorandum and articles of association must accompany this form.

note one For example, voting rights, dividend rights, winding up rights, etc. If any of the new shares are preference shares, state whether they are redeemable or not.

note two Tick the relevant box(es). This form must be certified by a current officer of the company.

Further Information

CRO address When you have completed and signed the form, please send with the accompanying fee to the Registrar of Companies at:

Parnell House, 14 Parnell Square, Dublin 1

DX 145001 Parnell House

Payment If paying by cheque, postal order or bank draft, please make the fee payable to the Companies Registration Office. Cheques or bankdrafts must be drawn on a bank in the Republic of Ireland.

Please *carefully* study the explanatory notes above. A Form B4 that is not completed correctly or is not accompanied by the correct documents or fee is liable to be rejected and returned to the presenter by the CRO pursuant to section 249A Companies Act 1990 (inserted by section 107 Company Law Enforcement Act 2001). Unless the document, duly corrected, is relodged in the CRO within 14 days, it will be deemed to have never been delivered to the CRO.

FURTHER INFORMATION ON COMPLETION OF FORM B4, INCLUDING THE PRESCRIBED FEE, IS AVAILABLE FROM www.cro.ie OR BY E-MAIL info@cro.ie

Form No. 28.

Certificate No. 394943

COMPANIES ACTS, 1963 TO 1999

FEE IN PAID FULL | RECEIPT No.

12 MAY 2005 4 24

COMPANIES REGISTRATION OFFICE

6632

NOTICE of CONSOLIDATION and DIVISION, or CONVERSION into STOCK of SHARES, or of the Re-Conversion into Shares of Stock, or of the Subdivision or Redemption or Cancellation of Shares of AGCERT INTERNATIONAL LIMITED specifying, as the case may be, the shares consolidated, divided, converted, subdivided, redeemed or cancelled, or the Stock reconverted.

Pursuant to Section 69 of the Companies Act, 1963

This Notice is to be signed by a Director, or the Secretary of the Company

Presented by

Matheson Ormsby Prentice

30 Herbert Street

Dublin 2

TO THE REGISTRAR OF JOINT STOCK COMPANIES

AGCERT INTERNATIONAL LIMITED

hereby gives you notice in accordance with S.69 of the Companies Act, on 29 April 2005:

1. That 29,000,000 authorised but unissued ordinary shares of €0.01 each in the capital of the Company be and are hereby subdivided into 2,900,000,000 ordinary shares of €0.0001 each and the 1,000,000 ordinary shares of €0.01 each in the Capital of the Company currently in issue be and are hereby subdivided into 100,000,000 ordinary shares of €0.0001 each.

Dated the 29TH day of APRIL 2005

Signature ....

Officer ....

e.g. (In the Case of Conversion into Stock) the 10,000 Ordinary €5 Shares of this Company, numbered 1 to 10,000, have been converted into €50,000 Ordinary Stock (In the case of Consolidation and Division) the 1,000 Preference €10 Shares of this Company, numbered 1 to 1,000 have been Consolidated and Divided into 500 Preference Shares of €20 each, numbered 1 to 500".

RECEIVED
2006 OCT -4 P 12:00
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FEE IN FULL PAID RECEIPT No.
12 MAY 2005 4 24
6629
COMPANIES REGISTRATION OFFICE

COMPANIES ACTS 1963 to 2003

COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION
OF
AGCERT INTERNATIONAL LIMITED

(As amended by Special Resolution passed on 29 April 2005)

1. The name of the Company is: **AGCERT INTERNATIONAL LIMITED**

2. The objects for which the Company is established are:

(a) To acquire, own, register, sell, distribute, exchange and finance, and to manage and trade risks associated with, environmental benefits including but not limited to greenhouse gas emission reductions (whether verified, certified or otherwise) and allowances (collectively "Environmental Benefits"), contract with purchasers of Environmental Benefits, contract with farmers and other potential generators of Environmental Benefits for applicable data, acquire technology related to Environmental Benefits and finance and implement potential applications of such technology (including anaerobic digesters and co-generation and other potential energy applications), finance local country data collection and monitor activity, finance external validation and verification reporting, act as sales agent, conclude sales contracts and provide certain management functions in connection with the aforegoing.

(b) To invest any monies of the Company in such investments and in such manner as may from time to time be determined, and to hold, sell or deal with such investments and generally to purchase, take on lease or in exchange or otherwise acquire any real and personal property and rights or privileges.

(c) To develop and turn to account any land acquired by the Company or in which it is interested and in particular by laying out and preparing the same for building purposes, constructing, altering, pulling down, decorating, maintaining, fitting up and improving buildings and conveniences, and by planting, paving, draining, farming, cultivating, letting on building lease or building agreement and by advancing money to and entering into contracts and arrangements of all kinds with builders, tenants and others.

(d) To acquire and hold shares and stocks of any class or description, debentures, debenture stock, bonds, bills, mortgages, obligations, investments and Securities of all descriptions and of any kind issued or guaranteed by any company, corporation or undertaking of whatever nature and wheresoever constituted or carrying on business or issued or guaranteed by any government, state, dominion, colony, sovereign ruler, commissioners, trust, public, municipal, local or other authority or body of whatsoever nature and wheresoever situated and investments, securities and property of all descriptions and of any kind, including real and chattel real estates, mortgages, reversions, assurance policies, contingencies and choses in action.

(e) To purchase for investment property of any tenure and any interest therein, and to make advances upon the security of land or other similar property or any interest therein.

(f) To acquire by purchase, exchange, lease, fee farm grant or otherwise, either for an estate in fee simple or for any less estate or other estate or interest, whether immediate or reversionary and whether vested or contingent, any lands, tenements or hereditaments of any tenure, whether subject or not to any charges or encumbrances, and to hold, farm, work and manage and to let, sublet, mortgage or charge land and

buildings of any kind, reversions, interests, annuities, life policies, and any other property real or personal, movable or immovable, either absolutely or conditionally, and either subject or not to any mortgage, charge, ground rent or other rents or encumbrances.

(g) To erect or secure the erection of buildings of any kind with a view of occupying or letting them and to enter into any contracts or leases and to grant any licences necessary to effect the same.

(h) To maintain and improve any lands, tenements or hereditaments acquired by the Company or in which the Company is interested, in particular by decorating, maintaining, furnishing, fitting up and improving houses, shops, flats, maisonettes and other buildings and to enter into contracts and arrangements of all kinds with tenants and others.

(i) To sell, exchange, mortgage (with or without power of sale), assign, turn to account or otherwise dispose of and generally deal with the whole or any part of the property, shares, stocks, securities, estates, rights or undertakings of the Company, real, chattel real or personal, movable or immovable, either in whole or in part, upon whatever terms and whatever consideration the Company shall think fit.

(j) To take part in the management, supervision, or control of the business or operations of any company or undertaking, and for that purpose to appoint and remunerate any directors, accountants, or other experts or agents to act as consultants, supervisors and agents of other companies or undertakings and to provide managerial, advisory, technical, design, purchasing and selling services.

(k) To make, draw, accept, endorse, negotiate, issue, execute, discount and otherwise deal with bills of exchange, promissory notes, letters of credit, circular notes, and other negotiable or transferable instruments.

(l) To redeem, purchase, or otherwise acquire in any manner permitted by law and on such terms and in such manner as the Company may think fit any shares in the Company's capital.

(m) To guarantee, support or secure whether by personal covenant or by mortgaging or charging all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company or by both such methods the performance of the obligations of, and the repayment or payment of the principal amounts of and the premiums, interest and dividends on any security of any person, firm or company including (without prejudice to the generality of the foregoing) any company which is for the time being the Company's holding company or subsidiary as defined by Section 155 of the Companies Act 1963 or another subsidiary as defined by the said Section of the Company's holding company or otherwise associated with the Company in business notwithstanding the fact that the Company may not receive any consideration, advantage or benefit, direct or indirect from entering into such guarantee or other arrangement or transaction contemplated herein.

(n) To the extent permitted by law, indemnify every Director, Auditor, Secretary and other officer of the Company and its subsidiary undertakings (as defined by Regulation 4 of the European Communities (Companies: Group Accounts) Regulations, 1992); against all costs, charges, losses, expenses and liabilities incurred by him in the execution or discharge of his duties or in relation thereto including (without prejudice to the generality of the foregoing) any liability incurred by him in defending any proceedings, civil or criminal, which relate to anything done or omitted to be done or alleged to have been done or omitted by him as an officer or employee of the Company and in which judgment is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application under any

statute for relief from liability in respect of any such act or omission in which relief is granted to him by the Court.

(o) To lend the funds of the Company with or without security and at interest or free of interest and on such terms and conditions as the directors shall from time to time determine.

(p) To raise or borrow or secure the payment of money in such manner and on such terms as the directors may deem expedient whether or not by the issue of bonds, debentures or debenture stock, perpetual or redeemable, or by mortgage, charge, lien or pledge upon the whole or any part of the undertaking, property, assets and rights of the Company, present or future, including its uncalled capital and generally in any other manner as the directors shall from time to time determine and to enter into or issue interest and currency hedging and swap agreements, forward rate agreements, interest and currency futures or options and other forms of financial instruments, and to purchase, redeem or pay off any of the foregoing and to guarantee the liabilities of the Company or any other person, and any debentures, debenture stock or other securities may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, transfer, drawings, allotments of shares, attending and voting at general meetings of the Company, appointment of directors and otherwise.

(q) To accumulate capital for any of the purposes of the Company, and to appropriate any of the Company's assets to specific purposes, either conditionally or unconditionally, and to admit any class or section of those who have any dealings with the Company to any share in the profits thereof or in the profits of any particular branch of the Company's business or to any other special rights, privileges, advantages or benefits.

(r) To reduce the share capital of the Company in any manner permitted by law.

(s) To make gifts or grant bonuses to officers or other persons who are or have been in the employment of the Company and to allow any such persons to have the use and enjoyment of such property, chattels or other assets belonging to the Company upon such terms as the Company shall think fit.

(t) To establish and maintain or procure the establishment and maintenance of any pension or superannuation fund (whether contributory or otherwise) for the benefit of and to give or procure the giving of donations, gratuities, pensions, annuities, allowances, emoluments or charitable aid to any persons who are or were at any time in the employment or service of the Company or any of its predecessors in business, or of any company which is a subsidiary of the Company or who may be or have been directors or officers of the Company, or of any such other company as aforesaid, or any persons in whose welfare the Company or any such other company as aforesaid may be interested and the wives, widows, children, relatives and dependants of any such persons and to make payments towards insurance and assurance and to form and contribute to provident and benefit funds for the benefit of such persons and to remunerate any person, firm or company rendering services to the Company, whether by cash payment, gratuities, pensions, annuities, allowances, emoluments or by the allotment of shares or securities of the Company credited as paid up in full or in part or otherwise.

(u) To employ experts to investigate and examine into the conditions, prospects, value, character and circumstances of any business concerns, undertakings, assets, property or rights.

(v) To insure the life of any person who may, in the opinion of the Company, be of value to the Company, as having or holding for the Company interests, goodwill, or influence or otherwise and to pay the premiums on such insurance.

(w) To distribute either upon a distribution of assets or division of profits among the Members of the Company in kind any property of the Company, and in particular any shares, debentures or securities of other companies belonging to the Company or of which the Company may have the power of disposing.

(x) To do and carry out all or any of the foregoing objects in any part of the world and either as principals, agents, contractors, trustees or otherwise, and either by or through agents, trustees or otherwise and either alone or in partnership or in conjunction with any other company, firm or person, provided that nothing herein contained shall empower the Company to carry on the businesses of insurance.

(y) To apply for, purchase or otherwise acquire any patents, brevets d'invention, licences, trade marks, industrial designs, know-how, concessions and other forms of intellectual property rights and the like conferring any exclusive or non-exclusive or limited or contingent rights to use, or any secret or other information as to any invention or process of the Company, or the acquisition of which may seem calculated directly or indirectly to benefit the Company, and to use, exercise, develop, or grant licences in respect of, or otherwise turn to account the property, rights or information so acquired.

(z) To enter into partnership or into any arrangement for sharing profits, union of interests, cooperation, joint venture, reciprocal concession or otherwise with any person or company carrying on or engaged in or about to carry on or engage in any business or transaction which the Company is authorised to carry on or engage in or any business or transaction capable of being conducted so as directly or indirectly to benefit the Company.

(aa) To acquire and undertake the whole or any part of the undertaking, business, property and liabilities of any person or company carrying on any business which the Company is authorised to carry on or which is capable of being conducted so as to benefit the Company directly or indirectly or which is possessed of assets suitable for the purposes of the Company.

(bb) To adopt such means of making known the Company and its products and services as may seem expedient.

(cc) To acquire and carry on any business carried on by a subsidiary or a holding company of the Company or another subsidiary of a holding company of the Company.

(dd) To promote any company or companies for the purpose of acquiring all or any of the property and liabilities of this Company or for any other purpose which may seem directly or indirectly calculated to benefit this Company.

(ee) To amalgamate with, merge with or otherwise become part of or associated with any other company or association in any manner permitted by law.

(ff) To do and carry out all such other things, except the issuing of policies of insurance, as may be deemed by the Company capable of being conveniently carried on in connection with the above objects or any of them or calculated to enhance the value of or render profitable any of the Company's properties or rights.

And it is hereby declared that the word "company" in this clause, except where used in reference to this Company, shall be deemed to include any person, partnership or other body of persons whether incorporated or not incorporated and whether domiciled in the State or elsewhere and that the objects of the Company as specified in each of the foregoing paragraphs of this clause shall be separate and distinct objects and shall not be in anywise limited or restricted by reference to or inference from the terms of any other paragraph or the name of the Company.

3. The liability of the members is limited.

4. The share capital of the Company is €301,000 divided into 3,000,000,000 Ordinary shares of €0.0001 each and 10,000,000 Series A Redeemable Non-Convertible Shares of €0.0001 each.

The shares in the original or any increased share capital of the Company may be divided into several classes, and there may be attached thereto respectively any preferential, deferred or other special rights, privileges, conditions or restrictions as to dividend, capital, voting or otherwise.

We, the several persons whose names, addresses and descriptions are subscribed, wish to be formed into a Company in pursuance of this Memorandum of Association and we agree to take the number of shares in the capital of the Company set opposite our respective names.

NAMES, ADDRESSES AND DESCRIPTIONS OF SUBSCRIBERS	NUMBER OF SHARES TAKEN BY EACH SUBSCRIBER
Andlinger Capital III LLC 105 Harbor Drive, Suite 125 Stamford, CT 06902 USA	FIVE HUNDRED THOUSAND ORDINARY SHARES (500,000)
XL TechGroup Inc. 1901 S. Harbor City Blvd, Suite 300 Melbourne, FL 32901 USA	FIVE HUNDRED THOUSAND ORDINARY SHARES (500,000)
TOTAL NUMBER OF SHARES TAKEN UP	ONE MILLION

Dated this 2nd day of December 2004

Witness to the above signature: Mark F. Callaghan

Name: Mark F Callaghan
Address: 303 South Broadway
Suite 229
Tarrytown, NY 10591
Occupation: Executive

COMPANIES ACTS 1963 TO 2003 **"B"**

PRIVATE COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

AgCert International Limited

(Incorporated on 8 December 2004)

(as adopted by Special Resolution passed on 29 April 2005)

MATHESON ORMSBY PRENTICE
30 Herbert Street
Dublin 2
Ireland

TEL + 353 1 619 9000
FAX + 353 1 619 9010

TABLE OF CONTENTS

COMPANIES ACTS 1963 TO 2003

PRIVATE COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

AgCert International Limited

(as adopted by Special Resolution passed on 29 April 2005)

PART I - PRELIMINARY

1 **TABLE "A" NOT TO APPLY**

No articles or similar regulations set out in any statute, or contained in any instrument made under any statute, concerning companies shall apply to the Company, but the following shall be the Articles of Association of the Company.

2 **INTERPRETATION**

2.1 In these Articles, unless the context otherwise requires, the following expressions shall have the following meanings:

the "**Acts**" means the Companies Acts 1963 to 2003;

"**Applicable Law**" means any common or customary law, constitutional law, any statute, regulation, resolution, rule, ordinance, communiqué, enactment, judgment, order, code, decree, directive, notification, clarification, guideline, policy, requirement or other governmental restriction and any form or decision of or determination by or interpretation of any of the foregoing (whether or not having the force of law) by any Authority, now or hereafter in effect, in each case as amended, re-enacted or replaced;

"**Applicable Percentage**" means the percentage equal to the variable C in the equation set forth in Article 9.2;

the "**1963 Act**" means the Companies Act 1963;

the "**1983 Act**" means the Companies (Amendment) Act 1983;

the "**1990 Act**" means the Companies Act 1990;

"these **Articles**" means these articles of association as originally adopted or as from time to time altered or varied (and "Article" means one of these Articles);

"**Asset Sale**" means the sale or transfer of all or substantially all of the business, operations or assets of the Company and its Subsidiaries, taken as a whole and whether effected in one or in a series of transactions;

the "**Auditors**" means the auditors of the Company as at the Date of Adoption;

"**Authority**" means any national, supernational, regional or local government or governmental, administrative, fiscal, judicial, or government-owned body, department, commission, authority, tribunal, agency or entity, or central bank (or any Person, whether or not government owned and howsoever constituted or called, that exercises the functions of a central bank);

"**Authorization**" means any consent, registration, filing, agreement, notarization, certificate, licence, approval, permit, authority or exemption from, by or with any Authority, whether given by express action or deemed given by failure to act within any specified time period and all corporate, creditors', shareholders' and third party approvals or consents;

"**Board**" means the board of directors of the Company as constituted from time to time;

the "**Company**" means AgCert International Limited, registered number 394943;

"**Change of Control**" shall mean a transaction (or series of transactions) that results in either (1) the Sponsors beneficially owning less than 50% of the issued Ordinary Shares or (2) any person other than a Sponsor or The Investor owning more Ordinary Shares than the aggregate Ordinary Shares beneficially owned by the Sponsors at that time; for this definition, beneficial ownership is defined by Rule 13d-3 under the United States Securities Exchange Act of 1934,

"**Control**" shall mean the possession, directly or indirectly, by a person of the power to direct or cause the direction of the management and policies of another person through the ownership of voting securities or otherwise; and "Controlling" and "Controlled" have corresponding meanings;

"**Clear Days**" means, in relation to any period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;

"**Closing Date**" shall have the meaning given thereto in the Shareholder's Agreement;

"**Competitor**" means, at any time, any Person at that time carrying on, offering or participating in a business, venture, activity or company which deals with, carries on or offers substantially overlapping product lines and customer base with that of the Company's business;

"**Date of Adoption**" means the original date of adoption of these Articles (being 29 April 2005);

"**Depositary**" means a custodian or other person (or a nominee for such custodian or other person) appointed under contractual arrangements with the Company or other arrangements approved by the Directors whereby such custodian or other person or nominee holds or is interested in shares of the Company or rights or interests in shares of the Company and issues securities or other documents of title or otherwise evidencing the entitlement of the holder thereof to or to receive such shares, rights or interests, provided and to the extent that such arrangements have been approved by the Directors for the purposes of these Articles, and shall include, where approved by the Directors, the trustees (acting in their capacity as such) of the Employee Share Option Scheme;

the "**Directors**" means the directors for the time being of the Company or those of them present at a duly convened meeting of directors of the Company at which a quorum is present, and "**Director**" means a director for the time being of the Company;

"**Employee Share Option Scheme**" means any share option, share participation or profit sharing scheme(s) adopted by the Company after the Date of Adoption principally for the benefit of employees or those in the service of the Company and/or its subsidiaries or their respective businesses and the managers (acting in their capacity as such) of any investment or savings plan which in each case the Directors have approved in accordance with the terms of the Shareholders' Agreement, and which do not represent more than 10% of the entire issued fully diluted equity share capital of the Company;

the "**Holder**" means, in relation to any share, the member whose name is entered in the Register as the holder of the share or, where the context permits, the members whose names are entered in the Register as the joint Holders of the share;

"The Investor" means International Finance Corporation;

"Investors" means The Investor and Antipodean Partners, LLC and each shall be an **"Investor"**;

the **"London Stock Exchange"** means the London Stock Exchange plc;

"Notes" mean the Series C Convertible Loan Notes of the Company, issued or to be issued to the Investors pursuant to the Subscription Agreement in the form attached as Schedule 10 to the Subscription Agreement and which are subject to the terms and conditions specified in the Series C Loan Note Instrument;

the **"Office"** means the registered office for the time being of the Company;

"Ordinary Shares" means ordinary shares of €0.0001 each in the capital of the Company;

"paid (up)" means, in relation to a share, paid or credited as paid (up);

"Person" means any natural person, corporation, company, partnership, firm, voluntary association, joint venture, trust, unincorporated organisation, Authority or any other entity whether acting in an individual, fiduciary or other capacity;

"Qualified IPO" shall mean an underwritten public offering of Ordinary Shares;

(i) resulting in cash proceeds (net of underwriting discounts, commissions and expenses and any other expenses associated with such offering) to the Company of at least €38,783.741;

(ii) where the Ordinary Shares are listed on a Relevant Market; and

(iii) following the consummation of which, the Ordinary Shares publicly traded on such exchange shall constitute no less than fifteen percent (15%) of the Ordinary Shares;

"Series A Preferred Shares" means the series A redeemable non-convertible shares of €0.0001 each in the capital of the Company or any of such shares;

"Series A Preferred Shares Majority" means the Person holding a majority in nominal value of the Series A Preferred Shares for the time being outstanding;

the **"Register"** means the register of members to be kept as required by the Acts;

the **"Regulations"** means the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996, as amended from time to time and any provisions of or under the Acts which supplement or replace such Regulations;

"Relevant Market" shall mean the Alternative Investment Market of the London Stock Exchange, the London Stock Exchange, the Nasdaq Stock Market, or any other reputable automated quotation system(s) or stock exchange(s), in Europe, the United States reasonably acceptable to The Investor;

the **"Seal"** means the common seal of the Company or (where relevant) the official securities seal kept by the Company pursuant to the Acts;

the "Secretary" means the secretary for the time being of the Company or any other person appointed to perform any of the duties of the secretary of the Company, including a joint, assistant or acting secretary;

"Series "C" Loan Note Instrument" means the series "C" variable rate redeemable convertible loan note instrument duly constituted by the Company at a meeting of the Board on 29 April 2005;

"**share**" means any share (whether issued or unissued) in the capital of the Company of whatever class;

"**Share Capital**" means the total paid up share capital of the Company determined on a fully diluted basis by assuming that all Share Equivalents have been converted into Ordinary Shares;

"**Share Equivalents**" mean convertible preference shares, bonds, loans, notes, warrants or other similar instruments or securities which are convertible into or exchangeable for, or which carry a right to subscribe for or purchase shares in the Company in each case, on a converted basis;

"**Share Sale**" means any transaction involving the sale of shares (or any interest therein) by one or more holder of shares that results in a Change of Control, whether effected in one or a series of transactions;

"**Shareholders**" collectively, the Sponsors, the Investors, and any other Person holding shares (other than shares that have been sold in a public offering by the Company), and "Shareholder" shall refer to any one of them, as the context may require;

"**Shareholding**" the number or the percentage (as the context may require) of shares held by a Shareholder in relation to the total number of shares held by all the Shareholders; unless expressly mentioned otherwise. All references to the Shareholding of a Person shall be deemed to include Share Equivalents, if any, held by the Person (calculated for this purpose as if all outstanding Share Equivalents had been fully converted into Ordinary Shares);

"**Shareholders' Agreement**" means the shareholders' agreement entered into by AgCert International, LLC, Antipodean Partners LLC, the Sponsors, The Investor and the Company dated 29 April 2005;

"**Sponsors**" means Andlinger Capital III, LLC and XL Tech Group Inc (being the holders of the entire issued Ordinary Share capital of the Company immediately prior the Date of Adoption);

the "**State**" means the Republic of Ireland;

"**Stock Exchange Nominee**" has the meaning given to such expression by section 1 of the Companies (Amendment) Act, 1977;

"**Subscription Agreement**" means the subscription agreement entered into by AgCert International LLC, the Sponsors, the Investors and the Company dated 29 April 2005;

"**Subscription Date**" means the date of the issue and allotment of the Notes and the Series A Preferred Shares pursuant to the Subscription Agreement;

"**subsidiary undertaking**" has the meaning given to such expression by Regulation 4 of the European Communities (Companies: Group Accounts) Regulations, 1992;

"**Trade Sale** shall mean: (i) an Assets Sale or (ii) a Share Sale or (iii) any other transaction resulting in a Change of Control;

"**Transfer**" means to transfer, sell, assign, pledge, hypothecate, create a security interest in or lien on, place in trust (voting or otherwise) transfer by operation of law or in any other way subject to any encumbrance or dispose of, whether or not voluntarily;

"**UK Listing Authority**" means the Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000 of the United Kingdom;

"**US Securities Act**" means the US Securities Act of 1933, as amended.

2.2 Expressions in these Articles referring to writing shall be construed, unless the contrary intention appears, as including references to printing, lithography, photography and any other modes of representing or reproducing words in a legible and non-transitory form. Expressions in these Articles referring to execution of any document shall include any mode of execution whether under seal or under hand.

2.3 Unless specifically defined herein or the context otherwise requires, words or expressions defined in the Acts in force as at the date on which these Articles are adopted shall bear the same meaning in these Articles, except that the word "company" shall include any body corporate.

2.4 The headings and captions included in these Articles are inserted for convenience of reference only and shall not be considered a part of or affect the construction or interpretation of these Articles.

2.5 Unless the context otherwise requires, references in these Articles to any enactment or any section or provision thereof shall include any statutory modification or re-enactment thereof for the time being in force.

2.6 In these Articles, unless the context otherwise requires, words importing any gender shall include all genders, and the singular number shall include the plural, and vice versa, and words importing persons shall include firms or companies.

2.7 Unless the context otherwise requires, any reference in an Article shall be construed as a reference to that Article.

2.8 References in these Articles to "EUR" or "€" are references to euro.

2.9 References to US$ are references to United States Dollars.

2.10 The expression "address" shall include, in relation to an electronic communication, any number or address (including in the case of an Uncertificated Proxy Instruction (as defined in Article 71) permitted under Article 71, an identification number of a participant in the relevant system) used for the purpose of such communication.

3 PRIVATE COMPANY

The Company is a private company and accordingly:

3.1 the right to transfer Shares is restricted in the manner prescribed in these Articles;

3.2 the number of members of the Company (exclusive of persons who are in the employment of the Company and of persons who, having been formerly in the employment of the Company, were while in such employment, and have continued after the determination of such employment to be, members of the Company) is limited to fifty, so, however, that where two or more persons hold one or more shares jointly, they shall, for the purpose of this Article, be treated as a single member;

3.3 any invitation to the public to subscribe for any shares or debentures of the Company is prohibited; and

3.4 the Company shall not have power to issue share warrants to bearer.

4 FORM OF RESOLUTION

4.1 Subject to the Acts:

4.1.1 a special resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required under the Acts or these Articles;

4.1.2 a resolution in writing executed by or on behalf of each member who would have been entitled to vote upon it if it had been proposed at a general meeting shall be as valid and effective for all purposes as if the resolution had been passed at a general meeting duly convened and held and if described as a special resolution shall be deemed to be a special resolution, and such resolution may consist of several documents in the like form each executed by one or more of the members.

PART II- SHARE CAPITAL AND VARIATION OF RIGHTS

5 SHARE CAPITAL

The share capital of the Company is €301,000 divided into 3,000,000,000 Ordinary Shares of €0.0001 each and 10,000,000 Series A Preferred Shares of €0.0001 each.

6 RIGHTS OF SHARES ON ISSUE

Without prejudice to any special rights conferred on the Holders of any existing shares or class of shares and subject to the provisions of the Acts and these Articles, any share may be issued with such rights or restrictions (whether as regards dividends, return of capital, voting or otherwise) as the Company may from time to time by ordinary resolution determine.

7 REDEEMABLE SHARES

Subject to the provisions of the Acts, any shares may be issued on terms that they are, or are liable at the option of the Company or the Holder, to be redeemed on such terms and in such manner as may be provided by these Articles, and the Company may convert any of its shares into redeemable shares. Subject as aforesaid, the Company may cancel any shares which it has redeemed or may hold them as treasury shares and re-issue any such treasury shares as shares of any class or classes or cancel them.

8 POWER TO ALLOT SHARES

8.1 Subject to the provisions of the Acts, any resolution of the Company in general meeting and as may be provided for in these Articles, the shares shall be at the disposal of the Directors who may allot (with or without conferring a right of renunciation), grant options over or otherwise dispose of them to such persons, on such terms and conditions and at such times as they may consider to be in the best interests of the Company and its members, but so that no share shall be allotted at a discount and so that, except in the case of shares allotted pursuant to an Employees' Share Option Scheme, the amount payable on application on each share shall not be less than one-quarter of the nominal amount of the share and the whole of any premium thereon.

8.2 The Company may issue a warrant or certificate to any person to whom the Company has granted the right to subscribe for shares in the Company (other than under a share option scheme for employees), certifying the right of the holder thereof to subscribe for shares in the Company upon such terms and conditions as the right may have been granted.

9 SHARE RIGHTS

9.1 Rights

The Series A Preferred Shares shall constitute a separate class of shares from the Ordinary Shares as set out in this Article 9.

9.2 Notice, Attendance and voting at Meetings

The Holders of the Series A Preferred Shares shall be entitled to receive notice of, attend and (prior to a Qualified IPO) vote at general meetings of the Company. Prior to a Qualified IPO, the Series A Preferred Shares shall entitle the Holders thereof to vote together with the

Holders of the Ordinary Shares. On a show of hands every Holder of Series A Preferred Shares shall have one vote and, on a poll every Holder of Series A Preferred Shares who is present in person or by proxy shall have in respect of its entire holding of Series A Preferred Shares such number of votes as is determined by the following formula:

$$V = \frac{A}{B} \times C \times D$$

where:

V	=	the number of votes
A	=	the number of Series A Preferred Shares held by that Holder immediately prior to the relevant poll
B	=	the number of Series A Preferred Shares in issue immediately following the subscription by the Investors under the Subscription Agreement
C	=	$\frac{20.39}{100}$
D	=	the sum of the number of Ordinary Shares in issue immediately prior to the Investor Subscription (as defined in the Shareholders' Agreement) plus V.

9.3 **Income of the Series A Preferred Shares**

There shall be no right to receive any income and there shall be no income payable (whether by dividend or otherwise) in respect of the Series A Preferred Shares.

9.4 **Redemption of the Series A Preferred Shares**

The Series A Preferred Shares shall be redeemable in accordance with the Acts and the Company shall redeem such Series A Preferred Shares as fall to be redeemed only in those circumstances provided for in the provisions of the Series "C" Loan Note Instrument at a value per share no greater than the nominal value such Series A Preferred Share.

9.5 **Non – Convertible Shares**

The Series A Preferred Shares shall not be convertible into any other shares (of whatever class) in the capital of the Company.

9.6 **Winding Up or Reduction of Capital**

In a winding-up, liquidation, reduction of capital or other return of capital (except in the case of the redemption of shares of any class or the purchase by the Company of its own shares) the assets and retained profits available for distribution shall be distributed among the members of the Company in paying to the Holders of the Ordinary Shares and the Series A Preferred Shares the amounts paid up or credited as paid up thereon together with all accruals and arrears of any dividend declared but unpaid thereon up to and including the date on which the return of capital is made and thereafter in distributing the balance of such assets and retained profits amongst the holders of the Ordinary Shares in proportion to the amounts paid up or credited as paid up on the Ordinary Shares.

10 ALLOTMENT OF SHARES

10.1 **No Allotment of Shares**

Prior to a Qualified IPO, no shares or other equity securities, which rank in priority to or pari passu with the Series A Preferred Shares, shall be issued or allotted without the prior written

consent of the Holders of at least seventy-five per cent (75%) of the Series A Preferred Shares.

10.2 Offer in Proportion

Prior to a Qualified IPO, and subject always to the provisions of Article 10.1, no New Securities will be allotted other than as provided in this Article 10.2. Each of the Sponsors and each of the Investors shall have the right to purchase its pro rata share of New Securities (as defined in Article 10.3 below) which the Company may, from time to time, propose to issue and allot. For the purposes of this Article 10.2, each Investor's pro rata share of the New Securities shall be that number of New Securities equal to (A) the product of (1) a fraction, the numerator of which is the number of Series A Preferred Shares owned by such holder immediately prior to the issuance of the New Securities, and the denominator of which is the total number of issued Series A Preferred Shares immediately prior to the issuance of the New Securities and (2) the Applicable Percentage, multiplied by (B) the number of New Securities proposed to be issued by the Company, and each Sponsor's pro rata share shall be, and to the extent an Investor holds Ordinary Shares, that Investor's pro rata share shall be increased by that number of New Securities equal to the product of (x) a fraction, the numerator of which shall be the number of Ordinary Shares owned by such Sponsor or Investor immediately prior to the issuance of New Securities and the denominator of which shall be the total number of issued Ordinary Shares held by the Sponsors and the Investors immediately prior to the issuance of New Securities, and (y) the product of: (i) the difference between one and the Applicable Percentage and (ii) the number of New Securities proposed to be issued by the Company.

This pre-emptive right shall be subject to the following provisions:

(a) In the event the Company proposes to issue New Securities, it shall give the Sponsors and the Investors written notice of its intention, specifying the number of New Securities it proposes to issue and the number of New Securities each Sponsor and each Investor is entitled to take up or subscribe for (being its pro rata share of the New Securities), the type of New Securities, the price of the New Securities and the general terms upon which the Company proposes to issue the same. Each of the Sponsors and each of the Investors shall have forty (40) days after any such notice is delivered to agree to purchase his/its respective pro rata share of such New Securities for the price and upon the terms specified in such notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased by it.

(b) In the event any Investor or any Sponsor fails to exercise fully its/his respective pre-emptive right within such forty (40) day period, the Company shall have forty (40) days thereafter to issue and allot or enter into an agreement (pursuant to which the issue and allotment of the New Securities covered thereby shall be closed, if at all, within no more than forty (40) days from the date of such agreement) to issue and allot the New Securities respecting which any Investor's or Sponsor's pre-emptive right set forth in this Article 10.2 was not on that occasion exercised, at a price and upon terms no more favorable to the purchasers thereof or the Company than specified in the Company's notice to each of the Sponsors and each of the Investors pursuant to this Article 10.2. In the event the Company has not entered into an agreement to issue and allot or sell the New Securities in accordance with the foregoing, the Company shall not thereafter issue and allot or sell any New Securities, without first again offering such securities to each of the Investors and the Sponsors in the manner provided in this Article 10.2.

(c) The pre-emptive right set forth in this Article 10.2 shall not apply to, and shall terminate upon the consummation of a Qualified IPO.

The pre-emptive right established by this Article 10.2 may be amended, or any provision of this Article 10.2 waived with the written consent of each of the Investors.

10.3 **"New Securities"** shall mean any shares or Share Equivalents (including Ordinary Shares and Series A Preferred Shares) of the Company whether now authorized or not, and securities of any type whatsoever that are, or may become, convertible into, or exchangeable or exercisable for shares or Share Equivalents; provided that the term "New Securities" does not include: (i) the ESP Shares (as defined in the Shareholders Agreement); (ii) the Series A Preferred Shares and the Ordinary Shares issued or issuable upon conversion of the Notes; (iii) Ordinary Shares issued or issuable in an IPO; (iv) Ordinary Shares issued or issuable in connection with any stock split or stock dividend of the Company; (v) Ordinary Shares issued or issuable as a result of anti-dilution adjustments which are required to be made to the Series A Preferred Shares.

11 VARIATION OF RIGHTS

11.1 Whenever the share capital is divided into different classes of shares, the rights attached to any class may be varied or abrogated with the consent in writing of the Holders of three-fourths in nominal value of the issued shares of that class, or with the sanction of a special resolution passed at a separate general meeting of the Holders of the shares of the class, and may be so varied or abrogated either whilst the Company is a going concern or during or in contemplation of a winding-up. To every such separate general meeting the provisions of these Articles relating to general meetings shall apply except that the quorum at any such separate general meeting, other than an adjourned meeting, shall be two persons holding or representing by proxy at least one-third in nominal value of the issued shares of the class in question and the quorum at an adjourned meeting shall be one person holding shares of the class in question or his proxy and that any holder of shares of the class present in person or by proxy may demand a poll and that every such holder shall on a poll have one vote for every share of the class held by him.

11.2 The rights conferred upon the Holders of the shares of any class shall not, unless otherwise expressly provided by these Articles or the terms of the issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith or subordinate thereto or by the purchase or redemption by the Company of any of its shares.

12 TRUSTS NOT RECOGNISED

Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except only as by these Articles or by law otherwise provided) any other rights in respect of any share except an absolute right to the entirety thereof in the Holder but this shall not preclude the Company from requiring the members or a transferee of shares to furnish the Company with information as to the beneficial ownership of any share when such information is reasonably required by the Company.

13 DISCLOSURE OF INTERESTS

13.1 For the purposes of this Article, unless the context otherwise requires:

"Deemed Voting Concert Party Interest" means an agreement or arrangement between two or more persons with respect to, or to the exercise of, voting rights attaching to shares and which is likely to result in those rights being exercised so as to influence or to control the policy of the Company or the management of its affairs which the Directors have deemed to be a Deemed Voting Concert Party Interest for the purposes of this Article and, where the Directors so resolve, each of the persons who is party to such agreement or arrangement shall be deemed (for the purposes of this Article) to be interested in all the shares to which the voting rights in question are attached and, in this definition, references to an arrangement include references to an understanding or mutual expectation, whether formal or informal and whether or not legally binding;

"Disclosure Notice" means a notice served pursuant to Article 13.3;

"Interest" means an interest (of any size) in the Relevant Share Capital which would be taken into account in deciding whether a notification to the Company would be required under Chapter 2 of Part IV of the 1990 Act but shall include: (A) the interests referred to in section 78(1)(a) and (c) of the 1990 Act except those of a bare trustee, and (B) any Deemed Voting Concert Party Interest; and **"Interested"** shall be construed accordingly;

"Relevant Share Capital" means the relevant share capital of the Company (as that expression is defined in section 67(2) of the 1990 Act);

"share" means any share in the Relevant Share Capital;

13.2. For the purposes of this Article, a person, other than the Holder of a share, shall be treated as appearing to be or to have been interested in that share if the Holder has informed the Company that the person is, or may be, or has been, or may have been, so interested, or if the Company (after taking account of any information obtained from the Holder or, pursuant to a notice under section 81 of the 1990 Act, from anyone else) knows or has reasonable cause to believe that the person is, or may be, or has been, or may have been, so interested.

13.3. If in their absolute discretion the Directors consider it to be in the interests of the Company to do so, they may, at any time and from time to time, by notice require any Holder of a share, or any other person appearing to be interested or to have been interested in such share, to disclose to the Company in writing within such period as may be specified in such notice (which shall not be less than 28 (twenty-eight) Clear Days from the date of issue of such notice) such information as the Directors shall require relating to the ownership of or any Interest in such share and as lies within the knowledge of such Holder or other person (supported if the Directors so require by a statutory declaration and/or by independent evidence) including (without prejudice to the generality of the foregoing) any information which the Company is entitled to seek pursuant to section 81 of the 1990 Act.

13.4 Where a Disclosure Notice is served on the Holder of a share and such Holder is a Depositary acting in its capacity as such, the obligations of the Depositary as a Holder pursuant to this Article shall be limited to disclosing to the Company in accordance with this Article such information relating to the ownership of or Interests in the share concerned as has been recorded by it pursuant to the terms entered into between the Depositary and the Company provided that nothing in this Article shall in any other way restrict the powers of the Directors under this Article.

13.5 The Directors may give any number of Disclosure Notices pursuant to Article 13.3 to the same Holder or other person in respect of the same share.

13.6 The Directors may serve notice pursuant to the terms of this Article irrespective of whether or not the person on whom it shall be served may be dead, bankrupt, insolvent or otherwise incapacitated and no such incapacity or any unavailability of information or inconvenience or hardship in obtaining the same shall be a satisfactory reason for failure to comply with any such notice, provided that if the Directors in their absolute discretion think fit, they may waive compliance in whole or in part with any notice given under this Article in respect of a share in any case of bona fide unavailability of information or genuine hardship or where they otherwise think fit but no such waiver shall prejudice or affect in any way any non-compliance not so waived whether by the person concerned or any other person appearing to the Directors to be interested in the share or by any person to whom a notice may be given at any time.

13.7 Any resolution or determination of, or decision or exercise of any discretion or power by, the Directors under or pursuant to the provisions of this Article shall be final and conclusive and things done by or on behalf of, or on the authority of, the Directors pursuant to the foregoing provisions of this Article shall be conclusive and binding on all persons concerned and shall not be open to challenge, whether as to validity or otherwise on any ground whatsoever. The

Directors shall not be required to give any reasons for any decisions, determination or declaration taken or made in accordance with this Article.

13.8 The provisions of this Article are in addition to, and shall not limit, any other right or power of the Company or the Directors, including any right or power vested in the Company or the Directors by the Acts.

14 PAYMENT OF COMMISSION

The Company may exercise the powers of paying commissions conferred by the Acts. Subject to the provisions of the Acts, any such commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other. On any issue of shares the Company may also pay such brokerage as may be lawful.

15 PAYMENT BY INSTALMENTS

If by the conditions of allotment of any share the whole or part of the amount or issue price thereof shall be payable by instalments, every such instalment when due shall be paid to the Company by the person who for the time being shall be the Holder of the share.

PART III - SHARE CERTIFICATES

16 ISSUE OF CERTIFICATES

Every person whose name is entered as a member in the Register (except a Stock Exchange Nominee in respect of whom the Company is not by law required to complete and have ready for delivery a certificate) shall be entitled without payment to receive within two months after allotment or lodgement of a transfer to him of the shares in respect of which he is so registered (or within such other period as the conditions of issue shall provide) one certificate for all the shares of each class held by him or several certificates each for one or more of his shares upon payment for every certificate after the first of such reasonable sum as the Directors may determine provided that the Company shall not be bound to issue more than one certificate for shares held jointly by several persons and delivery of a certificate to one joint Holder shall be a sufficient delivery to all of them. The Company shall not be bound to register more than four persons as joint Holders of any share (except in the case of executors or trustees of a deceased member) and, in the case of a share held jointly by several persons, the Company shall not be bound to issue more than one certificate therefore and delivery of a certificate for a share to one of several joint Holders shall be sufficient delivery to all. Every certificate shall be sealed with the Seal and shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up thereon.

17 BALANCE AND EXCHANGE CERTIFICATES

17.1 Where some only of the shares comprised in a share certificate are transferred the old certificate shall be cancelled and a new certificate for the balance of such shares shall be issued in lieu without charge.

17.2 Any two or more certificates representing shares of any one class held by any member at his request may be cancelled and a single new certificate for such shares issued in lieu without charge, unless the Directors otherwise determine. If any member shall surrender for cancellation a share certificate representing shares held by him and request the Company to issue in lieu two or more share certificates representing such shares in such proportions as he may specify, the Directors may comply, if they think fit, with such request.

18 REPLACEMENT OF CERTIFICATES

If a share certificate is defaced, worn out, lost, stolen or destroyed, it may subject to payment to the Company of reasonable charges, be replaced on such terms (if any) as to evidence and

indemnity and payment of any exceptional expenses incurred by the Company in investigating evidence or in relation to any indemnity as the Directors may determine, and (in the case of defacement or wearing out) on delivery up of the old certificate.

PART IV - LIEN ON SHARES

19 EXTENT OF LIEN

The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether immediately payable or not) payable at a fixed time or called in respect of that share. The Directors, at any time, may declare any share to be wholly or in part exempt from the provisions of this Article. The Company's lien on a share shall extend to all moneys payable in respect of the share.

20 POWER OF SALE

The Company may sell in such manner as the Directors determine any share on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within 14 days after notice demanding payment and stating that, if the notice is not complied with, the shares may be sold, has been given to the Holder of the share or to the person entitled to it by reason of the death or bankruptcy of the Holder.

21 POWER TO EFFECT TRANSFER

To give effect to any sale pursuant to Article 20, the Directors may authorise some person to execute an instrument of transfer of the shares sold to, or in accordance with the directions of, the purchaser. The transferee shall be entered in the Register as the Holder of the shares comprised in any such transfer and he shall not be bound to see to the application of the purchase moneys nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale, and after the name of the transferee has been entered in the Register, the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

22 PROCEEDS OF SALE

The net proceeds of a sale pursuant to Article 20, after payment of the costs, shall be applied in payment of so much of the sum for which the lien exists as is presently payable and any residue (upon surrender to the Company for cancellation of the certificate for the shares sold and subject to a like lien for any moneys not presently payable as existed upon the shares before the sale) shall be paid to the person entitled to the shares at the date of the sale.

PART V - CALLS ON SHARES

23 MAKING OF CALLS

Subject to the terms of allotment, the Directors may make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or by way of premium) and each member (subject to receiving at least 14 (fourteen)) Clear Days' notice specifying when and where payment is to be made) shall pay to the Company as required by the notice the amount called on his shares. A call may be required to be paid by instalments. A call may be revoked, before receipt by the Company of a sum due thereunder, in whole or in part and payment of a call may be postponed by the Directors in whole or in part. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

24 TIME OF CALL

A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed.

25 LIABILITY OF JOINT HOLDERS

The joint Holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

26 INTEREST ON CALLS

If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or, if no rate is fixed, at such rate, not exceeding 20 per cent per annum, as the Directors may determine but the Directors may waive payment of such interest wholly or in part.

27 SUMS DUE ON ALLOTMENT TREATED AS CALLS

An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value of the share or by way of premium or as an instalment of a call, shall for all purposes of these Articles be deemed to be a call duly made and, if it is not paid, the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call.

28 POWER TO DIFFERENTIATE

Subject to the terms of allotment, the Directors may make arrangements on the issue of shares for a difference between the Holders in the amounts and times of payment of calls on their shares.

29 INTEREST ON MONEYS ADVANCED

The Directors, if they think fit, may receive from any member willing to advance the same all or any part of the moneys uncalled and unpaid upon any shares held by him, and upon all or any of the moneys so advanced may pay (until the same would, but for such advance, become payable) interest at such rate, not exceeding (unless the Company in general meeting otherwise directs) 10 per cent. per annum, as may be agreed upon between the Directors and the member paying such sum in advance; but any sum paid in excess of the amount for the time being called shall not be included or taken into account in ascertaining the amount of the dividend payable on the shares in respect of which such advance has been made.

30 EVIDENCE OF DEBT

On the trial or hearing of any action for the recovery of any money due for any call it shall be sufficient to prove that the member sued is the Holder, or one of the Holders, of the shares in respect of which such debt accrued, that the resolution making the call is duly recorded in the minute book and that notice of such call was duly given to the member sued, in pursuance of these Articles, and it shall not be necessary to prove the appointment of the Directors who made such call nor any other matter whatsoever, but the proof of the matters aforesaid shall be conclusive evidence of the debt.

PART VI - FORFEITURE OF SHARES

31 NOTICE REQUIRING PAYMENT

31.1 If a member fails to pay any call or instalment of a call on or before the day appointed for payment thereof, the Directors may, at any time thereafter during such times as any part of the call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid together with any interest which may have accrued.

31.2 The notice shall name a further day (not earlier than the expiration of 14 (fourteen) Clear Days from the date of service of the notice) on or before which the payment required by the notice is

to be made, and shall state that in the event of non-payment at or before the time appointed the shares in respect of which the call was made will be liable to be forfeited.

31.3 If the requirements of any such notice as aforesaid are not complied with, any shares in respect of which the notice has been given may, at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect. A forfeiture of shares shall include all dividends and other moneys payable in respect of the forfeited shares and not paid before forfeiture. The Directors may accept a surrender of any share liable to be forfeited hereunder. In such case, references in these Articles to forfeiture shall include surrender.

32 POWER OF DISPOSAL

Until cancelled in accordance with the requirements of the Acts, a share so forfeited shall become the property of the Company (but the Company shall not exercise any rights vested in the share) and may be sold, re-allotted or otherwise disposed of either to the person who was before such forfeiture the Holder or entitled thereto or to any other person upon such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be annulled by the Directors on such terms as they think fit. The Directors may, if necessary, authorise some person to transfer a forfeited share to any such other person as aforesaid.

33 EFFECT OF FORFEITURE

A person any of whose shares have been forfeited shall cease to be a member in respect of the forfeited shares but shall nevertheless remain liable to pay to the Company all moneys which, at the date of forfeiture, were payable by him to the Company in respect of the shares, together with interest at the rate at which interest was payable on those moneys before forfeiture or, if no interest was payable, at such rate (not exceeding 20 per cent per annum) as the Directors shall think fit from the date of forfeiture until payment, and to satisfy all claims and demands (if any) which the Company might have enforced in respect of the shares at the time of forfeiture without any deduction or allowance for the value of the shares at the time of forfeiture. Such liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares, together with interest as aforesaid. The Directors may, if they think fit, waive the payment of such interest or any part thereof.

34 STATUTORY DECLARATION

A statutory declaration that the declarant is a Director or the Secretary, and that a share in the Company has been duly forfeited or sold to satisfy a lien of the Company on the date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. Such declaration and the receipt of the Company for the consideration (if any) given for the share on the sale, re-allotment or disposal thereof together with the share certificate delivered to a purchaser or allottee thereof shall (subject to the relevant share transfer being made if the same is required) constitute a good title to the share and the person to whom the share is sold, re-allotted or disposed of or any renouncee thereof shall be registered as the Holder of the share and shall not be bound to see to the application of the consideration (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale, re-allotment or disposal of the share.

35 NON-PAYMENT OF SUMS DUE ON SHARE ISSUES

The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

PART VII- TRANSFER OF SHARES

36 TRANSFERS

36.1 General

Subject to the Shareholders Agreement and to such of the restrictions of these Articles and to such of the conditions of issue as may be applicable, the shares of any member may be transferred by instrument in writing in any usual or common form or any other form which the Directors may approve. No Transfer of any share shall be made or registered unless such Transfer complies with the provisions of these Articles and the Shareholders Agreement and the transferee has, first entered into an appropriate deed of adherence pursuant to the Shareholders Agreement. Subject as aforesaid, the Board shall sanction any Transfer so made unless (i) the registration thereof would result in the registration of a Transfer of shares on which the Company has a lien or (ii) the Board is otherwise entitled to refuse to register such Transfer pursuant to these Articles. Any Transfer, or purported Transfer, of any shares in breach of these Articles shall be void, shall not be binding and shall have no force or effect.

36.2 Pre-emption on Transfers

Subject to the provisions of Article 36.1, if any of the Sponsors or any of the Investors, either individually or collectively, (the "Transferor(s)") desires to Transfer all or any portion of the shares or Notes held by it or them (the "Transfer Securities") to any third party, prior to the consummation of a Qualified IPO, the following procedures shall be complied with:-

36.2.1 The Transferor(s) shall notify each of the other Investors and Sponsors (the "**Offerees**" and each an "**Offeree**"), in writing (a "**Notice of Transfer**"), specifying (i) the amount of Transfer Securities subject to Transfer, (ii) the proposed price of the Transfer Securities (which, except as hereinafter provided in this Article 36.2.1, shall be payable all in cash at closing) (the "**Transfer Price**"); and (iii) other terms of the proposed Transfer (collectively, the "**Conditions of Transfer**"). In the event that the proposed consideration for the Transfer includes consideration other than cash, such non-cash consideration shall consist only of liquid listed securities which shall be valued based on the weighted average trading price of such liquid listed securities on an exchange or automated quotation system on which the said listed securities are most traded, for a period of ten (10) Business Days prior to the date on which the Notice of Transfer is received by the Investors. The total value of the consideration (that is, the aggregate of the cash and non-cash consideration) for the proposed Transfer is referred to herein as the "Transfer Price" (as defined above).

36.2.2 Thereupon, each Offeree shall have the right to purchase, or to designate a third party, who is not a Competitor, to purchase, all, but not less than all, of such Offeree's pro rata share of the Transfer Securities. For purposes of this right, each holder of Series A Preferred Shares' pro rata share shall be that amount or portion of Transfer Securities equal to (A) the product of (1) a fraction, the numerator of which is the number of Series A Preferred Shares owned by such holder immediately prior to the proposed Transfer, and the denominator of which is the total number of issued Series A Preferred Shares immediately prior to the proposed Transfer and (2) the Applicable Percentage, and each of the Sponsors' pro rata share shall be and, to the extent an Investor holds Ordinary Shares, that Investor's pro rata share be increased by, that amount or portion of Transfer Securities equal to the product of (x) a fraction, the numerator of which shall be the number of Ordinary Shares owned by such Sponsor or Investor on the date of the Notice of Transfer and the denominator of which shall be the total number of issued Ordinary Shares held by all Sponsors and all Investors on the date of the Notice of Transfer, and (y) the product of: (i) the difference between one (1) and the Applicable Percentage and (ii) the amount or portion of Transfer Securities. Within thirty (30) days from receipt of the Notice of Transfer (the "**Subscription Period**"), each Offeree shall notify the Transferor(s) of its intention to exercise or not to exercise its right of first offer to purchase its pro rata portion of the

Transfer Securities in accordance with the Conditions of Transfer at the Transfer Price (**"Acceptance Notice"**).

36.2.3 In the event that any Offeree elects not to exercise its right of first offer to purchase its pro rata share of the Transfer Securities within the Subscription Period, the Transferor(s) shall notify the other Offerees who have exercised their respective rights of first offer, of the amount or portion of Transfer Securities remaining and the Transferor(s) shall sell, assign or transfer the remaining Transfer Securities to any Offeree(s) that have elected to exercise its/their right of first offer within a period of thirty (30) days after the expiration of the Subscription Period (the **"Over-Allotment Period"**) on a pro rata basis (as determined with respect to the remaining Transfer Securities in accordance with Clause 36.2.2) upon the delivery by such Offeree(s) of notice (the **"Over-Allotment Notice"**) to the Transferor(s) of its intention to exercise its right of first offer to purchase its pro rata portion of the remaining Transfer Securities in accordance with the Conditions of Transfer at the Transfer Price prior to the expiration of the Over-Allotment Period.

36.2.4 Each Acceptance Notice and Over-Allotment Notice shall include a statement that such Offeree or its designated nominee is willing to acquire its pro rata share of the Transfer Securities. Subject to Article 36.2.8 an Acceptance Notice and an Over-Allotment Notice shall each be irrevocable and shall constitute a binding agreement, which binds the Transferor(s) to sell the Transfer Securities to the accepting Offeree(s) or its/their permitted designated nominee(s).

36.2.5 If any Offeree exercises such right of first offer to purchase the Transfer Securities by notifying the Transferor(s) thereof within the Subscription Period or, as the case may be, the Over-Allotment Period, the purchase of the Transfer Securities by any such Offeree shall, subject to Article 36.2.8, be closed within thirty (30) days after receipt of such notice of exercise by the Transferors at the registered office of the Company.

36.2.6 The Transferor(s) may sell, assign or transfer all, but not less than all, of the Transfer Securities, if any, as to which no right of first offer has been exercised within the period of time covered by the Subscription Period and the Over Allotment Period, to any third party within a period of thirty (30) days after the expiration of the Over-Allotment Period; provided, however, that (i) any such transferee shall not be a Competitor of the Company, (ii) any such transferee shall agree in advance in writing to comply with all of the applicable obligations of the Transferor(s) under the Shareholders Agreement and shall execute a deed of adherence to the Shareholders Agreement, (iii) the Transfer to any such transferee shall be on terms and conditions no more favourable to the third party than the Conditions of Transfer specified in the Notice of Transfer, including the Transfer Price and (iv) the Transfer is subject to Article 44 (Tag-Aong) hereof. In the event that the Transferor(s) is not able to consummate the Transfer of the Transfer Securities within such thirty-day period, any subsequent Transfer of the Transfer Securities shall again be subject to the provisions of this Article 36.2.

36.2.7 Notwithstanding anything to the contrary contained herein, the provisions of this Article 36.2 shall not apply to any tender of shares in connection with a Qualified IPO, or shares or Notes or portion of a Note transferred by any Investor pursuant to Article 44 (Tag-Along) hereof and the Investors shall not, directly or indirectly, Transfer all or any of the shares held by them during the period of one hundred eighty (180) days subsequent to the Closing Date.

36.2.8 Each reference to an Investor or Sponsor in this Article 36.2 shall include any valid transferee(s) of any shares, Note, or portion of a Note previously held by an Investor or Sponsor under the terms of these Articles.

36.2.9 Any proposed Transfer of Transfer Securities pursuant to this Article 36 shall be conditional upon the person so acquiring Transfer Securities (the **"Relevant Person"**) obtaining all Authorizations in any relevant jurisdiction which are or may be required to

enable the Relevant Person lawfully to acquire such Transfer Securities as soon as possible. In the event that any such Authorization is not obtained by a Relevant Person within 90 days of the date of the Notice of Transfer (or such longer period as the Transferor may approve), the proposed Transfer of Transfer Securities to that Relevant Person shall not be effective, and the Transferor shall give, or shall be deemed to have given, a new Notice of Transfer indicating that it desires to Transfer such Transfer Securities and the provisions of this Article 36 shall apply accordingly (provided that such Transfer Securities shall not be offered to the Relevant Person).

37 EXECUTION OF INSTRUMENT OF TRANSFER

The instrument of transfer of any share shall be executed by or on behalf of the transferor and, in cases where the share is not fully paid, by or on behalf of the transferee. The transferor shall be deemed to remain the Holder of the share until the name of the transferee is entered in the Register in respect thereof.

38 REFUSAL TO REGISTER TRANSFERS

38.1 The Directors in their absolute discretion and without assigning any reason therefore may decline to register any transfer, or renunciation of a renounceable letter of allotment, of a share which is not fully paid provided that the Directors shall not refuse to register any transfer or renunciation of partly paid shares which are listed or dealt in on any Relevant Market on the grounds that they are partly paid shares in circumstances where such refusal would prevent dealings in such shares from taking place on an open and proper basis.

38.2 The Directors shall decline to register the transfer of any shares where such transfer (in the opinion of the Directors) is not made in accordance with the provisions of Regulation S pursuant to registration under the US Securities Act, or pursuant to an available exemption from registration.

38.3 The Directors may decline to recognise any instrument of transfer, or renunciation of a renounceable letter of allotment, of any shares unless:

38.3.1 it is lodged at the Office or at such other place as the Directors may appoint and is accompanied by the certificate of the shares to which it relates (except in the case of a transfer by a Stock Exchange Nominee where no certificate has been issued in respect of the shares in question or in the case of a renunciation) and such other evidence as the Directors may reasonably require to prove the title of the transferor or person renouncing and the due execution of the transfer or renunciation by him or, if the transfer or renunciation is executed by some other person on his behalf, the authority of that person to do so;

38.3.2 it is in respect of one class of share only; and

38.3.3 it is in favour of not more than four persons jointly.

39 PROCEDURE ON REFUSAL

If the Directors refuse to register a transfer of shares then, within two months after the date on which the transfer was lodged with the Company, they shall send to the transferee notice of the refusal.

40 CLOSING OF TRANSFER BOOKS

The registration of transfers of shares or of transfers of any class of shares may be suspended at such times and for such periods (not exceeding 30 days in each year) as the Directors may determine.

41 ABSENCE OF REGISTRATION FEES

No fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to any share.

42 RETENTION OF TRANSFER INSTRUMENTS

The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the Directors refuse to register shall be returned to the person lodging it when notice of the refusal is given.

43 RENUNCIATION OF ALLOTMENT

Nothing in these Articles shall preclude the Directors from recognising a renunciation of the allotment of any shares by the allottee in favour of some other person at any time after the allotment of the share but before the allottee has been entered into the Register.

44 TAG-ALONG

44.1 Subject to the provisions of the Shareholders' Agreement, in the event that any Sponsor, at any time prior to the consummation of a Qualified IPO, either directly or indirectly, proposes to Transfer the Shares or Share Equivalents held by it or a part thereof to any person in a single or a series of transactions and as a result of such Transfer the Sponsors would collectively hold less than seventy-five percent (75%) of the Share Capital, any such Transfer shall be conditional upon such third party agreeing to acquire all the Shares each of the Investors elects to sell on the same terms and conditions as would be received by the relevant Sponsor(s) and otherwise in the manner specified in Article 44.2 below provided, however, that should an Investor elect to sell the third party Series A Preferred Shares and all or part of its Notes, the price at which such shares and Notes or portion of such Notes shall be purchased shall reflect the fair market value of such Notes after taking into consideration: (i) the rights, preferences and privileges of such shares and Notes or portion of such Notes as compared with Ordinary Shares and (ii) all other relevant factors; provided, further, however, that the price at which such Notes or portion of such Notes shall be purchased shall in no event be lower than the product of the per share purchase price for the Shares being offered by the Sponsor in the subject transaction and the number of Ordinary Shares into which such Notes or portion of such Notes shall be convertible at the time of the proposed Transfer.

44.2 Subject to Article 44.1 hereof, upon identifying a third party to acquire Shares held by them or any part thereof, the Sponsors shall communicate the same to the Investors setting out the following details in relation to the third party's offer (the "Sale Notice"): (i) price per Share; (ii) number of Shares proposed to be Transferred; (iii) identity and material information regarding the third party; and (iv) material terms and conditions for the proposed Transfer. Each Investor shall, within a period of sixty (60) days from the date of receipt of the Sale Notice, be entitled to exercise its tag along rights and offer all or part of its Shares and/or Note, to the third party. Any such Transfer of the Sponsor Shares to the third party shall be conditional upon such third party acquiring the Shares offered by any Investor in exercise of its tag along rights on terms no less favorable than those offered by such third party to the Sponsors (including the receipt of any Authorizations as may be required to achieve such terms).

44.3 Each of the Investors shall, if requested, represent and warrant to any Person in connection with such Transfer that it has good title to and that there are no liens with respect to such Investor's Shares and Notes and its authority to enter into, and the validity and binding effect of, any agreements made by such Investor in connection with such Transfer, but shall not be required to make any other representations and warranties.

PART VIII- TRANSMISSION OF SHARES

45 **DEATH OF MEMBER**

If a member dies the survivor or survivors where he was a joint Holder, and his personal representatives where he was a Holder or the only survivor of joint Holders, shall be the only persons recognised by the Company as having any title to his interest in the shares; but nothing herein contained shall release the estate of a deceased member from any liability in respect of any share which had been jointly held by him.

46 **TRANSMISSION ON DEATH OR BANKRUPTCY**

A person becoming entitled to a share in consequence of the death or bankruptcy of a member may elect, upon such evidence being produced as the Directors may properly require, either to become the Holder of the share or to have some person nominated by him registered as the transferee. If he elects to become the Holder he shall give notice to the Company to that effect. If he elects to have another person registered he shall execute an instrument of transfer of the share to that person. All of these Articles relating to the transfer of shares shall apply to the notice or instrument of transfer as if it were an instrument of transfer executed by the member and the death or bankruptcy of the member had not occurred.

47 **RIGHTS BEFORE REGISTRATION**

A person becoming entitled to a share by reason of the death or bankruptcy of a member (upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share) shall have the rights to which he would be entitled if he were the Holder of the share, except that, before being registered as the Holder of the share, he shall not be entitled in respect of it to attend or vote at any meeting of the Company or at any separate meeting of the Holders of any class of shares in the Company, so, however, that the Directors, at any time, may give notice requiring any such person to elect either to be registered himself or to transfer the share and, if the notice is not complied with within 90 days, the Directors thereupon may withhold payment of all dividends, bonuses or other moneys payable in respect of the share until the requirements of the notice have been complied with.

PART IX - ALTERATION OF SHARE CAPITAL

48 **INCREASE OF CAPITAL**

48.1 The Company may from time to time by ordinary resolution increase the share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe.

48.2 Except so far as otherwise provided by the conditions of issue or by these Articles, any capital raised by the creation of new shares shall be considered part of the pre-existing ordinary capital and shall be subject to the provisions herein contained with reference to calls and instalments, transfer and transmission, forfeiture, lien and otherwise.

49 **CONSOLIDATION, SUB-DIVISION AND CANCELLATION OF CAPITAL**

49.1 The Company may, by ordinary resolution:

49.1.1 consolidate and divide all or any of its share capital into shares of larger amount;

49.1.2 subject to the provisions of the Acts, subdivide its shares, or any of them, into shares of smaller amount, so however that in the sub-division the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived (and so that the resolution whereby any share is sub-divided may determine that, as between the Holders of the shares resulting from such sub-division, one or more of the shares may

have, as compared with the others, any such preferred, deferred or other rights or be subject to any such restrictions as the Company has power to attach to unissued or new shares); or

49.1.3 cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and reduce the amount of its authorised share capital by the amount of the shares so cancelled.

49.2 Subject to the provisions of these Articles, whenever as a result of a consolidation or subdivision of shares any members would become entitled to fractions of a share, the Directors may deal with such fractions as they shall determine and in particular they may sell, on behalf of those members, the shares representing the fractions for the best price reasonably obtainable to any person and distribute the proceeds of sale in due proportion among those members (save that the Directors may in such event determine that amounts of €2.50 or less shall not be so distributed but shall be retained for the benefit of the Company), and the Directors may authorise some person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

50 REDUCTION OF CAPITAL

The Company may, by special resolution, reduce its share capital, any capital redemption reserve fund, any share premium account or any capital conversion reserve fund in any manner and with, and subject to, any incident authorised, and consent required, by law.

51 PURCHASE OF OWN SHARES

Subject to the provisions of the Acts and to any rights conferred on the Holders of any class of shares and to the Shareholders' Agreement, the Company may purchase all or any of its own shares of any class, including any redeemable shares, provided always that where at the time at which the Company in general meeting authorises any such purchase the Company has in issue any class of securities which are convertible into, exchangeable for or carry a right to subscribe for equity shares of the class authorised to be purchased and are listed on the Official List of the UK Listing Authority, then unless the trust deed constituting, or the terms of issue of, such securities provide for the purchase by the Company of its own equity shares, no such purchase shall be permitted without the prior consent in writing of the holders of three fourths in nominal value, or the prior sanction of a special resolution passed at a separate general meeting of the holders, of each such class of securities. The Company shall not exercise any authority granted under section 215 of the 1990 Act to make market purchases of its own shares unless the authority required by such section shall have been granted by a special resolution of the Company. Neither the Company nor the Directors shall be required to select the shares to be purchased rateably or in any other particular manner as between the Holders of shares of the same class or as between them and the Holders of shares of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares. Subject to the provisions of the Acts, the Company may cancel any shares so purchased or may hold them as treasury shares and re-issue any such treasury shares as shares of any class or classes or cancel them.

PART X - GENERAL MEETINGS

52 ANNUAL GENERAL MEETINGS

The Company shall hold in each year a general meeting as its annual general meeting in addition to any other meeting in that year and shall specify the meeting as such in the notice calling it. Not more than 15 months shall elapse between the date of one annual general meeting and that of the next. The Company shall, if available, provide the Holders of shares with the previous financial year's audited financial statements at least one month before the AGM is held to approve and adopt the audited financial statements.

53 EXTRAORDINARY GENERAL MEETINGS

All general meetings other than annual general meetings shall be called extraordinary general meetings.

54 CONVENING GENERAL MEETINGS

The Directors may convene general meetings. Extraordinary general meetings may also be convened on such requisition, or in default may be convened by such requisitions, and in such manner as may be provided by the Acts.

55 NOTICE OF GENERAL MEETINGS

55.1 Subject to the provisions of the Acts allowing a general meeting to be called by shorter notice, an annual general meeting and an extraordinary general meeting called for the passing of a special or ordinary resolution shall be called by at least 30 Clear Days' notice.

55.2 Any notice convening a general meeting shall specify the time and place of the meeting and, shall set out the business proposed to be transacted at such meeting, and shall specify in reasonable prominence, that a member entitled to attend and vote is entitled to appoint a proxy to attend, speak and vote in his place and that a proxy need not be a member of the Company. It shall also give particulars of any Directors who are to retire at the meeting and of any persons who are recommended by the Directors for appointment or re-appointment as Directors at the meeting, or in respect of whom notice has been duly given to the Company of the intention to propose them for appointment or re-appointment as Directors at the meeting. Subject to any restrictions imposed on any shares, the notice shall be given to all the members and to the Directors and the Auditors. An agenda setting out the business proposed to be transacted at a general meeting shall be given to the Holders of shares at least 30 Clear Days prior to the date of the general meeting.

55.3 Prior to a Qualified IPO no business shall be transacted at any general meeting duly convened and held other than that specified in the notice convening the meeting without the prior written consent of members holding 75% of the Ordinary Shares and of The Investor, unless some greater percentage is required by Applicable Law.

55.4 The Directors may determine, in the case of members, that only members whose names are entered on the Register at the close of business on a particular day chosen by the Directors are entitled to receive notice of a general meeting, provided that such day falls not more than 21 (twenty-one) Clear Days before the day on which notice is given.

55.5 The Directors may specify in the notice of a general meeting a time by which a person's name shall be entered on the Register in order for that person to have the right to attend or vote at the meeting. The time specified shall not be more than 48 hours before the time fixed for the meeting.

55.6 The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at the meeting.

55.7 Where, by any provision contained in the Acts, extended notice is required of a resolution, the resolution shall not be effective (except where the Directors of the Company have resolved to submit it) unless notice of the intention to move it has been given to the Company not less than 30 Clear Days before the meeting at which it is moved, and the Company shall give to the members notice of any such resolution as required by and in accordance with the provisions of the Acts provided at least 30 days Clear Days Notice of resolution is given.

PART XI - PROCEEDINGS AT GENERAL MEETINGS

56 QUORUM FOR GENERAL MEETINGS

56.1 No business other than the appointment of a chairman shall be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business. A quorum shall be constituted by shareholders holding a majority of Ordinary Shares and Series A Preferred Shares in the Company at the time of the meeting. For these purposes each of the Holders of the Series A Preferred Shares shall be deemed to hold the number of Ordinary Shares as is equal to their voting entitlement on a poll as calculated in accordance with the provisions of Article 9.2.

56.2 If such a quorum is not present within half an hour from the time appointed for the meeting, the meeting, if convened upon the requisition of members, shall be dissolved; in any other case the meeting shall stand adjourned to the same time or place not earlier than five (5) Business Days but not later than 21 Business Days thereafter as the chairman of the meeting may determine. The quorum requirements as set out in Article 56.1 shall also be applicable at such adjourned meeting.

56.3 A minute of the proceedings at such meeting shall be sufficient evidence of such proceedings and of the observance of all necessary formalities if certified as a correct minute by the chairman of the meeting.

57 SPECIAL BUSINESS

All business shall be deemed special that is transacted at an extraordinary general meeting. All business that is transacted at an annual general meeting shall also be deemed special, with the exception of declaring a dividend, the consideration of the accounts, balance sheets and reports of the Directors and Auditors, the appointment of Directors in the place of those retiring, the fixing of the remuneration of the Directors, the re-appointment of the retiring Auditors and the fixing of the remuneration of the Auditors.

58 CHAIRMAN OF GENERAL MEETINGS

58.1 The chairman (if any) or, in his absence, the deputy chairman (if any) of the Board or, in his absence, some other Director appointed by the Directors for the purpose shall preside as chairman at every general meeting of the Company. If there is no chairman or deputy chairman of the Board and no Director has been so appointed or if none of such persons shall be present within five minutes after the time appointed for the holding of the meeting and willing to act, the Directors present shall elect one of their number to be chairman of the meeting and, if there is only one Director present and willing to act, he shall be chairman. If at any meeting no Director is present, and willing to act as chairman of the meeting, within 15 minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of the members personally present to be chairman of the meeting.

58.2 The chairman shall take such action as he thinks fit to promote the orderly conduct of general meetings. The decision of the chairman on points of order, matters of procedure or matters arising incidentally out of the business of the meeting shall be final and conclusive, as shall be, subject to his acting in good faith, his determination whether any point or matter is of such a nature. Without prejudice to the generality of the foregoing, if an amendment proposed to any resolution under consideration is in good faith ruled out of order by the chairman, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling.

59 DIRECTORS' RIGHT TO ATTEND GENERAL MEETINGS

A Director (and any other person invited by the Chairman to do so) shall be entitled, notwithstanding that he is not a member, to attend and speak at any general meeting and at any separate meeting of the Holders of any class of shares in the Company.

60 ADJOURNMENT OF GENERAL MEETINGS

60.1 The chairman, with the consent of a general meeting at which a quorum is present, may (and if so directed by the meeting, shall) adjourn the meeting to another time or place or indefinitely. The chairman may at any time without the consent of the meeting adjourn the meeting to another time or place or indefinitely if it appears to the chairman that:

60.1.1 the number of persons present or wishing to attend cannot be conveniently accommodated in the place appointed for the meeting; or

60.1.2 the behaviour of any persons attending the meeting prevents or is likely to prevent the orderly conduct of the business of the meeting; or

60.1.3 an adjournment is otherwise necessary so that the business of the meeting may be properly conducted.

No business shall be transacted at any adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place.

60.2 Where a meeting at which a quorum is present is adjourned indefinitely, the time and place for the adjourned meeting shall be fixed by the Directors. When a meeting is adjourned for 14 days or more or indefinitely, at least seven Clear Days' notice shall be given specifying the time and place for the adjourned meeting and the general nature of the business to be transacted. Save as aforesaid it shall not be necessary to give only notice of an adjournment pursuant to this Article.

PART XII - VOTING

61 DETERMINATION OF RESOLUTIONS

If a resolution is put to the vote at a general meeting, it shall be decided on a show of hands unless a poll is duly demanded in accordance with Article 62. Unless a poll is so demanded, a declaration by the chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority, and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution. The demand for a poll may be withdrawn before the poll is taken but only with the consent of the chairman, and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made.

62 ENTITLEMENT TO DEMAND POLL

62.1 Subject to the provisions of the Acts, a poll may be demanded:

62.1.1 by the chairman of the meeting;

62.1.2 by at least three members present (in person or by proxy) having the right to vote at the meeting;

62.1.3 by any member or members present (in person or by proxy) representing not less than one-tenth of the total rights of all the members having the right to vote at the meeting; or

62.1.4 by a member or members present (in person or by proxy) holding shares in the Company conferring the right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right

62.1.5 by a Holder of Series A Preferred Shares.

62.2 The chairman of the meeting may also demand a poll before a resolution is put to the vote on a show of hands.

63 TAKING OF A POLL

63.1 Save as provided in Article 63.2, a poll shall be taken in such manner as the chairman directs and he may appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

63.2 A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or at such time (not being more than 30 days after the date on which the poll is demanded) and place as the chairman of the meeting may direct. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

63.3 No notice need be given of a poll not taken forthwith if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case at least seven Clear Days' notice shall be given specifying the time and place at which the poll is to be taken.

64 VOTES OF MEMBERS

Votes may be given either personally or by proxy. Subject to any rights or restrictions for the time being attached to any class or classes of shares and subject to any suspension or abrogation of rights pursuant to these Articles, on a show of hands every member present in person and every proxy shall have one vote, so, however, that no individual shall have more than one vote, and on a poll every member shall, subject to Article 9.2, have one vote for every share carrying rights of which he is the Holder. On a poll a member entitled to more than one vote need not cast all his votes or cast all the votes he uses in the same way.

65 CHAIRMAN'S CASTING VOTE

Where there is an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall not be entitled to a casting vote in addition to any other vote he may have.

66 VOTING BY JOINT HOLDERS

Where there are joint Holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, in respect of such share shall be accepted to the exclusion of the votes of the other joint Holders; and for this purpose seniority shall be determined by the order in which the names of the Holders stand in the Register in respect of the share.

67 VOTING BY INCAPACITATED HOLDERS

A member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction (whether in the State or elsewhere) in matters concerning mental disorder, may vote, whether on a show of hands or on a poll, by his committee, receiver, guardian or other person appointed by that court and any such committee, receiver, guardian or other person may vote by proxy on a show of hands or on a poll provided that evidence to the satisfaction of the Directors of the authority of the person claiming to exercise the right to vote shall be deposited at the Office, or at such other place as is specified in accordance with these Articles for the deposit of instruments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised and in default the right to vote shall not be exercisable.

68 DEFAULT IN PAYMENT OF CALLS

Unless the Directors otherwise determine, no member shall be entitled to vote at any general meeting or any separate meeting of the Holders of any class of shares in the Company, either in person or by proxy, or to exercise any privilege as a member in respect of any share held by him unless all moneys then payable by him in respect of that share have been paid.

69 RESTRICTION OF VOTING AND OTHER RIGHTS

69.1 If at any time the Directors shall determine that a Specified Event (as defined in Article 69.7) shall have occurred in relation to any share or shares, they may in their absolute discretion serve a notice to such effect on the Holder or Holders thereof. Upon the expiry of 14 days from the service of any such notice (in these Articles referred to as a "Restriction Notice") and for so long as such Restriction Notice shall remain in force:

69.1.1 no Holder or Holders of the share or shares specified in such Restriction Notice (in these Articles referred to as "**Specified Shares**") shall be entitled in respect of the Specified Shares to attend or vote either personally or by proxy at any general meeting of the Company or at any separate general meeting of the Holders of the class of shares concerned or to exercise any other right conferred by membership in relation to any such meeting; and

69.1.2 the Directors shall, where the Specified Shares represent not less than 0.25 per cent of the class of shares concerned, be entitled:

69.1.2.1 except in a winding up of the Company, to withhold payment of any sum (including shares issuable in lieu of dividends) payable, whether by way of dividend, capital or otherwise, in respect of the Specified Shares, and the Company shall not have any obligation to pay interest on any sum so withheld; and/or

69.1.2.2 where the Specified Event concerned is the event described in Article 69.7.1 or 69.7.2, to refuse to register any transfer (other than an Approved Transfer as defined in Article 69.8) of the Specified Shares or any renunciation of any allotment of new shares or debentures made in respect of the Specified Shares.

69.2 A Restriction Notice shall be cancelled by the Directors as soon as reasonably practicable, but in any event not later than seven days, after the Holder or Holders concerned or any other relevant person shall have remedied the default by virtue of which the Specified Event shall have occurred. A Restriction Notice shall automatically cease to have effect in respect of any share comprised in an Approved Transfer upon registration thereof.

69.3 The Directors shall cause a notation to be made in the Register against the name of any Holder or Holders in respect of whom a Restriction Notice shall have been served indicating the number of Specified Shares specified in such Restriction Notice and shall cause such notation to be deleted upon cancellation or cessation of such Restriction Notice.

69.4 Every determination of the Directors and every Restriction Notice served by them pursuant to the provisions of this Article shall be conclusive as against the Holder or Holders of any share and the validity of any notice served by the Directors in pursuance of this Article shall not be questioned by any person.

69.5 If, while any Restriction Notice shall remain in force in respect of any Specified Shares, any further shares shall be issued in respect thereof pursuant to a capitalisation issue under these Articles, the Restriction Notice shall be deemed also to apply likewise to such Holder or Holders in respect of such further shares which shall as from the date of issue thereof form part of the Specified Shares for all purposes of this Article.

69.6 On the cancellation of any Restriction Notice, the Company shall pay to the Holder (or, in the case of joint Holders, the first named Holder) on the Register in respect of the Specified Shares as of the record date for any such sum all sums the payment of which shall have been withheld pursuant to the provisions of this Article.

69.7 For the purpose of these Articles, a "**Specified Event**" shall be deemed to have occurred in relation to a share if:

69.7.1 the Holder or any of the Holders shall fail to pay any call or instalment of a call in respect of such share in the manner and at the time appointed for payment thereof;

69.7.2 the Holder or any of the Holders or any other person shall fail to comply, to the satisfaction of the Directors and within the period prescribed by such notice, in relation to such share with the terms of any Disclosure Notice given to him under Article 13; or

69.7.3 the Holder or any of the Holders or any other person shall fail to comply, to the satisfaction of the Directors and within the period prescribed by such notice, in relation to such share with the terms of any notice given to him pursuant to section 81 of the 1990 Act.

69.8 For the purposes of this Article:

69.8.1 an "Approved Transfer" is a transfer of shares which:

69.8.1.1 is made pursuant to acceptance of a general offer made by or on behalf of the offeror to all Holders (or all such Holders other than the offeror and nominees or subsidiaries of the offeror) of shares of any class; or

69.8.1.2 the Directors are satisfied has been made pursuant to a *bona fide* sale of the whole of the beneficial interest in the shares comprised in the transfer to a person unconnected with the Holder or with any other person appearing to be interested (within the meaning of Article 13) in such shares (and for this purpose it shall be assumed that no such sale has occurred where the relevant share transfer form presented for stamping has been stamped at a reduced rate of stamp duty by virtue of the transferor or transferee having claimed to be entitled to such reduced rate on the basis that no beneficial interest passes by the transfer); or

69.8.1.3 is made pursuant to any *bona fide* sale on any stock exchange, unlisted securities market or over-the-counter market on which shares of that class are, for the time being, normally traded.

69.8.2 reference to a person having failed to comply with the terms of a Disclosure Notice given to him under Article 13 or a notice given to him pursuant to section 81 of the 1990 Act includes reference:

69.8.2.1 to his having failed or refused to give all or any part of the information required by the notice; or

69.8.2.2 to his having given information which he knows to be false in a material particular or having recklessly given information which is false in a material particular.

69.9 The provisions of this Article are in addition to, and shall not limit, any other right or power of the Company or the Directors, including any right or power vested in the Company or the Directors by the Acts.

70 TIME FOR OBJECTION TO VOTING

No objection shall be raised to the qualification of any voter or to the counting of, or failure to count, any vote except at the meeting or adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any such objection or error shall be referred to the chairman of the meeting and shall vitiate the decision of the meeting on any resolution only if the chairman decides that the same is of sufficient magnitude to vitiate the resolution or may otherwise have affected the decision of the meeting. The decision of the chairman on such matters shall be final and conclusive.

71 APPOINTMENT OF PROXY

71.1 Every member entitled to attend and vote at a general meeting may appoint a proxy to attend, speak and vote on his behalf. The instrument appointing a proxy shall be in writing in any usual form or in any other form which the Directors may approve and shall be executed by or on behalf of the appointor. The signature on such instrument need not be witnessed. A body corporate may execute a form of proxy under its common seal or under the hand of a duly authorised officer thereof. A proxy need not be a member of the Company.

71.2 The Directors may allow a proxy to be appointed by electronic communication or by other data transmission process, subject to any limitation, conditions or restrictions that they decide. Such appointment shall be delivered to the Company in a manner specified by the Directors. If, and to the extent that, the Directors decide to allow appointments to be made in this way, the provisions of the Articles which are inconsistent with this method of appointment shall be of no effect in relation to these appointments. The Directors may require any evidence they think appropriate to satisfy themselves that the electronic appointment is genuine and may prescribe the method of determining the time and address at which any such electronic appointment is to be treated as received by the Company.

71.3 Without limiting the foregoing, in relation to any shares which are held in uncertificated form, the Directors may from time to time, where permitted by the Regulations, permit appointments of proxy to be made by means of an electronic communication in the form of an Uncertificated Proxy Instruction, (that is, a properly authenticated dematerialised instruction and/or other instruction or notification which is sent by means of the relevant system concerned and received by such participant in that system acting on behalf of the Company as the Directors may prescribe, in such form and subject to such terms and conditions as may from time to time be prescribed by the Directors) subject always to the facilities and the requirements of the relevant system concerned and may in a similar manner permit supplements to, or amendments or revocations of, any such Uncertificated Proxy Instruction to be made by like means. The Directors may in addition prescribe the method of determining the time at which any such properly authenticated dematerialised instruction (and/or other instruction or notification) is to be treated as received by the Company or such participant. The Directors may treat any such Uncertificated Proxy Instruction which purports to be or is expressed to be sent by the holder of a share as sufficient evidence of the authority of the person sending that instruction to send it on behalf of that holder. In this Article 71.3, words and expressions shall have the same respective meanings as in the Regulations.

72 DEPOSIT OF PROXY INSTRUMENTS

The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is executed, or a copy of such authority certified notarially or in some other way approved by the Directors, shall be deposited at the Office, or at such other place or one of such other places (if any) as may be specified for that purpose in or by way of note to the notice convening the meeting or any instrument of proxy sent out by the Company in relation to the meeting, not less than 48 hours (or such other time as the Chairman of the meeting may, in his discretion, determine) before the time appointed for the holding of the meeting or adjourned meeting or (in the case of a poll taken on a date after the date of the meeting or adjourned meeting at which the poll was demanded) for the taking of the poll at which the instrument of proxy is to be used, and in default shall not be treated as valid; provided that:

72.1.1 in the case of a meeting which is adjourned to a date which is after but less than seven days after the date of the meeting which was adjourned or in the case of a poll which is to be taken on a date which is after but less than seven days after the date of the meeting or adjourned meeting at which the poll was demanded, it shall be sufficient if the instrument of proxy and any such authority and certification thereof as aforesaid is lodged with the Secretary at the commencement of the adjourned meeting or (as the case may be) of the taking of the poll; and

72.1.2 an instrument of proxy relating to more than one meeting (including any adjournment thereof) having once been so delivered for the purposes of any meeting shall not require to be delivered again for the purposes of any subsequent meeting to which it relates.

73 EFFECT OF PROXY INSTRUMENTS

Deposit of an instrument of proxy in respect of a meeting shall not preclude a member from attending the meeting or any adjournment thereof. The instrument appointing a proxy shall be valid, unless the contrary is stated therein, as well for any adjournment of the meeting as for the meeting to which it relates.

74 EFFECT OF REVOCATION OF PROXY OR OF AUTHORISATION

74.1 A vote given or poll demanded in accordance with the terms of an instrument of proxy shall be valid notwithstanding the death or insanity of the principal, or the revocation of the instrument of proxy or of the authority under which the instrument of proxy was executed, or the transfer of the share in respect of which the instrument of proxy was given, provided that no notice in writing of such death, insanity, revocation or transfer shall have been received by the Company at the Office or at such other place or one of such other places (if any) at which the instrument of proxy could have been duly deposited in order to be valid for use at the meeting or adjourned meeting (or, in the case of the revocation of a proxy, where the appointment of the proxy was contained in an electronic communication, at the address at which such appointment was duly received) at least 24 hours before the time appointed for the holding of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for the taking of the poll at which the instrument of proxy is to be used.

74.2 The Directors may send, at the expense of the Company, by post or otherwise, to the members instruments of proxy (with or without arrangements for their return prepaid) for use at any general meeting or at any class meeting, either in blank or nominating any Director or other person and, if thought fit, any other person or persons in the alternative. If for the purposes of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the expense of the Company, such invitations shall be issued to all (and not to some only) of the members entitled to be sent a notice of the meeting and to vote thereat by proxy, but the accidental omission to issue such invitations to, or the non receipt of such invitation by, any member, shall not invalidate the proceedings at any such meeting.

75 BODIES CORPORATE ACTING BY REPRESENTATIVES AT MEETINGS

Any body corporate which is a member of the Company may by resolution of its Directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company and the person so authorised shall be entitled to exercise the same powers on behalf of the body corporate which he represents as that body corporate could exercise if it were an individual member of the Company. The body corporate shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present at it, and all references to attendance and voting in person shall be construed accordingly. A Director, the Secretary or some person authorised for the purpose by the Secretary may require the representative to produce a certified copy of the resolution so authorising him or such other evidence of his authority reasonably satisfactory to them before permitting him to exercise his

powers. A vote given or poll demanded by the representative shall be valid notwithstanding that the representative is for any reason no longer authorised to represent the body corporate, provided that no intimation in writing of the fact that the representative is no longer authorised shall have been received by the Company at the place or any of the places and within the time period applicable to notice of revocation of proxies under Article 74.1.

PART XIII - DIRECTORS

76 NUMBER OF DIRECTORS

76.1 Unless otherwise determined by Company in general meeting, the number of Directors shall not be less than 2 (two).

76.2 The continuing Directors may act notwithstanding any vacancy in their body, provided that if the number of the Directors is reduced below the number fixed by or pursuant to these Articles as the minimum number of Directors or the quorum of the Directors, the remaining Director or Directors may act only for the purpose of filling vacancies or of summoning a general meeting for the purpose of appointing Directors, but if there be no Director or Directors able or willing to act, then any two members may summon a general meeting for the purpose of appointing Directors.

77 SHARE QUALIFICATION

A Director shall not require a share qualification.

78 ORDINARY REMUNERATION OF DIRECTORS

The aggregate **ordinary** remuneration of the Directors shall not exceed €500,000 per annum or such other amount as may be determined from time to time by an ordinary resolution of the Company and shall be divisible (unless such resolution shall provide otherwise) among the Directors as they may agree, or, failing agreement, equally, except that any Director who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled only to rank in such division for a proportion of the remuneration related to the period during which he has held office. Any sums payable pursuant to this Article shall be distinct from any salary, remuneration or other amounts payable to a Director pursuant to any other Article and shall accrue from day to day.

79 SPECIAL REMUNERATION OF DIRECTORS

Any Director who holds any additional office (including for this purpose the office of chairman or deputy chairman whether or not such office is held in an executive capacity), who serves on any committee or who otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration by way of salary, commission, participation in profits or otherwise as the Directors may determine.

80 EXPENSES OF DIRECTORS

The Directors may be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or of committees of Directors or of general meetings or of separate meetings of the Holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties.

PART XIV - ALTERNATE DIRECTORS

81 ALTERNATE DIRECTORS

81.1 Each Director (other than an alternate Director) may, by notice in writing delivered to the Secretary at the Office, or in any other manner approved by the Directors, appoint any other

Director, or any person approved for that purpose by the Directors and willing to act, to be his alternate.

81.2 No appointment of an alternate Director who is not already a Director shall be effective until his consent to act as a Director in the form prescribed by the Act has been received at the Office

81.3 An alternate Director need not hold a share qualification and shall not be counted in reckoning any maximum or minimum number of Directors allowed by these Articles

81.4 A Director may, by notice in writing delivered to the Secretary at the Office, revoke at any time the appointment of any alternate appointed by him

81.5 Every alternate Director shall (subject to his giving to the Company an address at which notices may be served on him) be entitled to receive notice of all meetings of the Directors and (subject to the approval of the Directors) of all meetings of committees of the Directors of which his appointor is a member and, in the absence from such meetings of his appointor, to attend and vote at such meetings and to be counted in the quorum and to exercise all the powers, rights, duties and authorities of his appointor. A Director or other person acting as alternate Director shall have a separate vote at such meetings for each Director for whom he acts as alternate Director (which shall, in the case of a Director acting as alternate, be in addition to his own vote as a Director), but he shall count as only one for the purpose of determining whether a quorum is present.

81.6 Every person acting as an alternate Director shall be an officer of the Company, shall alone be responsible to the Company for his own acts and defaults and shall not be deemed to be the agent of the Director appointing him.

81.7 An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements with the Company and to be repaid expenses and to be indemnified to the same extent mutatis mutandis as if he were a Director. However, he shall not be entitled to receive from the Company any fees for his services as alternate, except only such part (if any) of the fee payable to his appointor as such appointor may by notice in writing to the Company direct. Subject to this Article, the Company shall pay to an alternate Director such expenses as might properly have been paid to him if he had been a Director.

81.8 An alternate Director shall cease to be an alternate Director:

81.8.1 if his appointor revokes his appointment; or

81.8.2 if his appointor ceases for any reason to be a Director, provided that if any Director retires at an annual general meeting but is re-appointed or deemed to be re-appointed at the same meeting, any valid appointment of an alternate Director which was in force immediately before his retirement shall remain in force; or

81.8.3 if any event happens in relation to him which, if he were a Director otherwise appointed, would cause him to vacate office.

PART XV - POWERS OF DIRECTORS

82 DIRECTORS' POWERS

Subject to the provisions of the Acts, the memorandum of association of the Company and these Articles and to any directions given by the members by ordinary resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the memorandum of association of the Company or of these Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Article shall not be limited by any special power given to the Directors by

these Articles and a meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

83 **DELEGATION TO A DIRECTOR**

The Directors may entrust to and confer upon a Director any of the powers, authorities and discretions exercisable by them (with power to sub-delegate) upon such terms and subject to such conditions and with such restrictions as they think fit, and either collaterally with or to the exclusion of their own powers and may from time to time revoke, withdraw, alter or vary all or any of such powers.

84 **DELEGATION TO COMMITTEES**

84.1 The Directors may delegate any of their powers, authorities and discretions (with power to sub-delegate) for such time, upon such terms and subject to such conditions and with such restrictions as they think fit to any committee consisting of one or more Directors and (if thought fit) one or more other persons, provided that:

84.1.1 a majority of the members of a committee shall be Directors;

84.1.2 and no resolution of a committee shall be effective unless a majority of those present when it is passed are Directors or alternate Directors.

84.2 The Directors may confer such powers either collaterally with, or to the exclusion of and in substitution for, all or any of the powers of the Directors in that respect and may from time to time revoke, withdraw, alter or vary any of such powers and discharge any such committee in whole or in part. Insofar as any power, authority or discretion is so delegated, any reference in these Articles to the exercise by the Directors of such power, authority or discretion shall be construed as if it were a reference to the exercise of such power, authority or discretion by such committee.

85 **APPOINTMENT OF ATTORNEYS**

The Directors may, from time to time and at any time by power of attorney under seal, appoint any company, firm or person or fluctuating body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit. Any such power of attorney may contain such provisions for the protection of persons dealing with any such attorney as the Directors may think fit and may authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

86 **LOCAL MANAGEMENT**

The Directors may establish any local or divisional boards or agencies for managing any of the affairs of the Company in any specified locality, either in the State or elsewhere, and may appoint any persons to be members of any such local or divisional board or agency and may fix their remuneration and may delegate to any local or divisional board or agent any of the powers, authorities and discretions vested in the Directors with power to sub-delegate and any such appointment or delegation may be made upon such terms and subject to such conditions as the Directors may think fit, and the Directors may remove any person so appointed, and may annul or vary any such delegation, but no person dealing in good faith with any such committee, local board or agency, without notice of any such removal, annulment or variation, shall be affected thereby. The Directors may confer such powers either collaterally with, or to the exclusion of and in substitution for, all or any of the powers of the Directors in that respect and may from time to time revoke, withdraw, alter or vary all or any of such powers. Subject to any terms and conditions expressly imposed by the Directors, the proceedings of any local or divisional board or agency with two or more members shall be governed by such of these Articles as regulate the proceedings of the Directors, so far as they are capable of applying.

87 **USE OF DESIGNATION "DIRECTOR"**

The Directors may from time to time appoint any person to any office or employment having a designation or title including the word "director" or attach to any existing office or employment with the Company such a designation or title and may at any time determine any such appointment or the use of any such designation or title. The inclusion of the word "director" in the designation or title of any such office or employment with the Company shall not imply that the holder thereof is a Director of the Company nor shall such holder thereby be empowered in any respect to act as a Director of the Company or to be deemed to be a Director for any of the purposes of these Articles.

88 **BORROWING POWERS**

Subject to any restrictions imposed in the Shareholders' Agreement, the Directors may exercise all the powers of the Company to borrow or raise money and to mortgage or charge its undertaking, property, assets, and uncalled capital or any part thereof and, subject to Part III of the 1983 Act, to issue debentures, debenture stock and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party, without any limitation as to amount.

89 **EXECUTION OF NEGOTIABLE INSTRUMENTS**

All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, by such person or persons and in such manner as the Directors shall determine from time to time by resolution.

PART XVI - APPOINTMENT OF DIRECTORS

90 **APPOINTMENT OF ADDITIONAL DIRECTORS**

90.1 Subject as aforesaid, the Company by ordinary resolution may appoint a person to be a Director either to fill a vacancy or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with these Articles as the maximum number of Directors.

90.2 The Directors may appoint a person who is willing to act to be a Director, either to fill a vacancy or as an additional Director, provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with these Articles as the maximum number of Directors.

90.3 Subject to the Shareholders' Agreement, for so long as The Investor shall hold any Series A Preferred Shares or at least 3% of the Ordinary Shares, it shall have the right, from time to time, by giving written notice to the Company, to appoint a director, to remove such Director from office and to replace such Director.

91 **RESOLUTION FOR APPOINTMENT**

A resolution for the appointment of two or more persons as Directors by a single resolution shall not be moved at any general meeting unless a resolution that it shall be so moved has first been passed by the meeting without any vote being given against it; and any resolution moved in contravention of this provision shall be void.

PART XVII - DISQUALIFICATION AND REMOVAL OF DIRECTORS

92 **DISQUALIFICATION OF DIRECTORS**

92.1 The office of a Director shall be vacated automatically if:

92.1.1 he ceases to be a Director by virtue of any provision of the Acts or he becomes prohibited by law from being a Director or a declaration in respect of him is made by the court pursuant to section 150 of the 1990 Act; or

92.1.2 if he is adjudicated bankrupt, or any event equivalent or analogous thereto occurs, in the State or any other jurisdiction or he makes any arrangement or composition with his creditors generally; or

92.1.3 in the opinion of a majority of his co-Directors, he becomes incapable by reason of mental disorder of discharging his duties as a Director; or

92.1.4 (without committing a breach of any contract between him and the Company) he resigns his office by notice to the Company; or

92.1.5 he is convicted of an indictable offence, unless the Directors otherwise determine; or

92.1.6 he shall have been absent for more than six consecutive months without permission of the Directors from meetings of the Directors held during that period and his alternate Director (if any) shall not have attended any such meeting in his place during such period, and the Directors pass a resolution that by reason of such absence he has vacated office; or

92.1.7 he is required in writing by all his co-Directors to resign.

92.2 A Director shall not be required to retire at any time on account of age.

93 **REMOVAL OF DIRECTORS**

Subject to the Shareholders Agreement, the Company may, by ordinary resolution of which extended notice has been given in accordance with the provisions of the Acts, remove any Director before the expiry of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director and may, if thought fit, by ordinary resolution appoint another Director in his stead. Any person so appointed shall be subject to retirement at the same time as if he had been appointed a Director on the date on which and in the manner in which the Director in whose place he is appointed was last appointed or re-appointed a Director. Nothing in this Article shall be taken as depriving a person removed hereunder of compensation or damages payable to him in respect of the termination of his appointment as Director or of any other appointment terminating with his appointment as Director.

PART XVIII - DIRECTORS' OFFICES AND INTERESTS

94 **EXECUTIVE OFFICES**

94.1 The Directors may appoint one or more of their body to the office of managing director or joint managing director or to any other executive office under the Company (including, where considered appropriate, the office of chairman or deputy chairman) on such terms and for such period as they may determine and, without prejudice to the terms of any contract entered into in any particular case, may revoke any such appointment at any time.

94.2 A Director holding any such executive office shall receive such remuneration, whether in addition to or in substitution for his ordinary remuneration as a Director and whether by way of salary, commission, participation in profits or otherwise or partly in one way and partly in another, as the Directors may determine.

94.3 The appointment of any Director to the office of chairman, deputy chairman, managing director or joint managing director shall determine automatically if he ceases to be a Director but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

94.4 The appointment of any Director to any other executive office shall not determine automatically if he ceases from any cause to be a Director unless the contract or resolution under which he holds office shall expressly state otherwise, in which event such determination shall be without prejudice to any claim for damages for breach of any contract of service between him and the Company.

95 DIRECTORS MAY HAVE INTERESTS

95.1 Subject to the provisions of the Acts and provided that he has complied with Articles 96 and 97, a Director, notwithstanding his office:

95.1.1 may be a party to, or otherwise interested in, any contract, arrangement, transaction or proposal with the Company or any subsidiary or associated company thereof or in which the Company or any subsidiary or associated company thereof is otherwise interested;

95.1.2 may hold any other office or place of profit under the Company (except that of auditor or of auditor of a subsidiary of the Company) in conjunction with his office of Director, and may act by himself or through his firm in a professional capacity for the Company, and in any such case on such terms as to remuneration and otherwise as the Directors shall arrange;

95.1.3 may be a director or other officer of, or employed by, or a party to any contract, arrangement, transaction or proposal with, or otherwise interested in, any body corporate promoted by the Company or in which the Company or any subsidiary or associated company of the Company is otherwise interested; and

95.1.4 shall not be accountable, by reason of his office, to the Company for any profit, remuneration or other benefit which he derives from any such contract, arrangement, transaction, proposal, office, place of profit or employment or from any interest in any such body corporate;

and no such contract, arrangement, transaction or proposal entered into by or on behalf of the Company in which any Director is in any way interested shall be liable to be avoided on account of such interest.

96 DISCLOSURE OF INTERESTS BY DIRECTORS

96.1 A Director who is in any way, whether directly or indirectly, interested in any contract, arrangement, transaction or proposal with the Company shall declare the nature of his interest at the meeting of the Directors at which the question of entering into the contract, arrangement, transaction or proposal is first considered, or, if the Director was not at the date of that meeting interested therein, at the next meeting of the Directors held after he became so interested, and, in a case where the Director becomes interested in a contract, arrangement, transaction or proposal after it is made, at the first meeting of the Directors held after he becomes so interested.

96.2 A copy of every declaration made and notice given under this Article shall be entered within three days after the making or giving thereof in a book kept for this purpose. Such book shall be open for inspection without charge by any Director, Secretary, Auditor or member of the Company at the Office and shall be produced at every general meeting of the Company and at any meeting of the Directors if any Director so requests in sufficient time to enable the book to be available at the meeting.

96.3 For the purposes of this Article:

96.3.1 a general notice given to the Directors that a Director is to be regarded as having an interest of the nature and extent specified in the notice in any contract, arrangement, transaction or proposal in which a specified person or class of persons is interested

shall be deemed to be a disclosure that the Director has an interest in any such contract, arrangement, transaction or proposal of the nature and extent so specified;

96.3.2 and an interest of which a Director has no knowledge and of which it would be unreasonable to expect him to have knowledge shall not be treated as an interest of his.

97 INTERESTED DIRECTOR NOT TO VOTE OR COUNT FOR QUORUM

97.1 Save as otherwise provided by these Articles, a Director shall not vote at a meeting of the Directors or a committee of Directors on any resolution concerning a matter in which he has an interest which (together with any interest of any person connected with him within the meaning of Article 97.5.1) is to his knowledge material (otherwise than by virtue of his interests in shares or debentures or other securities of or otherwise in or through the Company). A Director shall not be counted in the quorum present at a meeting in relation to any such resolution on which he is not entitled to vote.

97.2 A Director shall be entitled (in the absence of any other material interest than is indicated below) to vote (and to be counted in the quorum) in respect of any resolution concerning any of the following matters, namely:

97.2.1 the giving of any security, guarantee or indemnity to him in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings;

97.2.2 the giving of any security, guarantee or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

97.2.3 any proposal concerning any offer of shares or debentures or other securities of or by the Company or any of its subsidiary undertakings in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

97.2.4 any proposal concerning any other company in which he (together with any persons connected with him within the meaning of Article 97.5.1) does not to his knowledge have an interest (as that term is used in Chapter 2 of Part IV of the 1990 Act) in one per cent or more of either any class of the equity share capital of, or the voting rights in, such company;

97.2.5 any proposal relating to any arrangement for the benefit of employees of the Company or any of its subsidiary undertakings which does not award him any privilege or benefit not generally awarded to the employees to which such arrangement relates; or

97.2.6 any proposal concerning the giving of any indemnity to the Directors or any of them pursuant to Article 143 or the discharge of the cost of any insurance which the Company proposes to maintain or purchase for the benefit of the Directors or any of them or for the benefit of persons who include the Directors or any of them.

97.3 Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employments with the Company or any company in which the Company is interested, such proposals may be divided and considered in relation to each Director separately and in such case each of the Directors concerned (if not debarred from voting under Article 97.2.4) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

97.4 If any question shall arise at any meeting of the Directors as to the materiality of the interest of a Director (other than the chairman of the meeting) or as to the entitlement of any Director

(other than such chairman) to vote or be counted in the quorum, and such question is not resolved by his voluntarily agreeing to abstain from or not to be counted in the quorum, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned as known to such Director has not been fully disclosed to the Directors. If any question as aforesaid shall arise in respect of the chairman of the meeting such question shall be decided by resolution of the Directors (for which purpose such chairman shall be counted in the quorum but shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such chairman as known to such chairman has not been fully disclosed to the Directors.

97.5 For the purposes of this Article:

97.5.1 section 26 of the 1990 Act shall apply for the purposes of determining whether a person is connected with a Director except that in Article 97.5.2 a person who is a child (not being a minor child), parent, brother or sister of a Director shall not by virtue only of that relationship be deemed to be connected with the Director; and

97.5.2 in relation to an alternate Director, an interest of his appointor shall be treated as an interest of the alternate Director.

97.6 Subject to the Acts, the Company may by ordinary resolution suspend or relax the provisions of this Article to any extent or ratify any transaction not duly authorised by reason of a contravention of this Article.

98 EXERCISE OF RIGHTS IN OTHER COMPANIES

Subject to the provisions of these Articles and the Acts, the Directors may exercise or procure the exercise of the rights conferred by the shares in any other company held or owned by the Company, and may exercise any rights to which they are entitled as directors of such other company, in such manner as they shall in their absolute discretion think fit, including the exercise thereof in favour of any resolution appointing themselves or any of them as directors, officers or servants of such other company, and fixing their remuneration as such, and may vote as directors of the Company in connection with any of the matters aforesaid.

99 ENTITLEMENT TO GRANT PENSIONS

The Directors may provide benefits, whether by way of pensions, gratuities or otherwise, for any Director, former Director or other officer or former officer of the Company or to any person who holds or has held any employment with the Company or with any body corporate which is or has been a subsidiary undertaking or associated company of the Company or a predecessor in business of the Company or of any such subsidiary undertaking or associated company and to any member of his family or any person who is or was dependent on him and may set up, establish, support, alter, maintain and continue any scheme or arrangement for providing all or any such benefits and for such purposes any Director accordingly may be, become or remain a member of, or rejoin, any scheme or arrangement and receive or retain for his own benefit all benefits to which he may be or become entitled thereunder. The Directors may pay out of the funds of the Company any premiums, contributions or sums payable by the Company under the provisions of any such scheme or arrangement in respect of any of the persons or class of persons above referred to who are or may be or become members thereof.

PART XIX - PROCEEDINGS OF DIRECTORS

100 CONVENING AND REGULATION OF DIRECTORS' MEETINGS

Subject to the provisions of these Articles and the Shareholders' Agreement, the Directors may regulate their proceedings as they think fit. A Director may, and the Secretary at the request of a Director shall, call a meeting of the Directors. Any Director may waive notice of

any meeting and any such waiver may be retrospective. Notice of a meeting of the Directors shall be deemed to be duly given to a Director if it is given to him personally or sent in writing by delivery, post, cable, telegram, telex, telefax, electronic mail or any other means of communication approved by the Directors to him at his last known address or any other address given by him to the Company for this purpose. The Directors may make regulations for the giving of notice of a meeting of the Directors in such circumstances and subject to such conditions and requirements as they think fit. A Director absent or intending to be absent from the State may request the Directors in writing that notices of meetings of the Directors shall during his absence be sent in writing to him at his last known address or any other address given by him to the Company for this purpose, but in the absence of any such request it shall not be necessary to give notice of a meeting of the Directors to any Director who is for the time being absent from the State.

101 QUORUM FOR DIRECTORS' MEETINGS

The quorum for the transaction of the business of the Directors shall be a majority of the appointed Directors from time to time. Any Director who ceases to be a Director at a meeting of the Directors may continue to be present and to act as a Director and be counted in the quorum until the termination of that meeting if no other Director objects and if otherwise a quorum would not be present. In the absence of a valid quorum at a meeting of the Board, duly convened, the meeting shall be adjourned to the same time and place no earlier than five (5) Business Days thereafter and no later than twenty-one (21) Business Days thereafter as the Chairman may determine. The quorum requirements as set out in this Article 101 shall also be applicable at such adjourned meeting of the Board. In the event that there is no quorum at such adjourned meeting of the Board the meeting shall again be adjourned to the same time and place no earlier than five (5) Business Days thereafter and no later than twenty-one (21) Business Days thereafter as the Chairman may determine provided however that if within 30 minutes of the time of such adjourned meeting there is no quorum in accordance with the foregoing provisions of this Article then the Directors present shall constitute a valid quorum of the Board on that occasion.

102 VOTING AT DIRECTORS' MEETINGS

102.1 Questions arising at any meeting of Directors shall be decided by a majority of votes. Where there is an equality of votes, the chairman of the meeting shall not have a second or casting vote.

102.2 Subject as hereinafter provided, each Director present shall have one vote and in addition to his own vote shall be entitled to one vote in respect of each other Director not present at the meeting who shall have authorised him in respect of such meeting to vote for such other Director in his absence. Any such authority may relate generally to all meetings of the Directors or to any specified meeting or meetings and shall be in writing and may be sent by delivery, post, cable, telegram, telex, telefax, electronic mail or any other means of communication approved by the Directors and may bear a printed or facsimile signature of the Director giving such authority. The authority must be delivered to the Secretary for filing prior to, or shall be produced at, the first meeting at which a vote is to be cast pursuant thereto provided that no Director shall be entitled to any vote at a meeting on behalf of another Director pursuant to this Article if the other Director shall have appointed an alternate Director and that alternate Director is present at the meeting at which the Director proposes to vote pursuant to this Article.

103 TELECOMMUNICATION MEETINGS

103.1 For the purpose of these Articles, the contemporaneous linking together by telephone or other means of telecommunication of a number of Directors not less than the quorum shall be deemed to constitute a meeting of the Directors and all the provisions in these Articles as to meetings of the Directors shall apply to such a meeting, provided that:

103.1.1 each of the Directors taking part in such a meeting is able to hear, and speak to, each of the other Directors taking part; and

103.1.2 at the commencement of such a meeting each Director must acknowledge his presence and that he accepts that the proceedings shall be deemed to be a meeting of the Directors.

103.2 A Director may not cease to take part in such a meeting by disconnecting his telephone or other means of communication unless he has previously obtained the express consent of the chairman of the meeting, and a Director shall be conclusively presumed to have been present and to have formed part of the quorum at all times during the meeting unless he has previously obtained the express consent of the chairman of the meeting to leave the meeting.

103.3 Such a meeting shall be deemed to take place where the largest group of those participating is assembled, or if there is no such group, where the chairman of the meeting is present.

103.4 A minute of the proceedings at such meeting by telephone or other means of communication shall be sufficient evidence of such proceedings and of the observance of all necessary formalities if certified as a correct minute by the chairman of the meeting.

103.5 The provisions of this Article shall apply, mutatis mutandis, to meetings of committees of the Directors.

104 CHAIRMAN OF MEETINGS OF DIRECTORS

If no chairman is appointed under Article 94, the Directors may appoint one of their number to be chairman, and if no deputy chairman is appointed under that Article the Directors may appoint one of their number to be deputy chairman; and they may remove from office at any time any chairman or deputy chairman appointed under the foregoing provisions of this Article. The chairman of the meetings of the Directors shall be the chairman, if any, appointed under Article 94 or the foregoing provisions of this Article and in his absence the deputy chairman, if any, so appointed. If neither chairman nor deputy chairman is appointed under Article 94 and neither chairman nor deputy chairman is elected under the foregoing provisions of this Article, or no such person is present at any meeting of the Directors within five minutes after the time appointed for holding such meeting, the Directors present may choose one of their number to be chairman of the meeting. References in this Article to "deputy chairman" shall be construed as including, in the absence of an appointment of someone with that specific title, a person appointed to an office known by another title which, at or before the time of his appointment or election as such, is designated by the Directors as being equivalent to the office of deputy chairman.

105 PROCEEDINGS OF COMMITTEES

The meetings and proceedings of any committee or sub-committee of the Directors consisting of two or more members shall be governed *mutatis mutandis* by the provisions of these Articles regulating the meetings and proceedings of the Directors so far as the same are not superseded by any regulations made by the Directors. Any committee or sub-committee so formed shall in the exercise of the powers or discretions so delegated conform to any regulations which may from time to time be imposed by the Directors.

106 VALIDITY OF ACTS OF DIRECTORS

All acts done by any meeting of the Directors or of a committee of Directors or by any person acting as a Director, alternate Director or member of a committee shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any person or persons acting as aforesaid, or that they or any of them were disqualified from holding office or were not entitled to vote or had vacated office, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director and had been entitled to vote.

107 DIRECTORS' RESOLUTIONS IN WRITING

A resolution in writing signed by all the Directors entitled to receive notice of a meeting of Directors or of a committee of Directors shall be as valid as if it had been passed at a meeting of Directors or (as the case may be) a committee of Directors duly convened and held and may consist of several documents in the like form each signed by one or more Directors, and such resolution when duly signed may be delivered or transmitted (unless the Directors shall otherwise determine either generally or in any specific case) by facsimile transmission or some other similar means of transmitting the contents of documents. A resolution signed by an alternate Director need not also be signed by his appointor and, if it is signed by a Director who has appointed an alternate Director, it need not be signed by the alternate Director in that capacity.

PART XX - SECRETARY

108 APPOINTMENT OF SECRETARY

Subject to the provisions of the Acts, the Secretary shall be appointed by the Directors for such term, at such remuneration and upon such conditions as they may think fit and any Secretary so appointed may be removed by them, but without prejudice to any claim for damages for breach of any contract of service between him and the Company. If thought fit, two or more persons may be appointed joint secretaries. Anything required or authorised by the Acts or these Articles to be done by or to the Secretary may be done, if the office is vacant or there is for any other reason no Secretary readily available and capable of acting, by or to any assistant or acting Secretary appointed by the Directors or, if there is no assistant or acting secretary readily available and capable of acting, by or to any officer of the Company authorised generally or specially in that behalf by the Directors.

109 PERSON ACTING AS DIRECTOR AND SECRETARY

Any provision of the Acts or these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as a Director and as, or in the place of, the Secretary.

PART XXI - SEAL

110 USE OF SEAL

The Directors shall ensure that the Seal (including any official securities seal kept pursuant to the Acts) shall be used only by the authority of the Directors or of a duly authorised committee of the Directors.

111 SIGNATURE OF SEALED INSTRUMENTS

Every instrument to which the Seal (including any such official securities seal) shall be affixed shall be signed by a Director and shall also be signed by the Secretary or by a second Director or by some other person appointed for the purpose by the Directors or a duly authorised committee of the Directors save that as regards any certificates for shares or debentures or other securities of the Company the Directors or such a Committee may determine by resolution either generally or in any particular case (and subject to such restrictions as the Directors may determine) that such signatures or either of them shall be dispensed with, or be printed thereon or affixed thereto by some method or system of mechanical signature.

112 OFFICIAL SEAL FOR USE ABROAD

The Company may exercise the powers conferred by the Acts with regard to having an official seal for use abroad and such powers shall be vested in the Directors.

113 **SAFE CUSTODY**

The Directors shall provide for the safe custody of the Seal and of every other seal of the Company.

PART XXII - DIVIDENDS AND RESERVES

114 **DECLARATION OF DIVIDENDS**

Subject to the provisions of the Acts, the terms of these Articles and the Shareholders' Agreement, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the Directors.

115 **INTERIM AND FIXED DIVIDENDS**

Subject to the provisions of the Acts, the terms of these Articles and the Shareholders' Agreement the Directors may declare and pay such interim dividends as appear to them to be justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the Directors may declare and pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but subject always to any restrictions for the time being in force (whether under these Articles, under the terms of issue of any shares or under any agreement to which the Company is a party, or otherwise) relating to the application, or the priority of application, of the Company's profits available for distribution or to the declaration or (as the case may be) the payment of dividends by the Company. Subject as aforesaid, the Directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment. If the Directors act in good faith they shall not incur any liability to the Holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim or fixed dividend on any shares having deferred or non-preferred rights.

116 **PAYMENT OF DIVIDENDS**

Except as otherwise provided by the rights attached to shares by the terms of issue thereof or by these Articles, all dividends shall be declared and paid according to the amounts paid on the shares on which the dividend is paid. Subject as aforesaid, all dividends shall be apportioned and paid proportionately to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid; but, if any share is issued on terms providing that it shall rank for dividend as from a particular date, such share shall rank for dividend accordingly.

117 **DEDUCTIONS FROM DIVIDENDS**

The Directors may deduct from any dividend or other moneys payable to any member in respect of a share all sums of moneys (if any) presently payable by him to the Company in relation to shares of the Company.

118 **DIVIDENDS IN SPECIE**

Any general meeting declaring a dividend or bonus may direct, upon the recommendation of the Directors, that it shall be satisfied wholly or partly by the distribution of assets (and, in particular, of paid up shares, debentures or debenture stock of any other company or in any one or more of such ways) and the Directors shall give effect to such resolution. Where any difficulty arises in regard to the distribution, the Directors may settle the same as they think expedient and in particular may issue fractional certificates and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any members upon the footing of the value so fixed in order to adjust the rights of all the parties and may vest any such specific assets in trustees upon trust for the persons entitled to

the dividend as the Directors think expedient, and generally may make such arrangements for the allotment, acceptance and sale of such specified assets or fractional certificates, or any part thereof, and otherwise as they think fit.

119 MODE OF PAYMENT OF DIVIDENDS OR OTHER MONEYS

119.1 The Company may pay any dividend, interest or other moneys payable in cash in respect of shares by cheque, warrant, direct debit, bank transfer, any other method (including electronic media) as the Directors may consider appropriate, or (if so authorised by the holders of shares in uncertificated form) using the facilities of a relevant system (subject to the facilities and requirements of the relevant system) and may remit the same by post or other delivery service to the registered address of the Holder or person entitled thereto or, in the case of joint Holders, to the registered address of the joint Holder whose name stands first in the Register, or, in the case of two or more persons being entitled to a dividend, interest or other money in consequence of the death or bankruptcy of the Holder, to any one of such persons, or to such person and to such address as the Holder or joint Holders of such other persons may in writing direct. In the case of a Holder who is also an employee of the Company or any of its subsidiaries, the Company may remit any dividend, interest or other moneys as aforesaid to such Holder through the Company's internal postal arrangements. Every cheque, warrant or other form of payment is sent or made at the risk of the person entitled to the moneys represented by it. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent, or to such person as the Holder or joint Holders or other person entitled thereto may in writing direct, and the payment of such cheque or warrant shall be a good discharge to the Company. Where the Company pays any dividend, interest or other moneys as aforesaid by any method other than cheque or warrant, the debiting of the Company's account in respect of the appropriate amount shall be deemed a good discharge of the Company's obligation to pay such dividend, interest or other moneys. Any one of two or more joint Holders or persons entitled to a dividend, interest or other moneys in consequence of the death or bankruptcy of the Holder may give effective receipts for any dividends, interest or other moneys payable in respect of the share held by him as joint Holder or to which he is jointly entitled as aforesaid.

119.2 The Directors may, at their discretion, make arrangements to enable a Depositary or any such other member or members as the Directors shall from time to time determine to receive duly declared dividends in any currency or currencies other than the currency in which such dividends are declared. For the purposes of the calculation of the amount receivable in respect of any dividend, the rate of exchange to be used to determine the equivalent in any such other currency of any sum payable as a dividend shall be such rate or rates, and the payment thereof shall be on such terms and conditions, as the Directors may in their absolute discretion determine.

120 DIVIDENDS NOT TO BEAR INTEREST

No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.

121 SHARES IN LIEU OF CASH DIVIDEND

121.1 The Directors may from time to time at their discretion, with or subject to the sanction of an ordinary resolution of the Company, offer to the Holders of ordinary shares in the Company (in this Article **"Shareholders"**) the right to elect to receive an allotment of additional ordinary shares, credited as fully paid, instead of cash in respect of all or part of any cash dividend or dividends specified by such resolution or such part of such dividend or dividends as the Directors may determine. In any such case, the following provisions shall apply:

121.1.1 Any such resolution may specify a particular dividend or dividends or may specify all or any dividends falling to be declared or paid during a specified period being a period expiring not later than the conclusion of the annual general meeting held in the fifth year after the year in which the resolution is passed.

121.1.2 The basis of the allotment shall be determined by the Directors so that, as nearly as may be considered convenient in the Directors' absolute discretion but subject to section 27 of the 1983 Act, the value (calculated by reference to the Average Quotation) of the additional ordinary shares (in this Article "**New Ordinary Shares**") (excluding any fractional entitlement) to be allotted instead of any cash amount (disregarding any tax credit) of dividend shall equal such amount. For such purpose the "**Average Quotation**" of a New Ordinary Share shall be the average of the five amounts resulting from determining whichever of the following ((i), (ii), (iii) or (iv) specified below) in respect of ordinary shares shall be appropriate for each of the first five business days ("**business day**" in this Article meaning a day on which dealings can be effected on the London Stock Exchange) on which ordinary shares are quoted "ex" the relevant dividend and as determined from the information published in Daily Official List of the London Stock Exchange reporting the business done on each of those five business days:

121.1.2.1 if there shall be more than one dealing reported for the day, the average of the prices at which such dealings took place; or

121.1.2.2 if there shall be only one dealing reported for the day, the price at which such dealing took place; or

121.1.2.3 if there shall not be any dealing reported for the day, the mid-point between the high and low market guide prices published for the day; or

121.1.2.4 if there shall not be any dealing reported for the day and only one market guide price shall be published for the day, the market guide price so published;

and if for any reason it shall be impossible or impracticable to determine an appropriate amount for any of those five days on the above basis, the Directors may, if they think fit and having taken into account the prices at which recent dealings in the ordinary shares have taken place, determine an amount for such day and the amount so determined shall be deemed to be appropriate for that day for the purpose of calculating the Average Quotation. If the means of providing the foregoing information as to dealings and prices by reference to which the Average Quotation is to be determined is altered or is replaced by some other means, then the Average Quotation shall be determined on the basis of the equivalent information published by the relevant authority in relation to dealings on the London Stock Exchange.

121.2 The Directors shall after determining the basis of allotment give notice in writing to Shareholders of the right of election offered to them and shall send with or following such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective.

121.3 The dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable on ordinary shares in respect of which the said right of election has been duly exercised under this Article (in this Article the "**Elected Ordinary Shares**") and instead thereof New Ordinary Shares shall be allotted to the Holders of the Elected Ordinary Shares on the basis of allotment determined under this Article. For such purpose the Directors shall capitalise, out of such of the sums standing to the credit of any of the reserves of the Company (including any share premium account and capital redemption reserve) or profit and loss account as the Directors may determine, a sum equal to the aggregate nominal amount of the New Ordinary Shares to be allotted on such basis and apply the same in paying up in full the appropriate number of unissued ordinary shares for allotment and distribution to and amongst the Holders of the Elected Ordinary Shares on such basis.

121.4 The Directors may do all acts and things which they consider necessary or expedient to give effect to any such capitalisation, and they shall have power to make such provisions as they think fit where New Ordinary Shares would otherwise have been distributable in fractions,

including provisions whereby such fractional entitlements, in whole or in part, are disregarded and the benefit thereof accrues to the Company rather than to the Shareholders concerned. The Directors may authorise any person on behalf of the Shareholders concerned to enter into an agreement with the Company relating to such capitalisation and matters incidental thereto and an agreement made under such authority shall be effective and binding on all persons concerned.

121.5 The Directors may also from time to time establish or vary a procedure for election mandates under which a Shareholder may elect to receive New Ordinary Shares credited as fully paid instead of cash in respect of all future rights that may be offered to that Shareholder under this Article until the election mandate is revoked or deemed to be revoked in accordance with the procedure.

121.6 The Directors may undertake and do such acts and things as they may consider necessary or expedient for the purpose of giving effect to the provisions of this Article.

121.7 The New Ordinary Shares allotted pursuant to the provisions of this Article shall rank pari passu in all respects with the fully paid ordinary shares then in issue save only as regards participation in the relevant dividend (or share election in lieu).

121.8 The Directors shall not proceed with any offer of a right of election unless the Company has sufficient unissued ordinary shares authorised for issue and sufficient reserves or funds that may be capitalised to give effect to it.

121.9 Notwithstanding anything to the contrary in this Article, the Directors may at any time prior to issue of the New Ordinary Shares, if it appears to them desirable to do so because of a change in circumstances, determine that the relevant dividend shall be payable wholly in cash and if they so determine then all elections made in respect of that dividend shall be disregarded. The relevant dividend shall also be payable wholly in cash if the ordinary shares cease to be listed on the Official List of the London Stock Exchange at any time prior to the due date of issue of the New Ordinary Shares or if such listing is suspended at any time prior to that due date and is not reinstated by the date immediately preceding that due date.

121.10 Notwithstanding anything to the contrary in this Article, the Directors may exclude such Shareholders from any offer of a right of election as they may think fit in the light of any legal or practical problems or considerations arising under the laws of, or the requirements of any regulatory or stock exchange authority in, any territory or jurisdiction.

121.11 Where a resolution sanctioning the offer to Shareholders of the right to receive an allotment of additional ordinary shares instead of a cash dividend is passed at a general meeting and that resolution relates in whole or in part to a dividend declared at that meeting, then the resolution declaring that dividend shall be deemed to take effect at the end of the meeting.

122 UNCLAIMED DIVIDENDS

All dividends, interest or other sums payable which remains unclaimed for one year after having been declared may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed. If the Directors so resolve, all dividends or interest which have remained unclaimed for 12 years after having been declared shall be forfeited and cease to remain owing by the Company. The retention by the Company, or payment into a separate account, of any unclaimed dividend, interest or other moneys payable by the Company in respect of a share in lieu shall not constitute the Company a trustee in respect thereof.

123 RESERVES

Subject to the Acts, before recommending any dividend, whether preferential or otherwise, the Directors may carry to reserve out of the profits of the Company such sums as they think proper. All sums standing to reserve may be applied from time to time in the discretion of the Directors for any purpose to which the profits of the Company may be properly applied and at

the like discretion may be either employed in the business of the Company or invested in such investments as the Directors may lawfully determine. The Directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided as they may lawfully determine. Any sum which the Directors may carry to reserve out of the unrealised profits of the Company shall not be mixed with any reserve to which profits available for distribution have been carried. The Directors may also carry forward, without placing the same to reserve, any profits which they may think it prudent not to divide.

124 **RECORD DATES**

Notwithstanding any other provision of these Articles but without prejudice to the rights attached to any shares and subject always to the Acts, the Company or the Directors may by resolution specify any date (the "record date") as the date at the close of business (or such other time as the Directors may determine) on which persons registered as the holders of shares or other securities shall be entitled to receipt of any dividend, distribution, interest, allotment, issue, notice, information, document or circular and such record date may be on or at any time before the date on which the same is paid, made, given or served or (in the case of any dividend, distribution, interest, allotment or issue) at any time after the same is recommended, resolved, declared or announced but without prejudice to the rights inter se in respect of the same of transferors and transferees of any such shares or other securities. No change in the register of such holders after the record date shall invalidate the same.

125 **RETENTION OF DIVIDENDS**

The Directors may retain the dividends payable upon shares in respect of which any person is under the provisions as to the transmission of shares hereinbefore contained entitled to become a member, or which any person is under those provisions entitled to transfer, until such person shall become a member in respect of such shares or shall transfer the same.

126 **WAIVER OF DIVIDEND**

The waiver in whole or in part of any dividend on any share shall be effective only if such waiver is in writing (whether or not executed as a deed) signed by the member (or the person entitled to the share in consequence of the death or bankruptcy of the holder or otherwise by operation of law) and delivered to the Company and if or to the extent that the same is accepted as such or acted upon by the Company.

PART XXIII - ACCOUNTS

127 **ACCOUNTS**

127.1 The Directors shall cause accounting records to be kept in accordance with the Acts.

127.2 The accounting records shall be kept at the Office or, subject to the provisions of the Acts, at such other place as the Directors think fit and shall be open at all reasonable times to the inspection of the Directors.

127.3 The Directors shall determine from time to time whether and to what extent and at what times and places and under what conditions or regulations the accounting records of the Company or any of them shall be open to the inspection of members, not being Directors. No member (not being a Director) shall have any right of inspecting any accounting record or other book or document of the Company except as conferred by the Acts or authorised by the Directors or by the Company in general meeting.

127.4 In accordance with the provisions of the Acts, the Directors shall cause to be prepared and to be laid before the annual general meeting of the Company from time to time such profit and loss accounts, balance sheets, group accounts and reports as are required by the Acts to be prepared and laid before such meeting.

127.5 A copy of every balance sheet (including every document required by law to be annexed thereto) which is to be laid before the annual general meeting of the Company together with a copy of the Directors' report and Auditors' report shall be sent, not less than 21 Clear Days before the date of the annual general meeting, to every member, and every holder of debentures, of the Company and to every other person who is entitled to receive notices of general meetings from the Company under the provisions of the Acts or these Articles; provided that this Article shall not require a copy of such documents to be sent to more than one of joint Holders or to any person who under the provisions of the Acts or these Articles is not entitled to receive notices of general meetings from the Company or of whose address the Company is not aware, but any member or holder of debentures to whom a copy of such documents has not been sent shall be entitled to receive a copy free of charge on application at the Office. The Secretary shall at the same time forward the requisite number of copies of the documents referred to above to the appropriate section of the London Stock Exchange. No accidental non-compliance with the provisions of this Article shall invalidate the proceedings at the meeting.

128 **AUDITORS**

128.1 Auditors shall be appointed and their duties regulated in accordance with the Acts. Provided, however, that the first Auditors shall be KPMG and that no change in Auditors shall be made,at any time, prior to a Qualified IPO, without the prior written consent of The Investor.

128.2 The Auditors shall be entitled to attend any general meeting and to receive all notices of and other communications relating to any general meeting which any member is entitled to receive and shall be entitled to be heard at any general meeting on any part of the business of the meeting which concerns them as auditors.

128.3 Subject to the provisions of the Acts, all acts done by any persons acting as the Auditors shall, as regards all persons dealing in good faith with the Company, be valid, notwithstanding that there was some defect in their appointment or that they were at the time of their appointment not qualified for appointment or subsequently became disqualified.

PART XXIV - CAPITALISATION OF PROFITS OR RESERVES

129 **CAPITALISATION OF PROFITS AND RESERVES**

The Directors may with the authority of an ordinary resolution of the Company passed upon the recommendation of the Directors:

129.1.1 subject as hereinafter provided, resolve to capitalise any undivided profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or fund of the Company which is available for distribution or standing to the credit of share premium account, capital redemption reserve or capital conversion reserve fund, or any other undistributable reserve of the Company;

129.1.2 appropriate the sum resolved to be capitalised to the Holders of ordinary shares in proportion to the nominal amounts of the shares (whether or not fully paid) held by them respectively which would entitle them to participate in a distribution of that sum if the shares were fully paid and the sum were then distributable and were distributed by way of dividend and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those Holders of ordinary shares or as they may direct, in those proportions, or partly in one way and partly in the other, provided that:

129.1.2.1 the share premium account, the capital redemption reserve, the capital conversion reserve fund and any profits which are not available for

distribution may, for the purposes of this Article, only be applied in paying up unissued shares (excluding, in the case of the share premium account, the capital redemption reserve and the capital conversion reserve fund, redeemable shares) to be issued to Holders of ordinary shares credited as fully paid; and

129.1.2.2 in a case where any sum is applied in paying amounts for the time being unpaid on any shares of the Company or in paying up in full debentures of the Company, the amount of the net assets of the Company at that time is not less than the aggregate of the called up share capital of the Company and its undistributable reserves as shown in the latest audited accounts of the Company or such other accounts as may be relevant and would not be reduced below that aggregate by the payment thereof;

129.1.3 resolve that any shares so allotted to any Holder in respect of a holding by him of any partly paid shares shall, so long as such shares remain partly paid, rank for dividend only to the extent that the latter shares rank for dividend;

129.1.4 make such provision by the issue of fractional certificates (or by ignoring fractions or by accruing the benefit thereof to the Company rather than to the Holders of ordinary shares concerned) or by payment in cash or otherwise as they may determine in the case of shares or debentures becoming distributable in fractions;

129.1.5 authorise any person to enter on behalf of all the Holders of ordinary shares concerned into an agreement with the Company providing for either:

129.1.5.1 the allotment to them respectively, credited as fully paid, of any further shares to which they are entitled upon such capitalisation; or

129.1.5.2 the payment up by the Company on behalf of such Holders, by the application thereto of their respective proportions of the reserves or profits resolved to be capitalised, of the amounts or any part of the amounts remaining unpaid on their existing shares;

(any agreement made under such authority being binding on all such Holders); and

129.1.6 generally do all acts and things required to give effect to such resolution.

PART XXV - NOTICES

130 NOTICES IN WRITING

Any notice to be given, served or delivered to or by any person pursuant to these Articles shall be in writing, except that a notice convening a meeting of the Directors or of a committee of the Directors need not be in writing.

131 SERVICE OF NOTICES

131.1 A notice or document (including a share certificate) to be given, served or delivered in pursuance of these Articles may be given to, served on or delivered to any member by the Company:

131.1.1 by handing same to him or his authorised agent;

131.1.2 by leaving the same at his registered address; or

131.1.3 by sending the same by the post or other delivery service in a pre-paid cover addressed to him at his registered address.

131.2 Where a notice or document is given, served or delivered pursuant to Article 131.1.1 or 131.1.2, the giving, service or delivery thereof shall be deemed to have been effected at the time the same was handed to the member or his authorised agent, or left at his registered address (as the case may be).

131.3 Where a notice or document is given, served or delivered pursuant to Article 131.1.3, the giving, service or delivery thereof shall be deemed to have been effected at the expiration of 24 hours after the cover containing it was posted or given to delivery agents (as the case may be). In proving such service or delivery, it shall be sufficient to prove that such cover was properly addressed, pre-paid and posted or given to delivery agents.

131.4 Every legal personal representative, committee, receiver, curator bonis or other legal curator, assignee in bankruptcy or liquidator of a member shall be bound by a notice given as aforesaid if sent to the last registered address of such member, notwithstanding that the Company may have notice of the death, lunacy, bankruptcy, liquidation or disability of such member.

131.5 Without prejudice to the provisions of Articles 131.1.1 and 131.1.2, if at any time by reason of the suspension or curtailment of postal services within the State, the Company is unable effectively to convene a general meeting by notices sent through the post, a general meeting may be convened by a notice advertised on the same day in at least two leading national daily newspapers published in the State and such notice shall be deemed to have been duly served on all members entitled thereto at noon on the day on which the last of such advertisements shall appear. In any such case, the Company shall send confirmatory copies of the notice through the post to those members whose registered addresses are outside the State (if or to the extent that in the opinion of the Directors it is practicable so to do) or are in areas of the State unaffected by such suspension or curtailment of postal services, and if at least 120 hours prior to the time appointed for the holding of the meeting the posting of notices to members in the State, or any part thereof which was previously affected, has become practicable in the opinion of the Directors, the Directors shall send forthwith confirmatory copies of the notice by post to such members. The accidental omission to give any such confirmatory copy of a notice of a meeting to, or the non-receipt of any such confirmatory copy by, any person entitled to receive the same shall not invalidate the proceedings at the meeting.

131.6 Notwithstanding anything contained in this Article, the Company shall not be obliged to take account of or make any investigation as to the existence of any suspension or curtailment of postal services within or in relation to all or any part of any jurisdiction or other area other than the State.

132 SERVICE ON JOINT HOLDERS

A notice may be given by the Company to the joint Holders of a share by giving the notice to the joint Holder whose name stands first in the Register in respect of the share and notice so given shall be sufficient notice to all the joint Holders.

133 SERVICE ON TRANSFER OR TRANSMISSION OF SHARES

133.1 Every person who, by operation of law, transfer or otherwise, becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the Register in respect of the share, has been duly given to a person from whom he derives his title.

133.2 Without prejudice to the provisions of these Articles allowing a meeting to be convened by newspaper advertisement, a notice may be given by the Company to the persons entitled to a share in consequence of the death or bankruptcy of a member by sending or delivering it, in any manner authorised by these Articles for the giving of notice to a member, addressed to such persons at the address, if any, supplied by them for that purpose. Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

134 SIGNATURE TO NOTICES AND DOCUMENTS

134.1 The signature to any notice to be given by the Company may be written or printed.

134.2 Where under these Articles a document requires to be signed by a member or other person then, if in the form of an electronic communication, it must to be valid incorporate the electronic signature or personal identification details (which may be details previously allocated by the Company) of that member or other person, in such form as the Directors may approve, or be accompanied by such other evidence as the Directors may require to satisfy themselves that the document is genuine. The Company may designate mechanisms for validating any such document, and any such document not so validated by use of such mechanisms shall be deemed not to have been received by the Company.

135 DEEMED RECEIPT OF NOTICES

A member present, either in person or by proxy, at any meeting of the Company or of the Holders of any class of shares in the Company shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

PART XXVI - WINDING UP

136 DISTRIBUTION ON WINDING UP

Subject to Article 9.6, if the Company shall be wound up and the assets available for distribution among the members as such shall be insufficient to repay the whole of the paid up share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively; and if in a winding up the assets available for distribution among the members shall be more than sufficient to repay the whole of the share capital paid up at the commencement of the winding up, the excess shall be distributed among the members in proportion to the capital at the commencement of the winding up paid up on the shares held by them respectively; provided, however, that this Article shall not affect the rights of the Holders of shares issued upon special terms and conditions.

137 DISTRIBUTION IN SPECIE

Subject to Article 9.6, if the Company shall be wound up, the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by the Acts, divide among the members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and, for such purpose, may value any assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator, with the like sanction, may vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as, with the like sanction, he determines, but so that no member shall be compelled to accept any assets upon which there is a liability.

PART XXVII - MISCELLANEOUS

138 MINUTES OF MEETINGS

The Directors shall cause minutes to be made of the following matters, namely:

138.1 of all appointments of officers and committees made by the Directors and of their salary or remuneration;

138.2 of the names of all Directors present at each meeting of the Directors and of the names of all members thereof present at each meeting of every committee appointed by the Directors; and

had been properly dealt with in accordance with its terms and was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company; provided always that:

141.2.1 this Article shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant;

141.2.2 nothing in this Article shall be construed as imposing upon the Company any liability in respect of the destruction of any document otherwise than as provided for in this Article which would not attach to the Company in the absence of this Article; and

141.2.3 references in this Article to the destruction of any document include references to the disposal thereof in any manner.

142 UNTRACED SHAREHOLDERS

142.1 The Company shall be entitled to sell to any person whosoever (including, without limitation, the Company acting in accordance with the provisions of the 1990 Act and these Articles) at the best price reasonably obtainable any share of a Holder or any share to which a person is entitled by transmission if and provided that:

142.1.1 during the period of 12 years prior to the date of the publication of the advertisements referred to in Article 142.1.2 (or, if published on different dates, the later one) no cheque or warrant sent by the Company through the post in a pre-paid letter addressed to the Holder or to the person entitled by transmission to the share at his address on the Register or at the last known address given by the Holder or the person entitled by transmission as that to which cheques and warrants are to be sent shall have been cashed and no communication in respect of such share shall have been received by the Company from the Holder or the person entitled by transmission (provided that during such 12 year period at least three dividends shall have become payable in respect of such share);

142.1.2 the Company shall have given notice of its intention to sell such share by advertisement in a leading daily newspaper with a national circulation in the State and in a newspaper circulating in the area in which the address referred to in Article 142.1.1 is located (which advertisements, if not published on the same day, shall have been published within 30 days of each other);

142.1.3 during the further period of three months after the date of the advertisements (or, if published on different dates, the later one) and prior to the exercise of the power of sale, the Company shall not have received any communication in respect of such share from the Holder or person entitled by transmission; and

142.1.4 the Company shall have given notice in writing to the appropriate section of the London Stock Exchange of its intention to sell such share, if shares of the class concerned are listed or dealt in on any regulated market of that Exchange.

142.2 To give effect to any such sale the Company may appoint any person to execute as transferor an instrument of transfer of such share and such instrument of transfer shall be as effective as if it had been executed by the Holder or the person entitled by the transmission to such share. The transferee shall be entered in the Register as the Holder of the shares comprised in any such transfer and he shall not be bound to see to the application of the purchase moneys nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

142.3 If during the period of 12 years referred to in Article 141.1.1, or during any period ending on the date when all the requirements of Article 142.1.1 to 142.1.4 have been satisfied, any additional shares have been issued in respect of those held by the Holder or person entitled by transmission at the beginning of, or previously so issued during, any such period and all the

requirements of Article 142.1 and 142.2 have been satisfied in regard to such additional shares, the Company shall also be entitled to sell the additional shares.

142.4 The Company shall account to the Holder or other person entitled to such share for the net proceeds of such sale by carrying all moneys in respect thereof to a separate account which shall be a permanent debt of the Company and the Company shall be deemed to be a debtor and not a trustee in respect thereof for such Holder or other person. Moneys carried to such separate account may be either employed in the business of the Company or invested in such investments as the Directors may from time to time think fit. No interest shall be payable to such Holder or other person in respect of such moneys and the Company shall not be required to account for any money earned on them.

143 INDEMNITY

Subject to the provisions of and so far as may be admitted by the Acts but without prejudice to any indemnity to which the person concerned may otherwise be entitled, every Director, Managing Director, auditor, Secretary and other officer of the Company and its subsidiary undertakings shall be entitled to be indemnified by the Company against all costs, charges, losses, expenses and liabilities incurred by him in the execution or discharge of his duties or in relation thereto including (without prejudice to the generality of the foregoing) any liability incurred by him in defending any proceedings, civil or criminal, which relate to anything done or omitted to be done or alleged to have been done or omitted by him as an officer or employee of the Company and in which judgment is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to him by the Court.

144 INSURANCE

To the extent permitted by law, the Directors shall have the power to purchase and maintain insurance for the benefit of any person who is or was at any time a Director, Secretary or other officer or employee or auditor of the Company or of any holding company of the Company or of any subsidiary or subsidiary undertaking of the Company or of such holding company, or who is or was at any time a trustee of any pension or retirement benefit scheme for the benefit of any employees or ex-employees of the Company or of any such other company or undertaking as aforesaid, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by any such person in respect of any act or omission in the actual or purported execution or discharge of his duties or in the exercise or purported exercise of his powers or otherwise in connection with his duties, powers or offices in relation to the Company or any such other company or undertaking as aforesaid or any such pension or retirement benefit scheme.

Companies Registration Office

Special Resolution

Companies Acts, 1963 to 2001

Registration fee stamp to be affixed above

This form must be typewritten

Section 141 of the Companies Act 1963

Company Number 394943

G1 (16)

Company name *in full* AgCert International Limited

Passed pursuant to written resolution of the members

On the Day 29 Month April Year 2005

The following Special resolution was duly passed.

SEE ATTACHED RESOLUTIONS.

I hereby certify that the above particulars are correct ☒ Director Company Secretary

Signature [signature] Date 29/04/2005

Name *PAUL D'ALTON*

Presenter's name

Matheson Ormsby Prentice

Address

30 Herbert Street, Dublin 2

Telephone Number

01 619 9000

Reference

Fordes

RECEIVED
2005 OCT -4 P 12:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

2582096.1

SPECIAL RESOLUTIONS

1. That, forthwith and contingent upon the issue by the Company to IFC and AP of an aggregate nominal value of €8,376,450 of Series "C" Loan Notes, the Company be re-registered as a public company in accordance with section 9 of the 1983 Act with the name AgCert International Plc and the Directors be and are hereby authorised to apply for the re-registration of the Company as a public company under the name of AgCert International plc, and accordingly that:-

   (a) The following new clause 2 to be inserted into the Company's memorandum of association:

   "The Company is to be a public company";

   and the remaining clauses to be renumbered accordingly; and

   (b) The name AgCert International plc be substituted for the name "AgCert International Limited" in clause 1 of the Company's memorandum of association; and

   (c) The regulations contained in the printed document attached hereto and marked "C" for the purposes of identification be and they are hereby adopted as the articles of association of the Company and substitution for and to the exclusion of all existing articles of association of the Company.

2. For the purposes of this Resolution, the following terms should have the following meanings:-

"1983 Act"	means the Companies (Amendment) Act 1983
"AP"	means Antipodean Partners, LLC
"Directors"	means the directors of the Company
"IFC"	means the International Finance Corporation
"Series "C" Loan Notes"	means the Series "C" variable rate redeemable unsecured convertible loan notes of the Company, issuable pursuant to the Series "C" Loan Note Instrument

Certificate Number 394943

Form No.71

THE COMPANIES ACTS, 1963 TO 1999

71 Application by a private or unlimited company for re-registration as a public limited company

Companies Registration Fee Stamp to be impressed here.

Please do not write in this binding margin

Pursuant to section 9(1) or section 11 of the Companies (Amendment) Act, 1983.

FEE PAID IN FULL RECEIPT No.
12 MAY 2005 4 24
COMPANIES REGISTRATION OFFICE

6619

Please complete legibly, preferably in black type, or bold block lettering

Insert full name of Company

Name of company

AgCert International Limited

hereby applies to be re-registered as a public limited company under the Companies Acts, 1063 to 1983, by the name of AgCert International Public Limited Company

†delete as appropriate

and for that purpose delivers the undermentioned documents for registration under the said Acts.

Signed [signature] [Director] ~~[Secretary]~~ †Date 29/04/2005

Documents delivered for registration with this application:

1. Printed copy of memorandum and articles as altered in pursuance of the special resolution
2. Copy of auditors' written statement in accordance with section 9(1)(b) of the Companies (Amendment) Act, 1983
3. Copy of relevant balance sheet and auditors' unqualified report thereon
4. Copy of any valuation report (if applicable)
5. Declaration made by Director or Secretary in accordance with section 9(1)(b) of the Companies (Amendment) Act, 1983 on Form No. 72)

Presenter's name, address and reference (if any):

Matheson Ormsby Prentice
30 Herbert Street
Dublin 2

Certificate Number394943 Form No.72

THE COMPANIES ACTS, 1963 TO 1999

72 Declaration of compliance by a private or unlimited company with the requirements for re-registration as a public limited company

Please do not write in this binding margin

Pursuant to section 9 or section 11 of the Companies (Amendment) Act, 1983.

Companies Registration Fee Stamp to be impressed here.

Please complete legibly, preferably in black type, or bold block lettering

Name of company

*Insert full name of Company

AgCert International Limited

I Paul D'alton

Of Adare, Carrickbrennan Road, Monkstown, County Dublin

†delete as appropriate

‡insert date

being ~~(the secretary)~~ (a director)† of the above-named company, do solemnly declare that:

1. the company, on 29 April 2005 ‡, passed a special resolution that the company should be re-registered as
2. a public limited company;
3. the conditions specified in section 9(1)(c) of the Companies (Amendment) Act, 1983 are satisfied;
4. between the balance sheet date and the application for re-registration, there has been no change in the financial position
5. resulting in the amount of the company's net assets being less than the aggregate of its called share capital and undistributable reserves.

And I make this solemn declaration conscientiously believing the same to be true and by virtue of the Statutory Declaration Act, 1938.

Signature of Declarant

P D'alton

Declared before me by Paul'D'alton

who is personally

known to me (or ~~who is identified to me by~~

~~who is personally~~

~~known to me)~~ at 30 Herbert St. Dublin 2

this 5 day of May 2005

V. J. Kirwan A ~~Commissioner for Oaths~~ (a) Practising Solicitor

(a) or Notary Public or Peace Commissioner

Presenter's name, address and reference (if any):

Matheson Ormsby Prentice
30 Herbert Street
Dublin 2

P22278 Bpl. 3m 4/91 Fodhla 901337-Ind.

KPMG

KPMG
Chartered Accountants
1 Stokes Place
St. Stephen's Green
Dublin 2
Ireland

Auditors statement to the directors of AgCert International Limited pursuant to Section 9(3)(b) of the Companies (Amendment) Act 1983

We have examined the balance sheet of AgCert International Limited as at 30 December 2004 which formed part of the non-statutory financial statements of AgCert International Limited for the period then ended audited by us. The scope of our work for the purpose of this statement was limited to an examination of the relationship of amounts stated in the audited non-statutory balance sheet in connection with the company's proposed registration as a public limited company.

In our opinion the balance sheet shows that at 30 December 2004, the amount of the company's net assets was not less than the aggregate of its share capital and undistributable reserves.

KPMG

KPMG
Chartered Accountants
Registered Auditors

11 May 2005

AgCert International Limited

Non-statutory financial statements

Period from incorporation, 8 December 2004 to 30 December 2004

Registered number *394943*

AgCert International Limited

Non-statutory financial statements

Contents | *Page*

AgCert International Limited

Directors and other information

Directors	Merrick G Andlinger	(American)	(Appointed 8 December 2004)
	Alan Tank	(American)	(Appointed 24 February 2005)
	Gregory W Haskell	(American)	(Appointed 11 January 2005)
	Paul M D'Alton	(Irish)	(Appointed 18 April 2005)
	Sir Robert Malpas	(British)	(Appointed 26 April 2005)
	Dr Franz Fischler	(Austrian)	(Appointed 26 April 2005)
	Peter Murray	(Irish)	(Appointed 26 April 2005)
	Patrick E Fanning	(Irish)	(Appointed 8 December 2004 Resigned 18 April 2005)
	Stephen A Magida	(American)	(Appointed 8 December 2004 Resigned 2 May 2005)
Secretary	Paul M D'Alton		(Appointed 02 May 2005)
	Stephen A Magida		(Appointed 8 December 2004 Resigned 2 May 2005)
Auditors	KPMG Chartered Accountants 1 Stokes Place St. Stephen's Green Dublin 2		
Registered office	30 Herbert Street Dublin 2 Ireland		
Bankers	Ulster Bank Ireland Limited Walkinstown Cross Branch Walkinstown Cross Dublin 12 Ireland		
Solicitors	Matheson Ormsby Prentice 30 Herbert Street Dublin 2 Ireland		

AgCert International Limited

Statement of directors' responsibilities

The Directors are responsible for preparing these non-statutory financial statements that give a true and fair view of the state of the affairs of the company and of the profit or loss of the company for the period. In preparing these non-statutory financial statements, the directors are required to:

- select suitable accounting policies and apply them consistently;
- make judgements and estimates that are reasonable and prudent; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper books of account which disclose with reasonable accuracy at any time the financial position of the company and which enable them to ensure that the statutory financial statements, which are separately prepared, comply with the Companies Acts, 1963 to 2003 and all Regulations to be construed as one with those Acts. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

On behalf of the board

Merrick G Andlinger *Director*	Paul M D'Alton *Director*	11 May 2005

AgCert International Limited

Independent Auditors' report to the members of AgCert International Limited

We have audited the non-statutory financial statements on pages 4 to 7 which have been prepared in accordance with the accounting policies and basis of preparation note on page 6. These financial statements are not the annual statutory financial statements of the Company.

This report is made solely to the directors, as a body, and our work has been undertaken solely to enable us to report on the matters set out in a letter prepared pursuant to Section 9(3)(b) of the Companies (Amendment) At 1983. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the directors, as a body, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As described on page 2 the directors are responsible for preparing the non-statutory financial statements. Under the terms of our engagement, our responsibility is to report on the financial statements as independent auditors. In carrying out those responsibilities, we follow auditing standards as established by the Auditing Practices Board and our profession's ethical guidance.

We report to you our opinion as to whether the non-statutory financial statements give a true and fair view and are properly prepared in accordance with the basis of preparation note on page 6.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the non-statutory financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the non-statutory financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the non-statutory financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the non-statutory financial statements.

Opinion

In our opinion, the non-statutory financial statements, which have been prepared in accordance with the basis of preparation note set out on page 6, give a true and fair view, as an individual entity, of the state of affairs of the company as at 30 December 2004.

KPMG

KPMG
Chartered Accountants

11 May 2005

AgCert International Limited

Income statement
for the period from incorporation, 8 December 2004 to 30 December 2004

The Company did not trade during the financial period and received no income and incurred no expenditure. Consequently, during this period the Company made neither a profit nor a loss.

The closing balance on the cumulative profit and loss account accordingly remains at €nil

The Company had no other recognised income and expense nor any cash flows during this period and accordingly no statement of recognised income and expense, reconciliation of movements in shareholders' funds or statement of cash flows is presented.

On behalf of the board

Merrick G Andlinger
Director

Paul M D'Alton
Director

AgCert International Limited

Balance sheet
at 30 December 2004

	Note	2004 €
Other receivables	1	10,000
Total current assets		10,000
Total assets		10,000
Equity		
Issued capital		10,000
Total equity attributable to Equity holders of the Company	*2*	10,000
Total equity and liabilities		10,000

On behalf of the board

Merrick G Andlinger
Director

Paul M D'Alton
Director

AgCert International Limited

Notes

Significant accounting policies

AgCert International Limited is a company domiciled in the Republic of Ireland, with a principal place of business at 3 Ballymount Trading Estate, Suite 200, Ballymount, Dublin 12, Ireland. The Company's registered office address is 30 Herbert Street, Dublin 2, Ireland.

a Statement of compliance

The non-statutory financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) and their interpretations adopted by the International Accounting Standards Board (IASB). The non-statutory financial statements also comply with IFRS as endorsed by the European Commission.

b Basis of preparation

The non-statutory financial statements are presented in euro. They are prepared on the historical cost basis.

The preparation of non-statutory financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of asset and liabilities, income and expenses. The estimates and associated assumptions are based on management's best judgement as to what is reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

c Other receivables

Other receivables are stated at their cost less impairment losses (see accounting policy d below).

d Impairment

The carrying amounts of the Company's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated (see accounting policy d(i) below).

An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds it recoverable amount. Impairment losses are recognised in the income statement.

(i) Calculation of recoverable amount
The recoverable amount of the Company's investments in receivables carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (i.e., the effective interest rate computed at the time of initial recognition of these financial assets). Receivables with a short duration are not discounted.

Notes *(continued)*

1 Other receivables

	30 December 2004 €
Amounts due on share capital	10,000
	10,000

Other receivables are shown net of impairment losses of €nil.

2 Capital and reserves

Reconciliation of movements in share capital

	Share capital Number 000	*Share capital* Value €
(i) Authorised		
Ordinary shares with a par value of €0.01 per share	30,000	300,000
Balance at 30 December 2004	30,000	300,000
(ii) Called up, issued and unpaid		
Ordinary shares of €0.01 each	1,000	10,000
On issue at 30 December 2004, unpaid	1,000	10,000

Ordinary shares

The holders of the ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company.

3 Approval of non-statutory financial statements

The directors approved these non-statutory financial statements on 11 May 2005.

RECEIVED
2005 OCT -4 P 12:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

COMPANIES ACTS 1963 to 2003

COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION OF

AGCERT INTERNATIONAL PLC

(As adopted by Special Resolution of 29 April 2005)

1. The name of the Company is: **AGCERT INTERNATIONAL PLC**

2. The Company is to be a public company.

3. The objects for which the Company is established are:

   (a) To acquire, own, register, sell, distribute, exchange and finance, and to manage and trade risks associated with, environmental benefits including but not limited to greenhouse gas emission reductions (whether verified, certified or otherwise) and allowances (collectively "Environmental Benefits"), contract with purchasers of Environmental Benefits, contract with farmers and other potential generators of Environmental Benefits for applicable data, acquire technology related to Environmental Benefits and finance and implement potential applications of such technology (including anaerobic digesters and co-generation and other potential energy applications), finance local country data collection and monitor activity, finance external validation and verification reporting, act as sales agent, conclude sales contracts and provide certain management functions in connection with the aforegoing.

   (b) To invest any monies of the Company in such investments and in such manner as may from time to time be determined, and to hold, sell or deal with such investments and generally to purchase, take on lease or in exchange or otherwise acquire any real and personal property and rights or privileges.

   (c) To develop and turn to account any land acquired by the Company or in which it is interested and in particular by laying out and preparing the same for building purposes, constructing, altering, pulling down, decorating, maintaining, fitting up and improving buildings and conveniences, and by planting, paving, draining, farming, cultivating, letting on building lease or building agreement and by advancing money to and entering into contracts and arrangements of all kinds with builders, tenants and others.

   (d) To acquire and hold shares and stocks of any class or description, debentures, debenture stock, bonds, bills, mortgages, obligations, investments and Securities of all descriptions and of any kind issued or guaranteed by any company, corporation or undertaking of whatever nature and wheresoever constituted or carrying on business or issued or guaranteed by any government, state, dominion, colony, sovereign ruler, commissioners, trust, public, municipal, local or other authority or body of whatsoever nature and wheresoever situated and investments, securities and property of all descriptions and of any kind, including real and chattel real estates, mortgages, reversions, assurance policies, contingencies and choses in action.

   (e) To purchase for investment property of any tenure and any interest therein, and to make advances upon the security of land or other similar property or any interest therein.

   (f) To acquire by purchase, exchange, lease, fee farm grant or otherwise, either for an estate in fee simple or for any less estate or other estate or interest, whether

2585291.1

immediate or reversionary and whether vested or contingent, any lands, tenements or hereditaments of any tenure, whether subject or not to any charges or encumbrances, and to hold, farm, work and manage and to let, sublet, mortgage or charge land and buildings of any kind, reversions, interests, annuities, life policies, and any other property real or personal, movable or immovable, either absolutely or conditionally, and either subject or not to any mortgage, charge, ground rent or other rents or encumbrances.

(g) To erect or secure the erection of buildings of any kind with a view of occupying or letting them and to enter into any contracts or leases and to grant any licences necessary to effect the same.

(h) To maintain and improve any lands, tenements or hereditaments acquired by the Company or in which the Company is interested, in particular by decorating, maintaining, furnishing, fitting up and improving houses, shops, flats, maisonettes and other buildings and to enter into contracts and arrangements of all kinds with tenants and others.

(i) To sell, exchange, mortgage (with or without power of sale), assign, turn to account or otherwise dispose of and generally deal with the whole or any part of the property, shares, stocks, securities, estates, rights or undertakings of the Company, real, chattel real or personal, movable or immovable, either in whole or in part, upon whatever terms and whatever consideration the Company shall think fit.

(j) To take part in the management, supervision, or control of the business or operations of any company or undertaking, and for that purpose to appoint and remunerate any directors, accountants, or other experts or agents to act as consultants, supervisors and agents of other companies or undertakings and to provide managerial, advisory, technical, design, purchasing and selling services.

(k) To make, draw, accept, endorse, negotiate, issue, execute, discount and otherwise deal with bills of exchange, promissory notes, letters of credit, circular notes, and other negotiable or transferable instruments.

(l) To redeem, purchase, or otherwise acquire in any manner permitted by law and on such terms and in such manner as the Company may think fit any shares in the Company's capital.

(m) To guarantee, support or secure whether by personal covenant or by mortgaging or charging all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company or by both such methods the performance of the obligations of, and the repayment or payment of the principal amounts of and the premiums, interest and dividends on any security of any person, firm or company including (without prejudice to the generality of the foregoing) any company which is for the time being the Company's holding company or subsidiary as defined by Section 155 of the Companies Act 1963 or another subsidiary as defined by the said Section of the Company's holding company or otherwise associated with the Company in business notwithstanding the fact that the Company may not receive any consideration, advantage or benefit, direct or indirect from entering into such guarantee or other arrangement or transaction contemplated herein.

(n) To the extent permitted by law, indemnify every Director, Auditor, Secretary and other officer of the Company and its subsidiary undertakings (as defined by Regulation 4 of the European Communities (Companies: Group Accounts) Regulations, 1992); against all costs, charges, losses, expenses and liabilities incurred by him in the execution or discharge of his duties or in relation thereto including (without prejudice to the generality of the foregoing) any liability incurred by him in defending any proceedings, civil or criminal, which relate to anything done or omitted to be done or alleged to have been done or omitted by him as an officer or employee of the Company and in which judgment is given in his favour (or the proceedings are

otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to him by the Court.

(o) To lend the funds of the Company with or without security and at interest or free of interest and on such terms and conditions as the directors shall from time to time determine.

(p) To raise or borrow or secure the payment of money in such manner and on such terms as the directors may deem expedient whether or not by the issue of bonds, debentures or debenture stock, perpetual or redeemable, or by mortgage, charge, lien or pledge upon the whole or any part of the undertaking, property, assets and rights of the Company, present or future, including its uncalled capital and generally in any other manner as the directors shall from time to time determine and to enter into or issue interest and currency hedging and swap agreements, forward rate agreements, interest and currency futures or options and other forms of financial instruments, and to purchase, redeem or pay off any of the foregoing and to guarantee the liabilities of the Company or any other person, and any debentures, debenture stock or other securities may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, transfer, drawings, allotments of shares, attending and voting at general meetings of the Company, appointment of directors and otherwise.

(q) To accumulate capital for any of the purposes of the Company, and to appropriate any of the Company's assets to specific purposes, either conditionally or unconditionally, and to admit any class or section of those who have any dealings with the Company to any share in the profits thereof or in the profits of any particular branch of the Company's business or to any other special rights, privileges, advantages or benefits.

(r) To reduce the share capital of the Company in any manner permitted by law.

(s) To make gifts or grant bonuses to officers or other persons who are or have been in the employment of the Company and to allow any such persons to have the use and enjoyment of such property, chattels or other assets belonging to the Company upon such terms as the Company shall think fit.

(t) To establish and maintain or procure the establishment and maintenance of any pension or superannuation fund (whether contributory or otherwise) for the benefit of and to give or procure the giving of donations, gratuities, pensions, annuities, allowances, emoluments or charitable aid to any persons who are or were at any time in the employment or service of the Company or any of its predecessors in business, or of any company which is a subsidiary of the Company or who may be or have been directors or officers of the Company, or of any such other company as aforesaid, or any persons in whose welfare the Company or any such other company as aforesaid may be interested and the wives, widows, children, relatives and dependants of any such persons and to make payments towards insurance and assurance and to form and contribute to provident and benefit funds for the benefit of such persons and to remunerate any person, firm or company rendering services to the Company, whether by cash payment, gratuities, pensions, annuities, allowances, emoluments or by the allotment of shares or securities of the Company credited as paid up in full or in part or otherwise.

(u) To employ experts to investigate and examine into the conditions, prospects, value, character and circumstances of any business concerns, undertakings, assets, property or rights.

(v) To insure the life of any person who may, in the opinion of the Company, be of value to the Company, as having or holding for the Company interests, goodwill, or influence or otherwise and to pay the premiums on such insurance.

(w) To distribute either upon a distribution of assets or division of profits among the Members of the Company in kind any property of the Company, and in particular any shares, debentures or securities of other companies belonging to the Company or of which the Company may have the power of disposing.

(x) To do and carry out all or any of the foregoing objects in any part of the world and either as principals, agents, contractors, trustees or otherwise, and either by or through agents, trustees or otherwise and either alone or in partnership or in conjunction with any other company, firm or person, provided that nothing herein contained shall empower the Company to carry on the businesses of insurance.

(y) To apply for, purchase or otherwise acquire any patents, brevets d'invention, licences, trade marks, industrial designs, know-how, concessions and other forms of intellectual property rights and the like conferring any exclusive or non-exclusive or limited or contingent rights to use, or any secret or other information as to any invention or process of the Company, or the acquisition of which may seem calculated directly or indirectly to benefit the Company, and to use, exercise, develop, or grant licences in respect of, or otherwise turn to account the property, rights or information so acquired.

(z) To enter into partnership or into any arrangement for sharing profits, union of interests, cooperation, joint venture, reciprocal concession or otherwise with any person or company carrying on or engaged in or about to carry on or engage in any business or transaction which the Company is authorised to carry on or engage in or any business or transaction capable of being conducted so as directly or indirectly to benefit the Company.

(aa) To acquire and undertake the whole or any part of the undertaking, business, property and liabilities of any person or company carrying on any business which the Company is authorised to carry on or which is capable of being conducted so as to benefit the Company directly or indirectly or which is possessed of assets suitable for the purposes of the Company.

(bb) To adopt such means of making known the Company and its products and services as may seem expedient.

(cc) To acquire and carry on any business carried on by a subsidiary or a holding company of the Company or another subsidiary of a holding company of the Company.

(dd) To promote any company or companies for the purpose of acquiring all or any of the property and liabilities of this Company or for any other purpose which may seem directly or indirectly calculated to benefit this Company.

(ee) To amalgamate with, merge with or otherwise become part of or associated with any other company or association in any manner permitted by law.

(ff) To do and carry out all such other things, except the issuing of policies of insurance, as may be deemed by the Company capable of being conveniently carried on in connection with the above objects or any of them or calculated to enhance the value of or render profitable any of the Company's properties or rights.

And it is hereby declared that the word "company" in this clause, except where used in reference to this Company, shall be deemed to include any person, partnership or other body of persons whether incorporated or not incorporated and whether domiciled in the State or elsewhere and that the objects of the Company as specified in each of the foregoing paragraphs of this clause shall be separate and distinct objects and shall not be in anywise limited or restricted by reference to or inference from the terms of any other paragraph or the name of the Company.

4. The liability of the members is limited.

5. The share capital of the Company is €301,000 divided into 3,000,000,000 Ordinary shares of €0.0001 each and 10,000,000 Series A Redeemable Non-Convertible Shares of €0.0001 each.

The shares in the original or any increased share capital of the Company may be divided into several classes, and there may be attached thereto respectively any preferential, deferred or other special rights, privileges, conditions or restrictions as to dividend, capital, voting or otherwise.

We, the several persons whose names, addresses and descriptions are subscribed, wish to be formed into a Company in pursuance of this Memorandum of Association and we agree to take the number of shares in the capital of the Company set opposite our respective names.

NAMES, ADDRESSES AND DESCRIPTIONS OF SUBSCRIBERS	NUMBER OF SHARES TAKEN BY EACH SUBSCRIBER
Andlinger Capital III LLC 105 Harbor Drive, Suite 125 Stamford, CT 06902 USA	FIVE HUNDRED THOUSAND ORDINARY SHARES (500,000)
XL TechGroup Inc. 1901 S. Harbor City Blvd, Suite 300 Melbourne, FL 32901 USA	FIVE HUNDRED THOUSAND ORDINARY SHARES (500,000)
TOTAL NUMBER OF SHARES TAKEN UP	ONE MILLION

Dated this 2nd day of December 2004

Witness to the above signature: Mark F. Callaghan

Name: Mark F Callaghan
Address: 303 South Broadway
Suite 229
Tarrytown, NY 10591
Occupation: Executive

2585291.1

COMPANIES ACTS 1963 TO 2003 "C"

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

AgCert International Plc

(Incorporated on 8 December 2004)

(as adopted by Special Resolution passed on 29 April 2005)

MATHESON ORMSBY PRENTICE
30 Herbert Street
Dublin 2
Ireland

TEL + 353 1 619 9000
FAX + 353 1 619 9010

TABLE OF CONTENTS

COMPANIES ACTS 1963 TO 2003

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

AgCert International Plc

(as adopted by Special Resolution passed on 29 April 2005)

PART I - PRELIMINARY

1 TABLE "A" NOT TO APPLY

No articles or similar regulations set out in any statute, or contained in any instrument made under any statute, concerning companies shall apply to the Company, but the following shall be the Articles of Association of the Company.

2 INTERPRETATION

2.1 In these Articles, unless the context otherwise requires, the following expressions shall have the following meanings:

the "**Acts**" means the Companies Acts 1963 to 2003;

"**Applicable Law**" means any common or customary law, constitutional law, any statute, regulation, resolution, rule, ordinance, communiqué, enactment, judgment, order, code, decree, directive, notification, clarification, guideline, policy, requirement or other governmental restriction and any form or decision of or determination by or interpretation of any of the foregoing (whether or not having the force of law) by any Authority, now or hereafter in effect, in each case as amended, re-enacted or replaced;

"**Applicable Percentage**" means the percentage equal to the variable C in the equation set forth in Article 8.2;

the "**1963 Act**" means the Companies Act 1963;

the "**1983 Act**" means the Companies (Amendment) Act 1983;

the "**1990 Act**" means the Companies Act 1990;

"these **Articles**" means these articles of association as originally adopted or as from time to time altered or varied (and "Article" means one of these Articles);

"**Asset Sale**" means the sale or transfer of all or substantially all of the business, operations or assets of the Company and its Subsidiaries, taken as a whole and whether effected in one or in a series of transactions;

the "**Auditors**" means the auditors of the Company as at the Date of Adoption;

"**Authority**" means any national, supernational, regional or local government or governmental, administrative, fiscal, judicial, or government-owned body, department, commission, authority, tribunal, agency or entity, or central bank (or any Person, whether or not government owned and howsoever constituted or called, that exercises the functions of a central bank);

"**Authorization**" means any consent, registration, filing, agreement, notarization, certificate, licence, approval, permit, authority or exemption from, by or with any Authority, whether given by express action or deemed given by failure to act within any specified time period and all corporate, creditors', shareholders' and third party approvals or consents;

"**Board**" means the board of directors of the Company as constituted from time to time;

the "**Company**" means AgCert International Limited, registered number 394943;

"**Change of Control**" shall mean a transaction (or series of transactions) that results in either (1) the Sponsors beneficially owning less than 50% of the issued Ordinary Shares or (2) any person other than a Sponsor or The Investor owning more Ordinary Shares than the aggregate Ordinary Shares beneficially owned by the Sponsors at that time; for this definition, beneficial ownership is defined by Rule 13d-3 under the United States Securities Exchange Act of 1934,

"**Control**" shall mean the possession, directly or indirectly, by a person of the power to direct or cause the direction of the management and policies of another person through the ownership of voting securities or otherwise; and "Controlling" and "Controlled" have corresponding meanings;

"**Clear Days**" means, in relation to any period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;

"**Closing Date**" shall have the meaning given thereto in the Shareholder's Agreement;

"**Competitor**" means, at any time, any Person at that time carrying on, offering or participating in a business, venture, activity or company which deals with, carries on or offers substantially overlapping product lines and customer base with that of the Company's business;

"**Date of Adoption**" means the original date of adoption of these Articles (being 29 April 2005);

"**Depositary**" means a custodian or other person (or a nominee for such custodian or other person) appointed under contractual arrangements with the Company or other arrangements approved by the Directors whereby such custodian or other person or nominee holds or is interested in shares of the Company or rights or interests in shares of the Company and issues securities or other documents of title or otherwise evidencing the entitlement of the holder thereof to or to receive such shares, rights or interests, provided and to the extent that such arrangements have been approved by the Directors for the purposes of these Articles, and shall include, where approved by the Directors, the trustees (acting in their capacity as such) of the Employee Share Option Scheme;

the "**Directors**" means the directors for the time being of the Company or those of them present at a duly convened meeting of directors of the Company at which a quorum is present, and "**Director**" means a director for the time being of the Company;

"**Employee Share Option Scheme**" means any share option, share participation or profit sharing scheme(s) adopted by the Company after the Date of Adoption principally for the benefit of employees or those in the service of the Company and/or its subsidiaries or their respective businesses and the managers (acting in their capacity as such) of any investment or savings plan which in each case the Directors have approved in accordance with the terms of the Shareholders' Agreement, and which do not represent more than 10% of the entire issued fully diluted equity share capital of the Company;

the "**Holder**" means, in relation to any share, the member whose name is entered in the Register as the holder of the share or, where the context permits, the members whose names are entered in the Register as the joint Holders of the share;

"The Investor" means International Finance Corporation;

"Investors" means The Investor and Antipodean Partners, LLC and each shall be an **"Investor"**;

the **"London Stock Exchange"** means the London Stock Exchange plc;

"Notes" mean the Series C Convertible Loan Notes of the Company, issued or to be issued to the Investors pursuant to the Subscription Agreement in the form attached as Schedule 10 to the Subscription Agreement and which are subject to the terms and conditions specified in the Series C Loan Note Instrument;

the **"Office"** means the registered office for the time being of the Company;

"Ordinary Shares" means ordinary shares of €0.0001 each in the capital of the Company;

"paid (up)" means, in relation to a share, paid or credited as paid (up);

"Person" means any natural person, corporation, company, partnership, firm, voluntary association, joint venture, trust, unincorporated organisation, Authority or any other entity whether acting in an individual, fiduciary or other capacity;

"Qualified IPO" shall mean an underwritten public offering of Ordinary Shares;

(i) resulting in cash proceeds (net of underwriting discounts, commissions and expenses and any other expenses associated with such offering) to the Company of at least €38,783.741;

(ii) where the Ordinary Shares are listed on a Relevant Market; and

(iii) following the consummation of which, the Ordinary Shares publicly traded on such exchange shall constitute no less than fifteen percent (15%) of the Ordinary Shares;

"Series A Preferred Shares" means the series A redeemable non-convertible shares of €0.0001 each in the capital of the Company or any of such shares;

"Series A Preferred Shares Majority" means the Person holding a majority in nominal value of the Series A Preferred Shares for the time being outstanding;

the **"Register"** means the register of members to be kept as required by the Acts;

the **"Regulations"** means the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996, as amended from time to time and any provisions of or under the Acts which supplement or replace such Regulations;

"Relevant Market" shall mean the Alternative Investment Market of the London Stock Exchange, the London Stock Exchange, the Nasdaq Stock Market, or any other reputable automated quotation system(s) or stock exchange(s), in Europe, the United States reasonably acceptable to The Investor;

the **"Seal"** means the common seal of the Company or (where relevant) the official securities seal kept by the Company pursuant to the Acts;

the "Secretary" means the secretary for the time being of the Company or any other person appointed to perform any of the duties of the secretary of the Company, including a joint, assistant or acting secretary;

"Series "C" Loan Note Instrument" means the series "C" variable rate redeemable convertible loan note instrument duly constituted by the Company at a meeting of the Board on 29 April 2005;

"**share**" means any share (whether issued or unissued) in the capital of the Company of whatever class;

"**Share Capital**" means the total paid up share capital of the Company determined on a fully diluted basis by assuming that all Share Equivalents have been converted into Ordinary Shares;

"**Share Equivalents**" mean convertible preference shares, bonds, loans, notes, warrants or other similar instruments or securities which are convertible into or exchangeable for, or which carry a right to subscribe for or purchase shares in the Company in each case, on a converted basis;

"**Share Sale**" means any transaction involving the sale of shares (or any interest therein) by one or more holder of shares that results in a Change of Control, whether effected in one or a series of transactions;

"**Shareholders**" collectively, the Sponsors, the Investors, and any other Person holding shares (other than shares that have been sold in a public offering by the Company), and "Shareholder" shall refer to any one of them, as the context may require;

"**Shareholding**" the number or the percentage (as the context may require) of shares held by a Shareholder in relation to the total number of shares held by all the Shareholders; unless expressly mentioned otherwise. All references to the Shareholding of a Person shall be deemed to include Share Equivalents, if any, held by the Person (calculated for this purpose as if all outstanding Share Equivalents had been fully converted into Ordinary Shares);

"**Shareholders' Agreement**" means the shareholders' agreement entered into by AgCert International, LLC, Antipodean Partners LLC, the Sponsors, The Investor and the Company dated 29 April 2005;

"**Sponsors**" means Andlinger Capital III, LLC and XL Tech Group Inc (being the holders of the entire issued Ordinary Share capital of the Company immediately prior the Date of Adoption);

the "State" means the Republic of Ireland;

"**Stock Exchange Nominee**" has the meaning given to such expression by section 1 of the Companies (Amendment) Act, 1977;

"**Subscription Agreement**" means the subscription agreement entered into by AgCert International LLC, the Sponsors, the Investors and the Company dated 29 April 2005;

"**Subscription Date**" means the date of the issue and allotment of the Notes and the Series A Preferred Shares pursuant to the Subscription Agreement;

"**subsidiary undertaking**" has the meaning given to such expression by Regulation 4 of the European Communities (Companies: Group Accounts) Regulations, 1992;

"**Trade Sale** shall mean: (i) an Assets Sale or (ii) a Share Sale or (iii) any other transaction resulting in a Change of Control;

"**Transfer**" means to transfer, sell, assign, pledge, hypothecate, create a security interest in or lien on, place in trust (voting or otherwise) transfer by operation of law or in any other way subject to any encumbrance or dispose of, whether or not voluntarily;

"**UK Listing Authority**" means the Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000 of the United Kingdom;

"**US Securities Act**" means the US Securities Act of 1933, as amended.

2.2 Expressions in these Articles referring to writing shall be construed, unless the contrary intention appears, as including references to printing, lithography, photography and any other modes of representing or reproducing words in a legible and non-transitory form. Expressions in these Articles referring to execution of any document shall include any mode of execution whether under seal or under hand.

2.3 Unless specifically defined herein or the context otherwise requires, words or expressions defined in the Acts in force as at the date on which these Articles are adopted shall bear the same meaning in these Articles, except that the word "company" shall include any body corporate.

2.4 The headings and captions included in these Articles are inserted for convenience of reference only and shall not be considered a part of or affect the construction or interpretation of these Articles.

2.5 Unless the context otherwise requires, references in these Articles to any enactment or any section or provision thereof shall include any statutory modification or re-enactment thereof for the time being in force.

2.6 In these Articles, unless the context otherwise requires, words importing any gender shall include all genders, and the singular number shall include the plural, and vice versa, and words importing persons shall include firms or companies.

2.7 Unless the context otherwise requires, any reference in an Article shall be construed as a reference to that Article.

2.8 References in these Articles to "EUR" or "€" are references to euro.

2.9 References to US$ are references to United States Dollars.

2.10 The expression "address" shall include, in relation to an electronic communication, any number or address (including in the case of an Uncertificated Proxy Instruction (as defined in Article 70) permitted under Article 70, an identification number of a participant in the relevant system) used for the purpose of such communication.

3 FORM OF RESOLUTION

3.1 Subject to the Acts:

3.1.1 a special resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required under the Acts or these Articles;

3.1.2 a resolution in writing executed by or on behalf of each member who would have been entitled to vote upon it if it had been proposed at a general meeting shall be as valid and effective for all purposes as if the resolution had been passed at a general meeting duly convened and held and if described as a special resolution shall be deemed to be a special resolution, and such resolution may consist of several documents in the like form each executed by one or more of the members.

PART II- SHARE CAPITAL AND VARIATION OF RIGHTS

4 SHARE CAPITAL

The share capital of the Company is €301,000 divided into 3,000,000,000 Ordinary Shares of €0.0001 each and 10,000,000 Series A Preferred Shares of €0.0001 each.

5 RIGHTS OF SHARES ON ISSUE

Without prejudice to any special rights conferred on the Holders of any existing shares or class of shares and subject to the provisions of the Acts and these Articles, any share may be issued with such rights or restrictions (whether as regards dividends, return of capital, voting or otherwise) as the Company may from time to time by ordinary resolution determine.

6 REDEEMABLE SHARES

Subject to the provisions of the Acts, any shares may be issued on terms that they are, or are liable at the option of the Company or the Holder, to be redeemed on such terms and in such manner as may be provided by these Articles, and the Company may convert any of its shares into redeemable shares. Subject as aforesaid, the Company may cancel any shares which it has redeemed or may hold them as treasury shares and re-issue any such treasury shares as shares of any class or classes or cancel them.

7 POWER TO ALLOT SHARES

7.1 Subject to the provisions of the Acts, any resolution of the Company in general meeting and as may be provided for in these Articles, the shares shall be at the disposal of the Directors who may allot (with or without conferring a right of renunciation), grant options over or otherwise dispose of them to such persons, on such terms and conditions and at such times as they may consider to be in the best interests of the Company and its members, but so that no share shall be allotted at a discount and so that, except in the case of shares allotted pursuant to an Employees' Share Option Scheme, the amount payable on application on each share shall not be less than one-quarter of the nominal amount of the share and the whole of any premium thereon.

7.2 The Company may issue a warrant or certificate to any person to whom the Company has granted the right to subscribe for shares in the Company (other than under a share option scheme for employees), certifying the right of the holder thereof to subscribe for shares in the Company upon such terms and conditions as the right may have been granted.

8 SHARE RIGHTS

8.1 Rights

The Series A Preferred Shares shall constitute a separate class of shares from the Ordinary Shares as set out in this Article 8.

8.2 Notice, Attendance and voting at Meetings

The Holders of the Series A Preferred Shares shall be entitled to receive notice of, attend and (prior to a Qualified IPO) vote at general meetings of the Company. Prior to a Qualified IPO, the Series A Preferred Shares shall entitle the Holders thereof to vote together with the Holders of the Ordinary Shares. On a show of hands every Holder of Series A Preferred Shares shall have one vote and, on a poll every Holder of Series A Preferred Shares who is present in person or by proxy shall have in respect of its entire holding of Series A Preferred Shares such number of votes as is determined by the following formula:

$$V = \frac{A}{B} \times C \times D$$

where:

V = the number of votes

A = the number of Series A Preferred Shares held by that Holder immediately prior to the relevant poll

B = the number of Series A Preferred Shares in issue immediately following the subscription by the Investors under the Subscription Agreement

C = $\frac{20.39}{100}$

D = the sum of the number of Ordinary Shares in issue immediately prior to the Investor Subscription (as defined in the Shareholders' Agreement) plus V.

8.3 **Income of the Series A Preferred Shares**

There shall be no right to receive any income and there shall be no income payable (whether by dividend or otherwise) in respect of the Series A Preferred Shares.

8.4 **Redemption of the Series A Preferred Shares**

The Series A Preferred Shares shall be redeemable in accordance with the Acts and the Company shall redeem such Series A Preferred Shares as fall to be redeemed only in those circumstances provided for in the provisions of the Series "C" Loan Note Instrument at a value per share no greater than the nominal value such Series A Preferred Share.

8.5 **Non – Convertible Shares**

The Series A Preferred Shares shall not be convertible into any other shares (of whatever class) in the capital of the Company.

8.6 **Winding Up or Reduction of Capital**

In a winding-up, liquidation, reduction of capital or other return of capital (except in the case of the redemption of shares of any class or the purchase by the Company of its own shares) the assets and retained profits available for distribution shall be distributed among the members of the Company in paying to the Holders of the Ordinary Shares and the Series A Preferred Shares the amounts paid up or credited as paid up thereon together with all accruals and arrears of any dividend declared but unpaid thereon up to and including the date on which the return of capital is made and thereafter in distributing the balance of such assets and retained profits amongst the holders of the Ordinary Shares in proportion to the amounts paid up or credited as paid up on the Ordinary Shares.

9 **ALLOTMENT OF SHARES**

9.1 **No Allotment of Shares**

Prior to a Qualified IPO, no shares or other equity securities, which rank in priority to or pari passu with the Series A Preferred Shares, shall be issued or allotted without the prior written consent of the Holders of at least seventy-five per cent (75%) of the Series A Preferred Shares.

9.2 **Offer in Proportion**

Prior to a Qualified IPO, and subject always to the provisions of Article 9.1, no New Securities will be allotted other than as provided in this Article 9.2. Each of the Sponsors and each of the Investors shall have the right to purchase its pro rata share of New Securities (as defined in Article 9.3 below) which the Company may, from time to time, propose to issue and allot. For the purposes of this Article 9.2, each Investor's pro rata share of the New Securities shall be that number of New Securities equal to (A) the product of (1) a fraction, the numerator of which is the number of Series A Preferred Shares owned by such holder immediately prior to the issuance of the New Securities, and the denominator of which is the total number of issued Series A Preferred Shares immediately prior to the issuance of the New Securities and (2) the Applicable Percentage, multiplied by (B) the number of New Securities proposed to be issued by the Company, and each Sponsor's pro rata share shall be, and to the extent an Investor

holds Ordinary Shares, that Investor's pro rata share shall be increased by that number of New Securities equal to the product of (x) a fraction, the numerator of which shall be the number of Ordinary Shares owned by such Sponsor or Investor immediately prior to the issuance of New Securities and the denominator of which shall be the total number of issued Ordinary Shares held by the Sponsors and the Investors immediately prior to the issuance of New Securities, and (y) the product of: (i) the difference between one and the Applicable Percentage and (ii) the number of New Securities proposed to be issued by the Company.

This pre-emptive right shall be subject to the following provisions:

(a) In the event the Company proposes to issue New Securities, it shall give the Sponsors and the Investors written notice of its intention, specifying the number of New Securities it proposes to issue and the number of New Securities each Sponsor and each Investor is entitled to take up or subscribe for (being its pro rata share of the New Securities), the type of New Securities, the price of the New Securities and the general terms upon which the Company proposes to issue the same. Each of the Sponsors and each of the Investors shall have forty (40) days after any such notice is delivered to agree to purchase his/its respective pro rata share of such New Securities for the price and upon the terms specified in such notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased by it.

(b) In the event any Investor or any Sponsor fails to exercise fully its/his respective pre-emptive right within such forty (40) day period, the Company shall have forty (40) days thereafter to issue and allot or enter into an agreement (pursuant to which the issue and allotment of the New Securities covered thereby shall be closed, if at all, within no more than forty (40) days from the date of such agreement) to issue and allot the New Securities respecting which any Investor's or Sponsor's pre-emptive right set forth in this Article 9.2 was not on that occasion exercised, at a price and upon terms no more favorable to the purchasers thereof or the Company than specified in the Company's notice to each of the Sponsors and each of the Investors pursuant to this Article 9.2. In the event the Company has not entered into an agreement to issue and allot or sell the New Securities in accordance with the foregoing, the Company shall not thereafter issue and allot or sell any New Securities, without first again offering such securities to each of the Investors and the Sponsors in the manner provided in this Article 9.2.

(c) The pre-emptive right set forth in this Article 9.2 shall not apply to, and shall terminate upon the consummation of a Qualified IPO.

The pre-emptive right established by this Article 9.2 may be amended, or any provision of this Article 9.2 waived with the written consent of each of the Investors.

9.3 "New Securities" shall mean any shares or Share Equivalents (including Ordinary Shares and Series A Preferred Shares) of the Company whether now authorized or not, and securities of any type whatsoever that are, or may become, convertible into, or exchangeable or exercisable for shares or Share Equivalents; provided that the term "New Securities" does not include: (i) the ESP Shares (as defined in the Shareholders Agreement); (ii) the Series A Preferred Shares and the Ordinary Shares issued or issuable upon conversion of the Notes; (iii) Ordinary Shares issued or issuable in an IPO; (iv) Ordinary Shares issued or issuable in connection with any stock split or stock dividend of the Company; (v) Ordinary Shares issued or issuable as a result of anti-dilution adjustments which are required to be made to the Series A Preferred Shares.

10 VARIATION OF RIGHTS

10.1 Whenever the share capital is divided into different classes of shares, the rights attached to any class may be varied or abrogated with the consent in writing of the Holders of three-fourths in nominal value of the issued shares of that class, or with the sanction of a special resolution passed at a separate general meeting of the Holders of the shares of the class, and

may be so varied or abrogated either whilst the Company is a going concern or during or in contemplation of a winding-up. To every such separate general meeting the provisions of these Articles relating to general meetings shall apply except that the quorum at any such separate general meeting, other than an adjourned meeting, shall be two persons holding or representing by proxy at least one-third in nominal value of the issued shares of the class in question and the quorum at an adjourned meeting shall be one person holding shares of the class in question or his proxy and that any holder of shares of the class present in person or by proxy may demand a poll and that every such holder shall on a poll have one vote for every share of the class held by him.

10.2 The rights conferred upon the Holders of the shares of any class shall not, unless otherwise expressly provided by these Articles or the terms of the issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith or subordinate thereto or by the purchase or redemption by the Company of any of its shares.

11 TRUSTS NOT RECOGNISED

Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except only as by these Articles or by law otherwise provided) any other rights in respect of any share except an absolute right to the entirety thereof in the Holder but this shall not preclude the Company from requiring the members or a transferee of shares to furnish the Company with information as to the beneficial ownership of any share when such information is reasonably required by the Company.

12 DISCLOSURE OF INTERESTS

12.1 For the purposes of this Article, unless the context otherwise requires:

"Deemed Voting Concert Party Interest" means an agreement or arrangement between two or more persons with respect to, or to the exercise of, voting rights attaching to shares and which is likely to result in those rights being exercised so as to influence or to control the policy of the Company or the management of its affairs which the Directors have deemed to be a Deemed Voting Concert Party Interest for the purposes of this Article and, where the Directors so resolve, each of the persons who is party to such agreement or arrangement shall be deemed (for the purposes of this Article) to be interested in all the shares to which the voting rights in question are attached and, in this definition, references to an arrangement include references to an understanding or mutual expectation, whether formal or informal and whether or not legally binding;

"Disclosure Notice" means a notice served pursuant to Article 12.3;

"Interest" means an interest (of any size) in the Relevant Share Capital which would be taken into account in deciding whether a notification to the Company would be required under Chapter 2 of Part IV of the 1990 Act but shall include: (A) the interests referred to in section 78(1)(a) and (c) of the 1990 Act except those of a bare trustee, and (B) any Deemed Voting Concert Party Interest; and **"Interested"** shall be construed accordingly;

"Relevant Share Capital" means the relevant share capital of the Company (as that expression is defined in section 67(2) of the 1990 Act);

"share" means any share in the Relevant Share Capital;

12.2 For the purposes of this Article, a person, other than the Holder of a share, shall be treated as appearing to be or to have been interested in that share if the Holder has informed the Company that the person is, or may be, or has been, or may have been, so interested, or if the Company (after taking account of any information obtained from the Holder or, pursuant to a

notice under section 81 of the 1990 Act, from anyone else) knows or has reasonable cause to believe that the person is, or may be, or has been, or may have been, so interested.

12.3 If in their absolute discretion the Directors consider it to be in the interests of the Company to do so, they may, at any time and from time to time, by notice require any Holder of a share, or any other person appearing to be interested or to have been interested in such share, to disclose to the Company in writing within such period as may be specified in such notice (which shall not be less than 28 (twenty-eight) Clear Days from the date of issue of such notice) such information as the Directors shall require relating to the ownership of or any Interest in such share and as lies within the knowledge of such Holder or other person (supported if the Directors so require by a statutory declaration and/or by independent evidence) including (without prejudice to the generality of the foregoing) any information which the Company is entitled to seek pursuant to section 81 of the 1990 Act.

12.4 Where a Disclosure Notice is served on the Holder of a share and such Holder is a Depositary acting in its capacity as such, the obligations of the Depositary as a Holder pursuant to this Article shall be limited to disclosing to the Company in accordance with this Article such information relating to the ownership of or Interests in the share concerned as has been recorded by it pursuant to the terms entered into between the Depositary and the Company provided that nothing in this Article shall in any other way restrict the powers of the Directors under this Article.

12.5 The Directors may give any number of Disclosure Notices pursuant to Article 12.3 to the same Holder or other person in respect of the same share.

12.6 The Directors may serve notice pursuant to the terms of this Article irrespective of whether or not the person on whom it shall be served may be dead, bankrupt, insolvent or otherwise incapacitated and no such incapacity or any unavailability of information or inconvenience or hardship in obtaining the same shall be a satisfactory reason for failure to comply with any such notice, provided that if the Directors in their absolute discretion think fit, they may waive compliance in whole or in part with any notice given under this Article in respect of a share in any case of bona fide unavailability of information or genuine hardship or where they otherwise think fit but no such waiver shall prejudice or affect in any way any non-compliance not so waived whether by the person concerned or any other person appearing to the Directors to be interested in the share or by any person to whom a notice may be given at any time.

12.7 Any resolution or determination of, or decision or exercise of any discretion or power by, the Directors under or pursuant to the provisions of this Article shall be final and conclusive and things done by or on behalf of, or on the authority of, the Directors pursuant to the foregoing provisions of this Article shall be conclusive and binding on all persons concerned and shall not be open to challenge, whether as to validity or otherwise on any ground whatsoever. The Directors shall not be required to give any reasons for any decisions, determination or declaration taken or made in accordance with this Article.

12.8 The provisions of this Article are in addition to, and shall not limit, any other right or power of the Company or the Directors, including any right or power vested in the Company or the Directors by the Acts.

13 PAYMENT OF COMMISSION

The Company may exercise the powers of paying commissions conferred by the Acts. Subject to the provisions of the Acts, any such commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other. On any issue of shares the Company may also pay such brokerage as may be lawful.

14 **PAYMENT BY INSTALMENTS**

If by the conditions of allotment of any share the whole or part of the amount or issue price thereof shall be payable by instalments, every such instalment when due shall be paid to the Company by the person who for the time being shall be the Holder of the share.

PART III - SHARE CERTIFICATES

15 **ISSUE OF CERTIFICATES**

Every person whose name is entered as a member in the Register (except a Stock Exchange Nominee in respect of whom the Company is not by law required to complete and have ready for delivery a certificate) shall be entitled without payment to receive within two months after allotment or lodgement of a transfer to him of the shares in respect of which he is so registered (or within such other period as the conditions of issue shall provide) one certificate for all the shares of each class held by him or several certificates each for one or more of his shares upon payment for every certificate after the first of such reasonable sum as the Directors may determine provided that the Company shall not be bound to issue more than one certificate for shares held jointly by several persons and delivery of a certificate to one joint Holder shall be a sufficient delivery to all of them. The Company shall not be bound to register more than four persons as joint Holders of any share (except in the case of executors or trustees of a deceased member) and, in the case of a share held jointly by several persons, the Company shall not be bound to issue more than one certificate therefore and delivery of a certificate for a share to one of several joint Holders shall be sufficient delivery to all. Every certificate shall be sealed with the Seal and shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up thereon.

16 **BALANCE AND EXCHANGE CERTIFICATES**

16.1 Where some only of the shares comprised in a share certificate are transferred the old certificate shall be cancelled and a new certificate for the balance of such shares shall be issued in lieu without charge.

16.2 Any two or more certificates representing shares of any one class held by any member at his request may be cancelled and a single new certificate for such shares issued in lieu without charge, unless the Directors otherwise determine. If any member shall surrender for cancellation a share certificate representing shares held by him and request the Company to issue in lieu two or more share certificates representing such shares in such proportions as he may specify, the Directors may comply, if they think fit, with such request.

17 **REPLACEMENT OF CERTIFICATES**

If a share certificate is defaced, worn out, lost, stolen or destroyed, it may subject to payment to the Company of reasonable charges, be replaced on such terms (if any) as to evidence and indemnity and payment of any exceptional expenses incurred by the Company in investigating evidence or in relation to any indemnity as the Directors may determine, and (in the case of defacement or wearing out) on delivery up of the old certificate.

PART IV - LIEN ON SHARES

18 **EXTENT OF LIEN**

The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether immediately payable or not) payable at a fixed time or called in respect of that share. The Directors, at any time, may declare any share to be wholly or in part exempt from the provisions of this Article. The Company's lien on a share shall extend to all moneys payable in respect of the share.

19 **POWER OF SALE**

The Company may sell in such manner as the Directors determine any share on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within 14 days after notice demanding payment and stating that, if the notice is not complied with, the shares may be sold, has been given to the Holder of the share or to the person entitled to it by reason of the death or bankruptcy of the Holder.

20 **POWER TO EFFECT TRANSFER**

To give effect to any sale pursuant to Article 19, the Directors may authorise some person to execute an instrument of transfer of the shares sold to, or in accordance with the directions of, the purchaser. The transferee shall be entered in the Register as the Holder of the shares comprised in any such transfer and he shall not be bound to see to the application of the purchase moneys nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale, and after the name of the transferee has been entered in the Register, the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

21 **PROCEEDS OF SALE**

The net proceeds of a sale pursuant to Article 19, after payment of the costs, shall be applied in payment of so much of the sum for which the lien exists as is presently payable and any residue (upon surrender to the Company for cancellation of the certificate for the shares sold and subject to a like lien for any moneys not presently payable as existed upon the shares before the sale) shall be paid to the person entitled to the shares at the date of the sale.

PART V - CALLS ON SHARES

22 **MAKING OF CALLS**

Subject to the terms of allotment, the Directors may make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or by way of premium) and each member (subject to receiving at least 14 (fourteen)) Clear Days' notice specifying when and where payment is to be made) shall pay to the Company as required by the notice the amount called on his shares. A call may be required to be paid by instalments. A call may be revoked, before receipt by the Company of a sum due thereunder, in whole or in part and payment of a call may be postponed by the Directors in whole or in part. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

23 **TIME OF CALL**

A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed.

24 **LIABILITY OF JOINT HOLDERS**

The joint Holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

25 **INTEREST ON CALLS**

If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or, if no rate is fixed, at such rate, not exceeding 20 per cent per annum, as the Directors may determine but the Directors may waive payment of such interest wholly or in part.

26 SUMS DUE ON ALLOTMENT TREATED AS CALLS

An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value of the share or by way of premium or as an instalment of a call, shall for all purposes of these Articles be deemed to be a call duly made and, if it is not paid, the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call.

27 POWER TO DIFFERENTIATE

Subject to the terms of allotment, the Directors may make arrangements on the issue of shares for a difference between the Holders in the amounts and times of payment of calls on their shares.

28 INTEREST ON MONEYS ADVANCED

The Directors, if they think fit, may receive from any member willing to advance the same all or any part of the moneys uncalled and unpaid upon any shares held by him, and upon all or any of the moneys so advanced may pay (until the same would, but for such advance, become payable) interest at such rate, not exceeding (unless the Company in general meeting otherwise directs) 10 per cent. per annum, as may be agreed upon between the Directors and the member paying such sum in advance; but any sum paid in excess of the amount for the time being called shall not be included or taken into account in ascertaining the amount of the dividend payable on the shares in respect of which such advance has been made.

29 EVIDENCE OF DEBT

On the trial or hearing of any action for the recovery of any money due for any call it shall be sufficient to prove that the member sued is the Holder, or one of the Holders, of the shares in respect of which such debt accrued, that the resolution making the call is duly recorded in the minute book and that notice of such call was duly given to the member sued, in pursuance of these Articles, and it shall not be necessary to prove the appointment of the Directors who made such call nor any other matter whatsoever, but the proof of the matters aforesaid shall be conclusive evidence of the debt.

PART VI - FORFEITURE OF SHARES

30 NOTICE REQUIRING PAYMENT

30.1 If a member fails to pay any call or instalment of a call on or before the day appointed for payment thereof, the Directors may, at any time thereafter during such times as any part of the call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid together with any interest which may have accrued.

30.2 The notice shall name a further day (not earlier than the expiration of 14 (fourteen) Clear Days from the date of service of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the shares in respect of which the call was made will be liable to be forfeited.

30.3 If the requirements of any such notice as aforesaid are not complied with, any shares in respect of which the notice has been given may, at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect. A forfeiture of shares shall include all dividends and other moneys payable in respect of the forfeited shares and not paid before forfeiture. The Directors may accept a surrender of any share liable to be forfeited hereunder. In such case, references in these Articles to forfeiture shall include surrender.

31 **POWER OF DISPOSAL**

Until cancelled in accordance with the requirements of the Acts, a share so forfeited shall become the property of the Company (but the Company shall not exercise any rights vested in the share) and may be sold, re-allotted or otherwise disposed of either to the person who was before such forfeiture the Holder or entitled thereto or to any other person upon such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be annulled by the Directors on such terms as they think fit. The Directors may, if necessary, authorise some person to transfer a forfeited share to any such other person as aforesaid.

32 **EFFECT OF FORFEITURE**

A person any of whose shares have been forfeited shall cease to be a member in respect of the forfeited shares but shall nevertheless remain liable to pay to the Company all moneys which, at the date of forfeiture, were payable by him to the Company in respect of the shares, together with interest at the rate at which interest was payable on those moneys before forfeiture or, if no interest was payable, at such rate (not exceeding 20 per cent per annum) as the Directors shall think fit from the date of forfeiture until payment, and to satisfy all claims and demands (if any) which the Company might have enforced in respect of the shares at the time of forfeiture without any deduction or allowance for the value of the shares at the time of forfeiture. Such liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares, together with interest as aforesaid. The Directors may, if they think fit, waive the payment of such interest or any part thereof.

33 **STATUTORY DECLARATION**

A statutory declaration that the declarant is a Director or the Secretary, and that a share in the Company has been duly forfeited or sold to satisfy a lien of the Company on the date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. Such declaration and the receipt of the Company for the consideration (if any) given for the share on the sale, re-allotment or disposal thereof together with the share certificate delivered to a purchaser or allottee thereof shall (subject to the relevant share transfer being made if the same is required) constitute a good title to the share and the person to whom the share is sold, re-allotted or disposed of or any renouncee thereof shall be registered as the Holder of the share and shall not be bound to see to the application of the consideration (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale, re-allotment or disposal of the share.

34 **NON-PAYMENT OF SUMS DUE ON SHARE ISSUES**

The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

PART VII- TRANSFER OF SHARES

35 **TRANSFERS**

35.1 **General**

Subject to the Shareholders Agreement and to such of the restrictions of these Articles and to such of the conditions of issue as may be applicable, the shares of any member may be transferred by instrument in writing in any usual or common form or any other form which the Directors may approve. No Transfer of any share shall be made or registered unless such Transfer complies with the provisions of these Articles and the Shareholders Agreement and the transferee has, first entered into an appropriate deed of adherence pursuant to the

Shareholders Agreement. Subject as aforesaid, the Board shall sanction any Transfer so made unless (i) the registration thereof would result in the registration of a Transfer of shares on which the Company has a lien or (ii) the Board is otherwise entitled to refuse to register such Transfer pursuant to these Articles. Any Transfer, or purported Transfer, of any shares in breach of these Articles shall be void, shall not be binding and shall have no force or effect.

35.2 **Pre-emption on Transfers**

Subject to the provisions of Article 35.1, if any of the Sponsors or any of the Investors, either individually or collectively, (the "Transferor(s)") desires to Transfer all or any portion of the shares or Notes held by it or them (the "Transfer Securities") to any third party, prior to the consummation of a Qualified IPO, the following procedures shall be complied with:-

35.2.1 The Transferor(s) shall notify each of the other Investors and Sponsors (the "**Offerees**" and each an "**Offeree**"), in writing (a "**Notice of Transfer**"), specifying (i) the amount of Transfer Securities subject to Transfer, (ii) the proposed price of the Transfer Securities (which, except as hereinafter provided in this Article 35.2.1, shall be payable all in cash at closing) (the "**Transfer Price**"); and (iii) other terms of the proposed Transfer (collectively, the "**Conditions of Transfer**"). In the event that the proposed consideration for the Transfer includes consideration other than cash, such non-cash consideration shall consist only of liquid listed securities which shall be valued based on the weighted average trading price of such liquid listed securities on an exchange or automated quotation system on which the said listed securities are most traded, for a period of ten (10) Business Days prior to the date on which the Notice of Transfer is received by the Investors. The total value of the consideration (that is, the aggregate of the cash and non-cash consideration) for the proposed Transfer is referred to herein as the "Transfer Price" (as defined above).

35.2.2 Thereupon, each Offeree shall have the right to purchase, or to designate a third party, who is not a Competitor, to purchase, all, but not less than all, of such Offeree's pro rata share of the Transfer Securities. For purposes of this right, each holder of Series A Preferred Shares' pro rata share shall be that amount or portion of Transfer Securities equal to (A) the product of (1) a fraction, the numerator of which is the number of Series A Preferred Shares owned by such holder immediately prior to the proposed Transfer, and the denominator of which is the total number of issued Series A Preferred Shares immediately prior to the proposed Transfer and (2) the Applicable Percentage, and each of the Sponsors' pro rata share shall be and, to the extent an Investor holds Ordinary Shares, that Investor's pro rata share be increased by, that amount or portion of Transfer Securities equal to the product of (x) a fraction, the numerator of which shall be the number of Ordinary Shares owned by such Sponsor or Investor on the date of the Notice of Transfer and the denominator of which shall be the total number of issued Ordinary Shares held by all Sponsors and all Investors on the date of the Notice of Transfer, and (y) the product of: (i) the difference between one (1) and the Applicable Percentage and (ii) the amount or portion of Transfer Securities. Within thirty (30) days from receipt of the Notice of Transfer (the "**Subscription Period**"), each Offeree shall notify the Transferor(s) of its intention to exercise or not to exercise its right of first offer to purchase its pro rata portion of the Transfer Securities in accordance with the Conditions of Transfer at the Transfer Price ("**Acceptance Notice**").

35.2.3 In the event that any Offeree elects not to exercise its right of first offer to purchase its pro rata share of the Transfer Securities within the Subscription Period, the Transferor(s) shall notify the other Offerees who have exercised their respective rights of first offer, of the amount or portion of Transfer Securities remaining and the Transferor(s) shall sell, assign or transfer the remaining Transfer Securities to any Offeree(s) that have elected to exercise its/their right of first offer within a period of thirty (30) days after the expiration of the Subscription Period (the "**Over-Allotment Period**") on a pro rata basis (as determined with respect to the remaining Transfer Securities in accordance with Article 35.2.2) upon the delivery by such Offeree(s) of notice (the "**Over-Allotment Notice**") to the Transferor(s) of its intention to exercise its

right of first offer to purchase its pro rata portion of the remaining Transfer Securities in accordance with the Conditions of Transfer at the Transfer Price prior to the expiration of the Over-Allotment Period.

35.2.4 Each Acceptance Notice and Over-Allotment Notice shall include a statement that such Offeree or its designated nominee is willing to acquire its pro rata share of the Transfer Securities. Subject to Article 35.2.8 an Acceptance Notice and an Over-Allotment Notice shall each be irrevocable and shall constitute a binding agreement, which binds the Transferor(s) to sell the Transfer Securities to the accepting Offeree(s) or its/their permitted designated nominee(s).

35.2.5 If any Offeree exercises such right of first offer to purchase the Transfer Securities by notifying the Transferor(s) thereof within the Subscription Period or, as the case may be, the Over-Allotment Period, the purchase of the Transfer Securities by any such Offeree shall, subject to Article 35.2.8, be closed within thirty (30) days after receipt of such notice of exercise by the Transferors at the registered office of the Company.

35.2.6 The Transferor(s) may sell, assign or transfer all, but not less than all, of the Transfer Securities, if any, as to which no right of first offer has been exercised within the period of time covered by the Subscription Period and the Over Allotment Period, to any third party within a period of thirty (30) days after the expiration of the Over-Allotment Period; provided, however, that (i) any such transferee shall not be a Competitor of the Company, (ii) any such transferee shall agree in advance in writing to comply with all of the applicable obligations of the Transferor(s) under the Shareholders Agreement and shall execute a deed of adherence to the Shareholders Agreement, (iii) the Transfer to any such transferee shall be on terms and conditions no more favourable to the third party than the Conditions of Transfer specified in the Notice of Transfer, including the Transfer Price and (iv) the Transfer is subject to Article 43 (Tag-Aong) hereof. In the event that the Transferor(s) is not able to consummate the Transfer of the Transfer Securities within such thirty-day period, any subsequent Transfer of the Transfer Securities shall again be subject to the provisions of this Article 35.2.

35.2.7 Notwithstanding anything to the contrary contained herein, the provisions of this Article 35.2 shall not apply to any tender of shares in connection with a Qualified IPO, or shares or Notes or portion of a Note transferred by any Investor pursuant to Article 43 (Tag-Along) hereof and the Investors shall not, directly or indirectly, Transfer all or any of the shares held by them during the period of one hundred eighty (180) days subsequent to the Closing Date.

35.2.8 Each reference to an Investor or Sponsor in this Article 35.2 shall include any valid transferee(s) of any shares, Note, or portion of a Note previously held by an Investor or Sponsor under the terms of these Articles.

35.2.9 Any proposed Transfer of Transfer Securities pursuant to this Article 35 shall be conditional upon the person so acquiring Transfer Securities (the "**Relevant Person**") obtaining all Authorizations in any relevant jurisdiction which are or may be required to enable the Relevant Person lawfully to acquire such Transfer Securities as soon as possible. In the event that any such Authorization is not obtained by a Relevant Person within 90 days of the date of the Notice of Transfer (or such longer period as the Transferor may approve), the proposed Transfer of Transfer Securities to that Relevant Person shall not be effective, and the Transferor shall give, or shall be deemed to have given, a new Notice of Transfer indicating that it desires to Transfer such Transfer Securities and the provisions of this Article 35 shall apply accordingly (provided that such Transfer Securities shall not be offered to the Relevant Person).

36 EXECUTION OF INSTRUMENT OF TRANSFER

The instrument of transfer of any share shall be executed by or on behalf of the transferor and, in cases where the share is not fully paid, by or on behalf of the transferee. The transferor

shall be deemed to remain the Holder of the share until the name of the transferee is entered in the Register in respect thereof.

37 **REFUSAL TO REGISTER TRANSFERS**

37.1 The Directors in their absolute discretion and without assigning any reason therefore may decline to register any transfer, or renunciation of a renounceable letter of allotment, of a share which is not fully paid provided that the Directors shall not refuse to register any transfer or renunciation of partly paid shares which are listed or dealt in on any Relevant Market on the grounds that they are partly paid shares in circumstances where such refusal would prevent dealings in such shares from taking place on an open and proper basis.

37.2 The Directors shall decline to register the transfer of any shares where such transfer (in the opinion of the Directors) is not made in accordance with the provisions of Regulation S pursuant to registration under the US Securities Act, or pursuant to an available exemption from registration.

37.3 The Directors may decline to recognise any instrument of transfer, or renunciation of a renounceable letter of allotment, of any shares unless:

37.3.1 it is lodged at the Office or at such other place as the Directors may appoint and is accompanied by the certificate of the shares to which it relates (except in the case of a transfer by a Stock Exchange Nominee where no certificate has been issued in respect of the shares in question or in the case of a renunciation) and such other evidence as the Directors may reasonably require to prove the title of the transferor or person renouncing and the due execution of the transfer or renunciation by him or, if the transfer or renunciation is executed by some other person on his behalf, the authority of that person to do so;

37.3.2 it is in respect of one class of share only; and

37.3.3 it is in favour of not more than four persons jointly.

38 **PROCEDURE ON REFUSAL**

If the Directors refuse to register a transfer of shares then, within two months after the date on which the transfer was lodged with the Company, they shall send to the transferee notice of the refusal.

39 **CLOSING OF TRANSFER BOOKS**

The registration of transfers of shares or of transfers of any class of shares may be suspended at such times and for such periods (not exceeding 30 days in each year) as the Directors may determine.

40 **ABSENCE OF REGISTRATION FEES**

No fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to any share.

41 **RETENTION OF TRANSFER INSTRUMENTS**

The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the Directors refuse to register shall be returned to the person lodging it when notice of the refusal is given.

42 **RENUNCIATION OF ALLOTMENT**

Nothing in these Articles shall preclude the Directors from recognising a renunciation of the allotment of any shares by the allottee in favour of some other person at any time after the allotment of the share but before the allottee has been entered into the Register.

43 **TAG-ALONG**

43.1 Subject to the provisions of the Shareholders' Agreement, in the event that any Sponsor, at any time prior to the consummation of a Qualified IPO, either directly or indirectly, proposes to Transfer the Shares or Share Equivalents held by it or a part thereof to any person in a single or a series of transactions and as a result of such Transfer the Sponsors would collectively hold less than seventy-five percent (75%) of the Share Capital, any such Transfer shall be conditional upon such third party agreeing to acquire all the Shares each of the Investors elects to sell on the same terms and conditions as would be received by the relevant Sponsor(s) and otherwise in the manner specified in Article 43.2 below provided, however, that should an Investor elect to sell the third party Series A Preferred Shares and all or part of its Notes, the price at which such shares and Notes or portion of such Notes shall be purchased shall reflect the fair market value of such Notes after taking into consideration: (i) the rights, preferences and privileges of such shares and Notes or portion of such Notes as compared with Ordinary Shares and (ii) all other relevant factors; provided, further, however, that the price at which such Notes or portion of such Notes shall be purchased shall in no event be lower than the product of the per share purchase price for the Shares being offered by the Sponsor in the subject transaction and the number of Ordinary Shares into which such Notes or portion of such Notes shall be convertible at the time of the proposed Transfer.

43.2 Subject to Article 43.1 hereof, upon identifying a third party to acquire Shares held by them or any part thereof, the Sponsors shall communicate the same to the Investors setting out the following details in relation to the third party's offer (the "Sale Notice"): (i) price per Share; (ii) number of Shares proposed to be Transferred; (iii) identity and material information regarding the third party; and (iv) material terms and conditions for the proposed Transfer. Each Investor shall, within a period of sixty (60) days from the date of receipt of the Sale Notice, be entitled to exercise its tag along rights and offer all or part of its Shares and/or Note, to the third party. Any such Transfer of the Sponsor Shares to the third party shall be conditional upon such third party acquiring the Shares offered by any Investor in exercise of its tag along rights on terms no less favorable than those offered by such third party to the Sponsors (including the receipt of any Authorizations as may be required to achieve such terms).

43.3 Each of the Investors shall, if requested, represent and warrant to any Person in connection with such Transfer that it has good title to and that there are no liens with respect to such Investor's Shares and Notes and its authority to enter into, and the validity and binding effect of, any agreements made by such Investor in connection with such Transfer, but shall not be required to make any other representations and warranties.

PART VIII- TRANSMISSION OF SHARES

44 **DEATH OF MEMBER**

If a member dies the survivor or survivors where he was a joint Holder, and his personal representatives where he was a Holder or the only survivor of joint Holders, shall be the only persons recognised by the Company as having any title to his interest in the shares; but nothing herein contained shall release the estate of a deceased member from any liability in respect of any share which had been jointly held by him.

45 **TRANSMISSION ON DEATH OR BANKRUPTCY**

A person becoming entitled to a share in consequence of the death or bankruptcy of a member may elect, upon such evidence being produced as the Directors may properly require, either to become the Holder of the share or to have some person nominated by him

registered as the transferee. If he elects to become the Holder he shall give notice to the Company to that effect. If he elects to have another person registered he shall execute an instrument of transfer of the share to that person. All of these Articles relating to the transfer of shares shall apply to the notice or instrument of transfer as if it were an instrument of transfer executed by the member and the death or bankruptcy of the member had not occurred.

46 **RIGHTS BEFORE REGISTRATION**

A person becoming entitled to a share by reason of the death or bankruptcy of a member (upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share) shall have the rights to which he would be entitled if he were the Holder of the share, except that, before being registered as the Holder of the share, he shall not be entitled in respect of it to attend or vote at any meeting of the Company or at any separate meeting of the Holders of any class of shares in the Company, so, however, that the Directors, at any time, may give notice requiring any such person to elect either to be registered himself or to transfer the share and, if the notice is not complied with within 90 days, the Directors thereupon may withhold payment of all dividends, bonuses or other moneys payable in respect of the share until the requirements of the notice have been complied with.

PART IX - ALTERATION OF SHARE CAPITAL

47 **INCREASE OF CAPITAL**

47.1 The Company may from time to time by ordinary resolution increase the share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe.

47.2 Except so far as otherwise provided by the conditions of issue or by these Articles, any capital raised by the creation of new shares shall be considered part of the pre-existing ordinary capital and shall be subject to the provisions herein contained with reference to calls and instalments, transfer and transmission, forfeiture, lien and otherwise.

48 **CONSOLIDATION, SUB-DIVISION AND CANCELLATION OF CAPITAL**

48.1 The Company may, by ordinary resolution:

48.1.1 consolidate and divide all or any of its share capital into shares of larger amount;

48.1.2 subject to the provisions of the Acts, subdivide its shares, or any of them, into shares of smaller amount, so however that in the sub-division the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived (and so that the resolution whereby any share is sub-divided may determine that, as between the Holders of the shares resulting from such sub-division, one or more of the shares may have, as compared with the others, any such preferred, deferred or other rights or be subject to any such restrictions as the Company has power to attach to unissued or new shares); or

48.1.3 cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and reduce the amount of its authorised share capital by the amount of the shares so cancelled.

48.2 Subject to the provisions of these Articles, whenever as a result of a consolidation or subdivision of shares any members would become entitled to fractions of a share, the Directors may deal with such fractions as they shall determine and in particular they may sell, on behalf of those members, the shares representing the fractions for the best price reasonably obtainable to any person and distribute the proceeds of sale in due proportion among those members (save that the Directors may in such event determine that amounts of €2.50 or less shall not be so distributed but shall be retained for the benefit of the Company),

and the Directors may authorise some person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

49 REDUCTION OF CAPITAL

The Company may, by special resolution, reduce its share capital, any capital redemption reserve fund, any share premium account or any capital conversion reserve fund in any manner and with, and subject to, any incident authorised, and consent required, by law.

50 PURCHASE OF OWN SHARES

Subject to the provisions of the Acts and to any rights conferred on the Holders of any class of shares and to the Shareholders' Agreement, the Company may purchase all or any of its own shares of any class, including any redeemable shares, provided always that where at the time at which the Company in general meeting authorises any such purchase the Company has in issue any class of securities which are convertible into, exchangeable for or carry a right to subscribe for equity shares of the class authorised to be purchased and are listed on the Official List of the UK Listing Authority, then unless the trust deed constituting, or the terms of issue of, such securities provide for the purchase by the Company of its own equity shares, no such purchase shall be permitted without the prior consent in writing of the holders of three fourths in nominal value, or the prior sanction of a special resolution passed at a separate general meeting of the holders, of each such class of securities. The Company shall not exercise any authority granted under section 215 of the 1990 Act to make market purchases of its own shares unless the authority required by such section shall have been granted by a special resolution of the Company. Neither the Company nor the Directors shall be required to select the shares to be purchased rateably or in any other particular manner as between the Holders of shares of the same class or as between them and the Holders of shares of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares. Subject to the provisions of the Acts, the Company may cancel any shares so purchased or may hold them as treasury shares and re-issue any such treasury shares as shares of any class or classes or cancel them.

PART X - GENERAL MEETINGS

51 ANNUAL GENERAL MEETINGS

The Company shall hold in each year a general meeting as its annual general meeting in addition to any other meeting in that year and shall specify the meeting as such in the notice calling it. Not more than 15 months shall elapse between the date of one annual general meeting and that of the next. The Company shall, if available, provide the Holders of shares with the previous financial year's audited financial statements at least one month before the AGM is held to approve and adopt the audited financial statements.

52 EXTRAORDINARY GENERAL MEETINGS

All general meetings other than annual general meetings shall be called extraordinary general meetings.

53 CONVENING GENERAL MEETINGS

The Directors may convene general meetings. Extraordinary general meetings may also be convened on such requisition, or in default may be convened by such requisitions, and in such manner as may be provided by the Acts.

54 NOTICE OF GENERAL MEETINGS

54.1 Subject to the provisions of the Acts allowing a general meeting to be called by shorter notice, an annual general meeting and an extraordinary general meeting called for the passing of a special or ordinary resolution shall be called by at least 30 Clear Days' notice.

54.2 Any notice convening a general meeting shall specify the time and place of the meeting and, shall set out the business proposed to be transacted at such meeting, and shall specify in reasonable prominence, that a member entitled to attend and vote is entitled to appoint a proxy to attend, speak and vote in his place and that a proxy need not be a member of the Company. It shall also give particulars of any Directors who are to retire at the meeting and of any persons who are recommended by the Directors for appointment or re-appointment as Directors at the meeting, or in respect of whom notice has been duly given to the Company of the intention to propose them for appointment or re-appointment as Directors at the meeting. Subject to any restrictions imposed on any shares, the notice shall be given to all the members and to the Directors and the Auditors. An agenda setting out the business proposed to be transacted at a general meeting shall be given to the Holders of shares at least 30 Clear Days prior to the date of the general meeting.

54.3 Prior to a Qualified IPO no business shall be transacted at any general meeting duly convened and held other than that specified in the notice convening the meeting without the prior written consent of members holding 75% of the Ordinary Shares and of The Investor, unless some greater percentage is required by Applicable Law.

54.4 The Directors may determine, in the case of members, that only members whose names are entered on the Register at the close of business on a particular day chosen by the Directors are entitled to receive notice of a general meeting, provided that such day falls not more than 21 (twenty-one) Clear Days before the day on which notice is given.

54.5 The Directors may specify in the notice of a general meeting a time by which a person's name shall be entered on the Register in order for that person to have the right to attend or vote at the meeting. The time specified shall not be more than 48 hours before the time fixed for the meeting.

54.6 The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at the meeting.

54.7 Where, by any provision contained in the Acts, extended notice is required of a resolution, the resolution shall not be effective (except where the Directors of the Company have resolved to submit it) unless notice of the intention to move it has been given to the Company not less than 30 Clear Days before the meeting at which it is moved, and the Company shall give to the members notice of any such resolution as required by and in accordance with the provisions of the Acts provided at least 30 days Clear Days Notice of resolution is given.

PART XI - PROCEEDINGS AT GENERAL MEETINGS

55 QUORUM FOR GENERAL MEETINGS

55.1 No business other than the appointment of a chairman shall be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business. A quorum shall be constituted by shareholders holding a majority of Ordinary Shares and Series A Preferred Shares in the Company at the time of the meeting. For these purposes each of the Holders of the Series A Preferred Shares shall be deemed to hold the number of Ordinary Shares as is equal to their voting entitlement on a poll as calculated in accordance with the provisions of Article 8.2.

55.2 If such a quorum is not present within half an hour from the time appointed for the meeting, the meeting, if convened upon the requisition of members, shall be dissolved; in any other case the meeting shall stand adjourned to the same time or place not earlier than five (5) Business Days but not later than 21 Business Days thereafter as the chairman of the meeting may determine. The quorum requirements as set out in Article 55.1 shall also be applicable at such adjourned meeting.

55.3 A minute of the proceedings at such meeting shall be sufficient evidence of such proceedings and of the observance of all necessary formalities if certified as a correct minute by the chairman of the meeting.

56 **SPECIAL BUSINESS**

All business shall be deemed special that is transacted at an extraordinary general meeting. All business that is transacted at an annual general meeting shall also be deemed special, with the exception of declaring a dividend, the consideration of the accounts, balance sheets and reports of the Directors and Auditors, the appointment of Directors in the place of those retiring, the fixing of the remuneration of the Directors, the re-appointment of the retiring Auditors and the fixing of the remuneration of the Auditors.

57 **CHAIRMAN OF GENERAL MEETINGS**

57.1 The chairman (if any) or, in his absence, the deputy chairman (if any) of the Board or, in his absence, some other Director appointed by the Directors for the purpose shall preside as chairman at every general meeting of the Company. If there is no chairman or deputy chairman of the Board and no Director has been so appointed or if none of such persons shall be present within five minutes after the time appointed for the holding of the meeting and willing to act, the Directors present shall elect one of their number to be chairman of the meeting and, if there is only one Director present and willing to act, he shall be chairman. If at any meeting no Director is present, and willing to act as chairman of the meeting, within 15 minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of the members personally present to be chairman of the meeting.

57.2 The chairman shall take such action as he thinks fit to promote the orderly conduct of general meetings. The decision of the chairman on points of order, matters of procedure or matters arising incidentally out of the business of the meeting shall be final and conclusive, as shall be, subject to his acting in good faith, his determination whether any point or matter is of such a nature. Without prejudice to the generality of the foregoing, if an amendment proposed to any resolution under consideration is in good faith ruled out of order by the chairman, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling.

58 **DIRECTORS' RIGHT TO ATTEND GENERAL MEETINGS**

A Director (and any other person invited by the Chairman to do so) shall be entitled, notwithstanding that he is not a member, to attend and speak at any general meeting and at any separate meeting of the Holders of any class of shares in the Company.

59 **ADJOURNMENT OF GENERAL MEETINGS**

59.1 The chairman, with the consent of a general meeting at which a quorum is present, may (and if so directed by the meeting, shall) adjourn the meeting to another time or place or indefinitely. The chairman may at any time without the consent of the meeting adjourn the meeting to another time or place or indefinitely if it appears to the chairman that:

59.1.1 the number of persons present or wishing to attend cannot be conveniently accommodated in the place appointed for the meeting; or

59.1.2 the behaviour of any persons attending the meeting prevents or is likely to prevent the orderly conduct of the business of the meeting; or

59.1.3 an adjournment is otherwise necessary so that the business of the meeting may be properly conducted.

No business shall be transacted at any adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place.

59.2 Where a meeting at which a quorum is present is adjourned indefinitely, the time and place for the adjourned meeting shall be fixed by the Directors. When a meeting is adjourned for 14 days or more or indefinitely, at least seven Clear Days' notice shall be given specifying the time and place for the adjourned meeting and the general nature of the business to be transacted. Save as aforesaid it shall not be necessary to give only notice of an adjournment pursuant to this Article.

PART XII - VOTING

60 DETERMINATION OF RESOLUTIONS

If a resolution is put to the vote at a general meeting, it shall be decided on a show of hands unless a poll is duly demanded in accordance with Article 61. Unless a poll is so demanded, a declaration by the chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority, and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution. The demand for a poll may be withdrawn before the poll is taken but only with the consent of the chairman, and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made.

61 ENTITLEMENT TO DEMAND POLL

61.1 Subject to the provisions of the Acts, a poll may be demanded:

61.1.1 by the chairman of the meeting;

61.1.2 by at least three members present (in person or by proxy) having the right to vote at the meeting;

61.1.3 by any member or members present (in person or by proxy) representing not less than one-tenth of the total rights of all the members having the right to vote at the meeting; or

61.1.4 by a member or members present (in person or by proxy) holding shares in the Company conferring the right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right

61.1.5 by a Holder of Series A Preferred Shares.

61.2 The chairman of the meeting may also demand a poll before a resolution is put to the vote on a show of hands.

62 TAKING OF A POLL

62.1 Save as provided in Article 62.2, a poll shall be taken in such manner as the chairman directs and he may appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

62.2 A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or at such

time (not being more than 30 days after the date on which the poll is demanded) and place as the chairman of the meeting may direct. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

62.3 No notice need be given of a poll not taken forthwith if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case at least seven Clear Days' notice shall be given specifying the time and place at which the poll is to be taken.

63 VOTES OF MEMBERS

Votes may be given either personally or by proxy. Subject to any rights or restrictions for the time being attached to any class or classes of shares and subject to any suspension or abrogation of rights pursuant to these Articles, on a show of hands every member present in person and every proxy shall have one vote, so, however, that no individual shall have more than one vote, and on a poll every member shall, subject to Article 8.2, have one vote for every share carrying rights of which he is the Holder. On a poll a member entitled to more than one vote need not cast all his votes or cast all the votes he uses in the same way.

64 CHAIRMAN'S CASTING VOTE

Where there is an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall not be entitled to a casting vote in addition to any other vote he may have.

65 VOTING BY JOINT HOLDERS

Where there are joint Holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, in respect of such share shall be accepted to the exclusion of the votes of the other joint Holders; and for this purpose seniority shall be determined by the order in which the names of the Holders stand in the Register in respect of the share.

66 VOTING BY INCAPACITATED HOLDERS

A member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction (whether in the State or elsewhere) in matters concerning mental disorder, may vote, whether on a show of hands or on a poll, by his committee, receiver, guardian or other person appointed by that court and any such committee, receiver, guardian or other person may vote by proxy on a show of hands or on a poll provided that evidence to the satisfaction of the Directors of the authority of the person claiming to exercise the right to vote shall be deposited at the Office, or at such other place as is specified in accordance with these Articles for the deposit of instruments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised and in default the right to vote shall not be exercisable.

67 DEFAULT IN PAYMENT OF CALLS

Unless the Directors otherwise determine, no member shall be entitled to vote at any general meeting or any separate meeting of the Holders of any class of shares in the Company, either in person or by proxy, or to exercise any privilege as a member in respect of any share held by him unless all moneys then payable by him in respect of that share have been paid.

68 RESTRICTION OF VOTING AND OTHER RIGHTS

68.1 If at any time the Directors shall determine that a Specified Event (as defined in Article 68.7) shall have occurred in relation to any share or shares, they may in their absolute discretion serve a notice to such effect on the Holder or Holders thereof. Upon the expiry of 14 days

from the service of any such notice (in these Articles referred to as a "Restriction Notice") and for so long as such Restriction Notice shall remain in force:

68.1.1 no Holder or Holders of the share or shares specified in such Restriction Notice (in these Articles referred to as "**Specified Shares**") shall be entitled in respect of the Specified Shares to attend or vote either personally or by proxy at any general meeting of the Company or at any separate general meeting of the Holders of the class of shares concerned or to exercise any other right conferred by membership in relation to any such meeting; and

68.1.2 the Directors shall, where the Specified Shares represent not less than 0.25 per cent of the class of shares concerned, be entitled:

68.1.2.1 except in a winding up of the Company, to withhold payment of any sum (including shares issuable in lieu of dividends) payable, whether by way of dividend, capital or otherwise, in respect of the Specified Shares, and the Company shall not have any obligation to pay interest on any sum so withheld; and/or

68.1.2.2 where the Specified Event concerned is the event described in Article 68.7.1 or 68.7.2, to refuse to register any transfer (other than an Approved Transfer as defined in Article 68.8) of the Specified Shares or any renunciation of any allotment of new shares or debentures made in respect of the Specified Shares.

68.2 A Restriction Notice shall be cancelled by the Directors as soon as reasonably practicable, but in any event not later than seven days, after the Holder or Holders concerned or any other relevant person shall have remedied the default by virtue of which the Specified Event shall have occurred. A Restriction Notice shall automatically cease to have effect in respect of any share comprised in an Approved Transfer upon registration thereof.

68.3 The Directors shall cause a notation to be made in the Register against the name of any Holder or Holders in respect of whom a Restriction Notice shall have been served indicating the number of Specified Shares specified in such Restriction Notice and shall cause such notation to be deleted upon cancellation or cessation of such Restriction Notice.

68.4 Every determination of the Directors and every Restriction Notice served by them pursuant to the provisions of this Article shall be conclusive as against the Holder or Holders of any share and the validity of any notice served by the Directors in pursuance of this Article shall not be questioned by any person.

68.5 If, while any Restriction Notice shall remain in force in respect of any Specified Shares, any further shares shall be issued in respect thereof pursuant to a capitalisation issue under these Articles, the Restriction Notice shall be deemed also to apply likewise to such Holder or Holders in respect of such further shares which shall as from the date of issue thereof form part of the Specified Shares for all purposes of this Article.

68.6 On the cancellation of any Restriction Notice, the Company shall pay to the Holder (or, in the case of joint Holders, the first named Holder) on the Register in respect of the Specified Shares as of the record date for any such sum all sums the payment of which shall have been withheld pursuant to the provisions of this Article.

68.7 For the purpose of these Articles, a "**Specified Event**" shall be deemed to have occurred in relation to a share if:

68.7.1 the Holder or any of the Holders shall fail to pay any call or instalment of a call in respect of such share in the manner and at the time appointed for payment thereof;

68.7.2 the Holder or any of the Holders or any other person shall fail to comply, to the satisfaction of the Directors and within the period prescribed by such notice, in relation to such share with the terms of any Disclosure Notice given to him under Article 12; or

68.7.3 the Holder or any of the Holders or any other person shall fail to comply, to the satisfaction of the Directors and within the period prescribed by such notice, in relation to such share with the terms of any notice given to him pursuant to section 81 of the 1990 Act.

68.8 For the purposes of this Article:

68.8.1 an "Approved Transfer" is a transfer of shares which:

68.8.1.1 is made pursuant to acceptance of a general offer made by or on behalf of the offeror to all Holders (or all such Holders other than the offeror and nominees or subsidiaries of the offeror) of shares of any class; or

68.8.1.2 the Directors are satisfied has been made pursuant to a *bona fide* sale of the whole of the beneficial interest in the shares comprised in the transfer to a person unconnected with the Holder or with any other person appearing to be interested (within the meaning of Article 12) in such shares (and for this purpose it shall be assumed that no such sale has occurred where the relevant share transfer form presented for stamping has been stamped at a reduced rate of stamp duty by virtue of the transferor or transferee having claimed to be entitled to such reduced rate on the basis that no beneficial interest passes by the transfer); or

68.8.1.3 is made pursuant to any *bona fide* sale on any stock exchange, unlisted securities market or over-the-counter market on which shares of that class are, for the time being, normally traded.

68.8.2 reference to a person having failed to comply with the terms of a Disclosure Notice given to him under Article 12 or a notice given to him pursuant to section 81 of the 1990 Act includes reference:

68.8.2.1 to his having failed or refused to give all or any part of the information required by the notice; or

68.8.2.2 to his having given information which he knows to be false in a material particular or having recklessly given information which is false in a material particular.

68.9 The provisions of this Article are in addition to, and shall not limit, any other right or power of the Company or the Directors, including any right or power vested in the Company or the Directors by the Acts.

69 TIME FOR OBJECTION TO VOTING

No objection shall be raised to the qualification of any voter or to the counting of, or failure to count, any vote except at the meeting or adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any such objection or error shall be referred to the chairman of the meeting and shall vitiate the decision of the meeting on any resolution only if the chairman decides that the same is of sufficient magnitude to vitiate the resolution or may otherwise have affected the decision of the meeting. The decision of the chairman on such matters shall be final and conclusive.

70 APPOINTMENT OF PROXY

70.1 Every member entitled to attend and vote at a general meeting may appoint a proxy to attend, speak and vote on his behalf. The instrument appointing a proxy shall be in writing in any

usual form or in any other form which the Directors may approve and shall be executed by or on behalf of the appointor. The signature on such instrument need not be witnessed. A body corporate may execute a form of proxy under its common seal or under the hand of a duly authorised officer thereof. A proxy need not be a member of the Company.

70.2 The Directors may allow a proxy to be appointed by electronic communication or by other data transmission process, subject to any limitation, conditions or restrictions that they decide. Such appointment shall be delivered to the Company in a manner specified by the Directors. If, and to the extent that, the Directors decide to allow appointments to be made in this way, the provisions of the Articles which are inconsistent with this method of appointment shall be of no effect in relation to these appointments. The Directors may require any evidence they think appropriate to satisfy themselves that the electronic appointment is genuine and may prescribe the method of determining the time and address at which any such electronic appointment is to be treated as received by the Company.

70.3 Without limiting the foregoing, in relation to any shares which are held in uncertificated form, the Directors may from time to time, where permitted by the Regulations, permit appointments of proxy to be made by means of an electronic communication in the form of an Uncertificated Proxy Instruction, (that is, a properly authenticated dematerialised instruction and/or other instruction or notification which is sent by means of the relevant system concerned and received by such participant in that system acting on behalf of the Company as the Directors may prescribe, in such form and subject to such terms and conditions as may from time to time be prescribed by the Directors) subject always to the facilities and the requirements of the relevant system concerned and may in a similar manner permit supplements to, or amendments or revocations of, any such Uncertificated Proxy Instruction to be made by like means. The Directors may in addition prescribe the method of determining the time at which any such properly authenticated dematerialised instruction (and/or other instruction or notification) is to be treated as received by the Company or such participant. The Directors may treat any such Uncertificated Proxy Instruction which purports to be or is expressed to be sent by the holder of a share as sufficient evidence of the authority of the person sending that instruction to send it on behalf of that holder. In this Article 70.3, words and expressions shall have the same respective meanings as in the Regulations.

71 DEPOSIT OF PROXY INSTRUMENTS

The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is executed, or a copy of such authority certified notarially or in some other way approved by the Directors, shall be deposited at the Office, or at such other place or one of such other places (if any) as may be specified for that purpose in or by way of note to the notice convening the meeting or any instrument of proxy sent out by the Company in relation to the meeting, not less than 48 hours (or such other time as the Chairman of the meeting may, in his discretion, determine) before the time appointed for the holding of the meeting or adjourned meeting or (in the case of a poll taken on a date after the date of the meeting or adjourned meeting at which the poll was demanded) for the taking of the poll at which the instrument of proxy is to be used, and in default shall not be treated as valid; provided that:

71.1.1 in the case of a meeting which is adjourned to a date which is after but less than seven days after the date of the meeting which was adjourned or in the case of a poll which is to be taken on a date which is after but less than seven days after the date of the meeting or adjourned meeting at which the poll was demanded, it shall be sufficient if the instrument of proxy and any such authority and certification thereof as aforesaid is lodged with the Secretary at the commencement of the adjourned meeting or (as the case may be) of the taking of the poll; and

71.1.2 an instrument of proxy relating to more than one meeting (including any adjournment thereof) having once been so delivered for the purposes of any meeting shall not require to be delivered again for the purposes of any subsequent meeting to which it relates.

72 EFFECT OF PROXY INSTRUMENTS

Deposit of an instrument of proxy in respect of a meeting shall not preclude a member from attending the meeting or any adjournment thereof. The instrument appointing a proxy shall be valid, unless the contrary is stated therein, as well for any adjournment of the meeting as for the meeting to which it relates.

73 EFFECT OF REVOCATION OF PROXY OR OF AUTHORISATION

73.1 A vote given or poll demanded in accordance with the terms of an instrument of proxy shall be valid notwithstanding the death or insanity of the principal, or the revocation of the instrument of proxy or of the authority under which the instrument of proxy was executed, or the transfer of the share in respect of which the instrument of proxy was given, provided that no notice in writing of such death, insanity, revocation or transfer shall have been received by the Company at the Office or at such other place or one of such other places (if any) at which the instrument of proxy could have been duly deposited in order to be valid for use at the meeting or adjourned meeting (or, in the case of the revocation of a proxy, where the appointment of the proxy was contained in an electronic communication, at the address at which such appointment was duly received) at least 24 hours before the time appointed for the holding of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for the taking of the poll at which the instrument of proxy is to be used.

73.2 The Directors may send, at the expense of the Company, by post or otherwise, to the members instruments of proxy (with or without arrangements for their return prepaid) for use at any general meeting or at any class meeting, either in blank or nominating any Director or other person and, if thought fit, any other person or persons in the alternative. If for the purposes of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the expense of the Company, such invitations shall be issued to all (and not to some only) of the members entitled to be sent a notice of the meeting and to vote thereat by proxy, but the accidental omission to issue such invitations to, or the non receipt of such invitation by, any member, shall not invalidate the proceedings at any such meeting.

74 BODIES CORPORATE ACTING BY REPRESENTATIVES AT MEETINGS

Any body corporate which is a member of the Company may by resolution of its Directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company and the person so authorised shall be entitled to exercise the same powers on behalf of the body corporate which he represents as that body corporate could exercise if it were an individual member of the Company. The body corporate shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present at it, and all references to attendance and voting in person shall be construed accordingly. A Director, the Secretary or some person authorised for the purpose by the Secretary may require the representative to produce a certified copy of the resolution so authorising him or such other evidence of his authority reasonably satisfactory to them before permitting him to exercise his powers. A vote given or poll demanded by the representative shall be valid notwithstanding that the representative is for any reason no longer authorised to represent the body corporate, provided that no intimation in writing of the fact that the representative is no longer authorised shall have been received by the Company at the place or any of the places and within the time period applicable to notice of revocation of proxies under Article 73.1.

PART XIII - DIRECTORS

75 NUMBER OF DIRECTORS

75.1 Unless otherwise determined by Company in general meeting, the number of Directors shall not be less than 2 (two).

75.2 The continuing Directors may act notwithstanding any vacancy in their body, provided that if the number of the Directors is reduced below the number fixed by or pursuant to these Articles as the minimum number of Directors or the quorum of the Directors, the remaining Director or Directors may act only for the purpose of filling vacancies or of summoning a general meeting for the purpose of appointing Directors, but if there be no Director or Directors able or willing to act, then any two members may summon a general meeting for the purpose of appointing Directors.

76 **SHARE QUALIFICATION**

A Director shall not require a share qualification.

77 **ORDINARY REMUNERATION OF DIRECTORS**

The aggregate **ordinary** remuneration of the Directors shall not exceed €500,000 per annum or such other amount as may be determined from time to time by an ordinary resolution of the Company and shall be divisible (unless such resolution shall provide otherwise) among the Directors as they may agree, or, failing agreement, equally, except that any Director who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled only to rank in such division for a proportion of the remuneration related to the period during which he has held office. Any sums payable pursuant to this Article shall be distinct from any salary, remuneration or other amounts payable to a Director pursuant to any other Article and shall accrue from day to day.

78 **SPECIAL REMUNERATION OF DIRECTORS**

Any Director who holds any additional office (including for this purpose the office of chairman or deputy chairman whether or not such office is held in an executive capacity), who serves on any committee or who otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration by way of salary, commission, participation in profits or otherwise as the Directors may determine.

79 **EXPENSES OF DIRECTORS**

The Directors may be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or of committees of Directors or of general meetings or of separate meetings of the Holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties.

PART XIV - ALTERNATE DIRECTORS

80 **ALTERNATE DIRECTORS**

80.1 Each Director (other than an alternate Director) may, by notice in writing delivered to the Secretary at the Office, or in any other manner approved by the Directors, appoint any other Director, or any person approved for that purpose by the Directors and willing to act, to be his alternate.

80.2 No appointment of an alternate Director who is not already a Director shall be effective until his consent to act as a Director in the form prescribed by the Act has been received at the Office

80.3 An alternate Director need not hold a share qualification and shall not be counted in reckoning any maximum or minimum number of Directors allowed by these Articles

80.4 A Director may, by notice in writing delivered to the Secretary at the Office, revoke at any time the appointment of any alternate appointed by him

80.5 Every alternate Director shall (subject to his giving to the Company an address at which notices may be served on him) be entitled to receive notice of all meetings of the Directors and (subject to the approval of the Directors) of all meetings of committees of the Directors of which his appointor is a member and, in the absence from such meetings of his appointor, to attend and vote at such meetings and to be counted in the quorum and to exercise all the powers, rights, duties and authorities of his appointor. A Director or other person acting as alternate Director shall have a separate vote at such meetings for each Director for whom he acts as alternate Director (which shall, in the case of a Director acting as alternate, be in addition to his own vote as a Director), but he shall count as only one for the purpose of determining whether a quorum is present.

80.6 Every person acting as an alternate Director shall be an officer of the Company, shall alone be responsible to the Company for his own acts and defaults and shall not be deemed to be the agent of the Director appointing him.

80.7 An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements with the Company and to be repaid expenses and to be indemnified to the same extent mutatis mutandis as if he were a Director. However, he shall not be entitled to receive from the Company any fees for his services as alternate, except only such part (if any) of the fee payable to his appointor as such appointor may by notice in writing to the Company direct. Subject to this Article, the Company shall pay to an alternate Director such expenses as might properly have been paid to him if he had been a Director.

80.8 An alternate Director shall cease to be an alternate Director:

80.8.1 if his appointor revokes his appointment; or

80.8.2 if his appointor ceases for any reason to be a Director, provided that if any Director retires at an annual general meeting but is re-appointed or deemed to be re-appointed at the same meeting, any valid appointment of an alternate Director which was in force immediately before his retirement shall remain in force; or

80.8.3 if any event happens in relation to him which, if he were a Director otherwise appointed, would cause him to vacate office.

PART XV - POWERS OF DIRECTORS

81 DIRECTORS' POWERS

Subject to the provisions of the Acts, the memorandum of association of the Company and these Articles and to any directions given by the members by ordinary resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the memorandum of association of the Company or of these Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Article shall not be limited by any special power given to the Directors by these Articles and a meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

82 DELEGATION TO A DIRECTOR

The Directors may entrust to and confer upon a Director any of the powers, authorities and discretions exercisable by them (with power to sub-delegate) upon such terms and subject to such conditions and with such restrictions as they think fit, and either collaterally with or to the exclusion of their own powers and may from time to time revoke, withdraw, alter or vary all or any of such powers.

83 DELEGATION TO COMMITTEES

83.1 The Directors may delegate any of their powers, authorities and discretions (with power to sub-delegate) for such time, upon such terms and subject to such conditions and with such restrictions as they think fit to any committee consisting of one or more Directors and (if thought fit) one or more other persons, provided that:

83.1.1 a majority of the members of a committee shall be Directors;

83.1.2 and no resolution of a committee shall be effective unless a majority of those present when it is passed are Directors or alternate Directors.

83.2 The Directors may confer such powers either collaterally with, or to the exclusion of and in substitution for, all or any of the powers of the Directors in that respect and may from time to time revoke, withdraw, alter or vary any of such powers and discharge any such committee in whole or in part. Insofar as any power, authority or discretion is so delegated, any reference in these Articles to the exercise by the Directors of such power, authority or discretion shall be construed as if it were a reference to the exercise of such power, authority or discretion by such committee.

84 APPOINTMENT OF ATTORNEYS

The Directors may, from time to time and at any time by power of attorney under seal, appoint any company, firm or person or fluctuating body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit. Any such power of attorney may contain such provisions for the protection of persons dealing with any such attorney as the Directors may think fit and may authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

85 LOCAL MANAGEMENT

The Directors may establish any local or divisional boards or agencies for managing any of the affairs of the Company in any specified locality, either in the State or elsewhere, and may appoint any persons to be members of any such local or divisional board or agency and may fix their remuneration and may delegate to any local or divisional board or agent any of the powers, authorities and discretions vested in the Directors with power to sub-delegate and any such appointment or delegation may be made upon such terms and subject to such conditions as the Directors may think fit, and the Directors may remove any person so appointed, and may annul or vary any such delegation, but no person dealing in good faith with any such committee, local board or agency, without notice of any such removal, annulment or variation, shall be affected thereby. The Directors may confer such powers either collaterally with, or to the exclusion of and in substitution for, all or any of the powers of the Directors in that respect and may from time to time revoke, withdraw, alter or vary all or any of such powers. Subject to any terms and conditions expressly imposed by the Directors, the proceedings of any local or divisional board or agency with two or more members shall be governed by such of these Articles as regulate the proceedings of the Directors, so far as they are capable of applying.

86 USE OF DESIGNATION "DIRECTOR"

The Directors may from time to time appoint any person to any office or employment having a designation or title including the word "director" or attach to any existing office or employment with the Company such a designation or title and may at any time determine any such appointment or the use of any such designation or title. The inclusion of the word "director" in the designation or title of any such office or employment with the Company shall not imply that the holder thereof is a Director of the Company nor shall such holder thereby be empowered in any respect to act as a Director of the Company or to be deemed to be a Director for any of the purposes of these Articles.

87 **BORROWING POWERS**

Subject to any restrictions imposed in the Shareholders' Agreement, the Directors may exercise all the powers of the Company to borrow or raise money and to mortgage or charge its undertaking, property, assets, and uncalled capital or any part thereof and, subject to Part III of the 1983 Act, to issue debentures, debenture stock and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party, without any limitation as to amount.

88 **EXECUTION OF NEGOTIABLE INSTRUMENTS**

All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, by such person or persons and in such manner as the Directors shall determine from time to time by resolution.

PART XVI - APPOINTMENT OF DIRECTORS

89 **APPOINTMENT OF ADDITIONAL DIRECTORS**

89.1 Subject as aforesaid, the Company by ordinary resolution may appoint a person to be a Director either to fill a vacancy or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with these Articles as the maximum number of Directors.

89.2 The Directors may appoint a person who is willing to act to be a Director, either to fill a vacancy or as an additional Director, provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with these Articles as the maximum number of Directors.

89.3 Subject to the Shareholders' Agreement, for so long as The Investor shall hold any Series A Preferred Shares or at least 3% of the Ordinary Shares, it shall have the right, from time to time, by giving written notice to the Company, to appoint a director, to remove such Director from office and to replace such Director.

90 **RESOLUTION FOR APPOINTMENT**

A resolution for the appointment of two or more persons as Directors by a single resolution shall not be moved at any general meeting unless a resolution that it shall be so moved has first been passed by the meeting without any vote being given against it; and any resolution moved in contravention of this provision shall be void.

PART XVII - DISQUALIFICATION AND REMOVAL OF DIRECTORS

91 **DISQUALIFICATION OF DIRECTORS**

91.1 The office of a Director shall be vacated automatically if:

91.1.1 he ceases to be a Director by virtue of any provision of the Acts or he becomes prohibited by law from being a Director or a declaration in respect of him is made by the court pursuant to section 150 of the 1990 Act; or

91.1.2 if he is adjudicated bankrupt, or any event equivalent or analogous thereto occurs, in the State or any other jurisdiction or he makes any arrangement or composition with his creditors generally; or

91.1.3 in the opinion of a majority of his co-Directors, he becomes incapable by reason of mental disorder of discharging his duties as a Director; or

91.1.4 (without committing a breach of any contract between him and the Company) he resigns his office by notice to the Company; or

91.1.5 he is convicted of an indictable offence, unless the Directors otherwise determine; or

91.1.6 he shall have been absent for more than six consecutive months without permission of the Directors from meetings of the Directors held during that period and his alternate Director (if any) shall not have attended any such meeting in his place during such period, and the Directors pass a resolution that by reason of such absence he has vacated office; or

91.1.7 he is required in writing by all his co-Directors to resign.

91.2 A Director shall not be required to retire at any time on account of age.

92 REMOVAL OF DIRECTORS

Subject to the Shareholders Agreement, the Company may, by ordinary resolution of which extended notice has been given in accordance with the provisions of the Acts, remove any Director before the expiry of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director and may, if thought fit, by ordinary resolution appoint another Director in his stead. Any person so appointed shall be subject to retirement at the same time as if he had been appointed a Director on the date on which and in the manner in which the Director in whose place he is appointed was last appointed or re-appointed a Director. Nothing in this Article shall be taken as depriving a person removed hereunder of compensation or damages payable to him in respect of the termination of his appointment as Director or of any other appointment terminating with his appointment as Director.

PART XVIII - DIRECTORS' OFFICES AND INTERESTS

93 EXECUTIVE OFFICES

93.1 The Directors may appoint one or more of their body to the office of managing director or joint managing director or to any other executive office under the Company (including, where considered appropriate, the office of chairman or deputy chairman) on such terms and for such period as they may determine and, without prejudice to the terms of any contract entered into in any particular case, may revoke any such appointment at any time.

93.2 A Director holding any such executive office shall receive such remuneration, whether in addition to or in substitution for his ordinary remuneration as a Director and whether by way of salary, commission, participation in profits or otherwise or partly in one way and partly in another, as the Directors may determine.

93.3 The appointment of any Director to the office of chairman, deputy chairman, managing director or joint managing director shall determine automatically if he ceases to be a Director but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

93.4 The appointment of any Director to any other executive office shall not determine automatically if he ceases from any cause to be a Director unless the contract or resolution under which he holds office shall expressly state otherwise, in which event such determination shall be without prejudice to any claim for damages for breach of any contract of service between him and the Company.

94 DIRECTORS MAY HAVE INTERESTS

94.1 Subject to the provisions of the Acts and provided that he has complied with Articles 95 and 96, a Director, notwithstanding his office:

94.1.1 may be a party to, or otherwise interested in, any contract, arrangement, transaction or proposal with the Company or any subsidiary or associated company thereof or in which the Company or any subsidiary or associated company thereof is otherwise interested;

94.1.2 may hold any other office or place of profit under the Company (except that of auditor or of auditor of a subsidiary of the Company) in conjunction with his office of Director, and may act by himself or through his firm in a professional capacity for the Company, and in any such case on such terms as to remuneration and otherwise as the Directors shall arrange;

94.1.3 may be a director or other officer of, or employed by, or a party to any contract, arrangement, transaction or proposal with, or otherwise interested in, any body corporate promoted by the Company or in which the Company or any subsidiary or associated company of the Company is otherwise interested; and

94.1.4 shall not be accountable, by reason of his office, to the Company for any profit, remuneration or other benefit which he derives from any such contract, arrangement, transaction, proposal, office, place of profit or employment or from any interest in any such body corporate;

and no such contract, arrangement, transaction or proposal entered into by or on behalf of the Company in which any Director is in any way interested shall be liable to be avoided on account of such interest.

95 DISCLOSURE OF INTERESTS BY DIRECTORS

95.1 A Director who is in any way, whether directly or indirectly, interested in any contract, arrangement, transaction or proposal with the Company shall declare the nature of his interest at the meeting of the Directors at which the question of entering into the contract, arrangement, transaction or proposal is first considered, or, if the Director was not at the date of that meeting interested therein, at the next meeting of the Directors held after he became so interested, and, in a case where the Director becomes interested in a contract, arrangement, transaction or proposal after it is made, at the first meeting of the Directors held after he becomes so interested.

95.2 A copy of every declaration made and notice given under this Article shall be entered within three days after the making or giving thereof in a book kept for this purpose. Such book shall be open for inspection without charge by any Director, Secretary, Auditor or member of the Company at the Office and shall be produced at every general meeting of the Company and at any meeting of the Directors if any Director so requests in sufficient time to enable the book to be available at the meeting.

95.3 For the purposes of this Article:

95.3.1 a general notice given to the Directors that a Director is to be regarded as having an interest of the nature and extent specified in the notice in any contract, arrangement, transaction or proposal in which a specified person or class of persons is interested shall be deemed to be a disclosure that the Director has an interest in any such contract, arrangement, transaction or proposal of the nature and extent so specified;

95.3.2 and an interest of which a Director has no knowledge and of which it would be unreasonable to expect him to have knowledge shall not be treated as an interest of his.

96 INTERESTED DIRECTOR NOT TO VOTE OR COUNT FOR QUORUM

96.1 Save as otherwise provided by these Articles, a Director shall not vote at a meeting of the Directors or a committee of Directors on any resolution concerning a matter in which he has an interest which (together with any interest of any person connected with him within the

meaning of Article 96.5.1) is to his knowledge material (otherwise than by virtue of his interests in shares or debentures or other securities of or otherwise in or through the Company). A Director shall not be counted in the quorum present at a meeting in relation to any such resolution on which he is not entitled to vote.

96.2 A Director shall be entitled (in the absence of any other material interest than is indicated below) to vote (and to be counted in the quorum) in respect of any resolution concerning any of the following matters, namely:

96.2.1 the giving of any security, guarantee or indemnity to him in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings;

96.2.2 the giving of any security, guarantee or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

96.2.3 any proposal concerning any offer of shares or debentures or other securities of or by the Company or any of its subsidiary undertakings in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

96.2.4 any proposal concerning any other company in which he (together with any persons connected with him within the meaning of Article 96.5.1) does not to his knowledge have an interest (as that term is used in Chapter 2 of Part IV of the 1990 Act) in one per cent or more of either any class of the equity share capital of, or the voting rights in, such company;

96.2.5 any proposal relating to any arrangement for the benefit of employees of the Company or any of its subsidiary undertakings which does not award him any privilege or benefit not generally awarded to the employees to which such arrangement relates; or

96.2.6 any proposal concerning the giving of any indemnity to the Directors or any of them pursuant to Article 142 or the discharge of the cost of any insurance which the Company proposes to maintain or purchase for the benefit of the Directors or any of them or for the benefit of persons who include the Directors or any of them.

96.3 Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employments with the Company or any company in which the Company is interested, such proposals may be divided and considered in relation to each Director separately and in such case each of the Directors concerned (if not debarred from voting under Article 96.2.4) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

96.4 If any question shall arise at any meeting of the Directors as to the materiality of the interest of a Director (other than the chairman of the meeting) or as to the entitlement of any Director (other than such chairman) to vote or be counted in the quorum, and such question is not resolved by his voluntarily agreeing to abstain from or not to be counted in the quorum, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned as known to such Director has not been fully disclosed to the Directors. If any question as aforesaid shall arise in respect of the chairman of the meeting such question shall be decided by resolution of the Directors (for which purpose such chairman shall be counted in the quorum but shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such chairman as known to such chairman has not been fully disclosed to the Directors.

96.5 For the purposes of this Article:

96.5.1 section 26 of the 1990 Act shall apply for the purposes of determining whether a person is connected with a Director except that in Article 96.5.2 a person who is a child (not being a minor child), parent, brother or sister of a Director shall not by virtue only of that relationship be deemed to be connected with the Director; and

96.5.2 in relation to an alternate Director, an interest of his appointor shall be treated as an interest of the alternate Director.

96.6 Subject to the Acts, the Company may by ordinary resolution suspend or relax the provisions of this Article to any extent or ratify any transaction not duly authorised by reason of a contravention of this Article.

97 EXERCISE OF RIGHTS IN OTHER COMPANIES

Subject to the provisions of these Articles and the Acts, the Directors may exercise or procure the exercise of the rights conferred by the shares in any other company held or owned by the Company, and may exercise any rights to which they are entitled as directors of such other company, in such manner as they shall in their absolute discretion think fit, including the exercise thereof in favour of any resolution appointing themselves or any of them as directors, officers or servants of such other company, and fixing their remuneration as such, and may vote as directors of the Company in connection with any of the matters aforesaid.

98 ENTITLEMENT TO GRANT PENSIONS

The Directors may provide benefits, whether by way of pensions, gratuities or otherwise, for any Director, former Director or other officer or former officer of the Company or to any person who holds or has held any employment with the Company or with any body corporate which is or has been a subsidiary undertaking or associated company of the Company or a predecessor in business of the Company or of any such subsidiary undertaking or associated company and to any member of his family or any person who is or was dependent on him and may set up, establish, support, alter, maintain and continue any scheme or arrangement for providing all or any such benefits and for such purposes any Director accordingly may be, become or remain a member of, or rejoin, any scheme or arrangement and receive or retain for his own benefit all benefits to which he may be or become entitled thereunder. The Directors may pay out of the funds of the Company any premiums, contributions or sums payable by the Company under the provisions of any such scheme or arrangement in respect of any of the persons or class of persons above referred to who are or may be or become members thereof.

PART XIX - PROCEEDINGS OF DIRECTORS

99 CONVENING AND REGULATION OF DIRECTORS' MEETINGS

Subject to the provisions of these Articles and the Shareholders' Agreement, the Directors may regulate their proceedings as they think fit. A Director may, and the Secretary at the request of a Director shall, call a meeting of the Directors. Any Director may waive notice of any meeting and any such waiver may be retrospective. Notice of a meeting of the Directors shall be deemed to be duly given to a Director if it is given to him personally or sent in writing by delivery, post, cable, telegram, telex, telefax, electronic mail or any other means of communication approved by the Directors to him at his last known address or any other address given by him to the Company for this purpose. The Directors may make regulations for the giving of notice of a meeting of the Directors in such circumstances and subject to such conditions and requirements as they think fit. A Director absent or intending to be absent from the State may request the Directors in writing that notices of meetings of the Directors shall during his absence be sent in writing to him at his last known address or any other address given by him to the Company for this purpose, but in the absence of any such request it shall

not be necessary to give notice of a meeting of the Directors to any Director who is for the time being absent from the State.

100 **QUORUM FOR DIRECTORS' MEETINGS**

The quorum for the transaction of the business of the Directors shall be a majority of the appointed Directors from time to time. Any Director who ceases to be a Director at a meeting of the Directors may continue to be present and to act as a Director and be counted in the quorum until the termination of that meeting if no other Director objects and if otherwise a quorum would not be present. In the absence of a valid quorum at a meeting of the Board, duly convened, the meeting shall be adjourned to the same time and place no earlier than five (5) Business Days thereafter and no later than twenty-one (21) Business Days thereafter as the Chairman may determine. The quorum requirements as set out in this Article 100 shall also be applicable at such adjourned meeting of the Board. In the event that there is no quorum at such adjourned meeting of the Board the meeting shall again be adjourned to the same time and place no earlier than five (5) Business Days thereafter and no later than twenty-one (21) Business Days thereafter as the Chairman may determine provided however that if within 30 minutes of the time of such adjourned meeting there is no quorum in accordance with the foregoing provisions of this Article then the Directors present shall constitute a valid quorum of the Board on that occasion.

101 **VOTING AT DIRECTORS' MEETINGS**

101.1 Questions arising at any meeting of Directors shall be decided by a majority of votes. Where there is an equality of votes, the chairman of the meeting shall not have a second or casting vote.

101.2 Subject as hereinafter provided, each Director present shall have one vote and in addition to his own vote shall be entitled to one vote in respect of each other Director not present at the meeting who shall have authorised him in respect of such meeting to vote for such other Director in his absence. Any such authority may relate generally to all meetings of the Directors or to any specified meeting or meetings and shall be in writing and may be sent by delivery, post, cable, telegram, telex, telefax, electronic mail or any other means of communication approved by the Directors and may bear a printed or facsimile signature of the Director giving such authority. The authority must be delivered to the Secretary for filing prior to, or shall be produced at, the first meeting at which a vote is to be cast pursuant thereto provided that no Director shall be entitled to any vote at a meeting on behalf of another Director pursuant to this Article if the other Director shall have appointed an alternate Director and that alternate Director is present at the meeting at which the Director proposes to vote pursuant to this Article.

102 **TELECOMMUNICATION MEETINGS**

102.1 For the purpose of these Articles, the contemporaneous linking together by telephone or other means of telecommunication of a number of Directors not less than the quorum shall be deemed to constitute a meeting of the Directors and all the provisions in these Articles as to meetings of the Directors shall apply to such a meeting, provided that:

102.1.1 each of the Directors taking part in such a meeting is able to hear, and speak to, each of the other Directors taking part; and

102.1.2 at the commencement of such a meeting each Director must acknowledge his presence and that he accepts that the proceedings shall be deemed to be a meeting of the Directors.

102.2 A Director may not cease to take part in such a meeting by disconnecting his telephone or other means of communication unless he has previously obtained the express consent of the chairman of the meeting, and a Director shall be conclusively presumed to have been present and to have formed part of the quorum at all times during the meeting unless he has previously obtained the express consent of the chairman of the meeting to leave the meeting.

102.3 Such a meeting shall be deemed to take place where the largest group of those participating is assembled, or if there is no such group, where the chairman of the meeting is present.

102.4 A minute of the proceedings at such meeting by telephone or other means of communication shall be sufficient evidence of such proceedings and of the observance of all necessary formalities if certified as a correct minute by the chairman of the meeting.

102.5 The provisions of this Article shall apply, mutatis mutandis, to meetings of committees of the Directors.

103 CHAIRMAN OF MEETINGS OF DIRECTORS

If no chairman is appointed under Article 93, the Directors may appoint one of their number to be chairman; and if no deputy chairman is appointed under that Article the Directors may appoint one of their number to be deputy chairman; and they may remove from office at any time any chairman or deputy chairman appointed under the foregoing provisions of this Article. The chairman of the meetings of the Directors shall be the chairman, if any, appointed under Article 93 or the foregoing provisions of this Article and in his absence the deputy chairman, if any, so appointed. If neither chairman nor deputy chairman is appointed under Article 93 and neither chairman nor deputy chairman is elected under the foregoing provisions of this Article, or no such person is present at any meeting of the Directors within five minutes after the time appointed for holding such meeting, the Directors present may choose one of their number to be chairman of the meeting. References in this Article to "deputy chairman" shall be construed as including, in the absence of an appointment of someone with that specific title, a person appointed to an office known by another title which, at or before the time of his appointment or election as such, is designated by the Directors as being equivalent to the office of deputy chairman.

104 PROCEEDINGS OF COMMITTEES

The meetings and proceedings of any committee or sub-committee of the Directors consisting of two or more members shall be governed *mutatis mutandis* by the provisions of these Articles regulating the meetings and proceedings of the Directors so far as the same are not superseded by any regulations made by the Directors. Any committee or sub-committee so formed shall in the exercise of the powers or discretions so delegated conform to any regulations which may from time to time be imposed by the Directors.

105 VALIDITY OF ACTS OF DIRECTORS

All acts done by any meeting of the Directors or of a committee of Directors or by any person acting as a Director, alternate Director or member of a committee shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any person or persons acting as aforesaid, or that they or any of them were disqualified from holding office or were not entitled to vote or had vacated office, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director and had been entitled to vote.

106 DIRECTORS' RESOLUTIONS IN WRITING

A resolution in writing signed by all the Directors entitled to receive notice of a meeting of Directors or of a committee of Directors shall be as valid as if it had been passed at a meeting of Directors or (as the case may be) a committee of Directors duly convened and held and may consist of several documents in the like form each signed by one or more Directors, and such resolution when duly signed may be delivered or transmitted (unless the Directors shall otherwise determine either generally or in any specific case) by facsimile transmission or some other similar means of transmitting the contents of documents. A resolution signed by an alternate Director need not also be signed by his appointor and, if it is signed by a Director who has appointed an alternate Director, it need not be signed by the alternate Director in that capacity.

PART XX - SECRETARY

107 APPOINTMENT OF SECRETARY

Subject to the provisions of the Acts, the Secretary shall be appointed by the Directors for such term, at such remuneration and upon such conditions as they may think fit and any Secretary so appointed may be removed by them, but without prejudice to any claim for damages for breach of any contract of service between him and the Company. If thought fit, two or more persons may be appointed joint secretaries. Anything required or authorised by the Acts or these Articles to be done by or to the Secretary may be done, if the office is vacant or there is for any other reason no Secretary readily available and capable of acting, by or to any assistant or acting Secretary appointed by the Directors or, if there is no assistant or acting secretary readily available and capable of acting, by or to any officer of the Company authorised generally or specially in that behalf by the Directors.

108 PERSON ACTING AS DIRECTOR AND SECRETARY

Any provision of the Acts or these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as a Director and as, or in the place of, the Secretary.

PART XXI - SEAL

109 USE OF SEAL

The Directors shall ensure that the Seal (including any official securities seal kept pursuant to the Acts) shall be used only by the authority of the Directors or of a duly authorised committee of the Directors.

110 SIGNATURE OF SEALED INSTRUMENTS

Every instrument to which the Seal (including any such official securities seal) shall be affixed shall be signed by a Director and shall also be signed by the Secretary or by a second Director or by some other person appointed for the purpose by the Directors or a duly authorised committee of the Directors save that as regards any certificates for shares or debentures or other securities of the Company the Directors or such a Committee may determine by resolution either generally or in any particular case (and subject to such restrictions as the Directors may determine) that such signatures or either of them shall be dispensed with, or be printed thereon or affixed thereto by some method or system of mechanical signature.

111 OFFICIAL SEAL FOR USE ABROAD

The Company may exercise the powers conferred by the Acts with regard to having an official seal for use abroad and such powers shall be vested in the Directors.

112 SAFE CUSTODY

The Directors shall provide for the safe custody of the Seal and of every other seal of the Company.

PART XXII - DIVIDENDS AND RESERVES

113 DECLARATION OF DIVIDENDS

Subject to the provisions of the Acts, the terms of these Articles and the Shareholders' Agreement, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the Directors.

114 **INTERIM AND FIXED DIVIDENDS**

Subject to the provisions of the Acts, the terms of these Articles and the Shareholders' Agreement the Directors may declare and pay such interim dividends as appear to them to be justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the Directors may declare and pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but subject always to any restrictions for the time being in force (whether under these Articles, under the terms of issue of any shares or under any agreement to which the Company is a party, or otherwise) relating to the application, or the priority of application, of the Company's profits available for distribution or to the declaration or (as the case may be) the payment of dividends by the Company. Subject as aforesaid, the Directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment. If the Directors act in good faith they shall not incur any liability to the Holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim or fixed dividend on any shares having deferred or non-preferred rights.

115 **PAYMENT OF DIVIDENDS**

Except as otherwise provided by the rights attached to shares by the terms of issue thereof or by these Articles, all dividends shall be declared and paid according to the amounts paid on the shares on which the dividend is paid. Subject as aforesaid, all dividends shall be apportioned and paid proportionately to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid; but, if any share is issued on terms providing that it shall rank for dividend as from a particular date, such share shall rank for dividend accordingly.

116 **DEDUCTIONS FROM DIVIDENDS**

The Directors may deduct from any dividend or other moneys payable to any member in respect of a share all sums of moneys (if any) presently payable by him to the Company in relation to shares of the Company.

117 **DIVIDENDS IN SPECIE**

Any general meeting declaring a dividend or bonus may direct, upon the recommendation of the Directors, that it shall be satisfied wholly or partly by the distribution of assets (and, in particular, of paid up shares, debentures or debenture stock of any other company or in any one or more of such ways) and the Directors shall give effect to such resolution. Where any difficulty arises in regard to the distribution, the Directors may settle the same as they think expedient and in particular may issue fractional certificates and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any members upon the footing of the value so fixed in order to adjust the rights of all the parties and may vest any such specific assets in trustees upon trust for the persons entitled to the dividend as the Directors think expedient, and generally may make such arrangements for the allotment, acceptance and sale of such specified assets or fractional certificates, or any part thereof, and otherwise as they think fit.

118 **MODE OF PAYMENT OF DIVIDENDS OR OTHER MONEYS**

118.1 The Company may pay any dividend, interest or other moneys payable in cash in respect of shares by cheque, warrant, direct debit, bank transfer, any other method (including electronic media) as the Directors may consider appropriate, or (if so authorised by the holders of shares in uncertificated form) using the facilities of a relevant system (subject to the facilities and requirements of the relevant system) and may remit the same by post or other delivery service to the registered address of the Holder or person entitled thereto or, in the case of joint Holders, to the registered address of the joint Holder whose name stands first in the Register, or, in the case of two or more persons being entitled to a dividend, interest or other money in consequence of the death or bankruptcy of the Holder, to any one of such persons, or to such

person and to such address as the Holder or joint Holders of such other persons may in writing direct. In the case of a Holder who is also an employee of the Company or any of its subsidiaries, the Company may remit any dividend, interest or other moneys as aforesaid to such Holder through the Company's internal postal arrangements. Every cheque, warrant or other form of payment is sent or made at the risk of the person entitled to the moneys represented by it. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent, or to such person as the Holder or joint Holders or other person entitled thereto may in writing direct, and the payment of such cheque or warrant shall be a good discharge to the Company. Where the Company pays any dividend, interest or other moneys as aforesaid by any method other than cheque or warrant, the debiting of the Company's account in respect of the appropriate amount shall be deemed a good discharge of the Company's obligation to pay such dividend, interest or other moneys. Any one of two or more joint Holders or persons entitled to a dividend, interest or other moneys in consequence of the death or bankruptcy of the Holder may give effective receipts for any dividends, interest or other moneys payable in respect of the share held by him as joint Holder or to which he is jointly entitled as aforesaid.

118.2 The Directors may, at their discretion, make arrangements to enable a Depositary or any such other member or members as the Directors shall from time to time determine to receive duly declared dividends in any currency or currencies other than the currency in which such dividends are declared. For the purposes of the calculation of the amount receivable in respect of any dividend, the rate of exchange to be used to determine the equivalent in any such other currency of any sum payable as a dividend shall be such rate or rates, and the payment thereof shall be on such terms and conditions, as the Directors may in their absolute discretion determine.

119 DIVIDENDS NOT TO BEAR INTEREST

No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.

120 SHARES IN LIEU OF CASH DIVIDEND

120.1 The Directors may from time to time at their discretion, with or subject to the sanction of an ordinary resolution of the Company, offer to the Holders of ordinary shares in the Company (in this Article "**Shareholders**") the right to elect to receive an allotment of additional ordinary shares, credited as fully paid, instead of cash in respect of all or part of any cash dividend or dividends specified by such resolution or such part of such dividend or dividends as the Directors may determine. In any such case, the following provisions shall apply:

120.1.1 Any such resolution may specify a particular dividend or dividends or may specify all or any dividends falling to be declared or paid during a specified period being a period expiring not later than the conclusion of the annual general meeting held in the fifth year after the year in which the resolution is passed.

120.1.2 The basis of the allotment shall be determined by the Directors so that, as nearly as may be considered convenient in the Directors' absolute discretion but subject to section 27 of the 1983 Act, the value (calculated by reference to the Average Quotation) of the additional ordinary shares (in this Article "**New Ordinary Shares**") (excluding any fractional entitlement) to be allotted instead of any cash amount (disregarding any tax credit) of dividend shall equal such amount. For such purpose the "**Average Quotation**" of a New Ordinary Share shall be the average of the five amounts resulting from determining whichever of the following ((i), (ii), (iii) or (iv) specified below) in respect of ordinary shares shall be appropriate for each of the first five business days ("**business day**" in this Article meaning a day on which dealings can be effected on the London Stock Exchange) on which ordinary shares are quoted "ex" the relevant dividend and as determined from the information published in Daily Official List of the London Stock Exchange reporting the business done on each of those five business days:

120.1.2.1 if there shall be more than one dealing reported for the day, the average of the prices at which such dealings took place; or

120.1.2.2 if there shall be only one dealing reported for the day, the price at which such dealing took place; or

120.1.2.3 if there shall not be any dealing reported for the day, the mid-point between the high and low market guide prices published for the day; or

120.1.2.4 if there shall not be any dealing reported for the day and only one market guide price shall be published for the day, the market guide price so published;

and if for any reason it shall be impossible or impracticable to determine an appropriate amount for any of those five days on the above basis, the Directors may, if they think fit and having taken into account the prices at which recent dealings in the ordinary shares have taken place, determine an amount for such day and the amount so determined shall be deemed to be appropriate for that day for the purpose of calculating the Average Quotation. If the means of providing the foregoing information as to dealings and prices by reference to which the Average Quotation is to be determined is altered or is replaced by some other means, then the Average Quotation shall be determined on the basis of the equivalent information published by the relevant authority in relation to dealings on the London Stock Exchange.

120.2 The Directors shall after determining the basis of allotment give notice in writing to Shareholders of the right of election offered to them and shall send with or following such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective.

120.3 The dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable on ordinary shares in respect of which the said right of election has been duly exercised under this Article (in this Article the "**Elected Ordinary Shares**") and instead thereof New Ordinary Shares shall be allotted to the Holders of the Elected Ordinary Shares on the basis of allotment determined under this Article. For such purpose the Directors shall capitalise, out of such of the sums standing to the credit of any of the reserves of the Company (including any share premium account and capital redemption reserve) or profit and loss account as the Directors may determine, a sum equal to the aggregate nominal amount of the New Ordinary Shares to be allotted on such basis and apply the same in paying up in full the appropriate number of unissued ordinary shares for allotment and distribution to and amongst the Holders of the Elected Ordinary Shares on such basis.

120.4 The Directors may do all acts and things which they consider necessary or expedient to give effect to any such capitalisation, and they shall have power to make such provisions as they think fit where New Ordinary Shares would otherwise have been distributable in fractions, including provisions whereby such fractional entitlements, in whole or in part, are disregarded and the benefit thereof accrues to the Company rather than to the Shareholders concerned. The Directors may authorise any person on behalf of the Shareholders concerned to enter into an agreement with the Company relating to such capitalisation and matters incidental thereto and an agreement made under such authority shall be effective and binding on all persons concerned.

120.5 The Directors may also from time to time establish or vary a procedure for election mandates under which a Shareholder may elect to receive New Ordinary Shares credited as fully paid instead of cash in respect of all future rights that may be offered to that Shareholder under this Article until the election mandate is revoked or deemed to be revoked in accordance with the procedure.

120.6 The Directors may undertake and do such acts and things as they may consider necessary or expedient for the purpose of giving effect to the provisions of this Article.

120.7 The New Ordinary Shares allotted pursuant to the provisions of this Article shall rank pari passu in all respects with the fully paid ordinary shares then in issue save only as regards participation in the relevant dividend (or share election in lieu).

120.8 The Directors shall not proceed with any offer of a right of election unless the Company has sufficient unissued ordinary shares authorised for issue and sufficient reserves or funds that may be capitalised to give effect to it.

120.9 Notwithstanding anything to the contrary in this Article, the Directors may at any time prior to issue of the New Ordinary Shares, if it appears to them desirable to do so because of a change in circumstances, determine that the relevant dividend shall be payable wholly in cash and if they so determine then all elections made in respect of that dividend shall be disregarded. The relevant dividend shall also be payable wholly in cash if the ordinary shares cease to be listed on the Official List of the London Stock Exchange at any time prior to the due date of issue of the New Ordinary Shares or if such listing is suspended at any time prior to that due date and is not reinstated by the date immediately preceding that due date.

120.10 Notwithstanding anything to the contrary in this Article, the Directors may exclude such Shareholders from any offer of a right of election as they may think fit in the light of any legal or practical problems or considerations arising under the laws of, or the requirements of any regulatory or stock exchange authority in, any territory or jurisdiction.

120.11 Where a resolution sanctioning the offer to Shareholders of the right to receive an allotment of additional ordinary shares instead of a cash dividend is passed at a general meeting and that resolution relates in whole or in part to a dividend declared at that meeting, then the resolution declaring that dividend shall be deemed to take effect at the end of the meeting.

121 **UNCLAIMED DIVIDENDS**

All dividends, interest or other sums payable which remains unclaimed for one year after having been declared may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed. If the Directors so resolve, all dividends or interest which have remained unclaimed for 12 years after having been declared shall be forfeited and cease to remain owing by the Company. The retention by the Company, or payment into a separate account, of any unclaimed dividend, interest or other moneys payable by the Company in respect of a share in lieu shall not constitute the Company a trustee in respect thereof.

122 **RESERVES**

Subject to the Acts, before recommending any dividend, whether preferential or otherwise, the Directors may carry to reserve out of the profits of the Company such sums as they think proper. All sums standing to reserve may be applied from time to time in the discretion of the Directors for any purpose to which the profits of the Company may be properly applied and at the like discretion may be either employed in the business of the Company or invested in such investments as the Directors may lawfully determine. The Directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided as they may lawfully determine. Any sum which the Directors may carry to reserve out of the unrealised profits of the Company shall not be mixed with any reserve to which profits available for distribution have been carried. The Directors may also carry forward, without placing the same to reserve, any profits which they may think it prudent not to divide.

123 **RECORD DATES**

Notwithstanding any other provision of these Articles but without prejudice to the rights attached to any shares and subject always to the Acts, the Company or the Directors may by resolution specify any date (the "record date") as the date at the close of business (or such other time as the Directors may determine) on which persons registered as the holders of shares or other securities shall be entitled to receipt of any dividend, distribution, interest,

allotment, issue, notice, information, document or circular and such record date may be on or at any time before the date on which the same is paid, made, given or served or (in the case of any dividend, distribution, interest, allotment or issue) at any time after the same is recommended, resolved, declared or announced but without prejudice to the rights inter se in respect of the same of transferors and transferees of any such shares or other securities. No change in the register of such holders after the record date shall invalidate the same.

124 **RETENTION OF DIVIDENDS**

The Directors may retain the dividends payable upon shares in respect of which any person is under the provisions as to the transmission of shares hereinbefore contained entitled to become a member, or which any person is under those provisions entitled to transfer, until such person shall become a member in respect of such shares or shall transfer the same.

125 **WAIVER OF DIVIDEND**

The waiver in whole or in part of any dividend on any share shall be effective only if such waiver is in writing (whether or not executed as a deed) signed by the member (or the person entitled to the share in consequence of the death or bankruptcy of the holder or otherwise by operation of law) and delivered to the Company and if or to the extent that the same is accepted as such or acted upon by the Company.

PART XXIII - ACCOUNTS

126 **ACCOUNTS**

126.1 The Directors shall cause accounting records to be kept in accordance with the Acts.

126.2 The accounting records shall be kept at the Office or, subject to the provisions of the Acts, at such other place as the Directors think fit and shall be open at all reasonable times to the inspection of the Directors.

126.3 The Directors shall determine from time to time whether and to what extent and at what times and places and under what conditions or regulations the accounting records of the Company or any of them shall be open to the inspection of members, not being Directors. No member (not being a Director) shall have any right of inspecting any accounting record or other book or document of the Company except as conferred by the Acts or authorised by the Directors or by the Company in general meeting.

126.4 In accordance with the provisions of the Acts, the Directors shall cause to be prepared and to be laid before the annual general meeting of the Company from time to time such profit and loss accounts, balance sheets, group accounts and reports as are required by the Acts to be prepared and laid before such meeting.

126.5 A copy of every balance sheet (including every document required by law to be annexed thereto) which is to be laid before the annual general meeting of the Company together with a copy of the Directors' report and Auditors' report shall be sent, not less than 21 Clear Days before the date of the annual general meeting, to every member, and every holder of debentures, of the Company and to every other person who is entitled to receive notices of general meetings from the Company under the provisions of the Acts or these Articles; provided that this Article shall not require a copy of such documents to be sent to more than one of joint Holders or to any person who under the provisions of the Acts or these Articles is not entitled to receive notices of general meetings from the Company or of whose address the Company is not aware, but any member or holder of debentures to whom a copy of such documents has not been sent shall be entitled to receive a copy free of charge on application at the Office. The Secretary shall at the same time forward the requisite number of copies of the documents referred to above to the appropriate section of the London Stock Exchange. No accidental non-compliance with the provisions of this Article shall invalidate the proceedings at the meeting.

127 AUDITORS

127.1 Auditors shall be appointed and their duties regulated in accordance with the Acts. Provided, however, that the first Auditors shall be KPMG and that no change in Auditors shall be made,at any time, prior to a Qualified IPO, without the prior written consent of The Investor.

127.2 The Auditors shall be entitled to attend any general meeting and to receive all notices of and other communications relating to any general meeting which any member is entitled to receive and shall be entitled to be heard at any general meeting on any part of the business of the meeting which concerns them as auditors.

127.3 Subject to the provisions of the Acts, all acts done by any persons acting as the Auditors shall, as regards all persons dealing in good faith with the Company, be valid, notwithstanding that there was some defect in their appointment or that they were at the time of their appointment not qualified for appointment or subsequently became disqualified.

PART XXIV - CAPITALISATION OF PROFITS OR RESERVES

128 CAPITALISATION OF PROFITS AND RESERVES

The Directors may with the authority of an ordinary resolution of the Company passed upon the recommendation of the Directors:

128.1.1 subject as hereinafter provided, resolve to capitalise any undivided profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or fund of the Company which is available for distribution or standing to the credit of share premium account, capital redemption reserve or capital conversion reserve fund, or any other undistributable reserve of the Company;

128.1.2 appropriate the sum resolved to be capitalised to the Holders of ordinary shares in proportion to the nominal amounts of the shares (whether or not fully paid) held by them respectively which would entitle them to participate in a distribution of that sum if the shares were fully paid and the sum were then distributable and were distributed by way of dividend and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those Holders of ordinary shares or as they may direct, in those proportions, or partly in one way and partly in the other, provided that:

128.1.2.1 the share premium account, the capital redemption reserve, the capital conversion reserve fund and any profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares (excluding, in the case of the share premium account, the capital redemption reserve and the capital conversion reserve fund, redeemable shares) to be issued to Holders of ordinary shares credited as fully paid; and

128.1.2.2 in a case where any sum is applied in paying amounts for the time being unpaid on any shares of the Company or in paying up in full debentures of the Company, the amount of the net assets of the Company at that time is not less than the aggregate of the called up share capital of the Company and its undistributable reserves as shown in the latest audited accounts of the Company or such other accounts as may be relevant and would not be reduced below that aggregate by the payment thereof;

128.1.3 resolve that any shares so allotted to any Holder in respect of a holding by him of any partly paid shares shall, so long as such shares remain partly paid, rank for dividend only to the extent that the latter shares rank for dividend;

128.1.4 make such provision by the issue of fractional certificates (or by ignoring fractions or by accruing the benefit thereof to the Company rather than to the Holders of ordinary shares concerned) or by payment in cash or otherwise as they may determine in the case of shares or debentures becoming distributable in fractions;

128.1.5 authorise any person to enter on behalf of all the Holders of ordinary shares concerned into an agreement with the Company providing for either:

128.1.5.1 the allotment to them respectively, credited as fully paid, of any further shares to which they are entitled upon such capitalisation; or

128.1.5.2 the payment up by the Company on behalf of such Holders, by the application thereto of their respective proportions of the reserves or profits resolved to be capitalised, of the amounts or any part of the amounts remaining unpaid on their existing shares;

(any agreement made under such authority being binding on all such Holders); and

128.1.6 generally do all acts and things required to give effect to such resolution.

PART XXV - NOTICES

129 NOTICES IN WRITING

Any notice to be given, served or delivered to or by any person pursuant to these Articles shall be in writing, except that a notice convening a meeting of the Directors or of a committee of the Directors need not be in writing.

130 SERVICE OF NOTICES

130.1 A notice or document (including a share certificate) to be given, served or delivered in pursuance of these Articles may be given to, served on or delivered to any member by the Company:

130.1.1 by handing same to him or his authorised agent;

130.1.2 by leaving the same at his registered address; or

130.1.3 by sending the same by the post or other delivery service in a pre-paid cover addressed to him at his registered address.

130.2 Where a notice or document is given, served or delivered pursuant to Article 130.1.1 or 130.1.2, the giving, service or delivery thereof shall be deemed to have been effected at the time the same was handed to the member or his authorised agent, or left at his registered address (as the case may be).

130.3 Where a notice or document is given, served or delivered pursuant to Article 130.1.3, the giving, service or delivery thereof shall be deemed to have been effected at the expiration of 24 hours after the cover containing it was posted or given to delivery agents (as the case may be). In proving such service or delivery, it shall be sufficient to prove that such cover was properly addressed, pre-paid and posted or given to delivery agents.

130.4 Every legal personal representative, committee, receiver, curator bonis or other legal curator, assignee in bankruptcy or liquidator of a member shall be bound by a notice given as aforesaid if sent to the last registered address of such member, notwithstanding that the

Company may have notice of the death, lunacy, bankruptcy, liquidation or disability of such member.

130.5 Without prejudice to the provisions of Articles 130.1.1 and 130.1.2, if at any time by reason of the suspension or curtailment of postal services within the State, the Company is unable effectively to convene a general meeting by notices sent through the post, a general meeting may be convened by a notice advertised on the same day in at least two leading national daily newspapers published in the State and such notice shall be deemed to have been duly served on all members entitled thereto at noon on the day on which the last of such advertisements shall appear. In any such case, the Company shall send confirmatory copies of the notice through the post to those members whose registered addresses are outside the State (if or to the extent that in the opinion of the Directors it is practicable so to do) or are in areas of the State unaffected by such suspension or curtailment of postal services, and if at least 120 hours prior to the time appointed for the holding of the meeting the posting of notices to members in the State, or any part thereof which was previously affected, has become practicable in the opinion of the Directors, the Directors shall send forthwith confirmatory copies of the notice by post to such members. The accidental omission to give any such confirmatory copy of a notice of a meeting to, or the non-receipt of any such confirmatory copy by, any person entitled to receive the same shall not invalidate the proceedings at the meeting.

130.6 Notwithstanding anything contained in this Article, the Company shall not be obliged to take account of or make any investigation as to the existence of any suspension or curtailment of postal services within or in relation to all or any part of any jurisdiction or other area other than the State.

131 SERVICE ON JOINT HOLDERS

A notice may be given by the Company to the joint Holders of a share by giving the notice to the joint Holder whose name stands first in the Register in respect of the share and notice so given shall be sufficient notice to all the joint Holders.

132 SERVICE ON TRANSFER OR TRANSMISSION OF SHARES

132.1 Every person who, by operation of law, transfer or otherwise, becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the Register in respect of the share, has been duly given to a person from whom he derives his title.

132.2 Without prejudice to the provisions of these Articles allowing a meeting to be convened by newspaper advertisement, a notice may be given by the Company to the persons entitled to a share in consequence of the death or bankruptcy of a member by sending or delivering it, in any manner authorised by these Articles for the giving of notice to a member, addressed to such persons at the address, if any, supplied by them for that purpose. Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

133 SIGNATURE TO NOTICES AND DOCUMENTS

133.1 The signature to any notice to be given by the Company may be written or printed.

133.2 Where under these Articles a document requires to be signed by a member or other person then, if in the form of an electronic communication, it must to be valid incorporate the electronic signature or personal identification details (which may be details previously allocated by the Company) of that member or other person, in such form as the Directors may approve, or be accompanied by such other evidence as the Directors may require to satisfy themselves that the document is genuine. The Company may designate mechanisms for validating any such document, and any such document not so validated by use of such mechanisms shall be deemed not to have been received by the Company.

134 **DEEMED RECEIPT OF NOTICES**

A member present, either in person or by proxy, at any meeting of the Company or of the Holders of any class of shares in the Company shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

PART XXVI - WINDING UP

135 **DISTRIBUTION ON WINDING UP**

Subject to Article 8.6, if the Company shall be wound up and the assets available for distribution among the members as such shall be insufficient to repay the whole of the paid up share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively; and if in a winding up the assets available for distribution among the members shall be more than sufficient to repay the whole of the share capital paid up at the commencement of the winding up, the excess shall be distributed among the members in proportion to the capital at the commencement of the winding up paid up on the shares held by them respectively; provided, however, that this Article shall not affect the rights of the Holders of shares issued upon special terms and conditions.

136 **DISTRIBUTION IN SPECIE**

Subject to Article 8.6, if the Company shall be wound up, the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by the Acts, divide among the members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and, for such purpose, may value any assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator, with the like sanction, may vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as, with the like sanction, he determines, but so that no member shall be compelled to accept any assets upon which there is a liability.

PART XXVII - MISCELLANEOUS

137 **MINUTES OF MEETINGS**

The Directors shall cause minutes to be made of the following matters, namely:

137.1 of all appointments of officers and committees made by the Directors and of their salary or remuneration;

137.2 of the names of all Directors present at each meeting of the Directors and of the names of all members thereof present at each meeting of every committee appointed by the Directors; and

137.3 of all resolutions and proceedings of all meetings of the Company, of the Holders of any class of shares in the Company, of the Directors and of committees appointed by the Directors.

Any such minute as aforesaid, if purporting to be signed by the chairman of the meeting at which the proceedings were had, or by the chairman of the next succeeding meeting, shall be receivable as prima facie evidence of the matters stated in such minute without any further proof.

138 AUTHENTICATION OF DOCUMENTS

Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company (including the memorandum and articles of association) and any resolutions passed by the Company or the Directors or any committee, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company, the Directors, or any committee, or any local or divisional board which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such extract is a true and accurate record of proceedings at a duly constituted meeting.

139 SECRECY

Without prejudice to the provisions of Article 128.1.3 but subject always to the Shareholders' Agreement, no member shall be entitled to require discovery of or any information respecting any detail of the Company's trading, or any matter which is or may be in the nature of a trade secret, mystery of trade, or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors it would be inexpedient in the interests of the members of the Company to communicate to the public.

140 DESTRUCTION OF RECORDS

140.1 The Company shall be entitled to destroy:

140.1.1 all instruments of transfer which have been registered, at any time after the expiration of six years from the date of registration thereof;

140.1.2 all dividend mandates and all variations or cancellations thereof and all notifications of change of name or address, at any time after the expiration of two years from the date of recording thereof;

140.1.3 all share certificates which have been cancelled, at any time after the expiration of one year from the date of such cancellation; and

140.1.4 all other documents on the basis of which any entry in the Register is made, at any time after the expiry of six years from the date on which an entry in the Register was first made in respect of it.

Provided that the Company may destroy any such type of document at a date earlier than that authorised by this Article if a copy of such document is retained on microfilm or by other similar means and such copy is retained until the expiration of the period applicable to the destruction of the original of such document.

140.2 It shall be presumed conclusively in favour of the Company that every entry in the Register purporting to have been made on the basis of a document so destroyed was duly and properly made, that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered, that every share certificate so destroyed was a valid and effective document and was duly and properly cancelled and that every other document so destroyed had been properly dealt with in accordance with its terms and was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company; provided always that:

140.2.1 this Article shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant;

140.2.2 nothing in this Article shall be construed as imposing upon the Company any liability in respect of the destruction of any document otherwise than as provided for in this Article which would not attach to the Company in the absence of this Article; and

140.2.3 references in this Article to the destruction of any document include references to the disposal thereof in any manner.

141 UNTRACED SHAREHOLDERS

141.1 The Company shall be entitled to sell to any person whosoever (including, without limitation, the Company acting in accordance with the provisions of the 1990 Act and these Articles) at the best price reasonably obtainable any share of a Holder or any share to which a person is entitled by transmission if and provided that:

141.1.1 during the period of 12 years prior to the date of the publication of the advertisements referred to in Article 141.1.2 (or, if published on different dates, the later one) no cheque or warrant sent by the Company through the post in a pre-paid letter addressed to the Holder or to the person entitled by transmission to the share at his address on the Register or at the last known address given by the Holder or the person entitled by transmission as that to which cheques and warrants are to be sent shall have been cashed and no communication in respect of such share shall have been received by the Company from the Holder or the person entitled by transmission (provided that during such 12 year period at least three dividends shall have become payable in respect of such share);

141.1.2 the Company shall have given notice of its intention to sell such share by advertisement in a leading daily newspaper with a national circulation in the State and in a newspaper circulating in the area in which the address referred to in Article 141.1.1 is located (which advertisements, if not published on the same day, shall have been published within 30 days of each other);

141.1.3 during the further period of three months after the date of the advertisements (or, if published on different dates, the later one) and prior to the exercise of the power of sale, the Company shall not have received any communication in respect of such share from the Holder or person entitled by transmission; and

141.1.4 the Company shall have given notice in writing to the appropriate section of the London Stock Exchange of its intention to sell such share, if shares of the class concerned are listed or dealt in on any regulated market of that Exchange.

141.2 To give effect to any such sale the Company may appoint any person to execute as transferor an instrument of transfer of such share and such instrument of transfer shall be as effective as if it had been executed by the Holder or the person entitled by the transmission to such share. The transferee shall be entered in the Register as the Holder of the shares comprised in any such transfer and he shall not be bound to see to the application of the purchase moneys nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

141.3 If during the period of 12 years referred to in Article 141.1.1, or during any period ending on the date when all the requirements of Article 141.1.1 to 141.1.4 have been satisfied, any additional shares have been issued in respect of those held by the Holder or person entitled by transmission at the beginning of, or previously so issued during, any such period and all the requirements of Article 141.1 and 141.2 have been satisfied in regard to such additional shares, the Company shall also be entitled to sell the additional shares.

141.4 The Company shall account to the Holder or other person entitled to such share for the net proceeds of such sale by carrying all moneys in respect thereof to a separate account which shall be a permanent debt of the Company and the Company shall be deemed to be a debtor and not a trustee in respect thereof for such Holder or other person. Moneys carried to such separate account may be either employed in the business of the Company or invested in such

investments as the Directors may from time to time think fit. No interest shall be payable to such Holder or other person in respect of such moneys and the Company shall not be required to account for any money earned on them.

142 INDEMNITY

Subject to the provisions of and so far as may be admitted by the Acts but without prejudice to any indemnity to which the person concerned may otherwise be entitled, every Director, Managing Director, auditor, Secretary and other officer of the Company and its subsidiary undertakings shall be entitled to be indemnified by the Company against all costs, charges, losses, expenses and liabilities incurred by him in the execution or discharge of his duties or in relation thereto including (without prejudice to the generality of the foregoing) any liability incurred by him in defending any proceedings, civil or criminal, which relate to anything done or omitted to be done or alleged to have been done or omitted by him as an officer or employee of the Company and in which judgment is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to him by the Court.

143 INSURANCE

To the extent permitted by law, the Directors shall have the power to purchase and maintain insurance for the benefit of any person who is or was at any time a Director, Secretary or other officer or employee or auditor of the Company or of any holding company of the Company or of any subsidiary or subsidiary undertaking of the Company or of such holding company, or who is or was at any time a trustee of any pension or retirement benefit scheme for the benefit of any employees or ex-employees of the Company or of any such other company or undertaking as aforesaid, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by any such person in respect of any act or omission in the actual or purported execution or discharge of his duties or in the exercise or purported exercise of his powers or otherwise in connection with his duties, powers or offices in relation to the Company or any such other company or undertaking as aforesaid or any such pension or retirement benefit scheme.

Notice of change in directors or secretaries or in their particulars

S195 Companies Act 1963 (inserted by s51 Companies Act 1990, and amended by s47 Companies (Amendment)(No. 2) Act 1999 and by s91 Company Law Enforcement Act 2001)
S249A Companies Act 1990 (inserted by s107 Company Law Enforcement Act 2001)
S43, s44 (other than subsection (2)) and s45 (other than subsections (3)(b) and (5)) Companies (Amendment)(No. 2) Act 1999
Companies Act 1990 (Form and Content of Documents Delivered to Registrar) Regulations 2002

CRO COMPANIES REGISTRATION OFFICE
AN OIFIG UM CHLÁRÚ CUIDEACHTAÍ

FEE PAID IN FULL | RECEIPT No.
16 MAY 2005 4 2 4
COMPANIES REGISTRATION OFFICE

9513

CRO receipt date stamp
Companies Acts 1963 to 2003

B10

Tick box if bond is attached ☐
note six

Company number: 3 9 4 9 4 3

Please complete using black typescript or BOLD CAPITALS, referring to explanatory notes

Company name *in full*: AgCert International Limited

Change(s) *note one*: That Stephen Magida resigned as Company Secretary and Director and Paul D'alton was appointed as Company Secretary.

Date change(s) take(s) effect: Day 0 2 Month 0 5 Year 2 0 0 5

New secretary/director *including shadow/alternate director*

Please give details below of the person who has consented in writing to become secretary and/or director. *(continued overleaf) note two*

Surname	D'alton	Former surname	None
Forename *note three*	Paul	Former forename *note four*	None

Date of birth *note five*: Day 2 9 Month 0 6 Year 1 9 5 1

Irish resident *note six* ☒ Alternate director *note seven* ☐

Residential address *note three*: Adare, Carrickbrennen Road, Monkstown, County Dublin

Business occupation *note five*: Director

Nationality *note five*: Irish

Other directorships

Company *note eight*	Place of incorporation *note nine*	Company number
See attached list.		

Consent *note ten*

I hereby consent to act as:

☐ director of the aforementioned company and I acknowledge that as director I have legal duties and obligations imposed by the Companies Acts, other enactments and at common law.

☒ secretary of the aforementioned company and I acknowledge that as secretary I have legal duties and obligations imposed by the Companies Acts.

Signature: [signature] Date: 10/05/2005

Continue overleaf for certification

Presenter details

Name	Matheson Ormsby Prentice		
Address	30 Herbert Street		
	Dublin 2		
DX number		DX exchange	
Telephone number	01 619 9000	Fax number	01 619 9010
E-mail		Reference number	Fordes

Form effective date: 15 February 2005

New secretary/director
including shadow/alternate director

Surname		Former surname	
Forename *note three*		Former forename *note four*	
Date of birth *note five*	Day / Month / Year	Irish resident *note six* ☐	Alternate director *note seven* ☐
Residential address *note three*			
Business occupation *note five*		Nationality *note five*	

Other directorships

Company *note eight*	Place of incorporation *note nine*	Company number

Consent *note ten*

I hereby consent to act as:

☐ director of the aforementioned company and I acknowledge that as director I have legal duties and obligations imposed by the Companies Acts, other enactments and at common law.

☐ secretary of the aforementioned company and I acknowledge that as secretary I have legal duties and obligations imposed by the Companies Acts.

Signature

Date

Surname		Former surname	
Forename *note three*		Former forename *note four*	
Date of birth *note five*	Day / Month / Year	Irish resident *note six* ☐	Alternate director *note seven* ☐
Residential address *note three*			
Business occupation *note five*		Nationality *note five*	

Other directorships

Company *note eight*	Place of incorporation *note nine*	Company number

Consent *note ten*

I hereby consent to act as:

☐ director of the aforementioned company and I acknowledge that as director I have legal duties and obligations imposed by the Companies Acts, other enactments and at common law.

☐ secretary of the aforementioned company and I acknowledge that as secretary I have legal duties and obligations imposed by the Companies Acts.

Signature

Date

Certification

I hereby certify that the particulars contained in this form are correct and have been given in accordance with the notes on Completion of Form B10.

Signature [signature]

Name *in bold capitals or typescript* ALAN TADK

☒ Director ☐ Secretary *note eleven*

Date 12/05/2005

ADDITIONAL DIRECTORSHIPS

D'Alton, Paul

Number	Company Name	Appointment Type	Appointed	Resigned	Reason	Place of Incorporation
297800	Ballygunner Holdings	Alternate Director to John Foley	22/07/2004	27/07/2004	Resignation	Ireland
314484	Cashs Mail Order Limited	Alternate Director to John Foley	21/09/2004	25/10/2004	Resignation	Ireland
314484	Cashs Mail Order Limited	Alternate Director to John Foley	13/09/2004	20/09/2004	Resignation	Ireland
314484	Cashs Mail Order Limited	Alternate Director to John Foley	06/08/2004	03/09/2004	Resignation	Ireland
613288	Josiah Wedgwood & Sons Limited	Director	24/07/2004	10/03/2005	Resignation	England
HR B 33	Rosenthal AG	Director	19/11/2004	10/03/2005	Resignation	Germany
104597	Waterford Crystal (Manufacturing) Ltd	Alternate Director to John Anthony Fearon	21/09/2004	25/10/2004	Resignation	Ireland
104597	Waterford Crystal (Manufacturing) Ltd	Alternate Director to John Anthony Fearon	13/09/2004	20/09/2004	Resignation	Ireland
78088	Waterford Crystal Ltd	Director	15/06/2004	10/03/2005	Resignation	Ireland
79682	Waterford Glass Nominees Ltd	Alternate Director to Patrick Redmond O'Donoghue	27/09/2004	25/10/2004	Resignation	Ireland
HR B 2900	Waterford Wedgwood GmbH	Director	19/11/2004	10/03/2005	Resignation	Germany
11861	Waterford Wedgwood plc	Director	17/06/2004	10/03/2005	Resignation	Ireland
2058427	Waterford Wedgwood U.K. plc	Director	15/06/2004	10/03/2005	Resignation	England

Number	Company Name	Appointed	Resigned	Place of Incorporation
214352	Systems 2001 Asset Trust Ireland Finance plc	01/062001	30/09/2004	Ireland
C1	The Governor and Company of the Bank of Ireland	11/01/2000	31/12/2004	Ireland
24090	The Investment Bank of Ireland Ltd	29/06/2000	31/12/2001	Ireland

FEE PAID IN FULL | RECEIPT No.
-1 JUN 2005 4 2 6 7819
COMPANIES REGISTRATION OFFICE

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2 who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Companies Acts, 1963 to 2001

Company Number
394943

B5
Euro

Company name *in full* AgCert International Limited

REVENUE COMMISSIONERS ACCOUNT 19 MAY 2005 COMPANIES CAPITAL DUTY

Effective centre of management if outside the State

Registered office 30 Herbert Street, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s) *notes one and two* made on 9 May 2005

or made from to

Note two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be [illegible]ed within one [illegible] of the first date.

A

Allottees – These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of Shares allotted
Antipodean Partners LLC 7 Lakewood Circle South, Greenwich, Connecticut 06830 United States of America	Series A Redeemable Non-Convertible Shares	620,478

REVENUE COMMISSIONERS ACCOUNT 24 MAY 2005 FEE PAID

Presenter's Name
Matheson Ormsby Prentice

Telephone Number 01 619 9000

Address
30 Herbert Street, Dublin 2

Reference fordes

B

Consideration for allotment(s) consists of (√ as appropriate)

Cash ☐ Complete Section C | Non-Cash ☒ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116(l) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium

Denomination ____________

Total value of consideration €

Enter this amount in page 3 of Section E1

Conversion Rate, if any ____________

D

Allotment(s) for non-cash consideration *Note Three*

Note Three Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the Registrar of Companies pursuant to s.58 Companies Act 1963.

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share
620,478	Series A Redeemable Non-Convertible Shares	€0.0001	€0.0001

Full details of consideration

Denomination ____________

Conversion Rate, if any ____________

Total value of consideration *note four* €63.00

Enter this amount in page 3 section E2

Note Four. The total value of the consideration must be stated for allotments for non-cash consideration.

I hereby certify that the particulars contained in this form are correct.

☒ Director ☐ Company secretary

Signature [signature]

Date 12/05/2005

Name *Block letters please* ALAN TANK

Certificate No 394943

FEE PAID IN FULL RECEIPT No.
-3 JUN 2005 4 26
COMPANIES REGISTRATION OFFICE

9803

Form No. 52

COMPANIES ACTS, 1963 TO 2001

A Companies Registration Fee Stamp must be impressed here

PARTICULARS OR A CONTRACT RELATING TO SHARES

RECEIVED
2006 OCT -4 P 12:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

(Pursuant to Section 58(2)

Name of Company **AgCert International Limited**

*The particulars must be stamped with the same stamp duty as would have been payable if the contract had been reduced to writing.

Presented by **Matheson Ormsby Prentice, 30 Herbert Street, Dublin 2 (Ref: Fordes)**

Particulars of contract relating to shares allotted as fully or partly paid up otherwise than in cash by:

AgCert International Limited

(1) The number of shares allotted as fully or partly paid up otherwise than in cash.	(1) 620,478
(2) The nominal amount of each such share.	(2) €0.0001
(3) The amount to be considered as paid up on each such share otherwise than in cash.	(3) €0.0001
(4) If the consideration for the allotment of such shares is services, or any consideration other than that mentioned below in (5), state the nature of such consideration, and the number of shares so allotted.	(4) The provision of services. 620,478 shares of €0.0001 so allotted.
(5) If the allotment is made in satisfaction or part satisfaction of the purchase price of property, give a brief description of such property, and full particulars of the manner in which the purchase price is to be satisfied.	(1)

(2) Purchase Price EUR

(a) Total amount considered EUR as paid on shares allotted otherwise than in cash

(b) Cash

(c) Amount of debt released or liabilities assumed by the purchaser (including mortgages on property acquired).

Total purchase price

(6) Give full particulars, in the form of the following table, of the property which is the subject of the sale, showing in detail how the total purchase price is apportioned between the respective heads:-

	EUR	c
Freehold property (a)		
Leasehold property (a)		
Plant and Machinery		
Stock-in-Trade and other Chattels		
Goodwill and Benefit of Contracts		
Patents, Designs, Trade Marks, Licences, Copyrights, etc.		
Book and other Debts		
Cash in hand and at bank on Current Account, Bills, Notes, etc		
Cash on Deposit at Bank or elsewhere		
Shares, Debentures and other investments		
Other property, viz		
EUR		

(b) Signature

State whether Director of Secretary — Director

Dated the 12th day of MAY 2005

(a) Where such properties are sold subject to mortgage, the gross value should be shown.
(b) This form must be signed by a director of the secretary.

Certificate No.394943

(45)
Form No. 58

COMPANIES ACTS, 1963 to 1999

FEE PAID IN FULL RECEIPT No.
19 MAY 2005 4 2 5
COMPANIES REGISTRATION OFFICE

4015

A Companies Registration Fee Stamp must be impressed here

Statement of the amount and rate per cent of the commission payable in respect of Shares and of the number of shares for which persons have agreed for a commission to subscribe absolutely

Pursuant to Section 59 (1) (c) (ii) and (d)

Name of Company AgCert International Limited

Presented by Matheson Ormsby Prentice

30 Herbert Street, Dublin 2

---

(1) Name of company AgCert International Limited

(2) Article of association authorising commission. No.14

(3) Particulars of amount payable as commission for subscribing, or agreeing to subscribe, or for procuring or agreeing to procure, subscriptions for any shares in the company. £ €620,541

(4) Rate of such commission. Rate per cent 8

(5) Number of shares for which persons have agreed for a commission to subscribe absolutely. No.620,478 Preferred Shares

(6) Date of circular or notice (if any), not being a prospectus, inviting subscriptions for the shares and disclosing the information at (c), (d) and (e) above. Date N/A

(Signature of all the Directors or their agents authorised in writing)

Dated the 12th day of MAY 2005

P22258. 8/90. 10,000. International Screen Print. G. 10-01.

RECEIVED
2006 OCT -4 P 12:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DATED 11 May **2005**

FEE PAID IN FULL | RECEIPT No.
07 JUN 2005 4 2 7
1163
COMPANIES REGISTRATION OFFICE

POWER OF ATTORNEY

OF PETER MURRAY

LOI-7252904v1

POWER OF ATTORNEY

BY THIS POWER OF ATTORNEY given on 2005, I, Peter Murray, being a proposed director of Amazon International Limited, a private limited company incorporated in the Republic of Ireland (**"the Company"**) HEREBY APPOINT any other director for the time being of the Company (**"my Attorney"**) to be my true and lawful Attorney for me and in my name to approve, agree to, execute and deliver all manner of acts, deeds, contracts, undertakings and assurances in law and to do all such other things which, in my capacity as a [proposed] director of the Company or a holder of other instruments entitling me to shares in the Company (as appropriate) may be requisite or necessary or which the board of directors of the Company or my Attorney may consider desirable which are for or in connection with the proposed application by the Company for its ordinary share capital to be admitted both to the Official List of the UK Listing Authority and to trading on the London Stock Exchange plc's market for Listed Securities (**"the Flotation"**) and the proposed placing of ordinary shares in the capital of the Company (**"the Placing"**) and related matters details of which will be set out in the listing particulars to be published by the Company in connection with such application (**"the Listing Particulars"**), which expression shall be deemed to include the pathfinder or draft listing particulars to be published by the Company, and in this Power of Attorney any reference to listing particulars shall be construed to include a reference to a prospectus (as the case may be) including but not limited to:

1. the agreement of the form and content of the Listing Particulars;

2. any statement(s) of responsibility to be made by me to accept responsibility for the accuracy and completeness of information contained in the Listing Particulars and related documents;

3. any verification notes or equivalent document to be signed by me in connection with the information to be contained in any document required to be submitted to the UK Listing Authority or the London Stock Exchange plc, (including without limitation the Listing Particulars and related documents);

4. any document which is to be signed by me as a requirement of the listing rules made pursuant to Section 74 of the Financial Services and Markets Act 2000 or of any rules of the London Stock Exchange plc (including without limitation the letter customarily referred to as a 5.5 letter);

5. any placing, underwriting or other agreement which is to be signed by me, application for listing or related matters referred to in the Listing Particulars and to give warranties, undertakings and indemnities in connection therewith including without limitation undertakings by me not to deal in the ordinary share capital of the Company following the Flotation and the Placing;

6. any new or additional agreement under which I and/or any company providing my services are to be engaged by the Company with effect from the Flotation or the Placing;

7. any other document or press announcement to be despatched or released by or on behalf of the Company in connection with the Flotation or the Placing and which is approved, in each case, by a resolution of the Board or a duly authorised committee thereof;

8. (in the case of those directors who are also shareholders or a holder of other instruments entitling them to shares in the Company), any document I am requested by the Company to sign as a shareholder of the Company or a holder of other instruments entitling me to shares in the Company, including without limitation:

8.1 shareholder resolutions of the Company;

8.2 any consents to shareholder meetings being held on short notice, and any forms of proxy relating to shareholder meetings; and

8.3 any decisions required to be made in order to amend in accordance with their terms any option programs issued by the Company with a view to effecting or facilitating the Flotation and Placing;

9. taking such steps as may be necessary and to sign on my behalf all documents required to appoint my Attorney as my alternate in respect of any meeting of the board of directors of the Company and/or any of its subsidiaries or any committee of such board(s) or any adjournment of any such meeting from time to time in connection with the transactions and other matters referred to in the Listing Particulars.

Any such act, deed, contract, undertaking and assurance in law and thing shall be in my Attorney's sole and unfettered discretion and my Attorney shall have full power generally to do execute and perform all such lawful acts, deeds, contracts, undertakings, assurances in law and things whatsoever on my behalf and in my name as I could do personally.

My Attorney shall have full power to appoint in place or in addition to my Attorney or to delegate the exercise of the powers and authorities granted by this Power or Attorney to such persons as he may in his sole and unfettered discretion think fit and to revoke any such appointment or delegation and make such other appointments or delegations as he may in his sole and unfettered discretion decide.

My Attorney shall have full power to disclose this Power of Attorney to whomsoever and in such manner as my Attorney shall, in his absolute discretion, consider necessary or desirable, including without limitation the exhibition of this Power of Attorney for inspection and the delivery of this Power of Attorney to the UK Listing Authority, the London Stock Exchange plc or any other person who requires it.

I HEREBY AGREE to ratify and confirm whatsoever my Attorney shall lawfully do or purport to do by virtue of this Power of Attorney and confirm that this Power of Attorney shall be irrevocable save with the consent of a resolution of the board of directors of the Company for a period of six months from today's date.

This Power of Attorney is to be governed and construed in accordance with English law.

IN WITNESS whereof I have duly executed this document as my Deed the day and year first before written.

SIGNED and **DELIVERED** as a **Deed** by)
the said Peter Murray in)
the presence of:)

.... (signed)

.... (signed)

JAMES STEPHENS.. (name)

21 TUDOR STREET.. (address)

LONDON..

EC4Y 0DJ..

....

SOLICITOR.. (occupation)

DATED 12 May 2005

FEE PAID IN FULL | RECEIPT No.
07 JUN 2005 4 2 7
1167
COMPANIES REGISTRATION OFFICE

POWER OF ATTORNEY

OF SIR ROBERT MALPAS

LOI-7264850v1

POWER OF ATTORNEY

BY THIS POWER OF ATTORNEY given on 12 May 2005, I, Robert Malpas, being a director of Amazon International Limited, a private limited company incorporated in the Republic of Ireland (**"the Company"**) HEREBY APPOINT any other director for the time being of the Company (**"my Attorney"**) to be my true and lawful Attorney for me and in my name to approve, agree to, execute and deliver all manner of acts, deeds, contracts, undertakings and assurances in law and to do all such other things which, in my capacity as a director of the Company or a holder of other instruments entitling me to shares in the Company (as appropriate) may be requisite or necessary or which the board of directors of the Company or my Attorney may consider desirable which are for or in connection with the proposed application by the Company for its ordinary share capital to be admitted both to the Official List of the UK Listing Authority and to trading on the London Stock Exchange plc's market for Listed Securities (**"the Flotation"**) and the proposed placing of ordinary shares in the capital of the Company (**"the Placing"**) and related matters details of which will be set out in the listing particulars to be published by the Company in connection with such application (**"the Listing Particulars"**), which expression shall be deemed to include the pathfinder or draft listing particulars to be published by the Company, and in this Power of Attorney any reference to listing particulars shall be construed to include a reference to a prospectus (as the case may be) including but not limited to:

1. the agreement of the form and content of the Listing Particulars;

2. any statement(s) of responsibility to be made by me to accept responsibility for the accuracy and completeness of information contained in the Listing Particulars and related documents;

3. any verification notes or equivalent document to be signed by me in connection with the information to be contained in any document required to be submitted to the UK Listing Authority or the London Stock Exchange plc, (including without limitation the Listing Particulars and related documents);

4. any document which is to be signed by me as a requirement of the listing rules made pursuant to Section 74 of the Financial Services and Markets Act 2000 or of any rules of the London Stock Exchange plc (including without limitation the letter customarily referred to as a 5.5 letter);

5. any placing, underwriting or other agreement which is to be signed by me, application for listing or related matters referred to in the Listing Particulars and to give warranties, undertakings and indemnities in connection therewith including without limitation undertakings by me not to deal in the ordinary share capital of the Company following the Flotation and the Placing;

6. any new or additional agreement under which I and/or any company providing my services are to be engaged by the Company with effect from the Flotation or the Placing;

7. any other document or press announcement to be despatched or released by or on behalf of the Company in connection with the Flotation or the Placing and which is approved, in each case, by a resolution of the Board or a duly authorised committee thereof;

8. (in the case of those directors who are also shareholders or a holder of other instruments entitling them to shares in the Company), any document I am requested by the Company to sign as a shareholder of the Company or a holder of other instruments entitling me to shares in the Company, including without limitation:

8.1 shareholder resolutions of the Company;

8.2 any consents to shareholder meetings being held on short notice, and any forms of proxy relating to shareholder meetings; and

8.3 any decisions required to be made in order to amend in accordance with their terms any option programs issued by the Company with a view to effecting or facilitating the Flotation and Placing;

9. taking such steps as may be necessary and to sign on my behalf all documents required to appoint my Attorney as my alternate in respect of any meeting of the board of directors of the Company and/or any of its subsidiaries or any committee of such board(s) or any adjournment of any such meeting from time to time in connection with the transactions and other matters referred to in the Listing Particulars.

Any such act, deed, contract, undertaking and assurance in law and thing shall be in my Attorney's sole and unfettered discretion and my Attorney shall have full power generally to do execute and perform all such lawful acts, deeds, contracts, undertakings, assurances in law and things whatsoever on my behalf and in my name as I could do personally.

My Attorney shall have full power to appoint in place or in addition to my Attorney or to delegate the exercise of the powers and authorities granted by this Power or Attorney to such persons as he may in his sole and unfettered discretion think fit and to revoke any such appointment or delegation and make such other appointments or delegations as he may in his sole and unfettered discretion decide.

My Attorney shall have full power to disclose this Power of Attorney to whomsoever and in such manner as my Attorney shall, in his absolute discretion, consider necessary or desirable, including without limitation the exhibition of this Power of Attorney for inspection and the delivery of this Power of Attorney to the UK Listing Authority, the London Stock Exchange plc or any other person who requires it.

I HEREBY AGREE to ratify and confirm whatsoever my Attorney shall lawfully do or purport to do by virtue of this Power of Attorney and confirm that this Power of Attorney shall be irrevocable save with the consent of a resolution of the board of directors of the Company for a period of six months from today's date.

This Power of Attorney is to be governed and construed in accordance with English law.

IN WITNESS whereof I have duly executed this document as my Deed the day and year first before written.

SIGNED and **DELIVERED** as a **Deed** by)
the said Sir Robert Malpas in)
the presence of:)

Robert Malpas .... (signed)

.... (signed)

Guy Miller .... (name)

30 Herbert Street .... (address)

Dublin 2 ....

....

....

Solicitor .... (occupation)

RECEIVED
2006 OCT -4 P 12:01
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

DATED 12 May 2005

FEE PAID IN FULL RECEIPT No.
07 JUN 2005 4 27
1165
COMPANIES REGISTRATION OFFICE

POWER OF ATTORNEY

OF FRANZ FISCHLER

LOI-7264849v1

POWER OF ATTORNEY

BY THIS POWER OF ATTORNEY given on 12 May 2005, I, Franz Fischler, being a director of Amazon International Limited, a private limited company incorporated in the Republic of Ireland (**"the Company"**) HEREBY APPOINT any other director for the time being of the Company (**"my Attorney"**) to be my true and lawful Attorney for me and in my name to approve, agree to, execute and deliver all manner of acts, deeds, contracts, undertakings and assurances in law and to do all such other things which, in my capacity as a director of the Company or a holder of other instruments entitling me to shares in the Company (as appropriate) may be requisite or necessary or which the board of directors of the Company or my Attorney may consider desirable which are for or in connection with the proposed application by the Company for its ordinary share capital to be admitted both to the Official List of the UK Listing Authority and to trading on the London Stock Exchange plc's market for Listed Securities (**"the Flotation"**) and the proposed placing of ordinary shares in the capital of the Company (**"the Placing"**) and related matters details of which will be set out in the listing particulars to be published by the Company in connection with such application (**"the Listing Particulars"**), which expression shall be deemed to include the pathfinder or draft listing particulars to be published by the Company, and in this Power of Attorney any reference to listing particulars shall be construed to include a reference to a prospectus (as the case may be) including but not limited to:

1. the agreement of the form and content of the Listing Particulars;

2. any statement(s) of responsibility to be made by me to accept responsibility for the accuracy and completeness of information contained in the Listing Particulars and related documents;

3. any verification notes or equivalent document to be signed by me in connection with the information to be contained in any document required to be submitted to the UK Listing Authority or the London Stock Exchange plc, (including without limitation the Listing Particulars and related documents);

4. any document which is to be signed by me as a requirement of the listing rules made pursuant to Section 74 of the Financial Services and Markets Act 2000 or of any rules of the London Stock Exchange plc (including without limitation the letter customarily referred to as a 5.5 letter);

5. any placing, underwriting or other agreement which is to be signed by me, application for listing or related matters referred to in the Listing Particulars and to give warranties, undertakings and indemnities in connection therewith including without limitation undertakings by me not to deal in the ordinary share capital of the Company following the Flotation and the Placing;

6. any new or additional agreement under which I and/or any company providing my services are to be engaged by the Company with effect from the Flotation or the Placing;

7. any other document or press announcement to be despatched or released by or on behalf of the Company in connection with the Flotation or the Placing and which is approved, in each case, by a resolution of the Board or a duly authorised committee thereof;

8. (in the case of those directors who are also shareholders or a holder of other instruments entitling them to shares in the Company), any document I am requested by the Company to sign as a shareholder of the Company or a holder of other instruments entitling me to shares in the Company, including without limitation:

8.1 shareholder resolutions of the Company;

8.2 any consents to shareholder meetings being held on short notice, and any forms of proxy relating to shareholder meetings; and

8.3 any decisions required to be made in order to amend in accordance with their terms any option programs issued by the Company with a view to effecting or facilitating the Flotation and Placing;

9. taking such steps as may be necessary and to sign on my behalf all documents required to appoint my Attorney as my alternate in respect of any meeting of the board of directors of the Company and/or any of its subsidiaries or any committee of such board(s) or any adjournment of any such meeting from time to time in connection with the transactions and other matters referred to in the Listing Particulars.

Any such act, deed, contract, undertaking and assurance in law and thing shall be in my Attorney's sole and unfettered discretion and my Attorney shall have full power generally to do execute and perform all such lawful acts, deeds, contracts, undertakings, assurances in law and things whatsoever on my behalf and in my name as I could do personally.

My Attorney shall have full power to appoint in place or in addition to my Attorney or to delegate the exercise of the powers and authorities granted by this Power or Attorney to such persons as he may in his sole and unfettered discretion think fit and to revoke any such appointment or delegation and make such other appointments or delegations as he may in his sole and unfettered discretion decide.

My Attorney shall have full power to disclose this Power of Attorney to whomsoever and in such manner as my Attorney shall, in his absolute discretion, consider necessary or desirable, including without limitation the exhibition of this Power of Attorney for inspection and the delivery of this Power of Attorney to the UK Listing Authority, the London Stock Exchange plc or any other person who requires it.

I HEREBY AGREE to ratify and confirm whatsoever my Attorney shall lawfully do or purport to do by virtue of this Power of Attorney and confirm that this Power of Attorney shall be irrevocable save with the consent of a resolution of the board of directors of the Company for a period of six months from today's date.

This Power of Attorney is to be governed and construed in accordance with English law.

IN WITNESS whereof I have duly executed this document as my Deed the day and year first before written.

SIGNED and **DELIVERED** as a Deed by)
the said Franz Fischler in)
the presence of:)

F. Fischler .... (signed)

.... (signed)

Guy Miller
.... (name)

30 Herbert Street
.... (address)

Dublin 2
....

....

....

Solicitor
.... (occupation)

LOI-7264849v1

DATED 12 May **2005**

POWER OF ATTORNEY

OF MERRICK ANDLINGER

POWER OF ATTORNEY

BY THIS POWER OF ATTORNEY given on 12 May 2005, I, Merrick Andlinger, being a director of Amazon International Limited, a private limited company incorporated in the Republic of Ireland (**"the Company"**) HEREBY APPOINT any other director for the time being of the Company (**"my Attorney"**) to be my true and lawful Attorney for me and in my name to approve, agree to, execute and deliver all manner of acts, deeds, contracts, undertakings and assurances in law and to do all such other things which, in my capacity as a director of the Company or a holder of other instruments entitling me to shares in the Company (as appropriate) may be requisite or necessary or which the board of directors of the Company or my Attorney may consider desirable which are for or in connection with the proposed application by the Company for its ordinary share capital to be admitted both to the Official List of the UK Listing Authority and to trading on the London Stock Exchange plc's market for Listed Securities (**"the Flotation"**) and the proposed placing of ordinary shares in the capital of the Company (**"the Placing"**) and related matters details of which will be set out in the listing particulars to be published by the Company in connection with such application (**"the Listing Particulars"**), which expression shall be deemed to include the pathfinder or draft listing particulars to be published by the Company, and in this Power of Attorney any reference to listing particulars shall be construed to include a reference to a prospectus (as the case may be) including but not limited to:

1. the agreement of the form and content of the Listing Particulars;

2. any statement(s) of responsibility to be made by me to accept responsibility for the accuracy and completeness of information contained in the Listing Particulars and related documents;

3. any verification notes or equivalent document to be signed by me in connection with the information to be contained in any document required to be submitted to the UK Listing Authority or the London Stock Exchange plc, (including without limitation the Listing Particulars and related documents);

4. any document which is to be signed by me as a requirement of the listing rules made pursuant to Section 74 of the Financial Services and Markets Act 2000 or of any rules of the London Stock Exchange plc (including without limitation the letter customarily referred to as a 5.5 letter);

5. any placing, underwriting or other agreement which is to be signed by me, application for listing or related matters referred to in the Listing Particulars and to give warranties, undertakings and indemnities in connection therewith including without limitation undertakings by me not to deal in the ordinary share capital of the Company following the Flotation and the Placing;

6. any new or additional agreement under which I and/or any company providing my services are to be engaged by the Company with effect from the Flotation or the Placing;

7. any other document or press announcement to be despatched or released by or on behalf of the Company in connection with the Flotation or the Placing and which is approved, in each case, by a resolution of the Board or a duly authorised committee thereof;

8. (in the case of those directors who are also shareholders or a holder of other instruments entitling them to shares in the Company), any document I am requested by the Company to sign as a shareholder of the Company or a holder of other instruments entitling me to shares in the Company, including without limitation:

8.1 shareholder resolutions of the Company;

8.2 any consents to shareholder meetings being held on short notice, and any forms of proxy relating to shareholder meetings; and

8.3 any decisions required to be made in order to amend in accordance with their terms any option programs issued by the Company with a view to effecting or facilitating the Flotation and Placing;

9. taking such steps as may be necessary and to sign on my behalf all documents required to appoint my Attorney as my alternate in respect of any meeting of the board of directors of the Company and/or any of its subsidiaries or any committee of such board(s) or any adjournment of any such meeting from time to time in connection with the transactions and other matters referred to in the Listing Particulars.

Any such act, deed, contract, undertaking and assurance in law and thing shall be in my Attorney's sole and unfettered discretion and my Attorney shall have full power generally to do execute and perform all such lawful acts, deeds, contracts, undertakings, assurances in law and things whatsoever on my behalf and in my name as I could do personally.

My Attorney shall have full power to appoint in place or in addition to my Attorney or to delegate the exercise of the powers and authorities granted by this Power or Attorney to such persons as he may in his sole and unfettered discretion think fit and to revoke any such appointment or delegation and make such other appointments or delegations as he may in his sole and unfettered discretion decide.

My Attorney shall have full power to disclose this Power of Attorney to whomsoever and in such manner as my Attorney shall, in his absolute discretion, consider necessary or desirable, including without limitation the exhibition of this Power of Attorney for inspection and the delivery of this Power of Attorney to the UK Listing Authority, the London Stock Exchange plc or any other person who requires it.

I HEREBY AGREE to ratify and confirm whatsoever my Attorney shall lawfully do or purport to do by virtue of this Power of Attorney and confirm that this Power of Attorney shall be irrevocable save with the consent of a resolution of the board of directors of the Company for a period of six months from today's date.

This Power of Attorney is to be governed and construed in accordance with English law.

IN WITNESS whereof I have duly executed this document as my Deed the day and year first before written.

SIGNED and **DELIVERED** as a **Deed** by)
the said Merrick Andlinger in)
the presence of:)

Patrick Spicer .... (signed)

PATRICK SPICER .... (name)

30 Herbert Street .... (address)

Dublin 2 ....

....

....

Solicitor .... (occupation)

M Andlinger .... (signed)

RECEIVED
2006 OCT -4 P 12:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DATED 12 May **2005**

FEE PAID IN FULL RECEIPT No.
07 JUN 2005 4 27
1178
COMPANIES REGISTRATION OFFICE

POWER OF ATTORNEY

OF ALAN TANK

POWER OF ATTORNEY

BY THIS POWER OF ATTORNEY given on 12 May 2005, I, Alan Tank, being a director of Amazon International Limited, a private limited company incorporated in the Republic of Ireland (**"the Company"**) HEREBY APPOINT any other director for the time being of the Company (**"my Attorney"**) to be my true and lawful Attorney for me and in my name to approve, agree to, execute and deliver all manner of acts, deeds, contracts, undertakings and assurances in law and to do all such other things which, in my capacity as a director of the Company or a holder of other instruments entitling me to shares in the Company (as appropriate) may be requisite or necessary or which the board of directors of the Company or my Attorney may consider desirable which are for or in connection with the proposed application by the Company for its ordinary share capital to be admitted both to the Official List of the UK Listing Authority and to trading on the London Stock Exchange plc's market for Listed Securities (**"the Flotation"**) and the proposed placing of ordinary shares in the capital of the Company (**"the Placing"**) and related matters details of which will be set out in the listing particulars to be published by the Company in connection with such application (**"the Listing Particulars"**), which expression shall be deemed to include the pathfinder or draft listing particulars to be published by the Company, and in this Power of Attorney any reference to listing particulars shall be construed to include a reference to a prospectus (as the case may be) including but not limited to:

1. the agreement of the form and content of the Listing Particulars;

2. any statement(s) of responsibility to be made by me to accept responsibility for the accuracy and completeness of information contained in the Listing Particulars and related documents;

3. any verification notes or equivalent document to be signed by me in connection with the information to be contained in any document required to be submitted to the UK Listing Authority or the London Stock Exchange plc, (including without limitation the Listing Particulars and related documents);

4. any document which is to be signed by me as a requirement of the listing rules made pursuant to Section 74 of the Financial Services and Markets Act 2000 or of any rules of the London Stock Exchange plc (including without limitation the letter customarily referred to as a 5.5 letter);

5. any placing, underwriting or other agreement which is to be signed by me, application for listing or related matters referred to in the Listing Particulars and to give warranties, undertakings and indemnities in connection therewith including without limitation undertakings by me not to deal in the ordinary share capital of the Company following the Flotation and the Placing;

6. any new or additional agreement under which I and/or any company providing my services are to be engaged by the Company with effect from the Flotation or the Placing;

7. any other document or press announcement to be despatched or released by or on behalf of the Company in connection with the Flotation or the Placing and which is approved, in each case, by a resolution of the Board or a duly authorised committee thereof;

8. (in the case of those directors who are also shareholders or a holder of other instruments entitling them to shares in the Company), any document I am requested by the Company to sign as a shareholder of the Company or a holder of other instruments entitling me to shares in the Company, including without limitation:

8.1 shareholder resolutions of the Company;

8.2 any consents to shareholder meetings being held on short notice, and any forms of proxy relating to shareholder meetings; and

8.3 any decisions required to be made in order to amend in accordance with their terms any option programs issued by the Company with a view to effecting or facilitating the Flotation and Placing;

9. taking such steps as may be necessary and to sign on my behalf all documents required to appoint my Attorney as my alternate in respect of any meeting of the board of directors of the Company and/or any of its subsidiaries or any committee of such board(s) or any adjournment of any such meeting from time to time in connection with the transactions and other matters referred to in the Listing Particulars.

Any such act, deed, contract, undertaking and assurance in law and thing shall be in my Attorney's sole and unfettered discretion and my Attorney shall have full power generally to do execute and perform all such lawful acts, deeds, contracts, undertakings, assurances in law and things whatsoever on my behalf and in my name as I could do personally.

My Attorney shall have full power to appoint in place or in addition to my Attorney or to delegate the exercise of the powers and authorities granted by this Power or Attorney to such persons as he may in his sole and unfettered discretion think fit and to revoke any such appointment or delegation and make such other appointments or delegations as he may in his sole and unfettered discretion decide.

My Attorney shall have full power to disclose this Power of Attorney to whomsoever and in such manner as my Attorney shall, in his absolute discretion, consider necessary or desirable, including without limitation the exhibition of this Power of Attorney for inspection and the delivery of this Power of Attorney to the UK Listing Authority, the London Stock Exchange plc or any other person who requires it.

I HEREBY AGREE to ratify and confirm whatsoever my Attorney shall lawfully do or purport to do by virtue of this Power of Attorney and confirm that this Power of Attorney shall be irrevocable save with the consent of a resolution of the board of directors of the Company for a period of six months from today's date.

This Power of Attorney is to be governed and construed in accordance with English law.

IN WITNESS whereof I have duly executed this document as my Deed the day and year first before written.

SIGNED and **DELIVERED** as a **Deed** by)
the said Alan Tank in)
the presence of:)

[signature] .... (signed)

[signature] .... (signed)

Guy Miller .... (name)

30 Herbert Street .... (address)

Dublin 2 ....

....

....

Solicitor .... (occupation)

DATED 12 May 2005

FEE PAID IN FULL | RECEIPT No.

07 JUN 2005 4 27

1168

COMPANIES REGISTRATION OFFICE

POWER OF ATTORNEY

OF GREGORY WILLIAM HASKELL

POWER OF ATTORNEY

BY THIS POWER OF ATTORNEY given on 12 May 2005, I, Gregory William Haskell, being a director of Amazon International Limited, a private limited company incorporated in the Republic of Ireland (**"the Company"**) HEREBY APPOINT any other director for the time being of the Company (**"my Attorney"**) to be my true and lawful Attorney for me and in my name to approve, agree to, execute and deliver all manner of acts, deeds, contracts, undertakings and assurances in law and to do all such other things which, in my capacity as a director of the Company or a holder of other instruments entitling me to shares in the Company (as appropriate) may be requisite or necessary or which the board of directors of the Company or my Attorney may consider desirable which are for or in connection with the proposed application by the Company for its ordinary share capital to be admitted both to the Official List of the UK Listing Authority and to trading on the London Stock Exchange plc's market for Listed Securities (**"the Flotation"**) and the proposed placing of ordinary shares in the capital of the Company (**"the Placing"**) and related matters details of which will be set out in the listing particulars to be published by the Company in connection with such application (**"the Listing Particulars"**), which expression shall be deemed to include the pathfinder or draft listing particulars to be published by the Company, and in this Power of Attorney any reference to listing particulars shall be construed to include a reference to a prospectus (as the case may be) including but not limited to:

1. the agreement of the form and content of the Listing Particulars;

2. any statement(s) of responsibility to be made by me to accept responsibility for the accuracy and completeness of information contained in the Listing Particulars and related documents;

3. any verification notes or equivalent document to be signed by me in connection with the information to be contained in any document required to be submitted to the UK Listing Authority or the London Stock Exchange plc, (including without limitation the Listing Particulars and related documents);

4. any document which is to be signed by me as a requirement of the listing rules made pursuant to Section 74 of the Financial Services and Markets Act 2000 or of any rules of the London Stock Exchange plc (including without limitation the letter customarily referred to as a 5.5 letter);

5. any placing, underwriting or other agreement which is to be signed by me, application for listing or related matters referred to in the Listing Particulars and to give warranties, undertakings and indemnities in connection therewith including without limitation undertakings by me not to deal in the ordinary share capital of the Company following the Flotation and the Placing;

6. any new or additional agreement under which I and/or any company providing my services are to be engaged by the Company with effect from the Flotation or the Placing;

7. any other document or press announcement to be despatched or released by or on behalf of the Company in connection with the Flotation or the Placing and which is approved, in each case, by a resolution of the Board or a duly authorised committee thereof;

8. (in the case of those directors who are also shareholders or a holder of other instruments entitling them to shares in the Company), any document I am requested by the Company to sign as a shareholder of the Company or a holder of other instruments entitling me to shares in the Company, including without limitation:

8.1 shareholder resolutions of the Company;

8.2 any consents to shareholder meetings being held on short notice, and any forms of proxy relating to shareholder meetings; and

8.3 any decisions required to be made in order to amend in accordance with their terms any option programs issued by the Company with a view to effecting or facilitating the Flotation and Placing;

9. taking such steps as may be necessary and to sign on my behalf all documents required to appoint my Attorney as my alternate in respect of any meeting of the board of directors of the Company and/or any of its subsidiaries or any committee of such board(s) or any adjournment of any such meeting from time to time in connection with the transactions and other matters referred to in the Listing Particulars.

Any such act, deed, contract, undertaking and assurance in law and thing shall be in my Attorney's sole and unfettered discretion and my Attorney shall have full power generally to do execute and perform all such lawful acts, deeds, contracts, undertakings, assurances in law and things whatsoever on my behalf and in my name as I could do personally.

My Attorney shall have full power to appoint in place or in addition to my Attorney or to delegate the exercise of the powers and authorities granted by this Power or Attorney to such persons as he may in his sole and unfettered discretion think fit and to revoke any such appointment or delegation and make such other appointments or delegations as he may in his sole and unfettered discretion decide.

My Attorney shall have full power to disclose this Power of Attorney to whomsoever and in such manner as my Attorney shall, in his absolute discretion, consider necessary or desirable, including without limitation the exhibition of this Power of Attorney for inspection and the delivery of this Power of Attorney to the UK Listing Authority, the London Stock Exchange plc or any other person who requires it.

I HEREBY AGREE to ratify and confirm whatsoever my Attorney shall lawfully do or purport to do by virtue of this Power of Attorney and confirm that this Power of Attorney shall be irrevocable save with the consent of a resolution of the board of directors of the Company for a period of six months from today's date.

This Power of Attorney is to be governed and construed in accordance with English law.

IN WITNESS whereof I have duly executed this document as my Deed the day and year first before written.

SIGNED and **DELIVERED** as a **Deed** by)
the said Gregory William Haskell in)
the presence of:)

.... (signed)

.... (signed)

Guy Miller (name)

30 Herbert Street (address)

Dublin 2

....

....

Solicitor (occupation)

DATED 12 May **2005**

FEE IN | PAID FULL | RECEIPT No.

07 JUN 2005 4 27

1174

COMPANIES REGISTRATION OFFICE

POWER OF ATTORNEY

OF PAUL D'ALTON

LO1-7264848v1

POWER OF ATTORNEY

RECEIVED
... -4 P 12: ...
INTERNATIONAL CORPORATE FINANCE

BY THIS POWER OF ATTORNEY given on 12 May 2005, I, Paul D'Alton, being a director of Amazon International Limited, a private limited company incorporated in the Republic of Ireland (**"the Company"**) HEREBY APPOINT any other director for the time being of the Company (**"my Attorney"**) to be my true and lawful Attorney for me and in my name to approve, agree to, execute and deliver all manner of acts, deeds, contracts, undertakings and assurances in law and to do all such other things which, in my capacity as a director of the Company or a holder of other instruments entitling me to shares in the Company (as appropriate) may be requisite or necessary or which the board of directors of the Company or my Attorney may consider desirable which are for or in connection with the proposed application by the Company for its ordinary share capital to be admitted both to the Official List of the UK Listing Authority and to trading on the London Stock Exchange plc's market for Listed Securities (**"the Flotation"**) and the proposed placing of ordinary shares in the capital of the Company (**"the Placing"**) and related matters details of which will be set out in the listing particulars to be published by the Company in connection with such application (**"the Listing Particulars"**), which expression shall be deemed to include the pathfinder or draft listing particulars to be published by the Company, and in this Power of Attorney any reference to listing particulars shall be construed to include a reference to a prospectus (as the case may be) including but not limited to:

1. the agreement of the form and content of the Listing Particulars;

2. any statement(s) of responsibility to be made by me to accept responsibility for the accuracy and completeness of information contained in the Listing Particulars and related documents;

3. any verification notes or equivalent document to be signed by me in connection with the information to be contained in any document required to be submitted to the UK Listing Authority or the London Stock Exchange plc, (including without limitation the Listing Particulars and related documents);

4. any document which is to be signed by me as a requirement of the listing rules made pursuant to Section 74 of the Financial Services and Markets Act 2000 or of any rules of the London Stock Exchange plc (including without limitation the letter customarily referred to as a 5.5 letter);

5. any placing, underwriting or other agreement which is to be signed by me, application for listing or related matters referred to in the Listing Particulars and to give warranties, undertakings and indemnities in connection therewith including without limitation undertakings by me not to deal in the ordinary share capital of the Company following the Flotation and the Placing;

6. any new or additional agreement under which I and/or any company providing my services are to be engaged by the Company with effect from the Flotation or the Placing;

7. any other document or press announcement to be despatched or released by or on behalf of the Company in connection with the Flotation or the Placing and which is approved, in each case, by a resolution of the Board or a duly authorised committee thereof;

8. (in the case of those directors who are also shareholders or a holder of other instruments entitling them to shares in the Company), any document I am requested by the Company to sign as a shareholder of the Company or a holder of other instruments entitling me to shares in the Company, including without limitation:

8.1 shareholder resolutions of the Company;

8.2 any consents to shareholder meetings being held on short notice, and any forms of proxy relating to shareholder meetings; and

8.3 any decisions required to be made in order to amend in accordance with their terms any option programs issued by the Company with a view to effecting or facilitating the Flotation and Placing;

9. taking such steps as may be necessary and to sign on my behalf all documents required to appoint my Attorney as my alternate in respect of any meeting of the board of directors of the Company and/or any of its subsidiaries or any committee of such board(s) or any adjournment of any such meeting from time to time in connection with the transactions and other matters referred to in the Listing Particulars.

Any such act, deed, contract, undertaking and assurance in law and thing shall be in my Attorney's sole and unfettered discretion and my Attorney shall have full power generally to do execute and perform all such lawful acts, deeds, contracts, undertakings, assurances in law and things whatsoever on my behalf and in my name as I could do personally.

My Attorney shall have full power to appoint in place or in addition to my Attorney or to delegate the exercise of the powers and authorities granted by this Power or Attorney to such persons as he may in his sole and unfettered discretion think fit and to revoke any such appointment or delegation and make such other appointments or delegations as he may in his sole and unfettered discretion decide.

My Attorney shall have full power to disclose this Power of Attorney to whomsoever and in such manner as my Attorney shall, in his absolute discretion, consider necessary or desirable, including without limitation the exhibition of this Power of Attorney for inspection and the delivery of this Power of Attorney to the UK Listing Authority, the London Stock Exchange plc or any other person who requires it.

I HEREBY AGREE to ratify and confirm whatsoever my Attorney shall lawfully do or purport to do by virtue of this Power of Attorney and confirm that this Power of Attorney shall be irrevocable save with the consent of a resolution of the board of directors of the Company for a period of six months from today's date.

This Power of Attorney is to be governed and construed in accordance with English law.

IN WITNESS whereof I have duly executed this document as my Deed the day and year first before written.

SIGNED and **DELIVERED** as a **Deed** by)
the said Paul D'Alton in)
the presence of:)

.... (signed)

Guy Miller
.... (name)

30 Herbert Street
.... (address)

Dublin 2
....

....

....

Solicitor
.... (occupation)

Companies Registration Office

30 JUN 2005 4 29 7981

COMPANIES REGISTRATION OFFICE

Special Resolution **Companies Acts, 1963 to 2001**

Registration fee stamp to be affixed above

<u>This form must be typewritten</u>

Section 141 of the Companies Act 1963 **Company Number 394943**

G1 (16)

Company name ***in full*** **AgCert International Public Limited Company**

Passed pursuant to written resolution of the members

On the Day 02 **Month** June **Year** 2005

The following Special resolution was duly passed.
SEE ATTACHED RESOLUTIONS.

I hereby certify that the above particulars are correct ☒ **Director** **Company Secretary**

Signature [signature] **Date** 02/06/2005

Name PAUL DALTON

Presenter's name
Matheson Ormsby Prentice

Address
30 Herbert Street, Dublin 2

Telephone Number
01 619 9000

Reference
Fordes

2662496.1

SPECIAL RESOLUTIONS

1. **THAT**, without prejudice to any authorisations and powers previously conferred on the Directors under sections 20 and 24 of the Companies (Amendment) Act, 1983 (the "**1983 Act**") in relation to (a) the constitution of the Series C variable rate redeemable unsecured convertible loan notes of the Company and allotments of Ordinary Shares of 0.01 cents ("**Ordinary Shares**") in the capital of the Company on conversion of those loan notes and (b) in respect of the option granted by the Company to International Finance Corporation and Antipodean Partners, LLC to subscribe for Ordinary Shares pursuant to clause 4.09 of the Shareholders' Agreement between the Company, AgCert International LLC, XL TechGroup, Inc., Andlinger Capital III LLC, Antipodean Partners, LLC and International Finance Corporation but otherwise in substitution for all existing authorities, the Directors be generally and unconditionally authorised in accordance with section 20 of the 1983 Act to allot relevant securities (as defined in section 20(10) of the 1983 Act) up to an aggregate nominal amount of €9,461.76 and, pursuant to such authority, to allot equity securities (as defined in section 23(13) of the 1983 Act) in connection with (i) the placing of 43,436,293 Ordinary Shares in the capital of the Company pursuant to a placing agreement dated 3rd June 2005 between the Company (1), the directors of the Company (2), XL TechGroup, Inc. (3), Andlinger Capital III LLC (4), Code Securities Limited (5), Hoare Govett Limited (6) and ABN AMRO Rothschild (7), (ii) in respect of offers by way of rights (including open offers) and (iii) otherwise for cash up to an aggregate nominal amount of €767.72, such authority to expire at the conclusion of the annual general meeting of the Company to be held in 2006;

2. **THAT** the Directors be empowered pursuant to section 24 of the 1983 Act to issue equity securities, pursuant to the authority granted by resolution 1 above, as if section 23(1) of the 1983 Act did not apply to such allotment;

3. **THAT** the 8,376,450 Series A Redeemable Non-Convertible Shares of 0.01 cents each ("Series A Shares") in the issued share capital of the Company be and are hereby redeemed at nominal value pursuant to section 207(d)(ii) of the Companies Act 1990 out of the proceeds of an issue of shares made pursuant to the authority granted at resolution 1 above and immediately upon such redemption be cancelled pursuant to section 208 of the Companies Act 1990 and the issued share capital be reduced by the nominal value of the Series A Shares so redeemed and cancelled;

4. **THAT** all the Series A Shares comprising that part of the unissued share capital of the Company which, at the date of the passing of this resolution have not been taken or agreed to be taken by any person, be and are hereby cancelled pursuant to section 68(1)(e) of the Companies Act 1963 with immediate effect and the authorised share capital of the Company be and is hereby diminished by the amount of the Series A Shares so cancelled;

5. **THAT** the regulations contained in the printed document attached hereto and marked "A" for the purposes of identification be and are hereby adopted as the Articles of Association of the Company in substitution for and to the exclusion of all existing articles of association; and

6. **THAT** the equity incentive plan attached hereto and marked "B" for the purposes of identification be and is hereby adopted as the "AgCert International PLC 2005 Equity Incentive Plan".

7. For the purposes of this Resolution, the following term should have the following meaning:-

"Admission" means admission of the entire issued and to be issued ordinary share capital of the Company to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities becoming effective.

FEE PAID IN FULL RECEIPT NO.
30 JUN 2005 4 29
COMPANIES REGISTRATION OFFICE

7982

Form No. 28.

Certificate No. 394943

COMPANIES ACTS 1963 TO 1999

NOTICE of CONSOLIDATION and DIVISION, or CONVERSION into STOCK of SHARES, or of the Re-Conversion into Shares of Stock, or of the Subdivision or Redemption or Cancellation of Shares of AGCERT INTERNATIONAL PUBLIC LIMITED COMPANY specifying, as the case may be, the shares consolidated, divided, converted, subdivided, redeemed or cancelled, or the Stock reconverted.

Pursuant to Section 69 of the Companies Act, 1963

This Notice is to be signed by a Director, or the Secretary of the Company

Presented by

Matheson Ormsby Prentice

30 Herbert Street

Dublin 2

TO THE REGISTRAR OF JOINT STOCK COMPANIES

AGCERT INTERNATIONAL PUBLIC LIMITED COMPANY

hereby gives you notice in accordance with S.69 of the Companies Act, on 2 June 2005:

1. That the 8,376,450 Series A Redeemable Non-Convertible Shares of €0.0001 each in the issued share capital of the Company be and are hereby redeemed and cancelled.

2. That the remaining 1,623,550 authorised but unissued Series A Redeembale Non-Convertible Shares of €0.0001 each having not been taken or agreed to have been taken by any person be and are hereby cancelled and that the authorised share capital of the Company be and is hereby diminished by the amount of the Series A Redeemable Non-Convertible Shares so cancelled.

RECEIVED
2005 OCT -4 P 12:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dated the 2ND day of JUNE 2005

Signature ....

Officer ....PAUL DALTON (DIRECTOR AND SECRETARY)

e.g. (In the Case of Conversion into Stock) the 10,000 Ordinary €5 Shares of this Company, numbered 1 to 10,000, have been converted into €50,000 Ordinary Stock (In the case of Consolidation and Division) the 1,000 Preference €10 Shares of this Company, numbered 1 to 1,000 have been Consolidated and Divided into 500 Preference Shares of €20 each, numbered 1 to 500".

7981

COMPANIES ACTS 1963 to 2003

COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION
OF
AGCERT INTERNATIONAL PUBLIC LIMITED COMPANY

1. The name of the Company is: **AGCERT INTERNATIONAL PUBLIC LIMITED COMPANY**

2. The objects for which the Company is established are:

(a) To acquire, own, register, sell, distribute environmental benefits including greenhouse gas reductions (whether verified, certified or otherwise) including but not limited to certified emission reductions and allowances ("Environmental Benefits"), contract with purchasers of Environmental Benefits, contract with farmers for data, finance digester construction, finance local country data collection and monitor activity, finance external validation and verification reporting, sales agent, conclude sales contracts and provide certain management functions in connection with the aforegoing.

(b) To invest any monies of the Company in such investments and in such manner as may from time to time be determined, and to hold, sell or deal with such investments and generally to purchase, take on lease or in exchange or otherwise acquire any real and personal property and rights or privileges.

(c) To develop and turn to account any land acquired by the Company or in which it is interested and in particular by laying out and preparing the same for building purposes, constructing, altering, pulling down, decorating, maintaining, fitting up and improving buildings and conveniences, and by planting, paving, draining, farming, cultivating, letting on building lease or building agreement and by advancing money to and entering into contracts and arrangements of all kinds with builders, tenants and others.

(d) To acquire and hold shares and stocks of any class or description, debentures, debenture stock, bonds, bills, mortgages, obligations, investments and Securities of all descriptions and of any kind issued or guaranteed by any company, corporation or undertaking of whatever nature and wheresoever constituted or carrying on business or issued or guaranteed by any government, state, dominion, colony, sovereign ruler, commissioners, trust, public, municipal, local or other authority or body of whatsoever nature and wheresoever situated and investments, securities and property of all descriptions and of any kind, including real and chattel real estates, mortgages, reversions, assurance policies, contingencies and choses in action.

(e) To purchase for investment property of any tenure and any interest therein, and to make advances upon the security of land or other similar property or any interest therein.

(f) To acquire by purchase, exchange, lease, fee farm grant or otherwise, either for an estate in fee simple or for any less estate or other estate or interest, whether immediate or reversionary and whether vested or contingent, any lands, tenements or hereditaments of any tenure, whether subject or not to any charges or encumbrances, and to hold, farm, work and manage and to let, sublet, mortgage or charge land and buildings of any kind, reversions, interests, annuities, life policies, and any other property real or personal, movable or immovable, either absolutely or conditionally, and either subject or not to any mortgage, charge, ground rent or other rents or encumbrances.

(g) To erect or secure the erection of buildings of any kind with a view of occupying or letting them and to enter into any contracts or leases and to grant any licences necessary to effect the same.

(h) To maintain and improve any lands, tenements or hereditaments acquired by the Company or in which the Company is interested, in particular by decorating, maintaining, furnishing, fitting up and improving houses, shops, flats, maisonettes and other buildings and to enter into contracts and arrangements of all kinds with tenants and others.

(i) To sell, exchange, mortgage (with or without power of sale), assign, turn to account or otherwise dispose of and generally deal with the whole or any part of the property, shares, stocks, securities, estates, rights or undertakings of the Company, real, chattel real or personal, movable or immovable, either in whole or in part, upon whatever terms and whatever consideration the Company shall think fit.

(j) To take part in the management, supervision, or control of the business or operations of any company or undertaking, and for that purpose to appoint and remunerate any directors, accountants, or other experts or agents to act as consultants, supervisors and agents of other companies or undertakings and to provide managerial, advisory, technical, design, purchasing and selling services.

(k) To make, draw, accept, endorse, negotiate, issue, execute, discount and otherwise deal with bills of exchange, promissory notes, letters of credit, circular notes, and other negotiable or transferable instruments.

(l) To redeem, purchase, or otherwise acquire in any manner permitted by law and on such terms and in such manner as the Company may think fit any shares in the Company's capital.

(m) To guarantee, support or secure whether by personal covenant or by mortgaging or charging all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company or by both such methods the performance of the obligations of, and the repayment or payment of the principal amounts of and the premiums, interest and dividends on any security of any person, firm or company including (without prejudice to the generality of the foregoing) any company which is for the time being the Company's holding company or subsidiary as defined by Section 155 of the Companies Act 1963 or another subsidiary as defined by the said Section of the Company's holding company or otherwise associated with the Company in business notwithstanding the fact that the Company may not receive any consideration, advantage or benefit, direct or indirect from entering into such guarantee or other arrangement or transaction contemplated herein.

(n) To the extent permitted by law, indemnify every Director, Auditor, Secretary and other officer of the Company and its subsidiary undertakings (as defined by Regulation 4 of the European Communities (Companies: Group Accounts) Regulations, 1992); against all costs, charges, losses, expenses and liabilities incurred by him in the execution or discharge of his duties or in relation thereto including (without prejudice to the generality of the foregoing) any liability incurred by him in defending any proceedings, civil or criminal, which relate to anything done or omitted to be done or alleged to have been done or omitted by him as an officer or employee of the Company and in which judgment is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to him by the Court.

(o) To lend the funds of the Company with or without security and at interest or free of interest and on such terms and conditions as the directors shall from time to time determine.

(p) To raise or borrow or secure the payment of money in such manner and on such terms as the directors may deem expedient whether or not by the issue of bonds, debentures or debenture stock, perpetual or redeemable, or by mortgage, charge, lien or pledge upon the whole or any part of the undertaking, property, assets and rights of the Company, present or future, including its uncalled capital and generally in any other manner as the directors shall from time to time determine and to enter into or issue interest and currency hedging and swap agreements, forward rate agreements, interest and currency futures or options and other forms of financial instruments, and to purchase, redeem or pay off any of the foregoing and to guarantee the liabilities of the Company or any other person, and any debentures, debenture stock or other securities may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, transfer, drawings, allotments of shares, attending and voting at general meetings of the Company, appointment of directors and otherwise.

(q) To accumulate capital for any of the purposes of the Company, and to appropriate any of the Company's assets to specific purposes, either conditionally or unconditionally, and to admit any class or section of those who have any dealings with the Company to any share in the profits thereof or in the profits of any particular branch of the Company's business or to any other special rights, privileges, advantages or benefits.

(r) To reduce the share capital of the Company in any manner permitted by law.

(s) To make gifts or grant bonuses to officers or other persons who are or have been in the employment of the Company and to allow any such persons to have the use and enjoyment of such property, chattels or other assets belonging to the Company upon such terms as the Company shall think fit.

(t) To establish and maintain or procure the establishment and maintenance of any pension or superannuation fund (whether contributory or otherwise) for the benefit of and to give or procure the giving of donations, gratuities, pensions, annuities, allowances, emoluments or charitable aid to any persons who are or were at any time in the employment or service of the Company or any of its predecessors in business, or of any company which is a subsidiary of the Company or who may be or have been directors or officers of the Company, or of any such other company as aforesaid, or any persons in whose welfare the Company or any such other company as aforesaid may be interested and the wives, widows, children, relatives and dependants of any such persons and to make payments towards insurance and assurance and to form and contribute to provident and benefit funds for the benefit of such persons and to remunerate any person, firm or company rendering services to the Company, whether by cash payment, gratuities, pensions, annuities, allowances, emoluments or by the allotment of shares or securities of the Company credited as paid up in full or in part or otherwise.

(u) To employ experts to investigate and examine into the conditions, prospects, value, character and circumstances of any business concerns, undertakings, assets, property or rights.

(v) To insure the life of any person who may, in the opinion of the Company, be of value to the Company, as having or holding for the Company interests, goodwill, or influence or otherwise and to pay the premiums on such insurance.

(w) To distribute either upon a distribution of assets or division of profits among the Members of the Company in kind any property of the Company, and in particular any shares, debentures or securities of other companies belonging to the Company or of which the Company may have the power of disposing.

(x) To do and carry out all or any of the foregoing objects in any part of the world and either as principals, agents, contractors, trustees or otherwise, and either by or through agents, trustees or otherwise and either alone or in partnership or in

conjunction with any other company, firm or person, provided that nothing herein contained shall empower the Company to carry on the businesses of insurance.

(y) To apply for, purchase or otherwise acquire any patents, brevets d'invention, licences, trade marks, industrial designs, know-how, concessions and other forms of intellectual property rights and the like conferring any exclusive or non-exclusive or limited or contingent rights to use, or any secret or other information as to any invention or process of the Company, or the acquisition of which may seem calculated directly or indirectly to benefit the Company, and to use, exercise, develop, or grant licences in respect of, or otherwise turn to account the property, rights or information so acquired.

(z) To enter into partnership or into any arrangement for sharing profits, union of interests, cooperation, joint venture, reciprocal concession or otherwise with any person or company carrying on or engaged in or about to carry on or engage in any business or transaction which the Company is authorised to carry on or engage in or any business or transaction capable of being conducted so as directly or indirectly to benefit the Company.

(aa) To acquire and undertake the whole or any part of the undertaking, business, property and liabilities of any person or company carrying on any business which the Company is authorised to carry on or which is capable of being conducted so as to benefit the Company directly or indirectly or which is possessed of assets suitable for the purposes of the Company.

(bb) To adopt such means of making known the Company and its products and services as may seem expedient.

(cc) To acquire and carry on any business carried on by a subsidiary or a holding company of the Company or another subsidiary of a holding company of the Company.

(dd) To promote any company or companies for the purpose of acquiring all or any of the property and liabilities of this Company or for any other purpose which may seem directly or indirectly calculated to benefit this Company.

(ee) To amalgamate with, merge with or otherwise become part of or associated with any other company or association in any manner permitted by law.

(ff) To do and carry out all such other things, except the issuing of policies of insurance, as may be deemed by the Company capable of being conveniently carried on in connection with the above objects or any of them or calculated to enhance the value of or render profitable any of the Company's properties or rights.

And it is hereby declared that the word "company" in this clause, except where used in reference to this Company, shall be deemed to include any person, partnership or other body of persons whether incorporated or not incorporated and whether domiciled in the State or elsewhere and that the objects of the Company as specified in each of the foregoing paragraphs of this clause shall be separate and distinct objects and shall not be in anywise limited or restricted by reference to or inference from the terms of any other paragraph or the name of the Company.

3. The liability of the members is limited.

4. The share capital of the Company is €300,000 divided into 3,000,000,000 Ordinary Shares of €0.0001 each.

The shares in the original or any increased share capital of the Company may be divided into several classes, and there may be attached thereto respectively any preferential, deferred or other special rights, privileges, conditions or restrictions as to dividend, capital, voting or otherwise.

We, the several persons whose names, addresses and descriptions are subscribed, wish to be formed into a Company in pursuance of this Memorandum of Association and we agree to take the number of shares in the capital of the Company set opposite our respective names.

NAMES, ADDRESSES AND DESCRIPTIONS OF SUBSCRIBERS	NUMBER OF SHARES TAKEN BY EACH SUBSCRIBER
Andlinger Capital III LLC 105 Harbor Drive, Suite 125 Stamford, CT 06902 USA	FIVE HUNDRED THOUSAND ORDINARY SHARES (500,000)
XL TechGroup Inc. 1901 S. Harbor City Blvd, Suite 300 Melbourne, FL 32901 USA	FIVE HUNDRED THOUSAND ORDINARY SHARES (500,000)
TOTAL NUMBER OF SHARES TAKEN UP	ONE MILLION

Dated this 2nd day of December 2004

Witness to the above signature: Mark F. Callaghan

Name: Mark F Callaghan
Address: 303 South Broadway
Suite 229
Tarrytown, NY 10591
Occupation: Executive

COMPANIES ACTS 1963 TO 2003

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

AgCert International Public Limited Company

(as adopted by Special Resolution passed on 2 June 2005)

PART I - PRELIMINARY

1. **TABLE "A" NOT TO APPLY**

No articles or similar regulations set out in any statute, or contained in any instrument made under any statute, concerning companies shall apply to the Company, but the following shall be the Articles of Association of the Company.

2. **INTERPRETATION**

2.1 In these Articles, unless the context otherwise requires, the following expressions shall have the following meanings:

the "**Acts**" means the Companies Acts 1963 to 2003;

the "**1963 Act**" means the Companies Act 1963;

the "**1983 Act**" means the Companies (Amendment) Act 1983;

the "**1990 Act**" means the Companies Act 1990;

"these **Articles**" means these articles of association as originally adopted or as from time to time altered or varied (and "Article" means one of these Articles);

the "**Auditors**" means the auditors for the time being of the Company;

"**Board**" means the board of directors of the Company as constituted from time to time;

the "**Company**" means AgCert International Public Limited Company, registered number 394943;

"**Clear Days**" means, in relation to any period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;

"**Depositary**" means a custodian or other person (or a nominee for such custodian or other person) appointed under contractual arrangements with the Company or other arrangements approved by the Directors whereby such custodian or other person or nominee holds or is interested in shares of the Company or rights or interests in shares of the Company and issues securities or other documents of title or otherwise evidencing the entitlement of the holder thereof to or to receive such shares, rights or interests, provided and to the extent that such arrangements have been approved by the Directors for the purposes of these Articles, and shall include, where approved by the Directors, the trustees (acting in their capacity as such) of any Employees' Share Option established by the Company or any other scheme or arrangement principally for the benefit of employees or those in the service of the Company

and/or its subsidiaries or their respective businesses and the managers (acting in their capacity as such) of any investment or savings plan, which in each case the Directors have approved;

the "**Directors**" means the directors for the time being of the Company or those of them present at a duly convened meeting of directors of the Company at which a quorum is present, and "**Director**" means a director for the time being of the Company;

the "**Holder**" means, in relation to any share, the member whose name is entered in the Register as the holder of the share or, where the context permits, the members whose names are entered in the Register as the joint Holders of the share;

the "**London Stock Exchange**" means the London Stock Exchange plc;

the "**Office**" means the registered office for the time being of the Company;

"**Ordinary Shares**" means ordinary shares of EUR0.0001 each in the capital of the Company;

"**paid (up)**" means, in relation to a share, paid or credited as paid (up);

the "**Register**" means the register of members to be kept as required by the Acts;

the "**Regulations**" means the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996, as amended from time to time and any provisions of or under the Acts which supplement or replace such Regulations;

"**Relevant Market**" shall mean the Alternative Investment Market of the London Stock Exchange, the London Stock Exchange, the Nasdaq Stock Market, or any other reputable automated quotation system(s) or stock exchange(s), in Europe, the United States

the "**Seal**" means the common seal of the Company or (where relevant) the official securities seal kept by the Company pursuant to the Acts;

the "**Secretary**" means the secretary for the time being of the Company or any other person appointed to perform any of the duties of the secretary of the Company, including a joint, assistant or acting secretary;

"**share**" means any share (whether issued or unissued) in the capital of the Company of whatever class;

the "**State**" means the Republic of Ireland;

"**Stock Exchange Nominee**" has the meaning given to such expression by section 1 of the Companies (Amendment) Act, 1977;

"**subsidiary undertaking**" has the meaning given to such expression by Regulation 4 of the European Communities (Companies: Group Accounts) Regulations, 1992;

"**UK Listing Authority**" means the Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000 of the United Kingdom; and

"**US Securities Act**" means the US Securities Act of 1933, as amended.

2.2 Expressions in these Articles referring to writing shall be construed, unless the contrary intention appears, as including references to printing, lithography, photography and any other modes of representing or reproducing words in a legible and non-transitory form. Expressions in these Articles referring to execution of any document shall include any mode of execution whether under seal or under hand.

2.3 Unless specifically defined herein or the context otherwise requires, words or expressions defined in the Acts in force as at the date on which these Articles are adopted shall bear the same meaning in these Articles, except that the word "company" shall include any body corporate.

2.4 The headings and captions included in these Articles are inserted for convenience of reference only and shall not be considered a part of or affect the construction or interpretation of these Articles.

2.5 Unless the context otherwise requires, references in these Articles to any enactment or any section or provision thereof shall include any statutory modification or re-enactment thereof for the time being in force.

2.6 In these Articles, unless the context otherwise requires, words importing any gender shall include all genders, and the singular number shall include the plural, and vice versa, and words importing persons shall include firms or companies.

2.7 Unless the context otherwise requires, any reference in an Article shall be construed as a reference to that Article.

2.8 References in these Articles to "EUR" or "€" are references to euro

2.9 The expression "address" shall include, in relation to an electronic communication, any number or address (including in the case of an Uncertificated Proxy Instruction (as defined in Article 69) permitted under Article 69, an identification number of a participant in the relevant system) used for the purpose of such communication.

3. FORM OF RESOLUTION

3.1 Subject to the Acts:

3.1.1 a special resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required under the Acts or these Articles;

3.1.2 a resolution in writing executed by or on behalf of each member who would have been entitled to vote upon it if it had been proposed at a general meeting shall be as valid and effective for all purposes as if the resolution had been passed at a general meeting duly convened and held and if described as a special resolution shall be deemed to be a special resolution, and such resolution may consist of several documents in the like form each executed by one or more of the members.

4. UNCERTIFICATED SHARES

4.1 Notwithstanding anything in these Articles to the contrary and subject to the Regulations and the rules of any relevant system, the Directors may permit any class of shares to be held in uncertificated form and title to those shares to be transferred by means of a relevant system or may determine at any time that any class of shares shall no longer be held in uncertificated form and that title to those shares shall cease to be transferred by means of any particular relevant system. Any provisions of these Articles shall not apply to any uncertificated shares to the extent that such provisions are inconsistent with:

4.1.1 the holding of shares in uncertificated form;

4.1.2 the transfer of title to shares by means of a relevant system; or

4.1.3 any provision of the Regulations.

4.2 Without prejudice to the generality and effectiveness of the foregoing:

4.2.1 Articles 14, 15, 16, 34, 35 and 40 shall not apply to uncertificated shares and Article 37 shall apply in relation to such shares as if the reference therein to the date on which the transfer was lodged with the Company were a reference to the date on which the appropriate instruction was received by or on behalf of the Company in accordance with the facilities and requirements of the relevant system;

4.2.2 the Directors may refuse to register a transfer of uncertificated shares only in such circumstances as may be permitted or required by the Regulations or where the transfer is in favour of more than four persons jointly, and Article 36 shall be construed accordingly;

4.2.3 references in these Articles to a requirement on any person to execute or deliver an instrument of transfer or certificate or other document which shall not be appropriate in the case of uncertificated shares shall, in the case of uncertificated shares, be treated as references to a requirement to comply with any relevant requirements of the relevant system and any relevant arrangements or regulations which the Directors may make from time to time pursuant to Article 4.2.12 below;

4.2.4 for the purposes referred to in Article 43, a person entitled by transmission to a share in uncertificated form who elects to have some other person registered shall either:

(a) procure that instructions are given by means of the relevant system to effect transfer of such uncertificated share to that person; or

(b) change the uncertificated share to certificated form and execute an instrument of transfer of that certificated share to that person;

4.2.5 the Company shall enter on the Register the number of shares which are held by each member in uncertificated form and in certificated form and shall maintain the Register in each case as is required by the Regulations and the relevant system and, unless the Directors otherwise determine, holdings of the same Holder or joint Holders in certificated form and uncertificated form shall be treated as separate holdings;

4.2.6 a class of share shall not be treated as two classes by virtue only of that class comprising both certificated shares and uncertificated shares or as a result of any provision of these Articles or the Regulations which applies only in respect of certificated shares or uncertificated shares;

4.2.7 references in Article 142 to instruments of transfer shall include, in relation to uncertificated shares, instructions and/or notifications made in accordance with the relevant system relating to the transfer of such shares;

4.2.8 for the purposes referred to in Article 46.2, the Directors may in respect of uncertificated shares authorise some person to transfer and/or require the Holder to transfer the relevant shares in accordance with the facilities and requirements of the relevant system and, so far as the Acts allow, the Directors may treat certificated shares and uncertificated shares of a member as separate holdings in giving effect to subdivisions and consolidations and may cause any shares arising on consolidation and representing fractional entitlements to be entered in the Register as certificated shares where this is desirable to facilitate the sale of those shares;

4.2.9 for the purposes of Article 120.1, any payment in the case of uncertificated shares may be made by means of the relevant system (subject always to the facilities and requirements of the relevant system) and without prejudice to the generality of the foregoing such payment may be made by the sending by the Company or any person on its behalf of an instruction to the operator of the relevant system to credit the cash memorandum account of the Holder or joint Holders of such shares or, if permitted by the Company, of such person as the Holder or joint Holders may in writing direct, and

the making of a payment in accordance with the facilities and requirements of the relevant system concerned shall be a good discharge to the Company;

4.2.10 subject to the Acts, the Directors may issue shares as certificated shares or as uncertificated shares in their absolute discretion and Articles 8, 122 and 130 shall be construed accordingly;

4.2.11 for the purposes of Article 132.1, a notice or document may be given to, served on or delivered to any member by the Company by means of a relevant system, and where a notice or document is so given, served or delivered it shall be deemed to be given, served or delivered when the Company or any sponsoring system-participant acting on its behalf serves the issuer-instruction relating thereto;

4.2.12 the Directors may make such arrangements or regulations (if any) as they may from time to time in their absolute discretion think fit in relation to the evidencing and transfer of uncertificated shares and otherwise for the purpose of implementing and/or supplementing the provisions of this Article and the Regulations, and the facilities and requirements of the relevant system and such arrangements and regulations (as the case may be) shall have the same effect as if set out in this Article; and

4.2.13 the Directors may utilise the relevant system to the fullest extent available from time to time in the exercise of the Company's powers or functions under the Acts or these Articles or otherwise in effecting any actions.

4.3 Where any class of shares in the capital of the Company is a participating security and the Company is entitled under any provisions of the Acts, or the rules made and practices instituted by the operator of any relevant system or under these Articles, to dispose of, forfeit, enforce a lien or sell or otherwise procure the sale of any shares which are held in uncertificated form, such entitlement (to the extent permitted by the Regulations and the rules made and practices instituted by the operator of the relevant system) shall include the right to:

4.3.1 request or require the deletion of any computer-based entries in the relevant system relating to the holding of such shares in uncertificated form; and/or

4.3.2 require any Holder of any uncertificated shares which are the subject of any exercise by the Company of any such entitlement, by notice in writing to the Holder concerned, to change his holding of such uncertificated shares into certificated form within such period as may be specified in the notice, prior to completion of any disposal, sale or transfer of such shares or direct the Holder to take such steps, by instructions given by means of a relevant system or otherwise, as may be necessary to sell or transfer such shares; and/or

4.3.3 appoint any person to take such other steps, by instructions given by means of a relevant system or otherwise, in the name of the Holder of such shares as may be required to effect a transfer of such shares and such steps shall be as effective as if they had been taken by the Holder of the uncertificated shares concerned; and/or

4.3.4 transfer any uncertificated shares which are the subject of any exercise by the Company of any such entitlement by entering the name of the transferee in the Register in respect of those shares as transferred shares; and/or

4.3.5 otherwise rectify or change the Register in respect of those shares in such manner as may be appropriate; and

4.3.6 take such other actions as may be necessary to enable those shares to be registered in the name of the person to whom the shares have been sold or disposed of or as directed by him.

4.4 For the purposes of this Article:

4.4.1 words and expressions shall have the same respective meanings as in the Regulations;

4.4.2 references herein to an uncertificated share or to a share being held in uncertificated form are references to that share being an uncertificated unit of a security, and references to a certificated share or to a share being in certificated form are references to that share being a unit of a security which is not an uncertificated unit; and

4.4.3 "cash memorandum account" means an account so designated by the Operator of the relevant system.

PART II - SHARE CAPITAL AND VARIATION OF RIGHTS

5. SHARE CAPITAL

The share capital of the Company is €300,000 divided into 3,000,000,000 Ordinary Shares.

6. RIGHTS OF SHARES ON ISSUE

Without prejudice to any special rights conferred on the Holders of any existing shares or class of shares and subject to the provisions of the Acts and these Articles, any share may be issued with such rights or restrictions (whether as regards dividends, return of capital, voting or otherwise) as the Company may from time to time by ordinary resolution determine.

7. REDEEMABLE SHARES

Subject to the provisions of the Acts, any shares may be issued on terms that they are, or are liable at the option of the Company or the Holder, to be redeemed on such terms and in such manner as may be provided by these Articles, and the Company may convert any of its shares into redeemable shares. Subject as aforesaid, the Company may cancel any shares which it has redeemed or may hold them as treasury shares and re-issue any such treasury shares as shares of any class or classes or cancel them.

8. POWER TO ALLOT SHARES

8.1 Subject to the provisions of the Acts, any resolution of the Company in general meeting and as may be provided for in these Articles, the shares shall be at the disposal of the Directors who may allot (with or without conferring a right of renunciation), grant options over or otherwise dispose of them to such persons, on such terms and conditions and at such times as they may consider to be in the best interests of the Company and its members, but so that no share shall be allotted at a discount and so that, except in the case of shares allotted pursuant to an employees' share scheme, the amount payable on application on each share shall not be less than one-quarter of the nominal amount of the share and the whole of any premium thereon.

8.2 Without prejudice to the generality of the powers conferred on the Directors by Article 8.1 and the powers and rights of the Directors under or in connection with any share option schemes or arrangements which were adopted or entered into by the Company prior to the adoption of these Articles, the Directors may from time to time grant options to subscribe for the unallotted shares in the capital of the Company to persons in the employment or appointed consultants of the Company or any subsidiary of the Company (including Directors holding executive offices) on such terms and subject to such conditions as the members of the Company in general meeting may from time to time approve.

8.3 The Company may issue a warrant or certificate to any person to whom the Company has granted the right to subscribe for shares in the Company (other than under a share option

scheme for employees), certifying the right of the holder thereof to subscribe for shares in the Company upon such terms and conditions as the right may have been granted.

9. VARIATION OF RIGHTS

9.1 Whenever the share capital is divided into different classes of shares, the rights attached to any class may be varied or abrogated with the consent in writing of the Holders of three-fourths in nominal value of the issued shares of that class, or with the sanction of a special resolution passed at a separate general meeting of the Holders of the shares of the class, and may be so varied or abrogated either whilst the Company is a going concern or during or in contemplation of a winding-up. To every such separate general meeting the provisions of these Articles relating to general meetings shall apply except that the quorum at any such separate general meeting, other than an adjourned meeting, shall be two persons holding or representing by proxy at least one-third in nominal value of the issued shares of the class in question and the quorum at an adjourned meeting shall be one person holding shares of the class in question or his proxy.

9.2 The rights conferred upon the Holders of the shares of any class shall not, unless otherwise expressly provided by these Articles or the terms of the issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith or subordinate thereto or by the purchase or redemption by the Company of any of its shares.

10. TRUSTS NOT RECOGNISED

Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except only as by these Articles or by law otherwise provided) any other rights in respect of any share except an absolute right to the entirety thereof in the Holder but this shall not preclude the Company from requiring the members or a transferee of shares to furnish the Company with information as to the beneficial ownership of any share when such information is reasonably required by the Company.

11. DISCLOSURE OF INTERESTS

11.1 For the purposes of this Article, unless the context otherwise requires:

"Deemed Voting Concert Party Interest" means an agreement or arrangement between two or more persons with respect to, or to the exercise of, voting rights attaching to shares and which is likely to result in those rights being exercised so as to influence or to control the policy of the Company or the management of its affairs which the Directors have deemed to be a Deemed Voting Concert Party Interest for the purposes of this Article and, where the Directors so resolve, each of the persons who is party to such agreement or arrangement shall be deemed (for the purposes of this Article) to be interested in all the shares to which the voting rights in question are attached and, in this definition, references to an arrangement include references to an understanding or mutual expectation, whether formal or informal and whether or not legally binding;

"Disclosure Notice" means a notice served pursuant to Article 11.3;

"Interest" means an interest (of any size) in the Relevant Share Capital which would be taken into account in deciding whether a notification to the Company would be required under Chapter 2 of Part IV of the 1990 Act but shall include: (A) the interests referred to in section 78(1)(a) and (c) of the 1990 Act except those of a bare trustee, and (B) any Deemed Voting Concert Party Interest; and **"Interested"** shall be construed accordingly;

"Relevant Share Capital" means the relevant share capital of the Company (as that expression is defined in section 67(2) of the 1990 Act);

"share" means any share in the Relevant Share Capital;

11.2 For the purposes of this Article, a person, other than the Holder of a share, shall be treated as appearing to be or to have been interested in that share if the Holder has informed the Company that the person is, or may be, or has been, or may have been, so interested, or if the Company (after taking account of any information obtained from the Holder or, pursuant to a notice under section 81 of the 1990 Act, from anyone else) knows or has reasonable cause to believe that the person is, or may be, or has been, or may have been, so interested.

11.3 If in their absolute discretion the Directors consider it to be in the interests of the Company to do so, they may, at any time and from time to time, by notice require any Holder of a share, or any other person appearing to be interested or to have been interested in such share, to disclose to the Company in writing within such period as may be specified in such notice (which shall not be less than 28 (twenty-eight) Clear Days from the date of issue of such notice) such information as the Directors shall require relating to the ownership of or any interest in such share and as lies within the knowledge of such Holder or other person (supported if the Directors so require by a statutory declaration and/or by independent evidence) including (without prejudice to the generality of the foregoing) any information which the Company is entitled to seek pursuant to section 81 of the 1990 Act.

11.4 Where a Disclosure Notice is served on the Holder of a share and such Holder is a Depositary acting in its capacity as such, the obligations of the Depositary as a Holder pursuant to this Article shall be limited to disclosing to the Company in accordance with this Article such information relating to the ownership of or interests in the share concerned as has been recorded by it pursuant to the terms entered into between the Depositary and the Company provided that nothing in this Article shall in any other way restrict the powers of the Directors under this Article.

11.5 The Directors may give any number of Disclosure Notices pursuant to Article 11.3 to the same Holder or other person in respect of the same share.

11.6 The Directors may serve notice pursuant to the terms of this Article irrespective of whether or not the person on whom it shall be served may be dead, bankrupt, insolvent or otherwise incapacitated and no such incapacity or any unavailability of information or inconvenience or hardship in obtaining the same shall be a satisfactory reason for failure to comply with any such notice, provided that if the Directors in their absolute discretion think fit, they may waive compliance in whole or in part with any notice given under this Article in respect of a share in any case of bona fide unavailability of information or genuine hardship or where they otherwise think fit but no such waiver shall prejudice or affect in any way any non-compliance not so waived whether by the person concerned or any other person appearing to the Directors to be interested in the share or by any person to whom a notice may be given at any time.

11.7 Any resolution or determination of, or decision or exercise of any discretion or power by, the Directors under or pursuant to the provisions of this Article shall be final and conclusive and things done by or on behalf of, or on the authority of, the Directors pursuant to the foregoing provisions of this Article shall be conclusive and binding on all persons concerned and shall not be open to challenge, whether as to validity or otherwise on any ground whatsoever. The Directors shall not be required to give any reasons for any decisions, determination or declaration taken or made in accordance with this Article.

11.8 The provisions of this Article are in addition to, and shall not limit, any other right or power of the Company or the Directors, including any right or power vested in the Company or the Directors by the Acts.

12. PAYMENT OF COMMISSION

The Company may exercise the powers of paying commissions conferred by the Acts. Subject to the provisions of the Acts, any such commission may be satisfied by the payment of cash or

by the allotment of fully or partly paid shares or partly in one way and partly in the other. On any issue of shares the Company may also pay such brokerage as may be lawful.

13. **PAYMENT BY INSTALMENTS**

If by the conditions of allotment of any share the whole or part of the amount or issue price thereof shall be payable by instalments, every such instalment when due shall be paid to the Company by the person who for the time being shall be the Holder of the share.

PART III - SHARE CERTIFICATES

14. **ISSUE OF CERTIFICATES**

Every person whose name is entered as a member in the Register (except a Stock Exchange Nominee in respect of whom the Company is not by law required to complete and have ready for delivery a certificate) shall be entitled without payment to receive within two months after allotment or lodgement of a transfer to him of the shares in respect of which he is so registered (or within such other period as the conditions of issue shall provide) one certificate for all the shares of each class held by him or several certificates each for one or more of his shares upon payment for every certificate after the first of such reasonable sum as the Directors may determine provided that the Company shall not be bound to issue more than one certificate for shares held jointly by several persons and delivery of a certificate to one joint Holder shall be a sufficient delivery to all of them. The Company shall not be bound to register more than four persons as joint Holders of any share (except in the case of executors or trustees of a deceased member). Every certificate shall be sealed with the Seal and shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up thereon.

15. **BALANCE AND EXCHANGE CERTIFICATES**

15.1 Where some only of the shares comprised in a share certificate are transferred the old certificate shall be cancelled and a new certificate for the balance of such shares shall be issued in lieu without charge.

15.2 Any two or more certificates representing shares of any one class held by any member at his request may be cancelled and a single new certificate for such shares issued in lieu without charge, unless the Directors otherwise determine. If any member shall surrender for cancellation a share certificate representing shares held by him and request the Company to issue in lieu two or more share certificates representing such shares in such proportions as he may specify, the Directors may comply, if they think fit, with such request.

16. **REPLACEMENT OF CERTIFICATES**

If a share certificate is defaced, worn out, lost, stolen or destroyed it may be replaced on such terms (if any) as to evidence and indemnity and payment of any exceptional expenses incurred by the Company in investigating evidence or in relation to any indemnity as the Directors may determine but otherwise free of charge, and (in the case of defacement or wearing out) on delivery up of the old certificate.

PART IV - LIEN ON SHARES

17. **EXTENT OF LIEN**

The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) payable at a fixed time or called in respect of that share. The Directors, at any time, may declare any share to be wholly or in part exempt from the provisions of this Article. The Company's lien on a share shall extend to all moneys payable in respect of the share.

18. **POWER OF SALE**

The Company may sell in such manner as the Directors determine any share on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within 14 days after notice demanding payment and stating that, if the notice is not complied with, the shares may be sold, has been given to the Holder of the share or to the person entitled to it by reason of the death or bankruptcy of the Holder.

19. **POWER TO EFFECT TRANSFER**

To give effect to any sale pursuant to Article 18, the Directors may authorise some person to execute an instrument of transfer of the shares sold to, or in accordance with the directions of, the purchaser. The transferee shall be entered in the Register as the Holder of the shares comprised in any such transfer and he shall not be bound to see to the application of the purchase moneys nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale, and after the name of the transferee has been entered in the Register, the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

20. **PROCEEDS OF SALE**

The net proceeds of a sale pursuant to Article 18, after payment of the costs, shall be applied in payment of so much of the sum for which the lien exists as is presently payable and any residue (upon surrender to the Company for cancellation of the certificate for the shares sold and subject to a like lien for any moneys not presently payable as existed upon the shares before the sale) shall be paid to the person entitled to the shares at the date of the sale.

PART V - CALLS ON SHARES

21. **MAKING OF CALLS**

Subject to the terms of allotment, the Directors may make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or by way of premium) and each member (subject to receiving at least 14 (fourteen)) Clear Days' notice specifying when and where payment is to be made) shall pay to the Company as required by the notice the amount called on his shares. A call may be required to be paid by instalments. A call may be revoked, before receipt by the Company of a sum due thereunder, in whole or in part and payment of a call may be postponed by the Directors in whole or in part. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

22. **TIME OF CALL**

A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed.

23. **LIABILITY OF JOINT HOLDERS**

The joint Holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

24. **INTEREST ON CALLS**

If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or, if no rate is fixed, at such rate, not exceeding 20 per cent per annum, as the Directors may determine but the Directors may waive payment of such interest wholly or in part.

25. **SUMS DUE ON ALLOTMENT TREATED AS CALLS**

An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value of the share or by way of premium or as an instalment of a call, shall for all purposes of these Articles be deemed to be a call duly made and, if it is not paid, the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call.

26. **POWER TO DIFFERENTIATE**

Subject to the terms of allotment, the Directors may make arrangements on the issue of shares for a difference between the Holders in the amounts and times of payment of calls on their shares.

27. **INTEREST ON MONEYS ADVANCED**

The Directors, if they think fit, may receive from any member willing to advance the same all or any part of the moneys uncalled and unpaid upon any shares held by him, and upon all or any of the moneys so advanced may pay (until the same would, but for such advance, become payable) interest at such rate, not exceeding (unless the Company in general meeting otherwise directs) 10 per cent. per annum, as may be agreed upon between the Directors and the member paying such sum in advance; but any sum paid in excess of the amount for the time being called shall not be included or taken into account in ascertaining the amount of the dividend payable on the shares in respect of which such advance has been made.

28. **EVIDENCE OF DEBT**

On the trial or hearing of any action for the recovery of any money due for any call it shall be sufficient to prove that the member sued is the Holder, or one of the Holders, of the shares in respect of which such debt accrued, that the resolution making the call is duly recorded in the minute book and that notice of such call was duly given to the member sued, in pursuance of these Articles, and it shall not be necessary to prove the appointment of the Directors who made such call nor any other matter whatsoever, but the proof of the matters aforesaid shall be conclusive evidence of the debt.

PART VI - FORFEITURE OF SHARES

29. **NOTICE REQUIRING PAYMENT**

29.1 If a member fails to pay any call or instalment of a call on or before the day appointed for payment thereof, the Directors may, at any time thereafter during such times as any part of the call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid together with any interest which may have accrued.

29.2 The notice shall name a further day (not earlier than the expiration of 14 (fourteen) Clear Days from the date of service of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the shares in respect of which the call was made will be liable to be forfeited.

29.3 If the requirements of any such notice as aforesaid are not complied with, any shares in respect of which the notice has been given may, at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect. A forfeiture of shares shall include all dividends and other moneys payable in respect of the forfeited shares and not paid before forfeiture. The Directors may accept a surrender of any share liable to be forfeited hereunder. In such case, references in these Articles to forfeiture shall include surrender.

30. **POWER OF DISPOSAL**

Until cancelled in accordance with the requirements of the Acts, a share so forfeited shall become the property of the Company (but the Company shall not exercise any rights vested in the share) and may be sold, re-allotted or otherwise disposed of either to the person who was before such forfeiture the Holder or entitled thereto or to any other person upon such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be annulled by the Directors on such terms as they think fit. The Directors may, if necessary, authorise some person to transfer a forfeited share to any such other person as aforesaid.

31. **EFFECT OF FORFEITURE**

A person any of whose shares have been forfeited shall cease to be a member in respect of the forfeited shares but shall nevertheless remain liable to pay to the Company all moneys which, at the date of forfeiture, were payable by him to the Company in respect of the shares, together with interest at the rate at which interest was payable on those moneys before forfeiture or, if no interest was payable, at such rate (not exceeding 20 per cent per annum) as the Directors shall think fit from the date of forfeiture until payment, and to satisfy all claims and demands (if any) which the Company might have enforced in respect of the shares at the time of forfeiture without any deduction or allowance for the value of the shares at the time of forfeiture. Such liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares, together with interest as aforesaid. The Directors may, if they think fit, waive the payment of such interest or any part thereof.

32. **STATUTORY DECLARATION**

A statutory declaration that the declarant is a Director or the Secretary, and that a share in the Company has been duly forfeited or sold to satisfy a lien of the Company on the date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. Such declaration and the receipt of the Company for the consideration (if any) given for the share on the sale, re-allotment or disposal thereof together with the share certificate delivered to a purchaser or allottee thereof shall (subject to the relevant share transfer being made if the same is required) constitute a good title to the share and the person to whom the share is sold, re-allotted or disposed of or any renouncee thereof shall be registered as the Holder of the share and shall not be bound to see to the application of the consideration (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale, re-allotment or disposal of the share.

33. **NON-PAYMENT OF SUMS DUE ON SHARE ISSUES**

The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

PART VII - TRANSFER OF SHARES

34. **FORM OF INSTRUMENT OF TRANSFER**

Subject to such of the restrictions of these Articles and to such of the conditions of issue as may be applicable, the shares of any member may be transferred by instrument in writing in any usual or common form or any other form which the Directors may approve.

35. **EXECUTION OF INSTRUMENT OF TRANSFER**

The instrument of transfer of any share shall be executed by or on behalf of the transferor and, in cases where the share is not fully paid, by or on behalf of the transferee. The transferor

shall be deemed to remain the Holder of the share until the name of the transferee is entered in the Register in respect thereof.

36. **REFUSAL TO REGISTER TRANSFERS**

36.1 The Directors in their absolute discretion and without assigning any reason therefor may decline to register any transfer, or renunciation of a renounceable letter of allotment, of a share which is not fully paid provided that the Directors shall not refuse to register any transfer or renunciation of partly paid shares which are listed or dealt in on any Relevant Market on the grounds that they are partly paid shares in circumstances where such refusal would prevent dealings in such shares from taking place on an open and proper basis.

The Directors shall decline to register the transfer of any shares where such transfer (in the opinion of the Directors) is not made in accordance with the provisions of Regulation S pursuant to registration under the US Securities Act, or pursuant to an available exemption from registration.

36.2 The Directors may decline to recognise any instrument of transfer, or renunciation of a renounceable letter of allotment, of any shares unless:

(a) it is lodged at the Office or at such other place as the Directors may appoint and is accompanied by the certificate of the shares to which it relates (except in the case of a transfer by a Stock Exchange Nominee where no certificate has been issued in respect of the shares in question or in the case of a renunciation) and such other evidence as the Directors may reasonably require to prove the title of the transferor or person renouncing and the due execution of the transfer or renunciation by him or, if the transfer or renunciation is executed by some other person on his behalf, the authority of that person to do so;

(b) it is in respect of one class of share only; and

(c) it is in favour of not more than four persons jointly.

37. **PROCEDURE ON REFUSAL**

If the Directors refuse to register a transfer of shares then, within two months after the date on which the transfer was lodged with the Company, they shall send to the transferee notice of the refusal.

38. **CLOSING OF TRANSFER BOOKS**

The registration of transfers of shares or of transfers of any class of shares may be suspended at such times and for such periods (not exceeding 30 days in each year) as the Directors may determine.

39. **ABSENCE OF REGISTRATION FEES**

No fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to any share.

40. **RETENTION OF TRANSFER INSTRUMENTS**

The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the Directors refuse to register shall be returned to the person lodging it when notice of the refusal is given.

41. **RENUNCIATION OF ALLOTMENT**

Nothing in these Articles shall preclude the Directors from recognising a renunciation of the allotment of any shares by the allottee in favour of some other person at any time after the allotment of the share but before the allottee has been entered into the Register.

PART VIII - TRANSMISSION OF SHARES

42. **DEATH OF MEMBER**

If a member dies the survivor or survivors where he was a joint Holder, and his personal representatives where he was a Holder or the only survivor of joint Holders, shall be the only persons recognised by the Company as having any title to his interest in the shares; but nothing herein contained shall release the estate of a deceased member from any liability in respect of any share which had been jointly held by him.

43. **TRANSMISSION ON DEATH OR BANKRUPTCY**

A person becoming entitled to a share in consequence of the death or bankruptcy of a member may elect, upon such evidence being produced as the Directors may properly require, either to become the Holder of the share or to have some person nominated by him registered as the transferee. If he elects to become the Holder he shall give notice to the Company to that effect. If he elects to have another person registered he shall execute an instrument of transfer of the share to that person. All of these Articles relating to the transfer of shares shall apply to the notice or instrument of transfer as if it were an instrument of transfer executed by the member and the death or bankruptcy of the member had not occurred.

44. **RIGHTS BEFORE REGISTRATION**

A person becoming entitled to a share by reason of the death or bankruptcy of a member (upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share) shall have the rights to which he would be entitled if he were the Holder of the share, except that, before being registered as the Holder of the share, he shall not be entitled in respect of it to attend or vote at any meeting of the Company or at any separate meeting of the Holders of any class of shares in the Company, so, however, that the Directors, at any time, may give notice requiring any such person to elect either to be registered himself or to transfer the share and, if the notice is not complied with within 90 days, the Directors thereupon may withhold payment of all dividends, bonuses or other moneys payable in respect of the share until the requirements of the notice have been complied with.

PART IX - ALTERATION OF SHARE CAPITAL

45. **INCREASE OF CAPITAL**

45.1 The Company may from time to time by ordinary resolution increase the share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe.

45.2 Except so far as otherwise provided by the conditions of issue or by these Articles, any capital raised by the creation of new shares shall be considered part of the pre-existing ordinary capital and shall be subject to the provisions herein contained with reference to calls and instalments, transfer and transmission, forfeiture, lien and otherwise.

46. **CONSOLIDATION, SUB-DIVISION AND CANCELLATION OF CAPITAL**

46.1 The Company may, by ordinary resolution:

(a) consolidate and divide all or any of its share capital into shares of larger amount;

(b) subject to the provisions of the Acts, subdivide its shares, or any of them, into shares of smaller amount, so however that in the sub-division the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived (and so that the resolution whereby any share is sub-divided may determine that, as between the Holders of the shares resulting from such sub-division, one or more of the shares may have, as compared with the others, any such preferred, deferred or other rights or be subject to any such restrictions as the Company has power to attach to unissued or new shares); or

(c) cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and reduce the amount of its authorised share capital by the amount of the shares so cancelled.

46.2 Subject to the provisions of these Articles, whenever as a result of a consolidation or subdivision of shares any members would become entitled to fractions of a share, the Directors may deal with such fractions as they shall determine and in particular they may sell, on behalf of those members, the shares representing the fractions for the best price reasonably obtainable to any person and distribute the proceeds of sale in due proportion among those members (save that the Directors may in such event determine that amounts of €2.50 or less shall not be so distributed but shall be retained for the benefit of the Company), and the Directors may authorise some person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

47. **REDUCTION OF CAPITAL**

The Company may, by special resolution, reduce its share capital, any capital redemption reserve fund, any share premium account or any capital conversion reserve fund in any manner and with, and subject to, any incident authorised, and consent required, by law.

48. **PURCHASE OF OWN SHARES**

Subject to the provisions of the Acts, the requirements of the London Stock Exchange and to any rights conferred on the Holders of any class of shares, the Company may purchase all or any of its own shares of any class, including any redeemable shares, provided always that where at the time at which the Company in general meeting authorises any such purchase the Company has in issue any class of securities which are convertible into, exchangeable for or carry a right to subscribe for equity shares of the class authorised to be purchased and are listed on the Official List of the UK Listing Authority, then unless the trust deed constituting, or the terms of issue of, such securities provide for the purchase by the Company of its own equity shares, no such purchase shall be permitted without the prior consent in writing of the holders of three fourths in nominal value, or the prior sanction of a special resolution passed at a separate general meeting of the holders, of each such class of securities. The Company shall not exercise any authority granted under section 215 of the 1990 Act to make market purchases of its own shares unless the authority required by such section shall have been granted by a special resolution of the Company. Neither the Company nor the Directors shall be required to select the shares to be purchased rateably or in any other particular manner as between the Holders of shares of the same class or as between them and the Holders of shares of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares. Subject to the provisions of the Acts, the Company may cancel any shares so purchased or may hold them as treasury shares and re-issue any such treasury shares as shares of any class or classes or cancel them.

PART X - GENERAL MEETINGS

49. **ANNUAL GENERAL MEETINGS**

The Company shall hold in each year a general meeting as its annual general meeting in addition to any other meeting in that year and shall specify the meeting as such in the notice calling it. Not more than 15 months shall elapse between the date of one annual general meeting and that of the next.

50. **EXTRAORDINARY GENERAL MEETINGS**

All general meetings other than annual general meetings shall be called extraordinary general meetings.

51. **CONVENING GENERAL MEETINGS**

The Directors may convene general meetings. Extraordinary general meetings may also be convened on such requisition, or in default may be convened by such requisitions, and in such manner as may be provided by the Acts.

52. **NOTICE OF GENERAL MEETINGS**

52.1 Subject to the provisions of the Acts allowing a general meeting to be called by shorter notice, an annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by at least 21 Clear Days' notice and all other extraordinary general meetings shall be called by at least 14 Clear Days' notice.

52.2 Any notice convening a general meeting shall specify the time and place of the meeting and, in the case of special business, the general nature of that business and, in reasonable prominence, that a member entitled to attend and vote is entitled to appoint a proxy to attend, speak and vote in his place and that a proxy need not be a member of the Company. It shall also give particulars of any Directors who are to retire at the meeting and of any persons who are recommended by the Directors for appointment or re-appointment as Directors at the meeting, or in respect of whom notice has been duly given to the Company of the intention to propose them for appointment or re-appointment as Directors at the meeting. Subject to any restrictions imposed on any shares, the notice shall be given to all the members and to the Directors and the Auditors.

52.3 The Directors may determine, in the case of members, that only members whose names are entered on the Register at the close of business on a particular day chosen by the Directors are entitled to receive notice of a general meeting, provided that such day falls not more than 21 (twenty-one) Clear Days before the day on which notice is given.

52.4 The Directors may specify in the notice of a general meeting a time by which a person's name shall be entered on the Register in order for that person to have the right to attend or vote at the meeting. The time specified shall not be more than 48 hours before the time fixed for the meeting.

52.5 The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at the meeting.

52.6 Where, by any provision contained in the Acts, extended notice is required of a resolution, the resolution shall not be effective (except where the Directors of the Company have resolved to submit it) unless notice of the intention to move it has been given to the Company not less than 28 (twenty-eight) Clear Days (or such shorter period as the Acts permit) before the meeting at which it is moved, and the Company shall give to the members notice of any such resolution as required by and in accordance with the provisions of the Acts.

PART XI - PROCEEDINGS AT GENERAL MEETINGS

53. QUORUM FOR GENERAL MEETINGS

53.1 No business other than the appointment of a chairman shall be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business. Two persons entitled to attend and to vote upon the business to be transacted, each being a member or a proxy for a member, shall be a quorum.

53.2 If such a quorum is not present within half an hour from the time appointed for the meeting, the meeting, if convened upon the requisition of members, shall be dissolved; in any other case the meeting shall stand adjourned to the same day in the next week at the same time and place, or to such other day and at such other time and place as the Directors may determine.

54. SPECIAL BUSINESS

All business shall be deemed special that is transacted at an extraordinary general meeting. All business that is transacted at an annual general meeting shall also be deemed special, with the exception of declaring a dividend, the consideration of the accounts, balance sheets and reports of the Directors and Auditors, the appointment of Directors in the place of those retiring, the fixing of the remuneration of the Directors, the re-appointment of the retiring Auditors and the fixing of the remuneration of the Auditors.

55. CHAIRMAN OF GENERAL MEETINGS

55.1 The chairman (if any) or, in his absence, the deputy chairman (if any) of the Board or, in his absence, some other Director appointed by the Directors for the purpose shall preside as chairman at every general meeting of the Company. If there is no chairman or deputy chairman of the Board and no Director has been so appointed or if none of such persons shall be present within five minutes after the time appointed for the holding of the meeting and willing to act, the Directors present shall elect one of their number to be chairman of the meeting and, if there is only one Director present and willing to act, he shall be chairman. If at any meeting no Director is present, and willing to act as chairman of the meeting, within 15 minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of the members personally present to be chairman of the meeting.

55.2 The chairman shall take such action as he thinks fit to promote the orderly conduct of general meetings. The decision of the chairman on points of order, matters of procedure or matters arising incidentally out of the business of the meeting shall be final and conclusive, as shall be, subject to his acting in good faith, his determination whether any point or matter is of such a nature. Without prejudice to the generality of the foregoing, if an amendment proposed to any resolution under consideration is in good faith ruled out of order by the chairman, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling.

56. DIRECTORS' RIGHT TO ATTEND GENERAL MEETINGS

A Director (and any other person invited by the Chairman to do so) shall be entitled, notwithstanding that he is not a member, to attend and speak at any general meeting and at any separate meeting of the Holders of any class of shares in the Company.

57. ADJOURNMENT OF GENERAL MEETINGS

57.1 The chairman, with the consent of a general meeting at which a quorum is present, may (and if so directed by the meeting, shall) adjourn the meeting to another time or place or indefinitely. The chairman may at any time without the consent of the meeting adjourn the meeting to another time or place or indefinitely if it appears to the chairman that:

(a) the number of persons present or wishing to attend cannot be conveniently accommodated in the place appointed for the meeting; or

(b) the behaviour of any persons attending the meeting prevents or is likely to prevent the orderly conduct of the business of the meeting; or

(c) an adjournment is otherwise necessary so that the business of the meeting may be properly conducted.

No business shall be transacted at any adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place.

57.2 Where a meeting is adjourned indefinitely, the time and place for the adjourned meeting shall be fixed by the Directors. When a meeting is adjourned for 14 days or more or indefinitely, at least seven Clear Days' notice shall be given specifying the time and place for the adjourned meeting and the general nature of the business to be transacted. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

PART XII - VOTING

58. DETERMINATION OF RESOLUTIONS

If a resolution is put to the vote at a general meeting, it shall be decided on a show of hands unless a poll is duly demanded in accordance with Article 59. Unless a poll is so demanded, a declaration by the chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority, and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution. The demand for a poll may be withdrawn before the poll is taken but only with the consent of the chairman, and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made.

59. ENTITLEMENT TO DEMAND POLL

59.1 Subject to the provisions of the Acts, a poll may be demanded:

(a) by the chairman of the meeting;

(b) by at least three members present (in person or by proxy) having the right to vote at the meeting;

(c) by any member or members present (in person or by proxy) representing not less than one-tenth of the total rights of all the members having the right to vote at the meeting; or

(d) by a member or members present (in person or by proxy) holding shares in the Company conferring the right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

59.2 The chairman of the meeting may also demand a poll before a resolution is put to the vote on a show of hands.

60. TAKING OF A POLL

60.1 Save as provided in Article 60.2, a poll shall be taken in such manner as the chairman directs and he may appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

60.2 A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or at such time (not being more than 30 days after the date on which the poll is demanded) and place as the chairman of the meeting may direct. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

60.3 No notice need be given of a poll not taken forthwith if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case at least seven Clear Days' notice shall be given specifying the time and place at which the poll is to be taken.

61. VOTES OF MEMBERS

Votes may be given either personally or by proxy. Subject to any rights or restrictions for the time being attached to any class or classes of shares and subject to any suspension or abrogation of rights pursuant to these Articles, on a show of hands every member present in person and every proxy shall have one vote, so, however, that no individual shall have more than one vote, and on a poll every member shall have one vote for every share carrying rights of which he is the Holder. On a poll a member entitled to more than one vote need not cast all his votes or cast all the votes he uses in the same way.

62. CHAIRMAN'S CASTING VOTE

Where there is an equality of votes at a general meeting, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to a casting vote in addition to any other vote he may have.

63. VOTING BY JOINT HOLDERS

Where there are joint Holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, in respect of such share shall be accepted to the exclusion of the votes of the other joint Holders; and for this purpose seniority shall be determined by the order in which the names of the Holders stand in the Register in respect of the share.

64. VOTING BY INCAPACITATED HOLDERS

A member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction (whether in the State or elsewhere) in matters concerning mental disorder, may vote, whether on a show of hands or on a poll, by his committee, receiver, guardian or other person appointed by that court and any such committee, receiver, guardian or other person may vote by proxy on a show of hands or on a poll provided that evidence to the satisfaction of the Directors of the authority of the person claiming to exercise the right to vote shall be deposited at the Office, or at such other place as is specified in accordance with these Articles for the deposit of instruments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised and in default the right to vote shall not be exercisable.

65. DEFAULT IN PAYMENT OF CALLS

Unless the Directors otherwise determine, no member shall be entitled to vote at any general meeting or any separate meeting of the Holders of any class of shares in the Company, either in person or by proxy, or to exercise any privilege as a member in respect of any share held by him unless all moneys then payable by him in respect of that share have been paid.

66. RESTRICTION OF VOTING AND OTHER RIGHTS

66.1 If at any time the Directors shall determine that a Specified Event (as defined in Article 66.7) shall have occurred in relation to any share or shares, they may in their absolute discretion

serve a notice to such effect on the Holder or Holders thereof. Upon the expiry of 14 days from the service of any such notice (in these Articles referred to as a "Restriction Notice") and for so long as such Restriction Notice shall remain in force:

(a) no Holder or Holders of the share or shares specified in such Restriction Notice (in these Articles referred to as "**Specified Shares**") shall be entitled in respect of the Specified Shares to attend or vote either personally or by proxy at any general meeting of the Company or at any separate general meeting of the Holders of the class of shares concerned or to exercise any other right conferred by membership in relation to any such meeting; and

(b) the Directors shall, where the Specified Shares represent not less than 0.25 per cent of the class of shares concerned, be entitled:

(i) except in a winding up of the Company, to withhold payment of any sum (including shares issuable in lieu of dividends) payable, whether by way of dividend, capital or otherwise, in respect of the Specified Shares, and the Company shall not have any obligation to pay interest on any sum so withheld; and/or

(ii) where the Specified Event concerned is the event described in Article 66.7(a) or 66.7(b), to refuse to register any transfer (other than an Approved Transfer as defined in Article 66.8) of the Specified Shares or any renunciation of any allotment of new shares or debentures made in respect of the Specified Shares.

66.2 A Restriction Notice shall be cancelled by the Directors as soon as reasonably practicable, but in any event not later than seven days, after the Holder or Holders concerned or any other relevant person shall have remedied the default by virtue of which the Specified Event shall have occurred. A Restriction Notice shall automatically cease to have effect in respect of any share comprised in an Approved Transfer upon registration thereof.

66.3 The Directors shall cause a notation to be made in the Register against the name of any Holder or Holders in respect of whom a Restriction Notice shall have been served indicating the number of Specified Shares specified in such Restriction Notice and shall cause such notation to be deleted upon cancellation or cesser of such Restriction Notice.

66.4 Every determination of the Directors and every Restriction Notice served by them pursuant to the provisions of this Article shall be conclusive as against the Holder or Holders of any share and the validity of any notice served by the Directors in pursuance of this Article shall not be questioned by any person.

66.5 If, while any Restriction Notice shall remain in force in respect of any Specified Shares, any further shares shall be issued in respect thereof pursuant to a capitalisation issue under these Articles, the Restriction Notice shall be deemed also to apply likewise to such Holder or Holders in respect of such further shares which shall as from the date of issue thereof form part of the Specified Shares for all purposes of this Article.

66.6 On the cancellation of any Restriction Notice, the Company shall pay to the Holder (or, in the case of joint Holders, the first named Holder) on the Register in respect of the Specified Shares as of the record date for any such sum all sums the payment of which shall have been withheld pursuant to the provisions of this Article.

66.7 For the purpose of these Articles, a "**Specified Event**" shall be deemed to have occurred in relation to a share if:

(a) the Holder or any of the Holders shall fail to pay any call or instalment of a call in respect of such share in the manner and at the time appointed for payment thereof;

(b) the Holder or any of the Holders or any other person shall fail to comply, to the satisfaction of the Directors and within the period prescribed by such notice, in relation to such share with the terms of any Disclosure Notice given to him under Article 11; or

(c) the Holder or any of the Holders or any other person shall fail to comply, to the satisfaction of the Directors and within the period prescribed by such notice, in relation to such share with the terms of any notice given to him pursuant to section 81 of the 1990 Act.

66.8 For the purposes of this Article:

(a) an "Approved Transfer" is a transfer of shares which:

(i) is made pursuant to acceptance of a general offer made by or on behalf of the offeror to all Holders (or all such Holders other than the offeror and nominees or subsidiaries of the offeror) of shares of any class; or

(ii) the Directors are satisfied has been made pursuant to a *bona fide* sale of the whole of the beneficial interest in the shares comprised in the transfer to a person unconnected with the Holder or with any other person appearing to be interested (within the meaning of Article 11) in such shares (and for this purpose it shall be assumed that no such sale has occurred where the relevant share transfer form presented for stamping has been stamped at a reduced rate of stamp duty by virtue of the transferor or transferee having claimed to be entitled to such reduced rate on the basis that no beneficial interest passes by the transfer); or

(iii) is made pursuant to any *bona fide* sale on any stock exchange, unlisted securities market or over-the-counter market on which shares of that class are, for the time being, normally traded.

(b) reference to a person having failed to comply with the terms of a Disclosure Notice given to him under Article 11 or a notice given to him pursuant to section 81 of the 1990 Act includes reference:

(i) to his having failed or refused to give all or any part of the information required by the notice; or

(ii) to his having given information which he knows to be false in a material particular or having recklessly given information which is false in a material particular.

66.9 The provisions of this Article are in addition to, and shall not limit, any other right or power of the Company or the Directors, including any right or power vested in the Company or the Directors by the Acts.

67. TIME FOR OBJECTION TO VOTING

No objection shall be raised to the qualification of any voter or to the counting of, or failure to count, any vote except at the meeting or adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any such objection or error shall be referred to the chairman of the meeting and shall vitiate the decision of the meeting on any resolution only if the chairman decides that the same is of sufficient magnitude to vitiate the resolution or may otherwise have affected the decision of the meeting. The decision of the chairman on such matters shall be final and conclusive.

68. APPOINTMENT OF PROXY

68.1 Every member entitled to attend and vote at a general meeting may appoint a proxy to attend, speak and vote on his behalf. The instrument appointing a proxy shall be in writing in any

usual form or in any other form which the Directors may approve and shall be executed by or on behalf of the appointor. The signature on such instrument need not be witnessed. A body corporate may execute a form of proxy under its common seal or under the hand of a duly authorised officer thereof. A proxy need not be a member of the Company.

68.2 The Directors may allow a proxy to be appointed by electronic communication or by other data transmission process, subject to any limitation, conditions or restrictions that they decide. Such appointment shall be delivered to the Company in a manner specified by the Directors. If, and to the extent that, the Directors decide to allow appointments to be made in this way, the provisions of the Articles which are inconsistent with this method of appointment shall be of no effect in relation to these appointments. The Directors may require any evidence they think appropriate to satisfy themselves that the electronic appointment is genuine and may prescribe the method of determining the time and address at which any such electronic appointment is to be treated as received by the Company.

68.3 Without limiting the foregoing, in relation to any shares which are held in uncertificated form, the Directors may from time to time, where permitted by the Regulations, permit appointments of proxy to be made by means of an electronic communication in the form of an Uncertificated Proxy Instruction, (that is, a properly authenticated dematerialised instruction and/or other instruction or notification which is sent by means of the relevant system concerned and received by such participant in that system acting on behalf of the Company as the Directors may prescribe, in such form and subject to such terms and conditions as may from time to time be prescribed by the Directors) subject always to the facilities and the requirements of the relevant system concerned and may in a similar manner permit supplements to, or amendments or revocations of, any such Uncertificated Proxy Instruction to be made by like means. The Directors may in addition prescribe the method of determining the time at which any such properly authenticated dematerialised instruction (and/or other instruction or notification) is to be treated as received by the Company or such participant. The Directors may treat any such Uncertificated Proxy Instruction which purports to be or is expressed to be sent by the holder of a share as sufficient evidence of the authority of the person sending that instruction to send it on behalf of that holder. In this Article 68.3, words and expressions shall have the same respective meanings as in the Regulations.

69. DEPOSIT OF PROXY INSTRUMENTS

The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is executed, or a copy of such authority certified notarially or in some other way approved by the Directors, shall be deposited at the Office, or at such other place or one of such other places (if any) as may be specified for that purpose in or by way of note to the notice convening the meeting or any instrument of proxy sent out by the Company in relation to the meeting, not less than 48 hours before the time appointed for the holding of the meeting or adjourned meeting or (in the case of a poll taken on a date after the date of the meeting or adjourned meeting at which the poll was demanded) for the taking of the poll at which the instrument of proxy is to be used, and in default shall not be treated as valid; provided that:

(a) in the case of a meeting which is adjourned to a date which is after but less than seven days after the date of the meeting which was adjourned or in the case of a poll which is to be taken on a date which is after but less than seven days after the date of the meeting or adjourned meeting at which the poll was demanded, it shall be sufficient if the instrument of proxy and any such authority and certification thereof as aforesaid is lodged with the Secretary at the commencement of the adjourned meeting or (as the case may be) of the taking of the poll; and

(b) an instrument of proxy relating to more than one meeting (including any adjournment thereof) having once been so delivered for the purposes of any meeting shall not require to be delivered again for the purposes of any subsequent meeting to which it relates.

70. EFFECT OF PROXY INSTRUMENTS

Deposit of an instrument of proxy in respect of a meeting shall not preclude a member from attending the meeting or any adjournment thereof. The instrument appointing a proxy shall be valid, unless the contrary is stated therein, as well for any adjournment of the meeting as for the meeting to which it relates.

71. EFFECT OF REVOCATION OF PROXY OR OF AUTHORISATION

71.1 A vote given or poll demanded in accordance with the terms of an instrument of proxy shall be valid notwithstanding the death or insanity of the principal, or the revocation of the instrument of proxy or of the authority under which the instrument of proxy was executed, or the transfer of the share in respect of which the instrument of proxy was given, provided that no notice in writing of such death, insanity, revocation or transfer shall have been received by the Company at the Office or at such other place or one of such other places (if any) at which the instrument of proxy could have been duly deposited in order to be valid for use at the meeting or adjourned meeting (or, in the case of the revocation of a proxy, where the appointment of the proxy was contained in an electronic communication, at the address at which such appointment was duly received) at least 24 hours before the time appointed for the holding of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for the taking of the poll at which the instrument of proxy is to be used.

71.2 The Directors may send, at the expense of the Company, by post or otherwise, to the members instruments of proxy (with or without arrangements for their return prepaid) for use at any general meeting or at any class meeting, either in blank or nominating any Director or other person and, if thought fit, any other person or persons in the alternative. If for the purposes of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the expense of the Company, such invitations shall be issued to all (and not to some only) of the members entitled to be sent a notice of the meeting and to vote thereat by proxy, but the accidental omission to issue such invitations to, or the non receipt of such invitation by, any member, shall not invalidate the proceedings at any such meeting.

72. BODIES CORPORATE ACTING BY REPRESENTATIVES AT MEETINGS

Any body corporate which is a member of the Company may by resolution of its Directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company and the person so authorised shall be entitled to exercise the same powers on behalf of the body corporate which he represents as that body corporate could exercise if it were an individual member of the Company. The body corporate shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present at it, and all references to attendance and voting in person shall be construed accordingly. A Director, the Secretary or some person authorised for the purpose by the Secretary may require the representative to produce a certified copy of the resolution so authorising him or such other evidence of his authority reasonably satisfactory to them before permitting him to exercise his powers. A vote given or poll demanded by the representative shall be valid notwithstanding that the representative is for any reason no longer authorised to represent the body corporate, provided that no intimation in writing of the fact that the representative is no longer authorised shall have been received by the Company at the place or any of the places and within the time period applicable to notice of revocation of proxies under Article 71.1.

PART XIII - DIRECTORS

73. NUMBER OF DIRECTORS

73.1 Unless otherwise determined by Company in general meeting, the number of Directors shall not be more than 9 (nine) or less than 2 (two).

73.2 The continuing Directors may act notwithstanding any vacancy in their body, provided that if the number of the Directors is reduced below the number fixed by or pursuant to these Articles as the minimum number of Directors or the quorum of the Directors, the remaining Director or Directors may act only for the purpose of filling vacancies or of summoning a general meeting for the purpose of appointing Directors, but if there be no Director or Directors able or willing to act, then any two members may summon a general meeting for the purpose of appointing Directors. Subject to the provisions of the Acts and of these Articles, any additional Director so appointed shall retire at the annual general meeting of the Company next following such appointment and shall then be eligible for re-appointment.

74. **SHARE QUALIFICATION**

A Director shall not require a share qualification.

75. **ORDINARY REMUNERATION OF DIRECTORS**

The ordinary remuneration of the Directors shall not exceed €500,000 per annum or such other amount as may be determined from time to time by an ordinary resolution of the Company and shall be divisible (unless such resolution shall provide otherwise) among the Directors as they may agree, or, failing agreement, equally, except that any Director who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled only to rank in such division for a proportion of the remuneration related to the period during which he has held office. Any sums payable pursuant to this Article shall be distinct from any salary, remuneration or other amounts payable to a Director pursuant to any other Article and shall accrue from day to day.

76. **SPECIAL REMUNERATION OF DIRECTORS**

Any Director who holds any additional office (including for this purpose the office of chairman or deputy chairman whether or not such office is held in an executive capacity), who serves on any committee or who otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration by way of salary, commission, participation in profits or otherwise as the Directors may determine.

77. **EXPENSES OF DIRECTORS**

The Directors may be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or of committees of Directors or of general meetings or of separate meetings of the Holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties.

PART XIV - ALTERNATE DIRECTORS

78. **ALTERNATE DIRECTORS**

78.1

(a) Each Director (other than an alternate Director) may, by notice in writing delivered to the Secretary at the Office, or in any other manner approved by the Directors, appoint any other Director, or any person approved for that purpose by the Directors and willing to act, to be his alternate.

(b) No appointment of an alternate Director who is not already a Director shall be effective until his consent to act as a Director in the form prescribed by the Act has been received at the Office.

(c) An alternate Director need not hold a share qualification and shall not be counted in reckoning any maximum or minimum number of Directors allowed by these Articles.

(d) A Director may, by notice in writing delivered to the Secretary at the Office, revoke at any time the appointment of any alternate appointed by him.

78.2 Every alternate Director shall (subject to his giving to the Company an address at which notices may be served on him) be entitled to receive notice of all meetings of the Directors and (subject to the approval of the Directors) of all meetings of committees of the Directors of which his appointor is a member and, in the absence from such meetings of his appointor, to attend and vote at such meetings and to be counted in the quorum and to exercise all the powers, rights, duties and authorities of his appointor. A Director or other person acting as alternate Director shall have a separate vote at such meetings for each Director for whom he acts as alternate Director (which shall, in the case of a Director acting as alternate, be in addition to his own vote as a Director), but he shall count as only one for the purpose of determining whether a quorum is present.

78.3 Every person acting as an alternate Director shall be an officer of the Company, shall alone be responsible to the Company for his own acts and defaults and shall not be deemed to be the agent of the Director appointing him.

78.4 An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements with the Company and to be repaid expenses and to be indemnified to the same extent mutatis mutandis as if he were a Director. However, he shall not be entitled to receive from the Company any fees for his services as alternate, except only such part (if any) of the fee payable to his appointor as such appointor may by notice in writing to the Company direct. Subject to this Article, the Company shall pay to an alternate Director such expenses as might properly have been paid to him if he had been a Director.

78.5 An alternate Director shall cease to be an alternate Director:

(a) if his appointor revokes his appointment; or

(b) if his appointor ceases for any reason to be a Director, provided that if any Director retires at an annual general meeting but is re-appointed or deemed to be re-appointed at the same meeting, any valid appointment of an alternate Director which was in force immediately before his retirement shall remain in force; or

(c) if any event happens in relation to him which, if he were a Director otherwise appointed, would cause him to vacate office.

PART XV - POWERS OF DIRECTORS

79. DIRECTORS' POWERS

Subject to the provisions of the Acts, the memorandum of association of the Company and these Articles and to any directions given by the members by ordinary resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the memorandum of association of the Company or of these Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Article shall not be limited by any special power given to the Directors by these Articles and a meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

80. DELEGATION TO A DIRECTOR

The Directors may entrust to and confer upon a Director any of the powers, authorities and discretions exercisable by them (with power to sub-delegate) upon such terms and subject to such conditions and with such restrictions as they think fit, and either collaterally with or to the exclusion of their own powers and may from time to time revoke, withdraw, alter or vary all or any of such powers.

81. DELEGATION TO COMMITTEES

81.1 The Directors may delegate any of their powers, authorities and discretions (with power to sub-delegate) for such time, upon such terms and subject to such conditions and with such restrictions as they think fit to any committee consisting of one or more Directors and (if thought fit) one or more other persons, provided that:

(a) a majority of the members of a committee shall be Directors;

(b) and no resolution of a committee shall be effective unless a majority of those present when it is passed are Directors or alternate Directors.

81.2 The Directors may confer such powers either collaterally with, or to the exclusion of and in substitution for, all or any of the powers of the Directors in that respect and may from time to time revoke, withdraw, alter or vary any of such powers and discharge any such committee in whole or in part. Insofar as any power, authority or discretion is so delegated, any reference in these Articles to the exercise by the Directors of such power, authority or discretion shall be construed as if it were a reference to the exercise of such power, authority or discretion by such committee.

82. APPOINTMENT OF ATTORNEYS

The Directors may, from time to time and at any time by power of attorney under seal, appoint any company, firm or person or fluctuating body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit. Any such power of attorney may contain such provisions for the protection of persons dealing with any such attorney as the Directors may think fit and may authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

83. LOCAL MANAGEMENT

The Directors may establish any local or divisional boards or agencies for managing any of the affairs of the Company in any specified locality, either in the State or elsewhere, and may appoint any persons to be members of any such local or divisional board or agency and may fix their remuneration and may delegate to any local or divisional board or agent any of the powers, authorities and discretions vested in the Directors with power to sub-delegate and any such appointment or delegation may be made upon such terms and subject to such conditions as the Directors may think fit, and the Directors may remove any person so appointed, and may annul or vary any such delegation, but no person dealing in good faith with any such committee, local board or agency, without notice of any such removal, annulment or variation, shall be affected thereby. The Directors may confer such powers either collaterally with, or to the exclusion of and in substitution for, all or any of the powers of the Directors in that respect and may from time to time revoke, withdraw, alter or vary all or any of such powers. Subject to any terms and conditions expressly imposed by the Directors, the proceedings of any local or divisional board or agency with two or more members shall be governed by such of these Articles as regulate the proceedings of the Directors, so far as they are capable of applying.

84. USE OF DESIGNATION "DIRECTOR"

The Directors may from time to time appoint any person to any office or employment having a designation or title including the word "director" or attach to any existing office or employment with the Company such a designation or title and may at any time determine any such appointment or the use of any such designation or title. The inclusion of the word "director" in the designation or title of any such office or employment with the Company shall not imply that the holder thereof is a Director of the Company nor shall such holder thereby be empowered in any respect to act as a Director of the Company or to be deemed to be a Director for any of the purposes of these Articles.

85. **BORROWING POWERS**

The Directors may exercise all the powers of the Company to borrow or raise money and to mortgage or charge its undertaking, property, assets, and uncalled capital or any part thereof and, subject to Part III of the 1983 Act, to issue debentures, debenture stock and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party, up to an amount equal to the greater of 4 times the net asset value of the Company and €280,000,000 (or such increased amount as is sanctioned by shareholders in general meeting).

86. **EXECUTION OF NEGOTIABLE INSTRUMENTS**

All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, by such person or persons and in such manner as the Directors shall determine from time to time by resolution.

PART XVI - APPOINTMENT AND RETIREMENT OF DIRECTORS

87. **RETIREMENT AT ANNUAL GENERAL MEETINGS**

87.1 At the first and every subsequent annual general meeting of the Company, one third of the Directors who are subject to retirement by rotation or, if their number is not three or a multiple of three, the nearest number to one third shall retire from office but unless such Directors fall within Article 87.2 below each such Director shall be eligible for re-appointment.

87.2 A Director shall also retire at any annual general meeting if he has agreed to do so (whether in accordance with the terms of his appointment or otherwise) and, unless the Directors have agreed otherwise, he shall not be eligible for re-appointment.

88. **RE-APPOINTMENT OF RETIRING DIRECTOR**

The Company at the meeting at which a Director retires under any provision of these Articles may by ordinary resolution fill the office being vacated by appointing thereto the retiring Director (if eligible for re-appointment) or some other person eligible for appointment. In the absence of such a resolution, the retiring Director shall nevertheless be deemed to have been re-appointed except in any of the following cases:

(a) where at such meeting a resolution for the re-appointment of such Director is put to the meeting and lost, or it is expressly resolved not to fill the office being vacated;

(b) where such Director is ineligible for re-appointment or has given notice in writing to the Company that he is unwilling to be re-appointed; or

(c) where a resolution to elect such Director is void by reason of contravention of Article 92.

89. **POSITION OF RETIRING DIRECTOR**

A Director who retires at an annual general meeting and is not re-appointed (or deemed to have been re-appointed pursuant to these Articles) shall retain office until the end of the meeting except where a resolution is passed to elect another person in his place or a resolution for his re-appointment is put to the meeting and lost. Accordingly, a retiring Director who is re-appointed (or deemed to have been re-appointed) will continue in office without a break.

90. **ELIGIBILITY FOR APPOINTMENT**

No person other than a Director retiring at the meeting shall be appointed or re-appointed a Director at any general meeting unless he is recommended by the Directors or, not less than seven nor more than 42 days before the date appointed for the meeting, notice executed by a member qualified to vote at the meeting has been given to the Company of the intention to propose that person for appointment stating whether the person is proposed as an additional Director or to replace a Director who is retiring or being removed and the particulars which would be required, if he were so appointed, to be included in the Company's register of Directors, together with notice executed by that person of his willingness to be appointed.

91. **APPOINTMENT OF ADDITIONAL DIRECTORS**

91.1 Subject as aforesaid, the Company by ordinary resolution may appoint a person to be a Director either to fill a vacancy or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with these Articles as the maximum number of Directors.

91.2 The Directors may appoint a person who is willing to act to be a Director, either to fill a vacancy or as an additional Director, provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with these Articles as the maximum number of Directors. Subject to the provisions of the Acts and of these Articles, a Director so appointed shall retire at the next following annual general meeting and shall then be eligible for re-appointment.

92. **RESOLUTION FOR APPOINTMENT**

A resolution for the appointment of two or more persons as Directors by a single resolution shall not be moved at any general meeting unless a resolution that it shall be so moved has first been passed by the meeting without any vote being given against it; and any resolution moved in contravention of this provision shall be void.

PART XVII - DISQUALIFICATION AND REMOVAL OF DIRECTORS

93. **DISQUALIFICATION OF DIRECTORS**

93.1 The office of a Director shall be vacated automatically if:

(a) he ceases to be a Director by virtue of any provision of the Acts or he becomes prohibited by law from being a Director or a declaration in respect of him is made by the court pursuant to section 150 of the 1990 Act; or

(b) if he is adjudicated bankrupt, or any event equivalent or analogous thereto occurs, in the State or any other jurisdiction or he makes any arrangement or composition with his creditors generally; or

(c) in the opinion of a majority of his co-Directors, he becomes incapable by reason of mental disorder of discharging his duties as a Director; or

(d) (without committing a breach of any contract between him and the Company) he resigns his office by notice to the Company; or

(e) he is convicted of an indictable offence, unless the Directors otherwise determine; or

(f) he shall have been absent for more than six consecutive months without permission of the Directors from meetings of the Directors held during that period and his alternate Director (if any) shall not have attended any such meeting in his place during such period, and the Directors pass a resolution that by reason of such absence he has vacated office; or

(g) he is required in writing by all his co-Directors to resign.

93.2 A Director shall not be required to retire at any time on account of age.

94. **REMOVAL OF DIRECTORS**

The Company may, by ordinary resolution of which extended notice has been given in accordance with the provisions of the Acts, remove any Director before the expiry of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director and may, if thought fit, by ordinary resolution appoint another Director in his stead. Any person so appointed shall be subject to retirement at the same time as if he had been appointed a Director on the date on which and in the manner in which the Director in whose place he is appointed was last appointed or re-appointed a Director. Nothing in this Article shall be taken as depriving a person removed hereunder of compensation or damages payable to him in respect of the termination of his appointment as Director or of any other appointment terminating with his appointment as Director.

PART XVIII - DIRECTORS' OFFICES AND INTERESTS

95. **EXECUTIVE OFFICES**

95.1 The Directors may appoint one or more of their body to the office of managing director or joint managing director or to any other executive office under the Company (including, where considered appropriate, the office of chairman or deputy chairman) on such terms and for such period as they may determine and, without prejudice to the terms of any contract entered into in any particular case, may revoke any such appointment at any time.

95.2 A Director holding any such executive office shall receive such remuneration, whether in addition to or in substitution for his ordinary remuneration as a Director and whether by way of salary, commission, participation in profits or otherwise or partly in one way and partly in another, as the Directors may determine.

95.3 The appointment of any Director to the office of chairman, deputy chairman, managing director or joint managing director shall determine automatically if he ceases to be a Director but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

95.4 The appointment of any Director to any other executive office shall not determine automatically if he ceases from any cause to be a Director unless the contract or resolution under which he holds office shall expressly state otherwise, in which event such determination shall be without prejudice to any claim for damages for breach of any contract of service between him and the Company.

96. **DIRECTORS MAY HAVE INTERESTS**

96.1 Subject to the provisions of the Acts and provided that he has complied with Articles 97 and 98, a Director, notwithstanding his office:

(a) may be a party to, or otherwise interested in, any contract, arrangement, transaction or proposal with the Company or any subsidiary or associated company thereof or in which the Company or any subsidiary or associated company thereof is otherwise interested;

(b) may hold any other office or place of profit under the Company (except that of auditor or of auditor of a subsidiary of the Company) in conjunction with his office of Director, and may act by himself or through his firm in a professional capacity for the Company, and in any such case on such terms as to remuneration and otherwise as the Directors shall arrange;

(c) may be a director or other officer of, or employed by, or a party to any contract, arrangement, transaction or proposal with, or otherwise interested in, any body corporate promoted by the Company or in which the Company or any subsidiary or associated company of the Company is otherwise interested; and

(d) shall not be accountable, by reason of his office, to the Company for any profit, remuneration or other benefit which he derives from any such contract, arrangement, transaction, proposal, office, place of profit or employment or from any interest in any such body corporate;

and no such contract, arrangement, transaction or proposal entered into by or on behalf of the Company in which any Director is in any way interested shall be liable to be avoided on account of such interest.

97. DISCLOSURE OF INTERESTS BY DIRECTORS

97.1 A Director who is in any way, whether directly or indirectly, interested in any contract, arrangement, transaction or proposal with the Company shall declare the nature of his interest at the meeting of the Directors at which the question of entering into the contract, arrangement, transaction or proposal is first considered, or, if the Director was not at the date of that meeting interested therein, at the next meeting of the Directors held after he became so interested, and, in a case where the Director becomes interested in a contract, arrangement, transaction or proposal after it is made, at the first meeting of the Directors held after he becomes so interested.

97.2 A copy of every declaration made and notice given under this Article shall be entered within three days after the making or giving thereof in a book kept for this purpose. Such book shall be open for inspection without charge by any Director, Secretary, Auditor or member of the Company at the Office and shall be produced at every general meeting of the Company and at any meeting of the Directors if any Director so requests in sufficient time to enable the book to be available at the meeting.

97.3 For the purposes of this Article:

(a) a general notice given to the Directors that a Director is to be regarded as having an interest of the nature and extent specified in the notice in any contract, arrangement, transaction or proposal in which a specified person or class of persons is interested shall be deemed to be a disclosure that the Director has an interest in any such contract, arrangement, transaction or proposal of the nature and extent so specified;

(b) and an interest of which a Director has no knowledge and of which it would be unreasonable to expect him to have knowledge shall not be treated as an interest of his.

98. INTERESTED DIRECTOR NOT TO VOTE OR COUNT FOR QUORUM

98.1 Save as otherwise provided by these Articles, a Director shall not vote at a meeting of the Directors or a committee of Directors on any resolution concerning a matter in which he has an interest which (together with any interest of any person connected with him within the meaning of Article 98.5(a)) is to his knowledge material (otherwise than by virtue of his interests in shares or debentures or other securities of or otherwise in or through the Company). A Director shall not be counted in the quorum present at a meeting in relation to any such resolution on which he is not entitled to vote.

98.2 A Director shall be entitled (in the absence of any other material interest than is indicated below) to vote (and to be counted in the quorum) in respect of any resolution concerning any of the following matters, namely:

(a) the giving of any security, guarantee or indemnity to him in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings;

(b) the giving of any security, guarantee or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(c) any proposal concerning any offer of shares or debentures or other securities of or by the Company or any of its subsidiary undertakings in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(d) any proposal concerning any other company in which he (together with any persons connected with him within the meaning of Article 98.5(a)) does not to his knowledge have an interest (as that term is used in Chapter 2 of Part IV of the 1990 Act) in one per cent or more of either any class of the equity share capital of, or the voting rights in, such company;

(e) any proposal relating to any arrangement for the benefit of employees of the Company or any of its subsidiary undertakings which does not award him any privilege or benefit not generally awarded to the employees to which such arrangement relates; or

(f) any proposal concerning the giving of any indemnity to the Directors or any of them pursuant to Article 144 or the discharge of the cost of any insurance which the Company proposes to maintain or purchase for the benefit of the Directors or any of them or for the benefit of persons who include the Directors or any of them.

98.3 Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employments with the Company or any company in which the Company is interested, such proposals may be divided and considered in relation to each Director separately and in such case each of the Directors concerned (if not debarred from voting under Article 98.2(d)) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

98.4 If any question shall arise at any meeting of the Directors as to the materiality of the interest of a Director (other than the chairman of the meeting) or as to the entitlement of any Director (other than such chairman) to vote or be counted in the quorum, and such question is not resolved by his voluntarily agreeing to abstain from or not to be counted in the quorum, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned as known to such Director has not been fully disclosed to the Directors. If any question as aforesaid shall arise in respect of the chairman of the meeting such question shall be decided by resolution of the Directors (for which purpose such chairman shall be counted in the quorum but shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such chairman as known to such chairman has not been fully disclosed to the Directors.

98.5 For the purposes of this Article:

(a) section 26 of the 1990 Act shall apply for the purposes of determining whether a person is connected with a Director except that in Article 98.5(b) a person who is a child (not being a minor child), parent, brother or sister of a Director shall not by virtue only of that relationship be deemed to be connected with the Director; and

(b) in relation to an alternate Director, an interest of his appointor shall be treated as an interest of the alternate Director.

98.6 Subject to the Acts, the Company may by ordinary resolution suspend or relax the provisions of this Article to any extent or ratify any transaction not duly authorised by reason of a contravention of this Article.

99. EXERCISE OF RIGHTS IN OTHER COMPANIES

Subject to the provisions of these Articles and the Acts, the Directors may exercise or procure the exercise of the rights conferred by the shares in any other company held or owned by the Company, and may exercise any rights to which they are entitled as directors of such other company, in such manner as they shall in their absolute discretion think fit, including the exercise thereof in favour of any resolution appointing themselves or any of them as directors, officers or servants of such other company, and fixing their remuneration as such, and may vote as directors of the Company in connection with any of the matters aforesaid.

100. ENTITLEMENT TO GRANT PENSIONS

The Directors may provide benefits, whether by way of pensions, gratuities or otherwise, for any Director, former Director or other officer or former officer of the Company or to any person who holds or has held any employment with the Company or with any body corporate which is or has been a subsidiary undertaking or associated company of the Company or a predecessor in business of the Company or of any such subsidiary undertaking or associated company and to any member of his family or any person who is or was dependent on him and may set up, establish, support, alter, maintain and continue any scheme or arrangement for providing all or any such benefits and for such purposes any Director accordingly may be, become or remain a member of, or rejoin, any scheme or arrangement and receive or retain for his own benefit all benefits to which he may be or become entitled thereunder. The Directors may pay out of the funds of the Company any premiums, contributions or sums payable by the Company under the provisions of any such scheme or arrangement in respect of any of the persons or class of persons above referred to who are or may be or become members thereof.

PART XIX - PROCEEDINGS OF DIRECTORS

101. CONVENING AND REGULATION OF DIRECTORS' MEETINGS

Subject to the provisions of these Articles, the Directors may regulate their proceedings as they think fit. A Director may, and the Secretary at the request of a Director shall, call a meeting of the Directors. Any Director may waive notice of any meeting and any such waiver may be retrospective. Notice of a meeting of the Directors shall be deemed to be duly given to a Director if it is given to him personally or by word of mouth or sent in writing by delivery, post, cable, telegram, telex, telefax, electronic mail or any other means of communication approved by the Directors to him at his last known address or any other address given by him to the Company for this purpose. The Directors may make regulations for the giving of notice of a meeting of the Directors in such circumstances and subject to such conditions and requirements as they think fit. A Director absent or intending to be absent from the State may request the Directors in writing that notices of meetings of the Directors shall during his absence be sent in writing to him at his last known address or any other address given by him to the Company for this purpose, but in the absence of any such request or in the case where oral notice only is given of a meeting of the Directors, it shall not be necessary to give notice of a meeting of the Directors to any Director who is for the time being absent from the State.

102. QUORUM FOR DIRECTORS' MEETINGS

The quorum for the transaction of the business of the Directors may be fixed by the Directors and unless so fixed at any other number shall be two. Any Director who ceases to be a Director at a meeting of the Directors may continue to be present and to act as a Director and be counted in the quorum until the termination of that meeting if no other Director objects and if otherwise a quorum would not be present.

103. VOTING AT DIRECTORS' MEETINGS

103.1 Questions arising at any meeting of Directors shall be decided by a majority of votes. Where there is an equality of votes, the chairman of the meeting shall have a second or casting vote.

103.2 Subject as hereinafter provided, each Director present shall have one vote and in addition to his own vote shall be entitled to one vote in respect of each other Director not present at the meeting who shall have authorised him in respect of such meeting to vote for such other Director in his absence. Any such authority may relate generally to all meetings of the Directors or to any specified meeting or meetings and shall be in writing and may be sent by delivery, post, cable, telegram, telex, telefax, electronic mail or any other means of communication approved by the Directors and may bear a printed or facsimile signature of the Director giving such authority. The authority must be delivered to the Secretary for filing prior to, or shall be produced at, the first meeting at which a vote is to be cast pursuant thereto provided that no Director shall be entitled to any vote at a meeting on behalf of another Director pursuant to this Article if the other Director shall have appointed an alternate Director and that alternate Director is present at the meeting at which the Director proposes to vote pursuant to this Article.

104. TELECOMMUNICATION MEETINGS

104.1 For the purpose of these Articles, the contemporaneous linking together by telephone or other means of telecommunication of a number of Directors not less than the quorum shall be deemed to constitute a meeting of the Directors and all the provisions in these Articles as to meetings of the Directors shall apply to such a meeting, provided that:

(a) each of the Directors taking part in such a meeting is able to hear, and speak to, each of the other Directors taking part; and

(b) at the commencement of such a meeting each Director must acknowledge his presence and that he accepts that the proceedings shall be deemed to be a meeting of the Directors.

104.2 A Director may not cease to take part in such a meeting by disconnecting his telephone or other means of communication unless he has previously obtained the express consent of the chairman of the meeting, and a Director shall be conclusively presumed to have been present and to have formed part of the quorum at all times during the meeting unless he has previously obtained the express consent of the chairman of the meeting to leave the meeting.

104.3 Such a meeting shall be deemed to take place where the largest group of those participating is assembled, or if there is no such group, where the chairman of the meeting is present.

104.4 A minute of the proceedings at such meeting by telephone or other means of communication shall be sufficient evidence of such proceedings and of the observance of all necessary formalities if certified as a correct minute by the chairman of the meeting.

104.5 The provisions of this Article shall apply, mutatis mutandis, to meetings of committees of the Directors.

105. CHAIRMAN OF MEETINGS OF DIRECTORS

If no chairman is appointed under Article 95, the Directors may appoint one of their number to be chairman, and if no deputy chairman is appointed under that Article the Directors may appoint one of their number to be deputy chairman; and they may remove from office at any time any chairman or deputy chairman appointed under the foregoing provisions of this Article. The chairman of the meetings of the Directors shall be the chairman, if any, appointed under Article 95or the foregoing provisions of this Article and in his absence the deputy chairman, if any, so appointed. If neither chairman nor deputy chairman is appointed under Article 95and neither chairman nor deputy chairman is elected under the foregoing provisions of this Article, or no such person is present at any meeting of the Directors within five minutes after the time

appointed for holding such meeting, the Directors present may choose one of their number to be chairman of the meeting. References in this Article to "deputy chairman" shall be construed as including, in the absence of an appointment of someone with that specific title, a person appointed to an office known by another title which, at or before the time of his appointment or election as such, is designated by the Directors as being equivalent to the office of deputy chairman.

106. PROCEEDINGS OF COMMITTEES

The meetings and proceedings of any committee or sub-committee of the Directors consisting of two or more members shall be governed *mutatis mutandis* by the provisions of these Articles regulating the meetings and proceedings of the Directors so far as the same are not superseded by any regulations made by the Directors. Any committee or sub-committee so formed shall in the exercise of the powers or discretions so delegated conform to any regulations which may from time to time be imposed by the Directors.

107. VALIDITY OF ACTS OF DIRECTORS

All acts done by any meeting of the Directors or of a committee of Directors or by any person acting as a Director, alternate Director or member of a committee shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any person or persons acting as aforesaid, or that they or any of them were disqualified from holding office or were not entitled to vote or had vacated office, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director and had been entitled to vote.

108. DIRECTORS' RESOLUTIONS IN WRITING

A resolution in writing signed by all the Directors entitled to receive notice of a meeting of Directors or of a committee of Directors shall be as valid as if it had been passed at a meeting of Directors or (as the case may be) a committee of Directors duly convened and held and may consist of several documents in the like form each signed by one or more Directors, and such resolution when duly signed may be delivered or transmitted (unless the Directors shall otherwise determine either generally or in any specific case) by facsimile transmission or some other similar means of transmitting the contents of documents. A resolution signed by an alternate Director need not also be signed by his appointor and, if it is signed by a Director who has appointed an alternate Director, it need not be signed by the alternate Director in that capacity.

PART XX - SECRETARY

109. APPOINTMENT OF SECRETARY

Subject to the provisions of the Acts, the Secretary shall be appointed by the Directors for such term, at such remuneration and upon such conditions as they may think fit and any Secretary so appointed may be removed by them, but without prejudice to any claim for damages for breach of any contract of service between him and the Company. If thought fit, two or more persons may be appointed joint secretaries. Anything required or authorised by the Acts or these Articles to be done by or to the Secretary may be done, if the office is vacant or there is for any other reason no Secretary readily available and capable of acting, by or to any assistant or acting Secretary appointed by the Directors or, if there is no assistant or acting secretary readily available and capable of acting, by or to any officer of the Company authorised generally or specially in that behalf by the Directors.

110. PERSON ACTING AS DIRECTOR AND SECRETARY

Any provision of the Acts or these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as a Director and as, or in the place of, the Secretary.

PART XXI - SEAL

111. USE OF SEAL

The Directors shall ensure that the Seal (including any official securities seal kept pursuant to the Acts) shall be used only by the authority of the Directors or of a duly authorised committee of the Directors.

112. SIGNATURE OF SEALED INSTRUMENTS

Every instrument to which the Seal (including any such official securities seal) shall be affixed shall be signed by a Director and shall also be signed by the Secretary or by a second Director or by some other person appointed for the purpose by the Directors or a duly authorised committee of the Directors save that as regards any certificates for shares or debentures or other securities of the Company the Directors or such a Committee may determine by resolution either generally or in any particular case (and subject to such restrictions as the Directors may determine) that such signatures or either of them shall be dispensed with, or be printed thereon or affixed thereto by some method or system of mechanical signature.

113. OFFICIAL SEAL FOR USE ABROAD

The Company may exercise the powers conferred by the Acts with regard to having an official seal for use abroad and such powers shall be vested in the Directors.

114. SAFE CUSTODY

The Directors shall provide for the safe custody of the Seal and of every other seal of the Company.

PART XXII - DIVIDENDS AND RESERVES

115. DECLARATION OF DIVIDENDS

Subject to the provisions of the Acts and the terms of these Articles, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the Directors.

116. INTERIM AND FIXED DIVIDENDS

Subject to the provisions of the Acts the terms of these Articles the Directors may declare and pay such interim dividends as appear to them to be justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the Directors may declare and pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but subject always to any restrictions for the time being in force (whether under these Articles, under the terms of issue of any shares or under any agreement to which the Company is a party, or otherwise) relating to the application, or the priority of application, of the Company's profits available for distribution or to the declaration or (as the case may be) the payment of dividends by the Company. Subject as aforesaid, the Directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment. If the Directors act in good faith they shall not incur any liability to the Holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim or fixed dividend on any shares having deferred or non-preferred rights.

117. PAYMENT OF DIVIDENDS

Except as otherwise provided by the rights attached to shares by the terms of issue thereof or by these Articles, all dividends shall be declared and paid according to the amounts paid on

the shares on which the dividend is paid. Subject as aforesaid, all dividends shall be apportioned and paid proportionately to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid; but, if any share is issued on terms providing that it shall rank for dividend as from a particular date, such share shall rank for dividend accordingly.

118. DEDUCTIONS FROM DIVIDENDS

The Directors may deduct from any dividend or other moneys payable to any member in respect of a share all sums of moneys (if any) presently payable by him to the Company in relation to shares of the Company.

119. DIVIDENDS IN SPECIE

Any general meeting declaring a dividend or bonus may direct, upon the recommendation of the Directors, that it shall be satisfied wholly or partly by the distribution of assets (and, in particular, of paid up shares, debentures or debenture stock of any other company or in any one or more of such ways) and the Directors shall give effect to such resolution. Where any difficulty arises in regard to the distribution, the Directors may settle the same as they think expedient and in particular may issue fractional certificates and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any members upon the footing of the value so fixed in order to adjust the rights of all the parties and may vest any such specific assets in trustees upon trust for the persons entitled to the dividend as the Directors think expedient, and generally may make such arrangements for the allotment, acceptance and sale of such specified assets or fractional certificates, or any part thereof, and otherwise as they think fit.

120. MODE OF PAYMENT OF DIVIDENDS OR OTHER MONEYS

120.1 The Company may pay any dividend, interest or other moneys payable in cash in respect of shares by cheque, warrant, direct debit, bank transfer, any other method (including electronic media) as the Directors may consider appropriate, or (if so authorised by the holders of shares in uncertificated form) using the facilities of a relevant system (subject to the facilities and requirements of the relevant system) and may remit the same by post or other delivery service to the registered address of the Holder or person entitled thereto or, in the case of joint Holders, to the registered address of the joint Holder whose name stands first in the Register, or, in the case of two or more persons being entitled to a dividend, interest or other money in consequence of the death or bankruptcy of the Holder, to any one of such persons, or to such person and to such address as the Holder or joint Holders of such other persons may in writing direct. In the case of a Holder who is also an employee of the Company or any of its subsidiaries, the Company may remit any dividend, interest or other moneys as aforesaid to such Holder through the Company's internal postal arrangements. Every cheque, warrant or other form of payment is sent or made at the risk of the person entitled to the moneys represented by it. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent, or to such person as the Holder or joint Holders or other person entitled thereto may in writing direct, and the payment of such cheque or warrant shall be a good discharge to the Company. Where the Company pays any dividend, interest or other moneys as aforesaid by any method other than cheque or warrant, the debiting of the Company's account in respect of the appropriate amount shall be deemed a good discharge of the Company's obligation to pay such dividend, interest or other moneys. Any one of two or more joint Holders or persons entitled to a dividend, interest or other moneys in consequence of the death or bankruptcy of the Holder may give effective receipts for any dividends, interest or other moneys payable in respect of the share held by him as joint Holder or to which he is jointly entitled as aforesaid.

120.2 The Directors may, at their discretion, make arrangements to enable a Depositary or any such other member or members as the Directors shall from time to time determine to receive duly declared dividends in any currency or currencies other than the currency in which such dividends are declared. For the purposes of the calculation of the amount receivable in respect of any dividend, the rate of exchange to be used to determine the equivalent in any

such other currency of any sum payable as a dividend shall be such rate or rates, and the payment thereof shall be on such terms and conditions, as the Directors may in their absolute discretion determine.

121. **DIVIDENDS NOT TO BEAR INTEREST**

No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.

122. **SHARES IN LIEU OF CASH DIVIDEND**

122.1 The Directors may from time to time at their discretion, with or subject to the sanction of an ordinary resolution of the Company, offer to the Holders of ordinary shares in the Company (in this Article "**Shareholders**") the right to elect to receive an allotment of additional ordinary shares, credited as fully paid, instead of cash in respect of all or part of any cash dividend or dividends specified by such resolution or such part of such dividend or dividends as the Directors may determine. In any such case, the following provisions shall apply:

(a) Any such resolution may specify a particular dividend or dividends or may specify all or any dividends falling to be declared or paid during a specified period being a period expiring not later than the conclusion of the annual general meeting held in the fifth year after the year in which the resolution is passed.

(b) The basis of the allotment shall be determined by the Directors so that, as nearly as may be considered convenient in the Directors' absolute discretion but subject to section 27 of the 1983 Act, the value (calculated by reference to the Average Quotation) of the additional ordinary shares (in this Article "**New Ordinary Shares**") (excluding any fractional entitlement) to be allotted instead of any cash amount (disregarding any tax credit) of dividend shall equal such amount. For such purpose the "**Average Quotation**" of a New Ordinary Share shall be the average of the five amounts resulting from determining whichever of the following ((i), (ii), (iii) or (iv) specified below) in respect of ordinary shares shall be appropriate for each of the first five business days ("**business day**" in this Article meaning a day on which dealings can be effected on the London Stock Exchange) on which ordinary shares are quoted "ex" the relevant dividend and as determined from the information published in Daily Official List of the London Stock Exchange reporting the business done on each of those five business days:

(i) if there shall be more than one dealing reported for the day, the average of the prices at which such dealings took place; or

(ii) if there shall be only one dealing reported for the day, the price at which such dealing took place; or

(iii) if there shall not be any dealing reported for the day, the mid-point between the high and low market guide prices published for the day; or

(iv) if there shall not be any dealing reported for the day and only one market guide price shall be published for the day, the market guide price so published;

and if for any reason it shall be impossible or impracticable to determine an appropriate amount for any of those five days on the above basis, the Directors may, if they think fit and having taken into account the prices at which recent dealings in the ordinary shares have taken place, determine an amount for such day and the amount so determined shall be deemed to be appropriate for that day for the purpose of calculating the Average Quotation. If the means of providing the foregoing information as to dealings and prices by reference to which the Average Quotation is to be determined is altered or is replaced by some other means, then the Average

Quotation shall be determined on the basis of the equivalent information published by the relevant authority in relation to dealings on the London Stock Exchange.

122.2 The Directors shall after determining the basis of allotment give notice in writing to Shareholders of the right of election offered to them and shall send with or following such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective.

122.3 The dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable on ordinary shares in respect of which the said right of election has been duly exercised under this Article (in this Article the "**Elected Ordinary Shares**") and instead thereof New Ordinary Shares shall be allotted to the Holders of the Elected Ordinary Shares on the basis of allotment determined under this Article. For such purpose the Directors shall capitalise, out of such of the sums standing to the credit of any of the reserves of the Company (including any share premium account and capital redemption reserve) or profit and loss account as the Directors may determine, a sum equal to the aggregate nominal amount of the New Ordinary Shares to be allotted on such basis and apply the same in paying up in full the appropriate number of unissued ordinary shares for allotment and distribution to and amongst the Holders of the Elected Ordinary Shares on such basis.

122.4 The Directors may do all acts and things which they consider necessary or expedient to give effect to any such capitalisation, and they shall have power to make such provisions as they think fit where New Ordinary Shares would otherwise have been distributable in fractions, including provisions whereby such fractional entitlements, in whole or in part, are disregarded and the benefit thereof accrues to the Company rather than to the Shareholders concerned. The Directors may authorise any person on behalf of the Shareholders concerned to enter into an agreement with the Company relating to such capitalisation and matters incidental thereto and an agreement made under such authority shall be effective and binding on all persons concerned.

122.5 The Directors may also from time to time establish or vary a procedure for election mandates under which a Shareholder may elect to receive New Ordinary Shares credited as fully paid instead of cash in respect of all future rights that may be offered to that Shareholder under this Article until the election mandate is revoked or deemed to be revoked in accordance with the procedure.

122.6 The Directors may undertake and do such acts and things as they may consider necessary or expedient for the purpose of giving effect to the provisions of this Article.

122.7 The New Ordinary Shares allotted pursuant to the provisions of this Article shall rank pari passu in all respects with the fully paid ordinary shares then in issue save only as regards participation in the relevant dividend (or share election in lieu).

122.8 The Directors shall not proceed with any offer of a right of election unless the Company has sufficient unissued ordinary shares authorised for issue and sufficient reserves or funds that may be capitalised to give effect to it.

122.9 Notwithstanding anything to the contrary in this Article, the Directors may at any time prior to issue of the New Ordinary Shares, if it appears to them desirable to do so because of a change in circumstances, determine that the relevant dividend shall be payable wholly in cash and if they so determine then all elections made in respect of that dividend shall be disregarded. The relevant dividend shall also be payable wholly in cash if the ordinary shares cease to be listed on the Official List of the London Stock Exchange at any time prior to the due date of issue of the New Ordinary Shares or if such listing is suspended at any time prior to that due date and is not reinstated by the date immediately preceding that due date.

122.10 Notwithstanding anything to the contrary in this Article, the Directors may exclude such Shareholders from any offer of a right of election as they may think fit in the light of any legal

or practical problems or considerations arising under the laws of, or the requirements of any regulatory or stock exchange authority in, any territory or jurisdiction.

122.11 Where a resolution sanctioning the offer to Shareholders of the right to receive an allotment of additional ordinary shares instead of a cash dividend is passed at a general meeting and that resolution relates in whole or in part to a dividend declared at that meeting, then the resolution declaring that dividend shall be deemed to take effect at the end of the meeting.

123. UNCLAIMED DIVIDENDS

All dividends, interest or other sums payable which remains unclaimed for one year after having been declared may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed. If the Directors so resolve, all dividends or interest which have remained unclaimed for 12 years after having been declared shall be forfeited and cease to remain owing by the Company. The retention by the Company, or payment into a separate account, of any unclaimed dividend, interest or other moneys payable by the Company in respect of a share in lieu shall not constitute the Company a trustee in respect thereof.

124. RESERVES

Subject to the Acts, before recommending any dividend, whether preferential or otherwise, the Directors may carry to reserve out of the profits of the Company such sums as they think proper. All sums standing to reserve may be applied from time to time in the discretion of the Directors for any purpose to which the profits of the Company may be properly applied and at the like discretion may be either employed in the business of the Company or invested in such investments as the Directors may lawfully determine. The Directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided as they may lawfully determine. Any sum which the Directors may carry to reserve out of the unrealised profits of the Company shall not be mixed with any reserve to which profits available for distribution have been carried. The Directors may also carry forward, without placing the same to reserve, any profits which they may think it prudent not to divide.

125. RECORD DATES

Notwithstanding any other provision of these Articles but without prejudice to the rights attached to any shares and subject always to the Acts, the Company or the Directors may by resolution specify any date (the "record date") as the date at the close of business (or such other time as the Directors may determine) on which persons registered as the holders of shares or other securities shall be entitled to receipt of any dividend, distribution, interest, allotment, issue, notice, information, document or circular and such record date may be on or at any time before the date on which the same is paid, made, given or served or (in the case of any dividend, distribution, interest, allotment or issue) at any time after the same is recommended, resolved, declared or announced but without prejudice to the rights inter se in respect of the same of transferors and transferees of any such shares or other securities. No change in the register of such holders after the record date shall invalidate the same.

126. RETENTION OF DIVIDENDS

The Directors may retain the dividends payable upon shares in respect of which any person is under the provisions as to the transmission of shares hereinbefore contained entitled to become a member, or which any person is under those provisions entitled to transfer, until such person shall become a member in respect of such shares or shall transfer the same.

127. WAIVER OF DIVIDEND

The waiver in whole or in part of any dividend on any share shall be effective only if such waiver is in writing (whether or not executed as a deed) signed by the member (or the person entitled to the share in consequence of the death or bankruptcy of the holder or otherwise by

operation of law) and delivered to the Company and if or to the extent that the same is accepted as such or acted upon by the Company.

PART XXIII - ACCOUNTS

128. ACCOUNTS

128.1 The Directors shall cause accounting records to be kept in accordance with the Acts.

128.2 The accounting records shall be kept at the Office or, subject to the provisions of the Acts, at such other place as the Directors think fit and shall be open at all reasonable times to the inspection of the Directors.

128.3 The Directors shall determine from time to time whether and to what extent and at what times and places and under what conditions or regulations the accounting records of the Company or any of them shall be open to the inspection of members, not being Directors. No member (not being a Director) shall have any right of inspecting any accounting record or other book or document of the Company except as conferred by the Acts or authorised by the Directors or by the Company in general meeting.

128.4 In accordance with the provisions of the Acts, the Directors shall cause to be prepared and to be laid before the annual general meeting of the Company from time to time such profit and loss accounts, balance sheets, group accounts and reports as are required by the Acts to be prepared and laid before such meeting.

128.5 A copy of every balance sheet (including every document required by law to be annexed thereto) which is to be laid before the annual general meeting of the Company together with a copy of the Directors' report and Auditors' report shall be sent, not less than 21 Clear Days before the date of the annual general meeting, to every member, and every holder of debentures, of the Company and to every other person who is entitled to receive notices of general meetings from the Company under the provisions of the Acts or these Articles; provided that this Article shall not require a copy of such documents to be sent to more than one of joint Holders or to any person who under the provisions of the Acts or these Articles is not entitled to receive notices of general meetings from the Company or of whose address the Company is not aware, but any member or holder of debentures to whom a copy of such documents has not been sent shall be entitled to receive a copy free of charge on application at the Office. The Secretary shall at the same time forward the requisite number of copies of the documents referred to above to the appropriate section of the London Stock Exchange. No accidental non-compliance with the provisions of this Article shall invalidate the proceedings at the meeting.

129. AUDITORS

129.1 Auditors shall be appointed and their duties regulated in accordance with the Acts.

129.2 The Auditors shall be entitled to attend any general meeting and to receive all notices of and other communications relating to any general meeting which any member is entitled to receive and shall be entitled to be heard at any general meeting on any part of the business of the meeting which concerns them as auditors.

129.3 Subject to the provisions of the Acts, all acts done by any persons acting as the Auditors shall, as regards all persons dealing in good faith with the Company, be valid, notwithstanding that there was some defect in their appointment or that they were at the time of their appointment not qualified for appointment or subsequently became disqualified.

PART XXIV - CAPITALISATION OF PROFITS OR RESERVES

130. CAPITALISATION OF PROFITS AND RESERVES

The Directors may with the authority of an ordinary resolution of the Company passed upon the recommendation of the Directors:

(a) subject as hereinafter provided, resolve to capitalise any undivided profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or fund of the Company which is available for distribution or standing to the credit of share premium account, capital redemption reserve or capital conversion reserve fund, or any other undistributable reserve of the Company;

(b) appropriate the sum resolved to be capitalised to the Holders of ordinary shares in proportion to the nominal amounts of the shares (whether or not fully paid) held by them respectively which would entitle them to participate in a distribution of that sum if the shares were fully paid and the sum were then distributable and were distributed by way of dividend and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those Holders of ordinary shares or as they may direct, in those proportions, or partly in one way and partly in the other, provided that:

   (i) the share premium account, the capital redemption reserve, the capital conversion reserve fund and any profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares (excluding, in the case of the share premium account, the capital redemption reserve and the capital conversion reserve fund, redeemable shares) to be issued to Holders of ordinary shares credited as fully paid; and

   (ii) in a case where any sum is applied in paying amounts for the time being unpaid on any shares of the Company or in paying up in full debentures of the Company, the amount of the net assets of the Company at that time is not less than the aggregate of the called up share capital of the Company and its undistributable reserves as shown in the latest audited accounts of the Company or such other accounts as may be relevant and would not be reduced below that aggregate by the payment thereof;

(c) resolve that any shares so allotted to any Holder in respect of a holding by him of any partly paid shares shall, so long as such shares remain partly paid, rank for dividend only to the extent that the latter shares rank for dividend;

(d) make such provision by the issue of fractional certificates (or by ignoring fractions or by accruing the benefit thereof to the Company rather than to the Holders of ordinary shares concerned) or by payment in cash or otherwise as they may determine in the case of shares or debentures becoming distributable in fractions;

(e) authorise any person to enter on behalf of all the Holders of ordinary shares concerned into an agreement with the Company providing for either:

   (i) the allotment to them respectively, credited as fully paid, of any further shares to which they are entitled upon such capitalisation; or

   (ii) the payment up by the Company on behalf of such Holders, by the application thereto of their respective proportions of the reserves or profits resolved to be capitalised, of the amounts or any part of the amounts remaining unpaid on their existing shares;

(any agreement made under such authority being binding on all such Holders); and

(f) generally do all acts and things required to give effect to such resolution.

PART XXV - NOTICES

131. NOTICES IN WRITING

Any notice to be given, served or delivered to or by any person pursuant to these Articles shall be in writing, except that a notice convening a meeting of the Directors or of a committee of the Directors need not be in writing.

132. SERVICE OF NOTICES

132.1 A notice or document (including a share certificate) to be given, served or delivered in pursuance of these Articles may be given to, served on or delivered to any member by the Company:

(a) by handing same to him or his authorised agent;

(b) by leaving the same at his registered address; or

(c) by sending the same by the post or other delivery service in a pre-paid cover addressed to him at his registered address.

132.2 Where a notice or document is given, served or delivered pursuant to Article 132.1(a) or 132.1(b), the giving, service or delivery thereof shall be deemed to have been effected at the time the same was handed to the member or his authorised agent, or left at his registered address (as the case may be).

132.3 Where a notice or document is given, served or delivered pursuant to Article 132.1(c), the giving, service or delivery thereof shall be deemed to have been effected at the expiration of 24 hours after the cover containing it was posted or given to delivery agents (as the case may be). In proving such service or delivery, it shall be sufficient to prove that such cover was properly addressed, pre-paid and posted or given to delivery agents.

132.4 Every legal personal representative, committee, receiver, curator bonis or other legal curator, assignee in bankruptcy or liquidator of a member shall be bound by a notice given as aforesaid if sent to the last registered address of such member, notwithstanding that the Company may have notice of the death, lunacy, bankruptcy, liquidation or disability of such member.

132.5 Without prejudice to the provisions of Articles 132.1(a) and 132.1(b), if at any time by reason of the suspension or curtailment of postal services within the State, the Company is unable effectively to convene a general meeting by notices sent through the post, a general meeting may be convened by a notice advertised on the same day in at least two leading national daily newspapers published in the State and such notice shall be deemed to have been duly served on all members entitled thereto at noon on the day on which the last of such advertisements shall appear. In any such case, the Company shall send confirmatory copies of the notice through the post to those members whose registered addresses are outside the State (if or to the extent that in the opinion of the Directors it is practicable so to do) or are in areas of the State unaffected by such suspension or curtailment of postal services, and if at least 120 hours prior to the time appointed for the holding of the meeting the posting of notices to members in the State, or any part thereof which was previously affected, has become practicable in the opinion of the Directors, the Directors shall send forthwith confirmatory copies of the notice by post to such members. The accidental omission to give any such confirmatory copy of a notice of a meeting to, or the non-receipt of any such confirmatory copy by, any person entitled to receive the same shall not invalidate the proceedings at the meeting.

132.6 Notwithstanding anything contained in this Article, the Company shall not be obliged to take account of or make any investigation as to the existence of any suspension or curtailment of postal services within or in relation to all or any part of any jurisdiction or other area other than the State.

133. SERVICE ON JOINT HOLDERS

A notice may be given by the Company to the joint Holders of a share by giving the notice to the joint Holder whose name stands first in the Register in respect of the share and notice so given shall be sufficient notice to all the joint Holders.

134. SERVICE ON TRANSFER OR TRANSMISSION OF SHARES

134.1 Every person who, by operation of law, transfer or otherwise, becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the Register in respect of the share, has been duly given to a person from whom he derives his title.

134.2 Without prejudice to the provisions of these Articles allowing a meeting to be convened by newspaper advertisement, a notice may be given by the Company to the persons entitled to a share in consequence of the death or bankruptcy of a member by sending or delivering it, in any manner authorised by these Articles for the giving of notice to a member, addressed to such persons at the address, if any, supplied by them for that purpose. Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

135. SIGNATURE TO NOTICES AND DOCUMENTS

135.1 The signature to any notice to be given by the Company may be written or printed.

135.2 Where under these Articles a document requires to be signed by a member or other person then, if in the form of an electronic communication, it must to be valid incorporate the electronic signature or personal identification details (which may be details previously allocated by the Company) of that member or other person, in such form as the Directors may approve, or be accompanied by such other evidence as the Directors may require to satisfy themselves that the document is genuine. The Company may designate mechanisms for validating any such document, and any such document not so validated by use of such mechanisms shall be deemed not to have been received by the Company.

136. DEEMED RECEIPT OF NOTICES

A member present, either in person or by proxy, at any meeting of the Company or of the Holders of any class of shares in the Company shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

PART XXVI - WINDING UP

137. DISTRIBUTION ON WINDING UP

If the Company shall be wound up and the assets available for distribution among the members as such shall be insufficient to repay the whole of the paid up share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively; and if in a winding up the assets available for distribution among the members shall be more than sufficient to repay the whole of the share capital paid up at the commencement of the winding up, the excess shall be distributed among the members in proportion to the capital at the commencement of the winding up paid up on the shares held by them respectively; provided, however, that this Article shall not affect the rights of the Holders of shares issued upon special terms and conditions.

138. **DISTRIBUTION IN SPECIE**

If the Company shall be wound up, the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by the Acts, divide among the members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and, for such purpose, may value any assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator, with the like sanction, may vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as, with the like sanction, he determines, but so that no member shall be compelled to accept any assets upon which there is a liability.

PART XXVII - MISCELLANEOUS

139. **MINUTES OF MEETINGS**

The Directors shall cause minutes to be made of the following matters, namely:

(a) of all appointments of officers and committees made by the Directors and of their salary or remuneration;

(b) of the names of all Directors present at each meeting of the Directors and of the names of all members thereof present at each meeting of every committee appointed by the Directors; and

(c) of all resolutions and proceedings of all meetings of the Company, of the Holders of any class of shares in the Company, of the Directors and of committees appointed by the Directors.

Any such minute as aforesaid, if purporting to be signed by the chairman of the meeting at which the proceedings were had, or by the chairman of the next succeeding meeting, shall be receivable as prima facie evidence of the matters stated in such minute without any further proof.

140. **AUTHENTICATION OF DOCUMENTS**

Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company (including the memorandum and articles of association) and any resolutions passed by the Company or the Directors or any committee, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company, the Directors, or any committee, or any local or divisional board which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such extract is a true and accurate record of proceedings at a duly constituted meeting.

141. **SECRECY**

Without prejudice to the provisions of Article 132 (c), no member shall be entitled to require discovery of or any information respecting any detail of the Company's trading, or any matter which is or may be in the nature of a trade secret, mystery of trade, or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors it would be inexpedient in the interests of the members of the Company to communicate to the public.

142. DESTRUCTION OF RECORDS

142.1 The Company shall be entitled to destroy:

(a) all instruments of transfer which have been registered, at any time after the expiration of six years from the date of registration thereof;

(b) all dividend mandates and all variations or cancellations thereof and all notifications of change of name or address, at any time after the expiration of two years from the date of recording thereof;

(c) all share certificates which have been cancelled, at any time after the expiration of one year from the date of such cancellation; and

(d) all other documents on the basis of which any entry in the Register is made, at any time after the expiry of six years from the date on which an entry in the Register was first made in respect of it.

Provided that the Company may destroy any such type of document at a date earlier than that authorised by this Article if a copy of such document is retained on microfilm or by other similar means and such copy is retained until the expiration of the period applicable to the destruction of the original of such document.

142.2 It shall be presumed conclusively in favour of the Company that every entry in the Register purporting to have been made on the basis of a document so destroyed was duly and properly made, that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered, that every share certificate so destroyed was a valid and effective document and was duly and properly cancelled and that every other document so destroyed had been properly dealt with in accordance with its terms and was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company; provided always that:

(a) this Article shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant;

(b) nothing in this Article shall be construed as imposing upon the Company any liability in respect of the destruction of any document otherwise than as provided for in this Article which would not attach to the Company in the absence of this Article; and

(c) references in this Article to the destruction of any document include references to the disposal thereof in any manner.

143. UNTRACED SHAREHOLDERS

143.1 The Company shall be entitled to sell to any person whosoever (including, without limitation, the Company acting in accordance with the provisions of the 1990 Act and these Articles) at the best price reasonably obtainable any share of a Holder or any share to which a person is entitled by transmission if and provided that:

(a) during the period of 12 years prior to the date of the publication of the advertisements referred to in Article 143.1(b) (or, if published on different dates, the later one) no cheque or warrant sent by the Company through the post in a pre-paid letter addressed to the Holder or to the person entitled by transmission to the share at his address on the Register or at the last known address given by the Holder or the person entitled by transmission as that to which cheques and warrants are to be sent shall have been cashed and no communication in respect of such share shall have been received by the Company from the Holder or the person entitled by transmission (provided that during such 12 year period at least three dividends shall have become payable in respect of such share);

(b) the Company shall have given notice of its intention to sell such share by advertisement in a leading daily newspaper with a national circulation in the State and in a newspaper circulating in the area in which the address referred to in Article 143.1(a) is located (which advertisements, if not published on the same day, shall have been published within 30 days of each other);

(c) during the further period of three months after the date of the advertisements (or, if published on different dates, the later one) and prior to the exercise of the power of sale, the Company shall not have received any communication in respect of such share from the Holder or person entitled by transmission; and

(d) the Company shall have given notice in writing to the appropriate section of the London Stock Exchange of its intention to sell such share, if shares of the class concerned are listed or dealt in on any regulated market of that Exchange.

143.2 To give effect to any such sale the Company may appoint any person to execute as transferor an instrument of transfer of such share and such instrument of transfer shall be as effective as if it had been executed by the Holder or the person entitled by the transmission to such share. The transferee shall be entered in the Register as the Holder of the shares comprised in any such transfer and he shall not be bound to see to the application of the purchase moneys nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

143.3 If during the period of 12 years referred to in Article 143.1(a), or during any period ending on the date when all the requirements of Article 143.1(a) to 143.1(d) have been satisfied, any additional shares have been issued in respect of those held by the Holder or person entitled by transmission at the beginning of, or previously so issued during, any such period and all the requirements of Article 143.1 and 143.2 have been satisfied in regard to such additional shares, the Company shall also be entitled to sell the additional shares.

143.4 The Company shall account to the Holder or other person entitled to such share for the net proceeds of such sale by carrying all moneys in respect thereof to a separate account which shall be a permanent debt of the Company and the Company shall be deemed to be a debtor and not a trustee in respect thereof for such Holder or other person. Moneys carried to such separate account may be either employed in the business of the Company or invested in such investments as the Directors may from time to time think fit. No interest shall be payable to such Holder or other person in respect of such moneys and the Company shall not be required to account for any money earned on them.

144. INDEMNITY

Subject to the provisions of and so far as may be admitted by the Acts but without prejudice to any indemnity to which the person concerned may otherwise be entitled, every Director, Managing Director, Secretary and other officer of the Company and its subsidiary undertakings shall be entitled to be indemnified by the Company against all costs, charges, losses, expenses and liabilities incurred by him in the execution or discharge of his duties or in relation thereto including (without prejudice to the generality of the foregoing) any liability incurred by him in defending any proceedings, civil or criminal, which relate to anything done or omitted to be done or alleged to have been done or omitted by him as an officer or employee of the Company and in which judgment is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to him by the Court.

145. INSURANCE

To the extent permitted by law, the Directors shall have the power to purchase and maintain insurance for the benefit of any person who is or was at any time a Director, Secretary or other officer or employee or auditor of the Company or of any holding company of the Company or

of any subsidiary or subsidiary undertaking of the Company or of such holding company, or who is or was at any time a trustee of any pension or retirement benefit scheme for the benefit of any employees or ex-employees of the Company or of any such other company or undertaking as aforesaid, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by any such person in respect of any act or omission in the actual or purported execution or discharge of his duties or in the exercise or purported exercise of his powers or otherwise in connection with his duties, powers or offices in relation to the Company or any such other company or undertaking as aforesaid or any such pension or retirement benefit scheme.

UK REGULATORY ANNOUNCEMENTS
INDEX OF DOCUMENTS
As of September 27, 2006

1	Intention to float announcement	03/05/2005
2	Announcement of placing	03/06/2005
3	Listing Particulars	03/06/2005
4	Announcement of admission	08/06/2005
5	Announcement of ESB purchase of CERs	16/06/2005
6	Notification of shares	17/06/2005
7	Announcement re movement of share price	04/07/2005
8	Notification of shares	06/07/2005
9	Announcement including trading update and half year results	13/09/2005
10	Announcement of letter of approval	19/09/2005
11	Announcement of operational progress	03/11/2005
12	Announcement of 8 conditional LoAs	23/11/2005
13	Announcement of agreement with EPCOR	05/12/2005
14	Director/PDMR Shareholding	05/12/2005
15	Director/PDMR Shareholding	05/12/2005
16	Director/PDMR Shareholding	05/12/2005
17	Announcement of project registration in Mexico	06/12/2005
18	Trading update	12/12/2005
19	Regarding XL TechGroup Inc.	03/01/2006
20	Notice of Results	30/03/2006
21	Announcement of CER issue	03/04/2006
22	Preliminary results	05/04/2006
23	Annual Report and Financial Statements (for year ended 31/12/2005)	05/04/2006
24	Holdings (s) in company	21/04/2006
25	Circular to shareholders and notice of EGM	26/04/2006
26	AES subscription and EGM	27/04/2006
27	Annual information update	03/05/2006
28	AGM statement	04/05/2006
29	Result of AGM	04/05/2006
30	Methodology Update	15/05/2006
31	Update re proposed issue of shares	18/05/2006
32	Result of EGM	18/05/2006

33	Holdings (s) in company	18/05/2006
34	Update re proposed issue of shares	23/05/2006
35	Update re AES subscription	30/05/2006
36	Announcement (joint with AES) re joint venture	31/05/2006
37	Holdings (s) in company	19/06/2006
38	Pre-close trading update	26/06/2006
39	Holdings (s) in company	25/07/2006
40	Director/PDMR shareholding	09/08/2006
41	Notice of results	24/08/2006
42	Notice of interim results	09/09/2006
43	Holdings (s) in company	13/09/2006

Regulatory Announcement

Go to market news section

Company	AgCert
TIDM	
Headline	Intention to float
Released	07:00 03-May-05
Number	7711L

RNS Number : 7711L
AgCert
03 May 2005

AgCert International ("AgCert") announces its intention to proceed with a flotation in the UK

This announcement and the information contained herein is restricted and is not for publication, release or distribution in whole or in part in the United States of America, Australia, Canada, Japan or South Africa

AgCert, a leader in the production and sale of agriculturally derived greenhouse gas ("GHG") emission reductions ("Offsets"), today announces its intention to proceed with a placing of its ordinary shares and to seek admission to listing on the Official List of the UK Listing Authority and to trading on the London Stock Exchange plc. It is intended that the flotation will be completed in June 2005 and that the ordinary shares will be placed with institutional investors in the United Kingdom and continental Europe.

AgCert, an Irish company, was founded to generate Offsets from livestock farms for pooling and sale to industrial emitters, governments, funds and energy traders.

Key Strengths

- Founded in response to an identified market need;
- the first business with a scaleable, turn-key mechanism for Offset generation; UN approved methodology for Offset generation;
- agreements with over 500 farms for production of Offsets;
- provision of financial and sustainable benefits to farmers through modification of their animal waste management systems;
- €69 million of forward sales established;
- significant opportunities for growth; and
- a highly experienced management team.

The start of the European Union Emissions Trading Scheme ("EU-ETS") on 1 January 2005 and entry into force of the Kyoto Protocol on 16 February 2005 has created significant demand for Offsets. Point Carbon, a leading global provider of independent analysis, market intelligence and forecasting for the emerging carbon emissions markets, forecasts that the global market for Offsets could potentially reach €34 billion by 2010. Through buying these Offsets, emitters may ensure that their net greenhouse gas emissions remain within specified limits and thereby avoid financial penalties. AgCert has entered into forward sales contracts, valued in aggregate at approximately €69 million, with customers including Nuon, EDF, and BHP Billiton.

AgCert has identified agriculture as one of the largest commercial opportunities for Offset generation and expects to be a leading supplier of Offsets from this sector. Agriculture is responsible for approximately 20 per cent of the world's annual greenhouse gas emissions. Under the Kyoto Protocol, reductions in greenhouse gas emissions derived from agriculture can qualify as Offsets provided they are properly validated, verified, registered and certified according to the stringent requirements laid down by the United Nations. AgCert intends principally to produce a type of Offset known as Certified Emission Reductions ("CERs"), which are compliant under the Kyoto Protocol and the EU-ETS. Currently AgCert's systems and processes include one of only two UN approved large scale methodologies for the production of Offsets in the agricultural sector. At present, the Group is waiting for various regulatory approvals before certification of its Offsets from the farms.

In order to generate Offsets, the Company installs, operates and maintains animal waste management systems ("Biodigesters") on livestock farms. These Biodigesters allow for the collection and combustion of Biogas. This converts the methane in the Biogas into carbon dioxide and water, which have a much lower global warming potential than methane, and it is this difference that allows Offsets to be generated. Methane is 21 times more potent than carbon dioxide as a greenhouse gas, therefore burning it to produce carbon dioxide and water results in a 95% reduction in global warming potential, hence producing a greenhouse gas emission reduction.

To date, AgCert has initiated the modifications of animal waste management systems on approximately 200, principally swine farms in Latin America, which should create a reserve of approximately 15 million Offsets throughout the life of the contracts to which these farms relate.

The farms benefit substantially from these sustainable projects. These benefits include renewable energy, fertilizer and localised environmental benefits.

Board of Directors

AgCert has a strong management team led by its co-founder, Al Tank (Managing Director and CEO), Paul D'Alton (CFO) previously CFO at Waterford Wedgewood, Bank of Ireland and Aer Lingus, and Rick Andlinger (Non-executive Chairman) President of Andlinger & Co., Inc., affiliated with Andlinger Capital III LLC, a major shareholder in AgCert, who has more than 20 years of experience in finance and management. The Non-Executive Directors are Dr. Franz Fischler who was the European Commissioner responsible for agriculture and rural development between 1995 and 2001; Bill Haskell representing XL TechGroup, Inc., a major shareholder in AgCert, Peter Murray, formerly Chairman of Anglo Irish Bank Corporation and Sir Robert Malpas CBE, formerly Chairman of Cookson Group Plc.

Reasons for the listing and details of the placing

The listing will enable the Company to raise new capital and continue its strategy of organic growth, increase the profile of the Group and enhance its reputation with its customers and suppliers. The placing will also expand the Company's shareholder base and the creation of a market for its ordinary shares will give its employees greater opportunity to participate directly in the future of the Group and will also give the Company the ability to attract and retain new staff.

Code Securities Limited and Hoare Govett Limited are acting as joint sponsors, financial advisers and brokers and Code Securities Limited and ABN AMRO Rothschild are acting as joint bookrunners, lead managers and underwriters. Both the major shareholders, Andlinger Capital III LLC and XL TechGroup, Inc., will be retaining their shares in the Company. International Finance Corporation, a member of The World Bank Group, has signed definitive documentation for an equity-linked investment in the Company.

Commenting on the Company's proposed flotation on the London Stock Exchange, Rick Andlinger, Chairman of AgCert, said:

"Our business brings a wide range of benefits in the area of greenhouse gas emission reductions, one of the key issues facing the world today. AgCert is a dedicated supplier of Offsets in the emerging carbon market. We have initiated construction on 200 farms in Brazil and Mexico, with 18 currently completed. We have a business model that is scaleable and the agreements, expertise and systems in place to produce carbon emissions Offsets that can be used in this fast growing market.

The flotation will provide us with additional capital to continue the expansion of our Offset production and sales capacity through the development of our existing contracted sites and deployment of our systems both geographically and across other livestock sectors, such as dairy."

Contacts:

Maitland Liz Morley/Brian Hudspith	0207 379 5151
Code Securities Chris Collins/Charles Walker	0207 024 2000
Hoare Govett Bob Pringle/Justin Jones/Hugo Fisher	0207 678 8000

The contents of this announcement, are the sole responsibility of the Company and have been approved by Code Securities Limited of 30 St James's Square London SW1Y 4AL and Hoare Govett Limited of 250 Bishopsgate London EC2M 4AA solely for the purposes of section 21 of the Financial Services and Markets Act 2000. Code Securities Limited and Hoare Govett Limited, who are authorised and regulated in the United Kingdom by the Financial Services Authority, are advising the Company and no one else in relation to the placing and will not regard any other person as their client in relation to the placing and will not be responsible to any person other than the Company for providing the protections afforded to their clients or for advising any other person in relation to the placing or any transaction or arrangement referred to or information contained in this announcement.

This announcement does not constitute, or form part of, an offer or invitation to sell or issue, or any solicitation of an offer to purchase or subscribe for securities and any subscription for or purchase of, or application for, shares in the Company to be issued or sold in connection with the placing should only be made on the basis of information contained in the listing particulars to be issued in due course in connection with the placing and any supplements thereto. The listing particulars will contain certain detailed information about the Company and its management, as well as financial statements and other financial data. This announcement does not contain or constitute an offer of securities for sale in the United States. The securities referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended (the "Act") and may not be offered or sold in the United States or to a US Person, as defined in Regulation S under the Act, absent registration under that Act or an available exemption from such registration requirements.

This announcement and the information contained herein is restricted and is not for publication, distribution or release in whole or in part in the United States, Canada, Australia, Japan or South Africa.

DEFINITIONS AND GLOSSARY

"BHP Billiton" the world's largest diversified natural resources company.

"Biodigester" a sealed container which can be filled with animal waste which is then digested by anaerobic bacteria to form Biogas.

"Biogas" a mixture of CH_4, CO_2 and trace gases (depending on the livestock used) produced by the anaerobic digestion of manure by bacteria.

"CER" a type of Offset, known as a certified emission reduction, issued pursuant to Article 12 of the Kyoto Protocol as well as other relevant International UNFCCC/Kyoto Protocol Rules and which represents a GHG Reduction of one metric tonne of CO_2 equivalent, calculated in accordance with the International UNFCCC/ Kyoto Protocol Rules.

"CO2e" carbon dioxide equivalent, the base reference for the determination of GWP of Greenhouse Gases in units of CO_2.

"EDF" EDF-T is a leading energy market participant with a turnover in excess of €15 billion.

"EU-ETS" European Union Emissions Trading Scheme.

"Greenhouse Gases" or "GHGs" the six gases listed in Annex A to the Kyoto Protocol, namely carbon dioxide, methane, nitrous oxide, hydrofluorocarbons, perfluorocarbons, and sulphur hexafluoride.

"GWP" global warming potential which describes potency as a GHG.

"IFC" International Finance Corporation, a unit of the World Bank Group.

"Kyoto Protocol" the protocol to the UNFCCC adopted at the Third Conference of the Parties to the UNFCCC in Kyoto, Japan on December 11 1997, as may be amended.

"Nuon" a leading Dutch energy company.

"Offset" one of the various units used to offset one tCO2e, which includes CERs.
"tCO2e" tonnes of carbon dioxide equivalent (CO2e), the base reference for the determination of global warming potential GWP of Greenhouse Gases in units of carbon dioxide CO_2.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	AgCert International PLC
TIDM	AGC
Headline	Announcement of placing
Released	07:07 03-Jun-05
Number	1111N

RNS Number:1111N
AgCert International PLC
03 June 2005

This announcement and the information contained herein is restricted and is not for publication, release or distribution in whole or in part in the United States of America, Australia, Canada, Japan or South Africa

AgCert International plc
(the "Company") (LSE: AGC)

Announcement of £60.8 million (€90.0 million) institutional placing

AgCert, a leader in the production and sale of agriculturally derived greenhouse gas emission reductions ("Offsets"), today announces the completion of its placing of ordinary shares with institutional investors (the "Placing").

- Net proceeds of the Placing will be £54.1 million (€80.1 million) for the Company;
- Placing price of 140p per ordinary share;
- Based on the above placing price per share, the market capitalisation of the Company at the commencement of dealings will be approximately £215 million (€318 million);
- Proceeds will be used primarily to continue AgCert's strategy of organic growth and the roll out of its production operations, initially in Brazil and Mexico;
- Conditional dealings are expected to commence on the London Stock Exchange at 8.00 am today;
- Admission to the Official List of the UK Listing Authority and commencement of unconditional dealings on the London Stock Exchange are expected at 8.00 am on 8 June 2005; and
- Code Securities Limited and Hoare Govett Limited are acting as joint sponsors, financial advisers and brokers to the Company. Code Securities Limited and ABN AMRO Rothschild are acting as joint bookrunners, lead managers and underwriters to the Company.

Alan Tank, CEO and MD of AgCert, said:

"We are delighted that the Company has received such a positive reception from institutional investors. Admission to the London Stock Exchange is, we believe, the next natural step in our strategy to develop the business. The listing will help raise the profile of AgCert and enhance its reputation with its customers and suppliers worldwide."

Contacts:

Maitland 0207 379 5151
Brian Hudspith/Colin Browne

Code Securities 0207 024 2000
Chris Collins/Charles Walker

Hoare Govett 0207 678 8000
Bob Pringle/Justin Jones/Hugo Fisher

The contents of this announcement, are the sole responsibility of the Company and have been approved by Code Securities Limited of 30 St James's Square London SW1Y 4AL and Hoare Govett Limited of 250 Bishopsgate London EC2M 4AA solely for the purposes of section 21 of the Financial Services and Markets Act 2000. Code Securities Limited and Hoare Govett Limited, who are authorised and regulated in the United Kingdom by the Financial Services Authority, are advising the Company and no one else in relation to the Placing and will not regard any other person as their client in relation to the Placing and will not be responsible to any person other than the Company for providing the protections afforded to their clients or for advising any other person in relation to the Placing or any transaction or arrangement referred to or information contained in this announcement.

This announcement does not constitute, or form part of, an offer or invitation to sell or issue, or any solicitation of an offer to purchase or subscribe for securities and any subscription for or purchase of, or application for, shares in the Company to be issued or sold in connection with the Placing should only be made on the basis of information contained in the listing particulars to be issued in due course in connection with the Placing and any supplements thereto. The listing particulars will contain certain detailed information about the Company and its management, as well as financial statements and other financial data. This announcement does not contain or constitute an offer of securities for sale in the United States. The securities referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended (the "Act") and may not be offered or sold in the United States or to a US Person, as defined in Regulation S under the Act, absent registration under that Act or an available exemption from such registration requirements.

This announcement and the information contained herein is restricted and is not for publication, distribution or release in whole or in part in the United States, Canada, Australia, Japan or South Africa.

Notes to Editors

About AgCert

Summary

AgCert was founded in 2002 to produce and sell reductions in greenhouse gas emissions (referred to as "Offsets") from agricultural sources on an industrial scale. These Offsets are intended to satisfy the requirements of the Kyoto Protocol and as such will be capable of being traded on the newly established European cap and trade system, the European Union Emissions Trading Scheme ("EU-ETS").

The Group's methods enable it to produce Offsets through the capture and combustion of Biogas containing greenhouse gases, primarily methane, emitted from animal waste management systems ("AWMSs"). To achieve this, AgCert has developed proprietary systems and processes which have been designed to be fully scalable and adaptable to the AWMSs of large confined animal feeding operations including those for swine, dairy and poultry. As at 27 May 2005, the AgCert Group has arrangements relating to over 500 farms in Brazil and Mexico (comprising 256 farms under contracts, 170 farms under letters of intent and the balance under Form As) under which it secures the exclusive rights to any

Offsets derived from the farmers' modified AWMSs for a ten year period from the date of the contract.

The Group has entered into one of the largest reported forward sales contracts relating to the supply of CERs, a form of Offset, and in total has contracted under forward sales contracts to deliver CERs to the value of approximately €74 million to customers including Nuon, BHP Billiton and EDF. More broadly, the Group intends to sell its Offsets to large industrial emitters, governments, funds and energy traders.

The entry into legal force of the Kyoto Protocol on 16 February 2005, along with the EU's voluntary early adoption of emissions reduction targets under the EU-ETS, has created a significant demand for Offsets. The purchase of Offsets enables greenhouse gas emitters, including countries and commercial entities such as power generators, to ensure that their net greenhouse gas emissions remain within specified limits in order to avoid financial penalties. In addition, the Directors believe there will be significant speculation in Offsets. Point Carbon forecasts that the global market for Offsets is likely to reach €34 billion by 2010 including primary demand and secondary trading. Estimates of the primary demand in Europe for Offsets are 60 to 70 million Offsets per annum until 2008, rising to approximately one billion Offsets per annum from 2008 to 2012, when considered globally.

AgCert has identified agriculture as one of the largest commercial opportunities for Offset production and expects to be a leading supplier of Offsets from this sector. Agriculture is responsible for around 20 per cent of the world's annual greenhouse gas emissions. Under the Kyoto Protocol, any reductions in greenhouse gas emissions derived from this sector qualify as CERs provided they are derived from projects that have been validated by a DOE and Registered by the UN Executive Board and are properly verified and certified according to the stringent requirements laid down by the UN. AgCert's proprietary systems and processes include one of only two UN approved large scale methodologies for the production of Offsets in the agricultural sector. This has given the Group early strategic advantages in capitalising upon the rapidly evolving carbon based emission trading markets. As at 27 May 2005, the Group has initiated the modification of AWMSs on 294 farms in Brazil and Mexico which are expected to create Total Credit Reserves of approximately 20 million Offsets over the life of the agreements.

The Group is currently awaiting various regulatory approvals with regard to verification of the Offsets and their certification as CERs.

The Group's strategy is to expand rapidly its Offset production and resultant sales capacity by commencing the modification of AWMSs on farms where it has already entered into arrangements with farmers and by rolling out its turnkey AWMS modification methods both geographically and across additional livestock species beyond its current focus on swine through the entry into contracts with additional farms.

AgCert has been supported financially and operationally by Andlinger Capital III LLC and XL TechGroup, Inc., both of which will remain significant shareholders in AgCert following Admission.

Key strengths

- founded in response to an identified market need;
- the first business with a scalable, turnkey mechanism for Offset production;
- UN approved methodology for Offset production;
- arrangements with over 500 farms for production of Offsets;
- provision of financial and sustainable benefits to farmers through modification of their AWMSs;
- approximately €74 million of contracted forward sales;
- significant opportunities for growth; and

- a highly experienced management team.

Current trading and prospects for the Group

Since 31 December 2004, the AgCert Group's trading has been encouraging and in line with the Directors' expectations.

The EU-ETS and the Kyoto Protocol came into force on 1 January 2005 and 16 February 2005 respectively. Operationally AgCert continues to expand both in Mexico where it has submitted its first PDDs and has received two Letters of Approval from the Government of Mexico, and in Brazil where it has submitted its first PDD for approval. AgCert has also submitted its first PDD in the dairy sector to the Mexican DNA. AgCert has begun project activities, such as site assessment and design, at over 400 farms in Brazil and Mexico, making these farms eligible for early production of CERs under the Prompt Start mechanism provided AgCert is able to register the CDM Projects to which these farms relate with the UNEB by 31 December 2005. The Group has experienced increasing interest from potential buyers of CERs in 2005 and has entered into further forward sales contracts.

In April 2005, the Company entered into an agreement providing for a €7.8 million investment by IFC, a member of the World Bank Group. The Directors anticipate that IFC will play an important role in assisting the AgCert Group to expand into new markets in Asia.

Overall, the Directors are pleased with progress made during the current year and believe the Group's prospects are strong for at least the current financial year.

DEFINITIONS AND GLOSSARY

"Admission"	admission of the Company's ordinary shares to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange's market for listed securities
"AgCert"	the Company, or, where the context requires, AgCert International LLC or the relevant company within the AgCert Group
"AgCert Group" or the "Group"	the Company and any or all of its subsidiary undertakings
"AWMS"	animal waste management system
"BHP Billiton"	a subsidiary of BHP Billiton Marketing AG
"Biogas"	a mixture of methane, carbon dioxide and trace gases (depending on the livestock used) produced by the anaerobic digestion of manure by bacteria
"CDM Project"	a CDM project to produce Offsets in a developing country which can be funded by a foreign country to generate Offsets for use by a foreign country
"CER"	a type of Offset, known as a certified emission reduction, derived from CDM Projects in accordance with relevant international UNFCCC/Kyoto Protocol rules and which represents a greenhouse gas reduction of one tCO2e, calculated in accordance with the international UNFCCC/Kyoto Protocol rules
"COP" or "MOP"	the conference of parties and the meeting of parties to the UNFCCC serving as the meeting of parties to the Kyoto Protocol

"DNA"	a national authority designated by the UN Executive Board known as the designated national authority
"DOE" or "Designated Operational Entity"	an entity designated by the COP/MOP, based on a recommendation made by the UN Executive Board, as qualified to validate proposed CDM Project activities or to verify and certify GHG Reductions
"EDF"	EDF Trading Limited, a subsidiary of Electricite de France SA
"EU"	European Union
"EU-ETS"	European Union Emissions Trading Scheme
"Form A"	a form provided by AgCert to farmers to gather information in connection with a farm including information relating to (i) the legal identity of the farm owner (a corporation or sole proprietorship), (ii) animal information (species, animal type and total yearly headcount for all farms/sites), (iii) farm/siteinformation (farm name, type and address, location of lagoon) and (iv) other information required to satisfy AgCert's methodology as a pre-requisite to qualifying the farm to participate as an AgCert CDM Project, to initiate a site assessment and the generation of a formal contract
"IFC"	International Finance Corporation, a member of the World Bank Group
"Kyoto Protocol" or the "Protocol"	the protocol to the UNFCCC adopted at the Third Conference of the Parties to the UNFCCC in Kyoto, Japan on December 11 1997, as may be amended from time to time
"LOA" or "Letter of Approval"	the letter of approval through which each of the Host countries approves a CDM Project for the purposes of Article 12 of the Kyoto Protocol
"Nuon"	Nuon Energy Trading and Wholesale
"Offset"	one of the various units used to offset one tCO2e, including CERs
"PDD" or "Project Design Document"	a description of a specific project's activities submitted for validation in accordance with the International UNFCCC/Kyoto Protocol rules
"Point Carbon"	a leading global provider of independent analysis, news, narket intelligence and forecasting for the emerging carbon emissions markets
"Prompt Start"	a mechanism which permits a project activity that started after January 2000 but prior to 18 November 2004 to begin its crediting period prior to the actual date of project registration. This allows the accrual of Offsets where project activity has been completed prior to project validation and Registration (subject to validation and registration taking place by 31 December 2005)
"tCO2e"	tonnes of carbon dioxide equivalent, the universal base reference for the determination of global warming potential of greenhouse gases in units of carbon dioxide equivalent
"Total Credit Reserves"	the total number of Offsets or CERs estimated to be produced by the Group over the life of a farm agreement(s) on the

	basis of data collected and verified by the Company on initiation of the agreement(s)
"UNEB" or "UN Executive Board"	the executive board of the CDM that is established pursuant to the International UNFCCC/Kyoto Protocol Rules
"UNFCCC"	the United Nations Framework Convention on Climate Change, adopted in New York on 9 May 2002

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice from your stockbroker, solicitor, accountant, or other financial adviser who, if you are taking advice in the United Kingdom, is authorised under the Financial Services and Markets Act 2000. A copy of this document, which comprises Listing Particulars relating to AgCert International plc prepared in accordance with the Listing Rules made under section 74(4) of the Financial Services and Markets Act 2000, has been delivered for registration to the Registrar of Companies in England and Wales in accordance with section 83 of that Act. A copy of this document, which comprises a prospectus relating to the Company prepared in accordance with the Companies Act 1963 of Ireland, has been delivered, together with copies of the material contracts specified in paragraph 11 of Part VIII of this document, and the statement of adjustments and consents specified in paragraph 15 of Part 8 of this document, to the Registrar of Companies in Ireland in compliance with section 47 of the Companies Act 1963 of Ireland.

Applications have been made to the UK Listing Authority under the provisions of Chapter 25 of the Listing Rules and to the London Stock Exchange for the Ordinary Shares, issued and to be issued pursuant to the Placing, to be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities ("Admission"). It is expected that Admission will become effective, and that unconditional dealings in the Ordinary Shares will commence, at 8.00 am on 8 June 2005. All dealings before the commencement of unconditional dealings will be on a "when issued basis", will only be settled if Admission takes place and will be of no effect if Admission does not take place. All dealings in the Ordinary Shares prior to the commencement of unconditional dealings will be at the sole risk of the parties concerned.

The Directors of the Company, whose names appear on page 4, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

YOUR ATTENTION IS DRAWN, IN PARTICULAR, TO THE "RISK FACTORS" SET OUT IN PART II OF THIS DOCUMENT FOR A SUMMARY OF CERTAIN FACTORS TO BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN ORDINARY SHARES.

AgCert International plc

(incorporated and registered in Ireland with registered number 394943)

Placing of 43,436,293 Ordinary Shares of 0.01 cents each at a Placing Price of 140 pence per share and Admission to the Official List and to trading on the London Stock Exchange

Joint Sponsors, Financial Advisers and Brokers

Code Securities Limited and Hoare Govett Limited

Joint Bookrunners, Lead Managers and Underwriters

Code Securities Limited and ABN AMRO Rothschild

EXPECTED ORDINARY SHARE CAPITAL IMMEDIATELY FOLLOWING ADMISSION

Authorised			*Issued and fully paid*	
Number	*Nominal amount*		*Number*	*Nominal amount*
3,000,000,000	€300,000	Ordinary Shares of 0.01 cents each	153,543,949	€15,354.39

This document does not constitute an offer to sell or an invitation to subscribe for, or the solicitation of an offer to buy or subscribe for, any Placing Shares by or on behalf of the Company, ABN AMRO Rothschild, Hoare Govett Limited or Code Securities Limited in any jurisdiction or in any circumstances where it is not authorised or lawful to make such an offer or solicitation. In particular, subject to certain exceptions, this document is not for distribution in or into the United States, Australia, Canada, Japan or South Africa. The distribution of this document may be restricted by law in certain jurisdictions and therefore persons into whose possession this document comes are required by the Company, ABN AMRO Rothschild, Hoare Govett Limited and Code Securities Limited to inform themselves about any such restrictions and to observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

The Placing Shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or under the securities legislation of any state of the United States. The relevant clearances have not been, and will not be, obtained from the Securities Commission of any province or territory of Canada, no document in relation to the Placing has been, or will be, lodged with, or registered by, the Australian Securities and Investments Commission, and no registration statement has been, or will be, filed with the Japanese Ministry of Finance in relation to the Placing or the Placing Shares. Accordingly, subject to certain exceptions, the Placing Shares may not, directly or indirectly, be offered or sold within the United States, Canada, Australia, Japan or South Africa or offered or sold to a person within the United States or a resident of Canada, Australia, Japan or South Africa or to or for the account or benefit of any US Person (as defined in Regulation S under the Securities Act).

The Placing Shares are "restricted securities" as defined in Rule 144 promulgated under the Securities Act. The Placing Shares are being offered only to non-US Persons in offshore transactions pursuant to Regulation S under the Securities Act and may not be offered, resold, pledged or otherwise transferred in the United States or to, or for the account or benefit of, any US Person (as defined in Regulation S under the Securities Act) except: (a) (i) in an offshore transaction meeting the requirements of Regulation S under the Securities Act, (ii) pursuant to an available exemption from the registration requirements of the Securities Act, or (iii) pursuant to an effective registration statement under the Securities Act; and (b) in accordance with all applicable securities laws of the states of the United States and other jurisdictions. Hedging transactions in the Placing Shares may not be conducted unless in compliance with the Securities Act.

For further information regarding the significant restrictions on resale and transfer that are applicable to the Placing Shares, your attention is directed to Part VII of this document.

Germany

This document is not being distributed in the context of a public offer of securities in Germany within the meaning of paragraph 1 of the German Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz, "VerkProspG"). This document is not a Securities Sales Prospectus (Wertpapier-Verkaufsprospekt) within the meaning of the VerkProspG and has not been filed with or approved by the Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht), and this document, copies of this document or any other documents relating to the Placing Shares may not be distributed, and the Placing Shares may not be offered or sold, in Germany other than to persons who, professionally or commercially, acquire or sell shares for their own account or for the account of others, as provided under paragraph 2 no. 1 of the VerkProspG, or otherwise to a limited group of investors as provided under paragraph 2 no. 2 of the VerkProspG who have been selected by the Company and are adequately informed about the potential risks of their investment.

The Netherlands

The Placing Shares are not and will not be offered in The Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade (which include banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises that, as an ancillary activity, regularly invest in securities) within the meaning of Section 2 of the Act on the Supervision of the Securities Trade Exemption Regulation 1995, as amended (Vrijstellingsregeling Wet toezicht effectenverkeer 1995).

France

The Placing Shares are not and will not be offered in France other than to qualified investors ("*investisseurs qualifiés*"), which are legal entities with all the necessary skills and the necessary means to determine the risks inherent in operations on financial instruments within the meaning of Article L. 411-2 of the Monetary and Financial Code (*Code Monétaire et Financier*) and falling within one of the categories of investors determined by the Decree nú98-880 of 1 October 1998, as amended (*Décret nú98-880 du 1er octobre 1998*). Banks, insurance companies, institutional investors and commercial companies, may, among others and subject to certain conditions, fall within one the above-mentioned categories of qualified investors.

Austria

In Austria, the Placing Shares will only be sold as part of a private placement to a restricted circle of persons who, professionally or commercially, acquire or sell shares for their own account or for the account of others, within the meaning of section 3 (1) no. 11 of the Austrian Capital Markets Act (Kapitalmarktgesetz).

General

Code Securities Limited and Hoare Govett Limited, which are authorised in the United Kingdom under the Financial Services and Markets Act 2000 and which are regulated by The Financial Services Authority, are acting jointly as the Company's sponsors, financial advisers and brokers in connection with the Placing and Admission. Neither Code Securities Limited nor Hoare Govett Limited will regard any other person as their client or be responsible to any other person for providing the protections afforded to their clients nor for providing advice in relation to the Placing and Admission

Code Securities Limited and ABN AMRO Rothschild are acting as joint bookrunners, lead managers and underwriters to the Company and no one else in respect of the Placing and Admission and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Code Securities Limited or ABN AMRO Rothschild or for providing advice in relation to Placing or Admission. ABN AMRO Rothschild is the unincorporated equity capital markets joint venture between ABN AMRO Bank N.V. and NM Rothschild & Sons Limited. ABN AMRO Bank N.V. is regulated by the Financial Services Authority for the conduct of investment business in the UK.

None of Code Securities Limited, Hoare Govett Limited or ABN AMRO Rothschild has authorised the contents of or any part of this document and no liability whatsoever is accepted by Code Securities Limited, Hoare Govett Limited or ABN AMRO Rothschild for the accuracy of any information or opinions contained in this document or for the omission of any information from this document for which the Company and the Directors are solely responsible.

No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representations must not be relied upon as having been so authorised. The contents of this document are not to be construed as legal, business or tax advice. Each prospective investor should consult his, her or its own solicitor, independent financial adviser or tax adviser for legal, financial or tax advice.

Forward looking statements

This document contains statements that are, or may be deemed to be, forward-looking statements, including, without limitation, statements containing the words "believes", "anticipates", "intends", "plans", "estimates", "aims", "expects" or, in each case, their negative or other variations or comparable terminology or by discussions of strategy, plans, objectives, goals, future events or intentions. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this document and include statements regarding the Company's intentions, beliefs or current expectations concerning, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which the Company operates. Such forward-looking statements involve unknown risks, uncertainties and other factors which may cause the actual results, financial condition, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in Part II, Part III and Part VI of this document. Given these uncertainties, prospective investors are cautioned not to place any undue reliance on such forward-looking statements. Subject to any legal and regulatory requirements, the Company disclaims any obligation to update any such forward-looking statements in this document to reflect future events or developments.

CONTENTS

DIRECTORS, SECRETARY AND ADVISERS

Executive Directors	Alan Robert Tank *(Chief Executive Officer and Managing Director)* Paul Michael D'Alton *(Chief Financial Officer)*
Non-executive Directors	Merrick Gerd Andlinger *(Non-executive Chairman)* Gregory William Haskell *(Non-executive Director)* Peter Cyril Murray *(Non-executive Director)* Sir Robert Malpas *(Non-executive Director)* Dr Franz Josef Fischler *(Non-executive Director)*.
Company Secretary	Paul Michael D'Alton all of whose business address is: 3 Ballymount Trading Estate Suite 200, Ballymont Dublin 12 Ireland
Registered office	30 Herbert Street Dublin 2 Ireland
Head office	3 Ballymount Trading Estate Suite 200, Ballymount Dublin 12 Ireland
Joint bookrunner, lead manager, sponsor, financial adviser, broker and underwriter	Code Securities Limited 30 St James's Square London SW1Y 4AL UK
Joint sponsor, financial adviser and broker	Hoare Govett Limited 250 Bishopsgate London EC2M 4AA UK
Joint bookrunner, lead manager and underwriter	ABN AMRO Rothschild 250 Bishopsgate London EC2M 4AA UK
Solicitors to the Company in Ireland	Matheson Ormsby Prentice 30 Herbert Street Dublin 2 Ireland
Solicitors to the Company in the UK	Jones Day 21 Tudor Street London EC4Y 0DJ UK
Solicitors to Code Securities Limited, Hoare Govett Limited and ABN AMRO Rothschild	Norton Rose Kempson House Camomile Street London EC3A 7AN UK
Auditors and reporting accountants	KPMG 1 Stokes Place St Stephen's Green Dublin 2 Ireland
Reporting experts	Climate Change Capital Limited Bond Street House 14 Clifford Street London W1S 4BX UK
Principal bankers	Ulster Bank Limited Ulster Bank Group Centre George's Quay Dublin 2 Ireland
Registrars	Computershare Investor Services (Ireland) Limited Heron House Corrig Road Sandyford Industrial Estate Dublin 18 Ireland

PLACING STATISTICS

Trading symbol for the Group	"AGC"
Placing Price	140p
Number of Ordinary Shares being placed on behalf of the Company	43,436,293
Number of Ordinary Shares in issue following Admission	153,543,949
Percentage of enlarged ordinary share capital being placed	28.3 *per cent*
Percentage of enlarged ordinary share capital in public hands following the Placing	28.2 *per cent*
Estimated net proceeds of the Placing receivable by the Company[1]	£54.1 million
Market capitalisation of the Company at the Placing Price[2]	£215.0 million

Notes:

(1) Net proceeds receivable by the Company are stated after deducting underwriting commissions and estimated outstanding expenses incidental to the Placing and Admission (excluding VAT) of approximately £6.7 million. Total expenses incidental to the Placing and Admission (excluding VAT) are estimated to be approximately £7.0 million.

(2) Market capitalisation has been calculated based on the number of Ordinary Shares in issue immediately following Admission multiplied by the Placing Price.

EXPECTED TIMETABLE

Conditional dealings to commence in the Ordinary Shares[1]	8.00 am on 3 June 2005
Admission and expected commencement of unconditional dealings on the London Stock Exchange	8.00 am on 8 June 2005
Definitive share certificates available for despatch from or as soon as practicable after	13 June 2005

Each of the times and dates in the above table is subject to change. All times are British Summer Time unless stated otherwise.

Note:

(1) If Admission does not occur, all conditional dealings will be of no effect and any such dealings will be at the sole risk of the parties concerned.

DEFINITIONS AND GLOSSARY

The following definitions apply throughout this document, unless the context requires otherwise:

"AA"	assigned amount, referring to the amount of GHGs a country is allowed to emit during the first commitment period of the Kyoto Protocol
"AAU" or "Assigned Amount Unit"	a type of Offset known as an assigned amount unit solely for use within the Kyoto Protocol
"ABN AMRO Rothschild"	ABN AMRO Bank N.V. and NM Rothschild & Sons Limited (each acting through ABN AMRO Rothschild, an unincorporated equity capital markets joint venture)
"ACIII" or "Andlinger"	Andlinger Capital III LLC
"Accession State"	new Member State of the European Union in 2004
"Acts"	the Companies Acts 1963 to 2003 of Ireland
"1983 Act"	the Companies (Amendment) Act 1983 of Ireland
"1990 Act"	the Companies Act 1990 of Ireland
"Accountants' Reports"	the accountants' reports relating to each of AgCert International plc and its subsidiary undertakings and the Combined Entity, including the related notes thereto, set out in Part IV of this document
"Admission"	admission of the Ordinary Shares, issued and to be issued pursuant to the Placing, to the Official List and to trading on the London Stock Exchange's market for listed securities becoming effective in accordance with paragraph 7.1 of the Listing Rules and the Standards respectively
"AgCert"	AgCert International plc or, where the context requires, AgCert International LLC, or the relevant company within the AgCert Group
"AgCert Brazil"	AgCert Brazil Environmental Solutions Ltda (AgCert do Brasil Soluçoes Ambientais Ltda)
"AgCert Canada"	AgCert Canada Co
"AgCert Canada Holding"	AgCert Canada Holding Limited
"AgCert Group" or the "Group"	the Company and all or any of its subsidiary undertakings at the date of this document
"AgCert Mexico"	AgCert Mexico Environmental Services SRL (AgCert Mexico Servicios Ambientales SRL)
"AgCert USA"	AgCert Services (USA) Inc.
"Agrosuper"	Agricola Super Limitada
"AM0016"	the approved baseline methodology submitted by AgCert Canada entitled "Greenhouse gas mitigation from improved animal waste management systems in confined animal feeding operations"
"Annex 1 Country"	a country, being an industrialised nation, that has ratified the Kyoto Protocol
"Annex 1 Party"	Annex 1 party to the UNFCCC
"Annex B Party"	Annex B party to the Kyoto Protocol

"Antipodean LLC"	Antipodean Partners LLC, which acted as an adviser to the Company and IFC in the structuring of the IFC Investment. It is a specialist advisory firm focused in the Environmental, Financial Services and Health Care industries
"Antipodean LLC Subscription"	the subscription by Antipodean LLC for 620,478 Preferred Shares and €620,478 in nominal value of Series C Notes in compensation for services rendered having a value of €620,541
"Articles"	the new articles of association of the Company which will be in force from Admission
"AWMS"	animal waste management system
"Baseline"	the scenario that reasonably represents the anthropogenic emissions by sources of GHGs that would occur in the absence of a project described in the UNFCCC/Kyoto Protocol Rules
"BAU"	a type of Baseline referred to in the EU-ETS, known as business as usual
"BHP Billiton"	a subsidiary of BHP Billiton Marketing AG
"Biodigester"	a sealed structure which can be filled with animal waste for digestion by anaerobic bacteria, a by product of which is Biogas
"Biogas"	a mixture of methane, carbon dioxide and trace gases (depending on the livestock used) produced by the anaerobic digestion of manure by bacteria
"CAFO"	confined animal feeding operation
"CDM"	the Clean Development Mechanism, one of three flexible mechanisms included in the Kyoto Protocol
"CDM Project"	a CDM project to produce Offsets in a developing country which can be funded by a foreign country to generate Offsets for use by a foreign country
"CDM Registry"	the registry established by the UN to ensure accurate accounting of transactions of Offsets derived from CDM Projects, known as CERs
"CER"	a type of Offset, known as a certified emission reduction, derived from CDM Projects in accordance with relevant international UNFCCC/Kyoto Protocol Rules and which represents a GHG Reduction of one metric tonne of carbon dioxide equivalent, calculated in accordance with the international UNFCCC/Kyoto Protocol Rules
"Certification"	the issuance of CERs by the UNEB on receipt of a Verification report from a DOE, and the terms "Certify" and "Certified" shall be construed accordingly
"CH_4"	methane
"CNG"	compressed natural gas
"CO_2"	carbon dioxide
"CO_2e" or "CO_2eq"	carbon dioxide equivalent, the universal base reference for the determination of global warming potential of Greenhouse Gases in units of carbon dioxide equivalent
"Code Securities"	Code Securities Limited

"Combined Code"	the Combined Code on Corporate Governance published in July 2003 by the Financial Reporting Council, which is appended to the Listing Rules
"Combined Entity"	together, AgCert International LLC and AgCert Canada
"Company"	AgCert International plc
"COP/MOP"	the conference of parties and the meeting of parties to the UNFCCC serving as the meeting of the parties to the Kyoto Protocol
"CRADA"	co-operative research and development agreement made between AgCert International LLC and the Agricultural Research Service of the US Department of Agriculture
"CREST"	the relevant system (as defined in the CREST Regulations) in respect of which CRESTCo Limited is the Operator (as defined in the CREST Regulations)
"CREST Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755)
"CSR"	corporate and social responsibility
"Directors" or "Board"	the board of directors of AgCert from time to time and "Director" means any one of them
"DNA"	a national authority designated by the UN Executive Board known as the designated national authority
"DNV"	Det Norske Veritas Certification Ltd. (DNVcert), a DOE responsible for the Verification of AgCert's projects
"DOE" or "Designated Operational Entity"	an entity designated by the COP/MOP, based on a recommendation made by the UN Executive Board, as qualified to Validate proposed CDM Project activities or to Verify and Certify GHG Reductions
"EDF"	EDF Trading Limited, a subsidiary of Electricité de France SA
"ERPA"	emission reduction purchase agreement
"ERU"	emission reduction unit
"EU"	European Union
"EU15"	the first fifteen Member States of the EU
"EU25"	the twenty five Member States of the EU
"EUA"	European Union Allowance being a type of Offset solely for use within the EU-ETS
"EU-ETS"	European Union Emissions Trading Scheme
"Executive Directors"	the executive Directors of the Company, namely Alan Tank and Paul D'Alton
"Experts"	Climate Change Capital Limited
"Form A"	a form provided by AgCert to farmers to gather information in connection with a farm including information relating to (i) the legal identity of the farm owner (a corporation or sole proprietorship), (ii) animal information (species, animal type and total yearly headcount for all farms/sites), (iii) farm/site information (farm name, type and address, location of lagoon) and (iv) other information required to satisfy AM0016 as a pre-requisite to qualifying the farm to participate as an AgCert CDM Project, to initiate a site assessment and the generation of a formal contract

"GDP"	gross domestic product
"GHG Reduction"	the removal, limitation, reduction, avoidance, sequestration or mitigation of GHG emissions
"Greenhouse Gases" or "GHGs"	six gases thought to contribute to global warming and listed in Annex A to the Kyoto Protocol, namely carbon dioxide, methane, nitrous oxide, hydrofluorocarbons, perfluorocarbons and sulphur hexafluoride
"GWP"	global warming potential which describes a gas's potency to contribute to global warming
"HFCs"	hydrofluorocarbons
"HFC-23"	trifluoromethane
"Hoare Govett"	Hoare Govett Limited
"Host Country"	a country having ratified the UNFCCC in which JI Projects or CDM Projects can be established
"IFC"	International Finance Corporation, member of the World Bank Group
"IFC Investment"	the subscription by IFC for 7,755,972 Preferred Shares and €7,755,972 in nominal value of Series C Notes for the aggregate consideration of €7,756,748
"IFRSs"	International Financial Reporting Standards and interpretations adopted by the International Accounting Standards Board, which also complies with IFRSs endorsed by the European Commission
"International UNFCCC/Kyoto Protocol Rules"	the UNFCCC, the Kyoto Protocol, the Marrakesh Accords, and any relevant decisions, guidelines, modalities and procedures made pursuant to them, as amended from time to time
"IPCC"	Intergovernmental Panel on Climate Change
"ISO"	International Standards Organisation
"ITL"	UNFCCC international transaction log, the system set up by the UNFCCC to perform automated checks and to verify transactions in Offsets including issuance, transfer and acquisition between registries, cancellation, retirement and carry-over. It acts as the central reference database for authentication of information and maintenance of a publicly accessible list of units and transaction records
"JI"	joint implementation, one of the three flexible mechanisms included in the Kyoto Protocol
"JI Project"	a JI project in a developed country which can be funded by a foreign country to generate Offsets for use by the foreign country
"Kyoto Protocol" or the "Protocol"	the protocol to the UNFCCC adopted at the Third Conference of the Parties to the UNFCCC in Kyoto, Japan on December 11 1997, as may be amended from time to time
"Linking Directive"	Directive 2004/101/EC of the European Parliament and of the Council amending Directive 2003/87/EC
"Listing"	the listing of the Ordinary Shares on the Official List of the UK Listing Authority and admission of the Ordinary Shares to trading on the London Stock Exchange's market for listed securities

"Listing Rules"	the listing rules of the UK Listing Authority, made under section 74(4) of the Financial Services and Markets Act 2000, as amended from time to time
"LOA" or "Letter of Approval"	the letter of approval through which each of the Host Countries approves a CDM Project for the purposes of Article 12 of the Kyoto Protocol
"Lock-in Agreement"	the lock-in agreement dated 3 June 2005 made between the Company (1), IFC (2), Antipodean LLC (3), AgCert International LLC, Andlinger and XL TechGroup (4), ABN AMRO Rothschild (5), Hoare Govett (6) and Code Securities (7), further details of which are set out in paragraph 10 of Part VIII of this document
"London Stock Exchange"	London Stock Exchange plc
"Marrakesh Accords"	Decision 2/CP.7 through to Decision 24/CP.7 inclusive of the COP in its seventh session, held at Marrakesh, Morocco from 29 October to 10 November 2001
"Member State"	a member state of the EU
"Methodologies Panel"	the methodologies panel of the CDM, established to: (i) provide recommendations to the UN Executive Board on guidelines for methodologies for baselines and monitoring plans of emissions reduction technologies; and (ii) prepare recommendations on submitted proposals for new baseline and monitoring methodologies
"NAP"	National Allocation Plan for the EU-ETS which determines a territory's maximum permitted emissions or allowances
"National Registry"	a registry established by a country which will contain accounts for holding Offsets. Transfers and acquisitions of Offsets are expected to take place between account holders through National Registries
"Non-executive Directors"	the non-executive Directors of the Company, namely Merrick Andlinger, Dr Franz Fischler, Gregory William Haskell, Sir Robert Malpas and Peter Murray
"Nuon"	Nuon Energy Trading and Wholesale
"O&M"	operations and maintenance
"OECD"	Organisation for Economic Co-operation and Development
"Official List"	the Official List of the UK Listing Authority
"Offset"	one of the various units used to offset one tCO_2e, including CERs, VERs, AAUs and ERUs
"Ordinary Shares"	ordinary shares of 0.01 cents each in the capital of the Company
"PDD" or "Project Design Document"	a description of a specific project's activities submitted for Validation in accordance with the International UNFCCC/Kyoto Protocol Rules
"PFCs"	perfluorocarbons, a type of Greenhouse Gas
"Placing"	the placing of 43,436,293 Placing Shares at the Placing Price pursuant to the Placing Agreement

"Placing Agreement"	the conditional agreement dated 3 June 2005 between AgCert (1), the Directors (2), XL TechGroup (3), ACIII (4), Code Securities (5), Hoare Govett (6) and ABN AMRO Rothschild (7), details of which are set out in paragraph 10 of Part VIII of this document
"Placing Price"	140 pence per Ordinary Share, being the price at which each Placing Share is to be issued under the Placing
"Placing Shares"	the 43,436,293 new Ordinary Shares being placed pursuant to the terms of the Placing Agreement
"Point Carbon"	a leading global provider of independent analysis, news, market intelligence and forecasting for the emerging carbon emissions markets
"Preferred Shares" or "SAPS"	the 8,376,420 Series A Redeemable Non-Convertible Shares of 0.01 cents each in the share capital of the Company, which will be redeemed on Admission
"Prompt Start"	a mechanism which permits a project activity that started after January 2000 but prior to 18 November 2004 to begin its crediting period prior to the actual date of project registration. This allows the accrual of Offsets where project activity has been completed prior to project Validation and Registration (subject to Validation and Registration taking place by 31 December 2005)
"Registration"	the formal acceptance by the UNEB of a specific project activity as a CDM Project activity and the terms "Register" and "Registered" shall be construed accordingly
"Registrars"	Computershare Investor Services (Ireland) Limited
"Securities Act"	the US Securities Act of 1933, as amended
"Series A Notes"	means the Series A variable rate redeemable unsecured loan notes of the Company, constituted by the Series A Loan Note Instrument
"Series A Loan Note Instrument"	means the Series A variable rate redeemable unsecured loan note instrument of the Company dated 18 April 2005
"Series B Notes"	means the Series B variable rate redeemable unsecured loan notes of the Company, constituted by the Series B Loan Note Instrument
"Series B Loan Note Instrument"	means the Series B variable rate redeemable unsecured loan note instrument of the Company dated 18 April 2005
"Series C Notes"	means the Series C variable rate redeemable unsecured convertible loan notes of the Company, constituted by the Series C Loan Note Instrument
"Series C Loan Note Instrument"	means the Series C variable rate redeemable unsecured convertible loan note instrument dated 29 April 2005
"Share Plan"	the Company's 2005 Equity Incentive Plan, details of which are set out in paragraph 9 of Part VIII of this document
"Shareholders"	holders of Ordinary Shares
"Sponsors"	Code Securities and Hoare Govett
"Standards"	the requirements contained in the publication "Admission and Disclosure Standards" containing, *inter alia*, the admission requirements for trading on the London Stock Exchange's markets for listed securities

"tCO_2e"	tonnes of carbon dioxide equivalent, the universal base reference for the determination of global warming potential of Greenhouse Gases in units of carbon dioxide equivalent
"TÜV"	TÜV Industrie Service GmbH TÜV SUD GRUPPE (TÜV Industrie Service GmbH), a DOE responsible for the Validation of AgCert's projects
"Total Credit Reserves"	the total number of Offsets or CERs estimated to be produced by the Group over the life of a farm agreement(s) on the basis of data collected and verified by the Company on initiation of the agreement(s)
"UK Listing Authority"	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part IV of the Financial Services and Markets Act 2000, as amended from time to time
"Underwriters"	Code Securities and ABN AMRO Rothschild
"UNEB" or "UN Executive Board"	the executive board of the CDM that is established pursuant to the International UNFCCC/Kyoto Protocol Rules
"UNFCCC"	the United Nations Framework Convention on Climate Change adopted in New York on 9 May 2002
"United Kingdom" or "UK"	the United Kingdom of Great Britain and Northern Ireland
"USDA"	US Department of Agriculture
"US GAAP"	generally accepted accounting principles in the United States of America
"US", "USA" or "United States"	the United States of America, its territories and possessions, any state of the United States and the District of Columbia
"Validation"	the process of independent evaluation of specific project activities by a DOE against the requirements of the CDM in accordance with the International UNFCCC/Kyoto Protocol Rules and the terms "Validate" and "Validated" shall be construed accordingly
"VER"	a type of non certificated Offset, known as a Verified Emission Reduction
"Verification"	the process of independent verification of Offsets by a DOE, and the terms "Verify" and "Verified" shall be construed accordingly
"XL TechGroup" or "XLTG"	XL TechGroup, Inc

Unless otherwise indicated, all references in this document to "pounds sterling", "£", "pence" or "p" are to the lawful currency of the United Kingdom, all references to "USD", "US$" or "$" are to the lawful currency of the United States and all references to "Euro", "cent" or "€" are to the currency introduced at the start of the third stage of European economic or monetary union pursuant to the treaty establishing the European Community, as amended.

Some numerical figures included in this document have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that preceded them.

Throughout this document, where currencies have been converted, the following exchange rates have been used: £1.00 to €1.48 and £1.00 to $1.82 (being the closing mid-point spot exchange rates on 1 June 2005 as set out in the Financial Times on 2 June 2005, being the latest practicable date prior to the publication of this document).

PART I

Summary

The following information is derived from, and should be read in conjunction with, the full text of this document.

Summary

AgCert was founded in 2002 to produce and sell reductions in Greenhouse Gas emissions (referred to as Offsets) from agricultural sources on an industrial scale. These Offsets are intended to satisfy the requirements of the Kyoto Protocol and as such will be capable of being traded on the newly established European cap and trade system, the European Union Emissions Trading Scheme ("EU-ETS").

The Group's methods enable it to produce Offsets through the capture and combustion of Biogas containing Greenhouse Gases, primarily methane, emitted from animal waste management systems ("AWMSs"). To achieve this, AgCert has developed proprietary systems and processes which have been designed to be fully scalable and adaptable to the AWMSs of large confined animal feeding operations ("CAFOs") including those for swine, dairy and poultry. As at 27 May 2005, the Group has arrangements relating to over 500 farms in Brazil and Mexico (comprising 256 farms under contracts, 170 farms under letters of intent and the balance under Form As) under which it secures the exclusive rights to any Offsets derived from the farmers' modified AWMSs for a ten year period from the date of the contract.

The Group has entered into one of the largest reported forward sales contracts relating to the supply of CERs, a form of Offset, and in total has contracted under forward sales contracts to deliver CERs to the value of approximately €74 million to customers including Nuon, BHP Billiton and EDF. More broadly, the Group intends to sell its Offsets to large industrial emitters, governments, funds and energy traders.

The entry into legal force of the Kyoto Protocol on 16 February 2005, along with the EU's voluntary early adoption of emissions reduction targets under the EU-ETS, has created a significant demand for Offsets. The purchase of Offsets enables Greenhouse Gas emitters, including countries and commercial entities such as power generators, to ensure that their net Greenhouse Gas emissions remain within specified limits in order to avoid financial penalties. In addition, the Directors believe there will be significant speculation in Offsets. Point Carbon forecasts that the global market for Offsets is likely to reach €34 billion by 2010 including primary demand and secondary trading. Estimates of the primary demand in Europe for Offsets is 60 to 70 million Offsets per annum until 2008, rising to approximately one billion Offsets per annum from 2008 to 2012, when considered globally.

AgCert has identified agriculture as one of the largest commercial opportunities for Offset production and expects to be a leading supplier of Offsets from this sector. Agriculture is responsible for around 20 *per cent* of the world's annual GHG emissions. Under the Kyoto Protocol, any reductions in GHG emissions derived from this sector qualify as CERs provided they are derived from projects that have been Validated by a DOE and Registered by the UN Executive Board and are properly Verified and Certified according to the stringent requirements laid down by the UN. AgCert's proprietary systems and processes include one of only two UN approved large scale methodologies for the production of Offsets in the agricultural sector. This has given the Group early strategic advantages in capitalising upon the rapidly evolving carbon based emission trading markets. As at 27 May 2005, the Group has initiated the modification of AWMSs on 294 farms in Brazil and Mexico which are expected to create Total Credit Reserves of approximately 20 million Offsets over the life of the agreements.

The Group is currently awaiting various regulatory approvals with regard to Verification of the Offsets and their Certification as CERs. Further details of the regulatory regime regarding the AgCert business are set out in the paragraph entitled "Certification and regulation" in Part III of this document.

The Group's strategy is to expand rapidly its Offset production and resultant sales capacity by commencing the modification of AWMSs on farms where it has already entered into arrangements with farmers and by rolling out its turnkey AWMS modification methods both geographically and across additional livestock species beyond its current focus on swine through the entry into contracts with additional farms.

Key strengths

- founded in response to an identified market need;
- the first business with a scalable, turnkey mechanism for Offset production;
- UN approved methodology for Offset production;
- arrangements with over 500 farms for production of Offsets;
- provision of financial and sustainable benefits to farmers through modification of their AWMSs;
- approximately €74 million of contracted forward sales;
- significant opportunities for growth; and
- a highly experienced management team.

Key climate change data

- 22,149,000,000 tCO_2e per annum of greenhouse gases emitted globally;
- 1,050,000,000 tCO_2e per annum reductions required to meet Kyoto targets;
- €34,000,000,000 estimated size of emission reductions trading market in 2010; and
- AgCert should produce approximately 200,000,000 emission reductions over life of contracts from planned capital expenditure.

Summary trading record

The following table, which has been extracted, without material adjustment, from the Accountants' Report on the Combined Entity set out in Section B of Part IV of this document, summarises the trading record of the Combined Entity for the period from incorporation to 31 December 2004. Investors should read the whole of this document and should not just rely on the summary below.

	Period ended 31 December 2002 €	*12 months ended 31 December 2003* €	*12 months ended 31 December 2004* €
Revenue	—	—	—
Operating loss before financing costs	(1,457,267)	(4,516,980)	(3,466,347)
Net financing costs	(58,803)	(27,349)	(15,795)
Loss before tax	(1,516,070)	(4,544,329)	(3,482,142)

Since incorporation the Group has not generated revenue from its operations.

The losses for the period under review comprise research and development, and general and administrative expenses incurred in establishing the Group's current operations.

The Group's financial statements will be prepared in accordance with IFRSs.

Revenue from the sale of Offsets will be recognised when the Group has transferred the significant risks and rewards of ownership to a customer. Revenue will only be recognised when it is probable that future economic benefits will flow to the Group and that these benefits can be measured reliably. In order for the Group to generate a CER, a number of steps must be

completed including, *inter alia*, the production of Offsets for supply to a customer and the customer receiving notification from the Group that the emission reductions which have been produced have been Verified and that they are held for the customer's account. The Group will only recognise revenue when it notifies the customer that the Offsets have been produced and are held for the customer's account, and it determines that the delivery and regulatory risk encompassed in the final Offset Registration and Certification process is minimal. To date, no Offsets have yet been Certified and consequently it is not possible to identify the degree of this delivery or regulatory risk. Further details of the revenue recognition policy adopted by the Group are set out in the Accountants' Reports in Part IV of this document.

The business, assets and liabilities of both AgCert International LLC and AgCert Canada were acquired by AgCert International plc on 1 January 2005 and 4 April 2005, respectively. Section B of Part IV of this document sets out financial information in respect of this Combined Entity which comprises an income statement, statement of recognised income and expense, balance sheet, statement of cash flows and notes as if it were under common ownership.

Current trading and prospects for the Group

Since 31 December 2004, the Group's trading has been encouraging and in line with the Directors' expectations.

The EU-ETS and the Kyoto Protocol came into force on 1 January 2005 and 16 February 2005 respectively. Operationally AgCert continues to expand both in Mexico where it has submitted its first PDDs and has received two Letters of Approval from the Government of Mexico, and in Brazil where it has submitted its first PDD for approval. AgCert has also submitted its first PDD in the dairy sector to the Mexican DNA. AgCert has begun project activities, such as site assessment and design, at over 400 farms in Brazil and Mexico, making these farms eligible for early production of CERs under the Prompt Start mechanism provided AgCert is able to register the CDM Projects to which these farms relate with the UNEB by 31 December 2005. The Group has experienced increasing interest from potential buyers of CERs in 2005 and has entered into further forward sales contracts.

In April 2005, the Company entered into an agreement providing for a €7.8 million investment by IFC, member of the World Bank Group. The Directors anticipate that IFC will play an important role in assisting the Group to expand into new markets in Asia.

Overall, the Directors are pleased with progress made during the current year and believe the Group's prospects are strong for at least the current financial year.

Reasons for the Listing and details of the Placing

It has been the intention of the Directors to seek a Listing at an appropriate time. The Directors believe that the Listing will raise the profile of the Group, enhance its reputation with its customers and suppliers worldwide and enable the Company to raise new money and so continue its strategy of organic growth.

The Placing will expand the Company's shareholder base, and the creation of a market for its Ordinary Shares will give its employees greater opportunity to participate directly in the future of the Group as well as improve the ability of the Group to attract and retain new staff.

The 43,436,293 new Ordinary Shares which are the subject of the Placing represent approximately 28 *per cent* of the enlarged issued share capital of the Company. The new Ordinary Shares being issued by the Company will raise approximately £54.1 million (€80.1 million), net of outstanding expenses and commissions. Further details of the Placing are set out in paragraph 10 of Part VIII of this document.

As part of the Placing, Sir Robert Malpas, Paul D'Alton and Peter Murray, all Directors of the Company, have subscribed for 50,000, 28,571 and 53,571 new Ordinary Shares respectively. Following the Placing, the Directors will, in aggregate, be interested in 29.5 *per cent* of the enlarged issued share capital of the Company.

Mr Tank's and Mr D'Alton's interests in Ordinary Shares are held by AgCert International LLC, which owns, in aggregate, 16,576,000 Ordinary Shares. Mr Haskell is not interested in Ordinary Shares, but he is a director of, and shareholder in, XL TechGroup, details of whose shareholding are set out in paragraph 4 of Part VIII of this document, and Mr Andlinger's interest in Ordinary Shares is held through ACIII. Each Director is subject to lock-in and orderly market arrangements, further details of which are set out in the paragraph entitled "Lock-in and orderly market arrangements" of Part III and in paragraph 10 of Part VIII of this document.

Use of proceeds from the Placing

The Company intends to use the net proceeds from the Placing, estimated to be £54.1 million (€80.1 million), to repay debt of £9.9 million (€14.6 million) and to continue its strategy of organic growth and the roll-out of its production operations as well as for general corporate purposes. Initially funds will be held on deposit.

Risk factors

Prior to investing in the Placing Shares, prospective investors should consider, together with the information contained in this document, the risks attaching to an investment in the Company including, in particular, the risks set out in the section entitled "Risk factors" in Part II of this document.

PART II

Risk factors

KEY RISK FACTORS

The key risks of which investors should be aware are the risk of:

- the Group failing to achieve its business plan (see "Uncertainty of achieving the business plan, future revenue and operating results" below);
- the Group failing to meet its contractual obligations (see "Failure to meet contractual obligations" on page 18 of this document);
- the regulatory infrastructure in connection with the production and sale of Offsets failing to be established (see "Regulatory infrastructure" on page 23 of this document);
- the market for GHG emissions failing to develop sufficiently (see "New market" on page 25 of this document);
- a competitor becoming able to produce Offsets in significant quantities (see "Competition" on page 19 of this document); and
- a change in political and policy structure in any country in which the Group produces Offsets (see "Host Country risk" on page 19 of this document).

Investors should carefully consider the risks described in this Part II together with the risks set out in the Experts' report set out in Part VI of this document, as well as all other information contained in this document, before making a decision as to whether to invest in the Ordinary Shares. If any of the following risks actually occurs, the Group's business, financial condition, trading performance and prospects could be substantially adversely affected in the medium to long term and the future business success and/or achievement of strategic objectives could be endangered. In such case, the trading price of the Ordinary Shares could decline and investors may lose all or part of their investment. As a result, the risk factors contained in this Part II should not be viewed as an exhaustive list. Additional risks and uncertainties not presently known to the Group or that it currently deems immaterial could have a substantial adverse effect in the medium to long term on the Group's business, financial condition, trading performance and prospects.

Having taken into account the risk factors in this Part II or elsewhere in this document, the Company remains of the opinion that having regard to the net proceeds receivable under the Placing, the working capital available to the Group is sufficient for its present requirements, that is, for at least the next twelve months from the date of publication of this document.

OPERATIONAL RISKS RELATED TO THE BUSINESS

Uncertainty of achieving the business plan, future revenue and operating results

The Group plans to expand its business by raising capital and investing it in several new and emerging markets for which little historical trading information exists. As a consequence, the Group's future revenue is difficult to forecast. If the Group does not achieve its expected revenue and/or does not manage to contain expenses at reasonable levels, the Group's results of operations may fall below expectations. As a result of the rapidly evolving nature of the Group's business and the emissions trading market it operates in, together with the Group's limited operating history, the Directors believe that any period to period comparisons of financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. The Group's results may fluctuate from period to period as a result of a variety of factors including the timing of delivery of Offsets to third party buyers. If the Group's expenses increase more than it expects, the Group may not be profitable. As a result, the Group does not expect to pay dividends for the foreseeable future. The Group's results of operations may not meet the future expectations of public market analysts or investors and the market price of the Ordinary Shares could be substantially adversely affected.

Failure to meet contractual obligations

The Group has contracted under forward sales contracts to deliver CERs to the value of approximately €74 million to various third party buyers in the period up to 2008. The delivery of such CERs is dependent upon the Group achieving approximately 100 *per cent* of its planned production targets for 2005, 50 *per cent* of its targets for 2006 and 50 *per cent* of its targets for 2007 together with meeting the regulatory requirements necessary for the production of CERs. The Group needs to ensure that it is installing an adequate number of Biodigesters on farms in order to generate sufficient CERs to fulfil its contractual obligations under the Group's sales contracts. Achieving these production targets may be affected by factors outside the control of the Group including, but not limited to, any of the other risks set out in this Part II occurring. In addition, if any of the assumptions contained in the Group's business plan prove to be inaccurate and/or incorrect, there is a risk that the Group may be unable to deliver the contracted amounts of CERs to the various third party buyers.

If the Group fails to deliver any CERs that it has contracted to deliver to the various third party buyers under the Group's sales contracts, and such failure to deliver is due to the fault of the Group, it may be required by the third party buyers to purchase in the open market such CERs representing the delivery shortfall. The prevailing market price of such number of CERs cannot be predicted and may be at a price materially higher than the contracted price for the CERs. In such event, the Group could incur substantial costs and its financial condition, trading performance and prospects could be substantially adversely affected.

Need to raise capital

The Group's projections are based on its ability to raise additional debt financing in order to meet its planned capital expenditure requirements. The Group may not be able to secure such financing or it may not be available on commercially acceptable terms.

Limited operating history and track record of operating losses

AgCert was established in 2002 and is operating in a new, emerging industry. The first significant deliveries of Offsets are expected to occur in 2005 and as a result, there is a limited operating history. In the period since incorporation to 31 December 2004, the Combined Entity has incurred net losses of approximately €9.6 million. These losses reflect its personnel, research and development and marketing costs and the lack of revenue over that period. There can be no guarantee that AgCert will achieve profitability in the future.

Ability to manage growth

The Group is currently experiencing a period of rapid growth which has placed, and will continue to place, significant pressure on its management, sales, operational and financial resources. The Group's execution of its business plan and its future success will depend in part on the Group's ability to manage current and planned growth and expansion, the Group's success in continuing to implement and improve its operational, financial, sales and management information systems, and the Group's ability to attract, train, motivate and manage its employees. Furthermore there can be no guarantee that the planned increase in the Group's expenditure associated with this expansion will be matched with increased revenue. Any failure to manage the Group's current and planned growth may have a substantial adverse effect on the Group's business, financial condition, trading performance and prospects.

Risks associated with international expansion

The Group expects to incur substantial costs to achieve further geographic expansion in Latin America, the Asia-Pacific region and Europe. The Group's current international operations and planned further expansion in developing countries may be subject to various risks beyond the Group's control including possible unexpected changes in regulatory requirements, possible difficulties in staffing and managing foreign operations, possible difficulties relating to the enforcement of contracts, possible political change or instability, potentially adverse tax consequences, changes in laws and policies affecting trade and investment in jurisdictions where it operates, and language and cultural difficulties. If it is unsuccessful in increasing its

revenue in proportion, or in increasing proportion, relative to its costs, the Group may not be profitable and its business, financial condition and results of operations may suffer. Any such circumstances may have a substantial adverse effect on the Group's business, financial condition, trading performance and prospects.

Loss of producer's country comparative and competitive advantage

The Group's ability to produce Offsets would be reduced if the country from which it supplies Offsets were to lose its comparative and competitive advantages within the agricultural industry as a result of trade policy, tax, production economies or other factors. In such circumstances, the Group may be unable to deliver its contractual obligations to various third party buyers of CERs and this may have a substantial adverse effect on the Group's business, financial position, trading performance and prospects.

Host Country risk

The developing countries in which the Group currently operates or plans to operate carry a higher political and/or economic risk than some developed countries. As a result the Group may be exposed to political and economical upheaval or may be subject to unforseen administrative or fiscal burdens. At present the Group is not insured against this risk. Any such circumstances may have a substantial adverse effect on the Group's business, financial condition, trading performance and prospects.

Need to maintain and further develop strategic relationships

The Group intends to maintain and pursue additional strategic relationships in order to achieve its production targets, however if it is unsuccessful in maintaining and forming these relationships, or is less successful in doing so than its competitors, the Group may find it more difficult to achieve its business plan. Furthermore, the Group may also lose its existing strategic relationships if it fails to meet stipulated performance criteria.

Dependence on key individuals

The loss of the services of a significant number of the Group's Executive Directors, senior management and/or technical staff would be disruptive to the Group's development plans, business relationships and research and development capabilities. While the Group's Executive Directors, senior management and technical staff have entered into assignment of invention, non-compete and non-solicitation agreements, these key personnel may still leave or compete with the Group in the future. There can be no guarantee that a court would enforce the provisions of these contracts if the Group was to try to enforce them. As such, the loss of key personnel may have a substantial adverse effect on the Group's business, trading performance and prospects.

Attraction and retention of personnel

The Group's execution of its business plan and its future success is dependent upon its ability to identify, attract, train, motivate and retain professional staff with the requisite educational background and industry experience. There is a limited number of persons with appropriate knowledge and experience within the sphere of activity covered by the Group. Consequently, the replacement of any key personnel who were to leave the Group could be difficult and time consuming and the Group's trading performance and prospects could be substantially adversely affected if it fails to employ appropriate personnel with industry experience in a timely manner.

Competition

The emissions trading market is new and is evolving rapidly. As such there are likely to be various other entities that may compete with the Group in the sale of Offsets. The Group expects competition to intensify and the number of competitors to increase in the future. The Group's present or future competitors may develop technology and/or methodologies comparable or superior to that developed by the Group and such present or future competing technologies

and/or methodologies may generate a greater number of Offsets, be less expensive and/or introduce other advantages over the Group's technology/methodology. Competitors may also use the methodology developed by the Group as this methodology is publicly available. Additionally, the Group expects further competition from as yet unknown sources, which may be start-up organisations or established companies or countries entering into the emissions trading market, any of which may have greater financial, marketing or other resources than those available to the Group. This may place other competitive pressures on the Group by driving price reductions or causing reduced margins and/or loss of the Group's market share. Moreover, the Group's competitors may increase their market share by forming strategic alliances or the acquisition of competing companies. There can be no guarantee that the Group will be able to compete successfully against current or future competitors or that increased competitive pressures on the Group will not have a substantial adverse affect on the Group's business, financial condition, trading performance and prospects.

Risk of litigation

While the Group is not aware of any pending or threatened litigation against it, questions of infringement in this field involve highly technical and subjective analyses. Litigation may be necessary in the future to enforce any contracts to which the Group is a party or to enforce any other right afforded to the Group. There can be no assurance that adversaries to any litigation proceedings would not be able to devote substantially greater financial resources to any litigation proceedings or that the Group would prevail in any future litigation. Any such litigation, whether or not determined in the Group's favour or settled by the Group, could be costly and may divert the efforts and attention of the Group's management and other personnel from normal business operations. This may have a substantial adverse effect in the medium to long term on the Group's business, financial condition, trading performance and prospects.

Contracts with farmers

The Group is reliant upon the enforceability of its existing contracts with farms, formalising letters of intent with Mexican farmers and its Form As into formal contracts as well as entering into contractual relationships with new farms in the future to meet its business plan. There can be no guarantee that the Group will be able to consistently and uniformly enforce its arrangements with farmers. Such inability to enforce its arrangements with farmers may substantially adversely affect revenue.

There is also a risk that the Group would be unable to deliver contracted amounts of CERs in circumstances where the legal ownership of farms, which have had Biodigesters installed, is transferred to different entities and these entities do not contract with the Group in connection with the collection by the Group of data resulting in the production of Offsets. Such circumstances may substantially adversely affect the Group's trading performance and prospects.

Weather

Prolonged periods of wet and/or mild weather could undermine the demand for Offsets. This is because mild weather results in lower heating demands and wet weather results in increased hydro-electricity generation, both of which have the effect of reducing fossil fuel consumption and therefore GHG emissions.

Furthermore, adverse weather in the countries in which the farms are situated may affect the number of Offsets generated. This is because wet weather could delay construction work on Biodigesters and cold weather could reduce the rate of Biogas generation in operational Biodigesters.

Falling demand in relevant animal products

The Group's ability to produce Offsets could be substantially adversely affected if demand fell for the food products derived from the livestock on the farms contracting with AgCert both now and in the future. In such circumstances the Group may be unable to deliver its contractual obligations to various third party buyers of CERs and this may have a substantial adverse effect on the Group's business, financial information, trading performance and prospects.

Risk to livestock

If the farms on which the Group has contracted to install Biodigesters suffer an outbreak of disease, the number of livestock on such farms and the resulting production of Offsets could be adversely affected. In such circumstances the Group may be unable to deliver its contractual obligations to various third party buyers of CERs and this may have a substantial adverse effect on the Group's business, financial condition, trading performance and prospects.

Protection of patents and proprietary rights

No guarantee can be given that any patent applications will proceed to grant or that any granted patents will be enforceable and, if enforceable, will be sufficiently broad in their scope to provide commercially valuable protection to the Group. Even if the Group is able to secure enforceable, commercially valuable intellectual property protection, the costs associated with enforcement against a third party infringing the Group's rights may be substantial, and the outcome of any associated litigation may be uncertain.

The commercial success of the Group may depend upon non-infringement of patents granted to third parties who may have filed applications or who have obtained, or may obtain, patents which might inhibit the Group's ability to carry on its business. An infringement clearance search is no guarantee that the Group's business model will not infringe patents granted to third parties. The Group may need to utilise alternative methodologies or technologies or reach commercial terms on the licensing of other parties' intellectual property rights. There can be no guarantee that the Group will be able to obtain access to such alternative methodologies or technologies or be able to licence, on commercially acceptable terms or at all, such intellectual property rights.

In the event that third parties allege infringement by the Group of their intellectual property, even if the Group is ultimately able to successfully defend itself against such allegations, the costs associated with such defence may be significant and the Group may endure a long period of uncertainty regarding the outcome of such allegations. Any such circumstances may have a substantial adverse effect on the Group's business, financial condition, trading performance and prospects.

Liabilities and undetected defects in respect of Biodigesters

The Group may be subject to liabilities, including those related to environmental risks, with regard to any defects in connection with the Biodigesters installed on the farms. Some errors or defects may be discovered only after the Biodigester has been installed and in operation for a certain period of time. Any errors or defects discovered after commercial use could result in adverse publicity, damage to reputation, loss of revenue and market share, delay in market acceptance, diversion of management and financial resources, increased service or warranty or insurance costs, or claims against the Group. Although the Group has not experienced any liability claims to date, the installation of Biodigesters involves the risk of such claims being made. Any such circumstances may have a substantial adverse effect on the Group's business, financial condition, trading performance and prospects.

Insurance

While the Group has insurance in place, there can be no guarantee that any net insurance proceeds receivable by the Group would be sufficient to compensate the Group with regard to insured liabilities. Furthermore there can be no guarantee that adequate levels of insurance and at commercially acceptable premia will continue to be available in the future. Any such circumstances may have a substantial adverse effect on the Group's business, financial condition, trading performance and prospects.

Foreign exchange fluctuations

The reporting currency of the Group is the Euro and the functional currency of each of the Group's subsidiaries is that of the country in which the subsidiary is domiciled. A significant proportion of the Group's revenues, expenses and other liabilities may be denominated in

currencies other than the Euro, in particular US Dollars, Brazilian Reals and Mexican Pesos. Fluctuations in the value of other currencies, as compared with the Euro, could result in material transaction or translation losses which may have a substantial adverse effect on the Group's business, financial conditions, trading performance and prospects.

The Group does not currently engage in currency hedging activities although it may consider doing so in the future.

Risks related to taxation

Ownership of the Ordinary Shares entails certain risks regarding the application of tax laws of Ireland, the UK and other jurisdictions in which the Shareholders are organised, reside or operate. Investors should refer to paragraph 14 of Part VIII of this document for a more detailed discussion of the possible tax consequences of owning the Ordinary Shares.

Trading activity

If the Company is not regarded as a trading company for Irish tax purposes, the resulting additional income tax liabilities could substantially adversely affect the Group's business, financial condition and prospects.

The question as to whether a company is trading or not depends on the facts and circumstances which will apply and it is possible that the Irish tax authorities would not agree that the Company is trading based on the particular facts and circumstances that arise in the future. In such a case, the net income would be taxable at a corporate tax rate of 25 *per cent*. The Company intends to have sufficient activity and employees located in Ireland to ensure it is carrying on a trading activity for Irish tax purposes, in which case it will be subject to Irish corporate tax on its net trading income (including income from the sale of CERs) at the trading rate (currently 12.5 *per cent*). However, there can be no guarantee that the Company will in fact carry on a trade for Irish tax purposes and that it will be entitled to the trading rate of tax.

Furthermore, there can be no guarantee that the tax rates currently applying to trading (12.5 *per cent*) and non-trading (25 *per cent*) income will not be changed in the future.

Foreign jurisdiction taxation

The operations and activities of the Group in jurisdictions outside Ireland or the activities of its service providers could expose the Group to income taxes in jurisdictions outside Ireland which may substantially adversely affect the Group's business, financial condition and prospects. This will depend, in part, on:

- the nature of the Group's income and operations in these jurisdictions (carried on by employees of the Group or service providers on behalf of the Group); and
- the ability of the Group to claim treaty benefits under any applicable income tax treaties between Ireland and other jurisdictions.

There can be no guarantee that the activities of employees, officers, service providers and/or agents (including operating subsidiaries of the Company) will not expose the Group to income taxes in foreign jurisdictions on part or all of its income which could have a substantial adverse effect on the Group's business, financial condition and prospects.

Withholding taxes

The Group does not expect to suffer any material withholding taxes on receipts of income however, if such withholding taxes were deducted under the laws of any relevant jurisdiction, they could have a substantial adverse effect on the Group's business, financial condition and prospects (subject to any relief that may be obtained against tax that would otherwise be payable).

The Group may be required to deduct Irish dividend withholding tax at a rate of 20 *per cent* from dividends paid to certain Shareholders or where appropriate declarations have not been provided by other Shareholders.

US taxation of the Group and its shareholders

The Company has received opinions from KPMG LLP that (i) the Company should not be considered a US domestic corporation or a "surrogate foreign corporation" subject to net basis US income tax on all of its income at a rate up to 35 *per cent*, and (ii) none of the Company's income should be effectively connected with a US trade or business subject to net basic US income tax at a rate up to 35 *per cent*, plus an additional 30 *per cent* branch profits tax (subject to reduction under an applicable tax treaty). The correctness of KPMG LLP's opinions, and the Group's ability to avoid such taxes, are dependent in part on the way in which the Group operates in the future and in part on future actions under the control of AgCert International LLC. AgCert International LLC and its controlling members and owners have given the Company certain undertakings that they will act in a manner intended to reduce the risk of subjecting the Group to such taxes.

The Company will not seek a ruling from the US Internal Revenue Service ("IRS") on these issues, and the IRS may assert contrary positions. If the IRS successfully asserted contrary positions, the Company would be subject to 35 *per cent* net basis US income tax on all or some of its income. In addition, (i) in the event that the Company were to be considered a US domestic corporation, non-US shareholders of the Company would be subject to US withholding tax on all or some of their dividends received from the Company at a rate of 30 *per cent* (subject to reduction under an applicable tax treaty) and (ii) in the event that all or some of the Company's income were to be effectively connected to a US trade or business, the Company could be subject to an additional 30 *per cent* branch profits tax (subject to reduction under an applicable tax treaty). Such US taxes may substantially reduce any potential return to Shareholders.

REGULATORY RISKS RELATED TO THE BUSINESS

Regulatory infrastructure

The sale of Offsets by the Group to a third party buyer will take place through the CDM Registry or a National Registry. The regulatory systems and infrastructure in connection with the production and sale of Offsets is new and there can be no guarantee that the National Registries will be established or that the CDM Registry will be operational, thereby allowing the Group to deliver Offsets and so generate revenue.

Currently, no sales of Offsets have yet been conducted through the CDM Registry or a National Registry by the Group or anyone else and there can be no guarantee that such registries will permit the Group to transfer the Offsets to the third party buyers. If the Group is unable to complete any or a substantial number of sales through the CDM Registry or a National Registry, its business, financial condition, trading performance and prospects may be substantially adversely affected.

Registration of CDM Projects

While some CDM Projects have been registered by the UN Executive Board, AgCert has yet to register any such projects. There can be no guarantee that the Group's future CDM Projects will be registered by the UN Executive Board. If AgCert were unable to obtain registration for its CDM Projects it would affect the achievement of the Group's production targets. In such circumstances the Group may be unable to deliver its contractual obligations to various third party buyers of CERs and this may have a substantial adverse effect on the Group's business, financial condition, trading performance and prospects.

Funding of UN Executive Board

The UN Executive Board may not have sufficient resources available to manage the increase in new methodology submissions and the backlog of CDM Projects that have not as yet been registered. In such circumstances the Group may be unable to deliver its contractual obligations to various third party buyers of CERs and this may have a substantial adverse effect on the Group's business, financial condition, trading performance and prospects.

Issuance of CERs

No CERs have yet been issued to AgCert or to any other party by the UN Executive Board. There can be no guarantee that the UN Executive Board will issue CERs to AgCert in time for the Group to

meet its contractual obligations. In such circumstances the Group may be unable to deliver its contractual obligations to various third party buyers of CERs and this may have a substantial adverse effect on the Group's business, financial condition, trading performance and prospects.

Review of AgCert's methodology

Whilst AgCert's methodology is approved by the UNFCCC, there can be no guarantee that such methodology will not be reviewed, suspended or revoked in the future.

Lack of accredited DOE

No DOE has yet been accredited by the UN Executive Board to perform Verification in the sectoral scope of the Group including DNV which is the DOE responsible for the Verification of the Group's CDM Projects. Until a DOE has been accredited and submits its relevant report to the UN Executive Board, no CERs will be issued by the UN Executive Board in connection with CDM Projects in the Group's sectoral scope. In such circumstances the Group may be unable to deliver its contractual obligations to various third party buyers of CERs and this may have a substantial adverse effect on the Group's business, financial condition, trading performance and prospects.

DNA/Letter of Approval Risk

There can be no guarantee that DNA's will issue Letters of Approval on a timely basis or at all. Without Letters of Approval, the Group's CDM Projects cannot be registered with the UN Executive Board and CERs will not be issued. In such circumstances the Group may be unable to deliver its contractual obligations to various third party buyers of CERs and this may have a substantial adverse effect on the Group's business, financial condition, trading performance and prospects.

Risk of change to the Baseline

It is possible that, at any time in the future, the Baseline could be revised to a higher level so that the Offsets generated by the Group from the farms would be reduced or eliminated, thereby resulting in fewer or no Offsets being generated by the Group. In such circumstances the Group may be unable to deliver its contractual obligations to various third party buyers of CERs and this may have a substantial adverse effect on the Group's business, financial condition, trading performance and prospects.

Lack of regulatory infrastructure post 2012

Currently the targets for international climate change policy extends through to 2012 only and the COPs have not as yet agreed upon the form of structure and targets on international climate change policy after this period. As a result, there is a lack of clarity over the international regulatory framework after 2012 and there is a risk that unless agreement can be reached in connection with the form of structure and targets on international climate change policy after 2012, the Group may not be able to continue to develop CDM Projects and sell Offsets. In such circumstances the Group may be unable to deliver its contractual obligations to various third party buyers of CERs and this may have a substantial adverse effect on the Group's business, financial condition, trading performance and prospects.

Future financial regulation

The Company and/or its subsidiary undertakings may become subject to regulations in the future requiring it/them to be authorised by a financial regulator or such other entity in order to conduct its business. Any such compliance with any of the foregoing may result in increased costs to the Group and demands upon its resources, and may require management to spend time focusing on matters other than the Group's business.

Additional regulatory risks

There may be other risks which are outside the control of the Group in connection with the production and regulation of Offsets which may affect the Group's ability to deliver its contractual obligations to third party buyers. Any such circumstances may substantially adversely effect the Group's business, financial condition, trading performance and prospects.

RISKS RELATED TO THE EMERGING NATURE OF THE MARKET FOR OFFSETS

New market

The Offset trading market is new and rapidly evolving, however, at present, it does not possess the attributes of a developed market. As a result, there may be limited liquidity, high volatility and a lack of transparency in this market. Such circumstances may affect the achievement of targets set out in the Group's business plan and may have a substantial adverse effect on the Group's business, financial condition, trading performance and prospects.

Dependence on 'cap and trade' system

The Group's business strategy relies on a mandatory 'cap and trade' system being enforced until 2012. However, there is no guarantee that the system will be uniformly enforced or will continue in existence beyond 2012. Such circumstances may affect the achievement of targets set out in the Group's business plan and may have a substantial adverse effect on the Group's business, financial condition, trading performance and prospects.

Russian and Ukrainian 'hot air'

Due to an economic downturn since 1990, Russia and the Ukraine have a large number of AAUs under the Kyoto Protocol, which are referred to as 'hot air'. As a result, from 2008 onwards, these countries could release large volumes of Offsets resulting from their surplus AAUs into the market. This may have the effect of reducing the demand for the Offsets generated by the Group's CDM Projects. Such circumstances may affect the achievement of targets set out in the Group's business plan and may have a substantial adverse effect on the Group's business, financial condition, trading performance and prospects.

RISKS RELATED TO THE PLACING

Shares available for future sale

The Group is unable to predict whether substantial amounts of Ordinary Shares, in addition to those Ordinary Shares which will be available in the Placing, will be sold in the open market following the termination of the Lock-in Agreement. Any sales of substantial amounts of Ordinary Shares in the public market, or the perception that such sales might occur, may substantially and adversely affect the market price of the Ordinary Shares.

Expectation of volatile share price

Following Admission, the market price of the Ordinary Shares is likely to be volatile. The Group's operating results may fluctuate significantly in the future due to a variety of factors, many of which are outside the Group's control. These factors include variations in the results of operations, developments of the business or that of the Group's competitors and any regulatory changes affecting the Group's operations. This may cause significant fluctuations in the market price of Ordinary Shares.

Furthermore, stock markets in general, and the market for new high growth innovative companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. The market prices of some high growth innovative companies' shares reflect substantially higher valuations than their operating performance may warrant. There can be no guarantee that these market prices and valuations will be sustained. These broad market and industry factors may substantially and adversely affect the market price of Ordinary Shares irrespective of the Group's financial, trading or operational performance.

Absence of prior public trading

Prior to the Placing, there has been no public market for the Ordinary Shares. The Placing Price has been agreed between the Sponsors and the Company and may not be indicative of the market price for the Ordinary Shares following Admission. The subsequent market price of the

Ordinary Shares may be subject to wide fluctuations in response to many factors, including those referred to in this Part II, as well as stock market fluctuations and general economic conditions or changes in political sentiment that may substantially affect the market price of the Ordinary Shares, regardless of the actual performance of the Group.

Lack of liquidity

Due to the limited volume of Ordinary Shares that may be offered for sale or purchase from time to time and the potentially limited number of prospective buyers or sellers of Ordinary Shares, there can be no guarantee that the market for the Ordinary Shares will remain liquid or that all buy or sell orders for the Ordinary Shares will be fulfilled on a timely basis or at all. Any illiquidity of the Ordinary Shares may have a substantial adverse effect on the market price of the Ordinary Shares.

Potential US securities registration and compliance costs

An increase beyond a certain number of holders of record of Ordinary Shares worldwide as a result of trading in Ordinary Shares that occurs following the Placing could cause the Company to become subject to certain registration and filing requirements of the US Securities and Exchange Commission (the "SEC") pursuant to the US Securities Exchange Act of 1934 (as amended) (the "Exchange Act"). Generally, a company will be subject to such registration and filing requirements if, as of the end of its fiscal year, any class of its equity securities are held of record by more than 500 holders worldwide and the company has more than $10 million in total assets.

Compliance with the Exchange Act would result in the Company being required to file periodic and certain other reports with the SEC describing its results of operations and certain other corporate events. In addition, the Company would, as a result, become subject to certain of the corporate governance provisions of the Sarbanes-Oxley Act of 2002.

Required compliance with any of the foregoing would result in increased costs to the Group and demands upon the Group and its resources, and would require management to spend time focusing on matters other than the Group's primary operations.

Restrictions on certain Ordinary Share transfers

The Ordinary Shares have not been registered, and will not be registered, under the Securities Act or under the securities legislation of any state of the US. The Ordinary Shares are being offered only to non-US Persons (as defined in Regulation S under the Securities Act) outside the US in transactions exempt from the registration requirements of the Securities Act in reliance on Regulation S, further details of which are set out in Part VII of this document. Accordingly, the Ordinary Shares are deemed to be "restricted securities" as defined in Rule 144 of the Securities Act. The Ordinary Shares may not be offered, sold or delivered in the United States or to, or for the account or benefit of, any US Person during the one-year distribution compliance period unless the transfer is registered under the Securities Act, or pursuant to an exemption therefrom, such as certain transactions specified by Regulation S, and in accordance with all applicable Securities Laws of the United States and other jurisdictions. The Ordinary Shares and all offering materials will bear a legend describing restrictions on transfer to US Persons.

Each placee agrees amongst other things (i) that it is not (and is not buying for the account of) a US Person; and (ii) to re-offer or resell the Ordinary Shares only in accordance with the provisions of Regulation S, pursuant to registration under the Securities Act, or pursuant to an available exemption from registration. The above restrictions severely restrict purchasers of Ordinary Shares from reselling the Ordinary Shares in the US or to a US Person.

PART III

Information on the Group

INTRODUCTION

AgCert was founded in 2002 to produce and sell reductions in Greenhouse Gas emissions (referred to as Offsets) from agricultural sources on an industrial scale. These Offsets are intended to satisfy the requirements of the Kyoto Protocol and as such will be capable of being traded on the newly established European cap and trade system, the European Union Emissions Trading Scheme ("EU-ETS").

The Group's methods enable it to produce Offsets through the capture and combustion of Biogas containing Greenhouse Gases, primarily methane, emitted from modified animal waste management systems ("AWMS"). To achieve this, AgCert has developed proprietary systems and processes which have been designed to be fully scalable and adaptable to the AWMSs of large confined animal feeding operations ("CAFOs") including those for swine, dairy and poultry. As at 27 May 2005 the Group had arrangements relating to over 500 farms in Brazil and Mexico (comprising 256 farms under contracts, 170 farms under letters of intent and the balance under Form As) under which it secures the exclusive rights to any Offsets derived from the farmers' modified AWMSs for a ten year period from the date of the contract.

The Group has entered into one of the largest reported forward sale contracts relating to the supply of CERs, a form of Offset, and in total has contracted under forward sales contracts to deliver CERs to the value of approximately €74 million to customers including Nuon, BHP Billiton and EDF. More broadly, the Group intends to sell its Offsets to large industrial emitters, governments, funds and energy traders.

The entry into legal force of the Kyoto Protocol on 16 February 2005, along with the EU's voluntary early adoption of emissions reduction targets under the EU-ETS, has created a significant demand for Offsets. The purchase of Offsets enables Greenhouse Gas emitters, including countries and commercial entities such as power generators, to ensure that their net Greenhouse Gas emissions remain within specified limits in order to avoid financial penalties. In addition, the Directors believe there will be significant speculation in Offsets. Point Carbon forecasts that the global market for Offsets is likely to reach €34 billion by 2010 including primary demand and secondary trading. Estimates of the primary demand in Europe for Offsets is 60 to 70 million Offsets per annum until 2008, rising to approximately one billion Offsets per annum from 2008 to 2012, when considered globally.

AgCert has identified agriculture as one of the largest commercial opportunities for Offset production and expects to be a leading supplier of Offsets from this sector. Agriculture is responsible for around 20 *per cent* of the world's annual GHG emissions. Under the Kyoto Protocol, any reductions in GHG emissions derived from this sector qualify as CERs provided they are derived from projects that have been Validated by a DOE and Registered by the UN Executive Board and are properly Verified and Certified according to the stringent requirements laid down by the UN. AgCert's proprietary systems and processes include one of only two UN approved large scale methodologies for the production of Offsets in the agricultural sector. This has given the Group early strategic advantages in capitalising upon the rapidly evolving carbon based emission trading markets. As at 27 May 2005, the Group had initiated the modification of AWMSs on 294 farms in Brazil and Mexico which are expected to create Total Credit Reserves of approximately 20 million Offsets over the life of the agreements. The Group is currently awaiting various regulatory approvals with regard to Verification of the Offsets and their Certification as CERs.

The Group's strategy is to expand rapidly its Offset production and resultant sales capacity by developing its existing contracted sites and further deploying its turnkey AWMS modification methods both geographically and across livestock species beyond its current focus on swine.

HISTORY AND DEVELOPMENT

AgCert was founded in 2002 by XL TechGroup and certain AgCert employees to exploit the opportunity for GHG emissions reduction in the agricultural sector. Due to the then lack of accepted industry GHG standards, and to capitalise on AgCert's identified opportunity, in mid-2002 AgCert International LLC signed a Cooperative Research and Development Agreement ("CRADA") with the Agricultural Research Service of the US Department of Agriculture ("USDA") entitled the "Development of Greenhouse Gas Algorithms for Agricultural Systems", through which it could develop its systems and processes. Subsequently, AgCert International LLC went on to sign the first of its data licensing contracts with a farm owner in the US on 25 January 2003.

In early 2003, ACIII acquired a controlling interest, and since then both ACIII and XLTechGroup have supported AgCert financially and operationally. During that year, AgCert recognised that the United States was unlikely to ratify the Kyoto Protocol in the foreseeable future. Consequently it created and submitted a methodology for review by the UNFCCC based upon the production of Greenhouse Gas Offsets in Annex 1 Countries that meet the criteria for developing countries on CDM Projects. In addition, AgCert initiated and submitted the first of three patent applications.

In 2004, the UN Executive Board approved AgCert's methodology entitled "GHG Mitigation from Improved AWMS in Confined Animal Feeding Operations". The Group then initiated, completed and inaugurated its first GHG mitigation project on a farm in the state of Minas Gerais, Brazil and began accruing potential Offsets. During 2004 AgCert also entered into its first forward sale contract with Nuon, a large industrial emitter.

The EU-ETS and the Kyoto Protocol came into force on 1 January 2005 and 16 February 2005 respectively. Operationally AgCert continues to expand in Mexico where it has submitted its first PDDs and has received two Letters of Approval from the Government of Mexico, and in Brazil where it has submitted its first PDD for approval. AgCert has also submitted its first PDD in the dairy sector to the Mexican DNA. AgCert has begun project activities, such as site assessment and design, at over 400 farms in Brazil and Mexico, making these farms eligible for early production of CERs under the Prompt Start mechanism, provided AgCert is able to register the CDM Projects to which these farms relate with the UNEB by 31 December 2005. The Group has experienced increasing interest from potential buyers of CERs in 2005 and has entered into further forward sales contracts.

In April 2005, the Company entered into an agreement providing for a €7.8 million investment by IFC, member of the World Bank Group. The Directors anticipate that IFC will play an important role in assisting the Group to expand into new markets in Asia.

THE GROUP'S MARKET

Background to creation of market for Offsets

The market for Offsets has resulted from the entry into force of the Kyoto Protocol, whereby signatory countries are required to limit their emissions of GHGs to mitigate the global greenhouse effect, and by the EU's early adoption of GHG emissions reduction targets imposed by the Kyoto Protocol.

The model set out under the Kyoto Protocol is based on a cap and trade system. This is an established trading approach and is based upon the system used for the reduction of gases associated with acid rain, notably sulphur dioxide and nitrous oxide, that has been used in the US and Canada since 1995.

Greenhouse effect

The greenhouse effect describes the effect by which a build up of certain gases in the Earth's atmosphere prevents thermal energy from escaping into space, thereby increasing the temperature on Earth. Such gases include carbon dioxide, methane and nitrous oxide and are described as Greenhouse Gases. While it is recognised that a certain sustainable level of GHGs is essential to maintain the Earth's temperature, the opinion of the 146 Kyoto ratifying countries is that, due to increases in industrial and agricultural emissions of GHGs, global GHG levels are far

exceeding this sustainable level and thereby causing increases in the Earth's surface temperature or global warming. Currently, an estimated 22 billion tCO_2e are emitted globally on an annual basis as a result of human activities. It is thought that global warming will result in changes to the Earth's climate over the course of this century, more commonly known as climate change. Governments around the world have recognised that reductions must be made to GHG emissions to slow or reverse the build up of GHGs in the atmosphere in order to prevent the potentially devastating effects of climate change on Earth.

Political steps taken to reduce the greenhouse effect

In March 1994, 166 nations established the UNFCCC and thereby broadly set out a framework in which GHG emissions could be reduced from their 1990 levels.

In December 1997 at Kyoto, Japan, world leaders made further commitments to reduce GHG emissions when they signed the Kyoto Protocol. Russia ratified the Kyoto Protocol in November 2004 and as a result the Kyoto Protocol entered into legal force on 16 February 2005. Most industrialised nations have ratified the Kyoto Protocol, with the notable exceptions of the US and Australia, and these industrialised nations are defined as "Annex B Parties" under the Kyoto Protocol.

The Kyoto Protocol sets legally binding limits on Greenhouse Gas emissions in Annex 1 Countries and these countries have committed to reduce their GHG emissions by, on average, 5.2 *per cent* as compared with their 1990 levels. The Kyoto Protocol envisages three market based implementation mechanisms (known as "flexible mechanisms") aimed at reducing emissions and minimising the cost of reducing GHG emissions: emissions trading; CDM Projects; and JI Projects.

(i) *Emissions trading*

Under the Kyoto Protocol, countries will be able to trade Offsets in order to comply with GHG emissions reduction targets imposed by the Kyoto Protocol. As set out in the paragraph entitled "Development of markets in Offsets" of this Part III, the EU has also implemented an emissions trading system, known as the EU-ETS, which came into effect on 1 January 2005.

(ii) *CDM Projects*

CDM Projects operate in a similar way to JI Projects but are focused on GHG emission reduction projects in developing countries rather than in developed countries. Such countries do not have their own GHG emissions reduction targets under the Kyoto Protocol or the EU-ETS. The objective of CDM Projects is to promote sustainable and environmentally friendly economic development in these developing countries.

Offsets generated from CDM Projects are known as CERs and the procedure by which CERs are produced is set out in the section entitled "Certification and regulation" of this Part III. Under the rules of the EU-ETS, these CERs may be offset against GHG emission reduction targets although it is up to each individual Member State to enact national legislation to allow the use of Offsets in its country.

The Group's business plan relies on the production of CERs from CDM Projects.

(iii) *JI Projects*

JI Projects allow developed countries to invest in GHG emissions reduction projects in other developed countries (that is, Annex I Countries subject to GHG emission reduction targets from 2008 onwards), provided those projects result in real, measurable and long term reductions in GHGs. Subject to various conditions, if the investing party can show that it has achieved reductions in GHG emissions, it will be awarded Offsets, known as ERUs, which can be offset against the investing party's own emission reduction targets or sold to third party buyers. However, JI Projects will not be eligible to receive ERUs until the first commitment period of the Kyoto Protocol which commences in 2008.

Development of markets in Offsets

The EU-ETS will be implemented in two stages: phase I (2005-2007) and phase II (2008-2012) with phase II corresponding with the first commitment period of the Kyoto Protocol.

Each member of state of the EU has ratified the Kyoto Protocol which requires the EU to reduce its GHG emissions by 8 *per cent* below 1990 levels in the first commitment period (2008-2012). The EU's commitment is apportioned between the Member States under a Burden Sharing Agreement ("BSA"). Furthermore, the EU has voluntarily committed to reduce its GHG emissions sooner than required under the Kyoto Protocol. As a result, the EU has implemented the EU-ETS which came into effect on 1 January 2005 and is the first regulatory enforced commercial market for Offsets in the world.

Under the EU-ETS, as under the Kyoto Protocol, GHG emissions are quantified according to tonnes of carbon dioxide equivalent. An EU allowance ("EUA") is equivalent to one tonne of carbon dioxide equivalent ("tCO_2e"). In order to reduce GHG emissions, the EU-ETS requires each Member State to draw up a National Allocation Plan ("NAP") which states the total number of allowances that it intends to allocate for the relevant period, consistent with its actual and projected progress towards its obligations under the BSA and other factors, and how it intends to allocate those allowances to individual emitters covered by the EU-ETS. Each Member State's NAP must be approved by the European Commission. This compliance structure is designed to encourage GHG emission reductions and is expected to foster the development of a trading market in Offsets.

Phase I 2005 to 2007

During this period, any emitter exceeding its GHG emissions limit in any given year will be subject to a fine of €40 per tCO_2e in excess of its allowed limit as well as having to reduce emissions or purchase such number of Offsets to correct the excess over such limit. In addition, the emitter will be publicly named on the European Union's website. During phase II, the fine will be increased to €100 per tCO_2e in excess of the limit. Therefore there is a strong incentive for GHG emitters to purchase GHG Offsets if they are unable to reduce their emissions in order to avoid these penalties. The only emission reduction credits other than EUAs that may be used to offset emissions throughout phase I and phase II of the EU-ETS are CERs arising from CDM Projects.

The driving principle behind the Kyoto Protocol is to reduce GHG emissions and, as a result, the limits imposed have been set at levels to encourage a reduction in emissions. In order to reduce its GHG emissions and so comply with the limits imposed on it, an emitter can either invest in technologies that will result in reducing its GHG emissions, purchase reductions from an emitter who has a surplus or purchase Offsets to mitigate against its GHG emissions. The technology option, under which emitters would purchase technological improvements that allow them to reduce emissions, is likely to be uneconomic for most large emitters and most emitters affected by the GHG reduction commitments are not expected to be in a surplus situation. Therefore, an emitter's most cost effective solution is likely to be to purchase Offsets, allowing the emitter to meet its GHG reduction commitment.

It is estimated that during phase I of the EU-ETS there will be a need for Member States to purchase 60 to 70 million Offsets per annum to avoid paying the penalties highlighted above.

Phase II 2008 to 2012

This period is expected to see further development of the global GHG emissions reduction market. The EU-ETS will enter phase II with larger fines of €100 per tCO_2e, if any emitter emits more than its GHG limit, and a limited ability to carry over EUAs from one year to the next after 2008. The first commitment period of the Kyoto Protocol will commence in 2008 with all Annex 1 Countries being subject to GHG emissions reduction targets. As a result, the market for GHG emissions reduction credits is expected to increase during this period in response to demand from emitters in Annex 1 Countries, which include Japan and Canada. However, from 2008 onwards, Offsets derived from JI Projects will be capable of being Certified and traded in the same way as CERs. This is expected to increase the supply of credits available for purchase to partially meet the anticipated rise in demand. Estimates of the global primary demand for Offsets from 2008 to 2012 is approximately one billion Offsets per annum.

Market outlook

Trading in Offsets commenced in 2003 and has grown rapidly since then. In 2004, Offsets in respect of an estimated 94 million tCO_2e in total were traded at an average price of €4 per tCO_2e*.

This activity is estimated to increase substantially in 2005, both in terms of volume traded and average price per trade, with approximately 382 million tCO_2e expected to trade at an average price of €5.5 per tCO_2e. An estimated 16.5 *per cent* of this market will be attributed to CDM related activities*.

Furthermore, the EU-ETS segment is expected to dominate the market as a whole with trade of approximately 250 million tCO_2e at an average price of €6.4 per tCO_2e, representing total trade of approximately €1.6 billion. Higher estimates have been made of trade volume and price suggesting total trade values of up to €7.2 billion at a price of up to €12 per Offset*.

In establishing the EU-ETS, the EU has created the first stage of a global market in advance of any other parties and the EU-ETS is expected to drive the market for Offsets in Phase I.

The current market for Offsets primarily consists of the following segments:

Market segment*	Tradable Offset
EU-ETS	Allowances (EUAs) Kyoto Protocol Flexible Mechanism Instruments (CDM Projects: CERs & JI Projects: ERUs)
Kyoto Protocol	Kyoto Protocol Flexible Mechanism Instruments (CDM Projects: CERs & JI Projects: ERUs) Allowances (AAUs)
Voluntary (non regulatory)	Verified Emission Reductions (VERs) Emissions Reductions (ERs)

The EU-ETS segment currently comprises trades made between EU emitters of their EUAs. However, in due course, it is expected to also comprise a market for CERs such as those which AgCert intends to produce. There are forward contracts being entered into under which CERs are priced at a discount to EUAs reflecting, in the Directors' view, the uncertainty of CER registration timing and various counterparty issues in connection with CER supply. At present JI and AAU are small segments of the market as the Offsets arising from such projects or allowances cannot be utilised before 2008.

AgCert intends principally to produce CERs. CERs are the only instruments which will be tradable in all of the above listed market segments.

A voluntary (non regulatory) market is developing both for unregulated industrial sectors and consumer orientated retail sales. Such markets may be satisfied with Verified Emission Reductions ("VERs"), which are those which have been verified by a third party, or Emission Reductions ("ERs"), neither of which generally meet the administrative requirements required by the regulatory market segments under the EU-ETS and Kyoto Protocol. Pricing for such transactions is often unreported.

THE GROUP'S BUSINESS

Introduction

The Group's business is the production and sale of Offsets derived from agricultural sources on an industrial scale. AgCert expects to produce Offsets through its standardised process and modifying existing AWMSs through the deployment of its UN approved methodology and use of its proprietary data management systems.

*Source: Point Carbon

These Offsets will then be pooled for sale across a spectrum of buyers including large industrial emitters, governments, funds and energy traders.

The Group enters into long term agreements with farm owners pursuant to which it modifies their existing AWMSs. These farms normally have large, open lagoons containing livestock effluent which release Biogas, containing methane, into the atmosphere. AgCert's modifications involve re-directing the effluent into a Biodigester with an impermeable cover, which captures the Biogas. It is then burnt, using a flare, to produce carbon dioxide and water. Methane has a global warming potential ("GWP"), which describes its potency as a GHG, of 21 compared with carbon dioxide which has a GWP of 1. Therefore burning methane to create the same amount of carbon dioxide reduces the total GWP by approximately 95 *per cent*.

Offset generation by the Group

Agricultural sector

AgCert has identified agriculture as one of the largest commercial opportunities for Offset production for, while it is responsible for around 20 *per cent* of the world's annual Greenhouse Gas emissions, GHG emitters in this sector have not been targeted for reduction by the Kyoto Protocol. AgCert has specifically targeted emissions reduction from high intensity livestock farms as the Directors believe these allow for the production of CERs on an industrial scale, the pooling of significant volumes of CERs for sale and which can offer attractive returns. AgCert has initially targeted farms in developing countries as Offsets produced from CDM Projects in those countries qualify for sale as CERs under both the Kyoto Protocol and the EU-ETS.

Methodology

AgCert's ability to modify existing AWMSs and thereby create Offsets depends on its ability to demonstrate and record the difference between the Baseline and the emission levels recorded as a result of the Group's modification of the existing AWMS. Existing AWMSs in the Group's targeted farms include some type of waste pooling methodology, such as large open air lagoons up to several hectares in size. GHG emissions from such systems are dependent on a number of factors including ambient temperature, water content, type and depth of pooling system and ambient light.

AgCert has devised a methodology, designated AM0016, which has been approved by the UNFCCC and determines not only the Baseline emissions levels, but also the emissions levels after AgCert's modification of the existing AWMS and provides a method to control the emission process from the animal waste. The methodology is designed to enable AgCert to demonstrate and record, to the satisfaction of the UNEB and its nominated agents, the resulting emissions reduction produced as a result of AgCert's methodology and modifications.

Although there are currently 23 UN approved methodologies in existence for the production of Offsets, AgCert's methodology is one of only two approved large scale methodologies which target the agricultural sector. Other methodologies specifically target emissions reductions in other non-agricultural sectors, such as the electric power generation sector.

On the basis of its methodology, AgCert has developed a turnkey system of processes and techniques whereby an AWMS can be adapted in order that GHGs can be captured from the animal waste. In the first instance, AgCert's system monitors and captures methane. However, the Directors believe that AM0016 may give AgCert the potential, with further research and development, to measure the emissions reductions of more potent Greenhouse Gases, such as nitrous oxide.

To establish an Offset producing AWMS with a new farmer, AgCert employs four standard steps:

(i) *Data collation*

Through the processing of a Form A, data is collected from the farm to ensure, in part, that the farm qualifies under AgCert's methodology. This data is then entered into AgCert's data management system to allow the maintenance of ongoing records and the calculation of the Baseline and estimated Offset production.

(ii) *Site assessment*

The site is inspected by AgCert personnel to ensure accuracy of the initial data collation and to confirm the suitability of the site for the construction of Biodigesters.

(iii) *Construction of Biodigesters and other systems*

The Biodigesters and a secondary lagoon for storage of digested waste are installed using local contractors. All ancillary systems are also put in place including the specialist cell lining, impermeable cover, piping, flare meter and generation unit.

(iv) *Deployment of operations and maintenance plan*

To ensure long term project viability, the Group undertakes ongoing responsibility for operations and maintenance tasks on the projects, as specified in the DOE approved operations and maintenance plan.

Arrangements with farmers

For the production of Offsets, the Group is reliant on its relationships with livestock farmers and its arrangements with them. The Directors believe AgCert's proposition is mutually beneficial to both parties. AgCert owns the Offsets generated from the AWMS while the farmers benefit from a share of the revenue from the sale of Offsets. In addition, the farmers receive a range of co-benefits, including reduction of localised environmental issues (often penalisable by fines) related to waste leakage from existing systems, as well as a free supply of fertiliser and Biogas, the burning of which can be used to generate renewable energy.

Currently, AgCert's contracts with farmers in Latin America are ten year contracts and confer upon AgCert the sole rights to all Offsets and other environmental benefits derived from data collected by AgCert from the farmer during the term of the contract. The farmer retains ownership of the manure and the Biogas generated. The contracts are produced using the Group's IT system in the farmer's local language.

The contracts that AgCert enters into with farmers provide for the farmer to receive a proportion of the revenue generated from the sale of CERs produced from his farm. At current CER prices the percentage payable to the farmer varies between 10 and 35 *per cent* dependent on the farmer's contribution to the capital expenditure cost of installing the Biodigester on his farm as well as his contribution to the operations and maintenance cost. As at 27 May 2005 the Group had entered into agreements relating to 256 farms in Brazil on the basis that the farmer finances the cost of installing the Biodigester and the operations and maintenance costs in return for a percentage of revenue towards the higher end of the range. The Group is currently in the process of offering these farmers the opportunity for the cost of the Biodigester to be financed by AgCert in return for a revenue share at the lower end of the range. A number of the contracts with the 30 farms in Brazil on which Biodigesters are now operational are now on this amended basis. On the basis of the Group's experience to date, the Directors believe that an increasing number of farmers will opt for the modified contract as it avoids them having to finance the cost of the Biodigester as well as the required operations and maintenance.

Current status of operations

Production

As at 27 May 2005, the Group had arrangements relating to over 500 farms in Brazil and Mexico (comprising 256 farms under contracts, 170 farms under letters of intent and the balance under Form As) and the Group has initiated construction activity at 294 farms of which 194 were in Brazil and 100 were in Mexico. Of this number, 31 farms are completed and 26 are accruing Offsets subject to Verification and Certification under Prompt Start.

Sales

As at the date of this document, in anticipation of creating a pool of CERs, AgCert had entered into forward sales contracts totalling approximately €74 million with customers including Nuon, BHP Billiton and EDF. Under the terms of these contracts, the Group has forward sold approximately 100 *per cent* of its anticipated production capacity for 2005, approximately 50 *per cent* of its production capacity for 2006 and approximately 50 *per cent* for 2007.

The Group is currently awaiting various regulatory approvals with regard to Verification of the Offsets and their Certification as CERs.

BUSINESS DEVELOPMENT AND PROSPECTS

Corporate strategy

The Group's strategy is to expand its production base rapidly by commencing the modification of AWMSs on farms where it has already entered into arrangements with farmers and by rolling out its turnkey AWMS modification methods both geographically and across additional livestock species through the entry into contracts with additional farms. In addition, the Group has ongoing research and development initiatives targeted at improving the production yield and efficiency of current and future AWMS modifications.

The Group's current sales strategy is to continue to address the existing EU market and expand into non-EU Kyoto Protocol markets such as Japan and Canada. Furthermore, the Group has also identified potential opportunities for sales to voluntary emissions reduction customers and developing compliance markets in the US.

Production strategy

CDM Projects

AgCert's production operations have initially focused on swine farms in Brazil and Mexico. In addition, the Company has identified viable opportunities in other Latin American countries to expand its production base, notably in Chile and Argentina. The Company has signed letters of intent with swine farms in Chile and Argentina. The Group intends, wherever possible, to use its existing Brazilian suppliers and personnel to install and operate facilities in these countries.

The Company has also identified other markets and opportunities for swine based production operations in Asia including China, the Philippines, Vietnam, Thailand and South Korea. The Group has been conducting early stage due diligence on these markets through a number of routes including working with IFC. The Group anticipates entering these markets through its established relationships with feed companies, breeding stock suppliers and nutrition/animal health networks. AgCert plans to prioritise these expansion opportunities based upon, amongst other things, specific market conditions, current country DNA/CDM/Kyoto Protocol status and experience, local laws, Baseline issues and the ability to identify and then establish relationships with key equipment and technology suppliers.

Expansion of production into additional livestock sectors is key to the Group's strategy. Two of the largest commercial dairy inventories in the world are in Brazil and Mexico. In order to address this opportunity, the Group has initiated operations in the dairy sector in Mexico and has plans to do so in the near future in Brazil. The Directors believe that the Group has a number of advantages supporting its entry into the dairy and other animal sectors including its ability to apply its approved methodology and use its existing regulatory relationships and established infrastructure. Brazil is the largest exporter of poultry in the world and the Group is also currently examining the opportunities to expand its operations into this sector.

Joint Implementation Projects

Joint Implementation under Article 6 of the Kyoto Protocol provides for Annex I Countries to implement projects that reduce GHG emissions in other Annex I Countries in return for ERUs. It is expected that most JI Projects will occur in Annex I Countries whose economies are in transition, such as those in Eastern Europe. The Company has conducted preliminary due diligence on these markets and believes that opportunities exist, principally in the swine sector, for the roll-out of operations in anticipation of increased market demand in 2008.

Canada and the United States

Although formalised national markets for locally generated Offsets do not yet exist in Canada or the United States, the Company has established a presence in these territories in anticipation of future systems being established.

Canada is a signatory to the Kyoto Protocol and is actively developing rules and regulations for locally generated Offsets. The Group has agreements with approximately 350 farms in Canada and is working with the appropriate authorities to gain the necessary approvals for the production of Offsets. However, until such regulatory approvals are established, the Group's activities in Canada are not expected to require the significant expenditure of resources.

In the United States, the Group has agreements with approximately 1,250 farms and is currently monitoring the development of voluntary and mandatory GHG emissions reduction systems. The Directors believe that the United States has the potential to be a significant market for its methodologies and business.

Research and development

The Group's research and development team is currently evaluating various animal production practice changes, technology applications and engineering solutions to enhance the economic efficiency and increase the production yield of Offsets arising from the deployment of its approved methodology. Furthermore, AgCert is researching new technologies and methodologies which may have the potential to generate Offsets from different agricultural sources.

Sales strategy

The Group's sales strategy is guided by its Offset production process and by developing long term buyer relationships.

Offset production process

The Offset production process has been designed to enable the creation of a large renewable pool of Offsets (rather than Offsets relating to a particular project) although the Group has agreed that certain customers will have priority over the Offsets from certain specified projects. The Directors believe that the use of standardised systems and processes to create a pool of Offsets differentiates AgCert from other suppliers of Offsets in the marketplace and will enable it to offer Offsets to its customers in large quantities. In addition, the Directors believe a pool of Offsets will provide other benefits to the Group and its customers including the reduction of delivery risk due to having increased production diversification.

Long term buyer relationships

The Directors believe that long term, sustainable customer relationships will build overall Offset sales. The Directors believe that a core group of large, multi-national customers will undertake recurring business with the Group and that this recurring business will be driven by the Group's Offset inventory and levels of service provided. The Group's market can be broadly divided into compliance and speculative buyers:

(i) *Compliance buyers*

Compliance buyers will need to purchase Offsets to ensure that they meet their GHG emissions reduction requirements. Most buyers are currently based in the EU due to the implementation of the EU-ETS, however the Group has seen increasing buying interest from Japan since the Kyoto Protocol came into legal force in February 2005. Compliance buyers are currently concentrated in the power and heat generation industry, and in certain energy-intensive industrial sectors, such as oil refineries, coke ovens, iron and steel plants and in companies making cement, glass, lime, bricks, ceramics, paper and pulp, all of which are specified in the rules of the EU-ETS. In addition, many of the national governments have carbon reduction commitments that are being met through the creation of carbon Offset purchasing funds.

In some cases, companies with in-house trading capabilities are bundling commodities, like coal and gas, with Offsets and then marketing the package to their own customers who have emission reduction compliance requirements.

The Directors anticipate the number of compliance buyers will increase prior to 2008 based on two developments: (i) it is anticipated that more industries may fall under carbon reduction regulation under the EU-ETS; and (ii) large emitting countries outside the EU, such as Japan and Canada, will be subject to GHG emissions reductions targets from 2008 under the Kyoto Protocol; and

(ii) *Speculative buyers*

Speculative buyers purchase Offsets with the intent of making a financial gain from arbitrage opportunities. These buyers may include those who also have compliance requirements, trading companies and speciality funds.

Business plan

During the course of the next two years, the Group plans to spend approximately €100 million to expand rapidly its Offset production and resultant sales capacity by commencing the modification of AWMSs on farms where it has already entered into arrangements with farmers and by rolling out its turnkey AWMS modification methods both geographically and across additional livestock species through the entry into contracts with additional farms. The Group anticipates that this funding requirement will be met through the net proceeds of the Placing together with additional funds which the Company plans to raise through debt financing within the next two years.

Non financial operating data and future milestones

In the absence of historical revenue to date, the Directors consider there is non-financial operating data which can be used to indicate the performance of AgCert's business. This non-financial operating data is used by the Directors in managing AgCert's business and will be reported in subsequent interim and annual reports.

For the purposes of managing AgCert's business, the Directors review the estimated Total Credit Reserves of Offsets the Group expects to generate over the life of the contracts it has with farmers, together with the number of new farms where modification of the AWMSs has been initiated and completed.

As at 27 May 2005, the Group had initiated the modification of AWMSs on 294 farms in Brazil and Mexico which are expected to create Total Credit Reserves of approximately 20 million Offsets over the life of the agreements.

Under its roll-out programme, the Group intends to have initiated construction at approximately 800 farms by the end of 2005, approximately an additional 900 farms by the end of 2006 and approximately a further 600 farms by the end of 2007. Using the formulae from the Company's methodology, along with data from the farms, it is estimated that these farms have the potential to produce an aggregate of approximately 50 million, 140 million and 200 million Total Credit Reserves by the end of 2005, 2006 and 2007, respectively over the duration of existing contracts and, as applicable, the contracts anticipated in the business plan to be entered into with farmers. It should be noted that the actual rate of production of Offsets by the Group is incremental and accumulates as additional sites become operational. Some variability in this rate could occur as a result of, amongst other things, weather and availability of adequate construction resources and materials.

The Directors intend that these Offsets will be sold through a combination of forward sales contracts and spot sales. However, it should be noted that as farms are not the same, in terms of the number and type of animals they farm and therefore the number of Offsets they produce, the number of contracted farms is not necessarily proportional to the Total Credit Reserves accrued by the Group. Nonetheless, the number of farms is used as a broad indicator by the Directors as to the progress of the Group's deployment of capital to fulfill its business plan.

The Group's immediate milestone in the current year is the Registration and Verification of Offsets from its contracted farms, thereby enabling the Group to deliver CERs under its existing forward sales contracts and subsequently recognise that revenue.

COMPETITION

Barriers to entry

The Directors believe that the AgCert Group is the only producer of Offsets with turnkey systems and processes which are fully scalable and operational. The Group has invested significant resources into developing a methodology for the agricultural sector which has been approved by the UN. In addition, the Group has developed a proprietary computer system to monitor, record and measure Offset production at any site, using both a global positioning system and time-stamped data, through which it expects to manage its Offset production.

The Group enters into ten year relationships with its supplying farmers in Latin America, thereby securing Offset production capacity for that period. With carefully chosen strategic partners in place to aid its expansion plans, a detailed knowledge and experience of the new and complex regulatory structure, proprietary intellectual property as well as systems and processes, the Directors believe the Group has significant barriers to entry to discourage potential competitors from Offset production on an industrial scale from the agricultural sector.

The Directors believe the Group is likely to face limited competition for the sales of Offsets from the simulation of its own business model as well as from two other sources set out below.

Alternative sources of Offset production

There are alternative sources of Offsets available for purchase besides those available from AgCert, albeit market observers, including the World Bank, have stated that the supply of Offsets during the Kyoto Protocol period will be very limited. Such alternative sources generally arise from other CDM Projects and from JI Projects. In total, it is estimated that there are currently approximately 350 such projects, potentially yielding an estimated 535 million tCO_2e over the project lives, which have reached PDD level *(Source: PointCarbon)*.

(i) *Other agricultural projects*

There is currently only one other approved methodology for the large scale production of Offsets from agriculture. This is owned by AgroSuper Limitada and is based on methane capture and reduction from one site at Peralillo in Chile.

(ii) *Projects addressing more potent GHGs*

Projects that reduce emissions of nitrous oxide and the GHG families of perfluorocarbons and hydrofluoro carbons have the potential to yield high volumes of CERs because the GWP of these gases is many times higher than that of carbon dioxide (nitrous oxide is 310 times greater, hydrofluorocarbons are between 140 and 11,700 times greater and perfluorocarbons are between 6,500 and 9,200 times greater than carbon dioxide). The current methodology for reducing perfluorocarbons and hydrofluorocarbons is under review by the UN and is currently suspended. However, the Directors do expect such a methodology to be permitted at some point in the future.

In addition, a nitrous oxide methodology has been recommended by the Methodologies Panel and these nitrous oxide generated Offsets may begin production as early as 2006.

(iii) *Landfill gas projects*

Landfill projects represent a source of competition. As of 15 April 2005, there were 22 projects, reliant on several different methodologies, awaiting Validation.

(iv) *JI Projects*

JI Projects reduce emissions in the Host Country and free up part of their allocation which can then be transferred to another Annex I Country in the form of ERUs. These are subtracted from the Host Country's allowed emissions and are added to the total allowable emissions of the other Annex I Country. However, while projects may start generating Offsets from 2000, the resulting ERUs can only be used to offset emissions from 2008, even in the EU-ETS.

Substitution

(i) *Technology*

An emitter may be able to meet its GHG reduction obligations by utilising technology that enables the emitter to emit less GHGs than it is currently allowed to emit. If the emitter is able to cost effectively implement such GHG reducing technology, then it may not need to purchase Offsets in the market. It is expected that a significant amount of the GHG reduction obligations imposed on emitters in the EU-ETS will be met by switching from coal-fired to gas-fired electricity generation. However, studies suggest that many technology improvements available today are either cost prohibitive and/or are not a viable alternative for a vast majority of emitters required to cap their emissions.

Other technologies, such as the capture and storage of carbon dioxide in depleted oil and natural gas reservoirs, are under development and have the potential to make material reductions in the emissions of GHGs. However, these technologies are not currently permitted and, if permitted in the future, may not be commercially competitive with existing methods of reducing emissions of GHGs, including AgCert's approved methodology.

(ii) *Allowances*

Allowances grant the holder the right to emit a specific quantity of GHG. The total quantity of allowances issued by regulators determines the total quantity of GHG emissions possible by the emitters covered by the system. On an annual basis each emitter must surrender sufficient allowances to cover its emissions during that period. Regulated emitters are generally free to buy, sell, or trade allowances among each other or non-regulated entities with the provision that each emitter must have sufficient allowances in its account at the end of each compliance accounting period to cover its emissions during that period.

CERTIFICATION AND REGULATION

The Group's strategy is to create Offsets on an industrial scale by establishing and operating numerous agricultural GHG emissions reduction projects. While AgCert intends to establish projects in various regions, producing either CERs, VERs, or ERUs depending upon location and other factors, the most complex regulatory and administrative hurdles are associated with CDM Projects and the production of CERs.

CDM Project regulations

Private entities, such as AgCert, may establish CDM Projects provided they meet the participation requirements of "Modalities and Procedures for a Clean Development Mechanism", as defined in Article 12 of the Kyoto Protocol and as administered by the UN Executive Board, as well as any domestic regulations which exist regarding implementation of such projects.

Furthermore, such projects undergo a highly structured qualification and regulatory process including amongst other things:

- written approval of voluntary participation from the DNA of the parties involved;
- written confirmation from the Host Country that the project achieves sustainable development;
- submission, public and UNEB review, and approval of a formal PDD by the DNA;
- project Validation;
- project Registration, which requires both Host Country DNA and UNEB approval; and
- project Verification and Certification.

When the UNEB receives a Verification report, which constitutes a request to the UNEB to issue and distribute CERs, the CDM Registry administrator will forward the CERs to the registry accounts of parties and project participants involved, in accordance with their request.

It should be noted that no CDM Project, including AgCert's, has yet progressed through all of these steps and no DOE has yet been accredited as a Verifier by the UNEB to perform Verification in the sectoral scope of the Group. Until such a DOE is accredited and submits its relevant report to the UNEB, no CERs will be issued by the UNEB.

The Group has successfully addressed many of these requirements and has gained valuable experience of the regulatory process. Recent regulatory milestones, achieved in respect of the "submission and public review of PDDs", "project Validation" and "project Registration" processes set out above, include:

- receiving UN approval of the Group's methodology, published by the UN Executive Board as AM0016;
- starting project activities, such as site assessment and design, at over 400 farms in Brazil and Mexico prior to 18 November 2004, the "Prompt Start" cut-off date;
- preparing a PDD and associated documentation in the format required. This PDD was submitted to the UNEB for public review and received no negative comments;
- hosting 12 stakeholders meetings in Brazil and Mexico thereby allowing AgCert to submit PDDs;
- receiving successful Validation of the Group's first project in Brazil on Granja Becker. This Validation report and associated activity was used by TÜV as their witnessing activity to receive accreditation as a validator in this sector;
- securing agreement with both TÜV and DNV that PDDs may contain multiple farms to comprise a single "bundled" CDM Project;
- receiving a draft initial Verification report from DNV on the Granja Becker project in Brazil confirming the Group's process and systems for Offset production;
- submitting the Company's first PDD package for review and approval by Brazil's DNA. The Directors believe this submission will lead to the issuance of a CDM Project Letter of Approval in Brazil; and
- receiving the first CDM Project Letter of Approval issued by Mexico's DNA, issued on 16 February 2005.

The Directors believe these accomplishments demonstrate the Group's strong understanding of applicable regulations at both the UN and individual country level.

AgCert has developed a consistent process for qualifying and quantifying GHG emissions reductions. Once the emission reduction has been properly verified by a third party, the emission reductions will be characterised as VERs.

INTELLECTUAL PROPERTY

AgCert has established confidential know-how based upon a combination of systems, processes and infrastructure as well as its copyrighted software, EnviroCert, which together create both protection for its business and barriers to entry against potential competitors. The Group does not rely on intellectual property of third parties.

Third party rights

While AgCert does not currently rely on its own patents to protect its business operations, it recognises the need to avoid unauthorised use of third party intellectual property. To this end, AgCert commissioned a report undertaking limited infringement clearance searches in the territories it is currently operating in as well as those it plans to build operations in, namely Canada, the US, Brazil, Mexico, Chile, Argentina and the EU.

Search results were obtained for the US, Canada, Europe and Brazil. The report concluded that, if a relevant application were being processed in Argentina, Chile and Mexico, a corresponding application would, in all likelihood, have been filed in the US. Searching covered published applications as well as granted patents. Searching was by way of keyword search although additional searches were carried out in the US including searches against possible competitors as identified by the Group and searches of prior art identified in International Search Reports for the Group's pending PCT applications. The patents and applications identified were reviewed by the Group's staff under guidance.

The report did not identify any third party rights which would appear to prevent the Group from practising its business model.

Patent estate

The Group has made provision to protect its methods and processes in the future through patents. The Group's business does not currently rely on the issuance of these patents although the Directors believe that their grant will serve to establish additional barriers to entry for competitors.

The Group has three pending patent applications addressing its overall business model and specific implementation features. Two of these applications are utility patents filed in both the US and PCT and one is a pending provisional application.

The Group's current patent applications are summarised below:

Patent Co-operation Treaty (PCT) Number	*US Patent Application Serial Number*	*Subject*
PCT/US03/37428	10/720,797	System and method of creating, aggregating and transferring environmental emission reductions
PCT/US03/37429	10/720,777	System and method for tracking environmental emission reductions
Pending Conversion	60/628,587	Integrated emission reduction data management system and method (Provisional Filing)

Two of these patents are in the process of entering the national election phase through which the Company is seeking patent protection in multiple jurisdictions.

Trademarks

The Group has applied for the following trademarks to be registered: AgCert, CarbonCert, EnviroCert, DrivingGreen and FlyingGreen.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

Merrick Gerd Andlinger, *AB, MBA, Chairman*

Merrick Andlinger, aged 46, was appointed as a Director and Chairman in December 2004. Mr Andlinger is president of Andlinger & Company, Inc, an international private investment and management firm, with portfolio companies in a diverse range of industries. Mr Andlinger has 25 years of experience in finance and management including energy investment banking, in which he held positions at Salomon Brothers and later as managing director and co-head of the global energy and power group at Smith Barney where he managed relationships with senior executives of, and strategic and capital raising transactions for, major state-owned, international and independent energy companies. Additionally, he was president and chief executive officer of Pure Energy Corporation, a development stage bio-energy concern. Mr Andlinger received an MBA from the Graduate School of Business at Stanford University and an AB from Princeton University.

Alan Robert Tank, *BS, Chief Executive Officer and Managing Director*

Alan Tank, aged 46, was appointed as a Director in February 2005. Mr Tank is an original founder of AgCert International. Prior to joining AgCert in 2001, Mr Tank was the chief executive officer of the National Pork Producers Council (NPPC), then one of the largest commodity organisations in the US. Mr Tank also has extensive experience in commodity trading gained as a registered broker. Additionally, Mr Tank has extensive experience in public, regulatory and trade policy following more than a decade of work as a registered lobbyist in Washington, D.C. Mr Tank received a BS in Animal Science from Iowa State University.

Paul Michael D'Alton, *B.Comm, MBS, FCA, Finance Director*

Paul D'Alton, aged 53, was appointed as a Director in April 2005. Immediately prior to this Mr D'Alton was chief financial officer of Waterford Wedgwood plc, a position he held from May 2004. From 2002 to 2004, while principal of Ranelagh Consultants Limited, he carried out a number of significant interim management assignments, including chairman of the committee of independent directors of Riverdeep plc during its management buy out. Between 1991 and 2001 Mr D'Alton was chief financial officer of Bank of Ireland and a member of its Court of Directors. From 1989 to 1991 he was chief financial officer of Aer Lingus. Mr D'Alton is chairman of Aer Arann, the Irish regional airline, a director of Bank of Ireland Life Holdings plc and the Irish Takeover Panel. He holds the degrees of Batchelor of Commerce and Master of Business Studies from University College, Dublin and is a fellow of the Institute of Chartered Accountants in Ireland.

Gregory William (Bill) Haskell, *BS, Non-executive Director*

Bill Haskell, aged 48, was appointed as a Director in January 2005. Mr Haskell is an executive with over 20 years' experience in creating and building technology companies and as an entrepreneur, he has co-founded several companies. Mr Haskell's experience reflects a combination of executive management, private equity investment and company creation. In 2001, Mr Haskell co-founded XL TechGroup, Inc which was floated on the London Stock Exchange in 2004 and has served as its president and chief operating officer since inception. Previously, Mr Haskell co-founded XL Vision Inc in 1993 and served as its president and chief operating officer. Mr Haskell was also part of the early management team at Internet Capital Group where he served as managing director of operations. Prior to XL Vision, Mr Haskell spent over a decade in various technical and management roles in private industry. Mr Haskell holds a degree in Engineering and Applied Mathematics from Iowa State University.

Peter Cyril Murray *MA, FCA, Non-executive Director*

Peter Murray, aged 56, was appointed as a Director in May 2005. He qualified as a Chartered Accountant with KPMG in Dublin in 1971 and in 1982 completed the International Senior Management Programme at the Harvard Graduate School of Business. After a period in the corporate finance department of KPMG, he was finance director at a number of companies until his appointment in 1984 as managing director of Crest Investment Trust Limited, then the largest family investment vehicle in Ireland. In 1988, he was appointed chief executive of Ardagh plc, a publicly quoted company in the packaging sector. In 1991, he worked with Mercury Asset Management – Private Equities to buy out Crest Investment Trust Limited. He was appointed deputy chairman of Ardagh in July 1992. Mr Murray has 20 years' experience in the investing, management and selling of venture/development capital stakes in a wide range of commercial enterprises. Mr Murray is currently chairman of Argyle Asset Management Limited, non-executive director of IDMoS plc, a development consultant and investor. He has developed working relationships with a number of UK financial institutions and on occasion has acted as their nominated director. He is chairman/director of a number of companies in Ireland and overseas and former chairman of Anglo Irish Bank Corporation plc.

Dr Franz Josef Fischler *DR RER.NAT.OEC, Non-executive Director*

Dr Franz Fischler, aged 58, was appointed as a Director in May 2005. Dr Fischler was the member of the European Commission responsible for agriculture and rural development between 1995 and 2004. Dr Fischler has been a representative of the agricultural sector since 1979 when he joined the Tyrol Chamber of Agriculture in Austria. He dealt with environmental issues, education and training, culture and land use planning until 1984, when he became director of that Chamber. In 1989 he was appointed Federal Minister of Agriculture and Forestry in Austria and in that capacity he played an important part in the negotiations for Austria's accession to the European Union. In 1990 and again in 1994, he was elected to the Austrian Parliament. Dr Fischler holds a doctorate from the University of Agricultural Sciences in Vienna.

Sir Robert Malpas CBE, *FEng, Non-executive Director*

Sir Robert Malpas CBE, aged 77, was appointed as a Director in May 2005. Sir Robert began his career at ICI, where he spent 30 years, becoming a director in 1975. His other directorships have included managing director of BP plc (1983-1989), chairman of Powergen (1989-1990),

and chairman of the Cookson Group plc (1991-1998). He is currently chairman of Evolution plc, a company that consults in the information technology sector and non-executive Director of ENAGAS SA. Sir Robert has a first class degree in Mechanical Engineering from Durham University as well as seven honorary degrees. Sir Robert has been awarded the Spanish Order of Civil Merit and a CBE for services to export. Sir Robert was knighted in 1998 for his services to industry and to science and technology.

Senior management

John Allen McMorris III, *Chief Operating Officer*

John McMorris, aged 47, joined AgCert in 2002 as a founder member of its executive management team. Mr McMorris has extensive US and international expertise in operations, business development and technology development. Prior to joining AgCert, he worked for XL Vision Inc's Business Creation Group where he helped create, develop and operate market leading technology companies in partnership with corporations and universities seeking to commercialise intellectual property. Prior to this, Mr McMorris established and directed international sales and marketing organisations for various imaging and computer technology companies including Kodak Electronic Printing Systems. Earlier in his career, Mr McMorris worked as a systems engineer for several small to mid-sized computer firms. He has two patents pending and has a BS in Physics from Rensselaer Polytechnic Institute.

Shayne Anthony Reeb, *Chief Information Officer*

Shayne Reeb, aged 35, joined AgCert in 2002 and is responsible for providing the strategic vision for the Group's information technology systems. Mr Reeb has 14 years of expertise in global enterprise system architecture planning, application development, operation, and support. His previous positions have included chief technology officer of iReality Group, founder of Prescott Consulting, Inc, lead technical architect directing the Knowledge Management Group of Cambridge Technology Partners, Inc, the architect and project manager for the Systems Consulting Group, and as the systems architect of workgroup and internet strategy for TigerDirect, Inc. He has two patents pending and holds a degree in Computer Science from Purdue University. He is also a member of The Institute of Electrical and Electronics Engineers (IEEE).

Marshall Alan Bishop, *Senior Vice President – Science & Technology*

Alan Bishop, aged 57, joined AgCert in 2004 and is a member of the executive management team responsible for developing and implementing GHG emission reduction offsets in developing countries under the CDM of the Kyoto Protocol. Prior to joining AgCert, Mr Bishop was senior vice president of XL Vision, Inc., a technology incubator that founded and developed businesses that could be ready to take to the public market. Mr Bishop was a member of a four person team that made investment decisions on opportunities to create, fund and staff new technology companies and which have resulted in two IPOs in 5 years. Mr Bishop has gained extensive corporate finance and executive management experience with five start-up companies at all stages of development, making numerous technology/asset purchases and sales as well as licensing activities. Mr Bishop received a BS degree in Engineering from Syracuse University and attended the Executive MBA program at Stanford University. Mr Bishop has served on the boards of both private and public companies.

Robert Todd Jones, *Vice President – Sales and Marketing*

Todd Jones, aged 37, joined AgCert in 2003. Mr Jones leads a team of professionals responsible for developing AgCert's brand together with bringing AgCert's product to market across Europe, North America and Japan. Prior to joining AgCert, Mr Jones served as president of iReality Group USA, as vice president, southeast business unit, Cambridge Technology Partners, Inc, an executive for The Systems Consulting Group, Inc and at Andersen Consulting (now known as Accenture). Mr Jones holds a Juris Doctor and BA in Finance from the University of Florida.

George Dennis Bolton, *Vice President – Supply Aggregation*

George Bolton, aged 55, joined AgCert in 2002 as an original founder and has been actively involved in agriculture for the past 30 years. He has also obtained the American Society of Agronomy's Certified Crop Adviser (CCA) designation. His experience has involved the management of retail fertilizer and chemical businesses and he has held positions with Bayer and ICI in agricultural chemical sales and marketing, and with Helena Chemical Company in sales and management. While with Helena Chemical Company, he co-developed a new application method for the precision placement of agricultural chemicals and was the developer of the Helena Information System. Mr Bolton was a part of eMerge Interactive's successful IPO and has worked in business development for a number of companies since 1999.

Mathias Max Huber, *General Manager – AgCert Brazil*

Mathias Huber, aged 46, joined AgCert in 2003. Mr Huber graduated in 1987 in Animal Science with a specialisation in marketing and management at the Swiss Agricultural College. He has gained broad international experience working on different continents including Africa, South Asia, Europe, North and Latin America. His professional activities started with technical marketing and business development, moving into different management positions for Hoffman La Roche in the field of animal nutrition and health. He has continued his training at the IMD in Lausanne, Columbia University, the London Business School and the American Management Association.

Hernan Mateus-Valdes, *General Manager – AgCert Mexico*

Hernan Mateus, aged 56, joined AgCert in 2004. Mr Mateus has spent the last 30 years of his professional life promoting environmentally friendly projects, purposefully pursuing ways to make better use of natural resources. This has required him to undertake rigorous training on oceanography, food science, biochemistry and the sustainable use of natural resources. In 1977 he began a long tenure as a Mexican government official, both at the State and Federal levels, which he concluded in 1988. In 1989, he became a senior partner in Pesca Tecnica, Industrial y Agricola specialising in food processing and aquaculture. In 1991 he founded Bionatus, a consulting firm dedicated to wastewater management issues using cutting edge biotechnologies such as probiotics. In 1997 he joined O'Brien & Gere de Mexico, an engineering and construction firm which specialises in wastewater treatment and production facilities for the automotive and pharmaceutical industries, as its general manager. Dr Mateus holds a BS in Oceanography from the University of Baja California and a MS and PhD from Cornell University.

Leonard Bruce Eddy, *Managing Director – AgCert Canada*

Len Eddy, aged 43, joined AgCert in 2003. Mr Eddy brings 18 years of experience in business management, industrial operations, environmental auditing, and management consulting. He has extensive Canadian and international expertise in environmental auditing, business development, sales and marketing. Mr Eddy was a founder member and president of WholeFarm Company Limited, a company created to provide natural feed supplements to the intensive livestock industry. During the same period, Mr Eddy was a director of PricewaterhouseCoopers' Global Risk Management Service and was member of their international practice development team focused on emissions trading. He led practice development of the Canadian greenhouse gas management consultancy and acquired a specific expertise developing commercialisation strategies for trading greenhouse gas emission products. Other areas of expertise include environmental auditing, earning a Certified Environmental Auditor designation, and he was a member of the management committee operating PricewaterhouseCoopers' ISO 14001 registrar business. Mr Eddy has also worked as general manager of Timberland Consultants and has other previous experience in industrial operations and government relations. His education includes a BSc in Forest Science and an MBA from the University of Alberta.

Employees

The average number of full-time employees for the last three financial periods was:

Year ended

31 December 2002 – 3
31 December 2003 – 14
31 December 2004 – 26

As it establishes operations in new countries, the Group employs qualified full-time consultants, on an exclusive basis, until local entities are established. At that point the consultants become full-time employees. Included in the average number of employees listed above are 3 self-employed consultants, retained on an exclusive basis, in the year ended 31 December 2004 (2002 and 2003: Nil). As of May 2005, there were 67 employees including 33 such consultants.

Incentives

AgCert International LLC holds 16,576,000 Ordinary Shares. Certain employees of the Group who are unit holders in AgCert International LLC, including but not limited to Alan Tank, Paul D'Alton and all members of senior management as well as a number of warrantholders of AgCert International LLC who elect to exercise such warrants, have the right, exercisable from 30 June 2006, to call for the distribution to them of Ordinary Shares in satisfaction of the redemption of the units they hold in AgCert International LLC.

AgCert International LLC is a party to the Lock-in Agreement, further details of which are set out in the paragraphs entitled "Lock-In and orderly market arrangements" of this Part III and paragraph 10 of Part VIII of this document.

In order to attract and retain qualified senior managers, the Group has established an incentive remuneration scheme which, together with the fixed base salary, creates flexible performance related remuneration. This provides for a level of base compensation which is lower than that which the senior managers might otherwise command but which increases according to the performance of the senior managers and the Group.

There are two levels of award, the first of which relates to the achievement of the Group's financial and operating plan, and the second of which relates to performance in excess of that plan. The Remuneration Committee of the Board oversees the evaluation of each senior manager's performance against a series of performance criteria, some of which are individually tailored and some of which are based upon Group-wide and senior management team performance. The criteria for the first level of award evaluate the achievements and performance of the senior managers is based upon their:

- managing financial resources;
- meeting the Group's operating plan;
- managing financial and operating risks;
- recruiting and retaining qualified employees; and
- achieving strategic objectives.

The criteria for the second level of award primarily relate to the senior managers exceeding the Group's operating plan and thereby generating exceptional financial results and by accelerating the achievement of strategic objectives.

Any bonus payments will be made by 30 April each year following the financial year in respect of which they were earned.

Share plan

AgCert believes that performance based share and share related incentives are the best means to motivate and retain the best calibre people whilst aligning their interests with those of Shareholders. Following Admission, the Executive Directors, employees and other key personnel will be eligible to participate in the Share Plan, further details of which are set out in paragraph 9 of Part VIII of this document.

No awards have been made under this plan as at the date of this document.

Pensions

The Group sponsors an employee voluntary 401(k) retirement plan for its US based employees which is a contribution schème whereby yearly contributions by employees may be made on a pre-tax basis. Such contributions are capped at an amount which is the lesser of (a) 100 *per cent* of an employee's salary or (b) a dollar amount which is US$14,000 in 2005, US$15,000 in 2006 and subject to escalation thereafter. Employees over 50 years old are permitted to make certain additional annual contributions. The Group is not required to make any matching contributions into this plan.

In other countries of operation, certain taxes and employee benefits payments are required to be made on behalf of employees. The Group may, from time to time, implement certain other benefit plans to conform to local customary and competitive demands. However, no such plans exist at the present time.

TRADING RECORD

A summary of the trading record of the Combined Entity for the two years and eight month period ended 31 December 2004, which has been extracted, without material adjustment, from the Accountants' Report on the Combined Entity set out in Part IV of this document, is set out below. Investors should read the whole of this document and should not just rely on the summary below.

	Period ended 31 December 2002 €	*12 months ended 31 December 2003* €	*12 months ended 31 December 2004* €
Revenue	—	—	—
Operating loss before financing costs	(1,457,267)	(4,516,980)	(3,466,347)
Net financing costs	(58,803)	(27,349)	(15,795)
Loss before tax	(1,516,070)	(4,544,329)	(3,482,142)

Since incorporation the Group has not generated revenue from its operations.

The losses for the period under review comprise research and development, and general and administrative expenses incurred in establishing the Group's current operations.

The Group's financial statements will be prepared in accordance with IFRSs. The Group does not intend to report quarterly, rather it will publish interim and annual accounts.

Revenue from the sale of Offsets will be recognised when the Group has transferred the significant risks and rewards of ownership to a customer. Revenue will only be recognised when it is probable that future economic benefits will flow to the Group and that these benefits can be measured reliably. In order for the Group to generate a CER, a number of steps must be completed including, *inter alia*, the production of Offsets for supply to a customer and the customer receiving notification from the Group that the emission reductions which have been produced have been Verified and that they are held for the customer's account. The Group will only recognise revenue when it notifies the customer that the Offsets have been produced and are held for the customer's account, and it determines that the delivery and regulatory risk encompassed in the final Offset Registration and Certification process is minimal. To date, no Offsets have yet been Certified and consequently it is not possible to identify the degree of this delivery or regulatory risk. Further details of the revenue recognition policy adopted by the Group are set out in the Accountants' Reports in Part IV of this document.

The business, assets and liabilities of both AgCert International LLC and AgCert Canada were acquired by AgCert International plc on 1 January 2005 and 4 April 2005 respectively. Section B of Part IV of this document sets out financial information in respect of this Combined Entity which comprise of an income statement, statement of recognised income and expense, balance sheet, statement of cash flows and notes as if it were under common ownership.

CURRENT TRADING AND PROSPECTS FOR THE GROUP

Since 31 December 2004, the Group's trading has been encouraging and in line with the Directors' expectations.

The EU-ETS and the Kyoto Protocol came into force on 1 January 2005 and 16 February 2005 respectively. Operationally AgCert continues to expand both in Mexico where it has submitted its first PDDs and has received two Letters of Approval from the Government of Mexico, and in Brazil where it has submitted its first PDD for approval. AgCert has also submitted its first PDD in the dairy sector to the Mexican DNA. AgCert has begun project activities, such as site assessment and design, at over 400 farms in Brazil and Mexico, making these farms eligible for early production of CERs under the Prompt Start mechanism provided AgCert is able to register the CDM Projects to which these farms relate with the UNEB by 31 December 2005. The Group has experienced increasing interest from potential buyers of CERs in 2005 and has entered into further forward sales contracts.

In April 2005, the Company entered into an agreement providing for a €7.8 million investment by IFC, member of the World Bank Group. The Directors anticipate that IFC will play an important role in assisting the Group to expand into new markets in Asia.

Overall, the Directors are pleased with progress made during the current year and believe the Group's prospects are strong for at least the current financial year.

IFC INVESTMENT

On 9 May 2005, IFC, member of the World Bank Group, completed a €7.8 million subscription for Series C Notes and Preferred Shares and on 12 May 2005 the Company issued to Antipodean LLC Series C Notes and Preferred Shares in compensation for services rendered to the Company, having a value of €620,541. The principal terms of the IFC Investment were negotiated in December 2004. The net proceeds from the IFC Investment are being used primarily in the Group's CDM Projects in Brazil and Mexico.

In addition, the Directors anticipate that IFC will assist the Group entering into new markets in Asia. IFC and Antipodean LLC have also been granted options to the value of €3.88 million and €310,270 respectively, exercisable at the Placing Price subject to the successful completion of certain initiatives, further details of which are set out in paragraph 11 of Part VIII of this document.

As part of the IFC Investment, the Company has granted IFC a right of first refusal to lead a debt offering for a period of 18 months following the closing of IFC's investment and a right of first offer for participating in certain debt financings thereafter.

The Series C Notes will automatically convert into Ordinary Shares under certain conditions which the Directors believe will be met on Admission at a two and one half times multiple to the original investment amount and the Preferred Shares will be redeemed at par value and cancelled upon Admission. Accordingly, upon Admission, IFC will own 9,359,010 Ordinary Shares representing approximately 6.1 *per cent* of the issued share capital of the Company. IFC is a party to the Lock-in Agreement, further details of which are set out in the paragraph entitled "Lock-in and orderly market arrangements" of this Part III.

Further details of the IFC Investment, lock-in and orderly market arrangements and the terms of the options are set out in paragraphs 10 and 11 of Part VIII of this document.

CORPORATE GOVERNANCE

Although, as an overseas company AgCert is not obliged by the Listing Rules to do so, AgCert intends, where appropriate for a Company of its size, to comply with the main provisions of the principles of good governance and code of best practice set out in the Combined Code.

The Board includes five Non-executive Directors of whom Peter Murray is designated as the senior Non-executive Director. The Board has identified that Merrick Andlinger and Bill Haskell, due to their interests in the shareholdings of ACIII and XLTechGroup, are not considered to be independent.

The Board has established Audit, Nominations and Remuneration Committees.

The Audit Committee is responsible for monitoring the quality of internal control and ensuring that the financial performance of the Group is properly measured and reported on and for reviewing reports from the Group's auditors relating to the Group's accounting and internal controls. The Audit Committee consists of Peter Murray as Chairman, Sir Robert Malpas and Dr. Franz Fischler.

The Nomination Committee is responsible for providing formal, rigorous and transparent procedures for appointing new directors to the Board. The Nomination Committee consists of Sir Robert Malpas as Chairman, Merrick Andlinger and Peter Murray.

The Remuneration Committee is responsible for determining the terms and conditions of service, including the remuneration and grant of options to executive Directors under the Share Plan. The Remuneration Committee consists of Sir Robert Malpas as Chairman, Bill Haskell and Dr Franz Fischler.

A statement describing the Company's corporate governance procedures will be included in the Company's annual report for the year ending 31 December 2005.

The Group has a Code of Ethics Policy which sets out the conduct expected of all Directors and employees. The conduct of the Group and its employees is to be in compliance with the laws and regulations relating to the Group's business, and all are expected to adhere to sound moral and ethical standards. A condition of the IFC Investment is that the Group complies with IFC's environmental and social standards.

FUTURE FINANCIAL REGULATION

The Company and/or its subsidiary undertakings may become subject to regulations in the future requiring it to be authorised by a financial regulator or such other entity in order to conduct its business. Any such compliance with any of the foregoing may result in increased costs to the Group and demands upon its resources, and may require management to spend time focusing on matters other than the Group's business.

REASONS FOR THE LISTING AND DETAILS OF THE PLACING

It has been the intention of the Directors to seek a Listing at an appropriate time. The Directors believe that the Listing will raise the profile of the Group, enhance its reputation with its customers and suppliers worldwide and enable the Company to raise new money and so continue its strategy of organic growth.

The Placing will expand the Company's shareholder base, and the creation of a market for its Ordinary Shares will give its employees greater opportunity to participate directly in the future of the Group as well as improve the ability of the Group to attract and retain new staff.

The 43,436,293 new Ordinary Shares which are the subject of the Placing represent approximately 28 *per cent* of the enlarged issued share capital of the Company following Admission. The new Ordinary Shares being issued by the Company will raise approximately £54.1 million (€80.1 million), net of outstanding expenses and commissions. Further details of the Placing are set out in paragraph 10 of Part VIII of this document.

As part of the Placing, Sir Robert Malpas, Paul D'Alton and Peter Murray, all Directors of the Company, have subscribed for 50,000, 28,571 and 53,571 new Ordinary Shares respectively. Following the Placing, the Directors will, in aggregate, be interested in 29.5 *per cent* of the enlarged issued share capital of the Company.

Mr Tank's and Mr D'Alton's interests in Ordinary Shares are held by AgCert International LLC, which owns, in aggregate, 16,576,000 Ordinary Shares. Mr Haskell is not interested in Ordinary Shares, but he is a director of, and shareholder in, XL TechGroup, details of whose shareholding are set out in paragraph 4 of Part VIII of this document, and Mr Andlinger's interest in Ordinary Shares is held through ACIII. Each Director is subject to lock-in and orderly market arrangements, further details of which are set out in the paragraph entitled "Lock-in and orderly market arrangements" of this Part III and in paragraph 10 of Part VIII of this document.

USE OF PROCEEDS FROM THE PLACING

The Company intends to use the net proceeds from the Placing, estimated to be £54.1 million (€80.1 million), to repay debt of £9.9 million (€14.6 million) and to continue its strategy of organic growth and the roll-out of its production operations as well as for general corporate purposes. Initially funds will be held on deposit.

TERMS AND CONDITIONS OF THE PLACING

The Placing, which will be fully underwritten by the Underwriters pursuant to the Placing Agreement, will comprise the issue by the Company of 43,436,293 Ordinary Shares, representing 28.3 *per cent* of the enlarged issued share capital of the Company. On Admission, 28.2 *per cent* of the issued share capital of the Company will be held in public hands. All the Placing Shares will be placed at the Placing Price.

The gross proceeds of the Placing will be approximately £60.8 million. After deducting underwriting commissions and the other outstanding estimated fees and expenses of the Placing, the Company expects to receive net proceeds of approximately £54.1 million.

Further details of the Placing Agreement are set out in paragraph 10 of Part VIII of this document.

DEALING ARRANGEMENTS

The Placing is subject to the satisfaction of certain conditions contained in the Placing Agreement including Admission occurring by 8.00 am on 8 June 2005 or such later time and/or date as the Underwriters and the Company may agree, being not later than 3.00 pm on 30 June 2005.

Applications have been made to the UK Listing Authority for the admission of the Ordinary Shares, issued and to be issued pursuant to the Placing, to be admitted to listing on the Official List of the UK Listing Authority and to the London Stock Exchange for the Ordinary Shares, issued and to be issued pursuant to the Placing, to be admitted to trading on the London Stock Exchange's market for listed securities.

It is expected that dealings in the Ordinary Shares will commence on a conditional basis on the London Stock Exchange at 8.00 am on 3 June 2005. All dealings in the Ordinary Shares between the commencement of conditional dealings and unconditional dealings will be on a "when issued" basis. If Admission does not take place, any such dealings will be of no effect and will be at the risk of the parties concerned.

Admission is expected to take place and unconditional dealings in the Ordinary Shares are expected to commence on the London Stock Exchange at 8.00 am on 8 June 2005. It is expected that definitive share certificates for Ordinary Shares will be posted on 13 June 2005 or as soon thereafter as is practicable.

Temporary documents of title will not be issued. Pending the despatch by the Registrars of definitive share certificates, transfers will be certified against the register held by the Registrars.

LOCK-IN AND ORDERLY MARKET ARRANGEMENTS

Pursuant to the Lock-in Agreement, each of ACIII, AgCert International LLC and XL TechGroup has agreed with the Company, ABN AMRO Rothschild, Hoare Govett and Code Securities that, subject to certain exceptions, it will not, following Admission, dispose of any interest in any Ordinary Shares for a period of 12 months following Admission.

Each of IFC and Antipodean LLC has also agreed in the Lock-in Agreement not to dispose of any interest in its Ordinary Shares for a period of 9 months following Admission and, following the expiry of such 9 month period and until the date which falls 12 months following Admission, not to dispose of more than 40 *per cent* of its Ordinary Shares.

In addition to the restrictions summarised above, each of ACIII, AgCert International LLC, XL TechGroup, IFC and Antipodean LLC have agreed that, subject to certain restrictions, any disposal of any interest in Ordinary Shares which is permitted by the Lock-in Agreement will be effected through Hoare Govett and Code Securities, or on such terms as they may agree, for the purpose of maintaining an orderly market in the Company's securities. These restrictions will apply to ACIII, AgCert International LLC and XL TechGroup for a period of 24 months following Admission and to IFC and Antipodean LLC for a period of 18 months following Admission. Further details of the Lock-in Agreement are set out in paragraph 10 of Part VIII of this document.

AgCert International LLC holds 16,576,000 Ordinary Shares. Certain employees of the Group who are unit holders in AgCert International LLC, including but not limited to Alan Tank, Paul D'Alton and all members of senior management as well as a number of warrantholders of AgCert International LLC who elect to exercise such warrants, have the right, exercisable beginning 30 June 2006, to call for the distribution to them of Ordinary Shares in satisfaction of the redemption of the units they hold in AgCert International LLC.

US TRANSFER RESTRICTIONS

Although the Company is incorporated in Ireland, it is currently treated for certain US securities law purposes as a domestic US issuer because, at the date of this document, more than 50 *per cent* of its share capital is held by US residents and the majority of its executives are US citizens or residents.

The Placing Shares will not be registered under the Securities Act or under the applicable securities laws of any of the states of the United States and, therefore, may not be offered or sold in the US or to US Persons (as defined in Regulation S) unless they are so registered or an exemption from such registration is available. The Placing Shares are being offered only to non-US Persons in offshore transactions exempt from the registration requirements of the Securities Act in reliance on Regulation S thereunder. Accordingly, the Placing Shares are subject to the restrictions on transfer set out in Part VII of this document, including a restriction against hedging transactions involving the Placing Shares unless conducted in compliance with the Securities Act. Certificates representing the Placing Shares will bear legends with respect to such transfer restrictions. Placees and subsequent purchasers of the Placing Shares will be bound by the transfer restrictions set out in Part VII of this document pursuant to which, amongst other things, they will be bound by the agreement not to effect transfers of the Placing Shares except to transferees who also agree to these restrictions for so long as such restrictions are still applicable. These restrictions will not affect the dealings of the Ordinary Shares on an open and proper basis. Further details of these transfer restrictions are set out in Part VII of this document.

SETTLEMENT AND CREST

CREST is a paperless settlement procedure enabling securities to be evidenced otherwise than by certificate and transferred otherwise than by written instruction. As a result of the applicability of certain US securities laws and restrictions on transfer of the Placing Shares, as set out in Part VII of this document, the Placing Shares must be held in certificated form for a period of at least 12 months following Admission and therefore the Placing Shares will not be eligible for settlement through CREST during that time. It should be noted that under US securities laws, holders of the Placing Shares will be subject to certain restrictions on their ability to sell such shares as set out in the paragraph entitled "US Transfer Restrictions" in this Part III and in Part VII of this document. Accordingly, settlement of transactions in the Placing Shares following Admission will not take place within the CREST system although trades can be reported to the London Stock Exchange and the cash consideration can be settled using the CREST residual service.

IRISH TAKEOVER RULES

The Irish Takeover Panel Act, 1997 (the "Act"), the Irish Takeover Rules, 2001 and 2002 (the "Irish Takeover Rules") and the Substantial Acquisition Rules, 2001 (the "Substantial Acquisition Rules") provide the main regulatory framework in Ireland for the conduct of takeovers of Irish companies whose securities are traded on a recognised stock exchange of which the London

Stock Exchange is one ("Irish listed companies"). The Act and the Rules will normally only be relevant when the Company is proposing to make an offer for another Irish listed company or where it is the subject of an offer. The following provisions of the Rules will, however, be of continuing relevance.

The Substantial Acquisition Rules provide that, in general, no person may within a period of seven days acquire voting shares, or rights over voting shares, if such shares would represent more than 10 *per cent* of the voting rights in an Irish listed company and if the acquisition of such shares would cause that person to hold or have rights over between 15 *per cent* and 30 *per cent* or more of the voting shares in the company.

The Irish Takeover Rules provide that where a person acquires shares which, if taken together with shares already held by that person and by concert parties, amount to 30 *per cent* or more of the voting rights of an Irish listed company that person is required to make a general offer to acquire the shares of all other shareholders. This obligation to make a general offer is also imposed on a person (or persons acting in concert) who holds between 30 *per cent* or more of the voting rights in an Irish listed company and who increases that stake by more than 0.05 *per cent* in any 12 month period. The offer must be in cash, or be accompanied by a full cash alternative, at not less than the highest price paid by the offeror or any of its concert parties in the previous 12 months.

The Irish Takeover Rules and the Substantial Acquisition Rules also contain various provisions requiring notification to the Irish Takeover Panel, the Irish Stock Exchange and the company concerned of dealing in an Irish listed company's share capital whilst the company is the subject of a takeover offer.

IRISH MERGER CONTROL LEGISLATION

Under Irish merger control legislation, any person or entity proposing to acquire direct or indirect control of the Company through the acquisition of Ordinary Shares or otherwise must, subject to various exceptions and if various financial thresholds are met or exceeded, provide advance notice of such acquisitions to the Irish Competition Authority. Failure to notify properly is an offence under Irish law. The Competition Act, 2002 defines "control" as existing if, by reason of securities, contracts or any other means, decisive influence is capable of being exercised with regard to the activities of a company. Under Irish law, any transaction subject to the mandatory notification obligation set out in the legislation (or any transaction which has been voluntarily notified to the Irish Competition Authority) will be void, if put into effect before the approval of the Irish Competition Authority or before the prescribed statutory period following notification of such transaction lapses without the Irish Competition Authority having made an order.

DISCLOSURE REQUIREMENTS/NOTIFICATION OF INTERESTS IN SHARES

Under Irish company law, where any person acquires an interest in 5 *per cent* or more of the issued voting share capital of any class of an Irish public limited company, such person must notify the company in the prescribed manner and normally within five business days, of his interest and of certain information relating to that interest. Notification must also be made of any change in the percentage level of a person's interest above 5 *per cent* and any reduction to his or her interest to less than 5 *per cent.* Any interest, whether direct or through a spouse, minor child or company which the person in question is deemed to control or, in certain circumstances, other persons with whom he is acting in concert, would be regarded as an interest in shares for this purpose. Failure to notify punctually and properly is an offence under Irish company law. Additionally, Irish law provides that no right or interest whatsoever in respect of any of the relevant shares will be enforceable, whether directly or indirectly, by action or legal proceeding by the person having such an interest should they fail to notify the Company of such interest. Application may be made to the Irish High Court to remove this restriction, and if the court is satisfied that the failure to notify was accidental or due to inadvertence or that it is just and equitable to grant relief then the Court may grant such relief as it sees fit. The Company is obliged to keep a register showing all notifications received and to keep it open for inspection by the public.

PART IV

Financial information

Section A – Accountants' report on AgCert International plc and its subsidiary undertakings

KPMG
Chartered Accountants
1 Stokes Place
St. Stephen's Green
Dublin 2
Ireland

The Directors
AgCert International plc
3 Ballymount Trading Estate
Suite 200
Ballymount Dublin 12
Ireland

The Directors
Code Securities Limited
30 St James's Square
London SW1Y 4AL
United Kingdom

The Directors
Hoare Govett Limited
250 Bishopsgate
London EC2M 4AA
United Kingdom

3 June 2005

Dear Sirs

Accountants' report on AgCert International plc (the "Company") and its subsidiary undertakings

We report on the financial information set out below in respect of the Company and its subsidiary undertakings (the "Group"). The financial information has been prepared for inclusion in the document issued by the Company dated 3 June 2005 which comprises listing particulars for the purposes of the Listing Rules of the UK Listing Authority (the "Listing Particulars"), prepared in connection with the Placing of ordinary shares of the Company and the admission of the ordinary shares of the Company to the Official List of the UK Listing Authority and to trading on the London Stock Exchange plc's market for listed securities.

The Company was incorporated as AgCert International Limited on 8 December 2004. On 18 May 2005, the Company was re-registered as AgCert International plc.

Basis of preparation

The financial information set out below has been extracted, without material adjustment, from the financial statements of the Group for the period from incorporation to 31 December 2004 and prepared on the basis described in the significant accounting policies set out on pages 55 and 56.

Responsibility

The financial statements are the responsibility of the Directors of the Company.

The Directors of the Company are responsible for the contents of the Listing Particulars in which this report is included.

It is our responsibility to compile the financial information set out in our report from the financial statements, to form an opinion on the financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. Our work also included the assessment of significant estimates and judgements made by those persons responsible for the preparation of the financial statements underlying the financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement, whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the financial information gives, for the purposes of the Listing Particulars, a true and fair view of the state of affairs of the Group as at 31 December 2004.

Consolidated income statement

The Group did not trade during the period from incorporation to 31 December 2004 and received no income and incurred no expenditure. Consequently, during this period the Group made neither a profit nor a loss.

Accordingly, the closing balance in the cumulative profit and loss account remains at €nil.

The Group had no other recognised income and expense nor any cash flows during this period and accordingly no statement of recognised income and expense, reconciliation of movements in shareholders' funds or statement of cash flows is presented.

Consolidated balance sheet

	Note	31 December 2004 €
Other receivables	1	10,000
Total current assets		10,000
Total assets		10,000
Equity		
Issued capital		10,000
Total equity attributable to Equity holders of the Company	2	10,000
Total equity and liabilities		10,000

Notes to the consolidated financial information

Significant accounting policies

AgCert International plc is a company domiciled in Ireland with a principal place of business at 3 Ballymount Trading Estate, Suite 200, Ballymount, Dublin 12, Ireland. The Company's registered office address is 30 Herbert Street, Dublin 2, Ireland. The consolidated financial information of the Company for the period from incorporation to 31 December 2004 comprise the Company and its subsidiaries (the "Group").

The financial statements were authorised for issue on 12 May 2005.

(a) *Statement of compliance*

The financial information has been prepared in accordance with International Financial Reporting Standards (IFRSs) and their interpretations adopted by the International Accounting Standards Board (IASB). The financial information also complies with IFRS as endorsed by the European Commission.

(b) *Basis of preparation*

The financial information is presented in euro and is prepared on the historical cost basis.

The preparation of financial information in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of asset and liabilities, income and expenses. The estimates and associated assumptions are based on management's best judgement as to what is reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

(c) *Basis of consolidation*

(i) Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power,, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exerciseable or convertible are taken into account. The financial information of subsidiaries are included in the consolidated financial information from the date that control commences until the date that control ceases.

(ii) Transactions eliminated on consolidation

Intra-group balances and any unrealised gains and losses or income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial information.

(d) *Foreign currency*

(i) Financial information of foreign operations

The financial information of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated into euro at the foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated into euro at rates approximating to the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation are recognised directly into a separate component of equity.

(e) *Other receivables*

Other receivables are stated at their cost less impairment losses (see accounting policy (f) below).

(f) *Impairment*

The carrying amounts of the Company's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated (see accounting policy f(i) below).

Notes to the consolidated financial information (continued)

An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds it recoverable amount. Impairment losses are recognised in the income statement.

(i) *Calculation of recoverable amount*

The recoverable amount of the Company's investments in receivables carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (that is, the effective interest rate computed at the time of initial recognition of these financial assets). Receivables with a short duration are not discounted.

(g) *Revenue*

(i) *Goods sold and services rendered*

Revenue from the sale of emission offsets is recognised when the Group has transferred the significant risks and rewards of ownership to a customer. Revenue is recognised only if it is probable that future economic benefits will flow to the Group and these benefits can be measured reliably.

In order for the Group to generate a Certified Emission Reduction, a number of steps must be performed, as follows:

- the Group constructs a facility that produces Emission Reductions;
- the United Nations approves the process and methodology of measuring Emission Reductions and certifies their acceptance of the production process;
- the Group has to obtain the approval of the Designated National Authority for the process and methodology in the country in which the Emission Reduction facility is based;
- the Group produces Emission Reductions to supply to the customer;
- the Group then notifies the customer that Emission Reductions have been verified and are held for the customer's account; and
- the Emission Reductions need to be registered by the UNFCCC before they become Certified Emission Reductions that can be utilised by the customer in its own jurisdiction to reduce its level of emission production.

The Group will only recognise revenue when it notifies the customer that the Emission Reductions have been produced and are held for the customer's account, and it determines that the delivery and regulatory risk encompassed in the final Emission Reduction registration and certification process is minimal. As of the date of this report, no Emission Reductions have yet been certified and, consequently, it is not possible to identify the degree of this delivery or regulatory risk.

1. Other receivables

	31 December 2004
	€
Amounts due on share capital	10,000
	10,000

Other receivables are shown net of impairment losses of €Nil.

Notes to the consolidated financial information (continued)

2. Capital and reserves

Reconciliation of movements in share capital

	Share capital Number 000	Share capital Value €
(i) Authorised		
Ordinary shares with a par value of €0.01 per share	30,000	300,000
Balance at 31 December 2004	30,000	300,000

	Share capital Number 000	Share capital Value €
(ii) Called up, issued and unpaid		
Ordinary shares of €0.01 each	1,000	10,000
In issue but unpaid at 31 December 2004	1,000	10,000

Ordinary shares

The holders of the ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company.

3. Significant subsidiary

The Company has an investment in the following subsidiary:

Name	*Country of incorporation*	*Ownership interest*
AgCert Services (USA), Inc	United States	100%

AgCert Services (USA), Inc was incorporated on 14 December 2004 and has not yet commenced trading.

4. Post balance sheet events

Significant subsidiaries

The following subsidiary undertakings have been incorporated since 31 December 2004:

Name of subsidiary	*Date of incorporation*	*Country of incorporation*	*Ownership interest*
AgCert Brazil Environmental Solutions Limited	7 March 2005	Brazil	99.98%(1)
AgCert Mexico Environmental Services S de RL de CV	10 February 2005	Mexico	99%(2)
AgCert Canada Holding Limited	2 March 2005	Ireland	100%

Note 1: The remaining ownership interest is held by Andlinger Capital III, LLC.

Note 2: The remaining ownership interest is held by AgCert Canada Holding Limited.

Transfer of certain business, assets and liabilities

Effective as of 1 January 2005, certain of the business, assets and liabilities of AgCert International LLC and AgCert Canada Co were acquired by the Company and its subsidiary undertakings.

The key transactions were:

- right, title and interest in the Biodigesters and lagoons constructed in Brazil and Mexico, together with all related equipment and tangible and intangible property were transferred from AgCert International LLC to the Company for the amount of US$1.5 million;

- right, title and interest in and to any and all non US intellectual property rights (including the AgCert trade mark and the proprietary computer software) to be used outside of the United States of America were assigned from AgCert International LLC to the Company for the amount of US$3.7 million;
- right, title and interest in and to any and all US intellectual property rights (including the AgCert trade mark and the proprietary computer software) to be used inside the US only were assigned from AgCert International LLC to AgCert Services USA, Inc. a subsidiary of the Company, for the amount of US$10.
- the Company acquired the rights and assumed the obligations of AgCert Canada Co under certain contracts with Biodigester construction contractors in Brazil and letters of intent, contracts and arrangements with farmers in Canada, Brazil and Mexico for the collection of relevant data, construction of certain improvements on farmers' property and the generation of environmental emission offsets. As part of the assignment, the Company agreed to assume AgCert Canada Co's obligations under a certain promissory note (the "Canadian Note") in the original amount of US$1.3 million issued by AgCert Canada Co to AgCert International LLC in respect of the financing by AgCert International LLC of AgCert Canada Co's costs in obtaining and performing the contracts. In exchange for the cancellation of the Canadian Note, the Company issued to AgCert International LLC US$1.3 million in nominal value of Series "B" Unsecured Non-Convertible Loan Notes 2007;
- certain customer contracts were assigned from AgCert Canada Co to the Company for US$nil consideration;
- AgCert Canada Holding Limited, a subsidiary of the Company, acquired the issued share capital of AgCert Canada Co for US$1.

The consideration paid in respect of key transactions outlined above totalled US$6.5 million and was settled through the issuance by the Company to AgCert International LLC of Series "A" Unsecured Non-Convertible Loan Notes 2007 ("Series "A" Notes") in the amount of US$2.7 million and the issuance of Series "B" Unsecured Non-Convertible Loan Notes 2007 ("Series "B" Notes") in the amount of US$3.8 million.

Unsecured Non-Convertible Loan Notes

On 18 April 2005, pursuant to the Company's memorandum and articles of association, the Company resolved to constitute the Series "A" Notes and the Series "B" Notes (the "Notes").

(i) *Series "A" Unsecured Non-Convertible Loan Notes*

The principal amount of the Series "A" Notes is limited to US$10.0 million. The Series "A" Notes may be issued fully paid up in nominal amounts and integral multiples of US$10,000. The Series "A" Notes constitute unsecured obligations of the Company and carry interest at the rate of 1 *per cent* above the three month Libor rate per annum on the principal amount of the Series "A" Notes. Interest will be payable in arrears on 1 April and 1 October in each year.

All Series "A" Notes not previously redeemed by the Company under the Series "A" Note Instrument will be repaid at par together with accrued interest (after deducting tax) on 30 June 2007.

(ii) *Series "B" Unsecured Non-Convertible Loan Notes*

The principal amount of the Series "B" Notes is limited to US$15.0 million. The Series "B" Notes may be issued fully paid up in nominal amounts and integral multiples of US$10,000. The Series "B" Notes constitute unsecured obligations of the Company, and carry interest at the rate of 1 *per cent* above the three month Libor rate per annum on the principal amount of the Series "B" Notes. Interest will be payable by equal quarterly instalments in arrears on 1 October, 1 January, 1 April and 1 September each year.

All Series "B" Notes not previously redeemed by the Company under the Series "B" Note instrument will be repaid at par together with accrued interest (after deducting tax) on 30 June 2007.

(iii) *Redemption and/or immediate payment of Series "A" Notes and Series "B" Notes*

The Company shall at any time be entitled to, upon giving two days' prior written notice to the Note holders, redeem at par the whole or any part of the Notes.

The Notes shall become immediately repayable at par together with any accrued interest (after deduction of tax) on the happening at any time of:

- the Company failing to repay the principal amount of the Notes or any part of it or to pay any interest thereon within 14 days after the due date for such repayment or payment;
- the Company or any subsidiary ceases or threatens to cease carrying on its business or a material part of its business
- the Company or any subsidiary is deemed to become insolvent or stops or suspends payment of its debts or proceedings are commenced relating to the restructuring or adjustment of debt
- any order is passed by any competent court or an effective resolution is passed for the winding up or dissolution of or appointment of a liquidator to the Company or any subsidiary
- a receiver is appointed over the whole or any substantial part of the undertaking, property or assets of the Company or any subsidiary and is not lifted or discharged within 14 days
- an order is made by any competent court or a petition is presented for the appointment of an examiner to the Company or any subsidiary, or an examiner is appointed in respect of the Company or any subsidiary
- any other loan notes or any loan stock or other indebtedness other than trade debts arising in the ordinary course of business issued or owing by the Company become repayable before its due date by reason of the Company's default or is not paid when due and the holders of such loan note or loan stock or any creditor takes steps to enforce payment
- in the event of any public or private offer of shares in the capital of the Company yielding net proceeds of US$50 million or trade sale in which event the Note shall be repaid to the Noteholder out of the proceeds of such public or private offering or trade sale

Renominalisation of share capital

On 29 April 2005, the shareholders of the Company passed a special resolution to:

- subdivide the Company's 29,000,000 authorised but un-issued €0.01 ordinary share capital into 2,900,000,000 ordinary shares of €0.0001 each;
- subdivide the Company's 1,000,000 currently in issue €0.01 ordinary share capital into 100,000,000 ordinary shares of €0.0001 each; and
- increase the authorised share capital of the Company from €300,000 to €301,000 by the creation of 10,000,000 Series "A" Redeemable Non-Convertible Preferred Shares of €0.0001 each.

Redeemable Non-Convertible Preferred Shares

The Series "A" Non-Convertible Preferred Shares (the 'Series "A" Shares') are a separate class of shares. Each Series "A" Share entitles the holder to a vote at general meetings of the Company. The Series "A" Shares do not have a right to receive any income. The Company may redeem the Series "A" Shares in accordance with the provisions of the Series "C" Variable Rate Redeemable Unsecured Convertible Loan Note 2010 at a value per share no greater than the nominal value of the Series "A" Share. The Series "A" Shares are not convertible into any other shares in the share capital of the Company.

Notes to the consolidated financial information (continued)

Unsecured Redeemable Convertible Loan Notes

On 29 April 2005 pursuant to the Company's memorandum and articles of association, the Company resolved to constitute Series "C" Variable Rate Redeemable Unsecured Convertible Loan Note 2010 in the Amount of €8,376,450 (the 'Series "C" Note').

(i) *Series "C" Notes*

The Series "C" Notes may be issued fully paid up in nominal amounts and integral multiples of €1.00. The Series "C" Notes constitute unsecured obligations of the Company. The Series "C" Notes will rank pari passu in priority of payment and in all other respects with out any preference among themselves and at least pari passu with all other subordinated obligations of the Company. In the event of insolvency proceedings over the Company's estate or the liquidation, dissolution or winding-up of the Company, no payments shall be made to the Series "C" Note holders until all claims of all unsubordinated creditors have been fully satisfied, but, subject thereto the Note holders shall be entitled to claim payment in full of an amount equal to €776 plus the principal amount of each Series "C" Note and accrued interest multiplied by a factor of 1.25. Each Series "C" Note holder has the right to receive a fixed rate cumulative interest payment at the rate of 8 per cent per annum or 16 per cent per annum if a qualified initial public offering does not occur within 18 months of the date of issue of the Series "C" Notes. Interest will accrue on a daily basis and will be payable in two equal instalments on 31 March and 30 September in each year.

A qualified initial public offering is a public offering of shares resulting in net cash proceeds of at least €38,783,741, and the shares are listed on a specifically identified automated stock quotation system or stock exchange, including the London Stock Exchange.

(ii) *Redemption*

The redemption date for the Series "C" Notes is the fifth anniversary of the date of issue of the Series "C" Notes.

(iii) *Conversion*

Upon the occurrence of a qualified initial public offering, the Series "C" Notes shall automatically convert into ordinary shares.

A Series "C" Note holder will be entitled at certain times to convert its Series "C" Notes into ordinary shares in the Company by requiring the Company to allot fully paid ordinary shares in exchange for the principal amount of the Series "C" Notes together with accumulated interest.

Upon a qualified initial public offering the Series "C" Notes convert into ordinary shares in accordance with the following formula:

$$OS=(2.5(P+€776))/PPS$$

where

OS= number of ordinary shares issuable on conversion

P= principal amount of the Series "C" Note holder's Note, plus accumulated interest immediately before the conversion

PPS= price per share of the ordinary shares to be offered and sold in the qualified initial public offering.

In the event that such a conversion would result in the Series "C" Note holders shareholding in the Company being equal to or greater than 20 per cent of the entire issued ordinary share capital after completion of the qualified initial public offering, the Series "C" Note holders may require the Company to redeem all or any portion of the Series "C" Notes which if converted would exceed 20 per cent of the entire issued ordinary share capital, at a redemption price for the Series "C" Notes calculated as follows:

$$D \times E$$

where

D= the proportion of the principal amount outstanding and accumulated interest that, when converted would result in the Series "C" Note holders holding more than 20 per cent of the entire issued ordinary share capital, plus €776

E= 2.5

If at the conversion date there has not already been a trade sale or any public offering of ordinary shares, a Series "C" Note holder converting a principal amount of the Series "C" Notes shall receive a number of ordinary shares calculated as follows:

$$OS=((IS+RS)\times 2.5\times P)/(EV+AEP-(2.5\times P))$$

where

OS= the number of ordinary shares to be issued on the conversion

P= the principal amount of the Series "C" Note to be converted plus accumulated interest immediately before the conversion

IS= the number of ordinary shares in issue immediately before the conversion (without giving effect to exercise of the rights included in RS, to the conversion of P or any subsequent conversion of the Series "C" Notes)

RS= the aggregate number of ordinary shares issuable on exercise of any warrants, options convertible securities or other rights to acquire ordinary shares from the Company (other than the right to convert P into ordinary shares and the right to convert any other Series "C" Notes) outstanding immediately before conversion

EV= is the enterprise value of the Company as specified in the relevant independent valuation, after all liabilities (including any Series "C" Notes to be outstanding after the conversion, but excluding P), and the liquidation preference of any capital stock preferred to the ordinary shares

AEP= is the aggregate exercise or conversion price of all rights included in RS

If the right to convert is exercised contemporaneously with, or following, a share sale or any public offering of the ordinary shares, a Series "C" Note holder converting a principal amount of the Series "C" Notes shall receive a number of ordinary shares calculated as follows:

$$OS=(2.5\times(P+€776))/PPS$$

where

P= the principal amount of the Series "C" Note holder's note plus accumulated interest immediately before conversion (subject to reduction in the event that the Company exercises its right to pay accrued but unpaid interest that is not overdue)

PPS= either (a) in the case of any share sale (whether contemporaneously with or subsequent thereto) the sale price per share (on a common equivalent basis) realised in connection therewith; (b) in the case of conversion contemporaneously with the consummation of a non qualified initial public offering of ordinary shares, the sale price per share of such offering; (c) in the case of conversion contemporaneously with the consummation of a non qualified initial public offering of equity securities (other than ordinary shares) the sale price per share (on a common equivalent basis) of such offering; (d) if subsequent to any such non qualified initial public offering of ordinary shares, the average of the bid price per ordinary share for the ten trading days prior to the conversion date; or (e) if subsequent to any such non qualified initial public offering of equity securities (other than ordinary share) the average of the bid price per such equity securities (on a common equivalent basis) for the ten trading days prior to the conversion date.

If there is an issue of shares by the Company at any time within 12 months after any conversion of any Series "C" Notes, the Company shall give not less than 14 clear days notice of the further issue to those holders of any ordinary shares which were issued upon conversion of the Series "C" Notes.

If the further issue occurs within a 90 day period following any conversion of any Series "C" Notes, and if any former Series "C" Note holder would have been entitled to receive a greater number of ordinary shares had such a further issue been completed prior to the conversion, then the former Series "C" Note holder shall be entitled to subscribe for and be allotted such number of additional ordinary shares as it would have received had the issue taken place prior to the conversion of the converted Series "C" Notes.

If the further issue takes place more than 90 days after, but before the first anniversary of the conversion of the Series "C" Notes, and the former Series "C" Note holder determines that the value at which the further issue is proposed to be made is less than the fair market value of the shares to be issued in the further issue, the former Series "C" Note holder may require the Company to obtain a fairness opinion from a recognised valuation firm confirming the fairness of the further issue valuation. If the valuation firm indicates that the fair value is less than the fair market value, then each former Series "C" Note holder shall be entitled to subscribe for and to be issued and allotted (at a price equal to the nominal value of the shares to be allotted in accordance with this requirement) such number of additional ordinary shares as shall be necessary to ensure that the relevant former Series "C" Note holder receives the same number of ordinary shares it would have received had the further issue taken place prior to the conversion of the converted Series "C" Notes and at a value equal to the fair market value indicated by the valuation firm.

Investment by International Finance Corporation ('IFC') and Antipodean Capital Partners LLC ('AP')

On 29 April 2005, in support of the Company's investment programme, IFC agreed to invest €7,756,748. The IFC investment was settled by way of subscription for €7,755,972 Series "C" Notes and €776 for 7,755,972 Series "A" Shares, together with being issued warrants.

The Company also agreed to issue to AP €620,478 Series "C" Notes and €62 for 620,478 Series "A" Shares in compensation for services rendered to the Company having a value of €620,541, together with warrants.

Warrants

During a three year period subsequent to a qualified initial public offering, IFC and AP shall have an option to subscribe for shares at an option price per initial public offering share equal to the price at which the initial public offering shares were first offered to the public. The number of such initial public offering shares that are the subject of the option shall, in the case of:

1 IFC, be determined by dividing €3,878,374 by the initial public offering price and

2 AP, be determined by dividing €310,270 by the initial public offering price.

The option may be exercised in whole or in part and shall not become exercisable until:

- A syndicated loan for the benefit of the Company arranged by IFC of not less than US$20.0 million is arranged;
- The Company shall have obtained host country approval of a Company sponsored project in the People's Republic of China or the Republic of the Philippines; or
- The completion of a debt facility providing not less than US$10.0 million of financing on commercially reasonable terms or better for the farmers with whom the Company executed aggregation contracts.

Notes to the consolidated financial information (continued)

Subsequent to a qualified Initial Public Offering the option shall become exercisable in full upon and for 90 days immediately after the earlier of a trade sale or an acquisition by a third party of 30 *per cent* or more of the Company's issued share capital (or series of transactions resulting in an acquisition of 30 *per cent* or more of the Company's issued share capital).

Contractual commitments

Effective as of 1 January 2005, certain long term contractual commitments held by AgCert International LLC and AgCert Canada Co were transferred to the Company.

The Company now has a number of long term contractual commitments to supply certified emission reductions ("CERs") to third parties. The sales value of these contractual commitments is €74 million. In certain circumstances where the Company is unable to generate sufficient quantities of CERs to supply to the third parties, under the terms of these contracts replacement CERs would need to be sourced in order for the Company to fulfil its contractual obligations. The projected cost of these alternate CERs is indeterminable, however it is possible that the Company would have to acquire these CERs at the then prevailing market price.

Yours faithfully

KPMG
Chartered Accountants
Dublin, Ireland"

PART IV

Financial Information

Section B – Accountants' report on the Combined Entity

"KPMG

KPMG
Chartered Accountants
1 Stokes Place
St. Stephen's Green
Dublin 2
Ireland

The Directors
AgCert International plc
3 Ballymount Trading Estate
Suite 200
Ballymount, Dublin 12
Ireland

The Directors
Code Securities Limited
30 St James's Square
London SW1Y 4AL
United Kingdom

The Directors
Hoare Govett Limited
250 Bishopsgate
London EC2M 4AA
United Kingdom

3 June 2005

Dear Sirs,

Accountants' report on AgCert International LLC and AgCert Canada Co (the "Combined Entity")

We report on the financial information set out below in respect of the Combined Entity. The financial information has been prepared for inclusion in the document issued by AgCert International plc (the "Company") dated 3 June 2005 which comprises listing particulars for the purpose of the Listing Rules of the UK Listing Authority (the "Listing Particulars"), prepared in connection with the Placing of ordinary shares of the Company and the admission of the ordinary shares of the Company to the Official List of the UK Listing Authority and to trading on the London Stock Exchange plc's market for listed securities.

The Company was incorporated as a limited liability company on 8 December 2004 and did not trade prior to this date. The Company re-registered as an Irish public limited company on 18 May 2005. The Company commenced trading on 1 January 2005 when it acquired certain of the business, assets and liabilities of AgCert International LLC, a limited liability company organised in the United States of America on 10 May 2002 and certain of the business, assets and liabilities of AgCert Canada Co., an unlimited liability Company incorporated on 15 January 2003 under the laws of the Province of Nova Scotia, Canada.

Basis of preparation

The financial information set out below (the "Financial Information") comprises combined financial statements which conform with International Financial Reporting Standards (the "Financial Statements"). This Financial Information is based, after making such adjustments as we consider necessary to the audited combined financial statements of the Combined Entity which were prepared in accordance with Generally Accepted Accounting Principles

promulgated in the United States of America in respect of the eight month period from organisation to 31 December 2002, the year ended 31 December 2003 and the year ended 31 December 2004. The Financial Statements comprise of a combined income statement, combined statement of recognised income and expenses, combined balance sheet, combined statement of cash flows and related notes.

The Financial Statements are measured and presented in United States dollars ("USD" or "$") which is the functional currency of both AgCert International LLC and AgCert Canada Co.

As the Company is an Irish registered company and its ordinary shares will be listed on the London Stock Exchange, Supplementary Financial Information denominated in euro and comprising a combined income statement, a combined statement of recognised income and expense, a combined balance sheet and a combined statement of cash flows have been prepared and is presented on pages 89 to 93.

The Financial Information includes interest expenses charged by Andlinger Capital Partners LLC and XL TechGroup Inc. During the eight month period from organisation to 31 December 2002 and the years ended 31 December 2003 and 31 December 2004, the Combined Entity's operations were principally funded by capital contributions and interest bearing loans from Andlinger Capital Partners LLC and XL TechGroup, Inc. The basis of the funding and consequently the interest charges and financing cash flows may not be representative of the capital structure, interest charges and financing flows of the Company and its subsidiary undertakings going forward.

The Financial Information includes charges for management services between XL TechGroup Inc and the Combined Entity in respect of administration costs, for the eight month period from organisation to 31 December 2002 and the year ended 31 December 2003. The charges may not be representative of the charges to be incurred by the Company and its subsidiary companies going forward.

Responsibility

The combined financial statements are the responsibility of the Directors of the Company who approved their issue.

The Directors of the Company are responsible for the contents of the Listing Particulars in which this report is included.

It is our responsibility to compile the Financial Information set out in our report, to form an opinion on the Financial Information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the Financial Information. The evidence included that previously obtained by the auditors, KPMG LLP, a United States limited liability partnership and member firm of KPMG International, a Swiss co-operative, pertaining to the audit of the combined financial statements underlying the Financial Information of the Combined Entity.

Our work also included an assessment of significant estimates and judgements made by those persons responsible for the preparation of the Financial Statements, underlying the Financial Information and whether the accounting policies are appropriate to the Combined Entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Financial Information is free from material misstatement, whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the Financial Information gives, for the purposes of the Listing Particulars, a true and fair view of the state of affairs of the Combined Entity as at the dates stated and of its results and cash flows for the periods then ended.

Combined income statement

	Note	*Period ended 31 December 2002* $ *Continuing operations*	*Year ended 31 December 2003* $ *Continuing operations*	*Year ended 31 December 2004* $ *Continuing operations*
Revenue	1	—	—	—
Cost of sales	1	—	—	—
Gross profit		—	—	—
General and administrative expenses		(492,238)	(2,102,853)	(3,334,897)
Other operating expenses	2	(885,754)	(3,006,755)	(976,892)
Operating loss before financing costs		(1,377,992)	(5,109,608)	(4,311,789)
Financial expenses	4	(55,604)	(30,937)	(19,647)
Net financing costs		(55,604)	(30,937)	(19,647)
Loss before tax		(1,433,596)	(5,140,545)	(4,331,436)
Income tax expense	5	—	—	—
Loss for the period		(1,433,596)	(5,140,545)	(4,331,436)
Attributable to:				
Equity holders of the Combined Entity		(1,433,596)	(5,140,545)	(4,331,436)
Loss for the period		(1,433,596)	(5,140,545)	(4,331,436)

Combined statement of recognised income and expense

	Note	*Period ended 31 December 2002* $	*Year ended 31 December 2003* $	*Year ended 31 December 2004* $
Loss for the period		(1,433,596)	(5,140,545)	(4,331,436)
Total recognised income and expense for the period	10	(1,433,596)	(5,140,545)	(4,331,436)
Attributable to:				
Equity holders of the Combined Entity		(1,433,596)	(5,140,545)	(4,331,436)
Total recognised income and expense for the period		(1,433,596)	(5,140,545)	(4,331,436)

Combined balance sheet

	Note	As at 31 December 2002 $	As at 31 December 2003 $	As at 31 December 2004 $
Assets				
Property, plant and equipment	6	—	92,837	1,638,363
Total non-current assets		—	92,837	1,638,363
Other investments	7	—	88,350	181,778
Trade and other receivables	8	178,012	46,456	147,828
Cash and cash equivalents	9	213,417	280,587	200,433
Total current assets		391,429	415,393	530,039
Total assets	1	391,429	508,230	2,168,402
Equity				
Capital		1,000	4,002,000	9,418,687
Unit grants		101,000	101,000	(223,187)
Warrants		35,541	35,541	63,026
Accumulated losses		(1,433,596)	(6,574,141)	(10,888,514)
Total equity attributable to Equity holders of the Combined Entity	10	(1,296,055)	(2,435,600)	(1,629,988)
Liabilities				
Interest bearing loans and borrowings	11	—	—	2,670,000
Deferred revenue	13	—	500,000	500,000
Total non-current liabilities		—	500,000	3,170,000
Interest bearing loans and borrowings	11	1,510,000	1,944,255	—
Trade and other payables	14	177,484	499,575	628,390
Total current liabilities		1,687,484	2,443,830	628,390
Total liabilities		1,687,484	2,943,830	3,798,390
Total equity and liabilities	1	391,429	508,230	2,168,402

Combined statement of cash flows

	Period ended 31 December 2002	*Year ended 31 December 2003*	*Year ended 31 December 2004*
	$	*$*	*$*
Cash flows from operating activities			
Loss for the period	(1,433,596)	(5,140,545)	(4,331,436)
Adjustments for:			
Depreciation	—	12,674	52,813
Amortisation	35,541	2,262	5,745
Other	101,000	—	—
Interest expense	55,604	30,937	19,647
Amortisation of deferred compensation – equity settled expense	—	—	17,063
Operating loss before changes in working capital and provisions	(1,241,451)	(5,094,672)	(4,236,168)
(Increase)/decrease in related party balances	(147,075)	154,971	77,920
Increase in trade and other receivables	(30,937)	(15,519)	(87,187)
Increase in trade and other payables	121,880	327,800	18,026
Increase in deferred revenue	—	500,000	—
Interest paid	—	(44,542)	(962)
Net cash from operating activities	(1,297,583)	(4,171,962)	(4,228,371)
Cash flows from investing activities			
Acquisition of property, plant and equipment	—	(105,511)	(1,598,339)
Acquisition of option securities	—	(88,350)	(93,429)
Net cash from investing activities	—	(193,861)	(1,691,768)
Cash flows from financing activities			
Proceeds from the issue of capital	1,000	4,001,000	2,822,500
Proceeds from issue of unsecured loans	—	1,950,000	2,990,000
Proceeds from issue of convertible loans	1,510,000	—	—
Repayment of convertible loans	—	(1,510,000)	—
Proceeds on exercise of warrants	—	—	27,485
Payment of transaction costs	—	(8,007)	—
Net cash from financing activities	1,511,000	4,432,993	5,839,985
Net increase/(decrease) in cash and cash equivalents	213,417	67,170	(80,154)
Cash and cash equivalents at beginning of financial period	—	213,417	280,587
Cash and cash equivalents at 31 December	213,417	280,587	200,433

Notes to the Combined Financial Information

Significant accounting policies

AgCert International LLC is a company domiciled in the United States of America and was organised on 10 May 2002 under the laws of the State of Delaware. The registered office of AgCert International LLC is 2711 Centreville Road, Suite 400, Wilmington, Delaware, 19808, United States of America and the principal place of business is 1901 South Harbour City Boulevard, Suite 300, Melbourne, Florida, 32901, United States of America.

AgCert Canada Co is a company domiciled in Canada and was incorporated on 15 January 2003. The registered office of AgCert Canada Co is 1959 Upper Water Street, Suite 900, Halifax, Nova Scotia, B3J 2X2, Canada, and the principal place of business is Manulife Place, Suite 1100, 10180 101 Street, Edmonton, Alberta, T5J 3S4, Canada.

The Financial Information comprises combined financial statements which conform with International Financial Reporting Standards ("IFRSs") (the "Financial Statements"). This Financial Information is based, after making such adjustments as we consider necessary to the audited combined financial statements of the Combined Entity for the eight month period ended 31 December 2002, the year ended 31 December 2003 and the year ended 31 December 2004 which were prepared in accordance with Generally Accepted Accounting Principles promulgated in the United States of America, as if the Combined Entity were under common ownership.

The Financial Statements were authorised for issue by the directors on 20 April 2005.

(a) Statement of compliance

The Financial Information has been prepared in accordance with IFRSs and their interpretations adopted by the International Accounting Standards Board (IASB). The Financial Information also complies with IFRS as endorsed by the European Commission.

(b) Basis of preparation

AgCert International LLC, a limited liability company, was organised on 10 May 2002, in accordance with the laws of the State of Delaware, United States of America with primary business activities comprised of the generation of emission reduction offsets and aggregation processes associated with the registration and sale of emission reduction offsets. No subsidiaries were controlled by AgCert International LLC during the financial periods from the date of organisation to 31 December 2002, the year ended 31 December 2003 or the year ended 31 December 2004.

AgCert Canada Co is an unlimited liability company incorporated on 15 January 2003 under the laws of the Province of Nova Scotia, Canada with primary business activities comprised of identifying and developing contractual relationships with third parties interested in purchasing emission reduction offsets. No subsidiaries were controlled by AgCert Canada Co during the financial periods from the date of incorporation to 31 December 2003.

As certain of the business, assets and liabilities of both AgCert International LLC and AgCert Canada Co were acquired by AgCert International plc effective as of 1 January 2005, the Financial Statements which comprise a combined income statement, combined statement of recognised income and expense, a combined balance sheet, a combined statement of cash flows and related notes are presented in respect of the Combined Entity, as if it were under common ownership.

The Financial Information is presented in USD and is prepared on the historical cost basis.

The preparation of the Financial Information in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on management's best judgement as to what is reasonable and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 20.

The Combined Entity's accounting policies, as set out below, have been applied consistently to all periods presented in this Financial Information.

(c) Foreign currency

(i) Foreign currency transactions

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into USD at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated into USD at foreign exchange rates ruling at the dates the fair value was determined.

(d) Property, plant and equipment

(i) Owned assets

Items of property, plant and equipment are stated at cost less accumulated depreciation (see accounting policy d(iii) below) and impairment losses (see accounting policy (i) below).

The cost of self-constructed assets includes the cost of materials, direct labour and capitalised interest.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

The Combined Entity owns production assets (known as Biodigesters) which were constructed by the Combined Entity through various subcontractors and are located at numerous farm sites in North and South America. The Combined Entity has entered into supply contracts with a number of farm owners which give AgCert the sole rights to all environmental benefits derived from the data collected from the farmer for up to ten years, including the benefits arising from the combustion of methane into carbon dioxide. At the end of the contract, title to the Biodigesters will pass to the farmers. In the event that the contract is renewed, the Biodigesters could have a further estimated useful life, to be evaluated at the termination of the contracts. The Combined Entity constructs the Biodigesters on individual sites and capitalises only direct costs. Upon completion of each site, the asset is placed in service. If the construction phase of the Biodigester extends over a long period, the interest incurred on borrowed capital up to the date of completion is capitalised as part of the cost of construction.

(ii) Subsequent costs

Where the Combined Entity replaces a part of such an item of property, plant and equipment, the original part is derecognised, and the replacement part is recognised in the carrying amount when that cost is incurred and if it is probable that the future economic benefits embodied with the item will flow to the Combined Entity and the cost of the item can be measured reliably. All other costs are recognised in the income statement as an expense as incurred.

(iii) Depreciation

Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment.

Notes to the Combined Financial Information (continued)

The Biodigesters are depreciated over the shorter of the length of the contract between the farmers and the Combined Entity, and the useful life of the asset.

The estimated useful lives are as follows:

- Biodigesters 10 years
- computer software 5 years
- engineering equipment 5 years

The residual value, if not insignificant, is reassessed annually.

(e) Investments

(i) Investments in debt and equity securities

Financial instruments held for trading are classified as current assets and are stated at fair value with any resultant gain or loss recognised in the income statement. Where the fair value of financial instruments held for trading cannot be reliably measured, the carrying amount is deemed to reflect their fair value.

Financial instruments classified as held for trading are recognised/derecognised by the Combined Entity on the date it commits to purchase/sell the investments.

(f) Trade and other receivables

Trade and other receivables are stated at their cost less impairment losses (see accounting policy (i) below).

(g) Inventories

Inventories of offsets are stated at the lower of cost or net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and selling expenses.

Cost comprises all production costs and conversion costs and will be aggregated on a weighted average basis. At the end of each period, inventory cost will be evaluated based on the recoverable value and current market pricing to determine whether any write down is appropriate. To the extent that any impairment arises, losses from inventory valuation will be recognised in the period incurred. Additionally, the costs associated with producing the inventories will be charged to the income statement in the same period as the related revenues are recognised.

The cost of other inventories is based on the first-in first-out principle, determined on a weighted average cost basis, and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition.

(h) Cash and cash equivalents

Cash and cash equivalents comprise cash balances. Bank overdrafts that are repayable on demand and form an integral part of the Combined Entity's cash management are included as a component of cash and cash equivalents for the purposes of the statement of cash flows.

(i) Impairment

The carrying amounts of the Combined Entity's assets, other than inventories (see accounting policy (g) above), are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated (see (i) below).

An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

Impairment losses recognised in respect of cash generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash generating units (or group of units) and then, subsequently to reduce the carrying amounts of all other assets in the unit (or group of units) on a pro rata basis.

(i) Calculation of recoverable amount

The recoverable amount of the Combined Entity's investments in receivables carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (that is, the effective interest rate computed at the time of initial recognition of these financial assets). Receivables with a short duration are not discounted.

The recoverable amount of other assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

(ii) Reversals of impairment

An impairment loss in respect of a receivable carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had originally been recognised.

(j) Capital

The capital of the Combined Entity includes the capital of AgCert International LLC and AgCert Canada Co.

(i) Equity units

AgCert International LLC is a limited liability company organised under the laws of the State of Delaware, United States of America. The members of this company are entitled to obtain a share of units of equity.

(ii) Share capital

AgCert Canada Co. is an unlimited liability company incorporated under the laws of the Province of Nova Scotia, Canada, and having an authorised share capital of 1 million common shares (without nominal or par value).

(iii) Dividends

Dividends are recognised as a liability in the period in which they are declared.

(k) Convertible notes

Convertible notes that can be converted to share capital at the option of the holder, where the number of shares issued does not vary with changes in their fair value, are accounted for as compound financial instruments. Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components in proportion to the allocation of proceeds. The equity component of the convertible notes is calculated as the excess of the issue proceeds over the present value of the future interest and principal payments, discounted at the market rate of interest applicable to similar liabilities that do not have a conversion option. The interest expense recognised in the income statement is calculated using the effective interest rate method.

Notes to the Combined Financial Information (continued)

(l) Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

(m) Employee benefits

(i) Grants of restricted units

As part of its overall compensation program, AgCert International LLC from time to time enters into unit grant agreements with employees which allow employees to acquire an equity interest in AgCert International LLC comprising of units (see accounting policy j (i) above). The fair value of any restricted units granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at unit grant date and spread over the period during which the employees become unconditionally entitled to the units.

(n) Trade and other payables

Trade and other payables are stated at cost.

(o) Revenue

(i) Goods sold and services rendered

Revenue from the sale of emission offsets is recognised when the Combined Entity has transferred the significant risks and rewards of ownership to a customer. Revenue is recognised only if it is probable that future economic benefits will flow to the Combined Entity and these benefits can be measured reliably.

In order for the Combined Entity to generate a Certified Emission Reduction, a number of steps must be performed, as follows:

- the Combined Entity constructs a facility that produces Emission Reductions;
- the United Nations approves the process and methodology of measuring Emission Reductions and certifies their acceptance of the production process;
- the Combined Entity has to obtain the approval of the Designated National Authority for the process and methodology in the country in which the Emission Reduction facility is based;
- the Combined Entity produces Emission Reductions to supply to the customer;
- the Combined Entity then notifies the customer that Emission Reductions have been verified and are held for the customer's account; and
- the Emission Reductions need to be registered by the UNFCCC before they become Certified Emission Reductions that can be utilised by the customer in its own jurisdiction to reduce its level of emission production.

The Combined Entity will only recognise revenue when it notifies the customer that the Emission Reductions have been produced and are held for the customer's account, and it determines that the delivery and regulatory risk encompassed in the final Emission Reduction registration and certification process is minimal. As of the date of this report, no Emission Reductions have yet been certified and, consequently, it is not possible to identify the degree of this delivery or regulatory risk.

(p) Expenses

(i) Net financing costs

Net financing costs comprise interest payable on borrowings calculated using the effective interest rate method, interest receivable on funds invested and foreign exchange gains and losses.

Interest income is recognised in the income statement as it accrues using the effective interest method.

(ii) Development, engineering and intellectual property costs

The Combined Entity utilises consultants, professional service firms, subcontractors and various internal resources to undertake various initiatives related to research, engineering and development activities associated with its business. These initiatives include the following: development of a UNFCCC approved methodology to calculate emission offsets; development of standardised processes to apply for and ensure offset registration; development of standardised processes to obtain offset raw materials; development of standardised Biodigester construction processes; development of standardised monitoring and data collection processes; development of governmental contacts, industry knowledge, and relationships with verification and validation agencies; and development of a supply base of livestock farmers (supply aggregation). Additionally, the Combined Entity incurred costs to protect intellectual property rights associated with proprietary standardised processes and has also incurred costs associated with patent applications and trademark registration. To date, no development, engineering or intellectual property costs have been capitalised due to the uncertainty surrounding the recoverability of costs arising from the non-ratification of the Kyoto Protocol up to the last balance sheet date of 31 December 2004. Those development costs meeting the intangible asset recognition criteria under International Accounting Standard 38 "Intangible Assets" will be capitalised and amortised.

Further detail is set out in note 21 "Subsequent events".

(q) Income tax

Under the provisions of the Internal Revenue Code of the United States of America and applicable state laws within the United States of America, AgCert International LLC is not directly subject to income taxes; the result of its operations are included in the tax returns of its members. Therefore, no provision for US income taxes in respect of AgCert International LLC has been included in the accompanying Financial Statements.

AgCert Canada Co is subject to income taxes but has incurred net operating losses since inception and no income taxation has become payable.

No deferred tax has therefore been provided.

(r) Segment reporting

A segment is a distinguishable component of the Combined Entity that is engaged in providing products or services (by business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Notes to the Combined Financial Information (continued)

1. Segment reporting

Segment information is presented in respect of the Combined Entity's business and geographical segments. The primary format, business segments, is based on the Combined Entity's management and internal reporting structure.

Inter-segment pricing is determined on an arm's length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

(i) *Business segments*

The Combined Entity comprises one business segment being the generation of emission reduction offsets.

(ii) *Geographical segments*

Group operations are headquartered in Dublin, Ireland. The generation of emission offsets business is managed from the sales and administrative offices located in Florida, USA.

Emission reduction offsets are generated in two principal geographical areas being South America and North America.

In presenting the information on the basis of geographical segments, segment assets are based on the geographical location of the assets. Segment revenue is based on the geographical location of customers.

Notes to the Combined Financial Information (continued)

Business segments[1]

Year ended	*CER generation* 2002[2]	2003	2004
Revenue from external customers	—	—	—
Total revenue	—	—	—
Segment results	(1,377,992)	(5,109,608)	(4,311,789)
Operating loss	(1,377,992)	(5,109,608)	(4,311,789)
Net financing costs	(55,604)	(30,937)	(19,647)
Income tax expense	—	—	—
Loss for the period	(1,433,596)	(5,140,545)	(4,331,436)
Segment assets	391,429	508,230	2,168,402
Total assets	391,429	508,230	2,168,402
Segment liabilities	1,687,484	2,943,830	3,798,390
Total liabilities	1,687,484	2,943,830	3,798,390
Cash flows from operating activities	(1,297,583)	(4,171,962)	(4,228,371)
Cash flows from investing activities	—	(193,861)	(1,691,768)
Cash flows from financing activities	1,511,000	4,432,993	5,839,985
Capital expenditure	—	105,511	1,598,339

Geographical segments[1]

	North America			*South America*			*Combined*		
Year ended	*2002*[2]	*2003*	*2004*	*2002*[2]	*2003*	*2004*	*2002*[2]	*2003*	*2004*
Revenue from external customers	—	—	—	—	—	—	—	—	—
Segment assets	391,429	438,449	617,494	—	69,781	1,550,909	391,429	508,230	2,168,403
Capital expenditure	—	35,730	51,724	—	69,781	1,546,615	—	105,511	1,598,339

Note

(1) All segments are continuing operations

(2) Information for 2002 is presented in respect of the 8 month period from incorporation to 31 December 2002.

Notes to the Combined Financial Information (continued)

2. Other operating expenses

	Note	Period ended 31 December 2002 $	Year ended 31 December 2003 $	Year ended 31 December 2004 $
Research and development, expensed as incurred		343,610	2,146,634	976,892
Other operating expenses	i	542,144	860,121	—
		885,754	3,006,755	976,892

(i) During the years 2002, 2003 and 2004, the Combined Entity received significant support under a services agreement from XL TechGroup Inc., a current unitholder. The services and terms upon which they are provided are outlined in a formal support, service and space agreement between the Combined Entity and XL TechGroup Inc. XL TechGroup Inc. provides support in the form of personnel, management, research and development activities and various other administrative functions including payroll processing, accounts payable processing, and other record keeping tasks. Services are billed to the Combined Entity based on the actual costs of these support services, including overhead for the various support functions provided. Additionally, the support, service and space agreement includes a charge for usage of office facilities at the Melbourne office in Florida.

Fees charged for services amounted to $542,144, $860,121 and $Nil, during 2002, 2003 and 2004, respectively.

3. Personnel expenses

	Period ended 31 December 2002 $	Year ended 31 December 2003 $	Year ended 31 December 2004 $
Wages and salaries	296,879	1,282,826	2,059,676
Compulsory social security contributions	8,552	72,596	107,878
Equity-settled transactions	101,000	—	17,063
	406,431	1,355,422	2,184,617

4. Net financing costs

	Period ended 31 December 2002 $	Year ended 31 December 2003 $	Year ended 31 December 2004 $
Interest expense	55,604	30,937	19,647
Net financing costs	55,604	30,937	19,647

5. Income tax expense

Under the provisions of the Internal Revenue Code of the United States of America and applicable state laws within the United States of America, AgCert International LLC is not directly subject to income taxes. The results of its operations are included in the tax returns of its members. Therefore, no provision for US income taxes in respect of AgCert International LLC has been included in the Financial Statements.

Notes to the Combined Financial Information (continued)

AgCert Canada Co is subject to income taxes but has incurred net operating losses since inception and no income taxation has become payable.

No deferred tax has therefore been provided.

6. Property, plant and equipment

	Bio-digesters	*Engineering equipment*	*Computer software*	*Total*
Cost				
Balance at 1 January 2003	—	—	—	—
Other acquisitions	—	69,781	35,730	105,511
Balance at 31 December 2003	—	69,781	35,730	105,511
Depreciation and impairment losses				
Balance at 1 January 2003	—	—	—	—
Depreciation charge for the year	—	12,674	—	12,674
Impairment losses	—	—	—	—
Balance at 31 December 2003	—	12,674	—	12,674
Cost				
Balance at 1 January 2004	—	69,781	35,730	105,511
Other acquisitions	1,545,236	1,379	51,724	1,598,339
Balance at 31 December 2004	1,545,236	71,160	87,454	1,703,850
Depreciation and impairment losses				
Balance at 1 January 2004	—	12,674	—	12,674
Depreciation charge for the year	12,820	39,993	—	52,813
Impairment losses	—	—	—	—
Balance at 31 December 2004	12,820	52,667	—	65,487
Carrying amounts				
At 1 January 2003	—	—	—	—
At 31 December 2003	—	57,107	35,730	92,837
At 31 December 2004	1,532,416	18,493	87,454	1,638,363

Impairment loss

The absence of recognised revenue and internal cash generation by the Biodigesters as at the latest balance sheet date of 31 December 2004, together with the need for the continuing support of the founding members (being XL TechGroup Inc. and Andlinger Capital III LLC), during the years ended 31 December 2003 and 31 December 2004 was such that the Management of the Combined Entity assessed the recoverable amount of the Biodigesters.

Based on their assessment, the Directors determined that no impairment loss should be recognised as at 31 December 2003 or 31 December 2004.

The estimates of recoverable amount were based on the assessment of the future cash flows likely to be generated by the Biodigesters.

Property, plant and equipment under construction

During the year ended 31 December 2004, the Combined Entity commenced construction on a number of Biodigesters located on farms in Brazil and Mexico. The costs incurred up to the balance sheet date totalled $1,052,653.

Notes to the Combined Financial Information (continued)

7. Other Investments

	Note	31 December 2002 $	31 December 2003 $	31 December 2004 $
Current investments				
Option securities held for trading	(i)	—	88,350	181,778

(i) The option securities held for trading relate to payments made by the Combined Entity to acquire Verified Emission Reduction credits from farmers in North America. It is not possible to reliably measure the fair value of these option securities as an active market does not currently exist for the trading of Verified Emission Reduction credits.

8. Trade and other receivables

	31 December 2002 $	31 December 2003 $	31 December 2004 $
Trade receivables	—	—	—
Refundable deposits	30,937	46,456	133,644
Amounts due from related party	147,075	—	14,184
	178,012	46,456	147,828

Other receivables are shown net of impairment losses amounting to $Nil.

9. Cash and cash equivalents

	31 December 2002 $	31 December 2003 $	31 December 2004 $
Bank balances	213,417	280,587	200,433
Cash and cash equivalents	213,417	280,587	200,433
Cash and cash equivalents in the statement of cash flows	213,417	280,587	200,433

Notes to the Combined Financial Information (continued)

10. Capital and reserves

Reconciliation of movement in capital and reserves

Attributable to equity holders of the Combined Entity

	Note	Capital	Warrants	Unit grants	Accumulated losses	Total equity
Balance at 1 January 2002						
Capital issued		1,000	—	—	—	1,000
Grant of capital units subject to put option	(i)	—	—	53,125	—	53,125
Grant of capital units for services rendered	(ii)	—	—	47,875	—	47,875
Warrants issued		—	35,541	—	—	35,541
Total recognised income and expenses		—	—	—	(1,433,596)	(1,433,596)
Balance at 31 December 2002		1,000	35,541	101,000	(1,433,596)	(1,296,055)
Balance at 1 January 2003		1,000	35,541	101,000	(1,433,596)	(1,296,055)
Capital issued		4,001,000	—	—	—	4,001,000
Total recognised income and expenses		—	—	—	(5,140,545)	(5,140,545)
Balance at 31 December 2003		4,002,000	35,541	101,000	(6,574,141)	(2,435,600)
Balance at 1 January 2004		4,002,000	35,541	101,000	(6,574,141)	(2,435,600)
Capital issued		2,822,500	—	—	—	2,822,500
Conversion of debt to capital		2,270,000	—	—	—	2,270,000
Grant of capital units for future services		—	—	(324,187)	—	(324,187)
Deferred compensation in capital units	(iii)	324,187	—	—	—	324,187
Deferred compensation amortised		—	—	—	17,063	17,063
Exercise of warrants		—	27,485	—	—	27,485
Total recognised income and expenses		—	—	—	(4,331,436)	(4,331,436)
Balance at 31 December 2004		9,418,687	63,026	(223,187)	(10,888,514)	(1,629,988)

Capital

The capital of the Combined Entity includes the capital of AgCert International LLC and AgCert Canada Co.

Capital issued consists of Members' contributions to AgCert International LLC and issued share capital of AgCert Canada Co.

At 31 December 2004, the capital of AgCert International LLC comprised 29.46 million voting units (2002: 20.88 million units (19.35 million voting and 1.53 million non voting); 2003: 28.1 million voting units). The authorised number of units of AgCert International LLC is 32 million.

At 31 December 2004, the authorised capital of AgCert Canada Co comprised 1 million common shares of nil par/nominal value (2002: 1 million shares; 2003:1 million shares). At 31 December 2004, 100,000 ordinary shares were in issue.

The holders of units of AgCert International LLC are restricted from selling, giving, transferring or assigning any units, except as expressly provided by the operating agreement of AgCert International LLC. The unitholders are entitled to receive dividends as declared from time to time by the board of directors of AgCert International LLC and are entitled to one vote per unit at meetings of AgCert International LLC. In the event of a liquidation of AgCert International LLC, holders of units are entitled to share equally with regard to AgCert International LLC residual assets after provision is made for the payment of all liabilities.

The holders of AgCert Canada Co common shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at meetings of AgCert Canada Co. Should AgCert Canada Co be liquidated and the assets be insufficient to meet the obligations, the shareholders may be called upon to contribute to the deficiency. This requirement extends to any person who was historically registered as a shareholder and currently is registered as a shareholder.

Notes to the Combined Financial Information (continued)

Unit grants

(i) In connection with an employment agreement of the Chief Executive Officer, Alan Tank, AgCert International LLC entered into an arrangement during the financial period ended 31 December 2002 whereby a put option was granted which requires AgCert International LLC to repurchase up to 212,500 of AgCert International LLC's previously issued capital units at fair market value. As at 31 December 2004, no exercise of this put option had occurred. AgCert International LLC valued the obligation to repurchase these capital units at fair value as of the date of the grant during 2002 and recorded this as a component of members' equity.

(ii) During the financial period from organisation to 31 December 2004, AgCert International LLC granted 1,525,000 equity units to various employees and other individuals through unit grant agreements subject to a four year vesting period. These units were issued at a nominal value and consequently no deferred compensation charge was recorded in connection with these grants.

(iii) During the year ended 31 December 2004, AgCert International LLC granted 1,365,000 equity units to various employees and other individuals through unit grant agreements subject to a four year vesting period. The excess of fair value over the exercise price of these grants was calculated to be $324,187 of which $17,063 was charged to expense during the year ended 31 December 2004 leaving the unamortised balance of unearned compensation at 31 December 2004 of $307,124 to be amortised over the remaining vesting period. The fair value was determined based on a third party valuation (see note 12).

Warrants

During the year ended 31 December 2002, AgCert International LLC issued 220,000 warrants in connection with financing obtained from private investors. Under the terms of the warrant agreements, AgCert International LLC issued warrants to purchase 110,000 member units of AgCert International LLC at an exercise price $0.227 per unit and an additional 110,000 member units at an exercise price of $0.25 per unit. The term over which the holder can exercise the option on the warrants is 3 years. The warrants were recorded at fair value to deferred loan costs as a cost of obtaining financing and are amortised on a straight-line basis over the term of the related debt. The fair value of the warrants was estimated at $35,541 at the time of issuance, using the Black-Scholes option pricing model with the following assumptions: fair value of member units will be $0.25, dividend rate of 0 *per cent*; risk-free interest rate of 4 *per cent;* the contractual life of the warrant; and volatility of 100 *per cent*.

During the year ended 31 December 2004 certain individuals exercised warrants to purchase 55,000 units at an exercise price of $0.227 and 60,000 units at an exercise price of $0.25 per unit resulting in net proceeds of $27,485. As at 31 December 2004, 105,000 warrants remained outstanding.

11. Interest-bearing loans and borrowings

This note provides information about the contractual terms of the Combined Entity's interest-bearing loans and borrowings. See note 15 for more information about the Combined Entity's exposure to interest rate risk.

	31 December 2002 *$*	*31 December 2003* *$*	*31 December 2004* *$*
Non-current liabilities			
Unsecured notes	—	—	2,670,000
	—	—	2,670,000
Current liabilities			
Convertible notes	1,510,000	—	—
Unsecured notes	—	1,944,255	—
	1,510,000	1,944,255	—

	Note	31 December 2002 $	31 December 2003 $	31 December 2004 $
Convertible notes				
$210,000 unsecured convertible notes payable interest payable at prime plus 2% Repaid during 2003	(i)	210,000	—	—
$1,300,000 unsecured convertible notes payable, interest payable at prime plus 2% Repaid in 2003	(ii)	1,300,000	—	—
		1,510,000	—	—

Unsecured notes

	Note	31 December 2002 $	31 December 2003 $	31 December 2004 $
$1,950,000 unsecured notes payable to members, interest payable at prime plus 2% due 31 August 2006 Converted to capital units during 2004	(iii)	—	1,944,255	—
$320,000 unsecured notes payable to members, interest payable at prime plus 2% due 31 August 2006 Proceeds received and converted to equity during 2004	(iv)	—	—	—
$2,670,000 unsecured notes payable to members, interest payable quarterly at prime plus 2% per annum, 7.25% at 31 December 2004. This note is due in full on 31 December 2006	(v)	—	—	2,670,000
		—	1,944,255	2,670,000

(i) In February 2003 the $210,000 notes payable, along with accrued interest, were repaid. The noteholders received warrants to acquire 220,000 member units of AgCert International LLC at purchase prices ranging from $0.227 to $0.25 per unit.

(ii) In January 2003, $1,300,000 notes were repaid, along with accrued interest, following the investment by members of AgCert International LLC.

(iii) During 2003, the Combined Entity was advanced in aggregate $1,950,000 at various times during the year under a master funding agreement with the members of AgCert International LLC. The funding agreement was terminated in 2004 and the outstanding note was converted to member contributions. Borrowing costs of $5,745 have been applied against the amount borrowed. (See note 10)

(iv) During 2004, AgCert International LLC was advanced an additional $320,000 at various times of the year under the master funding agreement with members of AgCert International LLC. The funding agreement was terminated in 2004 and the outstanding note was converted to member contributions. (See note 10)

(v) In 2004, AgCert International LLC was advanced $2,670,000 by the members under a master future funding agreement. The notes bear interest at prime plus 2 *per cent* (7.25 *per cent* at 31 December 2004), interest payable quarterly and commencing on 1 January 2006, until the notes are repaid in full. The principal value of the notes is due for repayment on 31 December 2006.

Amounts receivable from and amounts payable to related parties are non-interest bearing.

12. Employee benefits

	31 December 2002 $	31 December 2003 $	31 December 2004 $
Equity-settled transactions liability	101,000	—	17,063
	101,000	—	17,063

Equity based payments

In May 2002 AgCert International LLC established a unit grant program that entitles key management personnel, employees and others to acquire capital units in AgCert International LLC. In accordance with this program, the capital units are acquired for a capital contribution of $0.01 per unit. The unit holder is then entitled to a profit interest in AgCert International LLC.

The capital units granted are restricted and are subject to repurchase by AgCert International LLC after certain time periods elapse, subject to a maximum of four years. The repurchase terms of each unit grant agreement differ. After two years, the unit holders are entitled to sell, assign, transfer or otherwise dispose of units which are not restricted, in accordance with the terms of the AgCert International LLC Operating Agreement.

All unit grants are settled by physical delivery of the units.

Grant date	*Note*	*Number of units*
Unit grant to key management dated 15 May 2002	(i)	850,000
Unit grant to others dated 15 May 2002	(ii)	650,000
Unit grant to key management dated 1 October 2002	(ii)	875,000
Unit grant to employees and others dated 19 October 2004	(iii)	1,365,000
Total units granted		3,740,000

(i) The chief executive officer, Alan Tank, was granted a put option requiring AgCert International LLC to repurchase up to 212,500 previously issued capital units at fair market value. The obligation to repurchase the capital units was fair valued at the date of grant and recorded as a component of members' equity (see note 10).

(ii) Capital units were issued to key management and other individuals at nominal value and consequently no deferred compensation charge was recorded in respect of the grants. The nominal value of these capital units was recorded as a component of members' equity (see note 10).

(iii) With respect to the capital unit grants in 2004, the excess of the fair value over the exercise price was $324,187, of which $17,063 was charged to expenses, leaving an unamortised balance of unearned compensation of $307,124 at 31 December 2004. Fair value was determined on a discounted cash flow approach based on the future earnings and dividend paying capacity of the Combined Entity (see note 10).

Upon transfer of certain of the business, assets and liabilities of the Combined Entity to the Company, the unit grant program will not transfer. It is proposed that a new Share Option Program will be established in the Company.

13. Deferred revenue

During October 2003, the Combined Entity entered into an arrangement to sell offsets to a third party at a fixed price. This option agreement gives the third party the right, but not the obligation, to purchase up to 750,000 emission reduction offsets at a strike price of $5.00 on or before

30 September 2008. In exchange for this right, the third party paid cash of $500,000 as a premium which was recorded by the Combined Entity as deferred revenue. As of 31 December 2004, the third party had not exercised any purchases under this agreement.

14. Trade and other payables

	31 December 2002 $	31 December 2003 $	31 December 2004 $
Trade payables	79,214	317,993	277,499
Payroll accruals	75,542	170,600	86,823
Accrued expenses	22,728	3,086	164,068
Amounts due to related party	—	7,896	100,000
	177,484	499,575	628,390

15. Financial Instruments

Exposure to credit, interest rate, foreign currency and liquidity risks arises in the normal course of the Combined Entity's business.

Credit risk

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are to be performed on all customers requiring credit over a certain amount.

At the balance sheet date, there were no trade receivables and therefore no concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet.

Interest rate risk

The Combined Entity is subject to interest rate exposures on its borrowings which are all variable interest rate loans..

Foreign currency risk

The Combined Entity is exposed to foreign currency risks on purchases and borrowings that are denominated in a currency other than the dollar. The currencies giving rise to the risks are primarily the Brazilian Real and the Mexican Peso.

Liquidity risk

Details in respect of maturity of loans, unused loan commitments and un-drawn borrowing facilities are set out in note 11.

Notes to the Combined Financial Information (continued)

Fair values

The fair values together with the carrying amounts shown in the balance sheet are as follows:

	Carrying amount 2002 $	Fair value 31 December 2002 $	Carrying amount 2003 $	Fair value 31 December 2003 $	Carrying amount 2004 $	Fair value 31 December 2004 $
Option securities held for trading	—	—	88,350	88,350	181,778	181,778
Trade and other receivables	30,937	30,937	46,456	46,456	133,644	133,644
Cash and cash equivalents	213,417	213,417	280,587	280,587	200,433	200,433
Related party loan receivable	147,075	147,075	—	—	14,184	14,184
Convertible notes	(1,510,000)	(1,510,000)	—	—	—	—
Unsecured notes	—	—	(1,944,255)	(1,944,255)	(2,670,000)	(2,670,000)
Related party loan payable	—	—	(7,896)	(7,896)	(100,000)	(100,000)
Trade and other payables	(177,484)	(177,484)	(491,679)	(491,679)	(528,390)	(528,390)
	(1,296,055)	(1,296,055)	(2,028,437)	(2,028,437)	(2,786,351)	(2,786,351)
Unrecognised (losses)/gains		—		—		—

Estimation of fair values

Financial assets and liabilities

The carrying amount of financial assets and liabilities is deemed to reflect the approximate fair value.

16. Capital commitments

During the year ended 31 December 2004, the Combined Entity entered into contracts to construct Biodigesters on farm sites in Brazil and Mexico. The value of these construction commitments is $1.7 million (2002: $Nil; 2003: $Nil). These commitments are expected to be settled in the following year.

17. Contingencies

At 31 December 2004 the Combined Entity has a long term contractual commitment to supply certified emission reductions ("CERs") credits to a third party. The sales value of this contractual commitment is €39 million. In certain circumstances where the Combined Entity is unable to generate sufficient quantities of CERs to supply to third parties, under the terms of this contract replacement CERs would need to be sourced in order for the Combined Entity to fulfil its contractual obligations. The projected cost of these alternate CERs is indeterminable, however it is possible that the Combined Entity would have to acquire these CERs at the then prevailing market price.

18. Related parties

Identity of related parties

AgCert International LLC has a related party relationship with its founding members and with its directors and executive officers.

AgCert Canada Co has a related party relationship with its shareholders and with its directors and executive officers.

Transactions with founding members and shareholders

During the years 2002, 2003 and 2004, the Combined Entity received significant support under a services agreement from XL TechGroup, Inc, a founding member, the details of which are explained in note 2. Fees and charges for services amounted to $542,144, $860,121 and $Nil during 2002, 2003 and 2004, respectively.

During 2003, the Combined Entity entered into an agreement with ANC Management Corp, an affiliate of Andlinger Capital Partners III LLC (a founding member of AgCert International LLC), to provide certain services consisting of general advice and services with respect to the Entity's

business, financial management, and long term planning. Compensation under this arrangement is based on the Combined Entity's revenues and limited to $500,000 per year. As at 31 December 2004, no payments had been made or were due under this agreement.

Transactions with key management personnel

In addition to their salaries, the Combined Entities also provide non-cash benefits to Directors and executive officers.

Executive officers also participate in the AgCert International LLC unit grant scheme.

The key management personnel compensation is as follows:

	Period ended 31 December 2002	*Year ended 31 December 2003*	*Year ended 31 December 2004*
	$	*$*	*$*
Short term employee benefits	—	17,890	21,468
Post employment benefits	—	—	—
Equity compensation benefits	101,000	—	3,863
	101,000	17,890	25,331

Total remuneration is included in "personnel expenses" (see note 3).

	Period ended 31 December 2002	*Year ended 31 December 2003*	*Year ended 31 December 2004*
	$	*$*	*$*
Directors	—	—	—
Executive officers	9,791	321,216	389,422
	9,791	321,216	389,422

19. Ownership structure

AgCert International LLC was founded in 2002 by XL TechGroup LLC (now XL TechGroup, Inc), certain of its employees and other private investors. In 2003, Andlinger Capital III LLC made an investment to acquire 43 *per cent* ownership of the AgCert International LLC and became an equal unit holder with XL TechGroup, Inc. The employees continue to maintain their remaining ownership interest in AgCert International LLC. Ownership in AgCert Canada Co is divided between XL TechGroup, Inc and employees at approximately 85 *per cent* and 15 *per cent*, respectively.

Significant subsidiaries

At each of 31 December 2002, 31 December 2003 and 31 December 2004, neither AgCert International LLC nor AgCert Canada Co owned an interest in any subsidiary undertakings.

20. Accounting estimates and judgements

Management discussed the development, selection and disclosure of the Combined Entity's critical accounting policies and estimates and the application of these policies and estimates.

Key sources of uncertainty

Recoverability of Biodigester cost

The carrying amount of the Biodigesters is dependent on future revenue and is subject to cross border risk beyond the control of the Combined Entity. The Combined Entity plans to expand the business by raising and deploying capital in several new and emerging markets for which little historical information exists. The future revenue is inherently difficult to forecast. If expected revenue is not achieved this may result in the impairment of the Biodigesters. The Combined Entity's cross border operations and expansion will be subject to risks beyond management's

control including unexpected changes in regulatory requirements; difficulties in staffing and managing foreign operations; difficulties relating to the enforcement of contracts; and changes in laws and policies affecting trade and investment in jurisdictions where the Combined Entity operates. These risks could adversely impact the ability of the Combined Entity to generate turnover in the future which could impact the carrying value of the Biodigesters.

These risks of impairment relating to the Biodigesters will been mitigated over time as a result of certain key events having occurred subsequent to 31 December 2004 (see note 21).

21. Subsequent events

Effective as of 1 January 2005, certain of the business, assets and liabilities of the Combined Entity were sold to the Company and its subsidiary undertakings.

Supplementary Financial Information for the Combined Entity

Basis of preparation

This Supplementary Financial Information, comprising an income statement, statement of recognised income and expense, balance sheet and statement of cash flows is based on the Financial Statements of the Combined Entity, prepared in accordance with International Financial Reporting Standards, denominated in United States Dollars and translated into euro.

Balance sheet amounts reported as at 31 December 2002, 31 December 2003 and 31 December 2004 were translated into euro using the USD/euro exchange rate as at 31 December 2002 of $1.0487, 31 December 2003 of $1.2630 and 31 December 2004 of $1.3621 respectively.

Income and expenses, and cash flows presented for the eight month period from incorporation to 31 December 2002, the year ended 31 December 2003 and the year ended 31 December 2004 were translated using the average USD/euro exchange rate applicable to the year ended 31 December 2002 of $0.9456, the year ended 31 December 2003 of $1.1312 and the year ended 31 December 2004 of $1.2439, respectively. These rates of exchange have been sourced from the Central Bank of Ireland.

The Supplementary Financial Information has been presented after making such adjustments as we considered necessary.

Supplementary Financial Information on the Combined Entity

Combined Income statement

	Period ended 31 December 2002 € *Continuing operations*	*Year ended 31 December 2003* € *Continuing operations*	*Year ended 31 December 2004* € *Continuing operations*
Revenue	—	—	—
Cost of sales	—	—	—
Gross profit	—	—	—
General and administrative expenses	(520,556)	(1,858,958)	(2,681,001)
Other operating expenses	(936,711)	(2,658,022)	(785,346)
Operating loss before financing costs	(1,457,267)	(4,516,980)	(3,466,347)
Financial expenses	(58,803)	(27,349)	(15,795)
Net financing costs	(58,803)	(27,349)	(15,795)
Loss before tax	(1,516,070)	(4,544,329)	(3,482,142)
Income tax expense	—	—	—
Loss for the period	(1,516,070)	(4,544,329)	(3,482,142)
Attributable to:			
Equity holders of the Combined Entity	(1,516,070)	(4,544,329)	(3,482,142)
Loss for the period	(1,516,070)	(4,544,329)	(3,482,142)

Supplementary Financial Information on the Combined Entity

Combined statement of recognised income and expense

	Period ended 31 December 2002 €	*Year ended 31 December 2003* €	*Year ended 31 December 2004* €
Loss for the period	(1,516,070)	(4,544,329)	(3,482,142)
Total recognised income and expense for the period	(1,516,070)	(4,544,329)	(3,482,142)
Attributable to:			
Equity holders of the Combined Entity	(1,516,070)	(4,544,329)	(3,482,142)
Total recognised income and expense for the period	(1,516,070)	(4,544,329)	(3,482,142)

Supplementary Financial Information on the Combined Entity

Combined balance sheet

	31 December 2002 €	31 December 2003 €	31 December 2004 €
Assets			
Property, plant and equipment	—	73,505	1,202,821
Total non-current assets	—	73,505	1,202,821
Other investments	—	69,952	133,455
Trade and other receivables	169,746	36,782	108,529
Cash and cash equivalents	203,506	222,159	147,150
Total current assets	373,252	328,893	389,134
Total assets	373,252	402,398	1,591,955
Equity			
Capital	954	3,168,646	6,914,828
Unit grants	96,310	79,968	(163,855)
Warrants	33,891	28,140	46,271
Translation reserve	149,047	855,221	1,283,270
Accumulated losses	(1,516,070)	(6,060,399)	(9,277,187)
Total equity attributable to Equity holders of the Combined Entity	(1,235,868)	(1,928,424)	(1,196,673)
Liabilities			
Interest bearing loans and borrowings	—	—	1,960,209
Deferred revenue	—	395,883	367,080
Total non-current liabilities	—	395,883	2,327,289
Interest bearing loans and borrowings	1,439,878	1,539,394	—
Trade and other payables	169,242	395,545	461,339
Total current liabilities	1,609,120	1,934,939	461,339
Total liabilities	1,609,120	2,330,822	2,788,628
Total equity and liabilities	373,252	402,398	1,591,955

Supplementary Financial Information on the Combined Entity

Combined statement of cash flows

	Period ended 31 December 2002 €	*Year ended 31 December 2003* €	*Year ended 31 December 2004* €
Cash flows from operating activities			
Loss for the period	(1,516,070)	(4,544,329)	(3,482,142)
Adjustments for:			
Depreciation	—	11,204	42,458
Amortisation	37,586	2,000	4,619
Other	106,810	—	—
Interest expense	58,802	27,349	15,795
Amortisation of deferred compensation – equity settled expense	—	—	13,717
Operating loss before changes in working capital and provisions	(1,312,872)	(4,503,776)	(3,405,553)
(Increase)/decrease in related party balances	(155,536)	136,997	62,642
Increase in trade and other receivables	(32,717)	(13,719)	(70,092)
Increase in trade and other payables	128,891	289,780	14,491
Increase in deferred revenue	—	442,008	—
Interest paid	—	(39,376)	(773)
Net cash from operating activities	(1,372,234)	(3,688,086)	(3,399,285)
Cash flows from investing activities			
Acquisition of property, plant and equipment	—	(93,273)	(1,284,942)
Acquisition of option securities	—	(78,103)	(75,110)
Net cash from investing activities	—	(171,376)	(1,360,052)
Cash flows from financing activities			
Proceeds from the issue of capital	1,058	3,536,952	2,269,073
Proceeds from issue of unsecured loans	—	1,723,833	2,403,730
Proceeds on exercise of warrants	—	—	22,096
Proceeds from issue of convertible loans	1,596,870	—	—
Repayment of convertible loans	—	(1,334,866)	—
Payment of transaction costs	—	(7,078)	—
Net cash from financing activities	1,597,928	3,918,841	4,694,899
Net increase/(decrease) in cash and cash equivalents	225,694	59,379	(64,438)
Cash and cash equivalents at the beginning of financial period	—	203,506	222,159
Effect of exchange rate fluctuations on cash held	(22,188)	(40,726)	(10,571)
Cash and cash equivalents at 31 December	203,506	222,159	147,150

Yours faithfully

KPMG
Chartered accountants
Dublin, Ireland"

PART V

Unaudited pro-forma statement of net assets

Pro forma statement

Set out below is an unaudited pro forma net assets statement of AgCert International plc (the "pro forma net assets statement"). The pro forma net assets statement is based on:

- The balance sheet of AgCert International plc and its subsidiary undertakings as at 31 December 2004, as set out in the Accountants' Report in Section A of Part IV of the document;
- The balance sheet of the Combined Entity as at 31 December 2004, as set out in the Accountants' Report in Section B of Part IV of this document; and
- Other adjustments as noted below.

This statement has been prepared for illustrative purposes only, and, because of its nature, may not give a true picture of the financial position of AgCert International plc and its subsidiary undertakings. This pro forma net asset statement is intended to illustrate how the issue of the Placing shares and the receipt of financing might have affected the net assets of AgCert International plc and subsidiary undertakings, had it occurred on 31 December 2004.

€000	*Net assets of the Combined Entity as at 31 December 2004 Notes 1 and 4*	*Net assets of AgCert International plc as at 31 December 2004 Notes 2 and 4*	*Adjustments The IFC Investment Note 3.1*	*Adjustments Net proceeds of Placing Note 3.2*	*Pro forma net assets*
Assets					
Property, plant and equipment	1,203	—	—	—	1,203
Total non-current assets	1,203	—	—	—	1,203
Other investments	133	—	—	—	133
Trade and other receivables	109	10	—	—	119
Cash and cash equivalents	147	—	7,484	65,501	73,132
Total current assets	389	10	7,484	65,501	73,384
Total assets	1,592	10	7,484	65,501	74,587
Liabilities					
Interest bearing loans and borrowings	1,960	—	7,756	(1,960)	7,756
Deferred revenues	367	—	—	—	367
Total non-current liabilities	2,327	—	7,756	(1,960)	8,123
Trade and other payables	461	—	—	—	461
Total current liabilities	461	—	—	—	461
Total liabilities	2,788	—	7,756	(1,960)	8,584
Net assets	(1,196)	10	(272)	67,461	66,003

Notes to the pro forma net assets statement

1. The net assets of the Combined Entity as at 31 December 2004 have been extracted without material adjustment from the Accountants' Report which is set out in Section B of Part IV of this document.
2. The net assets of AgCert International plc and its subsidiary undertakings at 31 December 2004 have been extracted without material adjustment from the Accountants' Report which is set out in Section A of Part IV of this document.
3. The adjustments reflect:
   3.1 The Company issued IFC Series C Notes in the amount of €7.756 million, together with 7.756 million SAPs. Expenses relating to the investment totalled €0.272 million, resulting in net cash proceeds received from IFC of €7.484 million.
   3.2 The net proceeds of the Placing amount to €65.501 million. This amount is arrived at after:
   - Issue of 43,436,293 new Ordinary Shares at a placing price of 140p per Ordinary Share, raising cash proceeds of €90 million (being £60.811 million translated from sterling to euro using an exchange rate of £1.00 : €1.480)
   - Less: Repayment of shareholder loans outstanding at 31 December 2004 of €1.960 million
   - Less: Payment of outstanding expenses relating to the Placing and Admission of €9.865 million and repayment of additional loans drawn down by the Company subsequent to 31 December 2004 of €12.674 million.
4. No account has been taken of the trading results subsequent to the balance sheet date above.

KPMG

KPMG
Chartered Accountants
1 Stokes Place
St. Stephen's Green
Dublin 2
Ireland

The Directors
AgCert International plc
3 Ballymount Trading Estate
Suite 200
Ballymount Dublin 12
Ireland

The Directors
Code Securities Limited
30 St James's Square
London SW1Y 4AL
United Kingdom

The Directors
Hoare Govett Limited
250 Bishopsgate
London EC2M 4AA
United Kingdom

3 June 2005

Dear Sirs

Report on pro forma net asset statement

We report on the pro forma net asset statement set out in Part V of the Listing Particulars dated 3 June 2005, which has been prepared, for illustrative purposes only, to provide information about how the issue of Placing Shares and the receipt of financing might have affected the financial information presented.

Responsibilities

It is the responsibility solely of the Directors of AgCert International plc to prepare the pro forma financial information in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority.

It is our responsibility to form an opinion, as required by the Listing Rules of the UK Listing Authority, on the pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board. Our work, which involved no independent examination of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the Directors of AgCert International plc.

Opinion

In our opinion:

- the pro forma net assets statement has been properly compiled on the basis set out therein;
- such basis is consistent with the accounting policies of AgCert International plc; and
- the adjustments are appropriate for the purposes of the pro forma net assets statement as disclosed pursuant to paragraph 12.29 of the Listing Rules of the UK Listing Authority.

Yours faithfully

KPMG
Chartered Accountants
Dublin, Ireland"

Experts' report on the Group

Climate Change Capital

Bond Street House, 14 Clifford Street, London W1S 4BX
Tel: 020 7290 7040 Fax: 020 7290 7041 www.climatechangecapital.com

The Directors
AgCert International plc
3 Ballymount Trading Estate
Suite 200
Ballymount
Dublin 12, Ireland

The Directors
Code Securities Limited
30 St James's Square
London SW1Y 4AL, UK

The Directors
Hoare Govett Limited
250 Bishopsgate
London EC2M 4AA, UK

ABN AMRO Bank N.V.
250 Bishopsgate
London EC2M 4AA, UK

and

NM Rothschild & Sons Limited
New Court
St Swithin's Lane
London EC4P 4DU, UK
(together trading as "ABN AMRO Rothschild")

3 June 2005

Dear Sirs

AGCERT INTERNATIONAL PLC: EXPERTS' REPORT

1. Executive summary

1.1 *Introduction*

The Directors of AgCert International plc ("AgCert" or the "Group") have instructed Climate Change Capital Limited ("CCC") to prepare an independent report (the "Report") in connection with the proposed offering of ordinary shares in AgCert (the "Placing"), its admission to the Official List of the UK Listing Authority (the "UKLA") and admission of its ordinary shares to the main market of the London Stock Exchange.

CCC is required to assess the following:

- the merits of AgCert's products and/or services;
- AgCert's business plan, including the critical path and timescale to commercial exploitation and any projections of the market potential for AgCert's products or services; and
- the risk factors which might affect AgCert's business plan.

1.2 *Overview of AgCert*

AgCert introduces improved practices for managing animal waste on intensive livestock farms. These practices capture and combust methane which is a Greenhouse Gas ("GHG") emitted by the effluent, thereby reducing the contribution to global warming by GHGs released into the atmosphere. Point Carbon described AgCert as "one of the driving forces behind the market for carbon credits generated through the Clean Development Mechanism" in May 2005. Agriculture generated 20 *per cent* of global man-made GHG emissions in 1990. The Group's approved methodology for decreasing GHG emissions enables it, after obtaining the required regulatory approvals, to earn Certified Emission Reductions ("CERs"), which are emissions allowances that are awarded for verified reductions in GHGs from projects classified under the Clean Development Mechanism ("CDM") as provided for by the Kyoto Protocol. AgCert generates revenue by selling CERs in the carbon market.

1.3 *Climate change policy and law*

The current scientific consensus is that man-made activities have significantly increased the volumes of GHGs that have been emitted into the atmosphere, with the consequential risk of raising the global temperature and altering the global climate. In order to stabilise the concentration of GHGs in the atmosphere, global GHG emissions must be reduced.

Political negotiations between governments have developed an international policy framework for climate change that has set a legally binding objective to limit the concentration of GHGs in the atmosphere to a safe level. The policy has evolved from the First World Climate Conference in 1979, to the United Nations Framework Convention on Climate Change ("UNFCCC") that was signed at the Earth Summit in 1992, to the Kyoto Protocol that was signed in 1997 and entered into legal force in February 2005. Article 3 of the Kyoto Protocol set legally binding GHG emissions reduction commitments for countries listed in Annex B to the Protocol ("Annex B Parties"). More recently, the European Union Emissions Trading Scheme ("EU-ETS") commenced in January 2005. The EU-ETS is a European wide cap-and-trade scheme for emissions allowances that operates in 2 phases between 2005 to 2007 and 2008 to 2012.

The global market for GHG emissions reductions is a policy-driven market that has been created to provide an economic incentive for countries to reduce their GHG emissions and thereby create a demand for emissions allowances. Past examples of emissions trading schemes include the USA establishing a sulphur dioxide cap-and-trade scheme and the UK establishing its own voluntary GHG emissions trading scheme. These schemes have incorporated similar concepts, such as the monitoring, trading and retiring of allowances over a specified time period, and indicate that the principles underlying the EU-ETS are not new and untested.

1.4 *The market*

1.4.1 *Overview*

The obligation to reduce GHGs through market mechanisms has the potential to develop into a major global market. Point Carbon estimated that the value of the global market for trading GHG emissions allowances could reach €34 billion in 2010, which incorporates both primary (compliance) and secondary trading. However, Point Carbon estimated that the size of the global market could range from €4.6 billion (if it remains primarily a compliance market) to €200 billion (if it becomes a global liquid market) in 2010. CCC considers that these are reasonable estimates.

AgCert's initial primary market is in generating CERs from CDM projects. A key driver for trading CERs in the EU-ETS before the start of the compliance period under the Kyoto Protocol between 2008 and 2012 (the "Kyoto Protocol Period") is the expectation that GHG emissions caps placed on countries and installations will be tightened and thereby will raise prices.

A further driver for demand in the compliance market, which covers organisations that have to achieve emissions reduction targets, will be the EU-ETS. Whilst CERs can be traded at any point from 2000, currently strong demand for CERs originates from organisations with emissions reduction targets under the EU-ETS seeking to enter bilateral forward contracts. CCC believes that the EU-ETS, which is where AgCert is focussing for selling CERs, will be the price-setter before and during the Kyoto Protocol Period and will be the largest single source of demand.

1.4.2 *CER price*

Point Carbon has reported a number of CER forward purchase contracts announced since December 2004 for up to 6 million tonnes of carbon dioxide equivalent reductions. On 8 March 2005 Point Carbon reported that "a couple of confidential (primary) CER forward deals have recently taken place at around €5.25". CERs are fungible with allowances within the EU-ETS, which, as mentioned above, CCC believes will be the price-setter before and during the Kyoto Protocol Period. Allowances prices in the EU-ETS reached €17 per tonne on 4 April 2005.

Within the EU-ETS, one advantage of CERs is the ability to roll over CERs between the two phases of the EU-ETS, which suggests that the time value advantage of CERs will be recognised by the market. However, early forward CER prices will also reflect perceptions over regulatory and commercial risks until the CDM regulatory infrastructure is firmly established and more projects are operational and their emissions certified. However, to date no CDM project has been issued with CERs.

1.4.3 *CER supply*

Point Carbon has estimated that suppliers of CERs from CDM projects will generate:

- a cumulative total of 60 to 80 million CERs by 2008. Assuming a CER price of €5.25, these equate to approximately a supply worth between €315 million and €420 million; and
- a cumulative total of between
  - approximately 520 million tonnes of carbon dioxide equivalent reductions by 2012 (this included CERs and Emission Reduction Units ("ERUs") generated under Joint Implementation ("JI") projects, which are also provided for under the Kyoto Protocol); and
  - 800 million CERs by 2012.

Assuming a CER price of €5.25, these equate to approximately a supply worth between €2.7 billion and €4.2 billion respectively.

However, these estimates are broadly based on existing CDM projects and could vary significantly depending on:

- the number and size of future CDM projects submitted for registration; and
- the proportion of submitted projects that actually succeed in generating CERs.

A CDM project requires an approved methodology in order to generate CERs. As at 21 April 2005, there were 21 approved baseline and monitoring methodologies and 2 approved consolidated methodologies for CDM project activities, which covered a range of technologies and processes for reducing GHG emissions.

CCC believes that hydrofluorocarbon 23 ("HFC-23") and nitrous oxide reduction projects are the greatest sources of competition to AgCert for generating potentially large volumes of CERs. Point Carbon estimated that 2 HFC-23 projects (which have been approved for registration by the CDM UN Executive Board ("UNEB")) and 1 nitrous oxide project (whose methodology has been approved by the UNEB) could potentially generate, based on their Project Design Documents ("PDDs"), a cumulative total of 109 million tonnes of reductions in carbon dioxide equivalent by 2012.

In addition, AgCert may face competition from emissions reduction allowances that could be produced in the future by JI projects; the quantum of potential JI allowances is currently uncertain due to the JI regulatory framework still being established.

There is some risk that any global shortfall between 2008 and 2012 may be satisfied solely, or at least substantially, by allowances from Russia and the Ukraine. These allowances result from an economic downturn in these regions during the late 1980s and early 1990s with the fall of the

Soviet Union. This has resulted in a surplus of allowances by comparing actual GHG emissions after the downturn against the 1990 baseline under the Kyoto Protocol. This surplus of allowances is termed "hot air". However, CCC believes that market behaviour, economic self-interest, anticipation of the post 2012 regime, internal economic growth forecasts and political sensitivity over purchasing hot air allowances should limit the risk of over-supply of hot air into the global carbon market.

Excluding hot air, CCC believes that the volumes of emissions allowances from emissions reduction projects will be insufficient to meet this demand during the Kyoto Protocol. On this basis, some governments may decide that some proportion of hot air may be required to resolve any shortfall.

1.4.4 *CER demand*

1.4.4.1 EU-ETS

CCC has estimated that there will be a net compliance shortfall for emissions reductions allowances during the EU-ETS of between 60 million to 70 million tonnes of carbon dioxide equivalent per annum between 2005 and 2007, and around 80 to 100 million tonnes per annum between 2008 and 2012 (after considering additional domestic abatement measures and the potential for using mechanisms under the Kyoto Protocol). Assuming a CER price of €5.25, these estimated volumes would equate approximately to a shortfall in supply worth €315 million to €370 million between 2005 and 2007, and to a shortfall in supply worth €420 million to €525 million between 2008 and 2012. CCC believes that the potential shortfall in the EU-ETS First Phase could exceed the estimated shortfall of 60 to 70 million tonnes per annum of carbon dioxide equivalent.

1.4.4.2 *Kyoto Protocol Period*

CCC has estimated that there will be a net compliance global shortfall from Annex B Parties (excluding Russia, the Ukraine and Accession States) of approximately 630 million tonnes of carbon dioxide equivalent per annum (after considering additional domestic abatement measures) between 2008 and 2012. Assuming a CER price of €5.25, this estimated volume would equate to approximately a shortfall in supply worth €3.3 billion.

However, this shortfall could substantially increase to reflect higher GHG emissions from Annex B Parties, an example being Canada's recent admission that actual GHG emissions are significantly higher than those stated in its national communications.

1.5 *Customers*

AgCert's strategy and business model is to generate a large pool of cost-effective CERs to supply to organisations seeking to purchase large volumes of CERs to meet compliance targets or seeking to trade CERs. As at 31 May 2005, AgCert has sold forward approximately €74 million worth of CERs to a range of customers.

There is a range of potential buyers of CERs, including European governments, corporates with compliance targets or operating as financial investors, multilateral buyers and privately managed funds. AgCert intends to supply CERs to organisations acquiring them for compliance or trading purposes. As at 31 May 2005, AgCert had announced three contracts for selling several million CERs. At this date, AgCert was also in advanced negotiation for contracts with another 3 organisations and was at earlier stages of negotiation with a further 3 organisations for the sale of CERs in significant volumes.

1.6 *Technology and projects*

There are two key components to AgCert's process for generating GHG emissions reductions: the physical construction and operation of technologies on each farm site, such as Biodigesters, for combusting the methane and reducing GHG emissions; and an electronic data management system for recording and monitoring the projects, recording the emissions and calculating the emissions reductions.

AgCert is well advanced in the implementation of its first contracted project at the Granja Becker farm in Brazil, which is not necessarily a typical farm size in Brazil and (assuming that the project is submitted for registration by 31 December 2005) qualifies under the Prompt Start ("Prompt Start") regime. The starting date of the project was 10 September 2003 and its 10 year CER crediting period started on 1 July 2004. A signed validation report and draft initial verification report have been prepared on the Granja Becker project. The signed validation report on page 17 observed that:

"... the project does meet all relevant UNFCCC requirements for the CDM and all relevant host country criteria ... we can confirm that the indicated amounts of emission reductions of annually 5,086 tonnes CO_2e [five thousand and eighty six tonnes annually of carbon dioxide equivalent] over a crediting period of ten years represents a conservative estimation".

The summary of the draft initial verification report stated that:

"... the project will generate verifiable emission reductions in the future".

Whilst the draft initial verification report stated that the project will generate verifiable emissions reductions, it has not yet confirmed the volume of emissions reductions achieved by the project. This will be addressed in the final verification report, completion of which is dependent on accreditation of the organisation responsible for verifying emission reductions.

1.7 *Critical path*

1.7.1 *Overview of the business plan*

AgCert intends under its business plan to generate a cumulative total of approximately 30 million tonnes of carbon dioxide equivalent reductions by the end of 2007. These relate to actual emissions reductions from projects on contracted farms without considering the time required to obtain regulatory approval. AgCert has estimated that the projected number of operational sites by 31 December 2007 in the business plan have the potential to produce a total of approximately 200 million tonnes of carbon dioxide equivalent emissions reductions over the contract lives of these sites, assuming achievement of certain critical tasks required to deliver its business plan.

In relation to regulatory approval, as at 14 March 2005 AgCert planned to submit for registration 7 PDDs by the end of July 2005 that will cover 97 projects in Brazil and 5 PDDs that will cover 47 projects in Mexico.

1.7.2 *Critical tasks for delivering the business plan*

AgCert has set an ambitious timetable for delivering the business plan. Its ability to deliver the business plan is dependent on achieving the following critical operational tasks (progress to date is assessed in section 1.10):

- access to sufficient capital to fund future growth;
- AgCert's process remaining as cost effectively scalable and achievable as a larger number of projects are built in different livestock sectors and countries in the future as envisaged under the business plan;
- recruiting a sufficient number of suitably experienced and high quality AgCert personnel to deliver the planned number of projects;
- employing local contractors that are sufficiently skilled and possess sufficient operational capacity to deliver AgCert's business plan; and
- leveraging the knowledge gained from, and learning from lessons experienced on, early projects.

1.7.3 *Critical tasks for delivering the regulatory timetable*

AgCert's ability to achieve its proposed regulatory timetable is dependent on:

- obtaining approval for, and receiving CERs from, projects started early under Prompt Start;
- receiving political endorsement of existing and future projects in host countries;

- the methodology not being reviewed (and consequently altered) in the future by the UNEB;
- the UNEB allowing AgCert to bundle projects within PDDs (although external parties interviewed by CCC did not indicate that the UNEB would not allow bundling);
- AgCert constructing projects in compliance with its approved methodology; and
- increasing efficiency by third parties within the CDM regulatory process for reviewing and processing AgCert's regulatory documentation.

AgCert's ability to deliver the business plan and regulatory timetable is also contingent on the risk factors set out in section 12, in particular, but not limited to, the readiness of the CDM regulatory infrastructure and other key regulatory and policy risks.

1.8 *Merits*

The policy-driven nature of the market will place regulatory and commercial constraints on organisations looking to supply CERs. However, AgCert possesses certain strengths that, when combined, should generate a competitive advantage. These include:

- an approved methodology for production of CERs;
- a standardised, scalable data management system for calculating emissions reductions that is time consuming to replicate and already operational;
- exclusive agreements with numerous farm owners in Brazil and Mexico, through which AgCert could offer additional land management practice changes if and when the methodologies will be developed;
- the potential, subject to regulatory approval, to generate further CERs under Prompt Start (an opportunity that is not available to new entrants to the market whose CDM projects did not start by 18 November 2004 and assuming that the projects are submitted for registration by 31 December 2005);
- price certainty from selling large volumes of CERs through legally binding forward contracts;
- the potential to create a large pool of CERs under its portfolio strategy that could diversify risk for organisations with emissions reduction targets;
- the ability to rapidly deploy projects versus the longer average CDM project lead time;
- strategic connections in target markets;
- appreciation of the CDM policies and regulatory frameworks;
- the flexibility to adapt this methodology and infrastructure into other livestock sectors, other national CDM markets or new national markets such as Canada and Japan; and
- a range of additional environmental, social and economic co-benefits.

1.9 *Key risk factors*

AgCert faces key political, commercial and operational risk factors in delivering its business plan. These include, but are not limited to:

1.9.1 *Key regulatory and policy risks*

- the potential impact on price from the supply of Russian and Ukrainian hot air;
- countries deciding not to honour their Kyoto Protocol emissions reduction targets;
- the ability and state of readiness of the CDM regulatory infrastructure to deliver the expected growth in CDM projects;
- a large supply of allowances in the future from other CDM or JI projects;
- insufficient demand for CERs from organisations with emissions reduction targets;
- failure to obtain the required regulatory approvals for current and future projects;
- potential revisions to the CDM methodology baseline; and
- the lack of clarity over the international regulatory framework after 2012.

1.9.2 *Key market and commercial risks*

- exposure to possible price risk resulting from adverse movements in supply and demand dynamics in the carbon market;
- potential penalties resulting from non-compliance with the Group's contractual obligations for selling CERs to customers; and
- adverse fluctuations in weather or countries' economies that affect demand for CERs.

1.9.3 *Key operational and technical risks*

- inability to achieve the critical tasks required to deliver the business plan;
- farms with whom AgCert has contracted going out of business;
- future internal or external resources turning out to be insufficient to deliver the business plan or regulatory timetable; and
- an outbreak of swine fever or other related livestock illnesses.

This summary should be read in conjunction with section 12 which sets out in full the key risk factors pertaining to AgCert's business.

1.10 *Risk mitigation*

CCC has interviewed AgCert's management and officers, visited AgCert's office in Melbourne, Florida and a number of its projects in Brazil and obtained views on AgCert's business model and management team from relevant third parties.

On this basis, CCC believes that AgCert is taking effective steps to:

- address the operational and regulatory critical tasks, as summarised in section 1.7, that are required to deliver its business plan and regulatory timetable; and
- resolve where possible those risks factors, as summarised in section 1.9, that lie within its control.

As at the date of this Report, AgCert's steps to address these critical tasks and resolve these risk factors are still ongoing but AgCert is making observable progress.

In relation to those risks that lie outside AgCert's control, CCC believes that there will be a substantial global carbon market into which AgCert will be able to supply large volumes of allowances.

1.11 Summary

AgCert has developed a business model for generating large volumes of emissions reductions from capturing and combusting the methane emitted from animal waste. These can be monetised into revenue by converting the emissions reductions into CERs for sale to organisations or to governments with emissions reductions targets or to financial investors.

The global market for reducing GHG emissions is a policy driven market. This is a real, albeit emerging, market for trading emissions reductions allowances, as evidenced by the Kyoto Protocol entering into legal force in February 2005 and the EU-ETS commencing operations in January 2005.

AgCert is at an early stage in delivering the business plan for achieving emissions reductions and its regulatory timetable for generating CERs and is now planning to expand significantly.

The Group's distinguishing features include:

- being a dedicated, pure-play supplier in the emerging carbon market;
- possession of an approved methodology;
- its dedicated, scalable and systematic approach to producing carbon emissions allowances that has started to generate emissions reductions, which have yet to be certified, within a complex, developing regulatory market;
- agreements with farmers in Brazil and Mexico for generating emissions reductions;

- a number of projects already being operational and reducing GHG emissions;
- a number of forward contracts with customers for several million CERs;
- the potential to create a pool of CERs under its portfolio strategy which could diversify risk for organisations facing emissions reduction targets; and
- a strong understanding of, and experience with, the CDM regulatory process.

Delivery of AgCert's ambitious business plan and regulatory timetable is dependent on:

- AgCert achieving the critical tasks, which are summarised in sections 1.7.2 and 1.7.3; and
- key risk factors, especially regulatory and policy risk factors which are summarised in section 1.9. These include, but are not limited to, adverse fluctuations in supply and demand dynamics in the carbon market and the readiness of the CDM regulatory infrastructure.

However, CCC believes that AgCert is taking effective steps to achieve these critical tasks and resolve those risks which lie within AgCert's control. CCC also believes that there will be a substantial global carbon market into which AgCert will be able to supply large volumes of allowances.

1.12 *Remainder of the Report*

This executive summary sets out CCC's principal conclusions on the merits of AgCert's technology and projects, CCC's assessment of the business plan and regulatory timetable (including the assumed timescales to commercial exploitation) and the principal risks affecting AgCert's future prospects. However, this summary should be read in conjunction with the remainder of the Report. The reader can only understand the form and context in which these conclusions appear by reading the entire Report, and accordingly these conclusions are qualified by the remainder of this Report.

2. Definitions

Unless the context otherwise specifies, the capitalised terms shall have the meanings as defined in the section "Definitions and Glossary" in this document.

3. Introduction

3.1 *Introduction to Climate Change Capital*

CCC is a specialist merchant banking group that was incorporated in 2002 and provides financial services and products to companies affected by the convergence of policies, laws, regulations and market responses to climate change and security of energy supply. CCC's services include:

- providing financial advice and transaction services to companies affected by climate change policies;
- raising capital for companies whose technologies reduce GHG emissions and the impact of climate change;
- developing customised risk management and other financial products;
- researching, and updating clients with, the potential financial impact of climate change policies and legislation;
- advising asset managers on the impact on their investments from these markets, and developing an in-house financial products service; and
- providing transaction-specific advice on trades as well as developing in-house specialist carbon finance, asset management and trading teams.

CCC focuses on four main target markets:

- carbon finance, including emissions trading and other environmental products;

- clean and renewable energy;
- clean technology; and
- clean fuels.

CCC's clients include: utilities, fuel supply companies, energy intensive users, hedge funds, asset managers, private equity groups, investment banks, developers of innovative technologies and governments.

3.2 *Scope of the Report*

The Directors of AgCert have instructed CCC to prepare the Report in connection with the Placing, AgCert's admission to the Official List of the UKLA and admission of its ordinary shares to the main market of the London Stock Exchange. This Report has been prepared in accordance with Chapter 25 of the UK Listing Rules of the Financial Services Authority ("FSA") (the "Listing Rules") (acting in its capacity as the competent authority to the UKLA), which applies where an innovative high growth company does not have a three year trading record and its products or services are unproven.

Under paragraph 25.8 of the Listing Rules, CCC is required to assess the following:

- the merits of AgCert's products and/or services;
- AgCert's business plan, including the critical path and timescale to commercial exploitation and any projections of the market potential for AgCert's products or services; and
- the risk factors which might affect AgCert's business plan.

The Report has been prepared to comply with the requirements of the Listing Rules.

3.3 *Report process*

3.3.1 *Methodology*

In preparing this Report, CCC has conducted interviews with AgCert's senior management and other officers and has undertaken reviews of documentation prepared or held by AgCert, including the Group's business plan, project summaries, regulatory reports and market analyses. CCC has also visited AgCert's operations in Melbourne, Florida, and 3 of AgCert's projects on farms in the state of Minas Gerais in Brazil.

CCC has also utilised in-house expertise and held discussions with third parties, including:

- some of those customers with whom AgCert has secured forward contracts;
- a representative of the UNEB;
- AgCert's legal advisers;
- Designated Operational Entities ("DOEs"); the nature and role of DOEs is explained in section 5.3.3;
- the Designated National Authority ("DNA") in Mexico; the nature and role of DNAs is explained in section 5.3.3; and
- representatives of the World Bank Group ("World Bank"), including a representative of International Finance Corporation ("IFC"), which is part of the World Bank and provides debt and equity finance for private sector projects in the developing world.

CCC has prepared the Report with due care, skill and diligence based upon information that was provided to CCC by AgCert at the time of preparation of the Report. CCC only verified the information to the extent required under 25.6(d) and 25.8 of the Listing Rules, as set out in section 3.2 of the Report. Changes in circumstances may render such information and verification invalid at any point after CCC completed the Report. Whilst the views in the Report are those of CCC alone, the accuracy of the factual information as set out in the Report is provided by, and remains the sole responsibility of, the Directors of AgCert, except where otherwise specifically attributed.

No opinion, representation or warranty is given as to AgCert's ownership of or rights to use intellectual property, nor on the legal aspects of AgCert's operations, nor on any aspect of AgCert's financial record or its future financial prospects or performance. No audit of AgCert's facilities or systems has been undertaken by CCC in preparing this Report. The Report does not constitute any form of commitment or recommendation of investment on the part of CCC.

3.3.2 *Independence*

CCC is completely independent of AgCert and AgCert's main shareholders XL TechGroup Inc ("XL TechGroup") and Andlinger Capital III, LLC ("Andlinger Capital"). In due course after the Placing, it is possible that CCC may become an investor in emissions reduction projects that AgCert plans to undertake or engage in other commercial activities in the carbon market with AgCert.

3.4 *Report structure*

The following sections illustrate the structure that the Report follows:

3.4.1 *Section 4: Overview of AgCert*

Section 4 provides an overview of AgCert's strategy, its process and business model, its approved CDM methodology and the corporate structure.

3.4.2 *Section 5: Climate change policy and law*

Section 5 describes GHGs and explains the international policy framework governing GHG emissions that regulate the market in which AgCert operates, including the UNFCCC, the Kyoto Protocol and the flexibility mechanisms. The section summarises the status of emissions reductions policy in Canada, Japan and the USA, and analyses the EU-ETS in comparison with precedent emissions trading schemes. The section finishes by explaining the regulatory infrastructure underlying the Kyoto Protocol and EU-ETS.

3.4.3 *Section 6: Market for emissions reductions*

Section 6 describes the supply and demand dynamics of this compliance market up to and beyond 2012. This section also describes the impact of JI projects on the CDM market and outlines potential demand from the voluntary emissions trading market for CERs. This section then highlights the potential size of secondary trading in this market and the nature of organisations seeking to purchase CERs.

3.4.4 *Section 7: Customers*

Section 7 describes AgCert's customers and the contractual allocation of risk between AgCert and its customers.

3.4.5 *Section 8: Technology*

Section 8 describes how AgCert monetises GHG emissions reductions by selling CERs to customers, including the operational technology that is installed on the farms for capturing methane, the potential for generating renewable power, an overview of intellectual property and the data management system for recording the data from the farms and calculating the emissions reductions.

3.4.6 Section 9: Projects

Section 9 outlines the agreements between AgCert and farm owners and the operational status of projects already undertaken by AgCert in Brazil and Mexico. The section also analyses the regulatory status of these projects and their contractual terms. The section finishes by discussing the use of local contractors, further operational details of AgCert's first projects in Brazil and Mexico and an overview of agreements with farm owners in Canada and the USA.

3.4.7 *Section 10: Business plan*

Section 10 describes AgCert's portfolio strategy for managing the planned pool of CERs, the critical path for delivery and the key commercial assumptions in AgCert's business plan.

3.4.8 *Section 11: Merits*

Section 11 describes the merits of AgCert's methodology, including strategic merits, competitive advantages and co-benefits resulting from its introduction on farms.

3.4.9 *Section 12: Key risk factors*

Section 12 describes the key risk factors pertaining to AgCert's business, including key regulatory and policy risks, key market and commercial risks and key operational and technical risks.

4. Overview of AgCert

This section provides an overview of AgCert's strategy, its process and business model, its approved methodology and the corporate structure.

4.1 *Introduction to AgCert*

AgCert supplies high intensity livestock farm owners with technology to develop an Animal Waste Management System ("AWMS") that captures and disposes of GHG emissions from animal waste. Confined Animal Feeding Operations ("CAFOs") emit both methane and nitrous oxide that result from anaerobic and aerobic decomposition processes. Point Carbon described AgCert as "one of the driving forces behind the market for carbon credits generated through the Clean Development Mechanism" in May 2005. Agriculture generated 20 *per cent* of global anthropogenic (man-made) GHG emissions in 1990, as indicated in Table 1; 1990 is an important date because it forms the basis for setting baseline GHG emissions under the Kyoto Protocol. The classes of GHGs and climate change policy governing these GHGs are explained in more detail in section 5.

Table 1: 1990 global anthropogenic GHG emissions (carbon dioxide equivalent)

Industry sector	*Percentage of 1990 GHG emissions*
Industrial processes	32%
Agriculture	20%
Electric power generation	20%
Transportation	14%
Residential and commercial	12%
Waste disposal	2%
Total	100%

4.2 *Strategy*

AgCert's strategy is to be the market leader in supplying a standardised process for quantifying, verifying and monetising GHG emissions reductions from intensive livestock farms. By applying its standardised process, AgCert intends to generate a large pool of GHG emissions reduction allowances for sale to industrial GHG emitters, governments or other organisations that are looking to purchase bulk quantities to meet GHG emissions reduction targets.

AgCert developed its process to exploit the absence of a standardised, uniform commercial practice for quantifying, reducing and monetising agricultural GHG emissions. AgCert saw a significant business opportunity in exploiting this market niche. AgCert commenced operations in the USA by securing a Cooperative Research and Development Agreement ("CRADA") in 2002 with the United States Department of Agriculture ("USDA"); the objectives of the agreement were to develop, evaluate, quantify and devise agricultural production methods and practices that:

- minimise the release of carbon dioxide GHGs and/or GHG equivalents into the environment;
- enhance and improve water quality whilst minimising the release of carbon dioxide GHGs and/or GHG equivalents into the environment; and
- result in the generation of renewable power on a farm, especially if they result from practices aimed at reducing overall farm GHG emissions.

However, as at the date of this Report, the USA has not ratified the Kyoto Protocol, although various states, such as California, are developing their own climate change policies. In the absence of ratification of the Kyoto Protocol by the USA, AgCert determined the need to look to new markets, particularly high intensity livestock farms in developing countries. AgCert has secured agreements with farm owners in Brazil, Mexico, the USA and Canada. AgCert's strategy is to pursue the opportunities in Brazil and Mexico first. These projects will be structured as CDM projects; the CDM process is explained in section 5.3.3. AgCert has also identified new opportunities for resolving GHG problems relating to effluent on intensive livestock farms in other regions, including Argentina, Chile, Asia and Eastern Europe.

4.3 *Technology overview*

AgCert installs, operates and maintains AWMSs, such as Biodigesters, on high intensity livestock farms that significantly reduce the volumes of potent GHG emissions that are released into the atmosphere. AgCert's technology focuses primarily on capturing methane, which is either combusted using a flare or used to fuel onsite biogas power generators to generate electricity. Biogas is a gas that is rich in methane and is produced by the fermentation of animal waste, human sewage or crop residues in an airtight container. Methane has a Global Warming Potential ("GWP") of 21 times the equivalent amount of carbon dioxide.

Although the combustion of methane in AgCert's flaring process generates carbon dioxide, which also is a GHG, the total contribution by the farm to global warming is materially reduced because methane has a much higher GWP than carbon dioxide. The farm's contribution to global warming is further reduced if AgCert uses the methane to generate electrical power, as the methane replaces fossil fuels, such as oil, which would have been used to generate power and consequentially emit carbon dioxide.

AgCert provides a standardised process that quantifies and verifies reductions in agricultural GHG emissions and generates new revenue streams by monetising these reductions when the emissions reductions allowances are sold to customers that seek to achieve their own emissions reduction targets, whether mandatory or voluntary. AgCert retains the majority of these revenue streams and pays a proportion of the revenue to the farm owners.

This process also creates other tangible co-benefits for the farmer, including enhanced environmental performance and a source of renewable fuel. AgCert uses an electronic data management system to monitor, record and calculate the GHG emissions reductions from combusting the methane or powering biogas generators on its projects.

4.4 *Methodology*

4.4.1 *Overview*

On 22 October 2004, the UNEB, which was established under the UNFCCC to approve CDM methodologies and register approved projects, approved AgCert's baseline and monitoring methodology as Approved Methodology Number Sixteen (Greenhouse gas mitigation from improved Animal Waste Management Systems in confined animal feeding operations) ("AM0016"). AgCert's management believes that AM0016 is unique because it can be used on a global basis and on intensive livestock farms for cattle, buffalo, swine, sheep, goats or poultry. All approved methodologies are displayed on the UNFCCC website. The approved methodology was based on the draft PDD for AgCert's first project on the Granja Becker farm in the state of Minas Gerais in Brazil.

AM0016 enables AgCert to introduce modified AWMSs that incrementally reduce GHG emissions compared with a baseline AWMS. The modified AWMSs enable the capture of GHGs, in particular methane. The captured GHG, if methane, is flared or used to produce electricity or thermal energy. AM0016 provides flexibility for AgCert to adopt either approach, as both processes for disposing of the GHG from animal waste will achieve GHG emissions reductions.

On projects in Brazil and Mexico, AgCert's standard procedure is the installation of a flare, which is the common technology that is used for combusting the methane, with a biogas generator added if requested by the farmer. As at the date of this Report, AgCert is investigating

the most reliable and efficient model of biogas generator for generating power from the methane. CCC visited AgCert's office in Melbourne, Florida, and visited 3 operating projects undertaken by AgCert in Brazil on the Folhados, Cinco Estrelas and Agricola Veredinha farms in the state of Minas Gerais to understand AgCert's process.

4.4.2 *Design hierarchy*

The objective of AM0016 is to replace an existing AWMS with an improved AWMS to generate both incremental GHG reductions and other incremental environmental co-benefits, such as reduced land and water contamination from run-off. These co-benefits are described in more detail in section 11.3.

AM0016 allows AgCert to capture methane and nitrous oxide emissions from animal waste from those classes of livestock kept in confined conditions mentioned in section 4.4.1. AM0016 permits AgCert to choose the two most appropriate AWMSs for a particular farm for the baseline and new AWMS technology to be installed. The selected AWMSs will be chosen from the following options which have been taken from the complete list of possible manure management systems in the 1996 Revised Intergovernmental Panel on Climate Change (the "IPCC") Guidelines and the IPCC Good Practice Guidance and Uncertainty Management:

- solid storage in a stall, with or without liquid run-off into a pit system;
- drying in, and periodic removal of, manure from animal lots;
- storage of liquid manure in tanks;
- anaerobic lagoons;
- pit storage underneath livestock confinement facilities;
- anaerobic Biodigesters;
- deep litter (collation and periodic removal of manure from livestock stalls);
- composting; and
- aerobic treatment.

4.4.3 *Baseline*

The baseline period for a project will be valid for the selected crediting period, regardless of any decisions made by the UNEB, unless the baseline and monitoring methodology requires the monitoring of baseline validity indicators, which is not required in AgCert's case. The UNEB has stated that other CDM projects are not to be included when comparing the project against other similar activities, as described under the 4th step in section 5.3.3, in order to determine the project's additionality. In addition:

- the UNEB agreed in its 16th meeting in October 2004 that any national or sectoral policies or regulations, which give positive comparative advantages to less emissions-intensive technologies over more emissions-intensive technologies (such as public subsidies for renewable energy or energy efficiency programmes), that have been undertaken since the formal adoption by the Conference of the Parties ("COP") of the Marrakech Accords may not be taken into account in developing a baseline scenario. The role of the COPs is explained in section 5.2. This is to avoid creating perverse incentives against stimulating investments in emissions reduction technology; and
- the UNEB Methodology Panel, at the 16th meeting of the UNEB, indicated that it still was considering the potential impact on baseline calculations of new sectoral mandatory regulations, which are adopted by local or national public authorities to reduce environmental externalities, conserve energy and incidentally reduce GHG emissions.

4.5 *Group structure*

AgCert's corporate headquarters are in Dublin, Ireland. AgCert also has its principal development centre in Melbourne, Florida, which provides management and operational support to AgCert's projects worldwide; CCC visited AgCert's office in Melbourne for the purposes of producing the Report. AgCert also controls subsidiary operating companies in Canada, Brazil and Mexico.

AgCert has only recently established legally incorporated companies within Brazil and Mexico. Until that date, AgCert's employees have worked in Brazil and Mexico effectively as consultants.

5. Climate change policy and law

The average temperature of the Earth is expected to rise by 1.4 to 5.8 degrees Centigrade by the year 2100. The EU Council of Ministers stated in 1996 that it "believes that global average temperatures should not exceed 2 degrees Centigrade above pre-industrial levels". The 2 degrees Centigrade objective is referred to widely by decision-makers in policy formulation and is often presented in terms of the atmospheric concentration of GHGs that would lead to an irreversible temperature change.

The proportion of the atmosphere that is made up of GHGs is calculated using the measure parts per million ("ppm"). As at February 2005, atmospheric concentrations of carbon dioxide were just short of 380 ppm and could reach 400 ppm within a decade. The probability of exceeding the 2 degrees Centigrade target is thought to be low if concentrations remain below 400 ppm of carbon dioxide equivalent; however, it is thought that a concentration of 550 ppm would be likely to breach this target. Other estimates suggest that a doubling of carbon dioxide concentrations in the atmosphere from pre-industrial levels (from 275 ppm to 550 ppm) could increase temperatures between 2 degrees Centigrade and 4 degrees Centigrade. The consequences are described in section 5.1.

The global market for the purchase of emissions allowances to reduce GHG emissions is a policy driven market. The policies reflect a global objective to reduce GHG emissions and have evolved from:

- the First World Climate Conference in 1979; to
- Article 2 of the UNFCCC setting as an objective the achievement of stabilisation of GHG concentrations in the atmosphere at a level that would prevent dangerous anthropogenic interference with the climate system. In order to achieve this objective, GHG emissions must be reduced; to
- the Kyoto Protocol entering into legal force on 16 February 2005. The Kyoto Protocol is the first legally binding international step that sets targets towards stabilising the atmospheric concentration of GHGs, thereby implementing the objective in Article 2 of the UNFCCC.

Reducing GHG emissions from countries named in Annex I to the UNFCCC ("Annex I Parties") by approximately 5 *per cent* under the Kyoto Protocol is not sufficient to meet the objective in Article 2 of the UNFCCC. Much greater reductions are required, such as the UK's policy objective to reduce carbon dioxide emissions by 60 *per cent* by 2050.

These policies have led to long-term, legal obligations being placed on countries to reduce their GHG emissions and have promoted the creation of a market in which countries can operate to deliver these emissions reductions. The flexibility mechanisms described in section 5.3 are designed to provide organisations with flexibility over the most economically efficient manner to reduce the quantity of GHGs in the atmosphere.

CCC believes that a key objective behind international climate change policy is to design adaptable policies that can be adjusted to ensure demand exceeds supply in the emissions reduction markets. Under this objective, the use of these adaptable policies to create a short market, such as by setting more onerous emissions reductions targets, would in turn create the economic appetite for organisations to trade in order to achieve their emissions reductions targets. Once emission trading was selected as a tool for achieving emissions reductions, and a value thereby was placed on these emissions reductions, making the market short increases the pressure to deliver these emissions reductions. However, the current market structure does not contain the automatic mechanisms to ensure that demand continues to exceed supply. This will require further negotiation with the UNFCCC.

The policy-driven design of the global GHG emissions market contrasts with the design of other commodity markets. However, this market is in its early stages; as players become better informed and the market infrastructure evolves, the expectation is that the global GHG emissions market will evolve into a full market with high volumes of secondary trading and develop specialised trading instruments and characteristics, in the same way as other commodity markets. These developments, as explained in section 6.8, are already underway, with companies that are facing emissions reductions targets entering into forward contracts.

This section describes GHGs and explains the international policy framework governing GHG emissions that regulate the market in which AgCert operates. In particular, the section describes the formation of the UNFCCC and how the Kyoto Protocol, which set legally binding emissions reduction targets, developed out of the UNFCCC. This section describes the various flexibility mechanisms under the Kyoto Protocol for achieving emissions reductions, including the CDM, JI and emissions trading and mechanisms for carbon sinks.

The section also summarises the status of emissions reductions policies in Canada, Japan and the USA, analyses the EU-ETS as the only example of an operational cross-border emissions trading scheme as at the date of this Report, and compares the EU-ETS with precedent emissions trading schemes. The section concludes by explaining the infrastructure underlying the Kyoto Protocol and EU-ETS.

Section 6 describes the supply and demand dynamics of the market that has been created by, and is a function of, the policies described in this section.

5.1 *Greenhouse gases*

GHGs occur naturally and are critical for life on Earth; they prevent some of the sun's warmth from reflecting back into space and without them the Earth would be a cold and barren place. However, GHGs are also being generated in growing quantities by anthropogenic activities; these include the burning of fossil fuels such as oil, coal and natural gas, deforestation and certain farming methods.

Scientific consensus has identified that these anthropogenic activities have increased the amount of GHGs in the atmosphere, resulting in a significant increase to the global temperature and altering the global climate. This process is known as global warming. This consensus was displayed at the convergence of international scientists in Exeter, UK, in February 2005 who highlighted the global impact under different scenarios of increased GHG emissions, and by the National Academy of Sciences in the USA.

According to the IPCC, the average temperature of the Earth's surface is expected to increase by between 1.4 to 5.8 degrees Centigrade by the year 2100. This compares to global land temperatures in 2003 being about 1 degree Centigrade higher since the end of the 19th century, making it the third warmest year on record, and global land and sea temperatures being about 0.8 degrees Centigrade higher since the late 19th century. The IPCC observed that larger changes or faster rates of change in the climate will have more adverse effects on environmental and socio-economic systems.

The IPCC has identified 6 GHGs and the GWP of each GHG over a hundred year time horizon, as set out below in Table 2. The most common GHG is carbon dioxide; the impact of other GHGs is analysed by comparing the GWP of one unit of each of these GHGs against one equivalent unit of carbon dioxide. The GWP of GHGs is therefore measured in terms of carbon dioxide equivalent. Different variations of HFCs and perfluorocarbons ("PFCs") possess varying degrees of GWP.

Table 2: GWP of the six main GHGs

GHG	*GWP*
Carbon dioxide	1
Methane	21
Nitrous oxide	310
HFCs	140 to 11,700
PFCs	6,500 to 9,200
Sulphur hexafluoride	23,900

5.2 *International climate change regulatory framework*

5.2.1 *Background*

The First World Climate Conference recognised climate change as a serious problem in 1979 and explored how climate change might affect human activities. A series of intergovernmental conferences were held in the 1980s and early 1990s, ending with the Second World Climate Conference in 1990; these conferences, driven by increasing scientific evidence, helped to raise international concern about climate change. The IPCC, which was formed in 1988 to assess the state of existing knowledge about the climate system and climate change, confirmed the scientific evidence for climate change in its first report in 1990.

5.2.2 *United Nations Framework Convention on Climate Change*

In December 1990, the United Nations ("UN") approved the start of treaty negotiations. In December 1992, the UNFCCC was signed by 166 countries that attended the Earth Summit in Rio de Janeiro, and on 21 March 1994 the UNFCCC entered into force.

Thirty six Annex I Parties to the UNFCCC, which were either industrialised countries (being members of the Organisation for Economic Co-operation and Development ("OECD")) or were countries in transition to a market economy, undertook an agreement to reduce emissions of these 6 GHGs to safe levels but without setting targets. Implementation of Article 2 of the UNFCCC was discussed at subsequent meetings of the COPs.

5.2.3 *Kyoto Protocol*

At the 3rd COP in Kyoto, Japan, in December 1997, the Parties to the UNFCCC signed the Kyoto Protocol. In Annex B of the Kyoto Protocol, 39 Annex B Parties, as indicated in Table 3, undertook legally binding obligations under Article 3 of the Kyoto Protocol to reduce GHG emissions by an average of at least 5 *per cent* compared to 1990 levels during the 2008 to 2012 period. After the Kyoto Protocol entered into legal force on 16 February 2005, the next Conference of the Parties serving as the Meeting of the Parties to the Protocol ("COP/MOP") will meet to make decisions relating to the Kyoto Protocol and CDM. Canada will host the first COP/MOP to the Kyoto Protocol, in conjunction with the 11th COP to the UNFCCC, in Montreal from 28 November to 9 December 2005.

Some Annex B Parties were set a baseline year other than 1990; any references in the rest of this Report to 1990 as the baseline year for Annex B Parties reflect this. Annex B Parties were also given the option under Article 3.8 of the Kyoto Protocol to use 1995 as the baseline year for HFCs, PFCs and sulphur hexafluoride emissions. However, this Report refers to 1990 as the baseline year for these GHGs.

The main differences between Annex I and Annex B Parties are that:

- it is Annex I Parties that can invest in CDM and JI projects as well as host JI projects, and non-Annex I Parties can host CDM projects;
- it is Annex B Parties that have the legally binding emissions reduction targets under the Kyoto Protocol;
- Belarus and Turkey are listed in Annex I to the UNFCCC but not in Annex B to the Kyoto Protocol;
- Czechoslovakia was included as an Annex I Party but by the time of the Kyoto Protocol, had become two countries, the Czech Republic and Slovakia, which were classified as Annex B Parties; and
- Croatia, Lichtenstein, Monaco and Slovenia are listed in Annex B to the Kyoto Protocol but not in Annex I to the UNFCCC.

The terms Annex I Party and Annex B Party are used interchangeably in the market and in the Report, despite there being those technical differences between the two terms mentioned above.

For each year in the Kyoto Protocol Period, the emissions reduction commitment undertaken by Annex B Parties is calculated by comparing the annual average of emissions with the baseline GHG emissions in 1990. The maximum amount of GHGs that a country may emit over the compliance period in order to comply with its GHG emissions reduction target was defined as a Party's Assigned Amount ("AA").

Annex I Parties adopted at the 7th COP a decision on the compliance regime: if the actual emissions of an Annex I Party at the end of the compliance period exceed the AA, then the Party must supply additional allowances to cover the shortfall, plus a penalty of 30 *per cent*, is barred from selling under emissions trading and must develop a compliance plan to meet this target in the compliance period after 2012.

Table 3 lists the Annex B Parties to the Kyoto Protocol, the status of their ratification of the Kyoto Protocol and their emissions reduction targets, calculated as the percentage reduction compared to the baseline level, as at 7 March 2005. These reduction targets include emissions reductions that were to have been achieved by the USA, as it was a signatory to the Kyoto Protocol. However, certain countries, including the USA which represented 36.1 *per cent* of global GHG emissions from Annex I Parties in 1990, have not yet ratified the Kyoto Protocol. In October and November 2001, the Marrakech Accords ("Accords") were adopted at the 7th COP; the Accords set out the detailed rules for development and operation of the Kyoto Protocol and UNFCCC.

The Kyoto Protocol sets 1990 as the baseline year for calculating GHG emissions reduction targets for Annex B Parties. However, the International Energy Agency ("IEA") forecast in its World Energy Outlook 2002 that global carbon dioxide emissions in 2030, based on existing policies, would be 70 *per cent* higher than current levels as at the date of the report; with global energy-related carbon dioxide emissions in 2030 reaching 38 billion tonnes. In March 2005, CCC understood that Canada's GHG emissions significantly exceeded its Kyoto Protocol target. This illustrates the need for rapid action to reduce global GHG emissions and the market opportunity for suppliers of allowances.

Table 3: Status of Kyoto Protocol ratification and emissions reduction targets

Annex B Party	*Signature date*	*Ratification date*	*Target*
Australia	29 April 1998	—	+8%
Bulgaria	18 September 1998	15 August 2002	−8%
Canada	29 April 1998	17 December 2002	−6%
Croatia	11 March 1999	—	−5%
Czech Republic	23 November 1998	15 November 2001	−8%
Estonia	3 December 1998	14 October 2002	−8%
European Union*	29 April 1998	31 May 2002	−8%
Hungary	—	21 August 2002	−6%
Iceland	—	23 May 2002	+10%
Japan	28 April 1998	4 June 2002	−6%
Latvia	14 December 1998	5 July 2002	−8%
Liechtenstein	29 June 1998	3 December 2004	−8%
Lithuania	21 September 1998	3 January 2003	−8%
Monaco	29 April 1998	—	−8%
New Zealand	22 May 1998	19 December 2002	+0%
Norway	29 April 1998	30 May 2002	+1%
Poland	15 July 1998	13 December 2002	−6%
Romania	5 January 1999	19 March 2001	−8%
Russian Federation	11 March 1999	18 November 2004	+0%
Slovakia	26 February 1999	31 May 2002	−8%
Slovenia	21 October 1998	2 August 2002	−8%
Switzerland	16 March 1998	9 July 2003	−8%
Ukraine	15 March 1999	12 April 2004	+0%
USA	12 November 1998	—	−7%

* European Union comprises Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal, Spain, Sweden and the United Kingdom of Great Britain and Northern Ireland

To be legally binding, the Kyoto Protocol required 55 Annex I Parties (accounting for 55 *per cent* of the Annex I 1990 carbon dioxide emissions) to ratify the Kyoto Protocol; as at 7 March 2005, 144 states and regional economic integration organisations had ratified the Kyoto Protocol. The Kyoto Protocol would enter into legal force on the 90th day after the receipt of the Russian ratification of the Kyoto Protocol by the United Nations Secretary General. On 18 November 2004, these requirements were met when Russia ratified the Kyoto Protocol, and the Protocol entered into legal force on 16 February 2005.

Non-Annex I Parties to the UNFCCC (including Mexico, Brazil, Chile, Argentina and other developing countries) did not undertake binding obligations to set emissions reduction targets. Of those non-Annex I Parties listed in Annex B to the Kyoto Protocol, as at 7 March 2005 only Kazakhstan (although CCC understands that Kazakhstan has signalled its intention to ratify) and Zambia had not ratified the Kyoto Protocol. As at the date of this Report, the Parties to the UNFCCC and the Kyoto Protocol have commenced discussions over the form of the international climate change agreement to follow the Kyoto Protocol after 2012. Formulation of a post-2012 regulatory framework advanced when the European Council announced on 23 March 2005 that it would seek to negotiate a 15 to 30 *per cent* reduction in GHG emissions for developed countries by 2020.

5.3 *Flexibility mechanisms*

The Protocol offers countries the choice of 3 flexibility mechanisms to reduce GHG emissions in the most cost-effective and efficient manner: emissions trading, JI and the CDM.

5.3.1 *Emissions trading*

Emissions trading enables countries and organisations with emissions reduction targets to reduce their GHG emissions in an economically efficient manner, by allowing those with higher marginal abatement costs to buy emissions allowances from those with lower marginal abatement costs. Marginal abatement costs are the additional costs incurred by an organisation in reducing one additional unit of emitted GHGs; these include investing in increased energy efficiency, switching fuel sources to cleaner fuels or investing in renewable power generation.

Under the Kyoto Protocol, each country that has taken on a GHG emissions reduction target will be granted an AA that consists of a specific number of Assigned Amount Units ("AAUs") and is equivalent to its permitted total volume of GHG emissions between 2008 and 2012. Article 3 of the Kyoto Protocol states that Annex I Parties' emissions should not exceed their AAs. One AAU is equivalent to 1 tonne of carbon dioxide equivalent, and each Party's allocated quantity of AAUs represents its total emission allowances between 2008 and 2012. This is calculated as the Party's emissions reduction commitment under the Kyoto Protocol in percentage terms, multiplied by its 1990 baseline GHG emissions multiplied by five years to reflect the five year period from 2008 to 2012. Under emissions trading rules, countries are allowed to trade AAUs in order to achieve their separate emissions reduction targets.

5.3.2 *Joint Implementation*

Under Article 6 of the Kyoto Protocol, which sets out the rules for JI projects, Annex B Parties are allowed to implement projects that reduce GHG emissions, or remove carbon from the atmosphere, in other Annex I Parties. This arrangement is subject to the project being approved by both the host and sponsor Annex I Parties and delivering additional GHG reductions that would not have occurred in its absence, compared to a Business As Usual ("BAU") baseline. These emissions reduction allowances are entitled ERUs. Projects starting from 2000 that meet JI requirements may be listed as JI projects; however, ERUs can only be issued in relation to reductions in the period from 2008.

The JI process is a 2 track approach. Any proposed Track 1 JI project must meet certain eligibility requirements to qualify. These require both Annex I Parties to:

- have ratified the Kyoto Protocol;

- have calculated their AAs to comply with Article 3 of the Kyoto Protocol. Article 3 states that Annex I Parties should ensure that anthropogenic carbon dioxide equivalent emissions of the GHGs listed in Annex A of the Kyoto Protocol should not exceed the AAs that are based on the emission reduction calculations in Annex B of the Kyoto Protocol;
- have installed a national system of estimating emissions and removal of GHGs within their territory;
- have installed a national registry to record and track movement of all GHG emissions reduction allowances; and
- annually report information on emissions reductions and carbon removal.

Annex I Parties have to achieve these eligibility criteria to qualify under Track 1. If they qualify, then they are allowed to employ their own procedures and rules to determine the selection of JI projects and the estimation of GHG emissions reductions from the projects, without recourse to any international body for approval.

If the Parties do not meet these eligibility requirements, the Parties must adopt the Track 2 procedures for JI projects. Track 2 allows JI projects to begin before the host country has met all the eligibility requirements for Track 1. However, before the project starts issuing ERUs, the host Party must meet those elements of the above eligibility requirements in relation to establishing and calculating its assigned amount of GHG emissions reductions and establishing a national registry.

The requirements for Track 2 JI projects are similar to those for CDM projects as set out in section 5.3.3. Under Track 2, the project status and quantity of ERUs to be generated must be verified by an Independent Entity ("IE") in accordance with the rules set out in Article 6 to the Kyoto Protocol. An IE is an organisation that is accredited by the JI Supervisory Committee to verify GHG emissions reduction projects under the JI scheme. The JI Supervisory Committee will be established subsequent to the Kyoto Protocol entering into legal force on 16 February 2005, and will oversee Track 2 JI projects in a similar role to the UNEB that oversees CDM projects. Its activities will include accrediting project validators, approving projects, accrediting project verifiers and overseeing the ERU host country.

The process under Track 2 includes the following steps:

- the project developer identifies a project in an Annex I country, and is encouraged to obtain a Letter of Endorsement ("LoE") from the host country;
- the project developer prepares full documentation for the project, including a PDD;
- the host country approves the project by issuing a Letter of Approval ("LoA"), which confirms approval for transferring ERUs from the host country;
- submission of the project details to an IE for validation;
- implementation of the project;
- monitoring and verification of emissions reductions from the project by the IE; and
- issue of ERUs by the host country.

5.3.3 *Clean Development Mechanism*

Under Article 12 of the Kyoto Protocol, which defines the CDM, Annex I Parties can also invest in emissions reduction projects in non-Annex I Party countries, which include developing countries, and claim CERs. The CDM also explicitly provides for the participation of private entities (such as AgCert) in developing CDM projects. The basis of a CER is the reduction or sequestration (absorption of carbon dioxide through natural processes such as photosynthesis or physical sequestration projects if possessing an approved methodology) of 1 tonne of carbon dioxide equivalent by a CDM project, as confirmed by an independent report from a DOE to the UNEB. The main legal criteria under the Kyoto Protocol for CDM projects are that:

- the project assists host non-Annex I Parties to achieve sustainable development goals, and assists Annex I Parties to achieve compliance with their quantified emission limitation and reduction commitments under Article 3 of the Kyoto Protocol;
- the participation of each country is voluntary;
- the project provides real, measurable and long-term benefits related to the mitigation of climate change; and
- the project delivers reductions in GHG emissions that are additional to any that would have occurred in the absence of the certified project.

The 16th meeting of the UNEB agreed on a document that set out 5 steps for defining additionality. These steps included:

- Step 1: identify realistic and credible alternatives to the project;
- Step 2: determine that the project is not the economically and financially attractive option compared to other alternatives without considering revenues from CERs;
- Step 3: determine that the project faces barriers that prevent implementation of this type of project and do not prevent implementation of one of the alternatives;
- Step 4: determine that similar projects cannot be observed or, if they could be observed, that there were essential distinctions that can be reasonably explained; and
- Step 5: explain how approving the project as a CDM project and its corresponding benefits will alleviate the financial and economic hurdles in the 2nd step and other barriers identified in the 4th step.

If these steps were satisfied, the project activity is considered additional and not the baseline scenario under the CDM process.

CCC believes that these steps reduce the volume of potential supply of CDM projects, which increases the CER price. If these additionality requirements were relaxed, project developers may be able to have CDM projects registered and their emissions reductions certified more easily, thereby increasing supply and reducing the CER price. AgCert's advanced operational infrastructure combined with its approved methodology, as described in section 8.5, gives AgCert a competitive advantage if the additionality requirements remain as they are, but AgCert could face the risk of increased competition if they are relaxed. However, since the carbon market is a dynamic, policy-driven market, this would signal that cost effective emissions reductions can be achieved more easily which should spur authorities to restrict the volumes of allowances issued to companies and thereby uphold the market.

Unlike JI projects, which, as described in section 5.3.2, can commence in 2000 but are not eligible to earn ERUs until 2008, CDM projects can commence from 2000 if it can be demonstrated that the CDM was an integral part of the project design prior to construction and generate CERs from that date subject to meeting the criteria set by the UNEB, as described below.

The project developer must first gain approval for the proposed methodology for reducing GHG emissions from the UNEB. Once the project has been identified, the key stages in the CDM process for delivering a project for the project developer are:

- production of a PDD which describes:
    - the project activity and participants;
    - the proposed baseline methodology;
    - how the additionality requirements will be met;
    - contribution to sustainable development; and
    - how the emissions reductions will be monitored;

- where the environmental impacts of the project are considered significant by the host country, an Environmental Impact Assessment ("EIA"), undertaken in accordance with the procedures of the host country, will be required;
- public consultation, including invitation and consideration of stakeholder comments;
- issue of a LoA by the host country DNA and Annex I Party. The DNA is the national authority established by a country under the auspices of the Accords and takes part in the approval of CDM projects. The DNA sets out the sustainable development criteria for CDM projects, confirms the voluntary participation of project participants and confirms the contribution of the project to the host country's sustainable development goals through issuing a LoA for the project. As at 19 March 2005, 75 countries, including Mexico and Brazil, have appointed DNAs. The LoA:
  - confirms that the CDM project actively assists in achieving the host country's sustainable development goals;
  - confirms that participation by the project participants in the CDM project is voluntary;
  - states that the DNA is the authorised body within the host country for issuing a LoA; and
  - states that the host country has signed, ratified and is committed to the Kyoto Protocol;
- validation of the PDD by an accredited DOE. The DOE is an independent legal entity that is accredited by the UNEB to validate projects for registration with the UNEB and verify and certify GHG emissions reductions achieved by the project. As at 21 April 2005, the DOEs which are accredited for different industry sectors by the UNEB are:
  - Japan Quality Assurance Organisation ("JQA"); JQA is a Japanese not-for-profit organisation that specialises in registering, testing and certifying management systems in accordance with national and international standards;
  - TÜV Industrie Service GmbH TÜV SÜD Group ("TÜV"); TÜV is part of the TÜV Rheinland Group, based in Germany, which documents the safety and quality of products, systems and services;
  - Det Norske Veritas Certification Ltd ("DNV"); DNV is part of the international DNV group, with headquarters in Norway, whose services include certification, qualification and verification of management systems;
  - Societe Generale de Surveillance UK Ltd ("SGS"); SGS is part of the SGS Group, which was originally founded in France and is now a global provider of system inspection, verification, testing and certification services; and
  - Jaco CDM Ltd; Jaco CDM Ltd is a Japanese company that validates, verifies and certifies GHG emissions reductions;
- registration of the project with the UNEB within 8 weeks after submission of a request by the DOE after completing the validation report;
- monitoring by the project developer;
- periodic verification of the project's emission reductions and certification of these emission reductions by the DOE; and
- issue of CERs by the UNEB after receiving the certification report from the DOE.

5.3.3.1 *Prompt Start projects under the Clean Development Mechanism*

Prompt Start was introduced by the UNFCCC to encourage early action by CDM project developers to deliver operational CDM projects in time for the Kyoto Protocol Period and meet future demand for CERs. The Accords state that the crediting period for a CDM project activity may start prior to the date of its registration but not earlier than 1 January 2000, provided that the CDM project is submitted for registration before 31 December 2005 (and that the project has started generating emissions reductions by 18 November 2004).

5.3.3.2 *Unilateral CDM projects*

This process is designed to simplify the regulatory process required to deliver a CDM project by enabling a CDM project to be registered without needing the approval of an Annex I Party.

The UNEB agreed, in its 18th Board meeting between 23 and 25 February 2005, that the registration of a project activity can take place without an Annex I Party being involved at that stage. However, before an Annex I Party can acquire CERs from a project that has adopted this approach from an account within the CDM registry, the Annex I Party needs to submit an LoA in order for the CERs to be forwarded to the national registry where the Annex I Party holds an account. Therefore this process delays, rather than removes, the need for a CDM project to obtain an LoA from the Annex I Party.

AgCert believes that, based on discussions with regulatory authorities, this change mitigates the risk for AgCert of CERs being stranded in AgCert's national registry account, because AgCert can add new participants to the project prior to distribution of CERs by the UNEB and therefore the UNEB can transfer CERs directly to that project participant's account.

5.4 *Carbon sinks and Removal Units*

The Kyoto Protocol includes several provisions governing the use of carbon sinks to achieve GHG emissions reduction targets. Carbon sinks cover GHG emissions from Land Use, Land-Use Change and Forestry ("LULUCF") that transfer GHGs from the atmosphere to other reservoirs, such as land, plants and the ocean. Forests and soil are carbon sinks because they remove carbon dioxide from the atmosphere. Trees, during their growth stage, are net carbon sinks because they remove more carbon dioxide from the atmosphere than they emit.

The Accords approved the following LULUCFs that can be accounted for to meet emission reduction targets, in addition to planting new or replanting forests and reducing deforestation:

- forest management;
- cropland management;
- grazing land management; and
- re-vegetation.

Removal of GHGs by eligible sinks generates Removal Units ("RMUs") that Annex B Parties can utilise to meet GHG emissions reduction targets. These RMUs are only valid once the reductions have been verified by experts and cannot be carried over to future commitment periods. In addition, an Annex B Party can only use CERs from such activities to meet up to 1 *per cent* of its emissions in the 1990 baseline year for each of the 5 years in the Kyoto Protocol Period.

Emissions reduction benefits from improved land use practice changes are relevant when considering the co-benefits of the introduction of AWMSs by AgCert to incrementally reduce the GHG emissions, because, as explained in section 11.3, these co-benefits include improved fertiliser, preventing contamination of groundwater or surface water and other land management practices.

5.5 *Canada and Japan*

Canada has ratified the Kyoto Protocol, as indicated in Table 3. The Canadian Government announced various measures to reduce the burden for industries from reducing GHG emissions, including a statement that no measures that cost more than CAN$15 per tonne of carbon dioxide equivalent should be undertaken by industry. This sets a ceiling on the price of emissions allowances payable by Canadian industry. Any difference between this cap and allowance prices, when applied to Canada's commitment to reduce emissions under the Kyoto Protocol, would presumably have to be funded by the Canadian taxpayers or consumers.

Japan has ratified the Kyoto Protocol and negotiated a 6 *per cent* emissions reduction target; however, in 2002 Point Carbon reported that Japan's emissions were 7.5 *per cent* higher than the 1990 base level. Japan aims to meet its obligation through the combination of energy efficiency measures, voluntary emissions reductions from industry and investing in overseas GHG reduction projects.

5.6 *USA*

The USA has not ratified the Kyoto Protocol, instead it is pursuing voluntary partnerships with energy intensive industries to introduce cleaner technologies and industrial processes, and is conducting a broad range of research and development programmes aimed at improving the energy efficiency of fossil fuel power production and capturing and sequestering carbon dioxide. In addition, various states in the USA, such as California and the North Eastern States, have initiated programmes and passed legislation to reduce GHG emissions within that state.

Japan, Canada and the USA represent significant potential markets for AgCert in addition to the European market.

5.7 *European Union Emissions Trading Scheme*

5.7.1 *Overview*

The original 15 Member States ("Member States") of the EU ("EU15"), until its enlargement to 25 Member States ("EU25") on 1 May 2004 with the admission of the 10 new Accession States, are committed to reducing their combined emissions of GHGs by an average of 8 *per cent* compared to 1990 levels over the Kyoto Protocol Period. This combined commitment is distributed to individual Member States through the European Burden Sharing Agreement ("BSA").

The European BSA was established under Decision 2002/358/EC of 25 April 2002 (Concerning the approval, on behalf of the European Community, of the Kyoto Protocol to the United Nations Framework on Climate Change and the joint fulfilment of commitments hereunder). The 10 new Member States will be full participants in the EU-ETS. The EU15 ratified the Kyoto Protocol on 31 May 2002 and implemented the Protocol into EU law on 13 October 2003 under Directive 2003/87/EC (Establishing a scheme for greenhouse gas emission allowance trading within the Community and amending Council Directive 96/61/EC) (the "EU-ETS Directive"). CCC believes that the EU-ETS will generate a significant market for CERs.

The EU has implemented the EU-ETS, with effect from 1 January 2005, as a core component for achieving its GHG emissions reduction target. The EU-ETS is an EU-wide cap-and-trade system for GHG allowances that operates in 2 phases: the first phase runs from 2005 to 2007 (the "EU-ETS First Phase") and controls emissions of carbon dioxide alone. The second phase runs from 2008 to 2012 (the "EU-ETS Second Phase"), in tandem with the Kyoto Protocol Period which controls emissions of all 6 GHGs. Installations covered by the scheme are allocated European Union Allowances ("EUAs"); 1 EUA represents the right to emit 1 tonne of carbon dioxide.

All Member States in the EU25 are obliged to draw up National Allocation Plans ("NAPs"); these must be agreed with the European Commission ("EC") and set out how the total volume of EUAs will be allocated amongst industrial sectors and installations in each Member State. The NAP permits each installation covered by the scheme to emit a volume of carbon dioxide that corresponds to the number of EUAs surrendered. A cap is placed on the total volume of EUAs allocated, which creates the scarcity needed for a trading market to emerge.

Most EUAs are allocated free of charge to installations; under Article 10 of the EU-ETS Directive, at least 95 *per cent* are allocated free of charge in the EU-ETS First Phase and 90 *per cent* in the EU-ETS Second Phase. Member States are therefore allowed to auction up to 5 *per cent* and 10 *per cent* of EUAs in the EU-ETS First Phase and EU-ETS Second Phase respectively. At the end of each calendar year, installations must surrender a number of EUAs that are equivalent to their verified emissions in that year, which will be cancelled so that they cannot be re-used. Those installations allocated with insufficient EUAs may purchase additional EUAs thereby creating a market in these allowances. If they fail to surrender sufficient EUAs to cover their emissions:

- they will have to pay a penalty of €40 per tonne of carbon dioxide for any shortfall in the EU-ETS First Phase;
- this penalty will rise to €100 per tonne of carbon dioxide for any shortfall in the EU-ETS Second Phase;
- they will also have to obtain allowances to make up the shortfall in the following year; and

- their failure to comply with the scheme will be published.

Under the EU-ETS, installations with excess EUAs can sell them to other installations that are unable to meet their specific emissions limit and thus have too few EUAs, but they cannot roll over these surplus EUAs from the EU-ETS First Phase to the EU-ETS Second Phase. This ability to roll over emissions allowances is described as banking. However, CERs from CDM projects can be converted into EUAs at any time throughout the period of the EU-ETS, which includes from the EU-ETS First Phase to the EU-ETS Second Phase.

In the EU-ETS First Phase, the EU-ETS will only regulate carbon dioxide emissions and is mandatory for the companies in the following sectors:

- combustion installations with a rated thermal input exceeding 20 megawatts ("MW") (except for hazardous or municipal waste installations);
- mineral oil refineries;
- coke ovens;
- metal ore roasting or sintering installations;
- iron and steel production with a capacity exceeding 2.5 tonnes per hour;
- installations for manufacturing glass with a melting capacity exceeding 20 tonnes per day;
- industrial plants for producing pulp or paper and board with a production capacity exceeding 20 tonnes per day;
- installations that produce cement clinker in rotary kilns (with a production capacity exceeding 500 tonnes per day), lime in rotary kilns (with a production capacity exceeding 50 tonnes per day) or in other furnaces with a production capacity exceeding 50 tonnes per day; and
- installations for manufacturing ceramic products by firing, such as bricks and tiles, with a production capacity exceeding 75 tonnes per day and/or a kiln capacity exceeding 4 cubic metres and with a setting density per kiln exceeding 300 kilograms per cubic metre.

Installations can achieve their emissions targets by buying more EUAs, abating internal emissions or by acquiring CERs (in the EU-ETS First Phase and the EU-ETS Second Phase) and ERUs from the JI (in the EU-ETS Second Phase only) under Directive 2003/0173 (COD) (Amending the Directive establishing a scheme for greenhouse gas emission allowance trading within the Community, in respect of the Kyoto Protocol's project mechanisms) (the "Linking Directive"). The Linking Directive is a piece of binding European legislation requiring Member States to enable, by law, organisations covered by the EU-ETS to achieve their GHG emissions reductions by investing in, and earning emissions allowances from, CDM and JI projects. Under the EU-ETS, for compliance purposes both 1 CER and 1 ERU equate to 1 EUA.

More than 12,000 installations within the EU25 (although this number may increase once all the NAPs are finalised) are covered under the EU-ETS First Phase, accounting for around 45 *per cent* of the EU's total carbon dioxide emissions or about 30 *per cent* of the EU's total GHG emissions. The scheme will be reviewed in mid-2006 to consider whether it will be extended to cover other sectors, such as chemicals, aluminium and transport (such as the airline industry), and other GHGs. As at the date of this Report, the question of whether other GHGs or sectors will be included in the EU-ETS Second Phase is unresolved. The EC announced in a Communication in February 2005 on page 8 that "the scope of international action must be widened to cover all GHGs and sectors. In particular, the fast growing emissions from aviation and maritime transport should be included". CCC is aware that governments are already consulting on the EU-ETS Second Phase.

The EU-ETS is important to AgCert for two reasons.

Firstly, the EU-ETS has the potential to become a major source of demand for CERs from CDM projects if there are insufficient EUAs for companies to achieve their emissions reduction targets. However, Article 6 of the Kyoto Protocol states that the acquisition of emissions reduction units should be supplemental to domestic actions for achieving emissions reduction.

targets. During the negotiations for the Kyoto Protocol, the concept of supplementarity was agreed but defining it proved more difficult; ultimately, there was a general understanding that at least 50 *per cent* of emissions reductions for each country should be achieved domestically. The EU-ETS Directive stated that the use of the CDM and JI flexibility mechanisms should be supplemental to domestic action by Member States to reduce GHG emissions and that such domestic action should constitute a significant element of the effort made.

Secondly, the price of CERs, because they can be banked between the two EU-ETS phases (unlike EUAs), will be influenced largely by the price expectation of EUAs or their forward price in the EU-ETS Second Phase, when it is likely that far larger GHG emissions reductions will be required than currently assumed under NAPs in the EU-ETS First Phase. On this basis, CCC believes that the spot price for delivered CERs paid by organisations owning installations covered by the EU-ETS is likely to be higher than current CER prices.

5.7.2 *Status*

The EC set a deadline that the EU15 Member States had to have submitted their NAPs by 31 March 2004 and the 10 Accession States by 1 May 2004. As at 15 April 2005, 23 Member States have had their NAPs approved to some extent, with the exception of Italy and Greece.

On 7 July 2004, the EC unconditionally accepted 5 NAPs from Denmark, Ireland, the Netherlands, Slovenia and Sweden. On 20 October 2004, the EC unconditionally accepted a further 6 NAPs from Belgium, Estonia, Latvia, Luxembourg, the Slovak Republic and Portugal. On 27 December 2004, the EC unconditionally accepted a further 4 NAPs from Cyprus, Hungary, Lithuania and Malta.

On their first assessment, the NAPs of the following countries were conditionally approved: Austria, Germany and the UK; Finland and France; and Spain. Since that time, the revised Czech Republic NAP has been approved, the UK will participate in the EU-ETS on the basis of its original allocation but nevertheless will challenge the EC in the courts, and Point Carbon reported that Poland is similarly considering legal action against the EC.

The UK for example, in the first NAP that it issued in 2004, allocated 736 million tonnes of EUAs to UK industry sectors under the EU-ETS for the period between 2005 and 2007. However, the UK Government announced in October 2004 that it planned to increase this sum of allowances to 756 million to reflect increased emission projections between 2005 and 2007, and announced a revised NAP on 14 February 2005 that allocated these extra 20 million allowances. Point Carbon reported that the EC indicated on 14 February 2005 that it could not approve the UK's revised NAP because when the EC had conditionally approved it in July 2004, the extra 20 million allowances for industry were not included. The UK Government has subsequently announced that it will allocate allowances based on the 736 million tonnes which the EC approved in July, although it is going ahead to file legal proceedings, as it still hopes to have its revised NAP approved in the long term.

5.8 *Precedent trading schemes*

5.8.1 *Overview*

The markets created by the Kyoto Protocol and the EU-ETS are not the first examples of policy-driven markets that involve establishing a cap-and-trade scheme of allowances in gas emissions. For example, the USA has established a sulphur dioxide cap-and-trade scheme, and the UK established its own voluntary GHG emissions trading scheme. These schemes have incorporated similar concepts, such as the monitoring, trading and retiring of allowances over a specified time period, and indicate that the principles underlying the EU-ETS are not new and untested.

However, it is important to understand that these national schemes were smaller and less complex in relative terms than the cross-border EU-ETS and the international global emissions reduction market contemplated under the Kyoto Protocol.

5.8.2 *Clean Air Act*

The Acid Rain Program that was established under Title IV of the 1990 Clean Air Act Amendments in the USA established a market-based cap-and-trade system for sulphur dioxide emissions from electricity generating facilities in order to reduce the incidence of acid rain. The first phase of the scheme covered the period between 1995 and 2000 and limited emissions from the largest, highest emitting electricity generating facilities. The second phase incorporates a tighter cap on emissions and has expanded the number of affected installations to cover essentially all fossil fuel power generation in the USA. The Acid Rain Program required a 50 *per cent* reduction in total sulphur dioxide emissions in the USA compared to 1980 sulphur dioxide levels, and in 2002 sulphur dioxide emissions were reported to have decreased by more than 30 *per cent* compared to 1990 levels.

5.8.3 *Other USA emissions trading schemes*

A regional programme for trading nitrogen oxide emissions called the Ozone Transport Commission Nitrogen Oxide Budget Programme was established in 1999 and was superseded by a new scheme in 2002. An emissions trading scheme called the Regional Clean Air Incentives Market in California also set demanding targets for reducing emissions of nitrogen oxide and sulphur oxide since its commencement in 1994. To ensure that emission reductions actually occur, most of the cap-and-trade programmes devised in the USA have incorporated a penalty for non-compliance, either an automatic fine and/or the withdrawal of a defined level of future allowances from installations. Various states in the USA, such as Maine and Massachusetts, have introduced programs to reduce GHG emissions.

5.8.4 *UK voluntary emissions trading scheme*

Under the UK GHG emissions trading scheme, which began in March 2002, 31 organisations (entitled "Direct Participants" ("DPs")) undertook voluntary targets in order to receive incentive payments totalling £215 million that were allocated by auction. The scheme set targets, compared to a baseline period between 1998 and 2000, to reduce GHG emissions by 11.88 million tonnes of carbon dioxide equivalent over the 5 year life of the scheme. Additionally, energy intensive companies that have negotiated Climate Change Agreements ("CCAs") with the Government, whereby they receive an 80 *per cent* discount on the Climate Change Levy ("CCL") in return for meeting energy-related targets, could buy or sell allowances in the trading scheme.

In their first compliance period, CCA holders delivered carbon dioxide reductions of 13.5 million tonnes against an estimated 2000 baseline. They purchased 580,000 allowances through the UK emissions trading scheme to help meet targets. In the first compliance period the DPs achieved emissions reductions of 4.6 million tonnes of carbon dioxide equivalent against their baselines, and in the second compliance period achieved emissions reductions of nearly 5.2 million tonnes against their baselines. In November 2004, 6 companies in the scheme offered to reduce emissions by a further 8.9 million tonnes of carbon dioxide equivalent; this was in response to many organisations significantly over-achieving their targets early on which generated a large surplus of allowances that threatened to undermine the economics and environmental credibility of the trading scheme. These issues illustrate the complexities in designing emissions trading schemes.

5.8.5 *Summary*

Experience from examples of trading schemes shows both the potential viability and functionality of a policy-driven market and also the complexities and practical problems experienced during implementation. While the precise natures of individual emission reductions markets are inevitably different, CCC believes that the indications of the turnover and scale of existing emission reductions markets are encouraging for the future of the EU-ETS and Kyoto Protocol.

5.9 *Registries*

5.9.1 *Overview*

Holdings, transfers and acquisitions of ERUs, CERs, RMUs and AAUs will be tracked and recorded through a computerised system of registries. These will be compared with the actual

emissions of Annex B Parties to check if they are in compliance with their GHG emissions reduction targets during the Kyoto Protocol Period. Each ERU, CER, RMU and AAU will have a unique serial number to enable identification; a CER can only be held in 1 account in 1 registry at a given time.

As at the date of this Report, finalisation and implementation of the registries, the International Transaction Log ("ITL") and process are still ongoing. Therefore, this analysis of the registries is based on CCC's understanding of the current status and objectives of the infrastructure, based on conversations with official sources and available public documentation.

5.9.2 *Infrastructure*

The infrastructure for recording the flow of allowances will include:

- a national registry for each Annex B Party which will:
  - contain accounts for ERUs, CERs, RMUs and AAUs held by each Annex B Party and/or any legal entity authorised by an Annex B Party;
  - contain accounts for retiring or cancelling any allowances; and
  - manage movements between account holders or Parties;
- a CDM registry, which is a standardised electronic database and will:
  - be established and maintained by the UNEB;
  - contain CER accounts for non-Annex B Parties and CDM project participants. A project participant can be a sovereign state that has signed and ratified the Kyoto Protocol or any private or public entity authorised by a sovereign state to participate in the CDM project, and which has the right to decide on the allocation of CERs from the CDM project; and
  - contain an UNEB pending account, which is used to initially hold CERs that have been issued after instruction by the UNEB before they are forwarded to the registry accounts of project participants less a deduction for administration costs and a levy; and
- a UNFCCC ITL, to be established and maintained by the UNFCCC Secretariat, which will verify transactions of ERUs, CERs, RMUs and AAUs. The mandate for the Secretariat is set out in Article 8 of the UNFCCC; its functions include overseeing arrangement of the COPs, assisting Annex B Parties in implementing their commitments and co-ordinating with the secretariats of other international bodies.

National registries for Annex I Parties and authorised entities within the EU will also contain accounts for installations with GHG emissions reduction targets under the EU-ETS; all transactions by these installations will be recorded and checked by a separate transaction log, the Community Independent Transaction Log ("CITL"), which will be operated by the EC.

The transfer of CERs into and between the national registries of Member States will require the CITL to be in existence, as well as the ITL and the fulfilment by the appropriate Annex I Parties (involved in the transfer) of the eligibility requirements.

5.9.3 *Process*

This section illustrates the key stages for a CDM project within this process:

- first, the CDM project will be registered by the UNEB and the DOE will produce a verification report that will verify the actual GHG emissions reductions achieved by the project, as explained in section 5.3.3;
- the DOE will produce a certification report that certifies that the project has achieved these verified emissions reductions and requests that the UNEB issues CERs for the amount of GHG abatement that occurred during the project's verification period; and

- the UNEB, after receiving this request, will instruct the CDM registry administrator to issue CERs into the pending account of the UNEB. The CDM registry administrator will then forward CERs equal to the share of the proceeds into either the national registry account or the CDM account of the project participants, as requested in a credit-sharing agreement submitted by the project participants to the UNEB, after deducting an amount to cover an administration charge and to assist developing countries that are particularly vulnerable to the adverse effects of climate change to meet the costs of adaptation.

5.9.4 *Status*

The key issues relate to:

- the status of the CDM registry;
- the status of the ITL;
- eligibility requirements for international emissions trading; and
- the status of the CITL.

The CDM registry is established but is currently holding no CERs, since no emission reductions have yet been certified.

Forwarding of CERs from the UNEB pending account into a national registry account, but not into a CDM registry account, requires the existence of the ITL. The ITL is currently under construction and it is unclear when it will be operational. The ITL is not expected to be operational before the middle of 2006; even when the ITL is fully functional, full transferability of CERs between national registries (as reported by Point Carbon) is considered unlikely to take place before the middle of 2007. But until this happens, CERs in the CDM registry may be 'stranded' and prevented from being forwarded into national registry accounts.

For an Annex I Party and its authorised legal entities to become eligible to participate in international emissions trading under Article 17 of the Kyoto Protocol, the Annex I Party must satisfy eligibility requirements that are the same as those set out in section 5.3.2 in relation to JI projects. To complete these requirements the Annex I Party is obliged to submit a report (commonly referred to as the Article 7.4 report) that declares that its national systems are ready. This is followed by an expert review process and compliance committee decision that may take a maximum of 16 months to assess the status of the Annex I Party against the eligibility requirements, following which the Annex I Party (and its authorised legal entities) will be able to trade emissions internationally.

CCC understands that there are likely to be significant delays as a result of countries having to achieve these steps and meet the eligibility requirements. CCC understands that most Annex B Parties may satisfy the eligibility requirements at the earliest by early 2007. EU Member States must submit their Article 7.4 reports together to the UNFCCC, and CCC understands that they may meet the eligibility requirements of the Accords at the latest by early 2008. Hence, unless a significant increase in resources (human and financial) is dedicated to implementing this institutional infrastructure, organisations with emissions reductions targets under the EU-ETS may not be able to surrender CERs for compliance purposes until mid-2007 at the earliest.

However, provided that the buyer's national registry and the ITL are established (or the buyer is able to open an account within the CDM registry) in time for scheduled delivery under AgCert's contracts with customers, CCC understands that this infrastructural delay should not prevent AgCert from delivering CERs (assuming AgCert has generated sufficient CERs) initially into the buyer's account under the terms of its contracts with customers and therefore meeting its contractual delivery obligations.

The CITL is required for all movements of CERs within the EU, and is expected to be established in 2005 or early 2006, and individual Member State national registry accounts will be established also. The UK expects its registry to be operational during 2005.

5.9.5 *Impact on AgCert*

The allocation of regulatory risk between AgCert and customers is discussed in section 7.2.3.

6. Market for emission reductions

This section analyses the supply dynamics (in terms of potential volume and competing suppliers of CERs) and the demand dynamics of the compliance market (including the price of CERs and estimated demand for CERs in the EU-ETS First Phase, the Kyoto Protocol Period and after the Kyoto Protocol Period). This section also describes the impact of JI projects on the CDM market and outlines potential demand from the voluntary emissions trading market for CERs.

This section also analyses the secondary trading aspects of the market and indicates the types of organisations who would specifically choose to purchase CERs rather than EUAs. Understanding the secondary trading aspects of the market is important. The potential size of the secondary market, whether compliance-related or as a financial investment, is difficult to quantify with certainty as the overall carbon market is at an early stage; for example, the EU-ETS only commenced operation on 1 January 2005. The policy-driven nature of the carbon market implies that potential buyers and sellers in the primary carbon market will include traders and organisations only seeking to achieve their compliance targets. This mix of market players contrasts with equity or debt markets.

6.1 *Information sources*

The carbon market, which is driven by climate change policy, is a new and emerging market. Thus, future estimates for the carbon market vary, depending upon data sources, assumptions and estimates. Common sources of market information or data include:

- Point Carbon, which is an online source of market news and research on climate change policy, financial services such as trading and risk management, CDM projects and JI projects;
- the IEA, funded by the OECD, which focuses on providing data and analysis of the energy sector primarily in OECD countries;
- the European Environment Agency, which provides data and analysis on European energy and environment policies and developments;
- the World Bank, which publishes reports on the carbon market;
- CDMWatch, which is a non-profit organisation that monitors the CDM, analyses CDM projects and provides information on CDM projects and issues; and
- the UNFCCC, which contains details of the international regulatory climate change framework, CDM projects and JI projects.

CCC has based its opinions in this Report on these common sources of market information and also in-house expertise and research. Use of alternative sources of information to those used in the Report may generate estimates that are different from those in the Report.

6.2 *Recent CER contracts*

Point Carbon has reported a number of large forward purchase contracts for CERs in the market. Point Carbon has not disclosed the names of the parties involved or contracted prices for confidentiality purposes. These include:

- 1 million tonnes of carbon dioxide equivalent for delivery between 2007 and 2010 that was announced in February 2005;
- 2.5 million tonnes of carbon dioxide equivalent for delivery between 2005 and 2012 that was announced in January 2005;
- 500,000 tonnes of carbon dioxide equivalent for delivery between 2008 and 2009 that was announced in January 2005; and
- 1.875 million tonnes of carbon dioxide equivalent for delivery between 2007 and 2012 that was announced in December 2004.

On 8 March 2005 Point Carbon reported that "a couple of confidential (primary) CER forward deals have recently taken place at around €5.25".

6.3 *Supply of CERs*

6.3.1 *Overview*

The CER market is a sub-set of the overall market for emissions allowances, referred to as the carbon market. Estimates for the potential supply of CERs from CDM project activities will make different assumptions based on the availability and quality of information about possible current and future project activities, assumptions regarding the likelihood of UNEB approval for specific methodologies, additionality requirements and broad, macroeconomic and political factors such as the demand for CERs, host country risks and future economic conditions in relevant sectors and regions. A strong degree of uncertainty, in particular with relation to compliance with the regulatory process, hinders any attempts to predict with any accuracy CER and ERU supplies at this stage.

It is important to observe that these estimates for supply of CERs are broadly based on existing projects that Point Carbon has recorded in its database.

These estimates could vary significantly depending on:

- the number and size of future CDM projects submitted for registration; and
- the proportion of submitted projects that actually succeed in generating CERs.

CCC has sourced estimates for potential supply of CERs from Point Carbon because it is a widely cited source of information on the carbon market and because it explains the rationale behind its estimates.

6.3.2 *Point Carbon estimates*

Point Carbon estimated that:

- CDM projects may generate a cumulative total of 60 to 80 million CERs by 2008. Based on a CER price of €5.25, this represents approximately a supply worth between €315 million and €420 million;
- existing projects in the CDM and JI markets could supply a cumulative total of approximately 520 million tonnes of reductions in carbon dioxide equivalent by 2012. Based on a CER price of €5.25, this represents approximately a supply worth €2.7 billion; and
- CDM projects alone could supply a cumulative total of 800 million CERs by 2012. Based on a CER price of €5.25, this represents approximately a supply worth €4.2 billion.

Point Carbon's estimate in October 2004 that a cumulative total of 60 to 80 million CERs could be generated by 2008 was based on:

- its existing database of projects, after adjusting for delays and cancellations; and
- additional volumes from new projects that have not been developed.

Point Carbon estimated in March 2005 that a cumulative total of approximately 520 million tonnes of carbon dioxide equivalent emissions reductions could be generated by 2012 by examining its database of CDM and JI projects. This database contained 1,446 CDM and JI projects at 22 March 2005, and of these, 326 projects, potentially producing a cumulative total of approximately 520 million tonnes of carbon dioxide equivalent emissions reductions by 2012, have reached PDD stage.

Point Carbon's estimate that a cumulative total of 800 million CERs could be generated by 2012 assumed that:

- HFC-23 and nitrous oxide projects will generate a large proportion of the CERs;
- many of the most promising CDM sites are in China, so supply is dependent upon complying with the approval process in that country;
- CDM projects may not be economically viable on the 2 to 3 smallest HFC-23 plants at forecast forward prices;

- if the current methodology for HFC-23 projects changes, then the supply of CERs could be dramatically reduced; and
- other project types may or may not deliver their emissions reductions. For example, deployment of landfill gas projects is expected to be gradual, projects for capturing coal-bed methane could reach the market by 2008 or 2009 (although these normally have very long lead times) and geological sequestration projects could have a large market share by the end of the Kyoto Protocol Period.

6.3.3 *Other estimates*

In contrast, CDMWatch estimated that a cumulative total of approximately 328 million CERs would be generated by CDM projects by 2012. This estimate was based on:

- CERs from 166 known projects in 36 countries as at 11 March 2005;
- only including projects for which a PDD had been made available; and
- including projects that were:
  - small-scale CDM projects;
  - registered projects;
  - validated projects that were seeking registration;
  - projects that were seeking validation; and
  - projects which were seeking approval for their methodology.

6.3.4 *AgCert projects*

Point Carbon state that the number of projects within its database for estimating future supply of CERs is based on those projects that are recorded on the UNFCCC website. As at 23 March 2005, the UNFCCC website only referred to the Granja Becker project in the context of AgCert's approved methodology AM0016.

6.4 *Potential competitors for supplying CERs*

6.4.1. Key issues

The key issue surrounding supply of CERs is that existing and new CDM projects could generate a sufficiently large volume of CERs that:

- could exceed potential demand; and
- could depress the CER price, and thereby AgCert's potential revenues, although CCC's view is that this is unlikely for the economic reasons mentioned in section 6.6.3.6.

Although AgCert is currently focusing on CERs, the CER price is tied to other carbon market prices. A large influx of JI projects could also adversely affect the CER price for delivery between 2008 and 2012, and this is analysed in section 6.5.

6.4.2 *Agricultural projects*

As at 21 April 2005, 21 baseline and monitoring methodologies and 2 consolidated methodologies have been approved by the UNEB. Of these 21 approved methodologies, only Approved Methodology Number Six ("AM0006") is comparable to AgCert's approved methodology, AM0016. AM0006 was submitted by Agricola Super Limitada ("AgroSuper"), and is based on the PDD for methane capture and combustion from swine effluent at Peralillo in Chile.

However, AM0006 is not a direct competitor to AM0016 for the following reasons:

- AgCert's management believes that AM0006 does not enable the creation of a process as scalable as that enabled under AM0016. AM0006 is more project rather than process based, with bespoke activities tailored to each farm rather than operating under one standardised process;
- AgCert's management believes that AM0006 works well for large centralised farm operations but is less cost effective for smaller farms. In contrast, AM0016 includes both decentralised smaller farms and large centralised farm systems; and

- AM0006 only spans cattle, buffalo and swine operations, whereas AM0016 encompasses cattle, buffalo, swine, sheep, goats and poultry operations.

Sadia S/A, a Brazilian company that produces chilled and frozen foods (including chicken, pork and beef, from a range of farms and outsourced suppliers in Brazil) has also applied AM0006 within a PDD that aims to generate a cumulative total of approximately 240,000 tonnes of carbon dioxide equivalent emission reductions over a 10 year period.

Transalta Corporation devised a PDD in 2000 with the Global Livestock Group Inc for the manufacture, distribution and sale of a feed supplement that is designed to improve the digestive process of cattle and decrease ruminant methane emissions. However, the proposed crediting period of 32 years appears inconsistent with the choice of a fixed 10 year period or renewable 7 year periods under the current CDM structure, and as at 21 April 2005 there was no approved methodology on the CDM website underpinning this PDD. Therefore AgCert does not believe that this PDD poses a competitive risk.

6.4.3 *HFC CER projects*

In the current CDM market as a whole, CCC believes that the primary competitors for AgCert in developing large volumes of emissions allowances are:

- projects that destroy Trifluoromethane ("HFC-23"), which is one example of an HFC; and
- projects that reduce nitrous oxide emissions.

HFC-23 has a high GWP (11,700 compared to carbon dioxide over a 100 year time horizon) and has the potential to generate high volumes of reductions in GHG emissions. The UNEB in its 18th meeting agreed to register two HFC-23 projects in Gujarat, India and Ulsan in the Republic of Korea. The PDDs for these projects indicate that these 2 projects could generate annually approximately 4.8 million tonnes of reduction in carbon dioxide equivalent emissions (although the Ulsan project only generated 30 *per cent* of its expected emissions reductions in the period between 1 January 2003 and 31 March 2005). Point Carbon estimated that these 2 projects could generate approximately a cumulative total of 39 million tonnes of reductions in carbon dioxide equivalent by 2012.

In addition, CCC understands that China has some substantial HFC-23 destruction projects that could generate several million tonnes of emissions reductions per annum, which are at an early stage of negotiation but which it is actively promoting to industrial emitters and multi-national development banks.

The supply has also been delayed by a recent review of Approved Methodology Number One ("AM0001") used in HFC-23 projects. This indicates a broader concern over the possibility of review subsequent to the approval of a particular methodology, which might delay the issuance of CERs.

6.4.4 *Nitrous oxide CER projects*

Nitrous oxide reduction projects are another important potential large scale source of CERs, especially because of the high GWP of nitrous oxide as illustrated in Table 2. Quantification of this potential source of CERs is made difficult by the lack of visibility over the status of proposed CDM nitrous oxide reduction projects, because not all projects have yet been registered with the UNEB.

In March 2005 in its 18th meeting, the UNEB approved the methodology for a nitrous oxide emissions reduction project in Onsan in the Republic of Korea. Approved Methodology Number Twenty One ("AM0021") is based on a PDD that has been developed by the chemical group Rhodia for a project that expects to achieve annual emissions reductions of 10.5 million tonnes of carbon dioxide equivalent per annum. Point Carbon estimated that this project could generate cumulative emissions reductions of approximately 70 million tonnes of carbon dioxide equivalent by 2012.

In addition, CCC is aware of a portfolio of nitrous oxide projects over 6 jurisdictions that could generate several million CERs per annum, assuming all projects are successfully completed.

6.4.5 *Landfill gas CER projects*

Landfill gas projects comprise another significant source of CERs; as at 11 April 2005, and based on CCC assumptions for landfill gas projects, 2 projects have been validated and 19 projects were awaiting validation. These projects could potentially generate a cumulative total of up to approximately 60 million CERs by 2012. The first CDM project to be registered by the UNEB was the NovaGerar landfill gas project in Brazil; the PDD estimated that the project would reduce emissions by approximately a total of 14.1 million tonnes of carbon dioxide over 21 years. Landfill projects cover several different methodologies approved by the UNEB.

6.4.6 *Other CER projects*

Other projects that could potentially generate CERs include a number of renewable energy and fuel switching projects and energy efficiency measures.

6.4.7 *Unilateral CDM projects*

The decision by the UNEB, as mentioned in section 5.3.3.2, to permit unilateral projects may encourage competitors to submit more CER projects for registration and exploit this easing of regulatory requirements. However, CCC believes that AgCert is equally, if not better, placed than potential competitors to exploit unilateral CDM projects by its ability to bundle different projects within 1 PDD and its advanced state of operations, assuming such bundling is allowed by the UNEB.

6.4.8 *Supply constraints*

CCC believes that a number of constraints may hinder the speed of new CDM projects being registered and generating CERs. These include:

- the ability of the UNEB to manage future volumes of submitted CDM projects;
- the small scale of the projects compared to traditional project finance projects and uncertainty over future cashflows currently making this market unattractive for project financiers as a source of funding; and
- the current lack of visibility and international agreement over the regulatory structure and CER prices after 2012.

CCC believes that the lack of clarity over the post-2012 value of CERs, which reflects the early stage of international discussions over the post-2012 climate change policy framework (although, as mentioned in section 5.2.3, the European Council recently announced that it would seek a 15 to 30 *per cent* reduction in GHG emissions for developed countries by 2020), is retarding the development of future CDM projects. A report prepared for the World Bank estimated that the average time for development of a large project is 4 to 5 years.

A key issue in relation to supply of CERs is registration of a CDM project, which itself is dependent upon the projects demonstrating additionality and which affects all CDM project developers. The additionality provisions of Article 12 of the Kyoto Protocol require that a CDM project delivers emission reductions that are additional to any that would have occurred in the absence of the certified project. As such there is no legal requirement for financial additionality, in that the project would not have gone ahead without the revenue generated by CER sales from the project activity.

It is apparent, however, that the procedures currently being pursued by the UNEB place a greater degree of emphasis on the additionality rules than Article 12 itself otherwise suggests, as indicated in section 5.3.3. This indicates to many observers of the CDM process the numerous different interpretations of additionality requirements, including to a certain extent environmental, technological and financial additionality. Therefore CCC believes that a project submitted under a new methodology that is more dependent upon CER revenue for financial viability than another project, identical in all other respects, is more likely to achieve speedy registration with the UNEB, excluding other procedural uncertainties.

Continued project development and the resulting quantity of CERs sold forward in the market after the Kyoto Protocol Period are therefore increasingly dependent upon an agreement between governments to guarantee the continued value of CERs post-2012.

6.4.9 *Competition summary*

Other CER projects do possess the potential to generate large volumes of CERs because their methodology permits the capture of GHGs with a higher GWP than methane, such as HFC-23 and nitrous oxide. These projects in particular could become competitors to AgCert in terms of potentially being able to supply large volumes of CERs.

In addition, when seeking to supply to organisations with emissions reduction targets, AgCert may face competition from other emissions allowances, such as ERUs, although this depends on the relative price differential between different forms of allowances.

6.5 JI supply

Competition for CER demand may come from demand for ERUs, which are similarly fungible with Annex B AAUs and EUAs within the EU-ETS. A significant difference between the two types of allowances, however, is that ERUs will not become available for use in compliance until 2008, nor can projects claim entitlement to emission reductions achieved before 1 January 2008. Thus their supply is relevant only to the Kyoto Protocol Period, and only substantial quantities of allowances will alter the supply-demand dynamics of the system given the potential availability of hot air allowances and CERs.

Point Carbon estimated in March 2005 that existing Track 2 JI projects in Russia and the Ukraine could deliver per annum less than 10 million tonnes of carbon dioxide equivalent reductions between 2008 and 2012, if ERUs are issued on the same conditions as CERs. If these projects were deployed rapidly, they could generate per annum up to 30 million tonnes of carbon dioxide equivalent reductions. Reliable estimates for ERUs generated by Track 1, projects are unavailable because countries are in the early stages of considering these projects.

However, ERU supply may play an important role in determining demand (and therefore to some extent price) of CERs in the Kyoto Protocol Period, depending upon how the rules and procedures for JI projects and host country behaviour develop.

CCC believes that the decision by some countries to forsake hot air and only buy greened AAUs may reduce the incentive for the development of JI projects in Russia and the Ukraine. This is because the procedures for delivering Track 2 JI projects are likely to be cumbersome and bureaucratic.

Hot air refers to when Russia, the Ukraine and the 10 Accession States, which joined the EU25 on 1 May 2004, suffered an economic downturn during the late 1980s and early 1990s with the fall of the Soviet Union. This economic downturn generated volumes of hot air in Russia and the Ukraine, because actual emissions as a result of the downturn were lower than the emissions reduction targets under the Kyoto Protocol.

Greening of AAUs means that the money used to purchase the hot air must be used by the selling country to fund a JI project leading to real reductions of GHGs or some other specified development project or fund with environmental benefits in that respective country. However, this depends upon the assessment of Russia and other countries as either Track 1 or Track 2 and the availability and usage by Annex B Parties of hot air.

6.6 *Demand for CERs*

6.6.1 *The market and prices for CERs*

This section analyses key factors that would affect the price of CERs.

6.6.1.1 *2005-2007*

The compliance market for CERs is limited to countries that have ratified the Kyoto Protocol and are listed in Annex B of the Kyoto Protocol. CERs may be used to enable Annex B Parties to meet their emissions reduction targets for the Kyoto Protocol Period. In addition, under the Linking Directive, CERs may be used to meet emissions reduction targets imposed on certain installations that face targets in the EU-ETS First Phase and the EU-ETS Second Phase.

As a consequence, during the period to December 2007, CCC believes that the demand for CERs is likely to derive from Annex B Parties purchasing CERs in anticipation of their need to comply with targets set under the Kyoto Protocol Period, supplemented by operators of European installations seeking to meet the requirements of the EU-ETS.

Accordingly, until 2007, the price for CERs is likely to be influenced by:

- the EU-ETS First Phase, as this currently provides the main mechanism by which these GHG emissions reductions may be monetised; and
- the EU-ETS Second Phase, because from 2008, which is the start of the Kyoto Protocol Period, demand for CERs will be driven by an expected shortfall in GHG emissions reductions for Annex B Parties as mandated by the Kyoto Protocol.

As a consequence, this suggests that the time value of the CERs will be recognised in a higher price by the market because they contain the option to be surrendered in the EU-ETS Second Phase.

6.6.1.2 *Price drivers*

It is unlikely that the demand for CERs will be augmented by requirements originating in the voluntary and offset markets for emissions reductions, as it is doubtful that the prices achieved by such markets will exceed the level established in the Kyoto Protocol market. Prices for emissions reductions after 2012 will be highly sensitive to the political appetite for further reductions in GHG emissions. This will depend on:

- shifts in the scientific consensus on climate change;
- economic growth;
- the importance of energy security and the need for diversity;
- fossil fuel prices;
- emissions reduction allowance prices;
- weather; and
- political dynamics.

6.6.1.3 *Price caps*

An additional factor affecting prices for CERs could be the price caps that public sector procurement funds may place on CER purchases; these would operate such that, if market prices exceed these price caps, the fund will not purchase CERs from the market. Existing procurement funds, such as the Spanish and (as reported by Point Carbon) Dutch government procurement funds, have imposed CER price caps; the Certified Emission Reduction Unit Procurement Tender ("CERUPT") of the Dutch Government procurement fund has set a price cap between €4 and €5 per CER.

However, these funds may change their terms if future CER market prices differ substantially from current estimates. In addition, AgCert, through its activities in the market, reported that some procurement funds were adopting more flexible and market-based approaches to pricing.

6.6.1.4 *Political appetite for GHG emissions reductions*

Governments undertook an agreement, under Article 2 of the UNFCCC, to stabilise GHG concentrations in the atmosphere at a level that would prevent dangerous anthropogenic interference with the climate, but without setting targets. As stated in section 5.1, the average temperature of the Earth is expected to rise by between 1.4 to 5.8 degrees Centigrade by the year 2100. The EU Council of Ministers stated in 1996 that it "believes that global average temperatures should not exceed 2 degrees Centigrade above pre-industrial levels".

The 2 degrees Centigrade objective is referred to widely by decision-makers in policy formulation and is often presented in terms of the atmospheric concentration of GHGs that would lead to such a temperature change. The EC referred to recent research that indicated that a level of 550 ppm of carbon dioxide equivalents offers at most a 1 in 6 chance of achieving the

2 degrees Centigrade objective, but if the concentration rose to 650 ppm there is only a 1 in 16 chance of achieving the objective. CCC believes that the 2 degrees Centigrade target is an operating principle driving current negotiations for the post-2012 period. As mentioned in section 5.2.3, the European Council recently announced that it would seek to negotiate a 15 to 30 percent reduction in GHG emissions for developed countries by 2020.

In order to achieve the 2 degree Centigrade objective, GHG emissions reductions by Annex B Parties will be required that exceed those required in the Kyoto Protocol Period. As a consequence, unlike other commodity markets, the demand for emissions reductions is likely to increase if supply becomes available at low cost. In the short term, the market for CERs is likely to be rather syncopated, given the step changes that may be prompted by the transitions in 2007 and 2012. However, the price impact of the step changes may be smoothed by the ability, or otherwise, to hold CERs through the transitions.

6.6.2 *2005 to 2007*

This section analyses the potential shortfall in the EU-ETS First Phase.

6.6.2.1 *NAPs in the EU-ETS First Phase*

Under the EU-ETS, each Member State has the flexibility to decide how many EUAs to create and distribute. Rather than issue a number of EUAs consistent with a trend in carbon dioxide emissions to meet their European BSA targets, the EU25 have devised NAPs for the EU-ETS First Phase that broadly reflect the emissions of carbon dioxide expected under a BAU scenario for most industry sectors, but with some emissions reductions required from the power sector. However, in order to be consistent with the European BSA emission reduction targets under the EU-ETS, Point Carbon reported that many countries (such as Spain, Ireland and the Netherlands) have announced the intention to purchase CERs and ERUs. It remains to be seen whether such purchases of CERs by Member States of the EU will be challenged as providing state aid since, in so doing, Governments can set more generous allocations for their domestic industries.

6.6.2.2 *Potential NAP shortfall*

CCC has estimated that the NAPs represent a shortfall of 60 to 70 million tonnes of carbon dioxide per annum against BAU projections for the EU25. Based on a CER price of €5.25, this represents between approximately a shortfall in supply worth €315 million and €370 million. This range has been derived from quantitative analysis of the costs of abatement for the primary source of net compliance demand, the power sector (as described below), combined with projections of the Distance to Target ("DTT") between BAU emissions and NAP allowance levels.

As at the date of this Report, the NAPs are still in a state of flux and uncertainty, as indicated in section 5.7.2, because the EC has not yet unconditionally approved all the NAPs from the EU25. For example, Point Carbon reported that Italy announced on 28 February 2005 that it would allocate an additional 40 million allowances in total over the EU-ETS First Phase, and the UK is challenging the EC in the courts over its NAP. However, this should not significantly delay allocation of allowances under the NAPs or allowance trading. Precise figures for individual Member State shortfalls were unavailable at the date of the Report and at this stage of the market. However, CCC, using its in-house experience in the power sector and its detailed modelling and quantitative analysis of NAPs and BAU projections, was able to estimate the above figure for the overall DTT of the EU25.

6.6.2.3 *Market research*

Recent market research has also estimated a comparable shortfall of 60 to 65 million tonnes of carbon dioxide equivalent per annum.

6.6.2.4 *Fuel switching*

However, CCC calculated that, depending upon weather changes and fuel cost fluctuations, the shortfall could vary by up to 60 million tonnes of carbon dioxide equivalent per annum (as illustrated in Table 4). CCC believes that changes in economic growth could provide the

greatest variation in GHG emissions, particularly as many installations may have overestimated their economic growth projections in relation to the number of EUAs allocated to them under the NAPs, which themselves are based on BAU projections by Member States.

Any shortfall in the EU-ETS First Phase could be made good by purchasing CERs under the Linking Directive or by the various installations changing their behaviour and reducing their emissions. A simple abatement measure available is the switching to gas from coal as the fuel for power generation, since coal generation is approximately twice as carbon intensive as gas.

Consequently, a higher EUA price improves the economics of gas-fired generation in comparison to coal. CCC has developed a model of the European power sector which allows it to determine the price of EUAs that will cause a given level of abatement to take place, given assumptions on fuel prices, demand and power station availability. The analysis suggests that, over the period to 2007, a reduction in carbon dioxide emissions of 60 to 70 million tonnes of carbon dioxide equivalent per annum could be prompted by EUA prices in the average range of €5 to €10 per tonne of carbon dioxide equivalent. However, this estimate is sensitive to a number of variables, as illustrated in Table 4 below.

Table 4: Price fluctuations in the EU-ETS First Phase

Assumption	*Change in power sector carbon dioxide emissions**	*Price***
Base Case (60-70 million tonnes shortfall)	0	5-10
Relative gas/coal price***	20	10-15
Extreme decrease in hydro production	30	12-16
Summer heat wave	10	8-13

* Millions of tonnes of carbon dioxide equivalent

** Actual allowance price calculated in Euros as per 1 tonne of carbon dioxide equivalent per annum

*** Represents a 15 to 20 *per cent* increase in gas prices compared to the base case

CCC's estimated price range of €5 to €10 is based on long-run marginal costs for natural gas deliveries to northwestern Europe. There may be diversions from this price based on tightness in energy markets, short-time fluctuations that reflect price speculation, pressure on organisations to buy allowances, a currently illiquid market and a limited number of market players. These factors reflect the early stage in development of the carbon market.

To illustrate this, rising gas prices have contributed to the rise in the EUA price in 2005; Point Carbon reported that trading of EUAs reached a price of €17 per tonne on 4 April 2005. CCC also believes that the potential shortfall in the EU-ETS First Phase could exceed the estimated shortfall of 60 to 70 million tonnes per annum of carbon dioxide equivalent.

The alternative is to purchase CERs from CDM projects, if they offer a lower cost means of abatement. Indeed, the EU is likely to constitute the single most significant source of CER demand, since it will be the only region with an extant emissions reduction mandate. A report prepared for the World Bank estimated that 45 to 60 *per cent* of demand could originate from the EU-ETS by 2010.

6.6.2.5 *CER forward prices*

During the EU-ETS First Phase, the forward price of delivered CERs is expected to be lower than the price of EUAs because of the significant risks associated with their generation; Point Carbon in January 2005 reported that recent sales indicated a price difference of about 30 *per cent* between EUAs and CERs. These risks reflect the early stage of the CDM market and include an incomplete regulatory infrastructure and the current scarcity of CDM approved projects to assure investors. Therefore CCC considers that the EU-ETS price may effectively provide a cap on the price at which CERs may be sold into the European market during the EU-ETS First Phase.

However, were it not for these risks, the forward price of delivered CERs could be higher than the EUAs, since EUAs issued for the EU-ETS First Phase may not be used in the EU-ETS Second Phase, whereas CERs can be surrendered in other periods (banked). Therefore, if and when the risks associated with CER generation diminish, the price of CERs should rise relative to that of EUAs.

6.6.3 *2008 to 2012*

6.6.3.1 *EU15 shortfall 2008-2012*

This section analyses the potential DTT or shortfall in GHG reduction within the EU15 between 2008 and 2012, after reflecting additional measures to abate GHG emissions, and how this may be met through CERs, ERUs, AAUs and EUA emissions trading.

When the Kyoto Protocol Period commences in January 2008, the market for CERs will be radically altered:

- more countries and companies will have a financial interest in purchasing CERs;
- the demand for emissions reduction allowances from the EU will increase. The NAPs must be consistent with the European BSA. The Netherlands, Ireland, Spain and Italy are among the countries that already indicated that, in order to meet their targets, they will need to purchase CERs and ERUs; and
- owing to economic growth, the BAU scenarios are currently predicting higher emissions.

Nevertheless, since the EU-ETS and exchanges for trading will be well established by the time the Kyoto Protocol Period commences, it is expected that the EUAs will be a major determinant of price for CERs in the period between 2008 and 2012.

Table 5 shows an estimate for the DTT or shortfall for the EU15 in the Kyoto Protocol Period. The DTT shows the difference between likely emissions in 2010 (which acts as a proxy for the average of the Kyoto Protocol Period) under BAU, and the Kyoto Protocol target. Table 5 then shows how this DTT could be met through a combination of:

- future additional measures for domestic abatement;
- use of CERs, ERUs and AAUs (assuming application of the supplementarity principle); and
- emissions trading.

Table 5: EU15 GHG emissions 2008 to 2012

Description	*GHG emissions (in millions)**
BAU Emissions forecast 2008-2012	4,192
Kyoto Protocol target	3,889
Target abatement	303
Additional measures**	73
Target abatement post-additional measures	230
Met by:	
Maximum potential for CERs/ERUs/AAUs assuming supplementarity principle of 50 *per cent* of abatement***	151
Minimum shortfall for trading	79

* Measured in tonnes of carbon dioxide equivalent per annum

** CCC assumes that only 25 *per cent* of a potential 292 million tonnes of carbon dioxide equivalent per annum identified by the European Environment Agency will be delivered

*** CCC assumes that the supplementarity principle, if adhered to, would suggest a limit in the demand reductions available under the flexibility mechanisms to around 151 million tonnes of carbon dioxide equivalent per annum

Table 5 describes the EU15 rather than the EU25 (as in section 6.6.2) because the EU15 is estimated to face a shortfall in allowances, and the 10 Accession States are expected to hold a surplus of hot air.

6.6.3.2 *Impact of supplementarity principle and additional measures*

The EC has made it clear that allocations for the EU-ETS Second Phase in the Accession States must be set on the basis of projected BAU emissions (rather than compliance with Kyoto Protocol targets), so that the hot air cannot be taken into account when setting emissions caps. However, these countries will be able to sell spare AAUs in the market and thereby allow other countries, be they European or other Annex B Parties, to set less demanding emissions reduction targets for their own economies. However, under the supplementarity principle of the Kyoto Protocol, as explained in section 5.7.1, countries may be limited in the quantity of abatement that is purchased through the flexibility mechanisms, such as buying AAUs, CERs or ERUs.

The additional measures included in Table 5 that are being contemplated within the EU are expected to reduce GHG emissions. These include the implementation of EC Directives that were intended to promote:

- the switch to biofuels for transport;
- improved energy efficiency in dwellings, industry and commerce;
- greater penetration of renewable energy production; and
- improved labelling of products.

However, the progress with these Directives, which are not all yet in force in domestic law as at the date of this Report, has been slower than anticipated by the EC, and CCC considers it reasonable to assume only 25 *per cent* of the emissions reductions from these additional measures will be delivered.

CCC assumes that the supplementarity principle, if adhered to, would limit the demand for reductions available under the flexibility mechanisms to half of the available total on the assumption that half of the required abatement is required through domestic measures.

6.6.3.3 *EU-ETS shortfall sensitivity 2008-2012*

In total, after accounting for these adjustments, CCC has estimated that the net demand for abatement or shortfall in the EU-ETS Second Phase will be around 80 to 100 million tonnes of carbon dioxide equivalent per annum (the range reflects differing assumptions over the rigour of application of the supplementarity principle). Based on a CER price of €5.25, this represents approximately a shortfall in supply worth between €420 million and €525 million.

The price for EUAs is likely to be set by the combined supply curves for both flexibility mechanisms and the EU-ETS. The modelling of the EU15 power market suggests that abatement of this volume of tonnes of carbon dioxide equivalent would require EUA prices in the order of €10 to €15 per tonne of carbon dioxide equivalent. Indeed, were prices to reach €20 to €30 per tonne of carbon dioxide equivalent, it is unlikely that Member States would be able to withstand political pressure to compromise emission reductions targets, particularly without the inclusion of the USA in the trading scheme or taking equivalent commitments to reduce GHG emissions.

However, CCC believes that the achievement of even just 25 *per cent* of the additional measures target may be difficult, and possibly overtaken by emissions growth in the EU, particularly in Spain. As a consequence, if the abatement required under the EU-ETS exceeds 80 to 100 million tonnes of carbon dioxide equivalent per annum and this causes allowance prices to rise above €15 to €20 per tonne of carbon dioxide equivalent, the supplementarity principle may prove to be a soft ceiling on the purchase of foreign allowances. This could allow the demand for CERs and hot air allowances to rise above 50 *per cent* of abatement.

This forecast is sensitive to the same drivers as for the period under the EU-ETS First Phase, but the possible variations are greater because of the longer time period. Moreover, the picture will be complicated by the additional demand for emissions reductions from other Annex B Parties.

6.6.3.4 *Annex B shortfall 2008-2012*

This section considers the potential DTT or shortfall within Annex B Parties between 2008 and 2012 (excluding Russia, Ukraine and the Accession States) after reflecting additional measures to abate GHG emissions.

Table 6 describes the estimated shortfall for Annex B Parties in reaching their targets in the Kyoto Protocol Period. This illustrates that, after accounting for demand from Japan, Canada, Norway and New Zealand and implementation of additional domestic abatement measures, the total shortfall is more than double the shortfall for the EU15.

Table 6: DTTs of Annex B Parties (excluding Russia, Ukraine and EU Accession States)

Annex B	*BAU Emissions Forecast**	*Kyoto Target (2008-2012)**	*Additional Measures**	*DTT**
EU-15	4,192	3,889	73	230
Japan	1,317	1,116	24	177
Canada	770	572	16	182
Romania	242**	242	0**	0
Bulgaria	134	130	2	2
New Zealand	88	62	1	25
Norway	63	53	1	9
Switzerland	53	49	1	3
Iceland	5	4	1	0
Liechtenstein	0	0	0**	0
Total	6,864	6,117	119	628

* Represents millions of tonnes of carbon dioxide equivalent per annum

** No data available

The figures in Table 6 are based on data that has been sourced from national communications from Annex B Parties to the UNFCCC Secretariat, using 2002 data for baseline levels and 2003 data for BAU projections to 2010 (using the latest data where available).

The DTT reflects the shortfall that must be met through a combination of emissions trading and CDM and JI projects, after including domestic abatement of GHGs by countries using additional measures. Additional measures for Annex B Parties (excluding Russia, the Ukraine, the EU15 and the Accession States) are taken from national communications to the UNFCCC Secretariat in 2003 (where they are available). As with the EU15 additional measures, CCC's analysis assumes only 25 *per cent* are actually achievable.

CCC's estimated shortfall of 628 million tonnes of carbon dioxide equivalent per annum is comparable to recent market research that suggested a figure of 648 million tonnes of carbon dioxide equivalent per annum. Based on a CER price of €5.25, CCC's estimate represents approximately a shortfall in supply worth €3.3 billion.

6.6.3.5 *Growth in GHG emissions*

Recent market intelligence suggests that data from 2003 national communications for BAU projections significantly underestimate the actual DTT for Annex B Parties. For example, Canada's GHG emissions, as indicated in Table 6, are estimated to be 198 million tonnes of carbon dioxide equivalent per annum greater than the Kyoto Protocol target without additional measures. However, CCC understands from recent discussions with senior representatives of the Canadian government that this shortfall has grown significantly.

CCC also understands that Spain's emissions are growing significantly faster than projected in 2003. As a result, the estimated combined shortfall of approximately 630 million tonnes of carbon dioxide equivalent per annum for Annex B Parties is dependent on updated emissions forecasts and is likely to represent the lower end of a range of possible emissions reduction shortfalls.

Therefore, the estimated shortfall of approximately 630 million tonnes of carbon dioxide equivalent per annum may significantly increase to reflect higher GHG emissions from Annex B Parties in comparison to the levels of GHG emissions sourced from national communications from Annex B Parties.

In addition, CCC believes that macroeconomic factors such as relative fuel prices, economic growth, technological change and energy and emissions intensity (the ratio of energy and emissions growth per unit of Gross Domestic Product ("GDP")) will also be key in determining the variation in the shortfall until 2012.

6.6.3.6 *Meeting the Annex B shortfall 2008-2012*

This section considers potential measures for meeting the estimated shortfall or DTT within Annex B Parties between 2008 and 2012 (excluding Russia, Ukraine and the EU Accession States) after reflecting additional measures to abate GHG emissions.

Table 7 sets out the global balance for forecast GHG emissions and the Kyoto Protocol targets. It shows the abatement required after additional measures, an estimated range of theoretical hot air and estimated supply of CERs and ERUs in the Kyoto Protocol Period.

Table 7: Global GHG emissions for Annex B Parties (excluding Russia, Ukraine and EU Accession States) in the Kyoto Protocol Period

Description	*Emissions from 2008 to 2012**
BAU emissions	6,864
Kyoto Protocol target	6,117
Additional Measures**	119
Abatement required	628
Estimate for theoretical supply of hot air from Russia/Ukraine & EU Accession States	300-1,500
Low economic growth scenario	800-1,500
High economic growth scenario	300-800
Supply of CERs***	104-160
Supply of ERUs****	0-30

* Represents millions of tonnes of carbon dioxide equivalent per annum average

** As with the EU15, CCC's analysis assumes only 25 *per cent* of other Annex B additional measures are actually achievable (except for Russia, Ukraine and EU Accession States, for which CCC assumes zero percentage of additional measures)

*** Calculated as the annual equivalent of the estimated cumulative total CERs, as set out in section 6.3, assuming these CERs are only used in the Kyoto Protocol Period

**** Only reflects existing Track 2 JI projects in Russia and the Ukraine that are recorded in Point Carbon's database in March 2005, and does not include future unrecorded Track 2 projects or Track 1 JI projects

LULUCF projects, as described in section 5.4, constitute a net source or net sink (removals) of GHGs in different Annex B Parties. However, LULUCF projects are at such an early stage to prevent any reliable estimates of future emissions reductions being made and, consequently, CCC believes that carbon sink allowances will be unlikely to affect the price of allowances in general in the carbon market in the near term.

CCC believes that the demand for allowances from the EU15, Japan, Canada, Norway and New Zealand is unlikely to be satisfied by CERs and ERUs, before considering hot air. In addition, CCC believes that, based on current information, there will not be a sufficient supply of ERUs, in addition to CERs, to meet demand for allowances during the Kyoto Protocol Period before considering hot air, as the regulatory infrastructure has not been fully established.

Estimates for the quantity of hot air available vary between a wide range, primarily because of a lack of data from Russian and Ukrainian national communications regarding current and projected emissions growth. As a result, hot air estimates are provided for low and high economic growth scenarios, reflecting the fact that higher than expected economic growth in Russia and the Ukraine will substantially decrease the quantity of hot air available to acquiring Annex B Parties.

Theoretical hot air refers to the fact that, whilst the volume of AAUs held by Russia, Ukraine and Accession States is known, the volume of hot air available and how much of this might be sold is currently unclear.

CCC believes that hot air suppliers will be keen to ensure that the market does not become oversupplied with allowances, and will therefore restrict sales to maintain a stable allowance price. This is an important feature of the new market's dynamics, since it promises price stability absent in many other commodity markets that are often exposed to extreme variations in price. Indeed, there are further reasons to believe that a stable market may emerge and that AgCert is well positioned to benefit:

- there is opposition, amongst the Non-Governmental Organisation ("NGO") community and in government, to countries meeting their Kyoto Protocol commitments by purchasing hot air. Some countries, such as Canada, have indicated that they may restrict the purchase of hot air to achieve their Kyoto Protocol targets. Point Carbon reported that Canada announced in February 2005 that it will not acquire hot air from Russia to achieve its targets, that the country will invest almost certainly in CDM or JI projects and that Canada is looking to invest in the Ukraine as a potential host country for GHG emission reduction projects;
- other Annex B Parties have stated that they will only buy hot air if it has been greened. Such investments in JI or other projects will depend on the associated ERUs and AAUs being suitably priced;
- Russian and Ukrainian economic forecasts suggest a significant possible growth in GDP, implying a proportion of its hot air may be required to offset future GHG emissions growth resulting from economic expansion. CCC understands that Russia views its AAUs as an insurance policy to manage GHG emissions resulting from this future economic growth, and may want to carry forward a sufficient surplus of AAUs beyond 2012 to meet this growth;
- CCC also understands that Russia is considering implementation of an internal emissions trading scheme which could link to the EU-ETS, and that this scheme may dominate Russia's GHG emissions reduction strategy rather than state-to-state AAU trading;
- the main tools whereby Russia can trade its allowances are AAU and JI transactions. JI transactions are not eligible to start earning ERUs before 2008. Currently, Russia does not possess the necessary institutions for quantifying and verifying GHG emissions; and
- an analogy can be drawn with the Organisation of the Petroleum Exporting Countries ("OPEC"). OPEC possesses a sufficiently large market share of the global supply of oil such that it can manage supply and influence the market price of oil.

Russia is likely to sell AAUs when it has the infrastructure in place to enable a transfer, but CCC believes that the volume of available AAUs and therefore the release of hot air will be controlled and will be linked to internal emissions reduction strategies and the strong desire to encourage investment in Russia's energy infrastructure.

6.6.4 *Post 2012*

CCC believes that it is extremely difficult, at this stage, to predict the level of GHG emissions reductions for the post 2012 period. However, some countries have announced significant target reductions well into the future (for example, the UK has announced its intention to reduce carbon dioxide emissions by 60 *per cent* by 2050, and Germany announced its intention to reduce carbon dioxide emissions by 40 *per cent* of 1990 GHG levels beyond 2012, if the EU agrees to an average 30 *per cent* reduction). As mentioned in section 5.2.3, the European Council announced that it would seek to negotiate a 15 to 30 *per cent* reduction in GHG emissions for developed countries by 2020.

If the price of emissions allowances is weak, this will allow governments to set more stringent demands for emissions reductions. There is, therefore, effectively a floor mechanism in operation, which will act to maintain prices of allowances.

6.7 *Demand from the voluntary offset market*

A further source of potential demand for AgCert's CERs is the voluntary offset market. In this market, any organisation (including industrial GHG emitters, power companies and governments) or individuals can seek, on a voluntary basis, to offset the GHG emissions resulting from an emitting activity, such as transport, by purchasing CERs from AgCert.

AgCert recognises the scale of potential demand from this sector but, given the early stage of the market and the consequential lack of reliable information that quantifies its potential size, is not expecting significant actual demand for emissions reductions from the voluntary offset market in the near term.

6.8 *Secondary trading*

6.8.1 Overview

Demand for CERs will come from Annex B Parties to the Kyoto Protocol who will select the flexibility mechanisms to achieve their emissions reduction targets if they are more economic than domestic abatement. Trading of CERs will incorporate both the primary market (where an allowance is traded for the first time) and secondary trading (when the allowance is traded one or more times by organisations either with compliance targets or by financial traders); a higher volume of secondary trading should result in increased market liquidity.

Point Carbon estimated that the value of the global market for trading GHG emissions allowances could vary significantly depending on the volume of secondary trading and could range between:

- €4.6 billion of allowances traded in 2010 under a "compliance scenario". Key assumptions include:
    - o countries and organisations with emissions reduction targets comply with these targets; but that
    - o there is minimal secondary trading beyond what is needed for compliance;
- €34 billion of allowances traded in 2010 under a "reference scenario", which would represented some 4.5 billion tonnes of carbon dioxide equivalent emissions being traded. Key assumptions include:
    - o the EU-ETS will drive the global carbon market; and
    - o the turnover (volume of trading) will follow approximately the turnover of the sulphur dioxide emissions trading scheme established in the USA; and
- €200 billion of allowances traded in 2010 under a "high scenario". Key assumptions include:
    - o the carbon market becomes a fully global and liquid market;
    - o unusual weather conditions spur trading and maintain high prices;
    - o faster implementation of CDM and JI projects to meet higher demand; and
    - o turnover is similar to observed levels in the Nordic market.

6.8.2 *Organisations acquiring CERs*

Within the EU-ETS, companies as well as governments have already begun purchasing forward to meet their EU-ETS Second Phase compliance requirements, in addition to meeting the EU-ETS First Phase compliance targets for the affected EU industries. Such purchases have been concluded through Emission Reduction Purchase Agreements ("ERPAs"). Between 1998 and 2004 transactions with a cumulative total of approximately 152 million tonnes have been signed for delivery up to 2012 for compliance with Kyoto Protocol targets. These were concluded prior to the ratification of the Protocol by Russia and its entering into legal force on 16 February 2005.

Those organisations that have concluded ERPAs include:

- the private sector in Japan;
- Governments in Europe (in particular the Netherlands); and
- the World Bank Prototype Carbon Fund (as reported by Point Carbon).

In anticipation of, and subsequent to, the ratification of the Kyoto Protocol, numerous other organisations have appeared with interests in acquiring GHG emissions reductions which are expected to become CERs or ERUs. These include:

- Governments in Spain, Italy, Austria and Denmark;
- European corporates – both with specific compliance requirements in the EU-ETS First Phase and EU-ETS Second Phase and as financial investors, and as companies selling products and services to installations with compliance needs;
- multilateral buyers (including the European Bank for Reconstruction and Development); and
- privately managed buying funds for private sector clients.

Those organisations that do not have a direct compliance need to buy CERs or ERUs, or who are intermediaries above and beyond their compliance requirements, may enter the emissions trading market for a variety of reasons:

- there are risks in developing CDM or JI projects and uncertainties in the generation of emissions reductions from these projects and conversion into CERs and ERUs. To the extent that different buyers have different assessments of, and ability to bear, these risks, they will engage in speculative buying;
- there will be a role for aggregators of supply and demand who are able to source disaggregated supply from small or remote projects and/or bundle small-scale demand;
- currently it is unclear what the market structure for reducing GHG emissions will be after the Kyoto Protocol Period. There will be investors who are willing to put a price on this risk but who also do not have a compliance requirement, and therefore will ultimately sell them onwards;
- to the extent the price of carbon becomes volatile, it will attract financial investors seeking to profit from real or perceived mis-pricing; and
- potentially, and to the extent a global price or prices of carbon become widely accepted, it may come to form part of a basket of indices of the energy market or general economic activity.

7. Customers

This section describes the nature and identity of AgCert's customers, its position in the market and describes how risks related to the production and movement of CERs within the regulatory framework are allocated between AgCert and its customers in ERPAs.

7.1 *AgCert in the CER market*

AgCert's main objective currently is to generate a pool of cost-effective CERs for sale to:

- organisations that want to purchase these CERs to achieve emissions reduction targets under the EU-ETS First Phase; or
- organisations that want to store CERs for achieving potentially more onerous targets in the EU-ETS Second Phase; or
- financial investors seeking to buy CERs today on the expectation that CER prices will rise as more onerous emission reductions targets are set.

7.2 *Customers*

7.2.1 *Marketing*

AgCert is intending to supply CERs to the following organisations:

- industrial GHG emitters seeking to comply with GHG emissions reduction targets, such as those with obligations under the EU-ETS;
- traders and arbitrageurs, such as hedge funds, of financial products;
- organisations with both compliance and trading objectives;

- country funds (set up by governments to achieve emissions reduction targets directly, rather than passing compliance to industry sectors and companies); and
- voluntary demand from organisations and retail consumers, whereby purchasers can offset their GHG emissions by voluntarily purchasing allowances from emissions reduction projects.

AgCert has employed two companies as sales agents, one in Europe and one in Japan, in order to leverage their strong contact databases.

7.2.2 *Contracts*

AgCert has secured contracts with several customers.

As at 31 May 2005, AgCert had announced that it had signed forward ERPAs with 3 major organisations to supply several million CERs.

AgCert announced the first of these ERPAs with N.V. Nuon Energy Trade and Wholesale ("Nuon") in November 2004. The Nuon group includes independent power generators and distributors and is based in the Netherlands. It supplies electricity, gas and heating to 2.7 million customers mainly in Germany, Belgium and the Netherlands; the group has 10,000 employees and generated €5.1 billion turnover in 2003.

AgCert announced the second of these ERPAs with EDF Trading in April 2005 for delivering CERs over a two year period that will start in 2006. EDF Trading is a wholly owned subsidiary of EDF and is active in trading power, gas, coal, oil and renewable power throughout Europe and has opened an office in Sydney in 2004 to cover its Asian coal business.

AgCert announced the third of these ERPAs with BHP Billiton in April 2005 for delivering CERs during the EU-ETS First Phase and EU-ETS Second Phase. BHP Billiton is a global natural resources business with some 35,000 employees working in more than 100 operations in approximately 20 countries and generated turnover of approximately US$25 billion in 2004. The company occupies leader or near leader positions in the aluminium, coal, copper, ferro-alloys, iron ore and titanium mineral commodity markets, and has substantial interests in oil, gas, liquefied natural gas, nickel, diamond and silver markets.

In addition, based on conversations with AgCert's management, CCC understands that AgCert as at 31 May 2005:

- was in advanced negotiation for ERPAs with another 3 organisations; and
- was at earlier stages of negotiation with a further 3 organisations.

7.2.3 *Key contractual terms*

AgCert is obliged, under the terms of these forward ERPAs, to deliver contracted volumes of CERs to customers by scheduled dates at prices fixed in the ERPAs. The terms within each ERPA vary, but key themes pertaining to some or all of the ERPAs in relation to AgCert's delivery of the CERs include:

- legal and beneficial title to the CERs passing to the customer upon payment;
- meeting certain conditions precedent as stated in the ERPAs, which relate to AgCert's projects achieving a prescribed operational status;
- AgCert establishing an account in a national registry, or, if this is not possible, in the CDM registry. The customer shall establish a buyer's account in a national registry; if that national registry is not operational or unable to receive CERs, the customer shall open a buyer's account in the CDM registry;
- if AgCert is unable to deliver the contracted volume of CERs to the customers, and this failure is due to the fault of the Group, AgCert will be obliged to pay financial compensation to the customer for the shortfall; and

- AgCert will not have breached its delivery obligations if the failure to deliver CERs results from a transfer system failure relating to the CDM regulatory infrastructure. A transfer system failure includes the CDM registry not yet existing or being operational or the national registry, where the buyer is opening an account, not being capable of receiving CERs. Under a transfer system failure, the delivery date will be postponed until resolution of the failure and availability of a suitable buyer's account.

8. Technology

This section describes AgCert's operational technology that is installed on farms for capturing GHGs such as methane and the potential for generating renewable power.

The section also outlines the intellectual property and the data management system for recording the data from the farms and calculating the emissions reductions.

8.1 *Process*

The projects that AgCert is planning and undertaking within Mexico and Brazil are structured as CDM projects, and therefore have to comply with the regulatory requirements of the CDM process, as set out in section 5.3.3. CCC's review of the process is based on discussions with AgCert's management and other officers, a visit to some of AgCert's projects in Brazil and signed validation and draft initial verification reports produced by TÜV and DNV respectively.

AgCert first collates relevant information from the livestock farm owner, such as animal head count and effluent treating practices. AgCert then agrees a contract with the farm owner and performs a pre-construction site assessment to check this information and the suitability of the site for installing the selected incremental GHG emissions reduction technology; this data is then gathered and checked on AgCert's data management system. For projects in Brazil and Mexico where AgCert has installed or will install a Biodigester, AgCert employs local companies that AgCert considers as suitably competent to excavate the digestion cell and the secondary storage lagoon, which is used for storing the effluent (which can be used as manure) after it has flowed through the Biodigester.

AgCert also employs approved local companies for manufacturing and installing other equipment, such as the specialist Biodigester cell lining, vinyl covers, piping, flaring and generator units with appropriate electrics. After the Biodigester site is constructed and has commenced operations, AgCert will perform a post-construction assessment, and then periodic Operations and Maintenance ("O&M") checks to ensure the equipment is working properly. Once construction of the Biodigester cell is completed, effluent is piped into the digester cell from the animal containment facilities.

8.2 *Animal Waste Management Systems*

8.2.1 *Design overview*

For each farm with whom AgCert has an agreement to incrementally reduce GHG emissions, AgCert selects the most appropriate AWMS from several standardised designs that are set out in AM0016 for establishing the project baseline and delivering incremental reductions of GHG emissions. Selection of the appropriate AWMS design for each project will reflect the different circumstances of each farm. As at the date of this Report, AgCert has selected anaerobic lagoons (an open anaerobic manure lagoon vents methane into the atmosphere unchecked) for establishing the baseline and anaerobic Biodigesters as the most appropriate technology for incrementally reducing GHG emissions on projects in Brazil and Mexico. Currently, AgCert uses 3 types of ambient temperature anaerobic Biodigesters, depending on the location and size of the livestock farm.

8.2.2 *Brazil (north of Sao Paulo)*

On Brazilian farms north of Sao Paulo, where ambient temperatures are higher, the anaerobic Biodigester model that AgCert installs is a simple unheated design with lined earth chambers. This simple design contains few moving parts, uses the properties of the surrounding earth to maintain a steady temperature for the anaerobic digestion process and is lined to prevent leakage into the surrounding environment, especially groundwater and surface water.

The cell is covered with a synthetic multi-layer membrane that is treated to prevent ultra-violet degradation, which inflates as the pressure from methane emitted by the effluent grows inside. The Biodigester cell lining and cover are sealed together and the cells have been designed to enable emptying of solid effluent residue without breaking the seal.

The effluent flows from the livestock containment facilities into the deep end of the cell; the ongoing pressure pushes the effluent towards the other end of the cell. The effluent needs to have a hydraulic retention time of at least 20 days; this is the minimum time that the effluent spends inside the Biodigester to ensure that methane is emitted through anaerobic digestion, before the effluent emerges and is passed into a secondary lagoon to be used as manure. Virtually all of the biological processes associated with the decomposition of volatile organic solids into methane occur in the Biodigester cell. The processed manure can be used as fertiliser.

8.2.3 *Brazil (south of Sao Paulo)*

On Brazilian farms south of Sao Paulo, the dynamics of the Biodigester cell reflect a cooler ambient temperature (which affects the efficiency of the anaerobic digestion process), rockier soil and a higher water table. Consequentially, the cells possess a more shallow design, containing ramps to slow the flow of effluent sufficiently to generate the required hydraulic retention time.

8.2.4 *Mexico*

On larger farms, such as in Mexico, AgCert employs a floating membrane cover over the cell to capture the methane. This construction is designed to avoid the problems of a large inflatable cover, based on the Brazilian Biodigester model, being exposed to damage from high winds. The floating cover membrane is manufactured using High Density Polyethylene ("HDPE"), which is a tougher material than the vinyl used in the Brazilian Biodigesters, in order to minimise potential damage, such as from passing livestock.

8.2.5 *Methane*

For projects using any of the 3 above designs, the methane captured from the Biodigester cells is piped to either a combustion chamber, where the methane is flared and generates carbon dioxide, or powers an onsite biogas generator to produce heat and electricity. AgCert's process relies on gravity and gas pressure to process the effluent and methane respectively through the Biodigester. AgCert has indicated that, sometimes, the landscape does not enable a gravity flow system and pumps have to be installed. The system flares the methane once the gas pressure in the Biodigester reaches a certain level. If the farm employs a biogas generator, the gas pressure may not reach this level to require flaring.

8.2.6 *Design standards*

AgCert has informed CCC that the Biodigester designs that AgCert uses are well known, proven designs that have been installed in numerous settings and various climatic conditions. AgCert monitors digester performance via regular quality control measurements (including gas output measurements which are compared to calculated performance). As well, the Group is developing plans to monitor long-term Biodigester health issues via a range of periodic chemical measurements. The hydraulic retention time for each project is also adjusted to reflect local climatic conditions; as part of the O&M work, AgCert is working with Biodigester experts and local authorities on establishing periodic measurements to verify that the Biodigester is working as planned. AgCert also indicated that it is over-specifying the size of the required Biodigester by 20 to 30 *per cent*; the enlarged size implies a longer hydraulic retention time to ensure the methane is captured.

AgCert uses the periodic O&M inspections by AgCert personnel and the more frequent inspections by farm workers to check for leakage of methane or effluent.

8.3 *Power generation*

AM0016 permits AgCert to flare methane generated by the Biodigesters or to power biogas generators on the farms to generate electricity or thermal energy. However, under AM0016, AgCert is not allowed to claim GHG emissions reductions for displacing or avoiding energy from other sources, except to the extent that AgCert can offset any electricity leakage resulting from its GHG emissions reduction projects against power generated by a biogas generator on the project. Electricity leakage refers to electricity that is used by AgCert's equipment for generating GHG emissions reductions, such as fans or pumps; this is an energy cost and therefore deducted from the GHG emissions reductions achieved by AgCert's process. AgCert's ability under AM0016 to offset any power generated by the biogas generators, powered by methane from the Biodigester, against electricity leakage improves cashflow by reducing the quantum of deductions from revenues generated by reducing GHG emissions.

AgCert's approved methodology, AM0016, is applicable to AWMS project activities for mitigating GHGs if the captured methane is flared or used to produce energy, so from AgCert's perspective, funding the installation of the flare is sufficient to generate CERs. AgCert's officers reported that the capital expenditure allocated to a Biodigester project only incorporates installation of a flare. AgCert offers the farm owners the opportunity to install other combustion devices as an alternative to, or in addition to, flaring on each project. AgCert is currently exploring potential biogas generator models and also financial packages that could enable farm owners to purchase an approved biogas generator from AgCert.

However, AgCert's ability to exploit benefits resulting from renewable power generation is contingent on the following:

- gaining a thorough understanding of the additional capital expenditure requirements and international, national and local policies and regulations that govern renewable energy generation in each region where AgCert is operating or plans to operate;
- securing adjustments, if and as required, to AgCert's approved methodology with the UNEB to enable AgCert to recognise the full value of GHG emissions reduction allowances from displacing thermal or other fuel sources for generating power and electricity; and
- the proportion of renewable energy in the host country's energy mix and the degree that renewable energy from AgCert's projects would displace fossil fuels used in generating electricity on the national grid.

Therefore, whilst recognising this as a potential opportunity, AgCert has made the strategic decision to focus in the near-term on its core business of quantifying, verifying and monetising incremental GHG emissions reductions from introducing improved AWMSs on intensive livestock farms. AgCert intends to investigate and analyse the political, regulatory and financial aspects of earning revenues from displacing fossil fuel or other energy sources with renewable energy, before deciding whether to expand into this potential growth area.

8.4 *Intellectual property*

AgCert has filed three patent applications for the following business methods and systems:

- the system and method of creating, aggregating and transferring environmental emissions reductions;
- the system and method for tracking environmental emissions reductions; and
- the integrated emission reduction data management system and method.

AgCert has also registered the following trademarks ("TM"s):

- AgCert™; this covers AgCert's brand name in the market;
- EnviroCert™: this covers AgCert's data management system; and
- CarbonCert™: AgCert is reserving this trademark for future applications.

This Report does not evaluate the legal validity and robustness of these patents and trademarks.

8.5 *Data management system*

CCC's understanding of the data management system is based on discussions with AgCert's management and officers. CCC has not performed an audit of AgCert's data management system. CCC has relied on the signed validation report produced by TÜV and the draft initial verification report produced by DNV for the Granja Becker project in relation to those aspects of these reports that relate to the electronic data management system.

The scope of TÜV's signed validation report was to provide an independent and objective review of the PDD, the project's baseline study and monitoring plan and other relevant documents. The scope of DNV's draft initial verification report was to verify that the project was implemented as planned; that its monitoring system was in place and functional and to assure that the project will generate verifiable emission reductions in the future. This included evaluating implementation of the monitoring plan, verifying internal and external data sources and assessing the management and operational system, including Quality Control and Quality Assurance ("QC/QA") procedures.

DNV's draft initial verification report focused on the process and system for the project at the Granja Becker farm, and in March 2005 DNV reported that it had not verified the actual emissions reductions achieved by the project.

AgCert operates an integrated data management system which the Group is upgrading on an ongoing basis. AgCert develops and operates custom internal software systems under the EnviroCert™ trademark. These tools utilise enterprise development components using best-of-breed technologies; this refers to the use by AgCert of professional grade software that is hosted on large scale platforms that can store extensive volumes of data and can cater for hundreds of simultaneous users, whilst still performing optimally. The data management system allows AgCert to capture and utilise data provided by the farms. The main stages of EnviroCert™ are:

- collection of data from each farm owner, including legal status and ownership structure, confinement practices, animal numbers and effluent handling procedures. AgCert uses this data to draw up a contract between the farm owner and AgCert;
- pre-construction assessment of the site by local AgCert personnel in order to verify the data sent by the farm owner and evaluate the suitability of the site. This inspection will include recording animal welfare practices and disease prevention protocols, the location of the farm and digital photographs;
- installation and operation of a project management system for monitoring and tracking progress on projects;
- recording of post construction site assessments;
- recording of periodic O&M checks by local AgCert personnel, to avoid any problems affecting the operation and efficiency of the Biodigesters;
- quantification of the project baseline emissions and actual emissions, using algorithm formulae; and
- tracking the status of emissions reductions that have been generated by AgCert, that are awaiting verification and have been sold to clients.

In the initial verification statement on page 8 of the draft initial verification report, DNV stated that:

- "The site visit at Granja Becker confirmed that project monitoring and reporting are carried out consistently and in line with established procedures. Procedures for transferring and processing data with the electronic data management system are documented, including procedures for quality control. The site visit at AgCert's office confirmed that these procedures are implemented and that data is processed according to these procedures".

AgCert employs a specific QC/QA team, which has established procedures for verifying the accuracy of data collected from the farms and the processing of the data at key stages in the EnviroCert™ system. DNV recorded the following comments on page 6 of the initial draft verification report for the Granja Becker project.

"Data collection, processing and reporting undergoes several quality controls and internal reviews:

- the farm manager checks swine population data and once a week a secretary and one assistant verify reported numbers of animals;
- a (local) AgCert employee visits the farm at least once a month to check the completeness of data;
- data transferred to AgCert's office in Melbourne is checked by the [person] responsible for the data collection;
- data imported into the electronic data management system is checked by AgCert's quality teams;
- electronic data management system is designed to detect reporting abnormalities and creates automatic error messages; and
- monitoring reports, including the calculation of emission reductions, are reviewed by the quality team."

AgCert is seeking accreditation of its operating and maintenance procedures by the International Standards Organisation ("ISO") under the ISO 9000 and ISO 14000 programmes. ISO 9000 certification focuses on quality management and, if AgCert's system is accredited, would imply that AgCert's system meets customer and regulatory requirements and is continually improving customer satisfaction. ISO 14000 certification focuses on environmental management and, if AgCert's system is accredited, would imply that AgCert's system minimises harmful effects on the environment from its activities and continually improves its environmental performance.

9. Projects

This section outlines the agreements between AgCert and farm owners and the operational status of projects already undertaken by AgCert in Brazil and Mexico using AgCert's approved methodology. The section also analyses the regulatory status of these projects and outlines the contractual arrangements between AgCert and the farm owners. The section completes by discussing the use of local contractors, further operational details of the first projects in Brazil and Mexico and an overview of the status of agreements between AgCert and farm owners in Canada and the USA.

9.1 *Overview*

AgCert has commenced construction on projects in Brazil and Mexico, with construction of some projects in Brazil completed, as indicated in Table 8. Brazil and Mexico are the focus of AgCert's business plan.

This is based on discussions with AgCert management and other officers and a schedule provided by AgCert's management that summarised the operational status of AgCert's projects at 27 May 2005.

CCC visited various projects undertaken by AgCert in Brazil to verify the existence of these projects, but has not visited all the existing and prospective sites where AgCert has reached an agreement with the farm owner and started construction of a project.

Table 8: Operational status of AgCert's projects (as of 27 May 2005)

	Projects on farms		
Country	*Completed*	*Under construction*	*Total*
Brazil	30	164	194
Mexico	1	99	100
Total	31	263	294

AgCert also informed CCC that the Group had:

- agreements with farms in Canada, representing approximately 350 farms; and
- agreements with farms in the USA, representing approximately 1,250 farms.

This information is also based on discussion with AgCert's management.

AgCert has entered into agreements with farm owners in the USA and Canada and these agreements give AgCert an option to commence operations. AgCert has collected data from farms in the USA and Canada to analyse the potential for aggregation; AgCert's management is assuming that it can leverage AM0016 for constructing and operating AWMSs for incrementally reducing GHG emissions and will not have to invest in new technology.

Canada has ratified the Kyoto Protocol and the USA has not ratified the Kyoto Protocol. AgCert's management indicated in February 2005 that the Group's operations were less advanced in Canada because of uncertainty over when the project baseline will be set. Establishing the date of the baseline confirms the point against which subsequent practice changes for treating animal waste, which generate incremental GHG emissions reductions by introducing more advanced AWMSs, are compared.

AgCert measures all intensive swine farms, with which AgCert has agreements, against a standardised index of a farm containing 1,000 farrow-to-finish sows. Farrow-to-finish describes the range of swine from sows producing litters (farrowing) to adult swine for pork production. Therefore, these farms are classified as 1,000 Sow Equivalent Farms ("SEFs"). For example, a farm with 2,500 farrow-to-finish sows is classified as a 2,500 SEF. Brazilian swine and other intensive livestock farms tend to be smaller than Mexican farms. AgCert classifies its projects as Project Starts ("Project Starts"). A Project Start refers to a farm where AgCert has secured an agreement with the farm owner and is at some stage in constructing the AWMS for generating incremental GHG emissions reductions by introducing practice changes.

AgCert will take approximately 10 weeks to construct a standardised 1,000 SEF in Brazil, assuming no impediments. This covers the time from performing a soil test to all the Biodigester cells being covered and the methane being flared or combusted in a biogas generator as appropriate. A Biodigester project on a smaller farm could take around 6 weeks to construct.

AgCert is pursuing parallel processes for submitting PDDs for new projects under both Prompt Start and the standard regime for CDM projects. AgCert's officers reported that, as at 15 April 2005, 409 Brazilian and 37 Mexican projects undertaken by AgCert qualify for Prompt Start.

9.2 *Regulatory status*

9.2.1 *Strategy*

Section 5.3.3 describes the CDM and stages in the CDM process for generating CERs. AgCert has developed a PDD for 1 initial farm in Brazil and 1 in Mexico in order to familiarise itself with the process and the DOEs and DNAs about AgCert's methodology. Subsequently, AgCert intends to submit bundled PDDs, with multiple farms included in each submission. CCC understands from its conversations with external parties that, whilst there are no explicit rules that either confirm or negate the ability of CDM project developers to bundle projects within a PDD, there was no indication as at the date of this Report that AgCert would not be able to bundle projects within PDDs.

9.2.2 *Accreditation status of DOEs*

TÜV has produced a signed validation report and DNV has produced a draft initial verification report on the Granja Becker project in Brazil. The UNEB has classified AM0016 under two sectors: sector 13, which covers waste handling and disposal methodologies, and sector 15, which covers agricultural methodologies. The UNEB clarified in the minutes of its 18th meeting that a DOE, in order to perform its functions for validation and registration of a project, has to be accredited for all sectoral scopes relevant for that project.

As at 21 April 2005, the UNEB website indicated that DNV has been accredited for validation under sector 13 but not sector 15. Following the publication of the minutes of the 18th meeting of the UNEB, TÜV has been accredited for validation under sectors 13 and 15. As at 21 April 2005, no DOE had been accredited for verification and certification under any sectoral scope. As mentioned in section 8.5, DNV reported in March 2005 that it had not verified the actual emissions reductions achieved by the Granja Becker project.

9.2.3 *Overview of regulatory status of projects in Brazil*

AgCert produced a schedule on 14 March 2005 that described:

- how many PDDs AgCert plans to produce;
- how many farms each PDD will cover;
- when the PDD will be submitted to the DOE;
- when the DOE will perform the site visits as part of the validation process; and
- when the revised PDD will be submitted for registration by the UNEB.

In Brazil, as at 14 March 2005, AgCert expected to:

- prepare, submit to the DOE and hold stakeholder meetings for 7 PDDs that cover 97 projects in total by the end of April 2005;
- arrange the validation site visits for these 7 PDDs by the end of May 2005; and
- edit the PDDs, submit the PDDs for public review and submit the PDDs for registration by the end of July 2005.

9.2.4 *Granja Becker project in Brazil*

AgCert's first project, for which the Group produced a PDD, is on the Granja Becker farm. The 48.7 hectare swine farm, which is situated in the state of Minas Gerais in southeast Brazil and holds 544 sows, is located near the town Patos de Minas and has been in operation for 17 years combining a farrow-to-finish pork production CAFO with a coffee farm. AgCert replaced the existing open air anaerobic lagoon system with 3 identical ambient temperature anaerobic Biodigester cells based on the technology mentioned in section 8.2. Captured methane could be flared or used to power an on-site biogas generator.

The starting date of the project was 10 September 2003, and the ten year CER crediting period started on 1 July 2004.

AgCert is operating this first project through its Canadian operations and therefore requires a LoA from the Canadian DNA; for all future projects, AgCert is operating through its operations in Ireland and a LoA is required from the DNA in Ireland. AgCert presented a resolution for obtaining a LoA to the Brazilian DNA on 14 February 2005. AgCert's officers reported that the Canadian DNA had been fully supportive of the Granja Becker project and was formalising its process for issuing LoAs.

TÜV has produced a signed validation report on the Granja Becker project. The purpose of the validation was to have an independent third party assess the design, baseline and monitoring plan of the project and its compliance with the UNFCCC and relevant host country criteria. Unlike other countries, Brazil requires a validation report to be produced first before issuing a LoA. TÜV was accredited for validation in sectors 13 and 15 following the publication of the minutes of the 18th meeting of the UNEB in March 2005. TÜV observed on page 1 of the report that:

"the submitted project documentation is in line with all requirements set by the Kyoto Protocol, the Marrakech Accords and relevant guidance by the CDM Executive Board",

and in the conclusion of the report on page 17:

"the project does meet all relevant UNFCCC requirements for the CDM and all relevant host country criteria. The project will hence be recommended by TÜV SÜD for registration with the UNFCCC . . . by avoiding GHG emissions from open air lagoons, the project results in

reductions of GHG emissions that are real, measurable and give long-term benefits to the mitigation of climate change . . . given that the project is implemented as designed, the project is likely to achieve the estimated amount of emission reductions . . . we can confirm that the indicated amounts of emission reductions of annually 5.086 tonnes CO_2e [five thousand and eighty six tonnes annually of carbon dioxide equivalent] over a crediting period of ten years represents a conservative estimation using the assumptions given by the project documents".

The conclusion also stated that the host country, Brazil, had not demonstrated so far that the project assists the country in achieving its sustainable development goals. AgCert's officers indicated that this would be confirmed in the LoA when it is issued by the Brazilian DNA, in a similar manner to the LoA that AgCert has received from the Mexican DNA which is described in section 9.2.6.

The minutes of the meeting between AgCert and local stakeholders, which is required by the CDM process (as explained in section 5.3.3), revealed support for the project at Granja Becker. This was supported by third party observation of AgCert stakeholder meetings.

The Granja Becker project has also had a draft initial verification performed by DNV. DNV concluded in its summary of the report that:

"it is DNV's opinion that the project is implemented as planned, that its monitoring and reporting system is in place and fully functional and that the project will generate verifiable emission reductions in the future".

The report did not identify any Corrective Action Requests ("CARs"). A CAR includes a clear deviation from project documentation or a risk that the project will not generate CERs. The report identified 7 Forward Action Requests ("FARs") in an earlier draft report, but noted in the revised draft that responses provided by AgCert sufficiently addressed the first 4 FARs. A FAR relates more to long-term planning and focuses on identifying and resolving issues for subsequent verification of the project's GHG emissions reductions, rather than issues that will hinder completion of the initial verification report. AgCert is in the process of resolving these 3 FARs as at the date of this Report. These relate to documentation by DNV of long-term planning and include:

- submission by AgCert of an example of a monitoring report to DNV;
- request for external access by DNV to records stored in AgCert's electronic data management system; and
- internal and external audits of the data management system once its process of internal development has completed, the results of which should be documented and submitted to DNV prior to verification and certification of emissions reductions.

The report also observed that the flare has been in operation since June 2004, that the flare design ensures that no gas can be sent through the flare without the flare being ignited, that the flare is checked and maintained every 3 months by the flare supplier and that no gas leaks were observed during the on-site inspection.

9.2.5 *Overview of regulatory status of projects in Mexico*

In Mexico, based on the schedule prepared by AgCert as at 14 March 2005, AgCert expected to:

- prepare, submit to the DOE and hold stakeholder meetings for 5 PDDs that cover 47 projects in total by the end of April 2005;
- arrange the validation site visits for these 5 PDDs by the end of April 2005; and
- edit the PDDs, submit the PDDs for public review and submit the PDDs for registration by the end of June 2005.

9.2.6 *Guanajuato and Querétaro project in Mexico*

In Mexico, the regulatory regime differs from that in Brazil as mentioned in section 9.2.4. AgCert has submitted a draft PDD to the Mexican DNA that covers 9 sites in Salamanca, Dolores Hidalgo, Celaya and Vilagran in the state of Guanajuato and in El Marques in the state of Querétaro in central Mexico, and are about 290 kilometres north west of Mexico City, the capital of Mexico. The sites are owned by Productores Agropecuarios del Bajío and Grupo Soles, which own pork production operations. The total project, including existing and proposed new barns for housing sows, will contain 19,200 sows.

AgCert expects, under the terms of the PDD, to reduce GHG emissions by 1.8 million tonnes of carbon dioxide equivalent in total. AgCert was presented with the LoA from the Mexican DNA on 16 February 2005 by Presidente Vicente Fox Quesada. The LoA stated that:

- "under the terms proposed, the implementation of the Project will contribute to México's sustainable development, and that
- the parties involved in the Project do so voluntarily."

As mentioned in section 9.2.4, for all of AgCert's projects other than the Granja Becker project, a LoA will be required from the Irish DNA. As at 21 April 2005, the UNFCCC website did not indicate that Ireland had established a DNA; AgCert's officers did report that Ireland is establishing its DNA and that AgCert is discussing this first Mexican project and the roll-out of subsequent projects with the Irish authorities.

AgCert plans to submit PDDs for Biodigesters at subsequent farms in bundles in order to speed up the regulatory approval process. However, AgCert historically had been prevented from submitting further PDDs until TÜV, which is responsible for validating AgCert's projects, was accredited for validation by the UNEB.

The accreditation of TÜV for validation as discussed in section 9.2.2, and therefore the ability to start submitting the next round of bundled PDDs, was especially important for farms where AgCert sought to gain early crediting under Prompt Start. Submission of bundles of farms in one PDD is contingent on the farms in question being comparable in terms of location and operation. Such bundling is also contingent on the methodology applied in the PDD being consistent with the PDD for the first individual farm; AgCert reported that this was required by the DNA and DOEs.

9.2.7 *Deliverability*

AgCert's ability to achieve the regulatory timescale set out in sections 9.2.3 and 9.2.5 is analysed in section 10.2.

9.3 *Contracts with farm owners*

9.3.1 *Overview*

AgCert has developed standardised contracts with farm owners (which differ between countries where AgCert operates) for generating incremental GHG emissions reductions from introducing improved AWMSs for CDM projects. AgCert's contract is with the owner of the animal effluent. Some of the farms are independently owned; other farms have contractual relationships with large food production and meat processing companies.

The analysis performed by CCC is based on AgCert's standardised contract for Brazilian CDM projects; CCC has not reviewed individual contracts between AgCert and farm owners in Brazil, nor individual agreements between AgCert and farm owners in Mexico.

Under the terms of the Brazilian standardised contract, AgCert is the sole and exclusive owner of all environmental benefits derived from the data that AgCert collates from the farm during the length of the contract. Environmental benefits refer to all benefits associated with the avoidance, mitigation or sequestration of GHGs, including, but not limited to, GHG emissions reduction allowances and ancillary uses for the biogas (which refers to the methane captured by AgCert's process) that is generated. Under these contractual terms, AgCert has rights over further

projects that they may work on, that could earn renewable energy or clean water allowances if and when these are developed. The electricity produced by a biogas generator on the farm will belong to the farm owner.

The Brazilian standardised contract agreed between the farm owner and AgCert includes an option for renewal. This enables AgCert, under the wide definition of environmental benefits in the contract, to capture the environmental benefits from other agricultural projects on the farm. This in turn prevents competitors from establishing a relationship with the farm owner.

Under the terms of the standardised contract agreed with farm owners in Brazil, AgCert shares the revenue from selling CERs with the farm owners by paying a percentage of the sale proceeds to the farm owner. AgCert's management reported that most farmers recognise the potential for environmental co-benefits and any increase in the farm's value and use of the methane as a free fuel source from installing Biodigesters. Farm owners view receipt of additional revenues (as a share of AgCert's sales of CERs) as a secondary benefit. This was consistent with CCC's discussion with one farm owner in Brazil, who selected AgCert to build a Biodigester on his farm because AgCert offered a solution for improving the farm's environmental record and improving the quality of manure for irrigating crops.

As at the date of this Report, CCC understands that AgCert is producing a new standardised contract for Brazilian CDM projects to be agreed with farm owners. This is being produced in two different forms: both as amendments to the old contract and as a completely new contract, the latter to reflect a lower proportion of revenue being payable to farm owners because AgCert is funding the capital expenditure for constructing its projects.

As mentioned in section 9.2.4, AgCert is operating the Granja Becker project through its Canadian operations, but will operate other projects through its Irish operations. AgCert's management reported that AgCert is in the process of reassigning its contracts with Brazilian farm owners from its Canadian operations to its Irish operations.

9.3.2 *Contract length*

Under the CDM process, CDM developers have the choice to either:

- enter into a 7 year contract with their suppliers (in AgCert's case, the farm owners), which may be renewed at most two times. A crediting period can only be renewed if a DOE confirms to the DNA that the original project baseline is still valid, or has been updated to take into account new data where applicable; or
- enter a contract for a maximum length of 10 years with no option for renewal.

AgCert's strategy is to enter into 10 year contracts with farm owners for CDM projects in order to avoid potential changes to the baseline during the first or second review period that would adversely affect the ability of the project to demonstrate additionality. The risk of potential changes to the baseline after the 10 years is discussed in section 12.1.

However, many of the farms may qualify for implementation of future methodologies. AgCert has collaborated with the USDA (as mentioned in section 4.2) and academic institutions to investigate, and develop potential new methodologies for, other land management practices. These include the rate and timing of manure and nutrient applications into the soil, irrigation methods, tillage systems and conservation practices such as strip terraces. These potential new methodologies may require more robust data gathering and verification protocols but also lower capital investments compared to Biodigesters under AM0016. AgCert's securing of exclusive contracts with farm owners offers an opportunity to implement these additional practices and acts as a competitive barrier to potential competitors.

At the end of the contract (based on CCC's review of AgCert's standardised contract with Brazilian farm owners), any equipment owned by AgCert during the project will revert to the farm owner. At that point, AgCert will offer the farm an O&M contract to run the technology on the farm for capturing and combusting methane.

9.3.3 *Administration*

Farm owners who have contracted with AgCert for the provision of GHG emissions reduction services might become bankrupt or be acquired by another company.

If a farm where AgCert has installed a Biodigester goes bankrupt, AgCert believes that any organisation that acquires the farm will continue with AgCert's project because, invariably, failed operations are acquired by another livestock business because of the attraction of acquiring further environmental permits and site permits. AgCert also believes that the presence of the Biodigester assets on the farm increase the farm's overall net worth because of both the additional revenue stream and environmental co-benefits. However, there is the risk that the farm, if it becomes insolvent, could be sold to an organisation that is not bound by the contract that AgCert signed with the original farm owner. As at the date of this Report, AgCert has reported that it is clarifying its legal position on this issue with its legal advisers.

9.3.4 *Brazil and Mexico*

AgCert has agreed a different revenue structure with the farm owners in Brazil depending on whether the farm owner or AgCert is funding the capital expenditure required to build the Biodigester cell. If the farm owner funds the capital expenditure, then the farm owner earns a larger proportion of the revenue received by AgCert from the sale of CERs from emissions reductions generated by the Biodigester on that farm. If AgCert funds the capital expenditure, then AgCert pays a smaller proportion of the revenue received from the sale of CERs to the farm owner.

As at the date of this Report, AgCert reported that the majority of those farm owners in Brazil and Mexico with whom AgCert has agreements have not wished to fund the capital expenditure of the Biodigester cells themselves. AgCert believes that farm owners prefer not to fund the capital expenditure because of:

- the higher cost of capital for farm owners in developing countries than for AgCert;
- less financial resources available as compared to AgCert;
- concern over investing in a market that is new to them;
- their focus on livestock as their core business; and
- their perception of animal effluent as only a problem requiring resolution, not a revenue generating opportunity.

However, some farm owners have decided to fund the capital expenditure for the Biodigester, and thereby earn a larger proportion of the revenues from selling CERs, because they wanted to have the Biodigester installed as soon as possible.

9.3.5 *Canada*

As mentioned in section 9.1, CCC understands that, based on discussion with AgCert's management, AgCert also has agreements with farm owners in Canada.

AgCert's officers believe that Canadian farms will implement AWMS upgrades, although some farms will not intend to capture or flare methane from these upgrades. Those farms that choose to implement anaerobic Biodigesters are required to install flares, even if a generator is installed. Those farms that choose to install a generator are likely to do so primarily because capital, whether their own or in the form of government grants, is available.

9.3.6 *USA*

AgCert has also signed contracts with farm owners in the USA, as mentioned in section 9.1. AgCert believes that farms in the USA will implement AWMS upgrades, are obliged to install flares if implementing Biodigesters and may choose to install a generator because of the availability of capital.

9.4 *Health procedures*

Intensive livestock farms face the risk of an infectious disease, such as swine fever, infecting the animals and possibly requiring closure of the farm. If there is an outbreak of such an infectious disease, all farms within a certain radius around an infected farm may be shut. However, the large distance between farms in Brazil and Mexico may help to reduce the potential ability of the disease to spread between farms.

AgCert's officers have informed CCC that AgCert's project on each farm is located outside the bio-security area of the farm. As such, there is no contact between workers on AgCert's project and the farm animals. This is a requirement of AgCert and the farm owner. The only time an AgCert project worker should enter into the biosecurity area is during the site assessment activity.

AgCert has developed a biosecurity and safety procedure for its projects that should be followed by any AgCert project personnel entering into the secure area of a farm. Under AgCert's protocol for installing and operating the projects on the farms, AgCert project personnel should not enter an animal containment area; access is granted only to the exterior of the facilities. In addition, each farm maintains its own biosecurity and safety protocol and if desired by the farmer owner AgCert project personnel will follow the individual farmer's procedures as well.

AgCert's officers indicated that they were not aware of any farms being closed in Brazil or Mexico due to animal illness.

9.5 *Local contractors*

In Brazil and Mexico, AgCert is selecting local excavation companies, specialist vinyl suppliers (for producing the Biodigester cell covers) and installers and supporting civil engineering, soil test, land survey and construction companies. AgCert's focus on utilising local organisations is central to achieving the sustainable development goals of CDM projects, as mentioned in section 5.3.3, and for encouraging greater support from local populations for the project.

CCC's analysis of the arrangements between AgCert and local contractors is based on information provided by, and discussion with, AgCert's management and officers.

AgCert's strategy is to secure supply contracts with specialist local engineers and suppliers of the components required to build a Biodigester in Brazil and Mexico. AgCert's officers have informed CCC that AgCert is in the process of finalising an exclusive agreement with the largest supplier of vinyl in Brazil, required for making the cover for the Biodigesters, that will also provide AgCert with an option to access qualified vinyl installers on a sole source basis. That supplier has committed to dedicating an entire plant to AgCert's projects if the material requirements warrant this. AgCert is confident that this supplier has the ability to meet AgCert's present day material needs and also possesses the ability to scale up to meet AgCert's future material needs. AgCert's officers have indicated that this vinyl supplier can access a large network of vinyl cover installers and only employs vinyl cover installers that have a strong track record in the sector. Other components, such as flares and meters, are supplied by various vendors, and AgCert is considering exclusive agreements with some of the top suppliers.

In Mexico, AgCert's officers indicated that there is no one, large supplier of material for the Biodigesters, and AgCert is in discussions with both material and installation vendors that are looking to supply to AgCert on a sole source basis.

AgCert's officers have informed CCC that AgCert will secure a 10 year warranty for all components used in the construction and operation of the Biodigesters (such as the covers, lining, flares and meters); the warranty is written into each of the specific supply agreements which, as at the date of the Report, are being negotiated. AgCert's officers have indicated that, under the terms of the warranty, AgCert can seek legal recourse if necessary. If there is a mass failure with one design, AgCert is not tied to any one project design, so can shift to a different material or vendor. AgCert has also identified local Brazilian suppliers of alternate material should the need arise.

With respect to the robustness of the Biodigester cells in withstanding the pressure from the captured methane, AgCert's officers indicated that the Biodigester cell covers can withstand a pressure level greater than the level of pressure which would trigger the flare.

9.6 *Canada*

AM0016 provides AgCert with an approved methodology for CDM projects for generating incremental GHG emissions reductions by introducing AWMS practice changes on intensive livestock farms.

AgCert's ability to provide a developed, scalable process that underpins this approved methodology may improve the attractiveness of AgCert's model for implementing similar AWMS practice changes on intensive livestock farms in Canada. AgCert's ability to leverage its methodology economically and with supporting infrastructure to generate large volumes of emissions reductions to be converted into CERs and Verified Emission Reductions ("VERs") provides AgCert with a strategic advantage, as described in section 11.2. VERs are GHG emission reductions that have been independently verified by an independent auditor but not certified, as under the CDM.

Canada faces a large compliance gap for achieving its GHG emissions reduction targets under the Kyoto Protocol, and current estimates suggest that this compliance gap is widening. As mentioned in section 5.2.3, Canada's emissions are estimated to significantly exceed its Kyoto Protocol target.

This compliance gap presents a potential opportunity for AgCert to supply Large Final Industrial Emitters ("LFIEs"), which are the equivalent of Large Industrial Emitters ("LIEs") in the USA, with a reliable supply of CERs to offset their GHG emissions. AgCert's management reported in April 2005 that it was in negotiations with at least one potential Canadian customer.

9.7 *USA*

Whilst the USA has not ratified the Kyoto Protocol, the potential for AgCert is that it could provide a connection between farm systems and LIEs by being able to offer VERs to the LIEs from GHG emissions reduction projects that it may undertake in the future. As the USA has not ratified the Kyoto Protocol yet, such GHG emissions reductions would be on a voluntary basis or to satisfy requirements imposed at the state level. It is possible that these voluntary emissions reductions may over time become a source of compliance for a mandatory system.

AgCert informed CCC that, if a farm with which AgCert has contracted has introduced a prior practice change (after the baseline date, as discussed in section 9.1), the Group can potentially recognise VERs from those emissions reductions. AgCert has signed an agreement with one organisation in the USA to supply emissions reduction credits; AgCert's management informed CCC in April 2005 that it believes that the Group possesses sufficient credits to meet its contractual obligations from contracts with farms that have introduced prior practice changes.

10. Business plan

This section describes AgCert's portfolio strategy for managing the planned pool of CERs, the critical path (including analysis of planned future projects, the timescale for current and planned projects and financing) and the key commercial assumptions in AgCert's business plan.

10.1 *Portfolio strategy*

AgCert plans to pursue a two-pronged strategy for selling CERs once its portfolio of CERs has reached a sufficient size. AgCert will lock in a portion of CERs generated by its GHG emissions reduction projects by selling them to customers in forward contracts at a fixed price per tonne of carbon dioxide equivalent. In addition, AgCert also plans to build up a pool of CERs that have been generated by its GHG emissions reduction projects for sale in the open market at the prevailing CER price. This strategy provides protection against downturns in CER prices but also access to any upside from rising CER prices.

AgCert will own projects at various stages of completion and with different risk profiles. The relative weighting of projects at different stages, and how soon they can generate emissions reductions and be accredited with CERs, will determine the proportion of revenue that AgCert fixes within forward contracts or sells in the open market. Currently, AgCert is building its portfolio of CERs and recognises the need for securing a higher proportion of forward contracts in order to raise AgCert's profile and credibility in the market place. Project stages within this portfolio, with an increasing risk profile moving from top to bottom, include:

- operational projects that are earning CERs;
- operational projects that are awaiting verification and certification;
- projects where the contract is agreed and construction is ongoing;
- projects where the contract is agreed but are awaiting construction; and
- projects at an early stage of negotiations which should lead to a contract.

The relative risks of this portfolio strategy are analysed in section 12.

10.2 *Critical path and timescale to commercial exploitation*

10.2.1. *Supply capacity*

AgCert's business plan forms the core component of AgCert's strategy for supplying CERs and therefore the critical path for AgCert to commercial exploitation.

AgCert provided CCC with an electronic copy of the business plan as at 17 March 2005, as summarised in Table 9, that estimated production until the end of December 2007. This contained:

- the cumulative number of producing sites in Brazil, Mexico and the Rest of the World ("RoW") on a weekly basis. One producing site refers to 1 standardised 1,000 SEF. It is important to understand that 1 producing site does not refer to 1 actual project. For example, a project on a farm with 20,000 sows would be classified in the business plan as 20 producing sites, not 1 producing site. This is an important factor for explaining the rapid increase in the number of producing 1,000 SEF sites; and
- the cumulative total emissions reductions generated by the cumulative number of producing sites at the end of each week. Emissions reductions in the business plan refer to actual emissions reductions generated by each project, and do not incorporate the regulatory process required to convert these reductions into CERs.

Table 9: Summary of AgCert's business plan

By the week ending	*Cumulative number of 1,000 SEF producing sites*	*Cumulative emissions reductions at that date (thousand)**
27-Jun-2005	148	311
26-Dec-2005	570	1,953
25-Dec-2006	1,548	12,098
31-Dec-2007	2,342	30,510

* Tonnes of carbon dioxide equivalent

AgCert has estimated that the projected number of operational sites by 31 December 2007 in the business plan have the potential to produce a total of approximately 200 million tonnes of carbon dioxide equivalent emission reductions over the contract lives of these sites, assuming achievement of certain critical tasks required to deliver its business plan.

10.2.2. *Methodology*

CCC based its analysis of the deliverability of the business plan on the following:

- an electronic copy of the business plan as at 17 March 2005;
- discussions with AgCert's management and officers;
- discussions with AgCert's customers, IFC, DOEs and the Mexican DNA;

- a supporting spreadsheet, provided by AgCert's management and officers, that set out the status and plans for AgCert's projects in Brazil. AgCert's operations are more advanced in Brazil than Mexico. This spreadsheet tracked on a monthly basis the actual number of projects started, how many SEFs each project equated to and how the cumulative number of actual projects compared with the business plan until May 2005;
- presentations illustrating the coverage of AgCert's projects in Brazil and Mexico;
- presentations illustrating the different local contractors for supplying the components of the Biodigesters that AgCert is using in Brazil and Mexico;
- presentations, with supporting personnel CVs, that detail the organisational chart within AgCert's Brazilian and Mexican operations; and
- a visit to 3 of AgCert's projects in Brazil to verify the existence and operational status of the Biodigesters.

10.2.3 *Deliverability of the business plan*

AgCert has set an ambitious timetable for delivering its business plan. AgCert's ability to develop a pool of CERs is dependent on achieving:

- operational critical tasks in relation to delivering the business plan; and
- regulatory critical tasks in relation to achieving the regulatory timetable outlined in sections 9.2.3 and 9.2.5.

10.2.4 *Critical tasks for delivering the business plan*

These include:

- obtaining the required financing from the Placing, existing shareholders or other parties to fund ongoing growth and capital expenditure required to deliver the business plan. AgCert's ability to deliver its business plan to date has been capital constrained; the funding from IFC, the Placing and alternative funding sources, as mentioned in section 10.2.7, will enable AgCert to fund the capital expenditure required to deliver the business plan;
- AgCert's process remaining as cost-effectively scalable and achievable across livestock sectors and geographic regions as currently envisaged by AgCert's management as larger numbers of projects in different countries are being constructed;
- recruiting a sufficient number of experienced and qualified personnel within AgCert's companies in Brazil and Mexico to manage the contracting, assessments, construction and O&M work for the increasing number of projects envisaged under the business plan. The strength of AgCert's local personnel, such as in the Brazil operation, was highlighted in CCC's discussions with third parties;
- local contractors, in particular the vinyl supplier in Brazil, with whom AgCert is contracting or will contract, possessing the envisaged skills and capacity to deliver the increasing number of projects envisaged under the business plan. AgCert selects companies for supplying the components of, and installing, the Biodigesters being deployed in Brazil and Mexico that have a strong track record and commit to being able to deliver the business plan; and
- leveraging the knowledge gained and lessons learnt by AgCert from its early projects that it can utilise to deliver future projects more efficiently and more effectively. For example, AgCert has learnt from adverse weather delaying projects in some Brazilian states to realign its schedule and construct projects in Brazilian states that are less affected during the rainy season.

10.2.5 *Critical tasks for delivering the regulatory timetable*

These include:

- receiving final validation and verification reports on the Granja Becker project, and other existing and future projects, and that the DOEs are able to produce future validation and verification reports in a suitably commercial timescale that enables generation of CERs;

- submitting PDDs by 31 December 2005 for registration in order for the projects to qualify under Prompt Start. AgCert plans to submit PDDs for bundled projects, as discussed in section 9.1, to enable qualification for Prompt Start;
- securing political endorsement and publicity of AgCert's early projects, such as when AgCert received the Mexican LoA from the country's President, that promote support for AgCert;
- AgCert's approved methodology, AM0016, not being reviewed (and consequently altered) by the UNEB in the future and enabling the Group to bundle projects within PDDs;
- AgCert constructing projects at those farms with whom it has agreements using AWMS best practice and in compliance with AM0016;
- AgCert recruiting and retaining sufficiently qualified personnel to produce the regulatory documentation, such as the PDDs, for the increasing number of projects envisaged under the business plan; and
- increasing the efficiency of completing the regulatory stages under the CDM process with DNAs and DOEs, with the objective of speeding up the process for obtaining LoAs, validating projects' methodologies, verifying projects' emissions reductions and thus receiving CERs. CCC understands that TÜV and DNV have sufficient capacity to produce validation and verification reports for the number of projects envisaged within AgCert's business plan.

A key risk affecting AgCert's ability to deliver its regulatory timetable is any delays in the international regulatory infrastructure being established, such as the ITL or Annex B Parties meeting the eligibility requirements and the ability of the UNEB to register new projects within a commercial timescale.

10.2.6 *Timescale*

Assuming achievement of this business plan, AgCert is able to deliver a large quantity of CERs into the market using its standardised process.

AgCert's deployment of its business plan was delayed largely due to heavier than expected rainfall in some states in Brazil which postponed construction of planned Biodigester facilities. AgCert has initiated an action plan to make up for this delay.

10.2.7 *Financial resources for funding capital expenditure*

AgCert has financed historic capital expenditure through equity injections from its main shareholders, XL TechGroup and Andlinger Capital. AgCert believes that it will have to spend approximately €134 million on capital expenditure by the end of 2007 in order to deliver the business plan. This reflects an approximate average cost of €57,300 for one 1,000 SEF.

AgCert plans to fund this capital expenditure through a combination of finance from IFC, proceeds from the Placing, additional sources of finance and future cashflows of the business. AgCert plans to invest the majority of the proceeds from the Placing to fund a large portion of the required capital expenditure.

IFC announced on 7 February 2005 an intention to collaborate with AgCert to finance certain projects undertaken by AgCert in the Latin America region. In connection with IFC's investment, IFC has agreed to assist AgCert in developing its business in certain Asian markets. IFC would bring to AgCert extensive experience in working with national authorities on delivering sustainable development projects in developing countries, and could provide potential purchasers of CERs some comfort on the credibility of AgCert. In May 2005, IFC completed its investment in AgCert.

10.2.8 *Management and staffing*

AgCert has an experienced senior management team, with this experience including the agricultural and financial sectors.

AgCert's management reported the following staff headcount as at 31 March 2005:

- 27 employees in the USA;

- 3 employees in Canada;
- 19 "consultant employees" in Brazil; and
- 8 "consultant employees" in Mexico.

The employment status in Brazil and Mexico reflects the recent process of incorporation of AgCert's operations in these countries, as described in section 4.5. AgCert's management reported that the Group is hiring more staff on an ongoing basis.

10.3 *Key commercial assumptions in business plan*

CCC's analysis of AgCert's business model is limited to evaluating the key commercial assumptions underlying the financial forecasts for the years 2005, 2006 and 2007, and is predicated on the base case model entitled "Financial Model 17 March 2005". CCC has not evaluated the financial integrity, accuracy and robustness of the financial model, which lie outside the scope of the Report as set out in section 3.2.

This financial model is based on the business plan. Consequentially, AgCert's achievement of the critical tasks, as described in sections 10.2.4 and 10.2.5, and risk factors, as described in section 12, in relation to the business plan and the regulatory timetable also affects the Group's ability to achieve the forecasts in the model.

The other key commercial assumptions in the financial model include:

- conservative price estimates for CERs compared to internal CCC estimates and market forecasts for CER prices. AgCert's price forecasts reflect a blended rate of prices from discussions with organisations that have agreed, or are in the process of agreeing, ERPAs with AgCert and an estimated uncontracted CER price;
- a production-driven approach, which assumes that the market will purchase all the CERs to be generated and sold by AgCert;
- a time lag between the construction of a project and generation of emissions reductions by the project;
- recognising the majority of revenue from methane abatement projects on swine farms. The business plan does include forecasts from methane abatement projects on dairy livestock farms to be constructed in some countries; and
- payment of a blended rate of the share of CER revenues to farm owners to reflect the possibility that farm owners could fund the capital expenditure on AgCert's GHG emissions reduction projects and consequentially earn a higher share of CER revenues.

11. Merits

This section describes the merits of AgCert's process, including strategic merits, competitive advantages and co-benefits.

In summary, whilst competitors may possess individual attributes, AgCert possesses the combination of:

- an approved methodology;
- a business model dedicated to reducing GHG emissions from AWMSs;
- a standardised, scalable electronic data management system that is already operational and time consuming to replicate;
- access to capital (on the assumption that AgCert successfully finalises additional financing negotiations as required);
- numerous exclusive agreements with farm owners and influential strategic connections in target markets; and
- the potential to rapidly deploy projects.

11.1 *Strategic merits*

AgCert's process for quantifying, verifying and monetising GHG emissions from AWMSs offers a number of broad, strategic benefits:

- the potential to create a global future pool of CERs that could diversify risk for customers by providing them with access to a portfolio of cost effective GHG reductions. CCC's experience in the climate change market confirms demand from industry for a reliable supplier of a pool of GHG emissions reductions;
- the flexibility of the process as a uniform and standardised methodology which has been approved by the UNEB, that is scalable and transferable to different countries or intensive livestock sectors and is time consuming to replicate, in order to generate a large pool of emissions reductions for selling to industrial GHG emitters, governments and other organisations. External parties interviewed by CCC suggested that it could take at least 1 year to 18 months for a potential competitor to construct a similarly scalable infrastructure from the published AM0016;
- strategic positioning by establishing a scalable methodology and an established supporting operational infrastructure and data management system to generate incremental GHG emissions reduction opportunities from AWMSs;
- the ability, under its standardised process, to plan, construct and start operating a Biodigester on a 1,000 SEF within approximately 10 weeks compared against an average time of 4 to 5 years (as estimated by a report prepared for the World Bank) for CDM projects to be built and commence operation;
- the potential to leverage its methodology and supporting infrastructure to secure agreements with farm owners both in developing countries looking to deploy CDM projects (and thereby generate a pool of cost-effective CERs) and also in other countries such as Canada (where AgCert is already negotiating with at least one potential customer);
- a balanced approach to minimising revenue risk by locking in a portion of CER sales through fixed prices in forward contracts, a number of which AgCert has already signed with customers, and retaining the balance of CERs for sale in the market to exploit any price upside. Locking in these prices under forward contracts offers AgCert a degree of protection if the CER market price fell, for example if Russia and the Ukraine released large quantities of hot air into the market, and leaves the opportunity for profit taking if the market price rises above the contract price; and
- unrecognised potential from ancillary co-benefits generated by AgCert's process and the possibility of exploiting the benefits from renewable power generation, especially on the larger intensive livestock farms in such countries as Mexico.

11.2 *Competitive advantages*

11.2.1 *Barriers to entry*

AgCert's process contains the following barriers to entry to potential competitors:

- exclusive agreements with large and/or strategically influential farm owners in Brazil and Mexico for CDM projects. These exclusive agreements enable AgCert to capture a wide range of environmental benefits from different agricultural activities on the farm that include, but are not limited to, emissions reductions and provide AgCert with a first mover advantage;
- an opportunity to leverage these exclusive relationships with farm owners by implementing new methodologies, if and when they are developed, for other land management practices, as described in section 9.3.2;
- an exclusive arrangement, that AgCert is negotiating, with the largest supplier of vinyl in Brazil for the Biodigester cover; and
- appreciation of the policies and regulatory frameworks for creating value from GHG emissions reductions.

11.2.2 *Other commercial merits*

AgCert also possesses the following commercial merits:

- an experienced and professional management team for delivering the business plan, supported by suitably qualified officers in the Melbourne office and also in Brazil and Mexico;
- access to capital (on the assumption that AgCert successfully finalises additional financing negotiations as required) from internal and external sources to fund the business plan;
- AgCert's focus on identifying, building and maintaining strong relationships with key political and administrative figures in countries where AgCert operates. These range from senior representatives within national DNAs, whose support is essential for securing CDM projects, to influential farm owners;
- the potential, if the UNEB revises the project baseline and sets the Biodigester as the baseline AWMS, to earn revenue by leveraging its experience in, and operational scalable infrastructure for, installing Biodigesters on non compliant farms;
- the ability to possess large amounts of data on farming practices that provides research both for improving Biodigesters and productivity-related advice to farm owners;
- a strong relationship with external legal advisers that provide world class legal advice and contracting to secure beneficial contracts;
- the ability to gain bulk discounts on regulatory costs by bundling increasing numbers of projects within future PDDs to be submitted, validated and verified;
- application for ISO 9000 and 14000 accreditation. Growing focus by investors, customers and suppliers on companies' environmental records and reporting is raising the profile of ISO accreditation; and
- the ability to generate CERs under Prompt Start (an opportunity that is not available to new entrants that did not start their projects by 18 November 2004 and assuming that the projects are submitted for registration by 31 December 2005).

11.3 *Co-benefits*

AgCert's process for generating incremental GHG emissions reductions by introducing improved AWMS generates additional co-benefits:

11.3.1 *Environmental benefits*

These include:

- reduced GHG emissions;
- improved quality of manure that is usable as fertiliser for irrigating crops without burning them;
- lower risk of contaminating groundwater or surface water supplies by lining the Biodigester cells and manure lagoons; and
- reduced deforestation by replacing wood as a fuel source with methane generated by the Biodigester.

11.3.2 *Social benefits*

These include:

- reduced odour (as the methane is contained in a sealed container); and
- less flies and therefore lower health risk (by minimising the amount of methane vented in open spaces).

11.3.3 *Economic benefits*

These include:

- generation of local employment and industry by employing local companies; and
- encouraging the development of a sustainable AWMS model to advance the agricultural industry.

11.3.4 *Financial benefits*

These include:

- a new revenue stream for farmers by receiving a share of the revenue from the monetisation of the emissions reductions;
- electricity savings by generating power on-site; and
- potential revenue from selling treated manure to neighbouring crop-based farms as fertiliser.

12. Key risk factors

This section describes the key risk factors pertaining to AgCert's business, including:

- key regulatory and policy risks;
- key market and commercial risks; and
- key operational and technical risks.

12.1 *Key regulatory and policy risks*

12.1.1 *Policy and regulatory risks relating to supply and demand*

12.1.1.1 *Russian hot air*

Annex B Parties may seek to purchase hot air from Russia or the Ukraine to achieve GHG emissions reduction targets under the Kyoto Protocol instead of reducing domestic emissions or buying CERs or ERUs. Russia and the Ukraine, as the dominant suppliers of emissions reduction allowances, have the capacity to release large volumes of hot air into the market, which could:

- negate demand for CERs from AgCert's projects;
- reduce CER prices because supply may exceed demand; and
- undermine the credibility of the global climate change policy framework.

12.1.1.2 *Kyoto Protocol*

Annex B Parties could make a decision, on economic or other grounds, not to adhere to the Kyoto Protocol and not deliver the required emissions reductions. Widespread non-compliance by Annex B Parties could lead to significant delay in implementing, or even collapse of, the Kyoto Protocol and future international climate change agreements.

12.1.1.3 *Excessive supply of CERs and ERUs*

Existing and future CDM methodologies and JI projects may generate a large volume of CERs and ERUs that result in supply exceeding demand and thus depress the CER price in the market. HFC-23 and nitrous oxide projects in particular possess the potential to generate a large volume of CERs and ERUs because of their high GWP.

Potential supply of CERs could increase if the additionality requirements for CDM projects, which are currently constraining the number of new projects, are relaxed.

12.1.1.4 *Insufficient demand for CERs*

There may be insufficient demand for CERs from organisations with targets under the EU-ETS and Annex B Parties in the Kyoto Protocol Period. This could result from:

- Russia and the Ukraine releasing large volumes of hot air into the market; or
- organisations extensively reducing GHG emissions via additional measures; or

- the NAPs in the EU-ETS Second Phase setting undemanding targets; or
- successful implementation of domestic abatement measures in Annex B Parties.

12.1.1.5 *EU-ETS risks*

Member States in the EU-ETS may choose not to acquire CERs to achieve their emissions reductions targets in the EU-ETS First Phase and EU-ETS Second Phase.

A decision by the EC not to include other industry sectors, such as aviation, within the EU-ETS Second Phase could remove a large source of potential demand for CERs from AgCert.

If the UK is successful in its challenge to the EC's decision to not accept the UK's revised NAP in the European Court of Justice, this success might spur other Member States to also challenge the EC in relation to their NAP allocations. Should this occur, this might delay full implementation of the EU-ETS.

12.1.1.6 *International climate change policy post 2012*

The COPs have not yet agreed the form, structure and targets of international climate change policy after the Kyoto Protocol Period. The ability of AgCert to continue developing projects and sell CERs after the end of the Kyoto Protocol Period is dependent on such an agreement being reached.

12.1.1.7 *Other carbon abatement measures or technologies*

New policies for reducing GHG emissions may be introduced, or existing alternative GHG abatement policies may achieve greater success than currently expected in reducing GHG emissions.

Similarly, new technologies or technological improvements may emerge, or existing technologies achieve greater success than currently expected, such as carbon sequestration or nuclear power, in reducing GHG emissions.

Both factors could reduce demand for CERs from AgCert.

12.1.1.8 *Climate change science*

New scientific evidence could alter the current scientific consensus, which states that anthropogenic actions are the main contributor to the rapid growth in GHG emissions and consequentially global warming. Alternatively, the scientific consensus could move towards acceptance of an inevitable, unavoidable catastrophe. These would re-shape international and national climate change policies.

12.1.1.9 *Host country risk*

Developing countries where AgCert operates, or will operate, may pose high sovereign, political or economic risk, which could adversely affect the ability of AgCert to operate in those countries and sell CERs. This could include:

- change in government to a new government less supportive of CDM projects;
- national regulations that impose undue administrative burdens on CDM projects;
- changes to AgCert's ability to retain ownership of legal title over the CERs;
- new fiscal measures, such as expropriation taxes on exported CERs; and
- high inflation that undermine the economics of CDM projects in that country.

12.1.1.10 *Environmental concerns*

Possible consumer and stakeholder concerns over intensive livestock farming processes could adversely affect large scale intensive farming operations and potentially AgCert's ability to earn CERs.

12.1.2 *Specific regulatory risks*

12.1.2.1 *Regulatory approval*

AgCert may not obtain regulatory approval for current and future projects submitted under the AM0016 methodology, including:

- receipt of LoAs from both DNAs; or
- validation of the project's PDD by one DOE; or
- registration of the validated project with the UNEB; or
- verification and certification of the project's emissions reductions; or
- issue of CERs by the UNEB; or
- the ability to bundle projects within PDDs (although external parties interviewed by CCC did not indicate that the UNEB would not allow bundling).

12.1.2.2 *Methodology revision*

The UNEB could revise the baseline for AgCert's projects. This would hinder AgCert's ability to demonstrate additionality and be awarded CERs. This is a key risk if the Biodigester, which is one of the most effective AWMS designs for generating incremental GHG emissions reductions, was fixed as the project baseline AWMS. This could result from:

- AgCert's methodology in the future becoming so extensively used by intensive livestock farms that it becomes the de facto industry standard. If this happens, this implies that AgCert should have captured a significant portion of the market share for installation; or
- new mandatory environmental regulations being introduced in countries where AgCert is operating that require all farm owners to implement Biodigesters.

There is also the risk that the UNEB reviews the approved methodology in the future, for example as a result of new methodologies or scientific data emerging that relate to capturing methane emissions from animal waste, and decides to reverse its approval of AgCert's methodology. CCC understands that, if the methodology was reviewed by the UNEB, this would not affect projects that have already been approved by the UNEB, but could affect future projects that will use the existing methodology.

12.1.2.3 *Financial services regulation*

AgCert may need to comply with future international and national regulations over financial products.

12.1.3 *Regulatory infrastructure risks*

12.1.3.1 *UN Executive Board*

AgCert may be delayed in converting GHG emission reductions into CERs by the length of time taken by the UNEB to review CDM projects and issue CERs. There is a risk of institutional failure and collapse of the UNEB because of the scale of its task. CCC understands that insufficient funding and resources will constrain the UNEB for the next few months at least. CCC is also aware of concern in the market over whether the UNEB has sufficient resources to manage the expected increase in new methodology applications and the backlog of projects that have not yet been registered by the UNEB.

In March 2005, Point Carbon reported that the UNEB only had 30 *per cent* of the money it needed to implement the activities that it had planned for 2005. The shortage of funding is a serious bottleneck for the CDM project pipeline, and could restrict the supply of CERs, from AgCert as well as competitors, into the market. The funding shortfall consequentially delays methodology approval, project registration and CER issuance. Point Carbon reported in March 2005 that the UNEB was US$4.2 million short of its budget for 2004 and 2005, and that the April meeting of the UNEB had been cancelled mainly due to funding issues.

CDM project participants have called for improved communication (between the UNEB and project participants), more resources and greater efficiency within the UNEB. CCC is aware of growing concern over the UNEB and an understanding within the global climate change community that this problem requires resolution.

These problems could result in:

- existing and new CER suppliers losing faith in the CDM process; and
- organisations with EU-ETS Second Phase emissions reduction targets demanding lower targets to reflect this scarcity of CERs to meet any shortfall, or Annex B Parties buying hot air to meet any shortfall, with the consequential risks mentioned in section 12.1.1.1.

These matters will be addressed by countries at future COP/MOP meetings.

12.1.3.2 *Regulatory infrastructure*

The required regulatory infrastructure, including the CDM registry, the national registries, the ITL and the ability of Annex B Parties to comply with the eligibility requirements, may hinder the ability of organisations acquiring CERs from AgCert from surrendering these CERs for compliance purposes, and could result in stranded CERs. In addition, any delay in establishing a DNA in Ireland may delay the issue of LoAs for, and therefore registration of, AgCert's projects.

12.1.3.3 *DOE risk*

TÜV or DNV may not be able to validate AgCert's projects and verify the emissions reductions achieved by the projects because:

- as at 21 April 2005, DNV has not been fully accredited for validation for both sectors within which AM0016 is classified. CCC understands that DNV could only be accredited for verification after the Accreditation Panel within the UNEB had witnessed DNV's work on an actual project that had been registered by the UNEB. Assuming DNV selects, and has to wait for the registration of, one of AgCert's first projects in Brazil, this process could delay certification of the emission reductions achieved by AgCert's projects by a number of months; or
- the DOEs may not be able to perform their validation and verification tasks quickly enough to achieve AgCert's business plan because the DOEs may possess insufficient resources to manage the expected growth in the number of projects submitted for registration by project developers.

12.2 *Key market and commercial risks*

12.2.1 *CER prices*

AgCert's projected revenue could be reduced by adverse changes in supply and demand resulting from key regulatory or policy risks, which could reduce the CER price below levels estimated by AgCert. Specific risks include:

- Russia or the Ukraine selling large volumes of hot air into the market; or
- other project developers, such as for HFC-23 or nitrous oxide projects, selling large volumes of CERs or ERUs into the market; or
- other organisations undertaking CDM projects producing larger volumes of CERs than currently expected based on information available in the market; or
- adverse regulatory changes that result in lower demand for CERs.

Organisations with emissions reduction targets may not purchase CERs to achieve these targets because CERs may be more expensive than domestic abatement measures, EUAs or alternative options to achieve the targets.

12.2.2 *Portfolio strategy and ERPA risk*

AgCert will face different commercial risks on projects at each stage in its portfolio.

If AgCert sells CERs, which can be supplied from the pool of CERs once it is established, to customers from the proposed pool that are based on market prices, AgCert will be taking merchant risk on future CER prices in the market.

If AgCert sells the CERs, which can be supplied from the pool of CERs once it is established, on a contracted forward basis with a specific customer under an ERPA:

- AgCert will be taking on counterparty risk over the robustness of the customer;
- if AgCert cannot achieve the conditions precedent stated in the ERPAs or supply the contracted volumes for reasons other than those exceptions stated in the ERPAs, AgCert is taking on production risk by not being able to discharge its contractual obligations. Consequently AgCert may be obliged to financially compensate customers for the volume shortfall in order to discharge its contractual obligations. This risk is higher whilst AgCert is still building its pool of CERs to a sufficient size; and
- the customer is taking on counter-party risk over AgCert's financial robustness, and any concerns over AgCert's balance sheet could prevent sales of CERs.

If AgCert sells CERs on a forward basis for projects that have yet to be developed or constructed, AgCert is also taking on construction and production risk.

An overall risk is that AgCert may not select the optimum balance between market trading and forward contracts as a result of changes in the market price of CERs.

12.2.3 *Capital and operational costs*

Capital and operational costs for constructing and installing the technology on the farms for reducing GHG emissions may exceed the levels forecast by AgCert.

12.2.4 *Contract negotiation*

Farm owners that are contracting with AgCert may seek to renegotiate the contract with AgCert, in particular the share of revenue proceeds from selling CERs, which could reduce AgCert's margins and profits.

12.2.5 *Weather*

Adverse fluctuations in the weather, such as long periods of wet and mild weather, could undermine demand for CERs due to:

- higher hydro-power production, less use of fossil fuels and therefore lower GHG emissions requiring offsetting; or
- lower heating demands, reducing fossil fuel consumption and GHG emissions; or
- delaying the construction of AgCert's projects.

12.2.6 *Economic downturn*

An economic downturn could reduce economic productivity, the volume of GHG emissions within countries with compliance targets and the need to acquire CERs to offset these emissions.

12.2.7 *Fossil fuel prices*

Adverse movements in fossil fuel prices that encourage industry to switch to less carbon intensive fuel sources as the most economic efficient method to reduce their GHG emissions could undermine demand for CERs.

12.2.8 *Fraud*

Evidence of fraudulent activity within the GHG emissions reduction market could undermine the credibility of the policies and market and deter organisations from buying CERs from AgCert and other CDM project developers.

12.2.9 *Infrastructure integrity*

Problems that adversely affect the integrity and operational ability of the infrastructure underlying the global GHG emissions reduction market and the EU-ETS, such as the registries and ITL, could also prevent or deter organisations from acquiring CERs from AgCert.

12.2.10 *Transport*

A major shift by consumers from using motor vehicles to public transport could reduce GHG emissions from the transport sector and by implication the need for countries to acquire CERs to achieve their Kyoto Protocol targets.

12.3 *Key operational and technical risks*

12.3.1 *Critical tasks for delivering the business plan*

AgCert may not achieve the operational critical tasks, as set out in section 10.2.4, that are required to deliver the large number of planned projects in numerous countries in the business plan.

12.3.2 *Credit worthiness of farms*

Farms with whom AgCert is contracting may go bankrupt and AgCert may not retain the contractual right to the environmental benefits derived from reducing GHG emissions under the new owner.

12.3.3 *Leakage risks*

Methane or effluent may leak from the sealed Biodigesters that AgCert is installing on projects in Brazil and Mexico, and this leakage could be missed, at least for a time, by the periodic O&M inspections by AgCert and more frequent inspections by farm personnel.

12.3.4 *Changes to food supply*

If a new, improved feedstock is introduced on a underspread basis that reduces methane emissions from animal waste, this could reduce the emissions reductions on farms with whom AgCert has contracts and therefore the volume of CERs that AgCert can sell to customers.

12.3.5 *Livestock sickness*

The farms where AgCert has installed, or plans to install, an improved AWMS may suffer an outbreak of an infectious disease within the livestock that results in the farm, or farms, being closed.

12.3.6 *Resources*

AgCert's existing workforce and recruitment plans may be insufficient to deliver the number of projects that are required to deliver the business plan.

12.3.7 *Local workforce*

Local contractors used by AgCert to construct the projects may produce lower quality work than required, or may be unable to provide sufficient resources to deliver the business plan.

The risk of adverse relationships with trade unions in the host countries may hinder delivery of the business plan.

12.3.8 *Dependence on key individuals*

The loss of services of a significant number of the Group's senior management or technical staff would disrupt the Group's ability to deliver its business plan.

12.4 *Risk mitigation*

CCC has interviewed AgCert's management and officers, visited AgCert's office in Melbourne and a number of its projects in Brazil and obtained views on AgCert's business model and management team from relevant third parties.

On this basis, CCC believes that AgCert is taking effective steps to:

- address the operational and regulatory critical tasks, as analysed in sections 10.2.4 and 10.2.5, that are required to deliver its business plan and regulatory timetable; and
- resolve where possible those risks factors, as analysed in section 12, that lie within its control.

These steps include:

- securing a large number of exclusive agreements with farm owners to provide a competitive advantage against potential competitors;
- its plan to develop a pool of CERs for sale:
  - o under forward ERPAs with customers with locked-in CER prices; and
  - o at the prevailing CER price in the carbon market;
- developing an active and positive dialogue with influential strategic figures in target markets in order to assist compliance with the complex CDM process as fully and as quickly as possible;
- spending extensive time on developing and maintaining an active and positive dialogue with the DNAs in Brazil and Mexico;
- standardising its process and bundling of projects within PDDs in order to facilitate reviews by the DNAs and DOEs;
- developing and maintaining an active dialogue with TÜV and DNV, including exploring options to enable them to review a larger volume of projects in the optimally efficient manner; and
- recruiting additional personnel.

As at the date of this Report, AgCert's steps to address these critical tasks and resolve these risk factors are still ongoing but AgCert is making observable progress.

In relation to those risks that lie outside AgCert's control, CCC also believes that there will be a substantial global carbon market into which AgCert will be able to supply large volumes of allowances.

13. Summary

AgCert has developed a business model for generating large volumes of emissions reductions from capturing and combusting the methane emitted from animal waste. These can be monetised into revenue by converting the emissions reductions into CERs for sale to organisations or to governments with emissions reductions targets or to financial investors.

The global market for reducing GHG emissions is a policy driven market. This is a real, albeit emerging, market for trading emissions reductions allowances, as evidenced by the Kyoto Protocol entering into legal force in February 2005 and the EU-ETS commencing operations in January 2005.

AgCert is at an early stage in delivering the business plan for achieving emissions reductions and its regulatory timetable for generating CERs and is now planning to expand significantly.

The Group's distinguishing features include:

- being a dedicated, pure-play supplier in the emerging carbon market;
- possession of an approved methodology;
- its dedicated, scalable and systematic approach to producing carbon emissions allowances that has started to generate emission reductions, which have yet to be certified, within a complex, developing regulatory market;
- agreements with farmers in Brazil and Mexico for generating emissions reductions;
- a number of projects already being operational and reducing GHG emissions;
- a number of forward contracts with customers for several million CERs;
- the potential to create a pool of CERs under its portfolio strategy which could diversify risk for organisations facing emissions reduction targets; and
- a strong understanding of, and experience with, the CDM regulatory process.

Delivery of AgCert's ambitious business plan and regulatory timetable is dependent on:

- AgCert achieving the critical tasks, which are summarised in sections 1.7.2 and 1.7.3; and
- key risk factors, especially regulatory and policy risk factors and which are summarised in section 1.9. These include, but are not limited to, adverse fluctuations in supply and demand dynamics in the carbon market and the readiness of the CDM regulatory infrastructure.

However, CCC believes that AgCert is taking effective steps to achieve these critical tasks and resolve those risks which lie within AgCert's control. CCC also believes that there will be a substantial global carbon market into which AgCert will be able to supply large volumes of allowances.

Yours sincerely

James Cameron
Executive Director
For and on behalf of Climate Change Capital Limited"

PART VII

US transfer restrictions

Investors are referred to the definition of a "US Person" on pages 170 to 171 below.

This document has been prepared by AgCert in making offers and sales of the Placing Shares only to non-US Persons outside the United States in transactions exempt from the registration requirements of the Securities Act in reliance on Regulation S thereunder. No directed selling efforts, as defined in Regulation S, will be made in conjunction with any offer or sale of the Placing Shares. Terms used in the following description that are defined in Regulation S are used as therein defined.

The Placing Shares have not been registered under the Securities Act and are "restricted securities" as defined in Rule 144 promulgated under the Securities Act. A purchaser of Placing Shares may not offer, sell, pledge or otherwise transfer Placing Shares in the United States or to, or for the account or benefit of, any US Person, except pursuant to an effective registration statement under the Securities Act, or pursuant to an exemption therefrom, such as certain transactions specified in, and conducted in accordance with, Regulation S, and in accordance with all applicable securities laws of the states of the United States and other jurisdictions. The Company can give no assurance that an exemption from registration will be available to any purchaser of any of the Placing Shares. Hedging transactions in the Placing Shares may not be conducted unless in compliance with the Securities Act. The certificates evidencing the Ordinary Shares and all offering materials will bear a legend to the following effect, unless AgCert determines otherwise in compliance with applicable law.

"THE ORDINARY SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE US SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IF SUCH TRANSFER IS EFFECTED (1) IN AN OFFSHORE TRANSACTION MEETING THE REQUIREMENTS OF REGULATION S UNDER THE SECURITIES ACT (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, OR (3) PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS INCLUDING APPLICABLE STATE SECURITIES LAWS OF THE UNITED STATES. HEDGING TRANSACTIONS INVOLVING THE ORDINARY SHARES OF THE COMPANY MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT."

Prior to one year after the later of (1) the time when the Placing Shares are first offered to persons other than distributors in reliance upon Regulation S or (2) the date of closing of the Placing:

(1) every purchaser of Placing Shares other than a distributor will be required to certify that it is not a US Person and is not acquiring the securities for the account or benefit of any US Person or that it is a US Person and is purchasing securities in a transaction that does not require registration under the Securities Act;

(2) every purchaser of the Placing Shares will be required to agree to resell such Placing Shares only in accordance with the provisions of Regulation S, pursuant to registration under the Securities Act, or pursuant to an available exemption from registration in and in accordance with all applicable securities laws and not to engage in hedging transactions with regard to such Placing Shares unless in compliance with the Securities Act; and

(3) each distributor selling securities to a distributor, a dealer (as defined in Section 2(a)(12) of the Securities Act), or a person receiving a selling concession, fee or other remuneration will be required to send a confirmation or other notice to the purchaser stating that the purchaser is subject to the same restrictions on offers and sales that apply to a distributor.

Pursuant to AgCert's memorandum and articles of association, AgCert will be required to refuse to register any transfer of the Placing Shares not made in accordance with the provisions of

Regulation S, pursuant to registration under the Securities Act, or pursuant to an available exemption from registration. Each purchaser of Placing Shares offered hereby in reliance on Regulation S will be deemed to have represented and agreed as follows:

(1) the purchaser is not a US Person and is not acting for the account or benefit of a US Person (other than a distributor);

(2) the purchaser understands that the Placing Shares have not been registered under the Securities Act and may not be offered, resold, pledged or otherwise transferred by such purchaser except: (a) (i) in an offshore transaction meeting the requirements of Regulation S (including Rule 903 or Rule 904 thereof), (ii) pursuant to an effective registration statement under the Securities Act, or (iii) pursuant to an available exemption from the registration requirements of the Securities Act; and (b) in accordance with all applicable securities laws of the states of the US and other jurisdictions;

(3) the purchaser understands and agrees that, if in the future it decides to resell, pledge or otherwise transfer any Placing Shares or any beneficial interests in any Placing Shares prior to the date which is one year after the later of (1) the date when the Placing Shares are first offered to persons (other than distributors) pursuant to Regulation S and (2) the date of closing of the Placing, it will do so only outside the United States in an offshore transaction in compliance with Regulation S (including Rule 903 or Rule 904 thereof) under the Securities Act, pursuant to an effective registration statement under the Securities Act or pursuant to an available exemption from the registration requirements of the Securities Act and in each of such cases in accordance with any applicable securities law of any states of the United States and other jurisdictions;

(4) the purchaser agrees to, and each subsequent holder is required to, notify any purchaser of the Placing Shares from it of the resale restrictions referred to in paragraphs (2) and (3) above, if then applicable;

(5) the purchaser acknowledges that, prior to any proposed transfer of Placing Shares other than pursuant to an effective registration statement, the transferee of Placing Shares or any interest in any Placing Shares may be required to provide certifications and other documentation relating to the non-US Person status of such transferee;

(6) the purchaser acknowledges that AgCert, Code Securities, Hoare Govett, ABN AMRO Rothschild and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and warranties and agrees that if any such acknowledgement, representation or warranty deemed to have been made by virtue of its purchase of Placing Shares is no longer accurate, it shall promptly notify AgCert, Code Securities, Hoare Govett and ABN AMRO Rothschild; and

(7) the purchaser acknowledges that the Placing Shares will bear a restrictive legend as set forth above, unless AgCert determines otherwise in compliance with applicable law.

PRIOR TO INVESTING IN THE ORDINARY SHARES OR CONDUCTING ANY TRANSACTIONS IN THE ORDINARY SHARES, INVESTORS ARE ADVISED TO CONSULT PROFESSIONAL ADVISERS REGARDING THE ABOVE RESTRICTIONS ON TRANSFER AND OTHER RESTRICTIONS REFERRED TO IN THIS DOCUMENT.

In this document, a "US Person" means:

(i) any natural person resident in, or a citizen of, the United States;

(ii) any partnership or corporation organised or incorporated under the laws of the United States;

(iii) any estate of which any executor or administrator is a US Person;

(iv) any trust of which any trustee is a US Person;

(v) any agency or branch of a foreign entity located in the United States;

(vi) any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a US Person;

(vii) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organised, incorporated, or (if an individual) resident in the United States; and

(viii) any partnership or corporation if:

(a) organised or incorporated under the laws of any foreign jurisdiction; and

(b) formed by a US Person principally for the purpose of investing in securities not registered under the Securities Act, unless it is organised or incorporated, and owned, by accredited investors (as defined in Rule 501 (a) under the Securities Act) who are not natural persons, estates or trusts.

This document does not constitute an offer of, or a solicitation of an offer to buy, any shares by or on behalf of AgCert, Code Securities, Hoare Govett or ABN AMRO Rothschild, in any jurisdiction or in any circumstances where it is not authorised or lawful to make such an offer or solicitation.

The distribution of this document and the Placing Shares may be restricted by law in certain jurisdictions. Persons into whose possession this document comes are required by AgCert, Code Securities, Hoare Govett and ABN AMRO Rothschild to inform themselves about any such restrictions and to observe any such restrictions. In particular, this document should not be distributed to persons with addresses in the United States, Canada, Australia, South Africa or Japan, or to citizens of such countries, or to any corporation, partnership or other entity created or organised under laws of such countries. Any such distribution could result in a violation of United States, Canadian, Australian, South African or Japanese laws.

These restrictions will not affect the dealings of the Company's Ordinary Shares on an open and proper basis.

PART VIII

Additional information

1. **Directors' responsibility**

(a) The Directors of the Company, whose names appear on page 4 of this document, accept responsibility for all the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

(b) The business address of each of the Directors is 3 Ballymount Trading Estate, Suite 200, Ballymount, Dublin 12, Ireland. Their respective functions are shown on page 4 of this document.

2. **The Company**

(a) The Company was incorporated in Ireland under the Acts on 8 December 2004 as a private company limited by shares with the name of AgCert International Limited and registered in Ireland with registered number 394943.

(b) On 18 May 2005 the Company was re-registered as a public limited company under the Acts and its name was changed to AgCert International plc.

(c) The Company's registered office is at 30 Herbert Street, Dublin 2, Ireland.

(d) The Company's head office is 3 Ballymount Trading Estate, Suite 200, Ballymount, Dublin 12, Ireland.

(e) The Company acquired the assets and undertakings of AgCert International LLC and AgCert Canada on 1 January 2005 and 4 April 2005, respectively. Further details of the agreements entered into by the Company are described in paragraph 11 (Material contracts).

3. **Subsidiary undertakings**

The Company has the following subsidiary undertakings, each of which is directly or indirectly wholly-owned:

(a) *AgCert Mexico*

AgCert Mexico is incorporated in Ciudad Juárez, State of Chihauhau, Mexico as a Sociedad de Responsibilidad Limitada. It has an issued share capital of $3,000 Mex. cy. of which 100 *per cent* is beneficially owned by the Company. 99 *per cent* of the share capital is registered in the name of the Company with 1 *per cent* being registered in the name of AgCert Canada Holding. The registered office of AgCert Mexico is Paso Triunfo de la Republica No. 3304, Partido Escobedo.

(b) *AgCert Brazil*

AgCert Brazil is incorporated in Brazil as a Sociadade Limidad. It has equity quotas of R$10,000 of which 100 *per cent* is beneficially owned by the Company. 99.98 *per cent* of the share capital is registered in the name of the Company with 0.02 *per cent* being registered in the name of ACIII. It is expected that the 0.02 *per cent* registered in the name of ACIII will be transferred to AgCert Canada Holding in due course. The registered office of AgCert Brazil is Avenida Netuno 29, Quadra 1, Lote 11 Alphaville C AL, Santana de Parmiba, São Paolo, Brazil.

(c) *AgCert USA*

AgCert USA is incorporated in Delaware, USA as a corporation. It has an authorised share capital of 100,000 shares of common stock, par value of $0.01. AgCert USA has 1,000 shares of common stock issued and outstanding, 100 *per cent* of which was issued to the Company for the consideration of $1,000. The registered office of AgCert USA is Corporation Trust Company, Corporation Trust Centre, 1209 Orange Street, Wilmington, New Castle, DE 19801 USA.

(d) *AgCert Canada Holding*

AgCert Canada Holding is incorporated in Ireland as a private company limited by shares. It has an authorised share capital of €300,000 divided into 30,000,000 ordinary shares of €0.01 each of which 1,000 ordinary shares have been issued. AgCert Canada Holding is wholly owned by the Company. The registered office of AgCert Canada Holding is 30 Herbert Street, Dublin 2, Ireland.

(e) *AgCert Canada*

AgCert Canada is incorporated in Nova Scotia, Canada as a Nova Scotia Unlimited Liability Company. It was registered as an extra-provincial incorporation in Alberta on 7 April 2003. It has an issued share capital of 100,000 shares without nominal or par value, which is wholly owned by AgCert Canada Holding. The registered office of AgCert Canada is at Suite 900, 1959 Upper Water Street, PO Box 997, Halifax, Nova Scotia, B3J 2X2.

The principal fields of activity for each of AgCert Mexico, AgCert Brazil and AgCert Canada are the construction of Biodigesters, the collection and monitoring of data, the aggregation of suppliers and dealing with any local issues which arise. AgCert Canada also acts as a sales agent for the Canadian market. The principal fields of activity of AgCert USA are the provision of management services, operations support and IT support, the ownership of the Group's USA intellectual property, the registration of the Group's USA patents and data warehousing. The principal field of activity for AgCert Canada Holding is to act as a holding company for AgCert Canada and as a nominee shareholder for other AgCert subsidiaries.

The issued share capital of each subsidiary undertaking comprises ordinary shares and each of such shares is fully paid.

4. Share capital

(a) The authorised share capital of the Company on incorporation was €300,000 divided into 30,000,000 ordinary shares of €0.01 each. 1,000,000 of these shares were issued on incorporation, fully paid without a premium, of which 500,000 were issued to each of the two subscribers to the Memorandum of Association of the Company, being ACIII and XL TechGroup.

(b) Pursuant to an agreement made between ACIII, XL TechGroup and AgCert International LLC on 9 December 2004, ACIII and XL TechGroup each sold 7.5 *per cent* of the entire issued share capital of the Company representing in aggregate 150,000 ordinary shares of €0.01 each to AgCert International LLC.

(c) On 27 April 2005, ACIII and XL TechGroup each transferred 7,880 ordinary shares of €0.01 each of the capital of the Company to AgCert International LLC.

(d) By a special resolution passed on 29 April 2005, the Company resolved that:

(i) each of the existing issued and unissued ordinary shares of €0.01 each be divided into 100 Ordinary Shares;

(ii) the authorised shared capital of the Company be increased to €301,000 by the creation of 10,000,000 Preferred Shares;

(iii) the Directors be and they are generally and unconditionally authorised pursuant to and in accordance with the provisions of section 20 of the 1983 Act, to exercise all the powers of the Company to allot relevant securities (within the meaning of section 20 of the 1983 Act) up to an amount equal to the authorised but as yet unissued share capital of the Company and, pursuant to such authority:

(A) to constitute the Series C Notes by the execution of the Series C Loan Note Instrument and to issue to IFC and Antipodean LLC up to an aggregate nominal amount of €8,376,450 of Series C Notes having attached thereto the right on the part of the holders thereof, *inter alia*, to convert such Series C Notes into Ordinary Shares, and to make the allotments on conversion of such Series C Notes;

(B) to allot the Preferred Shares up to an aggregate nominal amount of €62.0478; and

(C) to grant the option to IFC and Antipodean LLC pursuant to clause 4.09 of the Shareholders Agreement to subscribe for Ordinary Shares (further details of which are set out in paragraph 11.1 of this Part VIII), and to make the allotments pursuant thereto,

provided that this authority shall expire five years from the date of the passing of the resolution unless previously renewed, varied or revoked by the Company save that the Directors may allot relevant securities, notwithstanding that this authority has expired, if the relevant securities are allotted in pursuance of an offer or agreement made by the Company before the authority expired; and

(iv) the Directors be and they are empowered, pursuant to section 24 of the 1983 Act, to allot and issue equity securities pursuant to sub-paragraph (iii) above as if section 23 (1) of the 1983 Act did not apply to such allotment and issue.

(e) On 29 April 2005, the Company entered into a subscription agreement (the "Subscription Agreement") with, amongst others, IFC and Antipodean LLC. Pursuant to the Subscription Agreement, the Company agreed to issue to IFC 7,755,972 Preferred Shares and €7,755,972 in nominal value of Series C Notes. Interest is payable on the Series C Notes at the rate of 8 *per cent* per annum. Upon Admission, the Preferred Shares will be redeemed at par and cancelled, and the Series C Notes will automatically be converted into 9,359,010 Ordinary Shares representing 6.1 *per cent* of the share capital of the Company on Admission.

(f) Pursuant to the Subscription Agreement, the Company agreed to issue to Antipodean LLC 620,478 Preferred Shares and €620,478 in nominal value of Series C Notes in compensation for services rendered to the Company by Antipodean LLC having a value of €620,541. Upon Admission, the Preferred Shares will be redeemed at par and cancelled, and the Series C Notes will automatically be converted into 748,646 Ordinary Shares, representing 0.5 *per cent* of the entire issued shared capital of the Company on Admission.

(g) By a special resolution passed on 4 May 2005, the Company resolved that pursuant to the authority granted to the Directors under paragraph (d) above to exercise all the powers of the Company to allot relevant securities (within the meaning of section 20 of the Companies (Amendment) Act 1983) up to an amount equal to the authorised but as yet unissued share capital of the Company, the Directors be authorised to allot the Preferred Shares up to an aggregate nominal amount of €837.645.

(h) By resolutions passed on 2 June 2005, conditional upon Admission it was resolved that:

(i) without prejudice to any authorisations and powers previously conferred on the Directors under sections 20 and 24 of the Companies (Amendment) Act 1983 (the "1983 Act") in relation to (a) the constitution of the Series C variable rate redeemable unsecured convertible loan notes of the Company and allotments of Ordinary Shares of 0.01 cents ("Ordinary Shares") in the capital of the Company on conversion of those loan notes and (b) in respect of the option granted by the Company to International Finance Corporation and Antipodean Partners, LLC to subscribe for Ordinary Shares pursuant to clause 4.09 of the Shareholders' Agreement between the Company, AgCert International, LLC, XL TechGroup, Inc., Andlinger Capital III LLC, Antipodean Partners, LLC and International Finance Corporation but otherwise in substitution for all existing authorities, the Directors be generally and unconditionally authorised in accordance with section 20 of the 1983 Act to allot relevant securities (as defined in section 20(10) of the 1983 Act) up to an aggregate nominal amount of €9,461.76 and, pursuant to such authority, to allot equity securities (as defined in section 23(13) of the 1983 Act) in connection with (i) the placing of 43,436,293 Ordinary Shares in the capital of the Company pursuant to a placing agreement dated 3 June 2005 between the Company (1), the directors of the Company (2), XL TechGroup, Inc. (3), Andlinger Capital III LLC (4), Code Securities Limited (5), Hoare Govett Limited (6) and ABN AMRO Rothschild (7), (ii) in respect of offers by way of rights (including open offers) and (iii) otherwise for cash up to an aggregate nominal amount of €767.72, such authority to expire at the conclusion of the annual general meeting of the Company to be held in 2006;

(ii) the Directors be empowered pursuant to section 24 of the 1983 Act to issue equity securities, pursuant to the authority granted by resolution 1 above, as if section 23(1) of the 1983 Act did not apply to such allotment;

(iii) the 8,376,450 Series A Redeemable Non-Convertible Shares of 0.01 cents each ("Series A Shares") in the issued share capital of the Company be and are hereby redeemed at nominal value pursuant to section 207(d)(ii) of the Companies Act 1990 out of the proceeds of an issue of shares made pursuant to the authority granted at resolution 1 above and immediately upon such redemption be cancelled pursuant to section 208 of the Companies Act 1990 and the issued share capital be reduced by the nominal value of the Series A Shares so redeemed and cancelled;

(iv) all the Series A Shares comprising that part of the unissued share capital of the Company which, at the date of the passing of this resolution have not been taken or agreed to be taken by any person, be and are hereby cancelled pursuant to section 68(1)(e) of the Companies Act 1963 with immediate effect and the authorised share capital of the Company be and is hereby diminished by the amount of the Series A Shares so cancelled;

(v) the Articles be adopted; and

(vi) the Share Plan be adopted.

(i) The following table shows the authorised and issued share capital of the Company as at the date of this document and on Admission:

AT THE DATE OF THIS DOCUMENT

Authorised			*Issued and Fully Paid*	
Number	*Amount*		*Number*	*Amount*
10,000,000	€1,000	Preferred Shares	8,376,450	€838
3,000,000,000	€300,000	Ordinary Shares	100,000,000	€10,000

ON ADMISSION

Authorised			*Issued and Fully Paid**	
Number	*Amount*		*Number*	*Amount*
3,000,000,000	€300,000	Ordinary Shares	153,543,949	€15,354.39

*The Series C Notes convert into Ordinary Shares on Admission.

(j) All existing Ordinary Shares and the Placing Shares will be in certificated form and will not be eligible for settlement within CREST upon Admission.

(k) The provisions of section 23(1) of the 1983 Act which, to the extent not disapplied pursuant to section 24 of the 1983 Act, confer on shareholders rights of pre-emption in respect of the allotment of equity securities which are, or are to be, paid up in cash, apply to the authorised but unissued share capital of the Company, except to the extent disapplied by the resolutions referred to in paragraph 4(h)) above.

(l) Save as disclosed in this paragraph 4 (Share capital) and paragraph 11 (Material contracts) of this Part VIII within the five years immediately preceding the date of this document:

(i) there has been no change in the amount of the issued share or loan capital of the Company and no material change in the amount of the issued share or loan capital of any of its subsidiaries other than intra-group issues by wholly-owned subsidiaries and pro rata issues by partly owned subsidiaries; and

(ii) no commissions, discounts, brokerages or other special terms have been granted by the Company or any of its subsidiaries in connection with the issue or sale of any share capital of the Company or any of its subsidiaries.

(m) Save for the options held by IFC and Antipodean LLC to subscribe for in aggregate 2,021,544 Ordinary Shares at the Placing Price described in paragraph 11 (Material contracts) of this Part VIII no share or loan capital of the Company or any subsidiary is under option or has been agreed conditionally or unconditionally to be put under option.

(n) In so far as it known to the Company the following persons other than the Directors whose interests are set out in paragraph 7 (Directors' and other interests) of this Part VIII shares will on Admission be interested, directly or indirectly, in three *per cent* or more of the issued share capital of the Company:

	Immediately prior to Admission		*On Admission*	
	Number of Ordinary Shares	*Percentage of issued Ordinary Share capital*	*Number of Ordinary Shares*	*Percentage of issued Ordinary Share capital*
ACIII	41,712,000	41.7	41,712,000	27.2
XL TechGroup	41,712,000	41.7	41,712,000	27.2
AgCert International LLC	16,576,000	16.5	16,576,000	10.8
IFC	—	—	9,359,010	6.1

Save as set out above and in paragraph 7, the Company is not aware of any person who will be interested, directly or indirectly, in three *per cent* or more of the issued share capital of the Company immediately following Admission.

(o) AgCert International LLC holds 16,576,000 Ordinary Shares. Certain employees of the Group who are unit holders in AgCert International LLC, including but not limited to Alan Tank, Paul D'Alton and all members of senior management as well as a number of warrantholders of AgCert International LLC who elect to exercise such warrants, have the right, exercisable beginning 30 June 2006, to call for the distribution to them of Ordinary Shares in satisfaction of the redemption of the units they hold in AgCert International LLC.

5. Memorandum and Articles of Association

The Memorandum of Association of the Company provides that the Company's principal object is to carry on the business of the acquisition, owning and sale of environmental benefits including GHG emission reductions and allowances. The objects of the Company are set out fully in Clause 3 of the Memorandum of Association of the Company which is available for inspection at the address specified in paragraph 16 below.

The Articles which will become effective on Admission (at which time the Preferred Shares will be redeemed at par and cancelled) will contain provisions, inter alia, to the following effect:

(a) *Voting*

Votes of members at a general meeting may be given either personally or by proxy. Subject to any rights or restrictions as to voting attached to any class of shares and subject to any suspension at any general meeting:

(i) on a show of hands every member who is present in person and every person present who is the duly authorised representative of one or more corporations shall have one vote; and

(ii) on a poll every member who is present in person or by proxy has one vote for every share of which he is the holder.

A member is not entitled to vote if any calls or other monies due in respect of his shares remain unpaid and a shareholder may be disenfranchised where he, or a person appearing to be interested in shares, fails to comply with a notice from the Company requiring him to indicate the capacity in which he holds such shares or any interest in them.

(b) *Dividends and distributions*

Subject to the provision of the Acts, dividends may be declared by ordinary resolution but shall in no event exceed the amount recommended by the directors.

Subject to the rights of persons (if any) entitled to shares with special dividend rights, all dividends will be paid according to the amounts paid up (other than amounts paid up in advance) on the shares in respect of which the dividend is paid.

Subject to the provisions of the Acts, the Board may from time to time pay to the members such interim dividends as appear to it to be justified by the profits of the Company. If any member or any other person appearing to be interested in shares held by that member representing 0.25 *per cent* or more of the class of shares concerned shall be in default in supplying to the Company any information required by any notice given pursuant to the Articles, the directors may by notice to such member direct that any dividend (or any part thereof) or other monies payable on such shares shall be retained by the Company and that any right to receive any additional shares in the Company in lieu of any dividends in accordance with the Articles shall be of no effect.

For so long as the Company has one class of shares, on a liquidation of the Company the holders of shares are entitled pari passu amongst themselves in proportion to their shareholdings and to the amounts paid up or credited as paid up on their shares to share in any surplus assets of the Company.

(c) *Unclaimed dividends*

Any dividends, interest or other sums payable which remains unclaimed for one year after having been declared may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed. If the Directors so resolve, any dividend which is still unclaimed twelve years after having become due for payment shall be forfeited and shall cease to remain owing by the Company.

(d) *Untraced shareholders*

The Company shall be entitled to sell any shares at the best price reasonably obtainable in the Company of a member who is untraceable if:

(i) during a period of twelve years no cheque order or warrant addressed by the Company to the member or the person entitled to such shares by transmission through the post in a pre-paid letter addressed to the holder of such share at his address on the register or the last known address given by him has been cashed and no communication has been received by the Company from the holder or the person entitled by transmission (provided that during such twelve year period at least three dividends shall have become payable in respect of such share);

(ii) the Company has, after the expiration of the said period of twelve years, given notice of its intention to sell such share by advertisement in a leading daily newspaper with a national circulation in Ireland and in a newspaper circulating in the area in which the address of the holder of such share is located;

(iii) the Company has informed the London Stock Exchange of its intention to sell such share(s); and

(iv) the Company has not, during the further period of three months after the date of the advertisement and prior to the exercise of the power of sale, received any communication from the holder of such share.

(e) *Variation of rights*

If at any time the capital of the Company is divided into different classes of shares, all or any of the rights or privileges attached to any class of share may be varied or abrogated in such manner (if any), with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

(f) *Alteration of capital*

The Company may by ordinary resolution:

(i) increase its share capital;

(ii) consolidate and divide all or any of its share capital into shares of larger amounts;

(iii) subject to the provisions of the Acts, sub-divide its shares or any of them into shares of smaller amounts; or

(iv) cancel any shares which have not been taken or agreed to be taken by any person and reduce the amount of its authorised share capital by the amount of shares so cancelled.

The Company may by special resolution reduce its share capital or any capital redemption reserve or share premium account in any manner and with and subject to any conditions, authorities and consents required by law.

(g) *Transfer of shares*

All transfers of certificated shares shall be effected by instrument in writing, in any usual or common form or in any other form acceptable to the directors and shall be signed by or on behalf of the transferor and, if the share is partly paid, by the transferee. Uncertificated shares are permitted and may be transferred in accordance with the Companies Act 1990 (Uncertified Securities Regulations 1996) and the facilities and requirements of the relevant scheme concerned. The instrument of any certificated share transferred shall be executed by or on behalf of the transferor and in cases where the share is not fully paid by or on behalf of the transferee. The Directors may, in their absolute discretion and without assigning any reason therefor, decline to register any transfer of a partly-paid share (provided that in the case of partly-paid shares which are listed or dealt in on any regulated market of the London Stock Exchange the Directors shall not exercise that discretion in such a way as to prevent dealings in such shares from taking place on an open and proper basis). The Directors shall decline to register the transfer of any certificated share where it appears to the Directors that the transfer is not made in accordance with the provisions of Regulation S under the United States Securities Act 1933 as amended ("US Securities Act"), pursuant to registration under the US Securities Act, or pursuant to an available exemption from registration.

The Directors may also decline to register any instrument of transfer of any certificated shares unless: (i) it is lodged at the registered office of the Company or at such other place as the Directors may appoint and is accompanied by the certificate of shares to which it relates and such other evidence as the Directors may reasonably require to prove the title of the transferor; (ii) it is in respect of one class of share only; and (iii) it is in favour of not more than four persons jointly. The Directors may refuse to register a transfer of uncertificated shares only in such circumstances as may be permitted or required by the aforesaid Regulations or where the transfer is in favour of more than four persons jointly. The registration of transfers of shares may be suspended at such times and for such periods (not exceeding 30 days in each year) as the Directors may determine (but subject to provisions of the aforesaid Regulations).

(h) *Directors*

(i) The aggregate ordinary remuneration of the Directors (excluding remuneration for additional executive or non-executive office) shall not exceed in aggregate €500,000 per annum or such other figure as may be determined from time to time by ordinary resolution. The Directors are also entitled to be repaid all travelling, hotel and other expenses necessarily incurred by them in or about the performance of their duties as directors. The Board may also grant additional special remuneration to any Director who, being called upon, performs any special duties outside his ordinary duties as a Director.

(ii) A Director shall not be disqualified from his office by contracting with the Company, nor is any contract or arrangement entered into on behalf of the Company in which any Director is any way interested liable to be avoided, nor is any director so contracting or being so interested liable to account to the Company for the profit realised thereby, but the nature of his interest must be declared by the director at a meeting of the board.

(iii) Save as provided below, a Director may not vote in respect of any contract or arrangement or any other proposal in which he has any material interest otherwise than by virtue of his interest in shares or debentures or other securities of or otherwise in or through the Company. A Director will not be counted in the quorum for a meeting in relation to any resolution on which he is debarred from voting.

(iv) A Director shall (in the absence of a material interest other than those indicated below) be entitled to vote (and be counted in a quorum) in respect of any resolution concerning any of the following matters:

(aa) the giving of any security, guarantee or indemnity to him in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of the Company or any of its subsidiaries;

(bb) the giving of any security, guarantee or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(cc) any proposal concerning an offer of shares or debentures or other securities in or by the Company or any of its subsidiaries for subscription or purchase in which offer he is or is to be interested as a participant in the underwriting or sub-underwriting thereof;

(dd) any proposal concerning any other company in which he (together with any persons connected with him as defined below) does not to his knowledge have an interest (as that term issued in Chapter 2 of Part IV of the Companies Act, 1990 (the "1990 Act") in 1 *per cent* or more of any class of share capital of such company or of the voting rights available to the members of the relevant company;

(ee) any proposal relating to any arrangement for the benefit of employees of the Company or any of its subsidiary undertakings which does not award him any privilege or benefit not generally awarded to the employees to which such arrangement relates; or

(ff) any proposal concerning the giving to any Director of any indemnity or the discharge of the cost of any insurance which the Company proposes to maintain or purchase for the benefit of any Director.

For the purposes of the above provisions, section 26 of the 1990 Act shall apply for the purposes of determining whether a person is connected with a Director except that in subparagraph (dd) above a person who is a parent, brother, sister or child (not being a minor child) of a Director shall not by virtue only of that relationship be deemed to be connected with the Director.

(v) There is no requirement for directors to hold qualification shares.

(vi) A Director shall not be required to retire at any time on account of age.

(i) *Borrowing powers*

The Directors may exercise all the powers of the Company to borrow or raise money and to mortgage or charge its undertaking, property, assets and uncalled capital or any part thereof and, subject to Part III of the 1983 Act, to issue debentures, debenture stock and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party, up to an amount equal to the greater of 4 times the net asset value of the Company and €280 million (or such increased amount as is sanctioned by shareholders in general meeting).

(j) *Winding up*

If the Company should be wound up in circumstances where the assets available for distribution among the members is insufficient to repay the whole of the paid up share capital, then such assets will be distributed so that the members bear the losses in

proportion to their paid up share capital. If the Company should be wound up in circumstances where the assets available for distribution among the members is more than sufficient to repay the whole of the paid up share capital, then the excess will be distributed among the members in proportion to their paid up share capital.

6. **Premises**

The following are the principal establishments owned or leased or used by the Group:

Premises	*Tenure*	*Start date*	*Tenancy or Licence expiry date*	*Rent per annum*
3, Ballymount Trading Estate, Dublin	licencee	15.12.2004	Terminable by either party on 3 months' notice	€4,200
1901 South Harbor City Boulevard, Suite 300, Melbourne, Florida	licencee	01.10.2003	Terminable by either party on 60 days' notice	$84,000
Av Homero 1840-1405 Colonia Chapultepec Morales, Mexico, Distrito Federal CP 11570	tenant	01.05.2005	31.04.2006	187,704 Pesos
No 112,11 andar, Edificio Corporate Plaza, Rua Alexandre Dumas, 2100, Chacara Santo Antonio, Sao Paulo	tenant	04.05.2005	03.05.2008	R$132,000
Manulife Place, Suite #1000, 10180-101 Street, Edmonton, Alberta T5J 3S4	tenant	01.06.2004	31.05.2006	Can$2,100

7. **Directors' and other interests**

(a) The interests as at 2 June 2005 (the latest practicable date before publication of this document), which (i) have been notified in writing by each Director to the Company pursuant to section 53 or section 64 of the 1990 Act, (ii) are required pursuant to section 59 of the 1990 Act to be entered in the register referred to therein, or (iii) are interests of a person 'connected with' a director which would, if the person connected with the Director were a Director, be required to be disclosed under (i) or registered under (ii) above, and the existence of which is known to or could with reasonable diligence be ascertained by that Director, all of which are beneficial, except as stated below, were, and are expected to be on Admission, as follows:

	Immmediately prior to Admission		*On Admission*	
Director	*Number of Ordinary Shares*	*Percentage of issued Ordinary Share capital*	*Number of Ordinary Shares*	*Percentage of issued Ordinary Share capital*
Merrick Andlinger[1]	41,712,000	41.71	41,712,000	27.17
Gregory Haskell	—	—	—	—
Sir Robert Malpas	—	—	50,000	0.03
Peter Murray	—	—	53,571	0.03
Dr Franz Fischler	—	—	—	—
Paul D'Alton	648,704	0.65	677,275	0.44
Alan Tank	2,756,990	2.76	2,756,990	1.80

1 Mr Andlinger's interest in Ordinary Shares is by virtue of his interest in ACIII

(b) No share options have been granted to the Directors.

(c) Save as set out immediately below, or as disclosed elsewhere in this document, no directorships of any company, other than the Company or subsidiary companies, have been held or occupied over the previous five years by any of the Directors or senior managers, nor over that period has any of the Directors or senior managers been a partner in a partnership:

Director	*Current Directorships*	*Previous Directorships*
Alan Tank	Sheridan School AgCert International LLC	National Pork Producers Council Environmental Management Solutions LLC American Pork Export Trading Company
Gregory Haskell	AgCert International LLC XL TechGroup, Inc.	Assettrade.com, Inc. Axcess, Inc. Computerjobs.com, Inc. CyberCrop.com, Inc. e-Chemicals, Inc. Paperexchange.com, Inc. Presideo, Inc. XL Vision, Inc. XL TechGroup PLC XL TechGroup LP XL TechGroup Founders LLC XL TechGroup GP LLC
Paul D'Alton	Bank of Ireland Life Holdings PLC Comhforbairt (Gaillmh) Teoranta (t/a Aer Arann Express) Irish Takeover Panel Lifetime Holdings Limited New Star Global Investment Funds PLC New Star Investment Funds (Ireland) Limited Ranelagh Consultants Limited	Advanced Environmental Solutions (Ireland) Limited Bank of Ireland UK Holdings PLC BIAM Holdings BOI Insurance Limited EuroConex Technologies Limited IBI Interfunding Company J&E Davy Holdings Limited Josiah Wedgwood & Sons Limited Lartington Limited Laurus Limited Lifetime Assurance Company Limited New Ireland Holdings PLC Riverdeep Group PLC Rosenthal AG SEI Global Assets Fund PLC SEI Global Investment Fund PLC SEI Global Master Fund PLC SEI Investments Global Fund Services Limited SEI Investments Global Limited Systems 2001 Asset Trust Ireland Finance PLC The Governor and Company of the Bank of Ireland The Investment Bank of Ireland Limited Waterford Crystal Limited Waterford Wedgwood GmbH Waterford Wedgwood PLC Waterford Wedgwood UK PLC
Merrick Andlinger	AgCert International LLC CyberAlert Inc. Xanalys Inc. The Montclair Kimberley Academy O'Brian & Gere Limited	Pure Energy Corporation Proterion Corporation Montclair Art Museum

Director	*Current Directorships*	*Previous Directorships*
Sir Robert Malpas	Evolution plc ENAGAS Spain Ferghana plc	Baring Brothers Ferghana Partners plc Repsol SA
Peter Murray	Argyle Asset Management Ltd BNP Paribas Asset Management (Ireland) Limited The Bridge Project Crescent Global Investment Fund (Ireland) PLC DFD Select Group Management (Ireland) Limited DFD Swan Fund of Funds PLC Robert J Goff & Co plc H&K Dublin Ltd H&K Europe Ltd H&K International Inc. H&K Rugby Ltd H&K Services Ltd IDMoS plc Information Mosaic Limited io Asset Management (Dublin) Limited The Irish Youth Foundation Jack & Jill Foundation Limited Northern Trust Global Funds PLC Oasis Global Investment Fund (Ireland) PLC Sanlam Ireland Limited SelectHedge Diversified Umbrella Fund PLC SPREFS UK Commercial Property Fund PLC Systems Solutions Limited	Anglo Irish Bank Corporation plc EiRx Therapeutics Ltd eWare Limited Gensec Bank Holdings B.V. Gensec Dublin Limited Gensec Ireland Limited Goffs Bloodstock Sales Ltd Monaghan Middlebrook Mushrooms Limited Pleroma Ltd Newport Capital Group Ltd TASC Administration (Dublin) Limited

Senior Manager	*Current Directorships*	*Previous Directorships*
John McMorris	None	None
Todd Jones	None	Semtor, Inc.
Shayne Reeb	None	Prescott Consulting Inc. Semtor, Inc.
George Bolton	None	None
Mathias Huber	None	DSM Nutritional Products, Brazil Roche Vitamins Brazil Ltd Hoffman La Roche Limited
Hernan Mateus	None	Bionatur SA O'Brien & Gere de Mexico SA
Len Eddy	None	WholeFarm Company Ltd
Alan Bishop	None	None

(d) Save as disclosed in (vii) to (xii) below, no Director or senior manager:

(i) has any unspent convictions in relation to indictable offences; or

(ii) has been bankrupt or the subject of an individual voluntary arrangement, or has had a receiver appointed to any asset of such Director or senior manager; or

(iii) has been a director of any company which, while he was a director or within 12 months after he ceased to be a director, had a receiver appointed or went into compulsory liquidation, creditors voluntary liquidation, administration or company voluntary arrangement, or made any composition or arrangement with its creditors generally or with any class of its creditors; or

(iv) has been a partner of any partnership which, while he was a partner or within 12 months after he ceased to be a partner, went into compulsory liquidation, administration or partnership voluntary arrangement, or had a receiver appointed to any asset; or

(v) has had any public criticism by statutory or regulatory authorities (including designated professional bodies); or

(vi) has been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

(vii) Merrick Andlinger was a director of Proterion Corporation (an Andlinger investee company) until autumn of 2004 when he resigned, shortly thereafter the board of directors decided that the company should make an assignment of its assets for the benefit of creditors. The assignee conducted an auction of the company's assets and intends to make payments to the creditors as authorised by the court supervising the process. The court will determine the company's ultimate disposition, but it will most likely be dissolved. As at the date of this document the deficit to creditors is unknown as the process is ongoing;

(viii) Gregory Haskell was a director of CyberCrop.com, Inc. until 2000. In 2000 CyberCrop.com, Inc. entered into voluntary proceedings pursuant to Chapter 7 of the US Bankruptcy Code. CyberCrop.com no longer trades;

(ix) Gregory Haskell was a director of Presideo, Inc. from 1997 until 1998. In 2000, Presideo, Inc. entered into voluntary proceedings pursuant to Chapter 11 of the US Bankruptcy Code. Presideo, Inc. was purchased out of Chapter 11 by Computer Consultants Merchants, Inc. and trades under the name TrustedSpace;

(x) on 18 June 2004, Gregory Haskell was appointed as a director of XL TechGroup PLC. XL TechGroup PLC has not traded and, following a meeting of XL TechGroup PLC on 20 September 2004 it was resolved that XL TechGroup PLC be struck off the Register of Companies in England and Wales;

(xi) John McMorris was the owner of a residential property in Merrimack New Hampshire, the mortgage over which was forclosed by the lender in 1990 following the failure of Mr McMorris' tenants to pay rent and the bankruptcy of Mr McMorris' employer leading to his redundancy; and

(xii) Todd Jones and Shayne Reeb were directors of Semtor, Inc until January 2001 when it was acquired by iReality Group Limited. They remained employed there until February 2002 and June 2002 respectively. In October 2002, iReality Group USA, a subsidiary of iReality Group filed for voluntary dissolution.

(e) The business address of all the senior managers is 1901 Harbor City Blvd., Suite 400, Melbourne, FL, USA 32901 save for Mathias Huber whose business address is No 112, 11 andar, Edificio Corporate Plaza, Rua Alexandre Dumas, 2100, Chacara Santo Antonio, Sao Paulo; Len Eddy whose business address is Suite 1000, 10180-101 Street, Edmonton, Alberta, Canada T5J 3S4; and Hernan Mateus whose business address is Av Homero 1804-1405, Colonia Chapultepec Morales, Mexico, Distrito Federal, CP 11570.

(f) No Director has or has had any interest in any transaction which is or was unusual in its nature or conditions or significant to the business of the Group and was effected during the current or immediately preceding financial year or effected during any earlier financial year and which remains outstanding and unperformed.

8. Directors' service contracts and emoluments

(a) With effect from 6 January 2005, AgCert USA entered into a service contract with Alan Tank. The contract is for an initial term of 2 years and unless terminated on 12 months notice continues for successive periods of 12 months. The salary payable to Mr Tank is US$400,000 per annum. He is also entitled to medical health insurance. In addition Mr Tank is entitled to participate in its incentive remuneration scheme described on page 44 of this document pursuant to which he shall be entitled to receive up to 50 *per cent* of his base salary if the Group achieves its operating plan and up to a further 50 *per cent* of his base salary if the Group exceeds that plan. The personal performance criteria for Mr Tank to achieve his bonus are set by the Remuneration Committee of the Board.

(b) On 17 March 2005, the Company entered into a service contract with Paul D'Alton. The contract is for a period of 3 years, and is terminable upon 3 months' notice expiring on or after the third anniversary of its commencement. The salary payable to Mr D'Alton is €250,000 per annum. Mr D'Alton is also entitled to have medical health insurance. Mr D'Alton is entitled to participate in the incentive remuneration scheme described on page 44 of this document pursuant to which he will be entitled to receive up to 50 *per cent* of his base salary if the Group achieves its operating plan and up to a further 50 *per cent* of his base salary if the Group exceeds that plan. The personal performance criteria for Mr D'Alton to achieve his bonus are set by the Remuneration Committee of the Board.

(c) Under the terms of their letters of appointment as Non-executive Directors of the Company, Gregory Haskell, Sir Robert Malpas, Peter Murray and Dr Franz Fischler are each entitled to a fee of €60,000 per annum, Merrick Andlinger, as non-executive Chairman, is entitled to a fee of €85,000 per annum. Their appointments will continue until the annual general meeting of the Company to be held in 2006 and thereafter (subject to retirement by rotation under the articles of association) unless terminated by 3 months' notice.

(d) The aggregate of the remuneration paid and benefits in kind granted to the Directors by any member of the Group for the year ended 31 December 2004 amounted to £nil. The aggregate of the remuneration paid to the executive officers of the Combined Entity for the year ended 31 December 2004 amounted to $389,422.

(e) The aggregate remuneration including benefits in kind payable to the Directors by any member of the Group for the financial period ending 31 December 2005 will be approximately £1.0 million (€1.5 million) assuming the bonus performance criteria are achieved in full.

9. Share Plan

Following admission, employees, directors, officers and consultants of the Group will be eligible to participate in the Share Plan. The Share Plan will be administered and operated by the Remuneration Committee of the Board.

The Share Plan was adopted by the Company on 2 June 2005. The Share Plan provides a framework for the grant of equity and other equity related incentives to staff in different jurisdictions. Awards may take the form of share options (including incentive stock options which comply with US tax requirements), share appreciation rights, restricted shares, deferred shares or such other awards deliverable in or related to the shares in the Company or factors that may influence the value of such shares. Benefits under the Share Plan will not be pensionable.

The aim of the Remuneration Committee is to implement appropriate plans, within the framework of the Share Plan, specific to those jurisdictions where the staff are located and which take account of the local regulatory and taxation regimes in which those sub plans will operate.

(a) *Eligibility*

Awards may be granted to employees, officers, directors of and consultants to the Group at the discretion of the Remuneration Committee.

(b) *Grant*

Awards under the Share Plan may be made within 42 days after the announcement by the Company of its annual or interim results or the date on which listing particulars or a prospectus or a document containing equivalent information in relation to shares in the Company is published. Awards may also be made at any other time when the circumstances are considered by the Remuneration Committee to be exceptional. No awards may be made later than ten years after the date of adoption of the Share Plan by the Company.

(c) *Plan limits*

The total number of shares (including treasury shares) issued and issuable under awards granted under the Share Plan may not exceed ten *per cent* of the issued ordinary share capital of the Company provided that, for the purposes of incentive stock options, no more than 15,000,000 Ordinary Shares may be issued.

(d) *Exercise price/value of award*

Where share options are awarded, the price per share payable on exercise must not be less than the market value per share at the time of grant. If share appreciation rights are awarded, the value of the share-related incentive will be calculated by reference to the growth in market value of a share between the date of award and the date of exercise. Restricted or deferred shares may be awarded or sold to participants for less than the market value of the shares at the time of grant.

(e) *Exercise and lapse of awards*

No minimum period is prescribed under the Share Plan prior to the exercise or lapse of an award, which will be determined by the Remuneration Committee on implementation of the Share Plan in different jurisdictions.

Awards under the Share Plan may be made subject to the attainment of performance targets in such objective manner as the Remuneration Committee considers appropriate. Performance targets may be set by reference to the overall group financial performance or the performance of the participant, or of more focussed regional or departmental functions in which the participant is employed.

Awards will usually lapse on termination of employment although the Remuneration Committee has the power to provide that awards will either become exercisable or vest on termination of employment or services by reason of death, disability or normal or early retirement, or in the case of hardship or other special circumstances.

All awards under the Share Plan must also prescribe the extent to which awards will vest and/or become exercisable in the event of a change of control of the Company.

(f) *Adjustments of capital structure*

In the event of a variation in the capital structure of the Company, the Remuneration Committee may provide for adjustments in the number and kind of shares and/or the option price or other price of shares subject to outstanding awards granted under the Share Plan.

(g) *Administration and amendment*

The Remuneration Committee may at any time amend the Share Plan in whole or in part provided that the prior approval of the shareholders of the Company is obtained in order to comply with applicable law and the rules of the London Stock Exchange and also for any amendments to provisions relating to eligibility, the overall limit on the issue of new shares, the maximum entitlement for any participant and any adjustments to any existing awards, where such changes are to the advantage of participants (save for minor amendments to benefit the administration of the Share Plan, to take account of changes in legislation or to obtain or maintain favourable taxation or regulatory treatment for participants or for any member of the Group).

The Remuneration Committee is also empowered to approve such supplements to or amendments, restatements or alternative versions of the Share Plan as it may consider necessary or appropriate to take account of local law, tax policy or custom in particular jurisdictions.

10. Placing Agreement, lock-in and orderly market arrangements and relationship agreement

10.1 *Placing Agreement*

10.1.1 Pursuant to the Placing Agreement dated 3 June 2005 made between, *inter alia*, the Company (1), the Directors (2), XL TechGroup (3), ACIII (4), ABN AMRO Rothschild (5), Hoare Govett (6) and Code Securities (7):

(a) the Company confirmed the appointment of Hoare Govett and Code Securities as joint sponsors in connection with the Company's applications for Admission;

(b) the Underwriters have agreed to procure subscribers for (or, failing which, themselves to subscribe for) the Placing Shares to be issued by the Company in the Placing at the Placing Price;

(c) the obligations of the Underwriters to procure subscribers for, or failing which, to subscribe themselves for, the Placing Shares are subject to certain conditions (including, among others, Admission taking place not later than 8.00 am on 8 June 2005 or such later time and/or date as the Underwriters and the Company may agree, being not later than 3.00 pm on 30 June 2005). When Admission occurs, the Underwriters will be subject to an unconditional obligation to underwrite the placing of all Placing Shares issued in connection with the Placing and the Underwriters will not be permitted to terminate the Placing Agreement in any circumstances;

(d) the Company has agreed to pay to the Underwriters and the Sponsors aggregate commissions equal to 6 *per cent* of the amount equal to the Placing Price multiplied by the number of Placing Shares issued by the Company in connection with the Placing;

(e) the Company has agreed to pay (together with any related value added tax) certain costs, charges and expenses of, or incidental to, amongst others, the Placing, Admission or the other arrangements contemplated by the Placing Agreement, including (without limitation) its own legal fees, the costs and expenses of the Registrars and certain of the Underwriters' and the Sponsors' expenses;

(f) the Company, XL TechGroup, ACIII and the Directors have given certain representations, warranties and indemnities to ABN AMRO Rothschild, Hoare Govett and Code Securities which are typical for an agreement of this nature; and

(g) any of ABN AMRO Rothschild, Hoare Govett or Code Securities may terminate the Placing Agreement before Admission in certain circumstances, including if the warranties referred to above have ceased to be true and accurate and not misleading in any material respect and if certain force majeure circumstances arise before Admission.

10.2 *Lock-in and orderly market arrangements*

10.2.1 Pursuant to the Lock-in Agreement dated 3 June 2005 made between the Company (1), AgCert International LLC, ACIII, XL TechGroup, IFC and Antipodean LLC (each a "Shareholder") (2), ABN AMRO Rothschild (3), Hoare Govett (4) and Code Securities (5), the Shareholders have agreed, conditional upon Admission taking place, not to dispose of any interest in Ordinary Shares:

(a) which the Shareholder legally or beneficially owns, or which it will otherwise hold or control, on or after the date of Admission (which shall include, in the case of IFC and Antipodean LLC, those Ordinary Shares to which they become entitled following exercise of their options described in paragraph 11(b)(2) of this Part VIII but will not include any Ordinary Shares bought in the market), or (b) which are allotted or issued to the Shareholder pursuant to any capital reorganisation (including by way of capitalisation of profits, share premium account or any capital or reserve account of the Company). The obligations referred to in this paragraph apply to AgCert International LLC, ACIII and XL TechGroup for a period of 12 months following Admission and to IFC and Antipodean LLC for a period of 9 months from Admission in respect of all of their Ordinary Shares and, following the expiry of such 9-month period, for a further period of 3 months in respect of 60 *per cent* of their Ordinary Shares.

10.2.2 Pursuant to the Lock-in Agreement the Shareholders have agreed, conditional on Admission taking place, that any disposal of Ordinary Shares permitted by the Lock-in Agreement will be effected through Hoare Govett and Code Securities or in such other manner (including any broker) as Hoare Govett and Code Securities may reasonably approve and on such other terms, including as to sale, price, volumes and timing, as Hoare Govett and Code Securities may reasonably agree for the purposes of maintaining an orderly market in the Company's securities. The restrictions referred to in this paragraph apply to AgCert International LLC, ACIII and XL TechGroup for a period of 24 months following Admission and to IFC and Antipodean LLC for a period of 18 months following Admission.

10.2.3 The restrictions set out in paragraphs 10.2.1 and 10.2.2 are subject to specified exemptions including:

(a) any disposal of Ordinary Shares which is notified in writing in advance to the Company and to each of ABN AMRO Rothschild, Hoare Govett and Code Securities and to which each of ABN AMRO Rothschild, Hoare Govett and Code Securities gives its prior consent in writing; or

(b) an acceptance of a general offer for the share capital of the Company made in accordance with the Irish Takeover Panel Act, 1997, Takeover Rules 2001 (as amended); or

(c) any disposal of Ordinary Shares pursuant to a compromise or arrangement under section 201 of the Companies Acts 1963 of Ireland; or

(d) any disposal of Ordinary Shares pursuant to a scheme of reconstruction under section 260 of the Companies Acts 1963 of Ireland in relation to the Company; or

(e) any disposal of Ordinary Shares made pursuant to an offer by the Company to purchase its own shares which is made on identical terms to all holders of Ordinary Shares and otherwise complies with the Listing Rules.

10.2.4 Pursuant to the Lock-in Agreement, and with a view to assisting Hoare Govett and Code Securities in maintaining an orderly market in the Company's securities, each of the Shareholders has agreed that, for so long as it remains subject to the orderly market restrictions summarised in paragraph 10.2.2, it will consult with the other Shareholders prior to disposing of Ordinary Shares in compliance with such orderly market restrictions, to ensure that the total number of Ordinary Shares sold by all Shareholders at any time will not prejudice the price of or the market in the Company's securities.

10.3 On 3 June 2005 ACIII (1), XL Tech (2) and the Company (3) entered into a relationship agreement under which each of ACIII and XL Tech covenanted with the Company that whilst it holds at least 20 *per cent* of the issued share capital of the Company and has a representative or appointee on the Board it will:

10.3.1 not exercise its shareholder voting rights to appoint or remove any Director of the Company other than in accordance with a resolution or recommendation of a majority of the members of the Board (excluding the shareholders appointee or representative); and

10.3.2 ensure that all transactions between it and the Company are at arm's length and on a normal basis.

11. Material contracts

The following contracts being all of the contracts not entered into in the ordinary course of business, have either been entered into by the Company and its subsidiaries in the two years preceding publication of this document and are or may be material or contain a provision under which the Company or its subsidiaries has an obligation or entitlement which is material to the Group as at the date of this document:

11.1 *Investment by IFC*

11.1.1 *Subscription Agreement*

The Company, AgCert International LLC, ACIII and XLTG entered into the Subscription Agreement with IFC and Antipodean LLC on 29 April 2005. Pursuant to the Subscription Agreement, IFC agreed to subscribe €7,755,972 for Series C Notes and €776 for 7,755,972 Preferred Shares. Pursuant to the Subscription Agreement, the Company made warranties and representations to IFC, on a joint and several basis with ACIII and XL TechGroup, in respect of the AgCert Group, and the Company is obliged to indemnify IFC in respect of all breaches of such warranties and representations up to a maximum of US$25,000,000. The Series C Notes and Preferred Shares were issued to IFC on 9 May 2005.

Pursuant to the Subscription Agreement, the Company agreed to issue to Antipodean LLC 620,478 Preferred Shares and €620,478 in nominal value of Series C Notes in compensation for services rendered to the Company by Antipodean LLC having a value of €620,541.

11.1.2 *Shareholders Agreement dated 29 April 2005*

The Company, AgCert International LLC, ACIII, XLTG, Antipodean LLC and IFC entered into a shareholders agreement on 29 April 2005 (the "Shareholders Agreement"). This agreement gave various rights to IFC most of which fall away under certain conditions which the Directors believe will be met on Admission. It also provides that:

(i) IFC has a 'right of first refusal' with respect to any debt financings by the Company or its subsidiaries for the principal purpose of financing the Group's operations during the 18 months following IFC's investment;

(ii) IFC shall, in the three year period following the Placing, have the option to purchase such number of Ordinary Shares as shall be determined by dividing €3,878,374 by the Placing Price. In order to exercise this option, any of the following must have occurred: (a) IFC has arranged the consummation of a syndicated loan of not less than $20,000,000 to the Company, (b) the Company must have obtained host country approval for a project in the People's Republic of China or the Republic of the Philippines, or (c) with the assistance of IFC, the Company must have completed a facility providing not less than $10,000,000 of financing for the Company's contractual farmers to obtain biogas fired generators;

(iii) Antipodean LLC shall also have an option, exercisable in the same circumstances as IFC's option to purchase such number of Ordinary Shares as shall be determined by dividing €310,270 by the Placing Price;

(iv) ACIII and XLTG shall not compete, directly or indirectly, by any means whatsoever, with the Company, and that the Company shall be their exclusive vehicle for undertaking any business similar or identical to that carried on by the Company; and

(v) The Company will use 75 *per cent* of the proceeds from the investment by IFC solely for the purchase of digesters in Brazil and Mexico.

11.2 *Placing Agreement and lock-in and orderly market arrangements*

Details of the Placing Agreement and lock-in and orderly market arrangements are set out in paragraph 10.

11.3 *CRADA*

11.3.1 *Cooperative Research and Development Agreement dated 7 August 2002*

The intellectual property assigned under the agreements referred to under the heading 'Agreement with Subsidiaries' below includes intellectual property created under a Cooperative Research and Development Agreement "CRADA" between AgCert International LLC and the Agricultural Research Service of the United States Department of Agriculture (the "USDA") dated 7 August 2002. The principal terms of the agreement were as follows: that inventions made solely by an employee of the Agricultural Research Service ("ARS") of the USDA are to be owned by ARS, inventions made by at least one employee of AgCert International LLC and one employee of ARS are to be jointly owned by AgCert International LLC and ARS and inventions made solely by any employees of AgCert International LLC are to be owned by AgCert International LLC; that AgCert International LLC has the option to negotiate an exclusive licence for each invention owned by ARS in one or more fields; and that AgCert International LLC shall grant to ARS a royalty-free, worldwide, non-exclusive, irrevocable, non-transferable licence for any invention owned solely by AgCert International LLC. The CRADA was extended until 28 June 2006 by an amendment dated 23 July 2003. The consideration under this agreement was the payment by AgCert International LLC to ARS of $483,095 over the term of the agreement.

11.4 *Agreements with subsidiaries*

11.4.1 *Acquisition of AgCert Canada*

On 4 April 2005 AgCert Canada Holding entered into a securities purchase agreement with AgCert International LLC and certain of the management of AgCert, whereby the entire common stock of AgCert Canada was transferred to AgCert Canada Holding on 1 April 2005. The sum of €10.00 was payable in consideration of this transfer. Until this date, the share capital of AgCert Canada had been held by AgCert International LLC for the benefit of ACIII, XLTG and certain of the management of AgCert. On 24 May 2005 the Company entered into an agreement with AgCert Canada whereby AgCert Canada would with effect from 4 April 2005 provide operational support services to the Company. The Company is obliged to pay AgCert Canada its cost of providing these services with a mark up of *7 per cent*.

11.4.2 *Services Agreement with AgCert USA*

On 24 May 2005 the Company entered into an agreement with AgCert USA whereby AgCert USA would with effect from 1 January 2005 provide IT support and software development services, data warehousing operational support services, management and administrative services and sales agent services to the Company. The Company is obliged to pay AgCert USA its costs of providing these services with a mark-up of 8 *per cent*.

11.4.3 *Services Agreement with AgCert Brazil*

With effect from 7 March 2005 the Company entered into an agreement with AgCert Brazil whereby AgCert Brazil would provide operational support services to the Company. The Company is obliged to pay AgCert Brazil its cost of providing these services with a mark up of 7 *per cent.*

11.4.4 *Acquisition of assets of AgCert Canada*

It was agreed on 4 April 2005, as recorded in a memorandum of agreement dated 18 April 2005 in relation to the assignment and assumption of contracts (the "Memorandum of Agreement"), that the Company would acquire the rights and assume the obligations of AgCert Canada under arrangements, contracts and letters of intent with farmers in Canada, Brazil and Mexico with effect from 5 April 2005. It was also agreed that the Company would assume with effect from 5 April 2005 AgCert Canada's obligations under the note in the original principal amount of US$1,281,139 (the "Note") issued by AgCert Canada to AgCert International LLC in respect of the financing by AgCert International LLC of AgCert Canada's costs in obtaining and performing the contracts. The Company agreed with AgCert International LLC to cancel the Note in exchange for the issue to AgCert International LLC of US$1,281,139 of Series B Notes.

11.4.5 *Sale of non-US intellectual property and certain assets by AgCert International LLC to the Company*

The Company and AgCert International LLC agreed on 1 January 2005 to the sale and transfer of all intellectual property rights owned by it which are to be used by the Company outside the US, including the non US rights for use and exploitation of the EnviroCert system and non US trade mark rights to the Company. In addition, the Company and AgCert International LLC agreed to the sale and transfer of certain digesters and lagoons constructed by and on behalf of AgCert International LLC in Brazil and Mexico including, without limitation, all related equipment and tangible and intangible property. The consideration payable by the Company to AgCert International LLC for the assets was US$1,529,000 and the consideration payable by the Company to AgCert International LLC in respect of the intellectual property was US$3,700,000. The total consideration due in respect of such transfer and sale was paid by the issue of US$2,670,000 in nominal value of Series A Notes and US$2,559,000 in nominal value of Series B Notes by the Company to AgCert International LLC.

11.4.6 *Assignment of US Intellectual Property and Assumption agreement dated 1 January 2005*

AgCert USA and AgCert International LLC entered into an Assignment of US Intellectual Property and assumption agreement on 1 January 2005, whereby AgCert International LLC transferred all intellectual property rights owned by it which are to be used by the Company in the US (other than in connection with SAFECERT and FRESHCERT), including the US rights for use and exploitation of the EnviroCert system and US trademark rights to AgCert USA and AgCert International LLC assigned all contracts to which it was a party to AgCert USA (other than in connection with SAFECERT and FRESHCERT) for a consideration of $10 and the assumption by AgCert USA of the Liabilities (as defined therein).

11.4.7 *The Series A Notes and Series B Notes*

On 18 April 2005 at a meeting with the board of directors of the Company, the Company constituted the Series A Notes and Series B Notes.

The Series A Notes and Series B Notes had been prepared to document the terms upon which:

(i) certain loans had already been made to the Company by ACIII and XLTechGroup to finance Company's business activities to 14 April 2005;

(ii) further loans would be made to AgCert LLC by ACIII and XLTechGroup to further assist in the financing of the Company's future business activities; and

(iii) the consideration payable pursuant to the acquisitions described above and made by the Company as part of the reorganisation of the AgCert Group would be left outstanding as inter-company debt.

The table below contains a summary of the Series A Notes and Series B Notes issued by the Company.

Amount of Loan Notes Issued	Date	Type of Loan Note	Purpose of Issue of Loan Note	Noteholder
US$2,559,000	18 April 2005	Series B	As consideration for transfer of certain intellectual Property and Assets from AgCert International LLC	AgCert International LLC
US$2,670,000	18 April 2005	Series A	As consideration for transfer of certain intellectual Property and Assets from AgCert International LLC	AgCert International LLC
US$1,281,139	18 April 2005	Series B	Issued in exchange for the Promissory Note	AgCert International LLC
US$3,665,000	18 April 2005	Series A	Issued to shareholder in exchange for funding	ACIII
US$3,665,000	18 April 2005	Series A	Issued to shareholder in exchange for funding	XL TechGroup
US$1,100,000	12 May 2005	Series B	Issued to shareholder in exchange for funding	XL TechGroup
US$1,100,000	12 May 2005	Series B	Issued to shareholder in exchange for funding	ACIII
US$500,000	12 May 2005	Series B	Issued to shareholder in exchange for funding	XL TechGroup
US$500,000	12 May 2005	Series B	Issued to shareholder in exchange for funding	ACIII
US$600,000	12 May 2005	Series B	Issued to shareholder in exchange for funding	XL TechGroup
US$600,000	12 May 2005	Series B	Issued to shareholder in exchange for funding	ACIII

In respect of the Series A Notes and Series B Notes interest is payable by the Company at a three month LIBOR rate plus one *per cent* and such loan notes are to be redeemed by the Company in full no later than 30 June 2007. The Series A Notes and Series B Notes provide that in the event of any public or private offer of shares in the capital of the Company yielding net proceeds to the Company of at least US$50,000,000 or a Trade Sale (as defined in the Series A Notes and Series B Notes), the Series A Notes and Series B Notes will be repaid out of the proceeds of such public or private offering or Trade Sale (as the case may be). Thus, it is anticipated that the Series A Notes and Series B Notes will be repaid following Admission.

Details of the Series C Notes are set out in paragraph 4 (Share capital) of this Part VIII.

12. Litigation

No member of the Group is engaged in, nor has pending or threatened by or against it, any legal or arbitration proceedings which may have or have had during the twelve months prior to the publication of this document a significant effect on the financial position of the Group.

13. Working capital

The Company is of the opinion that having regard to the net proceeds receivable under the Placing, the working capital available to the Group is sufficient for its present requirements, that is, for at least the next twelve months from the date of publication of this document.

14. Taxation

The following summary, which is intended as a general guide only, outlines certain aspects of legislation and Revenue practice in Ireland and the United Kingdom regarding the ownership and disposition of Ordinary Shares. It relates only to the position of Shareholders who are resident or ordinarily resident in Ireland or the United Kingdom for tax purposes and who hold Ordinary Shares as capital assets and not for the purpose of trade. This summary does not address the position of certain classes of Shareholders such as dealers in securities, to whom special rules apply. This summary is not exhaustive and Shareholders are advised to consult their own tax advisers as to the taxation consequences of their purchase, ownership and disposition of Ordinary Shares. The summary is based on current Irish and United Kingdom tax legislation and rates of taxation in force at the date of this document and on the current Double Taxation Agreement between Ireland and the United Kingdom. Shareholders should be aware that future legislative, administrative and judicial changes could affect the taxation consequences described below. The gift and inheritance tax consequences in Ireland and the United Kingdom of ownership of Ordinary Shares is not considered in this document.

Shareholders who are not resident in Ireland or the United Kingdom should consult their own tax advisers concerning the tax liabilities in their own jurisdiction.

14.1 *Irish Dividend Withholding Tax ("DWT")*

Dividends paid by the Company will generally be subject to Irish withholding tax at the standard rate of income tax (currently 20 *per cent*).. Withholding tax may not apply where an exemption is permitted by legislation and where the Company has received all necessary documentation prior to the payment of the dividend. Where DWT applies, the Company is responsible for withholding it at source. For DWT purposes, a dividend includes any distribution made by the Company to its shareholders, including cash dividends, non-cash dividends and additional shares taken in lieu of a cash dividend. Withholding tax may not apply on dividend payments to:

- a pension scheme, as defined, approved by the Irish Revenue Commissioners; a collective investment undertaking, as defined, a charity approved by the Irish Revenue Commissioners; a company resident for tax purposes in the Republic of Ireland; or a qualifying share ownership trust;
- an individual who is not resident or ordinarily resident in the Republic of Ireland and who is resident in another EU Member State or in a territory with which the Republic of Ireland has a double taxation treaty ("a Treaty Country");
- a company not resident for tax purposes in Ireland and which is ultimately controlled, directly or indirectly, by persons resident in another EU Member State, or a Treaty Country;
- a company not resident for tax purposes in Ireland nor ultimately controlled by persons so resident and resident for tax purposes in another EU Member State, or a Treaty Country, and who are not under the control of Irish residents; and
- a company not resident in Ireland, the principal class of shares of which is substantially and regularly traded on a recognised stock exchange in another EU Member State or a Treaty Country, or, where the company is a 75 *per cent* or greater subsidiary of another company or is wholly owned by two or more companies, the principal class of the shares of each of those other companies is so traded.

In these cases, declarations in the prescribed form and other evidence required by the legislation must be provided to establish entitlement to the exemption.

14.2 *Taxation of Dividends*

14.2.1 *Taxation of Irish resident Shareholders*

Irish resident Shareholders who are individuals will be subject to income tax and levies on the aggregate of the net dividend received and the withholding tax deducted. The withholding tax deducted will be available for offset against the individual's income tax liability. A Shareholder may claim to have the withholding tax refunded to him to the extent it exceeds his income tax liability.

An Irish resident Shareholder which is a company will generally not be subject to Irish corporation tax on dividends received from the Company and tax will not be withheld at source by the Company provided the appropriate declaration is made. A company which is a close company, as defined under Irish legislation, may be subject to a corporation tax surcharge on such dividend income to the extent that it is not distributed.

14.2.2 *Taxation of United Kingdom resident Shareholders*

United Kingdom resident Shareholders who are individuals or which are companies controlling (either alone or together with one or more associated companies) directly or indirectly less than 10 *per cent* of the voting power of the Company, will be subject to income tax and corporation tax respectively in the United Kingdom on dividends received from the company. United Kingdom resident Shareholders who suffer Irish withholding tax may be able to claim relief in the United Kingdom for double taxation under the terms of the Double Taxation Agreement.

A United Kingdom resident Shareholder which is a company controlling (either alone or together with one or more associated companies) directly or indirectly 10 *per cent* or more of the voting power of the Company will be liable to United Kingdom corporation tax on the aggregate of the dividend and the underlying Irish corporation tax. The underlying Irish corporation tax may be available for set off against the United Kingdom corporation tax liability on the aggregate amount.

A United Kingdom resident Shareholder which is not subject to tax in the United Kingdom by reason of the United Kingdom law affording relief to charities and certain superannuation schemes or to insurance companies in respect of their pension business should not be subject to tax in the United Kingdom on a dividend received from the Company.

14.2.3 *US Taxation of the Group and its Shareholders*

If the IRS successfully asserted that the Company is subject to net basis US income tax, the Company would be subject to 35 *per cent* net basis income tax, plus potentially an additional 30 *per cent* branch profits tax, on all or some of its income. In addition, in such event, non-US shareholders would be subject to US withholding tax on all or some of their dividends received from the Company at a rate of 30 *per cent* (subject to reduction under an applicable tax treaty).

14.3 *Capital gains tax*

The Company's Ordinary Shares constitute chargeable assets for Irish capital gains tax purposes and, accordingly, Shareholders who are resident or ordinarily resident in Ireland, depending on their circumstances, may be liable to Irish tax on capital gains on a disposal of Ordinary Shares. A Shareholder who is neither resident nor ordinarily resident in Ireland should not be liable to Irish capital gains tax on a disposal of Ordinary Shares unless the Ordinary Shares (i) are or were held for the purposes of a trade carried on by the shareholder in Ireland or (ii) derive the greater part of their value from Irish land or exploration rights and are unquoted. An Irish resident individual who is a shareholder and who ceases to be an Irish resident for a period of less than five years and who disposes of Ordinary Shares during that period, may be liable, on a return to Ireland, to capital gains tax on any gain realised.

A disposal of Ordinary Shares by a Shareholder who is resident or ordinarily resident in the United Kingdom will constitute a disposal for the purposes of United Kingdom tax on capital gains and, accordingly, may give rise to a liability depending on the Shareholder's circumstances.

14.4 *Stamp duty*

Irish stamp duty, which is a tax on certain documents, is payable on all transfers of shares of an Irish registered company (other than those that occur, in certain circumstances, between associated companies or between spouses) wherever a document of transfer is executed. The charge to stamp duty includes CREST operator instructions. Where no operator instructions are generated the transfer shall be deemed to be within the charge to Irish stamp duty. Where the transfer is attributable to an arm's length sale, stamp duty will be charged at a rate of one *per cent* (the *ad valorem* rate), rounded down to the nearest €1, of the amount or value of the purchase price. In the case of a transfer by way of gift (other than an exempt transfer to a spouse), or for a consideration less than the market value of the shares transferred, stamp duty will be charged at the *ad valorem* rate on such market value. Where the consideration for the sale is expressed in a currency other than the euro, the duty will be charged on the euro equivalent calculated at the rate of exchange prevailing at the date of execution of the transfer.

Transfers of shares where no beneficial interest passes (e.g. a transfer of shares from a beneficial owner to his nominee) will generally be exempt from stamp duty if they contain the appropriate certificate, otherwise a nominal, fixed duty, currently €12.50, will apply.

The person accountable for payment of stamp duty is the transferee or, in the case of a transfer by way of gift or for a consideration less than the market value, all parties to the transfer. Stamp duty is normally payable within 30 days after the date of execution of the transfer. Late or inadequate payment of stamp duty will result in liability for interest, penalties and surcharges.

Under an arrangement between Ireland and the United Kingdom, credit is given in Ireland for UK stamp duty payable on the transfer of Ordinary Shares where the instrument of transfer is stampable in both jurisdictions (see below as regards UK stamp duty). Irish stamp duty on CREST operator instructions is collected through the CREST system and passed directly by CREST to the Irish Revenue Commissioners.

United Kingdom stamp duty should be payable by a transferee at a rate of £0.50 per £100 (or part thereof) of the amount or value of the consideration paid on a transfer of Ordinary Shares executed within the United Kingdom with the balance of duty due under Irish stamp duty legislation being payable to the Irish Revenue Commissioners. This reflects an arrangement in force between the Irish and United Kingdom authorities whereby each recognises and gives credit for stamp duty paid in the other jurisdiction.

15. General

15.1 The Experts' report on the Group prepared by Climate Change Capital set out in Part VI of this document is included in the form and context in which it appears with the written consent (which has not been withdrawn) of Climate Change Capital Limited who authorised the contents of Part VI for the purposes of article 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

15.2 The financial information set out in Part IV of this document is included in the form and context in which it appears with the written consent (which has not been withdrawn) of KPMG who authorised the contents of Part IV for the purposes of article 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

15.3 There has been no significant change in the financial or trading position of the Combined Entity since 31 December 2004, the date to which the Accountants' Report contained in Part IV Section B has been prepared, and there has been no significant change in the financial or trading position of the Group since 31 December 2004, the date to which the Accountants' Report on the Group contained in Part IV Section A of this document has been prepared.

15.4 The expenses of, and incidental to, the Placing, including registration and listing fees, printing, advertising and distribution costs, legal and accounting fees and expenses, are estimated to amount to approximately £7.0 million (€10.3 million) (exclusive of VAT) and are payable by the Company. Of this total, £3.8 million (€5.6 million) is payable to financial intermediaries.

15.5 The Ordinary Shares have not been sold, nor are they available, in whole or in part, to the public in conjunction with the application for listing.

15.6 The Ordinary Shares are in registered form and will not be available in uncertificated form.

15.7 The Placing Price represents a premium of £1.399 (€2.0719) over the nominal value of an Ordinary Share.

15.8 The auditors of the Combined Entity, KPMG LLP of Suite 1600, 111 North Orange Avenue, Orlando, Florida, FL 32802, United States of America, have audited the accounts of the Combined Entity for the eight month financial period from incorporation to 31 December 2002, the year ended 31 December 2003 and the year ended 31 December 2004. Save for the Accountants' Reports set out in Part IV of this document, prepared by the Company's auditors KPMG of 1 Stoke's Place, St Stephen's Green, Dublin 2, Ireland, no information in this document has been audited.

15.9 The financial information contained in this document does not constitute statutory accounts with the meaning of Section 19 of the Companies (Amendment) Act 1986 of Ireland.

15.10 The founders of AgCert are Alan Tank, XL TechGroup, John McMorris, George Bolton and Jerry Hill. The founders' business address is 1901 Harbor City Blvd., Suite 400, Melbourne, FL, USA 32901.

15.11 Ordinary Shares are to be made available to independent market makers on the same terms as other participants in the Placing.

15.12 No cash, securities or benefits have been paid, issued or given within the five years immediately preceding the date of this document, or are proposed to be paid issued or given to any person as a promoter of the Company.

16. Documents available for inspection

Copies of the following documents will be available for inspection at the offices of Jones Day, 21 Tudor Street, London EC4Y 0DJ during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) until not less than 14 days after the date of this document:

(a) the Memorandum and Articles of Association of the Company;

(b) the audited accounts of the Combined Entity for the eight month financial period from incorporation to 31 December 2002, the year ended 31 December 2003 and the year ended 31 December 2004;

(c) the non-statutory audited financial statements of the Company and its subsidiary undertakings, for the financial period from incorporation to 31 December 2004;

(d) the Accountants' Report set out in Part IV and the statement of adjustment relating thereto;

(e) the report prepared by Climate Change Capital set out in Part VI of this document;

(f) the rules of the Share Plan referred to in paragraph 9 of this Part VIII;

(g) the material contracts referred to in paragraph 11 of this Part VIII;

(h) the Directors' service contracts referred to in paragraph 8 of this Part VIII;

(i) the written consents referred to in paragraph 15.1 and 15.2 of this Part VIII; and

(j) this document.

Dated 3 June 2005

Printed on
Silves 80 Silk 300 & 115gsm material – 80% recovered fibre
(10% packaging waste 10% best white waste 60% de-inked waste fibre 20% virginTCF (totally chlorine free) fibre)

Printed by
Rubicon Corporate Print Limited
R0265

Regulatory Announcement

RECEIVED
2006 OCT -4 P 12:-2
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Go to market news section

Company	AgCert International PLC
TIDM	AGC
Headline	Admission to Official List
Released	08:02 08-Jun-05
Number	2839N

RNS Number:2839N
AgCert International PLC
08 June 2005

This announcement and the information contained herein is restricted and is not for publication, release or distribution in whole or in part in the United States of America, Australia, Canada, Japan or South Africa

AgCert International plc (LSE: AGC) ("AgCert" or the "Company")

Admission to the Official List of the UK Listing Authority

AgCert, a leader in the production and sale of agriculturally derived greenhouse gas emission reductions, is pleased to announce that its issued ordinary share capital has been admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange plc's market for listed securities. Unconditional dealings in its ordinary shares commenced at 8.00 am today.

Code Securities Limited and Hoare Govett Limited are acting as joint sponsors, financial advisers and brokers to the Company. Code Securities Limited and ABN AMRO Rothschild are acting as joint bookrunners, lead managers and underwriters to the Company.

Contacts:

Maitland Liz Morley/Brian Hudspith	0207 379 5151
Code Securities Chris Collins/Charles Walker	0207 024 2000
Hoare Govett Bob Pringle/Justin Jones/Hugo Fisher	0207 678 8000

This announcement does not constitute, or form part of, an offer or invitation to sell or issue, or any solicitation of an offer to purchase or subscribe for securities and any subscription for or purchase of, or application for, shares in the Company issued or sold in connection with the Placing should only be made on the basis of information contained in the listing particulars issued in connection with the Placing. The listing particulars contain certain detailed information about the Company and its management, as well as financial statements and other financial data. This announcement does not contain or constitute an offer of securities for sale in the United States. The securities referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended (the "Act") and may not be offered or sold in the United States or to a US Person, as defined in Regulation S under the Act, absent registration under that Act or an available exemption from such registration requirements.

EN

Close

Regulatory Announcement

Go to market news section

Company	AgCert International PLC
TIDM	AGC
Headline	ESB to purchase AgCert CERs
Released	08:00 16-Jun-05
Number	6405N

RNS Number:6405N
AgCert International PLC
16 June 2005

Two Irish companies, AgCert International and ESB lead the way in carbon emission reduction

AgCert can now announce that it will provide Emission Credits to Electricity Supply Board of Ireland

Dublin, Ireland - 16 June 2005 - ESB, Ireland's premier electricity utility has signed an agreement to purchase Certified Emission Reductions (CERs) from AgCert International plc (AGC), a leader in the production and sale of agriculturally derived greenhouse gas (GHG) emission reductions ("Offsets").

The CERs will be delivered over a two year period that begins in 2006.

ESB has a portfolio of Power Stations that use a variety of fuels such as Coal, Oil, Gas and Peat to generate electricity. It is also a major generator of renewable energy through its Hydro Stations and windfarms.

"As Ireland's premier Electricity utility ESB is very aware of the environment, as such we are taking whatever prudent measures are necessary to allow us to manage our environmental obligations." said Brendan Murphy, Manager Energy Trading & Regulation of ESB's Power Generation Business Unit. "This purchase is an excellent fit for our current businesses and provides a cost efficient way for us to comply with our emission obligations."

Al Tank, CEO AgCert said "We are delighted to add ESB to our growing list of market leading customers. AgCert is one of only a handful of companies that is able to supply certified emission reductions that can be used as credits for industrialised companies on the world stage. The establishment of emission trading offers very substantial opportunities for us."

AgCert, headquartered in Dublin, has identified agriculture as one of the largest commercial opportunities for Offset generation and expects to be a leading supplier of Offsets from this sector. Agriculture is responsible for approximately 20 per cent of the world's annual greenhouse gas emissions. Under the Kyoto Protocol, reductions in greenhouse gas emissions derived from agriculture qualify as Offsets provided they are properly validated, verified, registered and certified according to the stringent requirements laid down by the United Nations.

About AgCert International plc

Summary

AgCert is listed on the London Stock Exchange (AGC). The Group was founded in 2002 to produce and sell reductions in greenhouse gas emissions (referred to as "Offsets") from agricultural sources on an industrial scale. These Offsets are intended to satisfy the requirements of the Kyoto Protocol and as such will be capable of being traded on the newly established European cap and trade system, the European Union Emissions Trading Scheme ("EU-ETS").

The Group's methods enable it to produce Offsets through the capture and combustion of Biogas containing greenhouse gases, primarily methane, emitted from animal waste management systems ("AWMSs"). To achieve this, AgCert has developed proprietary systems and processes which have been designed to be fully scalable and adaptable to the AWMSs of large confined animal feeding operations including those for swine, dairy and poultry. Currently the AgCert Group has arrangements relating to over 500 farms in Brazil and Mexico (comprising 256 farms under contracts, 170 farms under letters of intent and the balance under Form As) under which it secures the exclusive rights to any Offsets derived from the farmers' modified AWMSs for a ten year period from the date of the contract.

The Group has entered into one of the largest reported forward sales contracts relating to the supply of CERs, a form of Offset, and in total has contracted under forward sales contracts to deliver CERs to the value of approximately €74 million to customers including ESB, Nuon, BHP Billiton and EDF. More broadly, the Group intends to sell its Offsets to large industrial emitters, governments, funds and energy traders.

The entry into legal force of the Kyoto Protocol on 16 February 2005, along with the EU's voluntary early adoption of emissions reduction targets under the EU-ETS, has created a significant demand for Offsets. The purchase of Offsets enables greenhouse gas emitters, including countries and commercial entities such as power generators, to ensure that their net greenhouse gas emissions remain within specified limits in order to avoid financial penalties. In addition, the Directors believe there will be significant speculation in Offsets. Point Carbon forecasts that the global market for Offsets is likely to reach €34 billion by 2010 including primary demand and secondary trading. Estimates of the primary demand in Europe for Offsets are 60 to 70 million Offsets per annum until 2008, rising to approximately one billion Offsets per annum from 2008 to 2012, when considered globally.

AgCert has identified agriculture as one of the largest commercial opportunities for Offset production and expects to be a leading supplier of Offsets from this sector. Agriculture is responsible for around 20 per cent of the world's annual greenhouse gas emissions. Under the Kyoto Protocol, any reductions in greenhouse gas emissions derived from this sector qualify as CERs provided they are derived from projects that have been validated by a DOE and Registered by the UN Executive Board and are properly verified and certified according to the stringent requirements laid down by the UN. AgCert's proprietary systems and processes include one of only two UN approved large scale methodologies for the production of Offsets in the agricultural sector. This has given the Group early strategic advantages in capitalising upon the rapidly evolving carbon based emission trading markets. As at 27 May 2005, the Group has initiated the modification of AWMSs on 294 farms in Brazil and Mexico which are expected to create Total Credit Reserves of approximately 20 million Offsets over the life of the agreements.

The Group is currently awaiting various regulatory approvals with regard to verification of the Offsets and their certification as CERs.

The Group's strategy is to expand rapidly its Offset production and resultant sales capacity by commencing the modification of AWMSs on farms where it has already entered into arrangements with farmers and by rolling out its turnkey AWMS modification methods both geographically and across additional livestock species beyond its current focus on swine through the entry into contracts with additional farms.

www.agcert.com.

About ESB

• ESB is a vertically integrated utility engaged in the business of

electricity generation, distribution and supply.

- ESB operates a portfolio of 19 generation plants with an installed capacity of 4,400MW and has a customer base of 1.8m customers.
- ESB has been in operation for more than 75 years, since the Shannon Scheme began in 1927 when the Ardnacrusha Hydro station was built providing 90 MWs of energy.
- ESB also operates plants in Northern Ireland, UK, Spain and Asia

www.esb.ie

Further information:

Maitland (for AgCert)
Elizabeth Morley
Brian Hudspith
+ 44 (0) 20 7379 5151

ESB
Kevin MacDermott
+353 1 7026009

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	AgCert International PLC
TIDM	AGC
Headline	Notification of shares
Released	16:01 17-Jun-05
Number	7406N

RNS Number:7406N
AgCert International PLC
17 June 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

AGCERT INTERNATIONAL PLC

....

2. Name of shareholder having a major interest

DEUTSCHE BANK AG

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

DEUTSCHE BANK AG AND ITS SUBSIDIARY COMPANIES

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

....

5. Number of shares / amount of stock acquired

....

6. Percentage of issued class

....

7. Number of shares / amount of stock disposed

....

8. Percentage of issued class

....

9. Class of security

ORDINARY SHARES

....

10. Date of transaction

....

11. Date company informed

16 JUNE 2005
....

12. Total holding following this notification

8,094,624
....

13. Total percentage holding of issued class following this notification

5.27%
....

14. Any additional information

....

15. Name of contact and telephone number for queries

PAUL D'ALTON, AGCERT, PHONE +353 1 261 1128
....

16. Name and signature of authorised company official responsible for making this notification

PAUL D'ALTON, AGCERT
....

Date of notification

17 JUNE 2005
....

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	AgCert International PLC
TIDM	AGC
Headline	Share price
Released	10:54 04-Jul-05
Number	4171O

RNS Number:4171O
AgCert International PLC
04 July 2005

AgCert International plc

Share price

The Company notes the recent significant movement in its share price and confirms that it knows of no specific reason to account for this.

ENDS

For further information

Liz Morley
Brian Hudspith
Maitland 0207 379 5151

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	AgCert International PLC
TIDM	AGC
Headline	Notification of shares
Released	16:04 06-Jul-05
Number	5806O

RNS Number:5806O
AgCert International PLC
06 July 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

AGCERT INTERNATIONAL PLC

....

2. Name of shareholder having a major interest

VIDACOS NOMINEES LIMITED

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

PERPETUAL INCOME AND GROWTH INVESTMENT TRUST PLC

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

....

5. Number of shares / amount of stock acquired

N/A

....

6. Percentage of issued class

N/A

....

7. Number of shares / amount of stock disposed

....

8. Percentage of issued class

....

9. Class of security

ORDINARY EURO.0001 SHARES

....

10. Date of transaction

....

11. Date company informed

5 JULY 2005

....

12. Total holding following this notification

1,742,857

....

13. Total percentage holding of issued class following this notification

3.30%

....

14. Any additional information

....

15. Name of contact and telephone number for queries

PAUL D'ALTON, AGCERT, PHONE +353 1 261 1128

....

16. Name and signature of authorised company official responsible for making this notification

PAUL D'ALTON, AGCERT

....

Date of notification

6 JULY 2005

....

END

Close

Regulatory Announcement

Go to market news section

Company	AgCert International PLC
TIDM	AGC
Headline	Trading Statement & Interims
Released	07:38 13-Sep-05
Number	1826R

RNS Number:1826R
AgCert International PLC
13 September 2005

AgCert International plc

Trading Update, Half Year Results and board changes

AgCert International plc (the "Company" or "AgCert") announces an update as to its operational performance in the modification of animal waste management systems and its subsequent build up of greenhouse gas emission reduction offset ("offset") inventory. While a number of performance indicators used by the management to monitor progress have exceeded the Directors' expectations, the number of completions and the time taken to complete the modification of animal waste management systems have not met the Directors' expectations. This has been due to a number of operational and regulatory reasons (detailed below) and, while the Company believes it will be able to meet its contractual obligations with its buyers, this significantly reduces the Directors' expectations about Offset delivery in 2005 and 2006, with the consequence of under recovery of related overheads.

AgCert has taken organizational and operational steps to increase the number and rate of site completions, to reduce the cost of constructing sites and to restore Offset production levels to plan in 2007.

These specific actions include hiring a Chief Construction Officer, utilizing fixed term and fixed cost construction contracts which incorporate financial penalties for non-performance of contractors, authorizing the deployment of a currency hedging policy, making project design and engineering improvements to minimize excavation, installation and procurement costs, and improving the farm selection criteria. The newly formed Executive Committee (see below) intends to investigate and explore additional steps.

In addition, effective immediately, Alan Tank will cease to serve as Chief Executive Officer, Managing Director and Director of the Company. Bill Haskell, a current Director, will serve as interim CEO comprising The Board will begin the search for a new CEO immediately. In addition, an Executive Committee has been formed to oversee the running of the Company's operations. It comprises Rick Andlinger (Chairman), Bill Haskell (interim CEO), Peter Murray (Senior Independent Director) and Paul D'Alton (Finance Director).

The Directors remain confident that the economics of the business are sound and believe that the impact on expected results described above is principally a matter of timing. Taking account of favourable market movements in the price of Offsets in recent months, and the continued evolution of structured greenhouse gas emission markets around the world, the Directors believe that the Company's value proposition remains attractive.

Below is a summary of the company's operational performance with reference to its key performance measures.

Performance measure	26 May 2005*	10 September 2005
"Arrangements" with farms (Brazil, Mexico, Chile, Argentina)	>500	>1,000
Farms size (average # of sows)	1,000 (estimate of standard)	920 (for the 74 completed sites) 623 (for all 528 starts)
Total starts	294	528
Build time	8 to 12 weeks	16 to 20 weeks
Completions	31	74
Capital cost per standard site	€60,000	€85,000
Offset yield per standard site (annually)	10,000 tonnes CO2e (estimate of standard)	9,120 tonnes CO2e
Prompt start qualifying farms	471	471, of which, 342 farms meet company criteria
Total credit reserve (from farms started)	20 million tonnes CO2e	32 million tonnes CO2e
PDDs submitted	1	18
Letters of approval	2 (Mexico)	7 (Mexico)

* Souce: 27 May 2005 (Listing Particulars)

EUA prices *	€19.94	€23.83

* Source: Point Carbon

The length of time required from the initiation of construction to completion is been significantly longer than planned or initially experienced by the Company. In the period since the initial public offering, a number of factors have affected the company's operations: restrictions on the Company, prior to incorporation in Brazil and Mexico, to execute construction contracts with performance penalty provisions to the contractors; adverse weather conditions; and logistical challenges with procurement of key components, notably flares and meters. In addition, the Company has experienced slower time frame as regards regulatory approval of its offsets, and is awaiting its first letter of approval from Brazil.

At the same time, it has cost more than expected to install the Company's anaerobic digesters on farms in Brazil and Mexico. The primary contributors to increased project costs are unfavourable movements of host country currencies, increases in vinyl and excavation costs as well as higher labour costs. Moreover, the Company commenced construction on farms smaller than the standard 1,000 sow equivalent target, leading to higher average capital expenditure cost per offset.

As result of these factors, there has been a significantly slower rate of inventory accumulation than expected. This, coupled with a slower than expected regulatory process, means that revenues for 2005 and 2006 will be significantly below expectations, with consequent implications for net income and cash flow.

Therefore, the Directors believe there will be a delay, of the order of nine to twelve months, in achieving the inventory and sales targets anticipated for 2005 and 2006.

Half Year Results

The Company also publishes today its results for the period from incorporation to 30 June 2005, together with the Chairman's introductory letter to those accounts. The balance sheet and cash flow statements reflect funds raised in the early June IPO, investment in fixed assets and operating expenditure in executing the Company's business plan. As expected, the company did not generate sales revenue in the period and while cash expenses were generally in line with plan, these costs were almost all expensed rather than carried in the cost of inventory as a result of the slower level of inventory accumulation. The operating loss for the period was €5.38 million and the net loss was €7.22 million.

Contact:

Paul D'Alton, Finance Director		+353 (0) 1 245 7400
lizabeth Morley / Colin Browne	Maitland	+44 (0)20 7379 5151

This announcement contains certain statements regarding the group's financial position and results, business strategy,plans and objectives that are or may be deemed to be forward-looking statements, including without limitation, statements containing the words "believes","anticipates" "intends" "plans", "estimates", "aims","expects" or, in each case, their negative or other variations or comparable terminology. Such statements involve risk and uncertainty because they relate to future events and circumstances, and there are accordingly a number of factors which might cause actual results and performance to differ materially from those expressed or implied by such statements.

Chairman's Letter to
Condensed consolidated interim financial statements
Period from incorporation 8 December 2004 to 30 June 2005

The first six months of 2005 have both reaffirmed the business opportunity for jCert to produce greenhouse gas emissions offsets, and defined the Company's operating challenges in reaching its goals.

The Kyoto Protocol came into force in February of this year establishing a global system to reduce greenhouse gases. The European Union Emission Trading Scheme ("EU ETS") was launched in January and created the main market for AgCert's business. Trading of European Union Allowances ("EUA"s) began, and the market anticipated the emergence of the first Certified Emission Reduction ("CER") from the lengthy and still developing regulatory process.

Together with these market developments, AgCert rapidly expanded its operations in Brazil and Mexico to secure long term contracts and construct improved animal waste management systems on livestock farms for the production of greenhouse gas emissions offsets. On the day Kyoto came into force, Mexican President, Vicente Fox, granted AgCert its first Letter of Approval ("LOA"), a necessary step in the registration and certification process of AgCert's projects to create CERs from its Offsets. The Company is engaged in a similar process in Brazil and is optimistic about receiving a LOA in the near future.

To provide resources to fund its business, in June 2005 AgCert completed its initial public offering on the London Stock Exchange, raising gross proceeds of €91 million. Earlier in the year the International Finance Corporation ("IFC"),

a member of the World Bank Group, became a significant investor and strategic partner.

As a young and developing company facing a new and evolving market, AgCert is in the fortunate position of having already secured advance sales contracts of approximately €74 million, and sees an abundance of potential future customers. The Company's focus is to generate greenhouse gas emission offsets and work with the regulatory authorities to achieve registration and certification.

The six month financial statements reflect the cash balance resulting from the initial public offering, a net loss greater than expected due primarily to a slower booking of inventory which caused the expensing of operating costs rather than carrying them in inventory. Adverse currency movements and a slight increase in cash operating expenses also contributed to the net loss.

A review of our performance measures after 30 June shows that that while a number of indicators used by management to monitor progress have exceeded the Directors' expectations, the number of completions and the time taken to complete the modification of animal waste management systems have not met with our expectations. This has been due to a number of operational and regulatory reasons, and while the Company believes it will be able to meets its contractual obligations with its buyers, it significantly reduces the Directors' expectations about offset delivery in 2005 and 2006.

The Company has taken a number of organizational and operational steps to increase the number and rate of site completions, to reduce the cost of constructing sites, and to restore offset production levels.

The Directors remain confident that the economics of the business are sound and consistent with the delivery of excellent returns to shareholders.

Merrick G Andlinger
Chairman
13 September 2005

Independent review report to AgCert International Plc

Introduction

We have been engaged by the company to review the financial information set out in pages 5 to 16, and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the UK Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' Responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistently applied.

As disclosed in the notes to the financial information, the next annual financial statements of the group will be prepared in accordance with IFRSs

adopted for use in the European Union.

The accounting policies that have been adopted in preparing the financial information are consistent with those that the directors currently intend to use in the next annual financial statements. There is, however, a possibility that the directors may determine that some changes to these policies are necessary when preparing the full annual financial statements for the first time in accordance with those IFRSs adopted for use by the European Union.

Review Work Performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 Review of interim financial information issued by the Auditing Practices Board for use in Ireland and the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review Conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the period ended 30 June 2005.

KPMG 12 September 2005
Chartered Accountants
Registered Auditors

AgCert International Plc

Condensed consolidated interim income statement
for the period from incorporation to 30 June 2005

	Note	2005 €
Revenue		-
Administration Expenses	1	(5,377,578)
Operating Loss		(5,377,578)
Financial Income		111,746
Foreign Exchange Loss		(1,559,667)
Financial Expense		(392,037)
Loss for the Period		(7,217,536)
Attributable to:		
Equity holders		(7,217,536)
Loss for the Period		(7,217,536)
Basic Earnings per share	2	(0.73)
Diluted Earnings per share	2	(0.73)

On behalf of the board
Merrick G Andlinger Paul M D'Alton
Director Director

AgCert International Plc

Condensed consolidated interim statement of recognised income and expense
For the period from incorporation to 30 June 2005

	Note	2005 €
Foreign exchange translation differences		(189,719)
Income and expense recognised directly in equity		(189,719)
Loss for the period		(7,217,536)
Total recognised income and expense for the period		(7,407,255)
Attributable to:		
Equity holders		(7,407,255)
Total recognised income and expense for the period		(7,407,255)

AgCert International Plc

Condensed consolidated interim balance sheet
As at 30 June 2005

	Note	2005 €
Assets		
Property, Plant and Equipment	3	10,369,146
Intangible assets		3,728,704
Total non-current assets		14,097,850
Inventories		43,786
Prepayments		603,031
Trade and other receivables		340,250
Cash and Cash Equivalents		66,872,089
Total current assets		67,859,156
Total assets		81,957,006
Equity		
Issued capital	4	88,235,365
Reserves		(189,719)
Retained Earnings		(7,217,536)
Total equity attributable to equity holders of the parent		80,828,110
Liabilities		1,128,896
Trade and other payables		
Total current liabilities		1,128,896
Total equity and liabilities		81,957,006

On behalf of the board
Merrick G Andlinger Paul M D'Alton
Director Director

AgCert International Plc

Condensed consolidated interim cash flow statement
For the period from incorporation to 30 June 2005

	Note	2005 €
Net Cash from operating activities	5	(7,151,877)
Cash flows from Investing Activities		
Acquisition of property plant and equipment	3	(10,404,595)
Acquisition of intangibles		(3,795,978)
Net cash from investing activities		(14,200,573)
Cash flows from financing activities		
Proceeds from the issue of share capital		90,946,464
Proceeds from the issue of debt		22,215,702
Repayment of borrowings		(13,839,252)
Payment of transaction costs		(11,098,375)
Net cash from financing activities		88,224,539
Net Increase in cash and cash equivalents		66,872,089
Cash and cash equivalents at 8 December 2004		-
Cash and cash equivalents at 30 June 2005		66,872,089

On behalf of the board
Merrick G Andlinger Paul M D'Alton
Director Director

AgCert International Plc

Significant accounting policies

AgCert International Plc is a company domiciled in the Republic of Ireland, with a principal place of business at Apex Business Centre, Blackthorn Road, Sandyford, Dublin 18. The Company's registered office address is 30 Herbert Street, Dublin 2, Ireland. The condensed interim financial statements of the Company for the period from incorporation to 30 June 2005 comprise the Company and its subsidiaries (together referred to as the "Group").

a Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) for interim financial statements. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

b Basis of preparation

The financial statements are presented in euro. They are prepared on the historical cost basis.

The preparation of interim financial statements in conformity with IAS 34 Interim Financial Reporting requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on management's best judgement as to what is reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The condensed consolidated interim financial statements have been prepared on the basis of IFRSs in issue that are effective or available for early adoption at the Group's first IFRS annual reporting date, 31 December 2005. Based on these IFRSs, the Board of Directors have made assumptions about the accounting policies expected to be adopted (accounting policies) when the first IFRS annual financial statements are prepared for the period ended 31 December 2005.

The IFRSs that will be effective or available for voluntary early adoption in the annual financial statements for the period ended 31 December 2005 are still subject to change and to the issue of additional interpretation(s) and therefore cannot be determined with certainty. Accordingly, the accounting policies for that annual period that are relevant to this interim financial information will be determined only when the first IFRS financial statements are prepared at 31 December 2005.

The accounting policies have been applied consistently throughout the Group for purposes of these condensed consolidated interim financial statements.

c Basis of consolidation

(i) Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible arc taken into account. The financial statements of subsidiaries are included in the condensed consolidated interim financial statements from the date that control commences until the date that control ceases.

(ii) Transactions eliminated on consolidation

Intragroup balances and any unrealised gains and losses or income and expenses arising from intragroup transactions are eliminated in preparing the condensed consolidated interim financial statements.

d Foreign currency

(i) Foreign currency transactions

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to euro at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in profit or loss. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to euro at foreign exchange rates ruling at the dates the fair value was determined.

(ii) Financial statements of foreign operations

The financial statements of foreign operations, including goodwill and fair

value adjustments arising on consolidation, are translated to euro at the foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated into euro at rates approximating to the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation are recognised directly into a separate component of equity.

e Property, Plant and Equipment

Items of property, plant and equipment are stated at cost or deemed cost less accumulated depreciation. Property that is being constructed or developed for future use is classified as property, plant and equipment and stated at cost until construction or development is complete, at which point it is depreciated accordingly.

(i) Depreciation

Depreciation is charged to profit or loss on a straight line basis over the estimated useful lives of each part of property, plant and equipment. The estimated useful lives are as follows:

- Plant and equipment 10 years

f Intangible assets

(i) Goodwill

All business combinations are accounted for by applying the purchase method. Goodwill has been recognised in business acquisitions. In respect of the business, acquired goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired. Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is no longer amortised but is tested annually for impairment.

(ii) Other Intangible assets

Intangible assets other than goodwill that are acquired by the group are stated at cost less accumulated amortisation and impairment losses.

(iii) Amortisation

Amortisation is charged to profit or loss on a straight line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Goodwill and intangible assets with an indefinite useful life are tested systematically for impairment at each annual balance sheet date. Other intangible assets are amortised from the date they are available for use. The estimated useful lives are as follows:

- Patents and trademarks 10 years
- Software 10 years
- Aggregation contracts 10 years

g Trade and other receivables

Other receivables are stated at their cost less impairment losses (see accounting policy j below).

h Inventories

Inventories are stated at the lower of their cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of

business, less the estimated costs of completion and selling expenses.

i Cash and cash equivalents

Cash and cash equivalents comprises cash balances and call deposits with an original maturity of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

j Impairment

The carrying amounts of the Group's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated (see accounting policy j(i) below).

For goodwill, intangible assets that have an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated at each balance sheet date.

An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds it recoverable amount. Impairment losses are recognised in profit or loss unless the asset is recorded at a revalued amount in which case it is treated as a revaluation decrease.

(i) Calculation of recoverable amount

The recoverable amount of the Group's investments in receivables carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (i.e., the effective interest rate computed at the time of initial recognition of these financial assets). Receivables with a short duration are not discounted.

k Revenue

(i) Goods sold and services rendered

Revenue from the sale of emission offsets is recognised when the Group has transferred the significant risks and rewards of ownership to a customer. Revenue is recognised only if it is probable that future economic benefits will flow to the Group and these benefits can be measured reliably. In order for the Group to generate a Certified Emission Reduction, a number of steps must be performed, as follows:

- the Group constructs a facility that produces Emission Reductions;
- the United Nations approves the process and methodology of measuring Emission Reductions and certifies their acceptance of the production process;
- the Group has to obtain the approval of the Designated National Authority for the process and methodology in the country in which the Emission Reduction facility is based;
- the Group produces Emission Reductions to supply to the customer;
- the Group then notifies the customer that Emission Reductions have been verified and are held for the customer's account; and
- the Emission Reductions need to be registered by the UNFCCC before they become Certified Emission Reductions that can be utilized by the customer in its own jurisdiction to reduce its level of emission production..

The Group will only recognise revenue when it notifies the customer that the Emission Reductions have been produced and are held for the customer's account,

and it determines that the delivery and regulatory risk encompassed in the final Emission Reduction registration and certification process is minimal. As of the date of this report, no Emission Reductions have yet been certified and, consequently, it is not possible to identify the degree of this delivery or regulatory risk.

AgCert International Plc

Notes to the condensed consolidated interim financial statements

1. Administrative Expenses

Administrative expenses are made up as follows:

	€
Employee costs	3,844,857
Professional and Legal	281,283
Depreciations and amortisation	99,696
General and administrative	1,151,742
	5,377,578

2. Earnings per Share

The calculation of basic and diluted earnings per share for the period ended 30 June 2005 was based on the loss attributable to ordinary shareholders of (€7,217,536) and a weighted average number of ordinary shares outstanding during the six months ended 30 June 2005 of 9,923,991, calculated as follows:

Loss attributable to ordinary shareholders for the period ended 30 June 2005 (in thousands of Euro)

	'000
Loss for the period	(7,217)
Dividends on preference shares	nil
Loss Attributable to Ordinary shareholders	(7,217)

Weighted average number of ordinary shares for the six months ended 30 June 2005 (in thousands of shares)

Issued ordinary shares at 8 December 2004	1,000
Effect of Initial Public Offering in June 2005	7,239
Effect of debt converted in June 2005	1,684
Weighted average number of ordinary shares at 30 June 2005	9,924

3. Property, Plant and Equipment

Acquisitions and Disposals

During the six months ended 30 June 2005, the Group acquired assets with a cost of €10,404,595.

4. Capital and Reserves

	Number of Ordinary	Share Capital	Share Premium	Total

	Shares	€	€	€
On issue of incorporation	1,000,000	10,000	-	10,000
Renominalisation of Share capital from €0.01 to €0.0001	99,000,000	-	-	-
	100,000,000	10,000	-	10,000
Issued for cash on IPO	43,436,293	4,344	79,844,580	79,848,924
Conversion of loan notes	10,107,656	1,011	8,375,430	8,376,441
	153,543,949	15,355	88,220,010	88,235,365

- Date of renominalisation was 27 April 2004.
- The IPO proceeds are shown net of issue costs of €11,097,540.

	Share Capital €	Share Premium €	Retained Earnings €	Translation Reserve €	Fair Value Reserve €	
alance on inception	10,0000	-	-	-	-	
Issue of convertible loan notes	-	-	-	-	1,876,450	1,
IPO issue	4,344	79,844,580	-	-	-	79,
Conversion of loan notes	1,011	8,375,430	-	-	(1,876,450)	6,
Total recognised income and expenses	-	-	(7,217,536)	(189,719)	-	(7,
	15,355	88,220,010	(7,217,536)	(189,719)	-	80,

Ordinary shares

The holders of the ordinary shares are entitled to receive dividends as declared :om time to time and are entitled to one vote per share at meetings of the company.

5. Cash Flows from Operating Activities

The net cash flow from operating activities is calculated as follows:

Net Loss	(7,217,536)
Adjustments	
Depreciation and Amortisation	99,696
Loss on disposal of assets	3,026
Translation adjustment	(189,719)
Changes in operating assets and liabilities	
Inventory and aggregation options	(177,857)
Prepaid expense and other assets	(798,383)
Accounts payable and accrued liabilities	1,128,896
Net cash from operating activities	(7,151,877)

6. Employee Benefits

Defined contribution pension plan

The Group contributed €nil during the period on behalf of employees to a defined contribution pension plan.

7. Acquisitions

During the period under review certain of the business, assets and liabilities of AgCert International LLC and AgCert Canada Co were acquired by the Company and its subsidiary undertakings.

The key transactions were:

• right, title and interest in the bio-digesters and lagoons constructed in Brazil and Mexico, together with all related equipment and tangible and intangible property were transferred from AgCert International LLC to the Company for the amount of US$1.5 million;

• right, title and interest in and to any and all non US intellectual property rights (including the AgCert trade mark and the proprietary computer software) to be used outside of the United States of America were assigned from AgCert International LLC to the Company for the amount of US$3.7 million;

• right, title and interest in and to any and all US intellectual property rights (including the AgCert trade mark and the proprietary computer software) to be used inside the US only, were assigned from AgCert International LLC to AgCert Services USA, Inc. a subsidiary of the Company for the amount of US$10.00;

• the Company acquired the rights and assumed the obligations of AgCert Canada Co under certain contracts with bio-digester construction contractors in Brazil and letters of intent, contracts and arrangements with farmers in Canada, Brazil and Mexico for the collection of relevant data, construction of certain improvements on farmers' property and the generation of environmental emission offsets. As part of the assignment, the Company agreed to assume AgCert Canada Co's obligations under a certain promissory note (the 'Canadian Note') in the original amount of US$1.3 million issued by AgCert Canada Co to AgCert International LLC in respect of the financing by AgCert International LLC of AgCert Canada Co's costs in obtaining and performing the contracts. In exchange for the cancellation of the Canadian Note, the Company issued to AgCert International LLC US$1.3 million in nominal value Series "B" Unsecured Non Convertible Loan Notes 2007;

• AgCert Canada Holding Limited, a subsidiary of the Company, acquired the issued share capital of AgCert Canada Co for US$ 1.00.

The consideration paid in respect of key transactions outlined above totalled US$6.5 million and was settled through the issuance by the Company to AgCert International LLC of Series "A" Unsecured Non Convertible Loan Notes 2007 ('Series "A" Notes') in the amount of US$2.7 million and the issuance of Series "B" Unsecured Non Convertible Loan Notes 2007 ('Series "B" Notes') in the amount of US$3.8 million.

8. Significant Subsidiaries

The Company has an investment in the following subsidiaries:

	Country of Incorporation interest	Ownership
AgCert Services (USA), Inc	Unites States	100%

AgCert Brazil Environmental Solutions Limited	Brazil	99.98%(1)
AgCert Mexico Environmental Services S de RL de CV	Mexico	99%(2)
AgCert Canada Holding Limited	Ireland	100%

Note 1: The remaining ownership interest is held by Andlinger Capital III, LLC.

Note 2: The remaining ownership interest is held by AgCert Canada Holdings Limited.

9. Contractual Commitments

Effective as of 1 January 2005, certain long term contractual commitments held by AgCert International LLC and AgCert Canada Co were transferred to the Company.

The Company now has various long term contractual commitments to supply certified emission reductions to third parties. The sales value of these contractual commitments is €74 million. In certain circumstances where the Company is unable to generate sufficient quantities of CERs to supply to third parties, under the terms of these contracts, replacement CERs would need to be sourced in order for the Company to fulfil its contractual obligations. The projected cost of these alternate CERs is indeterminable, however, it is possible that the Company would have to acquire these CERs at the then prevailing market price.

The Company also has various contractual commitments with the farmers in Brazil and Argentina. As part of the contract with the farmers the Company agrees to pay them a percentage of the revenue received from the sale of the offsets.

10. Warrants

During a three year period subsequent to the Company's initial public offering International Finance Corporation, member of the World Bank Group, ("IFC") and Antipodcan Partners ("AP") have an option to subscribe for shares at an option price equal to £1.40. The number of shares that are the subject of the option are: IFC 1,862,700 and AP 149,000.

The option maybe exercised in whole or in part and shall not become exercisable until certain specified conditions in the agreement are satisfied.

11. Related Party Transactions

The Group has a related party relationship with its subsidiaries (see note 8).

12. Contingencies

There were no known undisclosed material contingencies at the date of signing the condensed consolidated interim financial statements.

13. Subsequent Events

At the date of signing the condensed consolidated interim financial statements there were no known material subsequent events which required disclosure.

14. Approval of Condensed Consolidated Interim Financial Statements

The directors approved these condensed consolidated interim financial statements on 12 September 2005.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	AgCert International PLC
TIDM	AGC
Headline	Letter of approval
Released	07:09 19-Sep-05
Number	4178R

RNS Number:4178R
AgCert International PLC
19 September 2005

This announcement and the information contained herein is restricted and is not for publication, release or distribution in whole or in part in the United States of America, Australia, Canada, Japan or South Africa

AgCert Receives Letter of Approval from Brazil

AgCert International plc (AgCert) a leader in the production and sale of agriculturally derived greenhouse gas emission reductions, today announces notification from the Brazilian Government of its issuance of a letter of approval (LoA) in relation to the Company's improved animal waste management system project at the Granja Becker farm.

The LoA represents confirmation that Brazil, as host country, approves AgCert's Granja Becker project as a Clean Development Mechanism project as defined in Article 12 of the Kyoto protocol, a requirement for having the project registered with the CDM Executive Board.

Commenting on receipt of the LoA notification from Brazil, Bill Haskell, CEO of AgCert said:

"We are delighted to have secured this approval from Brazil. This affirms our commitment to Brazil as a partner in the creation of greenhouse gas reductions. Between Mexico and Brazil, this marks the eighth LoA that AgCert has received and further validates AgCert's business model. We look forward to working with the Brazilian Government to generate large scale emission reduction offsets."

Contacts:

AgCert + 353 1 2457400
Bill Haskell, CEO
Paul D'Alton, CFO
Todd Jones, VP

Maitland + 44 (0)20 7379 5151
Liz Morley/Brian Hudspith

Notes to Editors

About AgCert

AgCert International plc is listed on the London Stock Exchange. The Group was founded in 2002 to produce and sell reductions in greenhouse gas emissions (referred to as "Offsets") from agricultural sources on an industrial scale. These Offsets are intended to satisfy the requirements of the Kyoto Protocol and

as such will be capable of being traded on the newly established European cap and trade system, the European Union Emissions Trading Scheme ("EU-ETS").

The Group's methods enable it to produce Offsets through the capture and combustion of Biogas containing greenhouse gases, primarily methane, emitted from animal waste management systems ("AWMSs"). To achieve this, AgCert has developed proprietary systems and processes which have been designed to be fully scalable and adaptable to the AWMSs of large confined animal feeding operations including those for swine, dairy and poultry. As at 10 September 2005, the AgCert Group has arrangements relating to over 1,000 farms in Brazil and Mexico, under which it secures the exclusive rights to any Offsets derived from the farmers' modified AWMSs for a ten year period from the date of the contract.

The Group has entered into one of the largest reported forward sales contracts relating to the supply of CERs, a form of Offset, and in total has contracted under forward sales contracts to deliver CERs to the value of approximately €74 million to customers including Nuon, BHP Billiton and EDF. More broadly, the Group intends to sell its Offsets to large industrial emitters, governments, funds and energy traders.

The entry into legal force of the Kyoto Protocol on 16 February 2005, along with the EU's voluntary early adoption of emissions reduction targets under the EU-ETS, has created a significant demand for Offsets. The purchase of Offsets enables greenhouse gas emitters, including countries and commercial entities such as power generators, to ensure that their net greenhouse gas emissions remain within specified limits in order to avoid financial penalties. In addition, the Directors believe there will be significant speculation in Offsets. Point Carbon forecasts that the global market for Offsets is likely to reach €34 billion by 2010 including primary demand and secondary trading. Estimates of the primary demand in Europe for Offsets are 60 to 70 million Offsets per annum until 2008, rising to approximately one billion Offsets per annum from 2008 to 2012, when considered globally.

AgCert has identified agriculture as one of the largest commercial opportunities for Offset production and expects to be a leading supplier of Offsets from this sector. Agriculture is responsible for around 20 per cent of the world's annual greenhouse gas emissions. Under the Kyoto Protocol, any reductions in greenhouse gas emissions derived from this sector qualify as CERs provided they are derived from projects that have been validated by a DOE and Registered by the UN Executive Board and are properly verified and certified according to the stringent requirements laid down by the UN. AgCert's proprietary systems and processes include one of only two UN approved large scale methodologies for the production of Offsets in the agricultural sector. This has given the Group early strategic advantages in capitalising upon the rapidly evolving carbon based emission trading markets. As at 10 September 2005, the Group has initiated the modification of AWMSs on 528 farms in Brazil and Mexico which are expected to create Total Credit Reserves of approximately 32 million Offsets over the life of the agreements.

The Group is currently awaiting various regulatory approvals with regard to verification of the Offsets and their certification as CERs.

The Group's strategy is to expand rapidly its Offset production and resultant sales capacity by commencing the modification of AWMSs on farms where it has already entered into arrangements with farmers and by rolling out its turnkey AWMS modification methods both geographically and across additional livestock species beyond its current focus on swine through the entry into contracts with additional farms.

More information about AgCert's Greenhouse Gas Reduction projects can be found at www.agcert.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	AgCert International PLC
TIDM	AGC
Headline	operational progress update
Released	07:00 03-Nov-05
Number	5743T

RNS Number:5743T
AgCert International PLC
03 November 2005

3 November 2005

AgCert International plc

("AgCert" or the "Company")

AgCert makes operational progress

AgCert International plc (LSE: AGC), a leader in the production and sale of agriculturally derived greenhouse gas emission reductions, today provides an update on its operational performance following its trading update announced on 13 September 2005.

AgCert is pleased to announce progress has been made with the Company's operations, particularly with regard to two of the performance measures which had previously fallen behind expectations, namely the number of digester completions and time taken to complete the modification of animal waste management systems.

From 10 September 2005 to 31 October 2005, an additional 57 farms have been completed, bringing the total completed number of farms to 131. AgCert is now on track to exceed its internal operational target of 170 completed farms by 31 December 2005. In addition, the recent completion time for digester construction has been averaging less than 12 weeks, compared with 16 to 20 weeks for the farms completed up to 10 September 2005.

As of today, AgCert has 23 Project Design Document (PDDs) in the Clean Development Mechanism (CDM) regulatory process. AgCert anticipates nearly doubling its number of PDD submissions over the next 90 days and management remains focused on seeking to improve other operational metrics. Although the Directors are encouraged by the Company's progress, they are not yet in a position to revise their previous guidance on the timeframe for achieving the Company's inventory and sales targets for 2005 and 2006, and expect to provide a full update by year end.

Bill Haskell, interim CEO of AgCert said:

"I am extremely pleased with the progress made during the last several weeks. We have increased our farm completion rate and shortened the average completion time. We are continuing in our search for a new CEO and we will advise further when it is appropriate to do so."

For further information:
AgCert International
Bill Haskell, CEO Tel: +353 1 245 7400
Paul D'Alton, CFO www.agcert.com

AgCert media inquiries:

Maitland
Liz Morley / Brian Hudspith Tel: +44 (0) 20 7379 5151

About AgCert

AgCert International plc is listed on the London Stock Exchange. The Group was founded in 2002 to produce and sell reductions in greenhouse gas emissions (referred to as "Offsets") from agricultural sources on an industrial scale. These Offsets are intended to satisfy the requirements of the Kyoto Protocol and will be capable of being traded on the newly established European cap and trade system, the European Union Emissions Trading Scheme ("EU-ETS").

The Group's methods enable it to produce Offsets through the capture and combustion of Biogas containing greenhouse gases, primarily methane, emitted from animal waste management systems ("AWMSs"). To achieve this, AgCert has developed proprietary systems and processes which have been designed to be fully scalable and adaptable to the AWMSs of large confined animal feeding operations including those for swine, dairy and poultry.

The Group has entered into one of the largest reported forward sales contracts relating to the supply of CERs, a form of Offset, and in total has contracted under forward sales contracts to deliver CERs to the value of approximately €74 billion to customers including Nuon, BHP Billiton and EDF. More broadly, the Group intends to sell its Offsets to large industrial emitters, governments, funds and energy traders.

The entry into legal force of the Kyoto Protocol on 16 February 2005, along with the EU's voluntary early adoption of emissions reduction targets under the EU-ETS, has created a significant demand for Offsets. The purchase of Offsets enables greenhouse gas emitters, including countries and commercial entities such as power generators, to ensure that their net greenhouse gas emissions remain within specified limits in order to avoid financial penalties. In addition, the Directors believe there will be significant speculation in Offsets. Point Carbon forecasts that the global market for Offsets is likely to reach €34 billion by 2010 including primary demand and secondary trading. Estimates of the primary demand in Europe for Offsets are 60 to 70 million Offsets per annum until 2008, rising to approximately one billion Offsets per annum from 2008 to 2012, when considered globally.

AgCert has identified agriculture as one of the largest commercial opportunities for Offset production and expects to be a leading supplier of Offsets from this sector. Agriculture is responsible for around 20 per cent of the world's annual greenhouse gas emissions. Under the Kyoto Protocol, any reductions in greenhouse gas emissions derived from this sector qualify as CERs provided they are derived from projects that have been validated by a DOE and Registered by the UN Executive Board and are properly verified and certified according to the stringent requirements laid down by the UN. AgCert's proprietary systems and processes include one of only two UN approved large scale methodologies for the production of Offsets in the agricultural sector. This has given the Group early strategic advantages in capitalising upon the rapidly evolving carbon based emission trading markets. The Group has initiated the modification of AWMS on 528 farms in Brazil and Mexico which are expected to create Total Credit Reserves of approximately 32 million Offsets over the life of the agreements.

The Group is currently awaiting various regulatory approvals with regard to verification of the Offsets and their certification as CERs.

The Group's strategy is to expand rapidly its Offset production and resultant sales capacity by commencing the modification of AWMSs on farms where it has already entered into arrangements with farmers and by rolling out its turnkey AWMS modification methods both geographically and across additional livestock species beyond its current focus on swine through the entry into contracts with additional farms.

More information about AgCert's Greenhouse Gas Reduction projects can be found at www.agcert.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	AgCert International PLC
TIDM	AGC
Headline	Letters of Approval received
Released	12:30 23-Nov-05
Number	5630U

RNS Number:5630U
AgCert International PLC
23 November 2005

AgCert Receives Eight Conditional Letters of Approval

Dublin AgCert International plc (AgCert) a leader in the production and sale of agriculturally derived greenhouse gas emission reductions, today announces notification from the Brazilian Government of its issuance of eight conditional letters of approval (LoAs) in relation to the Company's improved animal waste management system project at the majority of its prompt start farms in Brazil.

These eight conditional LoAs relate to projects comprised of 155 farm sites throughout Brazil.

These LoAs represent confirmation that Brazil, as host country, approves AgCert's animal waste management system projects as a Clean Development Mechanism project as defined in Article 12 of the Kyoto protocol, a requirement for having the project registered with the CDM Executive Board.

Bill Haskell, AgCert CEO, stated, "We are pleased with the continued regulatory progress. This development allows AgCert to capitalise on a vast majority of its prompt start activities."

For further information:
AgCert International
Bill Haskell, CEO Tel: +353 1 245 7400
Todd Jones, SVP www.agcert.com
Paul D'Alton, CFO

AgCert media inquiries:
Maitland
Liz Morley / Brian Hudspith Tel: +44 (0)20 7379 5151

About AgCert

AgCert International plc is listed on the London Stock Exchange. The Group was founded in 2002 to produce and sell reductions in greenhouse gas emissions (referred to as "Offsets") from agricultural sources on an industrial scale. These Offsets are intended to satisfy the requirements of the Kyoto Protocol and will be capable of being traded on the newly established European cap and trade system, the European Union Emissions Trading Scheme ("EU-ETS").

The Group's methods enable it to produce Offsets through the capture and combustion of Biogas containing greenhouse gases, primarily methane, emitted from animal waste management systems ("AWMSs"). To achieve this, AgCert has developed proprietary systems and processes which have been designed to be fully scalable and adaptable to the AWMSs of large confined animal feeding operations including those for swine, dairy and poultry.

The Group has entered into one of the largest reported forward sales contracts relating to the supply of CERs, a form of Offset, and in total has contracted under forward sales contracts to deliver CERs to the value of approximately €74

million to customers including Nuon, BHP Billiton and EDF. More broadly, the Group intends to sell its Offsets to large industrial emitters, governments, funds and energy traders.

The entry into legal force of the Kyoto Protocol on 16 February 2005, along with the EU's voluntary early adoption of emissions reduction targets under the EU-ETS, has created a significant demand for Offsets. The purchase of Offsets enables greenhouse gas emitters, including countries and commercial entities such as power generators, to ensure that their net greenhouse gas emissions remain within specified limits in order to avoid financial penalties. In addition, the Directors believe there will be significant speculation in Offsets. Point Carbon forecasts that the global market for Offsets is likely to reach €34 billion by 2010 including primary demand and secondary trading. Estimates of the primary demand in Europe for Offsets are 60 to 70 million Offsets per annum until 2008, rising to approximately one billion Offsets per annum from 2008 to 2012, when considered globally.

AgCert has identified agriculture as one of the largest commercial opportunities for Offset production and expects to be a leading supplier of Offsets from this sector. Agriculture is responsible for around 20 per cent of the world's annual greenhouse gas emissions. Under the Kyoto Protocol, any reductions in greenhouse gas emissions derived from this sector qualify as CERs provided they are derived from projects that have been validated by a DOE and Registered by the UN Executive Board and are properly verified and certified according to the stringent requirements laid down by the UN. AgCert's proprietary systems and processes include one of only two UN approved large scale methodologies for the production of Offsets in the agricultural sector. This has given the Group early strategic advantages in capitalising upon the rapidly evolving carbon based emission trading markets. The Group has initiated the modification of AWMS on 528 farms in Brazil and Mexico which are expected to create Total Credit Reserves of approximately 32 million Offsets over the life of the agreements.

The Group is currently awaiting various regulatory approvals with regard to verification of the Offsets and their certification as CERs.

The Group's strategy is to expand rapidly its Offset production and resultant sales capacity by commencing the modification of AWMSs on farms where it has already entered into arrangements with farmers and by rolling out its turnkey AWMS modification methods both geographically and across additional livestock species beyond its current focus on swine through the entry into contracts with additional farms.

More information about AgCert's Greenhouse Gas Reduction projects can be found at www.agcert.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	AgCert International PLC
TIDM	AGC
Headline	Agreement announcement
Released	14:30 05-Dec-05
Number	1314V

RNS Number:1314V
AgCert International PLC
05 December 2005

AgCert International plc
AgCert Canada Announces Agreement with EPCOR Utilities

5 December 2005, Dublin: AgCert International plc (LSE: AGC), a leader in the production and sale of agriculturally derived greenhouse gas emission reductions, announces that its subsidiary AgCert Canada Ltd. has reached an agreement with EPCOR Utilities Inc., one of Canada's leading power and water utility companies, for the supply of Canadian greenhouse gas offset credits generated from farming operations under contract with AgCert Canada.

Under the agreement, AgCert Canada will deliver 100,000 tonnes of CO2 equivalent (CO2e) offsets to EPCOR for an initial period of six years, commencing in 2006. These offsets will be generated to conform to the standards set by the Canadian Offset Program Authority, which is expected to be established in early 2006.

"EPCOR is serious about mitigating greenhouse gas emissions and doing our part to support Canada's greenhouse gas management commitments," said Dr. David Lewin, EPCOR's Senior Vice President of Environment. "By working with AgCert, we have secured high value Canadian offsets that are authentic and verifiable and have taken action to support a stronger offset market within the country."

Bill Haskell, CEO, AgCert International, said, "AgCert and EPCOR have entered into one of the largest emission offset credit purchases ever undertaken within the emerging Canadian marketplace. AgCert Canada looks forward to working with the new Canadian Offset Program Authority to further advance Canada's domestic marketplace. Through the development of a market that is based on verifiable and authentic offsets, AgCert Canada can help Canadian businesses to reduce their emissions in an effective and economically sustainable manner."

For further information:

AgCert International

Bill Haskell, CEO	Tel: +1 321 409 7801
Paul D'Alton, CFO	Tel: +353 1 245 7400
Todd Jones	Tel: +1 321 409 7801

AgCert media inquiries:

Maitland

Liz Morley / Brian Hudspith	Tel: +44 (0) 207 379 5151

AgCert Canada Ltd. is a subsidiary of AgCert International plc which is listed on the London Stock Exchange. AgCert Canada was one of the first AgCert subsidiaries to enter into contracts with farmers to reduce greenhouse gases. The Group was founded in 2002 to produce and sell reductions in greenhouse gas emissions (referred to as "Offsets") from agricultural sources on an industrial

scale.

The Group's methods enable it to produce Offsets by changing conventional methods used in animal waste management systems (AWMSs). To achieve this, AgCert has developed proprietary systems and processes which have been designed to be fully scalable and adaptable to the AWMSs of large confined animal feeding operations including those for swine, dairy and poultry.

AgCert recently received UN approval to globally apply its methodologies, which are used to create agriculturally-derived emission reductions by changing animal waste management practices. Agriculture has an unmatched capacity to consistently produce qualified offsets, as well as renewable energy solutions and its projects in Brazil and Mexico have drawn wide-scale interest from European, Canadian and Japanese customers.

More information about AgCert's Greenhouse Gas Reduction projects can be found at www.agcert.com

About EPCOR Utilities Inc.

EPCOR Utilities Inc. is one of Canada's top providers of power and water. We provide energy and energy-related services and products and supply power and water solutions to customers in Alberta, Ontario, British Columbia and the U.S. Pacific Northwest. Drawing on over 100 years of experience, EPCOR builds, owns and operates power plants, electrical transmission and distribution networks, water and wastewater treatment facilities and infrastructure.

EPCOR has been named one of Canada's Top 100 employers for six consecutive years, and was the 2004 Overall Winner of the Conference Board of Canada/Spencer Stuart National Award in Governance. EPCOR is headquartered in Edmonton, Alberta. EPCOR's web site is www.epcor.ca.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

RECEIVED
2006 OCT -4 P 12:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	AgCert International PLC
TIDM	AGC
Headline	Director/PDMR Shareholding
Released	15:51 05-Dec-05
Number	7682U

RNS Number:7682U
AgCert International PLC
28 November 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS,
PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

   AGCERT INTERNATIONAL PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or YES (3.1.4R(1)(a))ONLY

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

   TED HOLLON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

8. State the nature of the transaction

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

14. Date and place of transaction

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

    OCTOBER 24, 2005

18. Period during which or date on which it can be exercised

    VEST IN THREE EQUAL INSTALMENTS OF ONE THIRD ON EACH SUCCESSIVE ANNIVERSARY DATE OVER THE THREE YEAR PERIOD FOLLOWING THE DATE ON WHICH THE OPTION - HOLDER'S SERVICE OR EMPLOYMENT COMMENCED 10 YEAR LIFE CYCLE FOR EACH GRANT.

19. Total amount paid (if any) for grant of the option

    NIL

20. Description of shares or debentures involved (class and number)

    ORDINARY SHARES OF 0.01 CENTS (390,000 SHARE OPTIONS)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

    EXERCISE PRICE : £1.42

22. Total number of shares or debentures over which options held following notification

    ORDINARY SHARES OF 0.01 CENTS
    (390,000 SHARE OPTIONS)

23. Any additional information

    NIL

24. Name of contact and telephone number for queries

    TED HOLLON - 1-321-960-3785 (MOBILE)
    1-321-409-7884 (DIRECT-WORK)

Name and signature of duly authorised officer of issuer responsible for making notification

HUGH CAROLAN

Date of notification OCTOBER 24, 2005

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	AgCert International PLC
TIDM	AGC
Headline	Director/PDMR Shareholding
Released	15:51 05-Dec-05
Number	7680U

RNS Number:7680U
AgCert International PLC
28 November 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS,
PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

AGCERT INTERNATIONAL PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

YES (3.1. 4 R (1)(a) ONLY)

3. Name of person discharging managerial responsibilities/director

UNA HENRY

4. State whether notification relates to a person connected with a person

discharging managerial responsibilities/director named in 3 and identify the connected person

NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

8. State the nature of the transaction

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

14. Date and place of transaction

15. Total holding following notification and total percentage holding following

notification (any treasury shares should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

DEFERRED SHARES, NOT OPTIONS (DEFERRED SHARES/AWARD IS A PROMISE TO PROVIDE THE AWARD HOLDER WITH SHARES CONTINGENT ON REMAINING IN SERVICE DURING THE VESTING PERIODS)

17. Date of grant

OCT 24TH, 2005

18. Period during which or date on which it can be exercised

VEST IN THREE EQUAL INSTALLMENTS OF ONE THIRD ON EACH SUCCESSIVE ANNIVERSARY DATE OVER THE THREE YEAR PERIOD FOLLOWING THE DATE ON WHICH THE EMPLOYMENT COMMENCED.

19. Total amount paid (if any) for grant of the option

DEFERRED SHARES, NOT OPTIONS - NIL

20. Description of shares or debentures involved (class and number)

ORDINARY SHARES OF 0.01 CENTS - (270,000)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

DEFERRED SHARES NOT OPTIONS - SO NIL EXERCISE PRICE
PRICE OF SHARES @ DATE OF GRANT OF DEFERRED SHARE AWARD WAS £1.42

22. Total number of shares or debentures over which options held following notification

DEFERRED SHARES, NOT OPTIONS - (270,000)

23. Any additional information

NIL

24. Name of contact and telephone number for queries

UNA HENRY

00 353 1 245 7401
00 353 86 2431759

Name and signature of duly authorised officer of issuer responsible for making notification

HUGH CAROLAN

Date of notification OCTOBER 24, 2005

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	AgCert International PLC
TIDM	AGC
Headline	Director/PDMR Shareholding
Released	15:50 05-Dec-05
Number	7679U

RNS Number:7679U
AgCert International PLC
28 November 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS,
PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

   AGCERT INTERNATIONAL PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or YES(3.1.4R(1)(a)ONLY)

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

   HUGH CAROLAN

4. State whether notification relates to a person connected with a person

discharging managerial responsibilities/director named in 3 and identify the connected person

NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

8. State the nature of the transaction

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

14. Date and place of transaction

15. Total holding following notification and total percentage holding following

notification (any treasury shares should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

DEFERRED SHARES, NOT OPTIONS (DEFERRED SHARES/AWARDS IS A PROMISE TO PROVIDE THE AWARD - HOLDER WITH SHARES CONTINGENT ON REMAINING IN SERVICE. DURING THE VESTING PERIODS)

17. Date of grant

OCT 24TH, 2005

18. Period during which or date on which it can be exercised

VEST IN THREE EQUAL INSTALLMENTS OF ONE-THIRD ON EACH SUCCESSIVE ANNIVERSARY DATE OVER THE THREE YEAR PERIOD FOLLOWING THE DATE ON WHICH THE EMPLOYMENT COMMENCED.

19. Total amount paid (if any) for grant of the option

DEFERRED SHARES, NOT OPTIONS - NIL

20. Description of shares or debentures involved (class and number)

ORDINARY SHARES OF 0.01 CENTS (145,000)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

DEFERRED SHARES NOT OPTIONS
- SO NIL EXERCISE PRICE

PRICE OF SHARES @ DATE OF GRANT OF DEFERRED SHARE AWARD WAS £1.42

22. Total number of shares or debentures over which options held following notification

DEFERRED SHARES, NOT OPTIONS

- (145,000)

23. Any additional information

NIL

24. Name of contact and telephone number for queries

HUGH CAROLAN - +353 87 9690547

Name and signature of duly authorised officer of issuer responsible for making notification

Date of notification OCTOBER 24, 2005

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	AgCert International PLC
TIDM	AGC
Headline	Registration
Released	07:01 06-Dec-05
Number	1893V

RNS Number:1893V
AgCert International PLC
06 December 2005

AgCert International plc
First Project Registered in Mexico

6 December 2005, Dublin. AgCert International plc (LSE: AGC) "AgCert", a leader in the production and sale of agriculturally derived greenhouse gas emission reductions, today announces that one of its projects in Mexico, comprising 23 farms, has achieved the first Mexican registration by the United Nations appointed Executive Board of the Clean Development Mechanism (CDM).

Registration, which lasts for ten years in this case, is the formal acceptance by the Executive Board of a validated project as a CDM project activity under the Kyoto Protocol and is the prerequisite for the subsequent verification, certification and issuance of Certified Emission Reductions (CERs).

Det Norske Veritas Certification Ltd. will now undertake the verification of the emission reductions achieved by this AgCert project, following which AgCert will submit a request to the CDM Executive Board to certify and issue CERs. There can be no certainty about the timing of these next stages but, subject to verification, CERs from this first Mexican project could be issued within the first quarter of 2006.

AgCert's emission reductions are generated by climate-friendly, sustainable development projects in developing countries, such as Mexico and Brazil. AgCert captures and combusts Biogas containing greenhouse gases, principally methane, emitted from animal waste management systems, primarily from swine.

Miguel Angel Cervantes, Mexican Designate National Authority (DNA), who was reached at the annual United Nations Climate Change Conference (COP/MOP) in Montreal, stated:

"I am happy to see the first Mexican CDM project registered and I am excited that there are many more projects of this type in the pipeline."

Bill Haskell, CEO, AgCert International said

"We are delighted to be the first company to have a CDM project registered in Mexico and we will now be moving towards certification as soon as possible. In addition, we have a number of other projects going through the CDM regulatory approval process across Brazil and Mexico, and we look forward to providing updates on the progress of these over the coming weeks and months."

For further information:

AgCert International
Bill Haskell, CEO Tel: +1 321 409 7801
Paul D'Alton, CFO Tel: +353 1 245 7400
Todd Jones Tel: +1 321 409 7820

AgCert media inquiries:
Maitland
Liz Morley / Brian Hudspith Tel: +44 (0)20 7379 5151

About AgCert

AgCert International plc is listed on the London Stock Exchange. The Group was founded in 2002 to produce and sell reductions in greenhouse gas emissions (referred to as "Offsets") from agricultural sources on an industrial scale. These Offsets are intended to satisfy the requirements of the Kyoto Protocol and be capable of being traded on the newly established European cap and trade system, the European Union Emissions Trading Scheme ("EU-ETS").

AgCert has identified agriculture as one of the largest commercial opportunities for Offset production and expects to be a leading supplier of Offsets from this sector. Agriculture is responsible for around 20 per cent of the world's annual greenhouse gas emissions. Under the Kyoto Protocol, any reductions in greenhouse gas emissions derived from this sector qualify as CERs provided they are derived from projects that have been validated by a DOE and Registered by the UN Executive Board and are properly verified and certified according to the stringent requirements laid down by the UN. AgCert's proprietary systems and processes include one of only two UN approved large scale methodologies for the production of Offsets in the agricultural sector. This has given the Group early strategic advantages in capitalising upon the rapidly evolving carbon based emission trading markets.

The Group's strategy is to expand rapidly its Offset production and resultant sales capacity by commencing the modification of AWMS on farms where it has already entered into arrangements with farmers and by rolling out its turnkey AWMS modification methods both geographically and across additional livestock species beyond its current focus on swine through the entry into contracts with additional farms.

More information about AgCert's Greenhouse Gas Reduction projects can be found at www.agcert.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	AgCert International PLC
TIDM	AGC
Headline	pre-close trading statement
Released	07:00 12-Dec-05
Number	4708V

RNS Number:4708V
AgCert International PLC
12 December 2005

AgCert International plc
PRE-CLOSE TRADING UPDATE

Dublin, Ireland. AgCert International plc (the "Company" or "AgCert") (AGC) announces a trading update prior to its 31 December year end. This trading update covers its operational performance in the modification of animal waste management systems and the subsequent build up of greenhouse gas emission reduction Offset ("Offset") inventory.

The Board of AgCert is pleased to announce that the Company has made substantial progress in both its operations and regulatory approvals. Highlights include:

- AgCert has completed 221 sites as at 9 December compared to 74 at 10 September, representing a 300% increase. 128 sites were completed in the last eight weeks.
- The United Nations appointed Clean Development Mechanism (CDM) Executive Board approved the registration of two of its projects in Brazil and Mexico. The formal acceptance (registration) of a validated project as a CDM project activity under the Kyoto Protocol is the prerequisite for the subsequent verification, certification and issuance of Certified Emission Reductions (CERs).
- The Company has received 24 Letters of Approval (LOAs) for modification of animal waste management systems, primarily for swine but also for dairy.

Below is a summary of the Company's operational performance with reference to its key performance measures.

Performance measure	10 September 2005	9 December 2005
Arrangements for sites (Brazil, Mexico, Chile, Argentina)	>1,000	>1,300
Sites in progress	352	244
Build time	16 to 20 weeks	12 to 15 weeks
Completions	74	221
Capital cost per CER	€1.20	€1.22
CER annual production rate for completed sites	0.4 million	1.2 million
Prompt start qualifying farms	471, of which, 372 farms meet company criteria	471, of which, 372 farms meet company criteria
Total credit reserve (from farms started)	23 million tonnes CO2e(*)	25 million tonnes CO2e
PDDs submitted	18	30
PDDs registered	0	2
Letters of approval	7 (Mexico)	15 (Mexico) 9 (Brazil)(**)

EUA prices	€23.83	€21.60(***)

* Credit reserve, from farms started, is lower than previously reported due to a new operational definition of Farm Start that does not consider site pre-assessment as the commencement of construction activities.
** Eight Brazilian LOAs are conditional
*** Source: PointCarbon

The Board anticipates that the Company's first CERs will be certified, ready for delivery, by the end of Q1 2006. The Company expects to be able to produce an amount of Offsets sufficient to meet contracted deliveries, subject to completing the remaining final steps of regulatory approval.

AgCert has strengthened its existing operational and financial reporting structures during the last three months to facilitate a more cohesive management structure and information system. The Directors believe this has contributed to a better operating performance.

Bill Haskell, Interim CEO, AgCert International said

"I am very pleased with the progress we have made over the last three months. We have managed to address the execution issues successfully and the results are coming through in our key performance indicators. We have also made significant regulatory progress and the prospects for AgCert look increasingly positive."

Contact:

AgCert International	
Bill Haskell, CEO, AgCert International	+353 (0) 1 245 7400
Paul D'Alton, Finance Director	+353 (0) 1 245 7400
Maitland	
Elizabeth Morley /Brian Hudspith	+44 (0)20 7379 5151

This announcement contains certain statements regarding the group's financial position and results, business strategy, plans and objectives that are or may be deemed to be forward-looking statements, including without limitation, statements containing the words "believes"," anticipates" "intends" "plans", "estimates", "aims"," expects" or, in each case, their negative or other variations or comparable terminology. Such statements involve risk and uncertainty because they relate to future events and circumstances, and there are accordingly a number of factors, which might cause actual results and performance to differ materially from those expressed or implied by such statements.

About AgCert

AgCert International plc is listed on the London Stock Exchange. The Group was founded in 2002 to produce and sell reductions in greenhouse gas emissions (referred to as "Offsets") from agricultural sources on an industrial scale. These Offsets are intended to satisfy the requirements of the Kyoto Protocol and be capable of being traded on the newly established European cap and trade system, the European Union Emissions Trading Scheme ("EU-ETS").

AgCert has identified agriculture as one of the largest commercial opportunities for Offset production and expects to be a leading supplier of Offsets from this sector. Agriculture is responsible for around 20 per cent of the world's annual greenhouse gas emissions. Under the Kyoto Protocol, any reductions in greenhouse gas emissions derived from this sector qualify as CERs provided they are derived from projects that have been validated by a DOE and Registered by the UN Executive Board and are properly verified and certified according to the stringent requirements laid down by the UN. AgCert's proprietary systems and processes include one of only two UN approved large scale methodologies for the

production of Offsets in the agricultural sector. This has given the Group early strategic advantages in capitalising upon the rapidly evolving carbon based emission trading markets.

The Group's strategy is to expand rapidly its Offset production and resultant sales capacity by commencing the modification of AWMS on farms where it has already entered into arrangements with farmers and by rolling out its turnkey AWMS modification methods both geographically and across additional livestock species beyond its current focus on swine through the entry into contracts with additional farms.

More information about AgCert's Greenhouse Gas Reduction projects can be found at www.agcert.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

Regulatory Announcement

Go to market news section

Company	AgCert International PLC
TIDM	AGC
Headline	Regarding XL TechGroup Inc.
Released	07:01 03-Jan-06
Number	3391W

RNS Number:3391W
AgCert International PLC
03 January 2006

AgCert International plc ("AgCert")
Re XL TechGroup, Inc.

AgCert (AGC.L), a leader in the production and sale of agriculturally derived greenhouse gas emission reductions, notes the announcement made earlier today by XL TechGroup, Inc. ("XL Tech"), the main body of which is reproduced below.

The matters referred to below regarding XL Tech's holding in AgCert represents a minor variation to the lock-in agreement dated 3 June 2005 (the "Lock-in Agreement") relating to shares in AgCert. All parties to the Lock-in Agreement have formally consented to such variation and Laurus has agreed to accept the same obligations as XL Tech under the Lock-in Agreement.

"XLTechGroup secures US$35 million borrowing facility

XL TechGroup (AIM: XLT), the systematic architect and builder of an ongoing stream of high value new companies, today announces it has arranged a borrowing facility of up to US$35 million with Laurus Master Fund Ltd ("Laurus"), a New York based institutional equity fund that specialises in making direct investments in growing public companies. The facility is secured principally against XL TechGroup's private and public equity assets, including its 27.2% shareholding in AgCert International plc ("AgCert"), which is listed on the London Stock Exchange.

Under the terms of the arrangement, XL TechGroup has unrestricted access to US$25 million to fund its working capital requirements, with a further US$10 million available when XL TechGroup portfolio companies, TyraTech LLC and DxTech LLC, achieve certain financial milestones. The facility is due for repayment in three years and has a variable interest rate, which is currently 9.75 per cent, being 2.5 per cent over the US Prime Rate.

Laurus has been granted a seven year option to invest up to a total of US$7 million (being 20% of the borrowing facility) in buying shares held by XL TechGroup in any of its portfolio companies. In this regard, Laurus has the option to acquire AgCert shares held by XL TechGroup at a 5% premium to the AgCert share price as at 30 December 2005, or the option to acquire shares in any XL TechGroup portfolio company that seeks a stock market listing, at a 20% discount to the then IPO price. From 30 June 2006, Laurus is also entitled on an annual basis to receive either cash or additional AgCert shares from XL TechGroup with a value equivalent to 6 per cent of the outstanding principal under this facility, calculated in relation to the AgCert share price at that time.

There are no conditions that would require XL TechGroup to provide additional security in the event of a fall in the AgCert share price, or to surrender any AgCert shares, save for a loan default. Laurus has agreed to be restricted by the terms of the lock-in agreement entered into between XL TechGroup and AgCert on 3 June 2005, on any AgCert shares that may be due to it under the terms of this financing arrangement."

AgCert media enquiries:
Maitland
Liz Morley/Brian Hudspith Tel office: +44 (0)20 7379 5151

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	AgCert International PLC
TIDM	AGC
Headline	Notice of Results
Released	12:25 30-Mar-06
Number	6762A

RNS Number:6762A
AgCert International PLC
30 March 2006

AgCert International plc

Notice of Results

AgCert International plc, a leader in the production and sale of agriculturally derived greenhouse gas emission reductions, will announce preliminary results for the period from incorporation, 8 December 2004, to 31 December 2005 on Wednesday 5 April 2006. A conference call for equity research analysts has been arranged for 12:00 noon (UK time). For further details please contact Liz Morley at Maitland on 020 7379 5151.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	AgCert International PLC
TIDM	AGC
Headline	First CERs from AgCert
Released	07:01 03-Apr-06
Number	8375A

RNS Number:8375A
AgCert International PLC
03 April 2006

AgCert International plc

First CERs Issued from AgCert Projects in Mexico

April 2006, Dublin - AgCert International plc ("AgCert") (AGC LSE) a leader in the production and sale of agriculturally derived greenhouse gas emission reductions, today notes the issuance of the first Certified Emission Reductions ("CERs") from its projects in Mexico.

The CERs, which were issued Friday, represent the first time the United Nations appointed Executive Board of the Clean Development Mechanism (CDM) authorized the issuance of CERs from a bundled project.

For further information:

AgCert International
Bill Haskell, CEO — Tel: +353 1 245 7400
Todd Jones, SVP — www.agcert.com
Paul D'Alton, CFO

AgCert media inquiries:
Maitland
Liz Morley / Brian Hudspith — Tel: +44 (0) 20 7379 5151

About AgCert

AgCert International plc is listed on the London Stock Exchange. The Group was founded in 2002 to produce and sell reductions in greenhouse gas emissions (referred to as "Offsets") from agricultural sources on an industrial scale. These Offsets are intended to satisfy the requirements of the Kyoto Protocol and be capable of being traded on the newly established European cap and trade system, the European Union Emissions Trading Scheme ("EU-ETS").

AgCert has identified agriculture as one of the largest commercial opportunities for Offset production and expects to be a leading supplier of Offsets from this sector. Agriculture is responsible for around 20 per cent of the world's annual greenhouse gas emissions. Under the Kyoto Protocol, any reductions in greenhouse gas emissions derived from this sector qualify as CERs provided they are derived from projects that have been validated by a DOE and Registered by the UN Executive Board and are properly verified and certified according to the stringent requirements laid down by the UN.

The Group's strategy is to expand rapidly its Offset production and resultant sales capacity by commencing the modification of Animal Waste Management Systems ("AWMS") on farms where it has already entered into arrangements with farmers

and by rolling out its turnkey AWMS modification methods both geographically and across additional livestock species beyond its current focus on swine through the entry into contracts with additional farms.

More information about AgCert's Greenhouse Gas Reduction projects can be found at www.agcert.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	AgCert International PLC
TIDM	AGC
Headline	Final Results
Released	11:00 05-Apr-06
Number	0185B

RNS Number:0185B
AgCert International PLC
05 April 2006

AgCert International plc
PRELIMINARY RESULTS
STATEMENT
5 APRIL 2006

Preliminary Results
for the period from incorporation, 8 December 2004
to 31 December 2005
Announces strategic partnership with AES

AgCert International plc ("AgCert" or the "Company"), a leader in the production and sale of agriculturally derived greenhouse gas emission reductions, today announces audited preliminary results for the period to 31 December 2005 and a long term strategic partnership with The AES Corporation ("AES"), the global power company.

Highlights

- IPO and listing on London Stock Exchange in June 2005 raised approximately €91m
- Entered into a forward sales contract with The AES Corporation for CERs to be delivered between 2008 and 2012 that incorporates a secured pre-payment of up to €60 million.
- Signed a term sheet for the placing with AES of new shares in the amount of 9.9% at a price of €2.66 per share, raising approximately €40 million. As part of the term sheet, AgCert and AES agreed to pursue additional strategic initiatives.
- Progressed negotiations with International Finance Corporation ("IFC") and a group of international banks for a senior syndicated debt facility of up to €120 million.
- EBITDA (€16.6m)
- Net Cash outflow from operating activities (€15.7m)
- Completed construction on 265 sites by 31 December 2005 compared with 8 at 31st December 2004.
- Currently has over 400 operational sites which are expected to generate over 20m CERs over the 10-year contract with the farmers
- Secured advance sales contracts for CERs with future cash flows of approximately €94m (in addition to the AES pre-payment)
- 14 Projects Registered with the CDM Executive Board
- First CERs issued in Mexico and Brazil
- Bill Haskell becomes permanent CEO

Since its incorporation, AgCert's business has developed rapidly. The Company is a pioneer in the nascent Carbon trading market where the regulatory process, essential for the creation of checks and balances remains commercially challenging as regulators and market participants seek to gain experience.

Commenting on today's announcement, Bill Haskell, AgCert CEO, said

"AgCert has made significant progress since our debut as a public company in June 2005. Despite being behind initial expectations, progress has accelerated in recent months, and continues to bring our implementation programme back on track. We remain confident about the attractive long term prospects for the business.

"Climate change is key to the world's economic progress and AgCert is determined to play its leadership role in the reduction of greenhouse gases. "

For further information:

AgCert International
Bill Haskell, CEO Tel: +353 1 245 7400
Paul D'Alton, CFO www.agcert.com

AgCert media inquiries:
Maitland
Liz Morley / Brian Hudspith Tel: +44 (0) 20 7379 5151

A conference call is organised for 12 noon on Wednesday 5 April to discuss the results and developments at AgCert. Bill Haskell, CEO and Paul D'Alton, Finance Director will be on the call. Please contact Liz Morley at Maitland on 020 7379 5151 for details.

CHAIRMAN'S REPORT WITH AUDITED PRELIMINARY FINANCIAL STATEMENTS

I have pleasure in presenting the audited preliminary financial statements of AgCert International Plc ("the Company") for the period from incorporation 8 December 2004 to 31 December 2005. AgCert's first year as a public company, was one filled with accomplishments, challenges and opportunities. The carbon world has developed rapidly during the period, as has the Company.

AgCert's business is the production and sale of reductions in greenhouse gas emissions (referred to as "Offsets") from agricultural sources on an industrial scale. Its methods involve the capture and combustion of biogas containing greenhouse gases, primarily methane, emitted from animal waste management systems ("AWMSs"). To achieve this, AgCert has developed proprietary data systems and processes which have been designed to be fully scalable and adaptable to the AWMSs of large confined animal feeding operations including those for swine, dairy and poultry.

Market development

The European Union Emission Trading Scheme ("EU ETS") was launched in January 2005 and created the main market for AgCert's business. The Kyoto Protocol came into force in February of 2005 establishing a global system to reduce greenhouse gases. Companies producing more than their target greenhouse gas emissions under the terms of the Kyoto protocol will need to buy Offsets or Credits to cover the excess or face heavy fines. Trading of European Union Allowances ("EUAs") the benchmark for carbon value began with prices in the €7 to €9 per tonne range and with daily volume of 50,000 to 750,000 tonnes. By mid March 2006 prices had escalated to more than €26 per tonne and daily trading volumes reached as high as 2.5 million tonnes. After much anticipation the World's first Certified Emission Reductions ("CERs") were issued in relation to hydroelectricity projects in Honduras in October 2005.

Operational performance

Against this market background AgCert has developed rapidly, expanding its initial operations in Brazil and Mexico, establishing operations in new geographies, namely Chile and Argentina, and extending its activities to new agricultural sectors, such as dairy and poultry.

From an initial base at 8 December 2004 of 20 employees and 8 completed biodigesters, AgCert now has over 220 employees and more than 400 completed biodigesters.

AgCert is a pioneer in the Carbon market and has achieved rapid growth. In this new industry the CDM process creates necessary checks and balances, but remains commercially challenging as regulators and market participants seek to gain experience. By growing rapidly, the Company has secured a significant market presence in Brazil and Mexico, but at the cost of an organizational restructuring during Autumn 2005 and higher than expected construction expenditures as some sites, mostly in Brazil, were below our current minimum size and others needed remedial work to meet the Company's construction standards. This has resulted in a delay in execution of the Company's business plan however we believe that this is primarily a matter of timing and,. taking account of the positive market environment for trading in carbon credits, we remain positive about the long-term outlook for the business,

Substantial progress has been made both in operations and regulatory approvals, particularly in the final quarter of 2005. Below is a summary of the Company's operational performance with reference to its key performance measures:

Performance Measure	10 September 2005	31 December 2005	24 March 2006
Arrangements for sites (Brazil, Mexico, Chile, Argentina)	>1,000	>1,300	>1,700
Sites in progress	352	517	622
Build time	16 to 20 weeks	12 to 15 weeks	12 to 15 weeks
Completions	59	265	411
Capital cost per CER	€1.20	€1.22	€1.28*
CER annual production rate for completed sites	0.4 million	1.2 million	2.1 million
Prompt start qualifying farms	471, of which 372 farms meet company criteria	471, of which 372 farms meet company criteria	471, of which 372 farms meet company criteria
Total credit reserve (from farms started)	23 million tonnes CO2e	25 million tonnes CO2e	32 million tonnes CO2e
PDDs submitted	18	30	38
PDDs registered	0	3	14
Letters of approval	7 (Mexico)	15 (Mexico) 9 (Brazil)**	18 (Mexico) 9 (Brazil)***
EUA prices / tonne	€ 23.83	€21.60	€26.40

*Represents current and projected cost/CER. In early 2006, AgCert completed a number of smaller sites of < 3000 annual CERs that were committed to in 2005. Construction on smaller sites is more costly on a per CER basis. In addition, there were non-recurring costs relating to remedial action on some sites to bring them up to the Company's construction standards,. These factors resulted in the cost/CER reaching a high of €1.60/CER in January and February of 2006. All remedial work will be completed in the first half of 2006. The Company has not initiated, or committed to, construction on high cost smaller sites in 2006 and anticipates a cost/CER that is in line with the target of < €1.20/CER.

8 were conditional * 3 are conditional

AgCert secured its first CER in the last week. The United Nations appointed Executive sBoard of the Clean Development Mechanism (CDM) announced on 31 March and the 3 April respectively, that it has authorised the issuance of CERs from bundled projects in Mexico and from the Granja Becker animal waste management project in Brazil..

AgCert has secured advance sales contracts of approximately €94 million (excluding the AES pre-pay), and sees an abundance of potential future customers. As a consequence of the delayed execution of it the business plan, the Company has been working with its customers to match its revised and updated regulatory and production schedule with the customers' delivery requirements.

Capital expenditure of €41.3 million in the period reflected the construction of bio-digesters in Mexico and Brazil. Operating cash costs of €16.6 million reflect operational expenditures incurred in supporting the execution of the plan.

Capital Requirements

The IPO of AgCert shares in June 2005 raised gross proceeds of €91 million for the Company. Since that time, significant progress has been made against the plan for biodigester installations. AgCert intends to explore additional sources of supply in Latin America during 2006 and also is researching sources of supply in new territories, with a view to further expansion beyond its existing geographic footprint. To maintain the momentum now achieved, the Company is currently engaged in raising additional funds for capital and operating expenditures over the coming years. Since 31 December 2005, the company has:

- arranged a secured pre-payment of up to €60 million from The AES Corporation ("AES") for the purchase of CERs to be delivered between 2008 and 2012. As part of this arrangement, AgCert International will grant warrants to the purchaser on each drawdown of funds representing in total a maximum of 5,266,656 ordinary shares, which are exercisable for a period of 5 years from date of grant (but not before 1 June 2007) at an exercise price of 115% of the market price at the date of grant.
- signed a term sheet for the placing with AES of new shares in the amount of 9.9% of the currently issued share capital at a price of €2.66 per share. This placement is subject to AES final Board approval and Agcert International Plc shareholder approval. As part of the term sheet, AgCert and AES agreed to pursue additional strategic initiatives.
- progressed negotiations with International Finance Corporation ("IFC"), and a group of international banks for a senior syndicated debt facility of up to €120 million.

Board developments

On 13 September 2005 AgCert announced that Bill Haskell, a director, would serve as interim CEO, replacing the former CEO. Under Bill's leadership, substantial progress has been made and to maintain that momentum, the Board is delighted to announce that Bill has accepted the role of permanent CEO.

Outlook

Unlike many businesses, the Company's production does not start at zero each year, but instead builds upon prior periods' capacity. For 2006 and beyond, the Company intends to concentrate on identifying and securing sources of CER supply, constructing biodigesters on time and within budget and operating and maintaining facilities for the long term, all the while satisfying significant regulatory requirements.

AgCert operates under the scrutiny of the Clean Development process and embodies the ideals of the Clean Development Mechanism - bringing new investment capital and technology to developing countries and fostering sustainable economic development while improving the environment. The Company works according to the World Bank Group's environment and social standards policies.

The signs of global climate change were abundantly evident in 2005, with unusual local temperatures, extreme storms and shrinking ice in glaciers and at the poles. The problem is clear, as is the opportunity. Against this background, the rapid growth of the Carbon market and the Company's achievements to date, the

Board takes a positive view of the future.

Merrick G. Andlinger
Chairman

5 April 2006

AgCert International Plc
Consolidated income statement
For the period from incorporation to 31 December 2005

	2005
	€
Revenue	3,374
Professional and legal expenses	(4,872,859)
Wages and salaries	(6,906,260)
Employee share based payments	(984,827)
General and administration expenses	(4,851,454)
Depreciation and amortisation	(322,793)
Loss on sale of capital equipment	(3,026)

Operating loss before financing costs	(17,937,845)
Financial income	591,227
Financial expense	(1,943,212)

Net financing costs	(1,351,985)
Loss after financing costs	(19,289,830)
Loss before tax	(19,289,830)
Income tax expense	-

Loss for the period	(19,289,830)
	==========
Attributable to:	
Equity holders of the parent	(19,289,830)
Basic Earnings per share	(0.15)
Diluted Earnings per share	(0.15)

On behalf of the board

Merrick G Andlinger
Director

Paul M D'Alton
Director

AgCert International Plc

Consolidated statement of recognised income and expense
For the period from incorporation to 31 December 2005

	2005
	€
Foreign exchange translation differences on net investment in foreign operations	(356,519)

Income and expense recognised directly in equity	(356,519)

Loss for the period	(19,289,830)
Total recognised income and expense for the period	(18,933,311)
Attributable to:	
Equity holders of the parent	(18,933,311)

AgCert International Plc

Consolidated balance sheet
As at 31 December 2005

	2005 €
Assets	
Property, plant and equipment	40,661,223
Intangible assets	3,634,704
Total non-current assets	44,295,927
Inventories	1,277,015
Trade and other receivables	2,208,119
Cash and cash equivalents	28,084,575
Total current assets	31,569,709
Total assets	75,865,636
Equity	
Issued capital	87,940,408
Equity incentive reserve	984,827
Translation reserve	356,519
Retained earnings	(19,289,830)
Total equity attributable to equity holders of the parent	69,991,924
Liabilities	
Finance lease liabilities (non-current)	212,088
Total non-current liabilities	212,088
Trade and other payables	5,584,462
Finance lease liabilities (current)	77,162
Total current liabilities	5,661,624
Total liabilities	5,873,712
Total equity and liabilities	75,865,636

On behalf of the board

Merrick G Andlinger
Director

Paul M D'Alton
Director

AgCert International Plc

Consolidated cash flow statement
For the period from incorporation to 31 December 2005

	€
Cash flows from operating activities	
Loss before taxation	(19,289,830)
Adjustments for:	
Interest income	(591,227)
Interest expense	394,632
Depreciation and amortisation	322,793
Employee share based payments	984,827
Loss on sale of equipment	3,026
Increase in trade and other receivables	(2,208,119)
Increase in inventories	(1,277,015)
Increase in trade and other payables	5,920,009
Net cash outflow from operating activities	(15,740,904)
Cash flows from investing activities	
Property plant and equipment constructed	(39,282,976)
Interest income	591,227
Business operations acquired	(4,996,418)
Net cash from investing activities	(43,688,167)
Cash flows from financing activities	
Proceeds from the issue of share capital	90,852,755
Proceeds from the issue of debt	22,215,702
Repayment of borrowings	(13,839,252)
Payment of transaction costs	(11,288,788)
Interest expense	(394,632)
Payment of finance lease liabilities	(32,139)
Net cash from financing activities	87,513,646
Net Increase in cash and cash equivalents	28,084,575
Cash and cash equivalents at 8 December 2004	-
Cash and cash equivalents at 31 December 2005	28,084,575

On behalf of the board

Merrick G Andlinger
Director

Paul M D'Alton
Director

END

Close

Regulatory Announcement

Go to market news section

Company	AgCert International PLC
TIDM	AGC
Headline	Holding(s) in Company
Released	17:00 21-Apr-06
Number	8403B

RNS Number:8403B
AgCert International PLC
21 April 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

AgCert International plc

2. Name of shareholder having a major interest

International Finance Corporation

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

The notification is regarding the holding of International Finance Corporation

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

IFC Equity Investments

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

3,743,604

8. Percentage of issued class

2.44%

9. Class of security

Ordinary shares Euro 0.0001

10. Date of transaction

18 April 2006

11. Date company informed

20 April 2006

12. Total holding following this notification

5,615,406

13. Total percentage holding of issued class following this notification

3.66%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

PJ Browne
00 353 1 245 7400

16. Name and signature of authorised company official responsible for making this notification

Paul M D'Alton

Date of notification

21 April 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

AgCert International plc
Registered in Ireland under number 394943
(the "Company")

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of AgCert International PLC (the "Company") will be held at the Merrion Hotel, Upper Merrion Street, Dublin 2 at 2.00 p.m. on 18 May 2006 for the purpose of considering and (if thought fit) passing the following resolution which will be proposed as a special resolution:

RESOLUTION

THAT, subject to and conditional upon a subscription agreement being entered into and made between AES CC&T International, Ltd. (1) and the Company (2) becoming unconditional in all respects (save for the condition contained therein relating to the admission to the Official List of the Financial Services Authority and to trading on the main market of the London Stock Exchange of 15,200,851 new ordinary shares of 0.01 cents each in the capital of the Company to be issued by the Company in connection therewith at a price of 266 cents (185 pence) for each such ordinary share (the "Subscription") and such agreement not having been terminated in accordance with its terms, in addition to all existing and unexercised authorities, the directors of the Company be and are hereby empowered:

(a) pursuant to section 24 of the Companies (Amendment) Act 1983 of Ireland (the "Act") to allot equity securities (as defined by Section 23 of the Act) for cash pursuant to the authority conferred by the members at the annual general meeting of the Company on 4 May 2006, as if section 23(1) of the Act did not apply to such allotment; and

(b) to allot and issue the new ordinary shares which are the subject of the Subscription at a discount of 12 per cent. to the middle market closing price of those shares on 4 April 2006, being the closing price on the day before the terms of the Subscription were announced, and 5 per cent. to the middle market closing price of those shares on 27 March 2006, being the closing price on the day before the price at which the Subscription would occur was agreed, subject to further negotiation on the terms of the subscription agreement

provided that such power shall be limited to the allotment of equity securities up to an aggregate nominal amount of €1,520.0851 pursuant to the Subscription with such power to expire at the commencement of the Annual General Meeting held next after the passing of this resolution unless previously renewed, varied or revoked by the Company in general meeting.

Registered Office:
30 Herbert Street
Dublin 2
Ireland

By Order of the Board
Paul Michael D'Alton
Company Secretary
26 April 2006

Notes:

1. A member entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy as an alternative to attend, speak and vote instead of him/her. A proxy need not be a member of the Company. The deposit of an instrument of proxy will not preclude a member from attending and voting in person at the meeting or at any adjournment thereof.
2. A Form of Proxy is enclosed with this notice. To be effective, the Form of Proxy duly completed and signed together with any authority under which it is executed or a copy of such authority certified notarially or by a solicitor practicing in the Republic of Ireland must be deposited with the Company's Registrars, **Computershare Investor Services (Ireland) Limited at Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18**, not less than 48 hours before the time appointed for holding the meeting.
3. In the case of a corporation, the form of proxy must be either executed under seal or signed on its behalf by an officer or attorney duly authorised.
4. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other registered holder(s) and, for this purpose, seniority will be determined by the order in which the names stand in the register of members of the Company.
5. Shareholders (and any proxies or representatives they appoint) agree, by attending the meeting, that they are expressly requesting and that they are willing to receive any communications (including communications relating to the Company's securities) made at the meeting.

Regulatory Announcement

Go to market news section

Company	AgCert International PLC
TIDM	AGC
Headline	AES Subscription and EGM
Released	16:16 27-Apr-06
Number	1346C

RNS Number:1346C
AgCert International PLC
27 April 2006

PROPOSED SUBSCRIPTION BY AES CC&T INTERNATIONAL, LTD. FOR 15,200,851 NEW ORDINARY SHARES OF 0.01 CENTS EACH AT A PRICE OF 266 CENTS PER NEW ORDINARY SHARE AND NOTICE OF EXTRAORDINARY GENERAL MEETING

27 April 2006, Dublin - AgCert International plc announces that it has published a circular to shareholders dated 26 April 2006 in connection with the abovementioned matter. This circular will shortly be available for inspection at the Document Viewing Facility of the UK Listing Authority which is situated at:

Financial Services Authority,
25 The North Colonnade,
Canary Wharf,
London, E14 5HS

Telephone 020 7066 1000.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	AgCert International PLC
TIDM	AGC
Headline	Annual Information Update
Released	09:14 03-May-06
Number	3337C

RNS Number:3337C
AgCert International PLC
03 May 2006

AgCert International plc Annual Information Update

Annual Information Update ('AIU') for the 12 months up to and including 26 April 2006.

In accordance with Prospectus Rule 5.2, AgCert International plc (the 'Company') announces that the following information has been published or made available to the public over the previous 12 months under the rules of the UKLA.

Chronological list of Announcements and Filings

The following UK regulatory announcements have been made via a Regulatory Information Service:

Date of Publication	Heading/Description
21/04/2006	Holding(s) in Company
05/04/2006	Final Results
03/04/2006	First CERs from Agcert plc
30/03/2006	Notice of Results
03/01/2006	Regarding XL TechGroup Inc.
12/12/2005	Pre-close Trading Statement
06/12/2005	Registration
05/12/2005	Director/PDMR Shareholding
	Director/PDMR Shareholding
	Director/PDMR Shareholding
	Agreement announcement
23/11/2005	Letters of Approval received
03/11/2005	Operational progress update
19/09/2005	Letter of Approval
13/09/2005	Trading Statements & Interims
06/07/2005	Notification of Shares
04/07/2005	Share Price
17/06/2005	Notification of Shares
16/06/2005	ESB to purchase AgCert CERs
08/06/2005	Admission to Official List
03/06/2005	Announcement of Placing

Details of regulatory announcements can be downloaded from the Company's website www.agcert.com or from the London Stock Exchange at www.londonstockexchange.com.

The Company has submitted filings to the Companies Registration Office ('CRO') in relation to:

Effective Date	Announcement
12/09/2005	Change in Director or Secretary
08/06/2005	Increase in Issued Capital, Allotment of Shares-Cash Consideration
08/06/2005	Increase in Issued Capital, Allotment of Shares-Cash

	Consideration
08/06/2005	Annual Return - No Accounts
03/06/2005	Registration of a Prospectus approved by IFSRA for issue by an Irish registered company
02/06/2005	(Form 28) notice of consolidation and division, or conversion into stock of shares, or of the re-conversion into shares of stock, or the subdivision or redemption or cancellation of shares
02/06/2005	SR Alteration to Memorandum of Articles
12/05/2005	Particulars of a contract relating to Share
12/05/2005	Power of Attorney
12/05/2005	Power of Attorney
12/05/2005	Power of Attorney
12/05/2005	Power of Attorney
12/05/2005	Power of Attorney
12/05/2005	Power of Attorney
11/05/2005	Power of Attorney
09/05/2005	Increase in Issued Capital, Allotment of Shares
09/05/2005	Increase in Issued Capital, Allotment of Shares
12/05/2005	Notice re. Commission or Discount payable in respect of shares
02/05/2005	Change in Director or Secretary
29/04/2005	General Resolution
29/04/2005	Application by private or unlimited company for re-registration as a public limited company
29/04/2005	(Form 28) notice of consolidation and division, or conversion into stock of shares, or of the re-conversion into shares of stock, or the subdivision or redemption or cancellation of shares
29/04/2005	SR Increase in Nominal Share Capital
26/04/2005	Change in Director or Secretary
26/04/2005	Change in Director or Secretary
18/04/2005	General Resolution
18/04/2005	Statutory Declaration pursuant to Section 60
18/04/2005	Change in Director or Secretary
24/02/2005	Change in Director or Secretary
24/02/2005	Change in Registered Office
11/01/2005	Change in Director or Secretary
08/12/2004	New Company with Capital Duty

Copies of these documents can be obtained from the CRO at:

Companies Registration Office
Parnell House,
14 Parnell Square,
Dublin 1,
Ireland

In accordance with Article 27(3) of the Prospectus Directive Regulations, it is acknowledged that whilst the information referred to above was up to date at the time of publication, such disclosures mat, at any time, become out of date due to changing circumstances.

Paul M. D'Alton
Company Secretary

END

Close

Regulatory Announcement

Go to market news section

Company	AgCert International PLC
TIDM	AGC
Headline	AGM Statement
Released	12:02 04-May-06
Number	4397C

RNS Number:4397C
AgCert International PLC
04 May 2006

AgCert International plc
AGM Statement

At AgCert International plc (AGC LSE) held in Dublin today the Chairman, Rick Andlinger, made the following remarks.

AgCert listed on the main market of the London Stock Exchange in June 2005 and the past year was one filled with accomplishments, challenges and opportunities.

AgCert's business is the large scale production and sale of greenhouse gas emission reductions (referred to as "Offsets") from agricultural sources. Its methods involve the capture and combustion of biogas containing greenhouse gases, primarily methane, emitted from animal waste management systems, including those for swine, dairy and poultry.

Market development

The European Union Emission Trading Scheme ("EU ETS") was launched in January 2005 and created the main market for AgCert's business. The Kyoto Protocol came into force in February of 2005 establishing a global system to reduce greenhouse gases. Companies producing more than their target greenhouse gas emissions under the terms of the Kyoto protocol will need to buy Offsets or Credits to cover the excess or face heavy fines. Trading of European Union Allowances ("EUAs") the benchmark for carbon value began with prices in the €7 to €9 per tonne range and have since been volatile (peaking at over €30) on increasing volume. The EUA market today is in contango showing near term prices in the low teens and longer term prices in the higher teens. After much anticipation the World's first Certified Emission Reductions ("CERs") were issued in October 2005, and at the end of March AgCert was issued its first CERs, and now has CERs from both Brazil and Mexico.

Operational performance

Against this market background AgCert has developed rapidly, expanding its initial operations in Brazil and Mexico, establishing operations in new geographies, namely Chile and Argentina, and extending its activities to new agricultural sectors, such as dairy and poultry.

From an initial base at 8 December 2004 of 20 employees and 8 completed biodigesters, AgCert now has over 220 employees and more than 450 completed biodigesters. On a steady state basis, these sites should produce over 2 million CERs per year. We have nearly 200 sites under construction and continue to secure new farms in Latin America. Alone and with partners, we are exploring how best and where best to expand our footprint beyond Latin America.

AgCert is a pioneer in the Carbon market and has achieved rapid growth. In this new industry the CDM process creates necessary checks and balances, but remains commercially challenging as regulators and market participants seek to gain

experience. By growing rapidly, the Company has secured a significant market presence in Brazil and Mexico, but at the cost of an organizational restructuring during Autumn 2005 and higher than expected construction expenditures as some sites, mostly in Brazil, were below our current minimum size and others needed remedial work to meet the Company's construction standards. This resulted in a delay in execution of the Company's business plan, however, we believe that this is primarily a matter of timing and, taking account of the positive market environment for trading in carbon credits, we remain positive about the long-term outlook for the business.

AgCert has secured advance sales contracts of approximately €94 million (excluding the AES pre-pay), and sees an abundance of potential future customers. As a consequence of the delayed execution of the business plan, the Company has been working with its customers to match its revised and updated regulatory and production schedule with the customers' delivery requirements.

AES relationship

Since the year end, AgCert has formalized a strategic relationship with The AES Corporation, a global power company with businesses in 25 countries, whereby:

- AES will prepay up to €60 million to secure the future delivery of CERs,
- AES will purchase a 9.9% equity position, raising approximately €40 million, and
- AES and AgCert will jointly pursue opportunities to create new emission reductions in new countries of mutual interest.

The equity investment and new business initiative have been approved by both companies Boards and will be the subject of our upcoming EGM on May 18th.

Employees

Under Bill Haskell's leadership, the Company has made substantial progress and I am pleased that Bill has accepted the role of permanent CEO. I wish to thank Bill and the employees of AgCert for their hard work and achievements during this period.

Outlook

For 2006 and beyond, the Company intends to concentrate on identifying and securing sources of CER supply, constructing biodigesters on time and within budget and operating and maintaining facilities for the long term, all the while satisfying the significant regulatory requirements.

AgCert operates under the scrutiny of the Clean Development process and embodies the ideals of the Clean Development Mechanism - bringing new investment capital and technology to developing countries and fostering sustainable economic development while improving the environment. The Company works according to the World Bank Group's environment and social standards policies.

The signs of global climate change were abundantly evident in 2005, with unusual local temperatures, extreme storms and shrinking ice in glaciers and at the poles. The problem is clear, as is the opportunity. Against this background, the rapid growth of the Carbon market and the Company's achievements to date, the Board takes a positive view of the future.

For further information:

AgCert International
Bill Haskell, CEO Tel: +353 1 245 7400
Paul D'Alton, CFO www.agcert.com

AgCert media inquiries:
Maitland
Liz Morley / Brian Hudspith Tel: +44 (0) 20 7379 5151

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	AgCert International PLC
TIDM	AGC
Headline	Result of AGM
Released	18:02 04-May-06
Number	4919C

RNS Number:4919C
AgCert International PLC
04 May 2006

AGCERT INTERNATIONAL plc - RESULT OF ANNUAL GENERAL MEETING

At the annual general meeting of AgCert International plc held on 4 May 2006, all resolutions put to shareholders were duly passed.

For further information:

Maitland 020 7379 5151
Brian Hudspith
Liz Morley

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	AgCert International PLC
TIDM	AGC
Headline	Methodology Update
Released	07:01 15-May-06
Number	9469C

RNS Number:9469C
AgCert International PLC
15 May 2006

AgCert International plc

Methodology Clarification and Market Commentary

15 May 2006 Dublin: AgCert International plc ("AgCert" or "the Company"), (LSE AGC) a leader in the production and sale of agriculturally derived greenhouse gas emission reductions, today announces both a clarification of the different methodologies to be used for the measurement of Certified Emission Reductions ("CERs") from animal waste management systems and also a commentary of the overall market.

Methodology Update - Summary

AgCert remains well positioned to provide CERs into the market. The Clean Development Mechanism's ("CDM") Executive Board's decision to undertake a public review process of the proposed consolidated manure management methodologies is fully consistent with a request made by AgCert to the CDM Executive Board on 3 May 2006.

Furthermore, and most important, AgCert implemented an Executive Board approved alternative manure management methodology in late 2005 as a means to mitigate any methodological risk. Indeed the last 31 Project Design Documents ("PDDs") have been generated using this methodology. As a result, AgCert does not expect to be adversely affected in any material respect by the Executive Board's review.

Market Commentary - Summary

Given recent significant price volatility in the EU Emissions Trading Scheme ("ETS") Phase I European Union Allowances ("EUA"), AgCert reiterates that it has sold its Phase I CER volumes at fixed prices, thereby eliminating price risk for CER deliveries in Phase I. In addition, Phase II EUA prices remain above our financial models. This is due to heightened expectations that Phase II reductions will be stricter than Phase I and the European Commission's announcement that the market should expect an EU ETS Phase III.

Bill Haskell, Chief Executive of AgCert, said:

"In the light of the CDM Executive Board's review, against a backdrop of recent Emissions Trading price volatility, some commentators have been quick to draw conclusions about ongoing manure management methodologies and market conditions. As an experienced and acknowledged leader in agricultural emissions reduction, AgCert is happy to reassure customers and investors not only that the EB's decision and recent Phase I prices have no immediate impact on the Company, but also that it remains convinced of - and committed to - the continuing growth of the emissions trading industry."

Methodology Update - Detail

- The 20th meeting of the CDM Methodology Panel on 7 April 2006 recommended to the CDM Executive Board ("EB") that it approve a consolidation of two methodologies: AM0016 (authored by AgCert); and AM0006, as shown in a draft version called ACM00xx.

- On 26 April 2006, the International Emissions Trading Association ("IETA"), on behalf of AgCert, EcoSecurities and AgroSuper, sent a letter to the EB asking it to reconsider its decision and to undertake a public review process before making any changes.

- On 3 May 2006, AgCert sent a letter to the EB presenting a thorough technical analysis of ACM00xx which outlined the technical shortcomings of the draft document and requested the EB to consider both referring the ACM00xx back to the Methodology Panel and initiating a public review process for the methodology consolidation.

- On 12 May 2006, the EB decided to consider the information submitted to it prior to making any changes in the methodologies, as suggested by AgCert, IETA and others. AgCert was pleased to learn of this decision by the EB and looks forward to the possibility of working with the EB's Methodology Panel and other stakeholders during a public review process. This process will take ACM00xx through at least one more cycle of both the Methodology Panel and EB, which defers the next review until July 2006 or later.

The Board of AgCert would like to further assure investors and the market that:

- AgCert, prior to the EB's Methodology Panel recommending a consolidation, had already committed to reducing its reliance on the AM0016 methodology by utilizing an applicable EB approved Small Scale Agricultural Methodology ("SSAM") for its new PDDs.

- AgCert's transition away from AM0016 is clearly demonstrated by the fact that AgCert has, to date, written its last 31 Project Design Documents ("PDDs") using the applicable SSAM. This SSAM was introduced subsequent to AM0016's initial approval, and yields the same or better performance as that now obtained under AM0016 V3.

- AgCert has demonstrated proficiency with this SSAM and has already registered projects using this approach. The combination of this proficiency and methodological performance make it clear AgCert will suffer no adverse consequences through a lengthy consolidation process.

- AgCert expects no additional on-site capital expenditures, such as meters, that have already been installed since late 2004, to comply with either the current methodology being deployed or future consolidated methodologies.

Market Commentary Detail:

- Since early May 2006 there has been significant price volatility in the EU ETS Phase I allowance prices. AgCert acknowledges that the Phase II allowance prices have been affected; but not to the extent of Phase I.

- AgCert is insulated from Phase I pricing movements since it has committed 100% of its Phase I volumes at fixed prices.

- Phase II market pricing remains above all of AgCert's financial models.

- The result of the EU being 'long' in Phase I will likely result in lower emission caps for Phase II (2008 to 2012), which we anticipate will be a net positive for AgCert; this is primarily a result of reduction requirements

being based on actual emission data rather than on prior forecasts.

- There is likely to be increased resolve for extending Kyoto globally as offset prices become more modest. Additionally, with countries not being adversely affected in Phase I, there will be less resistance to a cap-and-trade mechanism moving forward.
- The European Commission restated its intent to move forward with EU ETS Phase III (2013 to 2020) at the May 2006 Carbon Expo. This bodes well for the continuation and stability of one of the world's largest markets.
- There is likely to be a growing gap between Phase I EUA prices and Phase II CERs as EUAs expire at the end of Phase I.
- As the price of the EUA drops, AgCert is better positioned to re-balance its portfolio and address its Phase I and Phase II physical positions. To that end, AgCert has revised the provisions of its customer agreements, including modifying delivery schedules and coordinating a net price increase of €30 million (€60 million revenue and €30 million cost) to be recognized between 2006 and 2008.

For further information:

AgCert International
Bill Haskell, CEO Tel: +353 1 245 7400
Paul D'Alton, CFO www.agcert.com
Todd Jones

AgCert media inquiries:
Maitland
Liz Morley / Brian Hudspith Tel: +44 (0) 20 7379 5151

About AgCert

AgCert International plc is listed on the London Stock Exchange. The Group was founded in 2002 to produce and sell reductions in greenhouse gas emissions (referred to as "Offsets") from agricultural sources on an industrial scale. These Offsets are intended to satisfy the requirements of the Kyoto Protocol and be capable of being traded on the newly established European cap and trade system, the European Union Emissions Trading Scheme ("EU-ETS").

AgCert has identified agriculture as one of the largest commercial opportunities for Offset production and expects to be a leading supplier of Offsets from this sector. Agriculture is responsible for around 20 per cent of the world's annual greenhouse gas emissions. Under the Kyoto Protocol, any reductions in greenhouse gas emissions derived from this sector qualify as CERs provided they are derived from projects that have been validated by a DOE and Registered by the UN Executive Board and are properly verified and certified according to the stringent requirements laid down by the UN.

The Group's strategy is to expand rapidly its Offset production and resultant sales capacity by commencing the modification of Animal Waste Management Systems ("AWMS") on farms where it has already entered into arrangements with farmers and by rolling out its turnkey AWMS modification methods both geographically and across additional livestock species beyond its current focus on swine through the entry into contracts with additional farms.

More information about AgCert's Greenhouse Gas Reduction projects can be found at www.agcert.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	AgCert International PLC
TIDM	AGC
Headline	Update re Issue of Shares
Released	13:30 18-May-06
Number	2054D

RNS Number:2054D
AgCert International PLC
18 May 2006

AgCert International plc (the "Company").

Proposed Subscription by AES CC&T International Limited for 15,200,851 ordinary shares of 0.01 cents each (the "Subscription")

The Company announced the Subscription on 5 April 2006 and posted further information to shareholders of the Company in a circular on 26 April 2006. The Extraordinary General Meeting of the Company to approve the Subscription is being held today at 2.00pm at The Merrion Hotel, Upper Merrion Street, Dublin 2, Eire.

It was previously announced that the shares issued pursuant to the Subscription will be admitted to listing on Friday 19 May 2006. By agreement with all parties, the admission of these shares is expected to take place at 8.00am on Wednesday 24 May 2006. This is because a conditional subscription agreement has not yet been signed, but is expected to be signed on Monday 22 May 2006.

Enquiries: Paul D'Alton
Finance Director
00 3531 245 7400

AgCert International plc is listed on the Official List in London.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

RECEIVED
2006 OCT -4 P 12:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	AgCert International PLC
TIDM	AGC
Headline	Result of EGM
Released	14:15 18-May-06
Number	2099D

RNS Number:2099D
AgCert International PLC
18 May 2006

AGCERT INTERNATIONAL plc

RESULT OF EXTRAORDINARY GENERAL MEETING

At the Extraordinary General Meeting of AgCert International plc held on 18 May 2006, the resolution put to the shareholders was duly passed.

For further information:

Maitland 020 7379 5151
Brian Hudspith
Liz Morley

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	AgCert International PLC
TIDM	AGC
Headline	Holding(s) in Company
Released	14:15 18-May-06
Number	2100D

RNS Number:2100D
AgCert International PLC
18 May 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

AgCert International plc

2. Name of shareholder having a major interest

Fidelity International Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

The notification is regarding the holding of Fidelity International Limited

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Fidelity International Limited

5. Number of shares / amount of stock acquired

1,096,061

6. Percentage of issued class

0.7%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares Euro 0.0001

10. Date of transaction

12 May 2006

11. Date company informed

17 May 2006

12. Total holding following this notification

17,057,082

13. Total percentage holding of issued class following this notification

11.11%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

PJ Browne
00 353 1 247 7400

16. Name and signature of authorised company official responsible for making this notification

Paul M D'Alton

Date of notification

18 May 2006

END

Close

Regulatory Announcement

Go to market news section

RECEIVED

2006 OCT -4 P 12:14

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	AgCert International PLC
TIDM	AGC
Headline	Update re Issue of Shares
Released	14:08 23-May-06
Number	4377D

RNS Number:4377D
AgCert International PLC
23 May 2006

AgCert International plc (the "Company")

Proposed subscription by AES CC&T International Limited ("AES") for 15,200,851 ordinary shares of 0.01 cents each

Further to the announcement of 18 May 2006, the Company confirms that the subscription agreement with AES has been entered into subject to completion of AES' final due diligence. The Company expects this be completed shortly and that the admission of the new shares to listing will occur shortly thereafter but subsequent to 24 May 2006 as previously announced.

Enquiries: Paul D'Alton
Finance Director
00 3531 245 7400

Brian Hudspith
Liz Morley
Maitland
Tel: 020 7379 5151

AgCert International plc is listed on the Official List in London.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	AgCert International PLC
TIDM	AGC
Headline	Further re AES Subscription
Released	17:28 30-May-06
Number	7903D

RNS Number:7903D
AgCert International PLC
30 May 2006

AgCert International plc

Update Re AES Subscription

AgCert International plc announces that the 15,200,851 ordinary shares allotted, subject to admission, to AES CC&T Holdings LLC pursuant to the Subscription agreement will be admitted to listing at 8am tomorrow, 31 May 2006

Enquiries: Paul D'Alton
Finance Director
Tel: 00 3531 245 7400

Brian Hudspith
Liz Morley
Maitland
Tel: 020 7379 5151

AgCert International plc is listed on the Official List in London (LSE: AGC).

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	AgCert International PLC
TIDM	AGC
Headline	AES and AgCert Joint Venture
Released	12:30 31-May-06
Number	8274D

RNS Number:8274D
AgCert International PLC
31 May 2006

AES Media Contact: Robin Pence +1 703 682 6552
AES Investor Contact: Scott Cunningham +1 703 682 6336
AgCert Media Contact: Brian Hudspith +44 20 7379 5151
AgCert Investor Contact: Paul D'Alton +353 1 245 7400

AES and AgCert International create Joint Venture
to reduce greenhouse gas emissions
JV to create 20 Million Tonnes of Emission Reductions per year

DUBLIN, 31 May 2006 - The AES Corporation (NYSE:AES) and AgCert International plc (LSE: AGC) today announced the formation of AES AgriVerde, a joint venture designed to deploy AgCert's greenhouse gas emission reduction technology in selected countries in Asia, Europe and North Africa. Under the terms of the relevant agreements, AES will maintain a majority interest in the joint venture and plans to invest approximately US$325 million into the joint venture over the next five years. In addition, AES has invested approximately €40 million to acquire an approximate nine percent equity interest in AgCert.

By 2012, AES AgriVerde intends to create an annual production volume of 20 million tonnes of greenhouse gas emission reductions through the reduction of methane - a potent greenhouse gas - emissions created by agricultural and animal farm waste.

AES AgriVerde will utilize a technology process developed by AgCert to capture methane from agricultural and animal waste products.. AES AgriVerde will install systems to capture this gas and either destroy it or use it to generate electricity or heat, reducing net greenhouse gas emissions from the manure management process by approximately 95 percent. This application reduces emissions by preventing the animal sewage and other agricultural waste from being disposed in large open lagoons where it would otherwise decay, releasing large volumes of methane.

"AES is committed to helping address climate change issues as part of our broader alternative energy strategy," said William Luraschi, AES Executive Vice President for Business Development, and the head of AES's recently announced alternative energy business. "We believe that greenhouse gas emissions will continue to face increasing regulation, and expect that offsets will remain a significant component of those regulations. This methodology not only mitigates important environmental impacts, it enhances our ability to meet new power needs."

In April, AES announced the formation of its alternative energy group and plans to invest approximately US$1 billion over the next three years in this sector. Since October 2005, the company has committed to approximately US$100 million in investments which will generate over 17 million tonnes of emission reductions through 2012.

"Methane is a significant contributor to climate change and is 21 times more potent than CO2," said Bill Lyons, AES Managing Director of Climate Change and Technology Development within AES's alternative energy group. "Agricultural processes provide a low cost, high volume method for producing offsets. In addition to its positive impacts on climate change, this mitigation method has numerous local health benefits including, cleaner drinking water and soil as well as reduced exposure to mosquito borne diseases. We are targeting large market opportunities with this joint venture and are excited to partner with a quality company like AgCert."

"We are very excited to be expanding upon our strategic relationship with AES, leveraging our technology and know how to build a pipeline of incremental emission reductions. The joint venture with AES allows AgCert to rapidly deploy our technologies in areas where AES has strong presence and permits AgCert to continue to execute our strategy in all other parts of the globe. It also provides the option for AgCert to invest further in the JV," said Bill Haskell, CEO of AgCert.

About AES

AES is one of the world's largest global power companies, with 2005 revenues of US$11.1 billion. With operations in 26 countries on five continents, AES's generation and distribution facilities have the capacity to serve 100 million people worldwide. Our 14 regulated utilities amass annual sales of over 82,000 GWh and our 127 generation facilities have the capacity to generate over 44,000 megawatts. Our global workforce of 30,000 people is committed to operational excellence and meeting the world's growing power needs. To learn more about AES, please visit www.aes.com or contact AES media relations at media@aes.com.

About AgCert

AgCert International plc was founded in 2002 to produce and sell reductions in greenhouse gas emissions (referred to as "offsets") from agricultural sources on an industrial scale. These offsets are intended to satisfy the requirements of the Kyoto Protocol and be capable of being traded on the European cap and trade system, the European Union Emissions Trading Scheme ("EU-ETS"). AgCert has identified agriculture as one of the largest commercial opportunities for offset production and expects to be a leading supplier of offsets from this sector. AgCert has significant expertise in the use of United Nations approved methodologies for the production of offsets in the agricultural sector from animal waste. More information about AgCert's Greenhouse Gas Reduction projects can be found at www.agcert.com

Safe Harbor Disclosure

This news release contains forward-looking statements within the meaning of the Securities Act of 1933 and of the Securities Exchange Act of 1934. Such forward-looking statements include, but are not limited to, those related to future earnings, growth and financial and operating performance. Forward-looking statements are not intended to be a guarantee of future results, but instead constitute AES's current expectations based on reasonable assumptions. Forecasted financial information is based on certain material assumptions. These assumptions include, but are not limited to, continued normal levels of operating performance and electricity demand at our distribution companies and operational performance at our contract generation businesses consistent with historical levels, as well as achievements of planned productivity improvements and incremental growth investments at normalized investment levels and rates of return consistent with prior experience. Actual results could differ materially from those projected in our forward-looking statements due to risks, uncertainties and other factors. Important factors that could affect actual

results are discussed in AES's filings with the Securities and Exchange Commission, including, but not limited to, the risks discussed under Item 1A, "Risk Factors" in AES's 2005 Annual Report on Form 10-K. Readers are encouraged to read AES's filings to learn more about the risk factors associated with AES's business. AES undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This announcement does not contain or constitute an offer of any securities of AgCert International plc for sale in the United States. The securities of AgCert International plc referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Act") and may not be offered or sold in the United States or to a U.S. Person, as defined in Regulation S under the Act, absent registration under that Act or an available exemption from such registration requirements.

END

Close

Regulatory Announcement

Go to market news section

Company	AgCert International PLC
TIDM	AGC
Headline	Holding(s) in Company
Released	16:20 19-Jun-06
Number	8327E

RNS Number:8327E
AgCert International PLC
19 June 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of listed company

   AGCERT INTERNATIONAL PLC

2. Name of shareholder with a major interest

   ANX LLC

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   THE NOTIFICATION IS REGARDING THE HOLDING OF ANX LLC

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   ANX LLC

5. Number of shares/amount of stock acquired

   N/A

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

   N/A

7. Number of shares/amount of stock disposed

   11,174,106

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

   6.6%

9. Class of security

   ORDINARY SHARES EUR 0.0001

10. Date of transaction

    14th JUNE 2006

11. Date listed company informed

16th JUNE 2006

12. Total holding following this notification

5,401,894

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

3.2%

14. Any additional information

ANX LLC (formerly AgCert International LLC) has notified the Company that IT HAS transferred 11,174,106 ordinary shares in the Company (" Ordinary Shares") TO ANX LLC unit holders who have exercised their right to call for the distribution to them of Ordinary Shares on the basis contemplated in the Listing Particulars published by the Company on 3 June 2005. Each unit holder of ANX LLC who has exercised his right to call for Ordinary Shares has entered into an orderly marketing agreement with the Company, Nomura Code Securities Limited, Hoare Govett Limited and ABN AMRO ROTHCHILDS in similar terms to the orderly marketing agreement entered into by ANX LLC at the time of flotation of the Company on 7 June 2005. The prohibition on disposal of Ordinary Shares EXPIRED on 7 June 2006, however the orderly market agreement provides that for a further 12 months disposals will be notified to and be made through the Company's brokers or another broker approved by them.

15. Name of contact and telephone number for queries

PJ BROWNE
00 353 1 245 7400

16. Name and signature of duly authorised officer of the listed company responsible for making this notification

UNA HENRY

Date of notification

19th JUNE 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	AgCert International PLC
TIDM	AGC
Headline	Trading Statement
Released	07:00 26-Jun-06
Number	1326F

RNS Number:1326F
AgCert International PLC
26 June 2006

AgCert International plc

Pre-Close trading update

DUBLIN, 26 June 2006 - AgCert International plc ('AgCert' or 'the Company'), a leader in the production and sale of agriculturally derived greenhouse gas emission reductions, today issues a trading update prior to its 30 June half year end.

Operational update

The Board is pleased to report that in the first half of 2006 AgCert has made further progress in both its operations and regulatory approvals.

As at 20th June 2006 there were a total of 688 sites started, as compared with 517 at 31st December 2005. There were 462 completed sites, as compared with 265 at 31st December 2005. The CER annual production rate for completed sites is estimated at 1.9 million at end of June 2006, as compared with 1.2 million at 31st December 2005. The run rate at end June reflects an adjustment to yield per site reflecting the Company's operating and regulatory experience. In total, the Company has submitted 57 PDDs for host country approval and has received Letters of Approval for all 57 (39 in Mexico and 18 in Brazil), as compared with a total of 24 Letters of Approval in December 2005.

40 Project Design Documents have been submitted for registration and 19 project activities have been registered, as compared with 3 at 31st December 2005.

As announced on 31st May 2006, as part of discussions to modify delivery schedules, the Company negotiated a net price increase of €30 million (€60 million additional revenue and €30 million cost) to be recognised between 2006 and 2008. The €30 million upfront cost has been paid and will appear as an exceptional item in the results to 30th June 2006. In consequence of this, additional revenues will be earned in 2007 and 2008.

During the first half of 2006, significant construction effort in Brazil was devoted to ensuring that sites where construction had been commenced were completed satisfactorily to the necessary standard to produce offsets. In the second half of this year, construction effort will return to the commencement and completion of new sites, with a particular emphasis on large dairy farms in Mexico. Based on the combination of current construction plans, revised customer delivery schedules and hedging practices, the Board expects the Company to meet its customer delivery obligations.

Update on AES AgriVerde

As announced on 31 May 2006, AgCert has entered into a joint venture, AES AgriVerde, with The AES Corporation ("AES"), one of the world's largest global power companies, to create an annual production volume of 20 million tonnes of offsets by 2012 from agricultural projects in selected countries in Asia, Europe and North Africa.

AES has announced its intention to invest approximately US$325 million over the next five years. AgCert advises that it owns a 20 per cent equity interest in AES AgriVerde and is entitled to receive offsets representing 20 per cent of AES AgriVerde's production up to the target annual production rate of 20 million offsets. Furthermore, the structure of the agreement with AES allows AgCert, at its option, to increase its percentage of the annual production volume based on capital contributions made by AgCert over time.

Since the announcement of AES AgriVerde, a number of other parties interested in exploring the potential setting up of similar production joint ventures in other parts of the world have made contact with the Company.

Strengthening the management team

AgCert has strengthened its management team through the appointment of three experienced senior executives. Particio Northland, Yuda Saydun and Martin Gitlin each have outstanding track records in their respective fields and bring a wealth of relevant business and operational experience to AgCert.

Mr. Patricio Northland joins as Chief Operating Officer of AgCert. He has an extensive background in business strategy, operations, and integration, having led start ups and the multinational expansion of high tech companies. His business expansion efforts have been throughout Latin America, Europe, and the USA where he gained significant experience in negotiating and navigating governmental and regulatory approval processes. Mr. Northland also has a successful history in financing, capital raising and M&A. He has led several large scale integrations, and has become experienced in building multinational and multicultural organizations into a cohesive business. Prior to joining AgCert, he served as Chairman, President and CEO of AT&T Latin America, a US$170 million company with 2,000 employees and operations in five countries.

Mr. Yuda Saydun joins as Senior Vice President with particular responsibility for Mexican and South American Operations, and has an extensive track record in driving growth and profitability in high technology businesses. Mr. Saydun was most recently President of Genventure Corporation, a private investment and advisory services firm helping technology companies accelerate their expansion initiatives. Previously, he was Senior Vice President, Business Development and Division President at NASDAQ listed Tech Data (NASD: TECD), a US$20 billion wholesale distributor of IT products and services.

Mr. Martin Gitlin joins as Chief Legal Officer from Baker & Hostetler LLP, where he was a partner in the firm's Denver, Colorado office. During his fifteen year legal career, Mr. Gitlin has represented clients in complex corporate and transactional matters including debt and equity finance, infrastructure project development and finance, intellectual property and technology transactions, mergers and acquisitions, real estate development and finance matters, joint ventures and strategic alliances, with a particular emphasis on transactions in Latin America. Mr. Gitlin received his J.D. cum laude from Harvard Law School and his Masters in Public Policy from the John F. Kennedy School of Government at Harvard University.

Commenting on today's announcement, Bill Haskell, AgCert's Chief Executive said:

"I am pleased to report further strong progress at AgCert in terms of both operations and regulatory approvals. We continue to be very excited about the AES AgriVerde joint venture as the benefits derived are incremental to the AgCert business plan. The commencement of the AES AgriVerde joint venture combined with our continued progress in the core business and strengthened management team provides AgCert with an excellent foundation for achieving its operational and financial goals in the future."

Contacts:

AgCert International
Bill Haskell, CEO, AgCert International +353 (0) 1 245 7400
Paul D'Alton, Finance Director +353 (0) 1 245 7400

Maitland
Elizabeth Morley/Brian Hudspith +44 (0)20 7379 5151

Notes to Editors:

About AgCert

AgCert International plc was founded in 2002 to produce and sell reductions in greenhouse gas emissions (referred to as "offsets") from agricultural sources on an industrial scale. These offsets are intended to satisfy the requirements of the Kyoto Protocol and be capable of being traded on the European cap and trade system, the European Union Emissions Trading Scheme ("EU-ETS"). AgCert has identified agriculture as one of the largest commercial opportunities for offset production and expects to be a leading supplier of offsets from this sector. AgCert has significant expertise in the use of United Nations approved methodologies for the production of offsets in the agricultural sector from animal waste. More information about AgCert's Greenhouse Gas Reduction projects can be found at www.agcert.com

END



AgCert International plc

Interim Financial Statements

30 June 2006

AgCert

The Solution for Managing Climate Change

Directors and other information

Directors	**Merrick G Andlinger, Chairman**	*American*	(Appointed 8 December 2004)
	Gregory W Haskell	*American*	(Appointed 11 January 2005)
	Paul M D'Alton	*Irish*	(Appointed 18 April 2005)
	Sir Robert Malpas	*British*	(Appointed 2 May 2005)
	Dr Franz Fischler	*Austrian*	(Appointed 2 May 2005)
	Peter Murray	*Irish*	(Appointed 2 May 2005)

Secretary — **Paul M D'Alton** (Appointed 2 May 2005)

Auditors

KPMG
Chartered Accountants
1 Harbourmaster Place
International Financial Services Centre
Dublin 1
Ireland

Registered office

30 Herbert Street
Dublin 2
Ireland

Bankers

Bank of Ireland
Apex Business Centre
Sandyford
Dublin 18
Ireland

Bank of America
Suite 700
390 North Avenue
Orlando
FL 32801
USA

Solicitors

Matheson Ormsby Prentice
30 Herbert Street
Dublin 2
Ireland

Contents

Chairman's letter to consolidated interim financial statements period from 1 January 2006 to 30 June 2006

The first six months of 2006 have both reaffirmed the business opportunity for AgCert to produce greenhouse gas emissions offsets, and further defined the Company's ongoing operating and regulatory challenges in reaching its goals. In advancing the business during this period, the Company was issued and sold its first CERs from projects in Brazil and Mexico, and has expanded both the geographic scope and host sectors for biodigester-related CDM projects. The challenges include managing a rapidly growing enterprise in a new industry and navigating the evolving regulatory environment.



AgCert has continued to develop rapidly and, at 30 June 2006, had over 460 completed sites in Mexico, Brazil and Chile, as compared to 262 at year end 2005. The Company had obtained 57 Letters of Approval from the Authorities in Mexico and Brazil and had 17 Registered projects, as compared to 15 and 3 respectively at year end 2005. The estimated annual run rate for the Company's completed and operating sites was approximately 1.9 million offsets. The Company has completed its program to repair and remediate sites, primarily located in Brazil, and has established an ongoing programme to better monitor and to optimize the operating parameters of all sites. Using new and improved technical designs, AgCert is extending its activities to new jurisdictions and also exploring agricultural sectors beyond modified animal waste systems.

AgCert has secured advance sales contracts of approximately €114 million, and sees an abundance of potential future customers. The Company has been working with its customers to match its revised and updated regulatory and production schedule with the customers' delivery requirements. As previously disclosed, AgCert has negotiated a net price increase of €30m (€60m additional revenue and €30m cost).

As announced on 31st May 2006, AgCert has entered into a joint venture called AES AgriVerde Limited, with The AES Corporation to develop new offset creating agricultural projects in selected countries in Asia, Europe and North America. The AES Corporation has announced its intention to invest approximately $300 million in the joint venture over the next five years to produce offsets. For its participation, AgCert is entitled to receive offsets representing 20 per cent of AES Agriverde's production up to a target annual production rate of 20 million offsets. AgCert is eligible to receive a higher percentage of offsets by investing in the joint venture.

Chairman's letter to consolidated interim financial statements period from 1 January 2006 to 30 June 2006

As anticipated, with more sites to contract, build and operate in more locations, the Company has strengthened the number of employees from just over 200 at year end 2005 to nearly 300 today to meet the needs of our business. We have restructured some operations in Brazil and have greatly bolstered the senior management ranks by hiring a Chief Operating Officer, a Chief Legal Officer and a Senior Vice President of Global Operations.

The regulatory framework continues to be challenging, increasing uncertainty in the market. In general, the CDM Executive Board ("EB") has continued to revise previously approved methodologies across all sectors of the industry, which has caused a reduction in allowed CER yields. Most significantly, from the Company's perspective, the EB's recent deliberations may have a negative impact on the quantity of CERs to be delivered from future projects. Notwithstanding these challenges, the company has demonstrated significant progress in managing and executing its business resulting in an annual run rate of 2.6 million offsets at the end of August 2006. Based on a combination of the current run rate, construction and regulatory plans, revised customer deliveries and hedging practices, the Company expects to meet all delivery obligations.

The six month financial statements reflect a net loss of €45.7m (EBITDA), with an EBITDA of (€15.7m) after excluding the one time contract restructuring cost of €30 million referred to above.

Capital expenditure of €14.3 million in the period reflected the construction of bio-digesters in Mexico, Brazil and Chile.

To maintain the momentum now achieved, the Company has and is engaged in raising additional funds for capital and operating expenditures over the coming periods. In the first six months of 2006, the company has:

- arranged a secured pre-payment agreement of up to €60 million from The AES Corporation under which the Company receives an upfront payment against the sales price (to be determined at time of delivery by reference to market prices) for CERs to be delivered between 2008 and 2012, of which the Company received €23 million during the period;

- raised €40.4 million in May 2006 from the placing with AES CC&F Holdings LLC of new shares, representing 8.9% of the currently issued share capital;

- been exploring several funding structures to supplement its existing resources and their availability.

The Company has identified the capital and operating resources required to continue to expand its business, and will work to secure sources of CER supply, construct biodigesters on time and within budget and operate and maintain facilities for the long term, all the while satisfying significant regulatory requirements.

Progress in the two months since the period end has been very strong with run rate improving to 2.6 million at the end of August 2006. With this continued progress in the core business and the incremental contribution from the AES AgriVerde joint venture, AgCert has an excellent foundation for achieving its operational and financial goals.

Merrick G. Andlinger
Chairman
4 September 2006

Independent review report to the members of AgCert International plc

Introduction

We have been engaged by the company to review accounting policies, consolidated interim income statement, consolidated interim balance sheet, consolidated interim statement of cashflows, interim statement of recognised income and expense and the related notes and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the UK Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of and has been approved by the directors. The directors are responsible for preparing this interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual financial statements except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in APB Bulletin 1999/4 Review of interim financial information issued by the Auditing Practices Board for use in Ireland and the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) ("Auditing Standards") and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2006.

KPMG 4 September 2006
Chartered Accountants
Registered Auditors

Condensed consolidated interim income statement

for the six month period from 1 January 2006 to 30 June 2006

	Note	Half Year 30th June 2006 €	Half Year 30th June 2005 €	Year 31 Dec 2005 €
Revenue	2	25,575	-	3,374
Professional and legal expenses		(2,486,715)	(281,283)	(4,872,859)
Wages and salaries		(6,509,655)	(3,844,857)	(6,906,260)
Employee share based payments		(951,821)	-	(984,827)
General and administrative expenses		(4,278,470)	(1,151,742)	(4,851,454)
Write off of inventory	3	(2,406,227)	-	-
Depreciation and amortisation		(343,878)	(99,696)	(322,793)
Loss on sale of capital equipment		-	-	(3,026)
Contract rescheduling	4	(30,000,000)	-	-
Raw materials and consumables used		(21,554)	-	-
Operating loss before financing costs		**(46,972,745)**	**(5,377,578)**	**(17,937,845)**
Financial income	5	345,950	111,746	591,227
Financial expense	5	(501,151)	(1,951,704)	(1,943,212)
Net financing costs		**(155,201)**	**(1,839,958)**	**(1,351,985)**
Loss after financing costs		**(47,127,946)**	**(7,217,536)**	**(19,289,830)**
Loss before tax		**(47,127,946)**	**(7,217,536)**	**(19,289,830)**
Income tax expense	6	(163,971)	-	-
Loss for the period		**(47,291,917)**	**(7,217,536)**	**(19,289,830)**
Attributable to:				
Equity holders of the parent		(47,291,917)	(7,217,536)	(19,289,830)
Basic (loss) per share	7	(0.30)	(0.07)	(0.15)
Diluted (loss) per share	7	(0.30)	(0.07)	(0.15)

On behalf of the board

Merrick G Andlinger
Director

Paul M D'Alton
Director

Condensed consolidated interim statement of recognised income and expense

for the six month period from 1 January 2006 to 30 June 2006

	Note	Half Year 30th June 2006 €	Half Year 30th June 2005 €	Year 31 Dec 2005 €
Foreign exchange translation differences on net investment in foreign operations	10	(2,314,524)	(189,719)	356,519
Income and expense recognised directly in equity		(2,314,524)	(189,719)	356,519
Loss for the period		(47,291,917)	(7,217,536)	(19,289,830)
Total recognised income and expense for the period		(49,606,441)	(7,407,255)	(18,933,311)
Attributable to:				
Equity holders of the parent		(49,606,441)	(7,407,255)	(18,933,311)

Condensed consolidated interim balance sheet

for the six month period from 1 January 2006 to 30 June 2006

	Note	Half Year 30th June 2006 €	Year 31 Dec 2005 €	Half Year 30th June 2005 €
Assets				
Property, plant and equipment	8	53,118,269	40,661,223	10,369,146
Goodwill and intangible assets		3,540,704	3,634,704	3,728,704
Financial assets		-	-	-
Total non-current assets		**56,658,973**	**44,295,927**	**14,097,850**
Inventories	3	1,038,412	1,277,015	43,786
Trade and other receivables		1,761,171	2,208,119	943,281
Cash and cash equivalents		26,481,961	28,084,575	66,872,089
Total current assets		**29,281,544**	**31,569,709**	**67,859,156**
Total assets		**85,940,517**	**75,865,636**	**81,957,006**
Equity				
Issued capital	10	128,351,996	87,940,408	88,235,365
Translation reserve	10	(2,314,524)	356,519	(189,719)
Warrant Reserve	10	2,054,000	-	-
Equity incentive reserve	11	1,936,648	984,827	-
Retained earnings	10	(66,581,747)	(19,289,830)	(7,217,536)
Total equity attributable to equity holders of the parent		**63,446,373**	**69,991,924**	**80,828,110**
Liabilities				
Deferred Revenue	13	17,946,000	-	-
Finance lease liabilities (non-current)	9	225,401	212,088	-
Total non-current liabilities		**18,171,401**	**212,088**	**-**
Trade and other payables		4,208,525	5,584,462	1,128,896
Finance lease liabilities (current)	9	114,218	77,162	-
Total current liabilities		**4,322,743**	**5,661,624**	**1,128,896**
Total liabilities		**22,494,144**	**5,873,712**	**1,128,896**
Total equity and liabilities		**85,940,517**	**75,865,636**	**81,957,006**

On behalf of the board

Merrick G Andlinger
Director

Paul M D'Alton
Director

Condensed consolidated interim cash flow statement

for the six month period from 1 January 2006 to 30 June 2006

	Note	30th June 2006 Consolidated €	30th June 2005 Consolidated €	31 Dec 2005 Consolidated €
Cash flows from operating activities				
Loss before taxation		(47,291,917)	(7,217,536)	(19,289,830)
Adjustments for:				
Interest income	5	(345,950)		(591,227)
Interest expense	5	371,219		394,632
Depreciation and amortisation		343,878	99,696	322,793
Employee share based payments	11	951,821		984,827
Loss on sale of equipment			3,026	3,026
Fair valuation of inventory		2,406,227		
(Increase)/Decrease in inventories		(2,167,624)	(177,857)	(1,277,015)
(Increase)/Decrease in trade and other receivables		446,947	(798,383)	(2,208,119)
Increase/(Decrease) in trade and other payables		(3,984,294)	939,177	5,920,009
Net cash outflow from operating activities		**(49,269,693)**	**(7,151,877)**	**(15,740,904)**
Cash flows from investing activities				
Interest income	5	345,950		591,227
Property, plant and equipment constructed		(12,706,924)	(10,404,595)	(39,282,976)
Intangibles acquired			(3,795,978)	
Business operations acquired				(4,996,418)
Net cash from investing activities		**(12,360,974)**	**(14,200,573)**	**(43,688,167)**
Cash flows from financing activities				
Proceeds from the issue of share capital		40,434,818	90,946,464	90,852,755
Proceeds from the issue of debt			22,215,702	22,215,702
Repayment of borrowings			(13,839,252)	(13,839,252)
Payment of transaction costs		(23,232)	(11,098,375)	(11,288,788)
Interest expense	5	(371,219)		(394,632)
Prepaid inventory financing	13	20,000,000		
Payment of finance lease liabilities		(12,314)		(32,139)
Net cash from financing activities		**60,028,053**	**88,224,539**	**87,513,646**

Consolidated interim cash flow statement

for the six month period from 1 January 2006 to 30 June 2006

	Note	30th June 2006 Consolidated €	30th June 2005 Consolidated €	31 Dec 2005 Consolidated €
Net Increase/(decrease) in cash and cash equivalents		(1,602,614)	66,872,089	28,084,575
Cash and cash equivalents at beginning of period		28,084,575		
Cash and cash equivalents at end of period		26,481,961	66,872,089	28,084,575

On behalf of the board

Merrick G Andlinger
Director

Paul M D'Alton
Director

Notes to the condensed consolidated interim financial statements

AgCert International plc (the "Company") is a Company domiciled in the Republic of Ireland, with a principal place of business at Apex Business Centre, Blackthorn Road, Sandyford, Dublin 18. The Company's registered office address is 30 Herbert Street, Dublin 2, Ireland. The condensed consolidated interim financial statements of the Company for the six months ended 30 June 2006 constitute the financial statements of the Company and its subsidiaries (together referred to as the "Group").

The consolidated financial statements of the Group for the period ended 31 December 2005 are available upon the request from the Company's registered office at 30 Herbert Street, Dublin 2, Ireland or at www.agcert.com.

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements for the year ended 31 December 2005. Full details of the accounting policies applied can be found on pages 38 – 44 of the 2005 annual report.

The condensed consolidated interim financial statements are presented in euro. They are prepared on the historical cost basis.

The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at and for the period ended 31 December 2005. The condensed consolidated interim financial statements were approved by the Board of Directors on 4 September 2006.

1 Segmental reporting

Segment information is presented in respect of the Group's business and geographical segments. The primary format, geographical segments is based on the Group's management and internal reporting structure.

Inter-segment pricing is determined on an arm's length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Geographical segments

Group operations are headquartered in Dublin, Ireland, in which jurisdiction the CERs are delivered to customers. Services and data generation to support the production of emission offsets are provided by subsidiaries in Mexico and Brazil. Other administrative services are provided in the USA.

In presenting the information on the basis of geographical segments, segment assets are based on the geographical location of the production assets.

Business segments

The Group comprises one business segment being the generation of emission reduction offsets.

The following sets out the segmental information on the condensed consolidated interim financial statements:

Notes to the condensed consolidated interim financial statements

Geographic Segments

	Canada €'000	USA €'000	Mexico €'000	Brazil €'000	Chile €'000	Ireland €'000	Total €'000
CER Revenue	-	-	-	-	-	20	20
Voluntary Emission Reduction Revenue	-	-	-	-	-	5	5
Total Revenue from external customers	-	-	-	-	-	25	25
Service Fees	22	323	-	808	-	-	1,153
Operating profit / (loss)	22	323	-	808	(4)	(48,122)	(46,973)
Net financing costs	-	-	1	(36)	-	(120)	(155)
Income tax expense	-	-	-	(164)	-	-	(164)
Gain / (Loss) for the period	22	323	1	608	(4)	(48,242)	(47,292)
Segment assets	71	661	17,970	25,343	8	41,887	85,940
Segment liabilities	(67)	(745)	(490)	(722)	(4)	(20,466)	(22,494)
Capital expenditure	-	76	6,942	5,565	8	116	12,707
Depreciation and amortisation expense	-	(63)	(33)	(121)	-	(127)	(344)
Number of completed farms	-	-	183	279	-	-	462
Assets under construction	-	-	6,066	5,991	8	802	12,867
Number of employees	3	63	129	64	1	10	270

Service agreements are in place between AgCert International plc and each subsidiary. The service agreement with Mexico was signed in June 2006. The service agreements for each country are determined by tax advice received and are based on monthly operating expenditure plus an agreed mark-up percentage.

Business segments

The Group comprises one business segment being the generation of emission reduction offsets.

	Consolidated Period ended 30 June 06 €'000
Revenue from external customers	25
Segment assets	85,940
Capital expenditure	12,707

All segments are continuing operations

Notes to the condensed consolidated interim financial statements

2 Revenue

	Half Year 2006 €	Half Year 2005 €	Year end 2005 €
Sale of certificates	20,233		
Other emission related income	5,342		3,374
Total revenue	**25,575**		**3,374**

Revenue was generated from the sale of Voluntary Emission Reductions ('VERs') during the period. In addition, during 2006 AgCert International plc received its first Certified Emission Reductions ('CERs') from its projects in Mexico and Brazil. The CERs represent the first time the United Nations appointed Executive Board of the Clean Development Mechanism ('CDM') authorised the issuance of CERs from a bundled project. A portion of those CERs were subsequently delivered to a customer.

3 Write off of Inventory

During the six months ended 30 June 2006, recognition of emission offsets were redefined by the Executive Board of the UNFCCC as metered data that has been weight and temperature adjusted. Previously, these calculations were based on Intergovernmental Panel on Climate Change ('IPCC') normalisation factors. This change caused a write off of inventory value in the amount of €2,406,227.

4 Contract Rescheduling

As part of discussions to modify delivery schedules, the Group negotiated a net price increase of €30 million (€60 million additional revenue and €30 million cost) to be recognised between 2006 and 2008. The €30 million upfront cost has been paid at 30th June 2006, and the additional revenues will be earned in 2007 and 2008.

5 Net financing costs

	Half Year 2006 €	Half Year 2005 €	Year end 2005 €
Financial income			
Interest income	345,950	111,746	591,227
Total financial income	**345,950**	**111,746**	**591,227**
Financial expense			
Interest expense	(371,219)	(392,037)	(394,632)
Net foreign exchange loss	(129,932)	(1,559,667)	(1,548,580)
Total financial expense	**(501,151)**	**(1,951,704)**	**(1,943,212)**
Net financing costs	**(155,201)**	**(1,839,958)**	**(1,351,985)**

Interest expense includes €313,425 imputed interest related to deferred revenue, see note 13.

6 Income tax

Due to losses incurred during the year, no income tax charge was recorded other than local income taxes due in Brazil based on service fees earned. Due to the start up nature of the business a deferred tax asset in respect of losses incurred has not been recognised.

Notes to the condensed consolidated interim financial statements

7 Earnings per share

The calculation of basic and diluted earnings per share for the six months ended 30 June 2006 was based on the loss attributable to ordinary shareholders of (€47,291,917) and a weighted average number of ordinary shares outstanding during the six months ended 30 June 2006 of 156,077,424, calculated as follows:

Loss attributable to ordinary shareholders for the six months ended 30 June 2006 (in thousands of Euro)

	€000
Loss for the period	(47,292)
Loss Attributable to ordinary shareholders	**(47,292)**

Weighted average number of ordinary shares for the six months ended 30 June 2006 (in thousands of shares)

Issued ordinary shares at 1 January 2006	153,544
Effect of shares issued on 31 May 2006	2,533
Weighted average number of ordinary shares at 30 June 2006	**156,077**

Diluted Earnings per share

The calculation of diluted earnings per share for the period ended 30 June 2006 was based on the loss attributable to ordinary shareholders of (€47,291,917) and a weighted average number of ordinary shares outstanding during the period ended 30 June 2006 of 157,148,187, calculated as follows:

Loss attributable to ordinary shareholders for the period ended 30 June 2006 (in thousands of Euro)

	€000
Loss for the period	(47,292)
Loss Attributable to ordinary shareholders	(47,292)

Weighted average number of ordinary shares for the period ended 30 June 2006 (in thousands of shares)

Weighted average number of ordinary shares for the period	156,077
Effect of share awards	792
Effect of share options	279
Weighted average number of ordinary shares (diluted) at 30 June	**157,148**

There are a further 1,410,000 share options, which were granted on 12 April 2006, 705,000 of which are currently anti-dilutive but may become dilutive in the future depending on the share price movement. The remaining 705,000 contain performance conditions and as such are considered to be contingently issuable ordinary shares. As the conditions had not yet been satisfied at 30 June 2006 these were not included in the calculation, however they will be included in the future as and when conditions are satisfied.

1,436,340 share warrants were issued to the AES Corporation on 28 March 2006. These warrants are currently anti-dilutive but may become dilutive in the future depending on the share price movement

8 Property, Plant and Equipment

Acquisitions and Disposals

During the six months ended 30 June 2006, the Group acquired assets with a cost of €14,285,779. The net book value of the Group's fixed assets at 30 June 2006 was €53,118,269.

Notes to the condensed consolidated interim financial statements

9 Interest-bearing loans and borrowings

	30 June 2006 €
Non-current liabilities	
Finance lease liabilities	225,401
Current liabilities	
Current portion of finance lease liabilities	114,218
	339,619

Finance lease liabilities are payable as follows:

	Minimum Lease Payments	Interest	Principal
Less than one year	175,303	61,085	114,218
Between one and five years	265,279	39,878	225,401
More than five years	-	-	-
	440,582	100,963	339,619

The finance lease is for automobiles located in Brazil that are estimated to have a fair value of €339,619 on the 30 June 2006. The lease is denominated in Brazilian Reals and carries an annualised rate of interest under financing terms of approximately 21%.

10 Capital and reserves

The Group has the following capital and reserves:

	Ordinary Shares (called up, fully paid)	Share Capital Nominal €	Share Premium €	Total €
In issue on incorporation	1,000,000	10,000		10,000
Renominalisation of share capital from €0.01 to €0.0001	99,000,000			-
	100,000,000	10,000		10,000
Issued for cash on IPO	43,436,293	4,344	90,838,411	90,842,755
Issue costs	-	-	(11,312,018)	(11,312,018)
Conversion of loan notes	10,107,656	1,011	8,375,430	8,376,441
Share issue 2006	15,200,851	1,520	40,433,298	40,434,818
	168,744,800	16,875	128,335,121	128,351,996

Notes to the condensed consolidated interim financial statements

AgCert International plc was incorporated on the 8 December 2004 as AgCert International Limited. On incorporation, the Company's authorised share capital was 30,000,000 ordinary shares of €0.01 each. 1,000,000 of these shares were issued on incorporation for total value of €10,000.

In April 2005 the Company's share capital was renominalised from €0.01 to €0.0001. This increased the owners' shares held from 1,000,000 shares to 100,000,000 shares.

In June 2005 the Company placed 43 million shares on the London Stock Exchange. AgCert received €90,842,755 from the placing, of which €90,838,411 was share premium. The shares were floated at Stg 140 pence.

The Company received €8.3 million in loan funds in May 2005. Under the terms of the loan notes the debt was convertible into ordinary share capital. The loan notes were converted in June 2005 for 10,107,656 ordinary shares.

In March 2006, AgCert International plc issued a Warrant Certificate in favour of The AES Corporation for 1,436,340 warrants. The warrant may be exercised in accordance with the provisions of the warrant instrument during the period of five years from the date of issue of the warrant.

Under the terms of the Share Warrant Instrument dated 28 March 2006, AgCert International plc may issue two further warrant instruments, both conditional upon a future revision of the CER delivery schedule and associated prepayments from The AES Corporation.

In May 2006, AgCert International plc allotted 15,200,851 shares to AES CC&T Holdings LLC. The Company received €40,434,818 consideration for these shares.

Translation reserve

The translation reserve comprises all foreign exchange differences arising from the translation of the assets, liabilities, income and expenses of foreign operations into Euro.

	Share Capital €	Share Premium €	Retained Earnings €	Warrant Reserve €	Equity Incentive Reserve €	Translation Reserve €	Equity Component Reserve €	Total €
Balance on inception	10,000	-	-	-	-	-	-	10,000
Loan issues	-	-	-	-	-	-	1,876,450	1,876,450
IPO issue (net of issue costs)	4,344	79,526,393	-	-	-	-	-	79,530,737
Conversion of loan notes	1,011	8,375,430	-	-	-	-	(1,876,450)	6,499,991
Share issue 2006	1,520	40,433,298	-	-	-	-	-	40,434,818
Warrant issue	-	-	-	2,054,000	-	-	-	2,054,000
Total recognised income and expense	-	-	(66,581,747)	-	-	(2,314,524)	-	(68,896,271)
Equity – settled transactions	-	-	-	-	1,936,648	-	-	1,936,648
	16,875	28,335,121	(66,581,747)	2,054,000	1,936,648	(2,314,524)	-	63,446,373

Notes to the condensed consolidated interim financial statements

11 Employee benefits

	Half Year 2006 €	Half Year 2005 €	Year end 2005 €
Employee share based incentives	1,936,648		984,827

Share based incentives

The 2005 Equity Incentive Plan was approved by the AgCert Board on 12 October 2005. For the calendar year 2005, this plan consisted of an issuance of both share options and share awards to a group of AgCert employees. On 24 October 2005, share options were issued to US based employees and share awards to non-US based employees. Both the share options and share awards consist of a total vesting schedule of 36 months and the total number of options/awards granted to the relevant employees in 2005 ('transitional population') were as follows:

- Share Awards – 1,285,000
  (i.e. total figure of share awards issued to AgCert Brazil/Ireland/Mexico employees)
- Share Options – 1,469,000
  (i.e. total figure of share options issued to AgCert USA employees)

The terms and conditions of vesting of the grants are three years of service for all relevant employees.

On 12 April 2006, share options were issued to employees hired after 24 October 2005 ('future population') who were deemed eligible to participate in the equity plan. This share option issuance consists of a total vesting schedule of 36 months. The vesting of 50% of the option grant is subject to the fulfilment of a performance target of GBP£3.07 per share at any time between the third and fifth anniversaries of the employee's start date.

The total number of options granted to the relevant employees in 2006 were as follows:

- Share Options – 1,410,000 (i.e. total figure of share options issued to AgCert Argentina / Chile / Ireland / Mexico / USA employees)

The number and weighted average exercise prices of share options are as follows:

	2006 Weighted Average exercise price €	2005 Weighted Average exercise price €	2006 No of Options	2005 No of options
Outstanding at beginning of period	2.03		1,469,000	
Forfeited during the period	2.03		(208,000)	
Exercised during the period				
Granted during the period	3.34	2.03	1,410,000	1,469,000
Outstanding at the end of the period	2.72	2.03	2,671,000	1,469,000
Exercisable at the end of the period				

Notes to the condensed consolidated interim financial statements

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on a binomial option model. The expected life of the option is used as an input into this model.

The calculated fair value of share options granted on 12 April 2006 and the related assumptions used in the binomial option model are:

Share Price	€3.34
Exercise Price	€3.34
Expected Volatility	60%
Contractual life of option	10 years
Expected dividends	-
Risk-free rate	3.6%
Expected life of options	36 months

The result of this valuation indicated the share options were valued at €2,552,100. The value of the share options are being amortised over the period from the date of grant of the option/award to the end of the vesting period.

12 Joint Venture

On 31 May 2006, The AES Corporation and AgCert International plc announced the formation of AES AgriVerde Limited, a joint venture designed to deploy AgCert's greenhouse gas emission reduction technology in selected countries in Asia, Europe and North Africa. Under the terms of the relevant agreements, AES will maintain a majority interest in the joint venture and plans to invest approximately US$300 million into the joint venture over the next five years. In addition, AES has invested approximately €40 million to acquire a 9.9% percent equity interest in AgCert, see note 10.

13 Deferred Revenue

Deferred Revenue relates to a prepayment on a contractual obligation to deliver a defined number of CERs in the period up to and including 2012. In the event of non-delivery, the funds will be repaid in full plus interest at an annual interest rate of 7% - 12%, the rate being dependant on the reason for failure to deliver. In accordance with the Group's accounting policy on revenue, this amount is not being recognised as revenue until the CERs are delivered.

14 Contractual commitments

Contracts arising from acquisitions

As a result of business combinations with ANX LLC and AgCert Canada Co., certain contractual commitments were transferred to AgCert International plc. This included an obligation to sell up to 750,000 offsets to a third party at a fixed price of US$5 per offset. The third party holding this option, has the right, but not the obligation, to purchase these offsets up to 30 September 2008, at which time the option expires if unexercised. As at 30 June 2006, the third party had not exercised any purchases under this agreement.

Sales commitments

The Company now has various long term contractual commitments to supply certified emission reductions to third parties. The sales value of these contractual commitments is partly index-linked and therefore at 30 June 2006 cannot be valued with any certainty.
In certain circumstances where the Company is unable to generate sufficient quantities of CERs to supply to the third parties, under the terms of these contracts replacement CERs would need to be sourced in order for the Company to fulfil its contractual obligations. The projected cost of obtaining these CERs from an alternative source is indeterminable, however it is possible that the Company would have to acquire these CERs at the then prevailing market price.

Notes to the condensed consolidated interim financial statements

Farmer commitments

The Group also has various contractual commitments with farmers in Brazil and Mexico, whereby the Group has agreed to give the farmer a percentage of the revenue received from the sale of certified emission reductions. This percentage varies depending on the contract terms.

15 Contingencies

There were no known undisclosed contingencies at the date of signing the condensed consolidated interim financial statements.

16 Related Party Transactions

The Group has a related party relationship with its subsidiaries (see note 1 and note 17), its Directors, Executive Officers and with the following companies:

- XL TechGroup Inc. : Gregory W. Haskell, a member of the Board of Directors of AgCert International plc is also a shareholder and a member of the Board of XL TechGroup Inc. As a result, XL TechGroup Inc. is a related party.

- Andlinger Capital III : Merrick G. Andlinger, a member of the Board of Directors of AgCert International plc is also a member of Andlinger Capital III. As a result, Andlinger Capital III is a related party.

- AES AgriVerde Limited (Joint Venture) : AgCert International plc acquired a 20 percent equity interest in AES AgriVerde Limited on 18 July 2006 which entitles the Company to receive offsets representing 20 percent of AES AgriVerde Limited's production.

Notes to the condensed consolidated interim financial statements

17 Significant subsidiaries

The Group's ultimate parent Company is AgCert International plc.
The Company has an investment in the subsidiaries outlined below:

Name and Registered Office	Country of incorporation	Ownership interest	Direct/ Indirect ownership	Class of share owned
AgCert Services (USA), Inc. Corporation Trust Company Corporation Trust Centre 1209 Orange Street Wilmington, New Castle DE 19801, USA.	United States	100%	Direct	Ordinary share capital
AgCert Brazil Environmental Solutions Limited Avenida Netuno 29 Quadra 1 Lote 11 Alphaville C AL Santana de Parmiba Sao Paolo, Brazil.	Brazil	99.98% 0.02%[1]	Direct Indirect	Ordinary share capital
AgCert Mexico Environmental Services S de RL de CV Paso Triunfo de la Republica No 3304 Partido Escobedo Mexico.	Mexico	99% 1%[1]	Direct Indirect	Ordinary share capital
AgCert Canada Holding Limited 30 Herbert Street Dublin 2, Ireland.	Ireland	100%	Direct	Ordinary share capital
AgCert Canada Co. 900 - 1959 Upper Water Street Halifax, Novia Scotia B3J 3N2, Canada.	Canada	100%	Indirect	Ordinary share capital
AgCert Chile Servicios Ambientales Limitada Av. Las Condes 7.260, Las Condes, Santiago, Chile.	Chile	99.99% 0.01%	Direct Indirect	Ordinary share capital
AgCert Servicios Ambientales SRL Alem 1110, 13th Floor, Buenos Aires, C1001AAT Argentina.	Argentina	95% 5%	Direct Indirect	Ordinary share capital

Note 1: The remaining ownership interest is held by AgCert Canada Holding Limited

Notes to the condensed consolidated interim financial statements

Nature of Business

The nature of the business of AgCert Brazil Environmental Solutions Limited, AgCert Mexico Environmental Services S de RL de CV, AgCert Chile Servicios Ambientales Limitada and AgCert Servicios Ambientales SRLyy is the construction of biodigesters, the collection and monitoring of data, the aggregation of suppliers and dealing with any local issues which arise.

The nature of the business of AgCert Services (USA), Inc. is the provision of management services, operations support and IT support, the ownership of the Group's USA intellectual property, the registration of the Group's USA patents and data warehousing.

The nature of the business of AgCert Canada Holding Limited is to act as a holding company for AgCert Canada and as a nominee shareholder for other AgCert subsidiaries.

18 Subsequent events

At the date of signing the condensed consolidated interim financial statements there were no known subsequent events which required disclosure.

19 Approval of condensed consolidated interim financial statements

The directors approved these non-statutory financial statements on 4 September 2006.



Design by Gráinne Murray.



Ireland - Corporate Office
AgCert International plc
Apex Building, Blackthorn Road
Sandyford, Dublin 18, Ireland
Tel: +353 1 245 7400

United States
AgCert Services (USA) Inc.
1901 South Harbor City Blvd.
Suite 400, Melbourne
Florida 32901 USA
Tel: +1 (321) 409-7300

Canada
AgCert Canada Co.
Manulife Place
10180 101st Street, Suite 1000
Edmonton, Alberta, Canada T5J 3S4
Tel: +1 780 409-4286

Brazil
AgCert do Brasil Soluções Ambientais Ltda.
[illegible] Jorge, 92
[illegible] Bosque Mangabas
[illegible] São Paulo, SP
Brasil
[illegible]

Mexico
AgCert México Servicios Ambientales
S. de R.L. de C.V.
Homero 1804-1405
Chapultepec Morales
11570 México, D.F. México
Tel: +52 2122 0340

Chile
AgCert Chile Servicios Ambientales Limitada
Av. Las Condes 7.260, Las Condes
Santiago, Chile
Tel: +56 2229 1152

Argentina
AgCert Servicios Ambientales SRL
Alem 1110, 13th Floor
Buenos Aires, C1001AAT
Argentina
Tel: +54 11 4310-2272

AgCert

The Solution for Managing Climate Change

Regulatory Announcement

Go to market news section

Company	AgCert International PLC
TIDM	AGC
Headline	Holding(s) in Company
Released	16:29 25-Jul-06
Number	7155G

AgCert International plc

Notification of Major interest in shares

1. **Name of listed company**

   AgCert International plc

2. **Name of shareholder with a major interest**

   XL TECHGROUP, INC.

3. **Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the ages of 18.**

   The notification is regarding the holding of XL TECHGROUP, INC.

4. **Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them**

   XL TECHGROUP, INC.

5. **Number of shares/amount of stock acquired**

6. **Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)**

7. **Number of shares/amount of stock disposed**

   973,056

8. **Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)**

   0.58%

9. **Class of security**

   Ordinary Shares Eur 0.0001

10. **Date of transaction**

    21st July 2006

11. **Date listed company informed**

    24th July 2006

12. **Total holding following this notification**

    40,738,944

13. **Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)**

    24.14%

14. **Any additional information**

    XL TECHGROUP, INC. has notified the company that it has transferred 973,056 ordinary shares in the company ("ordinary shares") to holders of certain option rights with respect to such shares pursuant to the exercise by such option holders of their rights under the respective option agreement. The creation of these option rights preceded the listing of the company's ordinary shares on the London stock exchange.

15. **Name of contact and telephone number for queries**

    PJ Browne
    00 353 1 245 7400

16. **Name and signature of duly authorised officer of the listed company responsible for making this notification**

    UNA Henry

    Date of notification

    25th July 2006

END

Close

Regulatory Announcement

Go to market news section

Company	AgCert International PLC
TIDM	AGC
Headline	Director/PDMR Shareholding
Released	12:18 09-Aug-06
Number	3456H

RNS Number:3456H
AgCert International PLC
09 August 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS,
PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

   AGCERT INTERNATIONAL PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   YES

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

   MARTIN GITLIN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify

the connected person

NO

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

8. State the nature of the transaction

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

14. Date and place of transaction

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when

calculating percentage)

16. Date issuer informed of transaction

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

APRIL 12, 2006

18. Period during which or date on which it can be exercised

VEST IN 3 EQUAL INSTALMENTS OF 1/3 ON EACH SUCCESSIVE ANNIVERSARY DATE OVER THE 3 YEAR PERIOD FOLLOWING THE DATE ON WHICH THE OPTIONHOLDER'S SERVICE OR EMPLOYMENT COMMENCED. 10 YEAR LIFE CYCLE FOR EACH GRANT.

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved (class and number)

ORDINARY SHARES OF 0.01 CENTS (225,000 SHARE OPTIONS)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£2.31

22. Total number of shares or debentures over which options held following notification

ORDINARY SHARES OF 0.01 CENTS (225,000 SHARE OPTIONS)

23. Any additional information

NIL

24. Name of contact and telephone number for queries

MARTIN GITLIN
+1-321-409-7827

Name and signature of duly authorised officer of issuer responsible for making notification

Date of notification JULY 28, 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	AgCert International PLC
TIDM	AGC
Headline	Notice of Results
Released	15:17 24-Aug-06
Number	0803I

RECEIVED
2006 OCT -4 P 12:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

AgCert International Plc

Notice of interim results

AgCert International plc, a leader in the production and sale of agriculturally derived greenhouse gas emission reductions, will be publishing its interim results for the six months to 30 June 2006 on Tuesday 5 September 2006.

24 August 2006

Enquiries:

College Hill **020 7457 2020**
Mark Garraway
Stephen Davie

END

Close

Regulatory Announcement

Go to market news section

Company	AgCert International PLC
TIDM	AGC
Headline	Holding(s) in Company
Released	07:00 13-Sep-06
Number	8624I

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

AGCERT INTERNATIONAL PLC

2. Name of shareholder having a major interest

FIDELITY INTERNATIONAL LIMITED

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

THE NOTIFICATION IS REGARDING THE HOLDING OF FIDELITY INTERNATIONAL LIMITED

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

FIDELITY INTERNATIONAL LIMITED

5. Number of shares / amount of stock acquired

1,505,500

6. Percentage of issued class

0.9%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

ORDINARY SHARES EURO 0.0001

10. Date of transaction

8 SEPTEMBER 2006

11. Date company informed

11 SEPTEMBER 2006

12. Total holding following this notification

18,928,982

13. Total percentage holding of issued class following this notification

11.22%

14. Any additional information

THIS NOTIFICATION DETAILS THE DISCLOSABLE INTERESTS OF MORE THAN ONE ENTITTY HOWEVER THIS IS NOT INTENDED TO INDICATE THAT ANY OF THE ENTITIES ACT AS A GROUP OR IN CONCERT WITH RESPECT TO THESE INTERESTS.

15. Name of contact and telephone number for queries

PJ BROWNE
00 353 1 245 7400

16. Name and signature of authorised company official responsible for making this notification

UNA HENRY

Date of notification

12 SEPTEMBER 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END

Close

IRISH COMPANY SUBMISSIONS
INDEX OF DOCUMENTS
As of September 27, 2006

No.	*Document*	*Date*
1	Companies Registration Office Form A1, application to register as a new company with capital duty.	
2	Memorandum and Articles of Association.	
3	Companies Registration Office Form B10, change in director and/or secretary or in their particulars.	11/01/2005
4	Companies Registration Office Form B10, change in director and/or secretary or in their particulars.	24/02/2005.
5	Companies Registration Office Form B2, change in situation of registered office address.	24/02/2005
6	Companies Registration Office Form B10, change in director and/or secretary or in their particulars.	18/04/2005
7	Companies Registration Office Form G1(16), special resolution.	18/04/2005
8	Statutory Declaration pursuant to Section 60.	18/04/2004
9	Companies Registration Office Form B10, change in director and/or secretary or in their particulars.	26/04/2005
10	Companies Registration Office Form B10, change in director and/or secretary or in their particulars.	26/04/2005
11	Companies Registration Office Form G1(16), special resolution.	29/04/2005
12	Companies Registration Office form B4, notice of increase in authorised share capital	29/04/2005
13	Companies Registration Office Form 28, notice of consolidation and division, or conversion into stock of shares, or of the re-conversion into shares of stock, or the subdivision or redemption or cancellation of shares.	29/04/2005
14	Amended Memorandum and Articles of Association	29/04/2005
15	Companies Registration Office Form G1(16), special resolution.	29/04/2005
16	Companies Registration Office Forms 71 and 72, application by private or unlimited company for re-registration as a public limited company	29/04/2005
17	Copy of Balance Sheet on conversion from private limited company to public limited company.	
18	Amended Memorandum and Articles of Association.	29/04/2005
19	Companies Registration Office Form B10, change in director and/or secretary or in their particulars.	02/05/2005
20	Companies Registration Office Form B5, return of allotments.	09/05/2005
21	Companies Registration Office Form 52, particulars of a contract relating to shares.	12/05/2005
22	Companies Registration Office Form 58, notice re. commission or discount	12/05/2005

No.	Document	Date
	payable in respect of shares.	
23	Power of Attorney.	11/05/2005
24	Power of Attorney.	12/05/2005
25	Power of Attorney.	12/05/2005
26	Power of Attorney.	12/05/2005
27	Power of Attorney.	12/05/2005
28	Power of Attorney.	12/05/2005
29	Power of Attorney	12/05/2005
30	Companies Registration Office Form G1(16), special resolution	02/06/2005
31	Companies Registration Office Form 28, notice of consolidation and division, or conversion into stock of shares, or of the re-conversion into shares of stock, or the subdivision or redemption or cancellation of shares.	02/06/2005
32	Amended Memorandum and Articles of Association	02/06/2005
33	Prospectus on full listing	02/06/2005
34	Companies Registration Office Form B1, annual return	08/06/2005
35	Companies Registration office Form B5, return of allotments	08/06/2005
36	Companies Registration office Form B5, return of allotments	08/06/2005
37	Companies Registration Office Form B10, change in director and/or secretary or in their particulars.	12/09/2005
38	Companies Registration Office Form C1, mortgage or charge created by Irish company.	28/03/2006
39	Companies Registration Office Form G1(16), special resolution.	04/05/2006
40	Amended Memorandum and Articles of Association.	04/05/2006
41	Companies Registration Office Form G1(16), special resolution.	18/05/2006
42	Companies Registration Office Form B5, return of allotments.	31/05/2006
43	Companies Registration Office Form B1, annual return.	08/06/2006
44	Certification statement of accounts.	
45	Directors Report and Financial Statements for year	31/12/2005

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice from your stockbroker, solicitor, accountant, or other financial adviser who, if you are taking advice in the United Kingdom, is authorised under the Financial Services and Markets Act 2000. A copy of this document, which comprises Listing Particulars relating to AgCert International plc prepared in accordance with the Listing Rules made under section 74(4) of the Financial Services and Markets Act 2000, has been delivered for registration to the Registrar of Companies in England and Wales in accordance with section 83 of that Act. A copy of this document, which comprises a prospectus relating to the Company prepared in accordance with the Companies Act 1963 of Ireland, has been delivered, together with copies of the material contracts specified in paragraph 11 of Part VIII of this document, and the statement of adjustments and consents specified in paragraph 15 of Part 8 of this document, to the Registrar of Companies in Ireland in compliance with section 47 of the Companies Act 1963 of Ireland.

Applications have been made to the UK Listing Authority under the provisions of Chapter 25 of the Listing Rules and to the London Stock Exchange for the Ordinary Shares, issued and to be issued pursuant to the Placing, to be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities ("Admission"). It is expected that Admission will become effective, and that unconditional dealings in the Ordinary Shares will commence, at 8.00 am on 8 June 2005. All dealings before the commencement of unconditional dealings will be on a "when issued basis", will only be settled if Admission takes place and will be of no effect if Admission does not take place. All dealings in the Ordinary Shares prior to the commencement of unconditional dealings will be at the sole risk of the parties concerned.

The Directors of the Company, whose names appear on page 4, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

YOUR ATTENTION IS DRAWN, IN PARTICULAR, TO THE "RISK FACTORS" SET OUT IN PART II OF THIS DOCUMENT FOR A SUMMARY OF CERTAIN FACTORS TO BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN ORDINARY SHARES.

For Paul D'Alton
Paul D'Alton
For Paul D'Alton as Attorney for Alan Tank
For Paul D'Alton as Attorney for Robert Walpas
For Paul D'Alton as Attorney for Ulrich Andinger
For Paul D'Alton as Attorney for Gregory Haskell
For Paul D'Alton as Attorney for Franz Fischler
For Paul D'Alton as Attorney for Peter Mulley

AgCert International plc

(incorporated and registered in Ireland with registered number 394943)

Placing of 43,436,293 Ordinary Shares of 0.01 cents each at a Placing Price of 140 pence per share and Admission to the Official List and to trading on the London Stock Exchange

Joint Sponsors, Financial Advisers and Brokers	Joint Bookrunners, Lead Managers and Underwriters
Code Securities Limited and Hoare Govett Limited	**Code Securities Limited and ABN AMRO Rothschild**

EXPECTED ORDINARY SHARE CAPITAL IMMEDIATELY FOLLOWING ADMISSION

Authorised			*Issued and fully paid*	
Number	*Nominal amount*		*Number*	*Nominal amount*
3,000,000,000	€300,000	Ordinary Shares of 0.01 cents each	153,543,949	€15,354.39

This document does not constitute an offer to sell or an invitation to subscribe for, or the solicitation of an offer to buy or subscribe for, any Placing Shares by or on behalf of the Company, ABN AMRO Rothschild, Hoare Govett Limited or Code Securities Limited in any jurisdiction or in any circumstances where it is not authorised or lawful to make such an offer or solicitation. In particular, subject to certain exceptions, this document is not for distribution in or into the United States, Australia, Canada, Japan or South Africa. The distribution of this document may be restricted by law in certain jurisdictions and therefore persons into whose possession this document comes are required by the Company, ABN AMRO Rothschild, Hoare Govett Limited and Code Securities Limited to inform themselves about any such restrictions and to observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

The Placing Shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or under the securities legislation of any state of the United States. The relevant clearances have not been, and will not be, obtained from the Securities Commission of any province or territory of Canada, no document in relation to the Placing has been, or will be, lodged with, or registered by, the Australian Securities and Investments Commission, and no registration statement has been, or will be, filed with the Japanese Ministry of Finance in relation to the Placing or the Placing Shares. Accordingly, subject to certain exceptions, the Placing Shares may not, directly or indirectly, be offered or sold within the United States, Canada, Australia, Japan or South Africa or offered or sold to a person within the United States or a resident of Canada, Australia, Japan or South Africa or to or for the account or benefit of any US Person (as defined in Regulation S under the Securities Act).

The Placing Shares are "restricted securities" as defined in Rule 144 promulgated under the Securities Act. The Placing Shares are being offered only to non-US Persons in offshore transactions pursuant to Regulation S under the Securities Act and may not be offered, resold, pledged or otherwise transferred in the United States or to, or for the account or benefit of, any US Person (as defined in Regulation S under the Securities Act) except: (a) (i) in an offshore transaction meeting the requirements of Regulation S under the Securities Act, (ii) pursuant to an available exemption from the registration requirements of the Securities Act, or (iii) pursuant to an effective registration statement under the Securities Act; and (b) in accordance with all applicable securities laws of the states of the United States and other jurisdictions. Hedging transactions in the Placing Shares may not be conducted unless in compliance with the Securities Act.

For further information regarding the significant restrictions on resale and transfer that are applicable to the Placing Shares, your attention is directed to Part VII of this document.

Germany

This document is not being distributed in the context of a public offer of securities in Germany within the meaning of paragraph 1 of the German Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz, "VerkProspG"). This document is not a Securities Sales Prospectus (Wertpapier-Verkaufsprospekt) within the meaning of the VerkProspG and has not been filed with or approved by the Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht), and this document, copies of this document or any other documents relating to the Placing Shares may not be distributed, and the Placing Shares may not be offered or sold, in Germany other than to persons who, professionally or commercially, acquire or sell shares for their own account or for the account of others, as provided under paragraph 2 no. 1 of the VerkProspG, or otherwise to a limited group of investors as provided under paragraph 2 no. 2 of the VerkProspG who have been selected by the Company and are adequately informed about the potential risks of their investment.

The Netherlands

The Placing Shares are not and will not be offered in The Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade (which include banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises that, as an ancillary activity, regularly invest in securities) within the meaning of Section 2 of the Act on the Supervision of the Securities Trade Exemption Regulation 1995, as amended (Vrijstellingsregeling Wet toezicht effectenverkeer 1995).

France

The Placing Shares are not and will not be offered in France other than to qualified investors ("*investisseurs qualifiés*"), which are legal entities with all the necessary skills and the necessary means to determine the risks inherent in operations on financial instruments within the meaning of Article L. 411-2 of the Monetary and Financial Code (*Code Monétaire et Financier*) and falling within one of the categories of investors determined by the Decree nú98-880 of 1 October 1998, as amended (*Décret nú98-880 du 1er octobre 1998*). Banks, insurance companies, institutional investors and commercial companies, may, among others and subject to certain conditions, fall within one the above-mentioned categories of qualified investors.

Austria

In Austria, the Placing Shares will only be sold as part of a private placement to a restricted circle of persons who, professionally or commercially, acquire or sell shares for their own account or for the account of others, within the meaning of section 3 (1) no. 11 of the Austrian Capital Markets Act (Kapitalmarktgesetz).

General

Code Securities Limited and Hoare Govett Limited, which are authorised in the United Kingdom under the Financial Services and Markets Act 2000 and which are regulated by The Financial Services Authority, are acting jointly as the Company's sponsors, financial advisers and brokers in connection with the Placing and Admission. Neither Code Securities Limited nor Hoare Govett Limited will regard any other person as their client or be responsible to any other person for providing the protections afforded to their clients nor for providing advice in relation to the Placing and Admission.

Code Securities Limited and ABN AMRO Rothschild are acting as joint bookrunners, lead managers and underwriters to the Company and no one else in respect of the Placing and Admission and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Code Securities Limited or ABN AMRO Rothschild or for providing advice in relation to Placing or Admission. ABN AMRO Rothschild is the unincorporated equity capital markets joint venture between ABN AMRO Bank N.V. and NM Rothschild & Sons Limited. ABN AMRO Bank N.V. is regulated by the Financial Services Authority for the conduct of investment business in the UK.

None of Code Securities Limited, Hoare Govett Limited or ABN AMRO Rothschild has authorised the contents of or any part of this document and no liability whatsoever is accepted by Code Securities Limited, Hoare Govett Limited or ABN AMRO Rothschild for the accuracy of any information or opinions contained in this document or for the omission of any information from this document for which the Company and the Directors are solely responsible.

No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representations must not be relied upon as having been so authorised. The contents of this document are not to be construed as legal, business or tax advice. Each prospective investor should consult his, her or its own solicitor, independent financial adviser or tax adviser for legal, financial or tax advice.

Forward looking statements

This document contains statements that are, or may be deemed to be, forward-looking statements, including, without limitation, statements containing the words "believes", "anticipates", "intends", "plans", "estimates", "aims", "expects" or, in each case, their negative or other variations or comparable terminology or by discussions of strategy, plans, objectives, goals, future events or intentions. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this document and include statements regarding the Company's intentions, beliefs or current expectations concerning, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which the Company operates. Such forward-looking statements involve unknown risks, uncertainties and other factors which may cause the actual results, financial condition, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in Part II, Part III and Part VI of this document. Given these uncertainties, prospective investors are cautioned not to place any undue reliance on such forward-looking statements. Subject to any legal and regulatory requirements, the Company disclaims any obligation to update any such forward-looking statements in this document to reflect future events or developments.

CONTENTS

DIRECTORS, SECRETARY AND ADVISERS

Executive Directors	Alan Robert Tank *(Chief Executive Officer and Managing Director)* Paul Michael D'Alton *(Chief Financial Officer)*
Non-executive Directors	Merrick Gerd Andlinger *(Non-executive Chairman)* Gregory William Haskell *(Non-executive Director)* Peter Cyril Murray *(Non-executive Director)* Sir Robert Malpas *(Non-executive Director)* Dr Franz Josef Fischler *(Non-executive Director)*
Company Secretary	Paul Michael D'Alton all of whose business address is: 3 Ballymount Trading Estate Suite 200, Ballymont Dublin 12 Ireland
Registered office	30 Herbert Street Dublin 2 Ireland
Head office	3 Ballymount Trading Estate Suite 200, Ballymount Dublin 12 Ireland
Joint bookrunner, lead manager, sponsor, financial adviser, broker and underwriter	Code Securities Limited 30 St James's Square London SW1Y 4AL UK
Joint sponsor, financial adviser and broker	Hoare Govett Limited 250 Bishopsgate London EC2M 4AA UK
Joint bookrunner, lead manager and underwriter	ABN AMRO Rothschild 250 Bishopsgate London EC2M 4AA UK
Solicitors to the Company in Ireland	Matheson Ormsby Prentice 30 Herbert Street Dublin 2 Ireland
Solicitors to the Company in the UK	Jones Day 21 Tudor Street London EC4Y 0DJ UK
Solicitors to Code Securities Limited, Hoare Govett Limited and ABN AMRO Rothschild	Norton Rose Kempson House Camomile Street London EC3A 7AN UK
Auditors and reporting accountants	KPMG 1 Stokes Place St Stephen's Green Dublin 2 Ireland
Reporting experts	Climate Change Capital Limited Bond Street House 14 Clifford Street London W1S 4BX UK
Principal bankers	Ulster Bank Limited Ulster Bank Group Centre George's Quay Dublin 2 Ireland
Registrars	Computershare Investor Services (Ireland) Limited Heron House Corrig Road Sandyford Industrial Estate Dublin 18 Ireland

PLACING STATISTICS

Trading symbol for the Group	"AGC"
Placing Price	140p
Number of Ordinary Shares being placed on behalf of the Company	43,436,293
Number of Ordinary Shares in issue following Admission	153,543,949
Percentage of enlarged ordinary share capital being placed	28.3 *per cent*
Percentage of enlarged ordinary share capital in public hands following the Placing	28.2 *per cent*
Estimated net proceeds of the Placing receivable by the Company[1]	£54.1 million
Market capitalisation of the Company at the Placing Price[2]	£215.0 million

Notes:

(1) Net proceeds receivable by the Company are stated after deducting underwriting commissions and estimated outstanding expenses incidental to the Placing and Admission (excluding VAT) of approximately £6.7 million. Total expenses incidental to the Placing and Admission (excluding VAT) are estimated to be approximately £7.0 million.

(2) Market capitalisation has been calculated based on the number of Ordinary Shares in issue immediately following Admission multiplied by the Placing Price.

EXPECTED TIMETABLE

Conditional dealings to commence in the Ordinary Shares[1]	8.00 am on 3 June 2005
Admission and expected commencement of unconditional dealings on the London Stock Exchange	8.00 am on 8 June 2005
Definitive share certificates available for despatch from or as soon as practicable after	13 June 2005

Each of the times and dates in the above table is subject to change. All times are British Summer Time unless stated otherwise.

Note:

(1) If Admission does not occur, all conditional dealings will be of no effect and any such dealings will be at the sole risk of the parties concerned.

DEFINITIONS AND GLOSSARY

The following definitions apply throughout this document, unless the context requires otherwise:

"AA"	assigned amount, referring to the amount of GHGs a country is allowed to emit during the first commitment period of the Kyoto Protocol
"AAU" or "Assigned Amount Unit"	a type of Offset known as an assigned amount unit solely for use within the Kyoto Protocol
"ABN AMRO Rothschild"	ABN AMRO Bank N.V. and NM Rothschild & Sons Limited (each acting through ABN AMRO Rothschild, an unincorporated equity capital markets joint venture)
"ACIII" or "Andlinger"	Andlinger Capital III LLC
"Accession State"	new Member State of the European Union in 2004
"Acts"	the Companies Acts 1963 to 2003 of Ireland
"1983 Act"	the Companies (Amendment) Act 1983 of Ireland
"1990 Act"	the Companies Act 1990 of Ireland
"Accountants' Reports"	the accountants' reports relating to each of AgCert International plc and its subsidiary undertakings and the Combined Entity, including the related notes thereto, set out in Part IV of this document
"Admission"	admission of the Ordinary Shares, issued and to be issued pursuant to the Placing, to the Official List and to trading on the London Stock Exchange's market for listed securities becoming effective in accordance with paragraph 7.1 of the Listing Rules and the Standards respectively
"AgCert"	AgCert International plc or, where the context requires, AgCert International LLC, or the relevant company within the AgCert Group
"AgCert Brazil"	AgCert Brazil Environmental Solutions Ltda (AgCert do Brasil Soluçoes Ambientais Ltda)
"AgCert Canada"	AgCert Canada Co
"AgCert Canada Holding"	AgCert Canada Holding Limited
"AgCert Group" or the "Group"	the Company and all or any of its subsidiary undertakings at the date of this document
"AgCert Mexico"	AgCert Mexico Environmental Services SRL (AgCert Mexico Servicios Ambientales SRL)
"AgCert USA"	AgCert Services (USA) Inc.
"Agrosuper"	Agricola Super Limitada
"AM0016"	the approved baseline methodology submitted by AgCert Canada entitled "Greenhouse gas mitigation from improved animal waste management systems in confined animal feeding operations"
"Annex 1 Country"	a country, being an industrialised nation, that has ratified the Kyoto Protocol
"Annex 1 Party"	Annex 1 party to the UNFCCC
"Annex B Party"	Annex B party to the Kyoto Protocol

"Antipodean LLC"	Antipodean Partners LLC, which acted as an adviser to the Company and IFC in the structuring of the IFC Investment. It is a specialist advisory firm focused in the Environmental, Financial Services and Health Care industries
"Antipodean LLC Subscription"	the subscription by Antipodean LLC for 620,478 Preferred Shares and €620,478 in nominal value of Series C Notes in compensation for services rendered. having a value of €620,541
"Articles"	the new articles of association of the Company which will be in force from Admission
"AWMS"	animal waste management system
"Baseline"	the scenario that reasonably represents the anthropogenic emissions by sources of GHGs that would occur in the absence of a project described in the UNFCCC/Kyoto Protocol Rules
"BAU"	a type of Baseline referred to in the EU-ETS, known as business as usual
"BHP Billiton"	a subsidiary of BHP Billiton Marketing AG
"Biodigester"	a sealed structure which can be filled with animal waste for digestion by anaerobic bacteria, a by product of which is Biogas
"Biogas"	a mixture of methane, carbon dioxide and trace gases (depending on the livestock used) produced by the anaerobic digestion of manure by bacteria
"CAFO"	confined animal feeding operation
"CDM"	the Clean Development Mechanism, one of three flexible mechanisms included in the Kyoto Protocol
"CDM Project"	a CDM project to produce Offsets in a developing country which can be funded by a foreign country to generate Offsets for use by a foreign country
"CDM Registry"	the registry established by the UN to ensure accurate accounting of transactions of Offsets derived from CDM Projects, known as CERs
"CER"	a type of Offset, known as a certified emission reduction, derived from CDM Projects in accordance with relevant international UNFCCC/Kyoto Protocol Rules and which represents a GHG Reduction of one metric tonne of carbon dioxide equivalent, calculated in accordance with the international UNFCCC/Kyoto Protocol Rules
"Certification"	the issuance of CERs by the UNEB on receipt of a Verification report from a DOE, and the terms "Certify" and "Certified" shall be construed accordingly
"CH_4"	methane
"CNG"	compressed natural gas
"CO_2"	carbon dioxide
"CO_2e" or "CO_2eq"	carbon dioxide equivalent, the universal base reference for the determination of global warming potential of Greenhouse Gases in units of carbon dioxide equivalent
"Code Securities"	Code Securities Limited

"Combined Code"	the Combined Code on Corporate Governance published in July 2003 by the Financial Reporting Council, which is appended to the Listing Rules
"Combined Entity"	together, AgCert International LLC and AgCert Canada
"Company"	AgCert International plc
"COP/MOP"	the conference of parties and the meeting of parties to the UNFCCC serving as the meeting of the parties to the Kyoto Protocol
"CRADA"	co-operative research and development agreement made between AgCert International LLC and the Agricultural Research Service of the US Department of Agriculture
"CREST"	the relevant system (as defined in the CREST Regulations) in respect of which CRESTCo Limited is the Operator (as defined in the CREST Regulations)
"CREST Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755)
"CSR"	corporate and social responsibility
"Directors" or "Board"	the board of directors of AgCert from time to time and "Director" means any one of them
"DNA"	a national authority designated by the UN Executive Board known as the designated national authority
"DNV"	Det Norske Veritas Certification Ltd. (DNVcert), a DOE responsible for the Verification of AgCert's projects
"DOE" or "Designated Operational Entity"	an entity designated by the COP/MOP, based on a recommendation made by the UN Executive Board, as qualified to Validate proposed CDM Project activities or to Verify and Certify GHG Reductions
"EDF"	EDF Trading Limited, a subsidiary of Electricité de France SA
"ERPA"	emission reduction purchase agreement
"ERU"	emission reduction unit
"EU"	European Union
"EU15"	the first fifteen Member States of the EU
"EU25"	the twenty five Member States of the EU
"EUA"	European Union Allowance being a type of Offset solely for use within the EU-ETS
"EU-ETS"	European Union Emissions Trading Scheme
"Executive Directors"	the executive Directors of the Company, namely Alan Tank and Paul D'Alton
"Experts"	Climate Change Capital Limited
"Form A"	a form provided by AgCert to farmers to gather information in connection with a farm including information relating to (i) the legal identity of the farm owner (a corporation or sole proprietorship), (ii) animal information (species, animal type and total yearly headcount for all farms/sites), (iii) farm/site information (farm name, type and address, location of lagoon) and (iv) other information required to satisfy AM0016 as a pre-requisite to qualifying the farm to participate as an AgCert CDM Project, to initiate a site assessment and the generation of a formal contract

"GDP"	gross domestic product
"GHG Reduction"	the removal, limitation, reduction, avoidance, sequestration or mitigation of GHG emissions
"Greenhouse Gases" or "GHGs"	six gases thought to contribute to global warming and listed in Annex A to the Kyoto Protocol, namely carbon dioxide, methane, nitrous oxide, hydrofluorocarbons, perfluorocarbons and sulphur hexafluoride
"GWP"	global warming potential which describes a gas's potency to contribute to global warming
"HFCs"	hydrofluorocarbons
"HFC-23"	trifluoromethane
"Hoare Govett"	Hoare Govett Limited
"Host Country"	a country having ratified the UNFCCC in which JI Projects or CDM Projects can be established
"IFC"	International Finance Corporation, member of the World Bank Group
"IFC Investment"	the subscription by IFC for 7,755,972 Preferred Shares and €7,755,972 in nominal value of Series C Notes for the aggregate consideration of €7,756,748
"IFRSs"	International Financial Reporting Standards and interpretations adopted by the International Accounting Standards Board, which also complies with IFRSs endorsed by the European Commission
"International UNFCCC/Kyoto Protocol Rules"	the UNFCCC, the Kyoto Protocol, the Marrakesh Accords, and any relevant decisions, guidelines, modalities and procedures made pursuant to them, as amended from time to time
"IPCC"	Intergovernmental Panel on Climate Change
"ISO"	International Standards Organisation
"ITL"	UNFCCC international transaction log, the system set up by the UNFCCC to perform automated checks and to verify transactions in Offsets including issuance, transfer and acquisition between registries, cancellation, retirement and carry-over. It acts as the central reference database for authentication of information and maintenance of a publicly accessible list of units and transaction records
"JI"	joint implementation, one of the three flexible mechanisms included in the Kyoto Protocol
"JI Project"	a JI project in a developed country which can be funded by a foreign country to generate Offsets for use by the foreign country
"Kyoto Protocol" or the "Protocol"	the protocol to the UNFCCC adopted at the Third Conference of the Parties to the UNFCCC in Kyoto, Japan on December 11 1997, as may be amended from time to time
"Linking Directive"	Directive 2004/101/EC of the European Parliament and of the Council amending Directive 2003/87/EC
"Listing"	the listing of the Ordinary Shares on the Official List of the UK Listing Authority and admission of the Ordinary Shares to trading on the London Stock Exchange's market for listed securities

"Listing Rules"	the listing rules of the UK Listing Authority, made under section 74(4) of the Financial Services and Markets Act 2000, as amended from time to time
"LOA" or "Letter of Approval"	the letter of approval through which each of the Host Countries approves a CDM Project for the purposes of Article 12 of the Kyoto Protocol
"Lock-in Agreement"	the lock-in agreement dated 3 June 2005 made between the Company (1), IFC (2), Antipodean LLC (3), AgCert International LLC, Andlinger and XL TechGroup (4), ABN AMRO Rothschild (5), Hoare Govett (6) and Code Securities (7), further details of which are set out in paragraph 10 of Part VIII of this document
"London Stock Exchange"	London Stock Exchange plc
"Marrakesh Accords"	Decision 2/CP.7 through to Decision 24/CP.7 inclusive of the COP in its seventh session, held at Marrakesh, Morocco, from 29 October to 10 November 2001
"Member State"	a member state of the EU
"Methodologies Panel"	the methodologies panel of the CDM, established to: (i) provide recommendations to the UN Executive Board on guidelines for methodologies for baselines and monitoring plans of emissions reduction technologies; and (ii) prepare recommendations on submitted proposals for new baseline and monitoring methodologies
"NAP"	National Allocation Plan for the EU-ETS which determines a territory's maximum permitted emissions or allowances
"National Registry"	a registry established by a country which will contain accounts for holding Offsets. Transfers and acquisitions of Offsets are expected to take place between account holders through National Registries
"Non-executive Directors"	the non-executive Directors of the Company, namely Merrick Andlinger, Dr Franz Fischler, Gregory William Haskell, Sir Robert Malpas and Peter Murray
"Nuon"	Nuon Energy Trading and Wholesale
"O&M"	operations and maintenance
"OECD"	Organisation for Economic Co-operation and Development
"Official List"	the Official List of the UK Listing Authority
"Offset"	one of the various units used to offset one tCO_2e, including CERs, VERs, AAUs and ERUs
"Ordinary Shares"	ordinary shares of 0.01 cents each in the capital of the Company
"PDD" or "Project Design Document"	a description of a specific project's activities submitted for Validation in accordance with the International UNFCCC/Kyoto Protocol Rules
"PFCs"	perfluorocarbons, a type of Greenhouse Gas
"Placing"	the placing of 43,436,293 Placing Shares at the Placing Price pursuant to the Placing Agreement

"Placing Agreement"	the conditional agreement dated 3 June 2005 between AgCert (1), the Directors (2), XL TechGroup (3), ACIII (4), Code Securities (5), Hoare Govett (6) and ABN AMRO Rothschild (7), details of which are set out in paragraph 10 of Part VIII of this document
"Placing Price"	140 pence per Ordinary Share, being the price at which each Placing Share is to be issued under the Placing
"Placing Shares"	the 43,436,293 new Ordinary Shares being placed pursuant to the terms of the Placing Agreement
"Point Carbon"	a leading global provider of independent analysis, news, market intelligence and forecasting for the emerging carbon emissions markets
"Preferred Shares" or "SAPS"	the 8,376,420 Series A Redeemable Non-Convertible Shares of 0.01 cents each in the share capital of the Company, which will be redeemed on Admission
"Prompt Start"	a mechanism which permits a project activity that started after January 2000 but prior to 18 November 2004 to begin its crediting period prior to the actual date of project registration. This allows the accrual of Offsets where project activity has been completed prior to project Validation and Registration (subject to Validation and Registration taking place by 31 December 2005)
"Registration"	the formal acceptance by the UNEB of a specific project activity as a CDM Project activity and the terms "Register" and "Registered" shall be construed accordingly
"Registrars"	Computershare Investor Services (Ireland) Limited
"Securities Act"	the US Securities Act of 1933, as amended
"Series A Notes"	means the Series A variable rate redeemable unsecured loan notes of the Company, constituted by the Series A Loan Note Instrument
"Series A Loan Note Instrument"	means the Series A variable rate redeemable unsecured loan note instrument of the Company dated 18 April 2005
"Series B Notes"	means the Series B variable rate redeemable unsecured loan notes of the Company, constituted by the Series B Loan Note Instrument
"Series B Loan Note Instrument"	means the Series B variable rate redeemable unsecured loan note instrument of the Company dated 18 April 2005
"Series C Notes"	means the Series C variable rate redeemable unsecured convertible loan notes of the Company, constituted by the Series C Loan Note Instrument
"Series C Loan Note Instrument"	means the Series C variable rate redeemable unsecured convertible loan note instrument dated 29 April 2005
"Share Plan"	the Company's 2005 Equity Incentive Plan, details of which are set out in paragraph 9 of Part VIII of this document
"Shareholders"	holders of Ordinary Shares
"Sponsors"	Code Securities and Hoare Govett
"Standards"	the requirements contained in the publication "Admission and Disclosure Standards" containing, *inter alia*, the admission requirements for trading on the London Stock Exchange's markets for listed securities

"tCO_2e"	tonnes of carbon dioxide equivalent, the universal base reference for the determination of global warming potential of Greenhouse Gases in units of carbon dioxide equivalent
"TÜV"	TÜV Industrie Service GmbH TÜV SUD GRUPPE (TÜV Industrie Service GmbH), a DOE responsible for the Validation of AgCert's projects
"Total Credit Reserves"	the total number of Offsets or CERs estimated to be produced by the Group over the life of a farm agreement(s) on the basis of data collected and verified by the Company on initiation of the agreement(s)
"UK Listing Authority"	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part IV of the Financial Services and Markets Act 2000, as amended from time to time
"Underwriters"	Code Securities and ABN AMRO Rothschild
"UNEB" or "UN Executive Board"	the executive board of the CDM that is established pursuant to the International UNFCCC/Kyoto Protocol Rules
"UNFCCC"	the United Nations Framework Convention on Climate Change adopted in New York on 9 May 2002
"United Kingdom" or "UK"	the United Kingdom of Great Britain and Northern Ireland
"USDA"	US Department of Agriculture
"US GAAP"	generally accepted accounting principles in the United States of America
"US", "USA" or "United States"	the United States of America, its territories and possessions, any state of the United States and the District of Columbia
"Validation"	the process of independent evaluation of specific project activities by a DOE against the requirements of the CDM in accordance with the International UNFCCC/Kyoto Protocol Rules and the terms "Validate" and "Validated" shall be construed accordingly
"VER"	a type of non certificated Offset, known as a Verified Emission Reduction
"Verification"	the process of independent verification of Offsets by a DOE, and the terms "Verify" and "Verified" shall be construed accordingly
"XL TechGroup" or "XLTG"	XL TechGroup, Inc

Unless otherwise indicated, all references in this document to "pounds sterling", "£", "pence" or "p" are to the lawful currency of the United Kingdom, all references to "USD", "US$" or "$" are to the lawful currency of the United States and all references to "Euro", "cent" or "€" are to the currency introduced at the start of the third stage of European economic or monetary union pursuant to the treaty establishing the European Community, as amended.

Some numerical figures included in this document have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that preceded them.

Throughout this document, where currencies have been converted, the following exchange rates have been used: £1.00 to €1.48 and £1.00 to $1.82 (being the closing mid-point spot exchange rates on 1 June 2005 as set out in the Financial Times on 2 June 2005, being the latest practicable date prior to the publication of this document).

PART I

Summary

The following information is derived from, and should be read in conjunction with, the full text of this document.

Summary

AgCert was founded in 2002 to produce and sell reductions in Greenhouse Gas emissions (referred to as Offsets) from agricultural sources on an industrial scale. These Offsets are intended to satisfy the requirements of the Kyoto Protocol and as such will be capable of being traded on the newly established European cap and trade system, the European Union Emissions Trading Scheme ("EU-ETS").

The Group's methods enable it to produce Offsets through the capture and combustion of Biogas containing Greenhouse Gases, primarily methane, emitted from animal waste management systems ("AWMSs"). To achieve this, AgCert has developed proprietary systems and processes which have been designed to be fully scalable and adaptable to the AWMSs of large confined animal feeding operations ("CAFOs") including those for swine, dairy and poultry. As at 27 May 2005, the Group has arrangements relating to over 500 farms in Brazil and Mexico (comprising 256 farms under contracts, 170 farms under letters of intent and the balance under Form As) under which it secures the exclusive rights to any Offsets derived from the farmers' modified AWMSs for a ten year period from the date of the contract.

The Group has entered into one of the largest reported forward sales contracts relating to the supply of CERs, a form of Offset, and in total has contracted under forward sales contracts to deliver CERs to the value of approximately €74 million to customers including Nuon, BHP Billiton and EDF. More broadly, the Group intends to sell its Offsets to large industrial emitters, governments, funds and energy traders.

The entry into legal force of the Kyoto Protocol on 16 February 2005, along with the EU's voluntary early adoption of emissions reduction targets under the EU-ETS, has created a significant demand for Offsets. The purchase of Offsets enables Greenhouse Gas emitters, including countries and commercial entities such as power generators, to ensure that their net Greenhouse Gas emissions remain within specified limits in order to avoid financial penalties. In addition, the Directors believe there will be significant speculation in Offsets. Point Carbon forecasts that the global market for Offsets is likely to reach €34 billion by 2010 including primary demand and secondary trading. Estimates of the primary demand in Europe for Offsets is 60 to 70 million Offsets per annum until 2008, rising to approximately one billion Offsets per annum from 2008 to 2012, when considered globally.

AgCert has identified agriculture as one of the largest commercial opportunities for Offset production and expects to be a leading supplier of Offsets from this sector. Agriculture is responsible for around 20 *per cent* of the world's annual GHG emissions. Under the Kyoto Protocol, any reductions in GHG emissions derived from this sector qualify as CERs provided they are derived from projects that have been Validated by a DOE and Registered by the UN Executive Board and are properly Verified and Certified according to the stringent requirements laid down by the UN. AgCert's proprietary systems and processes include one of only two UN approved large scale methodologies for the production of Offsets in the agricultural sector. This has given the Group early strategic advantages in capitalising upon the rapidly evolving carbon based emission trading markets. As at 27 May 2005, the Group has initiated the modification of AWMSs on 294 farms in Brazil and Mexico which are expected to create Total Credit Reserves of approximately 20 million Offsets over the life of the agreements.

The Group is currently awaiting various regulatory approvals with regard to Verification of the Offsets and their Certification as CERs. Further details of the regulatory regime regarding the AgCert business are set out in the paragraph entitled "Certification and regulation" in Part III of this document.

The Group's strategy is to expand rapidly its Offset production and resultant sales capacity by commencing the modification of AWMSs on farms where it has already entered into arrangements with farmers and by rolling out its turnkey AWMS modification methods both geographically and across additional livestock species beyond its current focus on swine through the entry into contracts with additional farms.

Key strengths

- founded in response to an identified market need;
- the first business with a scalable, turnkey mechanism for Offset production;
- UN approved methodology for Offset production;
- arrangements with over 500 farms for production of Offsets;
- provision of financial and sustainable benefits to farmers through modification of their AWMSs;
- approximately €74 million of contracted forward sales;
- significant opportunities for growth; and
- a highly experienced management team.

Key climate change data

- 22,149,000,000 tCO_2e per annum of greenhouse gases emitted globally;
- 1,050,000,000 tCO_2e per annum reductions required to meet Kyoto targets;
- €34,000,000,000 estimated size of emission reductions trading market in 2010; and
- AgCert should produce approximately 200,000,000 emission reductions over life of contracts from planned capital expenditure.

Summary trading record

The following table, which has been extracted, without material adjustment, from the Accountants' Report on the Combined Entity set out in Section B of Part IV of this document, summarises the trading record of the Combined Entity for the period from incorporation to 31 December 2004. Investors should read the whole of this document and should not just rely on the summary below.

	Period ended 31 December 2002 €	*12 months ended 31 December 2003* €	*12 months ended 31 December 2004* €
Revenue	—	—	—
Operating loss before financing costs	(1,457,267)	(4,516,980)	(3,466,347)
Net financing costs	(58,803)	(27,349)	(15,795)
Loss before tax	(1,516,070)	(4,544,329)	(3,482,142)

Since incorporation the Group has not generated revenue from its operations.

The losses for the period under review comprise research and development, and general and administrative expenses incurred in establishing the Group's current operations.

The Group's financial statements will be prepared in accordance with IFRSs.

Revenue from the sale of Offsets will be recognised when the Group has transferred the significant risks and rewards of ownership to a customer. Revenue will only be recognised when it is probable that future economic benefits will flow to the Group and that these benefits can be measured reliably. In order for the Group to generate a CER, a number of steps must be

completed including, *inter alia*, the production of Offsets for supply to a customer and the customer receiving notification from the Group that the emission reductions which have been produced have been Verified and that they are held for the customer's account. The Group will only recognise revenue when it notifies the customer that the Offsets have been produced and are held for the customer's account, and it determines that the delivery and regulatory risk encompassed in the final Offset Registration and Certification process is minimal. To date, no Offsets have yet been Certified and consequently it is not possible to identify the degree of this delivery or regulatory risk. Further details of the revenue recognition policy adopted by the Group are set out in the Accountants' Reports in Part IV of this document.

The business, assets and liabilities of both AgCert International LLC and AgCert Canada were acquired by AgCert International plc on 1 January 2005 and 4 April 2005, respectively. Section B of Part IV of this document sets out financial information in respect of this Combined Entity which comprises an income statement, statement of recognised income and expense, balance sheet, statement of cash flows and notes as if it were under common ownership.

Current trading and prospects for the Group

Since 31 December 2004, the Group's trading has been encouraging and in line with the Directors' expectations.

The EU-ETS and the Kyoto Protocol came into force on 1 January 2005 and 16 February 2005 respectively. Operationally AgCert continues to expand both in Mexico where it has submitted its first PDDs and has received two Letters of Approval from the Government of Mexico, and in Brazil where it has submitted its first PDD for approval. AgCert has also submitted its first PDD in the dairy sector to the Mexican DNA. AgCert has begun project activities, such as site assessment and design, at over 400 farms in Brazil and Mexico, making these farms eligible for early production of CERs under the Prompt Start mechanism provided AgCert is able to register the CDM Projects to which these farms relate with the UNEB by 31 December 2005. The Group has experienced increasing interest from potential buyers of CERs in 2005 and has entered into further forward sales contracts.

In April 2005, the Company entered into an agreement providing for a €7.8 million investment by IFC, member of the World Bank Group. The Directors anticipate that IFC will play an important role in assisting the Group to expand into new markets in Asia.

Overall, the Directors are pleased with progress made during the current year and believe the Group's prospects are strong for at least the current financial year.

Reasons for the Listing and details of the Placing

It has been the intention of the Directors to seek a Listing at an appropriate time. The Directors believe that the Listing will raise the profile of the Group, enhance its reputation with its customers and suppliers worldwide and enable the Company to raise new money and so continue its strategy of organic growth.

The Placing will expand the Company's shareholder base, and the creation of a market for its Ordinary Shares will give its employees greater opportunity to participate directly in the future of the Group as well as improve the ability of the Group to attract and retain new staff.

The 43,436,293 new Ordinary Shares which are the subject of the Placing represent approximately 28 *per cent* of the enlarged issued share capital of the Company. The new Ordinary Shares being issued by the Company will raise approximately £54.1 million (€80.1 million), net of outstanding expenses and commissions. Further details of the Placing are set out in paragraph 10 of Part VIII of this document.

As part of the Placing, Sir Robert Malpas, Paul D'Alton and Peter Murray, all Directors of the Company, have subscribed for 50,000, 28,571 and 53,571 new Ordinary Shares respectively. Following the Placing, the Directors will, in aggregate, be interested in 29.5 *per cent* of the enlarged issued share capital of the Company.

Mr Tank's and Mr D'Alton's interests in Ordinary Shares are held by AgCert International LLC, which owns, in aggregate, 16,576,000 Ordinary Shares. Mr Haskell is not interested in Ordinary Shares, but he is a director of, and shareholder in, XL TechGroup, details of whose shareholding are set out in paragraph 4 of Part VIII of this document, and Mr Andlinger's interest in Ordinary Shares is held through ACIII. Each Director is subject to lock-in and orderly market arrangements, further details of which are set out in the paragraph entitled "Lock-in and orderly market arrangements" of Part III and in paragraph 10 of Part VIII of this document.

Use of proceeds from the Placing

The Company intends to use the net proceeds from the Placing, estimated to be £54.1 million (€80.1 million), to repay debt of £9.9 million (€14.6 million) and to continue its strategy of organic growth and the roll-out of its production operations as well as for general corporate purposes. Initially funds will be held on deposit.

Risk factors

Prior to investing in the Placing Shares, prospective investors should consider, together with the information contained in this document, the risks attaching to an investment in the Company including, in particular, the risks set out in the section entitled "Risk factors" in Part II of this document.

PART II

Risk factors

KEY RISK FACTORS

The key risks of which investors should be aware are the risk of:

- the Group failing to achieve its business plan (see "Uncertainty of achieving the business plan, future revenue and operating results" below):
- the Group failing to meet its contractual obligations (see "Failure to meet contractual obligations" on page 18 of this document);
- the regulatory infrastructure in connection with the production and sale of Offsets failing to be established (see "Regulatory infrastructure" on page 23 of this document);
- the market for GHG emissions failing to develop sufficiently (see "New market" on page 25 of this document);
- a competitor becoming able to produce Offsets in significant quantities (see "Competition" on page 19 of this document); and
- a change in political and policy structure in any country in which the Group produces Offsets (see "Host Country risk" on page 19 of this document).

Investors should carefully consider the risks described in this Part II together with the risks set out in the Experts' report set out in Part VI of this document, as well as all other information contained in this document, before making a decision as to whether to invest in the Ordinary Shares. If any of the following risks actually occurs, the Group's business, financial condition, trading performance and prospects could be substantially adversely affected in the medium to long term and the future business success and/or achievement of strategic objectives could be endangered. In such case, the trading price of the Ordinary Shares could decline and investors may lose all or part of their investment. As a result, the risk factors contained in this Part II should not be viewed as an exhaustive list. Additional risks and uncertainties not presently known to the Group or that it currently deems immaterial could have a substantial adverse effect in the medium to long term on the Group's business, financial condition, trading performance and prospects.

Having taken into account the risk factors in this Part II or elsewhere in this document, the Company remains of the opinion that having regard to the net proceeds receivable under the Placing, the working capital available to the Group is sufficient for its present requirements, that is, for at least the next twelve months from the date of publication of this document.

OPERATIONAL RISKS RELATED TO THE BUSINESS

Uncertainty of achieving the business plan, future revenue and operating results

The Group plans to expand its business by raising capital and investing it in several new and emerging markets for which little historical trading information exists. As a consequence, the Group's future revenue is difficult to forecast. If the Group does not achieve its expected revenue and/or does not manage to contain expenses at reasonable levels, the Group's results of operations may fall below expectations. As a result of the rapidly evolving nature of the Group's business and the emissions trading market it operates in, together with the Group's limited operating history, the Directors believe that any period to period comparisons of financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. The Group's results may fluctuate from period to period as a result of a variety of factors including the timing of delivery of Offsets to third party buyers. If the Group's expenses increase more than it expects, the Group may not be profitable. As a result, the Group does not expect to pay dividends for the foreseeable future. The Group's results of operations may not meet the future expectations of public market analysts or investors and the market price of the Ordinary Shares could be substantially adversely affected.

Failure to meet contractual obligations

The Group has contracted under forward sales contracts to deliver CERs to the value of approximately €74 million to various third party buyers in the period up to 2008. The delivery of such CERs is dependent upon the Group achieving approximately 100 *per cent* of its planned production targets for 2005, 50 *per cent* of its targets for 2006 and 50 *per cent* of its targets for 2007 together with meeting the regulatory requirements necessary for the production of CERs. The Group needs to ensure that it is installing an adequate number of Biodigesters on farms in order to generate sufficient CERs to fulfil its contractual obligations under the Group's sales contracts. Achieving these production targets may be affected by factors outside the control of the Group including, but not limited to, any of the other risks set out in this Part II occurring. In addition, if any of the assumptions contained in the Group's business plan prove to be inaccurate and/or incorrect, there is a risk that the Group may be unable to deliver the contracted amounts of CERs to the various third party buyers.

If the Group fails to deliver any CERs that it has contracted to deliver to the various third party buyers under the Group's sales contracts, and such failure to deliver is due to the fault of the Group, it may be required by the third party buyers to purchase in the open market such CERs representing the delivery shortfall. The prevailing market price of such number of CERs cannot be predicted and may be at a price materially higher than the contracted price for the CERs. In such event, the Group could incur substantial costs and its financial condition, trading performance and prospects could be substantially adversely affected.

Need to raise capital

The Group's projections are based on its ability to raise additional debt financing in order to meet its planned capital expenditure requirements. The Group may not be able to secure such financing or it may not be available on commercially acceptable terms.

Limited operating history and track record of operating losses

AgCert was established in 2002 and is operating in a new, emerging industry. The first significant deliveries of Offsets are expected to occur in 2005 and as a result, there is a limited operating history. In the period since incorporation to 31 December 2004, the Combined Entity has incurred net losses of approximately €9.6 million. These losses reflect its personnel, research and development and marketing costs and the lack of revenue over that period. There can be no guarantee that AgCert will achieve profitability in the future.

Ability to manage growth

The Group is currently experiencing a period of rapid growth which has placed, and will continue to place, significant pressure on its management, sales, operational and financial resources. The Group's execution of its business plan and its future success will depend in part on the Group's ability to manage current and planned growth and expansion, the Group's success in continuing to implement and improve its operational, financial, sales and management information systems, and the Group's ability to attract, train, motivate and manage its employees. Furthermore there can be no guarantee that the planned increase in the Group's expenditure associated with this expansion will be matched with increased revenue. Any failure to manage the Group's current and planned growth may have a substantial adverse effect on the Group's business, financial condition, trading performance and prospects.

Risks associated with international expansion

The Group expects to incur substantial costs to achieve further geographic expansion in Latin America, the Asia-Pacific region and Europe. The Group's current international operations and planned further expansion in developing countries may be subject to various risks beyond the Group's control including possible unexpected changes in regulatory requirements, possible difficulties in staffing and managing foreign operations, possible difficulties relating to the enforcement of contracts, possible political change or instability, potentially adverse tax consequences, changes in laws and policies affecting trade and investment in jurisdictions where it operates, and language and cultural difficulties. If it is unsuccessful in increasing its

revenue in proportion, or in increasing proportion, relative to its costs, the Group may not be profitable and its business, financial condition and results of operations may suffer. Any such circumstances may have a substantial adverse effect on the Group's business, financial condition, trading performance and prospects.

Loss of producer's country comparative and competitive advantage

The Group's ability to produce Offsets would be reduced if the country from which it supplies Offsets were to lose its comparative and competitive advantages within the agricultural industry as a result of trade policy, tax, production economies or other factors. In such circumstances, the Group may be unable to deliver its contractual obligations to various third party buyers of CERs and this may have a substantial adverse effect on the Group's business, financial position, trading performance and prospects.

Host Country risk

The developing countries in which the Group currently operates or plans to operate carry a higher political and/or economic risk than some developed countries. As a result the Group may be exposed to political and economical upheaval or may be subject to unforseen administrative or fiscal burdens. At present the Group is not insured against this risk. Any such circumstances may have a substantial adverse effect on the Group's business, financial condition, trading performance and prospects.

Need to maintain and further develop strategic relationships

The Group intends to maintain and pursue additional strategic relationships in order to achieve its production targets, however if it is unsuccessful in maintaining and forming these relationships, or is less successful in doing so than its competitors, the Group may find it more difficult to achieve its business plan. Furthermore, the Group may also lose its existing strategic relationships if it fails to meet stipulated performance criteria.

Dependence on key individuals

The loss of the services of a significant number of the Group's Executive Directors, senior management and/or technical staff would be disruptive to the Group's development plans, business relationships and research and development capabilities. While the Group's Executive Directors, senior management and technical staff have entered into assignment of invention, non-compete and non-solicitation agreements, these key personnel may still leave or compete with the Group in the future. There can be no guarantee that a court would enforce the provisions of these contracts if the Group was to try to enforce them. As such, the loss of key personnel may have a substantial adverse effect on the Group's business, trading performance and prospects.

Attraction and retention of personnel

The Group's execution of its business plan and its future success is dependent upon its ability to identify, attract, train, motivate and retain professional staff with the requisite educational background and industry experience. There is a limited number of persons with appropriate knowledge and experience within the sphere of activity covered by the Group. Consequently, the replacement of any key personnel who were to leave the Group could be difficult and time consuming and the Group's trading performance and prospects could be substantially adversely affected if it fails to employ appropriate personnel with industry experience in a timely manner.

Competition

The emissions trading market is new and is evolving rapidly. As such there are likely to be various other entities that may compete with the Group in the sale of Offsets. The Group expects competition to intensify and the number of competitors to increase in the future. The Group's present or future competitors may develop technology and/or methodologies comparable or superior to that developed by the Group and such present or future competing technologies

and/or methodologies may generate a greater number of Offsets, be less expensive and/or introduce other advantages over the Group's technology/methodology. Competitors may also use the methodology developed by the Group as this methodology is publicly available. Additionally, the Group expects further competition from as yet unknown sources, which may be start-up organisations or established companies or countries entering into the emissions trading market, any of which may have greater financial, marketing or other resources than those available to the Group. This may place other competitive pressures on the Group by driving price reductions or causing reduced margins and/or loss of the Group's market share. Moreover, the Group's competitors may increase their market share by forming strategic alliances or the acquisition of competing companies. There can be no guarantee that the Group will be able to compete successfully against current or future competitors or that increased competitive pressures on the Group will not have a substantial adverse affect on the Group's business, financial condition, trading performance and prospects.

Risk of litigation

While the Group is not aware of any pending or threatened litigation against it, questions of infringement in this field involve highly technical and subjective analyses. Litigation may be necessary in the future to enforce any contracts to which the Group is a party or to enforce any other right afforded to the Group. There can be no assurance that adversaries to any litigation proceedings would not be able to devote substantially greater financial resources to any litigation proceedings or that the Group would prevail in any future litigation. Any such litigation, whether or not determined in the Group's favour or settled by the Group, could be costly and may divert the efforts and attention of the Group's management and other personnel from normal business operations. This may have a substantial adverse effect in the medium to long term on the Group's business, financial condition, trading performance and prospects.

Contracts with farmers

The Group is reliant upon the enforceability of its existing contracts with farms, formalising letters of intent with Mexican farmers and its Form As into formal contracts as well as entering into contractual relationships with new farms in the future to meet its business plan. There can be no guarantee that the Group will be able to consistently and uniformly enforce its arrangements with farmers. Such inability to enforce its arrangements with farmers may substantially adversely affect revenue.

There is also a risk that the Group would be unable to deliver contracted amounts of CERs in circumstances where the legal ownership of farms, which have had Biodigesters installed, is transferred to different entities and these entities do not contract with the Group in connection with the collection by the Group of data resulting in the production of Offsets. Such circumstances may substantially adversely affect the Group's trading performance and prospects.

Weather

Prolonged periods of wet and/or mild weather could undermine the demand for Offsets. This is because mild weather results in lower heating demands and wet weather results in increased hydro-electricity generation, both of which have the effect of reducing fossil fuel consumption and therefore GHG emissions.

Furthermore, adverse weather in the countries in which the farms are situated may affect the number of Offsets generated. This is because wet weather could delay construction work on Biodigesters and cold weather could reduce the rate of Biogas generation in operational Biodigesters.

Falling demand in relevant animal products

The Group's ability to produce Offsets could be substantially adversely affected if demand fell for the food products derived from the livestock on the farms contracting with AgCert both now and in the future. In such circumstances the Group may be unable to deliver its contractual obligations to various third party buyers of CERs and this may have a substantial adverse effect on the Group's business, financial information, trading performance and prospects.

Risk to livestock

If the farms on which the Group has contracted to install Biodigesters suffer an outbreak of disease, the number of livestock on such farms and the resulting production of Offsets could be adversely affected. In such circumstances the Group may be unable to deliver its contractual obligations to various third party buyers of CERs and this may have a substantial adverse effect on the Group's business, financial condition, trading performance and prospects.

Protection of patents and proprietary rights

No guarantee can be given that any patent applications will proceed to grant or that any granted patents will be enforceable and, if enforceable, will be sufficiently broad in their scope to provide commercially valuable protection to the Group. Even if the Group is able to secure enforceable, commercially valuable intellectual property protection, the costs associated with enforcement against a third party infringing the Group's rights may be substantial, and the outcome of any associated litigation may be uncertain.

The commercial success of the Group may depend upon non-infringement of patents granted to third parties who may have filed applications or who have obtained, or may obtain, patents which might inhibit the Group's ability to carry on its business. An infringement clearance search is no guarantee that the Group's business model will not infringe patents granted to third parties. The Group may need to utilise alternative methodologies or technologies or reach commercial terms on the licensing of other parties' intellectual property rights. There can be no guarantee that the Group will be able to obtain access to such alternative methodologies or technologies or be able to licence, on commercially acceptable terms or at all, such intellectual property rights.

In the event that third parties allege infringement by the Group of their intellectual property, even if the Group is ultimately able to successfully defend itself against such allegations, the costs associated with such defence may be significant and the Group may endure a long period of uncertainty regarding the outcome of such allegations. Any such circumstances may have a substantial adverse effect on the Group's business, financial condition, trading performance and prospects.

Liabilities and undetected defects in respect of Biodigesters

The Group may be subject to liabilities, including those related to environmental risks, with regard to any defects in connection with the Biodigesters installed on the farms. Some errors or defects may be discovered only after the Biodigester has been installed and in operation for a certain period of time. Any errors or defects discovered after commercial use could result in adverse publicity, damage to reputation, loss of revenue and market share, delay in market acceptance, diversion of management and financial resources, increased service or warranty or insurance costs, or claims against the Group. Although the Group has not experienced any liability claims to date, the installation of Biodigesters involves the risk of such claims being made. Any such circumstances may have a substantial adverse effect on the Group's business, financial condition, trading performance and prospects.

Insurance

While the Group has insurance in place, there can be no guarantee that any net insurance proceeds receivable by the Group would be sufficient to compensate the Group with regard to insured liabilities. Furthermore there can be no guarantee that adequate levels of insurance and at commercially acceptable premia will continue to be available in the future. Any such circumstances may have a substantial adverse effect on the Group's business, financial condition, trading performance and prospects.

Foreign exchange fluctuations

The reporting currency of the Group is the Euro and the functional currency of each of the Group's subsidiaries is that of the country in which the subsidiary is domiciled. A significant proportion of the Group's revenues, expenses and other liabilities may be denominated in

currencies other than the Euro, in particular US Dollars, Brazilian Reals and Mexican Pesos. Fluctuations in the value of other currencies, as compared with the Euro, could result in material transaction or translation losses which may have a substantial adverse effect on the Group's business, financial conditions, trading performance and prospects.

The Group does not currently engage in currency hedging activities although it may consider doing so in the future.

Risks related to taxation

Ownership of the Ordinary Shares entails certain risks regarding the application of tax laws of Ireland, the UK and other jurisdictions in which the Shareholders are organised, reside or operate. Investors should refer to paragraph 14 of Part VIII of this document for a more detailed discussion of the possible tax consequences of owning the Ordinary Shares.

Trading activity

If the Company is not regarded as a trading company for Irish tax purposes, the resulting additional income tax liabilities could substantially adversely affect the Group's business, financial condition and prospects.

The question as to whether a company is trading or not depends on the facts and circumstances which will apply and it is possible that the Irish tax authorities would not agree that the Company is trading based on the particular facts and circumstances that arise in the future. In such a case, the net income would be taxable at a corporate tax rate of 25 *per cent*. The Company intends to have sufficient activity and employees located in Ireland to ensure it is carrying on a trading activity for Irish tax purposes, in which case it will be subject to Irish corporate tax on its net trading income (including income from the sale of CERs) at the trading rate (currently 12.5 *per cent*). However, there can be no guarantee that the Company will in fact carry on a trade for Irish tax purposes and that it will be entitled to the trading rate of tax.

Furthermore, there can be no guarantee that the tax rates currently applying to trading (12.5 *per cent*) and non-trading (25 *per cent*) income will not be changed in the future.

Foreign jurisdiction taxation

The operations and activities of the Group in jurisdictions outside Ireland or the activities of its service providers could expose the Group to income taxes in jurisdictions outside Ireland which may substantially adversely affect the Group's business, financial condition and prospects. This will depend, in part, on:

- the nature of the Group's income and operations in these jurisdictions (carried on by employees of the Group or service providers on behalf of the Group); and
- the ability of the Group to claim treaty benefits under any applicable income tax treaties between Ireland and other jurisdictions.

There can be no guarantee that the activities of employees, officers, service providers and/or agents (including operating subsidiaries of the Company) will not expose the Group to income taxes in foreign jurisdictions on part or all of its income which could have a substantial adverse effect on the Group's business, financial condition and prospects.

Withholding taxes

The Group does not expect to suffer any material withholding taxes on receipts of income however, if such withholding taxes were deducted under the laws of any relevant jurisdiction, they could have a substantial adverse effect on the Group's business, financial condition and prospects (subject to any relief that may be obtained against tax that would otherwise be payable).

The Group may be required to deduct Irish dividend withholding tax at a rate of 20 *per cent* from dividends paid to certain Shareholders or where appropriate declarations have not been provided by other Shareholders.

US taxation of the Group and its shareholders

The Company has received opinions from KPMG LLP that (i) the Company should not be considered a US domestic corporation or a "surrogate foreign corporation" subject to net basis US income tax on all of its income at a rate up to 35 *per cent*, and (ii) none of the Company's income should be effectively connected with a US trade or business subject to net basic US income tax at a rate up to 35 *per cent*, plus an additional 30 *per cent* branch profits tax (subject to reduction under an applicable tax treaty). The correctness of KPMG LLP's opinions, and the Group's ability to avoid such taxes, are dependent in part on the way in which the Group operates in the future and in part on future actions under the control of AgCert International LLC. AgCert International LLC and its controlling members and owners have given the Company certain undertakings that they will act in a manner intended to reduce the risk of subjecting the Group to such taxes.

The Company will not seek a ruling from the US Internal Revenue Service ("IRS") on these issues, and the IRS may assert contrary positions. If the IRS successfully asserted contrary positions, the Company would be subject to 35 *per cent* net basis US income tax on all or some of its income. In addition, (i) in the event that the Company were to be considered a US domestic corporation, non-US shareholders of the Company would be subject to US withholding tax on all or some of their dividends received from the Company at a rate of 30 *per cent* (subject to reduction under an applicable tax treaty) and (ii) in the event that all or some of the Company's income were to be effectively connected to a US trade or business, the Company could be subject to an additional 30 *per cent* branch profits tax (subject to reduction under an applicable tax treaty). Such US taxes may substantially reduce any potential return to Shareholders.

REGULATORY RISKS RELATED TO THE BUSINESS

Regulatory Infrastructure

The sale of Offsets by the Group to a third party buyer will take place through the CDM Registry or a National Registry. The regulatory systems and infrastructure in connection with the production and sale of Offsets is new and there can be no guarantee that the National Registries will be established or that the CDM Registry will be operational, thereby allowing the Group to deliver Offsets and so generate revenue.

Currently, no sales of Offsets have yet been conducted through the CDM Registry or a National Registry by the Group or anyone else and there can be no guarantee that such registries will permit the Group to transfer the Offsets to the third party buyers. If the Group is unable to complete any or a substantial number of sales through the CDM Registry or a National Registry, its business, financial condition, trading performance and prospects may be substantially adversely affected.

Registration of CDM Projects

While some CDM Projects have been registered by the UN Executive Board, AgCert has yet to register any such projects. There can be no guarantee that the Group's future CDM Projects will be registered by the UN Executive Board. If AgCert were unable to obtain registration for its CDM Projects it would affect the achievement of the Group's production targets. In such circumstances the Group may be unable to deliver its contractual obligations to various third party buyers of CERs and this may have a substantial adverse effect on the Group's business, financial condition, trading performance and prospects.

Funding of UN Executive Board

The UN Executive Board may not have sufficient resources available to manage the increase in new methodology submissions and the backlog of CDM Projects that have not as yet been registered. In such circumstances the Group may be unable to deliver its contractual obligations to various third party buyers of CERs and this may have a substantial adverse effect on the Group's business, financial condition, trading performance and prospects.

Issuance of CERs

No CERs have yet been issued to AgCert or to any other party by the UN Executive Board. There can be no guarantee that the UN Executive Board will issue CERs to AgCert in time for the Group to

meet its contractual obligations. In such circumstances the Group may be unable to deliver its contractual obligations to various third party buyers of CERs and this may have a substantial adverse effect on the Group's business, financial condition, trading performance and prospects.

Review of AgCert's methodology

Whilst AgCert's methodology is approved by the UNFCCC, there can be no guarantee that such methodology will not be reviewed, suspended or revoked in the future.

Lack of accredited DOE

No DOE has yet been accredited by the UN Executive Board to perform Verification in the sectoral scope of the Group including DNV which is the DOE responsible for the Verification of the Group's CDM Projects. Until a DOE has been accredited and submits its relevant report to the UN Executive Board, no CERs will be issued by the UN Executive Board in connection with CDM Projects in the Group's sectoral scope. In such circumstances the Group may be unable to deliver its contractual obligations to various third party buyers of CERs and this may have a substantial adverse effect on the Group's business, financial condition, trading performance and prospects.

DNA/Letter of Approval Risk

There can be no guarantee that DNAs will issue Letters of Approval on a timely basis or at all. Without Letters of Approval, the Group's CDM Projects cannot be registered with the UN Executive Board and CERs will not be issued. In such circumstances the Group may be unable to deliver its contractual obligations to various third party buyers of CERs and this may have a substantial adverse effect on the Group's business, financial condition, trading performance and prospects.

Risk of change to the Baseline

It is possible that, at any time in the future, the Baseline could be revised to a higher level so that the Offsets generated by the Group from the farms would be reduced or eliminated, thereby resulting in fewer or no Offsets being generated by the Group. In such circumstances the Group may be unable to deliver its contractual obligations to various third party buyers of CERs and this may have a substantial adverse effect on the Group's business, financial condition, trading performance and prospects.

Lack of regulatory Infrastructure post 2012

Currently the targets for international climate change policy extends through to 2012 only and the COPs have not as yet agreed upon the form of structure and targets on international climate change policy after this period. As a result, there is a lack of clarity over the international regulatory framework after 2012 and there is a risk that unless agreement can be reached in connection with the form of structure and targets on international climate change policy after 2012, the Group may not be able to continue to develop CDM Projects and sell Offsets. In such circumstances the Group may be unable to deliver its contractual obligations to various third party buyers of CERs and this may have a substantial adverse effect on the Group's business, financial condition, trading performance and prospects.

Future financial regulation

The Company and/or its subsidiary undertakings may become subject to regulations in the future requiring it/them to be authorised by a financial regulator or such other entity in order to conduct its business. Any such compliance with any of the foregoing may result in increased costs to the Group and demands upon its resources, and may require management to spend time focusing on matters other than the Group's business.

Additional regulatory risks

There may be other risks which are outside the control of the Group in connection with the production and regulation of Offsets which may affect the Group's ability to deliver its contractual obligations to third party buyers. Any such circumstances may substantially adversely effect the Group's business, financial condition, trading performance and prospects.

RISKS RELATED TO THE EMERGING NATURE OF THE MARKET FOR OFFSETS

New market

The Offset trading market is new and rapidly evolving, however, at present, it does not possess the attributes of a developed market. As a result, there may be limited liquidity, high volatility and a lack of transparency in this market. Such circumstances may affect the achievement of targets set out in the Group's business plan and may have a substantial adverse effect on the Group's business, financial condition, trading performance and prospects.

Dependence on 'cap and trade' system

The Group's business strategy relies on a mandatory 'cap and trade' system being enforced until 2012. However, there is no guarantee that the system will be uniformly enforced or will continue in existence beyond 2012. Such circumstances may affect the achievement of targets set out in the Group's business plan and may have a substantial adverse effect on the Group's business, financial condition, trading performance and prospects.

Russian and Ukrainian 'hot air'

Due to an economic downturn since 1990, Russia and the Ukraine have a large number of AAUs under the Kyoto Protocol, which are referred to as 'hot air'. As a result, from 2008 onwards, these countries could release large volumes of Offsets resulting from their surplus AAUs into the market. This may have the effect of reducing the demand for the Offsets generated by the Group's CDM Projects. Such circumstances may affect the achievement of targets set out in the Group's business plan and may have a substantial adverse effect on the Group's business, financial condition, trading performance and prospects.

RISKS RELATED TO THE PLACING

Shares available for future sale

The Group is unable to predict whether substantial amounts of Ordinary Shares, in addition to those Ordinary Shares which will be available in the Placing, will be sold in the open market following the termination of the Lock-in Agreement. Any sales of substantial amounts of Ordinary Shares in the public market, or the perception that such sales might occur, may substantially and adversely affect the market price of the Ordinary Shares.

Expectation of volatile share price

Following Admission, the market price of the Ordinary Shares is likely to be volatile. The Group's operating results may fluctuate significantly in the future due to a variety of factors, many of which are outside the Group's control. These factors include variations in the results of operations, developments of the business or that of the Group's competitors and any regulatory changes affecting the Group's operations. This may cause significant fluctuations in the market price of Ordinary Shares.

Furthermore, stock markets in general, and the market for new high growth innovative companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. The market prices of some high growth innovative companies' shares reflect substantially higher valuations than their operating performance may warrant. There can be no guarantee that these market prices and valuations will be sustained. These broad market and industry factors may substantially and adversely affect the market price of Ordinary Shares irrespective of the Group's financial, trading or operational performance.

Absence of prior public trading

Prior to the Placing, there has been no public market for the Ordinary Shares. The Placing Price has been agreed between the Sponsors and the Company and may not be indicative of the market price for the Ordinary Shares following Admission. The subsequent market price of the

Ordinary Shares may be subject to wide fluctuations in response to many factors, including those referred to in this Part II, as well as stock market fluctuations and general economic conditions or changes in political sentiment that may substantially affect the market price of the Ordinary Shares, regardless of the actual performance of the Group.

Lack of liquidity

Due to the limited volume of Ordinary Shares that may be offered for sale or purchase from time to time and the potentially limited number of prospective buyers or sellers of Ordinary Shares, there can be no guarantee that the market for the Ordinary Shares will remain liquid or that all buy or sell orders for the Ordinary Shares will be fulfilled on a timely basis or at all. Any illiquidity of the Ordinary Shares may have a substantial adverse effect on the market price of the Ordinary Shares.

Potential US securities registration and compliance costs

An increase beyond a certain number of holders of record of Ordinary Shares worldwide as a result of trading in Ordinary Shares that occurs following the Placing could cause the Company to become subject to certain registration and filing requirements of the US Securities and Exchange Commission (the "SEC") pursuant to the US Securities Exchange Act of 1934 (as amended) (the "Exchange Act"). Generally, a company will be subject to such registration and filing requirements if, as of the end of its fiscal year, any class of its equity securities are held of record by more than 500 holders worldwide and the company has more than $10 million in total assets.

Compliance with the Exchange Act would result in the Company being required to file periodic and certain other reports with the SEC describing its results of operations and certain other corporate events. In addition, the Company would, as a result, become subject to certain of the corporate governance provisions of the Sarbanes-Oxley Act of 2002.

Required compliance with any of the foregoing would result in increased costs to the Group and demands upon the Group and its resources, and would require management to spend time focusing on matters other than the Group's primary operations.

Restrictions on certain Ordinary Share transfers

The Ordinary Shares have not been registered, and will not be registered, under the Securities Act or under the securities legislation of any state of the US. The Ordinary Shares are being offered only to non-US Persons (as defined in Regulation S under the Securities Act) outside the US in transactions exempt from the registration requirements of the Securities Act in reliance on Regulation S, further details of which are set out in Part VII of this document. Accordingly, the Ordinary Shares are deemed to be "restricted securities" as defined in Rule 144 of the Securities Act. The Ordinary Shares may not be offered, sold or delivered in the United States or to, or for the account or benefit of, any US Person during the one-year distribution compliance period unless the transfer is registered under the Securities Act, or pursuant to an exemption therefrom, such as certain transactions specified by Regulation S, and in accordance with all applicable Securities Laws of the United States and other jurisdictions. The Ordinary Shares and all offering materials will bear a legend describing restrictions on transfer to US Persons.

Each placee agrees amongst other things (i) that it is not (and is not buying for the account of) a US Person; and (ii) to re-offer or resell the Ordinary Shares only in accordance with the provisions of Regulation S, pursuant to registration under the Securities Act, or pursuant to an available exemption from registration. The above restrictions severely restrict purchasers of Ordinary Shares from reselling the Ordinary Shares in the US or to a US Person.

PART III

Information on the Group

INTRODUCTION

AgCert was founded in 2002 to produce and sell reductions in Greenhouse Gas emissions (referred to as Offsets) from agricultural sources on an industrial scale. These Offsets are intended to satisfy the requirements of the Kyoto Protocol and as such will be capable of being traded on the newly established European cap and trade system, the European Union Emissions Trading Scheme ("EU-ETS").

The Group's methods enable it to produce Offsets through the capture and combustion of Biogas containing Greenhouse Gases, primarily methane, emitted from modified animal waste management systems ("AWMS"). To achieve this, AgCert has developed proprietary systems and processes which have been designed to be fully scalable and adaptable to the AWMSs of large confined animal feeding operations ("CAFOs") including those for swine, dairy and poultry. As at 27 May 2005 the Group had arrangements relating to over 500 farms in Brazil and Mexico (comprising 256 farms under contracts, 170 farms under letters of intent and the balance under Form As) under which it secures the exclusive rights to any Offsets derived from the farmers' modified AWMSs for a ten year period from the date of the contract.

The Group has entered into one of the largest reported forward sale contracts relating to the supply of CERs, a form of Offset, and in total has contracted under forward sales contracts to deliver CERs to the value of approximately €74 million to customers including Nuon, BHP Billiton and EDF. More broadly, the Group intends to sell its Offsets to large industrial emitters, governments, funds and energy traders.

The entry into legal force of the Kyoto Protocol on 16 February 2005, along with the EU's voluntary early adoption of emissions reduction targets under the EU-ETS, has created a significant demand for Offsets. The purchase of Offsets enables Greenhouse Gas emitters, including countries and commercial entities such as power generators, to ensure that their net Greenhouse Gas emissions remain within specified limits in order to avoid financial penalties. In addition, the Directors believe there will be significant speculation in Offsets. Point Carbon forecasts that the global market for Offsets is likely to reach €34 billion by 2010 including primary demand and secondary trading. Estimates of the primary demand in Europe for Offsets is 60 to 70 million Offsets per annum until 2008, rising to approximately one billion Offsets per annum from 2008 to 2012, when considered globally.

AgCert has identified agriculture as one of the largest commercial opportunities for Offset production and expects to be a leading supplier of Offsets from this sector. Agriculture is responsible for around 20 *per cent* of the world's annual GHG emissions. Under the Kyoto Protocol, any reductions in GHG emissions derived from this sector qualify as CERs provided they are derived from projects that have been Validated by a DOE and Registered by the UN Executive Board and are properly Verified and Certified according to the stringent requirements laid down by the UN. AgCert's proprietary systems and processes include one of only two UN approved large scale methodologies for the production of Offsets in the agricultural sector. This has given the Group early strategic advantages in capitalising upon the rapidly evolving carbon based emission trading markets. As at 27 May 2005, the Group had initiated the modification of AWMSs on 294 farms in Brazil and Mexico which are expected to create Total Credit Reserves of approximately 20 million Offsets over the life of the agreements. The Group is currently awaiting various regulatory approvals with regard to Verification of the Offsets and their Certification as CERs.

The Group's strategy is to expand rapidly its Offset production and resultant sales capacity by developing its existing contracted sites and further deploying its turnkey AWMS modification methods both geographically and across livestock species beyond its current focus on swine.

HISTORY AND DEVELOPMENT

AgCert was founded in 2002 by XL TechGroup and certain AgCert employees to exploit the opportunity for GHG emissions reduction in the agricultural sector. Due to the then lack of accepted industry GHG standards, and to capitalise on AgCert's identified opportunity, in mid-2002 AgCert International LLC signed a Cooperative Research and Development Agreement ("CRADA") with the Agricultural Research Service of the US Department of Agriculture ("USDA") entitled the "Development of Greenhouse Gas Algorithms for Agricultural Systems", through which it could develop its systems and processes. Subsequently, AgCert International LLC went on to sign the first of its data licensing contracts with a farm owner in the US on 25 January 2003.

In early 2003, ACIII acquired a controlling interest, and since then both ACIII and XLTechGroup have supported AgCert financially and operationally. During that year, AgCert recognised that the United States was unlikely to ratify the Kyoto Protocol in the foreseeable future. Consequently it created and submitted a methodology for review by the UNFCCC based upon the production of Greenhouse Gas Offsets in Annex 1 Countries that meet the criteria for developing countries on CDM Projects. In addition, AgCert initiated and submitted the first of three patent applications.

In 2004, the UN Executive Board approved AgCert's methodology entitled "GHG Mitigation from Improved AWMS in Confined Animal Feeding Operations". The Group then initiated, completed and inaugurated its first GHG mitigation project on a farm in the state of Minas Gerais, Brazil and began accruing potential Offsets. During 2004 AgCert also entered into its first forward sale contract with Nuon, a large industrial emitter.

The EU-ETS and the Kyoto Protocol came into force on 1 January 2005 and 16 February 2005 respectively. Operationally AgCert continues to expand in Mexico where it has submitted its first PDDs and has received two Letters of Approval from the Government of Mexico, and in Brazil where it has submitted its first PDD for approval. AgCert has also submitted its first PDD in the dairy sector to the Mexican DNA. AgCert has begun project activities, such as site assessment and design, at over 400 farms in Brazil and Mexico, making these farms eligible for early production of CERs under the Prompt Start mechanism, provided AgCert is able to register the CDM Projects to which these farms relate with the UNEB by 31 December 2005. The Group has experienced increasing interest from potential buyers of CERs in 2005 and has entered into further forward sales contracts.

In April 2005, the Company entered into an agreement providing for a €7.8 million investment by IFC, member of the World Bank Group. The Directors anticipate that IFC will play an important role in assisting the Group to expand into new markets in Asia.

THE GROUP'S MARKET

Background to creation of market for Offsets

The market for Offsets has resulted from the entry into force of the Kyoto Protocol, whereby signatory countries are required to limit their emissions of GHGs to mitigate the global greenhouse effect, and by the EU's early adoption of GHG emissions reduction targets imposed by the Kyoto Protocol.

The model set out under the Kyoto Protocol is based on a cap and trade system. This is an established trading approach and is based upon the system used for the reduction of gases associated with acid rain, notably sulphur dioxide and nitrous oxide, that has been used in the US and Canada since 1995.

Greenhouse effect

The greenhouse effect describes the effect by which a build up of certain gases in the Earth's atmosphere prevents thermal energy from escaping into space, thereby increasing the temperature on Earth. Such gases include carbon dioxide, methane and nitrous oxide and are described as Greenhouse Gases. While it is recognised that a certain sustainable level of GHGs is essential to maintain the Earth's temperature, the opinion of the 146 Kyoto ratifying countries is that, due to increases in industrial and agricultural emissions of GHGs, global GHG levels are far

exceeding this sustainable level and thereby causing increases in the Earth's surface temperature or global warming. Currently, an estimated 22 billion tCO_2e are emitted globally on an annual basis as a result of human activities. It is thought that global warming will result in changes to the Earth's climate over the course of this century, more commonly known as climate change. Governments around the world have recognised that reductions must be made to GHG emissions to slow or reverse the build up of GHGs in the atmosphere in order to prevent the potentially devastating effects of climate change on Earth.

Political steps taken to reduce the greenhouse effect

In March 1994, 166 nations established the UNFCCC and thereby broadly set out a framework in which GHG emissions could be reduced from their 1990 levels.

In December 1997 at Kyoto, Japan, world leaders made further commitments to reduce GHG emissions when they signed the Kyoto Protocol. Russia ratified the Kyoto Protocol in November 2004 and as a result the Kyoto Protocol entered into legal force on 16 February 2005. Most industrialised nations have ratified the Kyoto Protocol, with the notable exceptions of the US and Australia, and these industrialised nations are defined as "Annex B Parties" under the Kyoto Protocol.

The Kyoto Protocol sets legally binding limits on Greenhouse Gas emissions in Annex 1 Countries and these countries have committed to reduce their GHG emissions by, on average, 5.2 *per cent* as compared with their 1990 levels. The Kyoto Protocol envisages three market based implementation mechanisms (known as "flexible mechanisms") aimed at reducing emissions and minimising the cost of reducing GHG emissions: emissions trading; CDM Projects; and JI Projects.

(i) *Emissions trading*

Under the Kyoto Protocol, countries will be able to trade Offsets in order to comply with GHG emissions reduction targets imposed by the Kyoto Protocol. As set out in the paragraph entitled "Development of markets in Offsets" of this Part III, the EU has also implemented an emissions trading system, known as the EU-ETS, which came into effect on 1 January 2005.

(ii) *CDM Projects*

CDM Projects operate in a similar way to JI Projects but are focused on GHG emission reduction projects in developing countries rather than in developed countries. Such countries do not have their own GHG emissions reduction targets under the Kyoto Protocol or the EU-ETS. The objective of CDM Projects is to promote sustainable and environmentally friendly economic development in these developing countries.

Offsets generated from CDM Projects are known as CERs and the procedure by which CERs are produced is set out in the section entitled "Certification and regulation" of this Part III. Under the rules of the EU-ETS, these CERs may be offset against GHG emission reduction targets although it is up to each individual Member State to enact national legislation to allow the use of Offsets in its country.

The Group's business plan relies on the production of CERs from CDM Projects.

(iii) *JI Projects*

JI Projects allow developed countries to invest in GHG emissions reduction projects in other developed countries (that is, Annex I Countries subject to GHG emission reduction targets from 2008 onwards), provided those projects result in real, measurable and long term reductions in GHGs. Subject to various conditions, if the investing party can show that it has achieved reductions in GHG emissions, it will be awarded Offsets, known as ERUs, which can be offset against the investing party's own emission reduction targets or sold to third party buyers. However, JI Projects will not be eligible to receive ERUs until the first commitment period of the Kyoto Protocol which commences in 2008.

Development of markets in Offsets

The EU-ETS will be implemented in two stages: phase I (2005-2007) and phase II (2008-2012) with phase II corresponding with the first commitment period of the Kyoto Protocol.

Each member of state of the EU has ratified the Kyoto Protocol which requires the EU to reduce its GHG emissions by 8 *per cent* below 1990 levels in the first commitment period (2008-2012). The EU's commitment is apportioned between the Member States under a Burden Sharing Agreement ("BSA"). Furthermore, the EU has voluntarily committed to reduce its GHG emissions sooner than required under the Kyoto Protocol. As a result, the EU has implemented the EU-ETS which came into effect on 1 January 2005 and is the first regulatory enforced commercial market for Offsets in the world.

Under the EU-ETS, as under the Kyoto Protocol, GHG emissions are quantified according to tonnes of carbon dioxide equivalent. An EU allowance ("EUA") is equivalent to one tonne of carbon dioxide equivalent ("tCO_2e"). In order to reduce GHG emissions, the EU-ETS requires each Member State to draw up a National Allocation Plan ("NAP") which states the total number of allowances that it intends to allocate for the relevant period, consistent with its actual and projected progress towards its obligations under the BSA and other factors, and how it intends to allocate those allowances to individual emitters covered by the EU-ETS. Each Member State's NAP must be approved by the European Commission. This compliance structure is designed to encourage GHG emission reductions and is expected to foster the development of a trading market in Offsets.

Phase I 2005 to 2007

During this period, any emitter exceeding its GHG emissions limit in any given year will be subject to a fine of €40 per tCO_2e in excess of its allowed limit as well as having to reduce emissions or purchase such number of Offsets to correct the excess over such limit. In addition, the emitter will be publicly named on the European Union's website. During phase II, the fine will be increased to €100 per tCO_2e in excess of the limit. Therefore there is a strong incentive for GHG emitters to purchase GHG Offsets if they are unable to reduce their emissions in order to avoid these penalties. The only emission reduction credits other than EUAs that may be used to offset emissions throughout phase I and phase II of the EU-ETS are CERs arising from CDM Projects.

The driving principle behind the Kyoto Protocol is to reduce GHG emissions and, as a result, the limits imposed have been set at levels to encourage a reduction in emissions. In order to reduce its GHG emissions and so comply with the limits imposed on it, an emitter can either invest in technologies that will result in reducing its GHG emissions, purchase reductions from an emitter who has a surplus or purchase Offsets to mitigate against its GHG emissions. The technology option, under which emitters would purchase technological improvements that allow them to reduce emissions, is likely to be uneconomic for most large emitters and most emitters affected by the GHG reduction commitments are not expected to be in a surplus situation. Therefore, an emitter's most cost effective solution is likely to be to purchase Offsets, allowing the emitter to meet its GHG reduction commitment.

It is estimated that during phase I of the EU-ETS there will be a need for Member States to purchase 60 to 70 million Offsets per annum to avoid paying the penalties highlighted above.

Phase II 2008 to 2012

This period is expected to see further development of the global GHG emissions reduction market. The EU-ETS will enter phase II with larger fines of €100 per tCO_2e, if any emitter emits more than its GHG limit, and a limited ability to carry over EUAs from one year to the next after 2008. The first commitment period of the Kyoto Protocol will commence in 2008 with all Annex 1 Countries being subject to GHG emissions reduction targets. As a result, the market for GHG emissions reduction credits is expected to increase during this period in response to demand from emitters in Annex 1 Countries, which include Japan and Canada. However, from 2008 onwards, Offsets derived from JI Projects will be capable of being Certified and traded in the same way as CERs. This is expected to increase the supply of credits available for purchase to partially meet the anticipated rise in demand. Estimates of the global primary demand for Offsets from 2008 to 2012 is approximately one billion Offsets per annum.

Market outlook

Trading in Offsets commenced in 2003 and has grown rapidly since then. In 2004, Offsets in respect of an estimated 94 million tCO_2e in total were traded at an average price of €4 per tCO_2e*.

This activity is estimated to increase substantially in 2005, both in terms of volume traded and average price per trade, with approximately 382 million tCO_2e expected to trade at an average price of €5.5 per tCO_2e. An estimated 16.5 *per cent* of this market will be attributed to CDM related activities*.

Furthermore, the EU-ETS segment is expected to dominate the market as a whole with trade of approximately 250 million tCO_2e at an average price of €6.4 per tCO_2e, representing total trade of approximately €1.6 billion. Higher estimates have been made of trade volume and price suggesting total trade values of up to €7.2 billion at a price of up to €12 per Offset*.

In establishing the EU-ETS, the EU has created the first stage of a global market in advance of any other parties and the EU-ETS is expected to drive the market for Offsets in Phase I.

The current market for Offsets primarily consists of the following segments:

Market segment*	Tradable Offset
EU-ETS	Allowances (EUAs) Kyoto Protocol Flexible Mechanism Instruments (CDM Projects: CERs & JI Projects: ERUs)
Kyoto Protocol	Kyoto Protocol Flexible Mechanism Instruments (CDM Projects: CERs & JI Projects: ERUs) Allowances (AAUs)
Voluntary (non regulatory)	Verified Emission Reductions (VERs) Emissions Reductions (ERs)

The EU-ETS segment currently comprises trades made between EU emitters of their EUAs. However, in due course, it is expected to also comprise a market for CERs such as those which AgCert intends to produce. There are forward contracts being entered into under which CERs are priced at a discount to EUAs reflecting, in the Directors' view, the uncertainty of CER registration timing and various counterparty issues in connection with CER supply. At present JI and AAU are small segments of the market as the Offsets arising from such projects or allowances cannot be utilised before 2008.

AgCert intends principally to produce CERs. CERs are the only instruments which will be tradable in all of the above listed market segments.

A voluntary (non regulatory) market is developing both for unregulated industrial sectors and consumer orientated retail sales. Such markets may be satisfied with Verified Emission Reductions ("VERs"), which are those which have been verified by a third party, or Emission Reductions ("ERs"), neither of which generally meet the administrative requirements required by the regulatory market segments under the EU-ETS and Kyoto Protocol. Pricing for such transactions is often unreported.

THE GROUP'S BUSINESS

Introduction

The Group's business is the production and sale of Offsets derived from agricultural sources on an industrial scale. AgCert expects to produce Offsets through its standardised process and modifying existing AWMSs through the deployment of its UN approved methodology and use of its proprietary data management systems.

*Source: Point Carbon

These Offsets will then be pooled for sale across a spectrum of buyers including large industrial emitters, governments, funds and energy traders.

The Group enters into long term agreements with farm owners pursuant to which it modifies their existing AWMSs. These farms normally have large, open lagoons containing livestock effluent which release Biogas, containing methane, into the atmosphere. AgCert's modifications involve re-directing the effluent into a Biodigester with an impermeable cover, which captures the Biogas. It is then burnt, using a flare, to produce carbon dioxide and water. Methane has a global warming potential ("GWP"), which describes its potency as a GHG, of 21 compared with carbon dioxide which has a GWP of 1. Therefore burning methane to create the same amount of carbon dioxide reduces the total GWP by approximately 95 *per cent.*

Offset generation by the Group

Agricultural sector

AgCert has identified agriculture as one of the largest commercial opportunities for Offset production for, while it is responsible for around 20 *per cent* of the world's annual Greenhouse Gas emissions, GHG emitters in this sector have not been targeted for reduction by the Kyoto Protocol. AgCert has specifically targeted emissions reduction from high intensity livestock farms as the Directors believe these allow for the production of CERs on an industrial scale, the pooling of significant volumes of CERs for sale and which can offer attractive returns. AgCert has initially targeted farms in developing countries as Offsets produced from CDM Projects in those countries qualify for sale as CERs under both the Kyoto Protocol and the EU-ETS.

Methodology

AgCert's ability to modify existing AWMSs and thereby create Offsets depends on its ability to demonstrate and record the difference between the Baseline and the emission levels recorded as a result of the Group's modification of the existing AWMS. Existing AWMSs in the Group's targeted farms include some type of waste pooling methodology, such as large open air lagoons up to several hectares in size. GHG emissions from such systems are dependent on a number of factors including ambient temperature, water content, type and depth of pooling system and ambient light.

AgCert has devised a methodology, designated AM0016, which has been approved by the UNFCCC and determines not only the Baseline emissions levels, but also the emissions levels after AgCert's modification of the existing AWMS and provides a method to control the emission process from the animal waste. The methodology is designed to enable AgCert to demonstrate and record, to the satisfaction of the UNEB and its nominated agents, the resulting emissions reduction produced as a result of AgCert's methodology and modifications.

Although there are currently 23 UN approved methodologies in existence for the production of Offsets, AgCert's methodology is one of only two approved large scale methodologies which target the agricultural sector. Other methodologies specifically target emissions reductions in other non-agricultural sectors, such as the electric power generation sector.

On the basis of its methodology, AgCert has developed a turnkey system of processes and techniques whereby an AWMS can be adapted in order that GHGs can be captured from the animal waste. In the first instance, AgCert's system monitors and captures methane. However, the Directors believe that AM0016 may give AgCert the potential, with further research and development, to measure the emissions reductions of more potent Greenhouse Gases, such as nitrous oxide.

To establish an Offset producing AWMS with a new farmer, AgCert employs four standard steps:

(i) *Data collation*

Through the processing of a Form A, data is collected from the farm to ensure, in part, that the farm qualifies under AgCert's methodology. This data is then entered into AgCert's data management system to allow the maintenance of ongoing records and the calculation of the Baseline and estimated Offset production.

(ii) *Site assessment*

The site is inspected by AgCert personnel to ensure accuracy of the initial data collation and to confirm the suitability of the site for the construction of Biodigesters.

(iii) *Construction of Biodigesters and other systems*

The Biodigesters and a secondary lagoon for storage of digested waste are installed using local contractors. All ancillary systems are also put in place including the specialist cell lining, impermeable cover, piping, flare meter and generation unit.

(iv) *Deployment of operations and maintenance plan*

To ensure long term project viability, the Group undertakes ongoing responsibility for operations and maintenance tasks on the projects, as specified in the DOE approved operations and maintenance plan.

Arrangements with farmers

For the production of Offsets, the Group is reliant on its relationships with livestock farmers and its arrangements with them. The Directors believe AgCert's proposition is mutually beneficial to both parties. AgCert owns the Offsets generated from the AWMS while the farmers benefit from a share of the revenue from the sale of Offsets. In addition, the farmers receive a range of co-benefits, including reduction of localised environmental issues (often penalisable by fines) related to waste leakage from existing systems, as well as a free supply of fertiliser and Biogas, the burning of which can be used to generate renewable energy.

Currently, AgCert's contracts with farmers in Latin America are ten year contracts and confer upon AgCert the sole rights to all Offsets and other environmental benefits derived from data collected by AgCert from the farmer during the term of the contract. The farmer retains ownership of the manure and the Biogas generated. The contracts are produced using the Group's IT system in the farmer's local language.

The contracts that AgCert enters into with farmers provide for the farmer to receive a proportion of the revenue generated from the sale of CERs produced from his farm. At current CER prices the percentage payable to the farmer varies between 10 and 35 *per cent* dependent on the farmer's contribution to the capital expenditure cost of installing the Biodigester on his farm as well as his contribution to the operations and maintenance cost. As at 27 May 2005 the Group had entered into agreements relating to 256 farms in Brazil on the basis that the farmer finances the cost of installing the Biodigester and the operations and maintenance costs in return for a percentage of revenue towards the higher end of the range. The Group is currently in the process of offering these farmers the opportunity for the cost of the Biodigester to be financed by AgCert in return for a revenue share at the lower end of the range. A number of the contracts with the 30 farms in Brazil on which Biodigesters are now operational are now on this amended basis. On the basis of the Group's experience to date, the Directors believe that an increasing number of farmers will opt for the modified contract as it avoids them having to finance the cost of the Biodigester as well as the required operations and maintenance.

Current status of operations

Production

As at 27 May 2005, the Group had arrangements relating to over 500 farms in Brazil and Mexico (comprising 256 farms under contracts, 170 farms under letters of intent and the balance under Form As) and the Group has initiated construction activity at 294 farms of which 194 were in Brazil and 100 were in Mexico. Of this number, 31 farms are completed and 26 are accruing Offsets subject to Verification and Certification under Prompt Start.

Sales

As at the date of this document, in anticipation of creating a pool of CERs, AgCert had entered into forward sales contracts totalling approximately €74 million with customers including Nuon, BHP Billiton and EDF. Under the terms of these contracts, the Group has forward sold approximately 100 *per cent* of its anticipated production capacity for 2005, approximately 50 *per cent* of its production capacity for 2006 and approximately 50 *per cent* for 2007.

The Group is currently awaiting various regulatory approvals with regard to Verification of the Offsets and their Certification as CERs.

BUSINESS DEVELOPMENT AND PROSPECTS

Corporate strategy

The Group's strategy is to expand its production base rapidly by commencing the modification of AWMSs on farms where it has already entered into arrangements with farmers and by rolling out its turnkey AWMS modification methods both geographically and across additional livestock species through the entry into contracts with additional farms. In addition, the Group has ongoing research and development initiatives targeted at improving the production yield and efficiency of current and future AWMS modifications.

The Group's current sales strategy is to continue to address the existing EU market and expand into non-EU Kyoto Protocol markets such as Japan and Canada. Furthermore, the Group has also identified potential opportunities for sales to voluntary emissions reduction customers and developing compliance markets in the US.

Production strategy

CDM Projects

AgCert's production operations have initially focused on swine farms in Brazil and Mexico. In addition, the Company has identified viable opportunities in other Latin American countries to expand its production base, notably in Chile and Argentina. The Company has signed letters of intent with swine farms in Chile and Argentina. The Group intends, wherever possible, to use its existing Brazilian suppliers and personnel to install and operate facilities in these countries.

The Company has also identified other markets and opportunities for swine based production operations in Asia including China, the Philippines, Vietnam, Thailand and South Korea. The Group has been conducting early stage due diligence on these markets through a number of routes including working with IFC. The Group anticipates entering these markets through its established relationships with feed companies, breeding stock suppliers and nutrition/animal health networks. AgCert plans to prioritise these expansion opportunities based upon, amongst other things, specific market conditions, current country DNA/CDM/Kyoto Protocol status and experience, local laws, Baseline issues and the ability to identify and then establish relationships with key equipment and technology suppliers.

Expansion of production into additional livestock sectors is key to the Group's strategy. Two of the largest commercial dairy inventories in the world are in Brazil and Mexico. In order to address this opportunity, the Group has initiated operations in the dairy sector in Mexico and has plans to do so in the near future in Brazil. The Directors believe that the Group has a number of advantages supporting its entry into the dairy and other animal sectors including its ability to apply its approved methodology and use its existing regulatory relationships and established infrastructure. Brazil is the largest exporter of poultry in the world and the Group is also currently examining the opportunities to expand its operations into this sector.

Joint Implementation Projects

Joint Implementation under Article 6 of the Kyoto Protocol provides for Annex I Countries to implement projects that reduce GHG emissions in other Annex I Countries in return for ERUs. It is expected that most JI Projects will occur in Annex I Countries whose economies are in transition, such as those in Eastern Europe. The Company has conducted preliminary due diligence on these markets and believes that opportunities exist, principally in the swine sector, for the roll-out of operations in anticipation of increased market demand in 2008.

Canada and the United States

Although formalised national markets for locally generated Offsets do not yet exist in Canada or the United States, the Company has established a presence in these territories in anticipation of future systems being established.

Canada is a signatory to the Kyoto Protocol and is actively developing rules and regulations for locally generated Offsets. The Group has agreements with approximately 350 farms in Canada and is working with the appropriate authorities to gain the necessary approvals for the production of Offsets. However, until such regulatory approvals are established, the Group's activities in Canada are not expected to require the significant expenditure of resources.

In the United States, the Group has agreements with approximately 1,250 farms and is currently monitoring the development of voluntary and mandatory GHG emissions reduction systems. The Directors believe that the United States has the potential to be a significant market for its methodologies and business.

Research and development

The Group's research and development team is currently evaluating various animal production practice changes, technology applications and engineering solutions to enhance the economic efficiency and increase the production yield of Offsets arising from the deployment of its approved methodology. Furthermore, AgCert is researching new technologies and methodologies which may have the potential to generate Offsets from different agricultural sources.

Sales strategy

The Group's sales strategy is guided by its Offset production process and by developing long term buyer relationships.

Offset production process

The Offset production process has been designed to enable the creation of a large renewable pool of Offsets (rather than Offsets relating to a particular project) although the Group has agreed that certain customers will have priority over the Offsets from certain specified projects. The Directors believe that the use of standardised systems and processes to create a pool of Offsets differentiates AgCert from other suppliers of Offsets in the marketplace and will enable it to offer Offsets to its customers in large quantities. In addition, the Directors believe a pool of Offsets will provide other benefits to the Group and its customers including the reduction of delivery risk due to having increased production diversification.

Long term buyer relationships

The Directors believe that long term, sustainable customer relationships will build overall Offset sales. The Directors believe that a core group of large, multi-national customers will undertake recurring business with the Group and that this recurring business will be driven by the Group's Offset inventory and levels of service provided. The Group's market can be broadly divided into compliance and speculative buyers:

(i) *Compliance buyers*

Compliance buyers will need to purchase Offsets to ensure that they meet their GHG emissions reduction requirements. Most buyers are currently based in the EU due to the implementation of the EU-ETS, however the Group has seen increasing buying interest from Japan since the Kyoto Protocol came into legal force in February 2005. Compliance buyers are currently concentrated in the power and heat generation industry, and in certain energy-intensive industrial sectors, such as oil refineries, coke ovens, iron and steel plants and in companies making cement, glass, lime, bricks, ceramics, paper and pulp, all of which are specified in the rules of the EU-ETS. In addition, many of the national governments have carbon reduction commitments that are being met through the creation of carbon Offset purchasing funds.

In some cases, companies with in-house trading capabilities are bundling commodities, like coal and gas, with Offsets and then marketing the package to their own customers who have emission reduction compliance requirements.

The Directors anticipate the number of compliance buyers will increase prior to 2008 based on two developments: (i) it is anticipated that more industries may fall under carbon reduction regulation under the EU-ETS; and (ii) large emitting countries outside the EU, such as Japan and Canada, will be subject to GHG emissions reductions targets from 2008 under the Kyoto Protocol; and

(ii) *Speculative buyers*

Speculative buyers purchase Offsets with the intent of making a financial gain from arbitrage opportunities. These buyers may include those who also have compliance requirements, trading companies and speciality funds.

Business plan

During the course of the next two years, the Group plans to spend approximately €100 million to expand rapidly its Offset production and resultant sales capacity by commencing the modification of AWMSs on farms where it has already entered into arrangements with farmers and by rolling out its turnkey AWMS modification methods both geographically and across additional livestock species through the entry into contracts with additional farms. The Group anticipates that this funding requirement will be met through the net proceeds of the Placing together with additional funds which the Company plans to raise through debt financing within the next two years.

Non financial operating data and future milestones

In the absence of historical revenue to date, the Directors consider there is non-financial operating data which can be used to indicate the performance of AgCert's business. This non-financial operating data is used by the Directors in managing AgCert's business and will be reported in subsequent interim and annual reports.

For the purposes of managing AgCert's business, the Directors review the estimated Total Credit Reserves of Offsets the Group expects to generate over the life of the contracts it has with farmers, together with the number of new farms where modification of the AWMSs has been initiated and completed.

As at 27 May 2005, the Group had initiated the modification of AWMSs on 294 farms in Brazil and Mexico which are expected to create Total Credit Reserves of approximately 20 million Offsets over the life of the agreements.

Under its roll-out programme, the Group intends to have initiated construction at approximately 800 farms by the end of 2005, approximately an additional 900 farms by the end of 2006 and approximately a further 600 farms by the end of 2007. Using the formulae from the Company's methodology, along with data from the farms, it is estimated that these farms have the potential to produce an aggregate of approximately 50 million, 140 million and 200 million Total Credit Reserves by the end of 2005, 2006 and 2007, respectively over the duration of existing contracts and, as applicable, the contracts anticipated in the business plan to be entered into with farmers. It should be noted that the actual rate of production of Offsets by the Group is incremental and accumulates as additional sites become operational. Some variability in this rate could occur as a result of, amongst other things, weather and availability of adequate construction resources and materials.

The Directors intend that these Offsets will be sold through a combination of forward sales contracts and spot sales. However, it should be noted that as farms are not the same, in terms of the number and type of animals they farm and therefore the number of Offsets they produce, the number of contracted farms is not necessarily proportional to the Total Credit Reserves accrued by the Group. Nonetheless, the number of farms is used as a broad indicator by the Directors as to the progress of the Group's deployment of capital to fulfill its business plan.

The Group's immediate milestone in the current year is the Registration and Verification of Offsets from its contracted farms, thereby enabling the Group to deliver CERs under its existing forward sales contracts and subsequently recognise that revenue.

COMPETITION

Barriers to entry

The Directors believe that the AgCert Group is the only producer of Offsets with turnkey systems and processes which are fully scalable and operational. The Group has invested significant resources into developing a methodology for the agricultural sector which has been approved by the UN. In addition, the Group has developed a proprietary computer system to monitor, record and measure Offset production at any site, using both a global positioning system and time-stamped data, through which it expects to manage its Offset production.

The Group enters into ten year relationships with its supplying farmers in Latin America, thereby securing Offset production capacity for that period. With carefully chosen strategic partners in place to aid its expansion plans, a detailed knowledge and experience of the new and complex regulatory structure, proprietary intellectual property as well as systems and processes, the Directors believe the Group has significant barriers to entry to discourage potential competitors from Offset production on an industrial scale from the agricultural sector.

The Directors believe the Group is likely to face limited competition for the sales of Offsets from the simulation of its own business model as well as from two other sources set out below.

Alternative sources of Offset production

There are alternative sources of Offsets available for purchase besides those available from AgCert, albeit market observers, including the World Bank, have stated that the supply of Offsets during the Kyoto Protocol period will be very limited. Such alternative sources generally arise from other CDM Projects and from JI Projects. In total, it is estimated that there are currently approximately 350 such projects, potentially yielding an estimated 535 million tCO_2e over the project lives, which have reached PDD level *(Source: PointCarbon)*.

(i) *Other agricultural projects*

There is currently only one other approved methodology for the large scale production of Offsets from agriculture. This is owned by AgroSuper Limitada and is based on methane capture and reduction from one site at Peralillo in Chile.

(ii) *Projects addressing more potent GHGs*

Projects that reduce emissions of nitrous oxide and the GHG families of perfluorocarbons and hydrofluoro carbons have the potential to yield high volumes of CERs because the GWP of these gases is many times higher than that of carbon dioxide (nitrous oxide is 310 times greater, hydrofluorocarbons are between 140 and 11,700 times greater and perfluorocarbons are between 6,500 and 9,200 times greater than carbon dioxide). The current methodology for reducing perfluorocarbons and hydrofluorocarbons is under review by the UN and is currently suspended. However, the Directors do expect such a methodology to be permitted at some point in the future.

In addition, a nitrous oxide methodology has been recommended by the Methodologies Panel and these nitrous oxide generated Offsets may begin production as early as 2006.

(iii) *Landfill gas projects*

Landfill projects represent a source of competition. As of 15 April 2005, there were 22 projects, reliant on several different methodologies, awaiting Validation.

(iv) *JI Projects*

JI Projects reduce emissions in the Host Country and free up part of their allocation which can then be transferred to another Annex I Country in the form of ERUs. These are subtracted from the Host Country's allowed emissions and are added to the total allowable emissions of the other Annex I Country. However, while projects may start generating Offsets from 2000, the resulting ERUs can only be used to offset emissions from 2008, even in the EU-ETS.

Substitution

(i) *Technology*

An emitter may be able to meet its GHG reduction obligations by utilising technology that enables the emitter to emit less GHGs than it is currently allowed to emit. If the emitter is able to cost effectively implement such GHG reducing technology, then it may not need to purchase Offsets in the market. It is expected that a significant amount of the GHG reduction obligations imposed on emitters in the EU-ETS will be met by switching from coal-fired to gas-fired electricity generation. However, studies suggest that many technology improvements available today are either cost prohibitive and/or are not a viable alternative for a vast majority of emitters required to cap their emissions.

Other technologies, such as the capture and storage of carbon dioxide in depleted oil and natural gas reservoirs, are under development and have the potential to make material reductions in the emissions of GHGs. However, these technologies are not currently permitted and, if permitted in the future, may not be commercially competitive with existing methods of reducing emissions of GHGs, including AgCert's approved methodology.

(ii) *Allowances*

Allowances grant the holder the right to emit a specific quantity of GHG. The total quantity of allowances issued by regulators determines the total quantity of GHG emissions possible by the emitters covered by the system. On an annual basis each emitter must surrender sufficient allowances to cover its emissions during that period. Regulated emitters are generally free to buy, sell, or trade allowances among each other or non-regulated entities with the provision that each emitter must have sufficient allowances in its account at the end of each compliance accounting period to cover its emissions during that period.

CERTIFICATION AND REGULATION

The Group's strategy is to create Offsets on an industrial scale by establishing and operating numerous agricultural GHG emissions reduction projects. While AgCert intends to establish projects in various regions, producing either CERs, VERs, or ERUs depending upon location and other factors, the most complex regulatory and administrative hurdles are associated with CDM Projects and the production of CERs.

CDM Project regulations

Private entities, such as AgCert, may establish CDM Projects provided they meet the participation requirements of "Modalities and Procedures for a Clean Development Mechanism", as defined in Article 12 of the Kyoto Protocol and as administered by the UN Executive Board, as well as any domestic regulations which exist regarding implementation of such projects.

Furthermore, such projects undergo a highly structured qualification and regulatory process including amongst other things:

- written approval of voluntary participation from the DNA of the parties involved;
- written confirmation from the Host Country that the project achieves sustainable development;
- submission, public and UNEB review, and approval of a formal PDD by the DNA;
- project Validation;
- project Registration, which requires both Host Country DNA and UNEB approval; and
- project Verification and Certification.

When the UNEB receives a Verification report, which constitutes a request to the UNEB to issue and distribute CERs, the CDM Registry administrator will forward the CERs to the registry accounts of parties and project participants involved, in accordance with their request.

It should be noted that no CDM Project, including AgCert's, has yet progressed through all of these steps and no DOE has yet been accredited as a Verifier by the UNEB to perform Verification in the sectoral scope of the Group. Until such a DOE is accredited and submits its relevant report to the UNEB, no CERs will be issued by the UNEB.

The Group has successfully addressed many of these requirements and has gained valuable experience of the regulatory process. Recent regulatory milestones, achieved in respect of the "submission and public review of PDDs", "project Validation" and "project Registration" processes set out above, include:

- receiving UN approval of the Group's methodology, published by the UN Executive Board as AM0016;
- starting project activities, such as site assessment and design, at over 400 farms in Brazil and Mexico prior to 18 November 2004, the "Prompt Start" cut-off date;
- preparing a PDD and associated documentation in the format required. This PDD was submitted to the UNEB for public review and received no negative comments;
- hosting 12 stakeholders meetings in Brazil and Mexico thereby allowing AgCert to submit PDDs;
- receiving successful Validation of the Group's first project in Brazil on Granja Becker. This Validation report and associated activity was used by TÜV as their witnessing activity to receive accreditation as a validator in this sector;
- securing agreement with both TÜV and DNV that PDDs may contain multiple farms to comprise a single "bundled" CDM Project;
- receiving a draft initial Verification report from DNV on the Granja Becker project in Brazil confirming the Group's process and systems for Offset production;
- submitting the Company's first PDD package for review and approval by Brazil's DNA. The Directors believe this submission will lead to the issuance of a CDM Project Letter of Approval in Brazil; and
- receiving the first CDM Project Letter of Approval issued by Mexico's DNA, issued on 16 February 2005.

The Directors believe these accomplishments demonstrate the Group's strong understanding of applicable regulations at both the UN and individual country level.

AgCert has developed a consistent process for qualifying and quantifying GHG emissions reductions. Once the emission reduction has been properly verified by a third party, the emission reductions will be characterised as VERs.

INTELLECTUAL PROPERTY

AgCert has established confidential know-how based upon a combination of systems, processes and infrastructure as well as its copyrighted software, EnviroCert, which together create both protection for its business and barriers to entry against potential competitors. The Group does not rely on intellectual property of third parties.

Third party rights

While AgCert does not currently rely on its own patents to protect its business operations, it recognises the need to avoid unauthorised use of third party intellectual property. To this end, AgCert commissioned a report undertaking limited infringement clearance searches in the territories it is currently operating in as well as those it plans to build operations in, namely Canada, the US, Brazil, Mexico, Chile, Argentina and the EU.

Search results were obtained for the US, Canada, Europe and Brazil. The report concluded that, if a relevant application were being processed in Argentina, Chile and Mexico, a corresponding application would, in all likelihood, have been filed in the US. Searching covered published applications as well as granted patents. Searching was by way of keyword search although additional searches were carried out in the US including searches against possible competitors as identified by the Group and searches of prior art identified in International Search Reports for the Group's pending PCT applications. The patents and applications identified were reviewed by the Group's staff under guidance.

The report did not identify any third party rights which would appear to prevent the Group from practising its business model.

Patent estate

The Group has made provision to protect its methods and processes in the future through patents. The Group's business does not currently rely on the issuance of these patents although the Directors believe that their grant will serve to establish additional barriers to entry for competitors.

The Group has three pending patent applications addressing its overall business model and specific implementation features. Two of these applications are utility patents filed in both the US and PCT and one is a pending provisional application.

The Group's current patent applications are summarised below:

Patent Co-operation Treaty (PCT) Number	*US Patent Application Serial Number*	*Subject*
PCT/US03/37428	10/720,797	System and method of creating, aggregating and transferring environmental emission reductions
PCT/US03/37429	10/720,777	System and method for tracking environmental emission reductions
Pending Conversion	60/628,587	Integrated emission reduction data management system and method (Provisional Filing)

Two of these patents are in the process of entering the national election phase through which the Company is seeking patent protection in multiple jurisdictions.

Trademarks

The Group has applied for the following trademarks to be registered: AgCert, CarbonCert, EnviroCert, DrivingGreen and FlyingGreen.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

Merrick Gerd Andlinger, *AB, MBA, Chairman*

Merrick Andlinger, aged 46, was appointed as a Director and Chairman in December 2004. Mr Andlinger is president of Andlinger & Company, Inc, an international private investment and management firm, with portfolio companies in a diverse range of industries. Mr Andlinger has 25 years of experience in finance and management including energy investment banking, in which he held positions at Salomon Brothers and later as managing director and co-head of the global energy and power group at Smith Barney where he managed relationships with senior executives of, and strategic and capital raising transactions for, major state-owned, international and independent energy companies. Additionally, he was president and chief executive officer of Pure Energy Corporation, a development stage bio-energy concern. Mr Andlinger received an MBA from the Graduate School of Business at Stanford University and an AB from Princeton University.

Alan Robert Tank, *BS, Chief Executive Officer and Managing Director*

Alan Tank, aged 46, was appointed as a Director in February 2005. Mr Tank is an original founder of AgCert International. Prior to joining AgCert in 2001, Mr Tank was the chief executive officer of the National Pork Producers Council (NPPC), then one of the largest commodity organisations in the US. Mr Tank also has extensive experience in commodity trading gained as a registered broker. Additionally, Mr Tank has extensive experience in public, regulatory and trade policy following more than a decade of work as a registered lobbyist in Washington, D.C. Mr Tank received a BS in Animal Science from Iowa State University.

Paul Michael D'Alton, *B.Comm, MBS, FCA, Finance Director*

Paul D'Alton, aged 53, was appointed as a Director in April 2005. Immediately prior to this Mr D'Alton was chief financial officer of Waterford Wedgwood plc, a position he held from May 2004. From 2002 to 2004, while principal of Ranelagh Consultants Limited, he carried out a number of significant interim management assignments, including chairman of the committee of independent directors of Riverdeep plc during its management buy out. Between 1991 and 2001 Mr D'Alton was chief financial officer of Bank of Ireland and a member of its Court of Directors. From 1989 to 1991 he was chief financial officer of Aer Lingus. Mr D'Alton is chairman of Aer Arann, the Irish regional airline, a director of Bank of Ireland Life Holdings plc and the Irish Takeover Panel. He holds the degrees of Batchelor of Commerce and Master of Business Studies from University College, Dublin and is a fellow of the Institute of Chartered Accountants in Ireland.

Gregory William (Bill) Haskell, *BS, Non-executive Director*

Bill Haskell, aged 48, was appointed as a Director in January 2005. Mr Haskell is an executive with over 20 years' experience in creating and building technology companies and as an entrepreneur, he has co-founded several companies. Mr Haskell's experience reflects a combination of executive management, private equity investment and company creation. In 2001, Mr Haskell co-founded XL TechGroup, Inc which was floated on the London Stock Exchange in 2004 and has served as its president and chief operating officer since inception. Previously, Mr Haskell co-founded XL Vision Inc in 1993 and served as its president and chief operating officer. Mr Haskell was also part of the early management team at Internet Capital Group where he served as managing director of operations. Prior to XL Vision, Mr Haskell spent over a decade in various technical and management roles in private industry. Mr Haskell holds a degree in Engineering and Applied Mathematics from Iowa State University.

Peter Cyril Murray *MA, FCA, Non-executive Director*

Peter Murray, aged 56, was appointed as a Director in May 2005. He qualified as a Chartered Accountant with KPMG in Dublin in 1971 and in 1982 completed the International Senior Management Programme at the Harvard Graduate School of Business. After a period in the corporate finance department of KPMG, he was finance director at a number of companies until his appointment in 1984 as managing director of Crest Investment Trust Limited, then the largest family investment vehicle in Ireland. In 1988, he was appointed chief executive of Ardagh plc, a publicly quoted company in the packaging sector. In 1991, he worked with Mercury Asset Management – Private Equities to buy out Crest Investment Trust Limited. He was appointed deputy chairman of Ardagh in July 1992. Mr Murray has 20 years' experience in the investing, management and selling of venture/development capital stakes in a wide range of commercial enterprises. Mr Murray is currently chairman of Argyle Asset Management Limited, non-executive director of IDMoS plc, a development consultant and investor. He has developed working relationships with a number of UK financial institutions and on occasion has acted as their nominated director. He is chairman/director of a number of companies in Ireland and overseas and former chairman of Anglo Irish Bank Corporation plc.

Dr Franz Josef Fischler *DR RER.NAT.OEC, Non-executive Director*

Dr Franz Fischler, aged 58, was appointed as a Director in May 2005. Dr Fischler was the member of the European Commission responsible for agriculture and rural development between 1995 and 2004. Dr Fischler has been a representative of the agricultural sector since 1979 when he joined the Tyrol Chamber of Agriculture in Austria. He dealt with environmental issues, education and training, culture and land use planning until 1984, when he became director of that Chamber. In 1989 he was appointed Federal Minister of Agriculture and Forestry in Austria and in that capacity he played an important part in the negotiations for Austria's accession to the European Union. In 1990 and again in 1994, he was elected to the Austrian Parliament. Dr Fischler holds a doctorate from the University of Agricultural Sciences in Vienna.

Sir Robert Malpas CBE, *FEng, Non-executive Director*

Sir Robert Malpas CBE, aged 77, was appointed as a Director in May 2005. Sir Robert began his career at ICI, where he spent 30 years, becoming a director in 1975. His other directorships have included managing director of BP plc (1983-1989), chairman of Powergen (1989-1990),

and chairman of the Cookson Group plc (1991-1998). He is currently chairman of Evolution plc, a company that consults in the information technology sector and non-executive Director of ENAGAS SA. Sir Robert has a first class degree in Mechanical Engineering from Durham University as well as seven honorary degrees. Sir Robert has been awarded the Spanish Order of Civil Merit and a CBE for services to export. Sir Robert was knighted in 1998 for his services to industry and to science and technology.

Senior management

John Allen McMorris III, *Chief Operating Officer*

John McMorris, aged 47, joined AgCert in 2002 as a founder member of its executive management team. Mr McMorris has extensive US and international expertise in operations, business development and technology development. Prior to joining AgCert, he worked for XL Vision Inc's Business Creation Group where he helped create, develop and operate market leading technology companies in partnership with corporations and universities seeking to commercialise intellectual property. Prior to this, Mr McMorris established and directed international sales and marketing organisations for various imaging and computer technology companies including Kodak Electronic Printing Systems. Earlier in his career, Mr McMorris worked as a systems engineer for several small to mid-sized computer firms. He has two patents pending and has a BS in Physics from Rensselaer Polytechnic Institute.

Shayne Anthony Reeb, *Chief Information Officer*

Shayne Reeb, aged 35, joined AgCert in 2002 and is responsible for providing the strategic vision for the Group's information technology systems. Mr Reeb has 14 years of expertise in global enterprise system architecture planning, application development, operation, and support. His previous positions have included chief technology officer of iReality Group, founder of Prescott Consulting, Inc, lead technical architect directing the Knowledge Management Group of Cambridge Technology Partners, Inc, the architect and project manager for the Systems Consulting Group, and as the systems architect of workgroup and internet strategy for TigerDirect, Inc. He has two patents pending and holds a degree in Computer Science from Purdue University. He is also a member of The Institute of Electrical and Electronics Engineers (IEEE).

Marshall Alan Bishop, *Senior Vice President – Science & Technology*

Alan Bishop, aged 57, joined AgCert in 2004 and is a member of the executive management team responsible for developing and implementing GHG emission reduction offsets in developing countries under the CDM of the Kyoto Protocol. Prior to joining AgCert, Mr Bishop was senior vice president of XL Vision, Inc., a technology incubator that founded and developed businesses that could be ready to take to the public market. Mr Bishop was a member of a four person team that made investment decisions on opportunities to create, fund and staff new technology companies and which have resulted in two IPOs in 5 years. Mr Bishop has gained extensive corporate finance and executive management experience with five start-up companies at all stages of development, making numerous technology/asset purchases and sales as well as licensing activities. Mr Bishop received a BS degree in Engineering from Syracuse University and attended the Executive MBA program at Stanford University. Mr Bishop has served on the boards of both private and public companies.

Robert Todd Jones, *Vice President – Sales and Marketing*

Todd Jones, aged 37, joined AgCert in 2003. Mr Jones leads a team of professionals responsible for developing AgCert's brand together with bringing AgCert's product to market across Europe, North America and Japan. Prior to joining AgCert, Mr Jones served as president of iReality Group USA, as vice president, southeast business unit, Cambridge Technology Partners, Inc, an executive for The Systems Consulting Group, Inc and at Andersen Consulting (now known as Accenture). Mr Jones holds a Juris Doctor and BA in Finance from the University of Florida.

George Dennis Bolton, *Vice President – Supply Aggregation*

George Bolton, aged 55, joined AgCert in 2002 as an original founder and has been actively involved in agriculture for the past 30 years. He has also obtained the American Society of Agronomy's Certified Crop Adviser (CCA) designation. His experience has involved the management of retail fertilizer and chemical businesses and he has held positions with Bayer and ICI in agricultural chemical sales and marketing, and with Helena Chemical Company in sales and management. While with Helena Chemical Company, he co-developed a new application method for the precision placement of agricultural chemicals and was the developer of the Helena Information System. Mr Bolton was a part of eMerge Interactive's successful IPO and has worked in business development for a number of companies since 1999.

Mathias Max Huber, *General Manager – AgCert Brazil*

Mathias Huber, aged 46, joined AgCert in 2003. Mr Huber graduated in 1987 in Animal Science with a specialisation in marketing and management at the Swiss Agricultural College. He has gained broad international experience working on different continents including Africa, South Asia, Europe, North and Latin America. His professional activities started with technical marketing and business development, moving into different management positions for Hoffman La Roche in the field of animal nutrition and health. He has continued his training at the IMD in Lausanne, Columbia University, the London Business School and the American Management Association.

Hernan Mateus-Valdes, *General Manager – AgCert Mexico*

Hernan Mateus, aged 56, joined AgCert in 2004. Mr Mateus has spent the last 30 years of his professional life promoting environmentally friendly projects, purposefully pursuing ways to make better use of natural resources. This has required him to undertake rigorous training on oceanography, food science, biochemistry and the sustainable use of natural resources. In 1977 he began a long tenure as a Mexican government official, both at the State and Federal levels, which he concluded in 1988. In 1989, he became a senior partner in Pesca Tecnica, Industrial y Agricola specialising in food processing and aquaculture. In 1991 he founded Bionatus, a consulting firm dedicated to wastewater management issues using cutting edge biotechnologies such as probiotics. In 1997 he joined O'Brien & Gere de Mexico, an engineering and construction firm which specialises in wastewater treatment and production facilities for the automotive and pharmaceutical industries, as its general manager. Dr Mateus holds a BS in Oceanography from the University of Baja California and a MS and PhD from Cornell University.

Leonard Bruce Eddy, *Managing Director – AgCert Canada*

Len Eddy, aged 43, joined AgCert in 2003. Mr Eddy brings 18 years of experience in business management, industrial operations, environmental auditing, and management consulting. He has extensive Canadian and international expertise in environmental auditing, business development, sales and marketing. Mr Eddy was a founder member and president of WholeFarm Company Limited, a company created to provide natural feed supplements to the intensive livestock industry. During the same period, Mr Eddy was a director of PricewaterhouseCoopers' Global Risk Management Service and was member of their international practice development team focused on emissions trading. He led practice development of the Canadian greenhouse gas management consultancy and acquired a specific expertise developing commercialisation strategies for trading greenhouse gas emission products. Other areas of expertise include environmental auditing, earning a Certified Environmental Auditor designation, and he was a member of the management committee operating PricewaterhouseCoopers' ISO 14001 registrar business. Mr Eddy has also worked as general manager of Timberland Consultants and has other previous experience in industrial operations and government relations. His education includes a BSc in Forest Science and an MBA from the University of Alberta.

Employees

The average number of full-time employees for the last three financial periods was:

Year ended

31 December 2002 – 3
31 December 2003 – 14
31 December 2004 – 26

As it establishes operations in new countries, the Group employs qualified full-time consultants, on an exclusive basis, until local entities are established. At that point the consultants become full-time employees. Included in the average number of employees listed above are 3 self-employed consultants, retained on an exclusive basis, in the year ended 31 December 2004 (2002 and 2003: Nil). As of May 2005, there were 67 employees including 33 such consultants.

Incentives

AgCert International LLC holds 16,576,000 Ordinary Shares. Certain employees of the Group who are unit holders in AgCert International LLC, including but not limited to Alan Tank, Paul D'Alton and all members of senior management as well as a number of warrantholders of AgCert International LLC who elect to exercise such warrants, have the right, exercisable from 30 June 2006, to call for the distribution to them of Ordinary Shares in satisfaction of the redemption of the units they hold in AgCert International LLC.

AgCert International LLC is a party to the Lock-in Agreement, further details of which are set out in the paragraphs entitled "Lock-in and orderly market arrangements" of this Part III and paragraph 10 of Part VIII of this document.

In order to attract and retain qualified senior managers, the Group has established an incentive remuneration scheme which, together with the fixed base salary, creates flexible performance related remuneration. This provides for a level of base compensation which is lower than that which the senior managers might otherwise command but which increases according to the performance of the senior managers and the Group.

There are two levels of award, the first of which relates to the achievement of the Group's financial and operating plan, and the second of which relates to performance in excess of that plan. The Remuneration Committee of the Board oversees the evaluation of each senior manager's performance against a series of performance criteria, some of which are individually tailored and some of which are based upon Group-wide and senior management team performance. The criteria for the first level of award evaluate the achievements and performance of the senior managers is based upon their:

- managing financial resources;
- meeting the Group's operating plan;
- managing financial and operating risks;
- recruiting and retaining qualified employees; and
- achieving strategic objectives.

The criteria for the second level of award primarily relate to the senior managers exceeding the Group's operating plan and thereby generating exceptional financial results and by accelerating the achievement of strategic objectives.

Any bonus payments will be made by 30 April each year following the financial year in respect of which they were earned.

Share plan

AgCert believes that performance based share and share related incentives are the best means to motivate and retain the best calibre people whilst aligning their interests with those of Shareholders. Following Admission, the Executive Directors, employees and other key personnel will be eligible to participate in the Share Plan, further details of which are set out in paragraph 9 of Part VIII of this document.

No awards have been made under this plan as at the date of this document.

Pensions

The Group sponsors an employee voluntary 401(k) retirement plan for its US based employees which is a contribution scheme whereby yearly contributions by employees may be made on a pre-tax basis. Such contributions are capped at an amount which is the lesser of (a) 100 *per cent* of an employee's salary or (b) a dollar amount which is US$14,000 in 2005, US$15,000 in 2006 and subject to escalation thereafter. Employees over 50 years old are permitted to make certain additional annual contributions. The Group is not required to make any matching contributions into this plan.

In other countries of operation, certain taxes and employee benefits payments are required to be made on behalf of employees. The Group may, from time to time, implement certain other benefit plans to conform to local customary and competitive demands. However, no such plans exist at the present time.

TRADING RECORD

A summary of the trading record of the Combined Entity for the two years and eight month period ended 31 December 2004, which has been extracted, without material adjustment, from the Accountants' Report on the Combined Entity set out in Part IV of this document, is set out below. Investors should read the whole of this document and should not just rely on the summary below.

	Period ended 31 December 2002 €	*12 months ended 31 December 2003* €	*12 months ended 31 December 2004* €
Revenue	—	—	—
Operating loss before financing costs	(1,457,267)	(4,516,980)	(3,466,347)
Net financing costs	(58,803)	(27,349)	(15,795)
Loss before tax	(1,516,070)	(4,544,329)	(3,482,142)

Since incorporation the Group has not generated revenue from its operations.

The losses for the period under review comprise research and development, and general and administrative expenses incurred in establishing the Group's current operations.

The Group's financial statements will be prepared in accordance with IFRSs. The Group does not intend to report quarterly, rather it will publish interim and annual accounts.

Revenue from the sale of Offsets will be recognised when the Group has transferred the significant risks and rewards of ownership to a customer. Revenue will only be recognised when it is probable that future economic benefits will flow to the Group and that these benefits can be measured reliably. In order for the Group to generate a CER, a number of steps must be completed including, *inter alia*, the production of Offsets for supply to a customer and the customer receiving notification from the Group that the emission reductions which have been produced have been Verified and that they are held for the customer's account. The Group will only recognise revenue when it notifies the customer that the Offsets have been produced and are held for the customer's account, and it determines that the delivery and regulatory risk encompassed in the final Offset Registration and Certification process is minimal. To date, no Offsets have yet been Certified and consequently it is not possible to identify the degree of this delivery or regulatory risk. Further details of the revenue recognition policy adopted by the Group are set out in the Accountants' Reports in Part IV of this document.

The business, assets and liabilities of both AgCert International LLC and AgCert Canada were acquired by AgCert International plc on 1 January 2005 and 4 April 2005 respectively. Section B of Part IV of this document sets out financial information in respect of this Combined Entity which comprise of an income statement, statement of recognised income and expense, balance sheet, statement of cash flows and notes as if it were under common ownership.

CURRENT TRADING AND PROSPECTS FOR THE GROUP

Since 31 December 2004, the Group's trading has been encouraging and in line with the Directors' expectations.

The EU-ETS and the Kyoto Protocol came into force on 1 January 2005 and 16 February 2005 respectively. Operationally AgCert continues to expand both in Mexico where it has submitted its first PDDs and has received two Letters of Approval from the Government of Mexico, and in Brazil where it has submitted its first PDD for approval. AgCert has also submitted its first PDD in the dairy sector to the Mexican DNA. AgCert has begun project activities, such as site assessment and design, at over 400 farms in Brazil and Mexico, making these farms eligible for early production of CERs under the Prompt Start mechanism provided AgCert is able to register the CDM Projects to which these farms relate with the UNEB by 31 December 2005. The Group has experienced increasing interest from potential buyers of CERs in 2005 and has entered into further forward sales contracts.

In April 2005, the Company entered into an agreement providing for a €7.8 million investment by IFC, member of the World Bank Group. The Directors anticipate that IFC will play an important role in assisting the Group to expand into new markets in Asia.

Overall, the Directors are pleased with progress made during the current year and believe the Group's prospects are strong for at least the current financial year.

IFC INVESTMENT

On 9 May 2005, IFC, member of the World Bank Group, completed a €7.8 million subscription for Series C Notes and Preferred Shares and on 12 May 2005 the Company issued to Antipodean LLC Series C Notes and Preferred Shares in compensation for services rendered to the Company, having a value of €620,541. The principal terms of the IFC Investment were negotiated in December 2004. The net proceeds from the IFC Investment are being used primarily in the Group's CDM Projects in Brazil and Mexico.

In addition, the Directors anticipate that IFC will assist the Group entering into new markets in Asia. IFC and Antipodean LLC have also been granted options to the value of €3.88 million and €310,270 respectively, exercisable at the Placing Price subject to the successful completion of certain initiatives, further details of which are set out in paragraph 11 of Part VIII of this document.

As part of the IFC Investment, the Company has granted IFC a right of first refusal to lead a debt offering for a period of 18 months following the closing of IFC's investment and a right of first offer for participating in certain debt financings thereafter.

The Series C Notes will automatically convert into Ordinary Shares under certain conditions which the Directors believe will be met on Admission at a two and one half times multiple to the original investment amount and the Preferred Shares will be redeemed at par value and cancelled upon Admission. Accordingly, upon Admission, IFC will own 9,359,010 Ordinary Shares representing approximately 6.1 *per cent* of the issued share capital of the Company. IFC is a party to the Lock-in Agreement, further details of which are set out in the paragraph entitled "Lock-in and orderly market arrangements" of this Part III.

Further details of the IFC Investment, lock-in and orderly market arrangements and the terms of the options are set out in paragraphs 10 and 11 of Part VIII of this document.

CORPORATE GOVERNANCE

Although, as an overseas company AgCert is not obliged by the Listing Rules to do so, AgCert intends, where appropriate for a Company of its size, to comply with the main provisions of the principles of good governance and code of best practice set out in the Combined Code.

The Board includes five Non-executive Directors of whom Peter Murray is designated as the senior Non-executive Director. The Board has identified that Merrick Andlinger and Bill Haskell, due to their interests in the shareholdings of ACIII and XLTechGroup, are not considered to be independent.

The Board has established Audit, Nominations and Remuneration Committees.

The Audit Committee is responsible for monitoring the quality of internal control and ensuring that the financial performance of the Group is properly measured and reported on and for reviewing reports from the Group's auditors relating to the Group's accounting and internal controls. The Audit Committee consists of Peter Murray as Chairman, Sir Robert Malpas and Dr. Franz Fischler.

The Nomination Committee is responsible for providing formal, rigorous and transparent procedures for appointing new directors to the Board. The Nomination Committee consists of Sir Robert Malpas as Chairman, Merrick Andlinger and Peter Murray.

The Remuneration Committee is responsible for determining the terms and conditions of service, including the remuneration and grant of options to executive Directors under the Share Plan. The Remuneration Committee consists of Sir Robert Malpas as Chairman, Bill Haskell and Dr Franz Fischler.

A statement describing the Company's corporate governance procedures will be included in the Company's annual report for the year ending 31 December 2005.

The Group has a Code of Ethics Policy which sets out the conduct expected of all Directors and employees. The conduct of the Group and its employees is to be in compliance with the laws and regulations relating to the Group's business, and all are expected to adhere to sound moral and ethical standards. A condition of the IFC Investment is that the Group complies with IFC's environmental and social standards.

FUTURE FINANCIAL REGULATION

The Company and/or its subsidiary undertakings may become subject to regulations in the future requiring it to be authorised by a financial regulator or such other entity in order to conduct its business. Any such compliance with any of the foregoing may result in increased costs to the Group and demands upon its resources, and may require management to spend time focusing on matters other than the Group's business.

REASONS FOR THE LISTING AND DETAILS OF THE PLACING

It has been the intention of the Directors to seek a Listing at an appropriate time. The Directors believe that the Listing will raise the profile of the Group, enhance its reputation with its customers and suppliers worldwide and enable the Company to raise new money and so continue its strategy of organic growth.

The Placing will expand the Company's shareholder base, and the creation of a market for its Ordinary Shares will give its employees greater opportunity to participate directly in the future of the Group as well as improve the ability of the Group to attract and retain new staff.

The 43,436,293 new Ordinary Shares which are the subject of the Placing represent approximately 28 *per cent* of the enlarged issued share capital of the Company following Admission. The new Ordinary Shares being issued by the Company will raise approximately £54.1 million (€80.1 million), net of outstanding expenses and commissions. Further details of the Placing are set out in paragraph 10 of Part VIII of this document.

As part of the Placing, Sir Robert Malpas, Paul D'Alton and Peter Murray, all Directors of the Company, have subscribed for 50,000, 28,571 and 53,571 new Ordinary Shares respectively. Following the Placing, the Directors will, in aggregate, be interested in 29.5 *per cent* of the enlarged issued share capital of the Company.

Mr Tank's and Mr D'Alton's interests in Ordinary Shares are held by AgCert International LLC, which owns, in aggregate, 16,576,000 Ordinary Shares. Mr Haskell is not interested in Ordinary Shares, but he is a director of, and shareholder in, XL TechGroup, details of whose shareholding are set out in paragraph 4 of Part VIII of this document, and Mr Andlinger's interest in Ordinary Shares is held through ACIII. Each Director is subject to lock-in and orderly market arrangements, further details of which are set out in the paragraph entitled "Lock-in and orderly market arrangements" of this Part III and in paragraph 10 of Part VIII of this document.

USE OF PROCEEDS FROM THE PLACING

The Company intends to use the net proceeds from the Placing, estimated to be £54.1 million (€80.1 million), to repay debt of £9.9 million (€14.6 million) and to continue its strategy of organic growth and the roll-out of its production operations as well as for general corporate purposes. Initially funds will be held on deposit.

TERMS AND CONDITIONS OF THE PLACING

The Placing, which will be fully underwritten by the Underwriters pursuant to the Placing Agreement, will comprise the issue by the Company of 43,436,293 Ordinary Shares, representing 28.3 *per cent* of the enlarged issued share capital of the Company. On Admission, 28.2 *per cent* of the issued share capital of the Company will be held in public hands. All the Placing Shares will be placed at the Placing Price.

The gross proceeds of the Placing will be approximately £60.8 million. After deducting underwriting commissions and the other outstanding estimated fees and expenses of the Placing, the Company expects to receive net proceeds of approximately £54.1 million.

Further details of the Placing Agreement are set out in paragraph 10 of Part VIII of this document.

DEALING ARRANGEMENTS

The Placing is subject to the satisfaction of certain conditions contained in the Placing Agreement including Admission occurring by 8.00 am on 8 June 2005 or such later time and/or date as the Underwriters and the Company may agree, being not later than 3.00 pm on 30 June 2005.

Applications have been made to the UK Listing Authority for the admission of the Ordinary Shares, issued and to be issued pursuant to the Placing, to be admitted to listing on the Official List of the UK Listing Authority and to the London Stock Exchange for the Ordinary Shares, issued and to be issued pursuant to the Placing, to be admitted to trading on the London Stock Exchange's market for listed securities.

It is expected that dealings in the Ordinary Shares will commence on a conditional basis on the London Stock Exchange at 8.00 am on 3 June 2005. All dealings in the Ordinary Shares between the commencement of conditional dealings and unconditional dealings will be on a "when issued" basis. If Admission does not take place, any such dealings will be of no effect and will be at the risk of the parties concerned.

Admission is expected to take place and unconditional dealings in the Ordinary Shares are expected to commence on the London Stock Exchange at 8.00 am on 8 June 2005. It is expected that definitive share certificates for Ordinary Shares will be posted on 13 June 2005 or as soon thereafter as is practicable.

Temporary documents of title will not be issued. Pending the despatch by the Registrars of definitive share certificates, transfers will be certified against the register held by the Registrars.

LOCK-IN AND ORDERLY MARKET ARRANGEMENTS

Pursuant to the Lock-in Agreement, each of ACIII, AgCert International LLC and XL TechGroup has agreed with the Company, ABN AMRO Rothschild, Hoare Govett and Code Securities that, subject to certain exceptions, it will not, following Admission, dispose of any interest in any Ordinary Shares for a period of 12 months following Admission.

Each of IFC and Antipodean LLC has also agreed in the Lock-in Agreement not to dispose of any interest in its Ordinary Shares for a period of 9 months following Admission and, following the expiry of such 9 month period and until the date which falls 12 months following Admission, not to dispose of more than 40 *per cent* of its Ordinary Shares.

In addition to the restrictions summarised above, each of ACIII, AgCert International LLC, XL TechGroup, IFC and Antipodean LLC have agreed that, subject to certain restrictions, any disposal of any interest in Ordinary Shares which is permitted by the Lock-in Agreement will be effected through Hoare Govett and Code Securities, or on such terms as they may agree, for the purpose of maintaining an orderly market in the Company's securities. These restrictions will apply to ACIII, AgCert International LLC and XL TechGroup for a period of 24 months following Admission and to IFC and Antipodean LLC for a period of 18 months following Admission. Further details of the Lock-in Agreement are set out in paragraph 10 of Part VIII of this document.

AgCert International LLC holds 16,576,000 Ordinary Shares. Certain employees of the Group who are unit holders in AgCert International LLC, including but not limited to Alan Tank, Paul D'Alton and all members of senior management as well as a number of warrantholders of AgCert International LLC who elect to exercise such warrants, have the right, exercisable beginning 30 June 2006, to call for the distribution to them of Ordinary Shares in satisfaction of the redemption of the units they hold in AgCert International LLC.

US TRANSFER RESTRICTIONS

Although the Company is incorporated in Ireland, it is currently treated for certain US securities law purposes as a domestic US issuer because, at the date of this document, more than 50 *per cent* of its share capital is held by US residents and the majority of its executives are US citizens or residents.

The Placing Shares will not be registered under the Securities Act or under the applicable securities laws of any of the states of the United States and, therefore, may not be offered or sold in the US or to US Persons (as defined in Regulation S) unless they are so registered or an exemption from such registration is available. The Placing Shares are being offered only to non-US Persons in offshore transactions exempt from the registration requirements of the Securities Act in reliance on Regulation S thereunder. Accordingly, the Placing Shares are subject to the restrictions on transfer set out in Part VII of this document, including a restriction against hedging transactions involving the Placing Shares unless conducted in compliance with the Securities Act. Certificates representing the Placing Shares will bear legends with respect to such transfer restrictions. Placees and subsequent purchasers of the Placing Shares will be bound by the transfer restrictions set out in Part VII of this document pursuant to which, amongst other things, they will be bound by the agreement not to effect transfers of the Placing Shares except to transferees who also agree to these restrictions for so long as such restrictions are still applicable. These restrictions will not affect the dealings of the Ordinary Shares on an open and proper basis. Further details of these transfer restrictions are set out in Part VII of this document.

SETTLEMENT AND CREST

CREST is a paperless settlement procedure enabling securities to be evidenced otherwise than by certificate and transferred otherwise than by written instruction. As a result of the applicability of certain US securities laws and restrictions on transfer of the Placing Shares, as set out in Part VII of this document, the Placing Shares must be held in certificated form for a period of at least 12 months following Admission and therefore the Placing Shares will not be eligible for settlement through CREST during that time. It should be noted that under US securities laws, holders of the Placing Shares will be subject to certain restrictions on their ability to sell such shares as set out in the paragraph entitled "US Transfer Restrictions" in this Part III and in Part VII of this document. Accordingly, settlement of transactions in the Placing Shares following Admission will not take place within the CREST system although trades can be reported to the London Stock Exchange and the cash consideration can be settled using the CREST residual service.

IRISH TAKEOVER RULES

The Irish Takeover Panel Act, 1997 (the "Act"), the Irish Takeover Rules, 2001 and 2002 (the "Irish Takeover Rules") and the Substantial Acquisition Rules, 2001 (the "Substantial Acquisition Rules") provide the main regulatory framework in Ireland for the conduct of takeovers of Irish companies whose securities are traded on a recognised stock exchange of which the London

Stock Exchange is one ("Irish listed companies"). The Act and the Rules will normally only be relevant when the Company is proposing to make an offer for another Irish listed company or where it is the subject of an offer. The following provisions of the Rules will, however, be of continuing relevance.

The Substantial Acquisition Rules provide that, in general, no person may within a period of seven days acquire voting shares, or rights over voting shares, if such shares would represent more than 10 *per cent* of the voting rights in an Irish listed company and if the acquisition of such shares would cause that person to hold or have rights over between 15 *per cent* and 30 *per cent* or more of the voting shares in the company.

The Irish Takeover Rules provide that where a person acquires shares which, if taken together with shares already held by that person and by concert parties, amount to 30 *per cent* or more of the voting rights of an Irish listed company that person is required to make a general offer to acquire the shares of all other shareholders. This obligation to make a general offer is also imposed on a person (or persons acting in concert) who holds between 30 *per cent* or more of the voting rights in an Irish listed company and who increases that stake by more than 0.05 *per cent* in any 12 month period. The offer must be in cash, or be accompanied by a full cash alternative, at not less than the highest price paid by the offeror or any of its concert parties in the previous 12 months.

The Irish Takeover Rules and the Substantial Acquisition Rules also contain various provisions requiring notification to the Irish Takeover Panel, the Irish Stock Exchange and the company concerned of dealing in an Irish listed company's share capital whilst the company is the subject of a takeover offer.

IRISH MERGER CONTROL LEGISLATION

Under Irish merger control legislation, any person or entity proposing to acquire direct or indirect control of the Company through the acquisition of Ordinary Shares or otherwise must, subject to various exceptions and if various financial thresholds are met or exceeded, provide advance notice of such acquisitions to the Irish Competition Authority. Failure to notify properly is an offence under Irish law. The Competition Act, 2002 defines "control" as existing if, by reason of securities, contracts or any other means, decisive influence is capable of being exercised with regard to the activities of a company. Under Irish law, any transaction subject to the mandatory notification obligation set out in the legislation (or any transaction which has been voluntarily notified to the Irish Competition Authority) will be void, if put into effect before the approval of the Irish Competition Authority or before the prescribed statutory period following notification of such transaction lapses without the Irish Competition Authority having made an order.

DISCLOSURE REQUIREMENTS/NOTIFICATION OF INTERESTS IN SHARES

Under Irish company law, where any person acquires an interest in 5 *per cent* or more of the issued voting share capital of any class of an Irish public limited company, such person must notify the company in the prescribed manner and normally within five business days, of his interest and of certain information relating to that interest. Notification must also be made of any change in the percentage level of a person's interest above 5 *per cent* and any reduction to his or her interest to less than 5 *per cent*. Any interest, whether direct or through a spouse, minor child or company which the person in question is deemed to control or, in certain circumstances, other persons with whom he is acting in concert, would be regarded as an interest in shares for this purpose. Failure to notify punctually and properly is an offence under Irish company law. Additionally, Irish law provides that no right or interest whatsoever in respect of any of the relevant shares will be enforceable, whether directly or indirectly, by action or legal proceeding by the person having such an interest should they fail to notify the Company of such interest. Application may be made to the Irish High Court to remove this restriction, and if the court is satisfied that the failure to notify was accidental or due to inadvertence or that it is just and equitable to grant relief then the Court may grant such relief as it sees fit. The Company is obliged to keep a register showing all notifications received and to keep it open for inspection by the public.

PART IV

Financial Information

Section A – Accountants' report on AgCert International plc and its subsidiary undertakings

"KPMG

KPMG
Chartered Accountants
1 Stokes Place
St. Stephen's Green
Dublin 2
Ireland

The Directors
AgCert International plc
3 Ballymount Trading Estate
Suite 200
Ballymount Dublin 12
Ireland

The Directors
Code Securities Limited
30 St James's Square
London SW1Y 4AL
United Kingdom

The Directors
Hoare Govett Limited
250 Bishopsgate
London EC2M 4AA
United Kingdom

3 June 2005

Dear Sirs

Accountants' report on AgCert International plc (the "Company") and its subsidiary undertakings

We report on the financial information set out below in respect of the Company and its subsidiary undertakings (the "Group"). The financial information has been prepared for inclusion in the document issued by the Company dated 3 June 2005 which comprises listing particulars for the purposes of the Listing Rules of the UK Listing Authority (the "Listing Particulars"), prepared in connection with the Placing of ordinary shares of the Company and the admission of the ordinary shares of the Company to the Official List of the UK Listing Authority and to trading on the London Stock Exchange plc's market for listed securities.

The Company was incorporated as AgCert International Limited on 8 December 2004. On 18 May 2005, the Company was re-registered as AgCert International plc.

Basis of preparation

The financial information set out below has been extracted, without material adjustment, from the financial statements of the Group for the period from incorporation to 31 December 2004 and prepared on the basis described in the significant accounting policies set out on pages 55 and 56.

Responsibility

The financial statements are the responsibility of the Directors of the Company.

The Directors of the Company are responsible for the contents of the Listing Particulars in which this report is included.

It is our responsibility to compile the financial information set out in our report from the financial statements, to form an opinion on the financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. Our work also included the assessment of significant estimates and judgements made by those persons responsible for the preparation of the financial statements underlying the financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement, whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the financial information gives, for the purposes of the Listing Particulars, a true and fair view of the state of affairs of the Group as at 31 December 2004.

Consolidated income statement

The Group did not trade during the period from incorporation to 31 December 2004 and received no income and incurred no expenditure. Consequently, during this period the Group made neither a profit nor a loss.

Accordingly, the closing balance in the cumulative profit and loss account remains at €nil.

The Group had no other recognised income and expense nor any cash flows during this period and accordingly no statement of recognised income and expense, reconciliation of movements in shareholders' funds or statement of cash flows is presented.

Consolidated balance sheet

	Note	31 December 2004 €
Other receivables	1	10,000
Total current assets		10,000
Total assets		10,000
Equity		
Issued capital		10,000
Total equity attributable to Equity holders of the Company	2	10,000
Total equity and liabilities		10,000

Notes to the consolidated financial information

Significant accounting policies

AgCert International plc is a company domiciled in Ireland with a principal place of business at 3 Ballymount Trading Estate, Suite 200, Ballymount, Dublin 12, Ireland. The Company's registered office address is 30 Herbert Street, Dublin 2, Ireland. The consolidated financial information of the Company for the period from incorporation to 31 December 2004 comprise the Company and its subsidiaries (the "Group").

The financial statements were authorised for issue on 12 May 2005.

(a) *Statement of compliance*

The financial information has been prepared in accordance with International Financial Reporting Standards (IFRSs) and their interpretations adopted by the International Accounting Standards Board (IASB). The financial information also complies with IFRS as endorsed by the European Commission.

(b) *Basis of preparation*

The financial information is presented in euro and is prepared on the historical cost basis.

The preparation of financial information in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of asset and liabilities, income and expenses. The estimates and associated assumptions are based on management's best judgement as to what is reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

(c) *Basis of consolidation*

(i) Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exerciseable or convertible are taken into account. The financial information of subsidiaries are included in the consolidated financial information from the date that control commences until the date that control ceases.

(ii) Transactions eliminated on consolidation

Intra-group balances and any unrealised gains and losses or income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial information.

(d) *Foreign currency*

(i) Financial information of foreign operations

The financial information of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated into euro at the foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated into euro at rates approximating to the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation are recognised directly into a separate component of equity.

(e) *Other receivables*

Other receivables are stated at their cost less impairment losses (see accounting policy (f) below).

(f) *Impairment*

The carrying amounts of the Company's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated (see accounting policy f(i) below).

Notes to the consolidated financial information (continued)

An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds it recoverable amount. Impairment losses are recognised in the income statement.

(i) *Calculation of recoverable amount*

The recoverable amount of the Company's investments in receivables carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (that is, the effective interest rate computed at the time of initial recognition of these financial assets). Receivables with a short duration are not discounted.

(g) *Revenue*

(i) *Goods sold and services rendered*

Revenue from the sale of emission offsets is recognised when the Group has transferred the significant risks and rewards of ownership to a customer. Revenue is recognised only if it is probable that future economic benefits will flow to the Group and these benefits can be measured reliably.

In order for the Group to generate a Certified Emission Reduction, a number of steps must be performed, as follows:

- the Group constructs a facility that produces Emission Reductions;
- the United Nations approves the process and methodology of measuring Emission Reductions and certifies their acceptance of the production process;
- the Group has to obtain the approval of the Designated National Authority for the process and methodology in the country in which the Emission Reduction facility is based;
- the Group produces Emission Reductions to supply to the customer;
- the Group then notifies the customer that Emission Reductions have been verified and are held for the customer's account; and
- the Emission Reductions need to be registered by the UNFCCC before they become Certified Emission Reductions that can be utilised by the customer in its own jurisdiction to reduce its level of emission production.

The Group will only recognise revenue when it notifies the customer that the Emission Reductions have been produced and are held for the customer's account, and it determines that the delivery and regulatory risk encompassed in the final Emission Reduction registration and certification process is minimal. As of the date of this report, no Emission Reductions have yet been certified and, consequently, it is not possible to identify the degree of this delivery or regulatory risk.

1. Other receivables

	31 December 2004
	€
Amounts due on share capital	10,000
	10,000

Other receivables are shown net of impairment losses of €Nil.

Notes to the consolidated financial information (continued)

2. Capital and reserves

Reconciliation of movements in share capital

	Share capital	
	Number	*Value*
	000	*€*
(i) Authorised		
Ordinary shares with a par value of €0.01 per share	30,000	300,000
Balance at 31 December 2004	30,000	300,000

	Share capital	
	Number	*Value*
	000	*€*
(ii) Called up, issued and unpaid		
Ordinary shares of €0.01 each	1,000	10,000
In issue but unpaid at 31 December 2004	1,000	10,000

Ordinary shares

The holders of the ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company.

3. Significant subsidiary

The Company has an investment in the following subsidiary:

Name	*Country of incorporation*	*Ownership interest*
AgCert Services (USA), Inc	United States	100%

AgCert Services (USA), Inc was incorporated on 14 December 2004 and has not yet commenced trading.

4. Post balance sheet events

Significant subsidiaries

The following subsidiary undertakings have been incorporated since 31 December 2004:

Name of subsidiary	*Date of incorporation*	*Country of incorporation*	*Ownership interest*
AgCert Brazil Environmental Solutions Limited	7 March 2005	Brazil	99.98%(1)
AgCert Mexico Environmental Services S de RL de CV	10 February 2005	Mexico	99%(2)
AgCert Canada Holding Limited	2 March 2005	Ireland	100%

Note 1: The remaining ownership interest is held by Andlinger Capital III, LLC.

Note 2: The remaining ownership interest is held by AgCert Canada Holding Limited.

Transfer of certain business, assets and liabilities

Effective as of 1 January 2005, certain of the business, assets and liabilities of AgCert International LLC and AgCert Canada Co were acquired by the Company and its subsidiary undertakings.

The key transactions were:

- right, title and interest in the Biodigesters and lagoons constructed in Brazil and Mexico, together with all related equipment and tangible and intangible property were transferred from AgCert International LLC to the Company for the amount of US$1.5 million;

Notes to the consolidated financial information (continued)

- right, title and interest in and to any and all non US intellectual property rights (including the AgCert trade mark and the proprietary computer software) to be used outside of the United States of America were assigned from AgCert International LLC to the Company for the amount of US$3.7 million;
- right, title and interest in and to any and all US intellectual property rights (including the AgCert trade mark and the proprietary computer software) to be used inside the US only were assigned from AgCert International LLC to AgCert Services USA, Inc. a subsidiary of the Company, for the amount of US$10.
- the Company acquired the rights and assumed the obligations of AgCert Canada Co under certain contracts with Biodigester construction contractors in Brazil and letters of intent, contracts and arrangements with farmers in Canada, Brazil and Mexico for the collection of relevant data, construction of certain improvements on farmers' property and the generation of environmental emission offsets. As part of the assignment, the Company agreed to assume AgCert Canada Co's obligations under a certain promissory note (the "Canadian Note") in the original amount of US$1.3 million issued by AgCert Canada Co to AgCert International LLC in respect of the financing by AgCert International LLC of AgCert Canada Co's costs in obtaining and performing the contracts. In exchange for the cancellation of the Canadian Note, the Company issued to AgCert International LLC US$1.3 million in nominal value of Series "B" Unsecured Non-Convertible Loan Notes 2007;
- certain customer contracts were assigned from AgCert Canada Co to the Company for US$nil consideration;
- AgCert Canada Holding Limited, a subsidiary of the Company, acquired the issued share capital of AgCert Canada Co for US$1.

The consideration paid in respect of key transactions outlined above totalled US$6.5 million and was settled through the issuance by the Company to AgCert International LLC of Series "A" Unsecured Non-Convertible Loan Notes 2007 ("Series "A" Notes") in the amount of US$2.7 million and the issuance of Series "B" Unsecured Non-Convertible Loan Notes 2007 ("Series "B" Notes") in the amount of US$3.8 million.

Unsecured Non-Convertible Loan Notes

On 18 April 2005, pursuant to the Company's memorandum and articles of association, the Company resolved to constitute the Series "A" Notes and the Series "B" Notes (the "Notes").

(i) *Series "A" Unsecured Non-Convertible Loan Notes*

The principal amount of the Series "A" Notes is limited to US$10.0 million. The Series "A" Notes may be issued fully paid up in nominal amounts and integral multiples of US$10,000. The Series "A" Notes constitute unsecured obligations of the Company and carry interest at the rate of 1 *per cent* above the three month Libor rate per annum on the principal amount of the Series "A" Notes. Interest will be payable in arrears on 1 April and 1 October in each year.

All Series "A" Notes not previously redeemed by the Company under the Series "A" Note Instrument will be repaid at par together with accrued interest (after deducting tax) on 30 June 2007.

(ii) *Series "B" Unsecured Non-Convertible Loan Notes*

The principal amount of the Series "B" Notes is limited to US$15.0 million. The Series "B" Notes may be issued fully paid up in nominal amounts and integral multiples of US$10,000. The Series "B" Notes constitute unsecured obligations of the Company, and carry interest at the rate of 1 *per cent* above the three month Libor rate per annum on the principal amount of the Series "B" Notes. Interest will be payable by equal quarterly instalments in arrears on 1 October, 1 January, 1 April and 1 September each year.

Notes to the consolidated financial information (continued)

All Series "B" Notes not previously redeemed by the Company under the Series "B" Note instrument will be repaid at par together with accrued interest (after deducting tax) on 30 June 2007.

(iii) *Redemption and/or immediate payment of Series "A" Notes and Series "B" Notes*

The Company shall at any time be entitled to, upon giving two days' prior written notice to the Note holders, redeem at par the whole or any part of the Notes.

The Notes shall become immediately repayable at par together with any accrued interest (after deduction of tax) on the happening at any time of:

- the Company failing to repay the principal amount of the Notes or any part of it or to pay any interest thereon within 14 days after the due date for such repayment or payment;
- the Company or any subsidiary ceases or threatens to cease carrying on its business or a material part of its business
- the Company or any subsidiary is deemed to become insolvent or stops or suspends payment of its debts or proceedings are commenced relating to the restructuring or adjustment of debt
- any order is passed by any competent court or an effective resolution is passed for the winding up or dissolution of or appointment of a liquidator to the Company or any subsidiary
- a receiver is appointed over the whole or any substantial part of the undertaking, property or assets of the Company or any subsidiary and is not lifted or discharged within 14 days
- an order is made by any competent court or a petition is presented for the appointment of an examiner to the Company or any subsidiary, or an examiner is appointed in respect of the Company or any subsidiary
- any other loan notes or any loan stock or other indebtedness other than trade debts arising in the ordinary course of business issued or owing by the Company become repayable before its due date by reason of the Company's default or is not paid when due and the holders of such loan note or loan stock or any creditor takes steps to enforce payment
- in the event of any public or private offer of shares in the capital of the Company yielding net proceeds of US$50 million or trade sale in which event the Note shall be repaid to the Noteholder out of the proceeds of such public or private offering or trade sale

Renominalisation of share capital

On 29 April 2005, the shareholders of the Company passed a special resolution to:

- subdivide the Company's 29,000,000 authorised but un-issued €0.01 ordinary share capital into 2,900,000,000 ordinary shares of €0.0001 each;
- subdivide the Company's 1,000,000 currently in issue €0.01 ordinary share capital into 100,000,000 ordinary shares of €0.0001 each; and
- increase the authorised share capital of the Company from €300,000 to €301,000 by the creation of 10,000,000 Series "A" Redeemable Non-Convertible Preferred Shares of €0.0001 each.

Redeemable Non-Convertible Preferred Shares

The Series "A" Non-Convertible Preferred Shares (the 'Series "A" Shares') are a separate class of shares. Each Series "A" Share entitles the holder to a vote at general meetings of the Company. The Series "A" Shares do not have a right to receive any income. The Company may redeem the Series "A" Shares in accordance with the provisions of the Series "C" Variable Rate Redeemable Unsecured Convertible Loan Note 2010 at a value per share no greater than the nominal value of the Series "A" Share. The Series "A" Shares are not convertible into any other shares in the share capital of the Company.

Notes to the consolidated financial information (continued)

Unsecured Redeemable Convertible Loan Notes

On 29 April 2005 pursuant to the Company's memorandum and articles of association, the Company resolved to constitute Series "C" Variable Rate Redeemable Unsecured Convertible Loan Note 2010 in the Amount of €8,376,450 (the 'Series "C" Note').

(i) *Series "C" Notes*

The Series "C" Notes may be issued fully paid up in nominal amounts and integral multiples of €1.00. The Series "C" Notes constitute unsecured obligations of the Company. The Series "C" Notes will rank pari passu in priority of payment and in all other respects with out any preference among themselves and at least pari passu with all other subordinated obligations of the Company. In the event of insolvency proceedings over the Company's estate or the liquidation, dissolution or winding-up of the Company, no payments shall be made to the Series "C" Note holders until all claims of all unsubordinated creditors have been fully satisfied, but, subject thereto the Note holders shall be entitled to claim payment in full of an amount equal to €776 plus the principal amount of each Series "C" Note and accrued interest multiplied by a factor of 1.25. Each Series "C" Note holder has the right to receive a fixed rate cumulative interest payment at the rate of 8 per cent per annum or 16 per cent per annum if a qualified initial public offering does not occur within 18 months of the date of issue of the Series "C" Notes. Interest will accrue on a daily basis and will be payable in two equal instalments on 31 March and 30 September in each year.

A qualified initial public offering is a public offering of shares resulting in net cash proceeds of at least €38,783,741, and the shares are listed on a specifically identified automated stock quotation system or stock exchange, including the London Stock Exchange.

(ii) *Redemption*

The redemption date for the Series "C" Notes is the fifth anniversary of the date of issue of the Series "C" Notes.

(iii) *Conversion*

Upon the occurrence of a qualified initial public offering, the Series "C" Notes shall automatically convert into ordinary shares.

A Series "C" Note holder will be entitled at certain times to convert its Series "C" Notes into ordinary shares in the Company by requiring the Company to allot fully paid ordinary shares in exchange for the principal amount of the Series "C" Notes together with accumulated interest.

Upon a qualified initial public offering the Series "C" Notes convert into ordinary shares in accordance with the following formula:

$$OS=(2.5(P+€776))/PPS$$

where

OS= number of ordinary shares issuable on conversion

P= principal amount of the Series "C" Note holder's Note, plus accumulated interest immediately before the conversion

PPS= price per share of the ordinary shares to be offered and sold in the qualified initial public offering.

In the event that such a conversion would result in the Series "C" Note holders shareholding in the Company being equal to or greater than 20 per cent of the entire issued ordinary share capital after completion of the qualified initial public offering, the Series "C" Note holders may require the Company to redeem all or any portion of the Series "C" Notes which if converted would exceed 20 per cent of the entire issued ordinary share capital, at a redemption price for the Series "C" Notes calculated as follows:

$$D \times E$$

Notes to the consolidated financial information (continued)

where

D= the proportion of the principal amount outstanding and accumulated interest that, when converted would result in the Series "C" Note holders holding more than 20 per cent of the entire issued ordinary share capital, plus €776 .

E= 2.5

If at the conversion date there has not already been a trade sale or any public offering of ordinary shares, a Series "C" Note holder converting a principal amount of the Series "C" Notes shall receive a number of ordinary shares calculated as follows:

$$OS=((IS+RS)\times 2.5\times P)/(EV+AEP-(2.5\times P))$$

where

OS= the number of ordinary shares to be issued on the conversion

P= the principal amount of the Series "C" Note to be converted plus accumulated interest immediately before the conversion

IS= the number of ordinary shares in issue immediately before the conversion (without giving effect to exercise of the rights included in RS, to the conversion of P or any subsequent conversion of the Series "C" Notes)

RS= the aggregate number of ordinary shares issuable on exercise of any warrants, options convertible securities or other rights to acquire ordinary shares from the Company (other than the right to convert P into ordinary shares and the right to convert any other Series "C" Notes) outstanding immediately before conversion

EV= is the enterprise value of the Company as specified in the relevant independent valuation, after all liabilities (including any Series "C" Notes to be outstanding after the conversion, but excluding P), and the liquidation preference of any capital stock preferred to the ordinary shares

AEP= is the aggregate exercise or conversion price of all rights included in RS .

If the right to convert is exercised contemporaneously with, or following, a share sale or any public offering of the ordinary shares, a Series "C" Note holder converting a principal amount of the Series "C" Notes shall receive a number of ordinary shares calculated as follows:

$$OS=(2.5\times(P+€776))/PPS$$

where

P= the principal amount of the Series "C" Note holder's note plus accumulated interest immediately before conversion (subject to reduction in the event that the Company exercises its right to pay accrued but unpaid interest that is not overdue)

PPS= either (a) in the case of any share sale (whether contemporaneously with or subsequent thereto) the sale price per share (on a common equivalent basis) realised in connection therewith; (b) in the case of conversion contemporaneously with the consummation of a non qualified initial public offering of ordinary shares, the sale price per share of such offering; (c) in the case of conversion contemporaneously with the consummation of a non qualified initial public offering of equity securities (other than ordinary shares) the sale price per share (on a common equivalent basis) of such offering; (d) if subsequent to any such non qualified initial public offering of ordinary shares, the average of the bid price per ordinary share for the ten trading days prior to the conversion date; or (e) if subsequent to any such non qualified initial public offering of equity securities (other than ordinary share) the average of the bid price per such equity securities (on a common equivalent basis) for the ten trading days prior to the conversion date.

Notes to the consolidated financial information (continued)

If there is an issue of shares by the Company at any time within 12 months after any conversion of any Series "C" Notes, the Company shall give not less than 14 clear days notice of the further issue to those holders of any ordinary shares which were issued upon conversion of the Series "C" Notes.

If the further issue occurs within a 90 day period following any conversion of any Series "C" Notes, and if any former Series "C" Note holder would have been entitled to receive a greater number of ordinary shares had such a further issue been completed prior to the conversion, then the former Series "C" Note holder shall be entitled to subscribe for and be allotted such number of additional ordinary shares as it would have received had the issue taken place prior to the conversion of the converted Series "C" Notes.

If the further issue takes place more than 90 days after, but before the first anniversary of the conversion of the Series "C" Notes, and the former Series "C" Note holder determines that the value at which the further issue is proposed to be made is less than the fair market value of the shares to be issued in the further issue, the former Series "C" Note holder may require the Company to obtain a fairness opinion from a recognised valuation firm confirming the fairness of the further issue valuation. If the valuation firm indicates that the fair value is less than the fair market value, then each former Series "C" Note holder shall be entitled to subscribe for and to be issued and allotted (at a price equal to the nominal value of the shares to be allotted in accordance with this requirement) such number of additional ordinary shares as shall be necessary to ensure that the relevant former Series "C" Note holder receives the same number of ordinary shares it would have received had the further issue taken place prior to the conversion of the converted Series "C" Notes and at a value equal to the fair market value indicated by the valuation firm.

Investment by International Finance Corporation ('IFC') and Antipodean Capital Partners LLC ('AP')

On 29 April 2005, in support of the Company's investment programme, IFC agreed to invest €7,756,748. The IFC investment was settled by way of subscription for €7,755,972 Series "C" Notes and €776 for 7,755,972 Series "A" Shares, together with being issued warrants.

The Company also agreed to issue to AP €620,478 Series "C" Notes and €62 for 620,478 Series "A" Shares in compensation for services rendered to the Company having a value of €620,541, together with warrants.

Warrants

During a three year period subsequent to a qualified initial public offering, IFC and AP shall have an option to subscribe for shares at an option price per initial public offering share equal to the price at which the initial public offering shares were first offered to the public. The number of such initial public offering shares that are the subject of the option shall, in the case of:

1 IFC, be determined by dividing €3,878,374 by the initial public offering price and

2 AP, be determined by dividing €310,270 by the initial public offering price.

The option may be exercised in whole or in part and shall not become exercisable until:

- A syndicated loan for the benefit of the Company arranged by IFC of not less than US$20.0 million is arranged;
- The Company shall have obtained host country approval of a Company sponsored project in the People's Republic of China or the Republic of the Philippines; or
- The completion of a debt facility providing not less than US$10.0 million of financing on commercially reasonable terms or better for the farmers with whom the Company executed aggregation contracts.

Notes to the consolidated financial information (continued)

Subsequent to a qualified Initial Public Offering the option shall become exercisable in full upon and for 90 days immediately after the earlier of a trade sale or an acquisition by a third party of 30 *per cent* or more of the Company's issued share capital (or series of transactions resulting in an acquisition of 30 *per cent* or more of the Company's issued share capital).

Contractual commitments

Effective as of 1 January 2005, certain long term contractual commitments held by AgCert International LLC and AgCert Canada Co were transferred to the Company.

The Company now has a number of long term contractual commitments to supply certified emission reductions ("CERs") to third parties. The sales value of these contractual commitments is €74 million. In certain circumstances where the Company is unable to generate sufficient quantities of CERs to supply to the third parties, under the terms of these contracts replacement CERs would need to be sourced in order for the Company to fulfil its contractual obligations. The projected cost of these alternate CERs is indeterminable, however it is possible that the Company would have to acquire these CERs at the then prevailing market price.

Yours faithfully

KPMG
Chartered Accountants
Dublin, Ireland"

PART IV

Financial Information

Section B – Accountants' report on the Combined Entity

KPMG

KPMG
Chartered Accountants
1 Stokes Place
St. Stephen's Green
Dublin 2
Ireland

The Directors
AgCert International plc
3 Ballymount Trading Estate
Suite 200
Ballymount, Dublin 12
Ireland

The Directors
Code Securities Limited
30 St James's Square
London SW1Y 4AL
United Kingdom

The Directors
Hoare Govett Limited
250 Bishopsgate
London EC2M 4AA
United Kingdom

3 June 2005

Dear Sirs,

Accountants' report on AgCert International LLC and AgCert Canada Co (the "Combined Entity")

We report on the financial information set out below in respect of the Combined Entity. The financial information has been prepared for inclusion in the document issued by AgCert International plc (the "Company") dated 3 June 2005 which comprises listing particulars for the purpose of the Listing Rules of the UK Listing Authority (the "Listing Particulars"), prepared in connection with the Placing of ordinary shares of the Company and the admission of the ordinary shares of the Company to the Official List of the UK Listing Authority and to trading on the London Stock Exchange plc's market for listed securities.

The Company was incorporated as a limited liability company on 8 December 2004 and did not trade prior to this date. The Company re-registered as an Irish public limited company on 18 May 2005. The Company commenced trading on 1 January 2005 when it acquired certain of the business, assets and liabilities of AgCert International LLC, a limited liability company organised in the United States of America on 10 May 2002 and certain of the business, assets and liabilities of AgCert Canada Co., an unlimited liability Company incorporated on 15 January 2003 under the laws of the Province of Nova Scotia, Canada.

Basis of preparation

The financial information set out below (the "Financial Information") comprises combined financial statements which conform with International Financial Reporting Standards (the "Financial Statements"). This Financial Information is based, after making such adjustments as we consider necessary to the audited combined financial statements of the Combined Entity which were prepared in accordance with Generally Accepted Accounting Principles

promulgated in the United States of America in respect of the eight month period from organisation to 31 December 2002, the year ended 31 December 2003 and the year ended 31 December 2004. The Financial Statements comprise of a combined income statement, combined statement of recognised income and expenses, combined balance sheet, combined statement of cash flows and related notes.

The Financial Statements are measured and presented in United States dollars ("USD" or "$") which is the functional currency of both AgCert International LLC and AgCert Canada Co.

As the Company is an Irish registered company and its ordinary shares will be listed on the London Stock Exchange, Supplementary Financial Information denominated in euro and comprising a combined income statement, a combined statement of recognised income and expense, a combined balance sheet and a combined statement of cash flows have been prepared and is presented on pages 89 to 93.

The Financial Information includes interest expenses charged by Andlinger Capital Partners LLC and XL TechGroup Inc. During the eight month period from organisation to 31 December 2002 and the years ended 31 December 2003 and 31 December 2004, the Combined Entity's operations were principally funded by capital contributions and interest bearing loans from Andlinger Capital Partners LLC and XL TechGroup, Inc. The basis of the funding and consequently the interest charges and financing cash flows may not be representative of the capital structure, interest charges and financing flows of the Company and its subsidiary undertakings going forward.

The Financial Information includes charges for management services between XL TechGroup Inc and the Combined Entity in respect of administration costs, for the eight month period from organisation to 31 December 2002 and the year ended 31 December 2003. The charges may not be representative of the charges to be incurred by the Company and its subsidiary companies going forward.

Responsibility

The combined financial statements are the responsibility of the Directors of the Company who approved their issue.

The Directors of the Company are responsible for the contents of the Listing Particulars in which this report is included.

It is our responsibility to compile the Financial Information set out in our report, to form an opinion on the Financial Information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the Financial Information. The evidence included that previously obtained by the auditors, KPMG LLP, a United States limited liability partnership and member firm of KPMG International, a Swiss co-operative, pertaining to the audit of the combined financial statements underlying the Financial Information of the Combined Entity.

Our work also included an assessment of significant estimates and judgements made by those persons responsible for the preparation of the Financial Statements, underlying the Financial Information and whether the accounting policies are appropriate to the Combined Entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Financial Information is free from material misstatement, whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the Financial Information gives, for the purposes of the Listing Particulars, a true and fair view of the state of affairs of the Combined Entity as at the dates stated and of its results and cash flows for the periods then ended.

Combined income statement

	Note	Period ended 31 December 2002 $ Continuing operations	Year ended 31 December 2003 $ Continuing operations	Year ended 31 December 2004 $ Continuing operations
Revenue	1	—	—	—
Cost of sales	1	—	—	—
Gross profit		—	—	—
General and administrative expenses		(492,238)	(2,102,853)	(3,334,897)
Other operating expenses	2	(885,754)	(3,006,755)	(976,892)
Operating loss before financing costs		(1,377,992)	(5,109,608)	(4,311,789)
Financial expenses	4	(55,604)	(30,937)	(19,647)
Net financing costs		(55,604)	(30,937)	(19,647)
Loss before tax		(1,433,596)	(5,140,545)	(4,331,436)
Income tax expense	5	—	—	—
Loss for the period		(1,433,596)	(5,140,545)	(4,331,436)
Attributable to:				
Equity holders of the Combined Entity		(1,433,596)	(5,140,545)	(4,331,436)
Loss for the period		(1,433,596)	(5,140,545)	(4,331,436)

Combined statement of recognised income and expense

	Note	Period ended 31 December 2002 $	Year ended 31 December 2003 $	Year ended 31 December 2004 $
Loss for the period		(1,433,596)	(5,140,545)	(4,331,436)
Total recognised income and expense for the period	10	(1,433,596)	(5,140,545)	(4,331,436)
Attributable to:				
Equity holders of the Combined Entity		(1,433,596)	(5,140,545)	(4,331,436)
Total recognised income and expense for the period		(1,433,596)	(5,140,545)	(4,331,436)

Combined balance sheet

	Note	As at 31 December 2002 $	As at 31 December 2003 $	As at 31 December 2004 $
Assets				
Property, plant and equipment	6	—	92,837	1,638,363
Total non-current assets		—	92,837	1,638,363
Other investments	7	—	88,350	181,778
Trade and other receivables	8	178,012	46,456	147,828
Cash and cash equivalents	9	213,417	280,587	200,433
Total current assets		391,429	415,393	530,039
Total assets	1	391,429	508,230	2,168,402
Equity				
Capital		1,000	4,002,000	9,418,687
Unit grants		101,000	101,000	(223,187)
Warrants		35,541	35,541	63,026
Accumulated losses		(1,433,596)	(6,574,141)	(10,888,514)
Total equity attributable to Equity holders of the Combined Entity	10	(1,296,055)	(2,435,600)	(1,629,988)
Liabilities				
Interest bearing loans and borrowings	11	—	—	2,670,000
Deferred revenue	13	—	500,000	500,000
Total non-current liabilities		—	500,000	3,170,000
Interest bearing loans and borrowings	11	1,510,000	1,944,255	—
Trade and other payables	14	177,484	499,575	628,390
Total current liabilities		1,687,484	2,443,830	628,390
Total liabilities		1,687,484	2,943,830	3,798,390
Total equity and liabilities	1	391,429	508,230	2,168,402

Combined statement of cash flows

	Period ended 31 December 2002 $	*Year ended 31 December 2003* $	*Year ended 31 December 2004* $
Cash flows from operating activities			
Loss for the period	(1,433,596)	(5,140,545)	(4,331,436)
Adjustments for:			
Depreciation	—	12,674	52,813
Amortisation	35,541	2,262	5,745
Other	101,000	—	—
Interest expense	55,604	30,937	19,647
Amortisation of deferred compensation – equity settled expense	—	—	17,063
Operating loss before changes in working capital and provisions	(1,241,451)	(5,094,672)	(4,236,168)
(Increase)/decrease in related party balances	(147,075)	154,971	77,920
Increase in trade and other receivables	(30,937)	(15,519)	(87,187)
Increase in trade and other payables	121,880	327,800	18,026
Increase in deferred revenue	—	500,000	—
Interest paid	—	(44,542)	(962)
Net cash from operating activities	(1,297,583)	(4,171,962)	(4,228,371)
Cash flows from investing activities			
Acquisition of property, plant and equipment	—	(105,511)	(1,598,339)
Acquisition of option securities	—	(88,350)	(93,429)
Net cash from investing activities	—	(193,861)	(1,691,768)
Cash flows from financing activities			
Proceeds from the issue of capital	1,000	4,001,000	2,822,500
Proceeds from issue of unsecured loans	—	1,950,000	2,990,000
Proceeds from issue of convertible loans	1,510,000	—	—
Repayment of convertible loans	—	(1,510,000)	—
Proceeds on exercise of warrants	—	—	27,485
Payment of transaction costs	—	(8,007)	—
Net cash from financing activities	1,511,000	4,432,993	5,839,985
Net increase/(decrease) in cash and cash equivalents	213,417	67,170	(80,154)
Cash and cash equivalents at beginning of financial period	—	213,417	280,587
Cash and cash equivalents at 31 December	213,417	280,587	200,433

Notes to the Combined Financial Information

Significant accounting policies

AgCert International LLC is a company domiciled in the United States of America and was organised on 10 May 2002 under the laws of the State of Delaware. The registered office of AgCert International LLC is 2711 Centreville Road, Suite 400, Wilmington, Delaware, 19808, United States of America and the principal place of business is 1901 South Harbour City Boulevard, Suite 300, Melbourne, Florida, 32901, United States of America.

AgCert Canada Co is a company domiciled in Canada and was incorporated on 15 January 2003. The registered office of AgCert Canada Co is 1959 Upper Water Street, Suite 900, Halifax, Nova Scotia, B3J 2X2, Canada, and the principal place of business is Manulife Place, Suite 1100, 10180 101 Street, Edmonton, Alberta, T5J 3S4, Canada.

The Financial Information comprises combined financial statements which conform with International Financial Reporting Standards ("IFRSs") (the "Financial Statements"). This Financial Information is based, after making such adjustments as we consider necessary to the audited combined financial statements of the Combined Entity for the eight month period ended 31 December 2002, the year ended 31 December 2003 and the year ended 31 December 2004 which were prepared in accordance with Generally Accepted Accounting Principles promulgated in the United States of America, as if the Combined Entity were under common ownership.

The Financial Statements were authorised for issue by the directors on 20 April 2005.

(a) *Statement of compliance*

The Financial Information has been prepared in accordance with IFRSs and their interpretations adopted by the International Accounting Standards Board (IASB). The Financial Information also complies with IFRS as endorsed by the European Commission.

(b) *Basis of preparation*

AgCert International LLC, a limited liability company, was organised on 10 May 2002, in accordance with the laws of the State of Delaware, United States of America with primary business activities comprised of the generation of emission reduction offsets and aggregation processes associated with the registration and sale of emission reduction offsets. No subsidiaries were controlled by AgCert International LLC during the financial periods from the date of organisation to 31 December 2002, the year ended 31 December 2003 or the year ended 31 December 2004.

AgCert Canada Co is an unlimited liability company incorporated on 15 January 2003 under the laws of the Province of Nova Scotia, Canada with primary business activities comprised of identifying and developing contractual relationships with third parties interested in purchasing emission reduction offsets. No subsidiaries were controlled by AgCert Canada Co during the financial periods from the date of incorporation to 31 December 2003.

As certain of the business, assets and liabilities of both AgCert International LLC and AgCert Canada Co were acquired by AgCert International plc effective as of 1 January 2005, the Financial Statements which comprise a combined income statement, combined statement of recognised income and expense, a combined balance sheet, a combined statement of cash flows and related notes are presented in respect of the Combined Entity, as if it were under common ownership.

The Financial Information is presented in USD and is prepared on the historical cost basis.

The preparation of the Financial Information in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on management's best judgement as to what is reasonable and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Notes to the Combined Financial Information (continued)

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 20.

The Combined Entity's accounting policies, as set out below, have been applied consistently to all periods presented in this Financial Information.

(c) Foreign currency

(i) Foreign currency transactions

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into USD at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated into USD at foreign exchange rates ruling at the dates the fair value was determined.

(d) Property, plant and equipment

(i) Owned assets

Items of property, plant and equipment are stated at cost less accumulated depreciation (see accounting policy d(iii) below) and impairment losses (see accounting policy (i) below).

The cost of self-constructed assets includes the cost of materials, direct labour and capitalised interest.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

The Combined Entity owns production assets (known as Biodigesters) which were constructed by the Combined Entity through various subcontractors and are located at numerous farm sites in North and South America. The Combined Entity has entered into supply contracts with a number of farm owners which give AgCert the sole rights to all environmental benefits derived from the data collected from the farmer for up to ten years, including the benefits arising from the combustion of methane into carbon dioxide. At the end of the contract, title to the Biodigesters will pass to the farmers. In the event that the contract is renewed, the Biodigesters could have a further estimated useful life, to be evaluated at the termination of the contracts. The Combined Entity constructs the Biodigesters on individual sites and capitalises only direct costs. Upon completion of each site, the asset is placed in service. If the construction phase of the Biodigester extends over a long period, the interest incurred on borrowed capital up to the date of completion is capitalised as part of the cost of construction.

(ii) Subsequent costs

Where the Combined Entity replaces a part of such an item of property, plant and equipment, the original part is derecognised, and the replacement part is recognised in the carrying amount when that cost is incurred and if it is probable that the future economic benefits embodied with the item will flow to the Combined Entity and the cost of the item can be measured reliably. All other costs are recognised in the income statement as an expense as incurred.

(iii) Depreciation

Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment.

Notes to the Combined Financial Information (continued)

The Biodigesters are depreciated over the shorter of the length of the contract between the farmers and the Combined Entity, and the useful life of the asset.

The estimated useful lives are as follows:

• Biodigesters	10 years
• computer software	5 years
• engineering equipment	5 years

The residual value, if not insignificant, is reassessed annually.

(e) Investments

(i) Investments in debt and equity securities

Financial instruments held for trading are classified as current assets and are stated at fair value with any resultant gain or loss recognised in the income statement. Where the fair value of financial instruments held for trading cannot be reliably measured, the carrying amount is deemed to reflect their fair value.

Financial instruments classified as held for trading are recognised/derecognised by the Combined Entity on the date it commits to purchase/sell the investments.

(f) Trade and other receivables

Trade and other receivables are stated at their cost less impairment losses (see accounting policy (i) below).

(g) Inventories

Inventories of offsets are stated at the lower of cost or net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and selling expenses.

Cost comprises all production costs and conversion costs and will be aggregated on a weighted average basis. At the end of each period, inventory cost will be evaluated based on the recoverable value and current market pricing to determine whether any write down is appropriate. To the extent that any impairment arises, losses from inventory valuation will be recognised in the period incurred. Additionally, the costs associated with producing the inventories will be charged to the income statement in the same period as the related revenues are recognised.

The cost of other inventories is based on the first-in first-out principle, determined on a weighted average cost basis, and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition.

(h) Cash and cash equivalents

Cash and cash equivalents comprise cash balances. Bank overdrafts that are repayable on demand and form an integral part of the Combined Entity's cash management are included as a component of cash and cash equivalents for the purposes of the statement of cash flows.

(i) Impairment

The carrying amounts of the Combined Entity's assets, other than inventories (see accounting policy (g) above), are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated (see (i) below).

An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

Impairment losses recognised in respect of cash generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash generating units (or group of units) and then, subsequently to reduce the carrying amounts of all other assets in the unit (or group of units) on a pro rata basis.

Notes to the Combined Financial Information (continued)

(i) Calculation of recoverable amount

The recoverable amount of the Combined Entity's investments in receivables carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (that is, the effective interest rate computed at the time of initial recognition of these financial assets). Receivables with a short duration are not discounted.

The recoverable amount of other assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

(ii) Reversals of impairment

An impairment loss in respect of a receivable carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had originally been recognised.

(j) Capital

The capital of the Combined Entity includes the capital of AgCert International LLC and AgCert Canada Co.

(i) Equity units

AgCert International LLC is a limited liability company organised under the laws of the State of Delaware, United States of America. The members of this company are entitled to obtain a share of units of equity.

(ii) Share capital

AgCert Canada Co, is an unlimited liability company incorporated under the laws of the Province of Nova Scotia, Canada, and having an authorised share capital of 1 million common shares (without nominal or par value).

(iii) Dividends

Dividends are recognised as a liability in the period in which they are declared.

(k) Convertible notes

Convertible notes that can be converted to share capital at the option of the holder, where the number of shares issued does not vary with changes in their fair value, are accounted for as compound financial instruments. Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components in proportion to the allocation of proceeds. The equity component of the convertible notes is calculated as the excess of the issue proceeds over the present value of the future interest and principal payments, discounted at the market rate of interest applicable to similar liabilities that do not have a conversion option. The interest expense recognised in the income statement is calculated using the effective interest rate method.

Notes to the Combined Financial Information (continued)

(l) Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

(m) Employee benefits

(i) Grants of restricted units

As part of its overall compensation program, AgCert International LLC from time to time enters into unit grant agreements with employees which allow employees to acquire an equity interest in AgCert International LLC comprising of units (see accounting policy j (i) above). The fair value of any restricted units granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at unit grant date and spread over the period during which the employees become unconditionally entitled to the units.

(n) Trade and other payables

Trade and other payables are stated at cost.

(o) Revenue

(i) Goods sold and services rendered

Revenue from the sale of emission offsets is recognised when the Combined Entity has transferred the significant risks and rewards of ownership to a customer. Revenue is recognised only if it is probable that future economic benefits will flow to the Combined Entity and these benefits can be measured reliably.

In order for the Combined Entity to generate a Certified Emission Reduction, a number of steps must be performed, as follows:

- the Combined Entity constructs a facility that produces Emission Reductions;
- the United Nations approves the process and methodology of measuring Emission Reductions and certifies their acceptance of the production process;
- the Combined Entity has to obtain the approval of the Designated National Authority for the process and methodology in the country in which the Emission Reduction facility is based;
- the Combined Entity produces Emission Reductions to supply to the customer;
- the Combined Entity then notifies the customer that Emission Reductions have been verified and are held for the customer's account; and
- the Emission Reductions need to be registered by the UNFCCC before they become Certified Emission Reductions that can be utilised by the customer in its own jurisdiction to reduce its level of emission production.

The Combined Entity will only recognise revenue when it notifies the customer that the Emission Reductions have been produced and are held for the customer's account, and it determines that the delivery and regulatory risk encompassed in the final Emission Reduction registration and certification process is minimal. As of the date of this report, no Emission Reductions have yet been certified and, consequently, it is not possible to identify the degree of this delivery or regulatory risk.

(p) Expenses

(i) Net financing costs

Net financing costs comprise interest payable on borrowings calculated using the effective interest rate method, interest receivable on funds invested and foreign exchange gains and losses.

Notes to the Combined Financial Information (continued)

Interest income is recognised in the income statement as it accrues using the effective interest method.

(ii) Development, engineering and intellectual property costs

The Combined Entity utilises consultants, professional service firms, subcontractors and various internal resources to undertake various initiatives related to research, engineering and development activities associated with its business. These initiatives include the following: development of a UNFCCC approved methodology to calculate emission offsets; development of standardised processes to apply for and ensure offset registration; development of standardised processes to obtain offset raw materials; development of standardised Biodigester construction processes; development of standardised monitoring and data collection processes; development of governmental contacts, industry knowledge, and relationships with verification and validation agencies; and development of a supply base of livestock farmers (supply aggregation). Additionally, the Combined Entity incurred costs to protect intellectual property rights associated with proprietary standardised processes and has also incurred costs associated with patent applications and trademark registration. To date, no development, engineering or intellectual property costs have been capitalised due to the uncertainty surrounding the recoverability of costs arising from the non-ratification of the Kyoto Protocol up to the last balance sheet date of 31 December 2004. Those development costs meeting the intangible asset recognition criteria under International Accounting Standard 38 "Intangible Assets" will be capitalised and amortised.

Further detail is set out in note 21 "Subsequent events".

(q) Income tax

Under the provisions of the Internal Revenue Code of the United States of America and applicable state laws within the United States of America, AgCert International LLC is not directly subject to income taxes; the result of its operations are included in the tax returns of its members. Therefore, no provision for US income taxes in respect of AgCert International LLC has been included in the accompanying Financial Statements.

AgCert Canada Co is subject to income taxes but has incurred net operating losses since inception and no income taxation has become payable.

No deferred tax has therefore been provided.

(r) Segment reporting

A segment is a distinguishable component of the Combined Entity that is engaged in providing products or services (by business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Notes to the Combined Financial Information (continued)

1. Segment reporting

Segment information is presented in respect of the Combined Entity's business and geographical segments. The primary format, business segments, is based on the Combined Entity's management and internal reporting structure.

Inter-segment pricing is determined on an arm's length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

(i) *Business segments*

The Combined Entity comprises one business segment being the generation of emission reduction offsets.

(ii) *Geographical segments*

Group operations are headquartered in Dublin, Ireland. The generation of emission offsets business is managed from the sales and administrative offices located in Florida, USA.

Emission reduction offsets are generated in two principal geographical areas being South America and North America.

In presenting the information on the basis of geographical segments, segment assets are based on the geographical location of the assets. Segment revenue is based on the geographical location of customers.

Notes to the Combined Financial Information (continued)

Business segments[1]

	CER generation		
Year ended	*2002*[2]	*2003*	*2004*
Revenue from external customers	—	—	—
Total revenue	—	—	—
Segment results	(1,377,992)	(5,109,608)	(4,311,789)
Operating loss	(1,377,992)	(5,109,608)	(4,311,789)
Net financing costs	(55,604)	(30,937)	(19,647)
Income tax expense	—	—	—
Loss for the period	(1,433,596)	(5,140,545)	(4,331,436)
Segment assets	391,429	508,230	2,168,402
Total assets	391,429	508,230	2,168,402
Segment liabilities	1,687,484	2,943,830	3,798,390
Total liabilities	1,687,484	2,943,830	3,798,390
Cash flows from operating activities	(1,297,583)	(4,171,962)	(4,228,371)
Cash flows from investing activities	—	(193,861)	(1,691,768)
Cash flows from financing activities	1,511,000	4,432,993	5,839,985
Capital expenditure	—	105,511	1,598,339

Geographical segments[1]

	North America			South America			Combined		
Year ended	*2002*[2]	*2003*	*2004*	*2002*[2]	*2003*	*2004*	*2002*[2]	*2003*	*2004*
Revenue from external customers	—	—	—	—	—	—	—	—	—
Segment assets	391,429	438,449	617,494	—	69,781	1,550,909	391,429	508,230	2,168,403
Capital expenditure	—	35,730	51,724	—	69,781	1,546,615	—	105,511	1,598,339

Note

(1) All segments are continuing operations

(2) Information for 2002 is presented in respect of the 8 month period from incorporation to 31 December 2002.

Notes to the Combined Financial Information (continued)

2. Other operating expenses

	Note	*Period ended 31 December 2002* $	*Year ended 31 December 2003* $	*Year ended 31 December 2004* $
Research and development, expensed as incurred		343,610	2,146,634	976,892
Other operating expenses	i	542,144	860,121	—
		885,754	3,006,755	976,892

(i) During the years 2002, 2003 and 2004, the Combined Entity received significant support under a services agreement from XL TechGroup Inc., a current unitholder. The services and terms upon which they are provided are outlined in a formal support, service and space agreement between the Combined Entity and XL TechGroup Inc. XL TechGroup Inc. provides support in the form of personnel, management, research and development activities and various other administrative functions including payroll processing, accounts payable processing, and other record keeping tasks. Services are billed to the Combined Entity based on the actual costs of these support services, including overhead for the various support functions provided. Additionally, the support, service and space agreement includes a charge for usage of office facilities at the Melbourne office in Florida.

Fees charged for services amounted to $542,144, $860,121 and $Nil, during 2002, 2003 and 2004, respectively.

3. Personnel expenses

	Period ended 31 December 2002 $	*Year ended 31 December 2003* $	*Year ended 31 December 2004* $
Wages and salaries	296,879	1,282,826	2,059,676
Compulsory social security contributions	8,552	72,596	107,878
Equity-settled transactions	101,000	—	17,063
	406,431	1,355,422	2,184,617

4. Net financing costs

	Period ended 31 December 2002 $	*Year ended 31 December 2003* $	*Year ended 31 December 2004* $
Interest expense	55,604	30,937	19,647
Net financing costs	55,604	30,937	19,647

5. Income tax expense

Under the provisions of the Internal Revenue Code of the United States of America and applicable state laws within the United States of America, AgCert International LLC is not directly subject to income taxes. The results of its operations are included in the tax returns of its members. Therefore, no provision for US income taxes in respect of AgCert International LLC has been included in the Financial Statements.

Notes to the Combined Financial Information (continued)

AgCert Canada Co is subject to income taxes but has incurred net operating losses since inception and no income taxation has become payable.

No deferred tax has therefore been provided.

6. Property, plant and equipment

	Bio-digesters	*Engineering equipment*	*Computer software*	*Total*
Cost				
Balance at 1 January 2003	—	—	—	—
Other acquisitions	—	69,781	35,730	105,511
Balance at 31 December 2003	—	69,781	35,730	105,511
Depreciation and impairment losses				
Balance at 1 January 2003	—	—	—	—
Depreciation charge for the year	—	12,674	—	12,674
Impairment losses	—	—	—	—
Balance at 31 December 2003	—	12,674	—	12,674
Cost				
Balance at 1 January 2004	—	69,781	35,730	105,511
Other acquisitions	1,545,236	1,379	51,724	1,598,339
Balance at 31 December 2004	1,545,236	71,160	87,454	1,703,850
Depreciation and impairment losses				
Balance at 1 January 2004	—	12,674	—	12,674
Depreciation charge for the year	12,820	39,993	—	52,813
Impairment losses	—	—	—	—
Balance at 31 December 2004	12,820	52,667	—	65,487
Carrying amounts				
At 1 January 2003	—	—	—	—
At 31 December 2003	—	57,107	35,730	92,837
At 31 December 2004	1,532,416	18,493	87,454	1,638,363

Impairment loss

The absence of recognised revenue and internal cash generation by the Biodigesters as at the latest balance sheet date of 31 December 2004, together with the need for the continuing support of the founding members (being XL TechGroup Inc. and Andlinger Capital III LLC), during the years ended 31 December 2003 and 31 December 2004 was such that the Management of the Combined Entity assessed the recoverable amount of the Biodigesters.

Based on their assessment, the Directors determined that no impairment loss should be recognised as at 31 December 2003 or 31 December 2004.

The estimates of recoverable amount were based on the assessment of the future cash flows likely to be generated by the Biodigesters.

Property, plant and equipment under construction

During the year ended 31 December 2004, the Combined Entity commenced construction on a number of Biodigesters located on farms in Brazil and Mexico. The costs incurred up to the balance sheet date totalled $1,052,653.

Notes to the Combined Financial Information (continued)

7. Other Investments

	Note	31 December 2002 $	31 December 2003 $	31 December 2004 $
Current investments				
Option securities held for trading	(i)	—	88,350	181,778

(i) The option securities held for trading relate to payments made by the Combined Entity to acquire Verified Emission Reduction credits from farmers in North America. It is not possible to reliably measure the fair value of these option securities as an active market does not currently exist for the trading of Verified Emission Reduction credits.

8. Trade and other receivables

	31 December 2002 $	31 December 2003 $	31 December 2004 $
Trade receivables	—	—	—
Refundable deposits	30,937	46,456	133,644
Amounts due from related party	147,075	—	14,184
	178,012	46,456	147,828

Other receivables are shown net of impairment losses amounting to $Nil.

9. Cash and cash equivalents

	31 December 2002 $	31 December 2003 $	31 December 2004 $
Bank balances	213,417	280,587	200,433
Cash and cash equivalents	213,417	280,587	200,433
Cash and cash equivalents in the statement of cash flows	213,417	280,587	200,433

Notes to the Combined Financial Information (continued)

10. Capital and reserves

Reconciliation of movement in capital and reserves

Attributable to equity holders of the Combined Entity

	Note	Capital	Warrants	Unit grants	Accumulated losses	Total equity
Balance at 1 January 2002						
Capital issued		1,000	—	—	—	1,000
Grant of capital units subject to put option	(i)	—	—	53,125	—	53,125
Grant of capital units for services rendered	(ii)	—	—	47,875	—	47,875
Warrants issued		—	35,541	—	—	35,541
Total recognised income and expenses		—	—	—	(1,433,596)	(1,433,596)
Balance at 31 December 2002		1,000	35,541	101,000	(1,433,596)	(1,296,055)
Balance at 1 January 2003		1,000	35,541	101,000	(1,433,596)	(1,296,055)
Capital issued		4,001,000	—	—	—	4,001,000
Total recognised income and expenses		—	—	—	(5,140,545)	(5,140,545)
Balance at 31 December 2003		4,002,000	35,541	101,000	(6,574,141)	(2,435,600)
Balance at 1 January 2004		4,002,000	35,541	101,000	(6,574,141)	(2,435,600)
Capital issued		2,822,500	—	—	—	2,822,500
Conversion of debt to capital		2,270,000	—	—	—	2,270,000
Grant of capital units for future services		—	—	(324,187)	—	(324,187)
Deferred compensation in capital units	(iii)	324,187	—	—	—	324,187
Deferred compensation amortised		—	—	—	17,063	17,063
Exercise of warrants		—	27,485	—	—	27,485
Total recognised income and expenses		—	—	—	(4,331,436)	(4,331,436)
Balance at 31 December 2004		9,418,687	63,026	(223,187)	(10,888,514)	(1,629,988)

Capital

The capital of the Combined Entity includes the capital of AgCert International LLC and AgCert Canada Co.

Capital issued consists of Members' contributions to AgCert International LLC and issued share capital of AgCert Canada Co.

At 31 December 2004, the capital of AgCert International LLC comprised 29.46 million voting units (2002: 20.88 million units (19.35 million voting and 1.53 million non voting); 2003: 28.1 million voting units). The authorised number of units of AgCert International LLC is 32 million.

At 31 December 2004, the authorised capital of AgCert Canada Co comprised 1 million common shares of nil par/nominal value (2002: 1 million shares; 2003:1 million shares). At 31 December 2004, 100,000 ordinary shares were in issue.

The holders of units of AgCert International LLC are restricted from selling, giving, transferring or assigning any units, except as expressly provided by the operating agreement of AgCert International LLC. The unitholders are entitled to receive dividends as declared from time to time by the board of directors of AgCert International LLC and are entitled to one vote per unit at meetings of AgCert International LLC. In the event of a liquidation of AgCert International LLC, holders of units are entitled to share equally with regard to AgCert International LLC residual assets after provision is made for the payment of all liabilities.

The holders of AgCert Canada Co common shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at meetings of AgCert Canada Co. Should AgCert Canada Co be liquidated and the assets be insufficient to meet the obligations, the shareholders may be called upon to contribute to the deficiency. This requirement extends to any person who was historically registered as a shareholder and currently is registered as a shareholder.

Notes to the Combined Financial Information (continued)

Unit grants

(i) In connection with an employment agreement of the Chief Executive Officer, Alan Tank, AgCert International LLC entered into an arrangement during the financial period ended 31 December 2002 whereby a put option was granted which requires AgCert International LLC to repurchase up to 212,500 of AgCert International LLC's previously issued capital units at fair market value. As at 31 December 2004, no exercise of this put option had occurred. AgCert International LLC valued the obligation to repurchase these capital units at fair value as of the date of the grant during 2002 and recorded this as a component of members' equity.

(ii) During the financial period from organisation to 31 December 2004, AgCert International LLC granted 1,525,000 equity units to various employees and other individuals through unit grant agreements subject to a four year vesting period. These units were issued at a nominal value and consequently no deferred compensation charge was recorded in connection with these grants.

(iii) During the year ended 31 December 2004, AgCert International LLC granted 1,365,000 equity units to various employees and other individuals through unit grant agreements subject to a four year vesting period. The excess of fair value over the exercise price of these grants was calculated to be $324,187 of which $17,063 was charged to expense during the year ended 31 December 2004 leaving the unamortised balance of unearned compensation at 31 December 2004 of $307,124 to be amortised over the remaining vesting period. The fair value was determined based on a third party valuation (see note 12).

Warrants

During the year ended 31 December 2002, AgCert International LLC issued 220,000 warrants in connection with financing obtained from private investors. Under the terms of the warrant agreements, AgCert International LLC issued warrants to purchase 110,000 member units of AgCert International LLC at an exercise price $0.227 per unit and an additional 110,000 member units at an exercise price of $0.25 per unit. The term over which the holder can exercise the option on the warrants is 3 years. The warrants were recorded at fair value to deferred loan costs as a cost of obtaining financing and are amortised on a straight-line basis over the term of the related debt. The fair value of the warrants was estimated at $35,541 at the time of issuance, using the Black-Scholes option pricing model with the following assumptions: fair value of member units will be $0.25, dividend rate of 0 *per cent*; risk-free interest rate of 4 *per cent;* the contractual life of the warrant; and volatility of 100 *per cent.*

During the year ended 31 December 2004 certain individuals exercised warrants to purchase 55,000 units at an exercise price of $0.227 and 60,000 units at an exercise price of $0.25 per unit resulting in net proceeds of $27,485. As at 31 December 2004, 105,000 warrants remained outstanding.

11. Interest-bearing loans and borrowings

This note provides information about the contractual terms of the Combined Entity's interest-bearing loans and borrowings. See note 15 for more information about the Combined Entity's exposure to interest rate risk.

	31 December 2002 $	*31 December 2003* $	*31 December 2004* $
Non-current liabilities			
Unsecured notes	—	—	2,670,000
	—	—	2,670,000
Current liabilities			
Convertible notes	1,510,000	—	—
Unsecured notes	—	1,944,255	—
	1,510,000	1,944,255	—

Notes to the Combined Financial Information (continued)

	Note	31 December 2002 $	31 December 2003 $	31 December 2004 $
Convertible notes				
$210,000 unsecured convertible notes payable interest payable at prime plus 2% Repaid during 2003	(i)	210,000	—	—
$1,300,000 unsecured convertible notes payable, interest payable at prime plus 2% Repaid in 2003	(ii)	1,300,000	—	—
		1,510,000	—	—

Unsecured notes

	Note	31 December 2002 $	31 December 2003 $	31 December 2004 $
$1,950,000 unsecured notes payable to members, interest payable at prime plus 2% due 31 August 2006 Converted to capital units during 2004	(iii)	—	1,944,255	—
$320,000 unsecured notes payable to members, interest payable at prime plus 2% due 31 August 2006 Proceeds received and converted to equity during 2004	(iv)	—	—	—
$2,670,000 unsecured notes payable to members, interest payable quarterly at prime plus 2% per annum; 7.25% at 31 December 2004. This note is due in full on 31 December 2006	(v)	—	—	2,670,000
		—	1,944,255	2,670,000

(i) In February 2003 the $210,000 notes payable, along with accrued interest, were repaid. The noteholders received warrants to acquire 220,000 member units of AgCert International LLC at purchase prices ranging from $0.227 to $0.25 per unit.

(ii) In January 2003, $1,300,000 notes were repaid, along with accrued interest, following the investment by members of AgCert International LLC.

(iii) During 2003, the Combined Entity was advanced in aggregate $1,950,000 at various times during the year under a master funding agreement with the members of AgCert International LLC. The funding agreement was terminated in 2004 and the outstanding note was converted to member contributions. Borrowing costs of $5,745 have been applied against the amount borrowed. (See note 10)

(iv) During 2004, AgCert International LLC was advanced an additional $320,000 at various times of the year under the master funding agreement with members of AgCert International LLC. The funding agreement was terminated in 2004 and the outstanding note was converted to member contributions. (See note 10)

(v) In 2004, AgCert International LLC was advanced $2,670,000 by the members under a master future funding agreement. The notes bear interest at prime plus 2 *per cent* (7.25 *per cent* at 31 December 2004), interest payable quarterly and commencing on 1 January 2006, until the notes are repaid in full. The principal value of the notes is due for repayment on 31 December 2006.

Notes to the Combined Financial Information (continued)

Amounts receivable from and amounts payable to related parties are non-interest bearing.

12. Employee benefits

	31 December 2002 $	31 December 2003 $	31 December 2004 $
Equity-settled transactions liability	101,000	—	17,063
	101,000	—	17,063

Equity based payments

In May 2002 AgCert International LLC established a unit grant program that entitles key management personnel, employees and others to acquire capital units in AgCert International LLC. In accordance with this program, the capital units are acquired for a capital contribution of $0.01 per unit. The unit holder is then entitled to a profit interest in AgCert International LLC.

The capital units granted are restricted and are subject to repurchase by AgCert International LLC after certain time periods elapse, subject to a maximum of four years. The repurchase terms of each unit grant agreement differ. After two years, the unit holders are entitled to sell, assign, transfer or otherwise dispose of units which are not restricted, in accordance with the terms of the AgCert International LLC Operating Agreement.

All unit grants are settled by physical delivery of the units.

Grant date	*Note*	*Number of units*
Unit grant to key management dated 15 May 2002	(i)	850,000
Unit grant to others dated 15 May 2002	(ii)	650,000
Unit grant to key management dated 1 October 2002	(ii)	875,000
Unit grant to employees and others dated 19 October 2004	(iii)	1,365,000
Total units granted		3,740,000

(i) The chief executive officer, Alan Tank, was granted a put option requiring AgCert International LLC to repurchase up to 212,500 previously issued capital units at fair market value. The obligation to repurchase the capital units was fair valued at the date of grant and recorded as a component of members' equity (see note 10).

(ii) Capital units were issued to key management and other individuals at nominal value and consequently no deferred compensation charge was recorded in respect of the grants. The nominal value of these capital units was recorded as a component of members' equity (see note 10).

(iii) With respect to the capital unit grants in 2004, the excess of the fair value over the exercise price was $324,187, of which $17,063 was charged to expenses, leaving an unamortised balance of unearned compensation of $307,124 at 31 December 2004. Fair value was determined on a discounted cash flow approach based on the future earnings and dividend paying capacity of the Combined Entity (see note 10).

Upon transfer of certain of the business, assets and liabilities of the Combined Entity to the Company, the unit grant program will not transfer. It is proposed that a new Share Option Program will be established in the Company.

13. Deferred revenue

During October 2003, the Combined Entity entered into an arrangement to sell offsets to a third party at a fixed price. This option agreement gives the third party the right, but not the obligation, to purchase up to 750,000 emission reduction offsets at a strike price of $5.00 on or before

30 September 2008. In exchange for this right, the third party paid cash of $500,000 as a premium which was recorded by the Combined Entity as deferred revenue. As of 31 December 2004, the third party had not exercised any purchases under this agreement.

14. Trade and other payables

	31 December 2002 $	31 December 2003 $	31 December 2004 $
Trade payables	79,214	317,993	277,499
Payroll accruals	75,542	170,600	86,823
Accrued expenses	22,728	3,086	164,068
Amounts due to related party	—	7,896	100,000
	177,484	499,575	628,390

15. Financial Instruments

Exposure to credit, interest rate, foreign currency and liquidity risks arises in the normal course of the Combined Entity's business.

Credit risk

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are to be performed on all customers requiring credit over a certain amount.

At the balance sheet date, there were no trade receivables and therefore no concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet.

Interest rate risk

The Combined Entity is subject to interest rate exposures on its borrowings which are all variable interest rate loans.

Foreign currency risk

The Combined Entity is exposed to foreign currency risks on purchases and borrowings that are denominated in a currency other than the dollar. The currencies giving rise to the risks are primarily the Brazilian Real and the Mexican Peso.

Liquidity risk

Details in respect of maturity of loans, unused loan commitments and un-drawn borrowing facilities are set out in note 11.

Notes to the Combined Financial Information (continued)

Fair values

The fair values together with the carrying amounts shown in the balance sheet are as follows:

	Carrying amount 2002	*Fair value 31 December 2002*	*Carrying amount 2003*	*Fair value 31 December 2003*	*Carrying amount 2004*	*Fair value 31 December 2004*
	$	*$*	*$*	*$*	*$*	*$*
Option securities held for trading	—	—	88,350	88,350	181,778	181,778
Trade and other receivables	30,937	30,937	46,456	46,456	133,644	133,644
Cash and cash equivalents	213,417	213,417	280,587	280,587	200,433	200,433
Related party loan receivable	147,075	147,075	—	—	14,184	14,184
Convertible notes	(1,510,000)	(1,510,000)	—	—	—	—
Unsecured notes	—	—	(1,944,255)	(1,944,255)	(2,670,000)	(2,670,000)
Related party loan payable	—	—	(7,896)	(7,896)	(100,000)	(100,000)
Trade and other payables	(177,484)	(177,484)	(491,679)	(491,679)	(528,390)	(528,390)
	(1,296,055)	(1,296,055)	(2,028,437)	(2,028,437)	(2,786,351)	(2,786,351)
Unrecognised (losses)/gains		—		—		—

Estimation of fair values

Financial assets and liabilities

The carrying amount of financial assets and liabilities is deemed to reflect the approximate fair value.

16. Capital commitments

During the year ended 31 December 2004, the Combined Entity entered into contracts to construct Biodigesters on farm sites in Brazil and Mexico. The value of these construction commitments is $1.7 million (2002: $Nil; 2003: $Nil). These commitments are expected to be settled in the following year.

17. Contingencies

At 31 December 2004 the Combined Entity has a long term contractual commitment to supply certified emission reductions ("CERs") credits to a third party. The sales value of this contractual commitment is €39 million. In certain circumstances where the Combined Entity is unable to generate sufficient quantities of CERs to supply to third parties, under the terms of this contract replacement CERs would need to be sourced in order for the Combined Entity to fulfil its contractual obligations. The projected cost of these alternate CERs is indeterminable, however it is possible that the Combined Entity would have to acquire these CERs at the then prevailing market price.

18. Related parties

Identity of related parties

AgCert International LLC has a related party relationship with its founding members and with its directors and executive officers.

AgCert Canada Co has a related party relationship with its shareholders and with its directors and executive officers.

Transactions with founding members and shareholders

During the years 2002, 2003 and 2004, the Combined Entity received significant support under a services agreement from XL TechGroup, Inc, a founding member, the details of which are explained in note 2. Fees and charges for services amounted to $542,144, $860,121 and $Nil during 2002, 2003 and 2004, respectively.

During 2003, the Combined Entity entered into an agreement with ANC Management Corp, an affiliate of Andlinger Capital Partners III LLC (a founding member of AgCert International LLC), to provide certain services consisting of general advice and services with respect to the Entity's

business, financial management, and long term planning. Compensation under this arrangement is based on the Combined Entity's revenues and limited to $500,000 per year. As at 31 December 2004, no payments had been made or were due under this agreement.

Transactions with key management personnel

In addition to their salaries, the Combined Entities also provide non-cash benefits to Directors and executive officers.

Executive officers also participate in the AgCert International LLC unit grant scheme.

The key management personnel compensation is as follows:

	Period ended 31 December 2002 $	*Year ended 31 December 2003* $	*Year ended 31 December 2004* $
Short term employee benefits	—	17,890	21,468
Post employment benefits	—	—	—
Equity compensation benefits	101,000	—	3,863
	101,000	17,890	25,331

Total remuneration is included in "personnel expenses" (see note 3).

	Period ended 31 December 2002 $	*Year ended 31 December 2003* $	*Year ended 31 December 2004* $
Directors	—	—	—
Executive officers	9,791	321,216	389,422
	9,791	321,216	389,422

19. Ownership structure

AgCert International LLC was founded in 2002 by XL TechGroup LLC (now XL TechGroup, Inc), certain of its employees and other private investors. In 2003, Andlinger Capital III LLC made an investment to acquire 43 *per cent* ownership of the AgCert International LLC and became an equal unit holder with XL TechGroup, Inc. The employees continue to maintain their remaining ownership interest in AgCert International LLC. Ownership in AgCert Canada Co is divided between XL TechGroup, Inc and employees at approximately 85 *per cent* and 15 *per cent*, respectively.

Significant subsidiaries

At each of 31 December 2002, 31 December 2003 and 31 December 2004, neither AgCert International LLC nor AgCert Canada Co owned an interest in any subsidiary undertakings.

20. Accounting estimates and judgements

Management discussed the development, selection and disclosure of the Combined Entity's critical accounting policies and estimates and the application of these policies and estimates.

Key sources of uncertainty

Recoverability of Biodigester cost

The carrying amount of the Biodigesters is dependent on future revenue and is subject to cross border risk beyond the control of the Combined Entity. The Combined Entity plans to expand the business by raising and deploying capital in several new and emerging markets for which little historical information exists. The future revenue is inherently difficult to forecast. If expected revenue is not achieved this may result in the impairment of the Biodigesters. The Combined Entity's cross border operations and expansion will be subject to risks beyond management's

Notes to the Combined Financial Information (continued)

control including unexpected changes in regulatory requirements; difficulties in staffing and managing foreign operations; difficulties relating to the enforcement of contracts; and changes in laws and policies affecting trade and investment in jurisdictions where the Combined Entity operates. These risks could adversely impact the ability of the Combined Entity to generate turnover in the future which could impact the carrying value of the Biodigesters.

These risks of impairment relating to the Biodigesters will been mitigated over time as a result of certain key events having occurred subsequent to 31 December 2004 (see note 21).

21. Subsequent events

Effective as of 1 January 2005, certain of the business, assets and liabilities of the Combined Entity were sold to the Company and its subsidiary undertakings.

Supplementary Financial Information for the Combined Entity

Basis of preparation

This Supplementary Financial Information, comprising an income statement, statement of recognised income and expense, balance sheet and statement of cash flows is based on the Financial Statements of the Combined Entity, prepared in accordance with International Financial Reporting Standards, denominated in United States Dollars and translated into euro.

Balance sheet amounts reported as at 31 December 2002, 31 December 2003 and 31 December 2004 were translated into euro using the USD/euro exchange rate as at 31 December 2002 of $1.0487, 31 December 2003 of $1.2630 and 31 December 2004 of $1.3621 respectively.

Income and expenses, and cash flows presented for the eight month period from incorporation to 31 December 2002, the year ended 31 December 2003 and the year ended 31 December 2004 were translated using the average USD/euro exchange rate applicable to the year ended 31 December 2002 of $0.9456, the year ended 31 December 2003 of $1.1312 and the year ended 31 December 2004 of $1.2439, respectively. These rates of exchange have been sourced from the Central Bank of Ireland.

The Supplementary Financial Information has been presented after making such adjustments as we considered necessary.

Supplementary Financial Information on the Combined Entity

Combined Income statement

	Period ended 31 December 2002 € *Continuing operations*	Year ended 31 December 2003 € *Continuing operations*	Year ended 31 December 2004 € *Continuing operations*
Revenue	—	—	—
Cost of sales	—	—	—
Gross profit	—	—	—
General and administrative expenses	(520,556)	(1,858,958)	(2,681,001)
Other operating expenses	(936,711)	(2,658,022)	(785,346)
Operating loss before financing costs	(1,457,267)	(4,516,980)	(3,466,347)
Financial expenses	(58,803)	(27,349)	(15,795)
Net financing costs	(58,803)	(27,349)	(15,795)
Loss before tax	(1,516,070)	(4,544,329)	(3,482,142)
Income tax expense	—	—	—
Loss for the period	(1,516,070)	(4,544,329)	(3,482,142)
Attributable to:			
Equity holders of the Combined Entity	(1,516,070)	(4,544,329)	(3,482,142)
Loss for the period	(1,516,070)	(4,544,329)	(3,482,142)

Supplementary Financial Information on the Combined Entity

Combined statement of recognised income and expense

	Period ended 31 December 2002 €	*Year ended 31 December 2003* €	*Year ended 31 December 2004* €
Loss for the period	(1,516,070)	(4,544,329)	(3,482,142)
Total recognised income and expense for the period	(1,516,070)	(4,544,329)	(3,482,142)
Attributable to:			
Equity holders of the Combined Entity	(1,516,070)	(4,544,329)	(3,482,142)
Total recognised income and expense for the period	(1,516,070)	(4,544,329)	(3,482,142)

Supplementary Financial Information on the Combined Entity

Combined balance sheet

	31 December 2002 €	31 December 2003 €	31 December 2004 €
Assets			
Property, plant and equipment	—	73,505	1,202,821
Total non-current assets	—	73,505	1,202,821
Other investments	—	69,952	133,455
Trade and other receivables	169,746	36,782	108,529
Cash and cash equivalents	203,506	222,159	147,150
Total current assets	373,252	328,893	389,134
Total assets	373,252	402,398	1,591,955
Equity			
Capital	954	3,168,646	6,914,828
Unit grants	96,310	79,968	(163,855)
Warrants	33,891	28,140	46,271
Translation reserve	149,047	855,221	1,283,270
Accumulated losses	(1,516,070)	(6,060,399)	(9,277,187)
Total equity attributable to Equity holders of the Combined Entity	(1,235,868)	(1,928,424)	(1,196,673)
Liabilities			
Interest bearing loans and borrowings	—	—	1,960,209
Deferred revenue	—	395,883	367,080
Total non-current liabilities	—	395,883	2,327,289
Interest bearing loans and borrowings	1,439,878	1,539,394	—
Trade and other payables	169,242	395,545	461,339
Total current liabilities	1,609,120	1,934,939	461,339
Total liabilities	1,609,120	2,330,822	2,788,628
Total equity and liabilities	373,252	402,398	1,591,955

Supplementary Financial Information on the Combined Entity

Combined statement of cash flows

	Period ended 31 December 2002 €	Year ended 31 December 2003 €	Year ended 31 December 2004 €
Cash flows from operating activities			
Loss for the period	(1,516,070)	(4,544,329)	(3,482,142)
Adjustments for:			
Depreciation	—	11,204	42,458
Amortisation	37,586	2,000	4,619
Other	106,810	—	—
Interest expense	58,802	27,349	15,795
Amortisation of deferred compensation – equity settled expense	—	—	13,717
Operating loss before changes in working capital and provisions	(1,312,872)	(4,503,776)	(3,405,553)
(Increase)/decrease in related party balances	(155,536)	136,997	62,642
Increase in trade and other receivables	(32,717)	(13,719)	(70,092)
Increase in trade and other payables	128,891	289,780	14,491
Increase in deferred revenue	—	442,008	—
Interest paid	—	(39,376)	(773)
Net cash from operating activities	(1,372,234)	(3,688,086)	(3,399,285)
Cash flows from investing activities			
Acquisition of property, plant and equipment	—	(93,273)	(1,284,942)
Acquisition of option securities	—	(78,103)	(75,110)
Net cash from investing activities	—	(171,376)	(1,360,052)
Cash flows from financing activities			
Proceeds from the issue of capital	1,058	3,536,952	2,269,073
Proceeds from issue of unsecured loans	—	1,723,833	2,403,730
Proceeds on exercise of warrants	—	—	22,096
Proceeds from issue of convertible loans	1,596,870	—	—
Repayment of convertible loans	—	(1,334,866)	—
Payment of transaction costs	—	(7,078)	—
Net cash from financing activities	1,597,928	3,918,841	4,694,899
Net increase/(decrease) in cash and cash equivalents	225,694	59,379	(64,438)
Cash and cash equivalents at the beginning of financial period	—	203,506	222,159
Effect of exchange rate fluctuations on cash held	(22,188)	(40,726)	(10,571)
Cash and cash equivalents at 31 December	203,506	222,159	147,150

Yours faithfully

KPMG
Chartered accountants
Dublin, Ireland"

PART V

Unaudited pro-forma statement of net assets

Pro forma statement

Set out below is an unaudited pro forma net assets statement of AgCert International plc (the "pro forma net assets statement"). The pro forma net assets statement is based on:

- The balance sheet of AgCert International plc and its subsidiary undertakings as at 31 December 2004, as set out in the Accountants' Report in Section A of Part IV of the document;
- The balance sheet of the Combined Entity as at 31 December 2004, as set out in the Accountants' Report in Section B of Part IV of this document; and
- Other adjustments as noted below.

This statement has been prepared for illustrative purposes only, and, because of its nature, may not give a true picture of the financial position of AgCert International plc and its subsidiary undertakings. This pro forma net asset statement is intended to illustrate how the issue of the Placing shares and the receipt of financing might have affected the net assets of AgCert International plc and subsidiary undertakings, had it occurred on 31 December 2004.

€000	*Net assets of the Combined Entity as at 31 December 2004 Notes 1 and 4*	*Net assets of AgCert International plc as at 31 December 2004 Notes 2 and 4*	*Adjustments The IFC Investment Note 3.1*	*Adjustments Net proceeds of Placing Note 3.2*	*Pro forma net assets*
Assets					
Property, plant and equipment	1,203	—	—	—	1,203
Total non-current assets	1,203	—	—	—	1,203
Other investments	133	—	—	—	133
Trade and other receivables	109	10	—	—	119
Cash and cash equivalents	147	—	7,484	65,501	73,132
Total current assets	389	10	7,484	65,501	73,384
Total assets	1,592	10	7,484	65,501	74,587
Liabilities					
Interest bearing loans and borrowings	1,960	—	7,756	(1,960)	7,756
Deferred revenues	367	—	—	—	367
Total non-current liabilities	2,327	—	7,756	(1,960)	8,123
Trade and other payables	461	—	—	—	461
Total current liabilities	461	—	—	—	461
Total liabilities	2,788	—	7,756	(1,960)	8,584
Net assets	(1,196)	10	(272)	67,461	66,003

Notes to the pro forma net assets statement

1. The net assets of the Combined Entity as at 31 December 2004 have been extracted without material adjustment from the Accountants' Report which is set out in Section B of Part IV of this document.
2. The net assets of AgCert International plc and its subsidiary undertakings at 31 December 2004 have been extracted without material adjustment from the Accountants' Report which is set out in Section A of Part IV of this document.
3. The adjustments reflect:
   - 3.1 The Company issued IFC Series C Notes in the amount of €7.756 million, together with 7.756 million SAPs. Expenses relating to the investment totalled €0.272 million, resulting in net cash proceeds received from IFC of €7.484 million.
   - 3.2 The net proceeds of the Placing amount to €65.501 million. This amount is arrived at after:
     - Issue of 43,436,293 new Ordinary Shares at a placing price of 140p per Ordinary Share, raising cash proceeds of €90 million (being £60.811 million translated from sterling to euro using an exchange rate of £1.00 : €1.480)
     - Less: Repayment of shareholder loans outstanding at 31 December 2004 of €1.960 million
     - Less: Payment of outstanding expenses relating to the Placing and Admission of €9.865 million and repayment of additional loans drawn down by the Company subsequent to 31 December 2004 of €12.674 million.
4. No account has been taken of the trading results subsequent to the balance sheet date above.

KPMG

KPMG
Chartered Accountants
1 Stokes Place
St. Stephen's Green
Dublin 2
Ireland

The Directors
AgCert International plc
3 Ballymount Trading Estate
Suite 200
Ballymount Dublin 12
Ireland

The Directors
Code Securities Limited
30 St James's Square
London SW1Y 4AL
United Kingdom

The Directors
Hoare Govett Limited
250 Bishopsgate
London EC2M 4AA
United Kingdom

3 June 2005

Dear Sirs

Report on pro forma net asset statement

We report on the pro forma net asset statement set out in Part V of the Listing Particulars dated 3 June 2005, which has been prepared, for illustrative purposes only, to provide information about how the issue of Placing Shares and the receipt of financing might have affected the financial information presented.

Responsibilities

It is the responsibility solely of the Directors of AgCert International plc to prepare the pro forma financial information in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority.

It is our responsibility to form an opinion, as required by the Listing Rules of the UK Listing Authority, on the pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board. Our work, which involved no independent examination of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the Directors of AgCert International plc.

Opinion

In our opinion:

- the pro forma net assets statement has been properly compiled on the basis set out therein;
- such basis is consistent with the accounting policies of AgCert International plc; and
- the adjustments are appropriate for the purposes of the pro forma net assets statement as disclosed pursuant to paragraph 12.29 of the Listing Rules of the UK Listing Authority.

Yours faithfully

KPMG
Chartered Accountants
Dublin, Ireland"

PART VI

Experts' report on the Group

Climate Change Capital

Bond Street House, 14 Clifford Street, London W1S 4BX
Tel: 020 7290 7040 Fax: 020 7290 7041 www.climatechangecapital.com

The Directors
AgCert International plc
3 Ballymount Trading Estate
Suite 200
Ballymount
Dublin 12, Ireland

The Directors
Code Securities Limited
30 St James's Square
London SW1Y 4AL, UK

The Directors
Hoare Govett Limited
250 Bishopsgate
London EC2M 4AA, UK

ABN AMRO Bank N.V.
250 Bishopsgate
London EC2M 4AA, UK

and

NM Rothschild & Sons Limited
New Court
St Swithin's Lane
London EC4P 4DU, UK
(together trading as "ABN AMRO Rothschild")

3 June 2005

Dear Sirs

AGCERT INTERNATIONAL PLC: EXPERTS' REPORT

1. Executive summary

1.1 *Introduction*

The Directors of AgCert International plc ("AgCert" or the "Group") have instructed Climate Change Capital Limited ("CCC") to prepare an independent report (the "Report") in connection with the proposed offering of ordinary shares in AgCert (the "Placing"), its admission to the Official List of the UK Listing Authority (the "UKLA") and admission of its ordinary shares to the main market of the London Stock Exchange.

CCC is required to assess the following:

- the merits of AgCert's products and/or services;
- AgCert's business plan, including the critical path and timescale to commercial exploitation and any projections of the market potential for AgCert's products or services; and
- the risk factors which might affect AgCert's business plan.

1.2 *Overview of AgCert*

AgCert introduces improved practices for managing animal waste on intensive livestock farms. These practices capture and combust methane which is a Greenhouse Gas ("GHG") emitted by the effluent, thereby reducing the contribution to global warming by GHGs released into the atmosphere. Point Carbon described AgCert as "one of the driving forces behind the market for carbon credits generated through the Clean Development Mechanism" in May 2005. Agriculture generated 20 *per cent* of global man-made GHG emissions in 1990. The Group's approved methodology for decreasing GHG emissions enables it, after obtaining the required regulatory approvals, to earn Certified Emission Reductions ("CERs"), which are emissions allowances that are awarded for verified reductions in GHGs from projects classified under the Clean Development Mechanism ("CDM") as provided for by the Kyoto Protocol. AgCert generates revenue by selling CERs in the carbon market.

1.3 *Climate change policy and law*

The current scientific consensus is that man-made activities have significantly increased the volumes of GHGs that have been emitted into the atmosphere, with the consequential risk of raising the global temperature and altering the global climate. In order to stabilise the concentration of GHGs in the atmosphere, global GHG emissions must be reduced.

Political negotiations between governments have developed an international policy framework for climate change that has set a legally binding objective to limit the concentration of GHGs in the atmosphere to a safe level. The policy has evolved from the First World Climate Conference in 1979, to the United Nations Framework Convention on Climate Change ("UNFCCC") that was signed at the Earth Summit in 1992, to the Kyoto Protocol that was signed in 1997 and entered into legal force in February 2005. Article 3 of the Kyoto Protocol set legally binding GHG emissions reduction commitments for countries listed in Annex B to the Protocol ("Annex B Parties"). More recently, the European Union Emissions Trading Scheme ("EU-ETS") commenced in January 2005. The EU-ETS is a European wide cap-and-trade scheme for emissions allowances that operates in 2 phases between 2005 to 2007 and 2008 to 2012.

The global market for GHG emissions reductions is a policy-driven market that has been created to provide an economic incentive for countries to reduce their GHG emissions and thereby create a demand for emissions allowances. Past examples of emissions trading schemes include the USA establishing a sulphur dioxide cap-and-trade scheme and the UK establishing its own voluntary GHG emissions trading scheme. These schemes have incorporated similar concepts, such as the monitoring, trading and retiring of allowances over a specified time period, and indicate that the principles underlying the EU-ETS are not new and untested.

1.4 *The market*

1.4.1 *Overview*

The obligation to reduce GHGs through market mechanisms has the potential to develop into a major global market. Point Carbon estimated that the value of the global market for trading GHG emissions allowances could reach €34 billion in 2010, which incorporates both primary (compliance) and secondary trading. However, Point Carbon estimated that the size of the global market could range from €4.6 billion (if it remains primarily a compliance market) to €200 billion (if it becomes a global liquid market) in 2010. CCC considers that these are reasonable estimates.

AgCert's initial primary market is in generating CERs from CDM projects. A key driver for trading CERs in the EU-ETS before the start of the compliance period under the Kyoto Protocol between 2008 and 2012 (the "Kyoto Protocol Period") is the expectation that GHG emissions caps placed on countries and installations will be tightened and thereby will raise prices.

A further driver for demand in the compliance market, which covers organisations that have to achieve emissions reduction targets, will be the EU-ETS. Whilst CERs can be traded at any point from 2000, currently strong demand for CERs originates from organisations with emissions reduction targets under the EU-ETS seeking to enter bilateral forward contracts. CCC believes that the EU-ETS, which is where AgCert is focussing for selling CERs, will be the price-setter before and during the Kyoto Protocol Period and will be the largest single source of demand.

1.4.2 *CER price*

Point Carbon has reported a number of CER forward purchase contracts announced since December 2004 for up to 6 million tonnes of carbon dioxide equivalent reductions. On 8 March 2005 Point Carbon reported that "a couple of confidential (primary) CER forward deals have recently taken place at around €5.25". CERs are fungible with allowances within the EU-ETS, which, as mentioned above, CCC believes will be the price-setter before and during the Kyoto Protocol Period. Allowances prices in the EU-ETS reached €17 per tonne on 4 April 2005.

Within the EU-ETS, one advantage of CERs is the ability to roll over CERs between the two phases of the EU-ETS, which suggests that the time value advantage of CERs will be recognised by the market. However, early forward CER prices will also reflect perceptions over regulatory and commercial risks until the CDM regulatory infrastructure is firmly established and more projects are operational and their emissions certified. However, to date no CDM project has been issued with CERs.

1.4.3 *CER supply*

Point Carbon has estimated that suppliers of CERs from CDM projects will generate:

- a cumulative total of 60 to 80 million CERs by 2008. Assuming a CER price of €5.25, these equate to approximately a supply worth between €315 million and €420 million; and
- a cumulative total of between
  - approximately 520 million tonnes of carbon dioxide equivalent reductions by 2012 (this included CERs and Emission Reduction Units ("ERUs") generated under Joint Implementation ("JI") projects, which are also provided for under the Kyoto Protocol); and
  - 800 million CERs by 2012.

Assuming a CER price of €5.25, these equate to approximately a supply worth between €2.7 billion and €4.2 billion respectively.

However, these estimates are broadly based on existing CDM projects and could vary significantly depending on:

- the number and size of future CDM projects submitted for registration; and
- the proportion of submitted projects that actually succeed in generating CERs.

A CDM project requires an approved methodology in order to generate CERs. As at 21 April 2005, there were 21 approved baseline and monitoring methodologies and 2 approved consolidated methodologies for CDM project activities, which covered a range of technologies and processes for reducing GHG emissions.

CCC believes that hydrofluorocarbon 23 ("HFC-23") and nitrous oxide reduction projects are the greatest sources of competition to AgCert for generating potentially large volumes of CERs. Point Carbon estimated that 2 HFC-23 projects (which have been approved for registration by the CDM UN Executive Board ("UNEB")) and 1 nitrous oxide project (whose methodology has been approved by the UNEB) could potentially generate, based on their Project Design Documents ("PDDs"), a cumulative total of 109 million tonnes of reductions in carbon dioxide equivalent by 2012.

In addition, AgCert may face competition from emissions reduction allowances that could be produced in the future by JI projects; the quantum of potential JI allowances is currently uncertain due to the JI regulatory framework still being established.

There is some risk that any global shortfall between 2008 and 2012 may be satisfied solely, or at least substantially, by allowances from Russia and the Ukraine. These allowances result from an economic downturn in these regions during the late 1980s and early 1990s with the fall of the

Soviet Union. This has resulted in a surplus of allowances by comparing actual GHG emissions after the downturn against the 1990 baseline under the Kyoto Protocol. This surplus of allowances is termed "hot air". However, CCC believes that market behaviour, economic self-interest, anticipation of the post 2012 regime, internal economic growth forecasts and political sensitivity over purchasing hot air allowances should limit the risk of over-supply of hot air into the global carbon market.

Excluding hot air, CCC believes that the volumes of emissions allowances from emissions reduction projects will be insufficient to meet this demand during the Kyoto Protocol. On this basis, some governments may decide that some proportion of hot air may be required to resolve any shortfall.

1.4.4 *CER demand*

1.4.4.1 EU-ETS

CCC has estimated that there will be a net compliance shortfall for emissions reductions allowances during the EU-ETS of between 60 million to 70 million tonnes of carbon dioxide equivalent per annum between 2005 and 2007, and around 80 to 100 million tonnes per annum between 2008 and 2012 (after considering additional domestic abatement measures and the potential for using mechanisms under the Kyoto Protocol). Assuming a CER price of €5.25, these estimated volumes would equate approximately to a shortfall in supply worth €315 million to €370 million between 2005 and 2007, and to a shortfall in supply worth €420 million to €525 million between 2008 and 2012. CCC believes that the potential shortfall in the EU-ETS First Phase could exceed the estimated shortfall of 60 to 70 million tonnes per annum of carbon dioxide equivalent.

1.4.4.2 *Kyoto Protocol Period*

CCC has estimated that there will be a net compliance global shortfall from Annex B Parties (excluding Russia, the Ukraine and Accession States) of approximately 630 million tonnes of carbon dioxide equivalent per annum (after considering additional domestic abatement measures) between 2008 and 2012. Assuming a CER price of €5.25, this estimated volume would equate to approximately a shortfall in supply worth €3.3 billion.

However, this shortfall could substantially increase to reflect higher GHG emissions from Annex B Parties, an example being Canada's recent admission that actual GHG emissions are significantly higher than those stated in its national communications.

1.5 *Customers*

AgCert's strategy and business model is to generate a large pool of cost-effective CERs to supply to organisations seeking to purchase large volumes of CERs to meet compliance targets or seeking to trade CERs. As at 31 May 2005, AgCert has sold forward approximately €74 million worth of CERs to a range of customers.

There is a range of potential buyers of CERs, including European governments, corporates with compliance targets or operating as financial investors, multilateral buyers and privately managed funds. AgCert intends to supply CERs to organisations acquiring them for compliance or trading purposes. As at 31 May 2005, AgCert had announced three contracts for selling several million CERs. At this date, AgCert was also in advanced negotiation for contracts with another 3 organisations and was at earlier stages of negotiation with a further 3 organisations for the sale of CERs in significant volumes.

1.6 *Technology and projects*

There are two key components to AgCert's process for generating GHG emissions reductions: the physical construction and operation of technologies on each farm site, such as Biodigesters, for combusting the methane and reducing GHG emissions; and an electronic data management system for recording and monitoring the projects, recording the emissions and calculating the emissions reductions.

- the methodology not being reviewed (and consequently altered) in the future by the UNEB;
- the UNEB allowing AgCert to bundle projects within PDDs (although external parties interviewed by CCC did not indicate that the UNEB would not allow bundling);
- AgCert constructing projects in compliance with its approved methodology; and
- increasing efficiency by third parties within the CDM regulatory process for reviewing and processing AgCert's regulatory documentation.

AgCert's ability to deliver the business plan and regulatory timetable is also contingent on the risk factors set out in section 12, in particular, but not limited to, the readiness of the CDM regulatory infrastructure and other key regulatory and policy risks.

1.8 *Merits*

The policy-driven nature of the market will place regulatory and commercial constraints on organisations looking to supply CERs. However, AgCert possesses certain strengths that, when combined, should generate a competitive advantage. These include:

- an approved methodology for production of CERs;
- a standardised, scalable data management system for calculating emissions reductions that is time consuming to replicate and already operational;
- exclusive agreements with numerous farm owners in Brazil and Mexico, through which AgCert could offer additional land management practice changes if and when the methodologies will be developed;
- the potential, subject to regulatory approval, to generate further CERs under Prompt Start (an opportunity that is not available to new entrants to the market whose CDM projects did not start by 18 November 2004 and assuming that the projects are submitted for registration by 31 December 2005);
- price certainty from selling large volumes of CERs through legally binding forward contracts;
- the potential to create a large pool of CERs under its portfolio strategy that could diversify risk for organisations with emissions reduction targets;
- the ability to rapidly deploy projects versus the longer average CDM project lead time;
- strategic connections in target markets;
- appreciation of the CDM policies and regulatory frameworks;
- the flexibility to adapt this methodology and infrastructure into other livestock sectors, other national CDM markets or new national markets such as Canada and Japan; and
- a range of additional environmental, social and economic co-benefits.

1.9 *Key risk factors*

AgCert faces key political, commercial and operational risk factors in delivering its business plan. These include, but are not limited to:

1.9.1 *Key regulatory and policy risks*

- the potential impact on price from the supply of Russian and Ukrainian hot air;
- countries deciding not to honour their Kyoto Protocol emissions reduction targets;
- the ability and state of readiness of the CDM regulatory infrastructure to deliver the expected growth in CDM projects;
- a large supply of allowances in the future from other CDM or JI projects;
- insufficient demand for CERs from organisations with emissions reduction targets;
- failure to obtain the required regulatory approvals for current and future projects;
- potential revisions to the CDM methodology baseline; and
- the lack of clarity over the international regulatory framework after 2012.

AgCert is well advanced in the implementation of its first contracted project at the Granja Becker farm in Brazil, which is not necessarily a typical farm size in Brazil and (assuming that the project is submitted for registration by 31 December 2005) qualifies under the Prompt Start ("Prompt Start") regime. The starting date of the project was 10 September 2003 and its 10 year CER crediting period started on 1 July 2004. A signed validation report and draft initial verification report have been prepared on the Granja Becker project. The signed validation report on page 17 observed that:

"... the project does meet all relevant UNFCCC requirements for the CDM and all relevant host country criteria ... we can confirm that the indicated amounts of emission reductions of annually 5.086 tonnes CO_2e [five thousand and eighty six tonnes annually of carbon dioxide equivalent] over a crediting period of ten years represents a conservative estimation".

The summary of the draft initial verification report stated that:

"... the project will generate verifiable emission reductions in the future".

Whilst the draft initial verification report stated that the project will generate verifiable emissions reductions, it has not yet confirmed the volume of emissions reductions achieved by the project. This will be addressed in the final verification report, completion of which is dependent on accreditation of the organisation responsible for verifying emission reductions.

1.7 *Critical path*

1.7.1 *Overview of the business plan*

AgCert intends under its business plan to generate a cumulative total of approximately 30 million tonnes of carbon dioxide equivalent reductions by the end of 2007. These relate to actual emissions reductions from projects on contracted farms without considering the time required to obtain regulatory approval. AgCert has estimated that the projected number of operational sites by 31 December 2007 in the business plan have the potential to produce a total of approximately 200 million tonnes of carbon dioxide equivalent emissions reductions over the contract lives of these sites, assuming achievement of certain critical tasks required to deliver its business plan.

In relation to regulatory approval, as at 14 March 2005 AgCert planned to submit for registration 7 PDDs by the end of July 2005 that will cover 97 projects in Brazil and 5 PDDs that will cover 47 projects in Mexico.

1.7.2 *Critical tasks for delivering the business plan*

AgCert has set an ambitious timetable for delivering the business plan. Its ability to deliver the business plan is dependent on achieving the following critical operational tasks (progress to date is assessed in section 1.10):

- access to sufficient capital to fund future growth;
- AgCert's process remaining as cost effectively scalable and achievable as a larger number of projects are built in different livestock sectors and countries in the future as envisaged under the business plan;
- recruiting a sufficient number of suitably experienced and high quality AgCert personnel to deliver the planned number of projects;
- employing local contractors that are sufficiently skilled and possess sufficient operational capacity to deliver AgCert's business plan; and
- leveraging the knowledge gained from, and learning from lessons experienced on, early projects.

1.7.3 *Critical tasks for delivering the regulatory timetable*

AgCert's ability to achieve its proposed regulatory timetable is dependent on:

- obtaining approval for, and receiving CERs from, projects started early under Prompt Start;
- receiving political endorsement of existing and future projects in host countries;

1.9.2 *Key market and commercial risks*

- exposure to possible price risk resulting from adverse movements in supply and demand dynamics in the carbon market;
- potential penalties resulting from non-compliance with the Group's contractual obligations for selling CERs to customers; and
- adverse fluctuations in weather or countries' economies that affect demand for CERs.

1.9.3 *Key operational and technical risks*

- inability to achieve the critical tasks required to deliver the business plan;
- farms with whom AgCert has contracted going out of business;
- future internal or external resources turning out to be insufficient to deliver the business plan or regulatory timetable; and
- an outbreak of swine fever or other related livestock illnesses.

This summary should be read in conjunction with section 12 which sets out in full the key risk factors pertaining to AgCert's business.

1.10 *Risk mitigation*

CCC has interviewed AgCert's management and officers, visited AgCert's office in Melbourne, Florida and a number of its projects in Brazil and obtained views on AgCert's business model and management team from relevant third parties.

On this basis, CCC believes that AgCert is taking effective steps to:

- address the operational and regulatory critical tasks, as summarised in section 1.7, that are required to deliver its business plan and regulatory timetable; and
- resolve where possible those risks factors, as summarised in section 1.9, that lie within its control.

As at the date of this Report, AgCert's steps to address these critical tasks and resolve these risk factors are still ongoing but AgCert is making observable progress.

In relation to those risks that lie outside AgCert's control, CCC believes that there will be a substantial global carbon market into which AgCert will be able to supply large volumes of allowances.

1.11 Summary

AgCert has developed a business model for generating large volumes of emissions reductions from capturing and combusting the methane emitted from animal waste. These can be monetised into revenue by converting the emissions reductions into CERs for sale to organisations or to governments with emissions reductions targets or to financial investors.

The global market for reducing GHG emissions is a policy driven market. This is a real, albeit emerging, market for trading emissions reductions allowances, as evidenced by the Kyoto Protocol entering into legal force in February 2005 and the EU-ETS commencing operations in January 2005.

AgCert is at an early stage in delivering the business plan for achieving emissions reductions and its regulatory timetable for generating CERs and is now planning to expand significantly.

The Group's distinguishing features include:

- being a dedicated, pure-play supplier in the emerging carbon market;
- possession of an approved methodology;
- its dedicated, scalable and systematic approach to producing carbon emissions allowances that has started to generate emissions reductions, which have yet to be certified, within a complex, developing regulatory market;
- agreements with farmers in Brazil and Mexico for generating emissions reductions;

- a number of projects already being operational and reducing GHG emissions;
- a number of forward contracts with customers for several million CERs;
- the potential to create a pool of CERs under its portfolio strategy which could diversify risk for organisations facing emissions reduction targets; and
- a strong understanding of, and experience with, the CDM regulatory process.

Delivery of AgCert's ambitious business plan and regulatory timetable is dependent on:

- AgCert achieving the critical tasks, which are summarised in sections 1.7.2 and 1.7.3; and
- key risk factors, especially regulatory and policy risk factors which are summarised in section 1.9. These include, but are not limited to, adverse fluctuations in supply and demand dynamics in the carbon market and the readiness of the CDM regulatory infrastructure.

However, CCC believes that AgCert is taking effective steps to achieve these critical tasks and resolve those risks which lie within AgCert's control. CCC also believes that there will be a substantial global carbon market into which AgCert will be able to supply large volumes of allowances.

1.12 *Remainder of the Report*

This executive summary sets out CCC's principal conclusions on the merits of AgCert's technology and projects, CCC's assessment of the business plan and regulatory timetable (including the assumed timescales to commercial exploitation) and the principal risks affecting AgCert's future prospects. However, this summary should be read in conjunction with the remainder of the Report. The reader can only understand the form and context in which these conclusions appear by reading the entire Report, and accordingly these conclusions are qualified by the remainder of this Report.

2. Definitions

Unless the context otherwise specifies, the capitalised terms shall have the meanings as defined in the section "Definitions and Glossary" in this document.

3. Introduction

3.1 *Introduction to Climate Change Capital*

CCC is a specialist merchant banking group that was incorporated in 2002 and provides financial services and products to companies affected by the convergence of policies, laws, regulations and market responses to climate change and security of energy supply. CCC's services include:

- providing financial advice and transaction services to companies affected by climate change policies;
- raising capital for companies whose technologies reduce GHG emissions and the impact of climate change;
- developing customised risk management and other financial products;
- researching, and updating clients with, the potential financial impact of climate change policies and legislation;
- advising asset managers on the impact on their investments from these markets, and developing an in-house financial products service; and
- providing transaction-specific advice on trades as well as developing in-house specialist carbon finance, asset management and trading teams.

CCC focuses on four main target markets:

- carbon finance, including emissions trading and other environmental products;

- clean and renewable energy;
- clean technology; and
- clean fuels.

CCC's clients include: utilities, fuel supply companies, energy intensive users, hedge funds, asset managers, private equity groups, investment banks, developers of innovative technologies and governments.

3.2 *Scope of the Report*

The Directors of AgCert have instructed CCC to prepare the Report in connection with the Placing, AgCert's admission to the Official List of the UKLA and admission of its ordinary shares to the main market of the London Stock Exchange. This Report has been prepared in accordance with Chapter 25 of the UK Listing Rules of the Financial Services Authority ("FSA") (the "Listing Rules") (acting in its capacity as the competent authority to the UKLA), which applies where an innovative high growth company does not have a three year trading record and its products or services are unproven.

Under paragraph 25.8 of the Listing Rules, CCC is required to assess the following:

- the merits of AgCert's products and/or services;
- AgCert's business plan, including the critical path and timescale to commercial exploitation and any projections of the market potential for AgCert's products or services; and
- the risk factors which might affect AgCert's business plan.

The Report has been prepared to comply with the requirements of the Listing Rules.

3.3 *Report process*

3.3.1 *Methodology*

In preparing this Report, CCC has conducted interviews with AgCert's senior management and other officers and has undertaken reviews of documentation prepared or held by AgCert, including the Group's business plan, project summaries, regulatory reports and market analyses. CCC has also visited AgCert's operations in Melbourne, Florida, and 3 of AgCert's projects on farms in the state of Minas Gerais in Brazil.

CCC has also utilised in-house expertise and held discussions with third parties, including:

- some of those customers with whom AgCert has secured forward contracts;
- a representative of the UNEB;
- AgCert's legal advisers;
- Designated Operational Entities ("DOEs"); the nature and role of DOEs is explained in section 5.3.3;
- the Designated National Authority ("DNA") in Mexico; the nature and role of DNAs is explained in section 5.3.3; and
- representatives of the World Bank Group ("World Bank"), including a representative of International Finance Corporation ("IFC"), which is part of the World Bank and provides debt and equity finance for private sector projects in the developing world.

CCC has prepared the Report with due care, skill and diligence based upon information that was provided to CCC by AgCert at the time of preparation of the Report. CCC only verified the information to the extent required under 25.6(d) and 25.8 of the Listing Rules, as set out in section 3.2 of the Report. Changes in circumstances may render such information and verification invalid at any point after CCC completed the Report. Whilst the views in the Report are those of CCC alone, the accuracy of the factual information as set out in the Report is provided by, and remains the sole responsibility of, the Directors of AgCert, except where otherwise specifically attributed.

No opinion, representation or warranty is given as to AgCert's ownership of or rights to use intellectual property, nor on the legal aspects of AgCert's operations, nor on any aspect of AgCert's financial record or its future financial prospects or performance. No audit of AgCert's facilities or systems has been undertaken by CCC in preparing this Report. The Report does not constitute any form of commitment or recommendation of investment on the part of CCC.

3.3.2 *Independence*

CCC is completely independent of AgCert and AgCert's main shareholders XL TechGroup Inc ("XL TechGroup") and Andlinger Capital III, LLC ("Andlinger Capital"). In due course after the Placing, it is possible that CCC may become an investor in emissions reduction projects that AgCert plans to undertake or engage in other commercial activities in the carbon market with AgCert.

3.4 *Report structure*

The following sections illustrate the structure that the Report follows:

3.4.1 *Section 4: Overview of AgCert*

Section 4 provides an overview of AgCert's strategy, its process and business model, its approved CDM methodology and the corporate structure.

3.4.2 *Section 5: Climate change policy and law*

Section 5 describes GHGs and explains the international policy framework governing GHG emissions that regulate the market in which AgCert operates, including the UNFCCC, the Kyoto Protocol and the flexibility mechanisms. The section summarises the status of emissions reductions policy in Canada, Japan and the USA, and analyses the EU-ETS in comparison with precedent emissions trading schemes. The section finishes by explaining the regulatory infrastructure underlying the Kyoto Protocol and EU-ETS.

3.4.3 *Section 6: Market for emissions reductions*

Section 6 describes the supply and demand dynamics of this compliance market up to and beyond 2012. This section also describes the impact of JI projects on the CDM market and outlines potential demand from the voluntary emissions trading market for CERs. This section then highlights the potential size of secondary trading in this market and the nature of organisations seeking to purchase CERs.

3.4.4 *Section 7: Customers*

Section 7 describes AgCert's customers and the contractual allocation of risk between AgCert and its customers.

3.4.5 *Section 8: Technology*

Section 8 describes how AgCert monetises GHG emissions reductions by selling CERs to customers, including the operational technology that is installed on the farms for capturing methane, the potential for generating renewable power, an overview of intellectual property and the data management system for recording the data from the farms and calculating the emissions reductions.

3.4.6 Section 9: Projects

Section 9 outlines the agreements between AgCert and farm owners and the operational status of projects already undertaken by AgCert in Brazil and Mexico. The section also analyses the regulatory status of these projects and their contractual terms. The section finishes by discussing the use of local contractors, further operational details of AgCert's first projects in Brazil and Mexico and an overview of agreements with farm owners in Canada and the USA.

3.4.7 *Section 10: Business plan*

Section 10 describes AgCert's portfolio strategy for managing the planned pool of CERs, the critical path for delivery and the key commercial assumptions in AgCert's business plan.

3.4.8 *Section 11: Merits*

Section 11 describes the merits of AgCert's methodology, including strategic merits, competitive advantages and co-benefits resulting from its introduction on farms.

3.4.9 *Section 12: Key risk factors*

Section 12 describes the key risk factors pertaining to AgCert's business, including key regulatory and policy risks, key market and commercial risks and key operational and technical risks.

4. Overview of AgCert

This section provides an overview of AgCert's strategy, its process and business model, its approved methodology and the corporate structure.

4.1 *Introduction to AgCert*

AgCert supplies high intensity livestock farm owners with technology to develop an Animal Waste Management System ("AWMS") that captures and disposes of GHG emissions from animal waste. Confined Animal Feeding Operations ("CAFOs") emit both methane and nitrous oxide that result from anaerobic and aerobic decomposition processes. Point Carbon described AgCert as "one of the driving forces behind the market for carbon credits generated through the Clean Development Mechanism" in May 2005. Agriculture generated 20 *per cent* of global anthropogenic (man-made) GHG emissions in 1990, as indicated in Table 1; 1990 is an important date because it forms the basis for setting baseline GHG emissions under the Kyoto Protocol. The classes of GHGs and climate change policy governing these GHGs are explained in more detail in section 5.

Table 1: 1990 global anthropogenic GHG emissions (carbon dioxide equivalent)

Industry sector	*Percentage of 1990 GHG emissions*
Industrial processes	32%
Agriculture	20%
Electric power generation	20%
Transportation	14%
Residential and commercial	12%
Waste disposal	2%
Total	100%

4.2 *Strategy*

AgCert's strategy is to be the market leader in supplying a standardised process for quantifying, verifying and monetising GHG emissions reductions from intensive livestock farms. By applying its standardised process, AgCert intends to generate a large pool of GHG emissions reduction allowances for sale to industrial GHG emitters, governments or other organisations that are looking to purchase bulk quantities to meet GHG emissions reduction targets.

AgCert developed its process to exploit the absence of a standardised, uniform commercial practice for quantifying, reducing and monetising agricultural GHG emissions. AgCert saw a significant business opportunity in exploiting this market niche. AgCert commenced operations in the USA by securing a Cooperative Research and Development Agreement ("CRADA") in 2002 with the United States Department of Agriculture ("USDA"); the objectives of the agreement were to develop, evaluate, quantify and devise agricultural production methods and practices that:

- minimise the release of carbon dioxide GHGs and/or GHG equivalents into the environment;
- enhance and improve water quality whilst minimising the release of carbon dioxide GHGs and/or GHG equivalents into the environment; and
- result in the generation of renewable power on a farm, especially if they result from practices aimed at reducing overall farm GHG emissions.

However, as at the date of this Report, the USA has not ratified the Kyoto Protocol, although various states, such as California, are developing their own climate change policies. In the absence of ratification of the Kyoto Protocol by the USA, AgCert determined the need to look to new markets, particularly high intensity livestock farms in developing countries. AgCert has secured agreements with farm owners in Brazil, Mexico, the USA and Canada. AgCert's strategy is to pursue the opportunities in Brazil and Mexico first. These projects will be structured as CDM projects; the CDM process is explained in section 5.3.3. AgCert has also identified new opportunities for resolving GHG problems relating to effluent on intensive livestock farms in other regions, including Argentina, Chile, Asia and Eastern Europe.

4.3 *Technology overview*

AgCert installs, operates and maintains AWMSs, such as Biodigesters, on high intensity livestock farms that significantly reduce the volumes of potent GHG emissions that are released into the atmosphere. AgCert's technology focuses primarily on capturing methane, which is either combusted using a flare or used to fuel onsite biogas power generators to generate electricity. Biogas is a gas that is rich in methane and is produced by the fermentation of animal waste, human sewage or crop residues in an airtight container. Methane has a Global Warming Potential ("GWP") of 21 times the equivalent amount of carbon dioxide.

Although the combustion of methane in AgCert's flaring process generates carbon dioxide, which also is a GHG, the total contribution by the farm to global warming is materially reduced because methane has a much higher GWP than carbon dioxide. The farm's contribution to global warming is further reduced if AgCert uses the methane to generate electrical power, as the methane replaces fossil fuels, such as oil, which would have been used to generate power and consequentially emit carbon dioxide.

AgCert provides a standardised process that quantifies and verifies reductions in agricultural GHG emissions and generates new revenue streams by monetising these reductions when the emissions reductions allowances are sold to customers that seek to achieve their own emissions reduction targets, whether mandatory or voluntary. AgCert retains the majority of these revenue streams and pays a proportion of the revenue to the farm owners.

This process also creates other tangible co-benefits for the farmer, including enhanced environmental performance and a source of renewable fuel. AgCert uses an electronic data management system to monitor, record and calculate the GHG emissions reductions from combusting the methane or powering biogas generators on its projects.

4.4 *Methodology*

4.4.1 *Overview*

On 22 October 2004, the UNEB, which was established under the UNFCCC to approve CDM methodologies and register approved projects, approved AgCert's baseline and monitoring methodology as Approved Methodology Number Sixteen (Greenhouse gas mitigation from improved Animal Waste Management Systems in confined animal feeding operations) ("AM0016"). AgCert's management believes that AM0016 is unique because it can be used on a global basis and on intensive livestock farms for cattle, buffalo, swine, sheep, goats or poultry. All approved methodologies are displayed on the UNFCCC website. The approved methodology was based on the draft PDD for AgCert's first project on the Granja Becker farm in the state of Minas Gerais in Brazil.

AM0016 enables AgCert to introduce modified AWMSs that incrementally reduce GHG emissions compared with a baseline AWMS. The modified AWMSs enable the capture of GHGs, in particular methane. The captured GHG, if methane, is flared or used to produce electricity or thermal energy. AM0016 provides flexibility for AgCert to adopt either approach, as both processes for disposing of the GHG from animal waste will achieve GHG emissions reductions.

On projects in Brazil and Mexico, AgCert's standard procedure is the installation of a flare, which is the common technology that is used for combusting the methane, with a biogas generator added if requested by the farmer. As at the date of this Report, AgCert is investigating

the most reliable and efficient model of biogas generator for generating power from the methane. CCC visited AgCert's office in Melbourne, Florida, and visited 3 operating projects undertaken by AgCert in Brazil on the Folhados, Cinco Estrelas and Agricola Veredinha farms in the state of Minas Gerais to understand AgCert's process.

4.4.2 *Design hierarchy*

The objective of AM0016 is to replace an existing AWMS with an improved AWMS to generate both incremental GHG reductions and other incremental environmental co-benefits, such as reduced land and water contamination from run-off. These co-benefits are described in more detail in section 11.3.

AM0016 allows AgCert to capture methane and nitrous oxide emissions from animal waste from those classes of livestock kept in confined conditions mentioned in section 4.4.1. AM0016 permits AgCert to choose the two most appropriate AWMSs for a particular farm for the baseline and new AWMS technology to be installed. The selected AWMSs will be chosen from the following options which have been taken from the complete list of possible manure management systems in the 1996 Revised Intergovernmental Panel on Climate Change (the "IPCC") Guidelines and the IPCC Good Practice Guidance and Uncertainty Management:

- solid storage in a stall, with or without liquid run-off into a pit system;
- drying in, and periodic removal of, manure from animal lots;
- storage of liquid manure in tanks;
- anaerobic lagoons;
- pit storage underneath livestock confinement facilities;
- anaerobic Biodigesters;
- deep litter (collation and periodic removal of manure from livestock stalls);
- composting; and
- aerobic treatment.

4.4.3 *Baseline*

The baseline period for a project will be valid for the selected crediting period, regardless of any decisions made by the UNEB, unless the baseline and monitoring methodology requires the monitoring of baseline validity indicators, which is not required in AgCert's case. The UNEB has stated that other CDM projects are not to be included when comparing the project against other similar activities, as described under the 4th step in section 5.3.3, in order to determine the project's additionality. In addition:

- the UNEB agreed in its 16th meeting in October 2004 that any national or sectoral policies or regulations, which give positive comparative advantages to less emissions-intensive technologies over more emissions-intensive technologies (such as public subsidies for renewable energy or energy efficiency programmes), that have been undertaken since the formal adoption by the Conference of the Parties ("COP") of the Marrakech Accords may not be taken into account in developing a baseline scenario. The role of the COPs is explained in section 5.2. This is to avoid creating perverse incentives against stimulating investments in emissions reduction technology; and
- the UNEB Methodology Panel, at the 16th meeting of the UNEB, indicated that it still was considering the potential impact on baseline calculations of new sectoral mandatory regulations, which are adopted by local or national public authorities to reduce environmental externalities, conserve energy and incidentally reduce GHG emissions.

4.5 *Group structure*

AgCert's corporate headquarters are in Dublin, Ireland. AgCert also has its principal development centre in Melbourne, Florida, which provides management and operational support to AgCert's projects worldwide; CCC visited AgCert's office in Melbourne for the purposes of producing the Report. AgCert also controls subsidiary operating companies in Canada, Brazil and Mexico.

AgCert has only recently established legally incorporated companies within Brazil and Mexico. Until that date, AgCert's employees have worked in Brazil and Mexico effectively as consultants.

5. Climate change policy and law

The average temperature of the Earth is expected to rise by 1.4 to 5.8 degrees Centigrade by the year 2100. The EU Council of Ministers stated in 1996 that it "believes that global average temperatures should not exceed 2 degrees Centigrade above pre-industrial levels". The 2 degrees Centigrade objective is referred to widely by decision-makers in policy formulation and is often presented in terms of the atmospheric concentration of GHGs that would lead to an irreversible temperature change.

The proportion of the atmosphere that is made up of GHGs is calculated using the measure parts per million ("ppm"). As at February 2005, atmospheric concentrations of carbon dioxide were just short of 380 ppm and could reach 400 ppm within a decade. The probability of exceeding the 2 degrees Centigrade target is thought to be low if concentrations remain below 400 ppm of carbon dioxide equivalent; however, it is thought that a concentration of 550 ppm would be likely to breach this target. Other estimates suggest that a doubling of carbon dioxide concentrations in the atmosphere from pre-industrial levels (from 275 ppm to 550 ppm) could increase temperatures between 2 degrees Centigrade and 4 degrees Centigrade. The consequences are described in section 5.1.

The global market for the purchase of emissions allowances to reduce GHG emissions is a policy driven market. The policies reflect a global objective to reduce GHG emissions and have evolved from:

- the First World Climate Conference in 1979; to
- Article 2 of the UNFCCC setting as an objective the achievement of stabilisation of GHG concentrations in the atmosphere at a level that would prevent dangerous anthropogenic interference with the climate system. In order to achieve this objective, GHG emissions must be reduced; to
- the Kyoto Protocol entering into legal force on 16 February 2005. The Kyoto Protocol is the first legally binding international step that sets targets towards stabilising the atmospheric concentration of GHGs, thereby implementing the objective in Article 2 of the UNFCCC.

Reducing GHG emissions from countries named in Annex I to the UNFCCC ("Annex I Parties") by approximately 5 *per cent* under the Kyoto Protocol is not sufficient to meet the objective in Article 2 of the UNFCCC. Much greater reductions are required, such as the UK's policy objective to reduce carbon dioxide emissions by 60 *per cent* by 2050.

These policies have led to long-term, legal obligations being placed on countries to reduce their GHG emissions and have promoted the creation of a market in which countries can operate to deliver these emissions reductions. The flexibility mechanisms described in section 5.3 are designed to provide organisations with flexibility over the most economically efficient manner to reduce the quantity of GHGs in the atmosphere.

CCC believes that a key objective behind international climate change policy is to design adaptable policies that can be adjusted to ensure demand exceeds supply in the emissions reduction markets. Under this objective, the use of these adaptable policies to create a short market, such as by setting more onerous emissions reductions targets, would in turn create the economic appetite for organisations to trade in order to achieve their emissions reductions targets. Once emission trading was selected as a tool for achieving emissions reductions, and a value thereby was placed on these emissions reductions, making the market short increases the pressure to deliver these emissions reductions. However, the current market structure does not contain the automatic mechanisms to ensure that demand continues to exceed supply. This will require further negotiation with the UNFCCC.

The policy-driven design of the global GHG emissions market contrasts with the design of other commodity markets. However, this market is in its early stages; as players become better informed and the market infrastructure evolves, the expectation is that the global GHG emissions market will evolve into a full market with high volumes of secondary trading and develop specialised trading instruments and characteristics, in the same way as other commodity markets. These developments, as explained in section 6.8, are already underway, with companies that are facing emissions reductions targets entering into forward contracts.

This section describes GHGs and explains the international policy framework governing GHG emissions that regulate the market in which AgCert operates. In particular, the section describes the formation of the UNFCCC and how the Kyoto Protocol, which set legally binding emissions reduction targets, developed out of the UNFCCC. This section describes the various flexibility mechanisms under the Kyoto Protocol for achieving emissions reductions, including the CDM, JI and emissions trading and mechanisms for carbon sinks.

The section also summarises the status of emissions reductions policies in Canada, Japan and the USA, analyses the EU-ETS as the only example of an operational cross-border emissions trading scheme as at the date of this Report, and compares the EU-ETS with precedent emissions trading schemes. The section concludes by explaining the infrastructure underlying the Kyoto Protocol and EU-ETS.

Section 6 describes the supply and demand dynamics of the market that has been created by, and is a function of, the policies described in this section.

5.1 *Greenhouse gases*

GHGs occur naturally and are critical for life on Earth; they prevent some of the sun's warmth from reflecting back into space and without them the Earth would be a cold and barren place. However, GHGs are also being generated in growing quantities by anthropogenic activities; these include the burning of fossil fuels such as oil, coal and natural gas, deforestation and certain farming methods.

Scientific consensus has identified that these anthropogenic activities have increased the amount of GHGs in the atmosphere, resulting in a significant increase to the global temperature and altering the global climate. This process is known as global warming. This consensus was displayed at the convergence of international scientists in Exeter, UK, in February 2005 who highlighted the global impact under different scenarios of increased GHG emissions, and by the National Academy of Sciences in the USA.

According to the IPCC, the average temperature of the Earth's surface is expected to increase by between 1.4 to 5.8 degrees Centigrade by the year 2100. This compares to global land temperatures in 2003 being about 1 degree Centigrade higher since the end of the 19th century, making it the third warmest year on record, and global land and sea temperatures being about 0.8 degrees Centigrade higher since the late 19th century. The IPCC observed that larger changes or faster rates of change in the climate will have more adverse effects on environmental and socio-economic systems.

The IPCC has identified 6 GHGs and the GWP of each GHG over a hundred year time horizon, as set out below in Table 2. The most common GHG is carbon dioxide; the impact of other GHGs is analysed by comparing the GWP of one unit of each of these GHGs against one equivalent unit of carbon dioxide. The GWP of GHGs is therefore measured in terms of carbon dioxide equivalent. Different variations of HFCs and perfluorocarbons ("PFCs") possess varying degrees of GWP.

Table 2: GWP of the six main GHGs

GHG	*GWP*
Carbon dioxide	1
Methane	21
Nitrous oxide	310
HFCs	140 to 11,700
PFCs	6,500 to 9,200
Sulphur hexafluoride	23,900

5.2 *International climate change regulatory framework*

5.2.1 *Background*

The First World Climate Conference recognised climate change as a serious problem in 1979 and explored how climate change might affect human activities. A series of intergovernmental conferences were held in the 1980s and early 1990s, ending with the Second World Climate Conference in 1990; these conferences, driven by increasing scientific evidence, helped to raise international concern about climate change. The IPCC, which was formed in 1988 to assess the state of existing knowledge about the climate system and climate change, confirmed the scientific evidence for climate change in its first report in 1990.

5.2.2 *United Nations Framework Convention on Climate Change*

In December 1990, the United Nations ("UN") approved the start of treaty negotiations. In December 1992, the UNFCCC was signed by 166 countries that attended the Earth Summit in Rio de Janeiro, and on 21 March 1994 the UNFCCC entered into force.

Thirty six Annex I Parties to the UNFCCC, which were either industrialised countries (being members of the Organisation for Economic Co-operation and Development ("OECD")) or were countries in transition to a market economy, undertook an agreement to reduce emissions of these 6 GHGs to safe levels but without setting targets. Implementation of Article 2 of the UNFCCC was discussed at subsequent meetings of the COPs.

5.2.3 *Kyoto Protocol*

At the 3rd COP in Kyoto, Japan, in December 1997, the Parties to the UNFCCC signed the Kyoto Protocol. In Annex B of the Kyoto Protocol, 39 Annex B Parties, as indicated in Table 3, undertook legally binding obligations under Article 3 of the Kyoto Protocol to reduce GHG emissions by an average of at least 5 *per cent* compared to 1990 levels during the 2008 to 2012 period. After the Kyoto Protocol entered into legal force on 16 February 2005, the next Conference of the Parties serving as the Meeting of the Parties to the Protocol ("COP/MOP") will meet to make decisions relating to the Kyoto Protocol and CDM. Canada will host the first COP/MOP to the Kyoto Protocol, in conjunction with the 11th COP to the UNFCCC, in Montreal from 28 November to 9 December 2005.

Some Annex B Parties were set a baseline year other than 1990; any references in the rest of this Report to 1990 as the baseline year for Annex B Parties reflect this. Annex B Parties were also given the option under Article 3.8 of the Kyoto Protocol to use 1995 as the baseline year for HFCs, PFCs and sulphur hexafluoride emissions. However, this Report refers to 1990 as the baseline year for these GHGs.

The main differences between Annex I and Annex B Parties are that:

- it is Annex I Parties that can invest in CDM and JI projects as well as host JI projects, and non-Annex I Parties can host CDM projects;
- it is Annex B Parties that have the legally binding emissions reduction targets under the Kyoto Protocol;
- Belarus and Turkey are listed in Annex I to the UNFCCC but not in Annex B to the Kyoto Protocol;
- Czechoslovakia was included as an Annex I Party but by the time of the Kyoto Protocol, had become two countries, the Czech Republic and Slovakia, which were classified as Annex B Parties; and
- Croatia, Lichtenstein, Monaco and Slovenia are listed in Annex B to the Kyoto Protocol but not in Annex I to the UNFCCC.

The terms Annex I Party and Annex B Party are used interchangeably in the market and in the Report, despite there being those technical differences between the two terms mentioned above.

For each year in the Kyoto Protocol Period, the emissions reduction commitment undertaken by Annex B Parties is calculated by comparing the annual average of emissions with the baseline GHG emissions in 1990. The maximum amount of GHGs that a country may emit over the compliance period in order to comply with its GHG emissions reduction target was defined as a Party's Assigned Amount ("AA").

Annex I Parties adopted at the 7th COP a decision on the compliance regime: if the actual emissions of an Annex I Party at the end of the compliance period exceed the AA, then the Party must supply additional allowances to cover the shortfall, plus a penalty of 30 *per cent*, is barred from selling under emissions trading and must develop a compliance plan to meet this target in the compliance period after 2012.

Table 3 lists the Annex B Parties to the Kyoto Protocol, the status of their ratification of the Kyoto Protocol and their emissions reduction targets, calculated as the percentage reduction compared to the baseline level, as at 7 March 2005. These reduction targets include emissions reductions that were to have been achieved by the USA, as it was a signatory to the Kyoto Protocol. However, certain countries, including the USA which represented 36.1 *per cent* of global GHG emissions from Annex I Parties in 1990, have not yet ratified the Kyoto Protocol. In October and November 2001, the Marrakech Accords ("Accords") were adopted at the 7th COP; the Accords set out the detailed rules for development and operation of the Kyoto Protocol and UNFCCC.

The Kyoto Protocol sets 1990 as the baseline year for calculating GHG emissions reduction targets for Annex B Parties. However, the International Energy Agency ("IEA") forecast in its World Energy Outlook 2002 that global carbon dioxide emissions in 2030, based on existing policies, would be 70 *per cent* higher than current levels as at the date of the report, with global energy-related carbon dioxide emissions in 2030 reaching 38 billion tonnes. In March 2005, CCC understood that Canada's GHG emissions significantly exceeded its Kyoto Protocol target. This illustrates the need for rapid action to reduce global GHG emissions and the market opportunity for suppliers of allowances.

Table 3: Status of Kyoto Protocol ratification and emissions reduction targets

Annex B Party	*Signature date*	*Ratification date*	*Target*
Australia	29 April 1998	—	+8%
Bulgaria	18 September 1998	15 August 2002	−8%
Canada	29 April 1998	17 December 2002	−6%
Croatia	11 March 1999	—	−5%
Czech Republic	23 November 1998	15 November 2001	−8%
Estonia	3 December 1998	14 October 2002	−8%
European Union*	29 April 1998	31 May 2002	−8%
Hungary	—	21 August 2002	−6%
Iceland	—	23 May 2002	+10%
Japan	28 April 1998	4 June 2002	−6%
Latvia	14 December 1998	5 July 2002	−8%
Liechtenstein	29 June 1998	3 December 2004	−8%
Lithuania	21 September 1998	3 January 2003	−8%
Monaco	29 April 1998	—	−8%
New Zealand	22 May 1998	19 December 2002	+0%
Norway	29 April 1998	30 May 2002	+1%
Poland	15 July 1998	13 December 2002	−6%
Romania	5 January 1999	19 March 2001	−8%
Russian Federation	11 March 1999	18 November 2004	+0%
Slovakia	26 February 1999	31 May 2002	−8%
Slovenia	21 October 1998	2 August 2002	−8%
Switzerland	16 March 1998	9 July 2003	−8%
Ukraine	15 March 1999	12 April 2004	+0%
USA	12 November 1998	—	−7%

* European Union comprises Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal, Spain, Sweden and the United Kingdom of Great Britain and Northern Ireland

To be legally binding, the Kyoto Protocol required 55 Annex I Parties (accounting for 55 *per cent* of the Annex I 1990 carbon dioxide emissions) to ratify the Kyoto Protocol; as at 7 March 2005, 144 states and regional economic integration organisations had ratified the Kyoto Protocol. The Kyoto Protocol would enter into legal force on the 90th day after the receipt of the Russian ratification of the Kyoto Protocol by the United Nations Secretary General. On 18 November 2004, these requirements were met when Russia ratified the Kyoto Protocol, and the Protocol entered into legal force on 16 February 2005.

Non-Annex I Parties to the UNFCCC (including Mexico, Brazil, Chile, Argentina and other developing countries) did not undertake binding obligations to set emissions reduction targets. Of those non-Annex I Parties listed in Annex B to the Kyoto Protocol, as at 7 March 2005 only Kazakhstan (although CCC understands that Kazakhstan has signalled its intention to ratify) and Zambia had not ratified the Kyoto Protocol. As at the date of this Report, the Parties to the UNFCCC and the Kyoto Protocol have commenced discussions over the form of the international climate change agreement to follow the Kyoto Protocol after 2012. Formulation of a post-2012 regulatory framework advanced when the European Council announced on 23 March 2005 that it would seek to negotiate a 15 to 30 *per cent* reduction in GHG emissions for developed countries by 2020.

5.3 *Flexibility mechanisms*

The Protocol offers countries the choice of 3 flexibility mechanisms to reduce GHG emissions in the most cost-effective and efficient manner: emissions trading, JI and the CDM.

5.3.1 *Emissions trading*

Emissions trading enables countries and organisations with emissions reduction targets to reduce their GHG emissions in an economically efficient manner, by allowing those with higher marginal abatement costs to buy emissions allowances from those with lower marginal abatement costs. Marginal abatement costs are the additional costs incurred by an organisation in reducing one additional unit of emitted GHGs; these include investing in increased energy efficiency, switching fuel sources to cleaner fuels or investing in renewable power generation.

Under the Kyoto Protocol, each country that has taken on a GHG emissions reduction target will be granted an AA that consists of a specific number of Assigned Amount Units ("AAUs") and is equivalent to its permitted total volume of GHG emissions between 2008 and 2012. Article 3 of the Kyoto Protocol states that Annex I Parties' emissions should not exceed their AAs. One AAU is equivalent to 1 tonne of carbon dioxide equivalent, and each Party's allocated quantity of AAUs represents its total emission allowances between 2008 and 2012. This is calculated as the Party's emissions reduction commitment under the Kyoto Protocol in percentage terms, multiplied by its 1990 baseline GHG emissions multiplied by five years to reflect the five year period from 2008 to 2012. Under emissions trading rules, countries are allowed to trade AAUs in order to achieve their separate emissions reduction targets.

5.3.2 *Joint Implementation*

Under Article 6 of the Kyoto Protocol, which sets out the rules for JI projects, Annex B Parties are allowed to implement projects that reduce GHG emissions, or remove carbon from the atmosphere, in other Annex I Parties. This arrangement is subject to the project being approved by both the host and sponsor Annex I Parties and delivering additional GHG reductions that would not have occurred in its absence, compared to a Business As Usual ("BAU") baseline. These emissions reduction allowances are entitled ERUs. Projects starting from 2000 that meet JI requirements may be listed as JI projects; however, ERUs can only be issued in relation to reductions in the period from 2008.

The JI process is a 2 track approach. Any proposed Track 1 JI project must meet certain eligibility requirements to qualify. These require both Annex I Parties to:

- have ratified the Kyoto Protocol;

- have calculated their AAs to comply with Article 3 of the Kyoto Protocol. Article 3 states that Annex I Parties should ensure that anthropogenic carbon dioxide equivalent emissions of the GHGs listed in Annex A of the Kyoto Protocol should not exceed the AAs that are based on the emission reduction calculations in Annex B of the Kyoto Protocol;
- have installed a national system of estimating emissions and removal of GHGs within their territory;
- have installed a national registry to record and track movement of all GHG emissions reduction allowances; and
- annually report information on emissions reductions and carbon removal.

Annex I Parties have to achieve these eligibility criteria to qualify under Track 1. If they qualify, then they are allowed to employ their own procedures and rules to determine the selection of JI projects and the estimation of GHG emissions reductions from the projects, without recourse to any international body for approval.

If the Parties do not meet these eligibility requirements, the Parties must adopt the Track 2 procedures for JI projects. Track 2 allows JI projects to begin before the host country has met all the eligibility requirements for Track 1. However, before the project starts issuing ERUs, the host Party must meet those elements of the above eligibility requirements in relation to establishing and calculating its assigned amount of GHG emissions reductions and establishing a national registry.

The requirements for Track 2 JI projects are similar to those for CDM projects as set out in section 5.3.3. Under Track 2, the project status and quantity of ERUs to be generated must be verified by an Independent Entity ("IE") in accordance with the rules set out in Article 6 to the Kyoto Protocol. An IE is an organisation that is accredited by the JI Supervisory Committee to verify GHG emissions reduction projects under the JI scheme. The JI Supervisory Committee will be established subsequent to the Kyoto Protocol entering into legal force on 16 February 2005, and will oversee Track 2 JI projects in a similar role to the UNEB that oversees CDM projects. Its activities will include accrediting project validators, approving projects, accrediting project verifiers and overseeing the ERU host country.

The process under Track 2 includes the following steps:

- the project developer identifies a project in an Annex I country, and is encouraged to obtain a Letter of Endorsement ("LoE") from the host country;
- the project developer prepares full documentation for the project, including a PDD;
- the host country approves the project by issuing a Letter of Approval ("LoA"), which confirms approval for transferring ERUs from the host country;
- submission of the project details to an IE for validation;
- implementation of the project;
- monitoring and verification of emissions reductions from the project by the IE; and
- issue of ERUs by the host country.

5.3.3 *Clean Development Mechanism*

Under Article 12 of the Kyoto Protocol, which defines the CDM, Annex I Parties can also invest in emissions reduction projects in non-Annex I Party countries, which include developing countries, and claim CERs. The CDM also explicitly provides for the participation of private entities (such as AgCert) in developing CDM projects. The basis of a CER is the reduction or sequestration (absorption of carbon dioxide through natural processes such as photosynthesis or physical sequestration projects if possessing an approved methodology) of 1 tonne of carbon dioxide equivalent by a CDM project, as confirmed by an independent report from a DOE to the UNEB. The main legal criteria under the Kyoto Protocol for CDM projects are that:

- the project assists host non-Annex I Parties to achieve sustainable development goals, and assists Annex I Parties to achieve compliance with their quantified emission limitation and reduction commitments under Article 3 of the Kyoto Protocol;
- the participation of each country is voluntary;
- the project provides real, measurable and long-term benefits related to the mitigation of climate change; and
- the project delivers reductions in GHG emissions that are additional to any that would have occurred in the absence of the certified project.

The 16th meeting of the UNEB agreed on a document that set out 5 steps for defining additionality. These steps included:

- Step 1: identify realistic and credible alternatives to the project;
- Step 2: determine that the project is not the economically and financially attractive option compared to other alternatives without considering revenues from CERs;
- Step 3: determine that the project faces barriers that prevent implementation of this type of project and do not prevent implementation of one of the alternatives;
- Step 4: determine that similar projects cannot be observed or, if they could be observed, that there were essential distinctions that can be reasonably explained; and
- Step 5: explain how approving the project as a CDM project and its corresponding benefits will alleviate the financial and economic hurdles in the 2nd step and other barriers identified in the 4th step.

If these steps were satisfied, the project activity is considered additional and not the baseline scenario under the CDM process.

CCC believes that these steps reduce the volume of potential supply of CDM projects, which increases the CER price. If these additionality requirements were relaxed, project developers may be able to have CDM projects registered and their emissions reductions certified more easily, thereby increasing supply and reducing the CER price. AgCert's advanced operational infrastructure combined with its approved methodology, as described in section 8.5, gives AgCert a competitive advantage if the additionality requirements remain as they are, but AgCert could face the risk of increased competition if they are relaxed. However, since the carbon market is a dynamic, policy-driven market, this would signal that cost effective emissions reductions can be achieved more easily which should spur authorities to restrict the volumes of allowances issued to companies and thereby uphold the market.

Unlike JI projects, which, as described in section 5.3.2, can commence in 2000 but are not eligible to earn ERUs until 2008, CDM projects can commence from 2000 if it can be demonstrated that the CDM was an integral part of the project design prior to construction and generate CERs from that date subject to meeting the criteria set by the UNEB, as described below.

The project developer must first gain approval for the proposed methodology for reducing GHG emissions from the UNEB. Once the project has been identified, the key stages in the CDM process for delivering a project for the project developer are:

- production of a PDD which describes:
    - the project activity and participants;
    - the proposed baseline methodology;
    - how the additionality requirements will be met;
    - contribution to sustainable development; and
    - how the emissions reductions will be monitored;

- where the environmental impacts of the project are considered significant by the host country, an Environmental Impact Assessment ("EIA"), undertaken in accordance with the procedures of the host country, will be required;
- public consultation, including invitation and consideration of stakeholder comments;
- issue of a LoA by the host country DNA and Annex I Party. The DNA is the national authority established by a country under the auspices of the Accords and takes part in the approval of CDM projects. The DNA sets out the sustainable development criteria for CDM projects, confirms the voluntary participation of project participants and confirms the contribution of the project to the host country's sustainable development goals through issuing a LoA for the project. As at 19 March 2005, 75 countries, including Mexico and Brazil, have appointed DNAs. The LoA:
  - confirms that the CDM project actively assists in achieving the host country's sustainable development goals;
  - confirms that participation by the project participants in the CDM project is voluntary;
  - states that the DNA is the authorised body within the host country for issuing a LoA; and
  - states that the host country has signed, ratified and is committed to the Kyoto Protocol;
- validation of the PDD by an accredited DOE. The DOE is an independent legal entity that is accredited by the UNEB to validate projects for registration with the UNEB and verify and certify GHG emissions reductions achieved by the project. As at 21 April 2005, the DOEs which are accredited for different industry sectors by the UNEB are:
  - Japan Quality Assurance Organisation ("JQA"); JQA is a Japanese not-for-profit organisation that specialises in registering, testing and certifying management systems in accordance with national and international standards;
  - TÜV Industrie Service GmbH TÜV SÜD Group ("TÜV"); TÜV is part of the TÜV Rheinland Group, based in Germany, which documents the safety and quality of products, systems and services;
  - Det Norske Veritas Certification Ltd ("DNV"); DNV is part of the international DNV group, with headquarters in Norway, whose services include certification, qualification and verification of management systems;
  - Societe Generale de Surveillance UK Ltd ("SGS"); SGS is part of the SGS Group, which was originally founded in France and is now a global provider of system inspection, verification, testing and certification services; and
  - Jaco CDM Ltd; Jaco CDM Ltd is a Japanese company that validates, verifies and certifies GHG emissions reductions;
- registration of the project with the UNEB within 8 weeks after submission of a request by the DOE after completing the validation report;
- monitoring by the project developer;
- periodic verification of the project's emission reductions and certification of these emission reductions by the DOE; and
- issue of CERs by the UNEB after receiving the certification report from the DOE.

5.3.3.1 *Prompt Start projects under the Clean Development Mechanism*

Prompt Start was introduced by the UNFCCC to encourage early action by CDM project developers to deliver operational CDM projects in time for the Kyoto Protocol Period and meet future demand for CERs. The Accords state that the crediting period for a CDM project activity may start prior to the date of its registration but not earlier than 1 January 2000, provided that the CDM project is submitted for registration before 31 December 2005 (and that the project has started generating emissions reductions by 18 November 2004).

5.3.3.2 *Unilateral CDM projects*

This process is designed to simplify the regulatory process required to deliver a CDM project by enabling a CDM project to be registered without needing the approval of an Annex I Party.

The UNEB agreed, in its 18th Board meeting between 23 and 25 February 2005, that the registration of a project activity can take place without an Annex I Party being involved at that stage. However, before an Annex I Party can acquire CERs from a project that has adopted this approach from an account within the CDM registry, the Annex I Party needs to submit an LoA in order for the CERs to be forwarded to the national registry where the Annex I Party holds an account. Therefore this process delays, rather than removes, the need for a CDM project to obtain an LoA from the Annex I Party.

AgCert believes that, based on discussions with regulatory authorities, this change mitigates the risk for AgCert of CERs being stranded in AgCert's national registry account, because AgCert can add new participants to the project prior to distribution of CERs by the UNEB and therefore the UNEB can transfer CERs directly to that project participant's account.

5.4 *Carbon sinks and Removal Units*

The Kyoto Protocol includes several provisions governing the use of carbon sinks to achieve GHG emissions reduction targets. Carbon sinks cover GHG emissions from Land Use, Land-Use Change and Forestry ("LULUCF") that transfer GHGs from the atmosphere to other reservoirs, such as land, plants and the ocean. Forests and soil are carbon sinks because they remove carbon dioxide from the atmosphere. Trees, during their growth stage, are net carbon sinks because they remove more carbon dioxide from the atmosphere than they emit.

The Accords approved the following LULUCFs that can be accounted for to meet emission reduction targets, in addition to planting new or replanting forests and reducing deforestation:

- forest management;
- cropland management;
- grazing land management; and
- re-vegetation.

Removal of GHGs by eligible sinks generates Removal Units ("RMUs") that Annex B Parties can utilise to meet GHG emissions reduction targets. These RMUs are only valid once the reductions have been verified by experts and cannot be carried over to future commitment periods. In addition, an Annex B Party can only use CERs from such activities to meet up to 1 *per cent* of its emissions in the 1990 baseline year for each of the 5 years in the Kyoto Protocol Period.

Emissions reduction benefits from improved land use practice changes are relevant when considering the co-benefits of the introduction of AWMSs by AgCert to incrementally reduce the GHG emissions, because, as explained in section 11.3, these co-benefits include improved fertiliser, preventing contamination of groundwater or surface water and other land management practices.

5.5 *Canada and Japan*

Canada has ratified the Kyoto Protocol, as indicated in Table 3. The Canadian Government announced various measures to reduce the burden for industries from reducing GHG emissions, including a statement that no measures that cost more than CAN$15 per tonne of carbon dioxide equivalent should be undertaken by industry. This sets a ceiling on the price of emissions allowances payable by Canadian industry. Any difference between this cap and allowance prices, when applied to Canada's commitment to reduce emissions under the Kyoto Protocol, would presumably have to be funded by the Canadian taxpayers or consumers.

Japan has ratified the Kyoto Protocol and negotiated a 6 *per cent* emissions reduction target; however, in 2002 Point Carbon reported that Japan's emissions were 7.5 *per cent* higher than the 1990 base level. Japan aims to meet its obligation through the combination of energy efficiency measures, voluntary emissions reductions from industry and investing in overseas GHG reduction projects.

5.6 *USA*

The USA has not ratified the Kyoto Protocol, instead it is pursuing voluntary partnerships with energy intensive industries to introduce cleaner technologies and industrial processes, and is conducting a broad range of research and development programmes aimed at improving the energy efficiency of fossil fuel power production and capturing and sequestering carbon dioxide. In addition, various states in the USA, such as California and the North Eastern States, have initiated programmes and passed legislation to reduce GHG emissions within that state.

Japan, Canada and the USA represent significant potential markets for AgCert in addition to the European market.

5.7 *European Union Emissions Trading Scheme*

5.7.1 *Overview*

The original 15 Member States ("Member States") of the EU ("EU15"), until its enlargement to 25 Member States ("EU25") on 1 May 2004 with the admission of the 10 new Accession States, are committed to reducing their combined emissions of GHGs by an average of 8 *per cent* compared to 1990 levels over the Kyoto Protocol Period. This combined commitment is distributed to individual Member States through the European Burden Sharing Agreement ("BSA").

The European BSA was established under Decision 2002/358/EC of 25 April 2002 (Concerning the approval, on behalf of the European Community, of the Kyoto Protocol to the United Nations Framework on Climate Change and the joint fulfilment of commitments hereunder). The 10 new Member States will be full participants in the EU-ETS. The EU15 ratified the Kyoto Protocol on 31 May 2002 and implemented the Protocol into EU law on 13 October 2003 under Directive 2003/87/EC (Establishing a scheme for greenhouse gas emission allowance trading within the Community and amending Council Directive 96/61/EC) (the "EU-ETS Directive"). CCC believes that the EU-ETS will generate a significant market for CERs.

The EU has implemented the EU-ETS, with effect from 1 January 2005, as a core component for achieving its GHG emissions reduction target. The EU-ETS is an EU-wide cap-and-trade system for GHG allowances that operates in 2 phases: the first phase runs from 2005 to 2007 (the "EU-ETS First Phase") and controls emissions of carbon dioxide alone. The second phase runs from 2008 to 2012 (the "EU-ETS Second Phase"), in tandem with the Kyoto Protocol Period which controls emissions of all 6 GHGs. Installations covered by the scheme are allocated European Union Allowances ("EUAs"); 1 EUA represents the right to emit 1 tonne of carbon dioxide.

All Member States in the EU25 are obliged to draw up National Allocation Plans ("NAPs"); these must be agreed with the European Commission ("EC") and set out how the total volume of EUAs will be allocated amongst industrial sectors and installations in each Member State. The NAP permits each installation covered by the scheme to emit a volume of carbon dioxide that corresponds to the number of EUAs surrendered. A cap is placed on the total volume of EUAs allocated, which creates the scarcity needed for a trading market to emerge.

Most EUAs are allocated free of charge to installations; under Article 10 of the EU-ETS Directive, at least 95 *per cent* are allocated free of charge in the EU-ETS First Phase and 90 *per cent* in the EU-ETS Second Phase. Member States are therefore allowed to auction up to 5 *per cent* and 10 *per cent* of EUAs in the EU-ETS First Phase and EU-ETS Second Phase respectively. At the end of each calendar year, installations must surrender a number of EUAs that are equivalent to their verified emissions in that year, which will be cancelled so that they cannot be re-used. Those installations allocated with insufficient EUAs may purchase additional EUAs thereby creating a market in these allowances. If they fail to surrender sufficient EUAs to cover their emissions:

- they will have to pay a penalty of €40 per tonne of carbon dioxide for any shortfall in the EU-ETS First Phase;
- this penalty will rise to €100 per tonne of carbon dioxide for any shortfall in the EU-ETS Second Phase;
- they will also have to obtain allowances to make up the shortfall in the following year; and

- their failure to comply with the scheme will be published.

Under the EU-ETS, installations with excess EUAs can sell them to other installations that are unable to meet their specific emissions limit and thus have too few EUAs, but they cannot roll over these surplus EUAs from the EU-ETS First Phase to the EU-ETS Second Phase. This ability to roll over emissions allowances is described as banking. However, CERs from CDM projects can be converted into EUAs at any time throughout the period of the EU-ETS, which includes from the EU-ETS First Phase to the EU-ETS Second Phase.

In the EU-ETS First Phase, the EU-ETS will only regulate carbon dioxide emissions and is mandatory for the companies in the following sectors:

- combustion installations with a rated thermal input exceeding 20 megawatts ("MW") (except for hazardous or municipal waste installations);
- mineral oil refineries;
- coke ovens;
- metal ore roasting or sintering installations;
- iron and steel production with a capacity exceeding 2.5 tonnes per hour;
- installations for manufacturing glass with a melting capacity exceeding 20 tonnes per day;
- industrial plants for producing pulp or paper and board with a production capacity exceeding 20 tonnes per day;
- installations that produce cement clinker in rotary kilns (with a production capacity exceeding 500 tonnes per day), lime in rotary kilns (with a production capacity exceeding 50 tonnes per day) or in other furnaces with a production capacity exceeding 50 tonnes per day; and
- installations for manufacturing ceramic products by firing, such as bricks and tiles, with a production capacity exceeding 75 tonnes per day and/or a kiln capacity exceeding 4 cubic metres and with a setting density per kiln exceeding 300 kilograms per cubic metre.

Installations can achieve their emissions targets by buying more EUAs, abating internal emissions or by acquiring CERs (in the EU-ETS First Phase and the EU-ETS Second Phase) and ERUs from the JI (in the EU-ETS Second Phase only) under Directive 2003/0173 (COD) (Amending the Directive establishing a scheme for greenhouse gas emission allowance trading within the Community, in respect of the Kyoto Protocol's project mechanisms) (the "Linking Directive"). The Linking Directive is a piece of binding European legislation requiring Member States to enable, by law, organisations covered by the EU-ETS to achieve their GHG emissions reductions by investing in, and earning emissions allowances from, CDM and JI projects. Under the EU-ETS, for compliance purposes both 1 CER and 1 ERU equate to 1 EUA.

More than 12,000 installations within the EU25 (although this number may increase once all the NAPs are finalised) are covered under the EU-ETS First Phase, accounting for around 45 *per cent* of the EU's total carbon dioxide emissions or about 30 *per cent* of the EU's total GHG emissions. The scheme will be reviewed in mid-2006 to consider whether it will be extended to cover other sectors, such as chemicals, aluminium and transport (such as the airline industry), and other GHGs. As at the date of this Report, the question of whether other GHGs or sectors will be included in the EU-ETS Second Phase is unresolved. The EC announced in a Communication in February 2005 on page 8 that "the scope of international action must be widened to cover all GHGs and sectors. In particular, the fast growing emissions from aviation and maritime transport should be included". CCC is aware that governments are already consulting on the EU-ETS Second Phase.

The EU-ETS is important to AgCert for two reasons.

Firstly, the EU-ETS has the potential to become a major source of demand for CERs from CDM projects if there are insufficient EUAs for companies to achieve their emissions reduction targets. However, Article 6 of the Kyoto Protocol states that the acquisition of emissions reduction units should be supplemental to domestic actions for achieving emissions reduction

targets. During the negotiations for the Kyoto Protocol, the concept of supplementarity was agreed but defining it proved more difficult; ultimately, there was a general understanding that at least 50 *per cent* of emissions reductions for each country should be achieved domestically. The EU-ETS Directive stated that the use of the CDM and JI flexibility mechanisms should be supplemental to domestic action by Member States to reduce GHG emissions and that such domestic action should constitute a significant element of the effort made.

Secondly, the price of CERs, because they can be banked between the two EU-ETS phases (unlike EUAs), will be influenced largely by the price expectation of EUAs or their forward price in the EU-ETS Second Phase, when it is likely that far larger GHG emissions reductions will be required than currently assumed under NAPs in the EU-ETS First Phase. On this basis, CCC believes that the spot price for delivered CERs paid by organisations owning installations covered by the EU-ETS is likely to be higher than current CER prices.

5.7.2 *Status*

The EC set a deadline that the EU15 Member States had to have submitted their NAPs by 31 March 2004 and the 10 Accession States by 1 May 2004. As at 15 April 2005, 23 Member States have had their NAPs approved to some extent, with the exception of Italy and Greece.

On 7 July 2004, the EC unconditionally accepted 5 NAPs from Denmark, Ireland, the Netherlands, Slovenia and Sweden. On 20 October 2004, the EC unconditionally accepted a further 6 NAPs from Belgium, Estonia, Latvia, Luxembourg, the Slovak Republic and Portugal. On 27 December 2004, the EC unconditionally accepted a further 4 NAPs from Cyprus, Hungary, Lithuania and Malta.

On their first assessment, the NAPs of the following countries were conditionally approved: Austria, Germany and the UK; Finland and France; and Spain. Since that time, the revised Czech Republic NAP has been approved, the UK will participate in the EU-ETS on the basis of its original allocation but nevertheless will challenge the EC in the courts, and Point Carbon reported that Poland is similarly considering legal action against the EC.

The UK for example, in the first NAP that it issued in 2004, allocated 736 million tonnes of EUAs to UK industry sectors under the EU-ETS for the period between 2005 and 2007. However, the UK Government announced in October 2004 that it planned to increase this sum of allowances to 756 million to reflect increased emission projections between 2005 and 2007, and announced a revised NAP on 14 February 2005 that allocated these extra 20 million allowances. Point Carbon reported that the EC indicated on 14 February 2005 that it could not approve the UK's revised NAP because when the EC had conditionally approved it in July 2004, the extra 20 million allowances for industry were not included. The UK Government has subsequently announced that it will allocate allowances based on the 736 million tonnes which the EC approved in July, although it is going ahead to file legal proceedings, as it still hopes to have its revised NAP approved in the long term.

5.8 *Precedent trading schemes*

5.8.1 *Overview*

The markets created by the Kyoto Protocol and the EU-ETS are not the first examples of policy-driven markets that involve establishing a cap-and-trade scheme of allowances in gas emissions. For example, the USA has established a sulphur dioxide cap-and-trade scheme, and the UK established its own voluntary GHG emissions trading scheme. These schemes have incorporated similar concepts, such as the monitoring, trading and retiring of allowances over a specified time period, and indicate that the principles underlying the EU-ETS are not new and untested.

However, it is important to understand that these national schemes were smaller and less complex in relative terms than the cross-border EU-ETS and the international global emissions reduction market contemplated under the Kyoto Protocol.

5.8.2 *Clean Air Act*

The Acid Rain Program that was established under Title IV of the 1990 Clean Air Act Amendments in the USA established a market-based cap-and-trade system for sulphur dioxide emissions from electricity generating facilities in order to reduce the incidence of acid rain. The first phase of the scheme covered the period between 1995 and 2000 and limited emissions from the largest, highest emitting electricity generating facilities. The second phase incorporates a tighter cap on emissions and has expanded the number of affected installations to cover essentially all fossil fuel power generation in the USA. The Acid Rain Program required a 50 *per cent* reduction in total sulphur dioxide emissions in the USA compared to 1980 sulphur dioxide levels, and in 2002 sulphur dioxide emissions were reported to have decreased by more than 30 *per cent* compared to 1990 levels.

5.8.3 *Other USA emissions trading schemes*

A regional programme for trading nitrogen oxide emissions called the Ozone Transport Commission Nitrogen Oxide Budget Programme was established in 1999 and was superseded by a new scheme in 2002. An emissions trading scheme called the Regional Clean Air Incentives Market in California also set demanding targets for reducing emissions of nitrogen oxide and sulphur oxide since its commencement in 1994. To ensure that emission reductions actually occur, most of the cap-and-trade programmes devised in the USA have incorporated a penalty for non-compliance, either an automatic fine and/or the withdrawal of a defined level of future allowances from installations. Various states in the USA, such as Maine and Massachusetts, have introduced programs to reduce GHG emissions.

5.8.4 *UK voluntary emissions trading scheme*

Under the UK GHG emissions trading scheme, which began in March 2002, 31 organisations (entitled "Direct Participants" ("DPs")) undertook voluntary targets in order to receive incentive payments totalling £215 million that were allocated by auction. The scheme set targets, compared to a baseline period between 1998 and 2000, to reduce GHG emissions by 11.88 million tonnes of carbon dioxide equivalent over the 5 year life of the scheme. Additionally, energy intensive companies that have negotiated Climate Change Agreements ("CCAs") with the Government, whereby they receive an 80 *per cent* discount on the Climate Change Levy ("CCL") in return for meeting energy-related targets, could buy or sell allowances in the trading scheme.

In their first compliance period, CCA holders delivered carbon dioxide reductions of 13.5 million tonnes against an estimated 2000 baseline. They purchased 580,000 allowances through the UK emissions trading scheme to help meet targets. In the first compliance period the DPs achieved emissions reductions of 4.6 million tonnes of carbon dioxide equivalent against their baselines, and in the second compliance period achieved emissions reductions of nearly 5.2 million tonnes against their baselines. In November 2004, 6 companies in the scheme offered to reduce emissions by a further 8.9 million tonnes of carbon dioxide equivalent; this was in response to many organisations significantly over-achieving their targets early on which generated a large surplus of allowances that threatened to undermine the economics and environmental credibility of the trading scheme. These issues illustrate the complexities in designing emissions trading schemes.

5.8.5 *Summary*

Experience from examples of trading schemes shows both the potential viability and functionality of a policy-driven market and also the complexities and practical problems experienced during implementation. While the precise natures of individual emission reductions markets are inevitably different, CCC believes that the indications of the turnover and scale of existing emission reductions markets are encouraging for the future of the EU-ETS and Kyoto Protocol.

5.9 *Registries*

5.9.1 *Overview*

Holdings, transfers and acquisitions of ERUs, CERs, RMUs and AAUs will be tracked and recorded through a computerised system of registries. These will be compared with the actual

emissions of Annex B Parties to check if they are in compliance with their GHG emissions reduction targets during the Kyoto Protocol Period. Each ERU, CER, RMU and AAU will have a unique serial number to enable identification; a CER can only be held in 1 account in 1 registry at a given time.

As at the date of this Report, finalisation and implementation of the registries, the International Transaction Log ("ITL") and process are still ongoing. Therefore, this analysis of the registries is based on CCC's understanding of the current status and objectives of the infrastructure, based on conversations with official sources and available public documentation.

5.9.2 *Infrastructure*

The infrastructure for recording the flow of allowances will include:

- a national registry for each Annex B Party which will:
  - o contain accounts for ERUs, CERs, RMUs and AAUs held by each Annex B Party and/or any legal entity authorised by an Annex B Party;
  - o contain accounts for retiring or cancelling any allowances; and
  - o manage movements between account holders or Parties;
- a CDM registry, which is a standardised electronic database and will:
  - o be established and maintained by the UNEB;
  - o contain CER accounts for non-Annex B Parties and CDM project participants. A project participant can be a sovereign state that has signed and ratified the Kyoto Protocol or any private or public entity authorised by a sovereign state to participate in the CDM project, and which has the right to decide on the allocation of CERs from the CDM project; and
  - o contain an UNEB pending account, which is used to initially hold CERs that have been issued after instruction by the UNEB before they are forwarded to the registry accounts of project participants less a deduction for administration costs and a levy; and
- a UNFCCC ITL, to be established and maintained by the UNFCCC Secretariat, which will verify transactions of ERUs, CERs, RMUs and AAUs. The mandate for the Secretariat is set out in Article 8 of the UNFCCC; its functions include overseeing arrangement of the COPs, assisting Annex B Parties in implementing their commitments and co-ordinating with the secretariats of other international bodies.

National registries for Annex I Parties and authorised entities within the EU will also contain accounts for installations with GHG emissions reduction targets under the EU-ETS; all transactions by these installations will be recorded and checked by a separate transaction log, the Community Independent Transaction Log ("CITL"), which will be operated by the EC.

The transfer of CERs into and between the national registries of Member States will require the CITL to be in existence, as well as the ITL and the fulfilment by the appropriate Annex I Parties (involved in the transfer) of the eligibility requirements.

5.9.3 *Process*

This section illustrates the key stages for a CDM project within this process:

- first, the CDM project will be registered by the UNEB and the DOE will produce a verification report that will verify the actual GHG emissions reductions achieved by the project, as explained in section 5.3.3;
- the DOE will produce a certification report that certifies that the project has achieved these verified emissions reductions and requests that the UNEB issues CERs for the amount of GHG abatement that occurred during the project's verification period; and

- the UNEB, after receiving this request, will instruct the CDM registry administrator to issue CERs into the pending account of the UNEB. The CDM registry administrator will then forward CERs equal to the share of the proceeds into either the national registry account or the CDM account of the project participants, as requested in a credit-sharing agreement submitted by the project participants to the UNEB, after deducting an amount to cover an administration charge and to assist developing countries that are particularly vulnerable to the adverse effects of climate change to meet the costs of adaptation.

5.9.4 *Status*

The key issues relate to:

- the status of the CDM registry;
- the status of the ITL;
- eligibility requirements for international emissions trading; and
- the status of the CITL.

The CDM registry is established but is currently holding no CERs, since no emission reductions have yet been certified.

Forwarding of CERs from the UNEB pending account into a national registry account, but not into a CDM registry account, requires the existence of the ITL. The ITL is currently under construction and it is unclear when it will be operational. The ITL is not expected to be operational before the middle of 2006; even when the ITL is fully functional, full transferability of CERs between national registries (as reported by Point Carbon) is considered unlikely to take place before the middle of 2007. But until this happens, CERs in the CDM registry may be 'stranded' and prevented from being forwarded into national registry accounts.

For an Annex I Party and its authorised legal entities to become eligible to participate in international emissions trading under Article 17 of the Kyoto Protocol, the Annex I Party must satisfy eligibility requirements that are the same as those set out in section 5.3.2 in relation to JI projects. To complete these requirements the Annex I Party is obliged to submit a report (commonly referred to as the Article 7.4 report) that declares that its national systems are ready. This is followed by an expert review process and compliance committee decision that may take a maximum of 16 months to assess the status of the Annex I Party against the eligibility requirements, following which the Annex I Party (and its authorised legal entities) will be able to trade emissions internationally.

CCC understands that there are likely to be significant delays as a result of countries having to achieve these steps and meet the eligibility requirements. CCC understands that most Annex B Parties may satisfy the eligibility requirements at the earliest by early 2007. EU Member States must submit their Article 7.4 reports together to the UNFCCC, and CCC understands that they may meet the eligibility requirements of the Accords at the latest by early 2008. Hence, unless a significant increase in resources (human and financial) is dedicated to implementing this institutional infrastructure, organisations with emissions reductions targets under the EU-ETS may not be able to surrender CERs for compliance purposes until mid-2007 at the earliest.

However, provided that the buyer's national registry and the ITL are established (or the buyer is able to open an account within the CDM registry) in time for scheduled delivery under AgCert's contracts with customers, CCC understands that this infrastructural delay should not prevent AgCert from delivering CERs (assuming AgCert has generated sufficient CERs) initially into the buyer's account under the terms of its contracts with customers and therefore meeting its contractual delivery obligations.

The CITL is required for all movements of CERs within the EU, and is expected to be established in 2005 or early 2006, and individual Member State national registry accounts will be established also. The UK expects its registry to be operational during 2005.

5.9.5 *Impact on AgCert*

The allocation of regulatory risk between AgCert and customers is discussed in section 7.2.3.

6. Market for emission reductions

This section analyses the supply dynamics (in terms of potential volume and competing suppliers of CERs) and the demand dynamics of the compliance market (including the price of CERs and estimated demand for CERs in the EU-ETS First Phase, the Kyoto Protocol Period and after the Kyoto Protocol Period). This section also describes the impact of JI projects on the CDM market and outlines potential demand from the voluntary emissions trading market for CERs.

This section also analyses the secondary trading aspects of the market and indicates the types of organisations who would specifically choose to purchase CERs rather than EUAs. Understanding the secondary trading aspects of the market is important. The potential size of the secondary market, whether compliance-related or as a financial investment, is difficult to quantify with certainty as the overall carbon market is at an early stage; for example, the EU-ETS only commenced operation on 1 January 2005. The policy-driven nature of the carbon market implies that potential buyers and sellers in the primary carbon market will include traders and organisations only seeking to achieve their compliance targets. This mix of market players contrasts with equity or debt markets.

6.1 *Information sources*

The carbon market, which is driven by climate change policy, is a new and emerging market. Thus, future estimates for the carbon market vary, depending upon data sources, assumptions and estimates. Common sources of market information or data include:

- Point Carbon, which is an online source of market news and research on climate change policy, financial services such as trading and risk management, CDM projects and JI projects;
- the IEA, funded by the OECD, which focuses on providing data and analysis of the energy sector primarily in OECD countries;
- the European Environment Agency, which provides data and analysis on European energy and environment policies and developments;
- the World Bank, which publishes reports on the carbon market;
- CDMWatch, which is a non-profit organisation that monitors the CDM, analyses CDM projects and provides information on CDM projects and issues; and
- the UNFCCC, which contains details of the international regulatory climate change framework, CDM projects and JI projects.

CCC has based its opinions in this Report on these common sources of market information and also in-house expertise and research. Use of alternative sources of information to those used in the Report may generate estimates that are different from those in the Report.

6.2 *Recent CER contracts*

Point Carbon has reported a number of large forward purchase contracts for CERs in the market. Point Carbon has not disclosed the names of the parties involved or contracted prices for confidentiality purposes. These include:

- 1 million tonnes of carbon dioxide equivalent for delivery between 2007 and 2010 that was announced in February 2005;
- 2.5 million tonnes of carbon dioxide equivalent for delivery between 2005 and 2012 that was announced in January 2005;
- 500,000 tonnes of carbon dioxide equivalent for delivery between 2008 and 2009 that was announced in January 2005; and
- 1.875 million tonnes of carbon dioxide equivalent for delivery between 2007 and 2012 that was announced in December 2004.

On 8 March 2005 Point Carbon reported that "a couple of confidential (primary) CER forward deals have recently taken place at around €5.25".

6.3 *Supply of CERs*

6.3.1 *Overview*

The CER market is a sub-set of the overall market for emissions allowances, referred to as the carbon market. Estimates for the potential supply of CERs from CDM project activities will make different assumptions based on the availability and quality of information about possible current and future project activities, assumptions regarding the likelihood of UNEB approval for specific methodologies, additionality requirements and broad, macroeconomic and political factors such as the demand for CERs, host country risks and future economic conditions in relevant sectors and regions. A strong degree of uncertainty, in particular with relation to compliance with the regulatory process, hinders any attempts to predict with any accuracy CER and ERU supplies at this stage.

It is important to observe that these estimates for supply of CERs are broadly based on existing projects that Point Carbon has recorded in its database.

These estimates could vary significantly depending on:

- the number and size of future CDM projects submitted for registration; and
- the proportion of submitted projects that actually succeed in generating CERs.

CCC has sourced estimates for potential supply of CERs from Point Carbon because it is a widely cited source of information on the carbon market and because it explains the rationale behind its estimates.

6.3.2 *Point Carbon estimates*

Point Carbon estimated that:

- CDM projects may generate a cumulative total of 60 to 80 million CERs by 2008. Based on a CER price of €5.25, this represents approximately a supply worth between €315 million and €420 million;
- existing projects in the CDM and JI markets could supply a cumulative total of approximately 520 million tonnes of reductions in carbon dioxide equivalent by 2012. Based on a CER price of €5.25, this represents approximately a supply worth €2.7 billion; and
- CDM projects alone could supply a cumulative total of 800 million CERs by 2012. Based on a CER price of €5.25, this represents approximately a supply worth €4.2 billion.

Point Carbon's estimate in October 2004 that a cumulative total of 60 to 80 million CERs could be generated by 2008 was based on:

- its existing database of projects, after adjusting for delays and cancellations; and
- additional volumes from new projects that have not been developed.

Point Carbon estimated in March 2005 that a cumulative total of approximately 520 million tonnes of carbon dioxide equivalent emissions reductions could be generated by 2012 by examining its database of CDM and JI projects. This database contained 1,446 CDM and JI projects at 22 March 2005, and of these, 326 projects, potentially producing a cumulative total of approximately 520 million tonnes of carbon dioxide equivalent emissions reductions by 2012, have reached PDD stage.

Point Carbon's estimate that a cumulative total of 800 million CERs could be generated by 2012 assumed that:

- HFC-23 and nitrous oxide projects will generate a large proportion of the CERs;
- many of the most promising CDM sites are in China, so supply is dependent upon complying with the approval process in that country;
- CDM projects may not be economically viable on the 2 to 3 smallest HFC-23 plants at forecast forward prices;

- if the current methodology for HFC-23 projects changes, then the supply of CERs could be dramatically reduced; and
- other project types may or may not deliver their emissions reductions. For example, deployment of landfill gas projects is expected to be gradual, projects for capturing coal-bed methane could reach the market by 2008 or 2009 (although these normally have very long lead times) and geological sequestration projects could have a large market share by the end of the Kyoto Protocol Period.

6.3.3 *Other estimates*

In contrast, CDMWatch estimated that a cumulative total of approximately 328 million CERs would be generated by CDM projects by 2012. This estimate was based on:

- CERs from 166 known projects in 36 countries as at 11 March 2005;
- only including projects for which a PDD had been made available; and
- including projects that were:
  - small-scale CDM projects;
  - registered projects;
  - validated projects that were seeking registration;
  - projects that were seeking validation; and
  - projects which were seeking approval for their methodology.

6.3.4 *AgCert projects*

Point Carbon state that the number of projects within its database for estimating future supply of CERs is based on those projects that are recorded on the UNFCCC website. As at 23 March 2005, the UNFCCC website only referred to the Granja Becker project in the context of AgCert's approved methodology AM0016.

6.4 *Potential competitors for supplying CERs*

6.4.1. Key issues

The key issue surrounding supply of CERs is that existing and new CDM projects could generate a sufficiently large volume of CERs that:

- could exceed potential demand; and
- could depress the CER price, and thereby AgCert's potential revenues, although CCC's view is that this is unlikely for the economic reasons mentioned in section 6.6.3.6.

Although AgCert is currently focusing on CERs, the CER price is tied to other carbon market prices. A large influx of JI projects could also adversely affect the CER price for delivery between 2008 and 2012, and this is analysed in section 6.5.

6.4.2 *Agricultural projects*

As at 21 April 2005, 21 baseline and monitoring methodologies and 2 consolidated methodologies have been approved by the UNEB. Of these 21 approved methodologies, only Approved Methodology Number Six ("AM0006") is comparable to AgCert's approved methodology, AM0016. AM0006 was submitted by Agricola Super Limitada ("AgroSuper"), and is based on the PDD for methane capture and combustion from swine effluent at Peralillo in Chile.

However, AM0006 is not a direct competitor to AM0016 for the following reasons:

- AgCert's management believes that AM0006 does not enable the creation of a process as scalable as that enabled under AM0016. AM0006 is more project rather than process based, with bespoke activities tailored to each farm rather than operating under one standardised process;
- AgCert's management believes that AM0006 works well for large centralised farm operations but is less cost effective for smaller farms. In contrast, AM0016 includes both decentralised smaller farms and large centralised farm systems; and

- AM0006 only spans cattle, buffalo and swine operations, whereas AM0016 encompasses cattle, buffalo, swine, sheep, goats and poultry operations.

Sadia S/A, a Brazilian company that produces chilled and frozen foods (including chicken, pork and beef, from a range of farms and outsourced suppliers in Brazil) has also applied AM0006 within a PDD that aims to generate a cumulative total of approximately 240,000 tonnes of carbon dioxide equivalent emission reductions over a 10 year period.

Transalta Corporation devised a PDD in 2000 with the Global Livestock Group Inc for the manufacture, distribution and sale of a feed supplement that is designed to improve the digestive process of cattle and decrease ruminant methane emissions. However, the proposed crediting period of 32 years appears inconsistent with the choice of a fixed 10 year period or renewable 7 year periods under the current CDM structure, and as at 21 April 2005 there was no approved methodology on the CDM website underpinning this PDD. Therefore AgCert does not believe that this PDD poses a competitive risk.

6.4.3 *HFC CER projects*

In the current CDM market as a whole, CCC believes that the primary competitors for AgCert in developing large volumes of emissions allowances are:

- projects that destroy Trifluoromethane ("HFC-23"), which is one example of an HFC; and
- projects that reduce nitrous oxide emissions.

HFC-23 has a high GWP (11,700 compared to carbon dioxide over a 100 year time horizon) and has the potential to generate high volumes of reductions in GHG emissions. The UNEB in its 18th meeting agreed to register two HFC-23 projects in Gujarat, India and Ulsan in the Republic of Korea. The PDDs for these projects indicate that these 2 projects could generate annually approximately 4.8 million tonnes of reduction in carbon dioxide equivalent emissions (although the Ulsan project only generated 30 *per cent* of its expected emissions reductions in the period between 1 January 2003 and 31 March 2005). Point Carbon estimated that these 2 projects could generate approximately a cumulative total of 39 million tonnes of reductions in carbon dioxide equivalent by 2012.

In addition, CCC understands that China has some substantial HFC-23 destruction projects that could generate several million tonnes of emissions reductions per annum, which are at an early stage of negotiation but which it is actively promoting to industrial emitters and multi-national development banks.

The supply has also been delayed by a recent review of Approved Methodology Number One ("AM0001") used in HFC-23 projects. This indicates a broader concern over the possibility of review subsequent to the approval of a particular methodology, which might delay the issuance of CERs.

6.4.4 *Nitrous oxide CER projects*

Nitrous oxide reduction projects are another important potential large scale source of CERs, especially because of the high GWP of nitrous oxide as illustrated in Table 2. Quantification of this potential source of CERs is made difficult by the lack of visibility over the status of proposed CDM nitrous oxide reduction projects, because not all projects have yet been registered with the UNEB.

In March 2005 in its 18th meeting, the UNEB approved the methodology for a nitrous oxide emissions reduction project in Onsan in the Republic of Korea. Approved Methodology Number Twenty One ("AM0021") is based on a PDD that has been developed by the chemical group Rhodia for a project that expects to achieve annual emissions reductions of 10.5 million tonnes of carbon dioxide equivalent per annum. Point Carbon estimated that this project could generate cumulative emissions reductions of approximately 70 million tonnes of carbon dioxide equivalent by 2012.

In addition, CCC is aware of a portfolio of nitrous oxide projects over 6 jurisdictions that could generate several million CERs per annum, assuming all projects are successfully completed.

6.4.5 *Landfill gas CER projects*

Landfill gas projects comprise another significant source of CERs; as at 11 April 2005, and based on CCC assumptions for landfill gas projects, 2 projects have been validated and 19 projects were awaiting validation. These projects could potentially generate a cumulative total of up to approximately 60 million CERs by 2012. The first CDM project to be registered by the UNEB was the NovaGerar landfill gas project in Brazil; the PDD estimated that the project would reduce emissions by approximately a total of 14.1 million tonnes of carbon dioxide over 21 years. Landfill projects cover several different methodologies approved by the UNEB.

6.4.6 *Other CER projects*

Other projects that could potentially generate CERs include a number of renewable energy and fuel switching projects and energy efficiency measures.

6.4.7 *Unilateral CDM projects*

The decision by the UNEB, as mentioned in section 5.3.3.2, to permit unilateral projects may encourage competitors to submit more CER projects for registration and exploit this easing of regulatory requirements. However, CCC believes that AgCert is equally, if not better, placed than potential competitors to exploit unilateral CDM projects by its ability to bundle different projects within 1 PDD and its advanced state of operations, assuming such bundling is allowed by the UNEB.

6.4.8 *Supply constraints*

CCC believes that a number of constraints may hinder the speed of new CDM projects being registered and generating CERs. These include:

- the ability of the UNEB to manage future volumes of submitted CDM projects;
- the small scale of the projects compared to traditional project finance projects and uncertainty over future cashflows currently making this market unattractive for project financiers as a source of funding; and
- the current lack of visibility and international agreement over the regulatory structure and CER prices after 2012.

CCC believes that the lack of clarity over the post-2012 value of CERs, which reflects the early stage of international discussions over the post-2012 climate change policy framework (although, as mentioned in section 5.2.3, the European Council recently announced that it would seek a 15 to 30 *per cent* reduction in GHG emissions for developed countries by 2020), is retarding the development of future CDM projects. A report prepared for the World Bank estimated that the average time for development of a large project is 4 to 5 years.

A key issue in relation to supply of CERs is registration of a CDM project, which itself is dependent upon the projects demonstrating additionality and which affects all CDM project developers. The additionality provisions of Article 12 of the Kyoto Protocol require that a CDM project delivers emission reductions that are additional to any that would have occurred in the absence of the certified project. As such there is no legal requirement for financial additionality, in that the project would not have gone ahead without the revenue generated by CER sales from the project activity.

It is apparent, however, that the procedures currently being pursued by the UNEB place a greater degree of emphasis on the additionality rules than Article 12 itself otherwise suggests, as indicated in section 5.3.3. This indicates to many observers of the CDM process the numerous different interpretations of additionality requirements, including to a certain extent environmental, technological and financial additionality. Therefore CCC believes that a project submitted under a new methodology that is more dependent upon CER revenue for financial viability than another project, identical in all other respects, is more likely to achieve speedy registration with the UNEB, excluding other procedural uncertainties.

Continued project development and the resulting quantity of CERs sold forward in the market after the Kyoto Protocol Period are therefore increasingly dependent upon an agreement between governments to guarantee the continued value of CERs post-2012.

6.4.9 *Competition summary*

Other CER projects do possess the potential to generate large volumes of CERs because their methodology permits the capture of GHGs with a higher GWP than methane, such as HFC-23 and nitrous oxide. These projects in particular could become competitors to AgCert in terms of potentially being able to supply large volumes of CERs.

In addition, when seeking to supply to organisations with emissions reduction targets, AgCert may face competition from other emissions allowances, such as ERUs, although this depends on the relative price differential between different forms of allowances.

6.5 JI supply

Competition for CER demand may come from demand for ERUs, which are similarly fungible with Annex B AAUs and EUAs within the EU-ETS. A significant difference between the two types of allowances, however, is that ERUs will not become available for use in compliance until 2008, nor can projects claim entitlement to emission reductions achieved before 1 January 2008. Thus their supply is relevant only to the Kyoto Protocol Period, and only substantial quantities of allowances will alter the supply-demand dynamics of the system given the potential availability of hot air allowances and CERs.

Point Carbon estimated in March 2005 that existing Track 2 JI projects in Russia and the Ukraine could deliver per annum less than 10 million tonnes of carbon dioxide equivalent reductions between 2008 and 2012, if ERUs are issued on the same conditions as CERs. If these projects were deployed rapidly, they could generate per annum up to 30 million tonnes of carbon dioxide equivalent reductions. Reliable estimates for ERUs generated by Track 1 projects are unavailable because countries are in the early stages of considering these projects.

However, ERU supply may play an important role in determining demand (and therefore to some extent price) of CERs in the Kyoto Protocol Period, depending upon how the rules and procedures for JI projects and host country behaviour develop.

CCC believes that the decision by some countries to forsake hot air and only buy greened AAUs may reduce the incentive for the development of JI projects in Russia and the Ukraine. This is because the procedures for delivering Track 2 JI projects are likely to be cumbersome and bureaucratic.

Hot air refers to when Russia, the Ukraine and the 10 Accession States, which joined the EU25 on 1 May 2004, suffered an economic downturn during the late 1980s and early 1990s with the fall of the Soviet Union. This economic downturn generated volumes of hot air in Russia and the Ukraine, because actual emissions as a result of the downturn were lower than the emissions reduction targets under the Kyoto Protocol.

Greening of AAUs means that the money used to purchase the hot air must be used by the selling country to fund a JI project leading to real reductions of GHGs or some other specified development project or fund with environmental benefits in that respective country. However, this depends upon the assessment of Russia and other countries as either Track 1 or Track 2 and the availability and usage by Annex B Parties of hot air.

6.6 *Demand for CERs*

6.6.1 *The market and prices for CERs*

This section analyses key factors that would affect the price of CERs.

6.6.1.1 *2005-2007*

The compliance market for CERs is limited to countries that have ratified the Kyoto Protocol and are listed in Annex B of the Kyoto Protocol. CERs may be used to enable Annex B Parties to meet their emissions reduction targets for the Kyoto Protocol Period. In addition, under the Linking Directive, CERs may be used to meet emissions reduction targets imposed on certain installations that face targets in the EU-ETS First Phase and the EU-ETS Second Phase.

As a consequence, during the period to December 2007, CCC believes that the demand for CERs is likely to derive from Annex B Parties purchasing CERs in anticipation of their need to comply with targets set under the Kyoto Protocol Period, supplemented by operators of European installations seeking to meet the requirements of the EU-ETS.

Accordingly, until 2007, the price for CERs is likely to be influenced by:

- the EU-ETS First Phase, as this currently provides the main mechanism by which these GHG emissions reductions may be monetised; and
- the EU-ETS Second Phase, because from 2008, which is the start of the Kyoto Protocol Period, demand for CERs will be driven by an expected shortfall in GHG emissions reductions for Annex B Parties as mandated by the Kyoto Protocol..

As a consequence, this suggests that the time value of the CERs will be recognised in a higher price by the market because they contain the option to be surrendered in the EU-ETS Second Phase.

6.6.1.2 *Price drivers*

It is unlikely that the demand for CERs will be augmented by requirements originating in the voluntary and offset markets for emissions reductions, as it is doubtful that the prices achieved by such markets will exceed the level established in the Kyoto Protocol market. Prices for emissions reductions after 2012 will be highly sensitive to the political appetite for further reductions in GHG emissions. This will depend on:

- shifts in the scientific consensus on climate change;
- economic growth;
- the importance of energy security and the need for diversity;
- fossil fuel prices;
- emissions reduction allowance prices;
- weather; and
- political dynamics.

6.6.1.3 *Price caps*

An additional factor affecting prices for CERs could be the price caps that public sector procurement funds may place on CER purchases; these would operate such that, if market prices exceed these price caps, the fund will not purchase CERs from the market. Existing procurement funds, such as the Spanish and (as reported by Point Carbon) Dutch government procurement funds, have imposed CER price caps; the Certified Emission Reduction Unit Procurement Tender ("CERUPT") of the Dutch Government procurement fund has set a price cap between €4 and €5 per CER.

However, these funds may change their terms if future CER market prices differ substantially from current estimates. In addition, AgCert, through its activities in the market, reported that some procurement funds were adopting more flexible and market-based approaches to pricing.

6.6.1.4 *Political appetite for GHG emissions reductions*

Governments undertook an agreement, under Article 2 of the UNFCCC, to stabilise GHG concentrations in the atmosphere at a level that would prevent dangerous anthropogenic interference with the climate, but without setting targets. As stated in section 5.1, the average temperature of the Earth is expected to rise by between 1.4 to 5.8 degrees Centigrade by the year 2100. The EU Council of Ministers stated in 1996 that it "believes that global average temperatures should not exceed 2 degrees Centigrade above pre-industrial levels".

The 2 degrees Centigrade objective is referred to widely by decision-makers in policy formulation and is often presented in terms of the atmospheric concentration of GHGs that would lead to such a temperature change. The EC referred to recent research that indicated that a level of 550 ppm of carbon dioxide equivalents offers at most a 1 in 6 chance of achieving the

2 degrees Centigrade objective, but if the concentration rose to 650 ppm there is only a 1 in 16 chance of achieving the objective. CCC believes that the 2 degrees Centigrade target is an operating principle driving current negotiations for the post-2012 period. As mentioned in section 5.2.3, the European Council recently announced that it would seek to negotiate a 15 to 30 percent reduction in GHG emissions for developed countries by 2020.

In order to achieve the 2 degree Centigrade objective, GHG emissions reductions by Annex B Parties will be required that exceed those required in the Kyoto Protocol Period. As a consequence, unlike other commodity markets, the demand for emissions reductions is likely to increase if supply becomes available at low cost. In the short term, the market for CERs is likely to be rather syncopated, given the step changes that may be prompted by the transitions in 2007 and 2012. However, the price impact of the step changes may be smoothed by the ability, or otherwise, to hold CERs through the transitions.

6.6.2 *2005 to 2007*

This section analyses the potential shortfall in the EU-ETS First Phase.

6.6.2.1 *NAPs in the EU-ETS First Phase*

Under the EU-ETS, each Member State has the flexibility to decide how many EUAs to create and distribute. Rather than issue a number of EUAs consistent with a trend in carbon dioxide emissions to meet their European BSA targets, the EU25 have devised NAPs for the EU-ETS First Phase that broadly reflect the emissions of carbon dioxide expected under a BAU scenario for most industry sectors, but with some emissions reductions required from the power sector. However, in order to be consistent with the European BSA emission reduction targets under the EU-ETS, Point Carbon reported that many countries (such as Spain, Ireland and the Netherlands) have announced the intention to purchase CERs and ERUs. It remains to be seen whether such purchases of CERs by Member States of the EU will be challenged as providing state aid since, in so doing, Governments can set more generous allocations for their domestic industries.

6.6.2.2 *Potential NAP shortfall*

CCC has estimated that the NAPs represent a shortfall of 60 to 70 million tonnes of carbon dioxide per annum against BAU projections for the EU25. Based on a CER price of €5.25, this represents between approximately a shortfall in supply worth €315 million and €370 million. This range has been derived from quantitative analysis of the costs of abatement for the primary source of net compliance demand, the power sector (as described below), combined with projections of the Distance to Target ("DTT") between BAU emissions and NAP allowance levels.

As at the date of this Report, the NAPs are still in a state of flux and uncertainty, as indicated in section 5.7.2, because the EC has not yet unconditionally approved all the NAPs from the EU25. For example, Point Carbon reported that Italy announced on 28 February 2005 that it would allocate an additional 40 million allowances in total over the EU-ETS First Phase, and the UK is challenging the EC in the courts over its NAP. However, this should not significantly delay allocation of allowances under the NAPs or allowance trading. Precise figures for individual Member State shortfalls were unavailable at the date of the Report and at this stage of the market. However, CCC, using its in-house experience in the power sector and its detailed modelling and quantitative analysis of NAPs and BAU projections, was able to estimate the above figure for the overall DTT of the EU25.

6.6.2.3 *Market research*

Recent market research has also estimated a comparable shortfall of 60 to 65 million tonnes of carbon dioxide equivalent per annum.

6.6.2.4 *Fuel switching*

However, CCC calculated that, depending upon weather changes and fuel cost fluctuations, the shortfall could vary by up to 60 million tonnes of carbon dioxide equivalent per annum (as illustrated in Table 4). CCC believes that changes in economic growth could provide the

greatest variation in GHG emissions, particularly as many installations may have overestimated their economic growth projections in relation to the number of EUAs allocated to them under the NAPs, which themselves are based on BAU projections by Member States.

Any shortfall in the EU-ETS First Phase could be made good by purchasing CERs under the Linking Directive or by the various installations changing their behaviour and reducing their emissions. A simple abatement measure available is the switching to gas from coal as the fuel for power generation, since coal generation is approximately twice as carbon intensive as gas.

Consequently, a higher EUA price improves the economics of gas-fired generation in comparison to coal. CCC has developed a model of the European power sector which allows it to determine the price of EUAs that will cause a given level of abatement to take place, given assumptions on fuel prices, demand and power station availability. The analysis suggests that, over the period to 2007, a reduction in carbon dioxide emissions of 60 to 70 million tonnes of carbon dioxide equivalent per annum could be prompted by EUA prices in the average range of €5 to €10 per tonne of carbon dioxide equivalent. However, this estimate is sensitive to a number of variables, as illustrated in Table 4 below.

Table 4: Price fluctuations in the EU-ETS First Phase

Assumption	*Change in power sector carbon dioxide emissions**	*Price***
Base Case (60-70 million tonnes shortfall)	0	5-10
Relative gas/coal price***	20	10-15
Extreme decrease in hydro production	30	12-16
Summer heat wave	10	8-13

* Millions of tonnes of carbon dioxide equivalent

** Actual allowance price calculated in Euros as per 1 tonne of carbon dioxide equivalent per annum

*** Represents a 15 to 20 *per cent* increase in gas prices compared to the base case

CCC's estimated price range of €5 to €10 is based on long-run marginal costs for natural gas deliveries to northwestern Europe. There may be diversions from this price based on tightness in energy markets, short-time fluctuations that reflect price speculation, pressure on organisations to buy allowances, a currently illiquid market and a limited number of market players. These factors reflect the early stage in development of the carbon market.

To illustrate this, rising gas prices have contributed to the rise in the EUA price in 2005; Point Carbon reported that trading of EUAs reached a price of €17 per tonne on 4 April 2005. CCC also believes that the potential shortfall in the EU-ETS First Phase could exceed the estimated shortfall of 60 to 70 million tonnes per annum of carbon dioxide equivalent.

The alternative is to purchase CERs from CDM projects, if they offer a lower cost means of abatement. Indeed, the EU is likely to constitute the single most significant source of CER demand, since it will be the only region with an extant emissions reduction mandate. A report prepared for the World Bank estimated that 45 to 60 *per cent* of demand could originate from the EU-ETS by 2010.

6.6.2.5 *CER forward prices*

During the EU-ETS First Phase, the forward price of delivered CERs is expected to be lower than the price of EUAs because of the significant risks associated with their generation; Point Carbon in January 2005 reported that recent sales indicated a price difference of about 30 *per cent* between EUAs and CERs. These risks reflect the early stage of the CDM market and include an incomplete regulatory infrastructure and the current scarcity of CDM approved projects to assure investors. Therefore CCC considers that the EU-ETS price may effectively provide a cap on the price at which CERs may be sold into the European market during the EU-ETS First Phase.

However, were it not for these risks, the forward price of delivered CERs could be higher than the EUAs, since EUAs issued for the EU-ETS First Phase may not be used in the EU-ETS Second Phase, whereas CERs can be surrendered in other periods (banked). Therefore, if and when the risks associated with CER generation diminish, the price of CERs should rise relative to that of EUAs.

6.6.3 *2008 to 2012*

6.6.3.1 *EU15 shortfall 2008-2012*

This section analyses the potential DTT or shortfall in GHG reduction within the EU15 between 2008 and 2012, after reflecting additional measures to abate GHG emissions, and how this may be met through CERs, ERUs, AAUs and EUA emissions trading.

When the Kyoto Protocol Period commences in January 2008, the market for CERs will be radically altered:

- more countries and companies will have a financial interest in purchasing CERs;
- the demand for emissions reduction allowances from the EU will increase. The NAPs must be consistent with the European BSA. The Netherlands, Ireland, Spain and Italy are among the countries that already indicated that, in order to meet their targets, they will need to purchase CERs and ERUs; and
- owing to economic growth, the BAU scenarios are currently predicting higher emissions.

Nevertheless, since the EU-ETS and exchanges for trading will be well established by the time the Kyoto Protocol Period commences, it is expected that the EUAs will be a major determinant of price for CERs in the period between 2008 and 2012.

Table 5 shows an estimate for the DTT or shortfall for the EU15 in the Kyoto Protocol Period. The DTT shows the difference between likely emissions in 2010 (which acts as a proxy for the average of the Kyoto Protocol Period) under BAU, and the Kyoto Protocol target. Table 5 then shows how this DTT could be met through a combination of:

- future additional measures for domestic abatement;
- use of CERs, ERUs and AAUs (assuming application of the supplementarity principle); and
- emissions trading.

Table 5: EU15 GHG emissions 2008 to 2012

Description	*GHG emissions (in millions)**
BAU Emissions forecast 2008-2012	4,192
Kyoto Protocol target	3,889
Target abatement	303
Additional measures**	73
Target abatement post-additional measures	230
Met by:	
Maximum potential for CERs/ERUs/AAUs assuming supplementarity principle of 50 *per cent* of abatement***	151
Minimum shortfall for trading	79

* Measured in tonnes of carbon dioxide equivalent per annum

** CCC assumes that only 25 *per cent* of a potential 292 million tonnes of carbon dioxide equivalent per annum identified by the European Environment Agency will be delivered

*** CCC assumes that the supplementarity principle, if adhered to, would suggest a limit in the demand reductions available under the flexibility mechanisms to around 151 million tonnes of carbon dioxide equivalent per annum

Table 5 describes the EU15 rather than the EU25 (as in section 6.6.2) because the EU15 is estimated to face a shortfall in allowances, and the 10 Accession States are expected to hold a surplus of hot air.

6.6.3.2 *Impact of supplementarity principle and additional measures*

The EC has made it clear that allocations for the EU-ETS Second Phase in the Accession States must be set on the basis of projected BAU emissions (rather than compliance with Kyoto Protocol targets), so that the hot air cannot be taken into account when setting emissions caps. However, these countries will be able to sell spare AAUs in the market and thereby allow other countries, be they European or other Annex B Parties, to set less demanding emissions reduction targets for their own economies. However, under the supplementarity principle of the Kyoto Protocol, as explained in section 5.7.1, countries may be limited in the quantity of abatement that is purchased through the flexibility mechanisms, such as buying AAUs, CERs or ERUs.

The additional measures included in Table 5 that are being contemplated within the EU are expected to reduce GHG emissions. These include the implementation of EC Directives that were intended to promote:

- the switch to biofuels for transport;
- improved energy efficiency in dwellings, industry and commerce;
- greater penetration of renewable energy production; and
- improved labelling of products.

However, the progress with these Directives, which are not all yet in force in domestic law as at the date of this Report, has been slower than anticipated by the EC, and CCC considers it reasonable to assume only 25 *per cent* of the emissions reductions from these additional measures will be delivered.

CCC assumes that the supplementarity principle, if adhered to, would limit the demand for reductions available under the flexibility mechanisms to half of the available total on the assumption that half of the required abatement is required through domestic measures.

6.6.3.3 *EU-ETS shortfall sensitivity 2008-2012*

In total, after accounting for these adjustments, CCC has estimated that the net demand for abatement or shortfall in the EU-ETS Second Phase will be around 80 to 100 million tonnes of carbon dioxide equivalent per annum (the range reflects differing assumptions over the rigour of application of the supplementarity principle). Based on a CER price of €5.25, this represents approximately a shortfall in supply worth between €420 million and €525 million.

The price for EUAs is likely to be set by the combined supply curves for both flexibility mechanisms and the EU-ETS. The modelling of the EU15 power market suggests that abatement of this volume of tonnes of carbon dioxide equivalent would require EUA prices in the order of €10 to €15 per tonne of carbon dioxide equivalent. Indeed, were prices to reach €20 to €30 per tonne of carbon dioxide equivalent, it is unlikely that Member States would be able to withstand political pressure to compromise emission reductions targets, particularly without the inclusion of the USA in the trading scheme or taking equivalent commitments to reduce GHG emissions.

However, CCC believes that the achievement of even just 25 *per cent* of the additional measures target may be difficult, and possibly overtaken by emissions growth in the EU, particularly in Spain. As a consequence, if the abatement required under the EU-ETS exceeds 80 to 100 million tonnes of carbon dioxide equivalent per annum and this causes allowance prices to rise above €15 to €20 per tonne of carbon dioxide equivalent, the supplementarity principle may prove to be a soft ceiling on the purchase of foreign allowances. This could allow the demand for CERs and hot air allowances to rise above 50 *per cent* of abatement.

This forecast is sensitive to the same drivers as for the period under the EU-ETS First Phase, but the possible variations are greater because of the longer time period. Moreover, the picture will be complicated by the additional demand for emissions reductions from other Annex B Parties.

6.6.3.4 *Annex B shortfall 2008-2012*

This section considers the potential DTT or shortfall within Annex B Parties between 2008 and 2012 (excluding Russia, Ukraine and the Accession States) after reflecting additional measures to abate GHG emissions.

Table 6 describes the estimated shortfall for Annex B Parties in reaching their targets in the Kyoto Protocol Period. This illustrates that, after accounting for demand from Japan, Canada, Norway and New Zealand and implementation of additional domestic abatement measures, the total shortfall is more than double the shortfall for the EU15.

Table 6: DTTs of Annex B Parties (excluding Russia, Ukraine and EU Accession States)

Annex B	*BAU Emissions Forecast**	*Kyoto Target (2008-2012)**	*Additional Measures**	*DTT**
EU-15	4,192	3,889	73	230
Japan	1,317	1,116	24	177
Canada	770	572	16	182
Romania	242**	242	0**	0
Bulgaria	134	130	2	2
New Zealand	88	62	1	25
Norway	63	53	1	9
Switzerland	53	49	1	3
Iceland	5	4	1	0
Liechtenstein	0	0	0**	0
Total	6,864	6,117	119	628

* Represents millions of tonnes of carbon dioxide equivalent per annum

** No data available

The figures in Table 6 are based on data that has been sourced from national communications from Annex B Parties to the UNFCCC Secretariat, using 2002 data for baseline levels and 2003 data for BAU projections to 2010 (using the latest data where available).

The DTT reflects the shortfall that must be met through a combination of emissions trading and CDM and JI projects, after including domestic abatement of GHGs by countries using additional measures. Additional measures for Annex B Parties (excluding Russia, the Ukraine, the EU15 and the Accession States) are taken from national communications to the UNFCCC Secretariat in 2003 (where they are available). As with the EU15 additional measures, CCC's analysis assumes only 25 *per cent* are actually achievable.

CCC's estimated shortfall of 628 million tonnes of carbon dioxide equivalent per annum is comparable to recent market research that suggested a figure of 648 million tonnes of carbon dioxide equivalent per annum. Based on a CER price of €5.25, CCC's estimate represents approximately a shortfall in supply worth €3.3 billion.

6.6.3.5 *Growth in GHG emissions*

Recent market intelligence suggests that data from 2003 national communications for BAU projections significantly underestimate the actual DTT for Annex B Parties. For example, Canada's GHG emissions, as indicated in Table 6, are estimated to be 198 million tonnes of carbon dioxide equivalent per annum greater than the Kyoto Protocol target without additional measures. However, CCC understands from recent discussions with senior representatives of the Canadian government that this shortfall has grown significantly.

CCC also understands that Spain's emissions are growing significantly faster than projected in 2003. As a result, the estimated combined shortfall of approximately 630 million tonnes of carbon dioxide equivalent per annum for Annex B Parties is dependent on updated emissions forecasts and is likely to represent the lower end of a range of possible emissions reduction shortfalls.

Therefore, the estimated shortfall of approximately 630 million tonnes of carbon dioxide equivalent per annum may significantly increase to reflect higher GHG emissions from Annex B Parties in comparison to the levels of GHG emissions sourced from national communications from Annex B Parties.

In addition, CCC believes that macroeconomic factors such as relative fuel prices, economic growth, technological change and energy and emissions intensity (the ratio of energy and emissions growth per unit of Gross Domestic Product ("GDP")) will also be key in determining the variation in the shortfall until 2012.

6.6.3.6 *Meeting the Annex B shortfall 2008-2012*

This section considers potential measures for meeting the estimated shortfall or DTT within Annex B Parties between 2008 and 2012 (excluding Russia, Ukraine and the EU Accession States) after reflecting additional measures to abate GHG emissions.

Table 7 sets out the global balance for forecast GHG emissions and the Kyoto Protocol targets. It shows the abatement required after additional measures, an estimated range of theoretical hot air and estimated supply of CERs and ERUs in the Kyoto Protocol Period.

Table 7: Global GHG emissions for Annex B Parties (excluding Russia, Ukraine and EU Accession States) in the Kyoto Protocol Period

Description	*Emissions from 2008 to 2012**
BAU emissions	6,864
Kyoto Protocol target	6,117
Additional Measures**	119
Abatement required	628
Estimate for theoretical supply of hot air from	
Russia/Ukraine & EU Accession States	300-1,500
Low economic growth scenario	800-1,500
High economic growth scenario	300-800
Supply of CERs***	104-160
Supply of ERUs****	0-30

* Represents millions of tonnes of carbon dioxide equivalent per annum average

** As with the EU15, CCC's analysis assumes only 25 *per cent* of other Annex B additional measures are actually achievable (except for Russia, Ukraine and EU Accession States, for which CCC assumes zero percentage of additional measures)

*** Calculated as the annual equivalent of the estimated cumulative total CERs, as set out in section 6.3, assuming these CERs are only used in the Kyoto Protocol Period

**** Only reflects existing Track 2 JI projects in Russia and the Ukraine that are recorded in Point Carbon's database in March 2005, and does not include future unrecorded Track 2 projects or Track 1 JI projects

LULUCF projects, as described in section 5.4, constitute a net source or net sink (removals) of GHGs in different Annex B Parties. However, LULUCF projects are at such an early stage to prevent any reliable estimates of future emissions reductions being made and, consequently, CCC believes that carbon sink allowances will be unlikely to affect the price of allowances in general in the carbon market in the near term.

CCC believes that the demand for allowances from the EU15, Japan, Canada, Norway and New Zealand is unlikely to be satisfied by CERs and ERUs, before considering hot air. In addition, CCC believes that, based on current information, there will not be a sufficient supply of ERUs, in addition to CERs, to meet demand for allowances during the Kyoto Protocol Period before considering hot air, as the regulatory infrastructure has not been fully established.

Estimates for the quantity of hot air available vary between a wide range, primarily because of a lack of data from Russian and Ukrainian national communications regarding current and projected emissions growth. As a result, hot air estimates are provided for low and high economic growth scenarios, reflecting the fact that higher than expected economic growth in Russia and the Ukraine will substantially decrease the quantity of hot air available to acquiring Annex B Parties.

Theoretical hot air refers to the fact that, whilst the volume of AAUs held by Russia, Ukraine and Accession States is known, the volume of hot air available and how much of this might be sold is currently unclear.

CCC believes that hot air suppliers will be keen to ensure that the market does not become oversupplied with allowances, and will therefore restrict sales to maintain a stable allowance price. This is an important feature of the new market's dynamics, since it promises price stability absent in many other commodity markets that are often exposed to extreme variations in price. Indeed, there are further reasons to believe that a stable market may emerge and that AgCert is well positioned to benefit:

- there is opposition, amongst the Non-Governmental Organisation ("NGO") community and in government, to countries meeting their Kyoto Protocol commitments by purchasing hot air. Some countries, such as Canada, have indicated that they may restrict the purchase of hot air to achieve their Kyoto Protocol targets. Point Carbon reported that Canada announced in February 2005 that it will not acquire hot air from Russia to achieve its targets, that the country will invest almost certainly in CDM or JI projects and that Canada is looking to invest in the Ukraine as a potential host country for GHG emission reduction projects;
- other Annex B Parties have stated that they will only buy hot air if it has been greened. Such investments in JI or other projects will depend on the associated ERUs and AAUs being suitably priced;
- Russian and Ukrainian economic forecasts suggest a significant possible growth in GDP, implying a proportion of its hot air may be required to offset future GHG emissions growth resulting from economic expansion. CCC understands that Russia views its AAUs as an insurance policy to manage GHG emissions resulting from this future economic growth, and may want to carry forward a sufficient surplus of AAUs beyond 2012 to meet this growth;
- CCC also understands that Russia is considering implementation of an internal emissions trading scheme which could link to the EU-ETS, and that this scheme may dominate Russia's GHG emissions reduction strategy rather than state-to-state AAU trading;
- the main tools whereby Russia can trade its allowances are AAU and JI transactions. JI transactions are not eligible to start earning ERUs before 2008. Currently, Russia does not possess the necessary institutions for quantifying and verifying GHG emissions; and
- an analogy can be drawn with the Organisation of the Petroleum Exporting Countries ("OPEC"). OPEC possesses a sufficiently large market share of the global supply of oil such that it can manage supply and influence the market price of oil.

Russia is likely to sell AAUs when it has the infrastructure in place to enable a transfer, but CCC believes that the volume of available AAUs and therefore the release of hot air will be controlled and will be linked to internal emissions reduction strategies and the strong desire to encourage investment in Russia's energy infrastructure.

6.6.4 *Post 2012*

CCC believes that it is extremely difficult, at this stage, to predict the level of GHG emissions reductions for the post 2012 period. However, some countries have announced significant target reductions well into the future (for example, the UK has announced its intention to reduce carbon dioxide emissions by 60 *per cent* by 2050, and Germany announced its intention to reduce carbon dioxide emissions by 40 *per cent* of 1990 GHG levels beyond 2012, if the EU agrees to an average 30 *per cent* reduction). As mentioned in section 5.2.3, the European Council announced that it would seek to negotiate a 15 to 30 *per cent* reduction in GHG emissions for developed countries by 2020.

If the price of emissions allowances is weak, this will allow governments to set more stringent demands for emissions reductions. There is, therefore, effectively a floor mechanism in operation, which will act to maintain prices of allowances.

6.7 *Demand from the voluntary offset market*

A further source of potential demand for AgCert's CERs is the voluntary offset market. In this market, any organisation (including industrial GHG emitters, power companies and governments) or individuals can seek, on a voluntary basis, to offset the GHG emissions resulting from an emitting activity, such as transport, by purchasing CERs from AgCert.

AgCert recognises the scale of potential demand from this sector but, given the early stage of the market and the consequential lack of reliable information that quantifies its potential size, is not expecting significant actual demand for emissions reductions from the voluntary offset market in the near term.

6.8 *Secondary trading*

6.8.1 Overview

Demand for CERs will come from Annex B Parties to the Kyoto Protocol who will select the flexibility mechanisms to achieve their emissions reduction targets if they are more economic than domestic abatement. Trading of CERs will incorporate both the primary market (where an allowance is traded for the first time) and secondary trading (when the allowance is traded one or more times by organisations either with compliance targets or by financial traders); a higher volume of secondary trading should result in increased market liquidity.

Point Carbon estimated that the value of the global market for trading GHG emissions allowances could vary significantly depending on the volume of secondary trading and could range between:

- €4.6 billion of allowances traded in 2010 under a "compliance scenario". Key assumptions include:
  - countries and organisations with emissions reduction targets comply with these targets; but that
  - there is minimal secondary trading beyond what is needed for compliance;
- €34 billion of allowances traded in 2010 under a "reference scenario", which would represented some 4.5 billion tonnes of carbon dioxide equivalent emissions being traded. Key assumptions include:
  - the EU-ETS will drive the global carbon market; and
  - the turnover (volume of trading) will follow approximately the turnover of the sulphur dioxide emissions trading scheme established in the USA; and
- €200 billion of allowances traded in 2010 under a "high scenario". Key assumptions include:
  - the carbon market becomes a fully global and liquid market;
  - unusual weather conditions spur trading and maintain high prices;
  - faster implementation of CDM and JI projects to meet higher demand; and
  - turnover is similar to observed levels in the Nordic market.

6.8.2 *Organisations acquiring CERs*

Within the EU-ETS, companies as well as governments have already begun purchasing forward to meet their EU-ETS Second Phase compliance requirements, in addition to meeting the EU-ETS First Phase compliance targets for the affected EU industries. Such purchases have been concluded through Emission Reduction Purchase Agreements ("ERPAs"). Between 1998 and 2004 transactions with a cumulative total of approximately 152 million tonnes have been signed for delivery up to 2012 for compliance with Kyoto Protocol targets. These were concluded prior to the ratification of the Protocol by Russia and its entering into legal force on 16 February 2005.

Those organisations that have concluded ERPAs include:

- the private sector in Japan;
- Governments in Europe (in particular the Netherlands); and
- the World Bank Prototype Carbon Fund (as reported by Point Carbon).

In anticipation of, and subsequent to, the ratification of the Kyoto Protocol, numerous other organisations have appeared with interests in acquiring GHG emissions reductions which are expected to become CERs or ERUs. These include:.

- Governments in Spain, Italy, Austria and Denmark;
- European corporates – both with specific compliance requirements in the EU-ETS First Phase and EU-ETS Second Phase and as financial investors, and as companies selling products and services to installations with compliance needs;
- multilateral buyers (including the European Bank for Reconstruction and Development); and
- privately managed buying funds for private sector clients.

Those organisations that do not have a direct compliance need to buy CERs or ERUs, or who are intermediaries above and beyond their compliance requirements, may enter the emissions trading market for a variety of reasons:

- there are risks in developing CDM or JI projects and uncertainties in the generation of emissions reductions from these projects and conversion into CERs and ERUs. To the extent that different buyers have different assessments of, and ability to bear, these risks, they will engage in speculative buying;
- there will be a role for aggregators of supply and demand who are able to source disaggregated supply from small or remote projects and/or bundle small-scale demand;
- currently it is unclear what the market structure for reducing GHG emissions will be after the Kyoto Protocol Period. There will be investors who are willing to put a price on this risk but who also do not have a compliance requirement, and therefore will ultimately sell them onwards;
- to the extent the price of carbon becomes volatile, it will attract financial investors seeking to profit from real or perceived mis-pricing; and
- potentially, and to the extent a global price or prices of carbon become widely accepted, it may come to form part of a basket of indices of the energy market or general economic activity.

7. Customers

This section describes the nature and identity of AgCert's customers, its position in the market and describes how risks related to the production and movement of CERs within the regulatory framework are allocated between AgCert and its customers in ERPAs.

7.1 *AgCert in the CER market*

AgCert's main objective currently is to generate a pool of cost-effective CERs for sale to:

- organisations that want to purchase these CERs to achieve emissions reduction targets under the EU-ETS First Phase; or
- organisations that want to store CERs for achieving potentially more onerous targets in the EU-ETS Second Phase; or
- financial investors seeking to buy CERs today on the expectation that CER prices will rise as more onerous emission reductions targets are set.

7.2 *Customers*

7.2.1 *Marketing*

AgCert is intending to supply CERs to the following organisations:

- industrial GHG emitters seeking to comply with GHG emissions reduction targets, such as those with obligations under the EU-ETS;
- traders and arbitrageurs, such as hedge funds, of financial products;
- organisations with both compliance and trading objectives;

- country funds (set up by governments to achieve emissions reduction targets directly, rather than passing compliance to industry sectors and companies); and
- voluntary demand from organisations and retail consumers, whereby purchasers can offset their GHG emissions by voluntarily purchasing allowances from emissions reduction projects.

AgCert has employed two companies as sales agents, one in Europe and one in Japan, in order to leverage their strong contact databases.

7.2.2 *Contracts*

AgCert has secured contracts with several customers.

As at 31 May 2005, AgCert had announced that it had signed forward ERPAs with 3 major organisations to supply several million CERs.

AgCert announced the first of these ERPAs with N.V. Nuon Energy Trade and Wholesale ("Nuon") in November 2004. The Nuon group includes independent power generators and distributors and is based in the Netherlands. It supplies electricity, gas and heating to 2.7 million customers mainly in Germany, Belgium and the Netherlands; the group has 10,000 employees and generated €5.1 billion turnover in 2003.

AgCert announced the second of these ERPAs with EDF Trading in April 2005 for delivering CERs over a two year period that will start in 2006. EDF Trading is a wholly owned subsidiary of EDF and is active in trading power, gas, coal, oil and renewable power throughout Europe and has opened an office in Sydney in 2004 to cover its Asian coal business.

AgCert announced the third of these ERPAs with BHP Billiton in April 2005 for delivering CERs during the EU-ETS First Phase and EU-ETS Second Phase. BHP Billiton is a global natural resources business with some 35,000 employees working in more than 100 operations in approximately 20 countries and generated turnover of approximately US$25 billion in 2004. The company occupies leader or near leader positions in the aluminium, coal, copper, ferro-alloys, iron ore and titanium mineral commodity markets, and has substantial interests in oil, gas, liquefied natural gas, nickel, diamond and silver markets.

In addition, based on conversations with AgCert's management, CCC understands that AgCert as at 31 May 2005:

- was in advanced negotiation for ERPAs with another 3 organisations; and
- was at earlier stages of negotiation with a further 3 organisations.

7.2.3 *Key contractual terms*

AgCert is obliged, under the terms of these forward ERPAs, to deliver contracted volumes of CERs to customers by scheduled dates at prices fixed in the ERPAs. The terms within each ERPA vary, but key themes pertaining to some or all of the ERPAs in relation to AgCert's delivery of the CERs include:

- legal and beneficial title to the CERs passing to the customer upon payment;
- meeting certain conditions precedent as stated in the ERPAs, which relate to AgCert's projects achieving a prescribed operational status;
- AgCert establishing an account in a national registry, or, if this is not possible, in the CDM registry. The customer shall establish a buyer's account in a national registry; if that national registry is not operational or unable to receive CERs, the customer shall open a buyer's account in the CDM registry;
- if AgCert is unable to deliver the contracted volume of CERs to the customers, and this failure is due to the fault of the Group, AgCert will be obliged to pay financial compensation to the customer for the shortfall; and

- AgCert will not have breached its delivery obligations if the failure to deliver CERs results from a transfer system failure relating to the CDM regulatory infrastructure. A transfer system failure includes the CDM registry not yet existing or being operational or the national registry, where the buyer is opening an account, not being capable of receiving CERs. Under a transfer system failure, the delivery date will be postponed until resolution of the failure and availability of a suitable buyer's account.

8. Technology

This section describes AgCert's operational technology that is installed on farms for capturing GHGs such as methane and the potential for generating renewable power.

The section also outlines the intellectual property and the data management system for recording the data from the farms and calculating the emissions reductions.

8.1 *Process*

The projects that AgCert is planning and undertaking within Mexico and Brazil are structured as CDM projects, and therefore have to comply with the regulatory requirements of the CDM process, as set out in section 5.3.3. CCC's review of the process is based on discussions with AgCert's management and other officers, a visit to some of AgCert's projects in Brazil and signed validation and draft initial verification reports produced by TÜV and DNV respectively.

AgCert first collates relevant information from the livestock farm owner, such as animal head count and effluent treating practices. AgCert then agrees a contract with the farm owner and performs a pre-construction site assessment to check this information and the suitability of the site for installing the selected incremental GHG emissions reduction technology; this data is then gathered and checked on AgCert's data management system. For projects in Brazil and Mexico where AgCert has installed or will install a Biodigester, AgCert employs local companies that AgCert considers as suitably competent to excavate the digestion cell and the secondary storage lagoon, which is used for storing the effluent (which can be used as manure) after it has flowed through the Biodigester.

AgCert also employs approved local companies for manufacturing and installing other equipment, such as the specialist Biodigester cell lining, vinyl covers, piping, flaring and generator units with appropriate electrics. After the Biodigester site is constructed and has commenced operations, AgCert will perform a post-construction assessment, and then periodic Operations and Maintenance ("O&M") checks to ensure the equipment is working properly. Once construction of the Biodigester cell is completed, effluent is piped into the digester cell from the animal containment facilities.

8.2 *Animal Waste Management Systems*

8.2.1 *Design overview*

For each farm with whom AgCert has an agreement to incrementally reduce GHG emissions, AgCert selects the most appropriate AWMS from several standardised designs that are set out in AM0016 for establishing the project baseline and delivering incremental reductions of GHG emissions. Selection of the appropriate AWMS design for each project will reflect the different circumstances of each farm. As at the date of this Report, AgCert has selected anaerobic lagoons (an open anaerobic manure lagoon vents methane into the atmosphere unchecked) for establishing the baseline and anaerobic Biodigesters as the most appropriate technology for incrementally reducing GHG emissions on projects in Brazil and Mexico. Currently, AgCert uses 3 types of ambient temperature anaerobic Biodigesters, depending on the location and size of the livestock farm.

8.2.2 *Brazil (north of Sao Paulo)*

On Brazilian farms north of Sao Paulo, where ambient temperatures are higher, the anaerobic Biodigester model that AgCert installs is a simple unheated design with lined earth chambers. This simple design contains few moving parts, uses the properties of the surrounding earth to maintain a steady temperature for the anaerobic digestion process and is lined to prevent leakage into the surrounding environment, especially groundwater and surface water.

The cell is covered with a synthetic multi-layer membrane that is treated to prevent ultra-violet degradation, which inflates as the pressure from methane emitted by the effluent grows inside. The Biodigester cell lining and cover are sealed together and the cells have been designed to enable emptying of solid effluent residue without breaking the seal.

The effluent flows from the livestock containment facilities into the deep end of the cell; the ongoing pressure pushes the effluent towards the other end of the cell. The effluent needs to have a hydraulic retention time of at least 20 days; this is the minimum time that the effluent spends inside the Biodigester to ensure that methane is emitted through anaerobic digestion, before the effluent emerges and is passed into a secondary lagoon to be used as manure. Virtually all of the biological processes associated with the decomposition of volatile organic solids into methane occur in the Biodigester cell. The processed manure can be used as fertiliser.

8.2.3 *Brazil (south of Sao Paulo)*

On Brazilian farms south of Sao Paulo, the dynamics of the Biodigester cell reflect a cooler ambient temperature (which affects the efficiency of the anaerobic digestion process), rockier soil and a higher water table. Consequentially, the cells possess a more shallow design, containing ramps to slow the flow of effluent sufficiently to generate the required hydraulic retention time.

8.2.4 *Mexico*

On larger farms, such as in Mexico, AgCert employs a floating membrane cover over the cell to capture the methane. This construction is designed to avoid the problems of a large inflatable cover, based on the Brazilian Biodigester model, being exposed to damage from high winds. The floating cover membrane is manufactured using High Density Polyethylene ("HDPE"), which is a tougher material than the vinyl used in the Brazilian Biodigesters, in order to minimise potential damage, such as from passing livestock.

8.2.5 *Methane*

For projects using any of the 3 above designs, the methane captured from the Biodigester cells is piped to either a combustion chamber, where the methane is flared and generates carbon dioxide, or powers an onsite biogas generator to produce heat and electricity. AgCert's process relies on gravity and gas pressure to process the effluent and methane respectively through the Biodigester. AgCert has indicated that, sometimes, the landscape does not enable a gravity flow system and pumps have to be installed. The system flares the methane once the gas pressure in the Biodigester reaches a certain level. If the farm employs a biogas generator, the gas pressure may not reach this level to require flaring.

8.2.6 *Design standards*

AgCert has informed CCC that the Biodigester designs that AgCert uses are well known, proven designs that have been installed in numerous settings and various climatic conditions. AgCert monitors digester performance via regular quality control measurements (including gas output measurements which, are compared to calculated performance). As well, the Group is developing plans to monitor long-term Biodigester health issues via a range of periodic chemical measurements. The hydraulic retention time for each project is also adjusted to reflect local climatic conditions; as part of the O&M work, AgCert is working with Biodigester experts and local authorities on establishing periodic measurements to verify that the Biodigester is working as planned. AgCert also indicated that it is over-specifying the size of the required Biodigester by 20 to 30 *per cent*, the enlarged size implies a longer hydraulic retention time to ensure the methane is captured.

AgCert uses the periodic O&M inspections by AgCert personnel and the more frequent inspections by farm workers to check for leakage of methane or effluent.

8.3 *Power generation*

AM0016 permits AgCert to flare methane generated by the Biodigesters or to power biogas generators on the farms to generate electricity or thermal energy. However, under AM0016, AgCert is not allowed to claim GHG emissions reductions for displacing or avoiding energy from other sources, except to the extent that AgCert can offset any electricity leakage resulting from its GHG emissions reduction projects against power generated by a biogas generator on the project. Electricity leakage refers to electricity that is used by AgCert's equipment for generating GHG emissions reductions, such as fans or pumps; this is an energy cost and therefore deducted from the GHG emissions reductions achieved by AgCert's process. AgCert's ability under AM0016 to offset any power generated by the biogas generators, powered by methane from the Biodigester, against electricity leakage improves cashflow by reducing the quantum of deductions from revenues generated by reducing GHG emissions.

AgCert's approved methodology, AM0016, is applicable to AWMS project activities for mitigating GHGs if the captured methane is flared or used to produce energy, so from AgCert's perspective, funding the installation of the flare is sufficient to generate CERs. AgCert's officers reported that the capital expenditure allocated to a Biodigester project only incorporates installation of a flare. AgCert offers the farm owners the opportunity to install other combustion devices as an alternative to, or in addition to, flaring on each project. AgCert is currently exploring potential biogas generator models and also financial packages that could enable farm owners to purchase an approved biogas generator from AgCert.

However, AgCert's ability to exploit benefits resulting from renewable power generation is contingent on the following:

- gaining a thorough understanding of the additional capital expenditure requirements and international, national and local policies and regulations that govern renewable energy generation in each region where AgCert is operating or plans to operate;
- securing adjustments, if and as required, to AgCert's approved methodology with the UNEB to enable AgCert to recognise the full value of GHG emissions reduction allowances from displacing thermal or other fuel sources for generating power and electricity; and
- the proportion of renewable energy in the host country's energy mix and the degree that renewable energy from AgCert's projects would displace fossil fuels used in generating electricity on the national grid.

Therefore, whilst recognising this as a potential opportunity, AgCert has made the strategic decision to focus in the near-term on its core business of quantifying, verifying and monetising incremental GHG emissions reductions from introducing improved AWMSs on intensive livestock farms. AgCert intends to investigate and analyse the political, regulatory and financial aspects of earning revenues from displacing fossil fuel or other energy sources with renewable energy, before deciding whether to expand into this potential growth area.

8.4 *Intellectual property*

AgCert has filed three patent applications for the following business methods and systems:

- the system and method of creating, aggregating and transferring environmental emissions reductions;
- the system and method for tracking environmental emissions reductions; and
- the integrated emission reduction data management system and method.

AgCert has also registered the following trademarks ("TM"s):

- AgCert™; this covers AgCert's brand name in the market;
- EnviroCert™: this covers AgCert's data management system; and
- CarbonCert™: AgCert is reserving this trademark for future applications.

This Report does not evaluate the legal validity and robustness of these patents and trademarks.

8.5 *Data management system*

CCC's understanding of the data management system is based on discussions with AgCert's management and officers. CCC has not performed an audit of AgCert's data management system. CCC has relied on the signed validation report produced by TÜV and the draft initial verification report produced by DNV for the Granja Becker project in relation to those aspects of these reports that relate to the electronic data management system.

The scope of TÜV's signed validation report was to provide an independent and objective review of the PDD, the project's baseline study and monitoring plan and other relevant documents. The scope of DNV's draft initial verification report was to verify that the project was implemented as planned, that its monitoring system was in place and functional and to assure that the project will generate verifiable emission reductions in the future. This included evaluating implementation of the monitoring plan, verifying internal and external data sources and assessing the management and operational system, including Quality Control and Quality Assurance ("QC/QA") procedures.

DNV's draft initial verification report focused on the process and system for the project at the Granja Becker farm, and in March 2005 DNV reported that it had not verified the actual emissions reductions achieved by the project.

AgCert operates an integrated data management system which the Group is upgrading on an ongoing basis. AgCert develops and operates custom internal software systems under the EnviroCert™ trademark. These tools utilise enterprise development components using best-of-breed technologies; this refers to the use by AgCert of professional grade software that is hosted on large scale platforms that can store extensive volumes of data and can cater for hundreds of simultaneous users, whilst still performing optimally. The data management system allows AgCert to capture and utilise data provided by the farms. The main stages of EnviroCert™ are:

- collection of data from each farm owner, including legal status and ownership structure, confinement practices, animal numbers and effluent handling procedures. AgCert uses this data to draw up a contract between the farm owner and AgCert;
- pre-construction assessment of the site by local AgCert personnel in order to verify the data sent by the farm owner and evaluate the suitability of the site. This inspection will include recording animal welfare practices and disease prevention protocols, the location of the farm and digital photographs;
- installation and operation of a project management system for monitoring and tracking progress on projects;
- recording of post construction site assessments;
- recording of periodic O&M checks by local AgCert personnel, to avoid any problems affecting the operation and efficiency of the Biodigesters;
- quantification of the project baseline emissions and actual emissions, using algorithm formulae; and
- tracking the status of emissions reductions that have been generated by AgCert, that are awaiting verification and have been sold to clients.

In the initial verification statement on page 8 of the draft initial verification report, DNV stated that:

- "The site visit at Granja Becker confirmed that project monitoring and reporting are carried out consistently and in line with established procedures. Procedures for transferring and processing data with the electronic data management system are documented, including procedures for quality control. The site visit at AgCert's office confirmed that these procedures are implemented and that data is processed according to these procedures".

AgCert employs a specific QC/QA team, which has established procedures for verifying the accuracy of data collected from the farms and the processing of the data at key stages in the EnviroCert™ system. DNV recorded the following comments on page 6 of the initial draft verification report for the Granja Becker project.

"Data collection, processing and reporting undergoes several quality controls and internal reviews:

- the farm manager checks swine population data and once a week a secretary and one assistant verify reported numbers of animals;
- a (local) AgCert employee visits the farm at least once a month to check the completeness of data;
- data transferred to AgCert's office in Melbourne is checked by the [person] responsible for the data collection;
- data imported into the electronic data management system is checked by AgCert's quality teams;
- electronic data management system is designed to detect reporting abnormalities and creates automatic error messages; and
- monitoring reports, including the calculation of emission reductions, are reviewed by the quality team."

AgCert is seeking accreditation of its operating and maintenance procedures by the International Standards Organisation ("ISO") under the ISO 9000 and ISO 14000 programmes. ISO 9000 certification focuses on quality management and, if AgCert's system is accredited, would imply that AgCert's system meets customer and regulatory requirements and is continually improving customer satisfaction. ISO 14000 certification focuses on environmental management and, if AgCert's system is accredited, would imply that AgCert's system minimises harmful effects on the environment from its activities and continually improves its environmental performance.

9. Projects

This section outlines the agreements between AgCert and farm owners and the operational status of projects already undertaken by AgCert in Brazil and Mexico using AgCert's approved methodology. The section also analyses the regulatory status of these projects and outlines the contractual arrangements between AgCert and the farm owners. The section completes by discussing the use of local contractors, further operational details of the first projects in Brazil and Mexico and an overview of the status of agreements between AgCert and farm owners in Canada and the USA.

9.1 *Overview*

AgCert has commenced construction on projects in Brazil and Mexico, with construction of some projects in Brazil completed, as indicated in Table 8. Brazil and Mexico are the focus of AgCert's business plan.

This is based on discussions with AgCert management and other officers and a schedule provided by AgCert's management that summarised the operational status of AgCert's projects at 27 May 2005.

CCC visited various projects undertaken by AgCert in Brazil to verify the existence of these projects, but has not visited all the existing and prospective sites where AgCert has reached an agreement with the farm owner and started construction of a project.

Table 8: Operational status of AgCert's projects (as of 27 May 2005)

	Projects on farms		
Country	*Completed*	*Under construction*	*Total*
Brazil	30	164	194
Mexico	1	99	100
Total	31	263	294

AgCert also informed CCC that the Group had:

- agreements with farms in Canada, representing approximately 350 farms; and
- agreements with farms in the USA, representing approximately 1,250 farms.

This information is also based on discussion with AgCert's management.

AgCert has entered into agreements with farm owners in the USA and Canada and these agreements give AgCert an option to commence operations. AgCert has collected data from farms in the USA and Canada to analyse the potential for aggregation; AgCert's management is assuming that it can leverage AM0016 for constructing and operating AWMSs for incrementally reducing GHG emissions and will not have to invest in new technology.

Canada has ratified the Kyoto Protocol and the USA has not ratified the Kyoto Protocol. AgCert's management indicated in February 2005 that the Group's operations were less advanced in Canada because of uncertainty over when the project baseline will be set. Establishing the date of the baseline confirms the point against which subsequent practice changes for treating animal waste, which generate incremental GHG emissions reductions by introducing more advanced AWMSs, are compared.

AgCert measures all intensive swine farms, with which AgCert has agreements, against a standardised index of a farm containing 1,000 farrow-to-finish sows. Farrow-to-finish describes the range of swine from sows producing litters (farrowing) to adult swine for pork production. Therefore, these farms are classified as 1,000 Sow Equivalent Farms ("SEFs"). For example, a farm with 2,500 farrow-to-finish sows is classified as a 2,500 SEF. Brazilian swine and other intensive livestock farms tend to be smaller than Mexican farms. AgCert classifies its projects as Project Starts ("Project Starts"). A Project Start refers to a farm where AgCert has secured an agreement with the farm owner and is at some stage in constructing the AWMS for generating incremental GHG emissions reductions by introducing practice changes.

AgCert will take approximately 10 weeks to construct a standardised 1,000 SEF in Brazil, assuming no impediments. This covers the time from performing a soil test to all the Biodigester cells being covered and the methane being flared or combusted in a biogas generator as appropriate. A Biodigester project on a smaller farm could take around 6 weeks to construct.

AgCert is pursuing parallel processes for submitting PDDs for new projects under both Prompt Start and the standard regime for CDM projects. AgCert's officers reported that, as at 15 April 2005, 409 Brazilian and 37 Mexican projects undertaken by AgCert qualify for Prompt Start.

9.2 *Regulatory status*

9.2.1 *Strategy*

Section 5.3.3 describes the CDM and stages in the CDM process for generating CERs. AgCert has developed a PDD for 1 initial farm in Brazil and 1 in Mexico in order to familiarise itself with the process and the DOEs and DNAs about AgCert's methodology. Subsequently, AgCert intends to submit bundled PDDs, with multiple farms included in each submission. CCC understands from its conversations with external parties that, whilst there are no explicit rules that either confirm or negate the ability of CDM project developers to bundle projects within a PDD, there was no indication as at the date of this Report that AgCert would not be able to bundle projects within PDDs.

9.2.2 *Accreditation status of DOEs*

TÜV has produced a signed validation report and DNV has produced a draft initial verification report on the Granja Becker project in Brazil. The UNEB has classified AM0016 under two sectors: sector 13, which covers waste handling and disposal methodologies, and sector 15, which covers agricultural methodologies. The UNEB clarified in the minutes of its 18th meeting that a DOE, in order to perform its functions for validation and registration of a project, has to be accredited for all sectoral scopes relevant for that project.

As at 21 April 2005, the UNEB website indicated that DNV has been accredited for validation under sector 13 but not sector 15. Following the publication of the minutes of the 18th meeting of the UNEB, TÜV has been accredited for validation under sectors 13 and 15. As at 21 April 2005, no DOE had been accredited for verification and certification under any sectoral scope. As mentioned in section 8.5, DNV reported in March 2005 that it had not verified the actual emissions reductions achieved by the Granja Becker project.

9.2.3 *Overview of regulatory status of projects in Brazil*

AgCert produced a schedule on 14 March 2005 that described:

- how many PDDs AgCert plans to produce;
- how many farms each PDD will cover;
- when the PDD will be submitted to the DOE;
- when the DOE will perform the site visits as part of the validation process; and
- when the revised PDD will be submitted for registration by the UNEB.

In Brazil, as at 14 March 2005, AgCert expected to:

- prepare, submit to the DOE and hold stakeholder meetings for 7 PDDs that cover 97 projects in total by the end of April 2005;
- arrange the validation site visits for these 7 PDDs by the end of May 2005; and
- edit the PDDs, submit the PDDs for public review and submit the PDDs for registration by the end of July 2005.

9.2.4 *Granja Becker project in Brazil*

AgCert's first project, for which the Group produced a PDD, is on the Granja Becker farm. The 48.7 hectare swine farm, which is situated in the state of Minas Gerais in southeast Brazil and holds 544 sows, is located near the town Patos de Minas and has been in operation for 17 years combining a farrow-to-finish pork production CAFO with a coffee farm. AgCert replaced the existing open air anaerobic lagoon system with 3 identical ambient temperature anaerobic Biodigester cells based on the technology mentioned in section 8.2. Captured methane could be flared or used to power an on-site biogas generator.

The starting date of the project was 10 September 2003, and the ten year CER crediting period started on 1 July 2004.

AgCert is operating this first project through its Canadian operations and therefore requires a LoA from the Canadian DNA; for all future projects, AgCert is operating through its operations in Ireland and a LoA is required from the DNA in Ireland. AgCert presented a resolution for obtaining a LoA to the Brazilian DNA on 14 February 2005. AgCert's officers reported that the Canadian DNA had been fully supportive of the Granja Becker project and was formalising its process for issuing LoAs.

TÜV has produced a signed validation report on the Granja Becker project. The purpose of the validation was to have an independent third party assess the design, baseline and monitoring plan of the project and its compliance with the UNFCCC and relevant host country criteria. Unlike other countries, Brazil requires a validation report to be produced first before issuing a LoA. TÜV was accredited for validation in sectors 13 and 15 following the publication of the minutes of the 18th meeting of the UNEB in March 2005. TÜV observed on page 1 of the report that:

"the submitted project documentation is in line with all requirements set by the Kyoto Protocol, the Marrakech Accords and relevant guidance by the CDM Executive Board",

and in the conclusion of the report on page 17:

"the project does meet all relevant UNFCCC requirements for the CDM and all relevant host country criteria. The project will hence be recommended by TÜV SÜD for registration with the UNFCCC . . . by avoiding GHG emissions from open air lagoons, the project results in

reductions of GHG emissions that are real, measurable and give long-term benefits to the mitigation of climate change . . . given that the project is implemented as designed, the project is likely to achieve the estimated amount of emission reductions . . . we can confirm that the indicated amounts of emission reductions of annually 5.086 tonnes CO_2e [five thousand and eighty six tonnes annually of carbon dioxide equivalent] over a crediting period of ten years represents a conservative estimation using the assumptions given by the project documents".

The conclusion also stated that the host country, Brazil, had not demonstrated so far that the project assists the country in achieving its sustainable development goals. AgCert's officers indicated that this would be confirmed in the LoA when it is issued by the Brazilian DNA, in a similar manner to the LoA that AgCert has received from the Mexican DNA which is described in section 9.2.6.

The minutes of the meeting between AgCert and local stakeholders, which is required by the CDM process (as explained in section 5.3.3), revealed support for the project at Granja Becker. This was supported by third party observation of AgCert stakeholder meetings.

The Granja Becker project has also had a draft initial verification performed by DNV. DNV concluded in its summary of the report that:

"It is DNV's opinion that the project is implemented as planned, that its monitoring and reporting system is in place and fully functional and that the project will generate verifiable emission reductions in the future".

The report did not identify any Corrective Action Requests ("CARs"). A CAR includes a clear deviation from project documentation or a risk that the project will not generate CERs. The report identified 7 Forward Action Requests ("FARs") in an earlier draft report, but noted in the revised draft that responses provided by AgCert sufficiently addressed the first 4 FARs. A FAR relates more to long-term planning and focuses on identifying and resolving issues for subsequent verification of the project's GHG emissions reductions, rather than issues that will hinder completion of the initial verification report. AgCert is in the process of resolving these 3 FARs as at the date of this Report. These relate to documentation by DNV of long-term planning and include:

- submission by AgCert of an example of a monitoring report to DNV;
- request for external access by DNV to records stored in AgCert's electronic data management system; and
- internal and external audits of the data management system once its process of internal development has completed, the results of which should be documented and submitted to DNV prior to verification and certification of emissions reductions.

The report also observed that the flare has been in operation since June 2004, that the flare design ensures that no gas can be sent through the flare without the flare being ignited, that the flare is checked and maintained every 3 months by the flare supplier and that no gas leaks were observed during the on-site inspection.

9.2.5 *Overview of regulatory status of projects in Mexico*

In Mexico, based on the schedule prepared by AgCert as at 14 March 2005, AgCert expected to:

- prepare, submit to the DOE and hold stakeholder meetings for 5 PDDs that cover 47 projects in total by the end of April 2005;
- arrange the validation site visits for these 5 PDDs by the end of April 2005; and
- edit the PDDs, submit the PDDs for public review and submit the PDDs for registration by the end of June 2005.

9.2.6 *Guanajuato and Querétaro project in Mexico*

In Mexico, the regulatory regime differs from that in Brazil as mentioned in section 9.2.4. AgCert has submitted a draft PDD to the Mexican DNA that covers 9 sites in Salamanca, Dolores Hidalgo, Celaya and Vilagran in the state of Guanajuato and in El Marques in the state of Querétaro in central Mexico, and are about 290 kilometres north west of Mexico City, the capital of Mexico. The sites are owned by Productores Agropecuarios del Bajío and Grupo Soles, which own pork production operations. The total project, including existing and proposed new barns for housing sows, will contain 19,200 sows.

AgCert expects, under the terms of the PDD, to reduce GHG emissions by 1.8 million tonnes of carbon dioxide equivalent in total. AgCert was presented with the LoA from the Mexican DNA on 16 February 2005 by Presidente Vicente Fox Quesada. The LoA stated that:

- "under the terms proposed, the implementation of the Project will contribute to Mexico's sustainable development, and that
- the parties involved in the Project do so voluntarily."

As mentioned in section 9.2.4, for all of AgCert's projects other than the Granja Becker project, a LoA will be required from the Irish DNA. As at 21 April 2005, the UNFCCC website did not indicate that Ireland had established a DNA; AgCert's officers did report that Ireland is establishing its DNA and that AgCert is discussing this first Mexican project and the roll-out of subsequent projects with the Irish authorities.

AgCert plans to submit PDDs for Biodigesters at subsequent farms in bundles in order to speed up the regulatory approval process. However, AgCert historically had been prevented from submitting further PDDs until TÜV, which is responsible for validating AgCert's projects, was accredited for validation by the UNEB.

The accreditation of TÜV for validation as discussed in section 9.2.2, and therefore the ability to start submitting the next round of bundled PDDs, was especially important for farms where AgCert sought to gain early crediting under Prompt Start. Submission of bundles of farms in one PDD is contingent on the farms in question being comparable in terms of location and operation. Such bundling is also contingent on the methodology applied in the PDD being consistent with the PDD for the first individual farm; AgCert reported that this was required by the DNA and DOEs.

9.2.7 *Deliverability*

AgCert's ability to achieve the regulatory timescale set out in sections 9.2.3 and 9.2.5 is analysed in section 10.2.

9.3 *Contracts with farm owners*

9.3.1 *Overview*

AgCert has developed standardised contracts with farm owners (which differ between countries where AgCert operates) for generating incremental GHG emissions reductions from introducing improved AWMSs for CDM projects. AgCert's contract is with the owner of the animal effluent. Some of the farms are independently owned; other farms have contractual relationships with large food production and meat processing companies.

The analysis performed by CCC is based on AgCert's standardised contract for Brazilian CDM projects; CCC has not reviewed individual contracts between AgCert and farm owners in Brazil, nor individual agreements between AgCert and farm owners in Mexico.

Under the terms of the Brazilian standardised contract, AgCert is the sole and exclusive owner of all environmental benefits derived from the data that AgCert collates from the farm during the length of the contract. Environmental benefits refer to all benefits associated with the avoidance, mitigation or sequestration of GHGs, including, but not limited to, GHG emissions reduction allowances and ancillary uses for the biogas (which refers to the methane captured by AgCert's process) that is generated. Under these contractual terms, AgCert has rights over further

projects that they may work on, that could earn renewable energy or clean water allowances if and when these are developed. The electricity produced by a biogas generator on the farm will belong to the farm owner.

The Brazilian standardised contract agreed between the farm owner and AgCert includes an option for renewal. This enables AgCert, under the wide definition of environmental benefits in the contract, to capture the environmental benefits from other agricultural projects on the farm. This in turn prevents competitors from establishing a relationship with the farm owner.

Under the terms of the standardised contract agreed with farm owners in Brazil, AgCert shares the revenue from selling CERs with the farm owners by paying a percentage of the sale proceeds to the farm owner. AgCert's management reported that most farmers recognise the potential for environmental co-benefits and any increase in the farm's value and use of the methane as a free fuel source from installing Biodigesters. Farm owners view receipt of additional revenues (as a share of AgCert's sales of CERs) as a secondary benefit. This was consistent with CCC's discussion with one farm owner in Brazil, who selected AgCert to build a Biodigester on his farm because AgCert offered a solution for improving the farm's environmental record and improving the quality of manure for irrigating crops.

As at the date of this Report, CCC understands that AgCert is producing a new standardised contract for Brazilian CDM projects to be agreed with farm owners. This is being produced in two different forms: both as amendments to the old contract and as a completely new contract, the latter to reflect a lower proportion of revenue being payable to farm owners because AgCert is funding the capital expenditure for constructing its projects.

As mentioned in section 9.2.4, AgCert is operating the Granja Becker project through its Canadian operations, but will operate other projects through its Irish operations. AgCert's management reported that AgCert is in the process of reassigning its contracts with Brazilian farm owners from its Canadian operations to its Irish operations.

9.3.2 *Contract length*

Under the CDM process, CDM developers have the choice to either:

- enter into a 7 year contract with their suppliers (in AgCert's case, the farm owners), which may be renewed at most two times. A crediting period can only be renewed if a DOE confirms to the DNA that the original project baseline is still valid, or has been updated to take into account new data where applicable; or
- enter a contract for a maximum length of 10 years with no option for renewal.

AgCert's strategy is to enter into 10 year contracts with farm owners for CDM projects in order to avoid potential changes to the baseline during the first or second review period that would adversely affect the ability of the project to demonstrate additionality. The risk of potential changes to the baseline after the 10 years is discussed in section 12.1.

However, many of the farms may qualify for implementation of future methodologies. AgCert has collaborated with the USDA (as mentioned in section 4.2) and academic institutions to investigate, and develop potential new methodologies for, other land management practices. These include the rate and timing of manure and nutrient applications into the soil, irrigation methods, tillage systems and conservation practices such as strip terraces. These potential new methodologies may require more robust data gathering and verification protocols but also lower capital investments compared to Biodigesters under AM0016. AgCert's securing of exclusive contracts with farm owners offers an opportunity to implement these additional practices and acts as a competitive barrier to potential competitors.

At the end of the contract (based on CCC's review of AgCert's standardised contract with Brazilian farm owners), any equipment owned by AgCert during the project will revert to the farm owner. At that point, AgCert will offer the farm an O&M contract to run the technology on the farm for capturing and combusting methane.

9.3.3 *Administration*

Farm owners who have contracted with AgCert for the provision of GHG emissions reduction services might become bankrupt or be acquired by another company.

If a farm where AgCert has installed a Biodigester goes bankrupt, AgCert believes that any organisation that acquires the farm will continue with AgCert's project because, invariably, failed operations are acquired by another livestock business because of the attraction of acquiring further environmental permits and site permits. AgCert also believes that the presence of the Biodigester assets on the farm increase the farm's overall net worth because of both the additional revenue stream and environmental co-benefits. However, there is the risk that the farm, if it becomes insolvent, could be sold to an organisation that is not bound by the contract that AgCert signed with the original farm owner. As at the date of this Report, AgCert has reported that it is clarifying its legal position on this issue with its legal advisers.

9.3.4 *Brazil and Mexico*

AgCert has agreed a different revenue structure with the farm owners in Brazil depending on whether the farm owner or AgCert is funding the capital expenditure required to build the Biodigester cell. If the farm owner funds the capital expenditure, then the farm owner earns a larger proportion of the revenue received by AgCert from the sale of CERs from emissions reductions generated by the Biodigester on that farm. If AgCert funds the capital expenditure, then AgCert pays a smaller proportion of the revenue received from the sale of CERs to the farm owner.

As at the date of this Report, AgCert reported that the majority of those farm owners in Brazil and Mexico with whom AgCert has agreements have not wished to fund the capital expenditure of the Biodigester cells themselves. AgCert believes that farm owners prefer not to fund the capital expenditure because of:

- the higher cost of capital for farm owners in developing countries than for AgCert;
- less financial resources available as compared to AgCert;
- concern over investing in a market that is new to them;
- their focus on livestock as their core business; and
- their perception of animal effluent as only a problem requiring resolution, not a revenue generating opportunity.

However, some farm owners have decided to fund the capital expenditure for the Biodigester, and thereby earn a larger proportion of the revenues from selling CERs, because they wanted to have the Biodigester installed as soon as possible.

9.3.5 *Canada*

As mentioned in section 9.1, CCC understands that, based on discussion with AgCert's management, AgCert also has agreements with farm owners in Canada.

AgCert's officers believe that Canadian farms will implement AWMS upgrades, although some farms will not intend to capture or flare methane from these upgrades. Those farms that choose to implement anaerobic Biodigesters are required to install flares, even if a generator is installed. Those farms that choose to install a generator are likely to do so primarily because capital, whether their own or in the form of government grants, is available.

9.3.6 *USA*

AgCert has also signed contracts with farm owners in the USA, as mentioned in section 9.1. AgCert believes that farms in the USA will implement AWMS upgrades, are obliged to install flares if implementing Biodigesters and may choose to install a generator because of the availability of capital.

9.4 *Health procedures*

Intensive livestock farms face the risk of an infectious disease, such as swine fever, infecting the animals and possibly requiring closure of the farm. If there is an outbreak of such an infectious disease, all farms within a certain radius around an infected farm may be shut. However, the large distance between farms in Brazil and Mexico may help to reduce the potential ability of the disease to spread between farms.

AgCert's officers have informed CCC that AgCert's project on each farm is located outside the bio-security area of the farm. As such, there is no contact between workers on AgCert's project and the farm animals. This is a requirement of AgCert and the farm owner. The only time an AgCert project worker should enter into the biosecurity area is during the site assessment activity.

AgCert has developed a biosecurity and safety procedure for its projects that should be followed by any AgCert project personnel entering into the secure area of a farm. Under AgCert's protocol for installing and operating the projects on the farms, AgCert project personnel should not enter an animal containment area; access is granted only to the exterior of the facilities. In addition, each farm maintains its own biosecurity and safety protocol and if desired by the farmer owner AgCert project personnel will follow the individual farmer's procedures as well.

AgCert's officers indicated that they were not aware of any farms being closed in Brazil or Mexico due to animal illness.

9.5 *Local contractors*

In Brazil and Mexico, AgCert is selecting local excavation companies, specialist vinyl suppliers (for producing the Biodigester cell covers) and installers and supporting civil engineering, soil test, land survey and construction companies. AgCert's focus on utilising local organisations is central to achieving the sustainable development goals of CDM projects, as mentioned in section 5.3.3, and for encouraging greater support from local populations for the project.

CCC's analysis of the arrangements between AgCert and local contractors is based on information provided by, and discussion with, AgCert's management and officers.

AgCert's strategy is to secure supply contracts with specialist local engineers and suppliers of the components required to build a Biodigester in Brazil and Mexico. AgCert's officers have informed CCC that AgCert is in the process of finalising an exclusive agreement with the largest supplier of vinyl in Brazil, required for making the cover for the Biodigesters, that will also provide AgCert with an option to access qualified vinyl installers on a sole source basis. That supplier has committed to dedicating an entire plant to AgCert's projects if the material requirements warrant this. AgCert is confident that this supplier has the ability to meet AgCert's present day material needs and also possesses the ability to scale up to meet AgCert's future material needs. AgCert's officers have indicated that this vinyl supplier can access a large network of vinyl cover installers and only employs vinyl cover installers that have a strong track record in the sector. Other components, such as flares and meters, are supplied by various vendors, and AgCert is considering exclusive agreements with some of the top suppliers.

In Mexico, AgCert's officers indicated that there is no one, large supplier of material for the Biodigesters, and AgCert is in discussions with both material and installation vendors that are looking to supply to AgCert on a sole source basis.

AgCert's officers have informed CCC that AgCert will secure a 10 year warranty for all components used in the construction and operation of the Biodigesters (such as the covers, lining, flares and meters); the warranty is written into each of the specific supply agreements which, as at the date of the Report, are being negotiated. AgCert's officers have indicated that, under the terms of the warranty, AgCert can seek legal recourse if necessary. If there is a mass failure with one design, AgCert is not tied to any one project design, so can shift to a different material or vendor. AgCert has also identified local Brazilian suppliers of alternate material should the need arise.

With respect to the robustness of the Biodigester cells in withstanding the pressure from the captured methane, AgCert's officers indicated that the Biodigester cell covers can withstand a pressure level greater than the level of pressure which would trigger the flare.

9.6 *Canada*

AM0016 provides AgCert with an approved methodology for CDM projects for generating incremental GHG emissions reductions by introducing AWMS practice changes on intensive livestock farms.

AgCert's ability to provide a developed, scalable process that underpins this approved methodology may improve the attractiveness of AgCert's model for implementing similar AWMS practice changes on intensive livestock farms in Canada. AgCert's ability to leverage its methodology economically and with supporting infrastructure to generate large volumes of emissions reductions to be converted into CERs and Verified Emission Reductions ("VERs") provides AgCert with a strategic advantage, as described in section 11.2. VERs are GHG emission reductions that have been independently verified by an independent auditor but not certified, as under the CDM.

Canada faces a large compliance gap for achieving its GHG emissions reduction targets under the Kyoto Protocol, and current estimates suggest that this compliance gap is widening. As mentioned in section 5.2.3, Canada's emissions are estimated to significantly exceed its Kyoto Protocol target.

This compliance gap presents a potential opportunity for AgCert to supply Large Final Industrial Emitters ("LFIEs"), which are the equivalent of Large Industrial Emitters ("LIEs") in the USA, with a reliable supply of CERs to offset their GHG emissions. AgCert's management reported in April 2005 that it was in negotiations with at least one potential Canadian customer.

9.7 *USA*

Whilst the USA has not ratified the Kyoto Protocol, the potential for AgCert is that it could provide a connection between farm systems and LIEs by being able to offer VERs to the LIEs from GHG emissions reduction projects that it may undertake in the future. As the USA has not ratified the Kyoto Protocol yet, such GHG emissions reductions would be on a voluntary basis or to satisfy requirements imposed at the state level. It is possible that these voluntary emissions reductions may over time become a source of compliance for a mandatory system.

AgCert informed CCC that, if a farm with which AgCert has contracted has introduced a prior practice change (after the baseline date, as discussed in section 9.1), the Group can potentially recognise VERs from those emissions reductions. AgCert has signed an agreement with one organisation in the USA to supply emissions reduction credits; AgCert's management informed CCC in April 2005 that it believes that the Group possesses sufficient credits to meet its contractual obligations from contracts with farms that have introduced prior practice changes.

10. Business plan

This section describes AgCert's portfolio strategy for managing the planned pool of CERs, the critical path (including analysis of planned future projects, the timescale for current and planned projects and financing) and the key commercial assumptions in AgCert's business plan.

10.1 *Portfolio strategy*

AgCert plans to pursue a two-pronged strategy for selling CERs once its portfolio of CERs has reached a sufficient size. AgCert will lock in a portion of CERs generated by its GHG emissions reduction projects by selling them to customers in forward contracts at a fixed price per tonne of carbon dioxide equivalent. In addition, AgCert also plans to build up a pool of CERs that have been generated by its GHG emissions reduction projects for sale in the open market at the prevailing CER price. This strategy provides protection against downturns in CER prices but also access to any upside from rising CER prices.

AgCert will own projects at various stages of completion and with different risk profiles. The relative weighting of projects at different stages, and how soon they can generate emissions reductions and be accredited with CERs, will determine the proportion of revenue that AgCert fixes within forward contracts or sells in the open market. Currently, AgCert is building its portfolio of CERs and recognises the need for securing a higher proportion of forward contracts in order to raise AgCert's profile and credibility in the market place. Project stages within this portfolio, with an increasing risk profile moving from top to bottom, include:

- operational projects that are earning CERs;
- operational projects that are awaiting verification and certification;
- projects where the contract is agreed and construction is ongoing;
- projects where the contract is agreed but are awaiting construction; and
- projects at an early stage of negotiations which should lead to a contract.

The relative risks of this portfolio strategy are analysed in section 12.

10.2 *Critical path and timescale to commercial exploitation*

10.2.1. *Supply capacity*

AgCert's business plan forms the core component of AgCert's strategy for supplying CERs and therefore the critical path for AgCert to commercial exploitation.

AgCert provided CCC with an electronic copy of the business plan as at 17 March 2005, as summarised in Table 9, that estimated production until the end of December 2007. This contained:

- the cumulative number of producing sites in Brazil, Mexico and the Rest of the World ("RoW") on a weekly basis. One producing site refers to 1 standardised 1,000 SEF. It is important to understand that 1 producing site does not refer to 1 actual project. For example, a project on a farm with 20,000 sows would be classified in the business plan as 20 producing sites, not 1 producing site. This is an important factor for explaining the rapid increase in the number of producing 1,000 SEF sites; and
- the cumulative total emissions reductions generated by the cumulative number of producing sites at the end of each week. Emissions reductions in the business plan refer to actual emissions reductions generated by each project, and do not incorporate the regulatory process required to convert these reductions into CERs.

Table 9: Summary of AgCert's business plan

By the week ending	*Cumulative number of 1,000 SEF producing sites*	*Cumulative emissions reductions at that date (thousand)**
27-Jun-2005	148	311
26-Dec-2005	570	1,953
25-Dec-2006	1,548	12,098
31-Dec-2007	2,342	30,510

* Tonnes of carbon dioxide equivalent

AgCert has estimated that the projected number of operational sites by 31 December 2007 in the business plan have the potential to produce a total of approximately 200 million tonnes of carbon dioxide equivalent emission reductions over the contract lives of these sites, assuming achievement of certain critical tasks required to deliver its business plan.

10.2.2. *Methodology*

CCC based its analysis of the deliverability of the business plan on the following:

- an electronic copy of the business plan as at 17 March 2005;
- discussions with AgCert's management and officers;
- discussions with AgCert's customers, IFC, DOEs and the Mexican DNA;

- a supporting spreadsheet, provided by AgCert's management and officers, that set out the status and plans for AgCert's projects in Brazil. AgCert's operations are more advanced in Brazil than Mexico. This spreadsheet tracked on a monthly basis the actual number of projects started, how many SEFs each project equated to and how the cumulative number of actual projects compared with the business plan until May 2005;
- presentations illustrating the coverage of AgCert's projects in Brazil and Mexico;
- presentations illustrating the different local contractors for supplying the components of the Biodigesters that AgCert is using in Brazil and Mexico;
- presentations, with supporting personnel CVs, that detail the organisational chart within AgCert's Brazilian and Mexican operations; and
- a visit to 3 of AgCert's projects in Brazil to verify the existence and operational status of the Biodigesters.

10.2.3 *Deliverability of the business plan*

AgCert has set an ambitious timetable for delivering its business plan. AgCert's ability to develop a pool of CERs is dependent on achieving:

- operational critical tasks in relation to delivering the business plan; and
- regulatory critical tasks in relation to achieving the regulatory timetable outlined in sections 9.2.3 and 9.2.5.

10.2.4 *Critical tasks for delivering the business plan*

These include:

- obtaining the required financing from the Placing, existing shareholders or other parties to fund ongoing growth and capital expenditure required to deliver the business plan. AgCert's ability to deliver its business plan to date has been capital constrained; the funding from IFC, the Placing and alternative funding sources, as mentioned in section 10.2.7, will enable AgCert to fund the capital expenditure required to deliver the business plan;
- AgCert's process remaining as cost-effectively scalable and achievable across livestock sectors and geographic regions as currently envisaged by AgCert's management as larger numbers of projects in different countries are being constructed;
- recruiting a sufficient number of experienced and qualified personnel within AgCert's companies in Brazil and Mexico to manage the contracting, assessments, construction and O&M work for the increasing number of projects envisaged under the business plan. The strength of AgCert's local personnel, such as in the Brazil operation, was highlighted in CCC's discussions with third parties;
- local contractors, in particular the vinyl supplier in Brazil, with whom AgCert is contracting or will contract, possessing the envisaged skills and capacity to deliver the increasing number of projects envisaged under the business plan. AgCert selects companies for supplying the components of, and installing, the Biodigesters being deployed in Brazil and Mexico that have a strong track record and commit to being able to deliver the business plan; and
- leveraging the knowledge gained and lessons learnt by AgCert from its early projects that it can utilise to deliver future projects more efficiently and more effectively. For example, AgCert has learnt from adverse weather delaying projects in some Brazilian states to realign its schedule and construct projects in Brazilian states that are less affected during the rainy season.

10.2.5 *Critical tasks for delivering the regulatory timetable*

These include:

- receiving final validation and verification reports on the Granja Becker project, and other existing and future projects, and that the DOEs are able to produce future validation and verification reports in a suitably commercial timescale that enables generation of CERs;

- submitting PDDs by 31 December 2005 for registration in order for the projects to qualify under Prompt Start. AgCert plans to submit PDDs for bundled projects, as discussed in section 9.1, to enable qualification for Prompt Start;
- securing political endorsement and publicity of AgCert's early projects, such as when AgCert received the Mexican LoA from the country's President, that promote support for AgCert;
- AgCert's approved methodology, AM0016, not being reviewed (and consequently altered) by the UNEB in the future and enabling the Group to bundle projects within PDDs;
- AgCert constructing projects at those farms with whom it has agreements using AWMS best practice and in compliance with AM0016;
- AgCert recruiting and retaining sufficiently qualified personnel to produce the regulatory documentation, such as the PDDs, for the increasing number of projects envisaged under the business plan; and
- increasing the efficiency of completing the regulatory stages under the CDM process with DNAs and DOEs, with the objective of speeding up the process for obtaining LoAs, validating projects' methodologies, verifying projects' emissions reductions and thus receiving CERs. CCC understands that TÜV and DNV have sufficient capacity to produce validation and verification reports for the number of projects envisaged within AgCert's business plan.

A key risk affecting AgCert's ability to deliver its regulatory timetable is any delays in the international regulatory infrastructure being established, such as the ITL or Annex B Parties meeting the eligibility requirements and the ability of the UNEB to register new projects within a commercial timescale.

10.2.6 *Timescale*

Assuming achievement of this business plan, AgCert is able to deliver a large quantity of CERs into the market using its standardised process.

AgCert's deployment of its business plan was delayed largely due to heavier than expected rainfall in some states in Brazil which postponed construction of planned Biodigester facilities. AgCert has initiated an action plan to make up for this delay.

10.2.7 *Financial resources for funding capital expenditure*

AgCert has financed historic capital expenditure through equity injections from its main shareholders, XL TechGroup and Andlinger Capital. AgCert believes that it will have to spend approximately €134 million on capital expenditure by the end of 2007 in order to deliver the business plan. This reflects an approximate average cost of €57,300 for one 1,000 SEF.

AgCert plans to fund this capital expenditure through a combination of finance from IFC, proceeds from the Placing, additional sources of finance and future cashflows of the business. AgCert plans to invest the majority of the proceeds from the Placing to fund a large portion of the required capital expenditure.

IFC announced on 7 February 2005 an intention to collaborate with AgCert to finance certain projects undertaken by AgCert in the Latin America region. In connection with IFC's investment, IFC has agreed to assist AgCert in developing its business in certain Asian markets. IFC would bring to AgCert extensive experience in working with national authorities on delivering sustainable development projects in developing countries, and could provide potential purchasers of CERs some comfort on the credibility of AgCert. In May 2005, IFC completed its investment in AgCert.

10.2.8 *Management and staffing*

AgCert has an experienced senior management team, with this experience including the agricultural and financial sectors.

AgCert's management reported the following staff headcount as at 31 March 2005:

- 27 employees in the USA;

- 3 employees in Canada;
- 19 "consultant employees" in Brazil; and
- 8 "consultant employees" in Mexico.

The employment status in Brazil and Mexico reflects the recent process of incorporation of AgCert's operations in these countries, as described in section 4.5. AgCert's management reported that the Group is hiring more staff on an ongoing basis.

10.3 *Key commercial assumptions in business plan*

CCC's analysis of AgCert's business model is limited to evaluating the key commercial assumptions underlying the financial forecasts for the years 2005, 2006 and 2007, and is predicated on the base case model entitled "Financial Model 17 March 2005". CCC has not evaluated the financial integrity, accuracy and robustness of the financial model, which lie outside the scope of the Report as set out in section 3.2.

This financial model is based on the business plan. Consequentially, AgCert's achievement of the critical tasks, as described in sections 10.2.4 and 10.2.5, and risk factors, as described in section 12, in relation to the business plan and the regulatory timetable also affects the Group's ability to achieve the forecasts in the model.

The other key commercial assumptions in the financial model include:

- conservative price estimates for CERs compared to internal CCC estimates and market forecasts for CER prices. AgCert's price forecasts reflect a blended rate of prices from discussions with organisations that have agreed, or are in the process of agreeing, ERPAs with AgCert and an estimated uncontracted CER price;
- a production-driven approach, which assumes that the market will purchase all the CERs to be generated and sold by AgCert;
- a time lag between the construction of a project and generation of emissions reductions by the project;
- recognising the majority of revenue from methane abatement projects on swine farms. The business plan does include forecasts from methane abatement projects on dairy livestock farms to be constructed in some countries; and
- payment of a blended rate of the share of CER revenues to farm owners to reflect the possibility that farm owners could fund the capital expenditure on AgCert's GHG emissions reduction projects and consequentially earn a higher share of CER revenues.

11. Merits

This section describes the merits of AgCert's process, including strategic merits, competitive advantages and co-benefits.

In summary, whilst competitors may possess individual attributes, AgCert possesses the combination of:

- an approved methodology;
- a business model dedicated to reducing GHG emissions from AWMSs;
- a standardised, scalable electronic data management system that is already operational and time consuming to replicate;
- access to capital (on the assumption that AgCert successfully finalises additional financing negotiations as required);
- numerous exclusive agreements with farm owners and influential strategic connections in target markets; and
- the potential to rapidly deploy projects.

11.1 *Strategic merits*

AgCert's process for quantifying, verifying and monetising GHG emissions from AWMSs offers a number of broad, strategic benefits:

- the potential to create a global future pool of CERs that could diversify risk for customers by providing them with access to a portfolio of cost effective GHG reductions. CCC's experience in the climate change market confirms demand from industry for a reliable supplier of a pool of GHG emissions reductions;
- the flexibility of the process as a uniform and standardised methodology which has been approved by the UNEB, that is scalable and transferable to different countries or intensive livestock sectors and is time consuming to replicate, in order to generate a large pool of emissions reductions for selling to industrial GHG emitters, governments and other organisations. External parties interviewed by CCC suggested that it could take at least 1 year to 18 months for a potential competitor to construct a similarly scalable infrastructure from the published AM0016;
- strategic positioning by establishing a scalable methodology and an established supporting operational infrastructure and data management system to generate incremental GHG emissions reduction opportunities from AWMSs;
- the ability, under its standardised process, to plan, construct and start operating a Biodigester on a 1,000 SEF within approximately 10 weeks compared against an average time of 4 to 5 years (as estimated by a report prepared for the World Bank) for CDM projects to be built and commence operation;
- the potential to leverage its methodology and supporting infrastructure to secure agreements with farm owners both in developing countries looking to deploy CDM projects (and thereby generate a pool of cost-effective CERs) and also in other countries such as Canada (where AgCert is already negotiating with at least one potential customer);
- a balanced approach to minimising revenue risk by locking in a portion of CER sales through fixed prices in forward contracts, a number of which AgCert has already signed with customers, and retaining the balance of CERs for sale in the market to exploit any price upside. Locking in these prices under forward contracts offers AgCert a degree of protection if the CER market price fell, for example if Russia and the Ukraine released large quantities of hot air into the market, and leaves the opportunity for profit taking if the market price rises above the contract price; and
- unrecognised potential from ancillary co-benefits generated by AgCert's process and the possibility of exploiting the benefits from renewable power generation, especially on the larger intensive livestock farms in such countries as Mexico.

11.2 *Competitive advantages*

11.2.1 *Barriers to entry*

AgCert's process contains the following barriers to entry to potential competitors:

- exclusive agreements with large and/or strategically influential farm owners in Brazil and Mexico for CDM projects. These exclusive agreements enable AgCert to capture a wide range of environmental benefits from different agricultural activities on the farm that include, but are not limited to, emissions reductions and provide AgCert with a first mover advantage;
- an opportunity to leverage these exclusive relationships with farm owners by implementing new methodologies, if and when they are developed, for other land management practices, as described in section 9.3.2;
- an exclusive arrangement, that AgCert is negotiating, with the largest supplier of vinyl in Brazil for the Biodigester cover; and
- appreciation of the policies and regulatory frameworks for creating value from GHG emissions reductions.

11.2.2 *Other commercial merits*

AgCert also possesses the following commercial merits:

- an experienced and professional management team for delivering the business plan, supported by suitably qualified officers in the Melbourne office and also in Brazil and Mexico;
- access to capital (on the assumption that AgCert successfully finalises additional financing negotiations as required) from internal and external sources to fund the business plan;
- AgCert's focus on identifying, building and maintaining strong relationships with key political and administrative figures in countries where AgCert operates. These range from senior representatives within national DNAs, whose support is essential for securing CDM projects, to influential farm owners;
- the potential, if the UNEB revises the project baseline and sets the Biodigester as the baseline AWMS, to earn revenue by leveraging its experience in, and operational scalable infrastructure for, installing Biodigesters on non compliant farms;
- the ability to possess large amounts of data on farming practices that provides research both for improving Biodigesters and productivity-related advice to farm owners;
- a strong relationship with external legal advisers that provide world class legal advice and contracting to secure beneficial contracts;
- the ability to gain bulk discounts on regulatory costs by bundling increasing numbers of projects within future PDDs to be submitted, validated and verified;
- application for ISO 9000 and 14000 accreditation. Growing focus by investors, customers and suppliers on companies' environmental records and reporting is raising the profile of ISO accreditation; and
- the ability to generate CERs under Prompt Start (an opportunity that is not available to new entrants that did not start their projects by 18 November 2004 and assuming that the projects are submitted for registration by 31 December 2005).

11.3 *Co-benefits*

AgCert's process for generating incremental GHG emissions reductions by introducing improved AWMS generates additional co-benefits:

11.3.1 *Environmental benefits*

These include:

- reduced GHG emissions;
- improved quality of manure that is usable as fertiliser for irrigating crops without burning them;
- lower risk of contaminating groundwater or surface water supplies by lining the Biodigester cells and manure lagoons; and
- reduced deforestation by replacing wood as a fuel source with methane generated by the Biodigester.

11.3.2 *Social benefits*

These include:

- reduced odour (as the methane is contained in a sealed container); and
- less flies and therefore lower health risk (by minimising the amount of methane vented in open spaces).

11.3.3 *Economic benefits*

These include:

- generation of local employment and industry by employing local companies; and
- encouraging the development of a sustainable AWMS model to advance the agricultural industry.

11.3.4 *Financial benefits*

These include:

- a new revenue stream for farmers by receiving a share of the revenue from the monetisation of the emissions reductions;
- electricity savings by generating power on-site; and
- potential revenue from selling treated manure to neighbouring crop-based farms as fertiliser.

12. Key risk factors

This section describes the key risk factors pertaining to AgCert's business, including:

- key regulatory and policy risks;
- key market and commercial risks; and
- key operational and technical risks.

12.1 *Key regulatory and policy risks*

12.1.1 *Policy and regulatory risks relating to supply and demand*

12.1.1.1 *Russian hot air*

Annex B Parties may seek to purchase hot air from Russia or the Ukraine to achieve GHG emissions reduction targets under the Kyoto Protocol instead of reducing domestic emissions or buying CERs or ERUs. Russia and the Ukraine, as the dominant suppliers of emissions reduction allowances, have the capacity to release large volumes of hot air into the market, which could:

- negate demand for CERs from AgCert's projects;
- reduce CER prices because supply may exceed demand; and
- undermine the credibility of the global climate change policy framework.

12.1.1.2 *Kyoto Protocol*

Annex B Parties could make a decision, on economic or other grounds, not to adhere to the Kyoto Protocol and not deliver the required emissions reductions. Widespread non-compliance by Annex B Parties could lead to significant delay in implementing, or even collapse of, the Kyoto Protocol and future international climate change agreements.

12.1.1.3 *Excessive supply of CERs and ERUs*

Existing and future CDM methodologies and JI projects may generate a large volume of CERs and ERUs that result in supply exceeding demand and thus depress the CER price in the market. HFC-23 and nitrous oxide projects in particular possess the potential to generate a large volume of CERs and ERUs because of their high GWP.

Potential supply of CERs could increase if the additionality requirements for CDM projects, which are currently constraining the number of new projects, are relaxed.

12.1.1.4 *Insufficient demand for CERs*

There may be insufficient demand for CERs from organisations with targets under the EU-ETS and Annex B Parties in the Kyoto Protocol Period. This could result from:

- Russia and the Ukraine releasing large volumes of hot air into the market; or
- organisations extensively reducing GHG emissions via additional measures; or

- the NAPs in the EU-ETS Second Phase setting undemanding targets; or
- successful implementation of domestic abatement measures in Annex B Parties.

12.1.1.5 *EU-ETS risks*

Member States in the EU-ETS may choose not to acquire CERs to achieve their emissions reductions targets in the EU-ETS First Phase and EU-ETS Second Phase.

A decision by the EC not to include other industry sectors, such as aviation, within the EU-ETS Second Phase could remove a large source of potential demand for CERs from AgCert.

If the UK is successful in its challenge to the EC's decision to not accept the UK's revised NAP in the European Court of Justice, this success might spur other Member States to also challenge the EC in relation to their NAP allocations. Should this occur, this might delay full implementation of the EU-ETS.

12.1.1.6 *International climate change policy post 2012*

The COPs have not yet agreed the form, structure and targets of international climate change policy after the Kyoto Protocol Period. The ability of AgCert to continue developing projects and sell CERs after the end of the Kyoto Protocol Period is dependent on such an agreement being reached.

12.1.1.7 *Other carbon abatement measures or technologies*

New policies for reducing GHG emissions may be introduced, or existing alternative GHG abatement policies may achieve greater success than currently expected in reducing GHG emissions.

Similarly, new technologies or technological improvements may emerge, or existing technologies achieve greater success than currently expected, such as carbon sequestration or nuclear power, in reducing GHG emissions.

Both factors could reduce demand for CERs from AgCert.

12.1.1.8 *Climate change science*

New scientific evidence could alter the current scientific consensus, which states that anthropogenic actions are the main contributor to the rapid growth in GHG emissions and consequentially global warming. Alternatively, the scientific consensus could move towards acceptance of an inevitable, unavoidable catastrophe. These would re-shape international and national climate change policies.

12.1.1.9 *Host country risk*

Developing countries where AgCert operates, or will operate, may pose high sovereign, political or economic risk, which could adversely affect the ability of AgCert to operate in those countries and sell CERs. This could include:

- change in government to a new government less supportive of CDM projects;
- national regulations that impose undue administrative burdens on CDM projects;
- changes to AgCert's ability to retain ownership of legal title over the CERs;
- new fiscal measures, such as expropriation taxes on exported CERs; and
- high inflation that undermine the economics of CDM projects in that country.

12.1.1.10 *Environmental concerns*

Possible consumer and stakeholder concerns over intensive livestock farming processes could adversely affect large scale intensive farming operations and potentially AgCert's ability to earn CERs.

12.1.2 *Specific regulatory risks*

12.1.2.1 *Regulatory approval*

AgCert may not obtain regulatory approval for current and future projects submitted under the AM0016 methodology, including:

- receipt of LoAs from both DNAs; or
- validation of the project's PDD by one DOE; or
- registration of the validated project with the UNEB; or
- verification and certification of the project's emissions reductions; or
- issue of CERs by the UNEB; or
- the ability to bundle projects within PDDs (although external parties interviewed by CCC did not indicate that the UNEB would not allow bundling).

12.1.2.2 *Methodology revision*

The UNEB could revise the baseline for AgCert's projects. This would hinder AgCert's ability to demonstrate additionality and be awarded CERs. This is a key risk if the Biodigester, which is one of the most effective AWMS designs for generating incremental GHG emissions reductions, was fixed as the project baseline AWMS. This could result from:

- AgCert's methodology in the future becoming so extensively used by intensive livestock farms that it becomes the de facto industry standard. If this happens, this implies that AgCert should have captured a significant portion of the market share for installation; or
- new mandatory environmental regulations being introduced in countries where AgCert is operating that require all farm owners to implement Biodigesters.

There is also the risk that the UNEB reviews the approved methodology in the future, for example as a result of new methodologies or scientific data emerging that relate to capturing methane emissions from animal waste, and decides to reverse its approval of AgCert's methodology. CCC understands that, if the methodology was reviewed by the UNEB, this would not affect projects that have already been approved by the UNEB, but could affect future projects that will use the existing methodology.

12.1.2.3 *Financial services regulation*

AgCert may need to comply with future international and national regulations over financial products.

12.1.3 *Regulatory infrastructure risks*

12.1.3.1 *UN Executive Board*

AgCert may be delayed in converting GHG emission reductions into CERs by the length of time taken by the UNEB to review CDM projects and issue CERs. There is a risk of institutional failure and collapse of the UNEB because of the scale of its task. CCC understands that insufficient funding and resources will constrain the UNEB for the next few months at least. CCC is also aware of concern in the market over whether the UNEB has sufficient resources to manage the expected increase in new methodology applications and the backlog of projects that have not yet been registered by the UNEB.

In March 2005, Point Carbon reported that the UNEB only had 30 *per cent* of the money it needed to implement the activities that it had planned for 2005. The shortage of funding is a serious bottleneck for the CDM project pipeline, and could restrict the supply of CERs, from AgCert as well as competitors, into the market. The funding shortfall consequentially delays methodology approval, project registration and CER issuance. Point Carbon reported in March 2005 that the UNEB was US$4.2 million short of its budget for 2004 and 2005, and that the April meeting of the UNEB had been cancelled mainly due to funding issues.

CDM project participants have called for improved communication (between the UNEB and project participants), more resources and greater efficiency within the UNEB. CCC is aware of growing concern over the UNEB and an understanding within the global climate change community that this problem requires resolution.

These problems could result in:

- existing and new CER suppliers losing faith in the CDM process; and
- organisations with EU-ETS Second Phase emissions reduction targets demanding lower targets to reflect this scarcity of CERs to meet any shortfall, or Annex B Parties buying hot air to meet any shortfall, with the consequential risks mentioned in section 12.1.1.1.

These matters will be addressed by countries at future COP/MOP meetings.

12.1.3.2 *Regulatory infrastructure*

The required regulatory infrastructure, including the CDM registry, the national registries, the ITL and the ability of Annex B Parties to comply with the eligibility requirements, may hinder the ability of organisations acquiring CERs from AgCert from surrendering these CERs for compliance purposes, and could result in stranded CERs. In addition, any delay in establishing a DNA in Ireland may delay the issue of LoAs for, and therefore registration of, AgCert's projects.

12.1.3.3 *DOE risk*

TÜV or DNV may not be able to validate AgCert's projects and verify the emissions reductions achieved by the projects because:

- as at 21 April 2005, DNV has not been fully accredited for validation for both sectors within which AM0016 is classified. CCC understands that DNV could only be accredited for verification after the Accreditation Panel within the UNEB had witnessed DNV's work on an actual project that had been registered by the UNEB. Assuming DNV selects, and has to wait for the registration of, one of AgCert's first projects in Brazil, this process could delay certification of the emission reductions achieved by AgCert's projects by a number of months; or
- the DOEs may not be able to perform their validation and verification tasks quickly enough to achieve AgCert's business plan because the DOEs may possess insufficient resources to manage the expected growth in the number of projects submitted for registration by project developers.

12.2 *Key market and commercial risks*

12.2.1 *CER prices*

AgCert's projected revenue could be reduced by adverse changes in supply and demand resulting from key regulatory or policy risks, which could reduce the CER price below levels estimated by AgCert. Specific risks include:

- Russia or the Ukraine selling large volumes of hot air into the market; or
- other project developers, such as for HFC-23 or nitrous oxide projects, selling large volumes of CERs or ERUs into the market; or
- other organisations undertaking CDM projects producing larger volumes of CERs than currently expected based on information available in the market; or
- adverse regulatory changes that result in lower demand for CERs.

Organisations with emissions reduction targets may not purchase CERs to achieve these targets because CERs may be more expensive than domestic abatement measures, EUAs or alternative options to achieve the targets.

12.2.2 *Portfolio strategy and ERPA risk*

AgCert will face different commercial risks on projects at each stage in its portfolio.

If AgCert sells CERs, which can be supplied from the pool of CERs once it is established, to customers from the proposed pool that are based on market prices, AgCert will be taking merchant risk on future CER prices in the market.

If AgCert sells the CERs, which can be supplied from the pool of CERs once it is established, on a contracted forward basis with a specific customer under an ERPA:

- AgCert will be taking on counterparty risk over the robustness of the customer;
- if AgCert cannot achieve the conditions precedent stated in the ERPAs or supply the contracted volumes for reasons other than those exceptions stated in the ERPAs, AgCert is taking on production risk by not being able to discharge its contractual obligations. Consequently AgCert may be obliged to financially compensate customers for the volume shortfall in order to discharge its contractual obligations. This risk is higher whilst AgCert is still building its pool of CERs to a sufficient size; and
- the customer is taking on counter-party risk over AgCert's financial robustness, and any concerns over AgCert's balance sheet could prevent sales of CERs.

If AgCert sells CERs on a forward basis for projects that have yet to be developed or constructed, AgCert is also taking on construction and production risk.

An overall risk is that AgCert may not select the optimum balance between market trading and forward contracts as a result of changes in the market price of CERs.

12.2.3 *Capital and operational costs*

Capital and operational costs for constructing and installing the technology on the farms for reducing GHG emissions may exceed the levels forecast by AgCert.

12.2.4 *Contract negotiation*

Farm owners that are contracting with AgCert may seek to renegotiate the contract with AgCert, in particular the share of revenue proceeds from selling CERs, which could reduce AgCert's margins and profits.

12.2.5 *Weather*

Adverse fluctuations in the weather, such as long periods of wet and mild weather, could undermine demand for CERs due to:

- higher hydro-power production, less use of fossil fuels and therefore lower GHG emissions requiring offsetting; or
- lower heating demands, reducing fossil fuel consumption and GHG emissions; or
- delaying the construction of AgCert's projects.

12.2.6 *Economic downturn*

An economic downturn could reduce economic productivity, the volume of GHG emissions within countries with compliance targets and the need to acquire CERs to offset these emissions.

12.2.7 *Fossil fuel prices*

Adverse movements in fossil fuel prices that encourage industry to switch to less carbon intensive fuel sources as the most economic efficient method to reduce their GHG emissions could undermine demand for CERs.

12.2.8 *Fraud*

Evidence of fraudulent activity within the GHG emissions reduction market could undermine the credibility of the policies and market and deter organisations from buying CERs from AgCert and other CDM project developers.

12.2.9 *Infrastructure integrity*

Problems that adversely affect the integrity and operational ability of the infrastructure underlying the global GHG emissions reduction market and the EU-ETS, such as the registries and ITL, could also prevent or deter organisations from acquiring CERs from AgCert.

12.2.10 *Transport*

A major shift by consumers from using motor vehicles to public transport could reduce GHG emissions from the transport sector and by implication the need for countries to acquire CERs to achieve their Kyoto Protocol targets.

12.3 *Key operational and technical risks*

12.3.1 *Critical tasks for delivering the business plan*

AgCert may not achieve the operational critical tasks, as set out in section 10.2.4, that are required to deliver the large number of planned projects in numerous countries in the business plan.

12.3.2 *Credit worthiness of farms*

Farms with whom AgCert is contracting may go bankrupt and AgCert may not retain the contractual right to the environmental benefits derived from reducing GHG emissions under the new owner.

12.3.3 *Leakage risks*

Methane or effluent may leak from the sealed Biodigesters that AgCert is installing on projects in Brazil and Mexico, and this leakage could be missed, at least for a time, by the periodic O&M inspections by AgCert and more frequent inspections by farm personnel.

12.3.4 *Changes to food supply*

If a new, improved feedstock is introduced on a underspread basis that reduces methane emissions from animal waste, this could reduce the emissions reductions on farms with whom AgCert has contracts and therefore the volume of CERs that AgCert can sell to customers.

12.3.5 *Livestock sickness*

The farms where AgCert has installed, or plans to install, an improved AWMS may suffer an outbreak of an infectious disease within the livestock that results in the farm, or farms, being closed.

12.3.6 *Resources*

AgCert's existing workforce and recruitment plans may be insufficient to deliver the number of projects that are required to deliver the business plan.

12.3.7 *Local workforce*

Local contractors used by AgCert to construct the projects may produce lower quality work than required, or may be unable to provide sufficient resources to deliver the business plan.

The risk of adverse relationships with trade unions in the host countries may hinder delivery of the business plan.

12.3.8 *Dependence on key individuals*

The loss of services of a significant number of the Group's senior management or technical staff would disrupt the Group's ability to deliver its business plan.

12.4 *Risk mitigation*

CCC has interviewed AgCert's management and officers, visited AgCert's office in Melbourne and a number of its projects in Brazil and obtained views on AgCert's business model and management team from relevant third parties.

On this basis, CCC believes that AgCert is taking effective steps to:

- address the operational and regulatory critical tasks, as analysed in sections 10.2.4 and 10.2.5, that are required to deliver its business plan and regulatory timetable; and
- resolve where possible those risks factors, as analysed in section 12, that lie within its control.

These steps include:

- securing a large number of exclusive agreements with farm owners to provide a competitive advantage against potential competitors;
- its plan to develop a pool of CERs for sale:
  - under forward ERPAs with customers with locked-in CER prices; and
  - at the prevailing CER price in the carbon market;
- developing an active and positive dialogue with influential strategic figures in target markets in order to assist compliance with the complex CDM process as fully and as quickly as possible;
- spending extensive time on developing and maintaining an active and positive dialogue with the DNAs in Brazil and Mexico;
- standardising its process and bundling of projects within PDDs in order to facilitate reviews by the DNAs and DOEs;
- developing and maintaining an active dialogue with TÜV and DNV, including exploring options to enable them to review a larger volume of projects in the optimally efficient manner; and
- recruiting additional personnel.

As at the date of this Report, AgCert's steps to address these critical tasks and resolve these risk factors are still ongoing but AgCert is making observable progress.

In relation to those risks that lie outside AgCert's control, CCC also believes that there will be a substantial global carbon market into which AgCert will be able to supply large volumes of allowances.

13. Summary

AgCert has developed a business model for generating large volumes of emissions reductions from capturing and combusting the methane emitted from animal waste. These can be monetised into revenue by converting the emissions reductions into CERs for sale to organisations or to governments with emissions reductions targets or to financial investors.

The global market for reducing GHG emissions is a policy driven market. This is a real, albeit emerging, market for trading emissions reductions allowances, as evidenced by the Kyoto Protocol entering into legal force in February 2005 and the EU-ETS commencing operations in January 2005.

AgCert is at an early stage in delivering the business plan for achieving emissions reductions and its regulatory timetable for generating CERs and is now planning to expand significantly.

The Group's distinguishing features include:

- being a dedicated, pure-play supplier in the emerging carbon market;
- possession of an approved methodology;
- its dedicated, scalable and systematic approach to producing carbon emissions allowances that has started to generate emission reductions, which have yet to be certified, within a complex, developing regulatory market;
- agreements with farmers in Brazil and Mexico for generating emissions reductions;
- a number of projects already being operational and reducing GHG emissions;
- a number of forward contracts with customers for several million CERs;
- the potential to create a pool of CERs under its portfolio strategy which could diversify risk for organisations facing emissions reduction targets; and
- a strong understanding of, and experience with, the CDM regulatory process.

Delivery of AgCert's ambitious business plan and regulatory timetable is dependent on:

- AgCert achieving the critical tasks, which are summarised in sections 1.7.2 and 1.7.3; and
- key risk factors, especially regulatory and policy risk factors and which are summarised in section 1.9. These include, but are not limited to, adverse fluctuations in supply and demand dynamics in the carbon market and the readiness of the CDM regulatory infrastructure.

However, CCC believes that AgCert is taking effective steps to achieve these critical tasks and resolve those risks which lie within AgCert's control. CCC also believes that there will be a substantial global carbon market into which AgCert will be able to supply large volumes of allowances.

Yours sincerely

James Cameron
Executive Director
For and on behalf of Climate Change Capital Limited"

PART VII

US transfer restrictions

Investors are referred to the definition of a "US Person" on pages 170 to 171 below.

This document has been prepared by AgCert in making offers and sales of the Placing Shares only to non-US Persons outside the United States in transactions exempt from the registration requirements of the Securities Act in reliance on Regulation S thereunder. No directed selling efforts, as defined in Regulation S, will be made in conjunction with any offer or sale of the Placing Shares. Terms used in the following description that are defined in Regulation S are used as therein defined.

The Placing Shares have not been registered under the Securities Act and are "restricted securities" as defined in Rule 144 promulgated under the Securities Act. A purchaser of Placing Shares may not offer, sell, pledge or otherwise transfer Placing Shares in the United States or to, or for the account or benefit of, any US Person, except pursuant to an effective registration statement under the Securities Act, or pursuant to an exemption therefrom, such as certain transactions specified in, and conducted in accordance with, Regulation S, and in accordance with all applicable securities laws of the states of the United States and other jurisdictions. The Company can give no assurance that an exemption from registration will be available to any purchaser of any of the Placing Shares. Hedging transactions in the Placing Shares may not be conducted unless in compliance with the Securities Act. The certificates evidencing the Ordinary Shares and all offering materials will bear a legend to the following effect, unless AgCert determines otherwise in compliance with applicable law.

"THE ORDINARY SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE US SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IF SUCH TRANSFER IS EFFECTED (1) IN AN OFFSHORE TRANSACTION MEETING THE REQUIREMENTS OF REGULATION S UNDER THE SECURITIES ACT (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, OR (3) PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS INCLUDING APPLICABLE STATE SECURITIES LAWS OF THE UNITED STATES. HEDGING TRANSACTIONS INVOLVING THE ORDINARY SHARES OF THE COMPANY MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT."

Prior to one year after the later of (1) the time when the Placing Shares are first offered to persons other than distributors in reliance upon Regulation S or (2) the date of closing of the Placing:

(1) every purchaser of Placing Shares other than a distributor will be required to certify that it is not a US Person and is not acquiring the securities for the account or benefit of any US Person or that it is a US Person and is purchasing securities in a transaction that does not require registration under the Securities Act;

(2) every purchaser of the Placing Shares will be required to agree to resell such Placing Shares only in accordance with the provisions of Regulation S, pursuant to registration under the Securities Act, or pursuant to an available exemption from registration in and in accordance with all applicable securities laws and not to engage in hedging transactions with regard to such Placing Shares unless in compliance with the Securities Act; and

(3) each distributor selling securities to a distributor, a dealer (as defined in Section 2(a)(12) of the Securities Act), or a person receiving a selling concession, fee or other remuneration will be required to send a confirmation or other notice to the purchaser stating that the purchaser is subject to the same restrictions on offers and sales that apply to a distributor.

Pursuant to AgCert's memorandum and articles of association, AgCert will be required to refuse to register any transfer of the Placing Shares not made in accordance with the provisions of

Regulation S, pursuant to registration under the Securities Act, or pursuant to an available exemption from registration. Each purchaser of Placing Shares offered hereby in reliance on Regulation S will be deemed to have represented and agreed as follows:

(1) the purchaser is not a US Person and is not acting for the account or benefit of a US Person (other than a distributor);

(2) the purchaser understands that the Placing Shares have not been registered under the Securities Act and may not be offered, resold, pledged or otherwise transferred by such purchaser except: (a) (i) in an offshore transaction meeting the requirements of Regulation S (including Rule 903 or Rule 904 thereof), (ii) pursuant to an effective registration statement under the Securities Act, or (iii) pursuant to an available exemption from the registration requirements of the Securities Act; and (b) in accordance with all applicable securities laws of the states of the US and other jurisdictions;

(3) the purchaser understands and agrees that, if in the future it decides to resell, pledge or otherwise transfer any Placing Shares or any beneficial interests in any Placing Shares prior to the date which is one year after the later of (1) the date when the Placing Shares are first offered to persons (other than distributors) pursuant to Regulation S and (2) the date of closing of the Placing, it will do so only outside the United States in an offshore transaction in compliance with Regulation S (including Rule 903 or Rule 904 thereof) under the Securities Act, pursuant to an effective registration statement under the Securities Act or pursuant to an available exemption from the registration requirements of the Securities Act and in each of such cases in accordance with any applicable securities law of any states of the United States and other jurisdictions;

(4) the purchaser agrees to, and each subsequent holder is required to, notify any purchaser of the Placing Shares from it of the resale restrictions referred to in paragraphs (2) and (3) above, if then applicable;

(5) the purchaser acknowledges that, prior to any proposed transfer of Placing Shares other than pursuant to an effective registration statement, the transferee of Placing Shares or any interest in any Placing Shares may be required to provide certifications and other documentation relating to the non-US Person status of such transferee;

(6) the purchaser acknowledges that AgCert, Code Securities, Hoare Govett, ABN AMRO Rothschild and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and warranties and agrees that if any such acknowledgement, representation or warranty deemed to have been made by virtue of its purchase of Placing Shares is no longer accurate, it shall promptly notify AgCert, Code Securities, Hoare Govett and ABN AMRO Rothschild; and

(7) the purchaser acknowledges that the Placing Shares will bear a restrictive legend as set forth above, unless AgCert determines otherwise in compliance with applicable law.

PRIOR TO INVESTING IN THE ORDINARY SHARES OR CONDUCTING ANY TRANSACTIONS IN THE ORDINARY SHARES, INVESTORS ARE ADVISED TO CONSULT PROFESSIONAL ADVISERS REGARDING THE ABOVE RESTRICTIONS ON TRANSFER AND OTHER RESTRICTIONS REFERRED TO IN THIS DOCUMENT.

In this document, a "US Person" means:

(i) any natural person resident in, or a citizen of, the United States;

(ii) any partnership or corporation organised or incorporated under the laws of the United States;

(iii) any estate of which any executor or administrator is a US Person;

(iv) any trust of which any trustee is a US Person;

(v) any agency or branch of a foreign entity located in the United States;

(vi) any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a US Person;

(vii) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organised, incorporated, or (if an individual) resident in the United States; and

(viii) any partnership or corporation if:

(a) organised or incorporated under the laws of any foreign jurisdiction; and

(b) formed by a US Person principally for the purpose of investing in securities not registered under the Securities Act, unless it is organised or incorporated, and owned, by accredited investors (as defined in Rule 501 (a) under the Securities Act) who are not natural persons, estates or trusts.

This document does not constitute an offer of, or a solicitation of an offer to buy, any shares by or on behalf of AgCert, Code Securities, Hoare Govett or ABN AMRO Rothschild, in any jurisdiction or in any circumstances where it is not authorised or lawful to make such an offer or solicitation.

The distribution of this document and the Placing Shares may be restricted by law in certain jurisdictions. Persons into whose possession this document comes are required by AgCert, Code Securities, Hoare Govett and ABN AMRO Rothschild to inform themselves about any such restrictions and to observe any such restrictions. In particular, this document should not be distributed to persons with addresses in the United States, Canada, Australia, South Africa or Japan, or to citizens of such countries, or to any corporation, partnership or other entity created or organised under laws of such countries. Any such distribution could result in a violation of United States, Canadian, Australian, South African or Japanese laws.

These restrictions will not affect the dealings of the Company's Ordinary Shares on an open and proper basis.

PART VIII

Additional Information

1. Directors' responsibility

(a) The Directors of the Company, whose names appear on page 4 of this document, accept responsibility for all the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

(b) The business address of each of the Directors is 3 Ballymount Trading Estate, Suite 200, Ballymount, Dublin 12, Ireland. Their respective functions are shown on page 4 of this document.

2. The Company

(a) The Company was incorporated in Ireland under the Acts on 8 December 2004 as a private company limited by shares with the name of AgCert International Limited and registered in Ireland with registered number 394943.

(b) On 18 May 2005 the Company was re-registered as a public limited company under the Acts and its name was changed to AgCert International plc.

(c) The Company's registered office is at 30 Herbert Street, Dublin 2, Ireland.

(d) The Company's head office is 3 Ballymount Trading Estate, Suite 200, Ballymount, Dublin 12, Ireland.

(e) The Company acquired the assets and undertakings of AgCert International LLC and AgCert Canada on 1 January 2005 and 4 April 2005, respectively. Further details of the agreements entered into by the Company are described in paragraph 11 (Material contracts).

3. Subsidiary undertakings

The Company has the following subsidiary undertakings, each of which is directly or indirectly wholly-owned:

(a) *AgCert Mexico*

AgCert Mexico is incorporated in Ciudad Juárez, State of Chihauhau, Mexico as a Sociedad de Responsibilidad Limitada. It has an issued share capital of $3,000 Mex. cy. of which 100 *per cent* is beneficially owned by the Company. 99 *per cent* of the share capital is registered in the name of the Company with 1 *per cent* being registered in the name of AgCert Canada Holding. The registered office of AgCert Mexico is Paso Triunfo de la Republica No. 3304, Partido Escobedo.

(b) *AgCert Brazil*

AgCert Brazil is incorporated in Brazil as a Sociadade Limidad. It has equity quotas of R$10,000 of which 100 *per cent* is beneficially owned by the Company. 99.98 *per cent* of the share capital is registered in the name of the Company with 0.02 *per cent* being registered in the name of ACIII. It is expected that the 0.02 *per cent* registered in the name of ACIII will be transferred to AgCert Canada Holding in due course. The registered office of AgCert Brazil is Avenida Netuno 29, Quadra 1, Lote 11 Alphaville C AL, Santana de Parmiba, São Paolo, Brazil.

(c) *AgCert USA*

AgCert USA is incorporated in Delaware, USA as a corporation. It has an authorised share capital of 100,000 shares of common stock, par value of $0.01. AgCert USA has 1,000 shares of common stock issued and outstanding, 100 *per cent* of which was issued to the Company for the consideration of $1,000. The registered office of AgCert USA is Corporation Trust Company, Corporation Trust Centre, 1209 Orange Street, Wilmington, New Castle, DE 19801 USA.

(d) *AgCert Canada Holding*

AgCert Canada Holding is incorporated in Ireland as a private company limited by shares. It has an authorised share capital of €300,000 divided into 30,000,000 ordinary shares of €0.01 each of which 1,000 ordinary shares have been issued. AgCert Canada Holding is wholly owned by the Company. The registered office of AgCert Canada Holding is 30 Herbert Street, Dublin 2, Ireland.

(e) *AgCert Canada*

AgCert Canada is incorporated in Nova Scotia, Canada as a Nova Scotia Unlimited Liability Company. It was registered as an extra-provincial incorporation in Alberta on 7 April 2003. It has an issued share capital of 100,000 shares without nominal or par value, which is wholly owned by AgCert Canada Holding. The registered office of AgCert Canada is at Suite 900, 1959 Upper Water Street, PO Box 997, Halifax, Nova Scotia, B3J 2X2.

The principal fields of activity for each of AgCert Mexico, AgCert Brazil and AgCert Canada are the construction of Biodigesters, the collection and monitoring of data, the aggregation of suppliers and dealing with any local issues which arise. AgCert Canada also acts as a sales agent for the Canadian market. The principal fields of activity of AgCert USA are the provision of management services, operations support and IT support, the ownership of the Group's USA intellectual property, the registration of the Group's USA patents and data warehousing. The principal field of activity for AgCert Canada Holding is to act as a holding company for AgCert Canada and as a nominee shareholder for other AgCert subsidiaries.

The issued share capital of each subsidiary undertaking comprises ordinary shares and each of such shares is fully paid.

4. Share capital

(a) The authorised share capital of the Company on incorporation was €300,000 divided into 30,000,000 ordinary shares of €0.01 each. 1,000,000 of these shares were issued on incorporation, fully paid without a premium, of which 500,000 were issued to each of the two subscribers to the Memorandum of Association of the Company, being ACIII and XL TechGroup.

(b) Pursuant to an agreement made between ACIII, XL TechGroup and AgCert International LLC on 9 December 2004, ACIII and XL TechGroup each sold 7.5 *per cent* of the entire issued share capital of the Company representing in aggregate 150,000 ordinary shares of €0.01 each to AgCert International LLC.

(c) On 27 April 2005, ACIII and XL TechGroup each transferred 7,880 ordinary shares of €0.01 each of the capital of the Company to AgCert International LLC.

(d) By a special resolution passed on 29 April 2005, the Company resolved that:

(i) each of the existing issued and unissued ordinary shares of €0.01 each be divided into 100 Ordinary Shares;

(ii) the authorised shared capital of the Company be increased to €301,000 by the creation of 10,000,000 Preferred Shares;

(iii) the Directors be and they are generally and unconditionally authorised pursuant to and in accordance with the provisions of section 20 of the 1983 Act, to exercise all the powers of the Company to allot relevant securities (within the meaning of section 20 of the 1983 Act) up to an amount equal to the authorised but as yet unissued share capital of the Company and, pursuant to such authority:

(A) to constitute the Series C Notes by the execution of the Series C Loan Note Instrument and to issue to IFC and Antipodean LLC up to an aggregate nominal amount of €8,376,450 of Series C Notes having attached thereto the right on the part of the holders thereof, *inter alia*, to convert such Series C Notes into Ordinary Shares, and to make the allotments on conversion of such Series C Notes;

(B) to allot the Preferred Shares up to an aggregate nominal amount of €62.0478; and

(C) to grant the option to IFC and Antipodean LLC pursuant to clause 4.09 of the Shareholders Agreement to subscribe for Ordinary Shares (further details of which are set out in paragraph 11.1 of this Part VIII), and to make the allotments pursuant thereto,

provided that this authority shall expire five years from the date of the passing of the resolution unless previously renewed, varied or revoked by the Company save that the Directors may allot relevant securities, notwithstanding that this authority has expired, if the relevant securities are allotted in pursuance of an offer or agreement made by the Company before the authority expired; and

(iv) the Directors be and they are empowered, pursuant to section 24 of the 1983 Act, to allot and issue equity securities pursuant to sub-paragraph (iii) above as if section 23 (1) of the 1983 Act did not apply to such allotment and issue.

(e) On 29 April 2005, the Company entered into a subscription agreement (the "Subscription Agreement") with, amongst others, IFC and Antipodean LLC. Pursuant to the Subscription Agreement, the Company agreed to issue to IFC 7,755,972 Preferred Shares and €7,755,972 in nominal value of Series C Notes. Interest is payable on the Series C Notes at the rate of 8 *per cent* per annum. Upon Admission, the Preferred Shares will be redeemed at par and cancelled, and the Series C Notes will automatically be converted into 9,359,010 Ordinary Shares representing 6.1 *per cent* of the share capital of the Company on Admission.

(f) Pursuant to the Subscription Agreement, the Company agreed to issue to Antipodean LLC 620,478 Preferred Shares and €620,478 in nominal value of Series C Notes in compensation for services rendered to the Company by Antipodean LLC having a value of €620,541. Upon Admission, the Preferred Shares will be redeemed at par and cancelled, and the Series C Notes will automatically be converted into 748,646 Ordinary Shares, representing 0.5 *per cent* of the entire issued shared capital of the Company on Admission.

(g) By a special resolution passed on 4 May 2005, the Company resolved that pursuant to the authority granted to the Directors under paragraph (d) above to exercise all the powers of the Company to allot relevant securities (within the meaning of section 20 of the Companies (Amendment) Act 1983) up to an amount equal to the authorised but as yet unissued share capital of the Company, the Directors be authorised to allot the Preferred Shares up to an aggregate nominal amount of €837.645.

(h) By resolutions passed on 2 June 2005, conditional upon Admission it was resolved that:

(i) without prejudice to any authorisations and powers previously conferred on the Directors under sections 20 and 24 of the Companies (Amendment) Act 1983 (the "1983 Act") in relation to (a) the constitution of the Series C variable rate redeemable unsecured convertible loan notes of the Company and allotments of Ordinary Shares of 0.01 cents ("Ordinary Shares") in the capital of the Company on conversion of those loan notes and (b) in respect of the option granted by the Company to International Finance Corporation and Antipodean Partners, LLC to subscribe for Ordinary Shares pursuant to clause 4.09 of the Shareholders' Agreement between the Company, AgCert International, LLC, XL TechGroup, Inc., Andlinger Capital III LLC, Antipodean Partners, LLC and International Finance Corporation but otherwise in substitution for all existing authorities, the Directors be generally and unconditionally authorised in accordance with section 20 of the 1983 Act to allot relevant securities (as defined in section 20(10) of the 1983 Act) up to an aggregate nominal amount of €9,461.76 and, pursuant to such authority, to allot equity securities (as defined in section 23(13) of the 1983 Act) in connection with (i) the placing of 43,436,293 Ordinary Shares in the capital of the Company pursuant to a placing agreement dated 3 June 2005 between the Company (1), the directors of the Company (2), XL TechGroup, Inc. (3), Andlinger Capital III LLC (4), Code Securities Limited (5), Hoare Govett Limited (6) and ABN AMRO Rothschild (7), (ii) in respect of offers by way of rights (including open offers) and (iii) otherwise for cash up to an aggregate nominal amount of €767.72, such authority to expire at the conclusion of the annual general meeting of the Company to be held in 2006;

(ii) the Directors be empowered pursuant to section 24 of the 1983 Act to issue equity securities, pursuant to the authority granted by resolution 1 above, as if section 23(1) of the 1983 Act did not apply to such allotment;

(iii) the 8,376,450 Series A Redeemable Non-Convertible Shares of 0.01 cents each ("Series A Shares") in the issued share capital of the Company be and are hereby redeemed at nominal value pursuant to section 207(d)(ii) of the Companies Act 1990 out of the proceeds of an issue of shares made pursuant to the authority granted at resolution 1 above and immediately upon such redemption be cancelled pursuant to section 208 of the Companies Act 1990 and the issued share capital be reduced by the nominal value of the Series A Shares so redeemed and cancelled;

(iv) all the Series A Shares comprising that part of the unissued share capital of the Company which, at the date of the passing of this resolution have not been taken or agreed to be taken by any person, be and are hereby cancelled pursuant to section 68(1)(e) of the Companies Act 1963 with immediate effect and the authorised share capital of the Company be and is hereby diminished by the amount of the Series A Shares so cancelled;

(v) the Articles be adopted; and

(vi) the Share Plan be adopted.

(i) The following table shows the authorised and issued share capital of the Company as at the date of this document and on Admission:

AT THE DATE OF THIS DOCUMENT

Authorised			*Issued and Fully Paid*	
Number	*Amount*		*Number*	*Amount*
10,000,000	€1,000	Preferred Shares	8,376,450	€838
3,000,000,000	€300,000	Ordinary Shares	100,000,000	€10,000

ON ADMISSION

Authorised			*Issued and Fully Paid**	
Number	*Amount*		*Number*	*Amount*
3,000,000,000	€300,000	Ordinary Shares	153,543,949	€15,354.39

*The Series C Notes convert into Ordinary Shares on Admission.

(j) All existing Ordinary Shares and the Placing Shares will be in certificated form and will not be eligible for settlement within CREST upon Admission.

(k) The provisions of section 23(1) of the 1983 Act which, to the extent not disapplied pursuant to section 24 of the 1983 Act, confer on shareholders rights of pre-emption in respect of the allotment of equity securities which are, or are to be, paid up in cash, apply to the authorised but unissued share capital of the Company, except to the extent disapplied by the resolutions referred to in paragraph 4(h)) above.

(l) Save as disclosed in this paragraph 4 (Share capital) and paragraph 11 (Material contracts) of this Part VIII within the five years immediately preceding the date of this document:

(i) there has been no change in the amount of the issued share or loan capital of the Company and no material change in the amount of the issued share or loan capital of any of its subsidiaries other than intra-group issues by wholly-owned subsidiaries and pro rata issues by partly owned subsidiaries; and

(ii) no commissions, discounts, brokerages or other special terms have been granted by the Company or any of its subsidiaries in connection with the issue or sale of any share capital of the Company or any of its subsidiaries.

(m) Save for the options held by IFC and Antipodean LLC to subscribe for in aggregate 2,021,544 Ordinary Shares at the Placing Price described in paragraph 11 (Material contracts) of this Part VIII no share or loan capital of the Company or any subsidiary is under option or has been agreed conditionally or unconditionally to be put under option.

(n) In so far as it known to the Company the following persons other than the Directors whose interests are set out in paragraph 7 (Directors' and other interests) of this Part VIII shares will on Admission be interested, directly or indirectly, in three *per cent* or more of the issued share capital of the Company:

	Immediately prior to Admission		*On Admission*	
	Number of Ordinary Shares	*Percentage of issued Ordinary Share capital*	*Number of Ordinary Shares*	*Percentage of issued Ordinary Share capital*
ACIII	41,712,000	41.7	41,712,000	27.2
XL TechGroup	41,712,000	41.7	41,712,000	27.2
AgCert International LLC	16,576,000	16.5	16,576,000	10.8
IFC	—	—	9,359,010	6.1

Save as set out above and in paragraph 7, the Company is not aware of any person who will be interested, directly or indirectly, in three *per cent* or more of the issued share capital of the Company immediately following Admission.

(o) AgCert International LLC holds 16,576,000 Ordinary Shares. Certain employees of the Group who are unit holders in AgCert International LLC, including but not limited to Alan Tank, Paul D'Alton and all members of senior management as well as a number of warrantholders of AgCert International LLC who elect to exercise such warrants, have the right, exercisable beginning 30 June 2006, to call for the distribution to them of Ordinary Shares in satisfaction of the redemption of the units they hold in AgCert International LLC.

5. Memorandum and Articles of Association

The Memorandum of Association of the Company provides that the Company's principal object is to carry on the business of the acquisition, owning and sale of environmental benefits including GHG emission reductions and allowances. The objects of the Company are set out fully in Clause 3 of the Memorandum of Association of the Company which is available for inspection at the address specified in paragraph 16 below.

The Articles which will become effective on Admission (at which time the Preferred Shares will be redeemed at par and cancelled) will contain provisions, inter alia, to the following effect:

(a) *Voting*

Votes of members at a general meeting may be given either personally or by proxy. Subject to any rights or restrictions as to voting attached to any class of shares and subject to any suspension at any general meeting:

(i) on a show of hands every member who is present in person and every person present who is the duly authorised representative of one or more corporations shall have one vote; and

(ii) on a poll every member who is present in person or by proxy has one vote for every share of which he is the holder.

A member is not entitled to vote if any calls or other monies due in respect of his shares remain unpaid and a shareholder may be disenfranchised where he, or a person appearing to be interested in shares, fails to comply with a notice from the Company requiring him to indicate the capacity in which he holds such shares or any interest in them.

(b) *Dividends and distributions*

Subject to the provision of the Acts, dividends may be declared by ordinary resolution but shall in no event exceed the amount recommended by the directors.

Subject to the rights of persons (if any) entitled to shares with special dividend rights, all dividends will be paid according to the amounts paid up (other than amounts paid up in advance) on the shares in respect of which the dividend is paid.

Subject to the provisions of the Acts, the Board may from time to time pay to the members such interim dividends as appear to it to be justified by the profits of the Company. If any member or any other person appearing to be interested in shares held by that member representing 0.25 *per cent* or more of the class of shares concerned shall be in default in supplying to the Company any information required by any notice given pursuant to the Articles, the directors may by notice to such member direct that any dividend (or any part thereof) or other monies payable on such shares shall be retained by the Company and that any right to receive any additional shares in the Company in lieu of any dividends in accordance with the Articles shall be of no effect.

For so long as the Company has one class of shares, on a liquidation of the Company the holders of shares are entitled pari passu amongst themselves in proportion to their shareholdings and to the amounts paid up or credited as paid up on their shares to share in any surplus assets of the Company.

(c) *Unclaimed dividends*

Any dividends, interest or other sums payable which remains unclaimed for one year after having been declared may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed. If the Directors so resolve, any dividend which is still unclaimed twelve years after having become due for payment shall be forfeited and shall cease to remain owing by the Company.

(d) *Untraced shareholders*

The Company shall be entitled to sell any shares at the best price reasonably obtainable in the Company of a member who is untraceable if:

(i) during a period of twelve years no cheque order or warrant addressed by the Company to the member or the person entitled to such shares by transmission through the post in a pre-paid letter addressed to the holder of such share at his address on the register or the last known address given by him has been cashed and no communication has been received by the Company from the holder or the person entitled by transmission (provided that during such twelve year period at least three dividends shall have become payable in respect of such share);

(ii) the Company has, after the expiration of the said period of twelve years, given notice of its intention to sell such share by advertisement in a leading daily newspaper with a national circulation in Ireland and in a newspaper circulating in the area in which the address of the holder of such share is located;

(iii) the Company has informed the London Stock Exchange of its intention to sell such share(s); and

(iv) the Company has not, during the further period of three months after the date of the advertisement and prior to the exercise of the power of sale, received any communication from the holder of such share.

(e) *Variation of rights*

If at any time the capital of the Company is divided into different classes of shares, all or any of the rights or privileges attached to any class of share may be varied or abrogated in such manner (if any), with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

(f) *Alteration of capital*

The Company may by ordinary resolution:

(i) increase its share capital;

(ii) consolidate and divide all or any of its share capital into shares of larger amounts;

(iii) subject to the provisions of the Acts, sub-divide its shares or any of them into shares of smaller amounts; or

(iv) cancel any shares which have not been taken or agreed to be taken by any person and reduce the amount of its authorised share capital by the amount of shares so cancelled.

The Company may by special resolution reduce its share capital or any capital redemption reserve or share premium account in any manner and with and subject to any conditions, authorities and consents required by law.

(g) *Transfer of shares*

All transfers of certificated shares shall be effected by instrument in writing, in any usual or common form or in any other form acceptable to the directors and shall be signed by or on behalf of the transferor and, if the share is partly paid, by the transferee. Uncertificated shares are permitted and may be transferred in accordance with the Companies Act 1990 (Uncertified Securities Regulations 1996) and the facilities and requirements of the relevant scheme concerned. The instrument of any certificated share transferred shall be executed by or on behalf of the transferor and in cases where the share is not fully paid by or on behalf of the transferee. The Directors may, in their absolute discretion and without assigning any reason therefor, decline to register any transfer of a partly-paid share (provided that in the case of partly-paid shares which are listed or dealt in on any regulated market of the London Stock Exchange the Directors shall not exercise that discretion in such a way as to prevent dealings in such shares from taking place on an open and proper basis). The Directors shall decline to register the transfer of any certificated share where it appears to the Directors that the transfer is not made in accordance with the provisions of Regulation S under the United States Securities Act 1933 as amended ("US Securities Act"), pursuant to registration under the US Securities Act, or pursuant to an available exemption from registration.

The Directors may also decline to register any instrument of transfer of any certificated shares unless: (i) it is lodged at the registered office of the Company or at such other place as the Directors may appoint and is accompanied by the certificate of shares to which it relates and such other evidence as the Directors may reasonably require to prove the title of the transferor; (ii) it is in respect of one class of share only; and (iii) it is in favour of not more than four persons jointly. The Directors may refuse to register a transfer of uncertificated shares only in such circumstances as may be permitted or required by the aforesaid Regulations or where the transfer is in favour of more than four persons jointly. The registration of transfers of shares may be suspended at such times and for such periods (not exceeding 30 days in each year) as the Directors may determine (but subject to provisions of the aforesaid Regulations).

(h) *Directors*

(i) The aggregate ordinary remuneration of the Directors (excluding remuneration for additional executive or non-executive office) shall not exceed in aggregate €500,000 per annum or such other figure as may be determined from time to time by ordinary resolution. The Directors are also entitled to be repaid all travelling, hotel and other expenses necessarily incurred by them in or about the performance of their duties as directors. The Board may also grant additional special remuneration to any Director who, being called upon, performs any special duties outside his ordinary duties as a Director.

(ii) A Director shall not be disqualified from his office by contracting with the Company, nor is any contract or arrangement entered into on behalf of the Company in which any Director is any way interested liable to be avoided, nor is any director so contracting or being so interested liable to account to the Company for the profit realised thereby, but the nature of his interest must be declared by the director at a meeting of the board.

(iii) Save as provided below, a Director may not vote in respect of any contract or arrangement or any other proposal in which he has any material interest otherwise than by virtue of his interest in shares or debentures or other securities of or otherwise in or through the Company. A Director will not be counted in the quorum for a meeting in relation to any resolution on which he is debarred from voting.

(iv) A Director shall (in the absence of a material interest other than those indicated below) be entitled to vote (and be counted in a quorum) in respect of any resolution concerning any of the following matters:

(aa) the giving of any security, guarantee or indemnity to him in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of the Company or any of its subsidiaries;

(bb) the giving of any security, guarantee or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(cc) any proposal concerning an offer of shares or debentures or other securities in or by the Company or any of its subsidiaries for subscription or purchase in which offer he is or is to be interested as a participant in the underwriting or sub-underwriting thereof;

(dd) any proposal concerning any other company in which he (together with any persons connected with him as defined below) does not to his knowledge have an interest (as that term issued in Chapter 2 of Part IV of the Companies Act, 1990 (the "1990 Act") in 1 *per cent* or more of any class of share capital of such company or of the voting rights available to the members of the relevant company;

(ee) any proposal relating to any arrangement for the benefit of employees of the Company or any of its subsidiary undertakings which does not award him any privilege or benefit not generally awarded to the employees to which such arrangement relates; or

(ff) any proposal concerning the giving to any Director of any indemnity or the discharge of the cost of any insurance which the Company proposes to maintain or purchase for the benefit of any Director.

For the purposes of the above provisions, section 26 of the 1990 Act shall apply for the purposes of determining whether a person is connected with a Director except that in subparagraph (dd) above a person who is a parent, brother, sister or child (not being a minor child) of a Director shall not by virtue only of that relationship be deemed to be connected with the Director.

(v) There is no requirement for directors to hold qualification shares.

(vi) A Director shall not be required to retire at any time on account of age.

(i) *Borrowing powers*

The Directors may exercise all the powers of the Company to borrow or raise money and to mortgage or charge its undertaking, property, assets and uncalled capital or any part thereof and, subject to Part III of the 1983 Act, to issue debentures, debenture stock and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party, up to an amount equal to the greater of 4 times the net asset value of the Company and €280 million (or such increased amount as is sanctioned by shareholders in general meeting).

(j) *Winding up*

If the Company should be wound up in circumstances where the assets available for distribution among the members is insufficient to repay the whole of the paid up share capital, then such assets will be distributed so that the members bear the losses in

proportion to their paid up share capital. If the Company should be wound up in circumstances where the assets available for distribution among the members is more than sufficient to repay the whole of the paid up share capital, then the excess will be distributed among the members in proportion to their paid up share capital.

6. Premises

The following are the principal establishments owned or leased or used by the Group:

Premises	*Tenure*	*Start date*	*Tenancy or Licence expiry date*	*Rent per annum*
3, Ballymount Trading Estate, Dublin	licencee	15.12.2004	Terminable by either party on 3 months' notice	€4,200
1901 South Harbor City Boulevard, Suite 300, Melbourne, Florida	licencee	01.10.2003	Terminable by either party on 60 days' notice	$84,000
Av Homero 1840-1405 Colonia Chapultepec Morales, Mexico, Distrito Federal CP 11570	tenant	01.05.2005	31.04.2006	187,704 Pesos
No 112,11 andar, Edificio Corporate Plaza, Rua Alexandre Dumas, 2100, Chacara Santo Antonio, Sao Paulo	tenant	04.05.2005	03.05.2008	R$132,000
Manulife Place, Suite #1000, 10180-101 Street, Edmonton, Alberta T5J 3S4	tenant	01.06.2004	31.05.2006	Can$2,100

7. Directors' and other Interests

(a) The interests as at 2 June 2005 (the latest practicable date before publication of this document), which (i) have been notified in writing by each Director to the Company pursuant to section 53 or section 64 of the 1990 Act, (ii) are required pursuant to section 59 of the 1990 Act to be entered in the register referred to therein, or (iii) are interests of a person 'connected with' a director which would, if the person connected with the Director were a Director, be required to be disclosed under (i) or registered under (ii) above, and the existence of which is known to or could with reasonable diligence be ascertained by that Director, all of which are beneficial, except as stated below, were, and are expected to be on Admission, as follows:

	Immmediately prior to Admission		*On Admission*	
Director	*Number of Ordinary Shares*	*Percentage of issued Ordinary Share capital*	*Number of Ordinary Shares*	*Percentage of issued Ordinary Share capital*
Merrick Andlinger[1]	41,712,000	41.71	41,712,000	27.17
Gregory Haskell	—	—	—	—
Sir Robert Malpas	—	—	50,000	0.03
Peter Murray	—	—	53,571	0.03
Dr Franz Fischler	—	—	—	—
Paul D'Alton	648,704	0.65	677,275	0.44
Alan Tank	2,756,990	2.76	2,756,990	1.80

1 Mr Andlinger's interest in Ordinary Shares is by virtue of his interest in ACIII

(b) No share options have been granted to the Directors.

(c) Save as set out immediately below, or as disclosed elsewhere in this document, no directorships of any company, other than the Company or subsidiary companies, have been held or occupied over the previous five years by any of the Directors or senior managers, nor over that period has any of the Directors or senior managers been a partner in a partnership:

Director	*Current Directorships*	*Previous Directorships*
Alan Tank	Sheridan School AgCert International LLC	National Pork Producers Council Environmental Management Solutions LLC American Pork Export Trading Company
Gregory Haskell	AgCert International LLC XL TechGroup, Inc.	Assettrade.com, Inc. Axcess, Inc. Computerjobs.com, Inc. CyberCrop.com, Inc. e-Chemicals, Inc. Paperexchange.com, Inc. Presideo, Inc. XL Vision, Inc. XL TechGroup PLC XL TechGroup LP XL TechGroup Founders LLC XL TechGroup GP LLC
Paul D'Alton	Bank of Ireland Life Holdings PLC Comhforbairt (Gaillmh) Teoranta (t/a Aer Arann Express) Irish Takeover Panel Lifetime Holdings Limited New Star Global Investment Funds PLC New Star Investment Funds (Ireland) Limited Ranelagh Consultants Limited	Advanced Environmental Solutions (Ireland) Limited Bank of Ireland UK Holdings PLC BIAM Holdings BOI Insurance Limited EuroConex Technologies Limited IBI Interfunding Company J&E Davy Holdings Limited Josiah Wedgwood & Sons Limited Lartington Limited Laurus Limited Lifetime Assurance Company Limited New Ireland Holdings PLC Riverdeep Group PLC Rosenthal AG SEI Global Assets Fund PLC SEI Global Investment Fund PLC SEI Global Master Fund PLC SEI Investments Global Fund Services Limited SEI Investments Global Limited Systems 2001 Asset Trust Ireland Finance PLC The Governor and Company of the Bank of Ireland The Investment Bank of Ireland Limited Waterford Crystal Limited Waterford Wedgwood GmbH Waterford Wedgwood PLC Waterford Wedgwood UK PLC
Merrick Andlinger	AgCert International LLC CyberAlert Inc. Xanalys Inc. The Montclair Kimberley Academy O'Brian & Gere Limited	Pure Energy Corporation Proterion Corporation Montclair Art Museum

Director	*Current Directorships*	*Previous Directorships*
Sir Robert Malpas	Evolution plc ENAGAS Spain Ferghana plc	Baring Brothers Ferghana Partners plc Repsol SA
Peter Murray	Argyle Asset Management Ltd BNP Paribas Asset Management (Ireland) Limited The Bridge Project Crescent Global Investment Fund (Ireland) PLC DFD Select Group Management (Ireland) Limited DFD Swan Fund of Funds PLC Robert J Goff & Co plc H&K Dublin Ltd H&K Europe Ltd H&K International Inc. H&K Rugby Ltd H&K Services Ltd IDMoS plc Information Mosaic Limited io Asset Management (Dublin) Limited The Irish Youth Foundation Jack & Jill Foundation Limited Northern Trust Global Funds PLC Oasis Global Investment Fund (Ireland) PLC Sanlam Ireland Limited SelectHedge Diversified Umbrella Fund PLC SPREFS UK Commercial Property Fund PLC Systems Solutions Limited	Anglo Irish Bank Corporation plc EiRx Therapeutics Ltd eWare Limited Gensec Bank Holdings B.V. Gensec Dublin Limited Gensec Ireland Limited Goffs Bloodstock Sales Ltd Monaghan Middlebrook Mushrooms Limited Pleroma Ltd Newport Capital Group Ltd TASC Administration (Dublin) Limited

Senior Manager	*Current Directorships*	*Previous Directorships*
John McMorris	None	None
Todd Jones	None	Semtor, Inc.
Shayne Reeb	None	Prescott Consulting Inc. Semtor, Inc.
George Bolton	None	None
Mathias Huber	None	DSM Nutritional Products, Brazil Roche Vitamins Brazil Ltd Hoffman La Roche Limited
Hernan Mateus	None	Bionatur SA O'Brien & Gere de Mexico SA
Len Eddy	None	WholeFarm Company Ltd
Alan Bishop	None	None

(d) Save as disclosed in (vii) to (xii) below, no Director or senior manager:

(i) has any unspent convictions in relation to indictable offences; or

(ii) has been bankrupt or the subject of an individual voluntary arrangement, or has had a receiver appointed to any asset of such Director or senior manager; or

(iii) has been a director of any company which, while he was a director or within 12 months after he ceased to be a director, had a receiver appointed or went into compulsory liquidation, creditors voluntary liquidation, administration or company voluntary arrangement, or made any composition or arrangement with its creditors generally or with any class of its creditors; or

(iv) has been a partner of any partnership which, while he was a partner or within 12 months after he ceased to be a partner, went into compulsory liquidation, administration or partnership voluntary arrangement, or had a receiver appointed to any asset; or

(v) has had any public criticism by statutory or regulatory authorities (including designated professional bodies); or

(vi) has been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

(vii) Merrick Andlinger was a director of Proterion Corporation (an Andlinger investee company) until autumn of 2004 when he resigned, shortly thereafter the board of directors decided that the company should make an assignment of its assets for the benefit of creditors. The assignee conducted an auction of the company's assets and intends to make payments to the creditors as authorised by the court supervising the process. The court will determine the company's ultimate disposition, but it will most likely be dissolved. As at the date of this document the deficit to creditors is unknown as the process is ongoing;

(viii) Gregory Haskell was a director of CyberCrop.com, Inc. until 2000. In 2000 CyberCrop.com, Inc. entered into voluntary proceedings pursuant to Chapter 7 of the US Bankruptcy Code. CyberCrop.com no longer trades;

(ix) Gregory Haskell was a director of Presideo, Inc. from 1997 until 1998. In 2000, Presideo, Inc. entered into voluntary proceedings pursuant to Chapter 11 of the US Bankruptcy Code. Presideo, Inc. was purchased out of Chapter 11 by Computer Consultants Merchants, Inc. and trades under the name TrustedSpace;

(x) on 18 June 2004, Gregory Haskell was appointed as a director of XL TechGroup PLC. XL TechGroup PLC has not traded and, following a meeting of XL TechGroup PLC on 20 September 2004 it was resolved that XL TechGroup PLC be struck off the Register of Companies in England and Wales;

(xi) John McMorris was the owner of a residential property in Merrimack New Hampshire, the mortgage over which was forclosed by the lender in 1990 following the failure of Mr McMorris' tenants to pay rent and the bankruptcy of Mr McMorris' employer leading to his redundancy; and

(xii) Todd Jones and Shayne Reeb were directors of Semtor, Inc until January 2001 when it was acquired by iReality Group Limited. They remained employed there until February 2002 and June 2002 respectively. In October 2002, iReality Group USA, a subsidiary of iReality Group filed for voluntary dissolution.

(e) The business address of all the senior managers is 1901 Harbor City Blvd., Suite 400, Melbourne, FL, USA 32901 save for Mathias Huber whose business address is No 112, 11 andar, Edificio Corporate Plaza, Rua Alexandre Dumas, 2100, Chacara Santo Antonio, Sao Paulo; Len Eddy whose business address is Suite 1000, 10180-101 Street, Edmonton, Alberta, Canada T5J 3S4; and Hernan Mateus whose business address is Av Homero 1804-1405, Colonia Chapultepec Morales, Mexico, Distrito Federal, CP 11570.

(f) No Director has or has had any interest in any transaction which is or was unusual in its nature or conditions or significant to the business of the Group and was effected during the current or immediately preceding financial year or effected during any earlier financial year and which remains outstanding and unperformed.

Companies Registration Office

Annual Return
Sections 125, 127, 128 Companies Act 1963
Section 7 Companies (Amendment) Act 1986
Section 26 Electoral Act 1997
Section 43, 44 Companies (Amendment)(No. 2) Act 1999
Section 249A Companies Act 1990 (inserted by section 107 Company Law Enforcement Act 2001)
Companies Act 1990 (Form and Content of Documents Delivered to the Registrar) Regulations 2002

FEE PAID IN FULL | RECEIPT No.
15 JUL 2005 4 3 1 4710
COMPANIES REGISTRATION OFFICE

CRO receipt date stamp

Companies Acts 1963 to 2003

B1

Tick box if bond is attached ☐ *note sixteen*

Company number: 394943

Please complete using black typescript or BOLD CAPITALS, referring to explanatory notes

Company name *in full*: AGCERT INTERNATIONAL PUBLIC LIMITED COMPANY

Return made up to *note one*: Day 08 Month 06 Year 2005

If the return is made up to a date earlier than the existing ARD, do you wish to retain the anniversary of the existing ARD for next year? *note two* Yes ☐ No ☐

Financial year *note three*: From Day __ Month __ Year ____ To Day __ Month __ Year ____

The company is claiming the exemption from audit in respect of the financial year covered by the accounts attached to this return. ☐

Registered office *note four*:
30 HERBERT STREET,
DUBLIN 2,
IRELAND

Other addresses *note five*: Address | Register(s)/documents held at this address

COMPANIES REGISTRATION OFFICE
- 7 OCT 2005
RECEIVED

Secretary
Surname: D'ALTON — Former surname
Forename *note six*: PAUL MICHAEL — Former forename *note seven*
Residential address *note six*: ADARE, CARRICKBRENNAN ROAD, MONKSTOWN, CO. DUBLIN, IRELAND

Donations for political purposes *note eight*
Name of person or political party to whom donation was made: NONE
Value of donation:

C. [illegible]
- 6 JUL 2005

Presenter details
Person to whom queries can be addressed
Name: Matheson Ormsby Prentice
Address: 30 Herbert Street, Dublin 2, Ireland,
DX number: — DX exchange:
Telephone number: 01 619 9000 — Fax number: 01 619 9010
E-mail: — Reference number:

Authorised share capital

note nine

Total

€ 300,000.00 made up as follows:

Class	Number of shares	Nominal value per share
Ordinary, EURO, 0.0001	3,000,000,000	€ 0.00

Issued share capital
(insert nominal values)

Total

€ 635,895.39 made up as follows:

Paid up on shares issued for cash	€ 15,354.39	The sum of these figures must equal the total issued share captial
Considered paid on other shares	0.00	
Total calls unpaid	€ 620,541.00 (E)	
Total not yet called	€ 0.00 (F)	

Total standing to credit of Capital Conversion Reserve Fund *note ten* € 0.00

Shares issued

Consideration - all cash

Class	Number of shares	Total nominal value	Total premium paid	Total amount paid
ary, EURO, 0.0001	100,000,000	10,000.00	Nil	€ 10,000.00
Ordinary, EURO, 0.0001	10,107,656	1,010.77	21,022,913.71	€ 21,023,924.48
Ordinary, EURO, 0.0001	43,436,293	4,343.63	90,777,508.74	€ 90,781,852.37
Totals	153,543,949 (A)			€ 111,815,776.85 (C)

Consideration - not all cash

Class	Number of shares	Total nominal value	Total premium considered paid	Total amount considered paid
Totals	(B)			(D)

Totals

Total number of shares issued (A) + (B) 153,543,949

Total paid and unpaid and considered paid (C) + (D) + (E) + (F) € 112,436,317.85

This total must agree with the total number of shares held by existing members as stated in the List of past and present members section of the return.

Other share/ debenture ils

note eleven

Totals

Total amount of sums, if any paid by way of commission in respect of any shares or debentures :	49,643.28
Total amount allowed by way of discount in respect of any debentures since date of last return :	0.00
Total amount paid, if any, on shares forfeited :	0.00

List of past and present members

Persons holding shares on the date to which the annual return has been made up for 2005 (insert year) and of persons who have held shares therein at any time since the date of the last return, or in the case of the first return, the date of incorporation of the company. *note twelve*

☐ Tick box if the list of past and present members is submitted on CD.

notes six and thirteen

	Share class	Numbers held *note fourteen*	Number transferred & date *note fifteen*	Particulars of transferee *note fifteen*
Name MATSACK UK LIMITED	Ordinary, EURO,	0	08/06/2005	XL TECHGROUP, INC.
Address THIRD FLOOR	0.0001		1	
PINNACLE HOUSE				
23-26 ST. DUNSTANS HILL				
LONDON EC3 8HN				
UNITED KINGDOM				
Folio No. 7				
Name MATSACK NOMINEES UK	Ordinary, EURO,	0	08/06/2005	XL TECHGROUP, INC.
LIMITED	0.0001		1	
Address THIRD FLOOR				
PINNACLE HOUSE				
23-26 ST. DUNSTANS HILL				
LONDON, EC3 8HN				
UNITED KINGDOM				
Folio No. 6				
Name MATSACK NOMINEES LIMITED	Ordinary, EURO,	0	08/06/2005	XL TECHGROUP, INC.
Address 30 HERBERT STREET	0.0001		1	
DUBLIN 2				
IRELAND				
Folio No. 5				
Name MATSACK TRUST LIMITED	Ordinary, EURO,	0	08/06/2005	XL TECHGROUP, INC.
Address 30 HERBERT STREET	0.0001		1	
DUBLIN 2				
IRELAND				
Folio No. 4				
Name ANDLINGER CAPITAL III LLC	Ord €0.01, EURO,	0	18/04/2005	AGCERT INTERNATIONAL LLC
Address 105 HARBOR DRIVE	0.01		66,711	
SUITE 125			27/04/2005	AGCERT INTERNATIONAL LLC
STAMFORD			8,289	
CT 06902			27/04/2005	AGCERT INTERNATIONAL LLC
UNITED STATES OF AMERICA			7,880	
Folio No. 1			29/04/2005	Subdivided to Ordinary, EURO,
			417,120	0.0001
	Ordinary, EURO,	41,712,000		
	0.0001			

List of past and present members

Persons holding shares on the date to which the annual return has been made up for 2005 (insert year) and of persons who have held shares therein at any time since the date of the last return, or in the case of the first return, the date of incorporation of the company. *note twelve*

☐ Tick box if the list of past and present members is submitted on CD.

notes six and thirteen

	Share class	Numbers held *note fourteen*	Number transferred & date *note fifteen*	Particulars of transferee *note fifteen*
Name XL TECHGROUP, INC.	Ord €0.01, EURO,	0	18/04/2005	AGCERT INTERNATIONAL LLC
Address 1901 S. HARBOR CITY	0.01		66,711	
BOULEVARD			27/04/2005	AGCERT INTERNATIONAL LLC
SUITE 300			8,289	
MELBOURNE			27/04/2005	AGCERT INTERNATIONAL LLC
FL32901			7,880	
UNITED STATES OF AMERICA			29/04/2005	Subdivided to Ordinary, EURO,
Folio No. 2			417,120	0.0001
	Ordinary, EURO,	41,712,000	12/05/2005	MATSACK UK LIMITED
	0.0001		1	
			12/05/2005	MATSACK TRUST LIMITED
			1	
			12/05/2005	MATSACK NOMINEES LIMITED
			1	
			12/05/2005	MATSACK NOMINEES UK
			1	LIMITED
Name AGCERT INTERNATIONAL LLC	Ord €0.01, EURO,	0	29/04/2005	Subdivided to Ordinary, EURO,
Address 1901 SOUTH HARBOR CITY	0.01		165,760	0.0001
BOULEVARD	Ordinary, EURO,	16,576,000		
SUITE 300	0.0001			
MELBOURNE				
UNITED STATES OF AMERICA				
FL 32901				
Folio No. 3				
Name ANTIPODEAN PARTNERS LLC	Ordinary, EURO,	748,646		
Address 7 LAKEWOOD CIRCLE SOUTH	0.0001			
GREENWICH	SeriesARedNonCon,	0	08/06/2005	Redemption of shares
UNITED STATES OF AMERICA	EURO, 0.0001		620,478	
CT 06830				
Folio No. 9				
Name INTERNATIONAL FINANCE	Ordinary, EURO,	9,359,010		
CORPORATION	0.0001			
Address 2121 PENNSYLVANIA AVENUE,	SeriesARedNonCon,	0	08/06/2005	Redemption of shares
NW	EURO, 0.0001		7,755,972	
WASHINGTON DC				
UNITED STATES OF AMERICA				
20433				
Folio No. 8				

List of past and present members

Persons holding shares on the date to which the annual return has been made up for 2005 (insert year) and of persons who have held shares therein at any time since the date of the last return, or in the case of the first return, the date of incorporation of the company. *note twelve*

☐ Tick box if the list of past and present members is submitted on CD.

notes six and thirteen

	Share class	Numbers held *note fourteen*	Number transferred & date *note fifteen*	Particulars of transferee *note fifteen*
Name ABN AMRO	Ordinary, EURO,	2,627,912		
Address 250 BISHOPSGATE	0.0001			
LONDON				
UNITED KINGDOM				
EC2M 4AA				
Folio No. 10				
Name AXA	Ordinary, EURO,	305,000		
Address 100 ESPLANADE DE GENERAL	0.0001			
DE GAULLE				
TOUR B				
PARIS LA DEFENCE				
FRANCE				
92932				
Folio No. 11				
Name BANK JULIUS BAER	Ordinary, EURO,	144,787		
Address HOHLSTRASSE 602	0.0001			
ZURICH				
SWITZERLAND				
CH 8010				
Folio No. 12				
Name BANKHAUS CARL SPRANGLER	Ordinary, EURO,	482,625		
& CO AG	0.0001			
Address SCHWARZSTRASSE 1				
SALZBURG				
SWITZERLAND				
5020				
Folio No. 14				
Name BANK SARASIN	Ordinary, EURO,	20,000		
Address ELISABETHENSTRASSE 62	0.0001			
POSTFACH				
BASEL				
SWITZERLAND				
4002				
Folio No. 13				

List of past and present members

Persons holding shares on the date to which the annual return has been made up for 2005 (insert year) and of persons who have held shares therein at any time since the date of the last return, or in the case of the first return, the date of incorporation of the company. *note twelve*

☐ Tick box if the list of past and present members is submitted on CD.

notes six and thirteen

	Share class	Numbers held *note fourteen*	Number transferred & date *note fifteen*	Particulars of transferee *note fifteen*
Name BP PENSIONS	Ordinary, EURO,	1,500,000		
Address BRITTANIC HOUSE	0.0001			
FINNSBURY CIRCUS				
LONDON				
UNITED KINGDOM				
EC2M 7BA				
Folio No. 15				
Name CHARLES STANLEY	Ordinary, EURO,	24,642		
Address 25 LUKE STREET	0.0001			
LONDON				
UNITED KINGDOM				
EC2A 4AR				
Folio No. 16				
Name CLARIDEN BANK	Ordinary, EURO,	40,000		
Address CLARIDEN STRASSE 26	0.0001			
ZURICH				
SWITZERLAND				
CH8022				
Folio No. 17				
Name CREDIT AGRICOLE ASSET	Ordinary, EURO,	490,000		
MANAGEMENT	0.0001			
Address C/O HSBC GLOBAL CUSTODY				
NOMINEES (UK) LIMITED				
MARINER HOUSE				
PEPYS STREET				
LONDON				
UNITED KINGDOM				
EC3N 4DA				
Folio No. 18				
Name CREDIT SUISSE PRIVATE	Ordinary, EURO,	30,000		
BANKING	0.0001			
Address UETLIBERG STRASSE, 231				
ZURICH				
SWITZERLAND				
8070				
Folio No. 19				

List of past and present members

Persons holding shares on the date to which the annual return has been made up for 2005 (insert year) and of persons who have held shares therein at any time since the date of the last return, or in the case of the first return, the date of incorporation of the company. *note twelve*

☐ Tick box if the list of past and present members is submitted on CD.

notes six and thirteen

	Share class	Numbers held *note fourteen*	Number transferred & date *note fifteen*	Particulars of transferee *note fifteen*
Name DEUTSCHE BANK	Ordinary, EURO,	357,142		
Address WINCHESTER HOUSE	0.0001			
1 GREAT WINCHESTER STREET				
LONDON				
UNITED KINGDOM				
EC2N 2BD				
Folio No. 20				
Name EAGLE STAR	Ordinary, EURO,	500,000		
Address EAGLE STAR HOUSE	0.0001			
FRASCATI ROAD				
BLACKROCK				
CO. DUBLIN				
IRELAND				
Folio No. 21				
Name ENNISMORE	Ordinary, EURO,	857,142		
Address KENSINGTON CLOISTERS	0.0001			
5 KENSINGTON CHURCH STREET				
LONDON				
UNITED KINGDOM				
W8 4LD				
Folio No. 22				
Name FIDELITY	Ordinary, EURO,	3,928,571		
Address 25 CANON STREET	0.0001			
LONDON				
UNITED KINGDOM				
EC4M 5TA				
Folio No. 23				
Name FIRST NEW YORK	Ordinary, EURO,	200,000		
Address SWEEPSTAKE CENTRE	0.0001			
BALLSBRIDGE				
IRELAND				
DUBLIN 4				
Folio No. 24				

List of past and present members

Persons holding shares on the date to which the annual return has been made up for 2005 (insert year) and of persons who have held shares therein at any time since the date of the last return, or in the case of the first return, the date of incorporation of the company. *note twelve*

☐ Tick box if the list of past and present members is submitted on CD.

notes six and thirteen

	Share class	Numbers held *note fourteen*	Number transferred & date *note fifteen*	Particulars of transferee *note fifteen*
Name FOCUS INVESTMENTS LIMITED	Ordinary, EURO,	482,625		
Address 1 NORTH WALL QUAY	0.0001			
IRELAND				
DUBLIN 1				
Folio No. 25				
Name HERMES INVESTMENT	Ordinary, EURO,	256,246		
MANAGEMENT LIMITED	0.0001			
Address LYOLDS CHAMBERS				
1 PORTSOKEN STREET				
LONDON				
UNITED KINGDOM				
E1 8HZ				
Folio No. 26				
Name HIBERNIAN	Ordinary, EURO,	300,000		
Address LA TOUCHE HOUSE	0.0001			
IFSC				
IRELAND				
DUBLIN 1				
Folio No. 27				
Name INVESCO	Ordinary, EURO,	3,571,428		
Address INVESCO PARK	0.0001			
HENLEY-ON-THAMES				
LONDON				
UNITED KINGDOM				
RG9 1HH				
Folio No. 28				
Name IRISH PUBLIC BODIES	Ordinary, EURO,	250,000		
Address 12-14 LOWER MOUNT STREET	0.0001			
IRELAND				
DUBLIN 1				
Folio No. 29				
Name ITOCHU	Ordinary, EURO,	950,000		
Address 76 SHOE LANE	0.0001			
LONDON				
UNITED KINGDOM				
EC4A 3PJ				
Folio No. 30				

List of past and present members

Persons holding shares on the date to which the annual return has been made up for 2005 (insert year) and of persons who have held shares therein at any time since the date of the last return, or in the case of the first return, the date of incorporation of the company. *note twelve*

☐ Tick box if the list of past and present members is submitted on CD.

notes six and thirteen

	Share class	Numbers held *note fourteen*	Number transferred & date *note fifteen*	Particulars of transferee *note fifteen*
Name KBC ASSET MANAGEMENT	Ordinary, EURO,	70,000		
Address JOSHUA DAWSON HOUSE	0.0001			
DAWSON STREET				
IRELAND				
DUBLIN 2				
Folio No. 31				
Name LEGAL & GENERAL	Ordinary, EURO,	714,285		
INVESTMENT MANAGEMENT LIMITED	0.0001			
Address BUCKLERSBURY HOUSE				
3 QUEEN VICOTRIA STREET				
LONDON				
UNITED KINGDOM				
EC4N 8HN				
Folio No. 32				
Name LOMBARD ODIER	Ordinary, EURO,	130,000		
Address 6 AVENUE DES MORGINES	0.0001			
PETIT-LANCY				
GENEVA				
SWITZERLAND				
11213				
Folio No. 33				
Name LUPUS ALPHA	Ordinary, EURO,	2,817,000		
Address SCHILLERSTRASSE 15-17	0.0001			
FRANKFURT AM MAIN				
GERMANY				
60313				
Folio No. 34				
Name MADJEDIE ASSET	Ordinary, EURO,	857,142		
MANAGEMENT	0.0001			
Address 1 MINSTER COURT				
11TH FLOOR MINCING LANE				
LONDON				
UNITED KINGDOM				
EC3R 7ZZ				
Folio No. 35				

List of past and present members

Persons holding shares on the date to which the annual return has been made up for 2005 (insert year) and of persons who have held shares therein at any time since the date of the last return, or in the case of the first return, the date of incorporation of the company. *note twelve*

☐ Tick box if the list of past and present members is submitted on CD.

notes six and thirteen

	Share class	Numbers held *note fourteen*	Number transferred & date *note fifteen*	Particulars of transferee *note fifteen*
Name MEDITOR CAPITAL	Ordinary, EURO,	2,500,000		
MANAGEMENT LIMITED	0.0001			
Address TOWER 42				
37TH FLOOR				
24 OLD BROAD STREET				
LONDON				
UNITED KINGDOM				
EC2N 1HQ				
Folio No. 36				
Name MPC	Ordinary, EURO,	3,571,428		
Address 26 ECCLESTON SQUARE	0.0001			
LONDON				
UNITED KINGDOM				
SW1V 1NS				
Folio No. 37				
Name OCH ZIFF MANAGEMENT	Ordinary, EURO,	7,675,000		
EUROPE LIMITED	0.0001			
Address C/O DEUTSCHE BANK				
WINCHESTER HOUSE				
1 GREAT WINCHESTER STREET				
LONDON				
UNITED KINGDOM				
EC2N 2BD				
Folio No. 38				
Name PIONEER ALTERNATIVE	Ordinary, EURO,	1,930,501		
INVESTMENTS	0.0001			
Address SIXTH FLOOR				
1 GEORGE'S QUAY PLAZA				
GEORGE'S QUAY				
IRELAND				
DUBLIN 2				
Folio No. 41				
Name RATHBONE	Ordinary, EURO,	357,142		
Address 159 BOND STREET	0.0001			
LONDON				
UNITED KINGDOM				
W1S 2UD				
Folio No. 42				

List of past and present members

Persons holding shares on the date to which the annual return has been made up for 2005 (insert year) and of persons who have held shares therein at any time since the date of the last return, or in the case of the first return, the date of incorporation of the company. *note twelve*

☐ Tick box if the list of past and present members is submitted on CD.

notes six and thirteen

	Share class	Numbers held *note fourteen*	Number transferred & date *note fifteen*	Particulars of transferee *note fifteen*
Name RC BROWN INVESTMENT	Ordinary, EURO,	800,000		
MANAGEMENT	0.0001			
Address BUCHANANS NORTH				
REDCLIFFE BACKS				
BRISTOL				
UNITED KINGDOM				
BS1 6HN				
Folio No. 43				
Name SAVOY	Ordinary, EURO,	53,571		
Address 7 HANNOVER SQUARE	0.0001			
LONDON				
UNITED KINGDOM				
W1S 2UD				
Folio No. 44				
Name SCHRODERS	Ordinary, EURO,	714,285		
Address 31 GRESHAM STREET	0.0001			
LONDON				
UNITED KINGDOM				
EC2V 7QA				
Folio No. 45				
Name SOCIETE GENERALE ASSET	Ordinary, EURO,	857,142		
MANAGEMENT	0.0001			
Address 9TH FLOOR				
EXCHANGE HOUSE				
PRIMROSE STREET				
LONDON				
UNITED KINGDOM				
EC2A 2EF				
Folio No. 47				
Name SWISS FIRST BANK AG	Ordinary, EURO,	100,000		
Address BALLARIASTRASSE 23	0.0001			
ZURICH				
SWITZERLAND				
8027				
Folio No. 48				

List of past and present members

Persons holding shares on the date to which the annual return has been made up for 2005 (insert year) and of persons who have held shares therein at any time since the date of the last return, or in the case of the first return, the date of incorporation of the company. *note twelve*

☐ Tick box if the list of past and present members is submitted on CD.

notes six and thirteen

	Share class	Numbers held *note fourteen*	Number transferred & date *note fifteen*	Particulars of transferee *note fifteen*
Name TT INTERNATIONAL	Ordinary, EURO,	2,638,535		
Address MARTIN HOUSE	0.0001			
2ND FLOOR				
5 MARTIN LANE				
LONDON				
UNITED KINGDOM				
EC4R ODP				
Folio No. 49				
Name UBS AG	Ordinary, EURO,	200,000		
Address UBS CENTER	0.0001			
EUROPASTRASSE 1				
OPFIKON				
SWITZERLAND				
CH 8152				
Folio No. 50				
Name PAUL MICHAEL D'ALTON	Ordinary, EURO,	28,571		
Address ADARE	0.0001			
CARRICKBRENNAN ROAD				
MONKSTOWN				
CO. DUBLIN				
IRELAND				
Folio No. 39				
Name PETER CYRIL MURRAY	Ordinary, EURO,	53,571		
Address 10 THE MEWS	0.0001			
PEMBROKE ROAD				
DUBLIN 2				
IRELAND				
Folio No. 40				
Name SIR ROBERT MALPAS	Ordinary, EURO,	50,000		
Address 2 SPENCER PARK	0.0001			
LONDON				
UNITED KINGDOM				
SW18 2SX				
Folio No. 46				

Total number held 153,543,949

The total number of shares held must agree with the total number of issued shares given in the **Shares issued** section (total of **(A)** *plus* **(B)**).

Directors
including shadow/alternate directors, if any

	Surname TANK	Former surname NONE
	Forename ALAN *note six*	Former forename NONE *note seven*
Date of birth	Day 21 Month 10 Year 1958	Irish resident *note sixteen* ☐ Alternate director *note seventeen* ☐
Residential address *note six*	5234 PORTSMOUTH ROAD, BETHESDA MARYLAND UNITED STATES OF AMERICA, 20816	
Business occupation	CHIEF EXECUTIVE OFFICER	Nationality AMERICAN

Other directorships

Company *note eighteen*	Place of Incorporation *note nineteen*	Company number
AGCERT CANADA HOLDING LIMITED	Ireland	398563

	Surname FISCHLER	Former surname NONE
	Forename DR FRANZ *note six*	Former forename NONE *note seven*
Date of birth	Day 23 Month 10 Year 1956	Irish resident *note sixteen* ☐ Alternate director *note seventeen* ☐
Residential address *note six*	DORFERSTRASSE 30B, A6067 ABSAM AUSTRIA	
Business occupation	COMPANY DIRECTOR	Nationality AUSTRIA

Other directorships

Company *note eighteen*	Place of Incorporation *note nineteen*	Company number
No other directorships		

	Surname HASKELL	Former surname NONE
	Forename GREGORY WILLIAM *note six*	Former forename NONE *note seven*
Date of birth	Day 12 Month 01 Year 1957	Irish resident *note sixteen* ☐ Alternate director *note seventeen* ☐
Residential address *note six*	5334 TAY CT, MELBOURNE BEACH UNITED STATES OF AMERICA, FL 32951	
Business occupation	PRESIDENT, COO	Nationality AMERICAN

Other directorships

Company *note eighteen*	Place of Incorporation *note nineteen*	Company number
AGCERT CANADA HOLDING LIMITED	Ireland	398563
AgCert International Limited	Ireland	394943
See attached list		

Directors
including shadow/alternate directors, if any

Surname ANDLINGER | Former surname NONE
Forename MERRICK GERD | Former forename NONE
note six | *note seven*

Date of birth: Day 2 7 Month 0 7 Year 1 9 5 8 — Irish resident *note sixteen* [ ] — Alternate director *note seventeen* [ ]

Residential address *note six*
190 COOPER AVENUE, UPPER MONTCLAIR
UNITED STATES OF AMERICA, NJ 07043

Business occupation: CHIEF EXECUTIVE OFFICER — Nationality AMERICAN

Other directorships

Company *note eighteen*	Place of Incorporation *note nineteen*	Company number
AGCERT CANADA HOLDING LIMITED	Ireland	398563
AgCert International Limited	Ireland	394943
See attached list		

Surname D'ALTON | Former surname NONE
Forename PAUL MICHAEL | Former forename NONE
note six | *note seven*

Date of birth: Day 2 9 Month 0 6 Year 1 9 5 1 — Irish resident *note sixteen* [X] — Alternate director *note seventeen* [ ]

Residential address *note six*
ADARE, CARRICKBRENNAN ROAD
MONKSTOWN, CO. DUBLIN
IRELAND

Business occupation: FINANCE DIRECTOR — Nationality IRISH

Other directorships

Company *note eighteen*	Place of Incorporation *note nineteen*	Company number
Advanced Environmental Solutions (Ireland) Limited	Ireland	224173
AGCERT CANADA HOLDING LIMITED	Ireland	398563
See attached list		

Surname MURRAY | Former surname NONE
Forename PETER CYRIL | Former forename NONE
note six | *note seven*

Date of birth: Day 1 8 Month 0 3 Year 1 9 5 0 — Irish resident *note sixteen* [X] — Alternate director *note seventeen* [ ]

Residential address *note six*
10 THE MEWS, PEMBROKE ROAD
DUBLIN 2
IRELAND

Business occupation: COMPANY DIRECTOR — Nationality IRISH

Other directorships

Company *note eighteen*	Place of Incorporation *note nineteen*	Company number
Avenue Texas Inc.	United States of America	
Crest Holdings Inc.	United States of America	
See attached list		

Directors *including shadow/alternate directors, if any*

Surname MALPAS | Former surname NONE

Forename SIR ROBERT | Former forename NONE

note six | *note seven*

Date of birth	Day	Month	Year
	09	08	1927

Irish resident *note sixteen* ☐ Alternate director *note seventeen* ☐

Residential address *note six*
2 SPENCER PARK
LONDON
UNITED KINGDOM, SW18 2SX

Business occupation DIRECTOR | Nationality BRITISH

Other directorships

Company *note eighteen*	Place of incorporation *note nineteen*	Company number
Enacas		
Evolution plc		
See attached list		

Surname | Former surname

Forename | Former forename

note six | *note seven*

Date of birth Day ☐☐ Month ☐☐ Year ☐☐☐☐ Irish resident *note sixteen* ☐ Alternate director *note seventeen* ☐

Residential address *note six*

Business occupation | Nationality

Other directorships

Company *note eighteen*	Place of incorporation *note nineteen*	Company number

Surname | Former surname

Forename | Former forename

note six | *note seven*

Date of birth Day ☐☐ Month ☐☐ Year ☐☐☐☐ Irish resident *note sixteen* ☐ Alternate director *note seventeen* ☐

Residential address *note six*

Business occupation | Nationality

Other directorships

Company *note eighteen*	Place of incorporation *note nineteen*	Company number

Certification

We hereby certify that (i) this form has been completed in accordance with the Notes on Completion of Form B1, (ii) contains the particulars in respect of the company as at the date to which the return is made up and that (iii) *note twenty*

The company is not a private company. ☒

The company is a private company and has not since the date of the last annual return (or the date of incorporation if this is the first return) issued any invitation to the public to subscribe for any shares or debentures in the company. ☐

The company is a private company with more than 50 members, the excess of the number of members over 50 consisting wholly of persons who, under section 33(1)(b) Companies Act 1963, are not included in reckoning the number of 50. ☐

Signed [signature] Director | [signature] Secretary

Name *in bold capitals or typescript* PETER MURRAY | PAUL D'ALTON

This Appendix lists the other directorships of the directors of:

AGCERT INTERNATIONAL PUBLIC LIMITED COMPANY

Director: *ANDLINGER MERRICK GERD*

Other current Directorships	Registered at	Comp. No.
AgCert International LLC	Delaware	
ANC Acquisition Corp.	Delaware	
ANC Management LLC	Delaware	
CyberAlert, Inc	Delaware	
Latran Technolgies LLC	Delaware	
O'Brien & Gere Limited	AMERICA	
Proterion Corporation	Delaware	
Puro Energy Corporation	Delaware	
Xanalys Corporation	Delaware	

Director: *D'ALTON PAUL MICHAEL*

Other current Directorships	Registered at	Comp. No.
Bank of Ireland Life Holdings plc	Ireland	122015
COMHFHORBAIRT (GAILLIMH) TEORANTA	Ireland	28858
Comhforbairt (Gallimh) Teoranta	Ireland	28858
Irish Takeover Panel	Ireland	265647
[illegible] Holdings Limited	Ireland	121377
New Star Global Investment Funds plc	Ireland	355044
New Star Investment Funds (Ireland) Limited	Ireland	355116
Ranelagh Consultants Limited	Ireland	351822
Systems 2001 Asset Trust Ireland Finance plc	Ireland	214352

Director: *HASKELL GREGORY WILLIAM*

Other current Directorships	Registered at	Comp. No.
XL TechGroup Inc	Delaware	

Director: *Murray Peter Cyril*

Other current Directorships	Registered at	Comp. No.
Crest Texas Inc.	United States of America	
Deichtre Investments	Ireland	64435
Dipcot Group	Ireland	
Goffs Bloodstock Sales Limited	Ireland	45567
H & K (Rugby) Limited	United Kingdom	2019303
[illegible] Services Limited	United Kingdom	59779
Hospital & Kitchen (Europe) Limited	Ireland	65965
Hospital & Kitchen Dublin Limited	Ireland	149110
Hospital & Kitchen Holdings Limited	Canada	
Pleroma Limited	Ireland	136328
Robert J. Goff & Co. Limited	Ireland	7138
The Irish Youth Foundation	Ireland	105853

This Appendix lists the past directorships of the directors of:
AGCERT INTERNATIONAL PUBLIC LIMITED COMPANY

Director: *D'ALTON PAUL MICHAEL*

Other past Directorships	Registered at	Comp. No.
Bank of Ireland First Holdings Inc	AMERICA	33-23208
Bank of Ireland Home Mortgages Limited	England	1130960
Bank of Ireland UK Holdings plc	Northern Ireland	N1 6941
BIAM Holdings	Ireland	63189
BOI Insurance Limited	Isle Of Man	48499
Bristol & West plc	England	2124201
Bristol & West plc - Alternate to Maurice Augustine Keane	England	2124201
Bristol & West plc - Alternate to to Patrick James Anthony Molloy	England	2124201
Citizens Financial Group Inc	AMERICA	
EuroConex Technologies Limited	Ireland	327239
First NH Bank	AMERICA	
Hilco Property Services Inc.	AMERICA	
IBI Interfunding Company	Ireland	87001
J&E Davy Holdings Limited	Ireland	106528
LARTINGTON LIMITED	Ireland	313021
Larus Limited	Ireland	49142
Lifetime Assurance Company Limited	Ireland	124415
Lifetime Holdings Limited	Ireland	121377
New Ireland Holdings plc	Ireland	122015
[illegible]ERDEEP GROUP LIMITED	Ireland	317234
R[illegible]rdeep Group plc	Ireland	317234
SEI GLOBAL ASSETS FUND PUBLIC LIMITED COMPANY	Ireland	343753
SEI GLOBAL INVESTMENTS FUND PUBLIC LIMITED COMPANY	Ireland	343752
SEI GLOBAL MASTER FUND PUBLIC LIMITED COMPANY	Ireland	243230
SEI INVESTMENTS - GLOBAL FUND SERVICES LIMITED	Ireland	242309
SEI INVESTMENTS GLOBAL, LIMITED	Ireland	240371
The Governor & Company of the Bank of Ireland	Ireland	
The Investment Bank of Ireland Limited	Ireland	24090

Director: *HASKELL GREGORY WILLIAM*

Other past Directorships	Registered at	Comp. No.
AssetTrade.com	Delaware	
Axcess, Inc	Delaware	
ComputerJobs.com	Delaware	
CyberCrop.com, Inc	Delaware	
e-Chemicals, Inc	Delaware	
PaperExchange.com, Inc	Delaware	
Prosideo, Inc	Delaware	
XL TechGroup Founders, LLC	Delaware	
XL TechGroup GP, LLC	Delaware	
[illegible]achGroup LP	Delaware	
XL TechGroup, Plc	United Kingdom	
XL Vision Inc.	Delaware	

Director: *Malpas Sir Robert*

Other past Directorships	Registered at	Comp. No.
Cookson Group plc		
Eurotunnel plc		
Repsol S.A.		

Director: *Murray Peter Cyril*

Other past Directorships	Registered at	Comp. No.
Ardagh Glass Limited	Ireland	144458

Company Number : 394943

Director: *Murray Peter Cyril*

Other past Directorships

	Registered at	Comp. No.
Ardagh Holdings BV	Holland	
Ardagh Holdings Limited	Ireland	144459
Ardagh Industries Limited	Ireland	145778
Ardagh International	Ireland	145416
Ardagh Management Limited	Ireland	145417
Ardagh plc	Ireland	7466
Ardagh Properties Limited	Ireland	19188
Ardagh Treasury Limited	Ireland	148774
Catterick Holdings BV	Gibraltar	
Danfay Limited	Ireland	21988
Drumport Limited	Ireland	83708
Emmaton Investments Limited	Gibraltar	
Irish Glass International BV	Holland	
Irish Glass Sales Limited	Ireland	88949
The Glass Bottle Company Limited	Ireland	106690

FEE PAID IN FULL | RECEIPT No.

15 JUL 2005 4 3 1 3507

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2 who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Companies Acts, 1963 to 2001

Company Number
394943

B5 Euro

Company name *in full* **AgCert International Public Limited Company** **Limited**

Effective centre of management if outside the State

Registered office 30 Herbert Street, Dublin 2

REVENUE COMMISSIONERS ACCOUNT 11 JUL 2005 COMPANIES CAPITAL DUTY

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s) made on 8/06/2005
notes one and two
or made from to

Note two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first

A

Allottees – These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of Shares allotted
ABN AMRO 250 BISHOPSGATE LONDON EC2M 4AA UNITED KINGDOM	ORDINARY	2,627,912

RECEIVED 2005 OCT -4 P 12:17 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Presenter's Name
Matheson Ormsby Prentice

Telephone Number 01 619 9000

Address
30 Herbert Street, Dublin 2

Reference Fordes

REVENUE COMMISSIONERS ACCOUNT 11 ... 2005

A

Allotees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
AXA	Ordinary	305,000
100 ESPLANADE DE GENERAL DE GAULLE		
TOUR B		
PARIS LA DEFENCE		
FRANCE		
92932		
BANK JULIUS BAER	Ordinary	144,787
HOHLSTRASSE 602		
ZURICH		
SWITZERLAND		
CH 8010		
BANKHAUS CARL SPRANGLER & CO AG	Ordinary	482,625
SCHWARZSTRASSE 1		
SALZBURG		
SWITZERLAND		
5020		
BANK SARASIN	Ordinary	20,000
ELISABETHENSTRASSE 62		
POSTFACH		
BASEL		
SWITZERLAND		
4002		
BP PENSIONS	Ordinary	1,500,000
BRITTANIC HOUSE		
FINNSBURY CIRCUS		
LONDON		
UNITED KINGDOM		
EC2M 7BA		

Continued on next page

A

Allotees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
CHARLES STANLEY	Ordinary	24,642
25 LUKE STREET		
LONDON		
UNITED KINGDOM		
EC2A 4AR		
CLARIDEN BANK	Ordinary	40,000
CLARIDEN STRASSE 26		
ZURICH		
SWITZERLAND		
CH8022		
CREDIT AGRICOLE ASSET MANAGEMENT	Ordinary	490,000
C/O HSBC GLOBAL CUSTODY NOMINEES		
(UK) LIMITED		
MARINER HOUSE		
PEPYS STREET		
LONDON		
UNITED KINGDOM		
EC3N 4DA		
CREDIT SUISSE PRIVATE BANKING	Ordinary	30,000
UETLIBERG STRASSE, 231		
ZURICH		
SWITZERLAND		
8070		

Continued on next page

A

Allotees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
DEUTSCHE BANK	Ordinary	357,142
WINCHESTER HOUSE		
1 GREAT WINCHESTER STREET		
LONDON		
UNITED KINGDOM		
EC2N 2BD		
EAGLE STAR	Ordinary	500,000
EAGLE STAR HOUSE		
FRASCATI ROAD		
BLACKROCK		
CO. DUBLIN		
IRELAND		
ENNISMORE	Ordinary	857,142
KENSINGTON CLOISTERS		
5 KENSINGTON CHURCH STREET		
LONDON		
UNITED KINGDOM		
W8 4LD		
FIDELITY	Ordinary	3,928,571
25 CANON STREET		
LONDON		
UNITED KINGDOM		
EC4M 5TA		
FIRST NEW YORK	Ordinary	200,000
SWEEPSTAKE CENTRE		
BALLSBRIDGE		
IRELAND		
DUBLIN 4		

Continued on next page

A

Allotees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
FOCUS INVESTMENTS LIMITED	Ordinary	482,625
1 NORTH WALL QUAY		
IRELAND		
DUBLIN 1		
HERMES INVESTMENT MANAGEMENT	Ordinary	256,246
LIMITED		
LYOLDS CHAMBERS		
1 PORTSOKEN STREET		
LONDON		
UNITED KINGDOM		
E1 8HZ		
HIBERNIAN	Ordinary	300,000
LA TOUCHE HOUSE		
IFSC		
IRELAND		
DUBLIN 1		
INVESCO	Ordinary	3,571,428
INVESCO PARK		
HENLEY-ON-THAMES		
LONDON		
UNITED KINGDOM		
RG9 1HH		
IRISH PUBLIC BODIES	Ordinary	250,000
12-14 LOWER MOUNT STREET		
IRELAND		
DUBLIN 1		

Continued on next page

A

Allotees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
ITOCHU	Ordinary	950,000
76 SHOE LANE		
LONDON		
UNITED KINGDOM		
EC4A 3PJ		
KBC ASSET MANAGEMENT	Ordinary	70,000
JOSHUA DAWSON HOUSE		
DAWSON STREET		
IRELAND		
DUBLIN 2		
LEGAL & GENERAL INVESTMENT	Ordinary	714,285
MANAGEMENT LIMITED		
BUCKLERSBURY HOUSE		
3 QUEEN VICOTRIA STREET		
LONDON		
UNITED KINGDOM		
EC4N 8HN		
LOMBARD ODIER	Ordinary	130,000
6 AVENUE DES MORGINES		
PETIT-LANCY		
GENEVA		
SWITZERLAND		
11213		
LUPUS ALPHA	Ordinary	2,817,000
SCHILLERSTRASSE 15-17		
FRANKFURT AM MAIN		
GERMANY		
60313		

Continued on next page

A

Allotees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
MADJEDIE ASSET MANAGEMENT	Ordinary	857,142
1 MINSTER COURT		
11TH FLOOR MINCING LANE		
LONDON		
UNITED KINGDOM		
EC3R 7ZZ		
MEDITOR CAPITAL MANAGEMENT LIMITED	Ordinary	2,500,000
TOWER 42		
37TH FLOOR		
24 OLD BROAD STREET		
LONDON		
UNITED KINGDOM		
EC2N 1HQ		
MPC	Ordinary	3,571,428
26 ECCLESTON SQUARE		
LONDON		
UNITED KINGDOM		
SW1V 1NS		
OCH ZIFF MANAGEMENT EUROPE LIMITED	Ordinary	7,675,000
C/O DEUTSCHE BANK		
WINCHESTER HOUSE		
1 GREAT WINCHESTER STREET		
LONDON		
UNITED KINGDOM		
EC2N 2BD		

Continued on next page

A

Allotees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
PIONEER ALTERNATIVE INVESTMENTS	Ordinary	1,930,501
SIXTH FLOOR		
1 GEORGE'S QUAY PLAZA		
GEORGE'S QUAY		
IRELAND		
DUBLIN 2		
RATHBONE	Ordinary	357,142
159 BOND STREET		
LONDON		
UNITED KINGDOM		
W1S 2UD		
RC BROWN INVESTMENT MANAGEMENT	Ordinary	800,000
BUCHANANS NORTH		
REDCLIFFE BACKS		
BRISTOL		
UNITED KINGDOM		
BS1 6HN		
SAVOY	Ordinary	53,571
7 HANNOVER SQUARE		
LONDON		
UNITED KINGDOM		
W1S 2UD		
SCHRODERS	Ordinary	714,285
31 GRESHAM STREET		
LONDON		
UNITED KINGDOM		
EC2V 7QA		

Continued on next page

A

Allotees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
SOCIETE GENERALE ASSET	Ordinary	857,142
MANAGEMENT		
9TH FLOOR		
EXCHANGE HOUSE		
PRIMROSE STREET		
LONDON		
UNITED KINGDOM		
EC2A 2EF		
SWISS FIRST BANK AG	Ordinary	100,000
BALLARIASTRASSE 23		
ZURICH		
SWITZERLAND		
8027		
TT INTERNATIONAL	Ordinary	2,638,535
MARTIN HOUSE		
2ND FLOOR		
5 MARTIN LANE		
LONDON		
UNITED KINGDOM		
EC4R ODP		
UBS AG	Ordinary	200,000
UBS CENTER		
EUROPASTRASSE 1		
OPFIKON		
SWITZERLAND		
CH 8152		

Continued on next page

A

Allotees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
PAUL MICHAEL D'ALTON	Ordinary	28,571
ADARE		
CARRICKBRENNAN ROAD		
MONKSTOWN		
CO. DUBLIN		
IRELAND		
PETER CYRIL MURRAY	Ordinary	53,571
10 THE MEWS		
PEMBROKE ROAD		
DUBLIN 2		
IRELAND		
SIR ROBERT MALPAS	Ordinary	50,000
2 SPENCER PARK		
LONDON		
UNITED KINGDOM		
SW18 2SX		
Total :		43,436,293

B

Consideration for allotment(s) consists of (√ as appropriate)

Cash ☑ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116(I) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
43,436,293	ORDINARY	€0.0001	£STG 1.40	£STG 60,810,810

Denomination ______

Total value of consideration: €90,663,445

Enter this amount in page 3 of Section E1

Conversion Rate, if any €1 : £STG 1.49091

D

Allotment(s) for non-cash consideration *Note Three*

Note Three Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On return to the presenter, it must then be submitted with filing fee to the **Registrar of Companies** pursuant to s.58 Companies Act 1963.

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Denomination ______

Conversion Rate, if any ______

Total value of consideration *note four*: €

Enter this amount in page 3 section E2

Note Four. The total value of the consideration must be stated for allotments for non-cash consideration.

I hereby certify that the particulars contained in this form are correct. ☒ Director ☐ Company secretary

Signature [signature] Date 02/06/2005

Name *Block letters please* PAUL DALTON

FEE PAID IN FULL | RECEIPT No.

05 AUG 2005 4 3 3 5567

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2 who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

Companies Acts, 1963 to 2001

B5 Euro

The return must be delivered within one month after the allotment

Company Number
394943

Company name *in full* **AgCert Internartional Public Limited Company** Limited

Effective centre of management if outside the State

Registered office **30 Herbert Street, Dublin 2**

REVENUE COMMISSIONERS ACCOUNT 11 JUL 2005 COMPANIES CAPITAL DUTY

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s) *notes one and two* made on **8 June 2005**

or made from to

Note two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be [illegible]ted within one [illegible]h of the first [illegible].

A

Allottees – These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of Shares allotted
Antipodean Partners LLC **7 Lakewood Circle South** **Greenwich** **United States of America**	**Ordinary**	**748,646**
International Finance Corporation **2121 Pennsyvania Avenue NW** **Washington DC** **United States of America**	**Ordinary**	**9,359,010**

REVENUE COMMISSIONERS ACCOUNT 25 JUL 2005 COMPANIES CAPITAL DUTY

REVENUE COMMISSIONERS ACCOUNT 27 JUL 2005

Presenter's Name
Matheson Ormsby Prentice

Telephone Number **01 619 9000**

Address
30 Herbert Street, Dublin 2

Reference **Fordes**

RECEIVED 2005 OCT -4 P 12:17 OFFICE OF INTERNATIONAL CORPORATE FINANCE

B

Consideration for allotment(s) consists of (√ as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116(I) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
10,107,656	Ordinary	€0.001	€2.08	€2.08

Denomination ____________

Total value of consideration **€21,023,924.48**

Enter this amount in page 3 of Section E1

Conversion Rate, if any ____________

D

Allotment(s) for non-cash consideration *Note Three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Denomination ____________

Conversion Rate, if any ____________

Total value of consideration *note four* €

Enter this amount in page 3 section E2

Note Three Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the Registrar of Companies pursuant to s.58 Companies Act 1963.

Note Four. The total value of the consideration must be stated for allotments for non-cash consideration.

I hereby certify that the particulars contained in this form are correct. ☒ Director ☐ Company secretary

Signature [signature] Date 19-7-05

Name *Block letters please* PAUL DALTON

Notice of change in directors or secretaries or in their particulars

S195 Companies Act 1963 (inserted by s51 Companies Act 1990, and amended by s47 Companies (Amendment)(No. 2) Act 1999 and by s91 Company Law Enforcement Act 2001)
S249A Companies Act 1990 (inserted by s170 Company Law Enforcement Act 2001)
S43, s44 (other than subsection (2)) and s45 (other than subsections (3)(b) and (5)) Companies (Amendment)(No. 2) Act 1999
Companies Act 1990 (Form and Content of Documents Delivered to Registrar) Regulations 2002

cro COMPANIES REGISTRATION OFFICE
AN OIFIG UM CHLÁRÚ CUIDEACHTAÍ

FEE PAID IN FULL RECEIPT No.
10 FEB 2006 4 56
8172
COMPANIES REGISTRATION OFFICE

RECEIVED
2006 OCT -4 P 12:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CRO receipt date stamp

Companies Acts 1963 to 2003

B10

Tick box if bond is attached ☐ *note six*

Company number: 3 9 4 9 4 3

Please complete using black typescript or BOLD CAPITALS, referring to explanatory notes

Company name *in full*	AGCERT INTERNATIONAL PUBLIC LIMITED COMPANY
Change(s) *note one*	ALAN TANK RESIGNED AS DIRECTOR

Date change(s) take(s) effect — Day: 12 Month: 09 Year: 2005

New secretary/director *including shadow/alternate director*

Please give details below of the person who has consented in writing to become secretary and/or director. *(Continue overleaf) note two*

Surname		Former surname	
Forename *note three*		Former forename *note four*	
Date of birth *note five*	Day: Month: Year:	Irish resident *note six* ☐	Alternate director *note seven* ☐
Residential address *note three*			
Business occupation *note five*		Nationality *note five*	

Other directorships

Company *note eight*	Place of incorporation *note nine*	Company number

Consent *note ten*

I hereby consent to act as:

☐ director of the aforementioned company and I acknowledge that as director I have legal duties and obligations imposed by the Companies Acts, other enactments and at common law.

☐ secretary of the aforementioned company and I acknowledge that as secretary I have legal duties and obligations imposed by the Companies Acts.

Signature ____________ Date ____________

Continue overleaf for certification

Presenter details

Name	Matheson Ormsby Prentice		
Address	30 HERBERT STREET, DUBLIN 2, IRELAND		
DX number		DX exchange	
Telephone number	01 619 9000	Fax number	01 619 9010
E-mail		Reference number	

Form effective date: 15 February 2005

New secretary/director *including shadow/alternate director*

Surname		Former surname	
Forename *note three*		Former forename *note four*	

Date of birth *note five*: Day | Month | Year

Irish resident *note six* ☐ Alternate director *note seven* ☐

Residential address *note three*:

Business occupation *note five*: Nationality *note five*:

Other directorships

Company *note eight*	Place of incorporation *note nine*	Company number

Consent *note ten*

I hereby consent to act as:

☐ director of the aforementioned company and I acknowledge that as director I have legal duties and obligations imposed by the Companies Acts, other enactments and at common law.

☐ secretary of the aforementioned company and I acknowledge that as secretary I have legal duties and obligations imposed by the Companies Acts.

Signature Date

Surname		Former surname	
Forename *note three*		Former forename *note four*	

Date of birth *note five*: Day | Month | Year

Irish resident *note six* ☐ Alternate director *note seven* ☐

Residential address *note three*:

Business occupation *note five*: Nationality *note five*:

Other directorships

Company *note eight*	Place of incorporation *note nine*	Company number

Consent *note ten*

I hereby consent to act as:

☐ director of the aforementioned company and I acknowledge that as director I have legal duties and obligations imposed by the Companies Acts, other enactments and at common law.

☐ secretary of the aforementioned company and I acknowledge that as secretary I have legal duties and obligations imposed by the Companies Acts.

Signature Date

Certification

I hereby certify that the particulars contained in this form are correct and have been given in accordance with the Notes on Completion of Form B10.

Signature [signature] Name *in bold capitals or typescript*: PAUL MICHAEL D'ALTON

[X] Director ☐ Secretary *note eleven* Date 08/08/2006

Particulars of a charge created by a company incorporated in the State
Section 99, Companies Act, 1963, as amended

Certificate that the charge was presented for registration in the country where the property is situate
Section 99(5), Companies Act, 1963

FEE IN FULL | Companies Registration Office
7 APR 2006 4 6 2
COMPANIES REGISTRATION OFFICE

CRO receipt date stamp
7588

Companies Acts, 1963 to 2005

Company Number
3	9	4	9	4	3

C1

Please complete in black typescript or in BOLD CAPITALS, referring to explanatory notes

Company Name *in full*: AGCERT INTERNATIONAL PLC (the "Company")

Description of the Charge *note one*: (a)☐ (b)☐ (c)☐ (d)☐ (e)☒ (f)☒ (g)☐ (h)☐ (i)☐

Date created: Day 2 8 Month 0 3 Year 2 0 0 6

Amount secured *note two*

☐ All monies and/or obligations which now are, or at any time may become, due or owing to the security holder by the company on any account and all other liabilities whatsoever of the company to the security holder whether actual or contingent and whether as principal debtor, guarantor, surety or otherwise.

☐ All monies and/or obligations which now are, or at any time may become, due or owing to the security holder under an agreement between

and

Dated Day Month Year

☐ Amount €/£/_ Plus interest and charges YES/NO *delete as appropriate*

☒ Other *please specify*
The discharge by the Company of the Secured Obligations (as defined in the annex hereto) pursuant to a floating charge dated 28 March 2006 between the Company and The AES Corporation (the "**Floating Charge**").

Certificate to be completed regarding property outside the State *note three*

☒ It is not necessary, to register the charge in any other country to make it valid or effectual.

☐ It is necessary to register the charge in another country to make it valid or effectual,
and the charge was presented for registration on Day Month Year
at

or

☐ A separate form, 47C, shall be delivered in due course to the registrar with the appropriate fee.

Presenter details

Name	McCann FitzGerald		
Address	2 Harbourmaster Place, International Financial Services Centre, Dublin 1		
DX number	31 Dublin	DX Exchange	
Telephone number	01 829 0000	Fax Number	01 829 0010
Email	postmaster@mccannfitzgerald.ie	Reference number	SNB\YCN\1186320.1

Persons entitled to the charge

note four

Name	The AES Corporation (the "Buyer")
Address	4300 Wilson Boulevard, Arlington
	VA 22203, United States of America

Name	
Address	

Name	
Address	

Name	
Address	

Short particulars of the property charged

note five

XXX All of the Company's undertaking and property, assets and rights whatsoever and wheresoever both existing at the date of execution of the Floating Charge or thereafter subject only to any Encumbrance granted by the Company, at any time and from time to time, that is expressly contemplated by clause 14.16 of the Purchase Agreement. XXX

☒ Further particulars *note six*

Verification

note seven

Either side of both sides to the transaction (or their solicitors) may sign. If only one party signs then a certified copy of the deed creating the charge should be enclosed. The notes following constitute part of this form.

Signature of applicant

Position held: Solicitor to the Company

Name *in block letters or typed*: Richard Grey

Nature of interest in the charge: Chargor

Counter-signed

Position held: Authorised Signatory of the Buyer

Name *in block letters or typed*: Shane Bourke

Nature of interest in the charge: Chargee

☐ Place an X in the box if the deed is attached.

Annex to Form C1

To accompany the Form C1 in respect of the registration of a Floating Charge (the "**Floating Charge**") dated 1 March 2006 between (1) AgCert International plc, a company incorporated in Ireland with registered number 394943 having its registered office at 30 Herbert Street, Dublin 2 (the "**Company**") and (2) The AES Corporation, a company organised and existing under the law of the State of Delaware having its principal place of business at 4300 Wilson Boulevard, Arlington, VA 22203, United States of America (the "**Buyer**").

Further Particulars of the Property Charged

"**Encumbrance**" means a mortgage, charge, pledge, lien or other encumbrance or security interest of any kind (other than a lien arising in the ordinary course of business by operation of law) or any other type of preferential arrangement (including title transfer and retention arrangements) having a similar effect;

"**Prepayment Balance**" has the meaning attributed to that term in the Purchase Agreement;

"**Purchase Agreement**" means the CER Purchase Agreement dated [•] February 2006 between the Company and the Buyer;

"**Secured Obligations**" means all obligations and liabilities of the Company to the Buyer of whatever nature, whether existing at the time of the Floating Charge or thereafter incurred or acquired, whether matured or unmatured, liquidated or unliquidated, direct or indirect, absolute or contingent, primary or secondary, sole, joint, several or joint and several, secured or unsecured incurred under the Purchase Agreement including, but not limited to, the obligation of the Company to pay or refund to the Buyer an amount equal to the Prepayment Balance in accordance with clause 4.8 of the Purchase Agreement.

Notes:

Negative Pledge

Pursuant to clause 6.1 of the Floating Charge, the Company has undertaken that at no time during the Security Period will it, create, grant, extend or permit to subsist or arise any encumbrance (other than a Permitted Encumbrance) on or over all or any part of the Charged Property.

Power of Attorney

The Company by way of security for the performance of the Company's obligations under the Floating Charge has irrevocably appointed the Buyer and any Receiver jointly and also severally to be the attorney or attorneys of the Company and in its name and otherwise on its behalf and as its act and deed to sign, seal, execute, deliver, perfect and do all deeds, instruments, acts and things which may be required or which the attorney shall consider desirable (for the avoidance of doubt, such power to become exercisable on the occurrence of an Event of Default) which is continuing:

(a) for carrying out any obligation imposed on the Company by or pursuant to the Floating Charge (including the obligations of the Company under clause 4 of the Floating Charge);

(b) for carrying any sale, lease or other dealing whatsoever by the Buyer or any Receiver into effect;

(c) for conveying or transferring any legal estate or other interest in land or any other property whatsoever;

(d) for getting in all or any part of the Charged Property; and

(e) generally for enabling the Buyer and any Receiver to exercise the respective powers, authorities and discretions conferred on them by or pursuant to the Floating Charge or by law.

Each of the Buyer and any Receiver shall have full power to delegate the power conferred on it or him by clause 13.1 of the Floating Charge but no such delegation shall preclude the subsequent exercise of such power by the Buyer or the Receiver itself or himself or preclude the Buyer or the Receiver from making a subsequent delegation thereof to some other person; any such delegation may be revoked by the Buyer or the Receiver at any time.

The Company shall, pursuant to clause 13.1 of the Floating Charge, ratify and confirm all things lawfully done by the attorney in the exercise or purported exercise of his powers.

Where

"Charged Property" means, subject to any contrary indication, the undertaking and assets of the Company from time to time charged in favour of the Buyer by or pursuant to the Floating Charge;

"Delivery Failure" shall have the meaning attributed to such term in the Purchase Agreement;

"Delivery Failure Prepayment Liability" shall have the meaning attributed to such term in the Purchase Agreement;

"Event of Default" means:

(a) any of the events described in paragraphs (i), (ii), (iii) and (iv) of clause 11.1 (a) of the Purchase Agreement, provided that, in the case of the event (the **"Relevant Event"**) described in paragraph (iv) of clause 11.1 (a) of the Purchase Agreement, no Event of Default shall be deemed to have occurred, if within thirty (30) days of the earlier of (i) the Company knew or should have known of the Relevant Event and (ii) the Buyer notifying the Company of the occurrence of the Relevant Event, the Company has paid or repaid in full any outstanding Event of Default Prepayment Liability and any outstanding Delivery Failure Prepayment Liability;

(b) an Unremedied Delivery Failure; or

(c) a breach by the Buyer of any of its obligations under clause 6 of the Floating Charge;

"Event of Default Prepayment Liability" shall have the meaning attributed to such term in the Purchase Agreement;

"Permitted Encumbrance" means each of the following:

(a) any Encumbrance created under or pursuant to the Floating Charge;

(b) any Encumbrance contemplated by clause 14.16 of the Purchase Agreement;

(c) any Encumbrance created with the prior written consent of the Buyer;

(d) any Encumbrance arising by operation of law and in the ordinary course of its business;

(e) any Encumbrance arising out of title retention provisions in a supplier's standard conditions of supply of goods;

(f) any Encumbrance over goods or documents of title to goods arising in the ordinary course of documentary credit transactions entered into by the Company in the ordinary course of its business;

(g) any Encumbrance over rent deposits given in the ordinary course of business;

(h) any Encumbrance over cash credit balances for the purposes of composite accounting arrangements entered into by the Company in the ordinary course of its business operated on a gross and net limit basis;

(i) any set off rights granted in derivative contracts or unsecured banking facilities entered into in the ordinary course of its business;

"Receiver" shall have the meanings ascribed to such term in clause 8.2 of the Floating Charge;

"Security" means the security from time to time constituted, or intended to be constituted, by or pursuant to the Floating Charge;

"Security Period" means the period from the date of the Floating Charge until the date upon which all of the Secured Obligations have been unconditionally and irrevocably paid, discharged and performed in full and upon which all of the Security shall have been unconditionally and irrevocably released and discharged; and

"Unremedied Delivery Failure" means a Delivery Failure that has not been remedied or any Delivery Failure Prepayment Liability that has not been discharged within the relevant period specified in the Purchase Agreement.

Companies Registration Office

Special Resolution

FEE PAID IN FULL RECEIPT No. Companies Acts, 1963 to 2001

02 JUN 2006 4 6 9

3795

COMPANIES REGISTRATION OFFICE

Registration fee stamp to be affixed above

This form must be typewritten

Section 141 of the Companies Act 1963 Company Number [illegible]943

G1 (16)

Company name *in full* AgCert International Public Limited Company

AT AN ANNUAL GENERAL MEETING of the members of the said company duly convened and held at The Merrion Hotel, Upper Merrion Street, Dublin 2

On the Day 4th Month May Year 2006

The following Special resolution was duly passed.

SEE ATTACHED RESOLUTIONS.

I hereby certify that the above particulars are correct ☑ Director X Company Secretary

Signature [signature] Date 25/05/2006

Name *Block letters please* PAUL DALTON

Presenter's name	Address
Matheson Ormsby Prentice	30 Herbert Street, Dublin 2
Telephone Number	Reference
01 619 9000	Fordes

RECEIVED 2006 OCT -4 P 12:17 OFFICE OF INTERNATIONAL CORPORATE FINANCE

3737902.1

SPECIAL RESOLUTIONS

1. **THAT** regulation 132.1 contained in the Articles of Association be deleted in its entirety and replaced with the following regulation 132.1 to read as follows:

132.1 A notice or document (including a share certificate) to be given, served or delivered in pursuance of these Articles may be given to, served on or delivered to any member by the Company;

(i) by handing same to him or his authorised agent;

(ii) by leaving the same at his registered address;

(iii) by sending the same by post or other delivery service in a pre-paid cover addressed to him at his registered address; or

(iv) by sending the same by telex, telefax, electronic e-mail or any other means of communication approved by the directors, to the address or number of the recipient notified to the Company by the recipient for such purpose (or, if not so notified, then to the address or number of the recipient last known to the Company).

2. **THAT** regulation 132.3 contained in the Articles of Association be deleted in its entirety and replaced with the following regulation 132.3 to read as follows:

132.3 Where a notice or document is given, served or delivered pursuant to Article 132.1(c) the giving, service or delivery thereof shall be deemed to have been effected at the expiration of 24 hours after the cover containing it was posted or given to delivery agents (as the case may be). In proving such service or delivery, it shall be sufficient to prove that such cover was properly addressed, pre-paid and posted or given to delivery agents. Where a notice or document is given, served or delivered pursuant to Article 132.1(d) any notice so given shall be deemed, in the absence of any agreement to the contrary between the Company and the recipient, to have been served at the time of delivery or, if delivery is refused, then when tendered.

3. **THAT** the Directors shall be, for the purposes of Section 20 of the Companies (Amendment) Act 1983 (the "1983 Act") and they are hereby and generally and unconditionally authorised to exercise all the powers of the Company to allot and issue the relevant securities (as defined by Section 20(10) of the 1983 Act) up to an amount equal to one third of the authorised but un-issued share capital of the Company after the passing of this resolution and to allot and issue any shares purchased by the Company pursuant to the provisions of the Companies Act 1990 (the "1990 Act") and held as Treasury Shares.

The authority hereby conferred shall expire at the commencement of the Annual General Meeting of the Company to be held in 2007 unless previously renewed, varied or revoked by the Company in general meetings. The Company may make an offer or agreement before such expiry which would or might require any such securities to be allotted or issued after this authority is expired and the Directors of the Company may allot and issue such securities in pursuance of any such Offer of Agreement as if the authority conferred hereby had not expired.

4. **THAT** the Directors be empowered pursuant to Section 24 of the 1983 Act to allot equity securities (as defined by Section 23 of the 1983 Act) for cash pursuant to the authority conferred by resolution 3 above, as if sub-section (1) of the said Section 23 did not apply to any such allotment provided that the powers conferred by this resolution shall be limited to;

(i) the issue of all warrants to subscribe for ordinary shares of 0.01 cent each in the capital of the Company (the "Warrants") contemplated by the provisions of the Warrant Instrument executed by the Company on 1 March 2006 (the "Warrant Instrument") and the allotment of such ordinary shares of 0.01 cent each in the

capital of the Company (the "Ordinary Shares") as are required to be allotted pursuant to the exercise of the Warrants;

(ii) the allotment of equity securities (including, without limitation, any shares purchased by the Company pursuant to the provisions of the 1990 Act and held as Treasury Shares) in connection with any offer of securities, open for a period fixed by the Directors, by way of rights issue, open offer or otherwise (an "Offering") in favour of shareholders in the Company and subject to such exclusions or arrangements that the Directors may deem necessary or expedient in relation to legal or practical problems under the laws of, or the requirements of any recognised body or stock exchange or territory;

(iii) the allotment of equity securities (including, without limitation, any shares purchased by the Company pursuant to the provisions of the 1990 Act and held as Treasury Shares) in connection with any Offering in favour of the AES Corporation who shall be entitled to participate in any such Offering as if the Warrants granted to it by the Company pursuant to the Warrant Instrument had been exercised and Ordinary Shares allotted pursuant to such Warrants; and

In addition to the authorities conferred by paragraphs (i), (ii), and (iii) above the allotment of equity securities (including without limitation any shares purchased by the Company pursuant to the provisions of the 1990 Act and held as Treasury Shares) up to a maximum aggregate nominal value of 5% of the issued ordinary share capital at the close of business on the date of this meeting.

RECEIVED
2006 OCT -4 P 12:17
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FEE PAID IN FULL
RECEIPT No.
02 JUN 2006 469
COMPANIES REGISTRATION OFFICE

COMPANIES ACTS 1963 to 2005

COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION
OF
AGCERT INTERNATIONAL PUBLIC LIMITED COMPANY

1. The name of the Company is: **AGCERT INTERNATIONAL PUBLIC LIMITED COMPANY**

2. The objects for which the Company is established are:

(a) To acquire, own, register, sell, distribute environmental benefits including greenhouse gas reductions (whether verified, certified or otherwise) including but not limited to certified emission reductions and allowances ("Environmental Benefits"), contract with purchasers of Environmental Benefits, contract with farmers for data, finance digester construction, finance local country data collection and monitor activity, finance external validation and verification reporting, sales agent, conclude sales contracts and provide certain management functions in connection with the aforegoing.

(b) To invest any monies of the Company in such investments and in such manner as may from time to time be determined, and to hold, sell or deal with such investments and generally to purchase, take on lease or in exchange or otherwise acquire any real and personal property and rights or privileges.

(c) To develop and turn to account any land acquired by the Company or in which it is interested and in particular by laying out and preparing the same for building purposes, constructing, altering, pulling down, decorating, maintaining, fitting up and improving buildings and conveniences, and by planting, paving, draining, farming, cultivating, letting on building lease or building agreement and by advancing money to and entering into contracts and arrangements of all kinds with builders, tenants and others.

(d) To acquire and hold shares and stocks of any class or description, debentures, debenture stock, bonds, bills, mortgages, obligations, investments and Securities of all descriptions and of any kind issued or guaranteed by any company, corporation or undertaking of whatever nature and wheresoever constituted or carrying on business or issued or guaranteed by any government, state, dominion, colony, sovereign ruler, commissioners, trust, public, municipal, local or other authority or body of whatsoever nature and wheresoever situated and investments, securities and property of all descriptions and of any kind, including real and chattel real estates, mortgages, reversions, assurance policies, contingencies and choses in action.

(e) To purchase for investment property of any tenure and any interest therein, and to make advances upon the security of land or other similar property or any interest therein.

(f) To acquire by purchase, exchange, lease, fee farm grant or otherwise, either for an estate in fee simple or for any less estate or other estate or interest, whether immediate or reversionary and whether vested or contingent, any lands, tenements or hereditaments of any tenure, whether subject or not to any charges or encumbrances, and to hold, farm, work and manage and to let, sublet, mortgage or charge land and buildings of any kind, reversions, interests, annuities, life policies, and any other property real or personal, movable or immovable, either absolutely or conditionally, and either subject or not to any mortgage, charge, ground rent or other rents or encumbrances.

(g) To erect or secure the erection of buildings of any kind with a view of occupying or letting them and to enter into any contracts or leases and to grant any licences necessary to effect the same.

(h) To maintain and improve any lands, tenements or hereditaments acquired by the Company or in which the Company is interested, in particular by decorating, maintaining, furnishing, fitting up and improving houses, shops, flats, maisonettes and other buildings and to enter into contracts and arrangements of all kinds with tenants and others.

(i) To sell, exchange, mortgage (with or without power of sale), assign, turn to account or otherwise dispose of and generally deal with the whole or any part of the property, shares, stocks, securities, estates, rights or undertakings of the Company, real, chattel real or personal, movable or immovable, either in whole or in part, upon whatever terms and whatever consideration the Company shall think fit.

(j) To take part in the management, supervision, or control of the business or operations of any company or undertaking, and for that purpose to appoint and remunerate any directors, accountants, or other experts or agents to act as consultants, supervisors and agents of other companies or undertakings and to provide managerial, advisory, technical, design, purchasing and selling services.

(k) To make, draw, accept, endorse, negotiate, issue, execute, discount and otherwise deal with bills of exchange, promissory notes, letters of credit, circular notes, and other negotiable or transferable instruments.

(l) To redeem, purchase, or otherwise acquire in any manner permitted by law and on such terms and in such manner as the Company may think fit any shares in the Company's capital.

(m) To guarantee, support or secure whether by personal covenant or by mortgaging or charging all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company or by both such methods the performance of the obligations of, and the repayment or payment of the principal amounts of and the premiums, interest and dividends on any security of any person, firm or company including (without prejudice to the generality of the foregoing) any company which is for the time being the Company's holding company or subsidiary as defined by Section 155 of the Companies Act 1963 or another subsidiary as defined by the said Section of the Company's holding company or otherwise associated with the Company in business notwithstanding the fact that the Company may not receive any consideration, advantage or benefit, direct or indirect from entering into such guarantee or other arrangement or transaction contemplated herein.

(n) To the extent permitted by law, indemnify every Director, Auditor, Secretary and other officer of the Company and its subsidiary undertakings (as defined by Regulation 4 of the European Communities (Companies: Group Accounts) Regulations, 1992); against all costs, charges, losses, expenses and liabilities incurred by him in the execution or discharge of his duties or in relation thereto including (without prejudice to the generality of the foregoing) any liability incurred by him in defending any proceedings, civil or criminal, which relate to anything done or omitted to be done or alleged to have been done or omitted by him as an officer or employee of the Company and in which judgment is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to him by the Court.

(o) To lend the funds of the Company with or without security and at interest or free of interest and on such terms and conditions as the directors shall from time to time determine.

(p) To raise or borrow or secure the payment of money in such manner and on such terms as the directors may deem expedient whether or not by the issue of bonds, debentures or debenture stock, perpetual or redeemable, or by mortgage, charge, lien or pledge upon the whole or any part of the undertaking, property, assets and rights of the Company, present or future, including its uncalled capital and generally in any other manner as the directors shall from time to time determine and to enter into or issue interest and currency hedging and swap agreements, forward rate agreements, interest and currency futures or options and other forms of financial instruments, and to purchase, redeem or pay off any of the foregoing and to guarantee the liabilities of the Company or any other person, and any debentures, debenture stock or other securities may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, transfer, drawings, allotments of shares, attending and voting at general meetings of the Company, appointment of directors and otherwise.

(q) To accumulate capital for any of the purposes of the Company, and to appropriate any of the Company's assets to specific purposes, either conditionally or unconditionally, and to admit any class or section of those who have any dealings with the Company to any share in the profits thereof or in the profits of any particular branch of the Company's business or to any other special rights, privileges, advantages or benefits.

(r) To reduce the share capital of the Company in any manner permitted by law.

(s) To make gifts or grant bonuses to officers or other persons who are or have been in the employment of the Company and to allow any such persons to have the use and enjoyment of such property, chattels or other assets belonging to the Company upon such terms as the Company shall think fit.

(t) To establish and maintain or procure the establishment and maintenance of any pension or superannuation fund (whether contributory or otherwise) for the benefit of and to give or procure the giving of donations, gratuities, pensions, annuities, allowances, emoluments or charitable aid to any persons who are or were at any time in the employment or service of the Company or any of its predecessors in business, or of any company which is a subsidiary of the Company or who may be or have been directors or officers of the Company, or of any such other company as aforesaid, or any persons in whose welfare the Company or any such other company as aforesaid may be interested and the wives, widows, children, relatives and dependants of any such persons and to make payments towards insurance and assurance and to form and contribute to provident and benefit funds for the benefit of such persons and to remunerate any person, firm or company rendering services to the Company, whether by cash payment, gratuities, pensions, annuities, allowances, emoluments or by the allotment of shares or securities of the Company credited as paid up in full or in part or otherwise.

(u) To employ experts to investigate and examine into the conditions, prospects, value, character and circumstances of any business concerns, undertakings, assets, property or rights.

(v) To insure the life of any person who may, in the opinion of the Company, be of value to the Company, as having or holding for the Company interests, goodwill, or influence or otherwise and to pay the premiums on such insurance.

(w) To distribute either upon a distribution of assets or division of profits among the Members of the Company in kind any property of the Company, and in particular any shares, debentures or securities of other companies belonging to the Company or of which the Company may have the power of disposing.

(x) To do and carry out all or any of the foregoing objects in any part of the world and either as principals, agents, contractors, trustees or otherwise, and either by or through agents, trustees or otherwise and either alone or in partnership or in

conjunction with any other company, firm or person, provided that nothing herein contained shall empower the Company to carry on the businesses of insurance.

(y) To apply for, purchase or otherwise acquire any patents, brevets d'invention, licences, trade-marks, industrial designs, know-how, concessions and other forms of intellectual property rights and the like conferring any exclusive or non-exclusive or limited or contingent rights to use, or any secret or other information as to any invention or process of the Company, or the acquisition of which may seem calculated directly or indirectly to benefit the Company, and to use, exercise, develop, or grant licences in respect of, or otherwise turn to account the property, rights or information so acquired.

(z) To enter into partnership or into any arrangement for sharing profits, union of interests, cooperation, joint venture, reciprocal concession or otherwise with any person or company carrying on or engaged in or about to carry on or engage in any business or transaction which the Company is authorised to carry on or engage in or any business or transaction capable of being conducted so as directly or indirectly to benefit the Company.

(aa) To acquire and undertake the whole or any part of the undertaking, business, property and liabilities of any person or company carrying on any business which the Company is authorised to carry on or which is capable of being conducted so as to benefit the Company directly or indirectly or which is possessed of assets suitable for the purposes of the Company.

(bb) To adopt such means of making known the Company and its products and services as may seem expedient.

(cc) To acquire and carry on any business carried on by a subsidiary or a holding company of the Company or another subsidiary of a holding company of the Company.

(dd) To promote any company or companies for the purpose of acquiring all or any of the property and liabilities of this Company or for any other purpose which may seem directly or indirectly calculated to benefit this Company.

(ee) To amalgamate with, merge with or otherwise become part of or associated with any other company or association in any manner permitted by law.

(ff) To do and carry out all such other things, except the issuing of policies of insurance, as may be deemed by the Company capable of being conveniently carried on in connection with the above objects or any of them or calculated to enhance the value of or render profitable any of the Company's properties or rights.

And it is hereby declared that the word "company" in this clause, except where used in reference to this Company, shall be deemed to include any person, partnership or other body of persons whether incorporated or not incorporated and whether domiciled in the State or elsewhere and that the objects of the Company as specified in each of the foregoing paragraphs of this clause shall be separate and distinct objects and shall not be in anywise limited or restricted by reference to or inference from the terms of any other paragraph or the name of the Company.

3. The liability of the members is limited.

4. The share capital of the Company is €300,000 divided into 3,000,000,000 Ordinary Shares of €0.0001 each.

The shares in the original or any increased share capital of the Company may be divided into several classes, and there may be attached thereto respectively any preferential, deferred or other special rights, privileges, conditions or restrictions as to dividend, capital, voting or otherwise.

We, the several persons whose names, addresses and descriptions are subscribed, wish to be formed into a Company in pursuance of this Memorandum of Association and we agree to take the number of shares in the capital of the Company set opposite our respective names.

NAMES, ADDRESSES AND DESCRIPTIONS OF SUBSCRIBERS	NUMBER OF SHARES TAKEN BY EACH SUBSCRIBER
Andlinger Capital III LLC 105 Harbor Drive, Suite 125 Stamford, CT 06902 USA	FIVE HUNDRED THOUSAND ORDINARY SHARES (500,000)
XL TechGroup Inc. 1901 S. Harbor City Blvd, Suite 300 Melbourne, FL 32901 USA	FIVE HUNDRED THOUSAND ORDINARY SHARES (500,000)
TOTAL NUMBER OF SHARES TAKEN UP	ONE MILLION

Dated this 2nd day of December 2004

Witness to the above signature: Mark F. Callaghan

Name: Mark F Callaghan
Address: 303 South Broadway
Suite 229
Tarrytown, NY 10591
Occupation: Executive

COMPANIES ACTS 1963 TO 2005

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

AgCert International Public Limited Company

(Incorporated on 8 December 2004)

(as amended by Special Resolution passed on 4 May 2006)

MATHESON ORMSBY PRENTICE
30 Herbert Street
Dublin 2
Ireland

TEL + 353 1 619 9000
FAX + 353 1 619 9010
2449193.5

TABLE OF CONTENTS

COMPANIES ACTS 1963 TO 2005

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

AgCert International Public Limited Company

(as amended by Special Resolution passed on 4 May 2006)

PART I - PRELIMINARY

1. TABLE "A" NOT TO APPLY

No articles or similar regulations set out in any statute, or contained in any instrument made under any statute, concerning companies shall apply to the Company, but the following shall be the Articles of Association of the Company.

2. INTERPRETATION

2.1 In these Articles, unless the context otherwise requires, the following expressions shall have the following meanings:

the "**Acts**" means the Companies Acts 1963 to 2003;

the "**1963 Act**" means the Companies Act 1963;

the "**1983 Act**" means the Companies (Amendment) Act 1983;

the "**1990 Act**" means the Companies Act 1990;

"these **Articles**" means these articles of association as originally adopted or as from time to time altered or varied (and "Article" means one of these Articles);

the "**Auditors**" means the auditors for the time being of the Company;

"**Board**" means the board of directors of the Company as constituted from time to time;

the "**Company**" means AgCert International Public Limited Company, registered number 394943;

"**Clear Days**" means, in relation to any period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;

"**Depositary**" means a custodian or other person (or a nominee for such custodian or other person) appointed under contractual arrangements with the Company or other arrangements approved by the Directors whereby such custodian or other person or nominee holds or is interested in shares of the Company or rights or interests in shares of the Company and issues securities or other documents of title or otherwise evidencing the entitlement of the holder thereof to or to receive such shares, rights or interests, provided and to the extent that such arrangements have been approved by the Directors for the purposes of these Articles, and shall include, where approved by the Directors, the trustees (acting in their capacity as such) of any Employees' Share Option established by the Company or any other scheme or arrangement principally for the benefit of employees or those in the service of the Company

and/or its subsidiaries or their respective businesses and the managers (acting in their capacity as such) of any investment or savings plan, which in each case the Directors have approved;

the "**Directors**" means the directors for the time being of the Company or those of them present at a duly convened meeting of directors of the Company at which a quorum is present, and "**Director**" means a director for the time being of the Company;

the "**Holder**" means, in relation to any share, the member whose name is entered in the Register as the holder of the share or, where the context permits, the members whose names are entered in the Register as the joint Holders of the share;

the "**London Stock Exchange**" means the London Stock Exchange plc;

the "**Office**" means the registered office for the time being of the Company;

"**Ordinary Shares**" means ordinary shares of EUR0.0001 each in the capital of the Company;

"**paid (up)**" means, in relation to a share, paid or credited as paid (up);

the "**Register**" means the register of members to be kept as required by the Acts;

the "**Regulations**" means the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996, as amended from time to time and any provisions of or under the Acts which supplement or replace such Regulations;

"**Relevant Market**" shall mean the Alternative Investment Market of the London Stock Exchange, the London Stock Exchange, the Nasdaq Stock Market, or any other reputable automated quotation system(s) or stock exchange(s), in Europe, the United States

the "**Seal**" means the common seal of the Company or (where relevant) the official securities seal kept by the Company pursuant to the Acts;

the "**Secretary**" means the secretary for the time being of the Company or any other person appointed to perform any of the duties of the secretary of the Company, including a joint, assistant or acting secretary;

"**share**" means any share (whether issued or unissued) in the capital of the Company of whatever class;

the "**State**" means the Republic of Ireland;

"**Stock Exchange Nominee**" has the meaning given to such expression by section 1 of the Companies (Amendment) Act, 1977;

"**subsidiary undertaking**" has the meaning given to such expression by Regulation 4 of the European Communities (Companies: Group Accounts) Regulations, 1992;

"**UK Listing Authority**" means the Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000 of the United Kingdom; and

"**US Securities Act**" means the US Securities Act of 1933, as amended.

2.2 Expressions in these Articles referring to writing shall be construed, unless the contrary intention appears, as including references to printing, lithography, photography and any other modes of representing or reproducing words in a legible and non-transitory form. Expressions in these Articles referring to execution of any document shall include any mode of execution whether under seal or under hand.

2.3 Unless specifically defined herein or the context otherwise requires, words or expressions defined in the Acts in force as at the date on which these Articles are adopted shall bear the same meaning in these Articles, except that the word "company" shall include any body corporate.

2.4 The headings and captions included in these Articles are inserted for convenience of reference only and shall not be considered a part of or affect the construction or interpretation of these Articles.

2.5 Unless the context otherwise requires, references in these Articles to any enactment or any section or provision thereof shall include any statutory modification or re-enactment thereof for the time being in force.

2.6 In these Articles, unless the context otherwise requires, words importing any gender shall include all genders, and the singular number shall include the plural, and vice versa, and words importing persons shall include firms or companies.

2.7 Unless the context otherwise requires, any reference in an Article shall be construed as a reference to that Article.

2.8 References in these Articles to "EUR" or "€" are references to euro

2.9 The expression "address" shall include, in relation to an electronic communication, any number or address (including in the case of an Uncertificated Proxy Instruction (as defined in Article 69) permitted under Article 69, an identification number of a participant in the relevant system) used for the purpose of such communication.

3. **FORM OF RESOLUTION**

3.1 Subject to the Acts:

3.1.1 a special resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required under the Acts or these Articles;

3.1.2 a resolution in writing executed by or on behalf of each member who would have been entitled to vote upon it if it had been proposed at a general meeting shall be as valid and effective for all purposes as if the resolution had been passed at a general meeting duly convened and held and if described as a special resolution shall be deemed to be a special resolution, and such resolution may consist of several documents in the like form each executed by one or more of the members.

4. **UNCERTIFICATED SHARES**

4.1 Notwithstanding anything in these Articles to the contrary and subject to the Regulations and the rules of any relevant system, the Directors may permit any class of shares to be held in uncertificated form and title to those shares to be transferred by means of a relevant system or may determine at any time that any class of shares shall no longer be held in uncertificated form and that title to those shares shall cease to be transferred by means of any particular relevant system. Any provisions of these Articles shall not apply to any uncertificated shares to the extent that such provisions are inconsistent with:

4.1.1 the holding of shares in uncertificated form;

4.1.2 the transfer of title to shares by means of a relevant system; or

4.1.3 any provision of the Regulations.

4.2 Without prejudice to the generality and effectiveness of the foregoing:

4.2.1 Articles 14, 15, 16, 34, 35 and 40 shall not apply to uncertificated shares and Article 37 shall apply in relation to such shares as if the reference therein to the date on which the transfer was lodged with the Company were a reference to the date on which the appropriate instruction was received by or on behalf of the Company in accordance with the facilities and requirements of the relevant system;

4.2.2 the Directors may refuse to register a transfer of uncertificated shares only in such circumstances as may be permitted or required by the Regulations or where the transfer is in favour of more than four persons jointly, and Article 36 shall be construed accordingly;

4.2.3 references in these Articles to a requirement on any person to execute or deliver an instrument of transfer or certificate or other document which shall not be appropriate in the case of uncertificated shares shall, in the case of uncertificated shares, be treated as references to a requirement to comply with any relevant requirements of the relevant system and any relevant arrangements or regulations which the Directors may make from time to time pursuant to Article 4.2.12 below;

4.2.4 for the purposes referred to in Article 43, a person entitled by transmission to a share in uncertificated form who elects to have some other person registered shall either:

(a) procure that instructions are given by means of the relevant system to effect transfer of such uncertificated share to that person; or

(b) change the uncertificated share to certificated form and execute an instrument of transfer of that certificated share to that person;

4.2.5 the Company shall enter on the Register the number of shares which are held by each member in uncertificated form and in certificated form and shall maintain the Register in each case as is required by the Regulations and the relevant system and, unless the Directors otherwise determine, holdings of the same Holder or joint Holders in certificated form and uncertificated form shall be treated as separate holdings;

4.2.6 a class of share shall not be treated as two classes by virtue only of that class comprising both certificated shares and uncertificated shares or as a result of any provision of these Articles or the Regulations which applies only in respect of certificated shares or uncertificated shares;

4.2.7 references in Article 142 to instruments of transfer shall include, in relation to uncertificated shares, instructions and/or notifications made in accordance with the relevant system relating to the transfer of such shares;

4.2.8 for the purposes referred to in Article 46.2, the Directors may in respect of uncertificated shares authorise some person to transfer and/or require the Holder to transfer the relevant shares in accordance with the facilities and requirements of the relevant system and, so far as the Acts allow, the Directors may treat certificated shares and uncertificated shares of a member as separate holdings in giving effect to subdivisions and consolidations and may cause any shares arising on consolidation and representing fractional entitlements to be entered in the Register as certificated shares where this is desirable to facilitate the sale of those shares;

4.2.9 for the purposes of Article 120.1, any payment in the case of uncertificated shares may be made by means of the relevant system (subject always to the facilities and requirements of the relevant system) and without prejudice to the generality of the foregoing such payment may be made by the sending by the Company or any person on its behalf of an instruction to the operator of the relevant system to credit the cash memorandum account of the Holder or joint Holders of such shares or, if permitted by the Company, of such person as the Holder or joint Holders may in writing direct, and

the making of a payment in accordance with the facilities and requirements of the relevant system concerned shall be a good discharge to the Company;

4.2.10 subject to the Acts, the Directors may issue shares as certificated shares or as uncertificated shares in their absolute discretion and Articles 8, 122 and 130 shall be construed accordingly;

4.2.11 for the purposes of Article 132.1, a notice or document may be given to, served on or delivered to any member by the Company by means of a relevant system, and where a notice or document is so given, served or delivered it shall be deemed to be given, served or delivered when the Company or any sponsoring system-participant acting on its behalf serves the issuer-instruction relating thereto;

4.2.12 the Directors may make such arrangements or regulations (if any) as they may from time to time in their absolute discretion think fit in relation to the evidencing and transfer of uncertificated shares and otherwise for the purpose of implementing and/or supplementing the provisions of this Article and the Regulations, and the facilities and requirements of the relevant system and such arrangements and regulations (as the case may be) shall have the same effect as if set out in this Article; and

4.2.13 the Directors may utilise the relevant system to the fullest extent available from time to time in the exercise of the Company's powers or functions under the Acts or these Articles or otherwise in effecting any actions.

4.3 Where any class of shares in the capital of the Company is a participating security and the Company is entitled under any provisions of the Acts, or the rules made and practices instituted by the operator of any relevant system or under these Articles, to dispose of, forfeit, enforce a lien or sell or otherwise procure the sale of any shares which are held in uncertificated form, such entitlement (to the extent permitted by the Regulations and the rules made and practices instituted by the operator of the relevant system) shall include the right to:

4.3.1 request or require the deletion of any computer-based entries in the relevant system relating to the holding of such shares in uncertificated form; and/or

4.3.2 require any Holder of any uncertificated shares which are the subject of any exercise by the Company of any such entitlement, by notice in writing to the Holder concerned, to change his holding of such uncertificated shares into certificated form within such period as may be specified in the notice, prior to completion of any disposal, sale or transfer of such shares or direct the Holder to take such steps, by instructions given by means of a relevant system or otherwise, as may be necessary to sell or transfer such shares; and/or

4.3.3 appoint any person to take such other steps, by instructions given by means of a relevant system or otherwise, in the name of the Holder of such shares as may be required to effect a transfer of such shares and such steps shall be as effective as if they had been taken by the Holder of the uncertificated shares concerned; and/or

4.3.4 transfer any uncertificated shares which are the subject of any exercise by the Company of any such entitlement by entering the name of the transferee in the Register in respect of those shares as transferred shares; and/or

4.3.5 otherwise rectify or change the Register in respect of those shares in such manner as may be appropriate; and

4.3.6 take such other actions as may be necessary to enable those shares to be registered in the name of the person to whom the shares have been sold or disposed of or as directed by him.

4.4 For the purposes of this Article:

4.4.1 words and expressions shall have the same respective meanings as in the Regulations;

4.4.2 references herein to an uncertificated share or to a share being held in uncertificated form are references to that share being an uncertificated unit of a security, and references to a certificated share or to a share being in certificated form are references to that share being a unit of a security which is not an uncertificated unit; and

4.4.3 "cash memorandum account" means an account so designated by the Operator of the relevant system.

PART II - SHARE CAPITAL AND VARIATION OF RIGHTS

5. SHARE CAPITAL

The share capital of the Company is €300,000 divided into 3,000,000,000 Ordinary Shares.

6. RIGHTS OF SHARES ON ISSUE

Without prejudice to any special rights conferred on the Holders of any existing shares or class of shares and subject to the provisions of the Acts and these Articles, any share may be issued with such rights or restrictions (whether as regards dividends, return of capital, voting or otherwise) as the Company may from time to time by ordinary resolution determine.

7. REDEEMABLE SHARES

Subject to the provisions of the Acts, any shares may be issued on terms that they are, or are liable at the option of the Company or the Holder, to be redeemed on such terms and in such manner as may be provided by these Articles, and the Company may convert any of its shares into redeemable shares. Subject as aforesaid, the Company may cancel any shares which it has redeemed or may hold them as treasury shares and re-issue any such treasury shares as shares of any class or classes or cancel them.

8. POWER TO ALLOT SHARES

8.1 Subject to the provisions of the Acts, any resolution of the Company in general meeting and as may be provided for in these Articles, the shares shall be at the disposal of the Directors who may allot (with or without conferring a right of renunciation), grant options over or otherwise dispose of them to such persons, on such terms and conditions and at such times as they may consider to be in the best interests of the Company and its members, but so that no share shall be allotted at a discount and so that, except in the case of shares allotted pursuant to an employees' share scheme, the amount payable on application on each share shall not be less than one-quarter of the nominal amount of the share and the whole of any premium thereon.

8.2 Without prejudice to the generality of the powers conferred on the Directors by Article 8.1 and the powers and rights of the Directors under or in connection with any share option schemes or arrangements which were adopted or entered into by the Company prior to the adoption of these Articles, the Directors may from time to time grant options to subscribe for the unallotted shares in the capital of the Company to persons in the employment or appointed consultants of the Company or any subsidiary of the Company (including Directors holding executive offices) on such terms and subject to such conditions as the members of the Company in general meeting may from time to time approve.

8.3 The Company may issue a warrant or certificate to any person to whom the Company has granted the right to subscribe for shares in the Company (other than under a share option

scheme for employees), certifying the right of the holder thereof to subscribe for shares in the Company upon such terms and conditions as the right may have been granted.

9. VARIATION OF RIGHTS

9.1 Whenever the share capital is divided into different classes of shares, the rights attached to any class may be varied or abrogated with the consent in writing of the Holders of three-fourths in nominal value of the issued shares of that class, or with the sanction of a special resolution passed at a separate general meeting of the Holders of the shares of the class, and may be so varied or abrogated either whilst the Company is a going concern or during or in contemplation of a winding-up. To every such separate general meeting the provisions of these Articles relating to general meetings shall apply except that the quorum at any such separate general meeting, other than an adjourned meeting, shall be two persons holding or representing by proxy at least one-third in nominal value of the issued shares of the class in question and the quorum at an adjourned meeting shall be one person holding shares of the class in question or his proxy.

9.2 The rights conferred upon the Holders of the shares of any class shall not, unless otherwise expressly provided by these Articles or the terms of the issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith or subordinate thereto or by the purchase or redemption by the Company of any of its shares.

10. TRUSTS NOT RECOGNISED

Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except only as by these Articles or by law otherwise provided) any other rights in respect of any share except an absolute right to the entirety thereof in the Holder but this shall not preclude the Company from requiring the members or a transferee of shares to furnish the Company with information as to the beneficial ownership of any share when such information is reasonably required by the Company.

11. DISCLOSURE OF INTERESTS

11.1 For the purposes of this Article, unless the context otherwise requires:

"Deemed Voting Concert Party Interest" means an agreement or arrangement between two or more persons with respect to, or to the exercise of, voting rights attaching to shares and which is likely to result in those rights being exercised so as to influence or to control the policy of the Company or the management of its affairs which the Directors have deemed to be a Deemed Voting Concert Party Interest for the purposes of this Article and, where the Directors so resolve, each of the persons who is party to such agreement or arrangement shall be deemed (for the purposes of this Article) to be interested in all the shares to which the voting rights in question are attached and, in this definition, references to an arrangement include references to an understanding or mutual expectation, whether formal or informal and whether or not legally binding;

"Disclosure Notice" means a notice served pursuant to Article 11.3;

"Interest" means an interest (of any size) in the Relevant Share Capital which would be taken into account in deciding whether a notification to the Company would be required under Chapter 2 of Part IV of the 1990 Act but shall include: (A) the interests referred to in section 78(1)(a) and (c) of the 1990 Act except those of a bare trustee, and (B) any Deemed Voting Concert Party Interest; and **"interested"** shall be construed accordingly;

"Relevant Share Capital" means the relevant share capital of the Company (as that expression is defined in section 67(2) of the 1990 Act);

"**share**" means any share in the Relevant Share Capital;

11.2 For the purposes of this Article, a person, other than the Holder of a share, shall be treated as appearing to be or to have been interested in that share if the Holder has informed the Company that the person is, or may be, or has been, or may have been, so interested, or if the Company (after taking account of any information obtained from the Holder or, pursuant to a notice under section 81 of the 1990 Act, from anyone else) knows or has reasonable cause to believe that the person is, or may be, or has been, or may have been, so interested.

11.3 If in their absolute discretion the Directors consider it to be in the interests of the Company to do so, they may, at any time and from time to time, by notice require any Holder of a share, or any other person appearing to be interested or to have been interested in such share, to disclose to the Company in writing within such period as may be specified in such notice (which shall not be less than 28 (twenty-eight) Clear Days from the date of issue of such notice) such information as the Directors shall require relating to the ownership of or any interest in such share and as lies within the knowledge of such Holder or other person (supported if the Directors so require by a statutory declaration and/or by independent evidence) including (without prejudice to the generality of the foregoing) any information which the Company is entitled to seek pursuant to section 81 of the 1990 Act.

11.4 Where a Disclosure Notice is served on the Holder of a share and such Holder is a Depositary acting in its capacity as such, the obligations of the Depositary as a Holder pursuant to this Article shall be limited to disclosing to the Company in accordance with this Article such information relating to the ownership of or interests in the share concerned as has been recorded by it pursuant to the terms entered into between the Depositary and the Company provided that nothing in this Article shall in any other way restrict the powers of the Directors under this Article.

11.5 The Directors may give any number of Disclosure Notices pursuant to Article 11.3 to the same Holder or other person in respect of the same share.

11.6 The Directors may serve notice pursuant to the terms of this Article irrespective of whether or not the person on whom it shall be served may be dead, bankrupt, insolvent or otherwise incapacitated and no such incapacity or any unavailability of information or inconvenience or hardship in obtaining the same shall be a satisfactory reason for failure to comply with any such notice, provided that if the Directors in their absolute discretion think fit, they may waive compliance in whole or in part with any notice given under this Article in respect of a share in any case of bona fide unavailability of information or genuine hardship or where they otherwise think fit but no such waiver shall prejudice or affect in any way any non-compliance not so waived whether by the person concerned or any other person appearing to the Directors to be interested in the share or by any person to whom a notice may be given at any time.

11.7 Any resolution or determination of, or decision or exercise of any discretion or power by, the Directors under or pursuant to the provisions of this Article shall be final and conclusive and things done by or on behalf of, or on the authority of, the Directors pursuant to the foregoing provisions of this Article shall be conclusive and binding on all persons concerned and shall not be open to challenge, whether as to validity or otherwise on any ground whatsoever. The Directors shall not be required to give any reasons for any decisions, determination or declaration taken or made in accordance with this Article.

11.8 The provisions of this Article are in addition to, and shall not limit, any other right or power of the Company or the Directors, including any right or power vested in the Company or the Directors by the Acts.

12. PAYMENT OF COMMISSION

The Company may exercise the powers of paying commissions conferred by the Acts. Subject to the provisions of the Acts, any such commission may be satisfied by the payment of cash or

by the allotment of fully or partly paid shares or partly in one way and partly in the other. On any issue of shares the Company may also pay such brokerage as may be lawful.

13. **PAYMENT BY INSTALMENTS**

If by the conditions of allotment of any share the whole or part of the amount or issue price thereof shall be payable by instalments, every such instalment when due shall be paid to the Company by the person who for the time being shall be the Holder of the share.

PART III - SHARE CERTIFICATES

14. **ISSUE OF CERTIFICATES**

Every person whose name is entered as a member in the Register (except a Stock Exchange Nominee in respect of whom the Company is not by law required to complete and have ready for delivery a certificate) shall be entitled without payment to receive within two months after allotment or lodgement of a transfer to him of the shares in respect of which he is so registered (or within such other period as the conditions of issue shall provide) one certificate for all the shares of each class held by him or several certificates each for one or more of his shares upon payment for every certificate after the first of such reasonable sum as the Directors may determine provided that the Company shall not be bound to issue more than one certificate for shares held jointly by several persons and delivery of a certificate to one joint Holder shall be a sufficient delivery to all of them. The Company shall not be bound to register more than four persons as joint Holders of any share (except in the case of executors or trustees of a deceased member). Every certificate shall be sealed with the Seal and shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up thereon.

15. **BALANCE AND EXCHANGE CERTIFICATES**

15.1 Where some only of the shares comprised in a share certificate are transferred the old certificate shall be cancelled and a new certificate for the balance of such shares shall be issued in lieu without charge.

15.2 Any two or more certificates representing shares of any one class held by any member at his request may be cancelled and a single new certificate for such shares issued in lieu without charge, unless the Directors otherwise determine. If any member shall surrender for cancellation a share certificate representing shares held by him and request the Company to issue in lieu two or more share certificates representing such shares in such proportions as he may specify, the Directors may comply, if they think fit, with such request.

16. **REPLACEMENT OF CERTIFICATES**

If a share certificate is defaced, worn out, lost, stolen or destroyed it may be replaced on such terms (if any) as to evidence and indemnity and payment of any exceptional expenses incurred by the Company in investigating evidence or in relation to any indemnity as the Directors may determine but otherwise free of charge, and (in the case of defacement or wearing out) on delivery up of the old certificate.

PART IV - LIEN ON SHARES

17. **EXTENT OF LIEN**

The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) payable at a fixed time or called in respect of that share. The Directors, at any time, may declare any share to be wholly or in part exempt from the provisions of this Article. The Company's lien on a share shall extend to all moneys payable in respect of the share.

18. **POWER OF SALE**

The Company may sell in such manner as the Directors determine any share on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within 14 days after notice demanding payment and stating that, if the notice is not complied with, the shares may be sold, has been given to the Holder of the share or to the person entitled to it by reason of the death or bankruptcy of the Holder.

19. **POWER TO EFFECT TRANSFER**

To give effect to any sale pursuant to Article 18, the Directors may authorise some person to execute an instrument of transfer of the shares sold to, or in accordance with the directions of, the purchaser. The transferee shall be entered in the Register as the Holder of the shares comprised in any such transfer and he shall not be bound to see to the application of the purchase moneys nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale, and after the name of the transferee has been entered in the Register, the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

20. **PROCEEDS OF SALE**

The net proceeds of a sale pursuant to Article 18, after payment of the costs, shall be applied in payment of so much of the sum for which the lien exists as is presently payable and any residue (upon surrender to the Company for cancellation of the certificate for the shares sold and subject to a like lien for any moneys not presently payable as existed upon the shares before the sale) shall be paid to the person entitled to the shares at the date of the sale.

PART V - CALLS ON SHARES

21. **MAKING OF CALLS**

Subject to the terms of allotment, the Directors may make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or by way of premium) and each member (subject to receiving at least 14 (fourteen)) Clear Days' notice specifying when and where payment is to be made) shall pay to the Company as required by the notice the amount called on his shares. A call may be required to be paid by instalments. A call may be revoked, before receipt by the Company of a sum due thereunder, in whole or in part and payment of a call may be postponed by the Directors in whole or in part. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

22. **TIME OF CALL**

A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed.

23. **LIABILITY OF JOINT HOLDERS**

The joint Holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

24. **INTEREST ON CALLS**

If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or, if no rate is fixed, at such rate, not exceeding 20 per cent per annum, as the Directors may determine but the Directors may waive payment of such interest wholly or in part.

25. **SUMS DUE ON ALLOTMENT TREATED AS CALLS**

An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value of the share or by way of premium or as an instalment of a call, shall for all purposes of these Articles be deemed to be a call duly made and, if it is not paid, the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call.

26. **POWER TO DIFFERENTIATE**

Subject to the terms of allotment, the Directors may make arrangements on the issue of shares for a difference between the Holders in the amounts and times of payment of calls on their shares.

27. **INTEREST ON MONEYS ADVANCED**

The Directors, if they think fit, may receive from any member willing to advance the same all or any part of the moneys uncalled and unpaid upon any shares held by him, and upon all or any of the moneys so advanced may pay (until the same would, but for such advance, become payable) interest at such rate, not exceeding (unless the Company in general meeting otherwise directs) 10 per cent. per annum, as may be agreed upon between the Directors and the member paying such sum in advance; but any sum paid in excess of the amount for the time being called shall not be included or taken into account in ascertaining the amount of the dividend payable on the shares in respect of which such advance has been made.

28. **EVIDENCE OF DEBT**

On the trial or hearing of any action for the recovery of any money due for any call it shall be sufficient to prove that the member sued is the Holder, or one of the Holders, of the shares in respect of which such debt accrued, that the resolution making the call is duly recorded in the minute book and that notice of such call was duly given to the member sued, in pursuance of these Articles, and it shall not be necessary to prove the appointment of the Directors who made such call nor any other matter whatsoever, but the proof of the matters aforesaid shall be conclusive evidence of the debt.

PART VI - FORFEITURE OF SHARES

29. **NOTICE REQUIRING PAYMENT**

29.1 If a member fails to pay any call or instalment of a call on or before the day appointed for payment thereof, the Directors may, at any time thereafter during such times as any part of the call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid together with any interest which may have accrued.

29.2 The notice shall name a further day (not earlier than the expiration of 14 (fourteen) Clear Days from the date of service of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the shares in respect of which the call was made will be liable to be forfeited.

29.3 If the requirements of any such notice as aforesaid are not complied with, any shares in respect of which the notice has been given may, at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect. A forfeiture of shares shall include all dividends and other moneys payable in respect of the forfeited shares and not paid before forfeiture. The Directors may accept a surrender of any share liable to be forfeited hereunder. In such case, references in these Articles to forfeiture shall include surrender.

30. **POWER OF DISPOSAL**

Until cancelled in accordance with the requirements of the Acts, a share so forfeited shall become the property of the Company (but the Company shall not exercise any rights vested in the share) and may be sold, re-allotted or otherwise disposed of either to the person who was before such forfeiture the Holder or entitled thereto or to any other person upon such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be annulled by the Directors on such terms as they think fit. The Directors may, if necessary, authorise some person to transfer a forfeited share to any such other person as aforesaid.

31. **EFFECT OF FORFEITURE**

A person any of whose shares have been forfeited shall cease to be a member in respect of the forfeited shares but shall nevertheless remain liable to pay to the Company all moneys which, at the date of forfeiture, were payable by him to the Company in respect of the shares, together with interest at the rate at which interest was payable on those moneys before forfeiture or, if no interest was payable, at such rate (not exceeding 20 per cent per annum) as the Directors shall think fit from the date of forfeiture until payment, and to satisfy all claims and demands (if any) which the Company might have enforced in respect of the shares at the time of forfeiture without any deduction or allowance for the value of the shares at the time of forfeiture. Such liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares, together with interest as aforesaid. The Directors may, if they think fit, waive the payment of such interest or any part thereof.

32. **STATUTORY DECLARATION**

A statutory declaration that the declarant is a Director or the Secretary, and that a share in the Company has been duly forfeited or sold to satisfy a lien of the Company on the date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. Such declaration and the receipt of the Company for the consideration (if any) given for the share on the sale, re-allotment or disposal thereof together with the share certificate delivered to a purchaser or allottee thereof shall (subject to the relevant share transfer being made if the same is required) constitute a good title to the share and the person to whom the share is sold, re-allotted or disposed of or any renouncee thereof shall be registered as the Holder of the share and shall not be bound to see to the application of the consideration (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale, re-allotment or disposal of the share.

33. **NON-PAYMENT OF SUMS DUE ON SHARE ISSUES**

The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

PART VII - TRANSFER OF SHARES

34. **FORM OF INSTRUMENT OF TRANSFER**

Subject to such of the restrictions of these Articles and to such of the conditions of issue as may be applicable, the shares of any member may be transferred by instrument in writing in any usual or common form or any other form which the Directors may approve.

35. **EXECUTION OF INSTRUMENT OF TRANSFER**

The instrument of transfer of any share shall be executed by or on behalf of the transferor and, in cases where the share is not fully paid, by or on behalf of the transferee. The transferor

shall be deemed to remain the Holder of the share until the name of the transferee is entered in the Register in respect thereof.

36. **REFUSAL TO REGISTER TRANSFERS**

36.1 The Directors in their absolute discretion and without assigning any reason therefor may decline to register any transfer, or renunciation of a renounceable letter of allotment, of a share which is not fully paid provided that the Directors shall not refuse to register any transfer or renunciation of partly paid shares which are listed or dealt in on any Relevant Market on the grounds that they are partly paid shares in circumstances where such refusal would prevent dealings in such shares from taking place on an open and proper basis.

The Directors shall decline to register the transfer of any shares where such transfer (in the opinion of the Directors) is not made in accordance with the provisions of Regulation S pursuant to registration under the US Securities Act, or pursuant to an available exemption from registration.

36.2 The Directors may decline to recognise any instrument of transfer, or renunciation of a renounceable letter of allotment, of any shares unless:

(a) it is lodged at the Office or at such other place as the Directors may appoint and is accompanied by the certificate of the shares to which it relates (except in the case of a transfer by a Stock Exchange Nominee where no certificate has been issued in respect of the shares in question or in the case of a renunciation) and such other evidence as the Directors may reasonably require to prove the title of the transferor or person renouncing and the due execution of the transfer or renunciation by him or, if the transfer or renunciation is executed by some other person on his behalf, the authority of that person to do so;

(b) it is in respect of one class of share only; and

(c) it is in favour of not more than four persons jointly.

37. **PROCEDURE ON REFUSAL**

If the Directors refuse to register a transfer of shares then, within two months after the date on which the transfer was lodged with the Company, they shall send to the transferee notice of the refusal.

38. **CLOSING OF TRANSFER BOOKS**

The registration of transfers of shares or of transfers of any class of shares may be suspended at such times and for such periods (not exceeding 30 days in each year) as the Directors may determine.

39. **ABSENCE OF REGISTRATION FEES**

No fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to any share.

40. **RETENTION OF TRANSFER INSTRUMENTS**

The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the Directors refuse to register shall be returned to the person lodging it when notice of the refusal is given.

41. **RENUNCIATION OF ALLOTMENT**

Nothing in these Articles shall preclude the Directors from recognising a renunciation of the allotment of any shares by the allottee in favour of some other person at any time after the allotment of the share but before the allottee has been entered into the Register.

PART VIII - TRANSMISSION OF SHARES

42. **DEATH OF MEMBER**

If a member dies the survivor or survivors where he was a joint Holder, and his personal representatives where he was a Holder or the only survivor of joint Holders, shall be the only persons recognised by the Company as having any title to his interest in the shares; but nothing herein contained shall release the estate of a deceased member from any liability in respect of any share which had been jointly held by him.

43. **TRANSMISSION ON DEATH OR BANKRUPTCY**

A person becoming entitled to a share in consequence of the death or bankruptcy of a member may elect, upon such evidence being produced as the Directors may properly require, either to become the Holder of the share or to have some person nominated by him registered as the transferee. If he elects to become the Holder he shall give notice to the Company to that effect. If he elects to have another person registered he shall execute an instrument of transfer of the share to that person. All of these Articles relating to the transfer of shares shall apply to the notice or instrument of transfer as if it were an instrument of transfer executed by the member and the death or bankruptcy of the member had not occurred.

44. **RIGHTS BEFORE REGISTRATION**

A person becoming entitled to a share by reason of the death or bankruptcy of a member (upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share) shall have the rights to which he would be entitled if he were the Holder of the share, except that, before being registered as the Holder of the share, he shall not be entitled in respect of it to attend or vote at any meeting of the Company or at any separate meeting of the Holders of any class of shares in the Company, so, however, that the Directors, at any time, may give notice requiring any such person to elect either to be registered himself or to transfer the share and, if the notice is not complied with within 90 days, the Directors thereupon may withhold payment of all dividends, bonuses or other moneys payable in respect of the share until the requirements of the notice have been complied with.

PART IX - ALTERATION OF SHARE CAPITAL

45. **INCREASE OF CAPITAL**

45.1 The Company may from time to time by ordinary resolution increase the share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe.

45.2 Except so far as otherwise provided by the conditions of issue or by these Articles, any capital raised by the creation of new shares shall be considered part of the pre-existing ordinary capital and shall be subject to the provisions herein contained with reference to calls and instalments, transfer and transmission, forfeiture, lien and otherwise.

46. **CONSOLIDATION, SUB-DIVISION AND CANCELLATION OF CAPITAL**

46.1 The Company may, by ordinary resolution:

(a) consolidate and divide all or any of its share capital into shares of larger amount;

(b) subject to the provisions of the Acts, subdivide its shares, or any of them, into shares of smaller amount, so however that in the sub-division the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived (and so that the resolution whereby any share is sub-divided may determine that, as between the Holders of the shares resulting from such sub-division, one or more of the shares may have, as compared with the others, any such preferred, deferred or other rights or be subject to any such restrictions as the Company has power to attach to unissued or new shares); or

(c) cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and reduce the amount of its authorised share capital by the amount of the shares so cancelled.

46.2 Subject to the provisions of these Articles, whenever as a result of a consolidation or subdivision of shares any members would become entitled to fractions of a share, the Directors may deal with such fractions as they shall determine and in particular they may sell, on behalf of those members, the shares representing the fractions for the best price reasonably obtainable to any person and distribute the proceeds of sale in due proportion among those members (save that the Directors may in such event determine that amounts of €2.50 or less shall not be so distributed but shall be retained for the benefit of the Company), and the Directors may authorise some person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

47. REDUCTION OF CAPITAL

The Company may, by special resolution, reduce its share capital, any capital redemption reserve fund, any share premium account or any capital conversion reserve fund in any manner and with, and subject to, any incident authorised, and consent required, by law.

48. PURCHASE OF OWN SHARES

Subject to the provisions of the Acts, the requirements of the London Stock Exchange and to any rights conferred on the Holders of any class of shares, the Company may purchase all or any of its own shares of any class, including any redeemable shares, provided always that where at the time at which the Company in general meeting authorises any such purchase the Company has in issue any class of securities which are convertible into, exchangeable for or carry a right to subscribe for equity shares of the class authorised to be purchased and are listed on the Official List of the UK Listing Authority, then unless the trust deed constituting, or the terms of issue of, such securities provide for the purchase by the Company of its own equity shares, no such purchase shall be permitted without the prior consent in writing of the holders of three fourths in nominal value, or the prior sanction of a special resolution passed at a separate general meeting of the holders, of each such class of securities. The Company shall not exercise any authority granted under section 215 of the 1990 Act to make market purchases of its own shares unless the authority required by such section shall have been granted by a special resolution of the Company. Neither the Company nor the Directors shall be required to select the shares to be purchased rateably or in any other particular manner as between the Holders of shares of the same class or as between them and the Holders of shares of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares. Subject to the provisions of the Acts, the Company may cancel any shares so purchased or may hold them as treasury shares and re-issue any such treasury shares as shares of any class or classes or cancel them.

PART X - GENERAL MEETINGS

49. ANNUAL GENERAL MEETINGS

The Company shall hold in each year a general meeting as its annual general meeting in addition to any other meeting in that year and shall specify the meeting as such in the notice calling it. Not more than 15 months shall elapse between the date of one annual general meeting and that of the next.

50. EXTRAORDINARY GENERAL MEETINGS

All general meetings other than annual general meetings shall be called extraordinary general meetings.

51. CONVENING GENERAL MEETINGS

The Directors may convene general meetings. Extraordinary general meetings may also be convened on such requisition, or in default may be convened by such requisitions, and in such manner as may be provided by the Acts.

52. NOTICE OF GENERAL MEETINGS

52.1 Subject to the provisions of the Acts allowing a general meeting to be called by shorter notice, as an annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by at least 21 Clear Days' notice and all other extraordinary general meetings shall be called by at least 14 Clear Days' notice.

52.2 Any notice convening a general meeting shall specify the time and place of the meeting and, in the case of special business, the general nature of that business and, in reasonable prominence, that a member entitled to attend and vote is entitled to appoint a proxy to attend, speak and vote in his place and that a proxy need not be a member of the Company. It shall also give particulars of any Directors who are to retire at the meeting and of any persons who are recommended by the Directors for appointment or re-appointment as Directors at the meeting, or in respect of whom notice has been duly given to the Company of the intention to propose them for appointment or re-appointment as Directors at the meeting. Subject to any restrictions imposed on any shares, the notice shall be given to all the members and to the Directors and the Auditors.

52.3 The Directors may determine, in the case of members, that only members whose names are entered on the Register at the close of business on a particular day chosen by the Directors are entitled to receive notice of a general meeting, provided that such day falls not more than 21 (twenty-one) Clear Days before the day on which notice is given.

52.4 The Directors may specify in the notice of a general meeting a time by which a person's name shall be entered on the Register in order for that person to have the right to attend or vote at the meeting. The time specified shall not be more than 48 hours before the time fixed for the meeting.

52.5 The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at the meeting.

52.6 Where, by any provision contained in the Acts, extended notice is required of a resolution, the resolution shall not be effective (except where the Directors of the Company have resolved to submit it) unless notice of the intention to move it has been given to the Company not less than 28 (twenty-eight) Clear Days (or such shorter period as the Acts permit) before the meeting at which it is moved, and the Company shall give to the members notice of any such resolution as required by and in accordance with the provisions of the Acts.

PART XI - PROCEEDINGS AT GENERAL MEETINGS

53. QUORUM FOR GENERAL MEETINGS

53.1 No business other than the appointment of a chairman shall be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business. Two persons entitled to attend and to vote upon the business to be transacted, each being a member or a proxy for a member, shall be a quorum.

53.2 If such a quorum is not present within half an hour from the time appointed for the meeting, the meeting, if convened upon the requisition of members, shall be dissolved; in any other case the meeting shall stand adjourned to the same day in the next week at the same time and place, or to such other day and at such other time and place as the Directors may determine.

54. SPECIAL BUSINESS

All business shall be deemed special that is transacted at an extraordinary general meeting. All business that is transacted at an annual general meeting shall also be deemed special, with the exception of declaring a dividend, the consideration of the accounts, balance sheets and reports of the Directors and Auditors, the appointment of Directors in the place of those retiring, the fixing of the remuneration of the Directors, the re-appointment of the retiring Auditors and the fixing of the remuneration of the Auditors.

55. CHAIRMAN OF GENERAL MEETINGS

55.1 The chairman (if any) or, in his absence, the deputy chairman (if any) of the Board or, in his absence, some other Director appointed by the Directors for the purpose shall preside as chairman at every general meeting of the Company. If there is no chairman or deputy chairman of the Board and no Director has been so appointed or if none of such persons shall be present within five minutes after the time appointed for the holding of the meeting and willing to act, the Directors present shall elect one of their number to be chairman of the meeting and, if there is only one Director present and willing to act, he shall be chairman. If at any meeting no Director is present, and willing to act as chairman of the meeting, within 15 minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of the members personally present to be chairman of the meeting.

55.2 The chairman shall take such action as he thinks fit to promote the orderly conduct of general meetings. The decision of the chairman on points of order, matters of procedure or matters arising incidentally out of the business of the meeting shall be final and conclusive, as shall be, subject to his acting in good faith, his determination whether any point or matter is of such a nature. Without prejudice to the generality of the foregoing, if an amendment proposed to any resolution under consideration is in good faith ruled out of order by the chairman, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling.

56. DIRECTORS' RIGHT TO ATTEND GENERAL MEETINGS

A Director (and any other person invited by the Chairman to do so) shall be entitled, notwithstanding that he is not a member, to attend and speak at any general meeting and at any separate meeting of the Holders of any class of shares in the Company.

57. ADJOURNMENT OF GENERAL MEETINGS

57.1 The chairman, with the consent of a general meeting at which a quorum is present, may (and if so directed by the meeting, shall) adjourn the meeting to another time or place or indefinitely. The chairman may at any time without the consent of the meeting adjourn the meeting to another time or place or indefinitely if it appears to the chairman that:

(a) the number of persons present or wishing to attend cannot be conveniently accommodated in the place appointed for the meeting; or

(b) the behaviour of any persons attending the meeting prevents or is likely to prevent the orderly conduct of the business of the meeting; or

(c) an adjournment is otherwise necessary so that the business of the meeting may be properly conducted.

No business shall be transacted at any adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place.

57.2 Where a meeting is adjourned indefinitely, the time and place for the adjourned meeting shall be fixed by the Directors. When a meeting is adjourned for 14 days or more or indefinitely, at least seven Clear Days' notice shall be given specifying the time and place for the adjourned meeting and the general nature of the business to be transacted. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

PART XII - VOTING

58. DETERMINATION OF RESOLUTIONS

If a resolution is put to the vote at a general meeting, it shall be decided on a show of hands unless a poll is duly demanded in accordance with Article 59. Unless a poll is so demanded, a declaration by the chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority, and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution. The demand for a poll may be withdrawn before the poll is taken but only with the consent of the chairman, and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made.

59. ENTITLEMENT TO DEMAND POLL

59.1 Subject to the provisions of the Acts, a poll may be demanded:

(a) by the chairman of the meeting;

(b) by at least three members present (in person or by proxy) having the right to vote at the meeting;

(c) by any member or members present (in person or by proxy) representing not less than one-tenth of the total rights of all the members having the right to vote at the meeting; or

(d) by a member or members present (in person or by proxy) holding shares in the Company conferring the right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

59.2 The chairman of the meeting may also demand a poll before a resolution is put to the vote on a show of hands.

60. TAKING OF A POLL

60.1 Save as provided in Article 60.2, a poll shall be taken in such manner as the chairman directs and he may appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

60.2 A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or at such time (not being more than 30 days after the date on which the poll is demanded) and place as the chairman of the meeting may direct. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

60.3 No notice need be given of a poll not taken forthwith if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case at least seven Clear Days' notice shall be given specifying the time and place at which the poll is to be taken.

61. **VOTES OF MEMBERS**

Votes may be given either personally or by proxy. Subject to any rights or restrictions for the time being attached to any class or classes of shares and subject to any suspension or abrogation of rights pursuant to these Articles, on a show of hands every member present in person and every proxy shall have one vote, so, however, that no individual shall have more than one vote, and on a poll every member shall have one vote for every share carrying rights of which he is the Holder. On a poll a member entitled to more than one vote need not cast all his votes or cast all the votes he uses in the same way.

62. **CHAIRMAN'S CASTING VOTE**

Where there is an equality of votes at a general meeting, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to a casting vote in addition to any other vote he may have.

63. **VOTING BY JOINT HOLDERS**

Where there are joint Holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, in respect of such share shall be accepted to the exclusion of the votes of the other joint Holders; and for this purpose seniority shall be determined by the order in which the names of the Holders stand in the Register in respect of the share.

64. **VOTING BY INCAPACITATED HOLDERS**

A member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction (whether in the State or elsewhere) in matters concerning mental disorder, may vote, whether on a show of hands or on a poll, by his committee, receiver, guardian or other person appointed by that court and any such committee, receiver, guardian or other person may vote by proxy on a show of hands or on a poll provided that evidence to the satisfaction of the Directors of the authority of the person claiming to exercise the right to vote shall be deposited at the Office, or at such other place as is specified in accordance with these Articles for the deposit of instruments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised and in default the right to vote shall not be exercisable.

65. **DEFAULT IN PAYMENT OF CALLS**

Unless the Directors otherwise determine, no member shall be entitled to vote at any general meeting or any separate meeting of the Holders of any class of shares in the Company, either in person or by proxy, or to exercise any privilege as a member in respect of any share held by him unless all moneys then payable by him in respect of that share have been paid.

66. **RESTRICTION OF VOTING AND OTHER RIGHTS**

66.1 If at any time the Directors shall determine that a Specified Event (as defined in Article 66.7) shall have occurred in relation to any share or shares, they may in their absolute discretion

serve a notice to such effect on the Holder or Holders thereof. Upon the expiry of 14 days from the service of any such notice (in these Articles referred to as a "Restriction Notice") and for so long as such Restriction Notice shall remain in force:

(a) no Holder or Holders of the share or shares specified in such Restriction Notice (in these Articles referred to as "**Specified Shares**") shall be entitled in respect of the Specified Shares to attend or vote either personally or by proxy at any general meeting of the Company or at any separate general meeting of the Holders of the class of shares concerned or to exercise any other right conferred by membership in relation to any such meeting; and

(b) the Directors shall, where the Specified Shares represent not less than 0.25 per cent of the class of shares concerned, be entitled:

(i) except in a winding up of the Company, to withhold payment of any sum (including shares issuable in lieu of dividends) payable, whether by way of dividend, capital or otherwise, in respect of the Specified Shares, and the Company shall not have any obligation to pay interest on any sum so withheld; and/or

(ii) where the Specified Event concerned is the event described in Article 66.7(a) or 66.7(b), to refuse to register any transfer (other than an Approved Transfer as defined in Article 66.8) of the Specified Shares or any renunciation of any allotment of new shares or debentures made in respect of the Specified Shares.

66.2 A Restriction Notice shall be cancelled by the Directors as soon as reasonably practicable, but in any event not later than seven days, after the Holder or Holders concerned or any other relevant person shall have remedied the default by virtue of which the Specified Event shall have occurred. A Restriction Notice shall automatically cease to have effect in respect of any share comprised in an Approved Transfer upon registration thereof.

66.3 The Directors shall cause a notation to be made in the Register against the name of any Holder or Holders in respect of whom a Restriction Notice shall have been served indicating the number of Specified Shares specified in such Restriction Notice and shall cause such notation to be deleted upon cancellation or cesser of such Restriction Notice.

66.4 Every determination of the Directors and every Restriction Notice served by them pursuant to the provisions of this Article shall be conclusive as against the Holder or Holders of any share and the validity of any notice served by the Directors in pursuance of this Article shall not be questioned by any person.

66.5 If, while any Restriction Notice shall remain in force in respect of any Specified Shares, any further shares shall be issued in respect thereof pursuant to a capitalisation issue under these Articles, the Restriction Notice shall be deemed also to apply likewise to such Holder or Holders in respect of such further shares which shall as from the date of issue thereof form part of the Specified Shares for all purposes of this Article.

66.6 On the cancellation of any Restriction Notice, the Company shall pay to the Holder (or, in the case of joint Holders, the first named Holder) on the Register in respect of the Specified Shares as of the record date for any such sum all sums the payment of which shall have been withheld pursuant to the provisions of this Article.

66.7 For the purpose of these Articles, a "**Specified Event**" shall be deemed to have occurred in relation to a share if:

(a) the Holder or any of the Holders shall fail to pay any call or instalment of a call in respect of such share in the manner and at the time appointed for payment thereof;

(b) the Holder or any of the Holders or any other person shall fail to comply, to the satisfaction of the Directors and within the period prescribed by such notice, in relation to such share with the terms of any Disclosure Notice given to him under Article 11; or

(c) the Holder or any of the Holders or any other person shall fail to comply, to the satisfaction of the Directors and within the period prescribed by such notice, in relation to such share with the terms of any notice given to him pursuant to section 81 of the 1990 Act.

66.8 For the purposes of this Article:

(a) an "Approved Transfer" is a transfer of shares which:

(i) is made pursuant to acceptance of a general offer made by or on behalf of the offeror to all Holders (or all such Holders other than the offeror and nominees or subsidiaries of the offeror) of shares of any class; or

(ii) the Directors are satisfied has been made pursuant to a *bona fide* sale of the whole of the beneficial interest in the shares comprised in the transfer to a person unconnected with the Holder or with any other person appearing to be interested (within the meaning of Article 11) in such shares (and for this purpose it shall be assumed that no such sale has occurred where the relevant share transfer form presented for stamping has been stamped at a reduced rate of stamp duty by virtue of the transferor or transferee having claimed to be entitled to such reduced rate on the basis that no beneficial interest passes by the transfer); or

(iii) is made pursuant to any *bona fide* sale on any stock exchange, unlisted securities market or over-the-counter market on which shares of that class are, for the time being, normally traded.

(b) reference to a person having failed to comply with the terms of a Disclosure Notice given to him under Article 11 or a notice given to him pursuant to section 81 of the 1990 Act includes reference:

(i) to his having failed or refused to give all or any part of the information required by the notice; or

(ii) to his having given information which he knows to be false in a material particular or having recklessly given information which is false in a material particular.

66.9 The provisions of this Article are in addition to, and shall not limit, any other right or power of the Company or the Directors, including any right or power vested in the Company or the Directors by the Acts.

67. TIME FOR OBJECTION TO VOTING

No objection shall be raised to the qualification of any voter or to the counting of, or failure to count, any vote except at the meeting or adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any such objection or error shall be referred to the chairman of the meeting and shall vitiate the decision of the meeting on any resolution only if the chairman decides that the same is of sufficient magnitude to vitiate the resolution or may otherwise have affected the decision of the meeting. The decision of the chairman on such matters shall be final and conclusive.

68. APPOINTMENT OF PROXY

68.1 Every member entitled to attend and vote at a general meeting may appoint a proxy to attend, speak and vote on his behalf. The instrument appointing a proxy shall be in writing in any

usual form or in any other form which the Directors may approve and shall be executed by or on behalf of the appointor. The signature on such instrument need not be witnessed. A body corporate may execute a form of proxy under its common seal or under the hand of a duly authorised officer thereof. A proxy need not be a member of the Company.

68.2 The Directors may allow a proxy to be appointed by electronic communication or by other data transmission process, subject to any limitation, conditions or restrictions that they decide. Such appointment shall be delivered to the Company in a manner specified by the Directors. If, and to the extent that, the Directors decide to allow appointments to be made in this way, the provisions of the Articles which are inconsistent with this method of appointment shall be of no effect in relation to these appointments. The Directors may require any evidence they think appropriate to satisfy themselves that the electronic appointment is genuine and may prescribe the method of determining the time and address at which any such electronic appointment is to be treated as received by the Company.

68.3 Without limiting the foregoing, in relation to any shares which are held in uncertificated form, the Directors may from time to time, where permitted by the Regulations, permit appointments of proxy to be made by means of an electronic communication in the form of an Uncertificated Proxy Instruction, (that is, a properly authenticated dematerialised instruction and/or other instruction or notification which is sent by means of the relevant system concerned and received by such participant in that system acting on behalf of the Company as the Directors may prescribe, in such form and subject to such terms and conditions as may from time to time be prescribed by the Directors) subject always to the facilities and the requirements of the relevant system concerned and may in a similar manner permit supplements to, or amendments or revocations of, any such Uncertificated Proxy Instruction to be made by like means. The Directors may in addition prescribe the method of determining the time at which any such properly authenticated dematerialised instruction (and/or other instruction or notification) is to be treated as received by the Company or such participant. The Directors may treat any such Uncertificated Proxy Instruction which purports to be or is expressed to be sent by the holder of a share as sufficient evidence of the authority of the person sending that instruction to send it on behalf of that holder. In this Article 68.3, words and expressions shall have the same respective meanings as in the Regulations.

69. DEPOSIT OF PROXY INSTRUMENTS

The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is executed, or a copy of such authority certified notarially or in some other way approved by the Directors, shall be deposited at the Office, or at such other place or one of such other places (if any) as may be specified for that purpose in or by way of note to the notice convening the meeting or any instrument of proxy sent out by the Company in relation to the meeting, not less than 48 hours before the time appointed for the holding of the meeting or adjourned meeting or (in the case of a poll taken on a date after the date of the meeting or adjourned meeting at which the poll was demanded) for the taking of the poll at which the instrument of proxy is to be used, and in default shall not be treated as valid; provided that:

(a) in the case of a meeting which is adjourned to a date which is after but less than seven days after the date of the meeting which was adjourned or in the case of a poll which is to be taken on a date which is after but less than seven days after the date of the meeting or adjourned meeting at which the poll was demanded, it shall be sufficient if the instrument of proxy and any such authority and certification thereof as aforesaid is lodged with the Secretary at the commencement of the adjourned meeting or (as the case may be) of the taking of the poll; and

(b) an instrument of proxy relating to more than one meeting (including any adjournment thereof) having once been so delivered for the purposes of any meeting shall not require to be delivered again for the purposes of any subsequent meeting to which it relates.

70. **EFFECT OF PROXY INSTRUMENTS**

Deposit of an instrument of proxy in respect of a meeting shall not preclude a member from attending the meeting or any adjournment thereof. The instrument appointing a proxy shall be valid, unless the contrary is stated therein, as well for any adjournment of the meeting as for the meeting to which it relates.

71. **EFFECT OF REVOCATION OF PROXY OR OF AUTHORISATION**

71.1 A vote given or poll demanded in accordance with the terms of an instrument of proxy shall be valid notwithstanding the death or insanity of the principal, or the revocation of the instrument of proxy or of the authority under which the instrument of proxy was executed, or the transfer of the share in respect of which the instrument of proxy was given, provided that no notice in writing of such death, insanity, revocation or transfer shall have been received by the Company at the Office or at such other place or one of such other places (if any) at which the instrument of proxy could have been duly deposited in order to be valid for use at the meeting or adjourned meeting (or, in the case of the revocation of a proxy, where the appointment of the proxy was contained in an electronic communication, at the address at which such appointment was duly received) at least 24 hours before the time appointed for the holding of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for the taking of the poll at which the instrument of proxy is to be used.

71.2 The Directors may send, at the expense of the Company, by post or otherwise, to the members instruments of proxy (with or without arrangements for their return prepaid) for use at any general meeting or at any class meeting, either in blank or nominating any Director or other person and, if thought fit, any other person or persons in the alternative. If for the purposes of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the expense of the Company, such invitations shall be issued to all (and not to some only) of the members entitled to be sent a notice of the meeting and to vote thereat by proxy, but the accidental omission to issue such invitations to, or the non receipt of such invitation by, any member, shall not invalidate the proceedings at any such meeting.

72. **BODIES CORPORATE ACTING BY REPRESENTATIVES AT MEETINGS**

Any body corporate which is a member of the Company may by resolution of its Directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company and the person so authorised shall be entitled to exercise the same powers on behalf of the body corporate which he represents as that body corporate could exercise if it were an individual member of the Company. The body corporate shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present at it, and all references to attendance and voting in person shall be construed accordingly. A Director, the Secretary or some person authorised for the purpose by the Secretary may require the representative to produce a certified copy of the resolution so authorising him or such other evidence of his authority reasonably satisfactory to them before permitting him to exercise his powers. A vote given or poll demanded by the representative shall be valid notwithstanding that the representative is for any reason no longer authorised to represent the body corporate, provided that no intimation in writing of the fact that the representative is no longer authorised shall have been received by the Company at the place or any of the places and within the time period applicable to notice of revocation of proxies under Article 71.1.

PART XIII - DIRECTORS

73. **NUMBER OF DIRECTORS**

73.1 Unless otherwise determined by Company in general meeting, the number of Directors shall not be more than 9 (nine) or less than 2 (two).

73.2 The continuing Directors may act notwithstanding any vacancy in their body, provided that if the number of the Directors is reduced below the number fixed by or pursuant to these Articles as the minimum number of Directors or the quorum of the Directors, the remaining Director or Directors may act only for the purpose of filling vacancies or of summoning a general meeting for the purpose of appointing Directors, but if there be no Director or Directors able or willing to act, then any two members may summon a general meeting for the purpose of appointing Directors. Subject to the provisions of the Acts and of these Articles, any additional Director so appointed shall retire at the annual general meeting of the Company next following such appointment and shall then be eligible for re-appointment.

74. SHARE QUALIFICATION

A Director shall not require a share qualification.

75. ORDINARY REMUNERATION OF DIRECTORS

The ordinary remuneration of the Directors shall not exceed €500,000 per annum or such other amount as may be determined from time to time by an ordinary resolution of the Company and shall be divisible (unless such resolution shall provide otherwise) among the Directors as they may agree, or, failing agreement, equally, except that any Director who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled only to rank in such division for a proportion of the remuneration related to the period during which he has held office. Any sums payable pursuant to this Article shall be distinct from any salary, remuneration or other amounts payable to a Director pursuant to any other Article and shall accrue from day to day.

76. SPECIAL REMUNERATION OF DIRECTORS

Any Director who holds any additional office (including for this purpose the office of chairman or deputy chairman whether or not such office is held in an executive capacity), who serves on any committee or who otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration by way of salary, commission, participation in profits or otherwise as the Directors may determine.

77. EXPENSES OF DIRECTORS

The Directors may be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or of committees of Directors or of general meetings or of separate meetings of the Holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties.

PART XIV - ALTERNATE DIRECTORS

78. ALTERNATE DIRECTORS

78.1

(a) Each Director (other than an alternate Director) may, by notice in writing delivered to the Secretary at the Office, or in any other manner approved by the Directors, appoint any other Director, or any person approved for that purpose by the Directors and willing to act, to be his alternate.

(b) No appointment of an alternate Director who is not already a Director shall be effective until his consent to act as a Director in the form prescribed by the Act has been received at the Office.

(c) An alternate Director need not hold a share qualification and shall not be counted in reckoning any maximum or minimum number of Directors allowed by these Articles.

(d) A Director may, by notice in writing delivered to the Secretary at the Office, revoke at any time the appointment of any alternate appointed by him.

78.2 Every alternate Director shall (subject to his giving to the Company an address at which notices may be served on him) be entitled to receive notice of all meetings of the Directors and (subject to the approval of the Directors) of all meetings of committees of the Directors of which his appointor is a member and, in the absence from such meetings of his appointor, to attend and vote at such meetings and to be counted in the quorum and to exercise all the powers, rights, duties and authorities of his appointor. A Director or other person acting as alternate Director shall have a separate vote at such meetings for each Director for whom he acts as alternate Director (which shall, in the case of a Director acting as alternate, be in addition to his own vote as a Director), but he shall count as only one for the purpose of determining whether a quorum is present.

78.3 Every person acting as an alternate Director shall be an officer of the Company, shall alone be responsible to the Company for his own acts and defaults and shall not be deemed to be the agent of the Director appointing him.

78.4 An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements with the Company and to be repaid expenses and to be indemnified to the same extent mutatis mutandis as if he were a Director. However, he shall not be entitled to receive from the Company any fees for his services as alternate, except only such part (if any) of the fee payable to his appointor as such appointor may by notice in writing to the Company direct. Subject to this Article, the Company shall pay to an alternate Director such expenses as might properly have been paid to him if he had been a Director.

78.5 An alternate Director shall cease to be an alternate Director:

(a) if his appointor revokes his appointment; or

(b) if his appointor ceases for any reason to be a Director, provided that if any Director retires at an annual general meeting but is re-appointed or deemed to be re-appointed at the same meeting, any valid appointment of an alternate Director which was in force immediately before his retirement shall remain in force; or

(c) if any event happens in relation to him which, if he were a Director otherwise appointed, would cause him to vacate office.

PART XV - POWERS OF DIRECTORS

79. DIRECTORS' POWERS

Subject to the provisions of the Acts, the memorandum of association of the Company and these Articles and to any directions given by the members by ordinary resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the memorandum of association of the Company or of these Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Article shall not be limited by any special power given to the Directors by these Articles and a meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

80. DELEGATION TO A DIRECTOR

The Directors may entrust to and confer upon a Director any of the powers, authorities and discretions exercisable by them (with power to sub-delegate) upon such terms and subject to such conditions and with such restrictions as they think fit, and either collaterally with or to the exclusion of their own powers and may from time to time revoke, withdraw, alter or vary all or any of such powers.

81. DELEGATION TO COMMITTEES

81.1 The Directors may delegate any of their powers, authorities and discretions (with power to sub-delegate) for such time, upon such terms and subject to such conditions and with such restrictions as they think fit to any committee consisting of one or more Directors and (if thought fit) one or more other persons, provided that:

(a) a majority of the members of a committee shall be Directors;

(b) and no resolution of a committee shall be effective unless a majority of those present when it is passed are Directors or alternate Directors.

81.2 The Directors may confer such powers either collaterally with, or to the exclusion of and in substitution for, all or any of the powers of the Directors in that respect and may from time to time revoke, withdraw, alter or vary any of such powers and discharge any such committee in whole or in part. Insofar as any power, authority or discretion is so delegated, any reference in these Articles to the exercise by the Directors of such power, authority or discretion shall be construed as if it were a reference to the exercise of such power, authority or discretion by such committee.

82. APPOINTMENT OF ATTORNEYS

The Directors may, from time to time and at any time by power of attorney under seal, appoint any company, firm or person or fluctuating body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit. Any such power of attorney may contain such provisions for the protection of persons dealing with any such attorney as the Directors may think fit and may authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

83. LOCAL MANAGEMENT

The Directors may establish any local or divisional boards or agencies for managing any of the affairs of the Company in any specified locality, either in the State or elsewhere, and may appoint any persons to be members of any such local or divisional board or agency and may fix their remuneration and may delegate to any local or divisional board or agent any of the powers, authorities and discretions vested in the Directors with power to sub-delegate and any such appointment or delegation may be made upon such terms and subject to such conditions as the Directors may think fit, and the Directors may remove any person so appointed, and may annul or vary any such delegation, but no person dealing in good faith with any such committee, local board or agency, without notice of any such removal, annulment or variation, shall be affected thereby. The Directors may confer such powers either collaterally with, or to the exclusion of and in substitution for, all or any of the powers of the Directors in that respect and may from time to time revoke, withdraw, alter or vary all or any of such powers. Subject to any terms and conditions expressly imposed by the Directors, the proceedings of any local or divisional board or agency with two or more members shall be governed by such of these Articles as regulate the proceedings of the Directors, so far as they are capable of applying.

84. USE OF DESIGNATION "DIRECTOR"

The Directors may from time to time appoint any person to any office or employment having a designation or title including the word "director" or attach to any existing office or employment with the Company such a designation or title and may at any time determine any such appointment or the use of any such designation or title. The inclusion of the word "director" in the designation or title of any such office or employment with the Company shall not imply that the holder thereof is a Director of the Company nor shall such holder thereby be empowered in any respect to act as a Director of the Company or to be deemed to be a Director for any of the purposes of these Articles.

85. **BORROWING POWERS**

The Directors may exercise all the powers of the Company to borrow or raise money and to mortgage or charge its undertaking, property, assets, and uncalled capital or any part thereof and, subject to Part III of the 1983 Act, to issue debentures, debenture stock and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party, up to an amount equal to the greater of 4 times the net asset value of the Company and €280,000,000 (or such increased amount as is sanctioned by shareholders in general meeting).

86. **EXECUTION OF NEGOTIABLE INSTRUMENTS**

All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, by such person or persons and in such manner as the Directors shall determine from time to time by resolution.

PART XVI - APPOINTMENT AND RETIREMENT OF DIRECTORS

87. **RETIREMENT AT ANNUAL GENERAL MEETINGS**

87.1 At the first and every subsequent annual general meeting of the Company, one third of the Directors who are subject to retirement by rotation or, if their number is not three or a multiple of three, the nearest number to one third shall retire from office but unless such Directors fall within Article 87.2 below each such Director shall be eligible for re-appointment.

87.2 A Director shall also retire at any annual general meeting if he has agreed to do so (whether in accordance with the terms of his appointment or otherwise) and, unless the Directors have agreed otherwise, he shall not be eligible for re-appointment.

88. **RE-APPOINTMENT OF RETIRING DIRECTOR**

The Company at the meeting at which a Director retires under any provision of these Articles may by ordinary resolution fill the office being vacated by appointing thereto the retiring Director (if eligible for re-appointment) or some other person eligible for appointment. In the absence of such a resolution, the retiring Director shall nevertheless be deemed to have been re-appointed except in any of the following cases:

(a) where at such meeting a resolution for the re-appointment of such Director is put to the meeting and lost, or it is expressly resolved not to fill the office being vacated;

(b) where such Director is ineligible for re-appointment or has given notice in writing to the Company that he is unwilling to be re-appointed; or

(c) where a resolution to elect such Director is void by reason of contravention of Article 92.

89. **POSITION OF RETIRING DIRECTOR**

A Director who retires at an annual general meeting and is not re-appointed (or deemed to have been re-appointed pursuant to these Articles) shall retain office until the end of the meeting except where a resolution is passed to elect another person in his place or a resolution for his re-appointment is put to the meeting and lost. Accordingly, a retiring Director who is re-appointed (or deemed to have been re-appointed) will continue in office without a break.

90. ELIGIBILITY FOR APPOINTMENT

No person other than a Director retiring at the meeting shall be appointed or re-appointed a Director at any general meeting unless he is recommended by the Directors or, not less than seven nor more than 42 days before the date appointed for the meeting, notice executed by a member qualified to vote at the meeting has been given to the Company of the intention to propose that person for appointment stating whether the person is proposed as an additional Director or to replace a Director who is retiring or being removed and the particulars which would be required, if he were so appointed, to be included in the Company's register of Directors, together with notice executed by that person of his willingness to be appointed.

91. APPOINTMENT OF ADDITIONAL DIRECTORS

91.1 Subject as aforesaid, the Company by ordinary resolution may appoint a person to be a Director either to fill a vacancy or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with these Articles as the maximum number of Directors.

91.2 The Directors may appoint a person who is willing to act to be a Director, either to fill a vacancy or as an additional Director, provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with these Articles as the maximum number of Directors. Subject to the provisions of the Acts and of these Articles, a Director so appointed shall retire at the next following annual general meeting and shall then be eligible for re-appointment.

92. RESOLUTION FOR APPOINTMENT

A resolution for the appointment of two or more persons as Directors by a single resolution shall not be moved at any general meeting unless a resolution that it shall be so moved has first been passed by the meeting without any vote being given against it; and any resolution moved in contravention of this provision shall be void.

PART XVII - DISQUALIFICATION AND REMOVAL OF DIRECTORS

93. DISQUALIFICATION OF DIRECTORS

93.1 The office of a Director shall be vacated automatically if:

(a) he ceases to be a Director by virtue of any provision of the Acts or he becomes prohibited by law from being a Director or a declaration in respect of him is made by the court pursuant to section 150 of the 1990 Act; or

(b) if he is adjudicated bankrupt, or any event equivalent or analogous thereto occurs, in the State or any other jurisdiction or he makes any arrangement or composition with his creditors generally; or

(c) in the opinion of a majority of his co-Directors, he becomes incapable by reason of mental disorder of discharging his duties as a Director; or

(d) (without committing a breach of any contract between him and the Company) he resigns his office by notice to the Company; or

(e) he is convicted of an indictable offence, unless the Directors otherwise determine; or

(f) he shall have been absent for more than six consecutive months without permission of the Directors from meetings of the Directors held during that period and his alternate Director (if any) shall not have attended any such meeting in his place during such period, and the Directors pass a resolution that by reason of such absence he has vacated office; or

(g) he is required in writing by all his co-Directors to resign.

93.2 A Director shall not be required to retire at any time on account of age.

94. **REMOVAL OF DIRECTORS**

The Company may, by ordinary resolution of which extended notice has been given in accordance with the provisions of the Acts, remove any Director before the expiry of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director and may, if thought fit, by ordinary resolution appoint another Director in his stead. Any person so appointed shall be subject to retirement at the same time as if he had been appointed a Director on the date on which and in the manner in which the Director in whose place he is appointed was last appointed or re-appointed a Director. Nothing in this Article shall be taken as depriving a person removed hereunder of compensation or damages payable to him in respect of the termination of his appointment as Director or of any other appointment terminating with his appointment as Director.

PART XVIII - DIRECTORS' OFFICES AND INTERESTS

95. **EXECUTIVE OFFICES**

95.1 The Directors may appoint one or more of their body to the office of managing director or joint managing director or to any other executive office under the Company (including, where considered appropriate, the office of chairman or deputy chairman) on such terms and for such period as they may determine and, without prejudice to the terms of any contract entered into in any particular case, may revoke any such appointment at any time.

95.2 A Director holding any such executive office shall receive such remuneration, whether in addition to or in substitution for his ordinary remuneration as a Director and whether by way of salary, commission, participation in profits or otherwise or partly in one way and partly in another, as the Directors may determine.

95.3 The appointment of any Director to the office of chairman, deputy chairman, managing director or joint managing director shall determine automatically if he ceases to be a Director but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

95.4 The appointment of any Director to any other executive office shall not determine automatically if he ceases from any cause to be a Director unless the contract or resolution under which he holds office shall expressly state otherwise, in which event such determination shall be without prejudice to any claim for damages for breach of any contract of service between him and the Company.

96. **DIRECTORS MAY HAVE INTERESTS**

96.1 Subject to the provisions of the Acts and provided that he has complied with Articles 97 and 98, a Director, notwithstanding his office:

(a) may be a party to, or otherwise interested in, any contract, arrangement, transaction or proposal with the Company or any subsidiary or associated company thereof or in which the Company or any subsidiary or associated company thereof is otherwise interested;

(b) may hold any other office or place of profit under the Company (except that of auditor or of auditor of a subsidiary of the Company) in conjunction with his office of Director, and may act by himself or through his firm in a professional capacity for the Company, and in any such case on such terms as to remuneration and otherwise as the Directors shall arrange;

(c) may be a director or other officer of, or employed by, or a party to any contract, arrangement, transaction or proposal with, or otherwise interested in, any body corporate promoted by the Company or in which the Company or any subsidiary or associated company of the Company is otherwise interested; and

(d) shall not be accountable, by reason of his office, to the Company for any profit, remuneration or other benefit which he derives from any such contract, arrangement, transaction, proposal, office, place of profit or employment or from any interest in any such body corporate;

and no such contract, arrangement, transaction or proposal entered into by or on behalf of the Company in which any Director is in any way interested shall be liable to be avoided on account of such interest.

97. DISCLOSURE OF INTERESTS BY DIRECTORS

97.1 A Director who is in any way, whether directly or indirectly, interested in any contract, arrangement, transaction or proposal with the Company shall declare the nature of his interest at the meeting of the Directors at which the question of entering into the contract, arrangement, transaction or proposal is first considered, or, if the Director was not at the date of that meeting interested therein, at the next meeting of the Directors held after he became so interested, and, in a case where the Director becomes interested in a contract, arrangement, transaction or proposal after it is made, at the first meeting of the Directors held after he becomes so interested.

97.2 A copy of every declaration made and notice given under this Article shall be entered within three days after the making or giving thereof in a book kept for this purpose. Such book shall be open for inspection without charge by any Director, Secretary, Auditor or member of the Company at the Office and shall be produced at every general meeting of the Company and at any meeting of the Directors if any Director so requests in sufficient time to enable the book to be available at the meeting.

97.3 For the purposes of this Article:

(a) a general notice given to the Directors that a Director is to be regarded as having an interest of the nature and extent specified in the notice in any contract, arrangement, transaction or proposal in which a specified person or class of persons is interested shall be deemed to be a disclosure that the Director has an interest in any such contract, arrangement, transaction or proposal of the nature and extent so specified;

(b) and an interest of which a Director has no knowledge and of which it would be unreasonable to expect him to have knowledge shall not be treated as an interest of his.

98. INTERESTED DIRECTOR NOT TO VOTE OR COUNT FOR QUORUM

98.1 Save as otherwise provided by these Articles, a Director shall not vote at a meeting of the Directors or a committee of Directors on any resolution concerning a matter in which he has an interest which (together with any interest of any person connected with him within the meaning of Article 98.5(a)) is to his knowledge material (otherwise than by virtue of his interests in shares or debentures or other securities of or otherwise in or through the Company). A Director shall not be counted in the quorum present at a meeting in relation to any such resolution on which he is not entitled to vote.

98.2 A Director shall be entitled (in the absence of any other material interest than is indicated below) to vote (and to be counted in the quorum) in respect of any resolution concerning any of the following matters, namely:

(a) the giving of any security, guarantee or indemnity to him in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings;

(b) the giving of any security, guarantee or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(c) any proposal concerning any offer of shares or debentures or other securities of or by the Company or any of its subsidiary undertakings in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(d) any proposal concerning any other company in which he (together with any persons connected with him within the meaning of Article 98.5(a)) does not to his knowledge have an interest (as that term is used in Chapter 2 of Part IV of the 1990 Act) in one per cent or more of either any class of the equity share capital of, or the voting rights in, such company;

(e) any proposal relating to any arrangement for the benefit of employees of the Company or any of its subsidiary undertakings which does not award him any privilege or benefit not generally awarded to the employees to which such arrangement relates; or

(f) any proposal concerning the giving of any indemnity to the Directors or any of them pursuant to Article 144 or the discharge of the cost of any insurance which the Company proposes to maintain or purchase for the benefit of the Directors or any of them or for the benefit of persons who include the Directors or any of them.

98.3 Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employments with the Company or any company in which the Company is interested, such proposals may be divided and considered in relation to each Director separately and in such case each of the Directors concerned (if not debarred from voting under Article 98.2(d)) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

98.4 If any question shall arise at any meeting of the Directors as to the materiality of the interest of a Director (other than the chairman of the meeting) or as to the entitlement of any Director (other than such chairman) to vote or be counted in the quorum, and such question is not resolved by his voluntarily agreeing to abstain from or not to be counted in the quorum, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned as known to such Director has not been fully disclosed to the Directors. If any question as aforesaid shall arise in respect of the chairman of the meeting such question shall be decided by resolution of the Directors (for which purpose such chairman shall be counted in the quorum but shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such chairman as known to such chairman has not been fully disclosed to the Directors.

98.5 For the purposes of this Article:

(a) section 26 of the 1990 Act shall apply for the purposes of determining whether a person is connected with a Director except that in Article 98.5(b) a person who is a child (not being a minor child), parent, brother or sister of a Director shall not by virtue only of that relationship be deemed to be connected with the Director; and

(b) in relation to an alternate Director, an interest of his appointor shall be treated as an interest of the alternate Director.

98.6 Subject to the Acts, the Company may by ordinary resolution suspend or relax the provisions of this Article to any extent or ratify any transaction not duly authorised by reason of a contravention of this Article.

99. **EXERCISE OF RIGHTS IN OTHER COMPANIES**

Subject to the provisions of these Articles and the Acts, the Directors may exercise or procure the exercise of the rights conferred by the shares in any other company held or owned by the Company, and may exercise any rights to which they are entitled as directors of such other company, in such manner as they shall in their absolute discretion think fit, including the exercise thereof in favour of any resolution appointing themselves or any of them as directors, officers or servants of such other company, and fixing their remuneration as such, and may vote as directors of the Company in connection with any of the matters aforesaid.

100. **ENTITLEMENT TO GRANT PENSIONS**

The Directors may provide benefits, whether by way of pensions, gratuities or otherwise, for any Director, former Director or other officer or former officer of the Company or to any person who holds or has held any employment with the Company or with any body corporate which is or has been a subsidiary undertaking or associated company of the Company or a predecessor in business of the Company or of any such subsidiary undertaking or associated company and to any member of his family or any person who is or was dependent on him and may set up, establish, support, alter, maintain and continue any scheme or arrangement for providing all or any such benefits and for such purposes any Director accordingly may be, become or remain a member of, or rejoin, any scheme or arrangement and receive or retain for his own benefit all benefits to which he may be or become entitled thereunder. The Directors may pay out of the funds of the Company any premiums, contributions or sums payable by the Company under the provisions of any such scheme or arrangement in respect of any of the persons or class of persons above referred to who are or may be or become members thereof.

PART XIX - PROCEEDINGS OF DIRECTORS

101. **CONVENING AND REGULATION OF DIRECTORS' MEETINGS**

Subject to the provisions of these Articles, the Directors may regulate their proceedings as they think fit. A Director may, and the Secretary at the request of a Director shall, call a meeting of the Directors. Any Director may waive notice of any meeting and any such waiver may be retrospective. Notice of a meeting of the Directors shall be deemed to be duly given to a Director if it is given to him personally or by word of mouth or sent in writing by delivery, post, cable, telegram, telex, telefax, electronic mail or any other means of communication approved by the Directors to him at his last known address or any other address given by him to the Company for this purpose. The Directors may make regulations for the giving of notice of a meeting of the Directors in such circumstances and subject to such conditions and requirements as they think fit. A Director absent or intending to be absent from the State may request the Directors in writing that notices of meetings of the Directors shall during his absence be sent in writing to him at his last known address or any other address given by him to the Company for this purpose, but in the absence of any such request or in the case where oral notice only is given of a meeting of the Directors, it shall not be necessary to give notice of a meeting of the Directors to any Director who is for the time being absent from the State.

102. **QUORUM FOR DIRECTORS' MEETINGS**

The quorum for the transaction of the business of the Directors may be fixed by the Directors and unless so fixed at any other number shall be two. Any Director who ceases to be a Director at a meeting of the Directors may continue to be present and to act as a Director and be counted in the quorum until the termination of that meeting if no other Director objects and if otherwise a quorum would not be present.

103. VOTING AT DIRECTORS' MEETINGS

103.1 Questions arising at any meeting of Directors shall be decided by a majority of votes. Where there is an equality of votes, the chairman of the meeting shall have a second or casting vote.

103.2 Subject as hereinafter provided, each Director present shall have one vote and in addition to his own vote shall be entitled to one vote in respect of each other Director not present at the meeting who shall have authorised him in respect of such meeting to vote for such other Director in his absence. Any such authority may relate generally to all meetings of the Directors or to any specified meeting or meetings and shall be in writing and may be sent by delivery, post, cable, telegram, telex, telefax, electronic mail or any other means of communication approved by the Directors and may bear a printed or facsimile signature of the Director giving such authority. The authority must be delivered to the Secretary for filing prior to, or shall be produced at, the first meeting at which a vote is to be cast pursuant thereto provided that no Director shall be entitled to any vote at a meeting on behalf of another Director pursuant to this Article if the other Director shall have appointed an alternate Director and that alternate Director is present at the meeting at which the Director proposes to vote pursuant to this Article.

104. TELECOMMUNICATION MEETINGS

104.1 For the purpose of these Articles, the contemporaneous linking together by telephone or other means of telecommunication of a number of Directors not less than the quorum shall be deemed to constitute a meeting of the Directors and all the provisions in these Articles as to meetings of the Directors shall apply to such a meeting, provided that:

(a) each of the Directors taking part in such a meeting is able to hear, and speak to, each of the other Directors taking part; and

(b) at the commencement of such a meeting each Director must acknowledge his presence and that he accepts that the proceedings shall be deemed to be a meeting of the Directors.

104.2 A Director may not cease to take part in such a meeting by disconnecting his telephone or other means of communication unless he has previously obtained the express consent of the chairman of the meeting, and a Director shall be conclusively presumed to have been present and to have formed part of the quorum at all times during the meeting unless he has previously obtained the express consent of the chairman of the meeting to leave the meeting.

104.3 Such a meeting shall be deemed to take place where the largest group of those participating is assembled, or if there is no such group, where the chairman of the meeting is present.

104.4 A minute of the proceedings at such meeting by telephone or other means of communication shall be sufficient evidence of such proceedings and of the observance of all necessary formalities if certified as a correct minute by the chairman of the meeting.

104.5 The provisions of this Article shall apply, mutatis mutandis, to meetings of committees of the Directors.

105. CHAIRMAN OF MEETINGS OF DIRECTORS

If no chairman is appointed under Article 95, the Directors may appoint one of their number to be chairman, and if no deputy chairman is appointed under that Article the Directors may appoint one of their number to be deputy chairman; and they may remove from office at any time any chairman or deputy chairman appointed under the foregoing provisions of this Article. The chairman of the meetings of the Directors shall be the chairman, if any, appointed under Article 95or the foregoing provisions of this Article and in his absence the deputy chairman, if any, so appointed. If neither chairman nor deputy chairman is appointed under Article 95and neither chairman nor deputy chairman is elected under the foregoing provisions of this Article, or no such person is present at any meeting of the Directors within five minutes after the time

appointed for holding such meeting, the Directors present may choose one of their number to be chairman of the meeting. References in this Article to "deputy chairman" shall be construed as including, in the absence of an appointment of someone with that specific title, a person appointed to an office known by another title which, at or before the time of his appointment or election as such, is designated by the Directors as being equivalent to the office of deputy chairman.

106. PROCEEDINGS OF COMMITTEES

The meetings and proceedings of any committee or sub-committee of the Directors consisting of two or more members shall be governed *mutatis mutandis* by the provisions of these Articles regulating the meetings and proceedings of the Directors so far as the same are not superseded by any regulations made by the Directors. Any committee or sub-committee so formed shall in the exercise of the powers or discretions so delegated conform to any regulations which may from time to time be imposed by the Directors.

107. VALIDITY OF ACTS OF DIRECTORS

All acts done by any meeting of the Directors or of a committee of Directors or by any person acting as a Director, alternate Director or member of a committee shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any person or persons acting as aforesaid, or that they or any of them were disqualified from holding office or were not entitled to vote or had vacated office, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director and had been entitled to vote.

108. DIRECTORS' RESOLUTIONS IN WRITING

A resolution in writing signed by all the Directors entitled to receive notice of a meeting of Directors or of a committee of Directors shall be as valid as if it had been passed at a meeting of Directors or (as the case may be) a committee of Directors duly convened and held and may consist of several documents in the like form each signed by one or more Directors, and such resolution when duly signed may be delivered or transmitted (unless the Directors shall otherwise determine either generally or in any specific case) by facsimile transmission or some other similar means of transmitting the contents of documents. A resolution signed by an alternate Director need not also be signed by his appointor and, if it is signed by a Director who has appointed an alternate Director, it need not be signed by the alternate Director in that capacity.

PART XX - SECRETARY

109. APPOINTMENT OF SECRETARY

Subject to the provisions of the Acts, the Secretary shall be appointed by the Directors for such term, at such remuneration and upon such conditions as they may think fit and any Secretary so appointed may be removed by them, but without prejudice to any claim for damages for breach of any contract of service between him and the Company. If thought fit, two or more persons may be appointed joint secretaries. Anything required or authorised by the Acts or these Articles to be done by or to the Secretary may be done, if the office is vacant or there is for any other reason no Secretary readily available and capable of acting, by or to any assistant or acting Secretary appointed by the Directors or, if there is no assistant or acting secretary readily available and capable of acting, by or to any officer of the Company authorised generally or specially in that behalf by the Directors.

110. PERSON ACTING AS DIRECTOR AND SECRETARY

Any provision of the Acts or these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as a Director and as, or in the place of, the Secretary.

PART XXI - SEAL

111. USE OF SEAL

The Directors shall ensure that the Seal (including any official securities seal kept pursuant to the Acts) shall be used only by the authority of the Directors or of a duly authorised committee of the Directors.

112. SIGNATURE OF SEALED INSTRUMENTS

Every instrument to which the Seal (including any such official securities seal) shall be affixed shall be signed by a Director and shall also be signed by the Secretary or by a second Director or by some other person appointed for the purpose by the Directors or a duly authorised committee of the Directors save that as regards any certificates for shares or debentures or other securities of the Company the Directors or such a Committee may determine by resolution either generally or in any particular case (and subject to such restrictions as the Directors may determine) that such signatures or either of them shall be dispensed with, or be printed thereon or affixed thereto by some method or system of mechanical signature.

113. OFFICIAL SEAL FOR USE ABROAD

The Company may exercise the powers conferred by the Acts with regard to having an official seal for use abroad and such powers shall be vested in the Directors.

114. SAFE CUSTODY

The Directors shall provide for the safe custody of the Seal and of every other seal of the Company.

PART XXII - DIVIDENDS AND RESERVES

115. DECLARATION OF DIVIDENDS

Subject to the provisions of the Acts and the terms of these Articles, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the Directors.

116. INTERIM AND FIXED DIVIDENDS

Subject to the provisions of the Acts the terms of these Articles the Directors may declare and pay such interim dividends as appear to them to be justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the Directors may declare and pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but subject always to any restrictions for the time being in force (whether under these Articles, under the terms of issue of any shares or under any agreement to which the Company is a party, or otherwise) relating to the application, or the priority of application, of the Company's profits available for distribution or to the declaration or (as the case may be) the payment of dividends by the Company. Subject as aforesaid, the Directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment. If the Directors act in good faith they shall not incur any liability to the Holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim or fixed dividend on any shares having deferred or non-preferred rights.

117. PAYMENT OF DIVIDENDS

Except as otherwise provided by the rights attached to shares by the terms of issue thereof or by these Articles, all dividends shall be declared and paid according to the amounts paid on

the shares on which the dividend is paid. Subject as aforesaid, all dividends shall be apportioned and paid proportionately to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid; but, if any share is issued on terms providing that it shall rank for dividend as from a particular date, such share shall rank for dividend accordingly.

118. **DEDUCTIONS FROM DIVIDENDS**

The Directors may deduct from any dividend or other moneys payable to any member in respect of a share all sums of moneys (if any) presently payable by him to the Company in relation to shares of the Company.

119. **DIVIDENDS IN SPECIE**

Any general meeting declaring a dividend or bonus may direct, upon the recommendation of the Directors, that it shall be satisfied wholly or partly by the distribution of assets (and, in particular, of paid up shares, debentures or debenture stock of any other company or in any one or more of such ways) and the Directors shall give effect to such resolution. Where any difficulty arises in regard to the distribution, the Directors may settle the same as they think expedient and in particular may issue fractional certificates and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any members upon the footing of the value so fixed in order to adjust the rights of all the parties and may vest any such specific assets in trustees upon trust for the persons entitled to the dividend as the Directors think expedient, and generally may make such arrangements for the allotment, acceptance and sale of such specified assets or fractional certificates, or any part thereof, and otherwise as they think fit.

120. **MODE OF PAYMENT OF DIVIDENDS OR OTHER MONEYS**

120.1 The Company may pay any dividend, interest or other moneys payable in cash in respect of shares by cheque, warrant, direct debit, bank transfer, any other method (including electronic media) as the Directors may consider appropriate, or (if so authorised by the holders of shares in uncertificated form) using the facilities of a relevant system (subject to the facilities and requirements of the relevant system) and may remit the same by post or other delivery service to the registered address of the Holder or person entitled thereto or, in the case of joint Holders, to the registered address of the joint Holder whose name stands first in the Register, or, in the case of two or more persons being entitled to a dividend, interest or other money in consequence of the death or bankruptcy of the Holder, to any one of such persons, or to such person and to such address as the Holder or joint Holders of such other persons may in writing direct. In the case of a Holder who is also an employee of the Company or any of its subsidiaries, the Company may remit any dividend, interest or other moneys as aforesaid to such Holder through the Company's internal postal arrangements. Every cheque, warrant or other form of payment is sent or made at the risk of the person entitled to the moneys represented by it. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent, or to such person as the Holder or joint Holders or other person entitled thereto may in writing direct, and the payment of such cheque or warrant shall be a good discharge to the Company. Where the Company pays any dividend, interest or other moneys as aforesaid by any method other than cheque or warrant, the debiting of the Company's account in respect of the appropriate amount shall be deemed a good discharge of the Company's obligation to pay such dividend, interest or other moneys. Any one of two or more joint Holders or persons entitled to a dividend, interest or other moneys in consequence of the death or bankruptcy of the Holder may give effective receipts for any dividends, interest or other moneys payable in respect of the share held by him as joint Holder or to which he is jointly entitled as aforesaid.

120.2 The Directors may, at their discretion, make arrangements to enable a Depositary or any such other member or members as the Directors shall from time to time determine to receive duly declared dividends in any currency or currencies other than the currency in which such dividends are declared. For the purposes of the calculation of the amount receivable in respect of any dividend, the rate of exchange to be used to determine the equivalent in any

such other currency of any sum payable as a dividend shall be such rate or rates, and the payment thereof shall be on such terms and conditions, as the Directors may in their absolute discretion determine.

121. **DIVIDENDS NOT TO BEAR INTEREST**

No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.

122. **SHARES IN LIEU OF CASH DIVIDEND**

122.1 The Directors may from time to time at their discretion, with or subject to the sanction of an ordinary resolution of the Company, offer to the Holders of ordinary shares in the Company (in this Article "**Shareholders**") the right to elect to receive an allotment of additional ordinary shares, credited as fully paid, instead of cash in respect of all or part of any cash dividend or dividends specified by such resolution or such part of such dividend or dividends as the Directors may determine. In any such case, the following provisions shall apply:

(a) Any such resolution may specify a particular dividend or dividends or may specify all or any dividends falling to be declared or paid during a specified period being a period expiring not later than the conclusion of the annual general meeting held in the fifth year after the year in which the resolution is passed.

(b) The basis of the allotment shall be determined by the Directors so that, as nearly as may be considered convenient in the Directors' absolute discretion but subject to section 27 of the 1983 Act, the value (calculated by reference to the Average Quotation) of the additional ordinary shares (in this Article "**New Ordinary Shares**") (excluding any fractional entitlement) to be allotted instead of any cash amount (disregarding any tax credit) of dividend shall equal such amount. For such purpose the "**Average Quotation**" of a New Ordinary Share shall be the average of the five amounts resulting from determining whichever of the following ((i), (ii), (iii) or (iv) specified below) in respect of ordinary shares shall be appropriate for each of the first five business days ("**business day**" in this Article meaning a day on which dealings can be effected on the London Stock Exchange) on which ordinary shares are quoted "ex" the relevant dividend and as determined from the information published in Daily Official List of the London Stock Exchange reporting the business done on each of those five business days:

(i) if there shall be more than one dealing reported for the day, the average of the prices at which such dealings took place; or

(ii) if there shall be only one dealing reported for the day, the price at which such dealing took place; or

(iii) if there shall not be any dealing reported for the day, the mid-point between the high and low market guide prices published for the day; or

(iv) if there shall not be any dealing reported for the day and only one market guide price shall be published for the day, the market guide price so published;

and if for any reason it shall be impossible or impracticable to determine an appropriate amount for any of those five days on the above basis, the Directors may, if they think fit and having taken into account the prices at which recent dealings in the ordinary shares have taken place, determine an amount for such day and the amount so determined shall be deemed to be appropriate for that day for the purpose of calculating the Average Quotation. If the means of providing the foregoing information as to dealings and prices by reference to which the Average Quotation is to be determined is altered or is replaced by some other means, then the Average

Quotation shall be determined on the basis of the equivalent information published by the relevant authority in relation to dealings on the London Stock Exchange.

122.2 The Directors shall after determining the basis of allotment give notice in writing to Shareholders of the right of election offered to them and shall send with or following such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective.

122.3 The dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable on ordinary shares in respect of which the said right of election has been duly exercised under this Article (in this Article the "**Elected Ordinary Shares**") and instead thereof New Ordinary Shares shall be allotted to the Holders of the Elected Ordinary Shares on the basis of allotment determined under this Article. For such purpose the Directors shall capitalise, out of such of the sums standing to the credit of any of the reserves of the Company (including any share premium account and capital redemption reserve) or profit and loss account as the Directors may determine, a sum equal to the aggregate nominal amount of the New Ordinary Shares to be allotted on such basis and apply the same in paying up in full the appropriate number of unissued ordinary shares for allotment and distribution to and amongst the Holders of the Elected Ordinary Shares on such basis.

122.4 The Directors may do all acts and things which they consider necessary or expedient to give effect to any such capitalisation, and they shall have power to make such provisions as they think fit where New Ordinary Shares would otherwise have been distributable in fractions, including provisions whereby such fractional entitlements, in whole or in part, are disregarded and the benefit thereof accrues to the Company rather than to the Shareholders concerned. The Directors may authorise any person on behalf of the Shareholders concerned to enter into an agreement with the Company relating to such capitalisation and matters incidental thereto and an agreement made under such authority shall be effective and binding on all persons concerned.

122.5 The Directors may also from time to time establish or vary a procedure for election mandates under which a Shareholder may elect to receive New Ordinary Shares credited as fully paid instead of cash in respect of all future rights that may be offered to that Shareholder under this Article until the election mandate is revoked or deemed to be revoked in accordance with the procedure.

122.6 The Directors may undertake and do such acts and things as they may consider necessary or expedient for the purpose of giving effect to the provisions of this Article.

122.7 The New Ordinary Shares allotted pursuant to the provisions of this Article shall rank pari passu in all respects with the fully paid ordinary shares then in issue save only as regards participation in the relevant dividend (or share election in lieu).

122.8 The Directors shall not proceed with any offer of a right of election unless the Company has sufficient unissued ordinary shares authorised for issue and sufficient reserves or funds that may be capitalised to give effect to it.

122.9 Notwithstanding anything to the contrary in this Article, the Directors may at any time prior to issue of the New Ordinary Shares, if it appears to them desirable to do so because of a change in circumstances, determine that the relevant dividend shall be payable wholly in cash and if they so determine then all elections made in respect of that dividend shall be disregarded. The relevant dividend shall also be payable wholly in cash if the ordinary shares cease to be listed on the Official List of the London Stock Exchange at any time prior to the due date of issue of the New Ordinary Shares or if such listing is suspended at any time prior to that due date and is not reinstated by the date immediately preceding that due date.

122.10 Notwithstanding anything to the contrary in this Article, the Directors may exclude such Shareholders from any offer of a right of election as they may think fit in the light of any legal

or practical problems or considerations arising under the laws of, or the requirements of any regulatory or stock exchange authority in, any territory or jurisdiction.

122.11 Where a resolution sanctioning the offer to Shareholders of the right to receive an allotment of additional ordinary shares instead of a cash dividend is passed at a general meeting and that resolution relates in whole or in part to a dividend declared at that meeting, then the resolution declaring that dividend shall be deemed to take effect at the end of the meeting.

123. **UNCLAIMED DIVIDENDS**

All dividends, interest or other sums payable which remains unclaimed for one year after having been declared may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed. If the Directors so resolve, all dividends or interest which have remained unclaimed for 12 years after having been declared shall be forfeited and cease to remain owing by the Company. The retention by the Company, or payment into a separate account, of any unclaimed dividend, interest or other moneys payable by the Company in respect of a share in lieu shall not constitute the Company a trustee in respect thereof.

124. **RESERVES**

Subject to the Acts, before recommending any dividend, whether preferential or otherwise, the Directors may carry to reserve out of the profits of the Company such sums as they think proper. All sums standing to reserve may be applied from time to time in the discretion of the Directors for any purpose to which the profits of the Company may be properly applied and at the like discretion may be either employed in the business of the Company or invested in such investments as the Directors may lawfully determine. The Directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided as they may lawfully determine. Any sum which the Directors may carry to reserve out of the unrealised profits of the Company shall not be mixed with any reserve to which profits available for distribution have been carried. The Directors may also carry forward, without placing the same to reserve, any profits which they may think it prudent not to divide.

125. **RECORD DATES**

Notwithstanding any other provision of these Articles but without prejudice to the rights attached to any shares and subject always to the Acts, the Company or the Directors may by resolution specify any date (the "record date") as the date at the close of business (or such other time as the Directors may determine) on which persons registered as the holders of shares or other securities shall be entitled to receipt of any dividend, distribution, interest, allotment, issue, notice, information, document or circular and such record date may be on or at any time before the date on which the same is paid, made, given or served or (in the case of any dividend, distribution, interest, allotment or issue) at any time after the same is recommended, resolved, declared or announced but without prejudice to the rights inter se in respect of the same of transferors and transferees of any such shares or other securities. No change in the register of such holders after the record date shall invalidate the same.

126. **RETENTION OF DIVIDENDS**

The Directors may retain the dividends payable upon shares in respect of which any person is under the provisions as to the transmission of shares hereinbefore contained entitled to become a member, or which any person is under those provisions entitled to transfer, until such person shall become a member in respect of such shares or shall transfer the same.

127. **WAIVER OF DIVIDEND**

The waiver in whole or in part of any dividend on any share shall be effective only if such waiver is in writing (whether or not executed as a deed) signed by the member (or the person entitled to the share in consequence of the death or bankruptcy of the holder or otherwise by

operation of law) and delivered to the Company and if or to the extent that the same is accepted as such or acted upon by the Company.

PART XXIII - ACCOUNTS

128. **ACCOUNTS**

128.1 The Directors shall cause accounting records to be kept in accordance with the Acts.

128.2 The accounting records shall be kept at the Office or, subject to the provisions of the Acts, at such other place as the Directors think fit and shall be open at all reasonable times to the inspection of the Directors.

128.3 The Directors shall determine from time to time whether and to what extent and at what times and places and under what conditions or regulations the accounting records of the Company or any of them shall be open to the inspection of members, not being Directors. No member (not being a Director) shall have any right of inspecting any accounting record or other book or document of the Company except as conferred by the Acts or authorised by the Directors or by the Company in general meeting.

128.4 In accordance with the provisions of the Acts, the Directors shall cause to be prepared and to be laid before the annual general meeting of the Company from time to time such profit and loss accounts, balance sheets, group accounts and reports as are required by the Acts to be prepared and laid before such meeting.

128.5 A copy of every balance sheet (including every document required by law to be annexed thereto) which is to be laid before the annual general meeting of the Company together with a copy of the Directors' report and Auditors' report shall be sent, not less than 21 Clear Days before the date of the annual general meeting, to every member, and every holder of debentures, of the Company and to every other person who is entitled to receive notices of general meetings from the Company under the provisions of the Acts or these Articles; provided that this Article shall not require a copy of such documents to be sent to more than one of joint Holders or to any person who under the provisions of the Acts or these Articles is not entitled to receive notices of general meetings from the Company or of whose address the Company is not aware, but any member or holder of debentures to whom a copy of such documents has not been sent shall be entitled to receive a copy free of charge on application at the Office. The Secretary shall at the same time forward the requisite number of copies of the documents referred to above to the appropriate section of the London Stock Exchange. No accidental non-compliance with the provisions of this Article shall invalidate the proceedings at the meeting.

129. **AUDITORS**

129.1 Auditors shall be appointed and their duties regulated in accordance with the Acts.

129.2 The Auditors shall be entitled to attend any general meeting and to receive all notices of and other communications relating to any general meeting which any member is entitled to receive and shall be entitled to be heard at any general meeting on any part of the business of the meeting which concerns them as auditors.

129.3 Subject to the provisions of the Acts, all acts done by any persons acting as the Auditors shall, as regards all persons dealing in good faith with the Company, be valid, notwithstanding that there was some defect in their appointment or that they were at the time of their appointment not qualified for appointment or subsequently became disqualified.

PART XXIV - CAPITALISATION OF PROFITS OR RESERVES

130. CAPITALISATION OF PROFITS AND RESERVES

The Directors may with the authority of an ordinary resolution of the Company passed upon the recommendation of the Directors:

(a) subject as hereinafter provided, resolve to capitalise any undivided profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or fund of the Company which is available for distribution or standing to the credit of share premium account, capital redemption reserve or capital conversion reserve fund, or any other undistributable reserve of the Company;

(b) appropriate the sum resolved to be capitalised to the Holders of ordinary shares in proportion to the nominal amounts of the shares (whether or not fully paid) held by them respectively which would entitle them to participate in a distribution of that sum if the shares were fully paid and the sum were then distributable and were distributed by way of dividend and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those Holders of ordinary shares or as they may direct, in those proportions, or partly in one way and partly in the other, provided that:

(i) the share premium account, the capital redemption reserve, the capital conversion reserve fund and any profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares (excluding, in the case of the share premium account, the capital redemption reserve and the capital conversion reserve fund, redeemable shares) to be issued to Holders of ordinary shares credited as fully paid; and

(ii) in a case where any sum is applied in paying amounts for the time being unpaid on any shares of the Company or in paying up in full debentures of the Company, the amount of the net assets of the Company at that time is not less than the aggregate of the called up share capital of the Company and its undistributable reserves as shown in the latest audited accounts of the Company or such other accounts as may be relevant and would not be reduced below that aggregate by the payment thereof;

(c) resolve that any shares so allotted to any Holder in respect of a holding by him of any partly paid shares shall, so long as such shares remain partly paid, rank for dividend only to the extent that the latter shares rank for dividend;

(d) make such provision by the issue of fractional certificates (or by ignoring fractions or by accruing the benefit thereof to the Company rather than to the Holders of ordinary shares concerned) or by payment in cash or otherwise as they may determine in the case of shares or debentures becoming distributable in fractions;

(e) authorise any person to enter on behalf of all the Holders of ordinary shares concerned into an agreement with the Company providing for either:

(i) the allotment to them respectively, credited as fully paid, of any further shares to which they are entitled upon such capitalisation; or

(ii) the payment up by the Company on behalf of such Holders, by the application thereto of their respective proportions of the reserves or profits resolved to be capitalised, of the amounts or any part of the amounts remaining unpaid on their existing shares;

(any agreement made under such authority being binding on all such Holders); and

(f) generally do all acts and things required to give effect to such resolution.

PART XXV - NOTICES

131. **NOTICES IN WRITING**

Any notice to be given, served or delivered to or by any person pursuant to these Articles shall be in writing, except that a notice convening a meeting of the Directors or of a committee of the Directors need not be in writing.

132. **SERVICE OF NOTICES**

132.1 A notice or document (including a share certificate) to be given, served or delivered in pursuance of these Articles may be given to, served on or delivered to any member by the Company.

(a) by handing same to him or his authorised agent;

(b) by leaving the same at his registered address;

(c) by sending the same by the post or other delivery service in a pre-paid cover addressed to him at his registered address; or

(d) by sending the same by telex, telefax, electronic email or any other means of communication approved by the directors, to the address or number of the recipient notified to the Company by the recipient for such purpose (or, if not so notified, then to the address or number of the recipient last known to the Company).

132.2 Where a notice or document is given, served or delivered pursuant to Article 132.1(a) or 132.1(c), the giving, service or delivery thereof shall be deemed to have been effected at the time the same was handed to the member or his authorised agent, or left at his registered address (as the case may be).

132.3 Where a notice or document is given, served or delivered pursuant to Article 132.1(c) the giving, service or delivery thereof shall be deemed to have been effected at the expiration of 24 hours after the cover containing it was posted or given to delivery agents (as the case may be). In proving such service or delivery, it shall be sufficient to prove that such cover was properly addressed, pre-paid and posted or given to delivery agents. Where a notice or document is given, served or delivered pursuant to Article 132.1(d) any notice so given shall be deemed, in the absence of any agreement to the contrary between the Company and the recipient, to have been served at the time of delivery or, if delivery is refused, then when tendered.

132.4 Every legal personal representative, committee, receiver, curator bonis or other legal curator, assignee in bankruptcy or liquidator of a member shall be bound by a notice given as aforesaid if sent to the last registered address of such member, notwithstanding that the Company may have notice of the death, lunacy, bankruptcy, liquidation or disability of such member.

132.5 Without prejudice to the provisions of Articles 132.1(a) and 132.1(c), if at any time by reason of the suspension or curtailment of postal services within the State, the Company is unable effectively to convene a general meeting by notices sent through the post, a general meeting may be convened by a notice advertised on the same day in at least two leading national daily newspapers published in the State and such notice shall be deemed to have been duly served on all members entitled thereto at noon on the day on which the last of such advertisements shall appear. In any such case, the Company shall send confirmatory copies of the notice through the post to those members whose registered addresses are outside the State (if or to

the extent that in the opinion of the Directors it is practicable so to do) or are in areas of the State unaffected by such suspension or curtailment of postal services, and if at least 120 hours prior to the time appointed for the holding of the meeting the posting of notices to members in the State, or any part thereof which was previously affected, has become practicable in the opinion of the Directors, the Directors shall send forthwith confirmatory copies of the notice by post to such members. The accidental omission to give any such confirmatory copy of a notice of a meeting to, or the non-receipt of any such confirmatory copy by, any person entitled to receive the same shall not invalidate the proceedings at the meeting.

132.6 Notwithstanding anything contained in this Article, the Company shall not be obliged to take account of or make any investigation as to the existence of any suspension or curtailment of postal services within or in relation to all or any part of any jurisdiction or other area other than the State.

133. SERVICE ON JOINT HOLDERS

A notice may be given by the Company to the joint Holders of a share by giving the notice to the joint Holder whose name stands first in the Register in respect of the share and notice so given shall be sufficient notice to all the joint Holders.

134. SERVICE ON TRANSFER OR TRANSMISSION OF SHARES

134.1 Every person who, by operation of law, transfer or otherwise, becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the Register in respect of the share, has been duly given to a person from whom he derives his title.

134.2 Without prejudice to the provisions of these Articles allowing a meeting to be convened by newspaper advertisement, a notice may be given by the Company to the persons entitled to a share in consequence of the death or bankruptcy of a member by sending or delivering it, in any manner authorised by these Articles for the giving of notice to a member, addressed to such persons at the address, if any, supplied by them for that purpose. Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

135. SIGNATURE TO NOTICES AND DOCUMENTS

135.1 The signature to any notice to be given by the Company may be written or printed.

135.2 Where under these Articles a document requires to be signed by a member or other person then, if in the form of an electronic communication, it must to be valid incorporate the electronic signature or personal identification details (which may be details previously allocated by the Company) of that member or other person, in such form as the Directors may approve, or be accompanied by such other evidence as the Directors may require to satisfy themselves that the document is genuine. The Company may designate mechanisms for validating any such document, and any such document not so validated by use of such mechanisms shall be deemed not to have been received by the Company.

136. DEEMED RECEIPT OF NOTICES

A member present, either in person or by proxy, at any meeting of the Company or of the Holders of any class of shares in the Company shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

PART XXVI - WINDING UP

137. **DISTRIBUTION ON WINDING UP**

If the Company shall be wound up and the assets available for distribution among the members as such shall be insufficient to repay the whole of the paid up share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively; and if in a winding up the assets available for distribution among the members shall be more than sufficient to repay the whole of the share capital paid up at the commencement of the winding up, the excess shall be distributed among the members in proportion to the capital at the commencement of the winding up paid up on the shares held by them respectively; provided, however, that this Article shall not affect the rights of the Holders of shares issued upon special terms and conditions.

138. **DISTRIBUTION IN SPECIE**

If the Company shall be wound up, the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by the Acts, divide among the members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and, for such purpose, may value any assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator, with the like sanction, may vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as, with the like sanction, he determines, but so that no member shall be compelled to accept any assets upon which there is a liability.

PART XXVII - MISCELLANEOUS

139. **MINUTES OF MEETINGS**

The Directors shall cause minutes to be made of the following matters, namely:

(a) of all appointments of officers and committees made by the Directors and of their salary or remuneration;

(b) of the names of all Directors present at each meeting of the Directors and of the names of all members thereof present at each meeting of every committee appointed by the Directors; and

(c) of all resolutions and proceedings of all meetings of the Company, of the Holders of any class of shares in the Company, of the Directors and of committees appointed by the Directors.

Any such minute as aforesaid, if purporting to be signed by the chairman of the meeting at which the proceedings were had, or by the chairman of the next succeeding meeting, shall be receivable as prima facie evidence of the matters stated in such minute without any further proof.

140. **AUTHENTICATION OF DOCUMENTS**

Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company (including the memorandum and articles of association) and any resolutions passed by the Company or the Directors or any committee, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company, the Directors, or any committee, or any local or divisional board which is certified as aforesaid shall be conclusive evidence in

favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such extract is a true and accurate record of proceedings at a duly constituted meeting.

141. **SECRECY**

Without prejudice to the provisions of Article 132 (c), no member shall be entitled to require discovery of or any information respecting any detail of the Company's trading, or any matter which is or may be in the nature of a trade secret, mystery of trade, or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors it would be inexpedient in the interests of the members of the Company to communicate to the public.

142. **DESTRUCTION OF RECORDS**

142.1 The Company shall be entitled to destroy:

(a) all instruments of transfer which have been registered, at any time after the expiration of six years from the date of registration thereof;

(b) all dividend mandates and all variations or cancellations thereof and all notifications of change of name or address, at any time after the expiration of two years from the date of recording thereof;

(c) all share certificates which have been cancelled, at any time after the expiration of one year from the date of such cancellation; and

(d) all other documents on the basis of which any entry in the Register is made, at any time after the expiry of six years from the date on which an entry in the Register was first made in respect of it.

Provided that the Company may destroy any such type of document at a date earlier than that authorised by this Article if a copy of such document is retained on microfilm or by other similar means and such copy is retained until the expiration of the period applicable to the destruction of the original of such document.

142.2 It shall be presumed conclusively in favour of the Company that every entry in the Register purporting to have been made on the basis of a document so destroyed was duly and properly made, that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered, that every share certificate so destroyed was a valid and effective document and was duly and properly cancelled and that every other document so destroyed had been properly dealt with in accordance with its terms and was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company; provided always that:

(a) this Article shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant;

(b) nothing in this Article shall be construed as imposing upon the Company any liability in respect of the destruction of any document otherwise than as provided for in this Article which would not attach to the Company in the absence of this Article; and

(c) references in this Article to the destruction of any document include references to the disposal thereof in any manner.

143. **UNTRACED SHAREHOLDERS**

143.1 The Company shall be entitled to sell to any person whosoever (including, without limitation, the Company acting in accordance with the provisions of the 1990 Act and these Articles) at

the best price reasonably obtainable any share of a Holder or any share to which a person is entitled by transmission if and provided that:

(a) during the period of 12 years prior to the date of the publication of the advertisements referred to in Article 143.1(b) (or, if published on different dates, the later one) no cheque or warrant sent by the Company through the post in a pre-paid letter addressed to the Holder or to the person entitled by transmission to the share at his address on the Register or at the last known address given by the Holder or the person entitled by transmission as that to which cheques and warrants are to be sent shall have been cashed and no communication in respect of such share shall have been received by the Company from the Holder or the person entitled by transmission (provided that during such 12 year period at least three dividends shall have become payable in respect of such share);

(b) the Company shall have given notice of its intention to sell such share by advertisement in a leading daily newspaper with a national circulation in the State and in a newspaper circulating in the area in which the address referred to in Article 143.1(a) is located (which advertisements, if not published on the same day, shall have been published within 30 days of each other);

(c) during the further period of three months after the date of the advertisements (or, if published on different dates, the later one) and prior to the exercise of the power of sale, the Company shall not have received any communication in respect of such share from the Holder or person entitled by transmission; and

(d) the Company shall have given notice in writing to the appropriate section of the London Stock Exchange of its intention to sell such share, if shares of the class concerned are listed or dealt in on any regulated market of that Exchange.

143.2 To give effect to any such sale the Company may appoint any person to execute as transferor an instrument of transfer of such share and such instrument of transfer shall be as effective as if it had been executed by the Holder or the person entitled by the transmission to such share. The transferee shall be entered in the Register as the Holder of the shares comprised in any such transfer and he shall not be bound to see to the application of the purchase moneys nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

143.3 If during the period of 12 years referred to in Article 143.1(a), or during any period ending on the date when all the requirements of Article 143.1(a) to 143.1(d) have been satisfied, any additional shares have been issued in respect of those held by the Holder or person entitled by transmission at the beginning of, or previously so issued during, any such period and all the requirements of Article 143.1 and 143.2 have been satisfied in regard to such additional shares, the Company shall also be entitled to sell the additional shares.

143.4 The Company shall account to the Holder or other person entitled to such share for the net proceeds of such sale by carrying all moneys in respect thereof to a separate account which shall be a permanent debt of the Company and the Company shall be deemed to be a debtor and not a trustee in respect thereof for such Holder or other person. Moneys carried to such separate account may be either employed in the business of the Company or invested in such investments as the Directors may from time to time think fit. No interest shall be payable to such Holder or other person in respect of such moneys and the Company shall not be required to account for any money earned on them.

144. INDEMNITY

Subject to the provisions of and so far as may be admitted by the Acts but without prejudice to any indemnity to which the person concerned may otherwise be entitled, every Director, Managing Director, Secretary and other officer of the Company and its subsidiary undertakings shall be entitled to be indemnified by the Company against all costs, charges, losses, expenses and liabilities incurred by him in the execution or discharge of his duties or in

relation thereto including (without prejudice to the generality of the foregoing) any liability incurred by him in defending any proceedings, civil or criminal, which relate to anything done or omitted to be done or alleged to have been done or omitted by him as an officer or employee of the Company and in which judgment is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to him by the Court.

145. **INSURANCE**

To the extent permitted by law, the Directors shall have the power to purchase and maintain insurance for the benefit of any person who is or was at any time a Director, Secretary or other officer or employee or auditor of the Company or of any holding company of the Company or of any subsidiary or subsidiary undertaking of the Company or of such holding company, or who is or was at any time a trustee of any pension or retirement benefit scheme for the benefit of any employees or ex-employees of the Company or of any such other company or undertaking as aforesaid, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by any such person in respect of any act or omission in the actual or purported execution or discharge of his duties or in the exercise or purported exercise of his powers or otherwise in connection with his duties, powers or offices in relation to the Company or any such other company or undertaking as aforesaid or any such pension or retirement benefit scheme.

Companies Registration Office

FEE PAID 12 JUN 2006 470 5370
COMPANIES REGISTRATION OFFICE

Special Resolution | Companies Acts, 1963 to 2001 | Registration fee stamp to be affixed above

This form must be typewritten

Section 141 of the Companies Act 1963 | Company Number 394943

G1 (16)

Company name *in full* AgCert International Public Limited Company

AT AN EXTRAORDINARY GENERAL MEETING of the members of the said company duly convened and held at The Merrion Hotel, Upper Merrion Street, Dublin 2

On the Day 18th Month May Year 2006

The following Special resolution was duly passed.
SEE ATTACHED RESOLUTION.

I hereby certify that the above particulars are correct ☑ Director x Company Secretary
Signature [signature] Date 25/05/2006

Name *Block letters please* PAUL DALTON

Presenter's name | Address
Matheson Ormsby Prentice | 30 Herbert Street, Dublin 2

Telephone Number | Reference
01 619 9000 | Fordes

RECEIVED
2006 OCT -4 P 12:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

3768511.1

SPECIAL RESOLUTION

1. **THAT,** subject to and conditional upon a subscription agreement being entered into and made between AES CC&T International Ltd. (1) and the Company (2) becoming unconditional in all respects (save for the condition contained therein relating to the admission to the Official List of the Financial Services Authority and to trading on the main market of the London Stock Exchange of 15,200,851 new ordinary shares of 0.01 cents each in the capital of the Company to be issued by the Company in connection therewith at a price of 266 cents (185 pence) for each such ordinary share (the "Subscription")) and such agreement not having being terminated in accordance with its terms, in addition to all existing and unexercised authorities, the directors of the Company be and are hereby empowered:

   (a) pursuant to Section 24 of the Companies (Amendment) Act 1983 of Ireland (the "Act") to allot equity securities (as defined by Section 23 of the Act) for cash pursuant to the authority conferred by the members at the annual general meeting of the Company on the 4th May, 2006, as if Section 23(1) of the Act did not apply to such allotment; and

   (b) to allot and issue the new ordinary shares which are the subject of the Subscription at a discount of 12 per cent to the middle market closing price of those shares on the 4th April, 2006, being the closing price on the day before the terms of the Subscription were announced, and 5 per cent to the middle market closing price of those shares on the 27th March, 2006, being the closing price on the day before the price at which the Subscription would occur was agreed, subject to further negotiation on the terms of the subscription agreement provided that such power shall be limited to the allotment of equity securities up to an aggregate nominal amount of €1,520.0851 pursuant to the Subscription with such power to expire at the commencement of the Annual General Meeting held next after the passing of this resolution unless previously renewed, varied or revoked by the Company in general meeting.

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2 who will forward it to the Companies Registration Office.

Companies Registration Office

Companies Capital Duty

FEE PAID IN FULL

29 JUN 2006 4 72

6205

COMPANIES REGISTRATION OFFICE

Return of allotments

Companies Acts, 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

B5 Euro

The return must be delivered within one month after the allotment

Company Number
394943

Company name *in full* AgCert International Public Limited Company Limited

Effective centre of management if outside the State

Registered office 30 Herbert Street, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s) *notes one and two* made on 31 May 2006

or made from to

Note two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees – These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of Shares allotted
AES CC&T Holdings LLC 4300 Wilson Boulevard, Arlington, Virginia 2203, U.S.A.	Ordinary €0.0001	15,200,851

Presenter's Name
Matheson Ormsby Prentice

Address
30 Herbert Street, Dublin 2

Telephone Number 01 619 9000

Reference Sfo 648811/6

B

Consideration for allotment(s) consists of (√as appropriate)

Cash ☒ Complete Section C   Non-Cash ☐ Complete Section D   Both Cash and Non-Cash ☐ Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119, Stamp Duties Consolidation Act, 1999 ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
15,200,851	Ordinary	€0.0001	€2.66	€2.66

Denomination ____________

Total value of consideration: €40,434,264

Enter this amount in page 3 of Section E1

Conversion Rate, if any ____________

D

Allotment(s) for non-cash consideration *Note Three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Denomination ____________

Conversion Rate, if any ____________

Total value of consideration *note four*: €

Enter this amount in page 3 section E2

Note Three Form 52 (in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as [Fo]rm B5 is filed with [Ca]pital Duty Branch, Revenue Commissioners. On its return to the presenter, it must then be submitted with filing fee to the Registrar of Companies pursuant to s.58 Companies Act 1963.

Note Four. The total value of the consideration must be stated for allotments for non-cash consideration.

I hereby certify that the particulars contained in this form are correct.

☒ Director   ☒ Company secretary

Signature [signature]   Date 23RD JUNE 2006

PAUL D'ALTON

Name *Block letters please*

Companies Capital Duty

Calculation of Duty

Company number 394943

Statement required under
Section 117, Stamp Duties Consolidation Act, 1999

Date of allotment(s) made on 31 May 2006
notes one and two

or made from to

E — Value of assets contributed or to be contributed

1.	Total from section C	€40,434,264
		+
2.	Total from Section D	€Nil
3.	Total 1 + 2 above	€40,434,264
4.	Expenses *note five*	€Nil
5.	Total 3-4	€40,434,264

F — Nominal value of shares allotted

40,434,264	1.	Amount/Denomination
Nil	2.	Conversion Rate
€40,434,264	3.	Amount in €

Note Five
Ascertained in accordance with the provisions of Section 118 Stamp Duties Consolidation Act 1999. Full details including copies of invoices and receipts, must be submitted with this form.

Greater amount of boxes E5 or F3

€40,434,264

Stamp Duty at 1% rounded down to nearest € — €Nil

Interest for 0 months *note six* — €Nil

Note Six
Interest at the rate of 1% per month or part of [illegible]onth is charged [illegible] not paid within [illegible] month of the date of the allotment.

Total Due (CCD) — €Nil

\+

€12 Companies Office Registration Fee

Total Due (CCD + Reg. Fee) — €15.00

Companies Capital Duty must be paid before lodgment of this return with the Companies Registration Office

3789744_1.DOC

Companies Registration Office

Annual Return
Sections 125, 127, 128 Companies Act 1963
Section 7 Companies (Amendment) Act 1986
Section 26 Electoral Act 1997
Section 43, 44 Companies (Amendment)(No. 2) Act 1999
Section 249A Companies Act 1990 (Inserted by section 107 Company Law Enforcement Act 2001)
Companies Act 1990 (Form and Content of Documents Delivered to the Registrar) Regulations 2002

CRO receipt date stamp

FEE PAID IN FULL RECEIPT No.
29 JUN 2006 4 7 -

FEE PAID IN FULL RECEIPT No.
COMPANIES REGISTRATION OFFICE
29 JUN 2006 4 7 2
6320
COMPANIES REGISTRATION OFFICE

Companies Acts 1963 to 2003

B1

Tick box if bond is attached ☐
note sixteen

Company number: 394943

Please complete using black typescript or BOLD CAPITALS, referring to explanatory notes

Company name *in full*: AGCERT INTERNATIONAL PUBLIC LIMITED COMPANY

Return made up to *note one*

Day	Month	Year
08	06	2006

If the return is made up to a date earlier than the existing ARD, do you wish to retain the anniversary of the existing ARD for next year? *note two* Yes ☐ No ☐

Financial year *note three*

From: Day 08 Month 12 Year 2004 To: Day 31 Month 12 Year 2005

The company is claiming the exemption from audit in respect of the financial year covered by the accounts attached to this return. ☐

Registered office *note four*
30 HERBERT STREET,
DUBLIN 2,
IRELAND

Other addresses *note five*

Address	Register(s)/documents held at this address

Secretary

Surname	D'ALTON	Former surname	
Forename *note six*	PAUL MICHAEL	Former forename *note seven*	
Residential address *note six*	ADARE, CARRICKBRENNAN ROAD, MONKSTOWN, CO. DUBLIN, IRELAND		

RECEIVED
2006 OCT -4 P 12:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Donations for political purposes *note eight*

Name of person or political party to whom donation was made	Value of donation
NONE	

Presenter details
Person to whom queries can be addressed

Name: Matheson Ormsby Prentice
Address: 30 Herbert Street, Dublin 2, Ireland,
DX number:
DX exchange:
Telephone number: 01 619 9000
Fax number: 01 619 9010
E-mail:
Reference number:

Authorised share capital

note nine

Total

€ 300,000.00 made up as follows:

Class	Number of shares	Nominal value per share
Ordinary, EURO, 0.0001	3,000,000,000	€ 0.00

Issued share capital

(insert nominal values)

Total

€ 637,415.48 made up as follows:

Paid up on shares issued for cash	€	16,874.48
Considered paid on other shares		0.00
Total calls unpaid	€	620,541.00 (E)
Total not yet called	€	0.00 (F)

The sum of these figures must equal the total issued share captial

Total standing to credit of Capital Conversion Reserve Fund *note ten* € 0.00

Shares issued

Consideration - all cash

Class	Number of shares	Total nominal value	Total premium paid	Total amount paid
Ordinary, EURO, 0.0001	100,000,000	10,000.00	Nil	€ 10,000.00
Ordinary, EURO, 0.0001	10,107,656	1,010.77	21,022,913.71	€ 21,023,924.48
Ordinary, EURO, 0.0001	43,436,293	4,343.63	90,777,508.74	€ 90,781,852.37
Ordinary, EURO, 0.0001	15,200,851	1,520.09	40,432,743.57	€ 40,434,263.66
Totals	168,744,800 (A)			€ 152,250,040.51 (C)

Consideration - not all cash

Class	Number of shares	Total nominal value	Total premium considered paid	Total amount considered paid
Totals	(B)			(D)

Totals

Total number of shares issued (A) + (B) 168,744,800

Total paid and unpaid and considered paid (C) + (D) + (E) + (F) € 152,870,581.51

This total must agree with the total number of shares held by existing members as stated in the List of past and present members section of the return.

Other share/ debenture details

note eleven

Totals	
Total amount of sums, if any paid by way of commission in respect of any shares or debentures :	49,643.28
Total amount allowed by way of discount in respect of any debentures since date of last return :	0.00
Total amount paid, if any, on shares forfeited :	0.00

List of past and present members

Persons holding shares on the date to which the annual return has been made up for 206______ (insert year) and of persons who have held shares therein at any time since the date of the last return, or in the case of the first return, the date of incorporation of the company. *note eleven*

☒ Tick box if the list of past and present members is submitted on CD.

notes five and thirteen

		Share class	Numbers held *note fourteen*	Number transferred & date *note fifteen*	Particulars of transferee *note fifteen*
Name	As set out on submitted CD				
Address					
Folio no.					
Name					
Address					
Folio no.					
Name					
Address					
Folio no.					
Name					
Address					
Folio no.					
Name					
Address					
Folio no.					
Name					
Address					
Folio no.					
Name					
Address					
Folio no.					

Total number held: 168,744,800

The total number of shares held must agree with the total number of issued shares given in the **Shares Issued** section (total of **(A)** plus **(B)**).

Directors
including shadow/alternate directors, if any

Surname FISCHLER | Former surname NONE
Forename DR FRANZ | Former forename NONE
note six | *note seven*

Date of birth: Day 23 Month 10 Year 1956
Irish resident *note sixteen* ☐ Alternate director *note seventeen* ☐

Residential address *note six*: DORFERSTRASSE 30B, A6067 ABSAM
AUSTRIA

Business occupation: COMPANY DIRECTOR | Nationality AUSTRIA

Other directorships

Company *note eighteen*	Place of incorporation *note nineteen*	Company number
Franz Fischler Consult GmbH	Austria	

Surname HASKELL | Former surname NONE
Forename GREGORY WILLIAM | Former forename NONE
note six | *note seven*

Date of birth: Day 12 Month 01 Year 1957
Irish resident *note sixteen* ☐ Alternate director *note seventeen* ☐

Residential address *note six*: 5334 TAY CT, MELBOURNE BEACH
UNITED STATES OF AMERICA, FL 32951

Business occupation: CEO | Nationality AMERICAN

Other directorships

Company *note eighteen*	Place of incorporation *note nineteen*	Company number
AGCERT CANADA HOLDING LIMITED	Ireland	398563
XL TechGroup Inc	Delaware	
See attached list		

Surname ANDLINGER | Former surname NONE
Forename MERRICK GERARD | Former forename NONE
note six | *note seven*

Date of birth: Day 27 Month 07 Year 1958
Irish resident *note sixteen* ☐ Alternate director *note seventeen* ☐

Residential address *note six*: 190 COOPER AVENUE, UPPER MONTCLAIR
UNITED STATES OF AMERICA, NJ 07043

Business occupation: CHAIRMAN | Nationality AMERICAN

Other directorships

Company *note eighteen*	Place of incorporation *note nineteen*	Company number
AGCERT CANADA HOLDING LIMITED	Ireland	398563
ANX LLC	United States of America	
See attached list		

Directors
including shadow/alternate directors, if any

Surname D'ALTON | Former surname NONE
Forename PAUL MICHAEL | Former forename NONE
note six | *note seven*

Date of birth: Day 2 9 Month 0 6 Year 1 9 5 1 | Irish resident *note sixteen* [X] | Alternate director *note seventeen* [ ]

Residential address *note six*: ADARE, CARRICKBRENNAN ROAD
MONKSTOWN, CO. DUBLIN
IRELAND

Business occupation: FINANCE DIRECTOR | Nationality IRISH

Other directorships:

Company *note eighteen*	Place of incorporation *note nineteen*	Company number
AGCERT CANADA HOLDING LIMITED	Ireland	398563
COMHFHORBAIRT (GAILLIMH) TEORANTA	Ireland	28858

See attached list

Surname MURRAY | Former surname NONE
Forename PETER CYRIL | Former forename NONE
note six | *note seven*

Date of birth: Day 1 8 Month 0 3 Year 1 9 5 0 | Irish resident *note sixteen* [X] | Alternate director *note seventeen* [ ]

sidential address *note six*: 10 THE MEWS, PEMBROKE ROAD
DUBLIN 2
IRELAND

Business occupation: COMPANY DIRECTOR | Nationality IRISH

Other directorships:

Company *note eighteen*	Place of incorporation *note nineteen*	Company number
Anglo Irish Assurance Company Limited	Ireland	336075
Anglo Irish Aurtria (Ag)	Austria	

See attached list

Surname MALPAS | Former surname NONE
Forename SIR ROBERT | Former forename NONE
note six | *note seven*

Date of birth: Day 0 9 Month 0 8 Year 1 9 2 7 | Irish resident *note sixteen* [ ] | Alternate director *note seventeen* [ ]

Residential address *note six*: 2 SPENCER PARK
LONDON
UNITED KINGDOM, SW18 2SX

Business occupation: DIRECTOR | Nationality BRITISH

her directorships: Company *note eighteen* | Place of incorporation *note nineteen* | Company number

No other current directorships

Certification

We hereby certify that (i) this form has been completed in accordance with the Notes on Completion of Form B1, (ii) contains the particulars in respect of the company as at the date to which the return is made up and that (iii) *note twenty*

The company is not a private company. [✓]

The company is a private company and has not since the date of the last annual return (or the date of incorporation if this is the first return) issued any invitation to the public to subscribe for any shares or debentures in the company. [ ]

The company is a private company with more than 50 members, the excess of the number of members over 50 consisting wholly of persons who, under section 33(1)(b) Companies Act 1963, are not included in reckoning the number of 50. [ ]

Signed [signature] Director | [signature] Secretary

Name *in bold capitals or typescript*: PETER CYRIL MURRAY | PAUL D'ALTON

This Appendix lists the other directorships of the directors of:
AGCERT INTERNATIONAL PUBLIC LIMITED COMPANY

Director: *ANDLINGER MERRICK GERARD*

Other current Directorships

	Registered at	Comp. No.
CyberAlert, Inc	Delaware	
Latran Technolgies LLC	Delaware	
O'Brien & Gere Limited	AMERICA	

Director: *D'ALTON PAUL MICHAEL*

Other current Directorships

	Registered at	Comp. No.
Comhforbairt (Gaillimh) Teoranta	Ireland	28858
Irish Takeover Panel	Ireland	265647
New Star Global Investment Funds plc	Ireland	355044
New Star Investment Funds (Ireland) Limited	Ireland	355116
Ranelagh Consultants Limited	Ireland	351822
The Governor & Company of the Bank of Ireland	Ireland	

Director: *Murray Peter Cyril*

Other current Directorships

	Registered at	Comp. No.
Ardawn Developments plc	Ireland	392566
Argyle Asset Management Limited	Ireland	192276
BNP Paribas Asset Management (Ireland) Limited	Ireland	218311
Carluccio's Ireland Limited	Ireland	375861
Concept Funds Solutions plc	Ireland	393802
Crest Texas Inc.	United States of America	
Daedalus Fund plc	Ireland	394220
DFD Fund of Funds plc	Ireland	351656
DFD Select Group Management (Ireland) Limited	Ireland	353640
Easy EFT Fund plc	Ireland	403479
eWare Limited	Ireland	275060
Gensec Dublin Limited	Ireland	337701
Gensec Ireland Limited	Ireland	281370
Gensec Umbrella Fund plc	Ireland	324104
H & K (Europe) Limited	Ireland	65965
H & K (Rugby) Limited	United Kingdom	2019303
H & K Dublin Limited	Ireland	149110
H & K Holdings Limited	Canada	
H & K Manufacturing Limited	Ireland	360322
H & K Restaurant Systems Limited	Ireland	360321
H & K Services Limited	United Kingdom	59779
Mos plc	Scotland	SC272593
…ormation Mosaic Limited	Ireland	240183
Io Alternative Investment Strategies plc	Ireland	347083
Irish Youth Foundation Limited	Ireland	105853
Jack & Jill Foundation Limited	Ireland	231955
Killybegs Investments Limited	Ireland	15286
Multihedge Diversified Umbrella Fund Limited	Ireland	
Newcourt Group Limited	Ireland	363853
Novabiotics Limited	Ireland	SC272344
PARC Limited		NI40772
PIMB International (Dublin) Limited		
Robert J Goff plc	Ireland	7138
Robert J. Goff & Co. Limited	Ireland	7138
Sanlam Asset Management (Ireland) Limited	Ireland	267640
Sanlam Europe Limited	Ireland	386059
Sanlam Global Funds plc	Ireland	307841
Sanlam Ireland Limited	Ireland	323100
Sanlam Universal Funds plc	Ireland	267451
Sector Asset Management Limited	Ireland	402452

Director: *Murray Peter Cyril*

Other current Directorships

	Registered at	Comp. No.
Sector Investment Funds plc	Ireland	402459
SHD Diversified Umbrella Fund plc	Ireland	352800
Squash Ireland Limited	Ireland	36417
Systems Solutions Group Limited	Ireland	239161
Systems Solutions Limited	Ireland	126018
TASC Administration (Dublin) Limited	Ireland	349839
The Bridge Project Limited	Ireland	191055
Waltham Electronics Limited	Ireland	47537
Zanphor Holdings Limited	Jersey	-

This Appendix lists the past directorships of the directors of:
AGCERT INTERNATIONAL PUBLIC LIMITED COMPANY

Director: *ANDLINGER MERRICK GERARD*

Other past Directorships

	Registered at	Comp. No.
ANC Acquisition Corp.	Delaware	
ANC Management LLC	Delaware	
Proterion Corporation	Delaware	
Pure Energy Corporation	Delaware	
Xanalys Corporation	Delaware	

Director: *D'ALTON PAUL MICHAEL*

Other past Directorships

	Registered at	Comp. No.
Advanced Environmental Solutions (Ireland) Limited	Ireland	224173
Ballygunner Holdings Limited	Ireland	297800
Bank of Ireland Home Mortgages Limited	England	1130960
Bank of Ireland Insurance Limited	Isle Of Man	48499
Bank of Ireland Life Holdings plc	Ireland	122015
Bank of Ireland UK Holdings plc	Northern Ireland	N1 6941
BIAM Holdings	Ireland	63189
Bristol & West plc	England	2124201
Bristol & West plc - Alternate to Maurice Augustine Keane	England	2124201
Bristol & West plc - Alternate to to Patrick James Anthony Molloy	England	2124201
Cashs Mail Order Limited	Ireland	314484
Citizen Financial Group	AMERICA	
EuroConex Technologies Limited	Ireland	327239
IBI Interfunding Company	Ireland	87001
J&E Davy Holdings Limited	Ireland	106528
Josiah Edgwood & Sons Limited	England	613288
LARTINGTON LIMITED	Ireland	313021
Laurus Limited	Ireland	49142
Lifetime Assurance Company Limited	Ireland	124415
Lifetime Holdings Limited	Ireland	121377
New Ireland Holdings plc	Ireland	122015
RIVERDEEP GROUP LIMITED	Ireland	317234
Riverdeep Group plc	Ireland	317234
Rosenthal AG	Germany	HR B 33
SEI GLOBAL ASSETS FUND PUBLIC LIMITED COMPANY	Ireland	343753
SEI GLOBAL INVESTMENTS FUND PUBLIC LIMITED COMPANY	Ireland	343752
SEI GLOBAL MASTER FUND PUBLIC LIMITED COMPANY	Ireland	243230
SEI INVESTMENTS - GLOBAL FUND SERVICES LIMITED	Ireland	242309
SEI INVESTMENTS GLOBAL, LIMITED	Ireland	240371
Systems 2001 Asset Trust Ireland Finance plc	Ireland	214352
The Investment Bank of Ireland Limited	Ireland	24090
Waterford Crystal (Manufacturing) Limited	Ireland	104597
Waterford Crystal Limited	Ireland	78088
Waterford Crystal Nominees Limited	Ireland	79582
Waterford Wedgewood	Ireland	205842
Waterford Wedgewood plc	Ireland	11861
Waterford Wedgwood GmbH	Germany	HR B 2900

Director: *HASKELL GREGORY WILLIAM*

Other past Directorships

	Registered at	Comp. No.
AssetTrade.com	Delaware	
Axcess, Inc	Delaware	
ComputerJobs.com	Delaware	
CyberCrop.com, Inc	Delaware	
e-Chemicals, Inc	Delaware	
PaperExchange.com, Inc	Delaware	

Director: *HASKELL GREGORY WILLIAM*

Other past Directorships

	Registered at	Comp. No.
Presideo, Inc		
XL TechGroup Founders, LLC	Delaware	
XL TechGroup GP, LLC	Delaware	
XL TechGroup LP	Delaware	
XL TechGroup, Plc	Delaware	
XL Vision Inc.	United Kingdom	
	Delaware	

Director: *Malpas Sir Robert*

Other past Directorships

	Registered at	Comp. No.
BOC plc		
Cookson Group		
Enagas		
Eurotunnel plc		
Evolution plc		
Ferhgana Partners		
ICI plc		
Powergen plc		
Repsol S.A.		

Director: *Murray Peter Cyril*

Other past Directorships

	Registered at	Comp. No.
Anglo Irish Bank Corporation plc		
Ardagh Glass Limited	Ireland	22045
Ardagh Holdings BV	Ireland	144458
Ardagh Holdings Limited	Holland	
Ardagh Industries Limited	Ireland	144459
Ardagh International	Ireland	145778
Ardagh International BV	Ireland	145416
Ardagh Management Limited		
Ardagh plc	Ireland	145417
Ardagh Properties Limited	Ireland	7466
Ardagh Treasury Limited	Ireland	19188
Catterick Holdings BV	Ireland	148774
Crescent Global Investment Fund (Ireland) plc	Gibraltar	
Crest Investments Trust Limited	Ireland	366921
Elrx Therapeutics Limited	Ireland	107556
Emmaton Investments Limited	Ireland	305524
Gensec Bank Holdings BV	Gibraltar	
Goffs Bloodstock Sales Limited	The Netherlands	
H & K International Limited	Ireland	45567
International Aircraft Services Limited	United States of America	
Irish Glass Sales Limited	Ireland	65965
Monaghan Middlebrook Mushrroms Limited	Ireland	88949
Northern Trust Global Funds plc	Ireland	309503
Oasis Global Investment Fund (Ireland) plc	Ireland	245357
Pleroma Limited	Ireland	366916
Sanlam International Fund plc	Ireland	136328
Sanlam International Limited	Ireland	364815
SPREFS UK Commercial Pooperty Fund plc	Ireland	325750
The Glass Bottle Company Limited	Ireland	376291
	Ireland	106690

RECEIVED
2006 OCT -4 P 12:17
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AGCERT INTERNATIONAL PUBLIC LIMITED COMPANY

DIRECTORS REPORT AND FINANCIAL STATEMENTS

YEAR ENDED 31 DECEMBER 2005

Certified to be a true copy of the balance sheet, profit and loss account, directors' report and auditor's report as laid before or to be laid before an Annual General Meeting of the Company.

Director

Paul D'alton
Company Secretary

3816526.1

At the date of signing the consolidated and company financial statements there were no other known subsequent events which required disclosure.

27. No comparative amounts

There are no comparative amounts as the financial statements cover the period from incorporation, 8 December 2004 to the first period end, 31 December 2005.

28. Approval of the financial statements

The Directors approved these statutory consolidated and company financial statements on 5 April 2006.

AgCert International Plc

Annual Report and Financial Statements

Period from incorporation, 8 December 2004 to 31 December 2005

Registered number *394943*

CONTENTS	***PAGE***

AgCert International plc

Directors and other Information

Directors

Merrick G Andlinger, Chairman	(American)	(Appointed 8 December 2004)
Gregory W Haskell	(American)	(Appointed 11 January 2005)
Paul M D'Alton	(Irish)	(Appointed 18 April 2005)
Dr Franz Fischler	(Austrian)	(Appointed 2 May 2005)
Sir Robert Malpas	(British)	(Appointed 2 May 2005)
Peter Murray	(Irish)	(Appointed 2 May 2005)
Patrick E Fanning	(Irish)	(Appointed 8 December 2004, Resigned 18 April 2005)
Alan Tank	(American)	(Appointed 24 February 2005, Resigned 12 September 2005)
Stephen A Magida	(American)	(Appointed 8 December 2004, Resigned 2 May 2005)

Secretary

Paul M D'Alton	(Appointed 2 May 2005)
Stephen A Magida	(Appointed 8 December 2004, Resigned 2 May 2005)

Independent Auditors

KPMG
Chartered Accountants
1 Harbourmaster Place
International Financial Services Centre
Dublin 1
Ireland

Registered office

30 Herbert Street
Dublin 2
Ireland

Bankers

Bank of Ireland
Apex Business centre
Sandyford
Dublin 18
Ireland

Bank of America
390 North Avenue Suite 700
Orlando
FL 32801
United States of America

Solicitors

Matheson Ormsby Prentice
30 Herbert Street
Dublin 2
Ireland

AgCert International plc

Directors and Secretary

Merrick G. Andlinger, Chairman

Mr. Andlinger is a member of *Andlinger & Company, Inc*, a 30-year old international private investment and management firm, with portfolio companies in a diverse range of industries. Mr. Andlinger is experienced in the energy sector, having spent thirteen years in energy investment banking. Initially he was employed by *Salomon Brothers* as Vice President, corporate finance energy and natural resources, where he led transactions in the U.S., Canada, Latin America, Europe and Asia. He then served as Managing Director and co-head of the global energy and power Group at *Smith Barney* where he managed relationships with senior executives of, and strategic and capital raising transactions for, major state-owned, international and independent energy companies. Additionally, he was President and CEO of *Pure Energy Corporation*, a development stage bio-energy concern. Mr. Andlinger received an MBA from the Graduate School of Business at Stanford University and an AB from Princeton University.

Gregory W. Haskell, Chief Executive Officer and Managing Director

Mr. Haskell is an executive with over 20 years' experience in creating and building technology companies. As an entrepreneur, Mr. Haskell has co-founded several companies. Mr. Haskell's experience reflects a combination of executive management, private equity investment and Company creation. In 2001, Mr. Haskell co-founded *XL TechGroup, Inc.* which was floated on the London Stock Exchange (AIM: XLT) in 2004 and served as its President and COO from inception up to 13 September 2005. He continues to serve as a Board member. Previously, Mr. Haskell co-founded *XL Vision Inc.* in 1993 and served as its President and Chief Operating Officer. Mr. Haskell was also part of the early management team at *Internet Capital Group* where he served as Managing Director of Operations. Prior to XLVision, Mr. Haskell spent over a decade in various technical and management roles in private industry. Mr. Haskell earned a degree in engineering and applied mathematics from Iowa State University.

Paul D'Alton, Finance Director

Immediately prior to joining *AgCert*, Mr. D'Alton was Chief Financial Officer of *Waterford Wedgwood plc*, a position he held from May 2004.

From 2002 to 2004, while Principal of *Ranelagh Consultants Ltd*, he carried out significant interim management assignments, including Chairman of the Committee of independent Directors of *Riverdeep plc* during a management buy out.

Between 1991 and 2001 Mr. D'Alton was Chief Financial Officer of *Bank of Ireland* and a member of its Board of Directors. From 1989 to 1991 he was Chief Financial Officer of *Aer Lingus*. Mr. D'Alton is Chairman of *Aer Arann*, the Irish regional airline and a director of the Irish Takeover Panel. He holds the degrees of Batchelor of Commerce and Master of Business Studies from University College Dublin and is a fellow of the Institute of Chartered Accountants in Ireland.

Dr. Franz Fischler, Non-executive Director

Dr Franz Fischler was the member of the *European Commission* responsible for agriculture between 1995 and 2004 (1995 to 1999, European Commissioner for agriculture and rural development; 1999 to 2004, European Commissioner for agriculture, rural development and fisheries). Dr. Fischler has been a

representative of the agricultural sector since 1979, when he joined the *Tyrol Chamber of Agriculture in Austria*. He dealt with environmental issues, education and training, culture and land-use planning until 1984, when he became Director of that Chamber. In 1989 he was appointed *Federal Minister of Agriculture and Forestry* in Tyrol, Austria. In that capacity he played an important part in the negotiations for Austria's accession to the European Union. In 1990 and again in 1994, he was elected to the *Austrian Parliament.*

Dr. Fischler holds a doctorate from the University of Agricultural Sciences in Vienna.

Sir Robert Malpas CBE, Non-Executive Director

Sir Robert Malpas CBE began his career at ICI where he spent thirty years, becoming a main Board Director in 1975. He was president of Halcon International Inc, a New York based process research company, from 1978 to 1982, and then became a Managing Director of BP plc (1983-1989).
He was Chairman of Powergen (1989-1990), Chairman of the Cookson Group plc (1991-1998), and co-Chairman of Eurotunnel plc (1998-2000).

He is currently a non-executive director of ENAGAS S.A. (Spain), the operator of the Spanish nationwide natural gas reception and distribution system.

Peter Cyril Murray, Senior Non-Executive Independent Director

Mr Murray's early career was as a Corporate Finance executive with KPMG. He was Finance Director to a number of commercial companies until his appointment in 1984 as Managing Director of *Crest Investment Trust Limited*, the then largest family investment vehicle in Ireland. In 1989, he was appointed Chief Executive of *Ardagh plc*, a publicly-quoted industrial holding Company in the packaging sector. In 1991, he worked with *Mercury Asset Management - Private Equities* to buy out *Crest Investment Trust Limited.*

He was appointed Deputy Chairman of *Ardagh* in June 1994. Mr. Murray has 20 years experience in the investing, management and selling of venture/development capital stakes in a wide range of commercial enterprises. Mr. Murray is currently Chairman of *Argyle Asset Management Limited*, non-executive director of *IDMoS plc*, and a business development consultant and investor. He has developed working relationships with a number of UK financial institutions and on occasion has acted as their nominated director. He is chairman/director of a number of companies in Ireland and overseas.

AgCert International plc

Operations Review by Chief Executive Officer

Overview

AgCert International plc, headquartered in Ireland, has operations in 7 countries, employing 208 people. AgCert International Plc is listed on the London Stock Exchange since 2 June 2005. AgCert International Plc and subsidiaries ("the Group" or "AgCert") have a highly experienced management team.

AgCert was founded in 2002 to produce and sell reductions in greenhouse gas emissions (referred to as "Offsets") from agricultural sources on an industrial scale. These Offsets are intended to satisfy the requirements of the Kyoto Protocol and will be capable of being traded on the newly established European cap and trade system, the European Union Emissions Trading Scheme ("EU-ETS").

The Group's methods enable it to produce Offsets through the capture and combustion of biogas containing greenhouse gases, primarily methane, emitted from animal waste management systems ("AWMSs"). To achieve this, AgCert has developed a methodology and proprietary data systems and processes which have been designed to be fully scalable and adaptable to the AWMSs of large confined animal feeding operations including those for swine, dairy and poultry.

The Group has entered into one of the largest reported forward sales contracts relating to the supply of Certified Emission Reductions (CERs), a form of Offset, and in total has contracted under forward sales contracts to deliver CERs to the value of approximately €94 million to customers. AgCert intends to sell its Offsets to large industrial emitters, governments, funds and energy traders.

The entry into legal force of the Kyoto Protocol on 16 February 2005, along with the EU's voluntary early adoption of emissions reduction targets under the EU-ETS, has created a significant demand for Offsets. The purchase of Offsets enables greenhouse gas emitters, including countries and commercial entities such as power generators, to ensure that their net greenhouse gas emissions remain within specified limits in order to avoid financial penalties.

AgCert has identified agriculture as one of the largest commercial opportunities for Offset production and expects to be a leading supplier of Offsets from this sector. Agriculture is responsible for around 20 per cent of the world's annual greenhouse gas emissions. Under the Kyoto Protocol, any reductions in greenhouse gas emissions derived from this sector qualify as CERs provided they are derived from projects that have been validated by a Designated Operational Entity ("DOE") and Registered by the UN Executive Board and are properly verified and certified according to the stringent requirements laid down by the UN. AgCert's proprietary systems and processes include one of only two UN approved large scale methodologies for the production of Offsets in the agricultural sector. This has given the Group early strategic advantages in capitalising upon the rapidly evolving carbon based emission trading markets. The Group has initiated the modification of AWMS on 517 farms in Brazil and Mexico which are expected to create Total Credit Reserves of approximately 25 million Offsets over the life of the farm contracts.

The Group's strategy is to expand rapidly its Offset production and resultant sales capacity by commencing the modification of AWMSs on farms where it has already entered into arrangements with farmers. The process of entering into arrangements with farmers is also referred to as "aggregating" and the resultant agreement is known as an "aggregation contract". The Group also aims to roll out its

turnkey AWMS modification methods both geographically and across additional livestock species beyond its current focus on swine.

In the latter half of 2005, the Company took a number of organisational and operational steps to increase the number and rate of site completions, to reduce the cost of constructing sites, and to restore Offset production levels with the result that from 10 September 2005 to 31 December 2005, an additional 206 farms were completed, which brought AgCert back on track to meet revised targets. The total number of completes at 31 December 2005 was 176 in Brazil and 89 in Mexico.

The Group made substantial progress in both its operations and regulatory approvals in the latter half of 2005. Highlights include:

- AgCert had completed 265 sites as at 31 December 2005 compared to 59 at 10 September, representing a 349% increase.
- The United Nations appointed Clean Development Mechanism (CDM) Executive Board approved the registration of three projects; one in Brazil and two in Mexico. The formal acceptance (registration) of a validated project as a CDM project activity under the Kyoto Protocol is the prerequisite for the subsequent verification, certification and issuance of Certified Emission Reductions (CERs).
- The Company received 24 Letters of Approval (LOAs) for modification of animal waste management systems, primarily for swine but also for dairy.

Below is a summary of the Group's operational performance with reference to its key performance measures.

The following acronyms are referred to below

- Project Design Document (PDD) : A PDD describes the project activity, the participants involved, the proposed baseline methodology, how requirements will be met, the contribution to sustainable development by the project and how the emission reductions will be monitored.
- European Union Allowances (EUAs) : A type of offset solely for use within the EU ETS (European Union Emissions Trading Scheme). An EUA is equivalent to one tonne of carbon dioxide equivalent (t CO_2e).

Performance Measure	**10 September 2005**	**31 December 2005**
Arrangements for sites (Brazil, Mexico, Chile, Argentina)	>1,000	>1,300
Sites in progress	352	517
Build time	16 to 20 weeks	12 to 15 weeks
Completions	59	265
Capital cost per CER	€1.20	€1.22
CER annual production rate for completed sites	0.4 million	1.2 million
Prompt start qualifying farms	471, of which, 372 farms meet Company criteria	471, of which, 372 farms meet Company criteria
Total credit reserve (from farms	23 million tonnes CO_2e	25 million tonnes CO_2e

started)		
PDDs submitted	18	30
PDDs registered	0	3
Letters of approval	7 (Mexico)	15 (Mexico) 9 (Brazil)[1]
EUA prices	€ 23.83	€21.60[2]

Risks and uncertainties

The key challenges for the Group are: to continue to meet the regulatory requirements; to establish new supply markets; and to assist in the development of the CDM market. The establishment of an International Transfer Log is critical to the future success both of AgCert International plc and the CDM market, as is the efficient operation of the regulatory system. In addition, the Group faces all the challenges associated with managing rapid growth at an early stage of a new market. These challenges include establishing systems and procedures appropriate to a greater scale of operations, recruiting and retaining increased staff numbers with appropriate managerial and technical skills and managing relations with finance providers in a new industry where few precedents have been established.

Outlook

In 2006 we will continue to execute our operational plan, which is to aggregate farms in the swine and dairy industry in Brazil and Mexico. We will also explore other sources of CERs from animal waste emissions in Latin America and beyond.

We will research further geographies as potential sources of aggregation for 2007 and beyond. At an early stage of development in a new industry, predictions cannot be made with certainty. Nonetheless, the board is confident that the Group is well established to profit from the existing and developing carbon / CDM markets

Gregory W. Haskell
Chief Executive Officer
5April 2006

[1] Eight Brazilian LOAs are conditional
[2] Source: PointCarbon

AgCert International plc

Finance Review by Chief Financial Officer

Summary of Results

The income statement on page 30 reflects an operating loss before financing costs of €17,937,845 and a loss before tax of €19,289,830. The loss before interest, depreciation and amortisation of intangibles and equity incentive (EBITDA) was as follows:

Revenue	3,374
Professional and legal expenses	(4,872,859)
Wages and salaries	(6,906,260)
General & Admin expenses	(4,851,454)
Loss on sale of capital equipment	(3,026)
EBITDA	(16,630,225)

The loss reflects administrative and operating expenditure incurred in the execution of the Group's business plan. No material revenue was generated in 2005 but revenue generation will commence in the first half of 2006 as CERs emerge through the regulatory system.

Cash Flows

The Group raised €90.9 million from its floatation in June 2005. After repayment of debt and transaction costs, €65.4 million was available for the funding of the Group's capital expenditure and operating plan. The consolidated cash flow statement on pages 33 to 34 shows capital expenditure of €39.3 million in the construction of biodigesters in Mexico and Brazil which together with funding operating expenditures of €15.7 million net, represented the principal application of funds during the year.

At the balance sheet date, the Group had shareholders' equity of €69.99 million, cash of €28.08 million and no borrowings.

Earnings per Share and Dividends

The loss per share was €0.15 cents. The Group does not propose the payment of a dividend.

The Group's Ordinary shares traded in the range £1.20 (GBP) to £2.375 (GBP) during 2005. The year-end share price was £2.01 (GBP). Year-end market capitalisation was £308,623,337 (GBP).

Treasury Activities

AgCert International plc was listed on the London Stock Exchange on 2 June 2005 and raised approximately €90.9 million, which was used to repay loans and fund capital and operational expenditure.

The Treasury Committee sets the treasury policies and objectives of the Group, which include controls over the procedures used to manage foreign currency risks. The Group seeks to manage exposure with the policies set out below:

Currency
AgCert's capital and operational expenditures are conducted principally in the local currency of the country of operation resulting in low levels of foreign exchange transaction risk. However

translation exposure arises on translation of foreign assets, liabilities, income and expenses into Euro. It is not policy to explicitly hedge translation exposure, but AgCert seeks to minimise exposure to it. A significant majority of transaction exposure is hedged.

Interest Rate

AgCert International Plc will manage their interest rate exposure in relation to the Group's debt profile, based on the analysis of fixed versus floating interest rates and any covenant contained within loan agreements. Interest rate swaps, with approved counterparties who have appropriate limits in place, will be used to convert debt to fixed or floating rates, as appropriate, for AgCert International Plc's hedging strategy.

Cash flow and Liquidity

A combination of equity and debt funding will continue to fund AgCert International plc's operational expansion. The maturity at which funds are placed takes account of cash flow forecasts and available overdraft facilities. Funds are held in cash or near cash and equity risk is avoided. Funds should be placed for no longer than 12 months.

Note 13 to the financial statements provides a detailed breakdown of cash and cash equivalents.

Price Risk

Price risk will arise in relation to pre-delivery sales and market rates. It is likely as the market evolves that products will be developed to enable risks on CER sales to be hedged. This is not currently the situation and the policy in relation to price risk will need to be refined as the market develops.

Credit Risk

The Group holds significant cash balances which are invested on a short-term basis. These deposits and other financial instruments give rise to credit risk on amounts due from counterparties. Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty by reference to its credit rating. Credit ratings are reviewed regularly. Counterparties are chosen based on yield, availability of funds, credit rating and quality of service.

All counterparties must be pre-approved by the Board. All counterparty banks should not be rated lower than A. Placements of more than €20 million must be with AAA rated products/institutions. Non-financial institutions' paper should not be rated lower than AA. Funds should be placed for no longer than 12 months.

Paul M. D'Alton

Finance Director

5 April 2006

AgCert International plc

Corporate Governance Review

Application of the Combined Code Principles

AgCert International plc is firmly committed to business integrity, high ethical values and professionalism in all its activities and operations. As an essential part of this commitment, the Board endorses the highest standards in corporate governance. The following statement describes how AgCert International plc applies the main and supporting principles of the revised combined code.

Compliance with the Provisions of the 2003 FRC Combined Code

The Directors confirm that, throughout the period ended 31 December 2005, AgCert International plc complied with the provisions of the 2003 FRC Combined Code with the exception of executive directors having service contract periods of greater than one year. This was considered necessary in order to attract the calibre of director required to bring the company through the IPO.

The Board of Directors

- Role and responsibilities

  The Board is responsible for providing leadership and control of the Company within a framework of effective controls which enables risk to be assessed and managed. It sets out the Company's values and standards and ensures that its obligations to its shareholders and other stakeholders are understood and met. The Board members, in the furtherance of their duties, can take independent professional advice as required, at the expense of the Group. All Board Members have access to advice of the Company Secretary.

- Composition of Board (Executive / Non-Executive)

  The Board consists of six Directors, two executive and four non-executive Directors.

  The differing roles of executive Directors and non-executive Directors are clearly delineated, with both having fiduciary duties towards shareholders. The executive Directors are responsible for the operation of the business, while the non-executive Directors bring independent, objective judgement to bear on Board decisions by constructively challenging management and helping to develop the Group's strategic objectives.

- Requisite knowledge of the Board

  The Board considers that, between them, the Directors bring the range of skills, knowledge and international experience necessary to lead the Group. All of the Directors bring an objective judgement to bear on issues of strategy, performance, resources (including key appointments) and standards of conduct.

  Effective governance is achieved by the separation of the roles of the Executive Chairman and Chief Executive, as this division of responsibilities at the head of the Group ensures a balance of power and authority. The Chief Executive is accountable to the Board for all authority delegated to executive management.

AgCert International plc

- Roles of the Chairman and the Chief Executive

  The roles of the Chairman and the Chief Executive are separate. The Chairman, Mr Merrick G Andlinger, is responsible for ensuring the efficient and effective working of the Board, and leads the Board in the determination of its strategy and the achievement of its objectives. The Chief Executive, Mr Gregory W Haskell, is responsible for implementing strategy and ensuring the effectiveness of executive functions.

- Company Secretary

  The appointment and removal of the Company Secretary is a matter for the Board. All Directors have access to the advice and services of the Company Secretary, Mr Paul D'Alton, who is responsible to the Board for ensuring that Board procedures are complied with.

- Terms of appointment, induction and development

  The standard terms of the letter of appointment of non-executive Directors are available, on request, from the Company Secretary.

  On appointment, all new Directors receive information about the Group, the role of the Board, and the terms of reference of the Board and its committees, and the Group's Corporate Governance practices.

- Performance Appraisal of Board

  The Senior Independent Director, Mr Peter Murray, will conduct an annual review of corporate governance, the operation and performance of the Board, its committees and the Chairman. The Chairman reviews the performance of each Director.

- Retirement and re-election

  The Board has determined that one third of the Directors must retire each year and will be subject to re-election. One third of the Directors appointed to the Board must submit themselves to shareholders for election at the Annual General Meeting following their appointment.

Independence of Non-Executive Directors

- Evaluation of the independence of Directors

  The Board has determined that each of the non-executive Directors is independent with the exception of Merrick Andlinger, due to his interest in the shareholdings of Andlinger Capital III,

- Senior independent non-executive Director

  The Board has appointed Mr Peter Murray as senior independent non-executive Director. Mr Murray is available to shareholders who have concerns that cannot be addressed through the Chairman, Chief Executive or Finance Director.

AgCert International plc

Operation of the Board

- Meetings

The Board, as currently constituted, was established on 2 May 2005 in preparation for the IPO. Since that time, the Board has met regularly throughout the year. The attendance of Directors at Board and relevant committee meetings during the year was as follows:

	Full Board	Audit Committee	Remuneration Committee	Executive Committee
Number of meetings in 2005	8	3	2	3
Merrick G Andlinger – Chairman	8	3*	2*	3
Gregory W Haskell – CEO	8	3*	2*	3
Paul D'Alton – Finance Director	8	3*	2*	3
Peter Murray – Non-Executive Chairman, *Audit Committee*	8	3	2	3
Sir Robert Malpas – Non-Executive Chairman, *Remuneration Committee*	8	3	2	-
Dr Franz Fischler – Non Executive	6	1	1	-
Alan Tank	3**	-	-	-

* In attendance only
** Alan Tank was available to attend all meetings while a member of the Board of Directors

Information Tabled at Meetings

The Board has a formal schedule of matters specifically reserved to it for its decision, including approval of the annual fiscal and capital budget, interim and preliminary results announcements, the appointment of Directors and the Company Secretary, circulars to shareholders, Group treasury policies, capital expenditure, reviewing operational and financial performance, reviewing the Group's systems of internal control and risk management and ensuring a satisfactory dialogue takes place with shareholders. Certain other matters are delegated to Board committees, the details of which are set out below.

Audit Committee

The Audit Committee is responsible for monitoring the quality of internal control and ensuring that the financial performance of the Group is properly measured and reported on and for reviewing reports from the Group's auditors relating to the Group's accounting and internal controls.

The Audit Committee consists of Peter Murray as Chairman, Sir Robert Malpas and Dr. Franz Fischler. Full details of composition, terms of reference and activities of the audit committee in 2005 are set out in the audit committee report on page 16.

Executive Committee

Following the resignation of Alan Tank as CEO, an Executive Committee was established to oversee

the Group's operations. This Committee consists of Merrick Andlinger, Bill Haskell, Peter Murray and Paul D'Alton.

The Executive Committee met 3 times in 2005.

Nomination Committee

The Nomination Committee is responsible for providing formal, rigorous and transparent procedures for appointing new Directors to the Board. Since the present Board was constituted in advance of the IPO, there have been no new appointments.

The Nomination Committee consists of Sir Robert Malpas as Chairman, Merrick Andlinger and Peter Murray.

Remuneration Committee

The Remuneration Committee is responsible for determining the terms and conditions of service, including the remuneration and grant of options to executive Directors under the Share Plan. The Remuneration Committee consists of Sir Robert Malpas as Chairman, Peter Murray and Dr Franz Fischler.

Details of the composition and terms of reference of the remuneration committee, which has responsibility for remuneration of the executive Directors are set out in the remuneration committee report on page 18.

Internal Controls

The Directors have overall responsibility for the Group's system of internal control and for reviewing its effectiveness. It sets appropriate policies on internal control and seeks regular assurance that enables it to satisfy itself that the system is functioning effectively.

Such a system is designed to manage rather than eliminate the risk of failure to achieve business objective and can provide only reasonable and not absolute assurance against material misstatement or loss.

In accordance with the Turnbull guidance, the Directors confirm that there is an ongoing process for identifying, evaluating and managing the significant risks facing the Group. The process has been in place throughout the accounting period and up to the date of approval of the Annual Report and financial statements and is regularly reviewed by the Board. A detailed risk assessment review was completed and a Head of Internal Audit has been appointed.

The Directors reviewed the effectiveness of the Group's system of financial and non-financial controls throughout 2005, including operational and compliance controls, risk management and the Group's high-level internal control arrangements. The Board has formulated a process for identifying and evaluating the significant risks affecting the business and the policies and procedures by which these risks are managed effectively. The process involves the following:

- Preparation of budgets (both annual and monthly)
- Review of Key Performance Indicators
- Review of cash flow forecasts

- Review of actual performance versus budgeted performance and examination of reasons for variances
- Review of operational and capital expenditure
- Evaluation of the industry trends

The Board considers them to be a robust mechanism to create a culture of risk awareness at every level of management.

Management is responsible for the identification and evaluation of significant risks and for the design and implementation of appropriate internal controls. Management regularly reports to the Board on the key risks inherent in the business and on the way in which these risks are managed. The process used to identify and manage key risks is an essential part of the internal control environment.

In accordance with the Turnbull Guidance on Internal Control, a process has been established, and is ongoing for identifying, evaluating and managing the significant risks faced by the Group.

Accountability and the Audit

The statement of Directors' responsibilities, which should be read in conjunction to the report of the auditor, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and the auditor.

As new procedures and working practices are adopted, risk factors are considered and appropriate internal controls are embedded into the Group's management systems wherever possible.

The Board received, on a regular basis, reports on the key risks to the business and the steps being taken to manage such risks. It considers whether the significant risks faced by the Group are being identified, evaluated and appropriately managed.

The audit committee met with the Head of Internal Audit in relation to formalising and establishing an effective internal control system for the Group. The Audit Committee also met with and received a report from the external auditors. The Chairman of the Audit Committee reports to the Board on all significant matters considered by the Committee and the minutes of all its meetings are circulated to all Directors.

Directors' Remuneration

The disclosures regarding Directors' remuneration have been drawn up in accordance with the Listing Rules of the London Stock Exchange and are set out in the Remuneration Committee Report on pages 18 to 21.

Going Concern

After making enquiries, the Directors have a reasonable expectation that the Company, and the Group as a whole, has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Annual General Meeting

The Annual General Meeting will be held in the Merrion Hotel, Dublin, on Thursday 4 May, 2006.

AgCert International plc

Audit Committee Report

The Audit Committee comprises three independent non-executive Directors, Peter Murray as Chairman, Sir Robert Malpas and Dr. Franz Fischler.

The Board believes that Peter Murray satisfies the recommendation in the 2003 FRC Combined Code in relation to one member of the Board having recent relevant financial experience. It is also satisfied that Sir Robert Malpas and Dr. Franz Fischler, through their membership of the committee and their wider previous business experience, are sufficiently knowledgeable in relevant financial matters to enable them to fulfil their responsibilities of the committee.

These responsibilities as set out in the terms of reference of the audit committee are:

- To monitor the integrity of the Group's financial statements and to review significant financial reporting issues and judgements contained therein.

- To review the consistency of accounting policies, both from year to year and across the Group.

- To review the effectiveness of the Group's internal financial controls and risk management systems.

- To establish, monitor, and review the effectiveness of the Group's internal audit function.

- To make recommendations to the board for it to put to shareholders in the annual general meeting in relation to appointment, re-appointment, or removal of the external auditor and approve the remuneration and terms of engagement of the external auditor.

- To agree, in advance, with the external auditors before the audit commences the nature and scope of the audit, and other relevant matters.

- To review and monitor the external auditor's independence and objectivity and the effectiveness of the audit process.

- To develop and implement the policy on the engagement of the external auditor to supply non-audit services.

- To address any other topics as requested by the Board including to consider the findings of any internal investigations and the response of management.

These responsibilities were discharged as follows:

- The Audit Committee approved the establishment of the Internal Audit function on 8 September 2005.

- The external audit plan and fees were reviewed and approved at an Audit Committee meeting held on 12 October 2005.

- A Risk Assessment report prepared by the Internal Audit function was reviewed at an Audit Committee meeting held on 30 November 2005. The recommendations of the report were discussed and accepted and it was decided that actions would be put in place in order to

implement the recommendations of the report.

- Establishment of Compliance Function (5 July 2005)
- The interim results were reviewed and approved at an Audit Committee meeting on 8 September 2005.

As noted above, one of the duties of the Audit Committee is to review and monitor the external auditors' independence and objectivity and the effectiveness of the audit process. The committee has put in place safeguards to ensure that the independence of the audit is not compromised. Such safeguards include:

- Seeking confirmation that the auditor's staff are, in their professional judgement, independent from the Group;
- Obtaining from the external auditors an account of all relationships between the auditors and the Group;
- Monitoring the number of former employees of the external auditors currently employed in senior positions in the Group and assessing whether those appointments impair, or appear to impair, the auditor's judgement or independence and;
- Considering whether, taken as a whole, the various relationships between the Group and the external auditors impair, or appear to impair, the auditors' judgement or independence.

The Group has a policy governing the conduct of non-audit work by the auditors. Under that policy, the auditors are prohibited from performing services where the auditors:

- May be required to audit their own work;
- Participate in activities that would normally be undertaken by management;
- Are remunerated through a "success fee" structure, where success is dependent on the audit; or
- Act in an advocacy role for the Group.

The auditor is permitted to provide non-audit services that are not, or are not perceived to be, in conflict with auditor independence, providing they have the skill, competence and integrity to carry out the work and are considered by the Committee to be the most appropriate to undertake such work in the best interests of the Group. The engagement of the external auditors to provide any non-audit services must be pre-approved by the Audit Committee or entered into pursuant to pre-approval policies and procedures established by the Audit committee.

Details of the amounts paid to the external auditors during the period for audit and other services are set out in note 4 to the financial statements on page 48.

AgCert International plc

Remuneration Committee Report

The Remuneration Committee comprises three independent non-executive Directors, Sir Robert Malpas as Chairman, Dr Franz Fischler and Peter Murray.

Terms of Reference

The duties of the Remuneration Committee are:

- To consider the basic salaries paid to the executive Directors and any recommendations made by the Managing Director for changes to their basic salaries.

- To consider any bonuses to be paid to the executive Directors and, in respect of any element of remuneration which is performance related, to formulate suitable performance related criteria and monitor their operation, and to consider any recommendations of the Managing Director regarding bonuses or performance related remuneration.

- To advise on and determine all performance related formulae relevant to the remuneration of the executive Directors and to consider their eligibility for annual bonuses and benefits under long term incentive schemes.

- To oversee and review all aspects of any share option scheme operated by or to be established by the Company, including but not limited to (subject always to the scheme rules and any applicable legal, Financial Services Authority or UK Listing Authority requirements):

    (a) the selection of the eligible Directors and other employees to whom options should be granted;
    (b) the timing of the grant;
    (c) the numbers of shares over which options are to be granted;
    (d) the exercise price at which options are to be granted;
    (e) the imposition of any objective condition which must be complied with before any option may be exercised.

- To have regard in the performance of the Remuneration Committee's duties to any published guidelines or recommendations regarding the remuneration of Directors of listed companies or the formation and operation of share options schemes which the Remuneration Committee considers relevant or appropriate.

- To consider and make recommendations to the Board about the public disclosure of information about the executive Directors' remuneration packages and structures in addition to those required by law, or by the Financial Services Authority and/or the UK Listing Authority.

- To oversee the preparation of the Company's report on Directors' remuneration in accordance with the legal requirements and the Listing Rules.

- To consider other benefits granted to the executive Directors and any recommendations of the Managing Director for changes in those benefits.

- To consider and make recommendations in respect of the pension arrangements applicable to the executive Directors.

- To formulate policy and consider and make recommendations in respect of the terms of the service contracts or appointment letters of the executive and non-executive Directors, any proposed changes to those contracts and any termination or severance payments or other termination or severance terms.

- To consider other matters relating to the remuneration of or terms of employment applicable to the executive Directors that may be referred to the Remuneration Committee by the Board.

Remuneration Policy

The Group's policy on Directors' remuneration is designed to attract and retain Directors of the highest calibre who can bring their experience and views to the policy, strategic decisions and governance of AgCert.

In setting remuneration levels, the Remuneration Committee aims to ensure that executive Directors are properly rewarded and motivated to perform in the best interests of the shareholders.

Performance related rewards, based on measured targets, are a key component of remuneration. The typical elements of the remuneration package for executive directors are basic salary, a cash incentive bonus and participation in a share options/share award plan.

Bonus entitlements are based on achievement of the business plan up to 50% for senior management and a further 50% based on achievement of personal goals. It is policy to grant share options/share awards to key management to encourage identification with shareholders interests.

Executive Directors' Remuneration

The executive Directors remuneration is consistent with the overall remuneration policy and is set out below.

Executive Directors Service Contracts

Bill Haskell, Chief Executive Officer, has a contract which commenced on 13 September 2005 and is for an undefined period.

Paul D'Alton, Chief Financial Officer, has a three year contract which commenced on 17 March 2005.

Non-Executive Directors' Remuneration

The remuneration of non-executive Directors is determined by the Board of Directors as a whole. The fees paid to non-executive Directors are set at a level which will attract individuals with the necessary experience and knowledge. These fees are set out below.

Pensions

Pensions are not provided.

AgCert International plc

Employee Share Option Scheme

Pre-IPO Employees: AgCert employees hired prior to the Initial Public Offering ("IPO") (June 2005) were granted awards with no performance measures attached. The units vest in equal annual instalments over 36 months, commencing on date of employment.

Transitional Employees: AgCert employees hired between the IPO and the last day of the following open period (24th October 2005) were given share options (USA) or share awards (all other jurisdictions) with no performance measures attached. The options and share awards vest in 3 annual instalments, commencing from date of employment.

Future Employees: Employees post 24 October 2005 will be granted share options with performance measures attached. The shares will vest over 3 years.

Service Contracts

No service contracts exist between the Company or any of the Group's subsidiary undertakings and any executive or non-executive Directors other than executive Directors' employment contracts.

Directors' Remuneration (in total)

Aggregate Directors Remuneration charged in the income statement in the year was as follows:

	Non Executives	Executives	Total
Basic salaries	-	521,185	521,185
Fees	205,000	45,000	250,000
Performance bonuses	-	87,500	87,500
Benefits	-	-	-
Termination benefits	-	469,192	469,192
Pension Contributions	-	-	-
Total	**205,000**	**1,122,877**	**1,327,877**
No. of Directors	4	3	7

This is analysed by individual director in accordance with the rules of the London Stock Exchange as follows:

	Salaries/ Fees	*Bonus*	*Benefits*	*Pension*	*Termination Benefits*	*Total 2005*
Executives						
Gregory W Haskell	45,000	-	-	-	-	45,000
Paul D'Alton	200,000	87,500	-	-	-	287,500
Alan Tank	321,185	-	-	-	469,192	790,377

Non-Executives						
Merrick G Andlinger	63,750	-	-	-	-	63,750
Dr Franz Fischler	45,000	-	-	-	-	45,000
Sir Robert Malpas	45,000	-	-	-	-	45,000
Peter Murray	51,250	-	-	-	-	51,250
Total	**771,185**	**87,500**	-	-	**469,192**	**1,327,877**

Directors' interests in share capital at 31 December 2005

The interests of the Directors and Secretary in the shares of the Company, which are beneficial unless otherwise indicated, are shown below.

The Directors and Secretary have no beneficial interests in any of the Group's subsidiary undertakings.

Name of Director	*Name of Company*	*Description of instrument*	*Interest at the beginning of the period or date of appointment (if later)*	*Interest at the end of the period*
Sir Robert Malpas	AgCert International Plc	Ordinary share capital	50,000	50,000
Peter Murray	AgCert International Plc	Ordinary share capital	53,571	53,571
Paul D'Alton	AgCert International Plc	Ordinary share capital	28,571	28,571

Directors and Company Secretary's Interest in Share Options

ANX LLC holds 16,576,000 ordinary shares in the Company. Paul D'Alton holds 200,000 units in ANX LLC and has the right, exercisable from 30 June 2006 onwards, to call for ANX LLC to distribute to him 648,700 shares in AgCert International Plc in satisfaction of the redemption of the 200,000 units held by him in ANX LLC.

AgCert International plc

CHAIRMAN'S REPORT

AgCert's first year as a public company, was one filled with accomplishments, challenges and opportunities. The carbon world has developed rapidly during the period, as has the Company.

AgCert's business is the production and sale of reductions in greenhouse gas emissions (referred to as "Offsets") from agricultural sources on an industrial scale. Its methods involve the capture and combustion of biogas containing greenhouse gases, primarily methane, emitted from animal waste management systems ("AWMSs"). To achieve this, AgCert has developed proprietary data systems and processes which have been designed to be fully scalable and adaptable to the AWMSs of large confined animal feeding operations including those for swine, dairy and poultry.

Market development

The European Union Emission Trading Scheme ("EU ETS") was launched in January 2005 and created the main market for AgCert's business. The Kyoto Protocol came into force in February of 2005 establishing a global system to reduce greenhouse gases. Companies producing more than their target greenhouse gas emissions under the terms of the Kyoto protocol will need to buy offsets to cover the excess or face heavy fines. Trading of European Union Allowances ("EUAs") the benchmark for carbon value began with prices in the €7 to €9 per tonne range and with daily volume of 50,000 to 750,000 tonnes. By mid March 2006 prices had escalated to more than €26 per tonne and daily trading volume reached as high as 2.5 million tonnes. After much anticipation the World's first Certified Emission Reductions ("CERs") were issued in relation to hydroelectricity projects in Honduras in October 2005.

Operational performance

Against this market background AgCert has developed rapidly, expanding its initial operations in Brazil and Mexico, establishing operations in new geographies, (namely Chile and Argentina), and extending its activities to new agricultural sectors, such as dairy and poultry.

From an initial base at 8 December 2004 of 20 employees and 8 completed biodigesters, AgCert now has over 220 employees and more than 400 completed biodigesters.
AgCert is a pioneer in the Carbon market and has achieved rapid growth. In this new industry the CDM process creates necessary checks and balances, but remains commercially challenging as regulators and market participants seek to gain experience. By growing rapidly, the Company has secured a significant market presence in Brazil and Mexico, but at the cost of an organizational restructuring during Autumn 2005 and higher than expected construction expenditures as some sites, mostly in Brazil, were below our current minimum size and others needed remedial work to meet the Company's construction standards.
Substantial progress has been made both in operations and regulatory approvals, particularly in the latter half of 2005.

AgCert has secured advance sales contracts of approximately €94 million, and sees an abundance of potential future customers. The Company has been working with its customers to match its revised and updated regulatory and production schedule with the customers' delivery requirements.
Capital expenditure of €41.3 million in the period (as seen in Note 9 to the financial statements) reflected the construction of bio-digesters in Mexico and Brazil. EBITDA of €16.6 million reflect operational expenditures incurred in supporting the execution of the plan.

AgCert International plc

AgCert has submitted to the CDM Executive Board requests to issue CERs on two different PDDs, the Granja Becker farm in Brazil, and a bundled collection of farms in Mexico.

Capital Requirements

The IPO of AgCert shares in June 2005 raised gross proceeds of €91 million for the Company. Since that time, significant progress has been made against the plan for biodigester installations, although the regulatory process that leads ultimately to the issuance of CERs has not matched the pace of our operational development. AgCert intends to explore additional sources of supply in Latin America during 2006 and also is researching sources of supply in new territories, with a view to further expansion beyond its existing geographic footprint. To maintain the momentum now achieved, the Company is currently engaged in raising additional funds for capital and operating expenditures over the coming years. Since 31 December 2005, the company has:

- arranged a secured pre-payment of up to €60 million with a major global corporation for the purchase of CERs to be delivered at dates between 2008 and 2012;
- signed a term sheet for the placing with AES of new shares in the amount of 9.9% of the currently issued share capital at a price of €2.66 per share. This placement is subject to final AES board approval and Agcert International Plc shareholder approval. As part of this arrangement, joint ventures are being negotiated;
- progressed negotiations with International Finance Corporation ("IFC"), and a group of international banks for a senior syndicated debt facility of up to €120 million. Negotiations for this facility are at an advanced stage.

Board developments

On 13 September 2005 AgCert announced that Bill Haskell, a director would serve as interim CEO, replacing the former CEO. Under Bill's leadership, substantial progress has been made and to maintain that momentum, the Board are delighted to announce that Bill has accepted the role of permanent CEO.

Outlook

Unlike many businesses, the Company's production does not start at zero each year, but instead builds upon prior periods' capacity. For 2006 and beyond, the Company has the capital and operating resources to continue to expand its business, and will work to identify and secure sources of CER supply, to construct biodigesters on time and within budget and to operate and maintain facilities for the long term, all the while satisfying significant regulatory requirements.

AgCert operates under the extreme scrutiny of the Clean Development process and embodies the ideals of the Clean Development Mechanism – bringing new investment capital and technology to developing countries and fostering sustainable economic development while improving the environment. The Company works according to the World Bank Group's environment and social standards policies.

The signs of global climate change were abundantly evident in 2005, with unusual local temperatures, extreme storms and shrinking ice in glaciers and at the poles. The problem is clear, as is the opportunity. Against this background, the rapid growth of the Carbon market and the Company's achievements, the Board takes a positive view of the future.

Merrick G Andlinger
Chairman
5 April 2006

AgCert International plc

DIRECTORS' REPORT

The Directors present their annual report and audited financial statements for the period ended 31 December 2005.

Principal Activities and Business Review

The Company was incorporated on 8 December 2004. The principal activities of the Company and Group are to produce and sell reductions in greenhouse gas emissions (referred to as "Offsets") from agricultural sources on an industrial scale. As is expected of a new and developing business, the activities of the Group have changed significantly in terms of size and scale during the period. A full description of the principal activities of the business is set out in the Operations Review on pages 6 to 8.

Results and Finance Review

The Group loss for the financial period amounted to €19,289,830. No material revenue has been earned during the period. The financial statements for the period ended 31 December 2005 are set out in detail on pages 30 to 68. A Finance Review of the Group is set out on pages 9 to 10.

Risks and Uncertainties

The key challenges facing the Group are outlined in the Operations Review on pages 6 to 8 under the heading "*Risks and uncertainties*".

Dividends

No dividends have been paid or proposed during the year.

Research and Development

The Group carries out research and development activities aimed at ensuring that the Group's products remain at the leading edge and are continually evolving and improving. Research and development costs are expensed as incurred.

Subsidiaries

The Company has an investment in the following subsidiaries:

	Country of Incorporation	*Ownership interest*
AgCert Services (USA), Inc	United States	100%
AgCert Brazil Environmental Solutions Limited	Brazil	99.98%
AgCert Mexico Environmental Services S de RL de CV	Mexico	99%
AgCert Canada Holding Limited	Ireland	100%

Corporate Governance

Statements by the Directors in relation to the Company's application of corporate governance principles, compliance with the provisions of the 2003 FRC Combined Code, the Group's system of internal controls and the adoption of the going concern basis in the preparation of the financial statements are set out on pages 11 to 15.

The report on Directors' remuneration is set out on pages 18 to 21.

Directors and Secretary and their Interests

Directors and Secretary's interests are disclosed in the Remuneration Committee report on pages 18 to 21.

Directors

As of the 31 December 2005 the Board of Directors of the Company was comprised of:

Merrick G Andlinger, Chairman (American)
Gregory W Haskell (American)
Paul M D'Alton (Irish)
Dr Franz Fischler (Austrian)
Sir Robert Malpas (British)
Peter Murray (Irish)

All of the above board members were appointed during the period and one third of the board members will submit themselves to the shareholders for re-election at the first Annual General Meeting on 4 May 2006.

Resignations during the year:

Patrick E Fanning (Irish) (Appointed 8 December 2004, Resigned 18 April 2005)
Alan Tank (American) (Appointed 24 February 2005, Resigned 12 September 2005)
Stephen A Magida (American) (Appointed 8 December 2004, Resigned 2 May 2005)

Outlook

Future prospects for the business are set out in the Operations Review from pages 6 to 8 under the heading "*Outlook*".

Financial Risk Management

The Group's Treasury Policy detailing the Group's exposure to price, credit, liquidity and cash flow risk is set out in the Finance Review on pages 9 to 10 under the heading "*Treasury Activities*".

AgCert International plc

Substantial Holdings

The Directors have been notified of the following significant interests in the issued ordinary share capital of the Company at 31 December 2005:

	Number of Ordinary Shares	*Percentage*
Andlinger Capital III LLC	41,712,000	27.17%
XL TechGroup Inc	41,712,000	27.17%
ANX LLC	16,576,000	10.80%
IFC Equity Investments	9,359,010	6.10%
Fidelity International Limited (FIL) & direct and indirect subsidiaries*	7,501,036	4.89%

*Fidelity International Limited states that these shares are not beneficially owned by them.

Political Donations

No donations to political parties were made during the period.

Post Balance Sheet Events

Details of important events affecting the Group which have taken place since the end of the financial period are given in note 26 to the financial statements.

Annual General Meeting

The Board communicates with the Group's shareholders at the Annual General Meeting and if necessary, during the year. The Annual General Meeting will be held on 4 May 2006, in the Merrion Hotel, Dublin.

Accounting Records

The Directors believe that they have complied with the requirement of Section 202 of the Companies Act, 1990 with regard to books of account by employing personnel with appropriate expertise and by providing adequate resources to the financial function. The books of account are maintained at the Company's registered office in 30 Herbert Street, Dublin 2, Ireland

Auditors

In accordance with Section 160 (2) of the Companies Act, 1963, the auditors, KPMG, Chartered Accountants, will continue in office.

On behalf of the board

Merrick G Andlinger
Director

Paul M D'Alton
Director

5 April 2006

AgCert International Plc

Statement of Directors' Responsibilities

The directors are responsible for preparing the Annual Report and the consolidated and company financial statements, in accordance with applicable law and regulations.

Company law requires the directors to prepare consolidated and company financial statements for each financial year. Under that law the directors are required to prepare the consolidated financial statements in accordance with IFRSs as adopted by the EU and have also elected to prepare the company financial statements in accordance with IFRSs as adopted by the EU.

The financial statements are required by law and IFRSs as adopted by the EU to present fairly the financial position and performance of the group and company; the Companies Acts 1963 to 2005 provide in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation.

In preparing each of the consolidated and company financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgments and estimates that are reasonable and prudent; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group and the parent company will continue in business.

The directors are responsible for keeping proper books of account that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that its financial statements comply with the Companies Acts 1963 to 2005. They are also responsible for taking such steps as are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

Under applicable law and the requirements of the Listing Rules issued by the UK Financial Services Authority, the directors are also responsible for preparing a Directors' Report and reports relating to directors' remuneration and corporate governance that comply with that law and those Rules.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the company's website. Legislation in the Republic of Ireland governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

On behalf of the board

Merrick G Andlinger *Director*	Paul M D'Alton *Director*	5 April 2006

Independent Auditors' Report to the Members of AgCert International Plc

We have audited the consolidated and company financial statements (the 'financial statements') of AgCert International Plc for the period ended 31 December 2005 which comprise the Consolidated and Company Income Statements, the Consolidated and Company Balance Sheets, the Consolidated and Company Cash Flow Statements, the Consolidated and Company Statements of Recognised Income and Expense and the related notes. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company's members, as a body, in accordance with section 193 of the Companies Act 1990. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the EU are set out in the Statement of Directors' Responsibilities on page 27.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view in accordance with IFRSs as adopted by the EU and have been properly prepared in accordance with the Companies Acts 1963 to 2005 and Article 4 of the IAS Regulation. We also report to you our opinion as to: whether proper books of account have been kept by the company; whether at the balance sheet date, there exists a financial situation requiring the convening of an extraordinary general meeting of the company; and whether the information given in the Directors' Report is consistent with the financial statements. In addition, we state whether we have obtained all the information and explanations necessary for the purposes of our audit, and whether the company financial statements are in agreement with the books of account.

We also report to you if, in our opinion, any information specified by law or the Listing Rules of the UK Financial Services Authority regarding directors' remuneration and directors' transactions is not disclosed and, where practicable, include such information in our report.

We review whether the Corporate Governance Statement reflects the company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the UK Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises the Directors' Report, the Chairman's Report, the Corporate Governance Report, the Finance Review and the Operations Review. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of

Independent Auditors' Report to the Members of AgCert International Plc

whether the accounting policies are appropriate to the group's and company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the consolidated financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU, of the state of the group's affairs as at 31 December 2005 and of its loss for the period then ended;
- the company financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU, of the state of the company's affairs as at 31 December 2005 and of its loss for the period then ended; and
- the financial statements have been properly prepared in accordance with the Companies Acts 1963 to 2005 and Article 4 of the IAS Regulation.

We have obtained all the information and explanations which we consider necessary for the purposes of our audit. In our opinion proper books of account have been kept by the company. The company financial statements are in agreement with the books of account.

In our opinion the information given in the directors' report is consistent with the financial statements.

The net assets of the company are more than half of the amount of its called-up share capital and, in our opinion, on that basis there did not exist at 31 December 2005 a financial situation which under Section 40 (1) of the Companies (Amendment) Act, 1983 would require the convening of an extraordinary general meeting of the company.

KPMG

KPMG
Chartered Accountants
Registered Auditor
5 April 2006

1 Harbourmaster Place
IFSC
Dublin 1

AgCert International Plc

Consolidated and company income statement

For the thirteen month period from incorporation to 31 December 2005

	Note	*2005 Consolidated* €	*2005 Company* €
Revenue	3	3,374	3,374
Professional and legal expenses		(4,872,859)	(3,127,694)
Wages and salaries	6	(6,906,260)	(1,410,539)
Employee share based payments	6, 18	(984,827)	(984,827)
General and administrative expenses		(4,851,454)	(1,952,520)
Depreciation and amortisation		(322,793)	(201,222)
Loss on sale of capital equipment		(3,026)	(3,026)
Costs incurred on behalf of foreign operations		-	(10,265,135)
Operating loss before financing costs		**(17,937,845)**	**(17,941,589)**
Financial income	7	591,227	591,227
Financial expense	7	(1,943,212)	(1,939,468)
Net financing costs		**(1,351,985)**	**(1,348,241)**
Loss after financing costs		**(19,289,830)**	**(19,289,830)**
Loss before tax		**(19,289,830)**	**(19,289,830)**
Income tax expense	8	-	-
Loss for the period		**(19,289,830)**	**(19,289,830)**
Attributable to:			
Equity holders of the parent	14	(19,289,830)	(19,289,830)
Basic (loss) per share	15	(0.15)	(0.15)
Diluted (loss) per share	15	(0.15)	(0.15)

On behalf of the board

Merrick G Andlinger
Director

Paul M D'Alton
Director

AgCert International Plc

Consolidated and company statement of recognised income and expense

For the thirteen month period from incorporation to 31 December 2005

	Note	*2005* **Consolidated** €	*2005* Company €
Foreign exchange translation differences on net investment in foreign operations	14	**356,519**	0
Income and expense recognised directly in equity		**356,519**	0
Loss for the period		**(19,289,830)**	(19,289,830)
Total recognised income and expense for the period		**(18,933,311)**	(19,289,830)
Attributable to:			
Equity holders of the parent		(18, 933,311)	(19,289,830)

AgCert International Plc

Consolidated and company balance sheet

At 31 December 2005

	Note	*2005* Consolidated €	*2005* Company €
Assets			
Property, plant and equipment	9	40,661,223	11,089,340
Goodwill and intangible assets	10	3,634,704	3,634,704
Financial assets	25	-	29,219,234
Total non-current assets		**44,295,927**	**43,943,278**
Inventories	11	1,277,015	1,277,015
Trade and other receivables	12	2,208,119	1,140,108
Cash and cash equivalents	13	28,084,575	27,135,209
Total current assets		**31,569,709**	**29,552,332**
Total assets		**75,865,636**	**73,495,610**
Equity			
Issued capital	14	87,940,408	87,940,408
Translation reserve	14	356,519	-
Equity incentive reserve	14	984,827	984,827
Retained earnings	14	(19,289,830)	(19,289,830)
Total equity attributable to equity holders of the parent		**69,991,924**	**69,635,405**
Liabilities			
Finance lease liabilities (non-current)	16	212,088	-
Total non-current liabilities		**212,088**	-
Trade and other payables	19	5,584,462	3,860,205
Finance lease liabilities (current)	16	77,162	-
Total current liabilities		**5,661,624**	**3,860,205**
Total liabilities		**5,873,712**	**3,860,205**
Total equity and liabilities		**75,865,636**	**73,495,610**

On behalf of the board

Merrick G Andlinger
Director

Paul M D'Alton
Director

AgCert International Plc

Consolidated and company cash flow statement

For the thirteen month period from incorporation to 31 December 2005

	Note	*2005* Consolidated €	*2005* Company €
Cash flows from operating activities			
Loss before taxation	14	(19,289,830)	(19,289,830)
Adjustments for:			
Interest income	7	(591,227)	(591,227)
Interest expense	7	394,632	392,040
Depreciation and amortisation		322,793	201,222
Employee share based payments	6, 18	984,827	984,827
Loss on sale of equipment	9	3,026	3,026
Increase in trade and other receivables	12	(2,208,119)	(1,140,108)
Increase in inventories	11	(1,277,015)	(1,277,015)
Increase in trade and other payables		5,920,009	3,860,206
Net cash outflow from operating activities		**(15,740,904)**	**(16,856,859)**
Cash flows from investing activities			
Interest income	7	591,227	591,227
Property, plant and equipment constructed		(39,282,976)	(9,931,884)
Business operations acquired		(4,996,418)	(4,996,418)
Investment in foreign operations		-	(29,219,234)
Net cash from investing activities		**(43,688,167)**	**(43,556,309)**
Cash flows from financing activities			
Proceeds from the issue of share capital		90,852,755	90,852,755
Proceeds from the issue of debt		22,215,702	22,215,702
Repayment of borrowings		(13,839,252)	(13,839,252)
Payment of transaction costs		(11,288,788)	(11,288,788)
Interest expense	7	(394,632)	(392,040)
Payment of finance lease liabilities		(32,139)	0
Net cash from financing activities		**87,513,646**	**87,548,377**

AgCert International Plc

Consolidated cash flow statement

For the period from incorporation to 31 December 2005

	Note	*2005* Consolidated €	*2005* Company €
Net Increase in cash and cash equivalents		**28,084,575**	**27,135,209**
Cash and cash equivalents at 8 December 2004		-	-
Cash and cash equivalents at 31 December 2005	13	**28,084,575**	**27,135,209**

On behalf of the board

Merrick G Andlinger
Director

Paul M D'Alton
Director

AgCert International Plc

Statement of accounting policies

Statement of accounting policies

AgCert International Plc is a Company domiciled in the Republic of Ireland, with a principal place of business at Apex Business Centre, Blackthorn Road, Sandyford, Dublin 18. The Company's registered office address is 30 Herbert Street, Dublin 2, Ireland. The Company financial statements show the results and financial position of the Company as an individual entity. The consolidated financial statements of the Company for the period from the date of incorporation to 31 December 2005 constitute the financial statements of the Company and its subsidiaries (together referred to as the "Group").

AgCert International Limited was incorporated on the 8 December 2004. The Company was listed on the London Stock exchange on 2 June 2005 as AgCert International Plc.

The assets and liabilities of both AgCert International LLC and AgCert Canada Co were acquired by AgCert International plc during the period. AgCert International LLC has changed its name to ANX LLC.

On 1 January 2005 ANX LLC transferred its beneficial ownership in assets and intellectual property rights to AgCert International Limited. ANX LLC was a limited liability Company domiciled in the United States of America and was organised on 10 May 2002 under the laws of the State of Delaware. ANX LLC's primary business activities comprised of the generation of emission reduction offsets.

On 5 April 2005 AgCert Canada Co. assigned its rights and obligations under contracts to AgCert International Plc. AgCert Canada Co was a Company domiciled in Canada and was incorporated on 15 January 2003. The primary business activities comprised of identifying and developing contractual relationships with third parties interested in purchasing emission reduction offsets.

a. Statement of compliance

The consolidated and company financial statements have been prepared in accordance with Irish Statute comprising the Companies Acts, 1963 to 2005 and in accordance with International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board (IASB) and adopted by the European Union ("IFRSs adopted by the EU"). The IFRSs adopted by the EU applied in the financial statements are those effective for accounting periods ending on or after 31 December 2005.

b. Basis of preparation

The financial statements are presented in euro. They are prepared on the historical cost basis except for derivative financial instruments and share based payments which are stated at fair value. The financial statements are presented from the date of incorporation, 8 December 2004 to 31 December 2005, a period of more than one year. There are no comparative amounts.

The preparation of financial statements in conformity with IFRSs adopted by the EU requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of asset and liabilities, income and expenses. The estimates and associated assumptions are based on management's best judgement as to what is reasonable under the

circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 23.

The accounting policies set out below have been applied consistently by Group entities.

c. Accounting for subsidiaries

(i) Basis of consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

(ii) Transactions eliminated on consolidation

Intragroup balances and any unrealised gains and losses or income and expenses arising from Intragroup transactions, are eliminated in preparing the consolidated financial statements unless losses provide evidence of impairment.

(iii) Company financial statements

Investments in subsidiaries are carried at cost less impairment losses.

d. Foreign currency

(i) Foreign currency transactions

Transactions in foreign currencies are recorded at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to euro at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in profit or loss. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary

Statement of accounting policies *(continued)*

assets and liabilities denominated in foreign currencies that are stated at fair value are translated to euro at foreign exchange rates ruling at the dates the fair value was determined.

(ii) Financial statements of foreign operations

The financial statements of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to euro at the foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated into euro at rates approximating to the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation are recognised directly into a separate component of equity.

e. Derivative financial instruments

Derivative financial instruments are recognised initially at fair value. Subsequent to initial recognition, derivative financial instruments are stated at fair value and the gain or loss on remeasurement to fair value is recognised immediately in profit or loss.

f. Property, plant and equipment

(i) Owned assets

Items of property, plant and equipment are stated at cost less any accumulated depreciation and any accumulated impairment losses. The cost of self-constructed assets includes the cost of materials, direct labour and an appropriate amount of production overhead.

Biodigesters that are being constructed or developed for future use are classified as property, plant and equipment and stated at cost until construction or development is complete, at which point the biodigester is depreciated over a ten year period (see (iii) below).

The biodigesters were constructed by various subcontractors and are located at numerous farm sites in Latin America. The Group has entered into supply contracts (also known as "Aggregation contracts") with a number of farm owners which give AgCert the sole rights to all environmental benefits arising from the farm generally for ten years, including the benefits arising from the combustion of methane. At the end of the contract, title to the biodigesters will pass to the farmers and consequently for the Group they have a nil residual value. AgCert constructs the biodigesters on individual sites and capitalises direct costs and an appropriate amount of production overhead. Upon completion of each site, the asset is placed in service.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

(ii) Leased assets

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. At commencement of the lease term, finance leases are recognised on the balance sheet at an amount equal to the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. The asset is depreciated over it's useful life. Lease payments are accounted for as described in accounting policy (p) (ii).

Statement of accounting policies *(continued)*

(iii) Depreciation

Depreciation, based on the difference between cost and residual value, is charged to the income statement on a straight line basis over the estimated useful lives of each part of property, plant and equipment. The biodigesters are depreciated over the shorter of the length of the contract between the farmers and the Company; and the useful life of the asset.

The estimated useful lives are as follows:

• Biodigesters	10 years
• Capital equipment	5 years
• Leasehold improvements	3 years
• Finance lease automobiles	3 years

Residual values, unless insignificant, are reviewed annually.

g. Goodwill and intangible assets

(i) Goodwill

All business combinations are accounted for by applying the purchase method. In respect of the business, acquired goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is not amortised but is tested annually for impairment. (See accounting policy (k)).

(ii) Other intangible assets

Intangible assets other than goodwill that are acquired by the Group are stated at cost less accumulated amortisation and impairment losses.

(iii) Subsequent expenditure

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

Expenditure on internally generated goodwill and brands is recognised in the income statement as an expense as incurred.

(iv) Amortisation

Amortisation is charged to profit or loss on a straight line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Goodwill and intangible assets with an indefinite useful life are tested systematically for impairment at each annual balance sheet

date. Intangible assets with a finite useful life are amortised from the date they are available for use. The estimated useful lives are as follows:

∘ Patents and trademarks	10 years
∘ Software	10 years
∘ Aggregation contracts*	10 years

* Aggregation contracts are arrangements with farmers whereby AgCert has the right to construct biodigesters on the farm and rights to all environmental benefits arising from the farm.

h. Trade and other receivables

Other receivables are stated at their cost less impairment losses (see accounting policy (k)).

i. Inventories

Inventories of Offsets are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Cost comprises all production costs. At the end of each period, inventory cost will be evaluated based on the recoverable value and current market prices to determine whether any write down is appropriate. To the extent that any impairment arises, losses from inventory valuation are recognised in the period in which they accrue. The costs associated with producing the inventories are charged to the income statement in the same period as the related revenues are recognised.

j. Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with an original maturity of three months or less.

k. Impairment

The carrying amounts of the Group's assets other than:

- Inventories (See accounting policy (i))
- Deferred tax assets (See accounting policy (q))
- Assets arising from employee benefits (See accounting policy (n))
- Derivatives (see accounting policy (e))

are reviewed at each balance sheet date to determine whether there is any indication of impairment. When such an indication exists, the assets are reviewed for impairment.

Statement of accounting policies *(continued)*

For goodwill, intangible assets that have been an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated at each balance sheet date.

An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds it recoverable amount. Impairment losses are recognised in the income statement.

Impairment losses recognised in respect of cash generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash generating unit and then, to reduce the carrying amount of the other assets in the unit on a pro rata basis.

The recoverable amount of assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

l. Dividends

Final dividends on ordinary shares are recognised in equity in the period in which they are approved by the Company's shareholders. Interim dividends are recognised in equity in the period in which they are paid.

m. Trade and other payables

Trade and other payables are stated at cost.

n. Employee benefits

(i) Share-based payment transactions

For equity settled share options, the fair value of options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using a binomial lattice model, taking into account the terms and conditions upon which the options were granted.

For share awards the fair value of the shares granted to the employee is recognised as an expense with a corresponding increase in equity. The fair value is initially measured at grant date and spread over the period during which the employees become unconditionally entitled to the shares (36 months). The fair value of the share awards are measured based on share price on date of grant, taking into account the terms and conditions upon which the instruments were granted.

Statement of accounting policies *(continued)*

o. Revenue

(i) Goods sold and services rendered

Revenue from the sale of emission offsets is recognised when the Group has transferred the significant risks and rewards of ownership to a customer. Revenue is recognised only if it is probable that future economic benefits will flow to the Group and these benefits can be measured reliably. In order for the Group to generate a Certified Emission Reduction, a number of steps must be performed, as follows:

- the Group constructs a facility that produces Emission Reductions;
- the United Nations approves the process and methodology of measuring Emission Reductions and certifies their acceptance of the production process;
- the Group has to obtain the approval of the Designated National Authority for the process and methodology in the country in which the Emission Reduction facility is based;
- the Group produces Emission Reductions to supply to the customer;
- the Group then notifies the customer that Emission Reductions have been verified and are held for the customer's account; and
- the Emission Reductions need to be registered by the UNFCCC before they become Certified Emission Reductions that can be utilised by the customer in its own jurisdiction to reduce its level of emission production.

The Group will only recognise revenue when it notifies the customer that the Emission Reductions have been certified and are held for the customer's account and it determines that the delivery and regulatory risk encompassed in the final Emission Reduction registration and certification process is minimal.

p. **Expenses**

(i) Operating lease payments

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease.

(ii) Finance lease payments

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

(iii) Net financing costs

Net financing costs comprise interest payable on borrowings (including finance leases), interest receivable on funds invested and foreign exchange gains and losses on borrowings and cash balances.

Interest income is recognised in the income statement as it accrues. The interest expense component of finance lease payments is recognised in the income statement.

(iv) Research and Development

Research and development costs are expensed as incurred.

q. Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes, temporary differences arising from the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and temporary differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

r. Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments. The Group's primary format is geographical segments and is based on the Group's management and internal reporting structure. The Group's secondary reporting format is business segments. There is one business segment being the generation of Emission Reduction Offsets.

s. Provisions

A provision is recognised in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Statement of accounting policies *(continued)*

t. Convertible notes

Convertible notes that can be converted into share capital at the option of the holder, where the number of shares issued does not vary with changes in their fair value, are accounted for as compound financial instruments. Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components in proportion to the allocation of proceeds. The equity component of the convertible notes is calculated as the excess of the issue proceeds over the present value of the future interest and principal payments, discounted at the market rate of interest applicable to similar liabilities that do not have a conversion option. The interest expense recognised in the income statement is calculated using the effective interest method.

AgCert International Plc

Notes to the consolidated and company financial statements

1. Segmental reporting

Segment information is presented in respect of the Group's business and geographical segments. The primary format, geographical segments is based on the Group's management and internal reporting structure.

Inter-segment pricing is determined on an arm's length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Geographical segments

Group operations are headquartered in Dublin, Ireland, in which jurisdiction the CERs are delivered to customers. Sérvices and data generation to support the production of emission Offsets are provided by subsidiaries in Mexico and Brazil. Other administrative services are provided in the USA.

In presenting the information on the basis of geographical segments, segment assets are based on the geographical location of the production assets.

Business segments

The Group comprises one business segment being the generation of emission reduction offsets.

The following sets out the segmental information on the consolidated financial statements:

AgCert International Plc

Notes to the consolidated and company financial statements *(continued)*

Geographic Segments

	Canada	USA	Mexico	Brazil	Ireland	Total
	€'000	€'000	€'000	€'000	€'000	€'000
CER Revenue	-	-	-	-	-	-
Voluntary Emission Reduction Revenue	-	-	-	-	3	3
Total Revenue from external customers	-	-	-	-	3	3
Operating (loss)	-	1	-	2	(17,941)	(17,938)
Net financing costs	-	(2)	-	(2)	(1,348)	(1,352)
Income tax expense	-	-	-	-	-	-
(Loss) for the period	-	-	-	-	(19,290)	(19,290)
Segment assets	19	594	11,432	19,545	44,276	75,866
Segment liabilities	(72)	(1,042)	(133)	(2,399)	(2,228)	(5,874)
Capital expenditure	-	452	10,325	18,994	12,096	41,867
Impairment losses	-	-	-	-	-	-
Depreciation and amortisation expense	-	(68)	(21)	(33)	(201)	(323)
Number of completed farms	-	-	89	176	-	265
Assets under construction	-	-	4,900	11,784	1,424	18,108
Number of employees	3	49	84	63	9	208

The Company incurred costs on behalf of foreign operations of €10,265,135.

Business segments

The Group comprises one business segment being the generation of emission reduction offsets.

	Consolidated
	Period ended 31 Dec 05
	€ '000
Revenue from external customers	3
Segment assets	75,866
Capital expenditure	41,867

**All segments are continuing operations*

2. Acquisitions

On 1 January 2005 and 5 April 2005, certain of the business assets and liabilities of ANX LLC and AgCert Canada Co, who are related parties, were acquired by the Company and its subsidiary undertakings.

The key transactions were:

- right, title and interest in the biodigesters and lagoons constructed in Brazil and Mexico, together with all related assets (including certain intangible assets) and liabilities were transferred from ANX LLC to the Company for the amount of US$1.5 million (€1,105,800)

- right, title and interest in and to any and all non US intellectual property rights (including the AgCert trade mark and the proprietary computer software) to be used outside of the United States of America were assigned from ANX LLC to the Company for the amount of US$3.7 million (€2,733,274);

- right, title and interest in and to any and all US intellectual property rights (including the AgCert trade mark and the proprietary computer software) to be used inside the US only were assigned from ANX LLC to AgCert Services USA, Inc. a subsidiary of the Company, for the amount of US$10.00 (€7);

  the Company acquired the rights and assumed the obligations of AgCert Canada Co under certain contracts with biodigester construction contractors in Brazil and letters of intent, contracts and arrangements with farmers in Canada, Brazil and Mexico for the collection of relevant data, construction of certain improvements on farmers' property and the generation of environmental emission Offsets. As part of the assignment, the Company agreed to assume AgCert Canada Co's obligations under a certain promissory note (the 'Canadian Note') in the original amount of US$1.3 million (€1,084,823) issued by AgCert Canada Co to ANX LLC in respect of the financing by ANX LLC of AgCert Canada Co's costs in obtaining and performing the contracts. In exchange for the cancellation of the Canadian Note, the Company issued to ANX LLC US$1.3

million (€1,084,823) in nominal value Series "B" Unsecured Non Convertible Loan Notes 2007;

- certain customer contracts were assigned from AgCert Canada Co to the Company for nil consideration;
- AgCert Canada Holding Limited, a subsidiary of the Company, acquired the issued share capital of AgCert Canada Co for US$1.00 (€0.7).

The consideration paid in respect of key transactions outlined above totalled US$6.5 million (€4,923,904) and was settled through the issuance by the Company to ANX LLC of Series "A" Unsecured Non Convertible Loan Notes 2007 ('Series "A" Notes') in the amount of US$2.7 million and the issuance of Series "B" Unsecured Non Convertible Loan Notes 2007 ('Series "B" Notes') in the amount of US$3.8 million. All notes were subsequently repaid by the Company during the period.

Acquiree's net assets at acquisition date

	Recognised Value	Fair Value Adjustment	Carrying Amount
	€	€	€
Property, plant and equipment	1,200,440	-	1,200,440
Intangible assets	-	1,880,004	1,880,004
Trade and other receivables	390,746	-	390,746
Trade and other payables	(463,260)	-	(463,260)
Net identifiable assets and liabilities			3,007,930
Goodwill on acquisition			1,915,974
Consideration, satisfied in the form of notes issued			**4,923,904**

On the acquisition of the assets of ANX LLC, the Group determined those intangible assets which were separately identifiable and which were now controlled by the Group and expected to provide future economic benefits. These intangible assets are set out in Note 10. Excess of the consideration paid for the business over the fair value of the net assets acquired, including the value attributed to separately identifiable intangible assets, is capitalised as goodwill. The goodwill which has arisen can be attributed to technical knowledge and know-how acquired which is based upon a combination of systems and processes, and which permit the flexibility to adapt the Company's methodology and infrastructure into other livestock sectors, and other national Clean Development Mechanism markets.

3. Revenue

	2005 Consolidated €	2005 Company €
Emission related income	3,374	3,374

Revenue was generated from the sale of Voluntary Emission Reductions (VER's) during the period.

4. Statutory and other information

	2005 Consolidated €	2005 Company €
Auditor's remuneration		
- Audit services	411,658	411,658
- IPO services	1,483,658	1,483,658
- Other	132,234	132,234
Depreciation and amortisation	743,589	485,909
Operating lease payments	256,774	80,904

5. Directors' remuneration and interests

Details of Directors' remuneration and interests are set out in the Remuneration Committee Report on pages 18 to 21.

6. Personnel numbers and costs

The average number of persons employed by the Group (including executive Directors) during the period, analysed by category, was as follows:

	Number of employees Group	Company
Management	29	4
Administration	48	5
Sales	3	-
Production	128	-
	208	9

AgCert International Plc

Notes to the consolidated and company financial statements *(continued)*

The aggregate payroll costs of these persons were as follows:

	Consolidated €	Company €
Wages and salaries	6,248,535	1,350,545
Social welfare costs	657,725	59,994
Total wages and salaries	**6,906,260**	**1,410,539**
Employee share based payments	984,827	984,827
Total payroll	**7,891,087**	**2,395,366**

Consolidated and company payroll costs include €790,377 paid / payable to Alan Tank, former CEO.

7. Net financing costs

	Consolidated €	Company €
Financial income:		
Interest income	591,227	591,227
Financial expense:		
Interest expense	(394,632)	(392,040)
Net foreign exchange loss on borrowing	(1,548,580)	(1,547,428)
Total financial expense	(1,943,212)	(1,939,468)
Net financing costs	**(1,351,985)**	**(1,348,241)**

8. Income tax

Due to losses incurred during the year, no income tax charge was recorded. Due to the start up nature of the business a deferred tax asset in respect of losses incurred has not been recognised.

AgCert International Plc

Notes to the consolidated and company financial statements *(continued)*

9. Property, plant and equipment

Property, plant and equipment of the Group are as follows:

	Biodigesters	Assets under construction	Capital equipment	Finance lease	Leasehold improvements	Total
	€	€	€	€	€	€
COST						
On incorporation (8 December 2004)	-	-	-	-	-	-
Acquisitions through business combinations	352,461	776,712	71,267	-	-	1,200,440
Additions during the period	21,071,883	17,331,669	941,350	321,389	320,381	39,986,672
Disposals during the period	-	-	(3,026)	-	-	(3,026)
Effects of movements in foreign exchange	31,162	-	44,129	-	8,446	83,737
Balance at 31 December 2005	**21,455,506**	**18,108,381**	**1,053,720**	**321,389**	**328,827**	**41,267,823**
DEPRECIATION						
On incorporation (8 December 2004)	-	-	-	-	-	-
Depreciation charge for the period	445,957	-	94,186	-	42,172	582,315
Disposals during the period	-	-	-	-	-	-
Effects of movements in foreign exchange	20,087	-	3,202	0	996	24,285
Balance at 31 December 2005	**466,044**	**0**	**97,388**	**0**	**43,168**	**606,600**
CARRYING AMOUNTS						
On incorporation (8 December 2004)	-	-	-	-	-	-
At 31 December 2005	**20,989,462**	**18,108,381**	**956,332**	**321,389**	**285,659**	**40,661,223**

AgCert International Plc

Notes to the consolidated and company financial statements *(continued)*

Property, plant and equipment of the Company are as follows:

	Biodigesters	Assets under construction	Capital equipment	Finance lease automobiles	Leasehold improvements	Total
	€	€	€	€	€	€
COST						
On incorporation (8 December 2004)	-	-	-	-	-	-
Acquisitions through business combinations	352,461	776,712	71,267	-	-	1,200,440
Additions during the period	9,274,187	647,449	270,719	-	24,206	10,216,561
Disposals during the period	-	-	(3,026)	-	-	(3,026)
Effects of movements in foreign exchange	-	-	-	-	-	-
Balance at 31 December 2005	**9,626,648**	**1,424,161**	**338,960**	**-**	**24,206**	**11,413,975**
DEPRECIATION						
On incorporation (8 December 2004)	-	-	-	-	-	-
Depreciation charge for the period	285,304	-	37,314	-	2,017	324,635
Disposals during the period	-	-	-	-	-	-
Effects of movements in foreign exchange	-	-	-	-	-	-
Balance at 31 December 2005	**285,304**	**-**	**37,314**	**-**	**2,017**	**324,635**
CARRYING AMOUNTS						
On incorporation (8 December 2004)	-	-	-	-	-	-
At 31 December 2005	9,341,344	1,424,161	301,646	-	22,189	11,089,340

Leased automobiles

The finance lease is for automobiles located in Brazil. On 14 December 2005, the commencement of the lease term, the finance lease was recognised on the balance sheet at the fair value of automobiles, €321,389. See Note 16, Interest Bearing Loans and Borrowings.

Property, plant and equipment under construction

At 31 December 2005, costs of €18,108,381 were recognised as the carrying amount of assets under construction.

Notes to the consolidated and company financial statements *(continued)*

10. Goodwill and intangible assets

Goodwill and intangible assets owned by both the Group and the Company are as follows:

	Goodwill	Patents and trademarks	Software	Aggregation contracts	Total
	€	€	€	€	€
COST					
On incorporation (8 December 2004)	-	-	-	-	-
Acquisitions through business combinations	1,915,974	368,600	442,320	1,069,084	3,795,978
Other additions – internally developed	-	-	-	-	-
Effects of movements on foreign exchange	-	-	-	-	-
Balance at 31 December 2005	**1,915,974**	**368,600**	**442,320**	**1,069,084**	**3,795,978**
AMORTISATION AND IMPAIRMENT LOSSES					
On incorporation (8 December 2004)	-	-	-	-	-
Amortisation for the period	-	36,860	44,232	80,182	161,274
Impairment charge	-	-	-	-	-
Reversal of impairment losses	-	-	-	-	-
Effects of movements in foreign exchange	-	-	-	-	-
Balance at 31 December 2005	-	**36,860**	**44,232**	**80,182**	**161,274**
CARRYING AMOUNTS					
On incorporation (8 December 2004)	-	-	-	-	-
Balance at 31 December 2005	1,915,974	331,740	398,088	988,902	3,634,704

The amortisation charge is recognised in the following line item in the income statement:

	Consolidated €	Company €
Depreciation and amortisation	161,274	161,274

Impairment test for cash generating units containing goodwill

The following cash generating unit has a significant carrying amount of goodwill attached:

	€
The AgCert Certified Emission Reduction (CER) Business	1,915,974

The entire CER business was the lowest level at which goodwill could be allocated to a cash generating unit. While the Group owns assets in a number of countries, goodwill could not be attributed to these assets individually because the Group is still in a start up phase and is operating in a new and evolving industry. For these reasons, at present, future cashflows could not be estimated for the assets at country level. Therefore, it is appropriate to attribute goodwill to the CER business unit in its entirety.

The AgCert Certified Emission Reduction unit's impairment test is based on fair value less costs to sell, using the Company's observable share price, as the recoverable amount. This recoverable amount significantly exceeds the carrying amount of the unit including goodwill such that it is not reasonably possible for the share price to change by such a significant amount as to eliminate the variance between the carrying amount and the recoverable amount.

11. Inventories

	Consolidated €	Company €
Raw Materials and Consumables	-	-
Work in Progress	1,277,015	1,277,015
Finished Goods	-	-
	1,277,015	1,277,015

Inventories are stated at cost which comprises all production costs incurred in producing the Offsets.

AgCert International Plc

Notes to the consolidated and company financial statements *(continued)*

12. Trade and other receivables

	Consolidated €	Company €
Amounts receivable from trade customers	-	-
Amounts receivable from related parties	-	-
Prepayments	2,040,710	996,562
Other receivables	167,409	143,546
	2,208,119	1,140,108

13. Cash and cash equivalents

	Consolidated €	Company €
Cash and cash equivalents	28,084,575	27,135,209

14. Capital and reserves

The Group has the following capital and reserves:

	Ordinary Shares (called up, fully paid)	Share Capital Nominal €	Share Premium €	Total €
In issue on incorporation	1,000,000	10,000	-	10,000
Renominalisation of share capital from €0.01 to €0.0001	99,000,000	-	-	-
	100,000,000	10,000	-	10,000
Issued for cash on IPO	43,436,293	4,344	90,838,411	90,842,755
Issue costs	-	-	(11,288,788)	(11,288,788)
Conversion of loan notes	10,107,656	1,011	8,375,430	8,376,441
	153,543,949	15,355	87,925,053	87,940,408

AgCert International Plc

Notes to the consolidated and company financial statements *(continued)*

AgCert International Plc was incorporated on the 8 December 2004 as AgCert International Limited. On incorporation, the Company's authorised share capital was 30,000,000 ordinary shares of €0.01 each. 1,000,000 of these shares were issued on incorporation for total value of €10,000.

In April 2005 the Company's share capital was renominalised from €0.01 to €0.0001. This increased the owners' shares held from 1,000,000 shares to 100,000,000 shares.

In June 2005 the Company placed 43 million shares on the London Stock Exchange. AgCert received €90,842,755 from the placing, of which €90,838,411 was share premium. The shares were floated at Stg 140 pence.

The Company received €8.3 million in loan funds in May 2005. Under the terms of the loan notes the debt was convertible into ordinary share capital. The loan notes were converted in June 2005 for 10,107,656 ordinary shares.

	Share Capital	Share Premium	Retained Earnings	Equity Incentive Reserve	Translation Reserve	Equity Component Reserve	Total
	€	€	€	€	€	€	€
Balance on inception	10,000	-	-	-	-	-	10,000
Loan issues	-	-	-	-	-	1,876,450	1,876,450
IPO issue (net of issue costs)	4,344	79,549,623	-	-	-	-	79,553,967
Conversion of loan notes	1,011	8,375,430	-	-	-	(1,876,450)	6,499,991
Total recognised income and expenses	-	-	(19,289,830)	-	356,519	-	(18,933,311)
Equity – settled transactions	-	-	-	984,827	-	-	984,827
	15,355	87,925,053	(19,289,830)	984,827	356,519	-	69,991,924

Translation reserve

The translation reserve comprises all foreign exchange differences arising from the translation of the assets, liabilities, income and expenses of foreign operations into Euro.

AgCert International Plc

Notes to the consolidated and company financial statements *(continued)*

The Company had the following capital and reserves:

	Ordinary Shares (called up, fully paid)	Share Capital Nominal	Share Premium	Total
		€	€	€
In issue on incorporation	1,000,000	10,000	-	10,000
Renominalisation of share capital from €0.01 to €0.0001*	99,000,000	-	-	-
	100,000,000	10,000	-	10,000
Issued for cash on IPO	43,436,293	4,344	90,838,411	90,842,755
Issue costs	-	-	(11,288,788)	(11,288,788)
Conversion of loan notes	10,107,656	1,011	8,375,430	8,376,441
	153,543,949	15,355	87,925,053	87,940,408

*Share capital was renominalised on 29 April 2005

	Share Capital	Share Premium	Retained Earnings	Equity Incentive Reserve	Equity Component Reserve	Total
	€	€	€	€	€	€
Balance on inception	10,000	-	-	-	-	10,000
Loan issues	-	-	-	-	1,876,450	1,876,450
IPO issue (net of issue costs)	4,344	79,549,623	-	-	-	79,553,967
Conversion of loan notes	1,011	8,375,430	-	-	(1,876,450)	6,499,991
Total recognised income and expenses	-	-	(19,289,830)	-	-	(19,289,830)
Equity – settled transactions	-	-	-	984,827	-	984,827
	15,355	87,925,053	(19,289,830)	984,827	-	69,635,405

Ordinary shares

On incorporation, the Company's authorised share capital was 30,000,000 ordinary shares. Share capital was renominalised on 29 April 2005 and as a result the authorised share capital increased from 30,000,000 ordinary shares to 3,000,000,000 ordinary shares. At 31 December 2005, the authorised share capital comprised 3,000,000,000 ordinary shares.

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company.

Dividends

No dividends were proposed for the period ended 31 December 2005.

15. Earnings per share

Basic Earnings per share

The calculation of basic earnings per share for the period ended 31 December 2005 was based on the loss attributable to ordinary shareholders of (€19,289,830) and a weighted average number of ordinary shares outstanding during the period ended 31 December 2005 of 129,255,972, calculated as follows:

Loss attributable to ordinary shareholders for the year ended 31December 2005
(in thousands of Euro)

	'000
Loss for the period	(€19,290)
Loss Attributable to ordinary shareholders	(€19,290)

Weighted average number of ordinary shares for the year ended 31 December 2005
(in thousands of shares)

Issued ordinary shares at 8 December 2004	1,000
Renominalisation in April 2005 from €0.01 to €0.0001	99,000
Effect of Initial Public Offering	23,733
Conversion of loan notes	5,523
Weighted average number of ordinary shares at 31 December	129,256

Diluted Earnings per share

The calculation of diluted earnings per share for the period ended 31 December 2005 was based on the loss attributable to ordinary shareholders of (€19,289,830) and a weighted average number of ordinary shares outstanding during the period ended 31 December 2005 of 129,359,193, calculated as follows:

Profit attributable to ordinary shareholders for the year ended 31 December 2005 (in thousands of Euro)

	'000
Loss for the period	(€19,290)
Loss Attributable to ordinary shareholders	(€19,290)

Weighted average number of ordinary shares for the year ended 31 December 2005 (in thousands of shares)

Weighted average number of ordinary shares for the period	129,256
Effect of share awards	103
Weighted average number of ordinary shares (diluted) at 31 December	129,359

There are also 1,469,000 share options which were granted on 24 October 2005 that are currently anti-dilutive but may become dilutive in the future depending on the share price movement.

16. Interest-bearing loans and borrowings

For information about the Group's exposure to interest rate and foreign currency risk, see note 21. The amounts below relate to the consolidated financial statements only.

	2005 €
Non-current liabilities	
Finance lease liabilities	212,088
Current liabilities	
Current portion of finance lease liabilities	77,162
	289,250

Finance lease liabilities are payable as follows:

	Minimum Lease Payments	*Interest*	*Principal*
Less than one year	130,800	53,638	77,162
Between one and five years	261,600	49,512	212,088
More than five years	-	-	-
	392,400	103,150	289,250

The finance lease is for automobiles located in Brazil that are estimated to have a fair value of €321,389 on the 14 December 2005, the date the finance lease agreement was entered into. The lease is denominated in Brazilian reals and carries an annualised rate of interest under financing terms of approximately 21%.

17. Non cash investing and finance activities

	Consolidated €	Company €
Conversion of loan notes from debt to equity	8,376,441	8,376,441

These loan notes were converted during the Initial Public Offering of the Company in June 2005. Refer to note 14.

18. Employee benefits

	Consolidated €	Company €
Employee share based payments	984,827	984,827

Share based payments

The 2005 Equity Incentive Plan was approved by the AgCert Board on 12 October 2005. For the calendar year 2005, this plan consisted of an issuance of both share options and share awards to a group of AgCert employees. On 24 October 2005, share options were issued to US based employees and share awards to non-US based employees. Both the share options and share awards consist of a total vesting schedule of 36 months and the total number of options/awards granted to the relevant employees in 2005 were as follows:

- Share Awards – 1,285,000 (i.e. total figure of share awards issued to AgCert Brazil/Ireland/Mexico employees)
- Share Options - 1,469,000 (i.e. total figure of share options issued to AgCert USA employees)

The terms and conditions of vesting of the grants are three years of service for all relevant employees.

The number and weighted average exercise prices of share options are as follows:

	Weighted Average exercise price	**No. of options**
	2005	**2005**
	€	
Outstanding at beginning of period	-	-
Forfeited during the period	-	-
Exercised during the period	-	-
Granted during the period	2.03	1,469,000
Outstanding at the end of the period	2.03	1,469,000
Exercisable at the end of the period	-	-

The options outstanding at 31 December 2005 have an exercise price of €2.03 and a contractual life of 10 years. The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on a binomial option model. The expected life of the option is used as an input into this model.

Fair Value of share options and assumptions:

	2005
Share Price	€2.03
Exercise Price	€2.03
Expected Volatility	75%
Contractual life of option	10 years
Expected dividends	-
Risk-free rate	3.78%
Expected life of options	36 months

The result of this valuation indicated the share options were valued at €1,210,603. The value of share awards and share options in aggregate amounted to €3,819,153 and are being amortised over the period from the date of grant of the option/award to the end of the vesting period.

19. Trade and other payables

	Consolidated €	Company €
Accounts payable	2,366,952	371,487
Payroll accruals	1,588,121	722,467
Accrued expenses	1,629,389	1,332,671
Amounts due to subsidiaries	-	1,433,580
	5,584,462	3,860,205

20. Contingencies

There were no known undisclosed contingencies at the date of signing the financial statements.

21. Financial instruments

Financial instruments
Exposure to credit, interest rate and currency risks arises in the normal course of the Group's business. Derivative financial instruments are used to hedge exposure to fluctuations in foreign exchange rates.

Credit risk
While the Group has no material revenue at period end, a credit policy is in place and management intend to perform credit evaluations on all customers requiring credit over a certain limit.

The Group holds significant cash balances which are invested on a short term basis. Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty.

At the balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet.

Interest rate risk
The Group manages its interest rate exposure in relation to its debt profile, based on the analysis of fixed versus floating interest rates and any covenant contained with loan agreements. Interest rate swaps, with approved counterparties who have appropriate limits in place, will be used to convert debt to fixed or floating rates, as appropriate in the particular circumstances.

Foreign currency risk
The Group is exposed to foreign currency risks on purchases and borrowings that are denominated in a currency other than Euro. The currencies that give rise to the risks are primarily the Brazilian Real,

Mexican Peso and US Dollar.

The Group adopts a policy of ensuring that a significant majority of the Group's exposure arising from payables denominated in a foreign currency is hedged using Euro / US Dollar instruments as appropriate. The Group uses forward exchange contracts to hedge its foreign currency risk. All of the forward exchange contracts have maturities of less than one year after the balance sheet date.

There were no material unsettled foreign exchange currency contracts at the period end date.

In respect of other monetary assets and liabilities held in currencies other than the Euro, the Group ensures that the net exposure is kept to an acceptable level, by buying or selling foreign currencies at spot rates where necessary to address short-term imbalances.

Estimation of fair values
The carrying amount of all of the Group's financial assets and financial liabilities at the balance sheet date approximate their fair value. As the finance lease agreement was only entered into on 14 December 2005, the fair value of the finance lease liability is not materially different to the carrying amount of the liability at the period end. Trade and other receivables and payables are all due or payable within one year and the carrying amount of these assets and liabilities are deemed to reflect their fair value.

22. Contractual commitments

Contracts arising from acquisitions
As a result of business combinations with ANX LLC and AgCert Canada Co, certain contractual commitments were transferred to AgCert International Plc. This included an obligation to sell up to 750,000 offsets to a third party at a fixed price of US$5 per offset. The third party holding this option, has the right, but not the obligation, to purchase these Offsets up to 30 September 2008, at which time the option expires if unexercised. As at 31 December 2005, the third party had not exercised any purchases under this agreement.

Sales commitments
The Company now has various long term contractual commitments to supply certified emission reductions to third parties. The sales value of these contractual commitments is approximately €94 million. In certain circumstances where the Company is unable to generate sufficient quantities of CERs to supply to the third parties, under the terms of these contracts replacement CERs would need to be sourced in order for the Company to fulfil its contractual obligations. The projected cost of obtaining these CERs from an alternative source is indeterminable, however it is possible that the Company would have to acquire these CERs at the then prevailing market price.

Farmer commitments
The Group also has various contractual commitments with farmers in Brazil and Mexico, whereby the Group has agreed to give the farmer a percentage of the revenue received from the sale of certified emission reductions. This percentage varies depending on the contract terms.

23. Accounting estimates and judgments

Management discussed the development, selection and disclosure of the Group's critical accounting policies and estimates and the application of these policies and estimates. The key sources of estimation uncertainty are as follows:

Recoverability of biodigester cost
The carrying amount of the Biodigesters is dependent on future revenue and is subject to cross border and regulatory risk beyond the control of the Group. The Group is expanding the business by raising and deploying capital in several new and emerging markets for which little historical information exists. The future revenue is inherently difficult to forecast. If expected revenue is not achieved this may result in the impairment of the Biodigesters. The Group's cross border operations and expansion is subject to risks beyond management's control including unexpected changes in regulatory requirements; difficulties in staffing and managing foreign operations; difficulties relating to the enforcement of contracts; and changes in laws and policies affecting trade and investment in jurisdictions where the Group operates. These risks could adversely impact the ability of the Group to generate revenue in the future which could impact the carrying value of the Biodigesters.

These risks of impairment relating to the Biodigesters will be mitigated over time.

Valuation of share options
Share options are valued using a binomial option model. Details of the inputs into this model are provided in note 18, Employee Benefits.

24. Related parties

Identity of related parties
The Group has a related party relationship with its subsidiaries (see note 25), its Directors, Executive Officers and with the following companies:

- XL TechGroup Inc. : Gregory W. Haskell, a member of the Board of Directors of AgCert International Plc is also a shareholder and a member of the Board of XL TechGroup Inc. As a result XL TechGroup Inc is a related party.
- Andlinger Capital III : Merrick G. Andlinger, a member of the Board of Directors of AgCert International Plc is also a member of Andlinger Capital III. As a result Andlinger Capital III is a related party.

In 2005, the Group paid XL TechGroup a total amount of €227,952. This comprised of €102,687 in relation to wages and expenses associated with certain personnel used by the Group; €71,572 for the use of office space in its Melbourne facility; €2,074 professional and legal fees; and, €51,619 in other expenses incurred on behalf of AgCert International Plc. The Group paid €46,785 for the use of Andlinger Capital III personnel.

Transactions with key management personnel

Executive and non-executive directors are considered to be the key management personnel of the Group. Key management personnel received the following remuneration during the period :

	€
Basic salaries	521,185
Fees	250,000
Performance bonuses	87,500
Termination benefits	469,192
Total	1,327,877

Other related party transactions - subsidiaries

Service agreements are in place between AgCert International plc and each subsidiary with exception of Mexico. The service agreements for each country are determined by tax advice received and are based on monthly operating expenditure plus an agreed percentage.

During the period the Company invested €29,219,234 in its foreign subsidiaries and also incurred costs on behalf of foreign subsidiaries of €10,265,135. At 31 December 2005, the Company owed its subsidiaries €1,433,580.

AgCert International Plc

Notes to the consolidated and company financial statements *(continued)*

25. Significant subsidiaries

The Group's ultimate parent Company is AgCert International Plc.

The Company has an investment in the subsidiaries outlined below:

Name and Registered Office	*Country of incorporation*	*Ownership interest*	*Direct/ Indirect ownership*	*Class of share owned*
AgCert Services (USA), Inc Corporation Trust Company Corporation Trust Centre 1209 Orange Street Wilmington New Castle DE 19801 USA	United States	100%	Direct	Ordinary share capital
AgCert Brazil Environmental Solutions Limited Avenida Netuno 29 Quadra 1 Lote 11 Alphaville C AL Santana de Parmiba Sao Paolo Brazil	Brazil	99.98% (1)	Direct	Ordinary share capital
AgCert Mexico Environmental Services S de RL de CV Paso Triunfo de la Republica No 3304 Partido Escobedo Mexico	Mexico	99% 1% (2)	Direct Indirect	Ordinary share capital
AgCert Canada Holding Limited Suite 900 1959 Upper Water Street PO Box 997 Halifax Nova Scotia B3J 2X2 USA	Ireland	100%	Direct	Ordinary share capital

AgCert International Plc

Notes to the consolidated and company financial statements *(continued)*

Note 1: The remaining ownership interest is held by Andlinger Capital III, LLC.
Note 2: The remaining ownership interest is held by AgCert Canada Holdings Limited, who is also a subsidiary of the AgCert Group.

Nature of Business
The nature of the business of AgCert Brazil Environmental Solutions Limited and AgCert Mexico Environmental Services S de RL de CV is the construction of biodigesters, the collection and monitoring of data, the aggregation of suppliers and dealing with any local issues which arise.

The nature of the business of AgCert Services (USA), Inc is the provision of management services, operations support and IT support, the ownership of the Group's USA intellectual property, the registration of the Group's USA patents and data warehousing.

The nature of the business of AgCert Canada Holding Limited is to act as a holding company for AgCert Canada and as a nominee shareholder for other AgCert subsidiaries.

The carrying amount of these investments on the Company balance sheet is as follows

	USA €	Brazil €	Mexico €	Canada €	Total €
On incorporation (8 December 2004)	-	-	-	-	-
Investment in share capital	844	3,627	236	885	5,592
Capital contributions	464,132	17,344,873	11,378,682	25,955	29,213,642
Balance at 31 December 2005	**464,976**	**17,348,500**	**11,378,918**	**26,840**	**29,219,234**

26. Subsequent events

As part of the Company's ongoing funding activities it has, since 31 December 2005:

- arranged a secured pre-payment of up to €60 million with a major global Corporation for the purchase of CERs to be delivered at dates between 2008 and 2012;

- signed a term sheet for the placing with AES of new shares in the amount of 9.9% of the currently issued share capital at a price of €2.66 per share. This placement is subject to AES final Board approval and Agcert International Plc shareholder approval. As part of this arrangement, joint ventures are being negotiated;

- progressed negotiations with The International Finance Corporation ("IFC") and a group of international banks for a senior syndicated debt facility of up to €120 million.